04026764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Wembley plc

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

England and Wales

(Jurisdiction of Subject Company's Incorporation or Organization)

BLB Worldwide Acquisition, Inc.

(Name of Person(s) Furnishing Form)

Ordinary Shares of £1.00 each in Wembley plc
American Depositary Shares, each representing four ordinary shares of £1.00 each in Wembley plc

----

(Title of Class of Subject Securities)

G95393164
950468207

(CUSIP Number of Class of Securities (if applicable))

Madison Grose
c/o Starwood Capital Group Global, L.L.C.
591 W. Putnam Avenue
Greenwich, CT 06830
(203) 422-7714

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of the Issuer)

May 1, 2004

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit I-1-a: Offer Document for the Recommended Cash Offer for Wembley plc by J.P. Morgan plc on behalf of BLB Worldwide Acquisition, Inc., an indirect wholly-owned subsidiary of BLB Investors, L.L.C., and inside the United States by BLB Worldwide Acquisition, Inc.

Exhibit I-1-b: Form of Acceptance, Authority and Election for the Recommended Cash Offer for Wembley plc by J.P. Morgan plc on behalf of BLB Worldwide Acquisition, Inc., an indirect wholly-owned subsidiary of BLB Investors, L.L.C., and inside the United States by BLB Worldwide Acquisition, Inc.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included on the outside cover page or other prominent portion of the Offer Document.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders

N/A

(2) Documents incorporated by reference into the home jurisdiction document

Exhibit II-2-a:	Certificate of Incorporation for BLB Worldwide Acquisition, Inc., dated April 14, 2004
Exhibit II-2-b:	Statement of Organization by Incorporator of BLB Worldwide Acquisition, Inc., dated April 14, 2004
Exhibit II-2-c:	By-Laws of BLB Worldwide Acquisition, Inc.
Exhibit II-2-d:	Initial Resolution of Board of Directors of BLB Worldwide Acquisition, Inc., dated April 14, 2004, ratifying actions of Incorporator, appointing officers and directors, approving issuance of one share to BLB Worldwide Holdings, Inc.
Exhibit II-2-e:	Second Amended and Restated LLC Agreement of BLB LLC dated April 19, 2004, by and among Starbell Investors LLC, Kerzner Investments Acquisitions Limited, and Waterford Group Investments, LLC
Exhibit II-2-f:	Memorandum and Articles of Association of Wembley plc
Exhibit II-2-g:	Audited consolidated accounts of Kerzner International Limited for the two financial years ended 31st December, 2003
Exhibit II-2-h:	Audited consolidated accounts of Wembley plc for the two financial years ended 31st December, 2003
Exhibit II-2-i:	Service agreements of the Wembley Directors of more than one year's duration
Exhibit II-2-j:	Active Value Sale and Purchase and Call Option Agreement relating to Wembley plc, dated 10th March, 2004
Exhibit II-2-k:	Active Value Sale and Purchase Agreement relating to Wembley plc, dated 18th March, 2004
Exhibit II-2-l:	Senior Secured Commitment Letter, dated 19th April, 2004
Exhibit II-2-m:	Bridge Facility Commitment Letter, dated 19th April, 2004
Exhibit II-2-n:	Senior Secured Facilities Fee Letter, dated 19th April, 2004
Exhibit II-2-o:	Senior Bridge Fee Letter, dated 19th April, 2004

Exhibit II-2-p:	UK Debenture, dated 19th April, 2004
Exhibit II-2-q:	Borrower Pledge Agreement, dated 19th April, 2004
Exhibit II-2-r:	Financing Engagement Letter, dated 19th April, 2004
Exhibit II-2-s:	Sponsor Letter, dated 19th April, 2004
Exhibit II-2-t:	Indemnity Letter, dated 19th April, 2004
Exhibit II-2-u:	Bahamian Government Heads of Agreement
Exhibit II-2-v:	Kerzner Joint Venture with Nakheel LLC, September, 2003
Exhibit II-2-w:	Sale of Wembley Sports Arena Limited
Exhibit II-2-x:	Sale of Wembley (London) Limited
Exhibit II-2-y:	Sale of The Corporate Innovations Company Limited
Exhibit II-2-z:	Acquisition of The Perry Barr Greyhound Racing Club Limited
Exhibit II-2-aa:	BLB Inducement Fee Agreement
Exhibit II-2-bb:	MGM Inducement Fee Agreement
Exhibit II-2-cc:	Funding Agreement
Exhibit II-2-dd:	Escrow Agreement
Exhibit II-2-ee:	Sale of the greyhound racing stadium at Catford, London
Exhibit II-2-ff:	JPMorgan written consent to the issue of the offer document
Exhibit II-2-gg:	Hawkpoint written consent to the issue of the offer document
Exhibit II-2-hh:	Merrill Lynch written consent to the issue of the offer document
Exhibit II-2-ii:	Ernst & Young written consent to the issue of the offer document
Exhibit II-2-jj:	Ernst & Young fair extraction letter
Exhibit II-2-kk:	Draft LPR Separation Agreement between Wembley plc and the yet-to-be-incorporated orphan Purchaser (together with current drafts of the documents to be in the agreed form to implement the Lincoln Park Reorganization)
Exhibit II-2-ll:	Wembley Share Option Schemes Rules

Exhibit II-2-mm:	Draft LPR Loan Note Deed
Exhibit II-2-nn:	Trustee Indemnity
Exhibit II-2-oo:	Agreed form Trust Deed
Exhibit II-2-pp:	Side Letter between BLB Worldwide Acquisition, Inc. and Wembley plc
Exhibit II-2-qq:	Agreed form Security Assignment Charge between Wembley plc, BLB Worldwide Acquisition, Inc. and the yet-to-be-appointed Security Trustee
Exhibit II-2-rr:	Agreed form Intra-Group Loan Agreement between BLB Worldwide Acquisition, Inc. and Wembley plc
Exhibit II-2-ss:	Sale of Wembley ticketing business
Exhibit II-2-tt:	Bank Waiver Letter

PART III - CONSENT TO SERVICE OF PROCESS

N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLB Worldwide Acquisition, Inc.

By: ________________________
Name: Madison Grose
Title: Director, BLB Worldwide Acquisition, Inc.

May 3, 2004

Exhibit I-1-a

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the *Financial Services and Markets Act 2000* if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Wembley Shares, please send this document, the Form of Acceptance and the reply-paid envelope as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding of Wembley Shares, you should retain these documents. The foregoing documents must not be forwarded or transmitted in or into Australia, Canada or Japan.

JPMorgan, which is regulated by the Financial Services Authority in the United Kingdom, is acting for BLB Investors and no one else in connection with the Offer and will not be responsible to anyone other than BLB Investors for providing the protections afforded to clients of JPMorgan or for providing advice in relation to the Offer or any matters referred to in this document.

Hawkpoint, which is regulated by the Financial Services Authority in the United Kingdom, is acting for Wembley and no one else in connection with the Offer and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint or for providing advice in relation to the Offer or any matters referred to in this document.

Merrill Lynch, which is regulated by the Financial Services Authority in the United Kingdom, is acting for Wembley and no one else in connection with the Offer and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any matters referred to in this document.

This document should be read in conjunction with the Form of Acceptance, which forms part of this document.

Recommended Cash Offer

by

J.P. Morgan plc

on behalf of

BLB Worldwide Acquisition, Inc.

an indirect wholly-owned subsidiary of

BLB Investors, L.L.C.

and inside the United States by

BLB Worldwide Acquisition, Inc.

for

Wembley plc

YOUR ATTENTION IS DRAWN TO THE LETTER FROM CLAES HULTMAN, CHAIRMAN OF WEMBLEY, SET OUT IN PART I OF THIS DOCUMENT WHICH CONTAINS THE WEMBLEY DIRECTORS' UNANIMOUS RECOMMENDATION THAT, IN THE ABSENCE OF A HIGHER OFFER, YOU ACCEPT THE OFFER.

TO ACCEPT THE OFFER, THE FORM OF ACCEPTANCE SHOULD BE COMPLETED, SIGNED AND RETURNED, WHETHER OR NOT YOUR WEMBLEY SHARES ARE HELD IN CREST, AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RECEIVED BY CAPITA IRG PLC BY NOT LATER THAN 3.00 P.M. (LONDON TIME) ON 22ND MAY, 2004.

THE PROCEDURE FOR ACCEPTING THE OFFER IS SET OUT ON PAGE 2 AND IN PARAGRAPH 18 OF PART II OF THIS DOCUMENT AND IN THE ACCOMPANYING FORM OF ACCEPTANCE.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and the Offer is not capable of acceptance from or within Australia, Canada or Japan. Accordingly, copies of this document, the Form of Acceptance and any other accompanying document are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan. Persons receiving this document, the Form of Acceptance and any other accompanying document (including nominees, trustees and custodians) must not mail or otherwise distribute or send them in, into or from Australia, Canada or Japan as doing so may invalidate any purported acceptance of the Offer. The availability of the Offer to Wembley Shareholders who are not resident in the United Kingdom or the United States may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Any person (including nominees, trustees and custodians) who would, or otherwise intends to, or may have a contractual or legal obligation to, forward this document and/or any related document to any jurisdiction outside the United Kingdom (other than the United States) should read paragraph 6 of Part B and paragraph (c) of Part C of Appendix I to this document before taking any action.

TO ACCEPT THE OFFER

1. Complete the Form of Acceptance in accordance with the instructions printed thereon and in accordance with paragraph 18 of the letter from JPMorgan set out in Part II of this document.

2. Return the completed Form of Acceptance (along with any appropriate documents of title) using the enclosed reply-paid envelope as soon as possible and, in any event, so as to be received by Capita IRG Plc by not later than 3.00 p.m. (London time) on 22nd May, 2004.

3. If you hold your Wembley Shares in CREST, you should follow the additional procedures set out in paragraph 18(e) of the letter from JPMorgan set out in Part II of this document.

If you require assistance, please telephone Capita IRG Plc, the receiving agent to the Offer, on 0870 162 3100 (or +44 20 8639 2157, if telephoning from outside the UK)

The first closing date of the Offer is 3.00 p.m. (London time) on 22nd May, 2004

Offer in the United States

The Offer in the United States is being made solely by BLB Acquisition and neither JPMorgan nor any of its affiliates or related entities is making the Offer in the United States. BLB Acquisition is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute of any state of the United States. If BLB Acquisition becomes aware of any valid US state statute prohibiting the making of the Offer, it will make a good faith effort to comply with such US state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, BLB Acquisition cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) holders in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of BLB Acquisition by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The Offer is being made for securities of a United Kingdom company and United States investors should be aware that the disclosure documents relating to the Offer have been prepared in accordance with the City Code and United Kingdom disclosure requirements, format and style, all of which differ from those in the United States.

In particular, the appendices to this document contain information concerning the Offer required by United Kingdom disclosure requirements that may be material and that has not been summarised elsewhere in this document. In addition, the financial information relating to Wembley reproduced in this document is presented in pounds sterling and has been prepared in accordance with United Kingdom generally accepted accounting principles and thus may not be comparable to financial statements of United States companies or companies whose financial statements are prepared in accordance with United States generally accepted accounting principles. Also, the settlement procedures with respect to the Offer will comply with the rules of the City Code, which differ from US domestic tender offer procedures in certain material respects, particularly with regard to the date of payment.

Wembley is organised under the laws of England and Wales. All of the Wembley Directors are residents of countries other than the United States. As a result, it may not be possible for United States shareholders of Wembley to effect service of process within the United States upon Wembley or such Wembley Directors or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

In accordance with normal UK market practice, BLB Investors or its nominees or brokers (acting as agents) has made, and may from time to time during the period in which the Offer remains open for acceptance make, certain purchases of, or arrangements to purchase, Wembley Shares outside the framework of the Offer. Such purchases, or arrangements to purchase, have complied with and will comply with all applicable UK rules, including the City Code, the rules of the UKLA and the rules of the London Stock Exchange. BLB Investors has purchased 7,732,500 Wembley Shares in this manner and, as a result, on 1st May, 2004, owned 7,732,500 Wembley Shares representing approximately 22.2 per cent. of the issued Wembley Shares. Information about any further such purchases will be disclosed in the United States by way of an announcement by or on behalf of BLB Investors.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or any understanding (whether formal or informal) to acquire or control securities of Wembley, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of the issued Wembley Shares is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service and the Panel of every dealing in such securities during the Offer Period. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

The LPR Loan Notes to be issued to all accepting Wembley Shareholders (other than Restricted Persons, including all US Persons, and those who elect for the LPR Cash Alternative) following determination of the aggregate amount of the LPR Entitlements have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the Securities Act

or under any relevant laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the LPR Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the LPR Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the LPR Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of LPR Loan Notes would constitute a violation of relevant laws or require registration of the LPR Loan Notes, or to, or for the account or benefit of, any US Person or resident of Australia, Canada or Japan or any other such jurisdiction.

As part of the Offer, accepting Wembley Shareholders will receive LPR Loan Notes, unless they elect for the LPR Cash Alternative or are Restricted Persons. The LPR Loan Notes should allow Wembley Shareholders resident in the United Kingdom to defer a proportion of any taxable gain arising on a disposal of their Wembley Shares until such time as the LPR Loan Notes are redeemed.

Notice to New Hampshire Residents: Neither the fact that a registration statement or an application for a license has been filed under chapter 421-B of the New Hampshire Revised Statutes with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA-421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any persons, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

Cautionary note regarding forward-looking statements: This document contains forward-looking statements that involve risks and uncertainties and relate to the expectations, beliefs, hopes, plans, intentions or strategies regarding the future of Wembley, the BLB Investors Group, the Consortium and, assuming the business combination is completed, the combined groups. The forward-looking statements contained in this document include statements about the feasibility and benefits of the acquisition of Wembley by BLB Acquisition. Factors that would cause actual results to differ materially from those described in this document include: costs and terms related to the acquisition of Wembley; the economic environment of the industries in which Wembley operates; regulatory change in the industry and/or the general economic environment. All forward-looking statements included in this document are based upon information available to Wembley and BLB Acquisition as of the date of this document, and neither Wembley nor BLB Acquisition (nor any of their respective officers, directors, employees or advisers) assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future performance. Actual results could differ materially from each company's current expectations.

Contents

PART I

Letter from the Chairman of Wembley

Wembley plc

Registered Office:
Elvin House
Stadium Way
Wembley
HA9 0DW
(Registered in England and Wales, No. 226267)

Directors:

Claes Hultman	*(Chairman and Chief Executive)*
Mark Elliott	*(Finance Director)*
Neil Chisman	*(Non-Executive Director)*
Peter Harris	*(Non-Executive Director)*

1st May, 2004

To: Wembley Shareholders and, for information only, to participants in the Wembley Share Option Schemes

Dear Shareholder,

RECOMMENDED CASH OFFER
BY BLB WORLDWIDE ACQUISITION, INC. FOR WEMBLEY

1. Introduction

On 20th April, 2004, the management committee of BLB Investors and the Wembley Board announced the terms of a recommended cash offer for the entire issued and to be issued share capital of Wembley not already owned by BLB Investors.

I am now writing to you to explain the background to the Offer and the reasons why the Wembley Board considers the terms of the Offer to be fair and reasonable and unanimously recommends that, in the absence of a higher offer, Wembley Shareholders accept the Offer, as the Wembley Directors intend to do in respect of their entire holdings of Wembley Shares.

2. Summary terms of the Offer

The formal Offer is contained in the letter from JPMorgan set out in Part II of this document.

Under the terms of the Offer, Wembley Shareholders will receive:

for each Wembley Share 860 pence in cash and one LPR Entitlement

The Offer values the entire issued and to be issued share capital of Wembley at approximately £309 million, before taking into account any additional value of the LPR Entitlements.

The Offer represents a premium (in all cases before ascribing any value to the LPR Entitlements) of:

- 2.4 per cent. over the Revised MGM Proposal of 840 pence for each Wembley Share;
- 7.5 per cent. over the offer of 800 pence for each Wembley Share announced by BLB Investors on 30th March, 2004;

- 14.7 per cent. over the Original MGM Proposal of 750 pence for each Wembley Share;
- 40.4 per cent. over the Closing Price of 612.5 pence for each Wembley Share on 26th January, 2004, the day prior to the announcement of the Original MGM Proposal; and
- 63.0 per cent. over the Closing Price of 527.5 pence for each Wembley Share on 19th November, 2003, the day prior to the announcement by Wembley that it had received approaches from a number of parties interested in acquiring some or all of the assets of Wembley.

3. The LPR Entitlements

BLB Acquisition has agreed that accepting Wembley Shareholders will, in addition to receiving 860 pence in cash for each Wembley Share, receive one LPR Entitlement for each Wembley Share held, so as to enable them to share in any residual cash following the conclusion of the Lincoln Park Litigation. Further details concerning the LPR Entitlements are set out below.

As a result of the Lincoln Park Litigation, the Wembley Board formulated the Lincoln Park Reorganisation pursuant to which the Lincoln Park Business will, following the receipt of the necessary regulatory consents, be transferred from Lincoln Park Inc. to another Wembley Group company. In addition, the Wembley Board also agreed the terms of the LPR Separation Agreement, pursuant to which LPR and LPRI (the entity which will, following the Lincoln Park Reorganisation, be the successor company to Lincoln Park Inc. and subject to the Lincoln Park Litigation) will be transferred out of the Wembley Group to an independent company, referred to in this document as the "Independent Entity".

Under the LPR Separation Agreement, as more fully described in paragraph 3 of Part II of this document, the consideration payable to Wembley by the Independent Entity will be the residue of the US$16.3 million aggregate cash balances with which LPR and LPRI will be funded at the time of their sale, after the deduction of any penalty which may be imposed on LPRI in the Lincoln Park Litigation (now capped at US$8 million following agreement with the US Attorney pursuant to the Funding Agreement (as summarised in paragraph 6(f)(viii) of Appendix V to this document)) and any costs incurred by LPR and LPRI, including legal, management remuneration (as set out in paragraph 6(b) of this letter) and other associated costs.

Once the consideration is received by Wembley pursuant to the LPR Separation Agreement, deductions may be made in respect of any Applicable Tax. BLB Acquisition has agreed that, following the Offer becoming or being declared unconditional in all respects, it will procure that Wembley takes all reasonable steps to agree as soon as reasonably practicable the market value of LPR (immediately following its formation by Wembley with cash balances of US$8.3 million) and the market value of LPRI (on its acquisition by Wembley from UTGR) with the Inland Revenue and has agreed to take such other steps, including procuring the making of a "check the box" US tax election to have Wembley treated as a disregarded entity for US federal tax purposes, with an effective date no later than 2nd January, 2005 (provided that Wembley shall have been re-registered as a private company limited by shares), as are reasonable to enable it to estimate the amount of the Applicable Tax reasonably promptly following payment of the LPR Separation Consideration. Once such deductions (if any) have been estimated, BLB Acquisition will make payments in respect of the LPR Entitlements within one month thereafter.

BLB Acquisition has also undertaken to procure that Wembley provides security for BLB Acquisition's payment obligation to satisfy the LPR Entitlements, subject to Wembley being able to do so under the relevant provisions of the Companies Act.

Payments in respect of the LPR Entitlements will be made by way of the LPR Loan Notes to all accepting Wembley Shareholders, other than those who have elected for the LPR Cash Alternative and Restricted Persons, who will receive cash. The LPR Loan Notes will be redeemed by BLB Acquisition on the first anniversary of the issue date. Wembley Shareholders resident in the UK for tax purposes should consider the tax consequences of electing for the LPR Cash Alternative as set

out in paragraph 16 of the JPMorgan letter in Part II of this document before making any such election.

The timing of payments in the form of either the LPR Loan Notes or the LPR Cash Alternative in respect of the LPR Entitlements will depend upon when the Lincoln Park Litigation is concluded, when Wembley receives the consideration payable under the LPR Separation Agreement and when BLB Acquisition has estimated any deductions to be made in respect of Applicable Tax. No specific date has yet been determined for the trial of the Lincoln Park Litigation, but the trial is expected to commence in September, 2004.

Further information on the Lincoln Park Litigation and the Lincoln Park Reorganisation is set out in paragraph 7 of the JPMorgan letter in Part II of this document.

4. Background to and reasons for recommending the Offer

Wembley has undergone considerable change since its refinancing in 1995. The Wembley Board has concentrated on the development of a focused group and has sought to realise assets where good value could be achieved. It has also pursued an active share buy-back programme, which has totalled approximately £118 million and has significantly enhanced Wembley's earnings per share.

Following the conclusion of a programme of disposing of non-core assets that included the disposal of Wembley Stadium in 1999 and the sale of the Wembley Complex in 2002, Wembley now has gaming operations in three principal locations, namely Rhode Island, Colorado and the United Kingdom. Wembley's Lincoln Park facility in Rhode Island in the United States now generates the vast majority of the Wembley Group's profitability (in excess of 90 per cent. of Wembley's operating profit from continuing operations before exceptional items in 2003). As a consequence of the risks associated with being so heavily dependent on a single profit source, the Wembley Board concluded that it would be in the interests of Wembley Shareholders to explore a possible sale of the Wembley Group. Pursuit of this strategy was temporarily hindered by the announcement in September, 2003 that, following an investigation by a Federal Grand Jury in Rhode Island, an indictment had been issued against Lincoln Park Inc. and against two Wembley Group executives.

On 20th November, 2003, Wembley announced that it had received approaches from a number of parties interested in acquiring some or all of its assets. In order to facilitate a sale, should an appropriate offer be made, Wembley formulated a reorganisation pursuant to which the potential liability for, and associated costs of, the Lincoln Park Litigation could be separated from the Wembley Group. In light of this structure, on 27th January, 2004, MGM MIRAGE and Wembley announced the Original MGM Proposal. BLB Investors announced its Original Offer on 30th March, 2004 and accordingly, on 2nd April, 2004, the Wembley Board announced the adjournment of the Court meeting of Wembley Shareholders convened to approve the Original MGM Proposal. On 8th April, 2004, MGM MIRAGE announced the Revised MGM Proposal and on 20th April, 2004, the management committee of BLB Investors announced the Offer.

The Wembley Directors believe that the Offer now represents the most attractive proposal for Wembley Shareholders. Accordingly, the Wembley Board unanimously recommends that, in the absence of a higher offer, Wembley Shareholders accept the Offer.

5. Current trading

Wembley announced its preliminary results for the year ended 31st December, 2003 on 24th February, 2004 and posted the annual report and accounts for such period to shareholders on 9th March, 2004. Wembley has not declared a final dividend in respect of the year ended 31st December, 2003.

As reported in the preliminary results for 2003, business in 2004 has started well. At Lincoln Park, the average weekly VLT revenue for the 16 weeks ended 17th April, 2004 was US$5.7 million, an increase of approximately 16 per cent. compared with the corresponding period in 2003 (US$4.9 million). The number of VLTs installed at Lincoln Park has now increased to 2,493.

The greyhound racing track in Catford, London, that was closed in November, 2003, was sold in March, 2004 for £7.5 million.

In a judgment delivered on 19th March, 2004, the presiding judge in the trial in Hong Kong relating to the termination of Wembley's contract to manage the Hong Kong Stadium found in favour of Wembley and against the Hong Kong Secretary for Justice. Wembley was vindicated in all respects in its decision to contest this termination. The judgment resulted in the award to Wembley of damages of approximately £1.5 million. The reimbursement of costs will be assessed at a later stage. The Hong Kong Secretary of Justice has 28 days from 22nd April, 2004 in which to lodge an appeal.

6. Management and employees

(a) Employment arrangements with the Wembley Group

Following the Offer becoming or being declared unconditional in all respects, the Wembley Directors and the other head office employees will be entitled to the monetary amounts described in paragraph 8 of Appendix V to this document. The amounts due to the head office employees who are not Wembley Directors will be paid within one month of the Offer becoming or being declared unconditional in all respects and in accordance with arrangements that have been agreed between BLB Investors and Wembley.

In respect of the management and employees within the rest of the Wembley Group, BLB Investors has assured the Wembley Board that, upon the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all such management and employees will be fully safeguarded.

(b) Employment arrangements with LPR

The Wembley Directors have indicated that they are willing to act as the directors of LPR and be responsible for the conduct of LPRI's defence against the Lincoln Park Litigation. Subject to any applicable legal and/or regulatory requirements, the directors of LPR will receive remuneration from LPR from the date upon which the Offer becomes or is declared unconditional in all respects through to the date of payment of any proceeds to the Independent Entity following the conclusion of the Lincoln Park Litigation and the subsequent liquidation of LPR and LPRI (as appropriate). This remuneration will be *pro rata* to their current annual remuneration from Wembley (but with Claes Hultman being remunerated in accordance with the terms of his Supply Agreement as Chairman), all as set out in paragraph 8 of Appendix V to this document. Following the conclusion of the Lincoln Park Litigation, Claes Hultman and Mark Elliott will receive bonuses of £180,000 and £90,000 respectively from LPR.

7. Wembley Share Option Schemes

Information relating to the effect of the Offer on participants in the Wembley Share Options Schemes is set out in paragraph 12 of Part II of this document.

8. Intentions of the Wembley Directors

The Wembley Directors intend to accept the Offer in respect of their entire holdings of Wembley Shares, totalling 94,891 Wembley Shares, representing approximately 0.3 per cent. of the issued share capital of Wembley.

9. Inducement fee

As an inducement to BLB Investors to announce the Offer, Wembley and BLB Investors have entered into an agreement under which Wembley has agreed to pay BLB Investors a fee of one per cent. of the value of the Offer (without ascribing any value to the LPR Entitlements) in certain circumstances. Further details of the inducement fee are set out in paragraph 14 of Part II of this document.

10. Taxation

Your attention is drawn to paragraph 16 of Part II of this document headed "Taxation". If you are in any doubt as to your tax position or are subject to taxation in any jurisdiction other than the United Kingdom or the United States, you should consult an appropriate professional adviser immediately.

11. Action to be taken to accept the Offer

In order to accept the Offer, the Form of Acceptance should be completed, signed and returned as soon as possible, whether or not your Wembley Shares are in CREST, by post or by hand (during normal business hours) to Capita IRG Plc at Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH as soon as possible and, in any event, so as to be received by no later than 3.00 p.m. (London time) on 22nd May, 2004. A reply-paid envelope (for use in the UK only) is enclosed for your convenience. Any Form of Acceptance received in an envelope post-marked in Australia, Canada or Japan or otherwise appearing to BLB Investors or its agents to have been posted from Australia, Canada or Japan may be rejected as an invalid acceptance of the Offer.

If you are in any doubt as to the procedure for acceptance of the Offer, please telephone Capita IRG Plc on 0870 162 3100 (or +44 20 8639 2157, if telephoning from outside the UK) during normal business hours. Additional Forms of Acceptance are available from Capita IRG Plc upon request.

12. Further information

Your attention is drawn to the letter from JPMorgan set out in Part II of this document and to Appendices I to V to this document. In particular, your attention is drawn to the procedure for accepting the Offer, which is set out in paragraph 18 of the letter from JPMorgan set out in Part II of this document.

13. Recommendation

The Wembley Board, which has been so advised by Hawkpoint and Merrill Lynch, considers the terms of the Offer to be fair and reasonable. In providing advice to the Wembley Board, Hawkpoint and Merrill Lynch have taken into account the commercial assessments of the Wembley Directors.

Accordingly, the Wembley Board unanimously recommends that, in the absence of a higher offer, Wembley Shareholders accept the Offer, as the Wembley Directors intend to do in respect of their entire holdings of 94,891 Wembley Shares, representing approximately 0.3 per cent. of the issued share capital of Wembley.

Yours faithfully

Claes Hultman
Chairman and Chief Executive

PART II

Letter from JPMorgan

JPMorgan

J.P. Morgan plc
125 London Wall
London EC2Y 5AJ
(Registered in England
and Wales, No. 248609)

1st May, 2004

To: Wembley Shareholders and, for information only, to participants in the Wembley Share Option Schemes

Dear Sir or Madam,

RECOMMENDED CASH OFFER BY BLB WORLDWIDE ACQUISITION, INC. FOR WEMBLEY

1. Introduction

On 20th April, 2004, the management committee of BLB Investors and the Wembley Board announced the terms of a recommended cash offer for the entire issued and to be issued share capital of Wembley not already owned by BLB Investors, to be made by JPMorgan on behalf of BLB Acquisition and, inside the United States, by BLB Acquisition.

2. The Offer

The Offer, which is subject to the terms and conditions set out in Appendix I to this document and in the Form of Acceptance, is being made on the following basis:

for each Wembley Share **860 pence in cash and one LPR Entitlement**

The Offer values the entire issued and to be issued share capital of Wembley at approximately £309 million, before taking into account any additional value of the LPR Entitlements.

The Offer represents a premium (in all cases before ascribing any value to the LPR Entitlements) of:

- 2.4 per cent. over the Revised MGM Proposal of 840 pence for each Wembley Share;
- 7.5 per cent. over BLB Investors' Original Offer of 800 pence for each Wembley Share;
- 14.7 per cent. over the Original MGM Proposal of 750 pence for each Wembley Share;
- 40.4 per cent. over the Closing Price of 612.5 pence for each Wembley Share on 26th January, 2004, the day prior to the announcement of the Original MGM Proposal; and
- 63.0 per cent. over the Closing Price of 527.5 pence for each Wembley Share on 19th November, 2003, the day prior to the announcement by Wembley that it had received approaches from a number of parties interested in acquiring some or all of the assets of Wembley.

Wembley Shares will be acquired under the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests and together with all rights attaching thereto including, without limitation, the right to receive all dividends and other distributions (if any) announced, declared, made or paid after the date of this document (but excluding, for the avoidance of doubt, the rights to the LPR Entitlements).

The conditions and further terms of the Offer (including those relating to the LPR Entitlements, the LPR Loan Notes and the LPR Cash Alternative) are set out in this letter, Appendix I to this document

and in the Form of Acceptance. All necessary notifications and filings were made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) by 1st April, 2004, and all relevant waiting periods expired at 11.59 p.m. (New York City time) on 14th April, 2004.

3. The LPR Entitlements

As part of the Lincoln Park Reorganisation, Wembley will sell LPR and LPRI to the Independent Entity pursuant to the LPR Separation Agreement. The aggregate cash balances of LPR and LPRI at that time will equal US$16.3 million (approximately £9.2 million, equivalent to approximately 25 pence per Wembley Share). This will include US$8 million which has been deposited in an escrow account following agreement with the US Attorney that this is the maximum aggregate fine that would be sought under the Lincoln Park Litigation. The consideration for the sale of LPR and LPRI to the Independent Entity will be a sterling amount equal to all of the remaining cash balances of LPR and LPRI distributed to the Independent Entity following conclusion of the Lincoln Park Litigation. Amounts deducted prior to such distribution will include the costs of the Lincoln Park Litigation (including any penalty imposed) and the costs of winding up LPR, LPRI, the Independent Entity and the trust which owns the Independent Entity, the fees of the respective directors and trustees and routine administrative costs. If LPRI is acquitted on all counts at the trial of the Lincoln Park Litigation, US$8 million (approximately £4.5 million, equivalent to approximately 12 pence per Wembley Share) would be released to be distributed by LPRI, together with any further cash balances remaining in LPRI and LPR, subject to the costs and liabilities referred to above.

The amount received (whether in the form of LPR Loan Notes or cash) pursuant to the LPR Entitlements will be calculated by reference to the consideration paid under the LPR Separation Agreement, but will take into account certain tax liabilities that may be incurred by the BLB Group. Specifically, the amount paid (whether in the form of LPR Loan Notes or cash) pursuant to a single LPR Entitlement shall be calculated as being the value of the LPR Separation Consideration less the amount of Applicable Tax (if any), divided by the Total Number of Wembley Shares. BLB Acquisition has agreed that, following the Offer becoming or being declared unconditional in all respects, it will procure that Wembley takes all reasonable steps to agree as soon as reasonably practicable the market value of LPR (immediately following its formation by Wembley with cash balances of US$8.3 million) and the market value of LPRI (on its acquisition by Wembley from UTGR) with the Inland Revenue and has agreed to take such other steps, including procuring the making of a "check the box" US tax election to have Wembley treated as a disregarded entity for US federal tax purposes, with an effective date no later than 2nd January, 2005 (provided that Wembley shall have been re-registered as a private company limited by shares), as are reasonable to enable it to estimate the amount of the Applicable Tax reasonably promptly following payment of the LPR Separation Consideration.

BLB Acquisition has also undertaken to procure that Wembley provides security for BLB Acquisition's obligation to satisfy the LPR Entitlements, subject to Wembley being able to do so under the relevant provisions of the Companies Act.

The timing of payments in respect of the LPR Entitlements will depend *inter alia* upon when the Lincoln Park Litigation is concluded; no specific date has yet been determined for the trial, but the trial is expected to commence during September, 2004. Payments in respect of the LPR Entitlements will be made (either in cash or by the issue of the LPR Loan Notes) after payment of the LPR Separation Consideration to Wembley and, after that payment, within one month after the date on which BLB Acquisition can reasonably estimate the amount of any Applicable Tax.

Wembley Shareholders should note that the majority of the cash balances held by LPR and LPRI will be held in US dollars and that the amount of any eventual payment in pounds sterling in respect of the LPR Entitlements will therefore be affected by movements in the US$:£ exchange rate.

BLB Acquisition and JPMorgan express no opinion as to whether the retained cash balances of LPR and LPRI will be sufficient and, accordingly, whether or when any payment in respect of the LPR Entitlements will be made. Given the limited liability status of LPR and LPRI, the Wembley Group and BLB Acquisition should have no legal or financial exposure relating to the outcome of the Lincoln Park Litigation; BLB Acquisition will not acquire any interest in LPR or LPRI (although a

member of the BLB Investors Group may receive LPR Entitlements pro rata to its shareholding in Wembley). Neither BLB Acquisition nor Wembley will, following the Offer becoming or being declared unconditional in all respects, have any responsibility for the conduct or outcome of the Lincoln Park Litigation.

4. The LPR Loan Notes and the LPR Cash Alternative

Wembley Shareholders (other than Restricted Persons) who validly accept the Offer will, unless they elect to receive cash under the LPR Cash Alternative, receive LPR Loan Notes in respect of any LPR Entitlements to which they are entitled under the terms of the Offer. Wembley Shareholders who are Restricted Persons will receive any LPR Entitlements in cash under the LPR Cash Alternative (and will not be entitled to receive LPR Loan Notes). Wembley Shareholders (other than Restricted Persons) may elect when accepting the Offer to receive any LPR Entitlements in cash under the LPR Cash Alternative instead of LPR Loan Notes, although Wembley Shareholders resident in the United Kingdom for the purposes of UK taxation should be aware of the consequences of making such an election as described in paragraph 16 below.

The LPR Loan Notes will be issued on the following basis:

for every £1 of LPR Entitlement due ***£1 in nominal amount of LPR Loan Notes***

The LPR Loan Notes, which will be governed by English law, will be unsecured and will be issued credited as fully paid in amounts and integral multiples of £1 nominal value. All fractional entitlements to LPR Loan Notes will be disregarded.

No application will be made for the admission of the LPR Entitlements or the LPR Loan Notes to the Official List or to trading on the London Stock Exchange and the LPR Entitlements and the LPR Loan Notes have not been and will not be registered pursuant to the Securities Act or the Exchange Act. The LPR Loan Notes will not be issued to Restricted Persons.

The LPR Loan Notes, and rights to receive the LPR Entitlements in cash under the LPR Cash Alternative, will not be transferable, save upon the liquidation or bankruptcy of the relevant holder, the transmission upon death of the relevant holder or, at the discretion of the BLB Acquisition Directors, to permit transfers from an Individual Savings Account or Personal Equity Plan to the underlying shareholder or as otherwise required by any applicable law or regulation.

The LPR Loan Notes will be redeemed by BLB Acquisition on the first anniversary of the date of issue. The LPR Loan Notes will carry interest at the rate of 0.5 per cent. below LIBOR. Interest will be paid on the principal amount of the LPR Loan Notes outstanding when they are redeemed, in respect of the period from (and including) the date of issue up to (but excluding) the date of redemption. Further information as to the terms of the LPR Loan Notes is set out in Appendix II to this document.

A summary of the taxation treatment for certain Wembley Shareholders in respect of the LPR Entitlements is set out in paragraph 16 below. It should be noted that the taxation treatment for individual or corporate Wembley Shareholders who are resident or ordinarily resident in the UK for taxation purposes may differ depending upon whether they elect to receive LPR Loan Notes or the LPR Cash Alternative.

The LPR Cash Alternative will remain open for acceptance for so long as the Offer remains open for acceptance. The LPR Cash Alternative will be conditional upon the Offer becoming or being declared unconditional in all respects.

5. Recommendation of the Wembley Board

The letter from the Chairman of Wembley set out in Part I of this document confirms that the Wembley Board, which has been so advised by Hawkpoint and Merrill Lynch, considers the terms of the Offer to be fair and reasonable and that, accordingly, the Wembley Board unanimously recommends that, in the absence of a higher offer, Wembley Shareholders accept the Offer, as the Wembley Directors intend to do in respect of their entire holdings of 94,891 Wembley Shares, representing 0.3 per cent. of the existing issued share capital of Wembley.

6. Background to and reasons for the Offer

The members of BLB Investors, who have a proven track record of successfully working together, bring significant expertise and capabilities in the real estate, gaming and leisure industries. Starwood Capital is a major investor in leisure-related real estate projects, Kerzner is a leading international developer and operator of destination resorts and casinos and Waterford is an operator and developer of gaming and hospitality properties.

The members of BLB Investors have extensive experience of successfully developing and operating assets worldwide, including in the North Eastern US gaming and real estate markets. Accordingly, BLB Investors regards the acquisition of Wembley as an important opportunity to invest in these markets and, specifically, to enhance and develop the Lincoln Park facilities in a manner supported by and agreed with both the local communities and the relevant regulators in Rhode Island.

In addition, the UK assets of Wembley are regarded as interesting development opportunities, should the gaming reforms currently proposed in the UK be adopted.

On 10th March, 2004, BLB Investors approached the Wembley Board expressing its interest in making an offer and seeking, among other things, due diligence information. The Wembley Board has since then been co-operating with BLB Investors in connection with its proposals. On 30th March, 2004, BLB Investors announced a cash offer of 800 pence for each Wembley Share. On 2nd April, 2004, the Wembley Board announced the adjournment of the Court meeting of Wembley Shareholders convened to approve the Original MGM Proposal.

On 8th April, 2004, MGM MIRAGE announced a revised cash offer of 840 pence for each Wembley Share, as well as the distribution by Wembley of one share in an English limited liability company (formed for the purpose of holding the membership interests in LPRI) for each Wembley Share held.

In response to this announcement by MGM MIRAGE, the management committee of BLB Investors announced on 20th April, 2004 an increased cash offer of 860 pence and the equivalent of one LPR Entitlement for each Wembley Share. The Offer has been unanimously recommended by the Wembley Board.

Pursuant to agreements dated 10th March and 18th March, 2004, BLB Investors has acquired 7,732,500 Wembley Shares from Active Value (representing approximately 22.2 per cent. of Wembley's issued share capital), all at a price of 800 pence for each Wembley Share.

7. The Lincoln Park Reorganisation

In September, 2003, following an investigation by a Federal Grand Jury in Rhode Island, an indictment was issued against Wembley's indirect wholly-owned subsidiary and owner of the Lincoln Park Business, Lincoln Park Inc., and against two Wembley Group executives. The allegations arose from the preliminary consideration of a possible bonus or retainer to be paid to Lincoln Park Inc.'s long-standing external legal attorney in Rhode Island. Lincoln Park Inc. and the two executives continue to deny the allegations and have stated that the allegations will be vigorously defended at trial.

On 27th January, 2004, Wembley announced that Lincoln Park Inc. had entered into an agreement with the United States, acting by and through the US Attorney, to deposit US$8.0 million into an escrow account, following agreement with the US Attorney that this is the maximum aggregate fine that would be sought in the event of a conviction of Lincoln Park Inc. on all counts under the indictment against it. As part of this agreement, the US Attorney also confirmed that he would not object to the transfer of the business of Lincoln Park Inc. to another Wembley subsidiary, as would be effected pursuant to the Lincoln Park Reorganisation.

The Lincoln Park Reorganisation is intended to separate from the Wembley Group (upon its acquisition by BLB Acquisition) any potential liability for, and associated costs of, the Lincoln Park Litigation, such that at no point in time will BLB Acquisition acquire any interest in LPR or LPRI or any legal exposure to the Lincoln Park Litigation (although a member of the BLB Investors Group may receive LPR Entitlements pro rata to its shareholding in Wembley).

Under the Lincoln Park Reorganisation, the following steps will be effected (although Wembley and BLB Acquisition reserve the right to agree to amendments to these steps to effect the underlying commercial objectives):

(a) Lincoln Park Inc. will be reorganised by way of merger into LPRI;

(b) LPRI will transfer (by distribution or otherwise) its business and assets to its immediate holding company, UTGR, and UTGR will assume all the liabilities of LPRI except that LPRI will retain its potential liability for, and associated costs of, the Lincoln Park Litigation. LPRI will also retain the cash balance of US$8.0 million deposited in escrow (approximately £4.5 million). Except for the foregoing, LPRI will have no assets or liabilities;

(c) UTGR will sell its membership interest in LPRI to Wembley at market value;

(d) Wembley will transfer its membership interest in LPRI to LPR in exchange for an issue of shares by LPR. LPR will be a private limited company incorporated in Jersey as a wholly-owned, direct subsidiary of Wembley. LPR will have no assets other than its cash balances of US$8.3 million and its interest in LPRI. LPRI will hold a cash balance of US$8.0 million deposited in escrow (as referred to above). The Wembley Directors believe, following legal advice, that such amounts will be sufficient to meet the potential liability for, and associated costs of, the Lincoln Park Litigation; and

(e) shortly before the Offer becomes or is declared unconditional in all respects, Wembley will sell its shares in LPR to the Independent Entity pursuant to the terms of the LPR Separation Agreement.

8. Financing of the Offer

The Offer will be funded by equity contributions from investment affiliates of each of Starwood Capital, Kerzner and Waterford Group and by debt facilities provided by Deutsche Bank and JPMorgan Chase.

9. Information on the Consortium, BLB Investors and BLB Acquisition

(a) Starwood Capital

Starwood Capital is a privately held global investment management firm based in Greenwich, Connecticut that specialises in real estate-related investments on behalf of select private and institutional investor partners. Starwood Capital is a significant participant in the global real estate markets.

Since its inception in 1991, Starwood Capital and its predecessors have specialised in real estate investments on behalf of high net worth families, pension funds and other institutional investors. During this period, Starwood Capital has completed over 300 transactions and Starwood Capital and its affiliates have invested approximately US$2.6 billion of private and institutional capital for transactions representing approximately US$8.0 billion worth of real estate and related assets. Starwood Capital and its affiliates have specialised in building business enterprises around core real estate portfolios, including: (a) the recapitalisation, reorganisation and expansion in 1995 of a real estate investment trust in financial difficulty to become the company which is today known as Starwood Hotels & Resorts Worldwide, Inc., a leading global owner/operator of hotels, with ownership of brands such as Sheraton, Westin, The St. Regis Luxury Collection and "W"; (b) contributing a substantial mezzanine debt portfolio to create the company which is today known as iStar Financial, Inc., one of the leading publicly-owned finance companies in the US focused on commercial real estate; and (c) the acquisition in 2003, in partnership with affiliates of Goldman Sachs & Co., of National Golf Properties/American Golf Corporation, one of the largest owner/operators of golf courses and related facilities in the US.

Starwood Capital's affiliates have significant existing real estate holdings in Rhode Island, including: (a) a 290 unit, age-restricted residential development known as the Village at Mount Hope Bay in Tiverton, located on approximately 106 acres, with estimated total project costs exceeding US$175 million and to consist of town houses, condominiums and a marina; (b) the land

under a 239,000 square feet multi-family project subject to a 99 year ground lease; (c) approximately 176,000 square feet of retail centres in Pawtucket and Middletown; and (d) approximately 115,000 square feet of industrial and office property in East Providence.

Starwood Capital's most recent fund offering closed in February, 2002 with total capital of US$567 million committed to affiliated co-investment funds. In its current investment vehicle, SOF-VI, Starwood Capital is expanding its domestic and international platforms to make investments in a variety of residential land development, senior housing, industrial, retail, mixed use, golf and corporate transactions.

(b) Kerzner

Kerzner is a leading international developer and operator of destination resorts and casinos. Kerzner's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three inter-connected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. Kerzner is listed on the New York Stock Exchange with a current equity market capitalisation of approximately US$1.35 billion.

In its luxury resort hotel business, Kerzner manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai.

As at 31st December, 2003, Kerzner had consolidated gross assets of approximately US$1.5 billion (2002: US$1.4 billion). For the year ended 31st December, 2003, Kerzner had consolidated gross revenues of US$585.0 million (2002: US$565.6 million) and consolidated net income of approximately US$71.6 million (2002: US$39.6 million). Kerzner continued to perform satisfactorily in the first quarter of 2004.

More detailed financial information relating to Kerzner is contained in Appendix IV to this document.

(c) Waterford

Waterford is an operator and developer of gaming and hospitality properties in the United States. With 27 properties throughout the United States, Waterford has experience operating a variety of properties, including gaming facilities, full-service and resort properties, conference and convention centres, all-suite hotels and limited services properties. One of these properties, which opened in May, 2003, is located in Warwick, Rhode Island and was developed and constructed, and is now owned and managed by affiliates of Waterford.

Since 1986, Waterford has been involved in the development of projects totalling more than US$2 billion.

Together with the Mohegan Tribe of Indians of Connecticut, Kerzner and Waterford were responsible for developing the Mohegan Sun Casino in Uncasville, Connecticut, one of the premier casino destinations in the United States. Kerzner and Waterford together managed the Mohegan Sun Casino until 31st December, 1999, at which time the Mohegan Tribe agreed to pay Kerzner and Waterford a percentage of future gross revenues of the Mohegan Sun Casino in exchange for relinquishing their management contract to the Mohegan Tribe. As a result of relinquishing the management contract, Kerzner and Waterford no longer provide any management services to the Mohegan Sun Casino and only expect to receive payments for a period of time as consideration for having relinquished the management contract.

As at 31st December, 2003, Waterford had consolidated total assets of approximately US$210.6 million (2002: approximately US$163.0 million). For the year ended 31st December, 2003, Waterford had consolidated total revenues of approximately US$38.4 million (2002: approximately US$34.6 million) and consolidated net income of approximately US$1.8 million (2002: approximately US$11.2 million).

(b) Employment arrangements with LPR

The Wembley Directors have indicated that they are willing to act as the directors of LPR and be responsible for the conduct of LPRI's defence against the Lincoln Park Litigation. Subject to any applicable legal and/or regulatory requirements, the directors of LPR will receive remuneration from LPR from the date upon which the Offer becomes or is declared unconditional in all respects through to the date of distribution of any proceeds to the Independent Entity following the conclusion of the Lincoln Park Litigation and the subsequent liquidation of LPR and LPRI (as appropriate). This remuneration will be *pro rata* to their current annual remuneration from Wembley (but with Claes Hultman being remunerated in accordance with the terms of his Supply Agreement as Chairman), all as set out in paragraph 8 of Appendix V to this document. Following the conclusion of the Lincoln Park Litigation, Claes Hultman and Mark Elliott will receive bonuses of £180,000 and £90,000 respectively from LPR.

12. Wembley Share Option Schemes

The Offer is being extended to any Wembley Shares which are allotted or issued as a result of the exercise of options granted under the Wembley Share Option Schemes while the Offer remains open for acceptance (or, subject to the provisions of the City Code, until such earlier date or dates as BLB Acquisition may determine).

In the event that the Offer becomes or is declared unconditional in all respects, BLB Investors will write to participants in the Wembley Share Option Schemes to inform them of the effect of the Offer on their rights under the Wembley Share Option Schemes and to make appropriate proposals to them.

13. Wembley ADRs

Each outstanding Wembley ADS is evidenced by a Wembley ADR and represents four Wembley Shares deposited pursuant to the Deposit Agreement. In order for a holder of Wembley ADRs to participate in the Offer, the holder must (i) surrender (or in the case of a beneficial owner of Wembley ADRs, arrange for the surrender by the registered owner of such Wembley ADRs) to the Depositary such holder's Wembley ADRs for cancellation and delivery of the underlying Wembley Shares from the Depositary, pursuant to the Depositary's customary procedures and upon payment of any applicable fees of the Depositary and (ii) upon receipt of such underlying Wembley Shares, complete, sign and return the Form of Acceptance, and the Substitute Form W-9 accompanying the Form of Acceptance printed on blue paper, as soon as possible and, in any event, so as to be received by Capita IRG Plc by not later than 3.00 p.m. (London time) on 22nd May, 2004. If you are a beneficial owner of Wembley ADRs held of record by or through a bank, broker, dealer or other nominee and you wish to participate in the Offer, you should contact your bank, broker, dealer or other nominee as soon as possible in order to arrange for the foregoing actions to be taken.

If you wish to cancel your Wembley ADRs and take delivery of the underlying Wembley Shares in order to participate in the Offer, you should contact The Bank of New York's ADR cancellation desk at (212) 815-2347 or (212) 815-2783 at The Bank of New York, 101 Barclay Street, 22nd Floor, New York, New York 10286, as soon as possible.

If you have any questions on how to complete the Form of Acceptance, please telephone Capita IRG Plc on +44 20 8639 2157 during normal business hours in London. Additional Forms of Acceptance are available from Capita IRG Plc upon request.

Your attention is drawn to the procedure for accepting the Offer set out in paragraph 18 below.

Waterford Group is a wholly-owned subsidiary of Waterford and directly holds 25 per cent. of BLB Investors.

(d) BLB Investors

BLB Investors is a Delaware limited liability company, which is 37.5 per cent. owned by an investment affiliate of Starwood Capital, 37.5 per cent. owned by an investment affiliate of Kerzner and 25 per cent. owned by an investment affiliate of Waterford. Due diligence analysis over the past few weeks has encouraged Kerzner to increase its ownership interest in BLB Investors. With a better understanding of the potential of Wembley's Rhode Island and UK assets, Kerzner has increased its equity interest in BLB Investors from 25 per cent. to 37.5 per cent. Starwood Capital's leadership and fiscal capabilities remain instrumental to BLB Investors and are reflected in its 37.5 per cent. equity position. Waterford remains a 25 per cent. owner of BLB Investors.

(e) BLB Acquisition

BLB Acquisition is an indirect wholly-owned subsidiary of BLB Investors, newly incorporated for the specific purpose of making the Offer. BLB Acquisition has not traded since its date of incorporation, nor has it entered into any obligations other than in connection with the Offer and the financing of the Offer.

10. Information on Wembley

Wembley is a track-based gaming business with operations in the United Kingdom and the United States. In the United States, Wembley has operations in the states of Rhode Island and Colorado. Wembley's principal venue is the Lincoln Park greyhound track in Rhode Island. In Colorado, Wembley owns and operates three greyhound racing tracks and one horse racing track, together with an off-track betting operation. At Lincoln Park, Wembley's strategy is to offer additional gaming opportunities in the form of VLTs. In the United Kingdom, Wembley is the leading owner and operator of greyhound tracks, with tracks in Wimbledon, Manchester, Birmingham, Oxford and Portsmouth.

For the year ended 31st December, 2003, Wembley reported audited turnover from continuing operations of £97.9 million (2002: £101.1 million) and audited operating profit from continuing operations and before tax, interest and exceptional items of £35.3 million (2002: £39.3 million). As at 31st December, 2003, Wembley had audited net assets of £188.0 million.

In a judgment delivered on 19th March, 2004, the presiding judge in the trial in Hong Kong relating to the termination of Wembley's contract to manage the Hong Kong Stadium found in favour of Wembley and against the Hong Kong Secretary for Justice. Wembley was vindicated in all respects in its decision to contest this termination. The judgment resulted in the award to Wembley of damages of approximately £1.5 million. The reimbursement of costs will be assessed at a later stage. The Hong Kong Secretary of Justice has 28 days from 22nd April, 2004 in which to lodge an appeal.

Further financial information relating to the Wembley Group is contained in Appendix III to this document.

11. Management and employees

(a) Employment arrangements with the Wembley Group

Following the Offer becoming or being declared unconditional in all respects, the Wembley Directors and the other head office employees will be entitled to the monetary amounts described in paragraph 8 of Appendix V to this document. The amounts due to the head office employees who are not Wembley Directors will be paid within one month of the Offer becoming or being declared unconditional in all respects and in accordance with arrangements that have been agreed between BLB Investors and Wembley.

In respect of the management and employees within the rest of the Wembley Group, BLB Investors has assured the Wembley Board that, upon the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all such management and employees will be fully safeguarded.

14. Inducement fee

As an inducement to BLB Investors to make the Offer, Wembley and BLB Investors have entered into an agreement under which Wembley has agreed to pay BLB Investors an inducement fee in certain circumstances. Wembley and BLB Investors have agreed that an inducement fee of one per cent. of the value of the Offer (without ascribing any value to the LPR Entitlements) will be payable in the event that:

(a) the unanimous recommendation made by the Wembley Board in respect of the Offer is not given or is withdrawn (other than in circumstances where it is withdrawn as a result of and, in Wembley's reasonable opinion, because of the act or omission of BLB Acquisition and/or BLB Investors), and subsequently the Offer lapses or is withdrawn in accordance with its terms; or

(b) a takeover proposal is made by a third party unconnected with Wembley which subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented. For these purposes, takeover proposal means any offer (as defined in the City Code) for Wembley or other business combination involving the acquisition of control (as defined in section 840 Income and Corporation Taxes Act 1988) of Wembley or of all or a material part of the assets of Wembley (including, without limitation, the gaming and entertainment business located at Lincoln Park, Rhode Island),

provided that the inducement fee payable to BLB Investors shall be reduced by an amount equal to any inducement fee payable by Wembley to MGM MIRAGE under an agreement dated 23rd January, 2004, as amended on 8th April, 2004. In the event that an inducement fee is payable to MGM MIRAGE and a takeover proposal is made by a third party unconnected with Wembley which subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented, then the inducement fee payable by Wembley to BLB Investors will be one per cent. of the value of Wembley by reference to that third party takeover proposal (without ascribing any value to the LPR Entitlements) less an amount equal to the inducement fee payable by Wembley to MGM MIRAGE.

15. Compulsory acquisition and cancellation of listing of Wembley Shares

Subject to the Offer becoming or being declared unconditional in all respects, if sufficient acceptances are received under the Offer, BLB Acquisition intends to:

(a) apply the procedures set out in sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding Wembley Shares to which the Offer relates on the same terms as the Offer; and

(b) procure that Wembley applies to the UKLA for cancellation of the listing of the Wembley Shares on the Official List and to the London Stock Exchange for admission to trading of the Wembley Shares to be cancelled.

It is anticipated that the cancellation of Wembley's listing and admission to trading will take effect no earlier than the expiry of 20 business days after the date on which the Offer becomes or is declared unconditional in all respects.

16. Taxation

A. United Kingdom taxation

The following paragraphs, which are intended as a general guide only, are based on current UK legislation and UK Inland Revenue practice. You are warned that levels and bases of taxation can change. These paragraphs summarise certain limited aspects of the UK taxation treatment of the acceptance of the Offer, and they relate only to the position of individual and corporate Wembley Shareholders who hold their Wembley Shares beneficially as an investment, otherwise than under a personal equity plan or an individual savings account (ISA), and who are resident or ordinarily resident in the UK for taxation purposes (except in so far as express reference is made to the treatment of non-UK residents). **If you are in any doubt as to your taxation position or if you are**

subject to taxation in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

(a) *UK taxation on chargeable gains – cash*

To the extent that a Wembley Shareholder receives cash under the Offer (other than pursuant to the LPR Entitlement, as to which see below), this will constitute a disposal or part-disposal of a Wembley Shareholder's Wembley Shares for the purposes of UK taxation on chargeable gains. Such a disposal or part-disposal may, depending on the Wembley Shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to UK taxation on chargeable gains.

(i) Corporation tax payers

In the case of a Wembley Shareholder which is within the charge to UK corporation tax on a disposal of its Wembley Shares for cash, such Wembley Shareholder should be entitled to an indexation allowance.

(ii) Other UK taxpayers

The indexation allowance is only available to other UK taxpayers (not being corporation tax payers) for periods of ownership before April, 1998. "Taper relief" may be available to reduce the amount of the gains subject to tax by reference to the Wembley Shareholder's period of ownership after 5th April, 1998.

(b) *UK taxation on chargeable gains – LPR Loan Notes and LPR Cash Alternative*

Deferred Proceeds

Wembley Shareholders will receive any LPR Entitlements in the form of LPR Loan Notes, unless they are a Restricted Person or they elect for the LPR Cash Alternative.

LPR Loan Notes

A Wembley Shareholder who, alone or together with persons connected with him or her, holds no more than 5 per cent. of the shares in Wembley and whose LPR Entitlement is satisfied by LPR Loan Notes should be treated in the following way. **Provided such a shareholder makes an election pursuant to section 138A of the Taxation of Chargeable Gains Act 1992 (a section 138A election)**, no disposal will occur for the purposes of UK taxation of chargeable gains at the time of the receipt of the LPR Entitlement, or on the issue of any LPR Loan Notes.

For an individual or other non-corporate Wembley Shareholder, the LPR Loan Notes should not constitute qualifying corporate bonds. The LPR Entitlement, and subsequently the LPR Loan Notes, should (provided a section 138A election is made) be treated as the same asset and as having been acquired at the same time as the appropriate proportion of the Wembley Shares they replace. On a subsequent disposal of the LPR Entitlement or of all or any of the LPR Loan Notes (including on redemption) a liability to UK taxation on chargeable gains may arise depending on individual circumstances.

For a Wembley Shareholder within the charge to corporation tax, the treatment will be as described above in relation to non-corporate holders, save that the LPR Loan Notes will be qualifying corporate bonds for the purposes of UK taxation of chargeable gains. As a result, any gain or loss that would otherwise have arisen on a disposal of the LPR Entitlement at the time of receipt of the LPR Loan Notes will be "held over" into the LPR Loan Notes and crystallise on their subsequent disposal (including on redemption). Furthermore, no indexation allowance will be available for the period of ownership of the LPR Loan Notes and, except to the extent that any gain or loss was "held over" into the LPR Loan Notes, no chargeable gain or allowable loss will arise on a disposal of the LPR Loan Notes.

A Wembley Shareholder who, alone or together with persons connected with him or her, holds more than 5 per cent. of the shares in Wembley, will be eligible for the treatment described in the preceding paragraphs only if the issue of the LPR Entitlement in exchange for Wembley Shares and any subsequent issue of LPR Loan Notes is effected for *bona fide* commercial reasons and not for tax avoidance purposes. Such Wembley Shareholders are advised that an application for clearance will be made under section 138 of the Taxation of Chargeable Gains Act 1992 seeking confirmation that the Inland Revenue is satisfied as to these matters.

If a section 138A election is not made then, subject to what is said below, an immediate part disposal of Wembley Shares (for a consideration equal to the market value of the LPR Entitlement), will occur for the purposes of UK taxation of chargeable gains and a liability to tax may therefore arise at the time the Offer becomes unconditional. A further disposal (being a disposal of the LPR Entitlement) would then also occur on receipt of any LPR Loan Notes, for a consideration equal to the value of the LPR Loan Notes. If a Wembley Shareholder is in any doubt as to what action to take, he or she should consult an appropriate independent professional adviser. Wembley Shareholders are advised that a section 138A election must be made by way of a notice to the Inland Revenue. In the case of individual Wembley Shareholders such election must be made by the first anniversary of 31st January immediately after the end of the tax year in which the Offer becomes unconditional. This date is expected to be 31st January, 2007. Corporate Wembley Shareholders must make the election within the period of two years from the end of the accounting period in which the Offer becomes unconditional.

LPR Cash Alternative

To the extent that a Wembley Shareholder elects that his or her LPR Entitlements should be satisfied in cash, or is otherwise to receive cash by virtue of being a Restricted Person, he or she will be treated, for the purposes of UK taxation of chargeable gains, as making a part disposal of his or her Wembley Shares at the time the Offer becomes unconditional, for a consideration equal to the market value of his or her LPR Entitlement. **A liability to tax may therefore arise at that time.**

A further disposal (being a disposal of the LPR Entitlements) would occur on receipt of any cash pursuant to the LPR Entitlements, for a consideration equal to the cash received. The allowable original cost of the LPR Entitlement would be determined by reference to the market value of the LPR Entitlements when received at the time the Offer becomes unconditional.

(c) *Other direct tax matters*

Special tax provisions may apply to Wembley Shareholders who have acquired or acquire their Wembley Shares by exercising options under the Wembley Share Option Schemes, including provisions imposing a charge to income tax.

(d) *Stamp duty and stamp duty reserve tax (SDRT)*

No stamp duty or SDRT will be payable by Wembley Shareholders as a result of accepting the Offer.

(e) *Interest on the LPR Loan Notes*

The gross amount of the interest will form part of the recipient's income for the purposes of United Kingdom income tax or corporation tax.

A disposal of LPR Loan Notes may give rise to a tax liability for Wembley Shareholders on an amount representing interest accrued on the LPR Loan Notes at the date of disposal.

capital losses is subject to significant limitations. If the value of the LPR Entitlements cannot reasonably be ascertained at the time of the Offer becoming or being declared unconditional in all respects, it is possible that the full amount realised by US Holders will not be known until such value can be ascertained. This may cause the recognition of some portion of gain or loss to be deferred under the "open transaction" doctrine. US Holders should consult their own tax advisors as to the availability of the "open transaction" doctrine and the timing of the recognition of gain or loss thereunder.

A US Holder's initial tax basis in the Wembley Shares will generally be the United States dollar value of the pound sterling denominated purchase price determined on the date of purchase. A cash basis US Holder, or, if it elects, an accrual basis US Holder, will determine the dollar value of the cost of such Wembley Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

A US Holder that receives pounds sterling pursuant to the Offer will realise an amount equal to the US dollar value of the pounds sterling on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the pounds sterling on the settlement date). If a US Holder receives pounds sterling upon a sale or exchange of Wembley Shares, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such pounds sterling will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such pounds sterling are converted into US dollars on the date received by the US Holder, a cash basis or electing accrual US Holder should not recognise any gain or loss on such conversion.

In addition, the LPR Entitlements paid by BLB Acquisition may partially be characterised as interest for US federal income tax purposes. The fair market value of the LPR Entitlements to be paid to a Wembley Shareholder in the future, minus the present value of such LPR Entitlements to be paid in the future (discounted at the applicable federal rate to the date the Wembley Shares were exchanged) may be treated as interest. The payment of such amount treated as interest to Non-US Holders may be subject to US withholding tax unless the Non-US Holder can establish its entitlement to an exemption from such withholding tax under the "portfolio interest exemption" or under an income tax treaty. The income tax treaty between the United Kingdom and the United States exempts interest payments from US withholding taxes. US Holders must include the amount treated as interest as ordinary income for US federal income tax purposes.

Subject to the discussion below under *"Backup Withholding and Information Reporting"*, and subject to the discussion above with respect to the possibility that a portion of the gain would be recharacterised as interest, a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realised on the sale or exchange of Wembley Shares unless: (a) that gain is effectively connected with the conduct by that Non-US Holder of a trade or business within the United States, (b) in the case of any gain realised by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (c) Wembley is treated as a "US Real Property Holding Corporation" (**USRPHC**) as that term is defined by Section 897 of the Code. In this regard, Wembley would generally be treated as a USRPHC if the fair market value of each of its US real property interests equals or exceeds 50 per cent. of the fair market value of the sum of: (i) its US real property interests; (ii) its interests in real property located outside the United States; and (iii) any other of its assets which are used or held for use in a trade or business.

(b) *Payments under the LPR Loan Notes to Non-US Holders*

Subject to the discussion below under the heading "Backup Withholding and Information Reporting", payments of principal of, and interest on, any LPR Loan Note to a Non-US Holder, should not be subject to any US withholding tax provided that the beneficial owner of the LPR Loan Note provides certification completed in compliance with applicable statutory and regulatory requirements or an exemption is otherwise established. If, on the date the LPR

B. United States federal income taxation

The following summary describes certain US federal income tax consequences of accepting the Offer. This summary addresses only US federal income tax considerations of Wembley Shareholders that hold Wembley Shares as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to accept the Offer. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that hold Wembley Shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for US federal income tax purposes; (f) persons that have a "functional currency" other than the US dollar; (g) persons that own (or are deemed to own) 10 per cent. or more (by voting power) of Wembley's share capital; (h) regulated investment companies; and (i) persons who hold Wembley Shares through partnerships or other pass-through entities. This summary does not address alternative minimum tax consequences or any state and local tax consequences. Further, this summary does not address any tax consequences applicable to holders of equity interests in a holder of Wembley Shares.

This summary is based on the Internal Revenue Code of 1986, as amended (the **Code**), US Treasury regulations and judicial and administrative interpretations thereof, in each case, as in effect and available on the date of this document. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

This summary of US federal income tax consequences, set out below, is for informational purposes only. Each Wembley Shareholder should consult its own tax advisor with respect to the US federal, estate, state, local, gift and other tax consequences of accepting the Offer.

For purposes of this summary a **US Holder** is a beneficial owner of Wembley Shares that is, for US federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust or (ii) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a United States person. If a partnership holds Wembley Shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding Wembley Shares should consult its own tax advisor. A **Non-US Holder** is a beneficial owner of Wembley Shares that is not a US Holder.

Further, the following analysis assumes that Wembley is not a "passive foreign investment company", as that term is defined in Section 1297 of the Code or a "foreign personal holding company", as that term is defined in Section 552 of the Code.

Finally, the analysis below is based on the understanding that no "US shareholders", as that term is defined in Section 951(b) of the Code, own, either directly or through attribution, in the aggregate more than 50 per cent. of the vote or value of Wembley, which would cause Wembley to be a "controlled foreign corporation" as that term is defined by Section 957(a) of the Code.

(a) *Exchange of Wembley Shares pursuant to the Offer*

The receipt of consideration in exchange for Wembley Shares pursuant to the Offer will be taxable as a sale or exchange for US federal income tax purposes. Accordingly, a US Holder will generally recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised from such sale or exchange and the US Holder's tax basis in such Wembley Shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) if the Wembley Shares were held for more than one year. Any such gain or loss would generally be treated as gain or loss from sources within the United States. The deductibility of

Loan Notes are issued, the applicable federal rate for US tax purposes is above LIBOR minus 0.5 per cent, an amount of principal may be characterised as interest for US tax purposes and may be subject to US withholding tax unless the Non-US Holder can establish its entitlement to an exemption from such withholding tax under the "portfolio interest exemption" or under an income tax treaty.

Subject to the discussion below under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realised on the sale, exchange or retirement of an LPR Loan Note, unless (a) that gain is effectively connected with the conduct by that non-US Holder of a trade or business within the United States, or (b) in the case of any gain realised by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met.

(c) *Backup Withholding and Information Reporting*

Backup withholding and information reporting requirements may apply to certain payments to US Holders of proceeds of a sale or exchange of a Wembley Share. BLB Investors, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding if the US Holder fails (a) to furnish the US Holder's taxpayer identification number, (b) to certify that such US Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-US Holders who hold their Wembley Shares through a US broker or agent or through the US office of a non-US broker or agent may be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder's US federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

Wembley Shareholders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

17. Overseas Shareholders

The attention of Wembley Shareholders who are citizens or residents of jurisdictions outside the United Kingdom or the United States or who are holding shares for such citizens or residents and any person (including, without limitation, any nominee, custodian or trustee) who may have an obligation to forward any document in connection with the Offer outside the United Kingdom or the United States is drawn to paragraph 6 of Part B and to Part C of Appendix I to this document and to the relevant provisions of the Form of Acceptance, which they should read before taking any action.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan. Accordingly, any accepting Wembley Shareholder who is unable to give the warranties set out in paragraph (c) of Part C of Appendix I to this document may be deemed not to have validly accepted the Offer.

The availability of the Offer to persons not resident in, or solely subject to the jurisdiction of, the United Kingdom or the United States may be affected by the laws of their relevant jurisdiction. Persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction. If you remain in any doubt you should consult your professional adviser in the relevant jurisdiction without delay.

18. Procedure for accepting the Offer

This section should be read in conjunction with the Form of Acceptance and Parts B and C of Appendix I to this document. The instructions on the Form of Acceptance are deemed to be part of the terms of the Offer.

(a) *Completion of Form of Acceptance*

You should note that if you hold Wembley Shares in both certificated and uncertificated form (that is, in CREST) you should complete a separate Form of Acceptance for each holding. In addition, you should complete separate Forms of Acceptance for Wembley Shares held in uncertificated form, but under different member account IDs, and for Wembley Shares held in certificated form but under different designations. If you have any queries as to how to complete the Form of Acceptance, please telephone Capita IRG Plc on 0870 162 3100 (or +44 20 8639 2157, if telephoning from outside the UK) during normal business hours. Additional Forms of Acceptance are available from Capita IRG Plc upon request.

(b) *(i) To accept the Offer in respect of all your Wembley Shares*

To accept the Offer in respect of all your Wembley Shares, you must complete Boxes 1 and 2 (and, if your Wembley Shares are in CREST, Box 6) of the enclosed Form of Acceptance. If appropriate, you should also complete Boxes 5 and/or 7. In all cases, you must sign Box 4 of the enclosed Form of Acceptance **in the presence of an independent witness, who should also sign in accordance with the instructions printed on the Form of Acceptance.**

(ii) To accept the Offer in respect of less than all your Wembley Shares

To accept the Offer in respect of less than all your Wembley Shares, you must insert in Box 1 on the enclosed Form of Acceptance such lesser number of Wembley Shares in respect of which you wish to accept the Offer in accordance with the instructions printed thereon. You should then follow the procedure set out in paragraph (i) above in respect of such lesser number of Wembley Shares. **If you do not insert a number in Box 1 of the Form of Acceptance or if you insert in Box 1 a number which is greater than the number of Wembley Shares than you hold and you have signed Box 4, your acceptance will be deemed to be in respect of all the Wembley Shares held by you.**

(iii) To elect for the LPR Cash Alternative

Unless you are a Restricted Person (in which case you will receive your LPR Entitlement in cash), you can elect, when accepting the Offer, to receive any LPR Entitlement in cash under the LPR Cash Alternative instead of LPR Loan Notes. To elect for the LPR Cash Alternative in respect of all of your Wembley Shares, you must complete Boxes 1, 2 and 3 and, if appropriate, Boxes 5, 6 and 7 of the Form of Acceptance. You must also sign Box 4 of the Form of Acceptance as described above.

(c) *Return of Form of Acceptance*

To accept the Offer, the completed, signed and witnessed Form of Acceptance should be returned, whether or not your Wembley Shares are held in CREST. The completed Form of Acceptance should be returned by post or by hand (during normal business hours) to Capita IRG Plc at Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH together (if your Wembley Shares are in certificated form, subject to paragraph (d) below) with the relevant share certificate(s) and/or other document(s) of title as soon as possible, but in any event so as to be received by not later than 3.00 p.m. (London time) on 22nd May, 2004. A reply-paid envelope for use in the UK only is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of BLB Acquisition.

Any Form of Acceptance received in an envelope post-marked in Australia, Canada or Japan, or otherwise appearing to BLB Acquisition or its agents to have been sent from any of these jurisdictions may be rejected as an invalid acceptance of the Offer. For further information on Overseas Shareholders, see paragraph 17 above.

(d) *Documents of title*

If your Wembley Shares are in certificated form, a completed, signed and witnessed Form of Acceptance should be accompanied by the relevant share certificates(s) and/or other document(s) of title. If for any reason the relevant share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, you should nevertheless complete, sign and return the Form of Acceptance as stated above so as to be received by Capita IRG Plc at the address referred to in paragraph (c) above as soon as possible, but in any event by not later than 3.00 p.m. (London time) on 22nd May, 2004. You should send with the Form of Acceptance any share certificates(s) and/or other document(s) of title which you may have available, accompanied by a letter stating that the remaining documents will follow as soon as possible or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible. If you have lost your share certificate(s) and/or other document(s) of title, you should write as soon as possible to Wembley's registrars, Computershare Investor Services PLC at P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH requesting a letter of indemnity for the lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned by post or by hand to Capita IRG Plc at the address given in paragraph (c) above.

(e) *Additional procedures for Wembley Shares in uncertificated form (that is, in CREST)*

If your Wembley Shares are in uncertificated forms, you should insert in Box 6 of the enclosed Form of Acceptance the participant ID and member account ID under which such shares are held by you in CREST and otherwise complete and return the Form of Acceptance as described above. In addition, you should take (or procure to be taken) the action set out below to transfer the Wembley Shares in respect of which you wish to accept the Offer to an escrow balance (that is, send a TTE instruction) specifying Capita IRG Plc (in its capacity as a CREST participant under its participant ID referred to below) as the Escrow Agent, as soon as possible and in any event so that the transfer to an escrow balance settles no later than 3.00 p.m. (London time) on 22nd May, 2004.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Wembley Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your Wembley Shares.

You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

- the number of Wembley Shares to be transferred to an escrow balance;
- your member account ID; this must be the same member account ID as the member account ID that is inserted in Box 6 of the Form of Acceptance;
- your participant ID; this must be the same participant ID as the participant ID that is inserted in Box 6 of the Form of Acceptance;
- the participant ID of the Escrow Agent (namely Capita IRG Plc, in its capacity as a CREST escrow agent); this is RA10;

- the member account ID of the Escrow Agent; for the purposes of the Offer, this is WEMBLEY;
- the Form of Acceptance reference number; this is the reference number that appears next to Box 6 on page 3 of the Form of Acceptance; this reference number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable Capita IRG Plc to match the transfer to escrow to your Form of Acceptance; you **should keep a separate record of this reference number for future reference;**
- the intended settlement date; this should be as soon as possible and in any event no later than 3.00 p.m. (London time) on 22nd May, 2004;
- the corporate action number for the Offer; this is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST;
- the corporate action ISIN number; this is GB000948251; and
- the standard TTE delivery instructions with a priority of 80.

After settlement of the TTE instruction, you will not be able to access the Wembley Shares concerned in CREST for any transaction or charging purposes (subject to the provisions of paragraph 3 of Part B of Appendix I to this document) unless the Offer lapses. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Wembley Shares concerned to itself in accordance with paragraph f of Part C of Appendix I to this document.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to an escrow balance.

If no Form of Acceptance reference number, or an incorrect Form of Acceptance reference number, is included on the TTE instruction, BLB Acquisition may treat any amount of Wembley Shares transferred to an escrow balance in favour of the Escrow Agent specified above from the participant ID and member account ID identified in the TTE instruction as relating to any Form(s) of Acceptance which relate(s) to the same participant ID and member account ID (up to the amount of Wembley Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Wembley Shares to settle prior to 3.00 p.m. (London time) on 22nd May, 2004. In this regard, you are referred in particular to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

BLB Acquisition will make an appropriate announcement if any of the details contained in this paragraph (e) alter for any reason.

(f) *Deposits of Wembley Shares into, and withdrawals of Wembley Shares from CREST*

Normal CREST procedures (including timings) apply in relation to any Wembley Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of Wembley Shares or otherwise). Holders of Wembley Shares who are proposing so to convert any such shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Wembley Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) or other documents of title or transfers to an escrow balance as described above) prior to 3.00 p.m. (London time) on 22nd May, 2004.

(g) *Validity of acceptances*

Without prejudice to Parts B and C of Appendix I to this document, BLB Acquisition reserves the right, subject to the terms of the Offer and the City Code, to treat as valid any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant TTE instruction or (as applicable) the relevant share certificate(s) and/or other document(s) of title. In that event, no payment of cash under the Offer will be made until after the relevant TTE instruction has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to BLB Acquisition or its agents have been received.

If you are in any doubt as to the procedure for acceptance, please contact Capita IRG Plc by telephone on 0870 162 3100 (or +44 20 8639 2157, if telephoning from outside the UK) during normal business hours or at the address stated in paragraph (c) above. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

(h) *US Holders of Wembley Shares*

US Holders of Wembley Shares should properly complete the Substitute Form W-9 accompanying the Form of Acceptance printed on blue paper and sent to holders of Wembley Shares with addresses in the United States, including furnishing a taxpayer identification number. Any US Holder of Wembley Shares who does not provide a correct taxpayer identification number may be subject to a US$50 penalty by the US Internal Revenue Service and the cash payments that are made to such holder with respect to the tendered Wembley Shares may be subject to backup withholding. If you are a US Holder and have not received a Substitute Form W-9, you may obtain one by contacting Capita IRG Plc as detailed in the Form of Acceptance.

19. Settlement

The settlement procedure with respect to the Offer will comply with the rules of the City Code.

Subject to the Offer becoming or being declared unconditional in all respects (and except as provided in paragraph 6 of Part B of Appendix I to this document in the case of certain Overseas Shareholders), settlement of the consideration to which any Wembley Shareholder (or the first named shareholder in the case of joint holders) is entitled under the Offer will be effected: (i) in the case of acceptances received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date; and (ii) in the case of acceptances received, complete in all respects, after such date but while the Offer remains open for acceptance, within 14 days of such receipt, and in either case in the following manner:

(a) *Wembley Shares in uncertificated form (that is, in CREST)*

Where an acceptance relates to Wembley Shares in uncertificated form, settlement of any cash consideration to which the accepting Wembley Shareholder is entitled will be posted or despatched by means of CREST by BLB Acquisition procuring the creation of an assured payment obligation in favour of the accepting Wembley Shareholder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangements.

BLB Acquisition reserves the right to settle all or any part of the consideration referred to in this paragraph (a), for all or any accepting Wembley Shareholders, in the manner referred to in paragraph (b) below, if, for any reason, it wishes to do so.

(b) *Wembley Shares in certificated form*

Where an acceptance relates to Wembley Shares in certificated form, settlement of any cash due will be despatched (but not in or into Australia, Canada or Japan) by first class post (or by

such other method as may be approved by the Panel). All such cash payments will be made in pounds sterling by cheque drawn on a branch of a UK clearing bank.

If the Offer does not become and/or is not declared unconditional in all respects (i) share certificates and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing to the person or agent whose name and address (outside Australia, Canada or Japan) is set out in Box 2, or, if appropriate, Box 5 of the Form of Acceptance or, if none is set out, to the first-named holder at his or her registered address (outside Australia, Canada or Japan) and (ii) in the case of Wembley Shares in uncertificated form, the Escrow Agent will, immediately after the lapsing of the Offer (or within such longer period not exceeding 14 days after the lapsing of the Offer as the Panel may approve), give the instructions to CRESTCo to transfer all Wembley Shares held in escrow balances in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the Wembley Shareholders concerned.

All communications, notices, certificates, documents of title and remittances sent by or to Wembley Shareholders or their appointed agents will be delivered by, or sent to or from, them; or their appointed agents, at their own risk.

20. Further information

Your attention is drawn to the further information relating to the Offer set out in Appendices I to V to this document and in the Form of Acceptance.

21. Action to be taken

To accept the Offer, you must complete the enclosed Form of Acceptance (whether or not your Wembley Shares are held in CREST) in accordance with the instructions printed thereon and return it (together with your share certificate and other document(s) of title if your Wembley Shares are in certificated form) by post or by hand (during normal business hours) to Capita IRG Plc at Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH as soon as possible but, in any event so as to be received by no later than 3.00 p.m. (London time) on 22nd May, 2004.

Yours faithfully,
for and on behalf of
JPMorgan

Murray Orr
Managing Director

Edward Banks
Managing Director

APPENDIX I

Conditions and further terms of the Offer

PART A: CONDITIONS OF THE OFFER

The Offer is subject to the following conditions:

(a) valid acceptances of the Offer being received (and not, where permitted, withdrawn) by 3.00 p.m. (London time) on 22nd May, 2004 (the **First Closing Date**) or such later time(s) and/or date(s) as BLB Acquisition may, subject to the rules of the City Code, decide in respect of not less than 90 per cent. in nominal value (or such lesser percentage as BLB Acquisition may decide) of the Wembley Shares to which the Offer relates, provided that this condition will not be satisfied unless BLB Acquisition and/or its holding company and/or any of its wholly-owned subsidiaries shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, Wembley Shares carrying, in aggregate, more than 50 per cent. of the voting rights normally exercisable at a general meeting of Wembley including, for this purpose (to the extent, if any, required by the Panel), any such voting rights attaching to any Wembley Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and for the purposes of this condition:

   (i) Wembley Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry on issue; and

   (ii) the expression **Wembley Shares to which the Offer relates** shall be construed in accordance with sections 428 to 430F of the Companies Act;

(b) it being established, in terms satisfactory to BLB Acquisition (acting reasonably), that the Offer, or any aspect thereof, will not be referred to the Competition Commission provided that, if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22(3) of Council Regulation (EEC) 4064/89 (as amended by Council Regulation (EC) 1310/97) (the **Merger Regulation**) and is accepted by the European Commission, then this paragraph (b) shall only be satisfied if:

   (i) it is established, in terms satisfactory to BLB Acquisition (acting reasonably), that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of the Merger Regulation; and

   (ii) to the extent that the competent authorities of the United Kingdom retain jurisdiction over any aspect of the proposed acquisition of Wembley by BLB Acquisition, it is established, in terms satisfactory to BLB Acquisition (acting reasonably), that the proposed acquisition of Wembley by BLB Acquisition, or any matter arising from that acquisition, will not be referred to the Competition Commission;

(c) in relation to the Lincoln Park Business:

   (i) the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and all other relevant state and federal regulators having confirmed, on terms reasonably satisfactory to BLB Acquisition and Wembley, that, upon the Offer becoming or being declared unconditional in all respects, all material licences and other operating authorities (however denominated) necessary for the operation of the Lincoln Park Business will have and will continue to have full force and effect on terms and conditions (including tax) which are no less favourable in any material respect than those currently enjoyed by Wembley; and

   (ii) completion of the Lincoln Park Reorganisation save for any step thereof which is itself conditional upon the Offer becoming or being declared unconditional in all respects;

(d) no central bank, government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a **Relevant Authority**) having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might:

(i) make the Offer, its implementation or the acquisition or the proposed acquisition of any Wembley Shares in, or control of, Wembley by any member of the BLB Investors Group void, unenforceable or illegal or directly or indirectly prohibit or restrict, delay or interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge, the Offer, its implementation or the acquisition of any shares in, or control of, Wembley by any member of the BLB Investors Group;

(ii) result in a delay in the ability of BLB Acquisition or any member of the BLB Investors Group, or render BLB Acquisition or any member of the BLB Investors Group unable, to acquire all of the Wembley Shares or require a divestiture by BLB Acquisition or any member of the BLB Investors Group of any Wembley Shares;

(iii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by any member of the BLB Investors Group or any member of the Wembley Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties to an extent which is material in the context of the Wembley Group taken as a whole or the BLB Investors Group taken as a whole (as the case may be);

(iv) impose any material limitation on, or result in any material delay in, the ability of any member of the BLB Investors Group to acquire or hold Wembley Shares or other securities (or the equivalent) in any member of the Wembley Group or to exercise effectively, directly or indirectly, all or any rights of ownership of Wembley Shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wembley Group or on the ability of any member of the Wembley Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wembley Group;

(v) result in any member of the Wembley Group ceasing to be able to carry on business under any name which it presently does so to an extent which is material in the context of the BLB Investors Group taken as a whole;

(vi) require any member of the BLB Investors Group or of the Wembley Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wembley Group or any member of the BLB Investors Group owned by any third party (other than in the implementation of the Offer);

(vii) impose any material limitation on the ability of any member of the BLB Investors Group or the Wembley Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the BLB Investors Group and/or the Wembley Group; or

(viii) otherwise adversely affect the business, assets, financial or trading position or profits of any member of the BLB Investors Group or of the Wembley Group in a manner which is adverse to and material in the context of the BLB Investors Group taken as a whole or the Wembley Group taken as a whole (as the case may be),

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(e) all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (**authorisations**) necessary or appropriate in any jurisdiction for, in respect of, or resulting from, the Offer, its implementation or the proposed acquisition by BLB Acquisition or any member of the BLB Investors Group of any shares in Wembley or control of Wembley (or any member of the Wembley Group) being obtained in terms and in a form reasonably satisfactory to BLB Acquisition from appropriate Relevant Authorities or from any persons or bodies with whom any member of the BLB Investors Group or the Wembley Group has entered into contractual arrangements and such authorisations, together with all authorisations necessary or appropriate for any member of the Wembley Group to carry on its business, remaining in full force and effect (in each case where the consequence of a failure to obtain such authorisation would have a material adverse effect on the Wembley Group (taken as a whole)) and no intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made in each case where the consequences of such revocation, suspension, restriction or modification would have a material adverse effect on the Wembley Group (taken as a whole);

(f) save as fairly disclosed in writing by or on behalf of Wembley to BLB Investors, or as publicly announced to a Regulatory Information Service by or on behalf of Wembley, in each such case prior to 20th April, 2004, there being no provision of any agreement, arrangement, lease, licence, permit or other instrument to which any member of the Wembley Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, as a result of the Offer, its implementation or the acquisition or proposed acquisition by BLB Acquisition of any shares in, or change in the control or management of, Wembley or otherwise, would or might reasonably be expected to result in, to an extent which is material in the context of the Wembley Group taken as a whole:

(i) any moneys borrowed by or any other indebtedness (actual or contingent) of any such member being or becoming repayable or being capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow moneys or incur any indebtedness being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged other than in the ordinary course of trading;

(iv) the interest or business of any such member in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

(v) any such member ceasing to be able to carry on business under any name under which it presently does so;

(vi) the value of any such member or its financial or trading position or profits being prejudiced or adversely affected;

(vii) any such agreement, arrangement, licence or other instrument being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

(viii) the creation of any liabilities (actual or contingent) by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence or other instrument to which any member of the Wembley Group is a party or by or to

which any such member or any of its assets may be bound or be subject, could reasonably be expected to result in any events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (f);

(g) since 31st December, 2003 (except as publicly announced to a Regulatory Information Service by or on behalf of Wembley before 20th April, 2004 or as fairly disclosed in writing by or on behalf of Wembley to BLB Investors prior to 20th April, 2004), no member of the Wembley Group having:

(i) save as between Wembley and its wholly-owned subsidiaries prior to 20th April, 2004 or upon the exercise of rights to subscribe for Wembley Shares pursuant to options granted under the Wembley Share Option Schemes prior to such date, issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

(ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Wembley;

(iii) save for transactions between Wembley and its wholly-owned subsidiaries, implemented or authorised any merger or demerger or acquired or disposed of or, other than in the ordinary course of business, transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset;

(iv) implemented or authorised any reconstruction, amalgamation or scheme of arrangement;

(v) purchased, redeemed or repaid any of its own shares or other securities or reduced or made or authorised any other change in its share capital;

(vi) (save as between Wembley and its wholly-owned subsidiaries) made or authorised any change in its loan capital or issued or authorised the issue of any debentures or incurred or increased any indebtedness or contingent liability;

(vii) entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment, agreement, proposal or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of trading or which is of a long-term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wembley Group (taken as a whole) or which is or is likely to be restrictive on the business of any member of the Wembley Group or the BLB Investors Group to an extent which is material in the context of the Wembley Group or the BLB Investors Group (as appropriate) taken as a whole;

(viii) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(ix) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(x) waived, compromised or settled any claim otherwise than in the ordinary course of trading;

(xi) entered into or varied the terms of any service agreement or arrangement with any director or senior executive of Wembley;

(xii) made or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees; or

(xiii) entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in sub-paragraphs (i) to (xii) of this paragraph (g);

(h) since 31st December, 2003 (except as publicly announced to a Regulatory Information Service by or on behalf of Wembley before 20th April, 2004 or as fairly disclosed in writing by or on behalf of Wembley to BLB Investors prior to 20th April, 2004):

(i) no adverse change having occurred in the business, assets, financial or trading position or profits of any member of the Wembley Group to an extent which is material to the Wembley Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wembley Group or to which any member of the Wembley Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wembley Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wembley Group which, in any such case, might be likely to adversely affect any member of the Wembley Group to an extent which is material to the Wembley Group (taken as a whole); and

(iii) no contingent or other liability having arisen which would or might be likely to adversely affect any member of the Wembley Group to an extent which is material to the Wembley Group taken as a whole;

(i) except as fairly disclosed to BLB Investors in writing by or on behalf of Wembley prior to 20th April, 2004, BLB Acquisition not having discovered that:

(i) any financial, business or other information concerning the Wembley Group publicly disclosed at any time by or on behalf of any member of the Wembley Group which is material in the context of the Offer is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading;

(ii) any member of the Wembley Group is subject to any liability, contingent or otherwise, which should have been but is not disclosed in the annual report and accounts of Wembley for the year ended 31st December, 2003 and which is material in the context of the Wembley Group (taken as a whole);

(iii) in relation to any release, emission, discharge, disposal or other fact or circumstance which causes or might reasonably be expected to cause pollution of the environment or harm to human health, no past or present member of the Wembley Group having (i) committed any material violation of any laws, statutes, ordinances or regulations of any Relevant Authority and/or (ii) incurred any material liability (whether actual or contingent) with respect thereto; or

(iv) there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned,

occupied, operated or made use of or controlled by any past or present member of the Wembley Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction, in each case, to an extent which is material in the context of the Wembley Group (taken as a whole).

If BLB Acquisition is required by the Panel to make an offer for Wembley Shares under the provisions of Rule 9 of the City Code, then BLB Acquisition may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

BLB Investors acknowledges and agrees that anything that arises in the Lincoln Park Litigation or any action effected to implement the Lincoln Park Reorganisation, which would otherwise give BLB Acquisition the right to invoke a condition set out in this Appendix I (other than condition (c)(i)), shall not give rise to any such right.

As part of the financing arrangements with Deutsche Bank and JPMorgan Chase, members of the BLB Investors Group who are parties to those arrangements have agreed that none of the conditions of the Offer will be waived (unless BLB Acquisition is required to do so by the Panel) without the prior written consent of Deutsche Bank and JPMorgan Chase.

The Offer will be governed by English law and be subject to the jurisdiction of the English courts.

BLB Acquisition reserves the right at its absolute discretion to waive all or any of conditions (b) to (i) inclusive, in whole or in part. The Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by BLB Acquisition to have been satisfied or to remain satisfied by midnight on the day which is 21 days after the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional as to acceptances (or such later date as BLB Acquisition may, with the consent of the Panel, decide). BLB Acquisition shall be under no obligation to waive or treat as fulfilled any of conditions (b) to (i) inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

Unless the Panel otherwise consents, the Offer will lapse if, before the First Closing Date or the date when the Offer becomes unconditional as to acceptances (whichever is the later), the Offer, or any aspect of it, is referred to the Competition Commission or the European Commission either initiates proceedings under Article 6(1)(c) of the Merger Regulation or, following a referral to a competent authority in the United Kingdom under Article 9(1) of the Merger Regulation, the Offer, or any aspect of it, is then referred to the Competition Commission.

PART B: FURTHER TERMS OF THE OFFER

Except where the context requires otherwise, any reference in Parts B and C of this Appendix I and in the Form of Acceptance to:

(a) the **Offer** will include any revision, variation or extension thereof;

(b) the **Offer becoming unconditional** will include the Offer becoming or being declared unconditional;

(c) the Offer being or becoming or being declared **unconditional** will be construed as the Offer becoming or being declared unconditional as to acceptances whether or not any other condition of the Offer remains to be fulfilled;

(d) the **acceptance condition** means the condition as to acceptances of the Offer set out in paragraph (a) of Part A of this Appendix I and references to the Offer becoming unconditional as to acceptances will be construed accordingly; and

(e) the **Offer Document** will mean this document and any other document containing the Offer.

The following further terms apply, unless the context requires otherwise, to the Offer.

1. Acceptance Period

(a) The Offer will be open for acceptance until 3.00 p.m. (London time) on 22nd May, 2004.

(b) Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 calendar days (or such other period as may be permitted by the Panel) following the date written notice of the revision is despatched to Wembley Shareholders. Except with the consent of the Panel, no revision of the Offer may be made or posted to Wembley Shareholders after 16th June, 2004 or, if later, the date 14 calendar days before the last date on which the Offer can become unconditional.

(c) The Offer, whether revised or not, will not (except with the consent of the Panel) be capable of becoming unconditional after midnight (London time) on 30th June, 2004 (or any other time and/or date beyond which BLB Acquisition has stated that the Offer will not be extended and has not, where permitted, withdrawn that statement), nor of being kept open for acceptances after that time and/or date unless the Offer has previously become unconditional, provided that BLB Acquisition reserves the right, with the permission of the Panel, to extend the Offer to (a) later time(s) and/or date(s). Except with the consent of the Panel, BLB Acquisition may not, for the purposes of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of Wembley Shares made after 1.00 p.m. (London time) on 30th June, 2004 (or any other time(s) and/or date(s) beyond which BLB Acquisition has stated that the Offer will not be extended (and has not, where permitted, withdrawn that statement) or, if the Offer is so extended, such later time(s) and/or date(s) as BLB Acquisition, with the permission of the Panel, may determine.

(d) If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 calendar days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated by or on behalf of BLB Investors that the Offer will remain open until further notice, then not less than 14 calendar days' notice in writing will be given prior to the closing of the Offer by or on behalf of BLB Acquisition to those Wembley Shareholders who have not accepted the Offer prior to closing of the Offer.

(e) If a competitive situation arises (as determined by the Panel) after BLB Acquisition has made a "no extension" statement and/or a "no increase" statement (as referred to in the City Code) in connection with the Offer, BLB Acquisition may, if it specifically reserves the right to do so at the time such statement is made (or otherwise with the consent of the Panel), choose not to be

bound by or withdraw such statement and be free to revise and/or extend the Offer provided it complies with the requirements of the City Code and in particular that:

(i) it announces the withdrawal as soon as possible and in any event within four business days of the date of the firm announcement of the competing offer or other competitive situation;

(ii) it notifies Wembley Shareholders to that effect in writing at the earliest opportunity or, in the case of Wembley Shareholders with registered addresses outside the United Kingdom or whom BLB Acquisition knows to be nominees, custodians or trustees holding Wembley Shares for such persons, by announcement in the United Kingdom at the earliest opportunity; and

(iii) any Wembley Shareholder who accepted the Offer after the date of the "no extension" and/or "no increase" statement is given a right of withdrawal in accordance with paragraph 3(c) of this Part B.

BLB Acquisition may choose not to be bound by a "no increase" or "no extension" statement if, having reserved the right to do so, it posts an increased or improved offer (either as to the value or form of the consideration or otherwise) which is recommended for acceptance by the Wembley Directors, or in other circumstances permitted by the Panel.

(f) For the purposes of determining whether the acceptance condition has been satisfied, BLB Acquisition will not be bound (unless otherwise required by the Panel) to take into account any Wembley Shares which have been issued or unconditionally allotted or which arise as the result of the exercise of subscription or conversion rights before that determination takes place unless written notice containing relevant details of the allotment, issue, subscription or conversion has been received from Wembley or its agents before that time by BLB Acquisition or Capita IRG Plc on behalf of BLB Acquisition at the address specified in paragraph 3(a) of this Part B. Notification by telex or facsimile or other electronic transmissions or copies will not be sufficient.

2. Announcements

(a) Without prejudice to paragraph 3(a) below, by 8.00 a.m. (London time) on the business day (the **relevant day**) following the day on which the Offer is due to expire, or becomes unconditional, or is revised or is extended, as the case may be (or such later time or date as the Panel may agree), BLB Acquisition will make an appropriate announcement and simultaneously inform a Regulatory Information Service of the position. Such announcement will also state (unless otherwise permitted by the Panel) the total number of Wembley Shares and rights over Wembley Shares (as nearly as practicable):

(i) for which acceptances of the Offer have been received (showing the extent, if any, to which such acceptances have been received from persons acting or deemed to be in concert (for the purposes of the City Code and in relation to the Offer) with BLB Acquisition);

(ii) acquired or agreed to be acquired by or on behalf of BLB Acquisition or any person acting or deemed to be in concert with BLB Acquisition during the Offer Period; and

(iii) held by or on behalf of BLB Acquisition or any person deemed to be acting in concert with BLB Acquisition prior to the Offer Period,

and will specify the percentage of Wembley's share capital represented by each of these figures. Any decision to extend the time and/or date by which the acceptance condition has to be satisfied may be made at any time up to, and will be announced by not later than, 8.00 a.m. (London Time) in the UK on the relevant day (or such later time and/or date as the Panel may agree). The announcement will also state the next expiry time and date unless the Offer is unconditional, in which case it may instead state that the Offer will remain open until further notice. In computing the number of Wembley Shares represented by acceptances and

purchases, there may be included or excluded for announcement purposes, subject to paragraph 7(e) below, acceptances and purchases not in all respects in order or subject to verification.

(b) In this Appendix I, references to the making of an announcement or the giving of notice by or on behalf of BLB Acquisition include the release of an announcement by public relations consultants or by JPMorgan on behalf of BLB Acquisition to the press and the delivery by hand or telephone, telex or facsimile transmission or other electronic transmission of an announcement to a Regulatory Information Service. An announcement made otherwise than to a Regulatory Information Service will be notified simultaneously to a Regulatory Information Service (unless the Panel otherwise agrees).

(c) Without limiting the manner in which BLB Acquisition may choose to make any public statement and subject to BLB Acquisition's obligations under applicable law and the City Code, BLB Acquisition will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to a Regulatory Information Service.

3. **Rights of withdrawal**

(a) If BLB Acquisition, having announced the Offer to be unconditional, fails by 3.30 p.m. (London time) on the relevant day (as defined in paragraph 2(a) of this Part B) (or such later time and/or date as the Panel may agree) to comply with any of the other relevant requirements specified in paragraph 2(a) of this Part B, an accepting Wembley Shareholder may (unless the Panel otherwise agrees) immediately after that time withdraw his acceptance of the Offer by written notice signed by the accepting Wembley Shareholder (or his agent duly appointed in writing and evidence of whose appointment, in a form reasonably satisfactory to BLB Acquisition, is produced with the notice) given by post or by hand to Capita IRG Plc at Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH. Subject to paragraph 1(c) of this Part B, this right of withdrawal may be terminated not less than eight calendar days after the relevant day by BLB Acquisition confirming, if that be the case, that the Offer is still unconditional and complying with the other relevant requirements specified in paragraph 2(a) of this Part B. If any such confirmation is given, the first period of 14 calendar days referred to in paragraph 1(d) of this Part B will run from the date of that confirmation and compliance.

(b) If by 3.00 p.m. (London time) on 12th June, 2004 (or such later time and/or date as the Panel may agree) the Offer has not become unconditional, an accepting Wembley Shareholder may withdraw his acceptance at any time thereafter in the manner referred to in paragraph 3(a) above, before the earlier of:

(i) the time that the Offer becomes unconditional; and

(ii) the final time for lodgement of acceptances which can be taken into account in accordance with paragraph 1(c) of this Part B.

(c) If a "no extension" and/or "no increase" statement is withdrawn in accordance with paragraph 1(e) of this Part B, any acceptance made by a Wembley Shareholder after the date of that statement may be withdrawn thereafter in the manner referred to in paragraph 3(a) above for a period of eight calendar days following the date on which the notice of the withdrawal of such statement is posted to Wembley Shareholders.

(d) Except as provided by this paragraph 3, acceptances of, and elections under, the Offer will be irrevocable.

(e) In this paragraph 3, **written notice** (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Wembley Shareholder or his/their agent(s) duly appointed in writing (evidence of whose appointment satisfactory to BLB Acquisition is produced with the notice). Telex, email, facsimile or other electronic transmissions or copies will not be sufficient. No notice which is

post-marked in, or otherwise appears to BLB Acquisition or its agents to have been sent from Australia, Canada or Japan will be treated as valid.

4. **The LPR Loan Notes and the LPR Cash Alternative**

(a) The LPR Cash Alternative is conditional upon the Offer becoming or being declared unconditional in all respects and will remain open for as long as the Offer remains open for acceptances.

(b) Subject as stated below, Wembley Shareholders who validly accept the Offer may elect, in respect of the Wembley Shares for which they have accepted the Offer, to receive LPR Entitlements in cash instead of LPR Loan Notes. LPR Loan Notes will be issued on the basis of £1 in nominal value of LPR Loan Notes for every £1 of LPR Entitlement. The LPR Loan Notes will be issued, credited as fully paid, in integral multiples of £1 nominal value. Fractional entitlements will be disregarded.

(c) The LPR Loan Notes are not available to Wembley Shareholders who are Restricted Persons. Such Restricted Persons will be entitled to LPR Entitlements in cash only.

(d) No election for the LPR Cash Alternative will be valid unless both a valid acceptance of the Offer and a valid election for the LPR Cash Alternative, duly complete in all respects and accompanied by, if appropriate, all relevant share certificates and/or other document(s) of title, are duly received by the time and date on which the LPR Cash Alternative closes.

(e) Subject to sub-paragraph (c) above, if any acceptance of the Offer which includes an election for the LPR Cash Alternative is not, or is not deemed to be, valid or complete in all respects at such time, such election shall for all purposes be void and the Wembley Shareholder(s) purporting to make such election shall not, for any purpose, be entitled to receive the LPR Cash Alternative, but any such acceptance which is otherwise valid shall be deemed to be an acceptance of the Offer (without the LPR Cash Alternative) for the number of Wembley Shares which are the subject of the acceptance and the Wembley Shareholder(s) will, on the Offer becoming unconditional, receive the LPR Loan Notes due under the Offer.

(f) No application will be made for the LPR Loan Notes to be listed or dealt in on any stock exchange nor will they be transferable except as set out in paragraph 4 of Part II of this document.

5. **Revised Offer**

(a) Although no such revision is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms or conditions or in the value or form of the consideration offered or otherwise), and any such revised Offer represents on the date on which the revision is announced (on such basis as JPMorgan may consider appropriate) an improvement (or no diminution) in the value of the consideration of the Offer as so revised compared with the value of the consideration or terms previously offered, or in the overall value received by a Wembley Shareholder (under or in consequence of the Offer or otherwise), the benefit of the revised Offer will, subject to paragraphs 5(c), 5(d) and 6 of this Part B, be made available to any Wembley Shareholder who has validly accepted the Offer in its original or any previously revised form(s) and who has not validly withdrawn such acceptance (a **Previous Acceptor**). The acceptance by or on behalf of a Previous Acceptor of the Offer in its original or any previously revised form(s) shall, subject to paragraphs 5(c), 5(d) and 6 of this Part B, be deemed to be an acceptance of the Offer as so revised and will also constitute an authority to BLB Acquisition, JPMorgan or any of their respective directors, authorised representatives and agents as his attorney and/or agent (**attorney**):

(i) to accept any such revised Offer on behalf of such Previous Acceptor;

(ii) if such revised Offer includes alternative forms of consideration, to make on his behalf elections for and/or accept such alternative forms of consideration on his behalf in such proportions as such attorney in his absolute discretion thinks fit; and

(iii) to execute on behalf of and in the name of such Previous Acceptor all such further documents and take such further actions (if any) as may be required to give effect to such acceptances and/or elections.

In making any such acceptance or making any such election, the attorney will take into account the nature of any previous acceptances and/or elections made by the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(b) BLB Acquisition and JPMorgan reserve the right (subject to paragraph 5(a) above) to treat an executed Form of Acceptance relating to the Offer in its original or any previously revised form(s) which is received (or dated) on or after the announcement or issue of the Offer in any revised form as a valid acceptance of the revised Offer (and, where applicable, a valid election for the alternative form(s) of consideration). Such acceptance will constitute an authority in the terms of paragraph 5(a) above, *mutatis mutandis*, on behalf of the relevant Wembley Shareholder.

(c) The deemed acceptances referred to in this paragraph 5 shall not apply and the authorities conferred by this paragraph 5 shall not be exercised by BLB Acquisition or JPMorgan or any of their respective directors, authorised representatives and agents if, as a result thereof, the Previous Acceptor would (on such basis as JPMorgan may consider appropriate) thereby receive, under or in consequence of the Offer and/or any alternative pursuant thereto as revised or otherwise, less in aggregate consideration under the revised Offer than he would have received in aggregate consideration as a result of acceptance of the Offer in the form in which it was originally accepted by him or on his behalf, having regard to any previous acceptance or election originally made by him, unless the Previous Acceptor has previously otherwise agreed in writing.

(d) The deemed acceptances referred to in this paragraph 5 will not apply and the authorities conferred by this paragraph will be ineffective in the case of a Previous Acceptor who lodges with Capita IRG Plc in the manner specified in paragraph 3(a) of this Part B, within 14 calendar days of the posting of the document pursuant to which the revision of the Offer is made available to Wembley Shareholders, a Form of Acceptance or some other form issued by or on behalf of BLB Acquisition in which Wembley Shareholder validly elects to receive the consideration receivable by him under such revised Offer in some other manner than that set out in his original acceptance.

6. Overseas Shareholders

(a) The making of the Offer in, or to certain persons who are resident in, or citizens or nationals of, jurisdictions outside the UK or the US or to custodians, nominees of or trustees for such persons, may be prohibited or affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or other requisite payments due in that jurisdiction. Any such Overseas Shareholder will be responsible for the payment of any issue, transfer or other taxes due in that jurisdiction of whomsoever payable and BLB Acquisition and JPMorgan and any person acting on their behalf shall be fully indemnified and held harmless by such Overseas Shareholder for any such issue, transfer or other taxes as such person may be required to pay. **If you are an Overseas Shareholder and you are in doubt about your position, you should consult your professional adviser in the relevant jurisdiction.**

(b) The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, any of these jurisdictions. Such means or

instrumentalities include, but are not limited to, facsimile transmission, telex, telephone and the internet.

(c) The LPR Loan Notes have not been, and will not be, registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been obtained and will not be obtained from the securities commission or similar authority of any province or territory of Canada; no prospectus in relation to the LPR Loan Notes has been, nor will one be, lodged with or registered by the Australian Securities and Investments Commission; nor have any steps been taken, nor will any steps be taken, to enable the LPR Loan Notes to be offered in Japan in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is applicable the LPR Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of LPR Loan Notes would constitute a violation of relevant laws or require registration thereof, or to or for the account or benefit of any US Person or resident of Australia, Canada or Japan or any other such jurisdiction.

If, in respect of a Form of Acceptance from any Wembley Shareholder, the holder is unable to make the representations and warranties set out in paragraph (c) of Part C of this Appendix I, BLB Acquisition reserves the right, in its absolute discretion, to treat the holder as having elected for the LPR Cash Alternative.

(d) Copies of this document, the Form of Acceptance and any related offer document(s) are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan including to Wembley Shareholders with registered addresses in these jurisdictions or to persons whom BLB Acquisition knows to be nominees, custodians or trustees holding Wembley Shares for such persons. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute, send or mail them in, into or from Australia, Canada or Japan or use any such instrumentality for any purpose, directly or indirectly, in connection with the Offer, and doing so may render invalid any related purported acceptance of the Offer. Persons wishing to accept the Offer must not use Canadian, Australian or Japanese mails or any such instrumentality for any purpose directly or indirectly related to acceptance of the Offer. Envelopes containing the Form of Acceptance or other documents relating to the Offer must not be postmarked in Australia, Canada or Japan or otherwise despatched from these jurisdictions and all acceptors must provide addresses outside Australia, Canada and Japan for the receipt of the consideration to which they are entitled under the Offer and which is despatched by post pursuant to paragraph (g)(iii) of Part C of this Appendix I or for the return of the Form of Acceptance and (in relation to Wembley Shares in certificated form) any Wembley share certificate(s) and/or other document(s) of title.

(e) Subject as provided below, a Wembley Shareholder will be deemed not to have accepted the Offer if:

  (i) he puts "YES" in Box 7 of the Form of Acceptance and thereby does not make the representations and warranties set out in paragraph (c) of Part C of this Appendix I;

  (ii) he completes Box 5 of the Form of Acceptance with an address in Australia, Canada or Japan or Box 5 is completed with a registered address in Australia, Canada or Japan and in either case he does not insert in Box 2 or 5 of the Form of Acceptance the name and address of a person or agent outside Australia, Canada and Japan to whom he wishes the consideration to which he is entitled under the Offer to be sent, subject to the provisions of this paragraph 6 and applicable laws;

  (iii) he inserts in Box 5 of the Form of Acceptance a telephone number in Australia, Canada or Japan for use in the event of queries; or

(iv) a Form of Acceptance received from him is received in an envelope postmarked in, or otherwise appears to BLB Acquisition or its agents to have been sent from Australia, Canada or Japan.

BLB Acquisition reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in paragraph (c) of Part C of this Appendix I could have been truthfully given by the relevant Wembley Shareholder and, if such investigation is made and as a result BLB Acquisition determines that such representations and warranties could not have been so given, such acceptance shall not be valid.

(f) If, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees) whether pursuant to a contractual or legal obligation or otherwise forwards this document, the Form of Acceptance or any related offer document in, into or from Australia, Canada or Japan or uses the mails or any means or instrumentality (including, without limitation, facsimile transmission, email, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of Australia, Canada or Japan in connection with such forwarding, such person should:

(i) inform the recipient of such fact;

(ii) explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

(iii) draw the attention of the recipient to this paragraph 6.

(g) Notwithstanding anything to the contrary contained in this document or the Form of Acceptance, BLB Acquisition and JPMorgan may make the Offer (with or without giving effect to the foregoing paragraphs of this paragraph 6) in Australia, Canada or Japan if requested to do so by or on behalf of that person if the Offer is satisfied, in that particular case, that to do so would not constitute a breach of any securities or other relevant legislation pursuant to an exemption under, or in accordance with, applicable law in Australia, Canada or Japan and in this connection the provisions of paragraph (c) of Part C of this Appendix I will be varied accordingly.

(h) The provisions of this paragraph 6 supersede any terms of the Offer inconsistent with them. The provisions of this paragraph 6 and/or any other terms of the Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific Wembley Shareholder(s) or on a general basis by BLB Acquisition in its absolute discretion.

7. General

(a) Except with the consent of the Panel, the Offer will lapse unless all the conditions relating to the Offer have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by BLB Acquisition to be, and continue to be, satisfied by midnight (London time) on 12th June, 2004 or by midnight (London time) on the date which is 21 days after the date on which the Offer becomes unconditional as to acceptances, whichever is the later, or such later date as BLB Acquisition, with the consent of the Panel, may decide.

(b) If the Offer lapses, it will cease to be capable of further acceptance and accepting Wembley Shareholders, BLB Acquisition and JPMorgan will cease to be bound by Forms of Acceptance submitted before the time the Offer lapses.

(c) If sufficient acceptances under the Offer are received and/or sufficient Wembley Shares are otherwise acquired, BLB Acquisition intends to apply the provisions of sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding Wembley Shares to which the Offer relates. Furthermore, BLB Acquisition intends to procure that Wembley applies to the UK Listing Authority for the cancellation of the listing of Wembley Shares on the Official List and to the London Stock Exchange for the cancellation of admission to trading of Wembley

Shares. It is anticipated that the cancellation of Wembley's listing and admission to trading will take effect no earlier than 20 business days after the date on which the Offer becomes or is declared unconditional in all respects.

(d) Except with the consent of the Panel, settlement of the consideration to which any Wembley Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which BLB Acquisition may otherwise be, or claim to be, entitled as against such Wembley Shareholder and will be effected:

(i) in the case of acceptances received, complete in all respects (including the relevant transfer to escrow or (as applicable) receipt of relevant share certificate(s) and/or other documents of title or indemnities satisfactory to BLB Acquisition) by the date on which the Offer becomes or is declared unconditional in all respects, within 14 calendar days of such date; or

(ii) in the case of acceptances of the Offer received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects, but while it remains open for acceptance, within 14 calendar days of such receipt.

All cash payments (other than payments made by means of CREST) will be made by cheque drawn on a branch of a UK clearing bank. No consideration will be sent to an address in Australia, Canada or Japan.

(e) Notwithstanding the right reserved by BLB Acquisition and JPMorgan to treat a Form of Acceptance as valid (even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other documents of title, or not accompanied by the relevant transfer to escrow), except as otherwise agreed with the Panel:

(i) an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it;

(ii) a purchase of Wembley Shares by BLB Acquisition or its nominee(s) (or, if relevant, any person acting in concert with BLB Acquisition, or its nominee(s)) will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it; and

(iii) the Offer will not become unconditional unless Capita IRG Plc has issued a certificate to BLB Acquisition and/or JPMorgan or their respective agents stating the number of Wembley Shares in respect of which acceptances have been received which comply with sub-paragraph (i) above and the number of Wembley Shares otherwise acquired, whether before or during the Offer Period, which comply with sub-paragraph (ii) above. JPMorgan will send a copy of such certificate to the Panel and to Wembley's financial advisers as soon as possible after it is issued.

(f) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document have the same meanings when used in the Form of Acceptance, unless the context otherwise requires. The provisions of this Appendix I shall be deemed to be incorporated into and form part of the Form of Acceptance.

(g) All references in this document and in the Form of Acceptance to 22nd May, 2004 will (except in the definition of Offer Period and in paragraph 5(a) of this Part B and in paragraph 1(a) of this Part B and where the context otherwise requires) be deemed, if the expiry date of the Offer be extended, to refer to the expiry date of the Offer as so extended.

(h) References in paragraph 6 of this Part B and in Part C of this Appendix I to a Wembley Shareholder will include references to the person or persons executing a Form of Acceptance and in the event of more than one person executing a Form of Acceptance, such paragraphs will apply to them jointly and severally.

(i) Any omission or failure to despatch this document, the Form of Acceptance or any other document relating to the Offer and/or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, will not invalidate the Offer in any way.

(j) BLB Acquisition and JPMorgan reserve the right to treat acceptances of the Offer as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as set out in this document or the Form of Acceptance.

(k) No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, share certificate(s) or other document(s) of title will be given by, or on behalf of, BLB Acquisition. All communications, notices, certificates, documents of title and remittances to be delivered by, or sent to or from, Wembley Shareholders (or their designated agent(s)) will be delivered by or sent to or from them (or their designated agent(s)) at their own risk.

(l) The Offer extends to persons to whom the Offer is made or should be made to whom this document, the Form of Acceptance or any related documents may not be despatched and such persons may collect copies of these documents from Capita IRG Plc at the address set out in paragraph 3(a) of this Part B.

(m) BLB Acquisition and JPMorgan reserve the right to notify any matter including the making of the Offer to all or any Wembley Shareholders with a registered address outside the United Kingdom, or whom BLB Acquisition knows to be a custodian, trustee or nominee holding Wembley Shares for persons who are citizens, residents or nationals of jurisdictions outside the United Kingdom, by announcement in the United Kingdom, or by paid advertisement in a daily national newspaper published and circulated in the United Kingdom in which event such notice will be deemed to have been sufficiently given, notwithstanding any failure by any such shareholder(s) to receive or see such notice, and all references in this document to notice in writing by or on behalf of BLB Acquisition will be construed accordingly.

(n) The Offer is made at 3.00 p.m. on 1st May, 2004 and is capable of acceptance from and after that time. The Offer is being made by means of this document and an advertisement proposed to be published in the London Edition of the *Financial Times* dated 4th May, 2004.

(o) If the Offer does not become unconditional in all respects:

  (i) in respect of Wembley Shares held in certificated form, the Form of Acceptance, share certificates and/or other documents of title will be returned by post (or such other method as may be approved by the Panel) within 14 calendar days of the Offer lapsing to the person or agent whose name and address outside Australia, Canada and Japan is set out in the relevant box in the Form of Acceptance or, if none is set out, to the first-named holder at his registered address outside Australia, Canada and Japan (no such documents will be sent to an address in Australia, Canada and Japan); and

  (ii) in respect of Wembley Shares held in uncertificated form, Capita IRG Plc will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 calendar days of the lapsing of the Offer), give instructions to CRESTCo to transfer all Wembley Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of Wembley Shareholders concerned.

(p) All powers of attorney, appointments of agents and authorities conferred by this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of Wembley Shareholder concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971 except in the circumstances where the donor of such power of attorney or authority or appointor is entitled to withdraw his acceptance in accordance with paragraph 3 of this Part B and duly does so.

(q) In relation to any acceptance of the Offer in respect of a holding of Wembley Shares which are in uncertificated form, BLB Acquisition reserves the right to make such alterations, additions

or modifications as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided any such alterations, additions or modifications are consistent with the requirements of the City Code or are otherwise made with the consent of the Panel.

(r) Neither BLB Acquisition nor JPMorgan nor any agent or director of JPMorgan, nor any person acting on behalf of any of them, shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer or otherwise in connection therewith.

(s) The Offer and all Forms of Acceptance and all acceptances and elections in respect thereof will be governed by and construed in accordance with English law.

PART C: FORM OF ACCEPTANCE

Each Wembley Shareholder by whom, or on whose behalf, any Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with BLB Acquisition, JPMorgan and Capita IRG Plc (so as to bind him and his personal representatives, heirs, successors and assigns) to the following effect:

(a) that the execution of the Form of Acceptance shall constitute:

(i) an acceptance of the Offer in respect of the number of Wembley Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance;

(ii) if a tick is marked in Box 3 of the Form of Acceptance, an election for the LPR Cash Alternative; and

(iii) an undertaking to execute any further documents, take any further action and give any further assurances which may be required in connection with the foregoing,

in each case on and subject to the terms and conditions set out in this document and the Form of Acceptance and that, subject only to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance, election and undertaking shall be irrevocable. If Box 1 is left blank or a number greater than such Wembley Shareholder's registered holding appears in Box 1 or the Form of Acceptance is otherwise completed incorrectly, but the Form of Acceptance is signed, it will be deemed to be an acceptance by such Wembley Shareholder of the basic terms of the Offer in respect of the total number of Wembley Shares registered in his name;

(b) that he is irrevocably and unconditionally entitled to transfer the beneficial and legal interests in Wembley Shares in respect of which the Form of Acceptance is completed and that Wembley Shares in respect of which the Offer is accepted, or is deemed to be accepted, are sold fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights attaching thereto, including the right to receive in full all dividends and other distributions, if any, declared, paid or made after the date of this document;

(c) that unless "YES" is inserted or deemed to be inserted in Box 7 of the Form of Acceptance, such Wembley Shareholder:

(i) has not received or sent copies of this document, the Form of Acceptance or any related offer documents in, into or from Australia, Canada or Japan;

(ii) has not otherwise utilised in connection with the Offer, directly or indirectly, the use of the mails, or of any means or instrumentality (including, without limitation, facsimile transmission, email, telex, telephone and the internet) of interstate or foreign commerce, or any facilities of a national securities exchange, of Australia, Canada or Japan;

(iii) was outside Australia, Canada and Japan when the Form of Acceptance was delivered and at the time of accepting the Offer and, in respect of Wembley Shares to which the Form of Acceptance relates, is not an agent or fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Offer from within Australia, Canada or Japan;

(iv) warrants that the Form of Acceptance and any related offer documents have not been mailed or otherwise sent in, into or from Australia, Canada or Japan and such shareholder is accepting the Offer from outside Australia, Canada and Japan;

(d) that, if such Wembley Shareholder is not electing for the LPR Cash Alternative, he is not in the United States, Australia, Canada or Japan nor is he a US Person and he is not accepting the Offer and expecting LPR Loan Notes with a view to the offer, sale or delivery, directly or indirectly, of any such LPR Loan Notes in or into the United States, Australia, Canada or Japan or to, or for the account or benefit of, a US Person and will not hold or acquire any LPR Loan Notes for any other person who he has reason to believe is purchasing for the purpose of that offer, sale or delivery;

(e) that the execution of the Form of Acceptance and its delivery to Capita IRG Plc constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting Wembley Shareholder not having validly withdrawn his acceptance, the irrevocable separate appointment of BLB Acquisition and/or JPMorgan as such Wembley Shareholder's attorney and/or agent (**attorney**), with an irrevocable instruction to the attorney to:

  (i) complete and execute all or any form(s) of transfer and/or renunciation and/or other document(s) in the attorney's discretion in relation to Wembley Shares referred to in paragraph (a)(i) of this Part C in favour of BLB Acquisition or as BLB Acquisition or its agents may direct;

  (ii) deliver such form(s) of transfer and/or renunciation and/or other document(s) at the attorney's discretion together with any certificate(s) and/or other document(s) of title relating to such Wembley Shares for registration within six months of the Offer becoming unconditional in all respects; and

  (iii) do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the acceptance or deemed acceptance of the Offer and to vest in BLB Acquisition or its nominee Wembley Shares as aforesaid;

(f) that the execution of the Form of Acceptance and its delivery to Capita IRG Plc constitutes the irrevocable appointment of Capita IRG Plc as such Wembley Shareholder's attorney and/or agent (**attorney**) and an irrevocable instruction and authority to the attorney:

  (i) subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting Wembley Shareholder not having validly withdrawn his acceptance, to transfer to Capita IRG Plc (or to such other person or persons as BLB Acquisition or its agents may direct) by means of CREST all or any of the Relevant Wembley Shares (as defined below) (but not exceeding the number of Wembley Shares in respect of which the Offer is accepted or deemed to be accepted); and

  (ii) if the Offer does not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 calendar days from the lapsing of the Offer), to transfer all Relevant Wembley Shares to the original available balance of the accepting Wembley Shareholder.

  In this paragraph, **Relevant Wembley Shares** means Wembley Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in the letter from JPMorgan contained in Part II of this document and where the transfer(s) to escrow was or were made in respect of Wembley Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance reference number, or a Form of Acceptance reference number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE instruction concerned);

(g) that the execution of the Form of Acceptance and its delivery to Capita IRG Plc constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting Wembley Shareholder not having validly withdrawn his acceptance, a separate and irrevocable authority and request:

  (i) to Wembley or its agents to procure the registration of the transfer of those Wembley Shares in certificated form pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to BLB Acquisition or as it may direct;

  (ii) if the Wembley Shares concerned are in certificated form, or if the proviso to sub-paragraph (iii) below applies to BLB Acquisition or its agents, to procure the despatch by post (or such other method as may be approved by the Panel) of a cheque drawn on a

branch of a UK clearing bank in respect of any cash consideration to which he is entitled under the Offer, at the risk of such Wembley Shareholder, to the person or agent whose name and address (outside Australia, Canada and Japan) is set out in Box 5 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address (outside Australia, Canada and Japan); and

(iii) if the Wembley Shares concerned are in uncertificated form, to BLB Acquisition and JPMorgan or their respective agents to procure the making of a CREST payment obligation in favour of the Wembley Shareholder's payment bank in accordance with the CREST payment arrangements in respect of any cash consideration to which he is entitled under the Offer provided that (aa) BLB Acquisition may (if, for any reason, it wishes to do so) determine that all or any part of any such cash consideration shall be paid by cheque drawn on a branch of a UK clearing bank despatched by post and (bb) if the Wembley Shareholder concerned is a CREST member whose registered address is in Australia, Canada or Japan, any cash consideration to which such shareholder is entitled shall be paid by cheque drawn on a branch of a UK clearing bank despatched by post provided that sub-paragraph (ii) above shall apply to the despatch of any consideration by post pursuant to this sub-paragraph (iii);

(h) that the execution of the Form of Acceptance and its delivery constitutes a separate authority to BLB Acquisition and/or JPMorgan and/or their respective agents within the terms of paragraphs 4 and 5 of Part B of this Appendix I;

(i) subject to the Offer becoming unconditional in all respects (or, in the case of voting by proxy, if the Offer will become unconditional in all respects or lapse depending upon the outcome of the resolution in question) or if the Panel otherwise gives its consent, and pending registration, that:

(i) BLB Acquisition or its agents be entitled to direct the exercise of any votes and any other rights and privileges (including the right to requisition the convening of a general meeting of Wembley or of any class of its shareholders) attaching to any Wembley Shares in respect of which the Offer has been accepted, or is deemed to have been accepted, and such acceptance is not validly withdrawn;

(ii) the execution of a Form of Acceptance by a Wembley Shareholder constitutes, in respect of Wembley Shares comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(A) an authority to Wembley and/or its agents from such Wembley Shareholder to send any notice, warrant, document or other communication which may be required to be sent to him as a member of Wembley (including any share certificate(s) or other document(s) of title issued as a result of a conversion of such Wembley Shares into certificated form) to BLB Acquisition at its registered office;

(B) an authority to BLB Acquisition and/or its agents to sign any consent to short notice on his behalf and/or attend and/or execute a form of proxy in respect of such Wembley Shares appointing any person nominated by BLB Acquisition to attend general meetings and separate class meetings of Wembley or its members (or any of them) (and any adjournments thereof) and to exercise the votes attaching to such shares on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer; and

(C) the agreement of such Wembley Shareholder not to exercise any of such rights without the consent of BLB Acquisition and the irrevocable undertaking of such Wembley Shareholder not to appoint a proxy to attend any such general meeting or separate class meeting;

(j) that he will deliver (or procure the delivery) to Capita IRG Plc at the address referred to in paragraph 3(a) of Part B of this Appendix I his share certificate(s) or other document(s) of title in respect of all Wembley Shares held by him in certificated form in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn, or an

indemnity acceptable to BLB Acquisition in lieu thereof, as soon as possible and in any event within six months of the Offer becoming unconditional in all respects;

(k) that he will take (or procure to be taken) the action set out in paragraph 18 of the letter from JPMorgan contained in this document to transfer all Wembley Shares held by him in uncertificated form in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within six months of the Offer becoming unconditional in all respects;

(l) that if, for any reason, any Wembley Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 18 of the letter from JPMorgan contained in this document are converted to certificated form, he will (without prejudice to subparagraph (i)(ii)(A) of this Part C) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Wembley Shares as so converted to Capita IRG Plc at the address referred to in paragraph 3(a) of Part B of this Appendix I or to BLB Acquisition at its registered office or as BLB Acquisition or its agents may direct;

(m) that the creation of a CREST payment obligation in favour of his payment bank in accordance with the CREST payment arrangements as referred to in paragraph (f)(ii) of this Part C shall, to the extent of the obligation so created, discharge in full any obligation of BLB Acquisition and/or JPMorgan to pay to him the cash consideration to which he is entitled pursuant to the Offer;

(n) that, if he accepts the Offer, he will do all such acts and things as shall, in the opinion of BLB Acquisition or Capita IRG Plc, be necessary or expedient to vest in BLB Acquisition or its nominee(s) or such other person as BLB Acquisition may decide the number of Wembley Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance and all such acts and things as may be necessary or expedient to enable Capita IRG Plc to perform its functions as Escrow Agent for the purposes of the Offer;

(o) that the terms and conditions of the Offer contained in this document will be incorporated and deemed to be incorporated in, and form part of, the Form of Acceptance, which will be read and construed accordingly;

(p) he will ratify each and every act or thing which may be done or effected by BLB Acquisition or JPMorgan or Capita IRG Plc or any director of BLB Acquisition or JPMorgan or Capita IRG Plc or their respective agents or Wembley or its agents, as the case may be, in the exercise of any of his or its powers and/or authorities hereunder (and to indemnify each such person against any losses arising therefrom);

(q) that, if any provision of Part B of this Appendix I or this Part C will be unenforceable or invalid or will not operate so as to afford BLB Acquisition or JPMorgan or Capita IRG Plc or any director or duly authorised representative of any of them or their respective agents the benefit of the authority expressed to be given therein, he agrees with all practicable speed to do all such acts and things and execute all such documents that may be required to enable those persons to secure the full benefits of Part B of this Appendix I and this Part C;

(r) the execution of the Form of Acceptance constitutes his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the Courts of England and that nothing shall limit the right of BLB Acquisition and/or JPMorgan to bring any action, suit or proceedings arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction; and

(s) on execution, the Form of Acceptance will take effect as a deed.

References in this Part C to a Wembley Shareholder shall include references to the person or persons executing a Form of Acceptance, and in the event of more than one person executing a Form of Acceptance the provisions of this Part C shall apply to them jointly and to each of them.

APPENDIX II

Summary of the LPR Loan Notes

The LPR Loan Notes will be constituted by a loan note instrument (the **Loan Note Instrument**) executed as a deed by BLB Acquisition. The issue of the LPR Loan Notes is conditional on the Offer becoming or being declared unconditional in all respects. LPR Loan Notes are not available to Wembley Shareholders in the United States, Australia, Canada or Japan or to US Persons. On the basis of current law, the LPR Loan Notes as structured on the terms set out below should be non-qualifying corporate bonds in the hands of individuals who are resident in the United Kingdom for tax purposes. The LPR Loan Note Instrument will contain provisions, *inter alia*, to the effect set out below.

Form and Status

1. The LPR Loan Notes will be issued in registered form in amounts or integral multiples of £1 nominal value. The Loan Notes will constitute direct and unsecured obligations of BLB Acquisition and will rank *pari passu* with all other unsecured and unsubordinated obligations of BLB Acquisition, except to the extent provided by law. The Loan Note Instrument will not contain any restrictions on borrowing, or on the charging or disposal of assets by BLB Acquisition or any member of the BLB Investors Group. The aggregate principal amount of the LPR Loan Notes will be the aggregate amount of the LPR Entitlements less the amount thereof which accepting Wembley Shareholders are required, and/or have elected, to take as cash.

Interest

2. Interest on the outstanding principal amount of the Loan Notes will accrue from day to day and will be payable in arrears on the date the LPR Loan Notes are redeemed or, if any such date is not a business day, on the next following business day (the **Interest Payment Date**). The period from (and including) the date of issue of the LPR Loan Notes up to (but excluding) the Interest Payment Date is referred to herein as the **Interest Period**.

3. (a) The rate of interest per annum payable on the outstanding principal of the LPR Loan Notes will be the rate calculated by BLB Acquisition to be 0.5 per cent. below LIBOR on the first day of the Interest Period or, if such day is not a business day, on the next business day thereafter.

   (b) If such rate of interest cannot be so established in accordance with the provisions of sub-paragraph (a) above for the Interest Period, then the rate of interest on the LPR Loan Notes for the Interest Period shall be calculated by reference to such rate as BLB Acquisition shall determine on the basis of a quotation or quotations made for 12 month sterling deposits of similar size in such other appropriate inter-bank market or markets as BLB Acquisition may select.

   (c) Interest shall be calculated on the basis of a 365 day year and the actual number of days elapsed in the relevant Interest Period.

4. All payments of interest in respect of the LPR Loan Notes will be made subject to deduction of any tax required to be withheld or deducted.

Repayment

5. Any LPR Loan Notes not previously repaid, purchased or cancelled will be redeemed in full at par on the date one year after the date on which they were issued (or, if such day is not a business day, on the first business day thereafter), together with accrued interest thereon up to (but excluding) that date.

6. BLB Acquisition or any other member of the BLB Investors Group may at any time purchase any LPR Loan Notes by tender (available to all LPR Loan Noteholders alike) or by private treaty at any price.

7. Any LPR Loan Notes which are repaid or purchased will be cancelled and shall not be available for re-issue.

Foreign Currency Redemption

8. The amount payable by way of principal on repayment of any of the LPR Loan Notes shall be payable in pounds sterling or, if an LPR Loan Noteholder so elects in writing less than 60 days but more than 30 days before the relevant date for repayment, in US dollars of an amount which would have been needed to purchase the pounds sterling amount otherwise due on repayment on the tenth business day before the due date for repayment (at the spot rate for the purchase of pounds sterling with US dollars certified by The Royal Bank of Scotland plc as prevailing at or about 11.00 a.m. (London time) on that date), provided that the amount in US dollars shall be no less than (and, if it is, shall be equal to) 99.5 per cent., and shall be no more than (and, if it is, shall be equal to) 100.5 per cent. or, in the case of repayment falling on or before the first anniversary of the date of issue of the LPR Loan Notes, 100 per cent.), of the US dollar equivalent of the pounds sterling amount which would have been payable on the due date for repayment but for the election made by the LPR Loan Noteholder (calculated at the spot rate for the purchase of sterling with US dollars certified by The Royal Bank of Scotland plc as prevailing at or about 11.00 a.m. (London time) on the relevant repayment date or, if such date is not a business day, on the immediately preceding business day).

Acceleration

9. Each LPR Loan Noteholder shall be entitled to require all of the LPR Loan Notes held by him to be repaid at par together with accrued interest if any of the following events occurs:

   (a) BLB Acquisition fails to pay within 30 days of the due date any principal or interest payable in respect of the LPR Loan Notes held by that LPR Loan Noteholder;

   (b) an order is made by a competent court or an effective resolution is passed for winding-up BLB Acquisition (other than a voluntary winding-up for the purposes of an amalgamation, reconstruction or merger on terms previously approved by an extraordinary resolution, as defined in the Loan Note Instrument); or

   (c) an encumbrancer takes possession of, or an administrator or administrative receiver or a manager or receiver is appointed of or over the whole (or substantially the whole) of the undertaking or property of BLB Acquisition, unless the same is removed, stayed, paid out or discharged within 30 days.

Modification

10. The provisions of the Loan Note Instrument and the rights of the LPR Loan Noteholders will be subject to amendment, modification, abrogation, variation or compromise in any respect with both the sanction of an extraordinary resolution of the LPR Loan Noteholders and the written consent of BLB Acquisition, or without the sanction or consent of LPR Loan Noteholders if such amendment would not be prejudicial to the interests of the LPR Loan Noteholders or such amendment is of a formal, minor or technical nature or to correct a manifest error.

Substitution and Exchange

11. BLB Acquisition may at any time and from time to time, subject to certain conditions, be replaced and substituted by any member of the BLB Investors Group as principal debtor or principal debtors (on one or more occasion) in respect of all or any of the LPR Loan Notes provided that such documents (if any) are executed as may be necessary to give full effect to the substitution. In addition, BLB Acquisition may at any time require all or any of the LPR Loan Noteholders to exchange their LPR Loan Notes for loan notes issued by any member of the BLB Investors Group on the same terms and conditions as those applicable to the LPR Loan Notes provided that the right of BLB Acquisition to require an exchange shall be exercisable only if:

(a) BLB Acquisition has either obtained the consent of the relevant LPR Loan Noteholders or it has obtained the written opinion of independent tax counsel that such exchange will not crystallise a charge to United Kingdom capital gains tax or corporation tax on chargeable gains and has obtained all relevant clearances from the relevant United Kingdom taxation authority; and

(b) the loan notes issued in exchange will be issued on the same terms as the LPR Loan Notes, save that the terms of the new loan notes will not include any further right of the issuer to require exchange or any similar right of exchange or conversion into other shares or securities.

Listing

12. No application has been or is intended to be made for the LPR Loan Notes to be listed or dealt in on any stock exchange.

Further Notes

13. The Loan Note Instrument will contain provisions entitling BLB Acquisition to create and issue further unsecured loan notes either ranking *pari passu* in all respects (or in all respects except for the first payment of interest) so as to form a single series with the LPR Loan Notes or carrying such rights as to interest, repayment and otherwise as BLB Acquisition thinks fit.

Governing Law

14. The LPR Loan Notes and the Loan Note Instrument will be governed by and construed in accordance with English law.

APPENDIX III

Financial information relating to Wembley

Nature of financial information

The financial information set out in this Appendix does not constitute statutory accounts within the meaning of section 240 of the Companies Act. The financial information for each of the three years ended 31st December, 2003, 31st December, 2002 and 31st December, 2001 has been extracted without material adjustment, but with some minor presentational differences, from the published audited consolidated accounts of Wembley.

The consolidated accounts of Wembley for each of the three years ended 31st December, 2003, 31st December, 2002 and 31st December, 2001 have been audited by Ernst & Young L.L.P., 1 More London Place, London, SE1 2AF. The auditors' reports on the consolidated accounts for each of the years ended 31st December, 2003, 31st December, 2002 and 31st December, 2001 were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

The auditors' report on the 2003 Accounts included an additional section concerning the potential consequences arising from the issue of the indictment by the Government of the United States of America as explained in Note 24 below.

Extracts from the audited accounts for the three years ended 31st December, 2003

A. Profit and loss account

The audited consolidated profit and loss accounts of the Wembley Group for the three years ended 31st December, 2003 are set out below.

In thousands of pounds sterling	Note	2003	2002	2001 (restated)
Turnover:				
Continuing operations		97,917	101,127	101,162
Discontinued operations		–	13,891	37,239
Turnover	2	97,917	115,018	138,401
Cost of sales		(51,295)	(58,874)	(85,496)
Gross profit		46,622	56,144	52,905
Administrative expenses		(19,554)	(20,283)	(20,083)
Operating profit:				
Continuing operations:				
Continuing operations before exceptional items		35,257	39,273	35,089
Exceptional items relating to continuing operations	3	(8,189)	(400)	–
Continuing operations		27,068	38,873	35,089
Discontinued operations:				
Discontinued operations before exceptional items		–	(1,422)	(2,267)
Exceptional item relating to discontinued operations	3	–	(1,590)	–
Discontinued operations		–	(3,012)	(2,267)
Operating profit	2	27,068	35,861	32,822
Non-operating exceptional items:				
Sale or termination of continuing businesses	3	(518)	–	–
Sale or termination of discontinued businesses	3	(1,389)	(8,685)	–
Provision for loss on disposal of discontinued businesses	3	–	(1,678)	–
Non-operating exceptional items		(1,907)	(10,363)	–
Interest receivable and similar income		1,057	1,059	1,353
Interest payable and similar charges	7	(120)	(446)	(616)
Profit on ordinary activities before taxation		26,098	26,111	33,559
Tax on profit on ordinary activities	8	(13,001)	(10,781)	(12,070)
Profit for the financial year		13,097	15,330	21,489
Ordinary dividend		(2,263)	(6,211)	(5,546)
Retained profit for the year		10,834	9,119	15,943
Earnings per share (pence per share)	10	37.9	42.7	55.8
Diluted earnings per share (pence per share)	10	37.7	42.2	55.0
Adjusted earnings per share (pence per share)	10	64.0	64.0	54.2
Dividend per share (pence per share)	9	6.5	18.0	15.0

Legal fees incurred in 2002 in relation to the Federal Grand Jury investigation in Rhode Island have been disclosed as an exceptional item, having previously been included within the results of the US gaming division.

The accounts for the year ended 31st December, 2001 have been restated for UK Financial Reporting Standard 19, "Deferred Tax", as detailed more fully under Principal accounting policies in section E below.

B. Statement of total recognised gains and losses

The audited statements of total recognised gains and losses of the Wembley Group for the three years ended 31st December, 2003 are set out below.

In thousands of pounds sterling	2003	2002	2001 (restated)
Profit for the financial year	13,097	15,330	21,489
Exchange differences	(12,506)	(13,853)	3,179
Release of tax provision no longer required	–	5,127	–
Total recognised gains relating to the period	591	6,604	24,668
Prior year adjustment relating to deferred tax	–	(5,400)	–
Total recognised gains since the last annual report	591	1,204	24,668

A note of historical cost profits and losses has not been provided on the basis that the difference, when compared to the reported result in the profit and loss account, is not material.

C. Balance sheet

The audited consolidated balance sheet of the Wembley Group as at 31st December, 2003 is set out below.

In thousands of pounds sterling	Note	2003
Fixed assets		
Intangible assets	11	1,339
Tangible assets	12	162,348
		163,687
Current assets		
Debtors: recoverable within one year	13	21,541
Cash at bank and in hand		22,656
		44,197
Creditors: amounts falling due within one year	14	(13,397)
Net current assets		30,800
Total assets less current liabilities		194,487
Provisions for liabilities and charges	18	(6,460)
Net assets		188,027
Capital and reserves		
Share capital	19	34,662
Share premium account	20	867
Revaluation reserve	20	61,321
Capital redemption reserve	20	1,651
Profit and loss account	20	89,526
Equity shareholders' funds		188,027

D. Cash flow statement

The audited consolidated cash flow statement of the Wembley Group for the year ended 31st December, 2003 is set out below.

In thousands of pounds sterling	Note	2003
Net cash inflow from operating activities	25	29,261
Returns on investments and servicing of finance	26	60
Taxation	26	(12,967)
Capital expenditure and financial investment	26	(5,374)
Acquisitions and disposals	26	10,045
Equity dividends paid		(6,400)
Net cash inflow before management of liquid resources and financing		14,625
Management of liquid resources	26	(14,762)
Financing	26	4,704
Increase in cash in the year		4,567

Reconciliation of net cash flow to movement in net funds

In thousands of pounds sterling	Note	2003
Increase in cash in the year		4,567
Cash inflow from increase in loans		(3,974)
Cash outflow in respect of short-term deposits		14,762
Movement in net funds resulting from cash flows		15,355
Foreign exchange translation difference		(216)
Movement in net funds in the year		15,139
Opening net funds at 1st January		3,889
Closing net funds at 31st December	27	19,028

E. Notes to the Accounts

1. Principal accounting policies

The Accounts are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted are described below. These policies have all been applied consistently throughout the period, with the exception of the policy for deferred tax. UK Financial Reporting Standard 19 (**FRS 19**) has been adopted for the years ended 31st December, 2003 and 31st December, 2002. UK Statement of Standard Accounting Practice 15 was applicable for the year ended 31st December, 2001, although the 2001 figures shown here have been restated for FRS 19. The application of FRS 19 resulted in a £5.4 million prior year adjustment for deferred tax in the 2001 Accounts and an increase in the tax charge for the year ended 31st December, 2002 of £0.5 million (2001: decrease in tax charge of £0.3 million).

Basis of preparation

The Accounts have been prepared under the historical cost convention modified to include the revaluation of certain properties and in accordance with applicable accounting standards. The consolidated Accounts comprise the Accounts of Wembley plc and its subsidiary undertakings (the **Wembley Group**).

Tangible fixed assets

The transitional rules of UK Financial Reporting Standard 15, "Tangible Fixed Assets", have been adopted for the Wembley Group's operating properties permitting the retention of the carrying values at the previously revalued amounts. These properties will not be subject to further revaluations. The last revaluation took place at 31st December, 1998.

All other fixed assets are stated at cost. Impairment tests are carried out as and when required by UK Financial Reporting Standard 11, "Impairment of Fixed Assets and Goodwill".

No depreciation is provided on freehold land. Buildings are depreciated to residual values over a period of 50 years or the estimated useful life of the building, whichever is less.

Other assets are depreciated using rates of 4 per cent. to 50 per cent. per annum, which are considered appropriate to write down the assets to their estimated residual value on a straight line basis over their estimated useful lives.

Leases

Rental payments in respect of operating leases are charged against operating profit as incurred.

Deferred taxation

Full provision is made for deferred tax on all material timing differences that have originated but not reversed at the balance sheet date and that result in an obligation to pay more, or a right to pay less, tax in the future with the following exceptions:

- Provision is made for tax on gains arising from the revaluation of fixed assets only to the extent that, at the balance sheet date, there is an agreement to dispose of the assets concerned;
- Deferred taxation assets are recognised to the extent that they are regarded as recoverable; and
- Provision is only made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries to the extent that dividends have been accrued as receivable.

Deferred tax is calculated on a non-discounted basis at tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Goodwill

Goodwill represents the excess of purchase consideration for an acquired business over the fair value attributed to its separately identifiable assets and liabilities.

Goodwill is capitalised and amortised over its estimated useful economic life, on an acquisition-by-acquisition basis.

Positive goodwill is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on acquisitions prior to 30th September, 1998 remains eliminated against reserves.

Foreign currency

The exchange rates used to express the assets and liabilities of overseas companies in sterling are the rates ruling at the end of the financial year. Earnings are translated at average exchange rates during the year, except where a single transaction is of such significance that the rate on the date of the transaction is used. Other foreign currency assets and liabilities are expressed at year end rates.

Exchange differences arising on consolidation from the retranslation of the opening net investment in overseas companies are taken directly to reserves. Other exchange differences are dealt with in the profit and loss account.

Pension costs

In accordance with UK Statement of Standard Accounting Practice 24, "Accounting for Pension Costs", contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with Wembley. Variations in pension cost, as identified by actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs.

In addition, the transitional disclosure requirements of UK Financial Reporting Standard 17, "Retirement Benefits", have been made for the year ended 31st December, 2003.

2. Operating profit and segmental analysis

Operating profit

In thousands of pounds sterling	2003 Continuing /total	2002 Continuing	2002 Dis-continued	2002 Total	2001 Continuing	2001 Dis-continued	2001 Total
Turnover	97,917	101,127	13,891	115,018	101,162	37,239	138,401
Cost of sales	(51,295)	(50,943)	(7,931)	(58,874)	(59,899)	(25,597)	(85,496)
Gross profit	46,622	50,184	5,960	56,144	41,263	11,642	52,905
Administrative expenses	(19,554)	(11,311)	(8,972)	(20,283)	(6,174)	(13,909)	(20,083)
Operating profit/(loss)	27,068	38,873	(3,012)	35,861	35,089	(2,267)	32,822

Segmental analysis

In thousands of pounds sterling	2003 Turnover	2003 Profit	2003 Net assets	2002 Turnover	2002 Profit	2002 Net assets	2001 Turnover	2001 Profit	2001 Net assets (restated)
Class of business:									
Continuing operations:									
Gaming:									
US	72,385	34,398	109,375	76,650	37,916	118,252	77,563	33,295	131,716
UK	25,532	3,570	46,449	24,477	4,509	42,645	23,599	4,508	40,476
Central management	–	(2,711)	13,175	–	(3,152)	23,068	–	(2,714)	(3,203)
Continuing: before exceptional items	97,917	35,257	168,999	101,127	39,273	183,965	101,162	35,089	168,989
Exceptional items	–	(8,189)	–	–	(400)	–	–	–	–
Total – continuing operations	97,917	27,068	168,999	101,127	38,873	183,965	101,162	35,089	168,989
Discontinued operations:									
Gaming: 24dogs	–	–	–	146	(1,137)	–	1,615	(1,316)	1,721
Events Services:									
Keith Prowse	–	–	–	773	(182)	–	17,029	992	187
Wembley Complex	–	–	–	8,516	(140)	–	13,366	(1,252)	38,171
Event management services	–	–	–	4,456	37	1,115	5,229	(691)	4,007
Exceptional item	–	–	–	–	(1,590)	–	–	–	–
Turnover	97,917			115,018			138,401		
Operating profit		27,068			35,861			32,822	
Non-operating exceptional items		(1,907)			(10,363)			–	
Net interest receivable		937			613			737	
Profit before tax		26,098			26,111			33,559	
Capital employed			168,999			185,080			213,075
Net cash/(debt)			19,028			3,889			(6,895)
Net assets			188,027			188,969			206,180
Geographical area:									
Continuing operations:									
United Kingdom	25,532	76	59,624	24,477	1,357	65,713	23,599	1,794	37,273
North America (USA)	72,385	26,992	109,375	76,650	37,516	118,252	77,563	33,295	131,716
	97,917	27,068	168,999	101,127	38,873	183,965	101,162	35,089	168,989
Discontinued operations:									
United Kingdom and Ireland	–	–	–	13,891	(3,012)	1,115	37,239	(2,267)	44,086
	97,917	27,068	168,999	115,018	35,861	185,080	138,401	32,822	213,075

Turnover represents sales (excluding VAT and other similar sales taxes) to external customers. Turnover between business segments is not material. The analysis of turnover by geographical area is based on the origin of the supply. The analysis by destination is not materially different and so is not shown.

The analyses of capital employed by activity and geographical area are calculated on net assets excluding inter-company balances and investments and all cash and borrowings. The Wembley Group's financing is centrally arranged and accordingly the cash and borrowings and net interest are not attributed to individual activities or geographical areas.

The results for the US gaming division includes income from gaming, greyhound and horse-racing venues. The turnover and profit from continuing operations are principally derived from the operations of Lincoln Park.

3. Exceptional items

In thousands of pounds sterling	2003	2002	2001
Exceptional items relating to continuing operations:			
Costs incurred in relation to the VLT initiative in Colorado	(4,300)	–	–
Provision for impairment in value of fixed assets in Colorado	(1,690)	–	–
Costs incurred in relation to the indictment issued in Rhode Island	(1,415)	(400)	–
UK gaming: closure and aborted planning costs	(784)	–	–
Exceptional items relating to continuing operations	(8,189)	(400)	–
Exceptional items relating to discontinued operations:			
Impairment of goodwill	–	(1,590)	–
Provision for the loss on disposal of The Corporate Innovations Company Limited	–	(1,678)	–
Sale or termination of continuing businesses:			
Cost incurred in connection with the proposed acquisition of Wembley plc	(518)	–	–
Sale or termination of discontinued businesses:			
Sale of The Corporate Innovations Company Limited	(1,133)	–	–
Sale of Wembley International Limited and Wembley Ticketing business	444	(155)	–
Termination of Hong Kong operations	(700)	–	–
Sale of Wembley (London) Limited	–	(8,220)	–
Sale of Wembley Sports Arena Limited	–	1,142	–
Sale of 50% shareholding in The Beatles Story Limited	–	340	–
Termination of 24dogs	–	(1,792)	–
Sale or termination of discontinued businesses	(1,389)	(8,685)	–
	(10,096)	(12,353)	–

Costs incurred in relation to the VLT initiative in Colorado

In November, 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. The US gaming division would have benefited from the passage of this amendment, as it is the owner of four out of the five racetracks in Colorado. Costs of approximately £4.3 million were incurred in pursuit of this initiative, primarily in relation to advertising. No relief has been taken for this expenditure in terms of calculating the tax charge in 2003.

Provision for impairment in value of fixed assets in Colorado

In 2003, a provision of £1.7 million has been made against the carrying value of one of the non-racing properties in Colorado, writing the carrying value of the property down to its estimated market value.

Costs incurred in relation to the indictment issued in Rhode Island

In 2003, costs of £1.4 million (2002: £0.4 million) arose as a result of the investigation by a Federal Grand Jury in Rhode Island and the subsequent issue of an indictment. The costs primarily comprise legal fees. The expenditure of £0.4 million incurred in 2002 has been disclosed as an exceptional item, having previously been included within the result for the US gaming division. It has been assumed within these Accounts that these costs will be allowable for tax purposes.

UK gaming: closure and aborted planning costs

In 2003, costs of £0.8 million arose within the UK gaming division and comprise £0.6 million of costs arising from the closure of the loss-making Catford greyhound stadium in November, 2003 and the costs incurred in pursuing an unsuccessful planning application for the development of a new track in Liverpool.

Costs incurred in connection with the proposed acquisition of Wembley plc

In the period to 31st December, 2003, fees of £0.5 million (2002 and 2001: £nil) were incurred in relation to discussions with a number of parties interested in acquiring all or part of the Wembley Group. These fees were paid to the Wembley Group's financial, tax and legal advisers in both the UK and USA and included the development of a scheme to reorganise the Lincoln Park Inc. corporate entity and thereby separate the indicted entity from the remainder of the Wembley Group.

Sale of The Corporate Innovations Company Limited

In February, 2003, Wembley agreed the sale of The Corporate Innovations Company Limited to a management buy-out team for £50,000 together with an interest bearing loan note of £1.0 million receivable in instalments during 2004 and 2005. A cash facility of £0.15 million was also made available for the period through to 1st April, 2005. Following a review of the performance of this business in 2003, a provision has been made against both the deferred consideration and the cash facility. In total, a loss of £1.1 million has been recorded in the year.

Sale of Wembley International Limited and Wembley Ticketing business

The Wembley Ticketing business was sold in July, 2002 to The Way Ahead Group Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, for £150,000 in cash plus further performance related payments payable through 2003 and 2004. In 2003, this performance related payment totalled £444,000.

Termination of Hong Kong operations

A long running dispute in Hong Kong arose from the management of the Hong Kong stadium by a Wembley subsidiary company during the mid-1990s. Wembley defended a claim for breach of contract and counterclaimed that the contract was unlawfully terminated. The dispute went to trial in December, 2003 and this concluded in January, 2004. Costs of £0.7 million were incurred during 2003. In March, 2004, the presiding judge found in favour of Wembley, awarding both damages and costs to Wembley.

Sale of Wembley (London) Limited

The sale of Wembley (London) Limited was completed on 6th August, 2002 to Quintain Estates and Development plc for £48.6 million. £16.0 million was received on completion. A net £15.0 million was received in December, 2003, made up of £18.6 million of deferred proceeds less £3.6 million of former intercompany balances owing by Wembley plc. £0.5 million of intercompany balance is receivable by Wembley plc in June, 2004. A net £13.8 million is due in December, 2004, made up of

the final instalment of the proceeds of £14.0 million less £0.2 million of former intercompany balances owing by Wembley plc.

At the date of disposal, all deferred amounts were discounted back to their present value using a discount rate of 3 per cent. This discount of £1.6 million is being unwound in the period through to December, 2004. £0.4 million was released within interest receivable in 2002, £0.8 million was released in 2003 and £0.4 million will be released in 2004.

Sale of Wembley Sports Arena Limited

In March, 2002, Wembley Sports Arena, which traded as Keith Prowse Hospitality, was sold for £5.6 million, of which £0.6 million was deferred until March, 2004. The company had net assets of £1.0 million at the date of disposal. The need to recycle goodwill through the profit and loss account that had previously been written off against reserves of £3.1 million and transaction costs of £0.3 million resulted in a net profit on sale of £1.1 million.

Termination of 24dogs

Following a review of the performance of this business, it was concluded in 2002 that, this operation could no longer be expected to achieve profitability in line with its business plan. The £1.8 million charge reflects redundancy costs, fixed asset disposals and exit costs from contractual commitments.

4. Profit on ordinary activities before taxation

In thousands of pounds sterling	2003	2002	2001
Profit before taxation is arrived at after charging:			
Depreciation	4,787	4,255	5,335
Amortisation of goodwill	53	1,830	241
Operating lease rentals in respect of plant and equipment	342	323	590
Auditors' remuneration – audit services	207	196*	129
Fees for non-audit work to auditors and their associates	236	178*	159

* Auditors' remuneration and fees for non-audit work in 2002 were originally reported in 2002 as £124,000 and £249,000 respectively but were restated in the 2003 accounts.

The fees for non-audit work to the auditors and their associates in each year arise primarily in relation to internal audit services in the US (2003: £133,000; 2002: £130,000; 2001: £95,000). In addition, advice was received from Ernst & Young in relation to the construction of a new building at Lincoln Park in 2003, in respect of the disposal of subsidiary undertakings in 2002, and taxation in 2001.

5. Directors

Directors' remuneration

The total remuneration of the Wembley Directors, including pension contributions, was as follows:

In thousands of pounds sterling	2003	2002	2001
Executive Directors:			
Basic salary	540	412	370
Benefits	35	40	32
Performance related bonus	–	216	180
Total remuneration	575	668	582
Pension contributions	65	36	36
Pension supplement	82	90	70
	722	794	688
Non-executive Directors:			
Fees	137	160	249
Total Directors' remuneration	859	954	937

The components of the remuneration of the Executive Directors holding office during 2003 were as follows:

In thousands of pounds sterling	Basic salary	Benefits	Performance related bonus	Total remuneration 2003	Total remuneration 2002	Total remuneration 2001
CA Hultman	168	–	–	168	–	–
BN Potter	194	15	–	209	392	356
MJ Elliott	178	20	–	198	276	226
Total 2003	540	35	–	575	–	–
Total 2002	412	40	216	–	668	–
Total 2001	370	32	180	–	–	582

Remuneration for CA Hultman represents basic salary from the date of his appointment as an Executive Director on 10th September, 2003. Remuneration for BN Potter represents basic salary and benefits received for services performed as an Executive Director until he resigned from the Board on 17th September, 2003.

No Director had any interest in any contract (other than service contracts) to which a Wembley Group company or Wembley was a party during the year or which existed at the end of the year.

6. Staff number and costs

The average monthly number of persons employed by the Wembley Group (including Executive Directors) during the year was as follows:

Number		2003	2002	2001
Gaming:	Full time	662	734	694
	Part time	1,709	1,555	1,767
Events Services:	Full time	–	138	278
	Part time	–	41	70
Central management:	Full time	11	13	15
		2,382	2,481	2,824

The aggregate payroll costs of these persons were as follows:

In thousands of pounds sterling	2003	2002	2001
Wages and salaries	21,918	26,363	30,864
Social security costs	1,439	1,943	3,491
Other pension costs	1,687	1,714	1,898
	25,044	30,020	36,253

7. Interest payable and similar charges

In thousands of pounds sterling	2003	2002	2001
Bank loans and overdraft	120	446	616

8. Tax on profit on ordinary activities

Analysis of tax charge:

In thousands of pounds sterling	2003	2002	2001 (restated)
UK corporation tax at 30%	902	–	265
UK corporation tax on UK exceptional items	(90)	–	–
Overseas taxation	12,871	15,007	12,720
Overseas taxation on overseas exceptional items	(579)	(163)	–
Adjustments in respect of prior years UK corporation tax	–	(3,747)	(607)
Adjustments in respect of prior years overseas tax	(400)	(779)	–
Current tax	12,704	10,318	12,378
Deferred tax	297	463	(308)
Total tax	13,001	10,781	12,070

2001:

Based on profit on ordinary activities of £33.6 million, the Wembley Group's effective rate of tax is 36.0 per cent. When the impact of the adjustment in respect of prior year corporation tax is made, the effective rate is 37.8 per cent.

2002:

Based on profit on ordinary activities of £26.1 million, the Wembley Group's effective rate of tax is 41.3 per cent. When the impact of the adjustment in respect of prior year corporation tax and the impact of exceptional items (note 3) is made, the effective rate is 40.2 per cent.

2003:

Based on profit on ordinary activities of £26.1 million, the Wembley Group's effective rate of tax is 49.8 per cent. When both the after tax impact of the exceptional items and the adjustments in respect of prior years' taxes are excluded, the effective rate is 38.9 per cent.

Factors affecting the current tax charge

The tax assessed on the profit on ordinary activities for the year is different from the weighted average tax rate for the countries that the Wembley Group operates in of 39.7 per cent. (2002 : 40.4 per cent.; 2001: 40.0 per cent.). The differences are reconciled below:

In thousands of pounds sterling	2003	2002	2001
Profit on ordinary activities before tax	26,098	26,111	33,559
Profit on ordinary activities before tax multiplied by weighted average tax rate for the Wembley Group	10,361	10,544	13,424
Non-taxable income net of expenses not deductible for tax purposes	(138)	(482)	(747)
Unrelieved losses carried forward	–	418	–
Utilisation of tax losses	(160)	–	–
Capital allowances in excess of depreciation	(290)	(396)	(80)
Total exceptional items not allowable for tax	3,338	4,827	–
Adjustment in respect of prior years tax	(400)	(4,526)	(607)
Other timing differences	(7)	(67)	388
Total current tax	12,704	10,318	12,378

Factors that may affect future tax charges

No provision has been made for deferred tax of approximately £1.1 million (2002: £1.1 million, 2001: £1.4 million) where potential taxable gains have been rolled over into replacement assets. Such gains would only become taxable if the assets were sold without it being possible to claim roll-over relief or offset capital losses.

No deferred tax asset has been established in respect of carried forward tax losses in the UK of £1.0 million (2002: £1.4 million, 2001: nil) as their future use is uncertain.

9. Ordinary dividend

In thousands of pounds sterling	2003	2002	2001
Interim dividend	2,252	2,155	1,890
Final dividend	–	4,137	3,714
Adjustment in respect of prior year final dividend	11	(81)	(58)
	2,263	6,211	5,546

An interim dividend of 6.5 pence per share in 2003, 6 pence per share in 2002 and 5 pence per share in 2001 was paid on 19th September, 2003, 20th September, 2002 and 21st September, 2001, respectively.

No final dividend for 2003 was proposed. A final dividend of 12 pence per share for 2002 and 10 pence per share for 2001 was paid on 2nd May, 2003 and 1st May, 2002, respectively.

10. Earnings per share

The earnings per share figures have been calculated as follows:

	2003	2002	2001 (restated)
Profit for the financial year (£'000)	13,097	15,330	21,489
Weighted average number of shares in issue ('000)	34,597	35,870	38,529
Earnings per share	37.9p	42.7p	55.8p

The diluted earnings per share figures of 37.7 pence, 42.2 pence and 55.0 pence in each of 2003, 2002 and 2001 are based on the profit for the financial year (2003: £13,097,000; 2002: £15,330,000; 2001: £21,489,000) and on the diluted share capital calculated as follows:

In thousands	2003	2002	2001
Basic weighted average number of shares	34,597	35,870	38,529
Dilutive potential ordinary shares:			
Executive share option schemes	162	389	398
Employee sharesave schemes	24	69	95
Warrants	–	–	59
	34,783	36,328	39,081

The fair value (average price for the year) of Wembley plc shares during 2003 was £6.13 (2002: £7.30; 2001 £6.68).

The adjusted earnings per share figures have been calculated as follows:

Pence per share	2003	2002	2001 (restated)
Basic earnings per share	37.9	42.7	55.8
Adjustment in respect of exceptional items (note 3)	29.2	34.4	–
Adjustment in respect of taxation on exceptional items (note 8)	(1.9)	(0.5)	–
Adjustment in respect of prior year taxation (note 8)	(1.2)	(12.6)	(1.6)
Adjusted earnings per share	64.0	64.0	54.2

An adjusted earnings per share figure is included as, in the opinion of the Wembley Directors, this gives a more useful indication of underlying performance.

11. Fixed assets – intangible

In thousands of pounds sterling	Goodwill
Cost:	
At 1st January, 2003	4,301
Acquisition of subsidiary undertaking	1,102
Disposal of subsidiary undertaking	(3,941)
Exchange differences	(31)
At 31st December, 2003	1,431
Aggregate amortisation:	
At 1st January, 2003	3,749
Disposal of subsidiary undertaking	(3,710)
Provided during the year	53
At 31st December, 2003	92
Net book value:	
At 31st December, 2003	1,339
At 1st January, 2003	552

Intangible fixed assets represent goodwill arising on the acquisition of Wembley Group undertakings.

(1) On 25th October, 2000, the Wembley Group purchased the entire issued share capital of The Corporate Innovations Company Limited. On 5th February, 2003, the Wembley Group sold this company to a management buy-out team (note 30).

At 31st December, 2002, the net book value attributable to the goodwill purchased on The Corporate Innovations Company Limited was £231,000. The goodwill was written off on completion of the disposal on 5th February, 2003.

(2) On 16th April, 2001, the Wembley Group purchased the trade and assets of Rocky Mountain Greyhound Park in Colorado, USA. Goodwill of £399,000 arising on the acquisition was capitalised and is being amortised over its presumed economic life of 20 years from the date of purchase. At 31st December, 2003, the net book value of this goodwill was £272,000.

(3) On 27th May, 2003, the Wembley Group purchased the entire share capital of the Perry Barr Greyhound Racing Club Limited. Goodwill of £1,102,000 arising on the acquisition has been capitalised and is being amortised over its presumed economic life of 20 years from the date of purchase (note 29).

12. Fixed assets – tangible

In thousands of pounds sterling	Freehold land	Buildings & fixed plant	Plant & equipment	Total
Cost:				
At 1st January, 2003	126,518	48,111	22,052	196,681
Additions at cost	–	2,606	2,833	5,439
Acquisition of subsidiary undertakings (note 29)	–	3,137	463	3,600
Disposals	–	(584)	(3,378)	(3,962)
Disposal of subsidiary undertakings (note 30)	–	–	(425)	(425)
Exchange differences	(10,471)	(2,593)	(1,077)	(14,141)
At 31st December, 2003	116,047	50,677	20,468	187,192
Aggregate depreciation:				
At 1st January, 2003	–	11,728	13,678	25,406
Provided during the year	–	1,455	1,642	3,097
Provision for impairment of assets (note 3)	–	1,591	99	1,690
Disposals	–	(585)	(3,286)	(3,871)
Disposal of subsidiary undertakings (note 30)	–	–	(211)	(211)
Exchange differences	–	(582)	(685)	(1,267)
At 31st December, 2003	–	13,607	11,237	24,844
Net book value:				
At 31st December, 2003	116,047	37,070	9,231	162,348
At 1st January, 2003	126,518	36,383	8,374	171,275

Up to 31st December, 1999, freehold land, buildings and fixed plant (operating properties) were revalued by professionally qualified external valuers on an open market value for existing use basis. The last revaluation took place on 31st December, 1998. With effect from 1st January, 2000, the Wembley Group has retained these carrying values and treated them as the effective "historical cost" as permitted by the transitional rules of UK Financial Reporting Standard 15, "Tangible Fixed Assets".

13. Debtors – recoverable within one year

In thousands of pounds sterling	2003
Trade debtors	4,548
Other debtors	15,225
Prepayments and accrued income	1,768
	21,541

Other debtors recoverable within one year include both the final amounts receivable on the sales of Wembley (London) Limited (£13.9 million net of the associated fair value discount of £0.4 million) and Wembley Sports Arena Limited (£0.6 million).

14. Creditors: amounts falling due within one year

In thousands of pounds sterling	2003
Bank loan	3,628
Trade creditors	2,734
Other creditors including taxation and social security	2,661
Accruals and deferred income	4,374
	13,397
Other creditors including taxation and social security comprise:	
Corporation tax	84
Social security and other taxes	942
Other creditors	1,635
	2,661

15. Derivatives

The Wembley Group's treasury policy is to manage financial risks that arise in relation to underlying business needs. It is the Wembley Group's policy not to trade in financial instruments nor to enter into speculative transactions. As permitted by UK Financial Reporting Standard 13, "Derivatives and Other Financial Instruments", the disclosures below do not include short-term debtors and creditors other than in relation to currency assets and liabilities.

Interest rate risk

	2003		
In thousands of pounds sterling	Floating rate	Non-Interest Bearing	Total
Financial liabilities			
Currency			
UK sterling	3,628	931	4,559

At 31st December, 2003, floating rate financial liabilities of £3.6 million comprise a bank loan only. All floating rate financial liabilities bear interest at rates based on the Bank of England base rate.

Non-interest bearing financial liabilities comprise "Provisions for liabilities and charges – provisions for onerous contracts" (note 18).

Financial assets

	2003		
In thousands of pounds sterling	Floating rate	Non-interest Bearing	Total
Currency:			
UK sterling	17,291	–	17,291
US dollars	5,365	–	5,365
Total	22,656	–	22,656

Foreign currency risk

The Wembley entity balance sheet includes cash balances of £30,000 denominated in US dollars. No other Wembley Group companies maintain balances with third parties denominated in currencies other than their functional currency.

Liquidity risk

In thousands of pounds sterling	Borrowings	Other	2003 Total
Maturity of the Wembley Group's financial liabilities:			
In one year or less or on demand	3,628	284	3,912
In more than one year but not more than two years	–	100	100
In more than two years but not more than five years	–	300	300
In more than five years	–	247	247
	3,628	931	4,559

Fair values of financial assets and liabilities

In thousands of pounds sterling	2003 Book value	Fair value
Cash	6,736	6,736
Short-term deposits	15,920	15,920
Bank loan	(3,628)	(3,628)
Provisions for onerous contracts	(931)	(931)
	18,097	18,097

16. Borrowings and banking facilities

In thousands of pounds sterling	2003
Bank loan	(3,628)
Cash and short-term deposits	22,656
Net cash	19,028

Barclays Bank plc, the Wembley Group's clearing bank, provide a £5 million overdraft facility. This is renewed annually. Interest is payable at variable interest rates based on the Bank of England base rate.

Barclays Bank plc also provide a five-year unsecured revolving credit facility of £40 million, with a margin of LIBOR plus 0.6 per cent. This facility expires on 17th January, 2007.

17. Deferred taxation

In thousands of pounds sterling	
At 1st January, 2003	5,719
Acquisition of subsidiary undertakings	114
Provided in the year	297
Exchange rate movements	(601)
Deferred tax provision at 31st December, 2003	5,529

In thousands of pounds sterling	
Analysis of deferred tax by type of difference:	
Capital allowances in advance of depreciation	5,768
Other timing differences	(239)
Deferred tax provision at 31st December, 2003	5,529

No provision has been made for the potential liability to taxation, estimated at £27.0 million in respect of chargeable gains which would arise on the disposal of the intangible assets and operating assets of the Wembley Group at the net book value shown in these Accounts as there are no binding agreements to sell any of these assets.

18. Provision for liabilities and charges

In thousands of pounds sterling	2003
Deferred taxation (note 17)	5,529
Provision for onerous contracts (see below)	931
	6,460

Provisions for onerous contracts

In thousands of pounds sterling	
At 1st January, 2003	915
Released during the year	(134)
Provided during the year	150
At 31st December, 2003	931

Provisions for onerous contracts primarily relate to guarantees given in respect of properties of former subsidiaries. The amount released during the year relates to a reduction in the assessment of future obligations.

19. Share capital

	Authorised		Allotted, called up & fully paid	
Ordinary shares of £1 each	No. ('000)	£'000	No. ('000)	£'000
At 1st January, 2003	73,812	73,812	34,477	34,477
Issue of shares on exercise of options	–	–	185	185
At 31st December, 2003	73,812	73,812	34,662	34,662

During 2003, certain senior executives exercised executive share scheme options over the following ordinary shares of Wembley: 68,982 shares at £3.405 per share, 9,199 shares at £3.65 per share; 13,272 shares at £4.05 per share; and 36,946 shares at £5.50 per share.

Options over 1,163,557 ordinary shares have been granted and remain outstanding at 31st December, 2003. These options are normally exercisable between three and ten years following the date of grant as shown below:

No. of options	Exercise date	Exercise price (£)
76,388	26th September, 1998	2.880
68,733	15th March, 1999	3.650
104,383	27th February, 2000	4.050
100,000	2nd September, 2001	3.250
65,373	14th April, 2002	3.405
170,350	17th March, 2003	5.500
253,898	2nd March, 2004	6.150
13,440	16th August, 2004	6.975
244,425	5th March, 2005	6.560
66,567	19th August, 2005	6.685

During 2003, employees of the Wembley Group exercised Sharesave Scheme options over 56,535 ordinary shares of Wembley. Under the Sharesave Scheme, options over a total of 102,012 ordinary shares remain as at 31st December, 2003. These are exercisable within a six-month period either three or five years after the date of grant (except where this date has been extended as a result of a contribution holiday) as shown below:

5 year schemes

No. of options	Exercise date	Exercise price (£)
9,936	1st July, 2004	2.885
9,381	1st June, 2005	4.280
26,119	1st June, 2006	4.960
13,453	1st June, 2007	6.100
35,273	1st June, 2008	4.320

3 year schemes

No. of options	Exercise date	Exercise price (£)
3,678	1st June, 2004	5.580
2,154	1st June, 2005	6.865
2,018	1st June, 2006	4.860

20. Reserves

In thousands of pounds sterling	Share premium account	Revaluation reserve	Capital redemption reserve	Profit and loss reserve
At 1st January, 2003	322	66,192	1,651	86,327
Retained profit for the year	–	–	–	10,834
Issue of shares (note 19)	545	–	–	–
Exchange differences	–	(4,871)	–	(7,635)
At 31st December, 2003	867	61,321	1,651	89,526

Negative goodwill of £11.0 million currently written off to reserves would be credited to the profit and loss account on disposal of the relevant subsidiary.

21. Reconciliation of shareholders' funds and movement on reserves

In thousands of pounds sterling	Share capital	Share premium account	Revaluation reserve	Capital redemption reserve	Profit and loss reserve	Equity shareholders' funds
At 1st January, 2003	34,477	322	66,192	1,651	86,327	188,969
Issue of shares on exercise of options	185	545	–	–	–	730
Retained profit for the year	–	–	–	–	10,834	10,834
Exchange differences	–	–	(4,871)	–	(7,635)	(12,506)
At 31st December, 2003	34,662	867	61,321	1,651	89,526	188,027

22. Obligations under non-cancellable operating leases

In thousands of pounds sterling	2003
Minimum payments due in the year to 31st December, 2004 under operating leases for plant and machinery to which the Wembley Group is committed (analysed between those years in which the commitment expires) are as follows:	
Within two to five years	274
Greater than five years	68
	342

23. Capital commitments

The Wembley Group had no forward commitments under uncompleted contracts for capital expenditure which have not been included in these Accounts.

In addition, Lincoln Park is (i) committed to the construction of a baseball and soccer field on the Lincoln Park property for the benefit of the local community at an estimated cost of around US$1.0 million; and (ii) required to upgrade the fire detection and prevention systems within the building following the introduction of new fire safety regulations in Rhode Island at an estimated cost of around US$7 million.

24. Contingent liabilities

In September, 2003, an indictment was issued against Lincoln Park Inc. and two Wembley executives following an investigation by a Federal Grand Jury into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleges that this constituted a conspiracy to influence improperly the actions of public officials. The Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. The allegations will be vigorously defended at trial. A date for the trial has yet to be announced and no provision has been made in these Accounts in relation to this indictment.

In January, 2004, agreement was reached with the US Attorney for Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment, the maximum aggregate fine that would be sought against it is US$8.0 million. This amount has now been transferred into an escrow account.

If Lincoln Park Inc. is ultimately convicted at trial then, in addition to a fine of up to US$8.0 million, there are likely to be some regulatory repercussions, probably in the form of the suspension, revocation or alteration of either or both of Lincoln Park Inc.'s video lottery and greyhound racing licences. In such circumstances, Wembley would request that new licences are granted to another Wembley Group company, possibly on a short-term or temporary basis and/or with additional operating conditions attached. However, such events could adversely affect the Group's ability to operate Lincoln Park at current levels and could result in the Group being obliged to sell the assets of Lincoln Park for amounts below those at which they are currently stated in the Accounts.

Part II of this document outlines the principal terms of a recommended cash acquisition of Wembley plc by BLB Worldwide Acquisition, Inc. As part of this, the video lottery and greyhound racing licences would be transferred away from Lincoln Park Inc., which itself would then only be exposed to a possible fine of up to a maximum of US$8.0 million.

In 1998, the Provisional Urban Council of Hong Kong, having terminated Wembley's contract for the management of the Hong Kong Stadium, filed a claim in the High Court of Hong Kong (SAR) against Wembley for a declaration that the said contract was lawfully terminated and damages for breach of contract. The Board was of the opinion that the claim was wholly without foundation and as such, the Wembley Group has defended the claim and counterclaimed for a declaration that the contract was unlawfully terminated and damages for breach of contract. As at the date of termination of the management contract, the ten-year contract for the management of this stadium was in its fifth year and had, to that date, earned Wembley approximately £1.2 million.

The claim and counterclaim were heard in a trial in Hong Kong that began in December, 2003 and concluded in January, 2004. In March, 2004, the presiding judge found in favour of Wembley, awarding both damages and costs to Wembley. Damages have been assessed at the equivalent of £1.5 million. The assessment of costs is still outstanding. An appeal against the judgement can be lodged up until 19th May, 2004.

Guarantees of £0.3 million relating to the leases of former Wembley Group companies have been given (2002: £0.3 million).

25. Reconciliation of operating profit to net cash inflow from operating activities

In thousands of pounds sterling	2003
Operating profit	27,068
Depreciation	4,787
Amortisation of goodwill	53
Loss on sale of tangible fixed assets	72
Increase in debtors	(536)
Decrease in creditors	(2,183)
Net cash inflow from operating activities	29,261

26. Analysis of cash flows for headings netted in the cash flow statement

In thousands of pounds sterling	2003
Returns on investments and servicing of finance:	
Interest paid	(100)
Interest received	160
Net cash inflow from returns of investment and servicing of finance	60
Taxation:	
Corporation tax paid	(373)
Overseas tax paid	(12,594)
Net cash outflow from tax paid	(12,967)
Capital expenditure and financial investment:	
Proceeds from disposal of tangible fixed assets	19
Purchase of tangible fixed assets	(5,393)
Net cash outflow from capital expenditure and financial investment	(5,374)
Acquisitions and disposals:	
Net proceeds from sale or termination of businesses	15,474
Net cash sold with subsidiary undertakings	(86)
Cash acquired with subsidiary undertaking	114
Payments in relation to termination of discontinued business	(598)
Payments in relation to proposed acquisition of Wembley plc	(518)
Payments in relation to acquisition of subsidiary undertaking	(4,341)
Net cash inflow from acquisitions and disposals	10,045
Management of liquid resources:	
Cash placed on short-term bank deposits	(14,762)
Financing:	
Shares issued under share option schemes	730
Loans drawn	3,974
Net cash inflow from financing	4,704

27. Analysis of movements in net funds

In thousands of pounds sterling	At 1st January, 2003	Cash flow	Exchange movements	At 31st December, 2003
Cash	4,757	2,541	(562)	6,736
Overdraft	(2,026)	2,026	–	–
Increase in cash in the period	–	4,567	–	–
Short-term bank deposits	1,158	14,762	–	15,920
Bank loan repayable within one year	–	(3,974)	346	(3,628)
	3,889	15,355	(216)	19,028

Short-term bank deposits are aggregated with the Cash amount and are included in the balance sheet within "Cash at bank and in hand".

28. Pensions

The Wembley Group operates a pension scheme for its UK employees called The Wembley 1989 Pension Scheme. The scheme was established on 1st June, 1989 and is a defined benefit pension scheme based on final pensionable pay. Its assets are held separately from those of the Wembley Group, being invested with insurance companies. The scheme was closed to new entrants with effect from 31st December, 2000, at which time a Wembley Group Personal Pension Plan was introduced.

Contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Wembley Group. Contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit method.

The contribution rate for the year ended 31st December, 2003 was 50 per cent., as recommended in the 6th April, 2002 valuation. This was designed to reduce the deficiency at that point over the expected remaining working lives of the members. It is expected that this rate will continue through until the next actuarial valuation. The assumptions that had the most significance on the valuation were: the rate of inflation (3 per cent.), increase in members earnings (4.5 per cent.), the overall yield earned on the fund before retirement (6.5 per cent.), and the rate of interest available at retirement (5.0 per cent.). The valuation showed that the value of the scheme's assets at that date was £21,414,000 and that the actuarial value of those assets represented 74 per cent. of the benefits that had accrued to members. The UK pension charge for the year, which arises both in relation to this defined benefit scheme and all other UK schemes was £906,000. Pension costs relating to foreign defined contribution schemes have been determined in accordance with local best practice and amounted to £781,000.

FRS 17 disclosures for the year ended 31st December, 2003

In accordance with the transitional arrangements of UK FRS 17, "Retirement Benefits", the following disclosures are required:

The Wembley Group operates a defined benefit scheme in the UK. An actuarial valuation was carried out at 31st December, 2003 by a qualified independent actuary using the projected unit method. The major assumptions used by the actuary were:

Rate of increase in salaries	4.25%
Discount rate	5.40%
Rate of increase in pensions in payment	3.00%
Inflation	3.00%

The assets in the scheme and the expected rate of return were:

In thousands of pounds sterling, except percentage	Long-term rate of return expected at 31st December, 2003	Value at 31st December, 2003
Equities	8.0%	9,173
Bonds	5.0%	2,135
Secured pensions	5.4%	9,078
Cash	4.0%	2,074
		22,460

The following amounts at 31st December, 2003 were measured in accordance with the requirements of FRS 17.

In thousands of pounds sterling	2003
Total market value of assets	22,460
Present value of scheme liabilities	(30,637)
Deficit in the scheme	(8,177)
Related deferred tax asset	2,453
Net FRS 17 pension deficit	(5,724)

If the above amounts had been recognised in the financial statements, the Wembley Group's net assets and profit and loss reserve at 31st December, 2003 would have been as follows:

In thousands of pounds sterling	2003
Net assets excluding FRS 17 pension deficit	188,027
FRS 17 pension deficit	(5,724)
Net assets including FRS 17 pension deficit	182,303
Profit and loss reserve excluding FRS 17 pension deficit	89,526
FRS 17 pension deficit	(5,724)
Profit and loss reserve including FRS 17 pension deficit	83,802

An analysis of the defined benefit cost for the year ended 31st December, 2003 is as follows:

Analysis of movements in deficit in the year:

In thousands of pounds sterling	
At 1st January, 2003	(8,978)
Current service cost	(422)
Other finance costs	(316)
Actuarial gain	659
Gain on settlements/curtailments	249
Employer contributions (net of charges)	631
At 31st December, 2003	(8,177)

In thousands of pounds sterling	2003
Amount charged to operating profit – current service cost	(422)

In thousands of pounds sterling	2003
Expected return on pension scheme assets	1,267
Interest on pension scheme liabilities	(1,583)
Total charged to other finance costs	(316)

In thousands of pounds sterling	2003
Actual return less expected return on pension scheme assets	834
Experience gains arising on scheme liabilities	71
Loss arising from changes in actuarial assumptions	(246)
Actuarial gain recognised in the Statement of total recognised gains and losses	659

History of experience gains and losses:

In thousands of pounds sterling	2003	% of scheme assets/ liabilities
Difference between expected return and actual return on pension scheme assets	834	+3.7%
Experience gains arising on scheme liabilities	71	+0.2%
Total actuarial gain recognised in the Statement of total recognised gains and losses	659	+2.2%

29. Acquisition

On 27th May, 2003, the UK gaming division (in the form of GRA Limited) purchased the entire issued share capital of Perry Barr Greyhound Racing Club Limited (**Perry Barr**), the operator of the Perry Barr Greyhound Stadium in Birmingham. The purchase was satisfied by cash of £4.2 million.

An independent valuation of the net assets purchased was undertaken upon acquisition, resulting in a £1.9 million fair value adjustment being recognised in respect of the tangible fixed assets. Goodwill arising from the acquisition has been capitalised and is being amortised over its presumed useful economic life of 20 years.

The Wembley Group results include a net £0.3 million profit before tax from Perry Barr since acquisition.

Analysis of the acquisition

In thousands of pounds sterling	Book value	Fair value Adjustment	Fair value
Net assets at the date of acquisition:			
Tangible fixed assets	1,659	1,941	3,600
Stocks	17	–	17
Debtors	42	–	42
Cash	114	–	114
Creditors: amounts due within one year	(420)	–	(420)
Provisions for liabilities and charges	(114)	–	(114)
Net assets	1,298	1,941	3,239
Goodwill arising on acquisition			1,102
			4,341
Satisfied by:			
Cash			4,221
Costs associated with the acquisition			120
			4,341

30. Disposal

In February, 2003, Wembley agreed the sale of The Corporate Innovations Company Limited (note 3).

Analysis of disposal

In thousands of pounds sterling		
Proceeds:		
Cash	50	
Loan note	1,000	
		1,050
Less net assets sold:		
Fixed assets	(214)	
Debtors	(1,292)	
Cash	(86)	
Creditors	1,481	
		(111)
Proceeds less net assets sold		939
Remaining goodwill written off		(231)
Intercompany balance waived		(656)
Transaction costs		(35)
Provision against loan note		(1,000)
Provision against cash facility		(150)
Loss on disposal		(1,133)

31. Post balance sheet events

On 27th January, 2004, Wembley announced that agreement had been reached with the US Attorney in Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment issued on 9th September, 2003, the maximum aggregate fine that would be sought against it is US$8.0 million. This amount has since been transferred into an escrow account.

APPENDIX IV

Financial information relating to Kerzner

Nature of financial information

The consolidated balance sheets as of 31st December, 2003 and 31st December, 2002 and the consolidated statements of income and comprehensive income, cash flows and changes in shareowners' equity for each of the years in the three year period ended 31st December, 2003 relating to Kerzner have been extracted from the audited financial statements for each of these years as contained in Kerzner's annual report on Form 20-F for the year ended 31st December, 2003 filed with the SEC under the Exchange Act. Kerzner's accounting policies conform to United States generally accepted accounting principles.

Extracts from the audited financial statements for the three years ended 31st December, 2003

A. **Consolidated balance sheets**

The audited consolidated balance sheets of Kerzner International Limited as at 31st December, 2003 and 2002 are set out below.

	December 31	
In thousands of US dollars, except per share data	2003	2002 (as restated, see Note 2)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 60,232	$ 34,012
Restricted cash	1,445	4,842
Trade receivables, net	38,397	43,114
Due from affiliates	13,949	21,013
Inventories	10,418	8,969
Prepaid expenses and other assets	15,360	14,312
Total current assets	139,801	126,262
Property and equipment, net	1,154,004	1,112,375
Notes receivable	–	13,720
Due from affiliates – non-current	34,842	24,379
Deferred tax asset, net	10,473	6,119
Deferred charges and other assets, net	33,656	36,298
Investments in associated companies	83,152	75,886
Total assets	$ 1,455,928	$ 1,395,039
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 304	$ 275
Accounts payable and accrued liabilities	172,233	145,724
Capital creditors	4,639	1,538
Total current liabilities	177,176	147,537
Deferred revenue	14,652	18,028
Other long-term liabilities	7,290	2,697
Long-term debt, net of current maturities	417,220	497,756
Total liabilities	616,338	666,018
Commitments and contingencies (Note 23)		
Shareholders' equity:		
Ordinary shares, $.001 par value	37	35
Capital in excess of par	744,246	703,050
Retained earnings	268,411	196,839
Accumulated other comprehensive loss	(7,736)	(8,134)
Deferred compensation	(2,599)	–
	1,002,359	891,790
Treasury stock	(162,769)	(162,769)
Total shareholders' equity	839,590	729,021
Total liabilities and shareholders' equity	$ 1,455,928	$ 1,395,039

The accompanying notes are an integral part of these consolidated financial statements.

B. Consolidated statements of operations

The audited consolidated statements of operations of Kerzner International Limited for the three years ended 31st December, 2003 are set out below.

	For the Year Ended December 31,		
	2003	2002	2001
In thousands of US dollars, except per share data		(As restated, see Note 2)	
Revenues:			
Gaming	$ 138,587	$ 129,916	$ 188,907
Rooms	188,235	184,776	180,569
Food and beverage	130,879	131,377	128,392
Tour operations	40,790	41,063	36,348
Real estate related	–	–	9,771
TCA development and other fees	1,755	1,326	2,873
Management, development and other fees	13,422	10,396	9,410
Other revenues	68,424	65,618	57,939
Insurance recovery	2,819	1,100	2,000
Gross revenues	584,911	565,572	616,209
Less: promotional allowances	(23,579)	(22,210)	(40,773)
Net revenues	561,332	543,362	575,436
Cost and expenses:			
Gaming	63,283	63,746	96,431
Rooms	33,395	33,381	30,538
Food and beverage	89,502	88,560	86,495
Tour operations	35,406	36,767	32,041
Other operating expenses	85,175	81,116	89,146
Real estate related	–	–	2,865
Selling, general and administrative	100,837	91,460	89,064
Corporate expenses	37,260	29,227	25,106
Depreciation and amortization	55,782	55,486	51,010
Gain on replacement of damaged assets	(2,514)	–	–
Restructuring costs (reversal)	–	(1,000)	5,732
Pre-opening expenses	–	–	2,280
Gain on net assets held for sale	–	–	(2,232)
Cost and expenses	498,126	478,743	508,476
Relinquishment fees – equity earnings in TCA	33,960	30,041	24,263
Income from operations	97,166	94,660	91,223
Other income (expense):			
Interest income	3,394	3,419	5,301
Interest expense, net of capitalization	(29,264)	(39,104)	(60,375)
Equity in earnings (losses) of associated companies	(320)	(5,209)	2,210
Gain on settlement of territorial and other disputes	1,479	14,459	–
Loss on early extinguishment of debt	–	(20,525)	–
Other, net	(686)	60	–
Other expense, net	(25,397)	(46,900)	(52,864)

In thousands of US dollars, except per share data	2003	2002	2001
	For the Year Ended December 31,		
		(As restated, see Note 2)	
Income from continuing operations before provision for income taxes and minority interest	71,769	47,760	38,359
Provision for income taxes	(162)	(96)	(1,090)
Minority interest	(1,340)	–	–
Income from continuing operations	70,267	47,664	37,269
Income (loss) from discontinued operations, net of income tax effect	1,305	(8,061)	(4,608)
Net income	$ 71,572	$ 39,603	$ 32,661
Basic earnings per share:			
Income from continuing operations	$ 2.46	$ 1.71	$ 1.39
Income (loss) from discontinued operations	0.04	(0.29)	(0.18)
Earnings per share – basic	$ 2.50	$ 1.42	$ 1.21
Weighted average number of shares outstanding – basic	28,575	27,891	26,885
Diluted earnings per share:			
Income from continuing operations	$ 2.39	$ 1.67	$ 1.34
Income (loss) from discontinued operations	0.05	(0.28)	(0.17)
Earnings per share – diluted	$ 2.44	$ 1.39	$ 1.17
Weighted average number of shares outstanding – diluted	29,377	28,544	27,826

The accompanying notes are an integral part of these consolidated financial statements.

C. Statement of changes in shareholders' equity

The audited statements of changes in shareholders' equity of Kerzner International Limited for the three years ended 31st December, 2003, are set out below.

	Ordinary Shares								
In thousands of US dollars	Shares	Amount	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Deferred Compensation	Total Shareholders' Equity	Comprehensive Income (Loss) for the Period
Balance at 31st December, 2000, as originally reported	33,874 $	34 $	680,784 $	129,321 $	(5,543) $	(162,769) $	– $	641,827	
Prior period adjustment	–	–	–	(4,746)	–	–		(4,746)	
Balance at 31st December, 2000*	33,874	34	680,784	124,575	(5,543)	(162,769)	–	637,081	
Translation reserves	–	–	–	–	(3,010)	–	–	(3,010) $	(3,010)
Exercise of share options	556	–	7,930	–	–	–	–	7,930	–
Net income	–	–	–	32,661	–	–	–	32,661	32,661
Balance at 31st December, 2001*	34,430	34	688,714	157,236	(8,553)	(162,769)	–	674,662	29,651
Translation reserves	–	–	–	–	419	–	–	419	419
Exercise of share options	808	1	14,701	–	–	–	–	14,702	–
Repurchase of ordinary shares	(16)	–	(365)	–	–	–	–	(365)	–
Net income	–	–	–	39,603	–	–	–	39,603	39,603
Balance at 31st December, 2002*	35,222	35	703,050	196,839	(8,134)	(162,769)	–	729,021	40,022
Translation reserves	–	–	–	–	398	–	–	398	398
Exercise of share options	2,074	2	39,005	–	–	–	–	39,007	–
Repurchase of ordinary shares	(13)	–	(408)	–	–	–	–	(408)	–
Issuance of Restricted Share Awards	73	–	2,599	–	–	–	(2,599)	–	–
Net income	–	–	–	71,572	–	–	–	71,572	71,572
Balance at 31st December, 2003	37,356 $	37 $	744,246 $	268,411 $	(7,736) $	(162,769) $	(2,599) $	839,590 $	71,970

* Activity for the years ended 31st December, 2001 and 2002 and balances as of 31st December, 2000, 2001 and 2002 have been restated. See Note 2 – Restatement and Reclassification for further discussion of this restatement.

The accompanying notes are an integral part of these consolidated financial statements.

D. Group statements of cash flow

The audited consolidated cash flow statements of Kerzner International Limited for the three years ended 31st December, 2003, are set out below.

	For the Year Ended 31st December,		
	2003	2002	2001
In thousands of US dollars		*(As restated, see Note 2)*	
Cash flows from operating activities:			
Net income	$ 71,572	$ 39,603	$ 32,661
(Income) loss on discontinued operations, net of income tax effect	(1,305)	8,061	4,608
Loss on early extinguishment of debt	–	20,525	–
Depreciation and amortization	55,782	55,486	51,010
Amortization of debt issuance costs, premiums and discounts	1,217	1,868	4,202
Gain on net assets held for sale	–	–	(2,232)
Gain on insurance proceeds received for replaced assets	(2,514)	–	–
Loss on disposition of other assets	451	227	760
Equity in (earnings) losses of associated companies, net of dividends received	(3,646)	5,980	(2,021)
Provision for doubtful receivables	1,326	3,204	6,355
Deferred income tax benefit	(11,732)	(8,184)	(3,874)
Net change in working capital accounts:			
Restricted cash	75	101	30
Trade receivables	(619)	(8,754)	1,007
Due from affiliates	6,764	(5,166)	150
Inventories and prepaid expenses and other assets	(2,506)	(9,086)	5,275
Accounts payable and accrued liabilities	16,996	13,753	2,538
Net change in other balance sheet accounts:			
Deferred revenue	(3,376)	18,028	–
Deferred charges and other assets	785	(3,781)	(529)
Long-term liabilities	1,674	2,866	–
Other	1,199	158	2,107
Net cash provided by continuing operations	132,143	134,889	102,047
Cash provided by (used in) discontinued operations	523	(7,619)	(7,379)
Net cash provided by operating activities	132,666	127,270	94,668

In thousands of US dollars	For the Year Ended 31st December, 2003	2002 (As restated, see Note 2)	2001 (As restated, see Note 2)
Cash flows from investing activities:			
Payments for property and equipment, net of insurance proceeds received	$ (50,849)	$ (39,524)	$ (67,590)
Net proceeds from the sale of other assets	1,099	126	2,547
Acquisition of tour operator, net of cash acquired	1,384	–	–
Acquisition of assets from Club Méditerranée (Bahamas) Limited	(20,049)	–	–
Deposit and purchase of land and casino license	(6,147)	–	–
Purchase of notes receivable	–	(13,704)	–
Proceeds received from sale of Resorts Atlantic City, net	–	–	123,514
Proceeds received for repayment of notes receivable	13,409	18,018	12,000
Deposits received	1,250	4,500	–
Advances to affiliates, net of repayments	(12,053)	(258)	(8,695)
Acquisition of equity interest in associated companies	–	(40,812)	(3,768)
Deferred contract acquisition costs	(2,115)	(214)	–
Sale of debt and equity interest in the One&Only Kanuhura	1,464	–	–
Other	–	(278)	(432)
Net cash (used in) provided by investing activities	(72,607)	(72,146)	57,576
Cash flows from financing activities:			
Proceeds from exercise of share options	39,007	14,702	7,930
Proceeds from issuance of debt	–	206,000	200,000
Borrowings	29,600	111,000	103,500
Repurchase of ordinary shares	(408)	(365)	–
Debt issuance and modification costs	(140)	(4,665)	(8,805)
Early redemption of debt	–	(313,135)	–
Repayment of borrowings	(101,898)	(63,283)	(448,732)
Net cash used in financing activities	(33,839)	(49,746)	(146,107)
Increase in cash and cash equivalents	26,220	5,378	6,137
Cash and cash equivalents at beginning of period	34,012	28,634	22,497
Cash and cash equivalents at end of period	$ 60,232	$ 34,012	$ 28,634

Supplemental disclosure of cash flow and non-cash investing and financing activities:

In thousands of US dollars	For the Year Ended 31st December, 2003	2002 (As restated, see Note 2)	2001 (As restated, see Note 2)
Interest paid	$ 27,914	$ 37,586	$ 43,644
Income taxes paid	4,166	1,871	5,166
Promissory Note issued by Colony in connection with the Resorts Atlantic City Sale	–	–	17,500
Change in fair value of interest rate swap agreements	7,735	25,077	5,503
Equipment acquired under capital lease obligations	–	438	16
Note payable and taxes related to Club Méditerranée (Bahamas) Limited in connection with asset acquisition	18,500	–	–

The accompanying notes are an integral part of these consolidated financial statements.

Notes to consolidated financial statements

Note 1 – Organization and Basis of Presentation

Organization

Kerzner an international resort and gaming company, was incorporated in 1993 under the laws of the Commonwealth of The Bahamas. In these notes to consolidated financial statements, the words "Company," "we," "our" and "us" refer to Kerzner together with its subsidiaries as the context may require.

We are a leading developer and operator of premier destination resorts, luxury resort hotels and gaming properties worldwide. In our destination resort business, we own and operate the Atlantis, Paradise Island resort and casino complex (**Atlantis, Paradise Island**) located in The Bahamas. In our gaming business, we developed and earn revenue from the Mohegan Sun Casino located in Uncasville, Connecticut. Our gaming business also includes the costs associated with the potential development of a casino complex located in the greater London area and in Northampton, United Kingdom. In our luxury resort hotel business, we operate nine beach resorts at locations in Mauritius, the Maldives, Dubai, Mexico, and The Bahamas.

Prior to 25th April, 2001, we owned a resort and casino property in Atlantic City, New Jersey ("Resorts Atlantic City"), and we completed the sale of Resorts Atlantic City to an unaffiliated entity on 25th April, 2001. During 2002, we operated an Internet gaming venture through a subsidiary, Kerzner Interactive Limited ("Kerzner Interactive"). The operations of Kerzner Interactive were discontinued during the first quarter of 2003. As a result, the operating results of Kerzner Interactive for the years ended 31st December, 2002 and 2001 have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations.

Destination Resorts

The Bahamas

Through certain of our Bahamian subsidiaries, we own and operate Atlantis, Paradise Island, our flagship property. Atlantis, Paradise Island is an ocean-themed destination casino resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island features three interconnected hotel towers, the Royal Tower, the Coral Tower and the Beach Tower. Atlantis, Paradise Island also has a full service marina and an extensive marine environment that includes the world's largest open-air aquarium. We also own and operate a water plant and other improvements on Paradise Island.

In 1999, through one of our Bahamian subsidiaries, we formed a joint venture with Vistana, Inc., now known as Starwood Vacation Ownership (**Starwood Vacation**), a subsidiary of Starwood Hotels and Resorts Worldwide Inc. (**Starwood**), to develop a timeshare project on Paradise Island adjacent to Atlantis, Paradise Island (**Harborside at Atlantis**). Starwood Vacation and the Company each own a 50 per cent. interest in the joint venture. Construction was completed by February, 2001 and sales of the timeshare units began in May 2000. Our share of earnings (losses) from Harborside at Atlantis is included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations. In addition, we earn fees for marketing, administrative and development services provided to Harborside at Atlantis, which are included in management and other fees in the accompanying consolidated statements of operations.

On 27th May, 2003, we announced that we had reached a new Heads of Agreement with the Bahamian Government with respect to the Atlantis, Paradise Island expansion on Paradise Island (the **Phase III Expansion**). The Phase III Expansion is divided into two parts, (**Phase III-A** and **Phase III-B**). Phase III-A began in late 2003 and is expected to be completed in 2005. Phase III-B, if we determine to pursue this phase, would commence in late 2004 and would be expected to be completed in late 2006.

Dubai

On 22nd September, 2003, we announced that we have agreed to form a joint venture with Nakheel LLC, an entity owned by the Government of Dubai, to develop Atlantis, The Palm. The first phase is to include a resort and an extensive water theme park situated on prime beachfront. Atlantis, The Palm will be located on The Palm, Jumeirah, land reclamation project in Dubai, United Arab Emirates. The agreement provides for additional land available for future development.

Gaming

Connecticut

We own a 50 per cent. interest in, and are a managing partner of, Trading Cove Associates (**TCA**), a Connecticut general partnership that developed and, until 1st January, 2000, managed Mohegan Sun, a casino and entertainment complex in Uncasville, Connecticut. TCA managed Mohegan Sun from its opening in October, 1996 to 31st December, 1999 pursuant to a management agreement (the **Management Agreement**). In 1998, the Mohegan Tribe of Indians of Connecticut (the **Mohegan Tribe**) appointed TCA to develop a US$1.0 billion expansion of Mohegan Sun for a development fee of US$14.0 million. In addition, TCA and the Mohegan Tribe entered into an agreement (the **Relinquishment Agreement**) pursuant to which effective 1st January, 2000, TCA turned over management of Mohegan Sun to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, commencing 1st January, 2000, TCA receives payments of five per cent. of the gross revenues of Mohegan Sun for a 15-year period. For seven years beginning 1st January, 2000, TCA pays us the first US$5.0 million of the profits it receives each year pursuant to the Relinquishment Agreement as a priority payment prior to making *pro rata* distributions to its partners.

As noted above, in 1998, the Mohegan Tribe appointed TCA to develop its proposed expansion of the Mohegan Sun Casino pursuant to a development services agreement (the **TCA Development Agreement**). In turn, TCA subcontracted with an affiliate of the Company pursuant to a subcontract development services agreement (the **Subcontract Agreement**), which was later assigned to the Company. In consideration for the services to be provided under the Subcontract Agreement, TCA pays a fee to the Company. These fees are included within TCA development and other fees in the accompanying consolidated statement of operations. See Note 3 – Summary of Significant Accounting Policies – Revenue Recognition for further discussion.

We are one of two managing partners of TCA. All decisions of the managing partners require the concurrence of us and the other managing partner, Waterford Gaming, L.L.C. In the event of deadlock there are mutual buy-out provisions.

The Company's investment in TCA is reflected within investments in associated companies in the accompanying consolidated balance sheets. Equity earnings from TCA are reflected within relinquishment fees – equity earnings in TCA as a component of operating income in the accompanying consolidated statement of operations.

One&Only

In December, 2002, we began to operate and market certain of our luxury resort hotels which are managed and/or owned under the "One&Only" brand in connection with our corporate name change. One&Only emphasizes the uniqueness of each of the respective properties in the luxury resort market and consists of a collection of premier properties that primarily operate in the five-star, deluxe end of the resort market. These One&Only managed properties are located in The Bahamas, Mauritius, Dubai, Mexico and the Maldives. We also have three properties under development or renovation, which will be managed as One&Only properties, located in the Victoria & Alfred Waterfront in Cape Town, South Africa, the Kaafu Atoll in the Maldives and in Havana, Cuba. We currently market six of our nine luxury resorts under the One&Only brand.

We manage the resorts in Mauritius, Dubai, the Maldives and Mexico, under long-term management contracts and receive management fees based upon a percentage of the revenues and adjusted gross operating profits of these properties. Such amounts are included in

management and other fees in the accompanying consolidated statements of operations. Our share of earnings or losses from the properties resulting from our ownership interests in Mauritius, the Maldives, and Mexico are included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations.

The Bahamas

In Paradise Island, The Bahamas, we own and operate the One&Only Ocean Club, a high end luxury resort hotel. In 2000, we completed construction of an addition to the One&Only Ocean Club, as well as Dune, a beachfront restaurant operated by well-known restaurateur Jean-Georges Vongerichten. In addition, we completed the Tom Weiskopf-designed championship Ocean Club Golf Course and Clubhouse, which opened to the public in January, 2001. In connection with the Phase III Expansion, we are currently constructing three luxury villas which we expect to be completed by the summer of 2004.

Mauritius

In Mauritius, we manage and own interests in five beach resorts (**Mauritius Resorts**) including the One&Only Le Saint Géran Hotel, the One&Only Le Touessrok Hotel, La Pirogue, Le CoCo Beach and Sugar Beach Resort Hotel. Through 16th June, 2000, we owned a 22.8 per cent. interest in Sun Resorts Limited (**SRL**"), the company that owns the Mauritius Resorts. Effective 16th June, 2000, SRL issued additional shares of stock under a rights issue in which we did not exercise our rights, effectively reducing our ownership interest to 20.4 per cent. Additionally, during 2003 and 2002, La Pirogue and the One&Only Le Touessrok, respectively, went through a major redevelopment.

The Maldives

In the Maldives, located approximately 600 miles southwest of the southern tip of India, we manage the One&Only Kanuhura Resort & Spa (the **One&Only Kanuhura**), a luxury resort located on Kanuhura Island. Effective 1st August, 2001, we acquired a 25 per cent. ownership interest in Kanuhura for approximately US$3.8 million. Effective 1st January, 2003, we own a 20 per cent. interest in Kanuhura as we sold 20 per cent. of our interest in the One&Only Kanuhura to SRL. During 2002, we entered into management and development agreements for a luxury resort hotel to be constructed in The Maldives, on Medhufinolhu Island in the North Malé Atoll (**Kaafu Atoll**), that we expect to open in 2005.

See Note 16 – Related Party Transactions – Extension of Mauritius Management Contracts, for discussion of an agreement with SRL entered into in connection with the management of resorts in Mauritius and the Maldives.

Dubai

In Dubai, we manage the One&Only Royal Mirage. In December, 2002, we completed a major expansion of the One&Only Royal Mirage.

Mexico

In Mexico, we manage and own a 50 per cent. interest in the One&Only Palmilla Resort, a luxury resort located in Baja, Mexico near Cabo San Lucas. During 2002, we acquired our interest in the resort and entered into long-term management and development agreements for the property. In April 2003, the One&Only Palmilla Resort commenced an expansion project that increased the room count and significantly upgraded the amenities and public areas offered by the resort. The expansion was completed in early 2004 and was financed by the One&Only Palmilla Resort through local project financing, which is supported by a US$46.5 million guarantee from Kerzner, and, to a lesser extent, through subordinated advances from Kerzner. See Note 23 – Commitments and Contingencies.

New York

Through Kerzner New York, Inc. (**KNY**), a wholly owned subsidiary, we own 50 per cent. of Trading Cove New York, LLC (**TCNY**), a Delaware limited liability company. TCNY is managed by KNY and Waterford Development New York, LLC. In March, 2001, TCNY entered into a development services agreement (the **TCNY Development Agreement**) with the Stockbridge-Munsee band of Mohican Indians (**Stockbridge-Munsee Tribe**) for the development of a casino project (the **Catskill Project**) in the Catskill region of the State of New York (the **State**). The TCNY Development Agreement was amended and restated in February, 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State but is federally recognized and operates a casino on its reservation in Wisconsin. The Stockbridge-Munsee Tribe has land claim litigation pending in the US District Court for the Northern District of New York (the **Court**) against the State to recover lands within the state that it alleges were wrongfully taken from the tribe. The Court had stayed the litigation since April, 1995, but in July, 2003, the Court lifted the stay in an effort to advance the litigation. Presently, there are cross motions for summary judgment filed by the parties concerning procedural jurisdictional issues, which motions are being considered by the Court.

Pursuant to the TCNY Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Catskill Project. If the Catskill Project is approved, TCNY will earn a fee of 5 per cent. of revenues as compensation for these services, as defined in the Development Agreement, beginning with the opening of the Catskill Project and continuing for a period of twenty years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the **County**), of which approximately 333 acres are currently designated for the Catskill Project. In February, 2002, the Tribe filed a Land to Trust Application with the US Department of the Interior, Bureau of Indian Affairs (the **BIA**), for the Catskill Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

In October, 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes (Chapter 383 of the Laws of 2001). In January, 2002, a lawsuit was filed in the Supreme Court of the State of New York (the **Supreme Court**) (Index No. 719-02) by various plaintiffs against New York Governor George Pataki, the State of New York and various other defendants alleging that Chapter 383 of the Laws of 2001 violates the New York State Constitution. Motions to dismiss the litigation were filed in April, 2002. In July, 2003, the Supreme Court issued a ruling upholding the validity of Chapter 383 of the Laws of 2001. The plaintiffs have appealed that decision to the Appellate Division of the New York Supreme Court.

In January, 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Catskill Project.

The Catskill Project is contingent upon the receipt of numerous federal, state and local approvals by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. The State has yet to enter into negotiations with the Stockbridge-Munsee Tribe to settle the tribe's land claim nor has the State engaged in compact negotiations with the tribe to establish a casino in the State. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe or whether the project will be completed.

The Company's investment in TCNY is reflected within investments in associated companies in the accompanying consolidated balance sheets.

Note 2 – Restatement and Reclassifications

Subsequent to the issuance of its 31st December, 2002 consolidated financial statements, the Company determined that it was necessary to restate its consolidated financial statements as of 31st December, 2002 and for the two years then ended.

During 2003, the Company reviewed the accounting treatment with respect to the disposition of Resorts Atlantic City in 2001. The Company completed the sale of Resorts Atlantic City on 25th April, 2001 (see Note 4 – Business Acquisitions and Dispositions, Sale of Resorts Atlantic City in the accompanying notes to consolidated financial statements). The financial results of Resorts Atlantic City from the period 1st January, 2001 to 24th April, 2001 were previously excluded from our reported consolidated statement of operations for the year ended 31st December, 2001. In connection with the restatement, the accompanying consolidated statement of operations for the year ended 31st December, 2001 now includes Resorts Atlantic City's financial results from 1st January, 2001 to 24th April, 2001. The net loss incurred by Resorts Atlantic City for the period from 1st January, 2001 to 24th April, 2001 of US$4.9 million is included within the accompanying consolidated statement of operations together with a gain on net assets held for sale, resulting in no impact on consolidated net income for the year ended 31st December, 2001 from this adjustment.

The Company has also made certain reclassifications and adjustments related to its investment in TCA. As the Company accounts for its investment in TCA under the equity method of accounting, the Company has reclassified amounts related to its investment in TCA as of 31st December, 2002 and 2001 that had previously been included in deferred charges and other assets and due from affiliates-current to investment in associated companies in the accompanying consolidated balance sheets in order to properly state our investment in TCA. We record equity income from TCA in "relinquishment fees – equity earnings in TCA" as a component of operating income in the accompanying consolidated statements of operations. Amounts earned under the TCA Development Agreement are included in "TCA development and other fees" in the accompanying consolidated statements of operations. The Company has reclassified such amounts previously reported within management and other fees to relinquishment fees – equity earnings in TCA and TCA development and other fees due to the significance of the amounts earned from TCA and to reclassify the equity earnings from TCA from revenues to a component of operating income. In addition, during the years ended 31st December, 2002 and 2001, we made adjustments to relinquishment fees in order to properly state the amount of equity earnings from TCA as a result of the impact on our consolidated financial statements from the restatement of TCA's financial statements. The restatement of TCA's financial statements was announced on 21st May, 2003 and the primary effect of the restatement was to recognize as an expense certain contractual liabilities owed to its partners and their affiliates for prior services performed under contract. Such adjustments included a reclassification from amortization expense in order to properly state our earnings from TCA.

The Company has also made certain other adjustments and reclassifications to its historically reported consolidated balance sheets and statements of operations. With respect to the consolidated statements of operations, these other adjustments include reclassifying the Company's equity loss from TCNY from selling, general and administrative expenses to equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations for the year ended 31st December, 2001, adjustments made to selling, general and administrative expenses and corporate expenses in order to correct for the understatement of operating expenses, partially offset by a correction of bad debt expense.

Certain other balance sheet adjustments and reclassifications as of 31st December, 2002 and 2001 include the reclassification of certain employee notes receivable from trade receivables to deferred charges and other assets, the reclassification of certain affiliated receivables from trade receivables to due from affiliates, an adjustment to correct for the overstatement of the allowance for doubtful accounts, an adjustment to land to correct the carrying value of certain land improperly recorded at the time of land acquisition in 1996 and adjustments to accounts payable and accrued liabilities

primarily related to the elimination of certain liabilities originally established at the time of land acquisition in 1996.

The following table details the prior period cumulative effect on retained earnings, that was primarily a result of the under recording of depreciation expense and the effect of the adjustments on our consolidated financial statements from the TCA restatement.

Reconciliation of Accumulated Deficit

(in thousands of US dollars)	
Beginning retained earnings 31st December, 2000, as previously reported	$ 129,321
Prior period adjustment	(4,746)
Beginning retained earnings at 31st December, 2000, as restated	$ 124,575

The Company has made other reclassifications to its consolidated financial statements in addition to those resulting from the restatement. Other reclassifications include the reclassification of certain expenses from corporate expenses to selling, general and administrative expenses in order to conform to our 2003 presentation. Further, pursuant to the adoption of Statement of Financial Accounting Standards (SFAS) No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections", the Company has reclassified the US$20.5 million extraordinary loss related to the early extinguishment of our 8⅝ per cent. Senior Subordinated Notes and our 9 per cent. Senior Subordinated Notes recognized during the year ended 31st December, 2002 to other expense in the accompanying consolidated statements of operations.

Also, we have made certain changes with respect to our presentation of the operating results for Kerzner Interactive. During the first quarter of 2003, the Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive. The operating results of Kerzner Interactive for the years ended 31st December, 2002 and 2001 have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations based on the decision in the first quarter of 2003 to discontinue that business.

The consolidated financial statements for the years ended 31st December, 2002 and 2001 have been restated to incorporate these adjustments and reclassifications. The following tables are comparisons of the Company's consolidated balance sheet as of 31st December, 2002 and the consolidated statements of operations for the years ended 31st December, 2002 and 2001, as previously reported and as restated.

Consolidated balance sheet as at 31st December, 2002

In thousands of US dollars	As Previously Reported	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 34,012	$ –	$ 34,012
Restricted cash	4,842	–	4,842
Trade receivables, net	44,971	(1,857)(a)	43,114
Due from affiliates	28,042	(7,029)(b)	21,013
Inventories	8,969	–	8,969
Prepaid expenses and other assets	14,312	–	14,312
Total current assets	135,148	(8,886)	126,262
Property and equipment, net	1,128,375	(16,000)(c)	1,112,375
Notes receivable	13,720	–	13,720
Due from affiliates – non-current	24,379	–	24,379
Deferred tax asset, net	6,119	–	6,119
Deferred charges and other assets, net	35,098	1,200(d)	36,298
Investment in associated companies	66,939	8,947(e)	75,886
Total assets	$ 1,409,778	$ (14,739)	$ 1,395,039
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current maturities of long-term debt	$ 275	$ –	$ 275
Accounts payable and accrued liabilities	156,171	(10,447)(f)	145,724
Capital creditors	1,538	–	1,538
Total current liabilities	157,984	(10,447)	147,537
Deferred revenue	18,028	–	18,028
Other long-term liabilities	2,697	–	2,697
Long-term debt, net of current maturities	497,756	–	497,756
Total liabilities	676,465	(10,447)	666,018
Shareholders' equity:			
Ordinary shares, $.001 par value	35	–	35
Capital in excess of par	703,050	–	703,050
Retained earnings	201,131	(4,292)(g)	196,839
Accumulated other comprehensive loss	(8,134)	–	(8,134)
	896,082	(4,292)	891,790
Treasury stock	(162,769)	–	(162,769)
Total shareholders' equity	733,313	(4,292)	729,021
Total liabilities and shareholders' equity	$ 1,409,778	$ (14,739)	$ 1,395,039

(a) Amount relates to the reclassification of certain employee notes receivable to deferred charges and other assets as a result of the long-term nature of these notes receivable, certain amounts related to Harborside at Atlantis, reclassified to due from affiliates in order to properly classify this as an affiliated receivable and an adjustment to correct for the overstatement of the allowance for doubtful accounts.

(b) Amount relates to the reclassification of TCA relinquishment fees from due from affiliates to investment in associated companies in order to properly state our investment in TCA, the reclassification of amounts due from Harborside at Atlantis as discussed in (a) and an adjustment to correct for the overstatement of an allowance on an amount due from an affiliate.

(c) Amount reflects the correction of the carrying value of certain land improperly recorded at the time of land acquisition in 1996.

(d) Amount relates to the reclassification of certain employee notes receivable from trade receivables, net as a result of the long-term nature of these notes receivable and the reclassification of amounts related to TCA from deferred charges and other assets, net in order to properly state our investment in TCA.

(e) Amount relates to the reclassification of amounts related to TCA from deferred charges and other assets, net, as discussed in (d) and from due from affiliates as discussed in (b) in order to properly state our investment in TCA.

(f) Amount primarily relates to the elimination of certain liabilities improperly established at the time of land acquisition in 1996.

(g) The following table describes the components of the cumulative effect on retained earnings (in thousands of U.S. dollars):

Cumulative beginning retained earnings adjustment at 1st January, 2001	$ (4,746)
2001 net income adjustments	1,005
2002 net income adjustments	(551)
	$ (4,292)

B. Consolidated statement of operations for the year ended 31st December, 2002

In thousands of US dollars except per share data	As Previously Reported	Restatement Adjustments	Discontinued Operations, SFAS 145 and Reclass-ifications	As Restated
Revenues:				
Gaming	$ 130,669	$ –	$ (753)(a)	$ 129,916
Rooms	184,776	–	–	184,776
Food and beverage	131,377	–	–	131,377
Tour operations	41,063	–	–	41,063
TCA development and other fees	–	–	1,326(b)	1,326
Management and other fees	41,305	–	(30,909)(b)	10,396
Other revenues	65,618	–	–	65,618
Insurance recovery	1,100	–	–	1,100
Gross revenues	595,908	–	(30,336)	565,572
Less: promotional allowances	(22,210)	–	–	(22,210)
Net revenues	573,698	–	(30,336)	543,362
Cost and expenses:				
Gaming	65,644	–	(1,898)(a)	63,746
Rooms	33,381	–	–	33,381
Food and beverage	88,560	–	–	88,560
Tour operations	36,767	–	–	36,767
Other operating expenses	80,888	228(e)	–	81,116
Selling, general and administrative	92,916	1,176(c)	4,050(f) (6,682)(a)	91,460
Corporate expenses	32,964	313(c)	(4,050)(f)	29,227
Depreciation and amortization	56,306	(480)(d)	(340)(a)	55,486
Restructuring reversal	(1,000)	–	–	(1,000)
Cost and expenses	486,426	1,237	(8,920)	478,743

In thousands of US dollars except per share data	As Previously Reported	Restatement Adjustments	Discontinued Operations, SFAS 145 and Reclass-ifications	As Restated
Relinquishment fees – equity earnings in TCA	–	458(b)	29,583(b)	30,041
Income (loss) from operations	87,272	(779)	8,167	94,660
Other income (expense):				
Interest income	3,525	–	(106)(a)	3,419
Interest expense, net of capitalization	(39,104)	–	–	(39,104)
Equity in losses of associated companies	(5,209)	–	–	(5,209)
Gain on settlement of territorial and other disputes	14,459	–	–	14,459
Loss on early extinguishment of debt	–	–	(20,525)(g)	(20,525)
Other, net	(168)	228(e)	–	60
Other expense, net	(26,497)	228	(20,631)	(46,900)
Income (loss) from continuing operations before provision for income taxes	60,775	(551)	(12,464)	47,760
Provision for income taxes	(96)	–(h)	–	(96)
Income (loss) from continuing operations	60,679	(551)	(12,464)	47,664
Extraordinary loss on early extinguishment of debt, net of income tax Effect	(20,525)	–	20,525(g)	–
Loss from discontinued operations, net of income tax effect	–	–	(8,061)(a)	(8,061)
Net income (loss)	$ 40,154	$ (551)	$ –	$ 39,603
Basic earnings per share				
Income from continuing operations	$ 2.18			$ 1.71
Extraordinary loss on early extinguishment of debt	(0.74)			–
Loss from discontinued operations	–			(0.29)
Earnings per share – basic	$ 1.44			$ 1.42
Weighted average number of shares outstanding – basic	27,891			27,891

In thousands of US dollars except per share data	As Previously Reported	Restatement Adjustments	Discontinued Operations, SFAS 145 and Reclass-ifications	As Restated
Diluted earnings (loss) per share				
Income (loss) from continuing operations	$ 2.13			$ 1.67
Extraordinary loss on early extinguishment of debt	(0.72)			–
Loss from discontinued operations	–			(0.28)
Earnings per share – diluted	$ 1.41			$ 1.39
Weighted average number of shares outstanding – diluted	28,544			28,544

(a) In connection with the discontinuation of Kerzner Interactive during the first quarter of 2003, the Company has reclassified its results of operations, including US$0.8 million and US$1.9 million of gaming revenue and expenses, respectively, for the year ended 31st December, 2002 to loss from discontinued operations. In addition, US$6.7 million of selling, general and administrative expenses, US$0.3 million of depreciation and amortization and US$0.1 million of interest income have been reclassified to loss from discontinued operations, net of income tax effect.

(b) Reclassification of US$29.6 million of relinquishment fees – equity earnings in TCA, US$1.3 million of development and other fees earned from TCA to segregate these fees from management and other fees due to the significance of the amounts earned from TCA and to reclassify the equity in earnings from TCA from revenues to a component of operating income. In addition, an adjustment of US$0.5 million is reflected in order to properly state the amount of equity earnings in TCA earned as a result of the impact on our consolidated financial statements from the TCA restatement.

(c) Amounts represent adjustments to selling, general and administrative expenses and corporate expenses in order to correct for the understatement of operating expenses partially offset by a correction of bad debt expense.

(d) Amount represents a US$0.5 million reduction to amortization expense in order to properly state our investment in TCA as a result of the restatement of TCA.

(e) Amount represents adjustment to appropriately classify loss on sale of fixed assets from other expense, net to other operating expenses.

(f) Amount represents the reclassification of certain expenses from corporate expenses to selling, general and administrative expenses which have been made to conform to our 2003 presentation.

(g) Reclassification of the extraordinary loss on early extinguishment of our 8⅝ per cent. Senior Subordinated Notes and our 9 per cent. Senior Subordinated Notes from extraordinary loss to other expense in connection with the adoption of SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" in the first quarter of 2003. The applicable net income tax effect was US$0.

(h) There was no impact on income taxes due to the effect of the above adjustments.

C. Consolidated statement of operations for the year ended 31st December, 2001

In thousands of US dollars except per share data	As Previously Reported	Resorts International Hotel, Inc. Results 1st Jan, 2001 to 24th April, 2001(a)	Restatement Adjustments	Discontinued Operations and Reclassifications	As Restated
Revenues:					
Gaming	$ 116,490	$ 72,417	$ –	$ –	$ 188,907
Rooms	176,573	3,996	–	–	180,569
Food and beverage	121,415	6,977	–	–	128,392
Tour operations	36,348	–	–	–	36,348
Real estate related	9,771	–	–	–	9,771
TCA development and other fees	–	–	–	2,873(b)	2,873
Management and other fees	36,806	–	–	(27,396)(b)	9,410
Other revenues	56,416	1,523	–	–	57,939
Insurance recovery	2,000	–	–	–	2,000
Gross revenues	555,819	84,913	–	(24,523)	616,209
Less: promotional allowances	(22,778)	(17,995)	–	–	(40,773)
Net revenues	533,041	66,918	–	(24,523)	575,436
Cost and expenses:					
Gaming	60,444	35,987	–	–	96,431
Rooms	29,625	913	–	–	30,538
Food and beverage	82,856	3,639	–	–	86,495
Tour operations	32,041	–	–	–	32,041
Other operating expenses	80,094	8,292	760(e)	–	89,146
Real estate related	2,865	–	–	–	2,865
Selling, general and administrative	80,206	10,492	(785)(c) (849)(i)	–	89,064
Corporate expenses	25,106	–	–	–	25,106
Depreciation and amortization	51,490	5,325	(5,805)(d)	–	51,010
Restructuring costs	5,732	–	–	–	5,732
Pre-opening expenses	6,904	–	–	(4,624)(f)	2,280
Gain on net assets held for sale	–	–	(2,232)(g)	–	(2,232)
Cost and expenses	457,363	64,648	(8,911)	(4,624)	508,476
Relinquishment fees – equity earnings in TCA	–	–	(260)(b)	24,523(b)	24,263
Income from operations	75,678	2,270	8,651	4,624	91,223
Other income (expense):					
Interest income	7,471	510	(2,664)(h)	(16)(f)	5,301
Interest expense, net of capitalization	(52,702)	(7,673)	–	–	(60,375)
Equity in earnings (losses) of associated companies	3,059	–	(849)(i)	–	2,210
Other, net	(760)	–	760(e)	–	–
Other expense, net	(42,932)	(7,163)	(2,753)	(16)	(52,864)
Income (loss) from continuing operations before provision for income taxes	32,746	(4,893)	5,898	4,608	38,359
Provision for income taxes	(1,090)	–	–(k)	–	(1,090)
Income from continuing operations	31,656	(4,893)	5,898	4,608	37,269

In thousands of US dollars except per share data	As Previously Reported	Resorts International Hotel, Inc. Results 1st Jan, 2001 to 24th April, 2001(a)	Restatement Adjustments	Discontinued Operations and Reclassifications	As Restated
Loss from discontinued operations, net of income tax effect	–	–	–	(4,608)(f)	(4,608)
Net income (loss)	$ 31,656	$ (4,893)(j)	$ 5,898	–	$ 32,661
Basic earnings per share:					
Income from continuing operations	$ 1.18				$ 1.39
Loss from discontinued operations, net of income tax effect	–				(0.18)
Earnings per share – basic	$ 1.18				$ 1.21
Weighted average number of shares outstanding – basic	26,885				26,885
Diluted earnings per share:					
Income from continuing operations	$ 1.14				$ 1.34
Loss from discontinued operations, net of income tax effect	–				(0.17)
Earnings per share – diluted	$ 1.14				$ 1.17
Weighted average number of shares outstanding – diluted	27,826				27,826

(a) Amounts represent the operating results of Resorts International Hotel, Inc. (RIH) for the period from 1st January, 2001 to 24th April, 2001, as reported in Colony RIH Holdings, Inc.'s Form 10-K for the year ended 31st December, 2002, in order to reflect the sale of Resorts Atlantic City on 25th April, 2001. The Company previously reflected the sale as of 31st December, 2000. Following the closing of the transaction on 25th April, 2001, Colony RIH Holdings, Inc. became the indirect 100 per cent. owner of all of the capital stock of RIH, which owns and operates Resorts Atlantic City.

(b) Amount represents the reclassification of US$27.4 million of relinquishment fees – equity earnings in TCA, US$2.9 million of development and other fees earned from TCA to segregate these fees from management and other fees due to the significance of the amounts earned from TCA and to reclassify the equity in earnings from TCA revenues to a component of operating income. In addition, an adjustment of US$0.3 million is reflected in order to properly state the amount of equity earnings in TCA earned as a result of the impact on our consolidated financial statements from the TCA restatement.

(c) Amounts represent adjustments to selling, general and administrative expenses to correct for the overstatement of certain operating expenses.

(d) As Resorts Atlantic City was classified as an asset held for sale, the Company ceased depreciation and amortization of its long-lived assets as of 31st December, 2000, and accordingly, the expense is offset against the net loss incurred from the period 1st January, 2001 to 24th April, 2001. In addition, this amount includes a US$0.5 million reduction to amortization expense in order to properly state our investment in TCA as a result of the impact on our consolidated financial statements from the TCA restatement.

(e) Amount represents an adjustment to appropriately classify loss on sale of fixed assets from other expense, net to income from operations.

(f) In connection with the discontinuation of Kerzner Interactive during the first quarter of 2003, the Company has reclassified the results of operations of Kerzner Interactive, including US$4.6 million of pre-opening expenses and US$16 thousand of interest income, to loss from discontinued operations, net of income tax effect.

(g) Adjustment relates to the recording of the gain on net assets held for sale resulting from the inclusion of the operating results of RIH, as discussed in (a). The following table summarizes the components of the gain on net assets held for sale (in thousands of U.S. dollars):

Net loss of Resorts(j)	$	(4,893)
Depreciation and amortization(d)		5,325
Interest income(h)		(2,664)
Gain on net assets held for sale	$	(2,232)

(h) During the period 1st January, 2001 to 24th April, 2001, the Company recognized approximately US$2.7 million of interest income earned from Colony in connection with the sale of Resorts. This amount is offset against the net loss incurred by Resorts for the period from 1st January, 2001 to 24th April, 2001 and has reduced interest income as previously reported by Kerzner.

(i) Adjustment relates to the reclassification of Trading Cove New York equity in losses from selling, general and administrative expenses to equity in earnings (losses) of associated companies.

(j) Net loss of RIH from the period 1st January, 2001 to 24th April, 2001, as reported in Colony RIH Holding Inc.'s Form 10-K for the year ended 31st December, 2002.

(k) There was no impact on income taxes due to the effect of the above adjustments.

Note 3 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Kerzner and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates and assumptions also affect the reported amounts of revenues and costs and expenses during the reporting period. On a regular basis, management evaluates its estimates. Actual results could differ from those estimates.

We provide allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, we are required to make certain estimates and assumptions. Accruals for potential liabilities related to any lawsuits or claims brought against us, calculation of inventory reserves, fair values of financial instruments and guarantees, calculation of income tax liabilities and contingencies, valuation allowance on deferred tax assets and other liabilities require that we apply significant judgment in determining the appropriate assumptions for use in the calculation of financial estimates. We also must estimate the useful lives assigned to our assets. Actual results may differ from these estimates and assumptions.

Cash Equivalents and Restricted Cash

We consider all of our short-term money market securities purchased with original maturities of three months or less at the time of purchase to be cash equivalents. For all periods presented, restricted cash primarily relates to letters of credit for one of our tour operators and a certificate of deposit associated with our revolving credit facility.

Trade receivable and credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At 31st December, 2003, a substantial portion of the Company's receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of 31st December, 2003, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories

Inventories are carried at the lower of cost (on a first-in, first-out basis) or market value. Inventories consist primarily of food and beverages, operating supplies, retail and other items. Provisions are made, as necessary, to reduce excess or obsolete inventories to their estimated net realizable value.

Property and Equipment and Depreciation

Property and equipment are stated at cost and are depreciated over the estimated useful lives reported below using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the improvements.

Buildings	40 years
Land improvements	14 years
Furniture, machinery and equipment	3-10 years

Expenditures for renewals and betterments which increase the estimated useful life or capacity of the assets are capitalized; expenditures for repairs and maintenance are expensed when incurred. Gains or losses on dispositions of property and equipment are included in other operating expenses in the accompanying consolidated statements of operations.

Construction in progress relates to assets not yet placed in service and as such, are not currently being depreciated.

Long-Lived Assets

We review our long-lived assets and certain identifiable intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount which the carrying value exceeds fair value. We do not believe that any such changes have occurred except as a result of the Resorts Atlantic City Sale and the Atlantic City Option, as discussed in Note 4 – Business Acquisitions and Dispositions.

Deferred Charges and Other Assets

Deferred charges and other assets primarily consist of the fair value of our interest rate swaps, as discussed in Note 25 – Fair Value of Financial Instruments, and debt issuance costs, as discussed in Note 10 – Deferred Charges and Other Assets. The Company incurs discounts, structuring fees and other costs in connection with its issuance of debt and in connection with its amended credit facility. Debt issuance costs are capitalized when incurred and amortized to interest expense based on the anticipated debt maturities using the straight-line method, which approximates the effective interest method. Deferred compensation plan investments relate to assets held in a rabbi trust for our deferred compensation plan. This balance also includes long-term prepaid rent amounts relating to a lease entered into during 2002 in connection with the relocation of our office in Plantation, Florida and a deposit and direct costs incurred in connection with the acquisition of a casino license related to development projects in the United Kingdom.

Investments in Associated Companies

Investments in associated companies represent investments in which the Company maintains an interest in excess of 20 per cent. but less than or equal to 50 per cent. and has significant influence over the investees. These investments are accounted for in accordance with the equity method of accounting, under which each such investment is reported at cost plus the Company's proportionate share of the income or loss, less dividends received, of such investee since its acquisition. Equity in earnings (losses) of associated companies include such proportionate share of income or loss.

Goodwill

Effective 1st January, 2002, the Company adopted SFAS 142 "Goodwill and Other Intangible Assets" which resulted in the cessation of the amortization of goodwill. Prior to this date, our goodwill was amortized on a straight-line basis over 40 years. Goodwill related to certain investments in associated companies is included in the accompanying consolidated balance sheets and was US$7.9 million as of 31st December, 2003 and 2002. Equity in earnings of associated companies for the year ended 31st December, 2001 is net of US$0.3 million of amortization expense related to such goodwill. The table below illustrates what the impact to the consolidated statements of operations would have been if the provisions of SFAS 142 were applied to all periods presented.

	For the Year Ended 31st December,		
	2003	2002	2001
Net income, as reported	$ 71,572	$ 39,603	$ 32,661
Amortization of goodwill relating to investments in associated companies	–	–	300
Adjusted net income	$ 71,572	$ 39,603	$ 32,961

	For the Year Ended 31st December,		
Basic earnings per share:	2003	2002	2001
Earnings per share, as reported	$ 2.50	$ 1.42	$ 1.21
Amortization of goodwill relating to investments in associated companies	–	–	0.01
Adjusted earnings per share	$ 2.50	$ 1.42	$ 1.22

	For the Year Ended 31st December,		
Diluted earnings per share:	2003	2002	2001
Earnings per share, as reported	$ 2.44	$ 1.39	$ 1.17
Amortization of goodwill relating to investments in associated companies	–	–	0.01
Adjusted earnings per share	$ 2.44	$ 1.39	$ 1.18

Capital Creditors

Capital creditors represents amounts due to vendors for capital improvement and construction related projects.

Fair Value of Guarantees

In connection with the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), on 1st January, 2002 we recognize, at the inception of a guarantee, a liability equal to an estimate of the guarantee's fair value for the obligations we have undertaken in issuing a guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. See Note 23 – Commitments and Contingencies – Guarantees for fair value of guarantees recognized.

Accumulated Other Comprehensive Loss

Financial statements of foreign entities in which the Company maintains an investment are prepared in their respective local currencies and translated into US dollars at the current exchange rates for assets and liabilities and an average rate for the year for revenues and expenses. Net gains or losses resulting from the translation of foreign financial statements are charged or credited to the currency translation adjustment component of accumulated other comprehensive loss. Other comprehensive income (loss) have no tax impact as they relate to translation reserves on investments owned by foreign entities that are not subject to taxation.

Treasury Stock

Ordinary shares, which were repurchased and held in treasury, are stated at cost in the accompanying consolidated balance sheets.

Revenue Recognition

We recognize the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenues.

Hotel, food and beverage, and other operating revenues are recognized as services are performed. Advance deposits on rooms are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities until services are provided to the customer. The retail value of accommodations, food and beverage, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. (See **Promotional Allowances** below for further discussion.)

Revenues and expenses from tour operations include the sale of travel and leisure packages and are recognized at the time of departure. Amounts collected in advance from guests are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities until such amounts are earned.

Real estate related revenues from the sale of luxury home sites at Ocean Club Estates on Paradise Island are recognized upon delivery of the completed lots to the purchasers at closing. Deposits collected in advance of closing are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities.

TCA development and other fees include amounts earned from the TCA Development Agreement and certain guaranteed payments earned from TCA.

Based upon the nature and function of TCA as an entity existing for the purpose of collecting fees and remitting such fees to its partners, the Company includes relinquishment fees within relinquishment fees – equity earnings in TCA as a component of operating income in the accompanying consolidated statements of operations.

Revenue generated from construction services performed pursuant to the terms of the TCA Development Agreement and other development agreements is recognized on the percentage-of-completion basis in accordance with SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." The percent complete and the amount earned at the end of each accounting period is determined by the percentage of costs incurred at the end of each period pursuant to estimated total costs to complete the contract.

Management, development and other fees include amounts charged to unconsolidated affiliates for hotel management, executive management and project consulting and are recorded when earned.

Other revenues primarily represent incidental revenues generated from hotel operations at Atlantis, Paradise Island including the marina, the golf course, retail shops, and rental income from retail establishments located within the hotel. Other revenues also include the annual contribution payment related to a settlement with a majority shareholder. For additional information see Note 20 – Gain on Settlement of Territorial and Other Disputes.

Insurance recovery represents proceeds received for business interruption amounts relating to Hurricane Michelle, which are recorded when realized.

Promotional Allowances

On 1st January, 2001, the Company changed its method of accounting for customer incentives at Resorts Atlantic City to conform to Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (EITF 01-9). The impact of this adoption in 2001 was US$6.3 million of Resorts Atlantic City customer incentives being reclassified from gaming cost and expenses to promotional allowances and US$4.2 million of such customer incentives being reclassified from net gaming revenues to promotional allowances.

The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming cost and expenses as follows:

	For the Year Ended 31st December,		
	2003	2002	2001
Rooms	$ 2,363	$ 2,373	$ 5,209
Food and beverage	6,727	6,428	11,066
Other	441	426	1,359
	$ 9,531	$ 9,227	$ 17,634

Advertising Expense

We expense advertising costs as incurred. Advertising expense was US$16.1 million, US$15.8 million, and US$12.2 million for the years ended 31st December, 2003, 2002 and 2001, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Pre-Opening Expenses

Pre-opening expenses are charged to expense as incurred. For the year ended 31st December, 2001, pre-opening expenses were US$2.3 million and related to the expansion of the Ocean Club Golf Course on Paradise Island. During the years ended 31st December, 2003 and 2002, we did not incur any pre-opening expenses.

Foreign Currency

Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates. Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated financial statements. These amounts were not significant for the years ended 31st December, 2003, 2002 and 2001.

The financial statements of our equity method investees and certain subsidiaries are translated from their local currencies into US dollars using current and historical exchange rates. Translation adjustments resulting from this process are reported separately and accumulated as a component of accumulated other comprehensive income (loss) in shareholders' equity in the accompanying consolidated balance sheets. Upon sale or liquidation of our investments, the translation adjustment would be reported as part of the gain or loss on sale or liquidation.

Costs of Management and Development Agreements

The Company expenses any costs incurred relating to the pursuit of business acquisitions while the potential acquisition process is ongoing. Whenever the Company enters into a definitive agreement in connection with a management or development agreement, any direct incremental costs are deferred and amortized to expense over the period of the underlying agreements. Such costs are deferred only when the income on such contracts is expected to exceed the related costs incurred. Deferred contract acquisition costs are included in deferred charges and other assets in the accompanying consolidated balance sheets.

Capitalized Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When debt is not specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed capital. Capitalization of interest ceases when a project is substantially complete or construction activities are no longer underway. The amounts capitalized during the years ended 31st December, 2003, 2002 and 2001 were US$0.4 million, US$0.2 million and US$1.1 million, respectively.

Gain on Replacement of Damaged Assets

Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

Minority Interest

Effective 1st January, 2003, we entered into an agreement with SRL to form a new company for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives. SRL initially will own 20 per cent. of the new entity, to be known as One&Only (Indian Ocean) Management Limited (One&Only Management), and we will own the remaining 80 per cent.. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009 for no consideration, at which time SRL will own 50 per cent. of One&Only Management. As of and for the year ended 31st December, 2003, we have consolidated One&Only Management, with SRL's 20 per cent. interest in the operations of One&Only Management reflected as a minority interest in the accompanying consolidated statement of operations and a minority interest liability reflected within the accompanying 2003 consolidated balance sheet.

Income Taxes

We are subject to income taxes in certain jurisdictions in which we conduct business. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on prevailing tax laws of those jurisdictions.

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized.

Earnings Per Share Data

The following is a reconciliation of the shares used in our earnings per share computations (shares in thousands):

	For the Year Ended 31st December,		
In thousands of US dollars	2003	2002	2001
Weighted average shares used in basic computations	28,575	27,891	26,885
Dilutive stock options and restricted shares outstanding ..	802	653	941
Weighted average shares used in diluted computations ..	29,377	28,544	27,826

The net income amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying consolidated statements of operations. The effect of certain options and restricted shares was not included in the computation of diluted earnings per share in 2003, 2002 and 2001 because their effect would have been anti-dilutive. The number of options not included in the computation for the years 2003, 2002 and 2001 were 2.2 million, 1.3 million, and 2.0 million, respectively.

Stock-Based Compensation

We have elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as interpreted in FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for compensation under our stock option plans in lieu of the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 (SFAS 123).

Accordingly, we have not recognized any compensation expense for those stock options granted at option prices equal to the fair market value of the common stock at the date of grant. The fair value of options granted during 2003, 2002 and 2001 was estimated as of the respective dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions. The weighted average fair value of options granted in 2003, 2002 and 2001 was US$12.44, US$7.53, and US$9.64, respectively.

	For the Year Ended 31st December,		
	2003	2002	2001
Risk-free interest rate	3.2%	4.7%	4.7%
Expected volatility	37.2%	37.3%	37.3%
Expected life of options in years	4-5	4-5	4-5
Expected dividend yield	–	–	–

The following table illustrates the effect on net income and earnings per share if Kerzner had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	For the Year Ended 31st December,		
In thousands of US dollars	2003	2002	2001
Net income, as reported	$ 71,572	$ 39,603	$ 32,661
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3,699	6,448	10,051
Pro forma net income	$ 67,873	$ 33,155	$ 22,610
Earnings per share:			
Basic – as reported	$ 2.50	$ 1.42	$ 1.21
Basic – pro forma	$ 2.38	$ 1.19	$ 0.84
Diluted – as reported	$ 2.44	$ 1.39	$ 1.17
Diluted – pro forma	$ 2.31	$ 1.16	$ 0.81

Derivative Financial Instruments

The Company's derivatives consist of interest rate swap agreements used to manage the impact of interest rate changes on our long-term debt obligations and have been accounted for as fair value hedges in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133).

Reclassifications

Certain amounts included in the prior years consolidated financial statements have been reclassified to conform with the current year's presentation. See Note 2 – Restatement and Reclassifications for further discussion.

Recent Accounting Pronouncements

Consolidation of Variable Interest Entities

In December, 2003, the FASB issued revised Interpretation No. 46R, "Consolidation of Variable Interest Entities" (FIN 46R). This interpretation of Accounting Research Bulletin 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties which is provided through other interests that will absorb some or all of the expected losses of the entity, or (ii) the equity investors lack one or more of the following characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation of the risk of absorbing the expected losses. This interpretation applies immediately to variable interest entities created after 31st December, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.

The provisions of FIN 46R are required to be applied to an interest held in a variable interest entity, commonly referred to as a special purpose entity, at the end of the first reporting period ending after 15th December, 2003. Application to all entities is required in financial statements for periods ending after 15th March, 2004. We have determined that the One&Only Palmilla, in which we have a 50 per cent. equity interest, constitutes a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R as the related operating agreement contains a put option that, if exercised, would obligate us to purchase the remaining 50 per cent. of the entity, resulting in us being the primary beneficiary of the entity. We expect to consolidate the results of operations

of the One&Only Palmilla into our consolidated statements of operations for the quarter ended March, 2004.

See Note 4 – Business Acquisitions and Dispositions and Note 19 – Investments In and Equity in Earnings (Losses) in Associated Companies for more information on the One&Only Palmilla.

Note 4 – Business Acquisitions and Dispositions

Kerzner Interactive Disposition

Through a wholly owned subsidiary, the Company previously owned and operated Kerzner Interactive, an online Internet gaming site. Kerzner Interactive allowed play only in jurisdictions that permitted online gaming and, as these jurisdictions have become more restrictive in their acceptance of play, the market size has been reduced and competition has intensified. Without the potential for expansion into other markets, including the United States, the outlook for new business substantially decreased. As a result, during the first quarter of 2003, the Company discontinued the operations of Kerzner Interactive.

On 15th February, 2002, the Company entered into an agreement with Station Casinos, Inc. (**Station**), pursuant to which Station agreed to purchase a 50 per cent. interest in Kerzner Interactive. The companies later renegotiated the original agreement such that Station purchased an option from us in July, 2002 for US$4.5 million to buy a 50 per cent. interest in Kerzner Interactive. As of 31st December, 2002, the option payment is included within accounts payable and accrued liabilities in the accompanying consolidated financial statements. The Company and Station mutually agreed to terminate this transaction in January, 2003. As a result, the US$4.5 million non-refundable deposit was recognized as income during the first quarter of 2003 and was offset by net losses incurred while winding down the operations of the business, including the write-down of net assets and other associated costs.

The operating results of Kerzner Interactive for the years ended 31st December, 2002 and 2001 are as follows and have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations:

	For the Years Ended 31st December,		
In thousands of US dollars	2003	2002	2001
Revenues	$ –	$ 753	$ –
Expenses	(3,195)	(8,921)	(4,624)
Other income	4,500	107	16
Net income (loss)	$ 1,305	$ (8,061)	$ (4,608)

As of 31st December, 2003 and 2002, the assets and liabilities of Kerzner Interactive were as follows:

	31st December,	
In thousands of US dollars	2003	2002
Cash and cash equivalents	$ 260	$ 6,043
Restricted cash	–	3,322
Other current assets	–	427
Non-current assets	–	963
Current liabilities	78	8,838

World Leisure Holidays Acquisition

Effective 1st January, 2003, we acquired 100 per cent. of the voting equity interests of World Leisure Holidays, Inc. (**WLH**), a tour operator located in South Africa to support our One&Only business, particularly the SRL properties and the One&Only Kanuhura. We paid US$0.6 million to SRL to acquire WLH, which amount approximated both its fair value and net book value at the date of acquisition, resulting in the recognition of no goodwill. WLH results for the year ended 31st December, 2003 are included in the consolidated statement of operations. The pro-forma

effect of this acquisition to the results of operations as of 31st December, 2003, 2002 and 2001 was insignificant. There were no contingent payments, options or commitments and there was no purchased research and development assets with this acquisition.

As of 1st January, 2003, the assets and liabilities of WLH were as follows:

In thousands of US dollars		
Cash and cash equivalents	**$**	**1,990**
Other current assets		**416**
Non-current assets		**55**
Current liabilities		**1,813**
Non-current liabilities		**–**

UK Development Project and Acquisition of Casino License

In April, 2003, we made a US$4.0 million payment as consideration for the potential development of a casino and hotel in the greater London area which is subject to numerous conditions, including the enactment of appropriate gaming legislation in the UK and the granting of applicable gaming board, licensing, planning and council permissions. We also made a US$1.3 million and US$0.8 million payment for the acquisition of a casino license and land, respectively, in Northampton, England.

Palmilla Acquisition

On 12th September, 2002, we acquired a 50 per cent. ownership interest in the 115-room Palmilla Resort, a deluxe, five-star property located near Cabo San Lucas in Baja, Mexico, for approximately US$40.8 million, including direct acquisition costs. This acquisition was funded through a combination of cash on hand and borrowings under our revolving credit facility as part of our strategy to expand our luxury resort business. In connection with the purchase, we entered into long-term management and development contracts related to the property that will expire in 2022. As part of the operating agreement, the owner has the right to require us to acquire the remaining 50 per cent. interest from the owner for a price of US$36.3 million, plus 50 per cent. of Palmilla's working capital, with the price subject to adjustment, as defined in the purchase agreement, during the first year of the option period. The purchase price during the second year of the option period is based on a formula, as defined. This option period begins on 12th September, 2005 and expires on 12th September, 2007.

In February, 2004, the One&Only Palmilla Resort completed an expansion project, which began in April, 2003 and increased the room count to 172 rooms and significantly upgraded the amenities and public areas offered by the resort. The expansion was financed primarily through local project financing, which is supported by a Kerzner guarantee of US$46.5 million, and, to a lesser extent, through subordinated advances from Kerzner. See further discussion of guarantee at Note 23 – Commitments and Contingencies.

Kanuhura Acquisition

On 1st August, 2001, we acquired a 25 per cent. ownership interest in the Kanuhura Resort & Spa, a luxury resort located on Kanuhura Island in the Maldives, which is approximately 600 miles southwest of the southern tip of India, for US$3.8 million. In connection with the purchase, we entered into a long-term management contract related to the property that will expire in 2023. On 1st January, 2003, we sold 20 per cent. of our equity interest in the One&Only Kanuhura to SRL at our net book value of US$1.5 million, resulting in no gain or loss on the transaction. As a result, we now have a 20 per cent. ownership interest in the One&Only Kanuhura.

Sale of Resorts Atlantic City

Through a wholly owned subsidiary, we previously owned and operated Resorts Atlantic City, a 644-room casino and hotel property. On 25th April, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC (**Colony**) for a sale price of approximately US$144.0 million,

including accrued interest (the **Resorts Atlantic City Sale**). The proceeds received from Colony consisted of approximately US$123.5 million in cash, net of costs incurred subsequent to closing, and an unsecured US$17.5 million note (the **Promissory Note**) bearing interest at a rate of 12.5 per cent. per annum payable semi-annually. In March 2002, we received US$18.0 million from Colony as payment in full of the Promissory Note and all outstanding accrued interest. Of the cash proceeds from the Resorts Atlantic City sale, US$79.0 million was used to pay in full the borrowings outstanding by Resorts Atlantic City under a bank credit facility dated 1st November, 1999 (as amended, the **Revolving Credit Facility**). The remaining US$48.0 million of cash proceeds from the Resorts Atlantic City Sale was used to permanently reduce borrowings outstanding by us under a bank credit facility.

If this transaction had been consummated on 1st January, 2001, on a pro forma basis, our results of operations for the year ended 31st December, 2001 would have been:

In thousands of US dollars		31st December, 2001
Net revenues	$	532,781
Net income	$	32,661
Basic EPS	$	1.21
Diluted EPS	$	1.17

The above pro forma information is not necessarily indicative of what our results of operations would actually have been had the Resorts Atlantic City Sale occurred at the beginning of the year.

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the **Atlantic City Option**) to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a sale price of US$40.0 million, which option could be extended by Colony for two additional one-year periods upon 45 days notice to us prior to the expiration of the then-current option period and payment to us of a US$2.5 million extension payment for each renewal period. In July, 2003, and through various extensions thereafter, we and Colony agreed to extend the initial option period in exchange for an option extension payment of US$1.3 million which was paid on 9th July, 2003 and is being accounted for as a deposit in accounts payable and accrued liabilities in the accompanying consolidated balance sheet as of 31st December, 2003. The Atlantic City Option has since contractually expired and in February, 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we agreed to sell the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary of Colony for a sale price of US$40.0 million, effectively honoring the original option price. This transaction was completed on 18th March, 2004. The sale price was paid in the form of a promissory note which will mature on 10th March, 2009. The net carrying value of the undeveloped real estate included in the Atlantic City Option is US$40.0 million, and is included in land within property and equipment, net in the accompanying consolidated balance sheets.

Effective 25th April, 2001, the closing date of the Resorts Atlantic City Sale, Colony leased from us certain of the property included in the Atlantic City Option for US$100,000 per month. At that time, the lease could be terminated by either Colony or us with thirty days notice, subject to certain conditions. The rental income resulting from this lease was US$1.2 million for both of the years ended 31st December, 2003 and 2002, and US$0.8 million for the year ended 31st December, 2003, and is included in other revenues in the accompanying consolidated statement of operations. This lease terminated upon the sale of the related real estate.

Note 5 – Cash Equivalents and Restricted Cash

Cash equivalents at 31st December, 2003 and 2002 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which we had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in U.S. Treasury obligations. At 31st December, 2003, we held reverse repurchase agreements of US$17.2 million, all of which matured in the first week of January, 2004.

At 31st December, 2003 and 2002, restricted cash included US$1.0 million of a certificate of deposit held as security on a bank credit facility and US$0.4 million of customer deposits related to the sale of home sites at Ocean Club Estates. At 31st December, 2002, restricted cash also included US$3.3 million on deposit in the Isle of Man related to our internet gaming operation which became unrestricted during the first quarter of 2003 in connection with the discontinuation of the operations of Kerzner Interactive.

Note 6 – Trade Receivables, net

The Company extends credit to approved casino customers. These receivables are the principal financial instruments that potentially subject the Company to concentration of credit risk. The Company maintains an allowance for doubtful accounts to reduce the receivables to their estimated collectible amount, which approximates fair value. The collectibility of foreign and domestic receivables could be affected by future business or economic conditions or other significant events in the United States or in the countries in which foreign customers reside.

Components of trade receivables, net were as follows:

	31st December,	
In thousands of US dollars	2003	2002
Gaming	$ 19,224	$ 18,857
Less: allowance for doubtful accounts	(5,586)	(6,751)
	13,638	12,106
Hotel and related	17,806	20,766
Other	9,006	12,559
	26,812	33,325
Less: allowance for doubtful accounts	(2,053)	(2,317)
	24,759	31,008
	$ 38,397	$ 43,114

Bad debt expense was US$1.3 million, US$3.2 million and US$6.4 million for the years ended 31st December, 2003, 2002 and 2001, respectively.

Note 7 – Prepaid Expenses and Other Assets

Components of prepaid expenses and other assets were as follows:

	31st December,	
In thousands of US dollars	2003	2002
Prepaid windstorm and other insurance	$ 8,577	$ 7,963
Prepaid rent-current	1,551	1,246
Prepaid tour operator-related costs	1,808	925
Other	3,424	4,178
	$ 15,360	$ 14,312

At 31st December, 2003, included in other is a note receivable of US$0.6 million relating to a compensation advance made to an employee which is due in April, 2004.

Note 8 – Property and Equipment, net

Components of property and equipment, net were as follows:

	31st December,	
In thousands of US dollars	2003	2002
Land	$ 259,845	$ 221,693
Land improvements and utilities	228,460	225,005
Buildings and leasehold improvements	654,933	631,855
Furniture, machinery and equipment	234,798	217,827
Construction in progress	53,422	40,031
	1,431,458	1,336,411
Less: accumulated depreciation	(277,454)	(224,036)
	$1,154,004	$1,112,375

Depreciation expense was US$55.8 million, US$55.5 million and US$51.0 million for the years ended 2003, 2002 and 2001, respectively.

On 29th October, 2003, we entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited (Club Med) on Paradise Island for US$38.5 million. The site is adjacent to Atlantis, Paradise Island. The existing Club Med resort will be shut down and the land will be held for potential future development. During the year ended 31st December, 2003, we paid US$20.0 million in connection with the acquisition and the remaining balance to be paid of US$18.5 million is included within accounts payable and accrued liabilities in the accompanying consolidated balance sheet as of 31st December, 2003, US$15.0 million of which is secured by a letter of credit. The remaining US$3.5 million represents a stamp tax of 10 per cent. of the purchase price which is required to be paid upon the recording of the transaction in The Bahamas. In connection with this acquisition, the Company obtained an option to purchase certain adjacent land lots for an option price of US$5.0 million. The option term is for three years and expires on 29th October, 2006. The purchase price allocation has not been finalized as we are awaiting an independent valuation of the assets acquired.

Included within land is the cost basis of the land related to the Atlantic City Option, which was US$40.0 million as of 31st December, 2003 and 2002.

Construction in progress as of 31st December, 2003 primarily included US$53.4 million of major capital and other projects in development. Construction in progress at 31st December, 2002 primarily consisted of US$15.0 million of the repair and replacement of assets damaged during Hurricane Michelle as well as US$25.0 million of capital and other projects in development.

Note 9 – Notes Receivable

As of 31st December, 2002, notes receivable consisted primarily of US$15.0 million principal amount of London Clubs International (LCI) senior notes that were purchased at 87.75 per cent. of the principal amount. LCI's senior notes bore interest at 7.74 per cent. per annum and were due in 2004. As of 31st December, 2002, the balance of these notes was US$13.6 million and were classified as held-to-maturity securities and, accordingly, the amortized cost was adjusted for accretion of the discount to maturity. Such accretion is included in interest income in the accompanying consolidated statements of operations.

During the year ended 31st December, 2003, the Company sold the LCI senior notes. In connection with the sale, the Company received US$13.4 million and recorded a loss of US$0.8 million which has been included within other, net in the accompanying consolidated statements of operations.

Note 10 – Deferred Charges and Other Assets, net

Components of deferred charges and other assets, net were as follows:

	31st December,	
In thousands of US dollars	2003	2002
Interest rate swap asset, net	$ 10,505	$ 19,574
Debt issuance costs, net	9,561	11,113
Deposit and casino license for UK development projects	5,346	-
Deferred contract acquisition costs	2,115	214
Deferred compensation plan investments	1,744	141
Prepaid rent	1,324	2,720
Employee notes receivable	1,270	1,909
Other	1,791	627
	$ 33,656	$ 36,298

Interest rate swap asset is the fair value of these agreements as of 31st December, 2003 and 2002 and represents the amount we would have received had they been terminated on that date. See Note 13 – Long-Term Debt – Derivative Financial Instruments for further discussion. The interest rate swap asset is US$11.8 million as of 31st December, 2003. However, in connection with the termination of US$25.0 million notional amount of one or our interest rate swap agreements in September, 2003, we received US$1.4 million. This amount is classified as a contra asset in deferred charges and other assets, net and is being accreted to interest expense over the term of the underlying debt. The balance of the contra asset as of 31st December, 2003 is US$1.3 million. Debt issuance costs, net relates to costs incurred in connection with our senior subordinated notes and are amortized on a straight-line basis over the term of the underlying debt, which approximates the effective interest method. The amortization of debt issuance costs included in interest expense was US$1.2 million, US$1.9 million and US$4.2 million for the years ended 31st December, 2003, 2002 and 2001, respectively.

Deposit and casino license for UK development projects includes a US$4.0 million initial payment made as consideration for the potential development of a casino and hotel in the greater London area which is subject to numerous conditions, including the enactment of appropriate gaming legislation in the UK, and the granting of applicable gaming board, licensing, planning and council permissions and a US$1.3 million payment related to the acquisition of a casino license in Northampton, England. The US$4.0 million initial payment is refundable if the above conditions are not met.

Deferred contract acquisition costs primarily relate to costs incurred in connection with the development or pursuit of management contracts in connection with Atlantis, The Palm and projects in the UK.

Deferred compensation plan investments relate to assets held in a rabbi trust for our deferred compensation plan. See Note 17 – Employee Benefit Plans for further discussion.

Prepaid rent relates to the long-term portion of prepaid rent for our leased offices in Plantation, Florida. The current portion is included in prepaid expenses and other assets.

Employee notes receivable as of 31st December, 2003 and 2002 includes US$0.8 million in both years related to a secured housing loan and US$0.6 million as of 31st December, 2002 related to a compensation advance made to an employee, which is being amortized through December 2004. Additionally, amounts of US$0.4 million and US$0.5 million as of 31st December, 2003 and 2002, respectively, relate to funds advanced to an employee for a secured housing loan, which is being amortized through July, 2012.

Note 11 – Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

	31st December	
In thousands of US dollars	2003	2002
Customer deposits and unearned revenues	$ 38,557	$ 37,227
Accrued payroll and related benefits	29,136	29,756
Accrued hotel-related costs and expenses	17,252	16,458
Note payable and accrued taxes related to Club Méditerranée (Bahamas) Limited	18,500	–
Trade payables	14,842	12,323
Accrued gaming-related costs and expenses	11,321	9,750
Accrued interest	10,850	10,686
Accrued taxes	9,251	9,029
Accrued tour operator-related costs and expenses	5,769	2,063
Other	16,755	18,432
	$ 172,233	$ 145,724

Note 12 – Other Long-Term Liabilities

Components of other long-term liabilities were as follows:

	31st December	
In thousands of US dollars	2003	2002
Fair value of the One&Only Palmilla guarantee	$ 2,761	$ –
Deferred rent credit	2,269	2,549
Deferred compensation obligation	1,800	148
Other	460	–
	$ 7,290	$ 2,697

The deferred rent credits relates to a building lease entered into during 2002 for our office in Plantation, Florida. For more information on the fair value of the One&Only Palmilla guarantee see Note 23 – Commitments and Contingencies. For more information on the deferred compensation obligation see Note 17 – Employee Benefits Plans.

Note 13 – Long-Term Debt

Long-term debt consisted of the following:

	31st December	
In thousands of US dollars	2003	2002
Amended Revolving Credit Facility (a)	$ –	$ 72,000
$400 million 8⅞% Senior Subordinated Notes due 2011 ("8⅞% Senior Subordinated Notes") (b)	417,090	425,300
Other	434	731
	417,524	498,031
Less: amounts due within one year	(304)	(275)
	$ 417,220	$ 497,756

(a) *Amended Revolving Credit Facility*

On 13th November, 2001, Kerzner entered into an amended revolving credit facility (the **Amended Revolving Credit Facility**) with a syndicate of banks (the **Lenders**), with Canadian Imperial Bank of Commerce (CIBC) acting as administrative agent. The borrowings then outstanding under the

previous revolving credit facility were paid in full. Under the Amended Revolving Credit Facility, the maximum amount of borrowings that may be outstanding is US$300.0 million, subject to the borrowing base discussed below. As of 31st December, 2003, there is a permanent reduction to our US$300.0 million of outstanding commitments in the amount of US$46.5 million related to the local project financing at the One&Only Palmilla. See Note 23 – Commitment and Contingencies for further discussion regarding the One&Only Palmilla guarantee. The Lenders have agreed that up to an additional US$50.0 million of borrowings may be available under the facility in certain circumstances.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC's base rate or (b) the Federal Funds rate plus ½ of one percent, in either case plus an additional 0.25 per cent. to 1.75 per cent. based on a debt to earnings ratio during the period, as defined (the **Leverage Ratio**) or (ii) LIBOR plus 1.25 per cent. to 2.75 per cent. based on the Leverage Ratio. After each drawdown on the Amended Revolving Credit Facility, interest is due every three months for the first six months and is due monthly thereafter. At 31st December, 2003 and 2002, the weighted average interest rate on amounts outstanding under the Amended Revolving Credit Facility, excluding ongoing commitment, agency and letter of credit fees related to the maintenance of the facility, were 3.50 per cent. and 3.60 per cent., respectively. Loans under the Amended Revolving Credit Facility may be prepaid and re-borrowed at any time and are due in full in November, 2006. Commitment fees are calculated at per annum rates ranging from 0.25 per cent. to 0.50 per cent., based on the Leverage Ratio, applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

The Amended Revolving Credit Facility contains affirmative and restrictive covenants which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. As of December 31, 2003, management believes the Company is in compliance with all of such covenants.

Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility

On 15th May, 2003, we entered into a Third Amendment to the Amended Revolving Credit Facility (the **Third Amendment**). The Third Amendment was entered into in order to, among other things, calculate borrowings available under the Amended Revolving Credit Facility using a borrowing base calculation, such that we can draw the lesser of the borrowing base or the commitment amount. The borrowing base is generally the sum of: (i) the amount of "all risks" insurance maintained from time to time on the Bahamas Property, as defined, and on the buildings situated thereon; (ii) the value of undeveloped land owned by the Company under the Amended Revolving Credit Facility on Paradise Island, which for purposes thereof is deemed to be US$150.0 million; (iii) the cost basis of the Company's investment in luxury resort hotels (defined to include the One&Only Palmilla Resort and any luxury resort properties in which the Company makes an investment after 1st January, 2003 that enables the Company to control management of such properties); (iv) the product of six times the consolidated EBITDA, as defined, attributable to the Company's management contracts and the Company's share of income of those under One&Only (Indian Ocean) Management Limited and their significant subsidiaries; and (v) the estimated net present value of the payments due to the Company pursuant to the Relinquishment Agreement, which for purposes thereof is deemed to be US$185.0 million.

As of 31st December, 2003, the Company had US$237.0 million of borrowings available under the Amended Revolving Credit Facility.

(b) *Issuances of 8⅞ per cent. Senior Subordinated Notes*

In August, 2001, we issued US$200.0 million principal amount of 8⅞ per cent. Senior Subordinated Notes due 2011 (the **8⅞ per cent. Senior Subordinated Notes**), which, after costs of US$6.0 million, resulted in net proceeds of approximately US$194.0 million. All of the proceeds received from the issuance of the 8⅞ per cent. Senior Subordinated Notes were used to repay amounts outstanding under the Amended Revolving Credit Facility. In May, 2002, we issued, at 103 per cent., an

additional US$200.0 million of 8⅞ per cent. Senior Subordinated Notes and used the proceeds of approximately US$201.5 million, net of related costs of US$4.5 million, to repay the 9 per cent. Senior Subordinated Notes pursuant to the redemption of such notes described below.

In connection with the issuance of the US$200.0 million 8⅞ per cent. Senior Subordinated Notes issued in May, 2002 and August, 2001 and modifications of the Amended Revolving Credit Facility the Company paid US$0.1 million, US$4.7 million and US$8.8 million, respectively, of debt issuance and modification costs during the years ended 31st December, 2003, 2002, and 2001. These costs, net of accumulated amortization, are included in deferred charges and other assets, net in the accompanying consolidated balance sheets.

The 8⅞ per cent. Senior Subordinated Notes are all unconditionally guaranteed by substantially all of our wholly owned subsidiaries. Interest on each series of the notes is paid semi-annually on 15th February and 15th August. The indenture for the 8⅞ per cent. Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments. We believe we are in compliance with all such covenants as of 31st December, 2003.

All of our outstanding 8⅞ per cent. Senior Subordinated Notes rank *pari passu* with each other and are all subordinated to the Amended Revolving Credit Facility.

Redemption of 9 per cent. Senior Subordinated Notes

On 8th May, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9 per cent. Senior Subordinated Notes. At the expiration time, a total of approximately US$177.5 million of the outstanding US$200.0 million aggregate principal amount of the notes were tendered and accepted for purchase in the tender offer. On 1st June, 2002, we redeemed, in accordance with the terms of the indenture governing the notes, all of the 9 per cent. Senior Subordinated Notes that remained outstanding at the time, at the applicable redemption price of US$1,045 per US$1,000 of principal amount thereof, plus interest accrued to the redemption date. We used the proceeds from the issuance of the US$200.0 million of 8⅞ per cent. Senior Subordinated Notes on 20th May, 2002 to retire the outstanding 9 per cent. Senior Subordinated Notes pursuant to the tender offer and redemption.

See Note 21 – Loss on Early Extinguishment of Debt for disclosure of the related loss incurred in connection with the redemption of our 9 per cent. Senior Subordinated Notes.

Issuance and Redemption of 8⅝ per cent. Senior Subordinated Notes

On 15th December, 1997, we issued US$100.0 million principal amount of 8⅝ per cent. senior subordinated notes due 2007 (**8⅝ Senior Subordinated Notes**). On 27th November, 2002, we called for the redemption of the entire outstanding principal amount of our 8⅝ per cent. Senior Subordinated Notes pursuant to the terms of the indenture governing these Notes. We had purchased US$25.8 million of the 8⅝ per cent. Senior Subordinated Notes through transactions on the open market. On 27th December, 2002, we redeemed the remaining US$74.2 million aggregate principal amount outstanding at the redemption price of 104.313 per cent., or US$1,043.13 for each US$1,000.00 of principal amount outstanding, plus accrued interest, with available cash and borrowings under the Amended Revolving Credit Facility.

See Note 21 – Loss on Early Extinguishment of Debt for disclosure of the related loss incurred in connection with our redemption of the 8⅝ per cent. Senior Subordinated Notes.

Derivative Financial Instruments

Interest Rate Risk Management

We attempt to limit our exposure to interest rate risk by managing our long-term fixed and variable rate borrowings. In August and December, 2001, we entered into fixed-to-variable rate interest rate swap agreements (the **Swap Agreements**) designated as fair value hedges of US$200 million principal amount of our 8⅞ per cent. Senior Subordinated Notes. These Swap Agreements qualify

for the "shortcut" method of accounting provided under SFAS 133, which allows for the assumption of no ineffectiveness in our hedging relationship. Accordingly, there is no income statement impact from changes in the fair value of the Swap Agreements. Instead, the changes in the fair value of the Swap Agreements are recorded as an asset or liability on the accompanying consolidated balance sheet with an offsetting adjustment to the carrying value of the related debt.

In September, 2003, we cancelled US$25.0 million notional amount of our then US$200.0 million of interest rate swaps on our 8⅞ per cent. Senior Subordinated Notes. We received US$1.4 million from this cancellation, which is being accreted to interest expense over the term of the underlying debt.

Included in deferred charges and other assets, net in the accompanying consolidated balance sheets at 31st December, 2003 and 2002 is US$11.8 million and US$19.6 million, respectively, representing the fair value of the Swap Agreements as of that date. This represents the amount we would have received had the Swap Agreements been terminated on that date. This resulted in a corresponding increase to the carrying value of our 8⅞ per cent. Senior Subordinated Notes. As of 31st December, 2003 and 2002, the aggregate notional principal amount of the Swap Agreements was US$175.0 million and US$200.0 million, respectively, and they mature in August, 2011 concurrent with the 8⅞ per cent. Senior Subordinated Notes. For the year ended 31st December, 2003 and 2002, the weighted average variable rate on the Swap Agreements was 4.18 per cent. and 5.49 per cent., respectively.

As of 31st December, 2003 and 2002, after giving effect to the Swap Agreements, our fixed rate borrowings represent approximately 56 per cent. and 42 per cent. and our variable rate borrowings represent 44 per cent. and 58 per cent., respectively, of total borrowings.

During the first seven months of 2001, we were a party to variable-to-fixed rate interest rate swap agreements (the **Prior Swap Agreements**) designated as cash flow hedges of our Amended Revolving Credit Facility. In July, 2001, we terminated the Prior Swap Agreements, which were scheduled to mature at the end of 2001. The costs of terminating these agreements early was US$3.4 million and is included in interest expense in the accompanying 2001 consolidated statement of operations.

Credit Exposure

We are exposed to credit-related losses in the event of non-performance by counterparties to our Swap Agreements. We monitor the creditworthiness of the counterparties and presently do not expect default by any of the counterparties. We do not obtain collateral in connection with our derivative financial instruments.

Guarantees

For a description of the Company's guarantees of certain debt of affiliated entities, see Note 23.

Overdraft Loan Facility

Pursuant to a letter of commitment dated 30th September, 1994, as amended, between us and The Bank of Nova Scotia, we have a revolving overdraft loan facility (the **Overdraft Facility**) in the amount of Bahamian US$5.0 million which was equal to US$5.0 million as of 31st December, 2003 and 2002. The Overdraft Facility, if utilized, would bear interest at The Bank of Nova Scotia's base rate for Bahamian dollar loans plus 1.5 per cent. with repayment subject to annual review. The Overdraft Facility is secured by substantially all of our Bahamian assets and ranks *pari passu* with the Amended Revolving Credit Facility. This facility has never been utilized.

Debt Maturity

Aggregate annual maturities of long-term debt as of 31st December, 2003 for each of the next five years and thereafter are as follows:

Year Ending 31st December,	
2004	$ 304
2005	130
2006	–
2007	–
2008	–
Thereafter	400,000
	400,434
Debt premium	5,251
Interest rate swap fair value adjustment	11,839
	$ 417,524

Note 14 – Shareholders' Equity

Our authorized, issued and outstanding shares were as follows:

	31st December,	
In thousands of US dollars	2003	2002
Ordinary Shares:		
Par value per share	$ 0.001	$ 0.001
Authorized	250,000	250,000
Issued and outstanding(1)	37,356	35,197
Treasury shares	7,072	7,072
Preference Shares:		
Par value per share	$ 0.001	$ 0.001
Authorized	100,000	100,000
Issued and outstanding	–	–

(1) Includes treasury shares.

Note 15 – Stock-Based Compensation

Stock Options

Our shareholders approved stock option plans in 1995 (the **1995 Plan**), 1997 (the **1997 Plan**) and in 2000 (the **2000 Plan**, and collectively the **Plans**) that provide for the issuance of options to acquire an aggregate of 7,500,000 ordinary shares. Pursuant to the Plans, the option prices are equal to the market value per share of the ordinary shares on the date of the grant. The 1995 Plan provided for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20 per cent. of such options, and thereafter in installments of 20 per cent. per year over a four-year period. The 1997 Plan provides for the same vesting schedule except that the vesting period begins one year after the grant date. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over the remaining two-year period. Options granted under the Plans have a term of 10 years from the date of grant. The Plans provide for options with respect to ordinary shares to be granted to our directors, officers and employees.

Our Board of Directors approved a stock option plan in December, 2003 (the **2003 Plan**) that provides for the issuance of options and restricted share awards to acquire an aggregate of 3,000,000 ordinary shares. Pursuant to the 2003 Plan, the prices are equal to the market values per share of the ordinary shares on the date of grant, unless otherwise specifically provided by the compensation committee. Unless otherwise specified by the compensation committee, options and

restricted shares shall become vested and exercisable in installments of 25 per cent. over a four-year period. Options and restricted shares granted under the 2003 plan have a term of seven years from the date of grant. The 2003 Plan provides for options with respect to ordinary shares to be granted to our directors, officers, employees and consultants of the Company. During December, 2003, the Company issued 72,600 shares of restricted shares under the 2003 Plan to certain employees and officers. The stock vesting period ranges from three to four years on either a graduated or cliff vesting basis provided that the recipient is still with the Company. The aggregate market value of the restricted shares at the date of issuance of US$2.6 million has been recorded as deferred compensation, as a separate component of shareholders' equity, and is being amortized over the applicable vesting period.

Our stock option plans provide for the issuance of options to acquire an aggregate of 10,500,000 of our ordinary shares. As of 31st December, 2003, options pursuant to these plans had been granted at exercise prices ranging from US$11.69 to US$41.63. As of 31st December, 2003, options to acquire 5,059,000 ordinary shares were outstanding, of which 2,266,000 were exercisable as of that date. Of the 1,796,000 stock options granted during 2003, 1,760,000 were granted during December, 2003. All of the options under the 1995 Plan, the 1997 Plan and the 2000 Plan have been granted as of 31st December, 2003.

A summary of our stock option activity for 2003, 2002 and 2001 is as follows (options in thousands, except per share data):

						31st December,
	2003		2002		2001	
In thousands of US dollars except per share data	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	5,347	$ 21.54	5,742	$ 25.14	6,017	$ 24.59
Granted	1,796	36.40	1,659	21.17	665	25.22
Exercised	(2,074)	18.81	(776)	17.95	(556)	14.93
Terminated and other	(10)	–	(1,278)	38.14	(384)	29.35
Outstanding at end of year	5,059	27.91	5,347	21.54	5,742	25.14
Exercisable at end of year	2,266	22.95	3,160	21.49	2,965	26.35
Available for grant	1,179		35		239	

The weighted average exercise price and weighted average contractual life of stock options outstanding and exercisable at 31st December, 2003 is as follows (options in thousands except per share data):

	Outstanding				Exercisable		
Range of Exercise Prices	Shares		Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Shares	Average Exercise Price Per Share Weighted	Weighted Average Remaining Contractual Life
$11.69-$19.99	961	$	18.41	6.8	931	$ 18.36	6.4
$20.00-$29.99	1,876		22.65	8.2	884	21.34	8.4
$30.00-$39.99	2,181		36.36	8.7	410	34.99	3.4
$40.00-$41.63	41		41.63	4.9	41	41.63	4.9
	5,059	$	27.91	8.1	2,266	$ 22.95	6.6

Stock Option Tender Offer

On 7th May, 2002, our Board of Directors resolved, under certain conditions, to make available to employees and directors holding options with an exercise price higher than US$32.00 per share, an offer to surrender all or some of the options granted to them under the Plans. In exchange, such employees and directors would have the possibility, under certain conditions, to be granted new options giving the right to subscribe for 75 per cent. of the number of shares as the surrendered options. The exercise price for the new options would be the fair market value of the ordinary shares on the new grant date, which would be no sooner than six months and one day after the cancellation date of the old options, subject to the conditions set forth in the tender offer documents filed with the Securities and Exchange Commission on 27th May, 2002, the commencement date of the offer period. The offer to option holders under the exchange program expired on 26th June, 2002. The 1,227,600 eligible options that were properly submitted for exchange were accepted and cancelled effective 26th June, 2002. Such options represent substantially all those that were eligible for exchange. We granted 920,700 new options, which have similar terms to the cancelled options, in exchange for the cancelled options on 26th December, 2002, at a price of US$20.07.

Note 16 – Related Party Transactions

In the normal course of business, we undertake transactions with a number of unconsolidated affiliated companies. Certain of our subsidiaries provide construction funding, project consulting, operating advances and management services to such affiliates. Due from affiliates, management, development and other fees, and TCA development and other fees consisted of the following:

	31st December,		For the year ended 31st December,		
In thousands of US dollars	2003	2002	2003	2002	2001
Harborside at Atlantis	$ 17,391	$ 27,686	$ 1,847	$ 1,579	$ 1,407
Trading Cove Associates	227	6,456	1,755	1,326	2,873
One&Only Kanuhura	4,807	5,209	787	383	38
Mauritius Resorts	6,394	5,164	7,619	7,074	6,841
One&Only Royal Mirage	958	389	1,293	1,232	1,124
Kaafu Atoll	16,360	313	394	–	–
One&Only Palmilla Resort	2,654	175	1,482	128	–
	48,791	45,392	15,177	11,722	12,283
Less: amounts due within one year	(13,949)	(21,013)	–	–	–
	$ 34,842	$ 24,379	$ 15,177	$ 11,722	$ 12,283

Harborside at Atlantis

In 2000, we entered into a series of promissory notes with Harborside at Atlantis to fund 50 per cent. of the construction cost of the timeshare units on Paradise Island in The Bahamas. The balance of these notes was US$15.0 million and US$19.5 million at 31st December, 2003 and 2002, respectively. These promissory notes are due on 31st December, 2005. We earn interest on these advances at a rate equal to one-month LIBOR plus 250 basis points, which was 3.62 per cent. at 31st December, 2003. Interest due from Harborside at Atlantis on these advances was US$0.1 million and US$0.8 million for the years ended 31st December, 2003 and 2002, respectively. The loans were made simultaneously with loans from Starwood, which mirror the amounts, terms and conditions of our loans. Our loans and the Starwood loans are *pari passu* with respect to payments of principal and accrued interest and such payments will be made in cash, as it is available from the sale of timeshare units.

Harborside at Atlantis was closed at the end of August, 2002 in order to repair significant damage resulting from adverse weather primarily due to Hurricane Michelle. Repairs at Harborside at Atlantis were completed during December, 2002 which is when the resort reopened. Amounts due from Harborside at Atlantis as of 31st December, 2002 include US$2.9 million representing the fair value of services provided by Atlantis, Paradise Island to the timeshare owners of Harborside at Atlantis while Harborside at Atlantis was undergoing construction remediation work and is included within 2002 rooms and food and beverage revenue in the accompanying consolidated statements of operations. As of 31st December, 2003, this amount was paid in full by Harborside at Atlantis.

We provide marketing, administrative and development services to Harborside at Atlantis from which we earned fees of US$1.8 million, US$1.6 million, and US$1.4 million for the years ended 31st December, 2003, 2002 and 2001, respectively. The amount due from Harborside at Atlantis, related to these services was US$1.8 million and US$3.5 million as of 31st December, 2003 and 2002, respectively.

Trading Cove Associates

We recorded development and other fees from TCA of US$1.8 million, US$1.3 million and US$2.9 million for the years ended 31st December, 2003, 2002 and 2001, respectively.

Mauritius Resorts

We have long-term management contracts with each of five hotels in Mauritius that are owned by SRL: the One&Only Le Saint Géran, the One&Only Le Touessrok, La Pirogue, Le Coco Beach and Sugar Beach. The term of each of these management agreements was extended from 2008 until 2023 in December, 2002 when we entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives. Effective 1st January, 2003, SRL owns 20 per cent. of One&Only Management, and we own the remaining 80 per cent. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009, for no consideration, at which time it will own 50 per cent. of the new management company. Pursuant to a subcontract with One&Only Management, we provide the comprehensive management services to the five Mauritius resorts and receive a management fee calculated as a percentage of revenues and adjusted EBITDA, as defined. One&Only Management also is entitled to a marketing fee calculated as a percentage of revenues, although it has subcontracted to us all marketing services and benefits thereof with respect to the five Mauritius resorts. For the years ended 31st December, 2003, 2002, and 2001, we have recognized US$7.4 million, US$5.6 million, and US$6.8 million, respectively, related to these management agreements in Mauritius. Additionally, during 2002, we completed a major redevelopment of the One&Only Le Touessrok for which the Company earned project fees of US$0.2 million and US$1.5 million for the years ended 31st December, 2003 and 2002, respectively.

As of and for the year ended 31st December, 2003, we have consolidated One&Only Management, with SRL's 20 per cent. interest reflected as minority interest in the accompanying consolidated statement of operations and a minority interest liability reflected within accounts payable and

accrued liabilities in the accompanying consolidated balance sheet. We signed an agreement with SRL that provides for, among other things, the sale of 20 per cent. of our debt and equity interests in the One&Only Kanuhura to SRL for which we received US$1.5 million. Following this sale, which was effective 1st January, 2003, we now have a 20 per cent. equity interest in the One&Only Kanuhura.

One&Only Kanuhura

As described above, One&Only Management provides management services to the One&Only Kanuhura, a Maldives company. We previously owned a 25 per cent. equity interest until 31st December, 2002. Effective 1st January, 2003, we now own a 20 per cent. equity interest in the One&Only Kanuhura. The terms of the management agreement run concurrent with the terms of a lease between the One&Only Kanuhura and the government of the Republic of Maldives. That lease expires in 2026 and is subject to extension.

During the years ended 31st December, 2002 and 2001, we advanced funds to the One&Only Kanuhura in the amount of US$3.6 million, excluding accrued interest, which represented our share of funding for operations. In February, 2004, we received a US$1.1 million repayment of advanced funds from the One&Only Kanuhura. These advances are payable after satisfaction of certain Kanuhura financial obligations which mature no earlier than December, 2007. These loans accrue interest at a rate of LIBOR plus 600 basis points.

Fees for management services during the years ended 31st December, 2003 and 2002 and for the period from 1st August, 2001 through 31st December, 2001 were US$0.8 million, US$0.4 million and US$38,000, respectively, and are included in management, development and other fees in the accompanying consolidated statements of operations.

One&Only Royal Mirage

Fees for management services to the One&Only Royal Mirage during the years ended 31st December, 2003, 2002 and 2001 were US$1.3 million, US$1.2 million, and US$1.1 million, respectively, and are included in management, development and other fees in the accompanying consolidated statements of operations.

Kaafu Atoll

As discussed in Note 23 – Commitments and Contingencies – Commitment with Reethi Rah Pvt. Ltd., on 4th December, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd. and various other financial institutions (the **Senior Lenders**). The agreement, as amended in 2003, obligates Kerzner to make completion loans (in an amount not to exceed US$35.0 million) and operating loans (in an amount not to exceed US$3.0 million per year, for a four-year period). The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The loans will be subordinated to all other loans made to Reethi Rah Resort Pvt. Ltd. by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property.

As of 31st December, 2003, we had entered into a series of completion loans in the amount of US$15.4 million, excluding accrued interest, which is included in due from affiliates-non-current in the accompanying consolidated balance sheet. We earn LIBOR plus 500 basis points on these completion loans.

As of 31st December, 2003 and 2002, other amounts incurred in connection with Kaafu Atoll of US$1.0 million and US$0.3 million, respectively, represent primarily development costs that Kerzner has incurred on behalf of the resort, which will be reimbursed after the opening of the resort.

One&Only Palmilla Resort

Fees for management services to the One&Only Palmilla Resort for both the year ended 31st December, 2003 and during the period from 12th September, 2002 (the date of acquisition)

through 31st December, 2002 were US$0.1 million and are included in management, development and other fees in the accompanying consolidated statements of operations.

In April, 2003, the One&Only Palmilla Resort commenced its expansion and redevelopment, which was completed in February, 2004. In connection with the redevelopment, the Company earned US$1.4 million of development fees for the year ended 31st December, 2003 which are included in management, development and other fees in the accompanying consolidated statements of operations.

As of 31st December, 2003 the US$2.7 million due from One&Only Palmilla Resort relates to management services, development fees and other advances.

Office Lease

Effective February, 2002, we entered into a lease agreement with Tennyson Properties Limited, whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years. The annual rent is approximately £205,000 (which is the equivalent of approximately US$365,000 at 31st December, 2003) and is subject to increase every five years to the current fair market value. Tennyson Properties Limited is owned by a family trust established by Solomon Kerzner, chairman of the Company.

Note 17 – Employee Benefit Plans

Certain of our subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees. We make contributions to this plan based on a percentage of eligible employee contributions. Total expenses for this plan were US$267,000, US$185,000, and US$446,000 for the years ended 31st December, 2003, 2002 and 2001, respectively. The period from 1st January, 2001 to 24th April, 2001 included plan expenses of Resorts Atlantic City.

In addition to the plan described above, union and certain other employees of our subsidiaries in The Bahamas, and formerly Resorts Atlantic City, are covered by multi-employer defined benefit pension plans to which employers make contributions. In connection with these plans, we expensed contributions of US$7.0 million, US$6.7 million and US$6.4 million for the years ended 31st December, 2003, 2002 and 2001, respectively.

In October, 2002, the Company established a deferred compensation plan (the **Deferred Compensation Plan**) for the purpose of allowing certain management of the Company to defer a portion of their compensation and accumulate earnings on a tax-deferred basis. The amount that is elected to be deferred is withheld from the employee's compensation and remitted to the trustee of the Deferred Compensation Plan. The trustee is responsible for utilizing such funds to purchase certain investments, which are held in a rabbi trust.

The compensation withheld from management, together with investment income on the Deferred Compensation Plan, is reflected as a deferred compensation obligation to participants and is classified within other long-term liabilities in the accompanying consolidated balance sheet. The related assets which are held in the rabbi trust are classified within deferred charges and other assets in the accompanying consolidated balance sheet and are reported at cash surrender value with the resulting change in cash surrender value included in the accompanying consolidated statements of operations. At 31st December, 2003 and 2002, the balance of the liability and the corresponding asset each totaled US$1.8 million. During the year ended 31st December, 2003, the change in cash surrender value amounted to US$0.1 million and the change in fair value of the obligation to participants resulted in a US$0.2 million charge to corporate expense. During the years ended 31st December, 2003 and 2002, the Deferred Compensation Plan did not have a significant impact on our operating results.

Note 18 – Restructuring Expense

Restructuring costs in 2001 were comprised of severance payments made to employees who were terminated due to lower occupancy levels at Atlantis, Paradise Island subsequent to the terrorist attacks on 11th September, 2001. By the end of 2002, all amounts related to the restructuring had been paid.

There were a total of 278 employees terminated pursuant to the restructuring which included 57 administrative positions, 198 hotel employees and 23 employees on our development staff. Of the total US$5.7 million expense recorded in 2001, 17 employees were not released and, accordingly, the remaining US$4.7 million had been paid out to a total of 261 employees by the end of 2002. The remaining balance of US$1.0 million was reversed in 2002 as fewer employees were released and the amounts were settled for less than originally planned.

Note 19 – Investments in and Equity in Earnings (Losses) of Associated Companies

Components of investments in associated companies were as follows:

In thousands of US dollars	31st December, 2002 2003	 2002	Ownership Interest
One&Only Palmilla Resort	$ 38,757	$ 40,668	50%
Sun Resorts Limited (Mauritius Resorts)	23,598	22,818	20.4%
Trading Cove Associates	14,427	8,947	50%
One&Only Kanuhura	1,864	2,393	20%
Harborside at Atlantis	2,697	(632)	50%
Trading Cove New York	1,758	1,692	50%
Other	51	–	50%
	$ 83,152	$ 75,886	

Our proportionate share of earnings or losses from these entities is reflected in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations, except for equity earnings related to our investment in TCA, which are included in relinquishment fees – equity earnings in TCA as a component of operating income in the accompanying consolidated statements of operations based upon the nature and function of TCA as an entity existing for the purpose of collecting fees and remitting such fees to its partners.

In the normal course of business, we undertake transactions with a number of unconsolidated affiliated companies. See Note 16 – Related Party Transactions for further discussion.

One&Only Palmilla Resort

Effective 12th September, 2002, we acquired our 50% interest in the One&Only Palmilla Resort. The following represents summarized information of the One&Only Palmilla Resort as of 31st December, 2003 and 2002 and for the year ended 31st December, 2003 and the period from 12th September, 2002 through 31st December, 2002:

In thousands of US dollars	For the year ended 31st December, 2003	For the period from 12th September, 2002 through 31st December, 2002
Revenues	$ 9,521	$ 5,467
Loss from operations	(9,402)	(449)
Loss before income taxes	(9,417)	(443)
Net loss	(9,384)	(287)

In thousands of US dollars	As of 31st December, 2003	2002
Current assets	$ 13,196	$ 6,324
Non-current assets	145,406	79,171
Total assets	158,602	85,495
Current liabilities	12,768	4,587
Non-current liabilities	85,382	–
Shareholders' equity	60,452	80,908

During the year ended 31st December, 2003 and for the period from 12th September, 2002 through 31st December, 2002, we have recognized approximately US$4.8 million and US$0.1 million, respectively, in equity losses from associated companies in the accompanying consolidated statements of operations. The equity loss for the year ended 31st December, 2003 includes US$4.3 million of our 50 per cent. share of the pre-opening expenses associated with the redevelopment of the One&Only Palmilla.

Mauritius Resorts

Through 16th June, 2000, we owned a 22.8 per cent. interest in SRL, or Mauritius Resorts. Effective 16th June, 2000, SRL issued additional shares of stock under a rights issue in which we did not participate, effectively reducing our ownership interest to 20.4 per cent. The following represents summarized financial information of SRL as of 31st December, 2003 and 2002 and for the years ended 31st December, 2003, 2002 and 2001 (converted to US dollars at the appropriate exchange rate).

In thousands of US dollars	For the Year Ended 31st December, 2003	2002	2001
Revenues	$ 102,264	$ 78,058	$ 93,398
Income from operations	27,071	19,448	25,277
Income before income taxes	17,837	14,331	20,136
Net income	10,941	8,510	17,482

In thousands of US dollars	As of 31st December, 2003	2002
Current assets	$ 24,556	$ 23,971
Non-current assets	310,171	269,411
Total assets	334,727	293,382
Current liabilities	49,351	52,186
Non-current liabilities	136,016	99,739
Shareholders' equity	149,360	141,457

During the years ended 31st December, 2003, 2002 and 2001, we received dividends from SRL of US$1.5 million, US$2.3 million and US$2.9 million, respectively. We recognized US$2.3 million, US$1.7 million and US$3.3 million of equity earnings from SRL during the years ended 31st December, 2003, 2002 and 2001, respectively.

Trading Cove Associates

Through a wholly owned subsidiary, we own a 50 per cent. interest in TCA and are a managing partner along with Waterford Gaming L.L.C. TCA and the Mohegan Tribe have entered into the TCA Development Agreement and the Relinquishment Agreement in connection with the Mohegan Sun.

Relinquishment fees represent our share of the net earnings from TCA pursuant to the Relinquishment Agreement. In accordance with such agreement, TCA earns a fee, equal to 5 per

cent. of gross revenues, as defined in the Relinquishment Agreement, generated by the Mohegan Sun during the 15-year period commencing on 1st January, 2000, including revenue generated by the Mohegan Sun expansion. Revenues are defined in the Relinquishment Agreement as gross gaming revenues (other than Class II gaming revenue, i.e., bingo) and all other facility revenues. Such revenue includes hotel revenues, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the convention/events center in the Mohegan Sun expansion and all rental or other receipts from lessees, licensees and concessionaires operating in the facility, but not the gross receipts of such lessees, licensees and concessionaires. Such revenues exclude revenues generated by any other expansion of the Mohegan Sun. The following represents summarized information of TCA as of 31st December, 2003 and 2002 and for the years ended 31st December, 2003, 2002 and 2001.

	For the Year Ended 31st December,		
In thousands of US dollars	2003	2002	2001
Revenues	$ 69,798	$ 59,066	$ 46,970
Total expenses	6,884	3,996	3,476
Interest and dividend income	6	13	33
Net income	62,920	55,083	43,527

	As of 31st December,	
In thousands of US dollars	2003	2002
Current assets	$ 26,143	$ 24,502
Non-current assets	2,440	2,665
Total assets	28,583	27,167
Current liabilities	1,071	10,521
Non-current liabilities	–	–
Partners' capital	27,512	16,646

Our equity in earnings from TCA totaled US$34.0 million, US$30.0 million and US$24.3 million for the years ended 31st December, 2003, 2002 and 2001, respectively. Such amounts do not equal 50 per cent. of the reported net income of TCA, primarily as a result of a priority distribution.

One&Only Kanuhura

The following represents summarized financial information of the One&Only Kanuhura as of 31st December, 2003 and 2002 and for the years ended 31st December, 2003 and 2002 and for the period from 1st August, 2001 through 31st December, 2001.

In thousands of US dollars	For the year ended 31st December, 2003	For the year ended 31st December, 2002	For the period from 1st August, 2001 through 31st December, 2001
Revenues	$ 14,796	$ 10,595	$ 3,809
Income (loss) from operations	2,766	(421)	(1,261)
Income (loss) before income taxes	460	(2,633)	(2,564)
Net income (loss)	460	(2,633)	(2,564)

In thousands of US dollars		As of 31st December, 2003		2002
Current assets	$	4,702	$	3,372
Non-current assets		28,536		28,249
Total assets		33,238		31,621
Current liabilities		4,966		6,165
Non-current liabilities		29,874		28,596
Shareholders' deficiency		(1,602)		(3,140)

For the years ended 31st December, 2003 and 2002 and for the period from 1st August, 2001 (the date of acquisition) through 31st December, 2001, we have recognized (US$0.1) million, US$0.7 million, and US$0.7 million, respectively, in equity earnings (losses) from the One&Only Kanuhura.

Harborside at Atlantis

Harborside at Atlantis constructs, sells and manages timeshare units on Paradise Island, The Bahamas. Construction was completed in February 2001 and sales of timeshare units began in May 2000. As of 31st December, 2003 and 2002, 89 per cent. and 64 per cent., respectively, of the timeshare units were sold. The following represents summarized financial information of Harborside at Atlantis as of and for the years ended 31st December, 2003, 2002 and 2001.

In thousands of US dollars		For the Year Ended 31st December, 2003		2002		2001
Revenues	$	43,818	$	37,411	$	35,371
Income (loss) from operations		6,136		(11,023)		1,372
Income (loss) before income taxes		6,659		(10,428)		1,372
Net income (loss)	$	6,659	$	(10,428)	$	1,372

In thousands of US dollars		As of 31st December, 2003		2002
Current assets	$	68,487	$	97,469
Non-current assets		22,955		9,255
Total assets		91,442		106,724
Current liabilities		48,739		99,356
Non-current liabilities		30,040		1,364
Shareholders' equity	$	12,663	$	6,004

For the years ended 31st December, 2003, 2002 and 2001, we have recognized US$3.3 million, US$(5.2) million, and US$0.5 million, respectively in equity earnings (losses) from Harborside at Atlantis. Included within equity in earnings (losses) from Harborside at Atlantis for the years ended 31st December, 2003 and 2002 are US$1.8 million and US$6.9 million, respectively, of charges which represent our share of construction remediation costs. The remediation costs for the year ended 31st December, 2003 have been reduced by the amount of insurance recovery realized by Harborside at Atlantis related to the settlement of the remediation claim of US$3.0 million, our portion of which is US$1.5 million.

Trading Cove New York

Through a wholly owned subsidiary, we own a 50 per cent. interest in, and are a managing member of, TCNY, along with Waterford Development New York, LLC. The following represents summarized information of TCNY as of 31st December, 2003 and 2002 and for the years ended 31st December, 2003, 2002 and 2001.

The Company increased its equity in losses of TCNY by expensing certain costs that TCNY capitalized due to the Company's evaluation of the uncertainty of the recoverability of such costs.

	For the Year Ended 31st December,		
In thousands of US dollars	2003	2002	2001
Total revenues and other income	$ 1	$ 11	$ 13
Total expenses	7	6	15
Net income (loss)	$ (6)	$ 5	$ (2)

	As of 31st December,	
In thousands of US dollars	2003	2002
Current assets	$ 295	$ 436
Non-current assets	9,798	7,353
Total assets	10,093	7,789
Current liabilities	147	137
Non-current liabilities	–	–
Members' equity	$ 9,946	$ 7,652

During the years ended 31st December, 2003, 2002 and 2001 we recognized US$1.1 million, US$1.0 million and US$0.9 million, respectively, of equity losses in TCNY.

Note 20 – Gain on Settlement of Territorial and Other Disputes

Majority Shareholder Reorganization

In July, 2001, we announced the restructuring of our then majority shareholder, Sun International Investments Limited (**SIIL**), and the resolution of certain matters, including a territorial dispute, with SIIL and certain of its shareholders (collectively the **Reorganization**). At the time of the Reorganization, SIIL and its shareholders beneficially owned approximately 67 per cent. of our issued and outstanding ordinary shares (the **Ordinary Shares**). SIIL was itself owned in equal thirds by Kersaf Investments Limited (**Kersaf**), Caledonia Investments PLC and World Leisure Group Limited, a company controlled by a Kerzner family trust. SIIL previously was governed by a shareholders' agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. In connection with the Reorganization, among other things, SIIL was dissolved and the shareholders' agreement governing SIIL was terminated. Accordingly, SIIL's shareholders obtained direct ownership of their Ordinary Shares. In addition, SIIL's shareholders agreed to certain standstill provisions in effect through June, 2006, pursuant to which each of them would refrain from proposing or consummating certain extraordinary corporate transactions involving the Company, including any merger or the sale of substantially all of our assets.

Pursuant to a registration rights and governance agreement executed in connection with the Reorganization, we granted certain registration rights to SIIL's shareholders in respect of the ordinary shares held by them, in part in order to facilitate the required sale of at least 2,000,000 of Kersaf's Ordinary Shares in a registered public offering, which requirement was satisfied on 12th December, 2002. We agreed that, after a transition period not to exceed one year from 30th June, 2001, we would cease, and we have ceased, using the names **Sun** and **Sun International**. In connection with the Reorganization, Kersaf agreed to pay us US$15.5 million. This was settled by a one-time cash payment of US$3.5 million and the issuance of a 5-year, US$12.0 million note, bearing interest at 9 per cent. per annum. In December, 2001, the principal amount of the note and accrued interest thereon was repaid in full. Of this amount, we recognized a US$1.5 million and US$5.1 million net gain on the settlement of this territorial dispute during the years ended 31st December, 2003 and 2002, respectively.

Subsequent Disputes and Settlement with Kersaf Investments Limited

As part of the Reorganization, the Company and Kersaf agreed to restructure certain agreements which included, among other things, an obligation for Kersaf to sell at least 2,000,000 shares of the Company's shares in a registered public offering, certain non-compete agreements, the continuation of an obligation of Kersaf to pay Kerzner an annual payment of approximately US$3.3 million (the **Contribution Payment**), and an agreement pursuant to which Kerzner was granted an interest in a proposed project in Port Ghalib, Egypt (the **Egypt Project**). In October, 2001, the Company filed a lawsuit against Kersaf and certain related entities in New York alleging, among other things, that Kersaf had breached its non-compete obligation. Kersaf and the Company executed a settlement agreement that resolved all of these outstanding matters on 1st November, 2002.

According to the settlement agreement, among other things, (i) Kersaf was obligated, and on 18th December, 2002 satisfied this obligation, to sell at least 2,000,000 shares in a registered public offering; (ii) Kersaf's obligation to make the Contribution Payment was terminated effective 1st December, 2002 and; (iii) Kersaf paid us US$32.1 million in December, 2002. Of this amount, US$18.0 million and US$21.3 million (which represents the future payments that were to be received over the original term of the underlying Mauritius management contracts) is classified as deferred revenue as of 31st December, 2003 and 2002, respectively. The long-term portion of US$14.6 million and US$18.0 million as of 31st December, 2003 and 2002, respectively, is included within deferred revenue and the current portion of US$3.4 million and US$3.3 million is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. These amounts will be recognized as other revenues over the term of the original underlying Mauritius management contracts, which extended through December, 2008. The remaining amount of US$9.4 million, net of US$1.4 million of direct legal expenses, was recognized in the fourth quarter of 2002 as an additional gain on settlement of territorial and other disputes. In exchange for this settlement, we agreed to terminate all existing lawsuits related to Kersaf and have released all parties from any related claims and we shall no longer have any interest in the Egypt Project.

Note 21 – Loss on Early Extinguishment of Debt

Pursuant to the adoption of the SFAS 145, we have reclassified the US$20.5 million extraordinary loss on early extinguishment of debt recognized during the year ended 31st December, 2002 in connection with the Company's refinancing of its long-term debt from an extraordinary loss to other expense in the accompanying consolidated statement of operations. Of this amount, US$14.6 million related to our repurchase and redemption of the entire outstanding balance of US$200 million principal amount of our 9 per cent. Senior Subordinated Notes. The remaining US$5.9 million related to the repurchase and redemption of our US$100 million principal amount of 8⅝ per cent. Senior Subordinated Notes. This loss consisted of the premium paid on the repurchase and redemption of the notes, the non-cash charge to write-off the balance of the related debt issuance costs, the remaining unamortized discount on the notes and other direct costs. The applicable net income tax effect was insignificant.

Note 22 – Income Taxes

A significant portion of our operations are located in The Bahamas where there are no income taxes. In 2003, 2002 and 2001, the income tax provisions relating to U.S. and other non-Bahamian operations were as follows:

	For the Year Ended 31st December,		
In thousands of US dollars	2003	2002	2001
Current:			
Federal	$ 7,917	$ 5,939	$ 3,502
State	3,393	2,341	1,462
Foreign	584	–	–
	11,894	8,280	4,964
Deferred:			
Federal	(11,732)	(8,184)	(3,874)
	$ 162	$ 96	$ 1,090

The effective tax rate on income varies from the statutory U.S. federal tax rate as a result of the following factors:

	For the Year Ended 31st December,		
In thousands of US dollars	2003	2002	2001
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Non-U.S.-source income	(25.4)	(37.0)	(29.2)
State tax cost	4.7	5.8	–
NOLs, extraordinary item and temporary differences for which a valuation allowance has been provided	–	12.8	–
Reduction of valuation allowance relating to prior years' operating loss utilized	(16.4)	(20.4)	(14.5)
Branch profit taxes and other taxes on U.S. services	–	–	8.8
Other	2.3	4.0	3.2
Effective tax rate	0.2%	0.2%	3.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the deferred tax assets and liabilities were as follows:

In thousands of US dollars	31st December, 2003	2002
Non-current deferred tax liabilities:		
Basis differences on property and equipment	$ –	$ (561)
Total deferred tax liabilities	–	(561)
Non-current deferred tax assets:		
NOL carryforwards	183,629	223,709
Basis differences on property and equipment	527	–
Basis differences on land held for investment, development or resale	3,961	4,104
Book reserves not yet deductible for tax return purposes	2,954	1,898
Tax credit carryforwards	3,216	2,677
Other	4,998	3,786
Total deferred tax assets	199,285	236,174
Valuation allowance for deferred tax assets	(188,812)	(229,494)
Deferred tax assets, net of valuation allowance	10,473	6,680
Non-current net deferred tax assets	$ 10,473	$ 6,119

Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance during 2003, 2002 and 2001 which resulted in a reduction to our provision for income taxes.

For federal income tax purposes, Kerzner International North America, Inc. (KINA), one of our wholly-owned subsidiaries, had net operating loss (NOL) carryforwards of approximately US$524.7 million at 31st December, 2003, of which US$247.2 million are unrestricted as to use. However, due to the change of ownership of KINA in 1996, US$277.5 million of these NOL carryforwards (the **Pre-Change NOLs**) are limited in their availability to offset our future taxable income. As a result of these limitations, approximately US$11.3 million of Pre-Change NOLs will become available for use each year through the year 2008, with an additional US$7.7 million becoming available in 2009. The remaining Pre-Change NOLs are expected to expire unutilized, including the US$61.0 million of Pre-Change NOLS that expired in 2003.

Our restricted NOL carryforwards expire as follows: US$36.6 million in 2005, US$23.5 million in 2006, and US$3.9 million in 2007. Our unrestricted NOLs expire as follows: US$26.7 million in 2007, US$56.5 million in 2008, US$8.0 million in 2011, US$57.0 million in 2012, US$32.4 million in 2019, US$17.7 million in 2020 and US$48.9 million in 2021.

Note 23 – Commitments and Contingencies

Lease Obligations

We lease office space in numerous locations throughout the United States and Europe for sales and marketing, public relations, tour operations and travel reservation services and other administrative services. These offices support our operations in The Bahamas. In addition, we have obligations under certain operating leases related to equipment acquired for our operations in The Bahamas.

Future minimum lease obligations under various non-cancelable operating leases with terms in excess of one year at 31st December, 2003 are as follows (in thousands of US dollars):

Year Ending 31st December,	
2004	$ 2,413
2005	1,912
2006	2,324
2007	1,819
2008	1,748
Thereafter	18,058
	$ 28,274

Casino License

The operations of casinos in The Bahamas are subject to regulatory controls. The operator must obtain a casino license and the license must be periodically renewed and is subject to revocation at any time.

Heads of Agreement

We have an agreement with the Bahamian government, which we refer to as the Heads of Agreement, that governs our gaming taxes and fees in The Bahamas and provides us with certain tax incentives to encourage us to further expand Atlantis, Paradise Island. On 26th May, 2003, we restated the Heads of Agreement in anticipation of the Atlantis, Paradise Island Phase III expansion as previously discussed in Note 1 – Organization and Basis of Presentation. The restated Heads of Agreement for the year ended 31st December, 2003 maintains the basic casino tax and fee structure, which was effective for the years ended 31st December, 2002 and 2001. Under this basic casino tax and fee structure we paid an annual license fee of US$100,000 per thousand square feet of casino space, a minimum annual casino win tax of US$4.3 million on all gaming win up to US$20.0 million, a 12.5 per cent. win tax on gaming win between US$20.0 million and US$120.0 million and a 10 per cent. gaming tax on all gaming win in excess of US$120.0 million. The Company is entitled to a US$5.0 million reduction to the annual casino license fees and a 45 per cent. credit against all win tax on gaming win between US$20.0 million and US$120.0 million. The casino win tax and annual license fee is included in gaming costs and expenses in the accompanying consolidated statements of operations and was US$11.5 million, US$12.2 million and US$10.9 million for the years ended 31st December, 2003, 2002 and 2001, respectively.

In order to secure the tax incentives described in the preceding paragraph, we are obligated to commence construction on aspects of Phase III-A by 31st December, 2003 and commence construction on the balance of Phase III-A by 30th June, 2004. In the event that we do not proceed with Phase III-B, there will be a proportionate scaling back of the casino fee and tax incentives.

As we commenced construction of Phase III-A by 31st December, 2003 the basic tax and fee structure was amended so that all gaming win in excess of US$20.0 million is subject to win tax of 10 per cent. and is effective for a period of 20 years after the earlier of the completion of the Phase III Expansion or 31st December, 2007. In addition, the 45 per cent. credit against all win tax shall become 50 per cent. against all win tax on gaming win over US$20.0 million. However, the 50 per cent. credit will not apply to gaming win in excess of US$175 million in any year through 2010 and US$200 million in each succeeding year. These credits also apply from the commencement of construction of Phase III-A in 2003, and shall extend for a period of 11 years from the Relevant Date, as defined.

The restated Heads of Agreement also provides for an extension of our joint marketing agreement with the Bahamian government pursuant to which the Bahamian government agreed to match our contribution, up to US$4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media to promote the destination and our Paradise Island properties, including the Phase III expansion. This joint marketing agreement will expire on 31st December, 2007.

The Heads of Agreement also required that Sun International Investment Limited (**SIIL**) control a majority of our board of directors until 30th June, 2004. As part of the restructuring of SIIL, we entered into a governance agreement with the shareholders of SIIL that, among other things, required us to submit to our shareholders an amendment to our articles of association that would set the term of our existing directors to expire at our annual general meeting in 2004. At our annual shareholders meeting in September, 2001, the amendment to our articles of association was adopted and our existing directors were elected to terms expiring in 2004.

Guarantees

As of 31st December, 2003, the Company had executed various guarantees. As discussed in Note 3 – Summary of Significant Accounting Policies, the Company has adopted the disclosure provisions of FIN 45 and has adopted the recognition and measurement provisions for any guarantees entered into or modifications to existing guarantees after 31st December, 2002. With respect to the Company's existing guarantee related to the One&Only Palmilla Resort, the fair value of US$2.8 million has been estimated and recorded as of 31st December, 2003 for our US$46.5 million guarantee entered into after 31st December, 2002 with the One&Only Palmilla Resort as discussed below. The fair value of the guarantee is included in other long-term liabilities in the accompanying consolidated 2003 balance sheet.

In connection with the One&Only Palmilla Resort operating agreement, we agreed that in the event that the One&Only Palmilla Resort obtained third-party debt financing for its planned redevelopment, we would guarantee certain amounts of such financing. The purpose of these guarantees was to assist the One&Only Palmilla Resort in obtaining financing for its redevelopment on commercially reasonable terms. On 1st August, 2003, the One&Only Palmilla Resort secured a senior credit facility (the **Senior Credit Facility**) in the amount of US$88.5 million, of which Kerzner has guaranteed US$46.5 million. In 2003, we have recorded the fair value of these guarantees in accordance with the provisions of FIN 45. We have agreed to provide these guarantees for a period ending no later than the later of (i) the date of repayment at maturity of the underlying obligations or (ii) three years from the date of the guarantee. As of 31st December, 2003, amounts outstanding under the Senior Credit Facility totaled US$86.4 million. In addition, to the extent that One&Only Palmilla incurs expenditures that we approve in excess of budgeted amounts and for which it is otherwise unable to obtain third-party financing, we have agreed to make unsecured subordinated loans to the One&Only Palmilla resort in the amount of such expenditures.

In connection with our purchase of a 25 per cent. initial equity interest in the One&Only Kanuhura, we were required to guarantee certain of its obligations, totaling US$10.7 million to its other shareholders.

We are not obligated under these guarantees unless the property's senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until Kanuhura repays certain senior debt owed to us. As of 31st December, 2003, the amount of senior debt owed to us was US$3.6 million, excluding accrued interest. Our obligations under these guarantees expire when the underlying obligations are repaid. Upon our having to satisfy these guarantees, we shall be deemed to have made a loan to the One&Only Kanuhura on the same terms of the underlying note that was satisfied.

Commitment with Reethi Rah Resort Pvt. Ltd.

On 4th December, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd and various other financial institutions (the **Senior Lenders**). The agreement obligates Kerzner to make completion loans (in an amount not to exceed US$35.0 million) and operating loans (in an amount not to exceed US$3.0 million per year, for a four-year period). The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The purpose of the operating loans is to provide working capital on a standby basis to the new resort once it has opened. Among other conditions, Kerzner is not obligated to make any completion loan after the resort has opened or until Reethi Rah Resort Pvt Ltd has borrowed a minimum of US$20.0 million

from the Senior Lenders. Kerzner is not obligated to make any operating loans unless, among other conditions, the resort has opened for business to the general public. Once made, both the completion loans and the operating loans will be subordinated to all other loans made to the borrower by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property. As of 31st December, 2003 the Company had US$15.4 million of completion loans outstanding, excluding accrued interest, to the resort.

As a condition to entering into the senior subordinated credit agreement, we obtained a personal guarantee from Mohamed Adil, an indirect holder of the majority of outstanding shares in Reethi Rah Resort Pvt Ltd., pursuant to which Mr. Adil unconditionally guaranteed all of the payment and performance obligations of Reethi Rah Resort Pvt Ltd. to Kerzner under the senior subordinated credit agreement and certain other agreements relating to the resort. Reethi Rah Resort Pvt Ltd. also granted us a security interest in substantially all of the assets that will comprise the new resort, including a long-term lease that Reethi Rah Resort Pvt Ltd. has obtained from the government of the Maldives.

Atlantis, The Palm Commitment

In September, 2003, we entered into agreements to form a joint venture with Nakheel LLC, a government-owned entity (Nakheel), in Dubai to develop Atlantis, The Palm. The first phase of the project will include a resort and an extensive water theme park situated on beachfront property. Atlantis, The Palm will be located on The Palm, Jumeirah, a land reclamation project in Dubai. We and Nakheel have each agreed to invest US$60 million in the form of equity financing to the project, with the balance of the financing, which may include an equity component, expected to be raised at the project level. As part of the transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

Executive and Employee Bonus Plans

In 1998, we created a bonus plan for certain of our executives that was payable based upon the attainment of specified earnings per share. A portion of the bonus was payable in ordinary shares that vested over a three-year period. The compensation expense related to the 1998 bonus plan amounted to US$0, US$0 and US$0.6 million for the years ended 31st December, 2003, 2002 and 2001, respectively. During the year ended 31st December, 2002, 32,000 shares of restricted stock were exercised. The bonus plan in effect for the years 2001 through 2002 does not provide for the issuance of Ordinary Shares.

Effective for the years 2003, 2002 and 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of earnings or earnings per share, and such bonuses are calculated as a percentage of each individual's salary. Such percentage is based on, among other things, each employee's level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 80 per cent. of the respective employee's base salary. Bonuses ranging from 4 per cent. to 54 per cent. were granted in 2003 to our officers and employees. The compensation expense related to this bonus plan amounted to US$13.8 million, US$17.0 million and US$3.2 million for the years ended 31st December, 2003, 2002 and 2001, respectively.

Litigation, Claims and Assessments

The Company is involved in certain litigation and claims incidental to its business. The Company does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying consolidated financial statements.

Note 24 – Segment Information

SFAS No. 131 "Disclosures about Segments of an Enterprise Related Information" requires the disclosure of information regarding our operations based upon how management makes operating decisions and assesses the performance of such segments and certain information about geographic areas. We develop and operate premier resort casinos and other properties throughout the world and manage our business in three segments: Destination Resorts, Gaming and One&Only. Our Destination Resorts segment is currently our largest and most important segment from both a gross revenue and net income perspective. Management previously viewed the Company as operating solely in one business segment – the resort and casino business – which was conducted in various geographical areas. However, in 2003, as our businesses grew and evolved, management began to view the Company as operating in three distinct segments.

Our Destination Resorts segment includes our flagship mega-resort property, Atlantis, Paradise Island, our tour operator which supports Atlantis, Paradise Island, PIV, Inc., and our 50 per cent. investment in Harborside at Atlantis. In addition, management expects that our future growth will further define and reinforce these segments. Accordingly, commencing with our 2003 consolidated financial statements, we will report our business in three segments: the Destination Resorts segment, the Gaming segment, and the One&Only segment. In addition, once we begin development and finalize a joint venture with Nakheel LLC, an entity owned by the government of Dubai, the Destination Resorts segment will include Atlantis, The Palm, which is expected to include a resort and an extensive water theme park located on the Palm, Jumeirah, a land reclamation project in Dubai, United Arab Emirates. The Gaming segment consists of relinquishment and development fee income from Mohegan Sun in Uncasville, Connecticut, Resorts Atlantic City (which we owned until 25th April, 2001) and the costs associated with the potential development of a casino complex located in the greater London area and Northampton. The One&Only segment is comprised of our luxury resort hotel businesses which consist of premier properties that primarily operate in the five-star deluxe end of the resort market. The One&Only segment includes the One&Only Ocean Club located on Paradise Island, The Bahamas, and resorts located in Mauritius, the Maldives, Mexico and Dubai. We have also entered into agreements to develop and manage a second property in the Maldives, a property on the Victoria & Alfred Waterfront in Cape Town, South Africa and a property in Havana, Cuba, all of which will be operated under the One&Only brand. As each segment operates in various geographic areas, they are delineated within the tables that follow.

We evaluate the performance of our segments based on their respective revenues generated after direct operating costs, and depreciation and amortization attributable to each segment which we refer to as their contribution to net income. Corporate expenses, interest income and expense, income taxes and other income and expenses are not allocated to the segments but are separately evaluated. The accounting policies of these reportable segments are the same as those disclosed in Note 3 – Summary of Significant Accounting Policies.

The following tables are an analysis of net revenues, contribution to consolidated net income and total assets, depreciation and amortization of goodwill and capital additions by segment:

A. Net revenues

	For The Year Ended 31st December,		
	2003	2002	2001
Destination Resorts:			
Atlantis, Paradise Island(1)			
Hotel and other	$ 350,115	$ 347,707	$ 325,692
Insurance recovery	2,819	1,100	2,000
Casino	138,587	129,916	116,490
	491,521	478,723	444,182
Tour operations	28,875	29,026	26,091
Gross revenues	520,396	507,749	470,273
Less: promotional allowances	(23,579)	(22,210)	(22,778)
	496,817	485,539	447,495
Gaming:			
Connecticut(2)	1,755	1,326	2,873
United Kingdom	–	–	–
New Jersey(3)			
Casino	–	–	72,417
Hotel and other	–	–	12,496
Gross Revenue	–	–	87,786
Less: promotional allowances	–	–	(17,995)
	1,755	1,326	69,791
One&Only:			
Ocean Club	34,186	31,200	26,165
Other resorts(4)	11,575	8,817	8,003
	45,761	40,017	34,168
Real estate related – Ocean Club Estates	–	–	9,771
Other segments	16,999	16,480	14,211
Net revenues	$ 561,332	$ 543,362	$ 575,436

(1) Consists of revenues from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and marketing fee income from our 50 per cent. owned timeshare, Harborside at Atlantis.

(2) Consists of development and other fees related to the Mohegan Sun, a casino and entertainment complex.

(3) Consists of revenue from Resorts, Atlantic City. The Company sold RIH on 25th April, 2001 and accordingly, excluded the results of operations of Resorts, Atlantic City subsequent to that date.

(4) Consists of management and development fees from the Company's One&Only resort businesses located in Mauritius, Mexico, Dubai and the Maldives.

B. Contribution to net income

	For The Year Ended 31st December,		
	2003	2002	2001
Destination Resorts:			
Atlantis, Paradise Island(1)	$ 93,788	$ 77,514	$ 66,050
Gaming:			
Connecticut(2)	35,715	31,367	27,136
United Kingdom	(329)	–	–
New Jersey(3)	–	–	7,595
	35,386	31,367	34,731
One&Only:			
Ocean Club	4,720	3,999	1,447
Other resorts(4)			
Management, development and other fees	10,292	8,817	8,003
Direct expenses	(12,187)	(8,061)	(1,944)
Equity in earnings (losses) of associated companies	(2,565)	934	2,588
	260	5,689	10,094
General corporate	(33,928)	(26,119)	(20,848)
Restructuring (costs) reversal	–	1,000	(5,732)
Real estate related – Ocean Club Estates	–	–	6,906
Gain on net assets held for sale	–	–	2,232
Interest income	3,394	3,419	5,301
Interest expense, net of capitalization	(29,264)	(39,104)	(60,375)
Gain on settlement of territorial and other disputes	1,479	14,459	–
Loss on early extinguishment of debt, net of income tax effect	–	(20,525)	–
Other, net	(686)	60	–
Provision for income taxes	(162)	(96)	(1,090)
Income (loss) from discontinued operations, net of income tax	1,305	(8,061)	(4,608)
Net income	$ 71,572	$ 39,603	$ 32,661

(1) Consists of earnings before interest and taxes from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and marketing fee income and equity in earnings (losses) from our 50 per cent. owned timeshare, Harborside at Atlantis.

(2) Consists of relinquishment fees – equity earnings in TCA, development and other fees related to the Mohegan Sun, a casino and entertainment complex.

(3) Consists of the results of operations of Resorts Atlantic City. The Company sold RIH on 25th April, 2001 and accordingly, excluded the results of operations of Resorts Atlantic City subsequent to that date.

(4) Consists of management, development and other fees and equity in earnings (losses) in associated companies from the Company's One&Only resort businesses located in Mauritius, Mexico, Dubai and the Maldives.

C. Total assets, depreciation and amortization of goodwill and capital additions

	As of 31st December, 2003	Year Ended 31st December, 2003	
	Total Assets	Depreciation and Amortization	Capital Additions
Destination Resorts:			
Atlantis, Paradise Island(1)	$ 1,129,988	$ 50,996	$ 46,707
Gaming:			
Connecticut(3)	14,654	–	–
United Kingdom	1,748	1	2,276
	16,402	1	2,276
One&Only:			
One&Only Ocean Club	63,009	3,678	802
One&Only Other Resorts(2)	81,077	247	476
	144,086	3,925	1,278
General Corporate	165,452	860	588
	$ 1,455,928	$ 55,782	$ 50,849

	As of 31st December, 2002	Year Ended 31st December, 2002	
	Total Assets	Depreciation and Amortization	Capital Additions
Destination Resorts:			
Atlantis, Paradise Island(1)	$ 1,093,203	$ 50,709	$ 37,729
Gaming:			
Connecticut(3)	15,398	–	–
United Kingdom	–	–	–
One&Only:			
One&Only Ocean Club	66,158	3,951	596
One&Only Other Resorts(2)	69,902	69	721
	136,060	4,020	1,317
General Corporate	150,378	757	478
	$ 1,395,039	$ 55,486	$ 39,524

	Year Ended 31st December, 2001	
	Depreciation and Amortization	Capital Additions
Destination Resorts:		
Atlantis, Paradise Island	$ 46,477	$ 54,003
Gaming:		
Connecticut	–	–
United Kingdom	–	–
One&Only:		
One&Only Ocean Club	3,602	11,879
One&Only Other Resorts	83	29
	3,685	11,908
General Corporate	848	1,679
	$ 51,010	$ 67,590

(1) Includes assets from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and the Company's investment in Harborside at Atlantis.

(2) Includes our investments in associated companies related to the Company's One&Only resort businesses located in Mauritius, Mexico and the Maldives.

(3) Includes our 50 per cent. investment in TCA.

Note 25 – Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

We used the following methods and assumptions in estimating fair value disclosures for financial instruments: (a) cash and cash equivalents, receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: the amounts reported in the accompanying consolidated balance sheets approximate fair value due to the nature and short-term maturities of such assets and liabilities; (b) fixed-rate debt: fixed rate debt is valued based upon published market quotations, as applicable (the fair value of our fixed rate debt at 31st December, 2003 was approximately US$443.9 million as compared to its carrying value of US$417.1 million and the fair value of our fixed rate debt at 31st December, 2002 was approximately US$421.8 million as compared to its carrying value of US$425.3 million); (c) swap agreements: the fair value of our swap agreements was determined from the representations of financial institutions. The fair value of our swap agreements at 31st December, 2003 and 2002 equal their carrying value of US$11.8 million and US$19.6 million, respectively, and are included in deferred charges and other assets in the accompanying consolidated balance sheets.

Note 26 – Supplemental Condensed Consolidating Financial Information

Our 8⅞% Senior Subordinated Notes were co-issued by the Company and one of its wholly owned subsidiaries, KINA. The 8⅞ per cent. Senior Subordinated Notes are guaranteed by substantially all of our wholly owned subsidiaries (the **Subsidiary Guarantors**) and are jointly and severally irrevocably and unconditionally guaranteed. Separate financial statements of the Subsidiary Guarantors are not presented because we have determined that they would not be material to investors. The following supplemental financial information sets forth condensed consolidating balance sheets, statements of operations and statements of cash flows for each of the co-issuers of the 8⅞ per cent. Senior Subordinated Notes, Kerzner and KINA, and, on a combined basis, for the Subsidiary Guarantors. Kerzner's non-guarantor subsidiaries are minor and, therefore, are not separately presented.

Condensed consolidating balance sheet at 31st December, 2003

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 143	$ 17,026	$ 39,207	$ 3,856	$ 60,232
Restricted cash	–	–	1,445	–	1,445
Trade receivables, net	61	69	38,084	183	38,397
Due from affiliates	259,366	21,923	(265,790)	(1,550)	13,949
Inventories	–	–	10,418	–	10,418
Prepaid expenses and other assets	125	657	20,881	(6,303)	15,360
Total current assets	259,695	39,675	(155,755)	(3,814)	139,801
Property and equipment, net	–	52,862	1,077,231	23,911	1,154,004
Due from affiliates – non-current	19,889	200,000	(185,047)	–	34,842
Deferred tax asset, net	–	10,473	–	–	10,473
Deferred charges and other assets, net	10,971	9,643	13,042	–	33,656
Investment in subsidiaries	566,984	10	–	(566,994)	–
Investment in associated companies	1,864	–	87,534	(6,246)	83,152
Total assets	$ 859,403	$ 312,663	$ 837,005	$ (553,143)	$ 1,455,928
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current maturities of long-term debt	$ –	$ –	$ 304	$ –	$ 304
Accounts payable and accrued liabilities	7,974	22,603	144,130	(2,474)	172,233
Capital creditors	–	–	4,639	–	4,639
Total current liabilities	7,974	22,603	149,073	(2,474)	177,176
Deferred revenue	–	–	14,652	–	14,652
Other long-term liabilities	–	4,561	2,729	–	7,290
Long-term debt, net of current maturities	11,839	405,251	130	–	417,220
Total liabilities	19,813	432,415	166,584	(2,474)	616,338
Shareholders' equity	839,590	(119,752)	670,421	(550,669)	839,590
Total liabilities and shareholders' equity	$ 859,403	$ 312,663	$ 837,005	$ (553,143)	$ 1,455,928

Condensed consolidating balance sheet at 31st December, 2002

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 1,398	$ 2,996	$ 26,475	$ 3,143	$ 34,012
Restricted cash	–	–	4,842	–	4,842
Trade receivables, net	61	1,186	42,024	(157)	43,114
Due from affiliates	239,820	40,071	(258,878)	–	21,013
Inventories	–	–	8,969	–	8,969
Prepaid expenses and other assets	57	73	14,182	–	14,312
Total current assets	241,336	44,326	(162,386)	2,986	126,262
Property and equipment, net	–	53,925	1,034,539	23,911	1,112,375
Notes receivable	13,600	–	120	–	13,720
Due from affiliates – non-current	4,925	200,000	(180,546)	–	24,379
Deferred tax asset, net	–	6,119	–	–	6,119
Deferred charges and other assets, net	19,574	8,614	8,110	–	36,298
Investment in subsidiaries	494,756	10	–	(494,766)	–
Investment in associated companies	2,393	–	80,518	(7,025)	75,886
Total assets	$ 776,584	$ 312,994	$ 780,355	$ (474,894)	$ 1,395,039
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current maturities of long-term debt	$ –	$ 19	$ 256	$ –	$ 275
Accounts payable and accrued liabilities	27,989	20,246	94,503	2,986	145,724
Capital creditors	–	–	1,538	–	1,538
Total current liabilities	27,989	20,265	96,297	2,986	147,537
Deferred revenue	–	–	18,028	–	18,028
Other long-term liabilities	–	148	2,549	–	2,697
Long-term debt, net of current maturities	19,574	405,726	72,456	–	497,756
Total liabilities	47,563	426,139	189,330	2,986	666,018
Shareholders' equity	729,021	(113,145)	591,025	(477,880)	729,021
Total liabilities and shareholders' equity	$ 776,584	$ 312,994	$ 780,355	$ (474,894)	$ 1,395,039

Condensed consolidating statement of operations for the year ended 31st December, 2003

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ –	$ –	$ 525,773	$ (4,732)	$ 521,041
Less: promotional allowances	–	–	(23,579)	–	(23,579)
	–	–	502,194	(4,732)	497,462
Tour operations	–	–	40,790	–	40,790
TCA development and other fees	–	–	1,755	–	1,755
Management and other fees	–	17,558	(4,136)	–	13,422
Insurance recovery	–	–	2,819	–	2,819
Other	–	1,816	3,268	–	5,084
Affiliated sales	–	–	10,143	(10,143)	–
	–	19,374	556,833	(14,875)	561,332
Equity in subsidiaries earnings	71,362	–	–	(71,362)	–
Expenses:					
Casino and resort expenses	–	(6)	284,622	(13,261)	271,355
Tour operations	–	–	35,420	(14)	35,406
Selling, general and administrative	(275)	1,184	102,471	(2,543)	100,837
Management fee	1,400	–	(1,400)	–	–
Corporate expenses	5,401	11,034	19,882	943	37,260
Gain on replacement of damaged assets	–	–	(2,514)	–	(2,514)
Depreciation and amortization	–	49	55,733	–	55,782
	6,526	12,261	494,214	(14,875)	498,126
Relinquishment fees – equity earnings in TCA	–	–	33,960	–	33,960
Income (loss) from operations	64,836	7,113	96,579	(71,362)	97,166
Other income (expenses):					
Interest income	1,793	175	1,426	–	3,394
Interest expense, net of capitalization	9,103	(36,009)	(2,358)	–	(29,264)
Affiliated interest income	(9,103)	18,278	(1)	(9,174)	–
Affiliated interest expense	–	–	(9,174)	9,174	–
Equity in losses of associated companies	(51)	–	(269)	–	(320)
Gain on settlement of territorial and other disputes	1,479	–	–	–	1,479
Other, net	(775)	104	(15)	–	(686)
Income (loss) from continuing operations before income taxes and minority interest	67,282	(10,339)	86,188	(71,362)	71,769
Benefit (provision) for income taxes	–	3,732	(3,894)	–	(162)
Minority interest	–	–	(1,340)	–	(1,340)
Income (loss) from continuing operations	67,282	(6,607)	80,954	(71,362)	70,267
Income (loss) from discontinued operations, net of income tax effect	4,290	–	(2,985)	–	1,305
Net income (loss)	$ 71,572	$ (6,607)	$ 77,969	$ (71,362)	$ 71,572

Condensed consolidating statement of operations for the year ended 31st December, 2002

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ –	$ –	$ 512,025	$ (4,781)	$ 507,244
Less: promotional allowances	–	–	(22,210)	–	(22,210)
	–	–	489,815	(4,781)	485,034
Tour operations	–	–	41,063	–	41,063
TCA development and other fees	–	–	1,326	–	1.326
Management and other fees	–	16,801	(6,405)	–	10,396
Insurance recovery	–	–	1,100	–	1,100
Other	–	1,280	3,163	–	4,443
Affiliated sales	–	–	10,339	(10,339)	–
	–	18,081	540,401	(15,120)	543,362
Equity in subsidiaries earnings	39,262	–	–	(39,262)	–
Expenses:					
Casino and resort expenses	–	–	279,646	(12,843)	266,803
Tour operations	–	–	36,772	(5)	36,767
Selling, general and administrative	2,361	1,297	90,074	(2,272)	91,460
Management fee	1,100	–	(1,100)	–	–
Corporate expenses	5,771	9,095	14,361	–	29,227
Depreciation and amortization	–	75	55,411	–	55,486
Restructuring reversal	–	–	(1,000)	–	(1,000)
	9,232	10,467	474,164	(15,120)	478,743
Relinquishment fees – equity earnings in TCA	–	–	30,041	–	30,041
Income (loss) from operations	30,030	7,614	96,278	(39,262)	94,660
Other income (expenses):					
Interest income	1,474	704	1,241	–	3,419
Interest expense, net of capitalization	(846)	(36,638)	(1,620)	–	(39,104)
Affiliated interest income	1,046	18,249	–	(19,295)	–
Affiliated interest expense	–	–	(19,295)	19,295	–
Equity in losses of associated companies	(658)	–	(4,551)	–	(5,209)
Gain on settlement of territorial and other disputes	14,459	–	–	–	14,459
Loss on early extinguishment of debt	(5,901)	(14,624)	–	–	(20,525)
Other, net	–	(158)	218	–	60
Income (loss) from continuing operations before income taxes	39,604	(24,853)	72,271	(39,262)	47,760
Benefit (provision) for income taxes	(1)	2,238	(2,333)	–	(96)
Income (loss) from continuing operations	39,603	(22,615)	69,938	(39,262)	47,664
Loss from discontinued operations, net of income tax effect	–	–	(8,061)	–	(8,061)
Net income (loss)	$ 39,603	$ (22,615)	$ 61,877	$ (39,262)	$ 39,603

Condensed consolidating statement of operations for the year ended 31st December, 2001

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ –	$ –	$ 558,141	$ (6,289)	$ 551,852
Less: promotional allowances	–	–	(40,773)	–	(40,773)
	–	–	517,368	(6,289)	511,079
Tour operations	–	–	36,348	–	36,348
TCA development and other fees	–	–	2,873	–	2,873
Management and other fees	–	15,087	(5,677)	–	9,410
Real estate related	–	–	9,771	–	9,771
Insurance recovery	–	–	2,000	–	2,000
Other	–	893	3,062	–	3,955
Affiliated sales	–	–	9,742	(9,742)	–
	–	15,980	575,487	(16,031)	575,436
Equity in subsidiary earnings	39,636	–	–	(39,636)	–
Expenses:					
Casino and resort expenses	–	664	316,323	(14,377)	302,610
Tour operations	–	–	32,061	(20)	32,041
Selling, general and administrative	–	1,237	89,461	(1,634)	89,064
Management fee	634		(634)	–	–
Real estate related	–	–	2,865	–	2,865
Corporate expenses	3,006	6,716	15,384	–	25,106
Depreciation and amortization	–	124	50,886	–	51,010
Restructuring costs	–	–	5,732	–	5,732
Pre-opening expenses	–	–	2,280	–	2,280
Gain on net assets held for sale	–	–	(2,232)	–	(2,232)
	3,640	8,741	512,126	(16,031)	508,476
Relinquishment fees – equity earnings in TCA	–	–	24,263	–	24,263
Income (loss) from operations	35,996	7,239	87,624	(39,636)	91,223
Other income (expense):					
Interest income	742	4,296	263	–	5,301
Interest expense, net of capitalization	(10,938)	(27,736)	(21,701)	–	(60,375)
Affiliated interest income	7,575	6,931	(1)	(14,505)	–
Affiliated interest expense	–	–	(14,505)	14,505	–
Equity in earnings (losses) of associated companies	(714)	–	2,924	–	2,210
Income (loss) from continuing operations before income taxes	32,661	(9,270)	54,604	(39,636)	38,359
Benefit (provision) for income taxes	–	3,095	(4,185)	–	(1,090)
Income (loss) from continuing operations	32,661	(6,175)	50,419	(39,636)	37,269
Loss on discontinued operations, net of income tax effect	–	–	(4,608)	–	(4,608)
Net income (loss)	$ 32,661	$ (6,175)	$ 45,811	$ (39,636)	$ 32,661

Condensed consolidating statement of cash flows for the year ended 31st December, 2003

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net cash provided by (used in) continuing operations	$ (17,874)	$ (8,776)	$ 158,080	$ 713	$ 132,143
Cash provided by discontinued operations	–	–	523	–	523
Net cash provided by (used in) operating activities	(17,874)	(8,776)	158,603	713	132,666
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	–	(14)	(50,835)	–	(50,849)
Net proceeds from the sale of other assets	–	848	251	–	1,099
Acquisition of tour operator, net of cash acquired	–	–	1,384	–	1,384
Acquisition of Club Mediterranee (Bahamas) Limited	–	–	(20,049)	–	(20,049)
Deposit and purchase of land and casino license	–	–	(6,147)	–	(6,147)
Proceeds received for repayment of notes receivable	13,339	–	70		13,409
Deposit received	–	–	1,250	–	1,250
Advances to affiliates, net of repayments	(36,782)	21,991	2,738	–	(12,053)
Costs of business acquisitions, management and development agreements	–	–	(2,115)	–	(2,115)
Sale of debt and equity interest in the One&Only Kanuhura	1,464	–	–	–	1,464
Net cash provided by (used in) investing activities	(21,979)	22,825	(73,453)	–	(72,607)
Cash flows from financing activities:					
Proceeds from the exercise of share options	39,007	–	–	–	39,007
Borrowings	–	–	29,600	–	29,600
Cancellation of ordinary shares	(408)	–	–	–	(408)
Debt issuance and modification costs	–	–	(140)	–	(140)
Repayment of borrowings	–	(19)	(101,879)	–	(101,898)
Net cash provided by (used in) financing activities	38,599	(19)	(72,419)	–	(33,839)
Increase (decrease) in cash and cash equivalents	(1,254)	14,030	12,731	713	26,220
Cash and cash equivalents at beginning of period	1,398	2,996	26,475	3,143	34,012
Cash and cash equivalents at end of period	$ 144	$ 17,026	$ 39,206	$ 3,856	$ 60,232

Condensed consolidating statement of cash flows for the year ended 31st December, 2002

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net cash provided by (used in) continuing operations	$ 9,314	$ (7,332)	$ 135,088	$ (2,181)	$ 134,889
Cash used in discontinued operations	–	–	(7,619)	–	(7,619)
Net cash provided by (used in) operating activities	9,314	(7,332)	127,469	(2,181)	127,270
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	–	(14)	(39,510)	–	(39,524)
Net proceeds from sale of other assets	–	–	126	–	126
Purchase of notes receivable	(13,704)	–	–	–	(13,704)
Proceeds received for repayment of notes receivable	–	18,018	–	–	18,018
Deposit received	4,500	–	–	–	4,500
Advances to affiliates, net of repayments	87,021	(1,389)	(85,890)	–	(258)
Acquisition of equity interest in associated company	–	–	(40,812)	–	(40,812)
Deferred contract acquisition costs	–	–	(214)	–	(214)
Other	–	(158)	(120)	–	(278)
Net cash provided by (used in) investing activities	77,817	16,457	(166,420)	–	(72,146)
Cash flows from financing activities:					
Proceeds from the exercise of share options	14,702	–	–	–	14,702
Proceeds from issuance of debt	–	206,000	–	–	206,000
Borrowings	–	–	111,000	–	111,000
Cancellation of ordinary shares	(365)	–	–	–	(365)
Debt issuance and modification costs	–	(4,301)	(364)	–	(4,665)
Early redemption of debt	(104,135)	(209,000)	–	–	(313,135)
Repayment of borrowings	–	(70)	(63,213)	–	(63,283)
Net cash provided by (used in) financing activities	(89,798)	(7,371)	47,423	–	(49,746)
Increase (decrease) in cash and cash equivalents	(2,667)	1,754	8,472	(2,181)	5,378
Cash and cash equivalents at beginning of period	4,065	1,242	18,003	5,324	28,634
Cash and cash equivalents at end of period	$ 1,398	$ 2,996	$ 26,475	$ 3,143	$ 34,012

Condensed consolidating statement of cash flows for the year ended 31st December, 2001

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net cash provided by (used in) continuing operations	$ 2,044	$ (7,014)	$ 72,624	$ 34,393	$ 102,047
Cash used in discontinued operations	–	–	(7,379)	–	(7,379)
Net cash provided by (used in) operating activities	2,044	(7,014)	65,245	34,393	94,668
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	–	(400)	(67,190)	–	(67,590)
Net proceeds from the sale of other assets	–	2,196	351	–	2,547
Proceeds received from the sale of Resorts Atlantic City, net	–	120,850	2,664	–	123,514
Proceeds received from repayment of note receivable	12,000	–	–	–	12,000
Advances to affiliates, net of repayments	54,520	(228,352)	179,180	(14,043)	(8,695)
Acquisition of equity interest in associated companies	(3,768)	–	–	–	(3,768)
Other	–	–	(432)	–	(432)
Net cash provided by (used in) investing activities	62,752	(105,706)	114,573	(14,043)	57,576
Cash flows from financing activities:					
Proceeds from the exercise of share options	7,934	–	–	–	7,934
Proceeds from issuance of debt	–	200,000	–	–	200,000
Borrowings	–	–	103,500	–	103,500
Debt issuance and modification costs	(500)	(6,250)	(2,055)	–	(8,805)
Repayment of borrowings	(68,270)	(79,063)	(301,403)	–	(448,736)
Net cash used in financing activities	(60,836)	114,687	(199,958)	–	(146,107)
Increase (decrease) in cash and cash equivalents	3,960	1,967	(20,140)	20,350	6,137
Cash and cash equivalents at beginning of period	105	(725)	38,143	(15,026)	22,497
Cash and cash equivalents at end of period	$ 4,065	$ 1,242	$ 18,003	$ 5,324	$ 28,634

Note 27 – Subsequent Event

Wembley Investment

On 10th March, 2004, we announced that we entered into a joint venture, BLB Investors, with an affiliate of Starwood and an affiliate of Waterford for the purpose of acquiring an interest in Wembley, which owns gaming and track operations in the United States and race tracks in the United Kingdom. Wembley's United States operations include its flagship property, Lincoln Park in Rhode Island, where it owns a greyhound racetrack.

BLB Investors, which is 25 per cent. owned by us, 25 per cent. owned by Waterford, and 50 per cent. owned by Starwood, acquired on 10th March, 2004 from funds managed by Active Value Fund Managers Limited (**Active Value**) 2,811,108 shares of Wembley's issued share capital. Our proportionate share of this investment was approximately US$10.2 million. BLB Investors also entered into other arrangements with Active Value on 10th March and 18th March relating to the purchase of Active Value's remaining 4,921,392 shares of Wembley's issued share capital, which could increase its total holdings in Wembley up to approximately 22 per cent. (subject in all cases to necessary notifications and filings and waiting periods expiring under the Hart-Scott-Rodino Antitrust Improvements Act of 1976).

APPENDIX V
Additional information

1. **Responsibility**

(a) The BLB Acquisition Directors, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document, other than that relating to the Wembley Group, the Wembley Directors and their immediate families. To the best of the knowledge and belief of the BLB Acquisition Directors (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The Wembley Directors, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document relating to the Wembley Group, the Wembley Directors and their immediate families. To the best of the knowledge and belief of the Wembley Directors (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. **Directors**

(a) The BLB Acquisition Directors are as follows:

Barry Sternlicht;

Madison Grose;

Butch Kerzner; and

Len Wolman.

The registered office of BLB Acquisition is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States of America.

The business addresses of the BLB Acquisition Directors are as follows:

Barry Sternlicht – Starwood, 591 West Putnam Avenue, Greenwich, CT 06830, United States of America;

Madison Grose – Starwood, 591 West Putnam Avenue, Greenwich, CT 06830, United States of America;

Butch Kerzner – Kerzner, Coral Towers, 3rd Floor, Casino Drive, Paradise Island, Bahamas; and

Len Wolman – Waterford, 914 Harford Turnpike, Waterford, CT 06385, United States of America.

(b) The Wembley Directors are as follows:

Claes Hultman;

Mark Elliott;

Neil Chisman; and

Peter Harris.

The registered office of Wembley and the business address of each of the Wembley Directors is Wembley plc, Elvin House, Stadium Way, Wembley HA9 0DW.

3. **Market quotations**

The following table shows the closing middle market quotations of Wembley Shares, as derived from the Daily Official List, for the first business day in each of the six months

immediately prior to the date of this document, for 26th January, 2004 (being the last business day prior to commencement of the Offer Period) and for 28th April, 2004 (being the latest practicable date prior to the date of this document):

Date	Share price (p)
3rd November, 2003	507.5
1st December, 2003	561.0
2nd January, 2004	600.0
26th January, 2004	612.5
2nd February, 2004	755.0
1st March, 2004	766.0
1st April, 2004	858.5
28th April, 2004	888.5

4. **Shareholdings and dealings**

For the purposes of this Appendix:

(i) **arrangement** includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing;

(ii) **associate** means:

(1) subsidiaries and associated companies of Wembley or BLB Acquisition, as the case may be, and companies of which any such subsidiaries or associated companies are associated companies;

(2) banks, financial and other professional advisers (including stockbrokers) to Wembley or BLB Acquisition, as the case may be, or a company covered in (1) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

(3) the Wembley Directors or, as the case may be, the BLB Acquisition Directors and the directors of any company covered in (1) above (together in each case with their close relatives and related trusts);

(4) the pension funds of Wembley or a company covered in (1) above; and

(5) an investment company, unit trust or other person whose investments an associate (as otherwise defined in this paragraph 4(ii)) manages on a discretionary basis, in respect of the relevant investment accounts;

(iii) references to a **bank** do not apply to a bank whose sole relationship with BLB Acquisition or, as the case may be, Wembley or a company covered in paragraph 4(ii) above, is the provision of normal commercial banking services or such activities in connection with the Offer as handling acceptances and other registration work;

(iv) **derivative** includes any financial product whose value, in whole or part, is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities;

(v) **disclosure period** means the period commencing on 27th January, 2003 (the date 12 months prior to the commencement of the Offer Period) and ending on 28th April, 2004 (the latest practicable date prior to the date of this document);

(vi) **relevant securities** means Wembley Shares and securities convertible into, rights to subscribe for, options (including traded options) in respect of and derivatives referenced to any of the foregoing;

(vii) ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associate company status and **control** means a holding or aggregate holdings of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holdings gives *de facto* control; and

(viii) to the extent that any dealings are disclosed by a person deemed to be acting in concert with BLB Acquisition following the announcement of the Offer and before the Offer becomes or is declared unconditional in all respects, details of such dealings will be put on display at the offices of Allen & Overy, One New Change, London EC4M 9QQ.

(a) Shareholdings and dealings in Wembley

(i) As at the last day of the disclosure period, BLB Investors owned or controlled 7,732,500 Wembley Shares.

(ii) The interests of the Wembley Directors, Nigel Potter (the former Chief Executive of Wembley) and (so far as the Wembley Directors are aware, having made due and careful enquiry) their immediate families and connected persons (within the meaning of section 346 of the Companies Act), all of which are beneficial unless otherwise stated, in the share capital of Wembley (as shown in the register required to be kept under section 325 of the Companies Act or which have been notified or are required to be notified to Wembley pursuant to sections 324 or 328 of the Companies Act) as at the last day of the disclosure period were as follows:

Name	Number of Wembley Shares
Claes Hultman	50,000
Mark Elliott	8,000
Neil Chisman	26,891
Peter Harris	10,000
Nigel Potter	26,006

(iii) During the disclosure period, BLB Investors dealt for value in Wembley Shares as follows:

Date	Nature of transaction	Number	Share price (£)
10th March, 2004	Purchase of shares	2,811,108	8.00
31st March, 2004	Purchase of shares	520,576	8.00
16th April, 2004	Purchase of shares	4,400,816	8.00

Barry Sternlicht, a BLB Acquisition Director, is also deemed to have dealt for value in Wembley Shares on the same basis by virtue of his role as general manager of Starwood Capital.

(iv) Mark Elliott is the only Wembley Director to have any interests in options over unissued Wembley Shares under the terms of the Wembley Share Option Schemes (each granted for nil consideration) as at the last day of the disclosure period, as stated below:

(1) The Wembley 1995 Executive Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
1,958	6th March, 2002	6.560
2,566	20th August, 2002	6.685

(2) The Wembley 1996 Unapproved Executive Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
25,000	2nd September, 1998	3.250
20,000	17th March, 2000	5.500
45,528	2nd March, 2001	6.150
20,908	5th March, 2002	6.560
23,612	19th August, 2002	6.685

(3) The Wembley plc Savings Related Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
2,713	1st June, 2002	6.100

(v) Nigel Potter, the former Chief Executive of Wembley, had the following interests in options over unissued Wembley Shares under the terms of the Wembley Share Option Schemes (each granted for nil consideration) as at the last day of the disclosure period:

(1) The Wembley 1995 Executive Share Option Plan

Number of Wembley Shares	Date of grant	Exercise price (£)
76,388	26th September, 1995	2.880
44,247	15th March, 1996	3.650

(2) The Wembley 1996 Unapproved Executive Share Option Plan

Number of Wembley Shares	Date of grant	Exercise price (£)
75,000	27th February, 1997	4.050
75,000	2nd September, 1998	3.250
36,364	17th March, 2000	5.500
35,772	2nd March, 2001	6.150
35,061	5th March, 2002	6.560
40,389	19th August, 2002	6.685

(3) The Wembley plc Savings Related Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
3,402	1st June, 2001	4.960

(vi) During the disclosure period, JPMorgan has dealt for value in Wembley Shares as follows:

Date	Nature of transaction	Number	Share price (£)
22nd January, 2003	Sale of shares	30,000	7.30
22nd January, 2003	Purchase of shares	30,000	7.30
3rd March, 2004	Sale of shares	347	7.55
3rd March, 2004	Purchase of shares	347	7.55
10th March, 2004	Purchase of shares	2,811,108	8.00
10th March, 2004	Sale of shares	2,811,108	8.00
31st March, 2004	Purchase of shares	520,576	8.00
31st March, 2004	Sale of shares	520,576	8.00
16th April, 2004	Purchase of shares	4,400,816	8.00
16th April, 2004	Sale of shares	4,400,816	8.00

(vii) As at the last day of the disclosure period, Barry Sternlicht, a BLB Acquisition Director, was interested in 7,732,500 Wembley Shares by virtue of his role as general manager of Starwood Capital.

(b) General

(i) Save as disclosed in this paragraph 4, as at the last day of the disclosure period, neither Wembley nor any of the Wembley Directors, nor any member of their immediate families, owned, controlled or (in the case of the Wembley Directors and their immediate families) was interested in the issued share capital of Starwood Capital, Kerzner, Waterford, BLB Investors or BLB Acquisition or any of its subsidiaries or any securities convertible into, rights to subscribe for, options (including traded options) or derivatives in respect thereof or derivatives referenced thereto nor has any such person dealt for value therein during the disclosure period.

(ii) Save as disclosed in this paragraph 4, as at the last day of the disclosure period, neither BLB Acquisition nor any of its directors, nor any member of their immediate families, nor any person acting in concert with BLB Acquisition, nor any person with whom the companies in the BLB Acquisition Group or any person acting in concert with BLB Acquisition has an arrangement, owned or controlled or (in the case of the BLB Acquisition Directors and their immediate families) was interested in any relevant securities nor has any such person dealt for value therein during the disclosure period.

(iii) Save as disclosed in this paragraph 4, none of the Wembley Directors, nor any member of their immediate families was interested in any relevant securities nor has any such person dealt for value therein during the disclosure period and no bank, stockbroker, financial or other professional adviser (other than an exempt market maker) to Wembley (or any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser), nor any subsidiary of Wembley, nor any pension fund of the Wembley Group nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) which is controlled by, controls or is under the same control as Wembley or any bank, stockbroker, financial or other professional adviser, to Wembley

owned or controlled any relevant securities, nor has any such person dealt for value therein during the disclosure period.

(iv) Neither BLB Acquisition (nor any of its associates nor any person acting in concert with BLB Acquisition) nor Wembley (nor any of its associates) has any arrangement in relation to relevant securities.

5. Financing and cash confirmation

(a) The Offer will be funded by equity contributions from investment affiliates of each of Starwood Capital, Kerzner and Waterford Group and by debt facilities provided by Deutsche Bank and JPMorgan Chase. For details of the equity arrangements, see paragraph 6(a)(i) below, and for details of the debt documentation see paragraphs 6(b)(i) to 6(b)(ix) below.

(b) JPMorgan is satisfied that the financial resources which are available to BLB Acquisition are sufficient to satisfy full acceptance of the Offer.

6. Material contracts

(a) BLB Investors

The following contracts have been entered into by BLB Investors otherwise than in the ordinary course of business since 27th January, 2002 (the date two years prior to the commencement of the Offer Period) which are or may be material:

(i) LLC Agreement

An agreement dated 10th March, 2004, as amended and restated on 29th March, 2004 and 19th April, 2004 and further amended on 27th April, 2004 (the **LLC Agreement**), has been entered into between Starbell Investors, L.L.C., Kerzner Investments Acquisitions Limited and Waterford Group Investments, L.L.C. (collectively, the **Members**) regarding the conduct of the business of BLB Investors. BLB Investors' purpose is to, directly or indirectly, acquire shares in Wembley and to engage in all business and investment activities of any nature relating to, or involving, Wembley and its assets and/or the ownership of such shares, and all other activities reasonably necessary to carry out such purpose. The Members initially contributed to BLB Investors an aggregate amount of approximately US$50.325 million according to their original respective percentage interests of 50 per cent., 25 per cent. and 25 per cent. In connection with the purchase of certain Wembley Shares from Active Value, the Members agreed under the LLC Agreement to modify their respective percentage interests to 37.5 per cent., 37.5 per cent., and 25 per cent. respectively, and to contribute additional capital (i) sufficient to purchase the Wembley Shares preceding and pursuant to the Offer, (ii) sufficient to pay expenses related to the Offer, and (iii) to the extent necessary, to effect any duly approved investments or expenditures, each such additional contribution to be made according to the respective percentage interests of the Members.

Under the LLC Agreement, BLB Investors may issue additional interests and thereby admit new members up to a 100-member limit. The percentage interests of the Members shall be adjusted as necessary so that they are in proportion to the Members' respective cumulative capital contributions to BLB Investors. Kerzner Investments Acquisitions Limited and Waterford Group Investments L.L.C. have entered into a voting agreement pursuant to which they have agreed to make certain decisions related to certain provisions on a joint basis.

The LLC Agreement also provides for the management of BLB Investors by a Management Committee – to be composed of two Starbell Investors, L.L.C. representatives, two Kerzner Investments Acquisitions Limited representatives (only one of which shall have voting rights) and one Waterford Group Investments L.L.C. representative – which will, among other things, calculate and determine funds to be distributed to the Members periodically in proportion to their respective percentage interests. The LLC Agreement also provides that any Member or its affiliates may, upon approval of the Management Committee, provide credit enhancement

for any obligation of BLB Investors which, if drawn upon, will be treated as a loan by such Member to BLB Investors.

The LLC Agreement also sets out a procedure for the development of casinos on certain of BLB Investors' UK properties by Kerzner Investments Acquisitions Limited.

In addition, the Members and BLB Investors have agreed that, as soon as reasonably practicable following the closing of the Offer, they will procure that the Wembley Shares are de-listed from the Official List and that admission to trading on the London Stock Exchange is cancelled.

The LLC Agreement provides that, to the extent available, BLB Investors will implement the compulsory acquisition procedure set out in sections 428 to 430F of the Companies Act in respect of any minority shareholdings in Wembley. BLB Investors will re-register Wembley as a private company and thereafter convene extraordinary general meetings of Wembley to approve the re-registration and the provision of financial assistance by Wembley in accordance with the Companies Act.

The Members have also agreed to certain procedures to avoid the possible loss of any gaming licences of BLB Investors or the Members or their affiliates in the event of a criminal or civil investigation or other action or inaction of one of the Members and/or their employees, affiliates or associates.

(ii) Arrangements with Active Value

BLB Investors has entered into two agreements with Active Value (acting on behalf of Active Value Capital, L.P., AVC CIP, L.P., Active Value Pledge Fund, L.P., Active Value Capital, Inc. and Active Value Euro Partners, Inc.); one on 10th March, 2004 and the other on 18th March, 2004 in relation to the 7,732,500 Wembley Shares which were then controlled by Active Value.

On 10th March, 2004, BLB Investors acquired 2,811,108 Wembley Shares from Active Value at a price of 800 pence per share.

BLB Investors was granted an option (the **Option**) on 10th March, 2004 by Active Value to acquire 1,870,602 shares representing 5.39 per cent. of Wembley's issued share capital (the **Option Shares**). The Option was exercisable (subject as mentioned below) at 800 pence per Wembley Share at or before (and would lapse after) 10.00 am on 30th March, 2004 unless an announcement by BLB Investors of a firm intention to make an offer for Wembley had been made by then. Once an offer had been announced, the Option would become exercisable at the same price per share as under that offer. Once exercised, completion of the Option was subject only to the HSR Condition.

It was agreed that before an offer was announced by BLB Investors, if another party (including MGM MIRAGE) announced an offer for Wembley at a price in excess of 800 pence per Wembley Share (disregarding consideration arising from the Lincoln Park Reorganisation under MGM MIRAGE's offer or anything similar thereto), the Option (if it had not been already exercised) would only be exercised by BLB Investors if it announced an offer at or before 10.00 am on 30th March, 2004. The Original Offer was announced before 10.00 am on 30th March, 2004.

BLB Investors further agreed on 10th March, 2004 (by way of put and call options exercisable by Active Value or BLB Investors) that it would, in certain circumstances, acquire up to 520,576 of the shares it held in Wembley, representing 1.50 per cent. of Wembley, from Active Value at a price of 800 pence per Wembley Share. BLB Investors and Active Value agreed on 18th March, 2004 that these 520,576 shares would be subject to the Option as if added to and included among the Option Shares. If BLB Investors had not announced a firm intention to make an offer at or before 10.00 am on 30th March, 2004 (or if it had announced a firm intention to make an offer which had by then lapsed or been withdrawn), then Active Value would have been able to sell and require BLB Investors to buy the 520,576 shares at 800 pence per Wembley Share conditional only upon the HSR Condition.

On 18th March, 2004 Active Value agreed to sell 2,530,214 Wembley Shares (the **Remaining Shares**) to BLB Investors conditional only upon an announcement of an offer at or before 10.00 am on 30th March, 2004 and the satisfaction of the HSR Condition. The consideration for the Remaining Shares was agreed to be 800 pence per Wembley Share.

On 31st March, 2004, BLB Investors acquired 520,576 Wembley Shares from Active Value at a price of 800 pence per share.

As a result of the necessary notifications and filings having been made and, on 14th April, 2004 at 11.59 p.m. (New York City time) all relevant waiting periods having expired under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended), on 16th April, 2004 BLB Investors acquired 2,811,108 Wembley Shares from Active Value at a price of 800 pence per share.

(iii) Wembley Inducement Fee Agreement

Under the terms of a letter agreement dated 20th April, 2004, Wembley agreed to pay an inducement fee to BLB Investors in certain circumstances, further details of which are set out in paragraph 14 of Part II of this document.

(b) BLB Acquisition and other members of the BLB Investors Group

The following contracts have been entered into by BLB Acquisition and other members of the BLB Investors Group otherwise than in the ordinary course of business since 27th January, 2002 (the date two years prior to the commencement of the Offer Period) which are or may be material:

(i) Senior Secured Commitment Letter

A senior secured facilities commitment letter agreement dated 19th April, 2004 and amended on or about 29th April, 2004 (the **Senior Commitment Letter**) was made between BLB Worldwide Holdings, Inc. (the **Borrower**) as original borrower, BLB Acquisition Corporation, Ltd. (**UK Parent**), BLB Worldwide, Inc. (**US Parent**), and BLB Acquisition as original guarantor, Deutsche Bank Trust Company Americas and JPMorgan Chase (the **Initial Lenders**) and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. as mandated lead arrangers and bookrunners. Pursuant to the Senior Commitment Letter, the Initial Lenders have agreed to make available to the Borrower a term loan facility in a maximum aggregate principal amount of US$240,000,000 (the **Term Facility**) and a revolving credit facility of US$60,000,000 (the **Revolving Facility** and together with the Term Facility, the **Senior Secured Facilities**).

The Term Facility was obtained (i) for financing the consideration payable by BLB Acquisition for the Wembley Shares pursuant to the Offer, (ii) for financing the consideration payable by BLB Acquisition for the Wembley Shares acquired pursuant to the compulsory acquisition procedures under the Companies Act and (iii) for financing the consideration payable to holders of options and awards to acquire Wembley Shares pursuant to any proposal of the City Code. The Term Facility was also obtained for the purpose of financing the payment of all fees, costs and expenses associated with the Offer and its financing. The Revolving Facility was obtained to finance the consideration payable by BLB Acquisition for the Wembley Shares pursuant to the Offer, as well as to finance the payment of any amounts which become due and payable under the Senior Secured Facilities prior to completion of the acquisition of 100 per cent. of the Wembley Shares and to finance the payment of fees, costs and expenses associated with the Offer and its financing. The Revolving Facility was also obtained for working capital and general corporate purposes of the Wembley Group. The availability of the Senior Secured Facilities is conditional on, inter alia, the Offer becoming or being declared unconditional in all respects.

The rate of interest applicable to the Senior Secured Facilities is the aggregate of applicable LIBOR or base rate plus a margin. The Term Facility is repayable six years after completion of the acquisition of 100 per cent. of the Wembley Shares and will amortise at an amount equal to 1 per cent. per annum for the first five years and in an amount equal to 23.75 per cent. per

quarter in the sixth year. The Revolving Facility will terminate on the date that is five years after completion of the acquisition of 100 per cent. of the Wembley Shares.

The obligations of the Borrower under the Senior Commitment Letter and the Senior Secured Facilities are guaranteed by BLB Acquisition and, following completion of the acquisition of 100 per cent. of the Wembley Shares and compliance with requirements of applicable law (including, where appropriate, the financial assistance laws of England or any similar or equivalent laws or regulations under the laws of any other applicable jurisdiction), will be guaranteed by each direct or indirect subsidiary of BLB Acquisition incorporated or formed in the US and Wembley Holdings Ltd. Such guarantors will also (subject to compliance with financial assistance laws of England or any similar or equivalent laws or regulations under the laws of any other applicable jurisdiction) grant security over certain of their assets in favour of Deutsche Bank Trust Company Americas (as collateral agent for the benefit of the lenders under the Senior Secured Facilities).

The Senior Commitment Letter contains conditions precedent, representations, warranties and undertakings, including financial condition covenants, in favour of the lenders of the Senior Secured Facilities which are typical of this type of financing transaction. It also contains customary events of default upon the occurrence of which the banks may terminate and demand repayment of the Senior Secured Facilities.

(ii) Bridge Facility Commitment Letter

A bridge facility commitment letter dated 19th April, 2004 and amended on or about 29th April, 2004 (the **Bridge Commitment Letter**) was made between the Borrower as original borrower, UK Parent, US Parent, and BLB Acquisition as original guarantor, Deutsche Bank AG Cayman Islands Branch and JPMorgan Chase (the **Initial Lenders**) and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. as mandated lead arrangers and bookrunners. Pursuant to the Bridge Commitment Letter, the Initial Lenders have agreed to provide a bridge facility in a maximum aggregate principal amount of US$206,000,000 (the **Bridge Facility**).

The Bridge Facility was obtained for financing the consideration payable by BLB Acquisition for the Wembley Shares pursuant to the Offer and for financing the payment of all fees, costs and expenses associated with the Offer and its financing. The availability of the Bridge Facility is conditional on, inter alia, the Offer becoming or being declared unconditional in all respects.

The rate of interest applicable to the Bridge Facility is the aggregate of applicable LIBOR plus a margin, subject to upwards adjustments. The Bridge Facility is repayable in one instalment one year after the funding thereof but, upon the satisfaction of certain conditions, the maturity thereof may be extended to the eighth anniversary of the initial funding thereof.

The lenders under the Bridge Facility have the benefit of the same guarantees as the lenders under the Senior Secured Facilities; however, the Bridge Facility is unsecured.

The Bridge Commitment Letter contains conditions precedent, representations, warranties and undertakings, in favour of the lenders of the Bridge Facility which are typical of this type of financing transaction. It also contains customary events of default upon the occurrence of which the banks may terminate and demand repayment of the Bridge Facility.

(iii) Senior Secured Facilities Fee Letter

Under a letter dated 19th April, 2004 from the Initial Lenders and Lead Arrangers under the Senior Commitment Letter to UK Parent, BLB Acquisition, the Borrower and US Parent, UK Parent, BLB Acquisition, the Borrower and US Parent agreed to pay the fees set out in the letter.

(iv) Senior Bridge Facility Fee Letter

Under a letter dated 19th April, 2004 from the Initial Lenders and Lead Arrangers under the Bridge Commitment Letter to UK Parent, BLB Acquisition, the Borrower and US Parent, UK Parent, BLB Acquisition, the Borrower and US Parent agree to pay the fees set out in the letter.

(v) Debenture

On 19th April, 2004, a debenture was made between UK Parent and BLB Acquisition as the charging companies and Deutsche Bank Trust Company Americas as collateral agent, as security for any and all moneys and liabilities due, owing or incurred by UK Parent and BLB Acquisition under the Senior Commitment Letter and all other finance documents entered into in connection with the Senior Commitment Letter. Pursuant to the debenture, each of UK Parent and BLB Acquisition grants fixed and floating security over all of its assets and undertaking including (once acquired) the Wembley Shares (provided, however, that BLB Acquisition does not grant security over more than 65 per cent. of the shares of any non-US subsidiary (including, without limitation, the Wembley Shares)).

(vi) Borrower Pledge Agreement

On 19th April, 2004, a pledge agreement was made by the Borrower as pledgor in favour of Deutsche Bank Trust Company Americas as collateral agent under which the Borrower secured all of its obligations and liabilities which may arise under, out of, or in connection with the Senior Commitment Letter and all other finance documents entered into in connection with the Senior Commitment Letter. Pursuant to the pledge agreement, the Borrower grants a first priority security interest in all of its right, title and interest in the capital stock of BLB Acquisition.

(vii) Financing Engagement Letter

On 19th April, 2004, an engagement letter (the **Engagement Letter**) was made between BLB Investors, UK Parent, US Parent, the Borrower, BLB Acquisition (together the **Issuer**) and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. (together the **Managers**). Pursuant to the Engagement Letter, the Issuer appointed the Managers to provide advice and assistance in connection with the proposed issuance of debt and/or preferred equity securities to finance the purchase of Wembley.

(viii) Sponsor Letter

On 19th April, 2004, a sponsor letter was made between BLB Investors, Deutsche Bank Securities Inc., Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, JPMorgan Chase and J.P. Morgan Securities Inc. (together the **Managers**). Pursuant to the sponsor letter, BLB Investors agreed to be bound jointly and severally with UK Parent, US Parent, the Borrower and BLB Acquisition for the purposes of the Senior Commitment Letter and Bridge Commitment Letter and to use its commercially reasonable efforts to cause UK Parent, US Parent, the Borrower and BLB Acquisition to comply with such letter agreements.

(ix) Indemnity Letter

On 19th April, 2004, an indemnity letter was made between BLB Investors, UK Parent, US Parent, the Borrower, BLB Acquisition, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. (together the **Managers**) whereby the BLB Investors Group agreed to indemnify and hold harmless the Managers in respect of any losses, claims, damages, liabilities or expenses arising out of or in connection with any acts or omissions of the BLB Investors Group under the Engagement Letter.

(x) Letter of Undertaking

On 30th April, 2004, a letter agreement was made between BLB Acquisition and Wembley under which certain undertakings were given by each party to the other principally in connection with steps to be taken or procured by BLB Acquisition if and when the Offer

becomes or is declared wholly unconditional. A more detailed summary of this agreement is set out in sub-paragraph (f)(xi) below.

(xi) Letter of indemnity from BLB Investors to Mourant & Co Trustees Limited

By a letter dated 30th April, 2004, BLB Investors has agreed to indemnify Mourant & Co Trustees Limited, subject to their becoming the trustees of the trust which will own the Independent Entity, against certain liabilities which they may incur arising from the Lincoln Park Litigation.

(c) *Starwood Capital*

There are no contracts which have been entered into by Starwood Capital otherwise than in the ordinary course of business since 27th January, 2002 (the date two years prior to the commencement of the Offer Period) which are or may be material.

(d) *Kerzner*

The following contracts have been entered into by Kerzner otherwise than in the ordinary course of business since 27th January, 2002 (the date two years prior to the commencement of the Offer Period) which are or may be material:

(i) Bahamian Government Heads of Agreement

Kerzner has entered into heads of agreement with the Bahamian Government, which provides Kerzner with certain tax incentives in exchange for Kerzner investing in the expansion of Atlantis, Paradise Island. The agreement was restated on 26th May, 2003. The restated Heads of Agreement maintain the current basic casino tax and fee structure which calls for an annual licence fee of US$100,000 per thousand square feet of casino space, a minimum annual casino tax of US$4.3 million on all gaming win up to US$20.0 million, a 12.5 per cent. win tax on gaming win between US$20.0 million and US$120 million and a 10 per cent. win tax on gaming win in excess of US$120.0 million. Against this, Kerzner is entitled to a credit of US$5.0 million in relation to the annual licence fee and a 45 per cent. credit against all win tax on gaming win between US$20.0 million and US$120.0 million. The basic tax and fee structure was amended so that all gaming win in excess of US$20.0 million is subject to a win tax of 10 per cent, and is effective for a period of 20 years after the earlier of the date of the substantial completion of the Phase III Expansion and 31st December, 2007 (the **Relevant Date**). In addition, the US$5.0 million credit against the annual licence fee shall remain, and the credit against win tax shall become 50 per cent. against all win tax on gaming win over US$20.0 million. However, the 50 per cent. credit will not apply to gaming win in excess of US$175.0 million in any year until 2010, and US$200 million in each succeeding year. These credits shall also apply from the commencement of construction of Phase III-A and extend for a period of eleven years from the Relevant Date.

(ii) Joint Venture with Nakheel LLC

In September, 2003, Kerzner entered into agreements to form a joint venture with Nakheel LLC, a government-owned entity (**Nakheel**), in Dubai to develop Atlantis, The Palm. The first phase of the project will include a resort and an extensive water theme park situated on beachfront property. Atlantis, The Palm will be located on The Palm, Jumeirah, a land reclamation project in Dubai. Kerzner and Nakheel have each agreed to invest US$60 million in the form of equity financing to the project, with the balance of the financing, which may include an equity component, expected to be raised at the project level. As part of the transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company.

(e) *Waterford*

There are no contracts which have been entered into by Waterford otherwise than in the ordinary course of business since 27th January, 2002 (the date two years prior to the commencement of the Offer Period) which are or may be material.

(f) *Wembley*

The following contracts have been entered into by members of the Wembley Group otherwise than in the ordinary course of business since 27th January, 2002 (the date two years prior to the commencement of the Offer Period) which are or may be material:

(i) *Sale of Wembley Sports Arena Limited*

Under the terms of an agreement dated 11th March, 2002 between Wembley and Keith Prowse Limited, Keith Prowse Limited agreed to purchase the entire issued share capital of Wembley Sports Arena Limited for an initial consideration of £5 million and deferred consideration, payable on 11th March, 2004, of £550,000 plus interest accrued thereon. The agreement contained limited warranties and a tax indemnity given by Wembley in favour of Keith Prowse Limited. Wembley's liability under such warranties has since ceased. The deferred consideration was received in March, 2004.

(ii) *Sale of the Wembley ticketing business*

Under the terms of an agreement dated 13th June, 2002 between Wembley International Limited (**WIL**) and the Way Ahead Group Limited (**WAG**), WIL disposed of its retail ticketing business (the **Business**) to WAG for an initial consideration of £150,000 and deferred consideration payable monthly (during 2003 and 2004) in respect of a proportion of revenue arising under certain contracts novated by WIL to WAG as part of the disposal of the Business. The deferred consideration is capped at £1 million less 10 per cent. of the revenue arising and paid during the 2003 and 2004 calendar years. £444,000 was paid by WAG in respect of the 2003 calendar year.

(iii) *Sale of Wembley (London) Limited*

Under the terms of two agreements dated 6th August, 2002 between Wembley and Chesterfield (No. 40) Limited (**Chesterfield**), the ultimate holding company of which is Quintain Estates and Development Plc (**Quintain**), Chesterfield purchased the entire issued share capital of Wembley (London) Limited (**WLL**) and of certain subsidiaries of Wembley (the **Subsidiaries**). The consideration was an initial consideration of £16.0 million and deferred consideration payable in two instalments, one of £18.0 million (subject to adjustment following agreement of completion accounts) and the second of £14.0 million, payable on or prior to 1st December, 2003 and 1st December, 2004 respectively. The consideration was subject to a pound for pound adjustment to reflect the amount the net assets of WLL were shown to be above or below £48.0 million, as determined in accordance with the completion accounts. Following agreement of the completion accounts, the consideration was increased to £48.6 million. Inter-company balances owing to WLL by Wembley of £3.6 million and £0.2 million were to be paid on 1st December, 2003 and 1st December, 2004 respectively. An inter-company balance of £0.5 million payable by WLL to Wembley is to be paid on 1st June, 2004.

The obligations of Chesterfield under these agreements are secured by a guarantee given by Quintain and the deferred consideration due under the agreements is secured by a debenture given by WLL and the Subsidiaries (together with WLL, the **Chargors**) to Wembley. The debenture includes a legal mortgage over the Palace of Arts, part of the Palace of Industry, the Music Centre and Exhibition Halls 2 and 3 at the Wembley Complex (**Plot B**) and the balance of the Wembley Complex then owned by the Chargors (including the Conference Centre and Exhibition Hall 1) but excluding the Wembley Arena and the bingo club.

All payments due on 1st December, 2003 (amounting to £15.0 million net of the inter company balance of £3.6 million) were paid and, accordingly, Wembley can be required to release Plot B from the charges created by the debenture.

These agreements contain warranties and indemnities given by Wembley to Chesterfield and Quintain customary for a transaction of this nature.

(iv) Sale of The Corporate Innovations Company Limited

Under the terms of an agreement dated 5th February, 2003 between Wembley Event Management Services Limited (**WEMSL**) and Gunroom Holdings Limited (**Gunroom**), Gunroom purchased the entire issued share capital of The Corporate Innovations Company Limited (**CIL**) from WEMSL, save for one "A" Ordinary Share of £1, and WEMSL subscribed for one "A" Ordinary Share of £1 in Gunroom.

The consideration for the sale was (i) an initial payment to WEMSL of £50,000; (ii) £1,000,000 by way of the issue of secured loan stock in Gunroom repayable between 31st March, 2004 and 31st December, 2005; and (iii) the issue of variable convertible loan stock in Gunroom, repayable on 31st December, 2006 or earlier in the event of a change of control of Gunroom or CIL prior to 31st December, 2006, the amount of the repayment being calculated by reference to the value of CIL and Gunroom. In addition, Wembley agreed to make a working capital facility of up to £150,000 available to CIL until 1st April, 2005.

The "A" Ordinary Share of £1 in CIL retained by WEMSL and the "A" Ordinary Share of £1 in Gunroom acquired by WEMSL grant WEMSL the right to appoint a director to the board of each respective company and veto certain material decisions relating to each respective company. The "A" Ordinary Shares do not carry voting or dividend rights and only a limited right to a return of capital on a winding up of the respective company.

The agreement contains warranties given by WEMSL. The obligations of Gunroom under the two loan stock instruments are secured by charges in favour of WEMSL over the issued share capital of Gunroom and CIL. In addition, CIL agreed to repay £200,000 of an inter-company loan owed by CIL to WEMSL.

On 9th March, 2004, the obligation to provide CIL with a working capital facility of up to £150,000 was novated from Wembley to one of its subsidiary companies, Arena Limited (**Arena**).

By way of a deed of amendment signed on 21st April, 2004 by Wembley, WEMSL, Arena, Gunroom and CIL:

A. WEMSL released Gunroom and CIL from their obligations and liabilities with regard to both the £1,000,000 of secured loan stock in Gunroom and the variable convertible loan stock in Gunroom;

B. CIL released Arena from its obligations to provide a £150,000 working capital facility;

C. Gunroom released WEMSL from substantially all of its obligations under the share sale agreement; and

D. Wembley agreed to acquire up to £600,000 of tax losses from CIL (dependent upon Wembley's ability to utilise such losses) for a maximum payment of £114,000 i.e. at an effective tax rate of 19 per cent. An initial payment of £50,000 was made.

(v) Acquisition of The Perry Barr Greyhound Racing Club Limited

Pursuant to an offer document dated 3rd May, 2003, GRA acquired the entire issued share capital of The Perry Barr Greyhound Racing Club Limited (**Perry Barr**) for £4.2031 in cash for each Perry Barr share (the **GRA Offer**). The GRA Offer valued the whole of the issued share capital of Perry Barr at approximately £4.2 million.

Perry Barr is the tenant of Perry Barr Greyhound Racing Stadium in Birmingham under two leases. The lease of the racing stadium is for a term of 99 years from 17th January, 1986 and the current yearly rent is £52,350. The other lease is of a small parking area and is for a term starting on 25th December, 1992 and ending on 17th November, 2085. The current yearly rent is £15,000. The yearly rents reserved by both leases are subject to upwards only reviews on 25th December, 2005 and every fifth anniversary of that date.

On 27th May, 2003, the Offer was declared unconditional. GRA received valid acceptances in respect of 97.4 per cent. of the Perry Barr shares. The compulsory acquisition procedure to acquire the remaining Perry Barr shares under sections 428 and 429 of the Companies Act was concluded around 25th July, 2003.

In connection with the GRA Offer, a deed of warranties and indemnities dated 2nd May, 2003 was entered into between George Maurice Buckland, Ronald Roy Williams, Charles James Williams (together the **Warrantors**) and GRA. Pursuant to this agreement, the Warrantors made representations and warranties, and gave indemnities and covenants, to GRA in connection with Perry Barr.

In addition, a certificate of title relating to Perry Barr Greyhound Racing Stadium was given to GRA by Perry Barr's solicitors, Messrs Dawkins and Grey.

(vi) MGM Inducement Fee Agreement

Under the terms of a letter agreement dated 23rd January, 2004 (as amended by a letter agreement dated 8th April, 2004), Wembley has agreed to pay MGM MIRAGE an inducement fee of approximately £3.0 million in the event that:

A. the Wembley Directors withdraw their unanimous recommendation to the Wembley Shareholders to accept the MGM MIRAGE Offer (other than in the circumstances where it is withdrawn as a result of and, in Wembley's reasonable opinion, because of the act or omission of MGM MIRAGE) and subsequently the MGM MIRAGE Offer lapses or is withdrawn in accordance with its terms; or

B. any person unconnected with MGM MIRAGE makes a takeover proposal which subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented and, for these purposes, "takeover proposal" means any offer (as defined in the City Code) for Wembley or other business combination involving the acquisition of control of Wembley or of all or a material part of the assets of Wembley (including, without limitation, the Lincoln Park Business).

(vii) BLB Inducement Fee Agreement

Under the terms of a letter agreement dated 20th April, 2004, Wembley agreed to pay an inducement fee to BLB Investors in certain circumstances, further details of which are set out in paragraph 14 of Part II of this document.

(viii) Funding Agreement

A Funding Agreement, effective as of 26th January, 2004, was entered into between Lincoln Park Inc. and the United States, acting by and through the US Attorney, in connection with the Lincoln Park Litigation.

Pursuant to this Agreement, the US Attorney confirmed that US$8 million is the maximum aggregate fine that would be sought against Lincoln Park Inc. under the Lincoln Park Litigation and accordingly Lincoln Park Inc. agreed to deposit US$8 million (the **Escrow Amount**) into an escrow account to be administered by Wachovia Bank, National Association (the **Agent**) on the terms of the Escrow Agreement described in sub-paragraph (ix) below.

The US Attorney has accordingly agreed that, in the event that Lincoln Park Inc. is subject to a guilty verdict and a fine is assessed against Lincoln Park Inc., the US Attorney's sole recourse will be to seek payment of any fines from the Escrow Amount. Other than any rights or claims to the Escrow Amount, the US Attorney has agreed not to assert any rights or claims to any property of UTGR, Lincoln Park Inc. or any entity controlling or controlled by Lincoln Park Inc. and their respective successors and assigns. The US Attorney has also waived any objections to the Lincoln Park Reorganisation and the related transactions contemplated in this document.

(ix) Escrow Agreement

An Escrow Agreement, effective as of 26th January, 2004 and entered into between Lincoln Park Inc., the United States, acting by and through the US Attorney, and the Agent, governs how the Agent shall hold, and disburse any monies from, the Escrow Amount. The Agent shall disburse the Escrow Amount at any time upon a joint written direction from the representatives of Lincoln Park Inc. and the US Attorney. The Escrow Agreement remains in effect until the disposition of all the charges against Lincoln Park Inc. in connection with the Lincoln Park Litigation.

(x) Sale of the greyhound racing stadium at Catford, London

Pursuant to a transfer dated 31st March, 2004 entered into between GRA Limited (**GRA**) and The Urban Regeneration Agency (known as **English Partnerships**), GRA transferred the freehold land and property known as Catford Stadium, Catford, London SE6 to English Partnerships for £7,500,000 in cash. Simultaneously, GRA also assigned the property (for the sum of £1) to English Partnerships for the remainder of the term granted by (i) three leases all dated 9th September, 1993 and all entered into between British Railways Board (**BRB**) and GRA and (ii) a deed dated 25th March, 1994 and made between BRB and GRA.

(xi) Letter between BLB Acquisition and Wembley and documents to be entered into pursuant to the letter (including the LPR Separation Agreement and security arrangements)

BLB Acquisition and Wembley have signed a letter agreement dated 30th April, 2004 under which BLB Acquisition and Wembley have agreed to procure the entry into of the following arrangements (subject to such changes as they may agree):

A. BLB Acquisition will procure the establishment of the Independent Entity, following which Wembley has agreed that it will enter into the LPR Separation Agreement with the Independent Entity in the form of an agreed draft. The Lincoln Park Reorganisation and the sale by Wembley of LPR to the Independent Entity will be implemented, shortly prior to the Offer becoming or being declared unconditional in all respects, pursuant to the LPR Separation Agreement on terms as described in Part II of this document. Subject to limited exceptions, BLB Acquisition will declare the Offer wholly unconditional promptly following the sale of LPR to the Independent Entity pursuant to the LPR Separation Agreement. Wembley will ensure that LPR will become a party to the Separation Agreement before LPR is sold to the Independent Entity. The LPR Separation Agreement will lapse in the event that the Offer lapses or is withdrawn or a person other than BLB Acquisition acquires control of Wembley.

B. Subject to BLB Acquisition having acquired the requisite ownership of Wembley after the Offer becomes or is declared unconditional in all respects, Wembley will be re-registered as a private company, delisted from the Official List and withdrawn from trading on the London Stock Exchange. Subject to Wembley's directors and auditors being able to make the necessary declarations and reports, Wembley will in accordance with sections 155 to 158 of the Companies Act provide security for BLB Acquisition's obligation to satisfy the LPR Entitlements by granting security over the consideration due from the Independent Entity for the sale of LPR.

7. Other information

(a) Save as disclosed in paragraph 8(i) of this Appendix V, no agreement, arrangement or understanding (including any compensation arrangement) exists between BLB Acquisition or any party acting in concert with BLB Acquisition and any of the Wembley Directors, recent directors, shareholders or recent shareholders of Wembley having any connection with or dependence upon the Offer.

(b) No agreement, arrangement or understanding exists whereby any Wembley Shares acquired in pursuance of the Offer will be transferred to any other person, save that BLB Acquisition reserves the right to transfer any such shares to any other member of the BLB Investors Group.

(c) JPMorgan has given and not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(d) Hawkpoint and Merrill Lynch have given and not withdrawn their written consent to the issue of this document with the references to their respective names in the form and context in which they appear.

(e) Ernst & Young L.L.P. has given and not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(f) Save as disclosed in Appendix IV to this document, the BLB Acquisition Directors are not aware of any material change in the financial or trading position of Kerzner since 31st December, 2003, the date to which the last audited consolidated accounts of Kerzner were published.

(g) Save as disclosed in this sub-paragraph, there has been no material change in the financial or trading position of Wembley since 31st December, 2003, the date to which the last audited consolidated accounts of Wembley were published.

In 1998, the Provisional Urban Council of Hong Kong, having terminated Wembley's ten-year contract for the management of the Hong Kong Stadium, filed a claim in the High Court of Hong Kong against Wembley for a declaration that the said contract was lawfully terminated and seeking damages for breach of contract. The Wembley Directors were of the opinion that the claim was wholly without foundation and, as such, the Wembley Group defended the claim and counter-claimed for a declaration that the contract was unlawfully terminated and sought damages for breach of contract. At the date of its termination, the contract was in its fifth year and had, to that date, earned Wembley approximately £1.2 million.

The claim and counter-claim were heard in a trial in Hong Kong that began in December, 2003 and concluded in January, 2004. In a judgment delivered on 19th March, 2004, the presiding judge found in favour of Wembley and against the Hong Kong Secretary for Justice. Wembley was vindicated in all respects in its decision to contest the premature termination of Wembley's contract to manage the Hong Kong Stadium. Subject to any appeal by the Hong Kong Secretary of Justice, the judgment resulted in the award to Wembley of damages of approximately £1.5 million. Interest on the damages award and the reimbursement of costs will be assessed at a later stage. The Hong Kong Secretary of Justice has 28 days from 22nd April, 2004 in which to lodge an appeal.

8. Service contracts of the Wembley Directors

(a) The executive directors have entered into service agreements with Wembley as follows:

Name	Date of contract	Unexpired term	Notice period from Wembley	Notice period from director	Current annual salary
Claes Hultman . .	13th October, 2003	terminable on notice	1 month	1 month	£540,000
Mark Elliott	13th January, 1999	terminable on notice	12 months	12 months	£180,250

(b) Further details of the executive directors' service agreements with Wembley are set out below:

Claes Hultman

(i) Mr Hultman was appointed to the Wembley Board as non-executive Chairman in 1995. On 10th September, 2003, he commenced employment with Wembley as Chairman and

Chief Executive. Mr Hultman has a service agreement with Wembley dated 13th October, 2003, under which his employment is terminable by either party giving one month's notice. Mr Hultman's current salary is £45,000 per month.

(ii) Prior to Mr Hultman commencing employment with Wembley on 10th September, 2003, he was appointed to the Wembley Board as non-executive Chairman under a letter of appointment with Wembley dated 24th March, 1995. This letter of appointment was superseded with effect from 1st October, 1999 by a supply of services agreement between City Reset Ltd and Wembley dated 27th September, 1999 (the **Supply Agreement**) under which Mr Hultman continued to provide his services as Chairman of the Wembley Board. The Supply Agreement has been suspended for the duration of his employment with Wembley and will resume on the termination of his employment. The Supply Agreement expires on 30th September, 2005, unless he resigns or Wembley gives City Reset Ltd twelve months' notice. The annual fee for the provision of Mr Hultman's services as Chairman under the Supply Agreement is £90,000. He is also entitled to receive £700 per month in respect of office expenses. Both amounts are exclusive of VAT.

(iii) The employment of Mr Hultman from 10th September, 2003 in the combined role of Chairman and Chief Executive was only intended as a short-term solution to the problems caused by the issue of the Indictment in Rhode Island. The Wembley Board has always been committed to corporate governance best practice, which would require that the roles of Chairman and Chief Executive be split. It was therefore decided that, in the event that a sale of Wembley was not concluded in the short term, Mr Hultman would assume the role of Chief Executive on a permanent basis and a new non-executive Chairman would be sought.

Accordingly, in an agreement dated 17th December, 2003, Wembley and Mr Hultman agreed that, in the event that Wembley appointed a new Chairman, Mr Hultman would be appointed as Chief Executive and Mr Hultman's terms and conditions of employment as Chief Executive would be amended so as (i) to delete the term within his current service agreement that allows for the resumption of the Supply Agreement in the event of the termination of his service agreement, (ii) his remuneration would, until the conclusion of the Lincoln Park Litigation, be on the same terms as those contained in his service agreement, namely a salary of £45,000 per month with no entitlement to any annual bonus, pension, share options or any other employee benefit, (iii) the foregoing terms and conditions would, at the conclusion of the Lincoln Park Litigation, be reviewed and, subject to mutual consent, be amended to ensure that the structure of the remuneration package is appropriately matched to the ongoing commercial objectives of the role and the general principles of good practice for executive remuneration, and (iv) the period of notice under the new agreement would be twelve months' notice by either party.

Mark Elliott

(i) Mr Elliott commenced employment with Wembley on 16th July, 1990. Mr Elliott has a service agreement with Wembley dated 13th January, 1999 under which his employment may be terminated by either party giving twelve months' notice, save that if there is a change of control (as defined in section 840 of the Income and Corporation Taxes Act 1988) of Wembley, the period of notice required to be given by Wembley increases to 24 months. Mr Elliott's current salary is £180,250 per annum. He also receives £1,500 per month as an alternative to the provision of a fully expensed company car. He is entitled to participate in Wembley's discretionary bonus scheme. He is provided with life, permanent health and private medical insurance cover. He is a member of The Wembley 1989 Pension Scheme under which he is entitled to special terms with a normal retirement date of age 60 and an enhanced rate of pension accrual. He also receives an additional pension contribution by way of salary supplement.

(ii) Upon a change of control (including if the Offer becomes or is declared unconditional in all respects), if Mr Elliott's employment is terminated by Wembley within six months thereafter, he is entitled to a severance payment equal to 85 per cent. of the aggregate of two years' remuneration calculated by reference to the highest annual remuneration (base salary together with bonus) of the previous three years, together with a sum equal to 85 per cent. of the value of two years' contractual benefits. He will also be entitled to receive this severance payment if he resigns upon giving Wembley 28 days' notice within six months of a change of control.

(c) Upon the Offer becoming or being declared unconditional in all respects, Mr Hultman will resign and receive one month's salary pursuant to his current service agreement. In addition, the provision of Mr Hultman's services under the Supply Agreement, which would otherwise resume upon the termination of his employment with Wembley, will be terminated by Wembley and Wembley shall pay to the service provider, City Reset Ltd, twelve months' fees under the terms of the Supply Agreement.

Upon the Offer becoming or being declared unconditional in all respects, Mr Elliott will resign and receive his contractual entitlement, as summarised in sub-paragraph (b)(ii) above.

The remuneration committee has decided to award Messrs Hultman and Elliott discretionary bonuses of £180,000 and £90,000 respectively in recognition of their contributions to the sale process, such bonuses to become payable upon the Offer becoming or being declared unconditional in all respects.

(d) The non-executive directors have entered into letters of appointment dated 10th May, 1999 (as amended on 27th February, 2003) in the following terms:

Neil Chisman and Peter Harris have been appointed as non-executive directors, such appointments to terminate on 9th May, 2005. Messrs Chisman and Harris receive annual remuneration of £26,500 each. In addition, in 2003, Mr Chisman received a fee of £11,250 for additional services provided to Wembley during 2003. They also each receive additional fees of £1,500 for membership of the Audit and Remuneration Committees and £3,500 for chairing such Committees. Mr Harris also serves as the senior independent director, for which he does not receive a fee. They both serve on the Nominations Committee for which neither receives a fee.

Upon the Offer becoming or being declared unconditional in all respects, both will resign and receive payment on the terms set out above through to the end of their period of appointment on 9th May, 2005.

(e) Nigel Potter resigned as Chief Executive of Wembley on 17th September, 2003 in order to devote time to the preparation of his defence to the indictment issued against him in Rhode Island on 9th September, 2003. However, the terms of his service agreement dated 30th November, 1998 remain in force and are substantially the same as those relating to Mr Elliott. Mr Potter commenced employment with Wembley on 1st September, 1992. His current salary is £278,100 per annum.

(f) Diana Bromley, the secretary of Wembley, will be made redundant within one month of the Offer becoming or being declared unconditional in all respects and will be paid an enhanced redundancy payment, in accordance with normal Wembley redundancy practice, of one week's salary for each of her 10 years of employment, together with a discretionary bonus of £5,000 in recognition of her contribution to the sale process, in addition to the severance payment to which she is entitled under the terms of her employment contract. The other six Wembley head office employees (i.e. excluding Ms Bromley and Messrs Hultman, Elliott and Potter) will be made redundant within one month of the Offer becoming or being declared unconditional in all respects and will be paid enhanced redundancy payments of one week's salary per year of employment up to a maximum of 20 weeks, in accordance with normal Wembley redundancy practice, together with an additional redundancy payment equivalent

to six months' salary in addition to the severance payments to which they are entitled under the terms of their respective employment contracts.

(g) The aggregate remuneration, including the bonuses and benefits in kind, paid to the executive directors (including Mr Potter up to 17th September, 2003 and Mr Hultman from 10th September, 2003) during the year ended 31st December, 2003 was £575,000. The aggregate amount payable to the executive directors under the arrangements in force as at the date of this document (including benefits in kind, but excluding bonuses) is estimated to amount to £740,000 for the current financial year.

(h) Save as disclosed above, there are no service contracts between any Wembley Director or proposed director of Wembley and any member of the Wembley Group and no such contract has been entered into or amended within the six months preceding the date of this document.

(i) On 20th April, 2004, BLB Investors and Wembley entered into a letter agreement under which, *inter alia,* Wembley confirmed that (except as fairly disclosed to BLB Investors): (i) there have been no amendments to the employment arrangements of any Wembley Directors, head office employees of the Wembley Group or senior employees of the Wembley Group ordinarily employed outside the United Kingdom since 27th January, 2004; and (ii) no assurances have been given to any of the foregoing persons concerning arrangements relating to termination of employment other than as set out in paragraph 5 of Part VII of the Scheme Circular.

Upon the Offer becoming or being declared unconditional in all respects, the Wembley Directors, acting as trustees on behalf of the head office employees of Wembley (the **Employees**), may pay the sum described in the Scheme Circular as being due to the Employees into an account from funds of the Wembley Group. The sum deposited into the account shall be applied only in paying the Employees the relevant amounts (after deductions). Any resulting balance in the account shall be repaid to Wembley upon the Employees' aggregate entitlements having been paid.

The trustees shall satisfy an Employee's entitlement to his relevant amount if such Employee has, one month after the Offer becomes or is declared unconditional, observed the terms of his contract of employment and afforded reasonable co-operation and assistance to the Wembley Group and the BLB Investors Group in connection with and for the purpose of (i) the integration of the Wembley Group into the BLB Investors Group and (ii) effecting an orderly and smooth hand-over of his role and responsibilities to such person(s) as BLB Investors may require.

9. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Allen & Overy, One New Change, London EC4M 9QQ, during usual business hours on any week day (Saturdays and public holidays excepted) while the Offer remains open for acceptance:

(a) the constitutional documents of BLB Acquisition;

(b) the memorandum and articles of association of Wembley;

(c) the audited consolidated accounts of Kerzner for the two financial years ended 31st December, 2003;

(d) the audited consolidated accounts of Wembley for the two financial years ended 31st December, 2003;

(e) the service agreements of the Wembley Directors of more than one year's duration referred to in paragraph 8 above;

(f) the material contracts referred to in paragraph 6 above;

(g) the written consents referred to in paragraphs 7(c), 7(d) and 7(e) above;

(h) drafts of the principal documents to be entered into by the parties thereto to implement the Lincoln Park Reorganisation (subject to any changes thereto as may be agreed between Wembley, BLB Investors and the parties thereto);

(i) the rules of the Wembley Share Option Schemes;

(j) a draft of the instrument to be executed by BLB Acquisition constituting the LPR Loan Notes, the principal terms of which are summarised in Appendix II to this document; and

(k) this document and the Form of Acceptance.

1st May, 2004

APPENDIX VI

Definitions

Active Value	Active Value Fund Managers Limited and, where the context so requires, certain of its affiliates
Applicable Tax	the amount calculated by BLB Acquisition, acting in good faith, to be its estimate of the aggregate tax liabilities of the BLB Group arising from receipt of consideration for the sale of LPR and LPRI to the Independent Entity pursuant to the LPR Separation Agreement, the transfer or distribution of the sale proceeds from the Wembley Group to BLB Acquisition and the payment by BLB Acquisition of the LPR Entitlements
Australia	the Commonwealth of Australia, its territories and possessions
BLB Acquisition	BLB Worldwide Acquisition, Inc., an indirect wholly-owned subsidiary of BLB Investors, established for the purpose of acquiring Wembley Shares pursuant to the Offer
BLB Acquisition Directors	the directors of BLB Acquisition
BLB Acquisition Group	BLB Acquisition and its subsidiary undertakings
BLB Group	the Consortium and the subsidiary undertakings, affiliates and associates of each of its members, the BLB Investors Group and the Wembley Group and any investors in funds of which Starwood Capital or its subsidiary undertakings, affiliates or associates are partners
BLB Investors	BLB Investors, L.L.C., a Delaware limited liability company, which is 37.5 per cent. owned by investment affiliates of Starwood Capital, 37.5 per cent. owned by investment affiliates of Kerzner and 25 per cent. owned by investment affiliates of Waterford and, where the context requires, references to BLB Investors shall include references to any affiliates or associates of BLB Investors
BLB Investors Group	BLB Investors and its subsidiary undertakings
business day	a day on which the London Stock Exchange is open for normal business
Canada	Canada, its provinces and territories and all areas subject to its jurisdiction
certificated or in certificated form	a Wembley Share which is not in uncertificated form (that is, not in CREST)
City Code	the City Code on Takeovers and Mergers
Closing Price	the closing middle market price of a Wembley Share on a particular trading day as derived from the Daily Official List
Companies Act	the Companies Act 1985
Consortium	Starwood Capital, Kerzner and Waterford
CREST	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)
CRESTCo	CRESTCo Limited

CREST member	a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations)
CREST participant	a person who is, in relation to CREST, a system-participant (as defined in the Regulations)
CREST sponsor	a CREST participant admitted to CREST as a CREST sponsor
CREST sponsored member	a CREST member admitted to CREST as a sponsored member
Daily Official List	the Daily Official List of the London Stock Exchange
Deposit Agreement	the deposit agreement, dated as of 7th February, 1991, by and among Wembley, the Depositary and all owners and holders of Wembley ADRs issued thereunder
Depositary	The Bank of New York, a New York banking corporation, as depositary under the Deposit Agreement
Deutsche Bank	Deutsche Bank Trust Company Americas and Deutsche Bank AG Cayman Islands Branch
Escrow Agent	Capita IRG Plc, in its capacity as Escrow Agent for the purpose of the Offer
Exchange Act	the United States Securities Exchange Act of 1934 (as amended)
Form of Acceptance	the form of acceptance, authority and election relating to the Offer accompanying this document
Hawkpoint	Hawkpoint Partners Limited
holding company, subsidiary, subsidiary undertaking, associated undertaking and undertaking	have the meanings given by the Companies Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and **substantial interest** means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking
HSR Condition	all necessary notifications and filings having been made and all relevant waiting periods expiring or having been terminated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and all approvals or clearances thereunder having been obtained to the reasonable satisfaction of BLB Investors
Independent Entity	a limited liability company, in which neither any member of the BLB Investors Group nor any member of the Wembley Group shall have any ownership interest, established for the purpose of acquiring LPR from Wembley pursuant to the LPR Separation Agreement
Japan	Japan, its cities and prefectures, territories and possessions
JPMorgan	J.P. Morgan plc
JPMorgan Chase	JPMorgan Chase Bank
Kerzner	Kerzner International Limited
LIBOR	means the average (rounded down where necessary to the nearest whole multiple of one sixteenth of one per cent.) of the respective rates per annum at which any two London clearing banks selected by BLB Acquisition are prepared to offer six month sterling deposits of £1,000,000 to leading banks in the London inter-bank market for sterling at or about 11.00 a.m. (London time) on the first day of the

	relevant interest period or, if such day is not a business day, on the next succeeding business day;
Lincoln Park Business	the gaming and entertainment facility located at Lincoln Park, 1600 Louisquisset Pike, Lincoln, Rhode Island
Lincoln Park Litigation	the indictment (CR. No. 03-81-03 ML) against Lincoln Park, Inc. issued by the United States District Court for the District Court for the District of Rhode Island
Lincoln Park Reorganisation	the reorganisation of Wembley's interests in the Lincoln Park Business, to be implemented substantially in the form described in paragraph 7 of Part II of this document or as otherwise may be agreed between BLB Investors and Wembley
Listing Rules	the listing rules published by the UK Listing Authority, as amended
London Stock Exchange	London Stock Exchange plc
LPR	a limited liability company incorporated under the laws of Jersey as a direct wholly-owned subsidiary of Wembley for the purpose of acquiring LPRI
LPR Cash Alternative	the alternative offer under which Wembley Shareholders who validly accept the Offer will be entitled to elect to receive any LPR Entitlement in cash from BLB Acquisition, instead of LPR Loan Notes, or will receive cash from BLB Acquisition, instead of LPR Loan Notes, by virtue of being a Restricted Person
LPR Entitlements	the contingent entitlement to receive a further payment from BLB Acquisition following the conclusion of the Lincoln Park Litigation, on the terms set out in paragraph 3 of Part II of this document
LPRI	LPRI LLC, a Rhode Island limited liability company
LPR Loan Noteholder	a person whose name is entered in the LPR Loan Note Register as the holder of an LPR Loan Note
LPR Loan Note Register	the register of holders of the LPR Loan Notes kept by or on behalf of BLB Acquisition
LPR Loan Notes	the unsecured loan notes of BLB Acquisition to be issued to Wembley Shareholders (other than Restricted Persons) who validly accept the Offer (other than those who validly elect for the LPR Cash Alternative), a summary of the terms of which is set out in Appendix II to this document
LPR Separation Agreement	the agreement to be entered into between Wembley and the Independent Entity for the sale of LPR to the Independent Entity (once LPRI has become a subsidiary of LPR)
LPR Separation Consideration	the aggregate cash consideration paid by the Independent Entity to Wembley pursuant to the LPR Separation Agreement, as more fully described in paragraph 3 of Part II of this document
LPR Shares	ordinary shares in the capital of LPR
member account ID	the identification City Code or number attached to any member account in CREST
Merrill Lynch	Merrill Lynch International

Offer	the recommended cash offer, made by JPMorgan on behalf of BLB Acquisition (and, in the United States, by BLB Acquisition), to acquire all the issued and to be issued Wembley Shares (including those represented by Wembley ADRs) not already owned by BLB Investors, on the terms and subject to the conditions set out in this document and the Form of Acceptance and including, where the context requires, any subsequent revision, variation, extension or renewal of such offer
Offer Period	the period beginning on and including 27th January, 2004 and ending on the latest of (i) 3.00 p.m. (London time) on 22nd May, 2004, (ii) the time and date on which the Offer becomes or is declared unconditional as to acceptances and (iii) the time and date on which the Offer lapses or is withdrawn
Official List	the Official List of the UKLA
Original MGM Proposal	the scheme of arrangement to effect the proposed acquisition by MGM MIRAGE of Wembley at a price of 750 pence for each Wembley Share which was announced on 27th January, 2004
Original Offer	the cash offer of 800 pence for each Wembley Share announced by BLB Investors on 30th March, 2004
Overseas Shareholders	Wembley Shareholders who are resident in or nationals or citizens of jurisdictions outside the UK or who are nominees of, or custodians or trustees for, residents, citizens or nationals of other countries
Panel	the Panel on Takeovers and Mergers
Participant ID	the identification City Code or membership number used in CREST to identify a particular CREST member or other CREST participant
pounds sterling or £	UK pounds sterling (and references to pence shall be construed accordingly)
Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
Regulatory Information Service	any of the services set out in Schedule 12 to the Listing Rules of the UKLA from time to time
Restricted Persons	US Persons and all persons resident in Australia, Canada or Japan
Revised MGM Proposal	the cash offer of 840 pence for each Wembley Share announced by MGM MIRAGE on 8th April, 2004
Scheme Circular	the circular issued by Wembley dated 27th February, 2004 in relation to the Original MGM Proposal
SEC	the US Securities and Exchange Commission
Securities Act	the United States Securities Act of 1933 (as amended)
Starwood Capital	Starwood Capital Group Global, L.L.C.
Total Number of Wembley Shares	the total number of Wembley Shares in issue at the date on which BLB Acquisition completes the acquisition of Wembley Shares under sections 428–430F of the Companies Act or, if no acquisition thereunder is completed, by the date the Offer closes, in either case plus that number of Wembley Shares that would have been issued pursuant to any options granted under the Wembley Share Option

	Schemes that are cancelled pursuant to proposals that may be made by BLB Acquisition
TTE instruction	a Transfer to Escrow instruction (as described in the CREST Manual issued by CRESTCo)
UKLA	the UK Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
uncertificated or in uncertificated form	a Wembley Share which is for the time being recorded on the register of members of Wembley as being held in uncertificated form, and title to which, by virtue of the Regulations, may be transferred by means of CREST
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland
United States or US	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia
US$ or $	US dollars
US Attorney	the United States Attorney for the District of Rhode Island
US Persons	any of the following: (i) a person resident in the United States, (ii) a holder of Wembley ADRs, (iii) a partnership or corporation organized or incorporated under the laws of the United States, (iv) an estate of which any executor or administrator is a US person, (v) a trust of which any trustee is a US person, (vi) an agency or branch of a foreign entity located in the United States, (vii) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a US person, (viii) a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organised, incorporated, or (if an individual) resident in the United States, and (ix) a partnership or corporation organised or incorporated under the laws of any foreign jurisdiction that is formed by a US person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organised or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts
UTGR	UTGR Inc., a Delaware corporation and indirect wholly-owned subsidiary of Wembley
VLT	video lottery terminal
Waterford	Waterford Group, L.L.C.
Waterford Group	Waterford Group Investments, L.L.C.
Wembley	Wembley plc
Wembley ADRs	American Depositary Receipts issued under the Deposit Agreement representing Wembley ADSs
Wembley ADSs	American Depositary Shares, each representing the right to receive four Wembley Shares, evidenced by Wembley ADRs issued under the Deposit Agreement
Wembley Directors or Wembley Board	the directors of Wembley

Wembley Group	Wembley and its subsidiary undertakings
Wembley Optionholders	holders of options under the Wembley Share Option Schemes
Wembley Shareholders	holders of Wembley Shares from time to time
Wembley Share Option Schemes	all or (where the context permits) any of: (a) The Wembley 1995 Executive Share Option Scheme; (b) The Wembley 1996 Unapproved Executive Share Option Scheme; and (c) The Wembley plc Savings Related Share Option Scheme
Wembley Shares	the existing unconditionally allotted or issued and fully paid ordinary shares of £1.00 each in the capital of Wembley and any further shares which are unconditionally allotted or issued prior to the date on which the Offer closes (or such earlier date or dates as BLB Investors may, with the Panel's consent and subject to the City Code, decide)

Exhibit I-1-b

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the Offer, the contents of this Form of Acceptance or the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

This Form of Acceptance should be read in conjunction with the accompanying Offer Document dated 1st May, 2004. Unless the context otherwise requires, the definitions contained in the Offer Document also apply in this Form of Acceptance.

If you are a CREST sponsored member, you should refer to your CREST sponsor before completing this Form of Acceptance.

If you have sold or otherwise transferred all of your Wembley Shares, please send this Form of Acceptance, the Offer Document and the accompanying reply-paid envelope as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding of Wembley Shares, you should retain these documents. The foregoing documents must not be forwarded or transmitted in or into Australia, Canada or Japan.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and the Offer is not capable of acceptance from or within Australia, Canada or Japan. Accordingly, copies of this document, the Offer Document and any related documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan. Persons receiving this document, the Offer Document and any related documents (including nominees, trustees and custodians) must not mail or otherwise distribute or send them in, into or from Australia, Canada or Japan as doing so may invalidate any purported acceptance of the Offer. The availability of the Offer to Wembley Shareholders who are not resident in the United Kingdom or the United States may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction. Further information for Overseas Shareholders is set out in paragraph 17 of the letter from JPMorgan in Part II of, and in paragraph 6 of Part B and paragraph (c) of Part C of Appendix I to, the Offer Document. Any person (including nominees, trustees or custodians) who would, or otherwise intends to, forward this document and/or any related document to any jurisdiction outside the United Kingdom or the United States should read those paragraphs before taking any action.

JPMorgan, which is regulated by the Financial Services Authority in the United Kingdom, is acting for BLB Investors and no one else in connection with the Offer and will not be responsible to anyone other than BLB Investors for providing the protections afforded to clients of JPMorgan or for providing advice in relation to the Offer or any matters referred to in this Form of Acceptance.

Hawkpoint, which is regulated by the Financial Services Authority in the United Kingdom, is acting for Wembley and no one else in connection with the Offer and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint or for providing advice in relation to the Offer or any matters referred to in this Form of Acceptance.

Merrill Lynch, which is regulated by the Financial Services Authority in the United Kingdom, is acting for Wembley and no one else in connection with the Offer and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any matters referred to in this Form of Acceptance.

FORM OF ACCEPTANCE, AUTHORITY AND ELECTION

Recommended Cash Offer

by

J.P. Morgan plc

on behalf of

BLB Worldwide Acquisition, Inc.

an indirect wholly-owned subsidiary of

BLB Investors, L.L.C.

and inside the United States by

BLB Worldwide Acquisition, Inc.

for

Wembley plc

Acceptances of the Offer must be received by 3.00 p.m. (London time) on 22nd May, 2004

ACTION TO BE TAKEN TO ACCEPT THE OFFER

- To accept the Offer, complete this Form of Acceptance on page 3 by following the instructions and notes for guidance set out on pages 2 and 4. The full terms and conditions of the Offer are set out in the Offer Document. In particular, please sign Box 4 on page 3 of this Form of Acceptance in the presence of a witness who must also sign in the Box and state his or her name and address. If you hold Wembley Shares jointly with others, you must arrange for all your co-holders to sign this Form of Acceptance and have their signatures witnessed.
- If your Wembley Shares are in certificated form (that is, not in CREST), return this Form of Acceptance, duly completed, signed and accompanied by your share certificate(s) and/or other document(s) of title, by post or by hand (during normal business hours) to Capita IRG Plc at Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH as soon as possible and, in any event, so as to arrive by no later than 3.00 p.m. (London time) on 22nd May, 2004. A reply-paid envelope is enclosed for documents lodged by post from within the United Kingdom.
- If your Wembley Shares are in certificated form and your share certificate(s) and/or other document(s) of title is/are with your bank, stockbroker or other agent, you should complete and sign this Form of Acceptance and arrange for it to be lodged by such agent, together with the relevant share certificate(s) and/or other document(s) of title, unless your share certificate(s) and/or other document(s) of title is/are not readily available, in which case please refer to note 5 on page 4 of this Form of Acceptance. If your share certificate(s) and/or other document(s) of title is/are lost, please refer to note 6 on page 4 of this Form of Acceptance.
- If your Wembley Shares are in uncertificated form (that is, in CREST), you should return this Form of Acceptance, duly completed and signed, to Capita IRG Plc, *Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH in the manner described above and take the action set out in* paragraph 18(e) of the letter from JPMorgan contained in Part II of the Offer Document to transfer your Wembley Shares to an escrow balance. For this purpose, the participant ID of Capita IRG Plc as escrow agent is RA10, the member account ID of the escrow agent is WEMBLEY and the reference number of this Form of Acceptance (for insertion in the first eight characters of the shared note field on the TTE instruction) is shown next to Box 6 on page 3 of this Form of Acceptance. You should ensure that the transfer to escrow settles no later than 3.00 p.m. (London time) on 22nd May, 2004. If you are a CREST sponsored member, you should refer to your CREST sponsor before completing this Form of Acceptance.
- If you hold Wembley Shares in both certificated and uncertificated form, you should complete a separate Form of Acceptance for each holding. Similarly, if you hold Wembley Shares in certificated form but under different designations you should complete a separate Form of Acceptance in respect of each designation. If you hold Wembley Shares in uncertificated form but under different member account IDs, you should complete a separate Form of Acceptance in respect of each member account ID. You can obtain further Forms of Acceptance by contacting Capita IRG Plc on telephone number 0870 162 3100 or, if telephoning from outside the UK, on telephone number +44 20 8639 2157.
- Please read Parts B and C of Appendix I to the Offer Document, the terms of which are incorporated into and form part of this Form of Acceptance.
- A Form of Acceptance which is received in an envelope postmarked in Australia, Canada or Japan, or which otherwise appears to BLB Acquisition or its agents to have been sent from Australia, Canada or Japan, may be treated as invalid.

If you are in any doubt as to how to complete this Form of Acceptance, please contact Capita IRG Plc on either of the telephone numbers listed above.

DO NOT DETACH ANY PART OF THIS FORM OF ACCEPTANCE

HOW TO COMPLETE THIS FORM OF ACCEPTANCE

PLEASE MAKE SURE YOUR ACCEPTANCE IS RECEIVED BY NO LATER THAN 3.00 P.M. (LONDON TIME) ON 22ND MAY, 2004

The provisions of Parts B and C of Appendix I to the Offer Document are incorporated into and form part of this Form of Acceptance

1

TO ACCEPT THE OFFER

To accept the Offer, insert in Box [1] the total number of Wembley Shares for which you wish to accept the Offer. You must also sign Box [4] in accordance with the instructions set out below, which will constitute your acceptance of the Offer, and complete Box [2] and, if appropriate, Box [3], Box [5], Box [6] and Box [7]. If no number, or a number greater than your entire holding of Wembley Shares, is inserted in Box [1] and you have signed Box [4] in accordance with the instructions set out herein, you will be deemed to have accepted the Offer in respect of your entire holding of Wembley Shares (being the entire holding under the name and address specified in Box [2] or, if your Wembley Shares are in CREST, under the participant ID specified in Box [6]). CREST participants are requested to insert in Box [1] the same number of Wembley Shares as entered in the related TTE instruction. If you put "YES" in Box [7], you may be deemed not to have validly accepted the Offer.

Complete here ☞

2

FULL NAME(S) AND ADDRESS

Complete Box [2] with the full name and address of the *sole or first-named registered holder,* together with the full names of all other joint holders, in BLOCK CAPITALS.

Unless you complete Box [5], the address of the *sole or first-named registered holder* inserted in Box [2] is the address to which your consideration will be sent. If that address is in Australia, Canada or Japan, you must provide in Box [5] *an alternative address outside of these countries to which your consideration will be sent.*

Complete here ☞

3

TO ELECT FOR THE LPR CASH ALTERNATIVE INSTEAD OF RECEIVING LPR LOAN NOTES

If, but only if, you wish to elect for the LPR Cash Alternative instead of receiving LPR Loan Notes, you must complete Box [3]. When you have completed Boxes [1] and [2], mark a tick in Box [3] if you wish to elect for the LPR Cash Alternative. Then sign Box [4] in accordance with the instructions set out herein and, if appropriate, Boxes [5], [6] and [7]. If you do not elect for the LPR Cash Alternative by marking a tick in Box [3], you are deemed to have given the representations and warranties contained in paragraph (d) of Part C of Appendix I to the Offer Document.

Complete here ☞

4

SIGNATURES

To accept the Offer, you must sign Box [4] *regardless of which other Boxes you complete.* In the case of joint holders, all joint holders must sign. Each individual holder must sign in *the presence of an independent witness. The* witness must be over 18 years of age and must not be one of the joint holders or your spouse *or member of your immediate family. The same* witness may witness each signature of the joint holders. If the acceptance is not made by the *registered holder(s), insert the name(s) and* capacity (e.g. executor) of the person(s) making the acceptance. Any person making an *acceptance on behalf of a registered holder* should deliver evidence of his/her authority in accordance with the notes on page 4.

A body corporate incorporated in England and Wales may execute this Form of Acceptance under its seal, which should be affixed and *witnessed in accordance with its articles of* association or other regulations. Alternatively, a company to which Section 36A of the *Companies Act applies may execute this Form* of Acceptance by a director and the company secretary, or by two directors of the company, *signing the Form of Acceptance. Please see the* further notes on page 4.

If you sign Box [4] without inserting "Yes" in Box [7] you are deemed to have given the representations and warranties contained in paragraph (c) of Part C of Appendix I to the Offer Document.

This Form of Acceptance must not be signed in Australia, Canada or Japan.

Sign, complete and witness here ☞

5

ALTERNATIVE ADDRESS

Insert in Box [5] your own name and address (but not in Australia, Canada or Japan) or the name and address of the person or agent (for example, your bank, but not in Australia, Canada or Japan) to whom you wish the consideration or returned documents to be sent, if not the same as in Box [2].

Box [5] must be completed by holders with registered addresses in Australia, Canada or Japan or holders who have completed Box [2] with an address in Australia, Canada or Japan.

Complete here ☞

6

FORM OF ACCEPTANCE REFERENCE NUMBER, PARTICIPANT ID AND MEMBER ACCOUNT ID

If your Wembley Shares are in CREST, you must insert in Box [6] the participant ID and the *member account ID under which such shares* are held by you in CREST. You must also transfer (or procure the transfer of) the Wembley Shares concerned to an escrow balance specifying in the TTE instruction the reference number of *this Form of Acceptance and the other* information specified in paragraph 18(e) of the letter from JPMorgan set out in Part II of the Offer Document. The reference number of this Form of Acceptance appears next to Box [6] on *page 3 of this Form of Acceptance.*

Complete here ☞

7

PERSONS IN AUSTRALIA, CANADA OR JAPAN

If you are unable to give the representations and warranties required by paragraph (c) of Part C of Appendix I to the Offer Document to the effect that: (a) you have not received or sent copies of the Offer Document, this Form of Acceptance or any related offer documents in, into or from Australia, Canada or Japan; (b) you have not otherwise utilised in connection with the Offer, directly or indirectly, the use of the mails, or of any means or instrumentality (including, without limitation, facsimile transmission, e-mail, telex, telephone and the internet) of interstate or foreign commerce, or any facilities of a national securities exchange, of Australia, Canada or Japan; (c) you were outside Australia, Canada and Japan when the Form of Acceptance was delivered and at the time of accepting the Offer and, in respect of the Wembley Shares to which this Form of Acceptance relates, you are not an agent or fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Offer from within Australia, Canada or Japan; and (d) this Form of Acceptance and any related offer documents have not been mailed or otherwise sent in, into or from Australia, Canada or Japan and you are accepting the Offer from outside Australia, Canada or Japan, you must put "YES" in Box [7]. If you do not insert "YES" in Box [7] you will be deemed to have given such representations and warranties. If you insert "YES" in Box [7] or, if relevant, if you complete Box [5] with an address in Australia, Canada or Japan, you may be deemed not to have validly accepted the Offer, notwithstanding that you may have purported to do so.

Complete here ☞

1 TO ACCEPT THE OFFER

Complete Box 1 and Box 2 and, if appropriate, Box 3, Box 6 and Box 7 and sign Box 4.

Insert in Box 1 the total number of Wembley Shares for which you wish to accept the Offer.

BOX 1

The number of Wembley Shares for which you are accepting the Offer:

2

FULL NAME(S) AND ADDRESS OF REGISTERED HOLDER(S):

BOX 2

Daytime telephone number for queries (outside Australia, Canada or Japan):

3 TO ELECT FOR THE LPR CASH ALTERNATIVE INSTEAD OF RECEIVING LPR LOAN NOTES

Complete Box 1, Box 2 and Box 3 and then sign Box 4 below. Please also complete Box 5, Box 6 and Box 7 if applicable.

BOX 3

Please mark a tick in this Box if you wish to elect for the LPR Cash Alternative

4 SIGN HERE TO ACCEPT THE OFFER

Execution by individuals

BOX 4

X

Signed as a deed by each registered holder	Witnessed by (the witness must be a person who is over 18 years of age and not another joint holder and the same witness may witness on behalf of all or any registered holders):	
1 ______	1 Name ______ Signature ______	Address ______ ______
2 ______	2 Name ______ Signature ______	Address ______ ______
3 ______	3 Name ______ Signature ______	Address ______ ______
4 ______	4 Name ______ Signature ______	Address ______ ______

Important: Each registered holder who is an individual must sign in the presence of an independent witness (over 18 years of age) who must also sign and print his name and address where indicated. In the case of joint registered holders, all must sign.

Execution by a company

*Executed as a deed by/under the common seal of the company on the right: *In the presence of/acting by: Signature of director ______ *Signature of director/secretary ______ *delete as appropriate	Name of company: ______ Name of director ______ *Name of director/secretary ______	Affix seal here

5 ALTERNATIVE ADDRESS

Address outside Australia, Canada or Japan to which consideration and/or other documents is/are to be sent if not that set out in Box 2 above.

BOX 5

Name ______

Address ______

______

______ Postcode ______

6 FORM OF ACCEPTANCE REFERENCE NUMBER, PARTICIPANT ID AND MEMBER ACCOUNT ID

Complete this Box only if your Wembley Shares are in CREST.

The Form of Acceptance reference number of this form is:

BOX 6

Participant ID ______

Member Account ID ______

7 OVERSEAS SHAREHOLDERS

Please put "YES" in Box 7 if you are unable to give the representations and warranties set out in paragraph (c) of Part C of Appendix I to the Offer Document. If you do not insert "YES" in Box 7 you will be deemed to have given such representations and warranties.

BOX 7

PLEASE ENSURE YOU ENCLOSE YOUR SHARE CERTIFICATE(S) WITH THIS FORM OF ACCEPTANCE (UNLESS YOUR WEMBLEY SHARES ARE HELD IN CREST)

ADDITIONAL NOTES REGARDING THE COMPLETION OF THIS FORM OF ACCEPTANCE

In order to be effective, this Form of Acceptance must, except as mentioned below, be signed by the registered holder or, in the case of a joint holding, by ALL the joint holders or under a power of attorney. A body corporate incorporated in England and Wales may execute this Form of Acceptance under its common seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations. Alternatively, a company to which section 36A of the Companies Act applies may execute this Form of Acceptance by a director and the company secretary or by two directors signing this Form of Acceptance and inserting the name of the company above their signatures. Each such person signing this Form of Acceptance should state the office which he/she holds in the relevant company.

In order to avoid inconvenience and delay, the following points may assist you:

1. **If a holder is away from home (e.g. abroad or on holiday):**
Send this Form of Acceptance by the quickest means (e.g. airmail) to the holder (but not in or into Australia, Canada or Japan) for execution or, if he has executed a power of attorney, have this Form of Acceptance signed by the attorney in the presence of a witness who must also sign this Form of Acceptance. In the latter case, the original power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971 by, for example, a solicitor) must be lodged with this Form of Acceptance (see paragraph 8 below). No other signatures are acceptable.

2. **If you have sold or transferred all, or wish to sell or transfer part, of your holding of Wembley Shares:**
If you have sold or transferred all of your Wembley Shares, you should send this Form of Acceptance at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee (but not in or into Australia, Canada or Japan). If your Wembley Shares are in certificated form, and you wish to sell or transfer part of your holding of Wembley Shares and to accept the Offer in respect of the balance but are unable to obtain the balance share certificate by 22nd May, 2004, you should ensure that the stockbroker, bank or other agent through whom you make the sale or transfer obtains the appropriate endorsement or indication, signed on behalf of Wembley's registrars, Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, in respect of the balance of your holding of Wembley Shares.

3. **If the sole holder has died:**
A grant of probate or letters of administration must be obtained in respect of the relevant Wembley Shares. If the grant of probate or letters of administration has/have been registered with Wembley's registrars, this Form of Acceptance must be signed by the personal representative(s) of the deceased holder each in the presence of an independent witness who must also sign this Form of Acceptance. This Form of Acceptance should then be lodged with Capita IRG Plc at the address given on the cover page of this Form of Acceptance, together with the relevant share certificate(s) and/or other document(s) of title.

   If the grant of probate or letters of administration has/have not been registered with Wembley's registrars, the personal representative(s) or the prospective personal representative(s) should sign this Form of Acceptance and forward it to Capita IRG Plc at the address given on the cover page of this Form of Acceptance, together with the relevant share certificate(s) and/or other document(s) of title. However, once obtained, the grant of probate or letters of administration must be lodged with Capita IRG Plc before the consideration due under the Offer can be forwarded to the personal representative(s).

4. **If one of the joint holders has died:**
This Form of Acceptance is valid if signed by the surviving holder(s) (each in the presence of an independent witness) and, if the Wembley Shares are held in certificated form, lodged with the share certificate(s) and/or other document(s) of title and, in all cases, death certificate(s), and an office copy grant of probate or letters of administration of the deceased holder. These documents will be returned as directed.

5. **If your Wembley Shares are in certificated form and the certificate(s) are held by your stockbroker, bank or other agent:**
   (a) If your share certificate(s) and/or other document(s) of title is/are with your stockbroker, bank or other agent, you should complete this Form of Acceptance and, if the certificate(s) is/are readily available, arrange for this Form of Acceptance to be lodged by such agent with Capita IRG Plc at the address given on the cover page of this Form of Acceptance, accompanied by the share certificate(s) and/or other document(s) of title.
   (b) If the certificate(s) is/are not readily available, lodge this Form of Acceptance with Capita IRG Plc at the address given on the cover page of this Form of Acceptance, duly completed together with a note saying e.g. "certificate(s) to follow", and arrange for the certificate(s) to be forwarded as soon as possible thereafter. (It will be helpful for your agent, unless he is in Australia, Canada or Japan, to be informed of the full terms of the Offer.)

6. **If your Wembley Shares are in certificated form and you have lost any of your share certificate(s) and/or other document(s) of title:**
Complete and execute this Form of Acceptance and lodge it, together with a letter of explanation and any share certificate(s) and/or other document(s) of title which are available, with Capita IRG Plc at the address given on the cover page of this Form of Acceptance. At the same time you should write to Wembley's registrars, Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, requesting a letter of indemnity for the lost share certificate(s) and/or other document(s) of title. When completed in accordance with the instructions given, you should return the letter of indemnity to Capita IRG Plc at the address given on the cover page of this Form of Acceptance.

7. **If your Wembley Shares are in CREST:**
You should take the action set out in paragraph 18(e) of the letter from JPMorgan contained in Part II of the Offer Document to transfer your Wembley Shares in respect of which you are accepting the Offer to an escrow balance. You are reminded to keep a record of the Form of Acceptance reference number (which appears next to Box 6 on page 3 of this Form of Acceptance) so that such number can be inserted in the TTE instruction.

   If you are a CREST sponsored member, you should refer to your CREST sponsor before completing this Form of Acceptance, as only your CREST sponsor will be able to send the necessary TTE instruction to CRESTCo.

8. **If the Form of Acceptance is signed under a power of attorney:**
The completed Form of Acceptance, together with any share certificate(s) and/or other document(s) of title, should be lodged with Capita IRG Plc at the address set out on the cover page of this Form of Acceptance, accompanied by the original power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971 by, for example, a solicitor). The power of attorney will be duly noted by Capita IRG Plc and returned as directed.

9. **If your full name or other particulars differ from those appearing on your share certificate:**
   (a) Incorrect name e.g.:
   Name on the certificate(s) .... John Smith
   Correct name .... John Smyth
   complete this Form of Acceptance with the correct name and lodge it, accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who has signed this Form of Acceptance are one and the same.
   (b) Incorrect address: insert the correct address in Box 2 of this Form of Acceptance.
   (c) Change of name: lodge your marriage certificate or the deed poll with this Form of Acceptance for noting. These documents will be returned as directed.

10. **If you are outside the United Kingdom or the United States:**
The attention of Overseas Shareholders is drawn to paragraph 6 of Part B and paragraph (c) of Part C of Appendix I to the Offer Document.

11. **Payment of Consideration:**
The consideration payable under the Offer cannot be sent to you until all relevant documents have been properly completed and sent by post or by hand (during normal business hours) to Capita IRG Plc at Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH.

12. **Incomplete Forms:**
Without prejudice to Parts B and C of Appendix I to the Offer Document, BLB Acquisition and/or its agents reserve the right (subject to the City Code) to treat as valid any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant TTE instruction or (as appropriate) the relevant share certificate(s) and/or other document(s) of title. In either event, no consideration due under the Offer will be sent until after the relevant transfer to escrow has been made or (as appropriate) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to BLB Acquisition have been received.

Merrill Corporation Ltd, London
04LON1476

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BLB WORLDWIDE ACQUISITION, INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF APRIL, A.D. 2004, AT 4:45 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3790437 8100

040274441

AUTHENTICATION: 3053248

DATE: 04-14-04

CERTIFICATE OF INCORPORATION

OF

BLB WORLDWIDE ACQUISITION, INC.

I, THE UNDERSIGNED, in order to form a corporation for the purposes hereinafter stated, under and pursuant to the provisions of the General Corporation Law of the State of Delaware, as from time to time amended, do hereby certify as follows:

FIRST: The name of the Corporation is

BLB WORLDWIDE ACQUISITION, INC.

SECOND: The registered office of the Corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801 in the County of New Castle. The name of its registered agent in the State of Delaware is The Corporation Trust Company, the address of which is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

THIRD: The purpose of the Corporation is to engage, directly or indirectly, in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as from time to time in effect.

FOURTH: The total authorized capital stock of the Corporation shall be ten thousand (10,000) shares of Common Stock, par value $0.01 per share.

FIFTH: The name and mailing address of the incorporator is as follows:

[illegible]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:14 PM 04/14/2004
FILED 04:45 PM 04/14/2004
SRV 040274441 - 3790437 FILE

Name	Mailing Address
Henrik R. Lonberg	c/o White & Case LLP 1155 Avenue of the Americas New York, New York 10036

SIXTH: The business of the Corporation shall be managed under the direction of the Board of Directors except as otherwise provided by law. The number of Directors of the Corporation shall be fixed from time to time by, or in the manner provided in, the By-Laws. Election of Directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

SEVENTH: The Board of Directors may make, alter or repeal the By-Laws of the Corporation except as otherwise provided in the By-Laws adopted by the Corporation's stockholders.

EIGHTH: Each person who is or was a Director or officer of the Corporation, or each such person who is or was serving at the request of the Board of Directors or an officer of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Corporation to the full extent permitted from time to time by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) or any other applicable laws as presently or hereafter in effect. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in this Article VIII. Any amendment or

repeal of this Article VIII shall not adversely affect any right or protection existing hereunder immediately prior to such amendment or repeal. To the full extent permitted by the General Corporation Law of the State of Delaware or any other applicable laws presently or hereafter in effect, no Director of the Corporation shall be personally liable to the Corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a Director of the Corporation. Any repeal or modification of this Article VIII shall not adversely affect any right or protection of a Director of the Corporation existing immediately prior to such repeal or modification.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, I have hereunto set my hand this 14 day of April, 2004.

Henrik R. Lonberg
Incorporator

Exhibit II-2-b

STATEMENT OF ORGANIZATION BY INCORPORATOR

of

BLB WORLDWIDE ACQUISITION, INC.

The undersigned incorporator of BLB Worldwide Acquisition, Inc., a Delaware corporation (the "Corporation"), pursuant to Section 108(c) of the General Corporation Law of the State of Delaware, makes the following statement and takes the following action to organize the Corporation:

FIRST: The Amended and Restated Certificate of Incorporation of BLB Worldwide Acquisition, Inc. was filed with the Secretary of State of the State of Delaware on the 14th day of April, 2004.

SECOND: The number of directors of the Corporation shall initially be four (4) and the following named persons are hereby elected as the directors of the Corporation to hold office until the first annual meeting of stockholders or until his successor or successors are elected and qualify:

Mr. Barry Sternlicht
Mr. Butch Kerzner
Mr. Len Wolman
Mr. Madison Grose

THIRD: The By-Laws, attached hereto as Appendix I, are hereby adopted as the By-Laws of the Corporation.

NEWYORK 3946981 v1 (2K)

IN WITNESS WHEREOF, I have signed this instrument at New York, New York on the 14th day of April, 2004.

Henrik R. Lonberg
Incorporator

Exhibit II-2-c

Appendix I

BY-LAWS

OF

BLB WORLDWIDE ACQUISITION, INC.

Table of Contents

Table of Contents
(continued)

BY-LAWS

OF

BLB WORLDWIDE ACQUISITION, INC.
(the "Corporation")

ARTICLE I

STOCKHOLDERS

Section 1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held either within or without the State of Delaware, at such place as the Board of Directors may designate in the call or in a waiver of notice thereof, on the first Monday in January of each year beginning with the year 2004 (or if such day be a legal holiday, then on the next succeeding day not a holiday) at 10 a.m., for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting, or on such other date and time as the Board of Directors may designate.

Section 2. Special Meetings. Special Meetings of the stockholders may be called by the Board of Directors or by the President, and shall be called by the President or by the Secretary upon the written request of the holders of record of at least twenty-five per cent (25%) of the shares of stock of the Corporation, issued and outstanding and entitled to vote, at such times and at such place either within or without the State of Delaware as may be stated in the call or in a waiver of notice thereof.

Section 3. Notice of Meetings. Notice of the time, place and purpose of every meeting of stockholders shall be delivered personally or mailed not less than ten days nor more than sixty days previous thereto to each stockholder of record entitled to vote, at his post office address appearing upon the records of the Corporation or at such other address as shall be furnished in writing by him to the Corporation for such purpose. Such further notice shall be given as may be required by law or by these By-Laws. Any meeting may be held without notice if all stockholders entitled to vote are present in person or by proxy, or if notice is waived in writing, either before or after the meeting, by those not present.

Section 4. Quorum. The holders of record of at least a majority of the shares of the stock of the Corporation, issued and outstanding and entitled to vote, present in person or by proxy, shall, except as otherwise provided by law or by these By-Laws, constitute a quorum at all meetings of the stockholders; if there be no such quorum, the holders of a majority of such shares so present or represented may adjourn the meeting from time to time until a quorum shall have been obtained.

Section 5. Organization of Meetings. Meetings of the stockholders shall be presided over by the Chairman of the Board, if there be one, or if he is not present by the President, or if he is not present, by a chairman to be chosen at the meeting. The Secretary of the

Corporation, or in his absence an Assistant Secretary, shall act as Secretary of the meeting, if present.

Section 6. Voting. At each meeting of stockholders, except as otherwise provided by statute or the Certificate of Incorporation, every holder of record of stock entitled to vote shall be entitled to one vote in person or by proxy for each share of such stock standing in his name on the records of the Corporation. Elections of directors shall be determined by a plurality of the votes cast thereat and, except as otherwise provided by statute, the Certificate of Incorporation, or these By-Laws, all other action shall be determined by a majority of the votes cast at such meeting. Each proxy to vote shall be in writing and signed by the stockholder or by his duly authorized attorney.

At all elections of directors, the voting shall be by ballot or in such other manner as may be determined by the stockholders present in person or by proxy entitled to vote at such election. With respect to any other matter presented to the stockholders for their consideration at a meeting, any stockholder entitled to vote may, on any question, demand a vote by ballot.

A complete list of the stockholders entitled to vote at each such meeting, arranged in alphabetical order, with the address of each, and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary and shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 7. Inspectors of Election. The Board of Directors in advance of any meeting of stockholders may appoint one or more Inspectors of Election to act at the meeting or any adjournment thereof. If Inspectors of Election are not so appointed, the chairman of the meeting may, and on the request of any stockholder entitled to vote, shall appoint one or more Inspectors of Election. Each Inspector of Election, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of Inspector of Election at such meeting with strict impartiality and according to the best of his ability. If appointed, Inspectors of Election shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law.

Section 8. Action by Consent. Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if, prior to such action, a written consent or consents thereto, setting forth such action, is signed by the holders of record of shares of the stock of the Corporation, issued and outstanding and entitled to vote thereon, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

ARTICLE II

DIRECTORS

Section 1. Number, Quorum, Manner of Acting, Term, Vacancies, Removal. The Board of Directors of the Corporation shall consist of four persons. The number of directors may be changed by a resolution passed by the Board of Directors or by a vote of the holders of record of at least a majority of the shares of stock of the Corporation, issued and outstanding and entitled to vote.

A quorum for a meeting of the Board of Directors shall exist if all four members of the Board of Directors then holding office are in attendance at a duly convened meeting of the Board of Directors, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum shall have been obtained.

Resolutions passed by a majority of the whole Board of Directors at a meeting at which a quorum is present shall constitute the act of the Board of Directors. Notwithstanding anything to the contrary in these by-laws, a director shall not be entitled to vote on any matter with respect to which such director (in his capacity as a "Representative") would not have been entitled to vote on pursuant to Section 9.5 of the Amended and Restated Limited Liability Company Agreement of BLB Investors, L.L.C., dated as of March 29, 2004, and the approval of any such matter shall require the affirmative vote of all of the non-interested directors entitled to vote thereon.

Directors shall hold office until the next annual election and until their successors shall have been elected and shall have qualified, unless sooner displaced.

Whenever any vacancy shall have occurred in the Board of Directors, by reason of death, resignation, or otherwise, other than removal of a director with or without cause by a vote of the stockholders, it shall be filled by the stockholders, and the person so chosen shall hold office until the next annual election and until his successor is duly elected and has qualified.

Any one or more of the directors of the Corporation may be removed either with or without cause at any time by a vote of the holders of record of at least a majority of the shares of stock of the Corporation, issued and outstanding and entitled to vote, and thereupon the term of the director or directors who shall have been so removed shall forthwith terminate and there shall be a vacancy or vacancies in the Board of Directors, to be filled by a vote of the stockholders as provided in these By-Laws.

Section 2. Meetings, Notice. Meetings of the Board of Directors shall be held at such place either within or without the State of Delaware, as may from time to time be fixed by resolution of the Board, or as may be specified in the call or in a waiver of notice thereof. Regular meetings of the Board of Directors shall be held at such times as may from time to time be fixed by resolution of the Board, and special meetings may be held at any time upon the call of two directors, the Chairman of the Board, if one be elected, or the President, by oral, telegraphic or written notice, duly served on or sent or mailed to each director not less than two

days before such meeting. A meeting of the Board may be held without notice immediately after the annual meeting of stockholders at the same place at which such meeting was held. Notice need not be given of regular meetings of the Board. Any meeting may be held without notice, if all directors are present, or if notice is waived in writing, either before or after the meeting, by those not present. Any member of the Board of Directors, or any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting by such means shall constitute presence in person at such meeting.

Section 3. Committees. The Board of Directors may, in its discretion, designate from among its members one or more committees which shall consist of one or more directors. The Board may designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of the committee. Such committees shall have and may exercise such powers as shall be conferred or authorized by the resolution appointing them. A majority of any such committee may determine its action and fix the time and place of its meetings, unless the Board of Directors shall otherwise provide. The Board shall have power at any time to change the membership of any such committee, to fill vacancies in it, or to dissolve it.

Section 4. Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, if prior to such action a written consent or consents thereto is signed by all members of the Board, or of such committee as the case may be, and such written consent or consents is filed with the minutes of proceedings of the Board or committee.

Section 5. Compensation. The Board of Directors may determine, from time to time, the amount of compensation which shall be paid to its members. The Board of Directors shall also have power, in its discretion, to allow a fixed sum and expenses for attendance at each regular or special meeting of the Board, or of any committee of the Board; in addition the Board of Directors shall also have power, in its discretion, to provide for and pay to directors rendering services to the Corporation not ordinarily rendered by directors, as such, special compensation appropriate to the value of such services, as determined by the Board from time to time.

ARTICLE III

OFFICERS

Section 1. Titles and Election. The officers of the Corporation, who shall be chosen by the Board of Directors at its first meeting after each annual meeting of stockholders, shall be a President, two Co-Chief Executive Officers, a Treasurer and a Secretary. The Board of Directors from time to time may elect a Chairman of the Board, Assistant Secretaries, Assistant Treasurers and such other officers and agents as it shall deem necessary, and may define their powers and duties. Any number of offices may be held by the same person.

Section 2. Terms of Office. The officer shall hold office until their successors are chosen and qualify.

Section 3. Removal. Any officer may be removed, either with or without cause, at any time, by resolutions passed by the Board of Directors.

Section 4. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the Secretary. Such resignation shall take effect at the time specified therein, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Vacancies. If the office of any officer or agent becomes vacant by reason of death, resignation, retirement, disqualification, removal from office or otherwise, the directors may choose a successor, who shall hold office for the unexpired term in respect of which such vacancy occurred.

Section 6. Chairman of the Board. The Chairman of the Board of Directors, if one be elected, shall preside at all meetings of the Board of Directors and of the stockholders, and he shall have and perform such other duties as from time to time may be assigned to him by the Board of Directors.

Section 7. President. In the absence of the Chairman, the President shall preside at all meetings of the Board of Directors, and of the stockholders. He shall exercise the powers and perform the duties usual to the office of President and, subject to the control of the Board of Directors, shall have general management and control of the affairs and business of the Corporation; he shall appoint and discharge employees and agents of the Corporation (other than officers elected by the Board of Directors) and fix their compensation; and he shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall have the power to execute bonds, mortgages and other contracts, agreements and instruments of the Corporation, and shall do and perform such other duties as from time to time may be assigned to him by the Board of Directors.

Section 8. Co-Chief Executive Officers. The Co-Chief Executive Officers shall, in the absence or disability of the President, collectively exercise all of the powers and duties of the President. Such Co-Chief Executive Officers shall have the power to execute bonds, notes, mortgages and other contracts, agreements and instruments of the Corporation, and shall do and perform such other duties incident to the office of Co-Chief Executive Officers and as the Board of Directors, or the President shall direct.

Section 9. Secretary. The Secretary shall attend all sessions of the Board and all meetings of the stockholders and record all votes and the minutes of proceedings in a book to be kept for that purpose. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors. The Secretary shall affix the corporate seal to any instrument requiring it, and when so affixed, it shall be attested by the signature of the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer who may affix the seal to any such instrument in the event of the absence or disability of the Secretary. The Secretary shall have and be the custodian of the stock records and all other books, records and papers of the Corporation (other than financial) and shall see that all books, reports, statements, certificates and other documents and records required by law are properly kept and filed.

Section 10. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys, and other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the directors whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

Section 11. Duties of Officers may be Delegated. In case of the absence or disability of any officer of the Corporation, or for any other reason that the Board may deem sufficient, the Board may delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer, or to any director.

ARTICLE IV

INDEMNIFICATION

Section 1. Suits By Third Parties. The Corporation shall indemnify any person who was or is in a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, association or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

Section 2. Suits in the Name of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, association or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall

determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 3. Successful Defense. To the extent that any person referred to in Sections 1 and 2 of Article IV hereof has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such Sections, or in defense or any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 4. Determination to Indemnify. Any indemnification under Sections 1 and 2 of Article IV hereof (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set. forth therein. Such determination shall be made by the stockholders.

Section 5. Provisions Nonexclusive. The indemnification provided by, or granted pursuant to, this Article IV shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled, under the Certificate of Incorporation or under any other bylaw, agreement, insurance policy, vote of stockholders or disinterested directors, applicable law or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 6. Insurance. By action of the Board of Directors, notwithstanding any interest of the directors in the action, the Corporation shall have the power to purchase and maintain insurance, in such amounts as the Board of Directors deems appropriate, on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as director, officer, employee or agent of another Corporation, partnership, joint venture, trust, association or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not he is indemnified against such liability or expense under the provisions of this Article IV and whether or not the Corporation would have the power or would be required to indemnify him against such liability under the provisions of this Article IV or of the DGCL or by any other applicable law.

Section 7. Surviving Corporation. The Board of Directors may provide by resolution that references to "the Corporation" in this Article IV shall include, in addition to this Corporation, all constituent corporations absorbed in a merger with the Corporation so that any person who was a director or officer of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, employee or agent of another corporation, partnership, joint venture, trust, association or other entity shall stand in the same position under the provisions of this Article IV with respect to this Corporation as he would if he had served this Corporation in the same capacity or is or was so serving such other entity at the request of this Corporation, as the case may be.

Section 8. Continuing Indemnification. The indemnification provided by, or granted pursuant to, this Article IV shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors, and administrators of such person.

ARTICLE V

CAPITAL STOCK

Section 1. Certificates. The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the Board of Directors may from time to time prescribe. The certificates of stock shall be signed by the President or a Co-Chief Executive Officer and by the Secretary, or the Treasurer, or an Assistant Secretary, or an Assistant Treasurer, and countersigned and registered in such manner, if any, as the Board of Directors may by resolution prescribe. Where any such certificate is countersigned by a transfer agent other than the Corporation or its employee, or registered by a registrar other than the Corporation or its employee, the signature of any such officer may be a facsimile signature. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 2. Transfer. The shares of stock of the Corporation shall be transferred only upon the books of the Corporation by the holder thereof in person or by his attorney, upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.

Section 3. Record Dates. The Board of Directors may fix in advance a date, not less than ten nor more than sixty days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the distribution or allotment of any rights, or the date when any change, conversion or exchange of capital stock shall go into effect, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, or entitled to receive payment of any such dividend, or to receive any distribution or allotment of such rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, and in such case only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting, or to receive payment of such dividend, or to receive such distribution or allotment or rights or to exercise such rights, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

Section 4. Lost Certificates. In the event that any certificate of stock is lost, stolen, destroyed or mutilated, the Board of Directors may authorize the issuance of a new certificate of the same tenor and for the same number of shares in lieu thereof. The Board may

in its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner to make an affidavit or affirmation setting forth such facts as to the loss, destruction or mutilation as it deems necessary, and to give the Corporation a bond in such reasonable sum as it directs to indemnify the Corporation.

ARTICLE VI

CHECKS, NOTES, ETC.

Section 1. Checks, Notes, Etc. All checks and drafts on the Corporation's bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, may be signed by the President or any Co-Chief Executive Officer and may also be signed by such other officer or officers, agent or agents, as shall be thereunto authorized from time to time by the Board of Directors.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 1. Offices. The registered office of the Corporation shall be located at the office of The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, in the State of Delaware and said corporation shall be the registered agent of this Corporation in charge thereof. The Corporation may have other offices either within or without the State of Delaware at such places as shall be determined from time to time by the Board of Directors or the business of the Corporation may require.

Section 2. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 3. Corporate Seal. The seal of the Corporation shall be circular in form and contain the name of the Corporation, and the year and state of its incorporation. Such seal may be altered from time to time at the discretion of the Board of Directors.

Section 4. Books. There shall be kept at such office of the Corporation as the Board of Directors shall determine, within or without the State of Delaware, correct books and records of account of all its business and transactions, minutes of the proceedings of its stockholders, Board of Directors and committees, and the stock book, containing the names and addresses of the stockholders, the number of shares held by them, respectively, and the dates when they respectively became the owners of record thereof, and in which the transfer of stock shall be registered, and such other books and records as the Board of Directors may from time to time determine.

ARTICLE VIII

AMENDMENTS

Section 1. Amendments. The vote of the holders of at least a majority of the shares of stock of the Corporation, issued and outstanding and entitled to vote, shall be necessary at any meeting of stockholders to amend or repeal these By-Laws or to adopt new by-laws. These By-Laws may also be amended or repealed, or new by-laws adopted, at any meeting of the Board of Directors by resolutions passed by the Board of Directors; provided that any by-law adopted by the Board may be amended or repealed by the stockholders in the manner set forth above.

Any proposal to amend or repeal these By-Laws or to adopt new by-laws shall be stated in the notice of the meeting of the Board of Directors or the stockholders, or in the waiver of notice thereof, as the case may be, unless all of the directors or the holders of record of all of the shares of stock of the Corporation, issued and outstanding and entitled to vote, are present at such meeting.

Exhibit II-2-d

BLB WORLDWIDE ACQUISITION, INC.

UNANIMOUS WRITTEN CONSENT

OF THE

BOARD OF DIRECTORS

The undersigned, being the directors of BLB WORLDWIDE ACQUISITION, INC., a Delaware corporation ("Corporation"), acting without a meeting pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, does hereby adopt the following resolutions:

Ratification of Actions of Incorporator

RESOLVED, that the Corporation hereby (i) ratifies and adopts the actions of any kind of the Incorporator of the Corporation, as stated in and represented by the Statement of Organization by Incorporator, in respect of the formation and incorporation, including the adoption of the By-Laws appended to such statement, and (ii) indemnifies and holds harmless the Incorporator and White & Case LLP and each of its partners, employees and agents from and against any and all liability resulting from such or relating to such actions;

RESOLVED, that a copy of the Certificate of Incorporation, which was filed with the office of the Secretary of the State of Delaware on April 14, 2004, be inserted in the minute book of the Corporation;

RESOLVED, that the By-Laws, having been adopted by the Incorporator on April 14, 2004 as the By-Laws of the Corporation, be inserted in the minute book of the Corporation immediately following the copy of the Amended and Restated Certificate of Incorporation.

Bank Accounts

RESOLVED, that this Corporation establish in its name deposit accounts with a bank or trust company, upon such terms and conditions as may be agreed upon with said bank, and that each of the officers of the Corporation or Mr. Charles Adamo (each, an "Authorized Person") are hereby authorized to establish such accounts.

Indemnification of Directors and Officers

RESOLVED, that the Corporation hereby undertakes to indemnify all directors and officers of the Corporation to the maximum extent permitted under applicable law

against any liability to third parties arising from such directors' and officers' performance in good faith of their duties and obligations as directors, officers and employees, as the case may be, of the Corporation.

Chairman; Officers

RESOLVED, that Mr. Barry Sternlicht is hereby appointed and elected as Chairman of the Board of Directors.

RESOLVED, that Mr. Madison Grose is hereby appointed and elected to the offices of President and Secretary of the Corporation.

RESOLVED, that Mr. Butch Kerzner is hereby appointed and elected to the office of Co-Chief Executive Officer of the Corporation.

RESOLVED, that Mr. Len Wolman is hereby appointed and elected to the offices of Co-Chief Executive Officer and Treasurer of the Corporation.

Payment of Fees and Expenses

RESOLVED, that any and each of the Authorized Persons are authorized to pay all fees and expenses incident to and necessary for the organization of this Corporation.

Fiscal Year

RESOLVED, that the fiscal year of the Corporation shall begin on January 1 and shall end on December 31, of each calendar year.

Principal Office

RESOLVED, that the principal office of the Corporation be established at c/o Starwood Capital Group, L.L.C., 591 West Putnam Avenue, Greenwich, CT 06830;

RESOLVED, that for the purpose of authorizing the Corporation to do business in any state, territory or dependency of the United States or any foreign country in which it is necessary or expedient for the Corporation to transact business, each of the officers of the Corporation is hereby authorized to appoint and substitute all necessary agents or attorneys for service of process, to designate and change the location of all necessary statutory offices and to make and file all necessary certificates, reports, powers of attorney and other instruments as may be required by the laws of such state, territory, dependency or country to authorize the Corporation to transact business therein, and, whenever it is expedient for the Corporation to cease doing business therein and withdraw therefrom, to revoke any appointment of agent or attorney for service of process, and to file such certificates, reports, revocation of appointment, or surrender of authority as may be necessary to terminate the authority of the Corporation to do business in any such state, territory, dependency or country.

Stock Certificate

RESOLVED, that the form of stock certificate, a copy of which is attached hereto as Exhibit A, representing fully paid and non-assessable shares of the Corporation's common stock, be and hereby is adopted for use by the Corporation.

Subscription

RESOLVED, that the Corporation hereby consents to and accepts the following subscription for shares of Common Stock of the Corporation, at a par value of One Cent ($0.01) per share, for an amount equal to One Dollar ($1.00) per share subscribed for by: BLB WORLDWIDE HOLDINGS, INC. One (1) share; and be it further

RESOLVED, that in consideration for the payment to the Corporation of One Dollar ($1.00) per share, the Corporation hereby authorizes the issuance, upon payment of the aggregate subscription price of One Dollar ($1.00), one share of Common Stock of the Corporation, at a par value of One Cent ($0.01) per share, fully paid and nonassessable, as follows: One (1) share to BLB WORLDWIDE HOLDINGS, INC.; and be it further

RESOLVED, that the Chairman of the Board of Directors or the President or a Co-Chief Executive Officer and the Secretary or the Treasurer of the Corporation or any other Officer of the Corporation be and is hereby authorized and directed to issue BLB WORLDWIDE HOLDINGS, INC., upon payment of the aggregate subscription price of One Dollar ($1.00), stock certificates in a form acceptable to the Board of Directors evidencing ownership of One (1) share of Common Stock of the Corporation.

General

RESOLVED, that all actions heretofore taken by any officer of the Corporation, or an attorney-in-fact designated in writing by an officer of the Corporation, in connection with the transactions contemplated by any of these resolutions are hereby approved, ratified and confirmed in all respects; and it is further

RESOLVED, that the officers of the Corporation are hereby authorized on its behalf to take all such action and to execute and deliver any and all such certificates, instruments and documents, agreements and undertakings as they or any of them may consider necessary or appropriate to enable the Corporation to carry out the intent and purposes of these resolutions; and be it further

RESOLVED, that all actions of any kind heretofore taken by the Corporation in connection with the foregoing resolutions be, and they hereby are, ratified, confirmed and approved in all respects.

To facilitate the execution of this unanimous written consent, the same may be executed in two or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Consent effective as of April 14, 2004.

Mr. Barry Sternlicht
Chairman

Mr. Butch Kerzner
Director

Mr. Len Wolman
Director

Mr. Madison Grose
Director

[Signature Page to Initial Board Resolution of BLB Worldwide Acquisition, Inc.]

NEWYORK 3935480 (2K)

IN WITNESS WHEREOF, the undersigned have executed this Consent effective as of April 14, 2004.

Mr. Barry Sternlicht
Chairman

Mr. Butch Kerzner
Director

Mr. Len Wolman
Director

Mr. Madison Grose
Director

[Initial Resolutions of Board of Directors of BLB Worldwide Acquisition, Inc.]

IN WITNESS WHEREOF, the undersigned have executed this Consent effective as of April 14, 2004.

Mr. Barry Sternlicht
Chairman

Mr. Butch Kerzner
Director

Mr. Len Wolman
Director

Mr. Madison Grose
Director

[Initial Resolutions of Board of Directors of BLB Worldwide Acquisition, Inc.]

Exhibit A


SPECIMEN
This Certifies that
is the owner of
fully paid and
non-assessable Shares of the above Corporation transferable only on the
books of the Corporation by the holder hereof in person or by duly authorized
Attorney upon surrender of this Certificate properly endorsed.
In Witness Whereof, the said Corporation has caused this Certificate to be signed
by its duly authorized officers and to be sealed with the Seal of the Corporation
Dated

Exhibit II-2-e

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

OF

BLB INVESTORS, L.L.C.

A DELAWARE LIMITED LIABILITY COMPANY

DATED AS OF APRIL 19, 2004

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

BLB INVESTORS, L.L.C.

A DELAWARE LIMITED LIABILITY COMPANY

DATED AS OF APRIL 19, 2004

NEWYORK 3941992 v14 (2K)

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SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
BLB INVESTORS, L.L.C.

THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of BLB Investors, L.L.C. (this "Agreement") is made and is effective as of April 19, 2004, by and between Starbell Investors, L.L.C., a Delaware limited liability company ("Starwood"), Kerzner Investments Acquisitions Limited ("Kerzner") and Waterford Group Investments, L.L.C. ("Waterford"). Capitalized terms used herein shall have the meanings ascribed to such terms in this Agreement.

W I T N E S S E T H :

WHEREAS, the Company was formed on March 1, 2004, pursuant to the Act;

WHEREAS, Starwood, Kerzner and Waterford Development Pennsylvania, L.L.C. ("WDP") entered into a certain Limited Liability Company Agreement of the Company, dated as of March 10, 2004 (the "Original LLC Agreement");

WHEREAS, pursuant to that certain Assignment of LLC Interest and Assumption dated as of March 24, 2004, WDP assigned its Interest in the Company to Waterford and Waterford assumed WDP's Interest in the Company and was admitted as a member of the Company and agreed to be bound hereby and WDP withdrew as member of the Company;

WHEREAS, Kerzner and Waterford are sometimes collectively referred to herein as "KW Member";

WHEREAS, Starwood, Kerzner and Waterford amended and restated the Original LLC Agreement pursuant to that certain Amended and Restated Limited Liability Company Agreement of the Company entered into as of March 29, 2004 (the "First Restated LLC Agreement");

WHEREAS, Starwood, Kerzner and Waterford desire to amend and restate the First Restated LLC Agreement on the terms herein provided; and

WHEREAS, the Members desire to participate in the Company for the purposes described herein.

NOW, THEREFORE, in consideration of the agreements and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend and restate the First Restated LLC Agreement in its entirety on the foregoing and following terms and conditions:

Section 1. Definitions. Capitalized terms used herein without definition have the meanings ascribed to them in Exhibit B attached hereto.

Section 2. Organization of the Company.

2.1. Name. The name of the Company is "BLB Investors, L.L.C.". The business and affairs of the Company shall be conducted under such name or such other name as the Members deem necessary or appropriate to comply with the requirements of law in any jurisdiction in which the Company may elect to do business.

2.2. Place of Registered Office; Registered Agent. The name and address of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Management Committee may at any time on five (5) days prior notice to all Members change the location of the Company's registered office or change the registered agent.

2.3. Principal Office. The principal address of the Company shall be c/o Starwood Capital Group Global, L.L.C., 591 W. Putnam Avenue, Greenwich, Connecticut 06830, or at such other place or places as may be determined by the Management Committee from time to time.

2.4. Filings. On or before execution of this Agreement, an authorized person within the meaning of the Act shall have duly filed or caused to be filed the Certificate of Formation of the Company with the office of the Secretary of State of the State of Delaware, as provided in Section 18-201 of the Act, and the Members hereby ratify such filing. The Members shall use their reasonable efforts to take such other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of State of Delaware. Notwithstanding anything contained herein to the contrary, the Company shall not do business in any jurisdiction that would jeopardize the limitation on liability afforded to the Members under the Act or this Agreement.

2.5. Term. The Company shall continue in existence from the date hereof in perpetuity, unless the Company is dissolved as provided in Section 14 or sooner terminated by the Management Committee, whichever shall occur earlier.

2.6. Expenses of the Company. Except as otherwise specifically provided in this Agreement or determined by the Management Committee, each of the Company and each Member shall bear its own costs and expenses in connection with entering into this Agreement and consummation of the transactions and performance of its obligations contemplated hereby. Such costs and expenses of the Company, which shall be borne by the Company, shall include, without limitation, all legal and other professional fees and organizational expenses incurred in connection with the formation of the Company and all matters relating to the Offer and the underwriting and pursuit of the acquisition of Wembley (including, without limitation, all regulatory approvals, such as under the Hart-Scott-Rodino Act); provided, however, that costs and expenses of the Company shall not include any costs and expenses and other professional fees incurred by either of the Members to the extent such costs and expenses relate to the negotiation of this Agreement, goods or services benefiting such Member in an individual

capacity and not benefiting the Company generally, all of which costs and expenses shall be borne by the Member incurring them. The Members shall cooperate to ensure that the costs and expenses of all Advisors shall be allocated appropriately between the Company and the Members in accordance with this Section 2.6.

Section 3. Purpose. The purpose of the Company, subject in each case to the terms hereof, shall be to, directly or indirectly (through one or more Affiliates of the Company), acquire shares in Wembley plc ("Wembley") and to engage in all business and investment activities of any nature relating to, or involving, Wembley and its assets and/or the ownership of such shares, including, without limitation, engaging in the business of acquiring, owning, operating, developing, renovating, repositioning, managing, leasing, selling, financing and refinancing the real estate and real estate related investments (or portions thereof) located primarily in the United States and the United Kingdom, which are either owned by Wembley or one or more of its Subsidiaries (any such property acquired or owned as aforesaid shall hereinafter be referred to as a "Property"), and all other activities reasonably necessary to carry out such purpose or permitted under the Act.

Section 4. Conditions.

4.1. No Tender Offer. (a) If (x) on or before 11:59 PM EST on April 27, 2004, the Company or an Affiliate of the Company has not made an Offer or (y) if the Closing of the Offer has not occurred within the maximum period permitted under the Takeover Code (or any extended period approved by the Takeover Panel), then any Member shall have the right at any time thereafter to trigger the sale of all of the assets of the Company (i.e., all shares and options, if any, of Wembley then owned, directly or indirectly, by the Company) (the "Unwind"), on and subject to the procedures set forth herein. Subject to the procedures set forth in this Section, such Member (the "Unwind Initiator"), which desires to cause the Unwind, shall have the right to effect the same by giving to the other Members (the "Unwind Recipients") and the Company notice thereof (an "Unwind Notice"). If an Unwind Notice is delivered, the Management Committee shall initiate and proceed with the Unwind, provided that any Unwind Recipient shall have the right to participate in such Unwind as an acquiror (on no more favorable terms than any third party) if so determined by the Management Committee (provided the Representative appointed by such Unwind Recipient electing to so participate shall be excluded from all discussions and decisions by the Company regarding such determination and the Unwind). The Management Committee shall use its commercially reasonable efforts to cause the Unwind to be consummated within ninety (90) days after the date of the Unwind Notice on the best terms available to the Company, as reasonably determined by the Management Committee (excluding the Representative appointed by any such interested Unwind Recipient described in the preceding sentence, if any).

4.2. Conduct of the Offer. Notwithstanding anything to the contrary in this Agreement:

(a) Subject to Sections 4.2(b) and to any obligations of the Company and/or any of the Members to be performed prior to the issue of the Press Announcement, this Section 4.2 is conditional in all respects upon the fulfillment or waiver of the following conditions precedent (i) execution by the Company of the binding commitment letters only comprised

within the Financing Documents; and (ii) the issuance of the Press Announcement. Immediately following the fulfillment of the foregoing conditions precedent in this Section 4.2(a), each of the Members and the Company shall use their respective commercially reasonable efforts to procure: (1) the Closing of the Offer and (2) execution of all documents and completion of all matters required for drawdown by the Company under the Financing Documents, and the Company will notify the Members in writing immediately upon fulfillment thereof.

(b) If (1) the conditions precedent in Sections 4.2(a)(i) and 4.2(a)(ii) have not been fulfilled on or before the Latest Announcement Time; (2) Section 4.2(a)(1) has not been fulfilled on or before the date falling four (4) months after posting of the Offer Document; or (3) Section 4.2(a)(2) has not been fulfilled within fourteen (14) days of the Closing of the Offer, or in any case by such later date as the Takeover Panel may consent to and may be agreed in writing by the Members, then the provisions of this Section 4.2 shall thereupon become null and void *ab initio*.

(c) The Company and the Members agree and undertake to do (or cause the carrying out of) the following: (1) the Company and the Members shall use their respective commercially reasonable efforts to negotiate in good faith the Financing Documents; (2) the Members shall (in accordance with their respective Percentage Interests), notwithstanding the default by any other Member or Members in the provision of funds to the Company as contemplated by this Section 4.2(c)(2), make additional Capital Contributions to the Company in cash or otherwise provide sufficient readily available funds to the Company so that their respective proportions of the total amount contributed, together with the proceeds anticipated to be advanced under the Financing Documents, shall enable the Company to purchase the Second Tranche (Option) Shares (as defined in the Sale and Call Option Agreement) and the Third Tranche (Sale) Shares (as defined in the Second Sale Agreement) or as otherwise agreed by the Members; and (3) the Company shall on or prior to 6.00 a.m. (London time) on March 30, 2004 hold a meeting of the Management Committee at which it is resolved that the execution of and the performance by the Company of its obligations under the Financing Documents and the release of the Press Announcement and any other relevant documents are approved. Following the issuance of the Press Announcement and on or before the date of the Wembley Acquisition, the Company and the Members shall (in accordance with their respective Percentage Interests), notwithstanding the default by any other Member or Members in the provision of funds to the Company as contemplated by this Section 4.2(c)(2), make additional Capital Contributions to the Company in cash or otherwise provide sufficient readily available funds to the Company so that their respective proportions of the total amount contributed, together with the proceeds anticipated to be advanced under the Financing Documents, shall enable the Company (x) to purchase Wembley Shares pursuant to the Offer; and (y) to pay certain costs, fees, and expenses related to the Offer (or to such other higher level of equity funding by the Company as may be required pursuant to the Financing Documents). Notwithstanding anything to the contrary in this Agreement, nothing contained herein or otherwise shall require a Member to pay any amounts or make any Capital Contributions in excess of the amount specifically stated that it (or its Affiliate) has undertaken to contribute under the JPM Letter, as adjusted to reflect the changes in the Percentage Interests described in Section 5.3.

(d) Conditional upon the occurrence of each of the events contemplated in Section 4.2(c) and execution by the Company of the Financing Documents, the Company

undertakes to announce its firm intention to make the Offer, on the terms of the Press Announcement (subject to such non-material changes as may be made to the terms of the Press Announcement by the Company in its absolute discretion having used all commercially reasonable efforts to consult with each of Starwood and the KW Member) by 7.00 a.m. (London time) on March 30, 2004 and in any event by no later than the Latest Announcement Time.

(e) The Company undertakes, and each of the Members undertake that they shall cause the Company, to conduct the Offer in accordance with the provisions of the Takeover Code (and/or the directions or rulings of the Takeover Panel, and shall structure the Offer such that it is a "takeover offer" for the purposes of Section 428(1) of the UK Companies Act). The Company and the Members shall co-operate in the conduct of the Offer and the production and drafting of all documents required to be published in connection with the Offer, including, without limitation, the Press Announcement and the Offer Document (which shall be on terms consistent with the Press Announcement unless otherwise consented to by the Takeover Panel and agreed in writing between Starwood and the KW Member), to use their respective commercially reasonable efforts to satisfy the conditions of the Offer and to funding under the Financing Documents (including by making such filings with regulatory authorities as may be necessary in connection with the Offer) and to provide such information as may be required (by law or by the rules of any competent regulatory body (including, without limitation, the UK Listing Authority and the Takeover Panel)) to be included in such documents, including all material information they may possess regarding Wembley or the Offer, unless restricted by law, regulation or obligations of confidentiality. The Members shall share, and shall procure that their respective Affiliates shall share, with the other Members all material information they may possess regarding Wembley, its Affiliates or otherwise with respect to the Offer. The Members and the Company shall execute all documents (in a form agreed between themselves) and perform all acts as may be reasonably required to implement the Offer (including permitting the Company to drawdown funds under and in accordance with the Financing Documents and the Company shall discharge its obligations under the Financing Documents accordingly). Each of the Members agrees that they shall be responsible for all information relating to it or its Affiliates included in the Press Announcement or the Offer Document and shall indemnify the Company for any Loss suffered or incurred by the Company as a result of (1) such information not being true and accurate; or (2) any failure to disclose any information required to be included in the Press Announcement or the Offer Document, in each case whether required by law or by the rules of any competent regulatory body (including, without limitation, the UK Listing Authority and the Takeover Panel).

(f) Each of the Members and the Company hereby undertakes (1) that following the issue of the Press Announcement no changes (including waiver) shall be made to the conditions, price or other terms of the Offer (including as to any revision of the Offer) without the written agreement of each of the Members or the Management Committee; (2) that no changes shall be made to the corporate structure agreed to be implemented for the making of the Offer (including, without limitation, the agreed proportionate membership interests in the Company or equity subscriptions in the Company (other than in the circumstances contemplated by, and in accordance with, Section 5.2(b)) without the written agreement of each of the Members or the Management Committee; (3) to make all applicable tax elections (and procure that any Subsidiary of the Company makes all applicable tax elections) and take such other necessary actions as may be required to implement the agreed corporate structure (as set forth in

a memorandum prepared by White & Case LLP, dated March 29, 2004), for the making of the Offer and the consummation of the transactions described therein, or as otherwise agreed by the Members or the Management Comittee; (4) that no Member or any of their respective Affiliates or the Company shall purchase, offer to purchase, acquire or agree to acquire any interest in Wembley or any subsidiary of Wembley (except as contemplated by the Sale and Call Option Agreement or the Second Sale Agreement or as otherwise agreed by Starwood and the KW Member); (5) that no Member or any of their respective Affiliates (other than on behalf of the Company) shall directly or indirectly solicit or engage in negotiations with any person in relation to (a) any business combination involving Wembley or any Affiliate of Wembley; or (b) the acquisition of a substantial equity interest in, or a substantial portion of the assets of, Wembley or any Affiliate of Wembley; (6) that no Member will make or assist in making, or provide any assistance to any other person to make, a general offer for the share capital of Wembley or put itself in a position where it is obliged to make such an offer under the Takeover Code; (7) that no Member or any of their respective Affiliates or the Company shall act in such a manner as to create publicity surrounding the Offer that would, or might reasonably be expected to, result in a breach of the Takeover Code, the UK Securities Act or other applicable law or regulation except as required by law, regulation, the rules of any stock exchange on which the shares of such Member or its Affiliates are listed, or by the Takeover Panel, or in accordance with guidelines agreed by Starwood and the KW Member, and where such Member of the Company is required by law, regulation, the rules of a stock exchange or the Takeover Panel to make an announcement, such announcement will be no more extensive than is necessary or appropriate and the party intending to make the announcement will consult with the other Members and the Company; (8) that no Member or any of their respective Affiliates or the Company shall prior to the Closing of the Offer, do any act or thing or omit to do any act or thing the commission or omission of which would result in a breach of the Takeover Code, constitute a breach of any of the warranties given by such Member if they were given at the Closing of the Offer or which would make any of the warranties untrue or inaccurate or misleading if they were given at the Closing of the Offer; and (9) that no Member or any of their respective Affiliates or the Company shall take any action or omit to do any act or thing (including without limitation, with respect to transferring such Member's Interests or admitting new Members to the Company) the commission or omission of which would materially adversely affect the Company's or any Subsidiary's ability to obtain, or prevent the Company or any Subsidiary from obtaining, receipt of any regulatory approval or license in connection with the transactions contemplated hereby, or required or desirable for the Company or any Subsidiary to operate, including, without limitation, any approval of any applicable gaming or licensing board or commission.

(g) The Company shall (unless the Takeover Panel otherwise consents to the contrary), following the issue of the Press Announcement and in any event within 28 days of the date of such announcement (or such later date as may be approved by the Takeover Panel), post the Offer Document to the existing holders of Wembley Shares. The Company shall on or prior to April 27, 2004 hold a meeting of the Management Committee at which it is resolved that the posting of the Offer Document and the execution of and the performance by the Company of its obligations under any other documents or the taking of any action reasonably required to give effect to the Offer Document are approved.

(h) If the Offer is made, the Company (if appropriate) shall issue an announcement as contemplated by the Takeover Code in respect of (1) satisfaction of the

Acceptance Condition; (2) the satisfaction of any other condition to the Offer, and (3) the Closing of the Offer, or the failure to fulfill any condition applicable to the Offer. Each of the Members acknowledge and agree that the Company shall not be entitled to, and the Company undertakes not to, waive the Acceptance Condition or any other condition to the Offer (except in such circumstances as may be approved by the Takeover Panel) and shall only be entitled to declare the Offer unconditional as to acceptances if the Acceptance Condition has been satisfied and in any event no earlier than 60 days following the posting of the Offer Document (or such other date as the Members and, if necessary, the Takeover Panel may agree). The Members and the Company further undertake to keep the Offer open for acceptances or otherwise extend the Offer for the maximum duration as may be permitted under the Takeover Code or as otherwise agreed between the Members and, if necessary, with the Takeover Panel.

(i) The Members and the Company shall, as soon as reasonably practicable following the Offer being declared unconditional as to acceptances and the necessary regulatory clearances having been obtained, implement the Lincoln Park Reorganization.

(j) The Members and the Company shall, as soon as reasonably practicable following the Closing of the Offer, procure that the Wembley Shares are de-listed from the Official List of the UK Listing Authority and that admission to trading on the London Stock Exchange is cancelled and procure that Wembley shall do all such things and take all such acts as may be reasonably required to give effect to such de-listing and cancellation.

(k) To the extent available, the Company shall implement the Compulsory Acquisition Procedure in accordance with the provisions of sections 428 to 430 of the UK Companies Act in respect of any minority shareholdings in Wembley. Each of the Members and the Company undertakes to take all such acts to give effect to the Compulsory Acquisition Procedure and, in the event that a minority shareholder (or shareholders) applies to the High Court of England and Wales to oppose the implementation of the Compulsory Acquisition Procedure, shall use their respective commercially reasonable efforts to co-operate in opposing such application.

(l) The Company shall (1) to the extent that the Compulsory Acquisition Procedure has been successfully implemented, promptly thereafter, or (2) to the extent that the Compulsory Acquisition Procedure has been commenced but has not been successfully completed, as soon as reasonably practicable following the expiry of a period of two (2) months after the commencement of the Compulsory Acquisition Procedure, or (3) to the extent that the Company was unable to implement the Compulsory Acquisition Procedure, as soon as reasonably practicable following the expiry of a period of four (4) months following the posting of the Offer Document, procure that Wembley is re-registered as a private company. The Company shall convene (or shall procure that Wembley shall convene) the First EGM. The Company undertakes to take all such acts (including voting in favor of such resolution) to give effect to the Re-registration (which shall include such amendments to the memorandum and articles of association of Wembley as may be required to give effect to the principle of the Re-registration).

(m) The Company shall as soon as reasonably practicable following the Re-registration, procure that Wembley implements the Whitewash (to the extent required). The

Company shall convene (or shall procure that Wembley shall convene) the Second EGM. The Company undertakes to take all such acts (including voting in favor of such resolution) to give effect to the Whitewash.

Section 5. Capital Contributions, Loans, Percentage Interests and Capital Accounts.

5.1. Initial Capital Contributions. Starwood, Kerzner and Waterford have each made an initial Capital Contribution to the Company of cash in the amounts set forth in Exhibit A attached hereto.

5.2. Additional Capital Contributions. (a) (1) Additional Capital Contributions shall be made by the Members as provided in Section 4.2. Supplementing Sections 4.2(c) and 5.3 and in connection with the purchase of the Second Tranche (Option) Shares and the Third Tranche (Sale) Shares, each of the Members shall make Capital Contributions to the Company in cash or otherwise provide sufficient readily available funds to the Company such that, following such Capital Contributions, the Total Investment of each Member shall be in accordance with the respective Percentage Interests set forth on Exhibit A under the column "New Percentage Interests". Further, additional Capital Contributions may be called for from the Members by the Management Committee, by written notice to the Members from time to time as and to the extent capital is necessary to effect an investment or expenditures approved by the Management Committee. Except as otherwise agreed in writing by the Members, such additional Capital Contributions shall be in an amount for each Member equal to the product of the amount of the aggregate Capital Contribution called for multiplied by each Member's Percentage Interest. The Capital Contributions required to be made by each Member shall be contributed or advanced, as the case may be, in cash by such Member from its own sources. Such additional Capital Contributions shall be payable by the Members to the Company upon the earlier of (i) twenty (20) days after written request from the Management Committee, or (ii) the date when the Capital Contribution is required, as determined by the Management Committee.

(2) Each Member hereby acknowledges receipt of (i) a copy of the comfort letters (the "Alpha Letters") delivered by each other Member (or its Affiliate) to Active Value Fund Managers Limited ("Alpha"), and (ii) a copy of the comfort letter dated March 30, 2004 (as amended, supplemented or otherwise modified in writing from time to time, including in connection with a revised Offer, the "JPM Letter" and, together with the Alpha Letter, the "Comfort Letters") delivered by each Member (or its Affiliate) and the Company to J.P. Morgan plc, ("JPM"), each in respect of, among other things, its agreement to make certain capital contributions to the Company. If Alpha or JPM enforces its rights under any Comfort Letter disproportionately as among the Members (calculated by reference to the relative Percentage Interests of the Members), the Members shall (without any further action required by the Management Committee or approval of the Members) make payments to each other or capital contributions to the Company (with the Company immediately making corresponding distributions to the appropriate Member), at the option of the Member to receive such payment or distribution, so that the Members bear the obligations under the Comfort Letters, and the Capital Contributions of the Members are, in proportion with their relative Percentage Interests. Amounts funded by any Member in respect of the Comfort Letter liabilities of any other Member (until repaid or returned pursuant to the preceding sentence) shall be treated as a loan to such other Member and shall be repaid upon demand and prior to any distributions to such other

Member (which distributions shall be applied to the repayment of such loan), together with interest thereon at the rate of twenty percent (20%) per annum, but in no event in excess of the highest rate permitted by applicable laws (the "Default Rate"). Further, each Member shall be entitled to enforce the obligations of each other Member (and the obligations of its Affiliate) under the Comfort Letters delivered by such other Members (or their Affiliates). The terms of this section shall survive the dissolution and/or termination of the Company.

(b) If a Member (a "Defaulting Member") fails to make a Capital Contribution that is required as provided in Section 5.2(a) within the time frame required therein (the amount of the failed contribution shall be the "Default Amount"), the other Member(s), provided that it has made the Capital Contribution required to be made by it, in addition to any other remedies it may have hereunder or at law, shall have one or more of the following remedies (If more than one Member elects to make a Default Loan or Capital Contribution in respect of the Default Amount, each Member so electing shall be permitted to do so on a pro rata basis based upon their respective relative Percentage Interests):

(1) subject to any applicable thin capitalization limitations on indebtedness of the Company or any other limitations pursuant to tax or other Applicable Laws, to treat its portion of the Capital Contribution as a loan to the Company (rather than a Capital Contribution) and to advance to the Company as a loan to the Company an amount equal to the Default Amount (each such loan, a "Default Loan"), which loan shall be evidenced by a promissory note in form reasonably satisfactory to the non-failing Member and which loan shall bear interest at the Default Rate and be payable on a first priority basis by the Company from available Cash Flow and prior to any Distributions made to any Member. If more than one Member has loans outstanding to the Company under this provision, such loans shall be payable to each Member in proportion to the outstanding balances of such loans to each Member at the time of payment. Any advance to the Company pursuant to this Section 5.2(b)(1) shall not be treated as a Capital Contribution made by the Defaulting Member; or

(2) to make an additional Capital Contribution to the Company equal to the Default Amount whereupon the Percentage Interests of the Members shall be recalculated to (i) increase the non-defaulting Member's Percentage Interest by the percentage determined by dividing the Default Amount by the sum of the Members' Total Investment (taking into account such additional Capital Contribution) and by increasing its Capital Account by the Default Amount, and (ii) to reduce the Defaulting Member's Percentage Interest by the percentage computed in subparagraph (i) and by decreasing its Capital Account by the Default Amount.

5.3. Percentage Ownership Interest. The Members have the percentage ownership interests (as the same are adjusted as provided in this Agreement, a "Percentage Interest") in the Company set forth on Exhibit A under the column captioned "Prior Percentage Interests" immediately following the Capital Contributions provided for in Section 5.1. From and after the making of the Capital Contributions described in the second sentence of Section 5.2(a)(1), the Members shall have the new respective Percentage Interests set forth on Exhibit A under the column captioned "New Percentage Interests". The Percentage Interests of the Members in the Company shall be adjusted as necessary so that the respective Percentage

Interests of the Members at any time shall be in proportion to their respective cumulative Total Investment made (or deemed to be made) pursuant to Sections 5.1 and 5.2, as the same may be further adjusted pursuant to Section 5.2(b)(2). Percentage Interests shall not be adjusted by distributions made (or deemed made) to a Member.

5.4. Return of Capital Contribution. Except as approved by the Management Committee, no Member shall have any right to withdraw or make a demand for withdrawal of the balance reflected in such Member's Capital Account (as determined under Section 5.6) until the full and complete winding up and liquidation of the business of the Company.

5.5. No Interest on Capital. Interest earned on Company funds shall inure solely to the benefit of the Company, and no interest shall be paid upon any Capital Contributions nor upon any undistributed or reinvested income or profits of the Company.

5.6. Capital Accounts. A separate capital account (the "Capital Account") shall be maintained for each Member in accordance with Section 1.704-1(b)(2)(iv) of the Regulations. Without limiting the foregoing, the Capital Account of each Member shall be increased by (i) the amount of any Capital Contributions made by such Member, (ii) the amount of Income allocated to such Member and (iii) the amount of income or profits, if any, allocated to such Member not otherwise taken into account in this Section 5.6. The Capital Account of each Member shall be reduced by (i) the amount of any cash and the fair market value of any property distributed to the Member by the Company (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to), (ii) the amount of Loss allocated to the Member and (iii) the amount of expenses or losses, if any, allocated to such Member not otherwise taken into account in this Section 5.6. The Capital Accounts of the Members shall not be increased or decreased pursuant to Regulations Section 1.704-1(b)(2)(iv)(f) to reflect a revaluation of the Company's assets on the Company's books in connection with any contribution of money or other property to the Company pursuant to Section 5.2 by existing Members. If any property other than cash is distributed to a Member, the Capital Accounts of the Members shall be adjusted as if such property had instead been sold by the Company for a price equal to its fair market value, the gain or loss allocated pursuant to Section 7, and the proceeds distributed. No Member shall be obligated to restore any negative balance in its Capital Account. No Member shall be compensated for any positive balance in its Capital Account except as otherwise expressly provided herein. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the provisions of Regulations Section 1.704-1(b)(2) and shall be interpreted and applied in a manner consistent with such Regulations.

5.7. New Members. The Company, at the direction of the Management Committee, may issue additional Interests and thereby admit a new Member or Members, as the case may be, to the Company, only if such new Member (i) has delivered to the Company its Capital Contribution, (ii) has agreed in writing to be bound by the terms of this Agreement by becoming a party hereto, and (iii) has delivered such additional documentation as the Management Committee shall require to so admit such new Member to the Company. A new Member may not be admitted to the Company if the Company would, or may, have in the aggregate more than one hundred (100) members or would be expressly prohibited to be a Member under this Agreement. For purposes of determining the number of members under this

Section 5.7, a Person (the "beneficial owner") indirectly owning an interest in the Company through a partnership, grantor trust or S corporation (as such terms are used in the Code) (the "flow-through entity") shall be considered a member, but only if (i) substantially all of the value of the beneficial owner's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the Company and (ii) in the sole discretion of the Management Committee, a principal purpose of the use of the flow-through entity is to permit the Company to satisfy the 100-member limitation.

Section 6. Distributions.

6.1. Distribution of Distributable Funds. The Management Committee shall calculate and determine the amount of Distributable Funds for each applicable period. Except as provided in Sections 5.2(b), 6.2, 6.3 or 14.3 or otherwise provided hereunder, Distributable Funds, if any, shall be distributed to the Members quarterly or from time to time as determined by the Management Committee. Such Distributable Funds shall be distributed to the Members in proportion to their respective Percentage Interests.

6.2. Distribution Priority for Indemnities. Any distributions otherwise payable to a Member under this Agreement shall be applied first to satisfy amounts due and payable on account of the indemnity and/or contribution obligations of such Member under this Agreement and/or any other agreement delivered by or obligation of such Member to the Company or any other Member (including, without limitation, a Default Loan), but shall be deemed distributed to such Member for purposes of this Agreement.

6.3. Distributions in Kind. In the discretion of the Management Committee, Distributable Funds may be distributed to the Members in cash or in kind and Members may be compelled to accept a distribution of any asset in kind. In the case of all assets to be distributed in kind, the amount of the distribution shall equal the fair market value of the asset distributed as determined by the Management Committee. In the case of a distribution of publicly traded property, the fair market value of such property shall be deemed to be the average closing price for such property for the thirty (30) day period immediately prior to the distribution, or if such property has not yet been publicly traded for thirty (30) days, the average closing price of such property for the period prior to the distribution in which the property has been publicly traded.

6.4. Taxable Income. The Members acknowledge that it is the intent of the Members and the Company, to the extent practicable, not to cause any Member to realize taxable income without distributing to such Member (and to each other Member on a pro rata basis based upon their respective Percentage Interests, whether or not such other Member will so realize taxable income) an amount at least equal to the amount of any taxes payable on such taxable income prior to the time any such amounts become payable. The Members shall use their commercially reasonable efforts to comply with the intent of this Section 6.4, to the extent practicable.

Section 7. Allocations.

7.1. Allocation of Net Income and Net Losses Other than in Liquidation. Except as otherwise provided in this Agreement, Net Income and Net Losses of the Company for

each Fiscal Year shall be allocated among the Members in a manner such that, as of the end of such Fiscal Year and taking into account all prior allocations of Net Income and Net Losses of the Company and all distributions made by the Company through such date, the Capital Account of each Member is, as nearly as possible, equal to the distributions that would be made to such Member pursuant to Sections 6.1 and 6.2 if the Company were dissolved, its affairs wound up and assets sold for cash equal to their book value, all Company liabilities were satisfied, and the net assets of the Company were distributed in accordance with Sections 6.1 and 6.2 immediately after such allocation.

7.2. Allocation of Net Income and Net Losses in Liquidation. Net Income and Net Losses realized by the Company in connection with the liquidation of the Company pursuant to Section 14 shall be allocated among the Members in a manner such that, taking into account all prior allocations of Net Income and Net Losses of the Company and all distributions made by the Company through such date, the Capital Account of each Member is, as nearly as possible, equal to the amount which such Member is entitled to receive pursuant to Section 14.3(d)(iii).

7.3. U.S. Tax Allocations. (a) Subject to Section 704(c) of the Code, for U.S. federal and state income tax purposes, all items of Company income, gain, loss, deduction and credit shall be allocated among the Members in the same manner as the corresponding item of income, gain, loss, deduction or credit was allocated pursuant to the preceding paragraphs of this Section 7.

(b) Code Section 704(c). In accordance with Code Section 704(c) and the Treasury regulations promulgated thereunder, income and loss with respect to any property contributed to the capital of the Company (including, if the property so contributed constitutes a partnership interest, the applicable distributive share of each item of income, gain, loss, expense and other items attributable to such partnership interest whether expressly so allocated or reflected in partnership allocations) shall, solely for U.S. federal income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for U.S. federal income tax purposes and its Agreed Upon Value at the time of contribution. Such allocation shall be made in accordance with the remedial method set forth in Regulations Section 1.704-3(b).

Any elections or other decisions relating to such allocations shall be made by the Management Committee in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 7.3. are solely for purposes of U.S. federal, state and local income taxes and shall not affect, or in any way be taken into account in computing, any Member's share of Net Income, Net Loss, other items or distributions pursuant to any provisions of this Agreement.

Section 8. Books, Records, Tax Matters and Bank Accounts.

8.1. Books and Records. The books and records of account of the Company shall be maintained in accordance with generally accepted accounting principles in the United States, consistently applied and shall be reconciled to comply with the methods followed by the Company for U.S. Federal income tax purposes, consistently applied. The books and records shall be maintained at the Company's principal office or at a location designated by the

Management Committee, and all such books and records (and the dealings and other affairs of the Company and its Subsidiaries) shall be available to any Member for any reasonable purpose at such location for review, investigation, audit and copying, at such Member's sole cost and expense, during normal business hours on at least twenty-four (24) hours prior notice. In connection with such review, investigation or audit, such Member (and its representatives and agents) shall have the unfettered right to meet and consult with any and all employees of the Company and any other Member (or any of their respective Affiliates) and to attend meetings and independently meet and consult with any and all third parties (including, without limitation, governmental agencies and/or lenders) having dealings or any other relationship with the Company or any of its subsidiaries in respect of the Company or any of its Subsidiaries.

8.2. Reports and Financial Statements. (a) Within twenty (20) days after the end of each month, the Management Committee shall cause each Member to be furnished with the reports described in Exhibit D attached hereto and such other reports deemed appropriate by the Management Committee or reasonably requested by a Member, computed as of the last day of the applicable period, calculated for such period and for the Fiscal Year to date, together with a statement of all transactions with and/or fees paid to the Members and/or their respective Affiliates.

(b) In addition to the reports described in Section 8.2(a), within twenty (20) days of the end of each quarter of each Fiscal Year, the Management Committee shall cause each Member to be furnished with the information and statements described in Exhibit E attached hereto.

(c) In addition to the reports described in Sections 8.2(a) and (b), within thirty (30) days of the end of each Fiscal Year, the Management Committee shall cause each Member to be furnished with two sets of the following additional annual reports computed as of the last day of the Fiscal Year:

(i) An audited balance sheet of the Company;

(ii) An audited statement of the Company's profit and loss;

(iii) A statement of the Members' Capital Accounts and changes therein for such Fiscal Year; and

(iv) The additional reports, information and statements described on Exhibit E attached hereto and such other reports, information and statements that may be requested from time to time by any Member.

The annual reports required by this Section 8.2(c) shall be prepared in accordance with generally accepted accounting principles in the United States, consistently applied and shall be reconciled to comply with the methods followed by the Company for U.S. Federal income tax purposes and under applicable principles in the United Kingdom, consistently applied.

(d) All reports and financial statements required by this Section 8.2 shall be in form and substance satisfactory to the Management Committee (or the Member requesting the same) and shall adhere to the reasonable reporting requirements of the Members and the

reasonable timetables required by the Members for the delivery thereof, in each case made known to the Company. Any reports or financial statements required to be audited shall be audited by PriceWaterhouseCoopers LLP or such other firm of independent certified public accountants approved by the Management Committee.

8.3. Tax Matters Member. Kerzner is hereby designated as the "tax matters partner" of the Company and the Subsidiaries, as defined in Section 6231(a)(7) of the Code, but the Management Committee shall cause to be prepared (in consultation with Starwood) all income and other tax returns of the Company and the Subsidiaries pursuant to the terms and conditions of Section 8.5. Except as otherwise provided in this Agreement, all elections required or permitted to be made by the Company and the Subsidiaries under the Code or state tax law shall be determined and made by the Management Committee. The tax matters partner shall not settle or otherwise compromise any tax issue without the prior consent of the Management Committee, which consent shall not be unreasonably withheld or delayed. The Members intend that the Company be treated as a partnership for U.S. federal, state and local tax purposes, and the Members will not elect or authorize any person to elect to change the status of the Company from that of a partnership for U.S. federal, state and local income tax purposes. The Company hereby indemnifies and holds harmless Kerzner (and its Affiliates) from and against any claim, loss, expense, liability, action or damage resulting from its acting or its failure to take any action as the "tax matters partner" of the Company and the Subsidiaries, provided that any such action or failure to act does not constitute gross negligence or willful misconduct.

8.4. Bank Accounts. All funds of the Company are to be deposited in the Company's name in such bank account or accounts as may be designated by the Management Committee and shall be withdrawn on the signature of such Person or Persons as the Management Committee may authorize.

8.5. Tax Returns. The Management Committee shall cause to be prepared (in consultation with the Members) all income and other tax returns of the Company and the Subsidiaries required by applicable law and shall submit such returns to the Members for their review, comment and approval at least thirty (30) days prior to the due date thereof (but in no event later than March 10 of each year for the preceding Fiscal Year) and shall thereafter cause the same to be filed in a timely manner (including extensions). No later than May 31 (for review, comment and approval) and June 10 (in final form) of each year with respect to the preceding Fiscal Year, the Management Committee shall deliver or cause to be delivered to each Member a copy of the tax returns for the Company and such Subsidiaries with respect to such Fiscal Year, together with such information with respect to the Company and such Subsidiaries as shall be necessary for the preparation by such Member of its U.S. federal and state income or other tax and information returns.

Section 9. Management and Operations.

9.1. Management. (a) The business, operations and affairs of the Company shall be managed exclusively by the Management Committee, including, without limitation, all decisions on the matters set forth in Exhibit G. The Management Committee shall have the authority to exercise all of the powers and privileges granted by the Act, any other law or this Agreement, together with any powers incidental thereto, and to take any other action not

prohibited under the Act or other applicable law, so far as such powers or actions are necessary or convenient or related to the conduct, promotion or attainment of the business, purposes or activities of the Company.

(b) The Management Committee may appoint any Person to act on behalf of the Company with such titles and authority as determined from time to time by the Management Committee. The Management Committee shall have the right, at any time in its sole discretion, upon written notice to such Person, to reduce, eliminate or modify such authority granted to such Person or to relieve such Person of such authority and exercise such authority itself, or assist or grant such authority to another Person.

(c) All decisions, and the granting (or withholding) of all consents, authorizations, waivers, approvals and other actions by Kerzner, Waterford and/or KW Member under or in respect of Sections 12.5, 12.6 and 13 shall be made jointly by Kerzner and Waterford and shall be presented to Starwood as joint decisions, executed by Kerzner and Waterford; provided, however, if such joint decisions, consents, authorizations, waivers, approvals, or other actions are not taken jointly (as evidenced by the delivery of a joint written instruction signed by both Kerzner and Waterford), then for all purposes under Sections 12.5, 12.6 and 13, it shall be deemed as if no action was taken by the KW Member, Kerzner and/or Waterford, as applicable. Nothing contained in this Section 9.1(c) shall limit, relieve, waive or modify any of the obligations of Waterford and/or Kerzner hereunder (including, without limitation, obligations under Sections 12 and/or 13).

9.2. Management Committee. (a) The Members hereby establish a management committee (the "Management Committee"). The Management Committee shall consist of up to five (5) individuals appointed to act as "representatives" of the Member that appointed him or her (the "Representatives") as follows: (i) Starwood shall be entitled to designate two (2) Representatives to represent Starwood; (ii) Kerzner shall be entitled to designate two (2) Representatives to represent Kerzner (one of which Kerzner Representatives shall have voting rights hereunder and the other Kerzner Representative shall not have voting rights hereunder (except as provided in Section 9.2(e))), and (iii) Waterford shall be entitled to designate one (1) Representative to represent Waterford. The initial members of the Management Committee are set forth on Exhibit A.

(b) Each Representative, subject to Section 9.1(b), shall hold office until death, resignation or removal at the pleasure of the Member that appointed him or her. If a vacancy occurs on the Management Committee, the Person with the right to appoint and remove such vacating Representative shall appoint his or her successor.

(c) The Management Committee shall meet once every quarter (unless waived by mutual agreement of the Members) and at such other times as may be necessary for the conduct of the Company's business on at least five (5) days prior written notice of the time and place of such meeting given by any Representative. Notice of regular meetings of the Management Committee are not required. Representatives may waive in writing the requirements for notice before, at or after a special meeting, and attendance at such a meeting without objection by a Representative shall be deemed a waiver of such notice requirement.

(d) The Management Committee shall have the right, but not the obligation, to elect one of the Representatives or another person to serve as Secretary of the Management Committee. Such person shall hold office until his or her death, resignation or removal by a vote of the Management Committee. The Secretary or a person designated by him or her shall take written minutes of the proceedings of the meetings of the Management Committee, and such minutes shall be filed with the records of the Company.

(e) Except as provided in Section 9.5, a quorum for a meeting of the Management Committee shall exist to the extent Representatives having the power to cast at least three (3) votes, in the aggregate, are in attendance at such meeting of the Management Committee; provided that, unless waived by the Member in writing in advance, a Representative of each Member shall be in attendance at such meeting in person or by proxy. Each of the two (2) Representatives appointed by Starwood shall be entitled to cast one (1) vote each (or by proxy two (2) votes) on any matter that comes before the Management Committee. The Representative appointed by Waterford shall be entitled to cast one (1) vote on any matter that comes before the Management Committee. Kerzner shall be entitled to designate (by written notice to the other Members as provided herein) one of its Representatives as the voting representative (the "Voting Kerzner Representative"). Such designation may be changed by written notice to the other Members from time to time. The Voting Kerzner Representative shall be entitled to cast one (1) vote on any matter that comes before the Management Committee. The other Kerzner Representative (the "Nonvoting Kerzner Representative") shall not have voting rights; provided, however, that the Nonvoting Kerzner Representative shall be entitled to cast one (1) vote on any matter that comes before the Management Committee if (i) the Voting Kerzner Representative is not present and has not voted on such matter or (ii) if the Nonvoting Kerzner Representative holds a written proxy issued by the Voting Kerzner Representative (in which case, the Voting Kerzner Representative shall not be permitted to vote on such matter). Notwithstanding anything to the contrary herein, the Nonvoting Kerzner Representative shall be entitled to exercise any voting rights granted to it by any Waterford Representative by written proxy. In no event, however, shall more than one (1) vote be cast in the aggregate by the Voting Kerzner Representative and the Nonvoting Kerzner Representative on any matter unless the Nonvoting Kerzner Representative is voting pursuant to a written proxy granted by a Waterford Representative. Except as provided in Section 9.5 or otherwise specifically set forth herein, approval by the Management Committee of any matter shall require the affirmative vote (including votes cast by proxy) of at least a majority of the votes of the Representatives then in office voting at a duly held meeting of the Management Committee (with only one (1) Representative appointed by Kerzner being entitled to vote in respect of Kerzner's Interest). Unless revoked in writing by Starwood, each of the Representatives appointed by Starwood are hereby given by proxy the vote of the other Representative appointed by Starwood, which Representative first referenced shall be permitted to cast two (2) votes at any meeting (or action taken without a meeting) to the extent such other Representative is not in attendance for such meeting.

(f) Any meeting of the Management Committee may be held by conference telephone call, video conference or through similar communications equipment by means of which all persons participating in the meeting can communicate with each other. Participation in a telephonic and/or video conference meeting held pursuant to this Section shall constitute presence in person at such meeting.

(g) Any action required or permitted to be taken at a meeting of the Management Committee may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the Representatives having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Representatives entitled to vote thereon were present and voted. All consents shall be filed with the minutes of the proceedings of the Management Committee.

(h) Except as otherwise expressly provided in this Agreement, none of the Members or their Representatives (in their capacities as members of the Management Committee only) shall have any duties or liabilities to the Company or any other Member (including any fiduciary duties), whether or not such duties or liabilities otherwise arise or exist at law or in equity, and each Member hereby expressly waives any such duties or liabilities; provided, however, that this section shall not eliminate or limit the liability of such Representatives or the Members (A) for acts or omissions that involve fraud, intentional misconduct or a knowing and culpable violation of law, or (B) for any transaction not permitted or authorized under or pursuant to this Agreement from which such Representative or Member derived a personal benefit unless the Management Committee has approved in writing such transaction in accordance with this Agreement; provided, further, however, that it shall be the duty of each Representative and Member to not act with fraud, intentional misconduct or a knowing and culpable violation of law. Except as provided in this Agreement, whenever in this Agreement a Representative of a Member and/or a Member is permitted or required to make a decision affecting or involving the Company, any Member or any other Person, such representative and/or such Member shall be entitled to consider only such interests and factors as he, she or it desires, including a particular Member's interests, and shall, to the fullest extent permitted by applicable law, have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any Member.

(i) From and after the date hereof, except as otherwise approved by the Management Committee, the Company and each Member agrees to take, and agrees to cause each of its respective Representatives and Affiliates to take, all actions necessary and appropriate to ensure that at all times during the term of this Agreement, that the constituents (and their respective relative powers) of the board of directors (or similar governing body) of each of the Company's direct and indirect Subsidiaries and committees thereof, if any, are the same as those of the constituents of the Management Committee (including the express agreement that Kerzner shall only be entitled to a single voting constituent of such boards of directors (or similar governing bodies)). The Members agree that the manner in which to best replicate the representation of the Management Committee (and the respective relative powers of its constituents) on the boards of directors (or similar governing bodies) of the Company's direct and indirect Subsidiaries as set forth in the immediately preceding sentence, shall be subject to the further reasonable agreement of the Members. The Company and each Member hereby agrees to take, and agrees to cause each of its respective Representatives and Affiliates to take, all actions necessary and appropriate to ensure that any direct or indirect Subsidiary of the Company and any directors or officers of any direct or indirect Subsidiary of the Company act, to the extent legally permissible, in a manner consistent with the terms and conditions of this Agreement, including, without limitation, Exhibit G hereto.

(j) The Company shall reimburse each Representative for their reasonable travel costs and other out-of-pocket expenses reasonably incurred in connection with the performance of their obligations hereunder, provided that such costs and expenses shall not include the fees of any Advisor to such Representative.

9.3. Annual Business Plan. No later than thirty (30) days prior to the end of the then current Fiscal Year (except for the 2004 Annual Business Plan, a copy of which is attached hereto as Exhibit F), the Management Committee shall prepare (or cause to be prepared) pursuant to Section 9.1 (and Exhibit G) the annual business plan for the next Fiscal Year. A plan approved by the Management Committee, is referred to herein as the "Annual Business Plan." No material changes or departures from any item in an Annual Business Plan approved by the Management Committee shall be made without the prior approval of the Management Committee. Each Annual Business Plan shall include the information set forth in Exhibit C.

9.4. Credit Enhancement. Either Member or an Affiliate of such Member may, on a case by case basis and in its sole judgment, but subject to obtaining the written approval of the Management Committee (other than with respect to the Credit Enhancement Loans described in Section 15.2, which are hereby deemed approved), elect to provide credit enhancement for any loan obtained by, or other obligation of, the Company or any Subsidiary in the form of guaranties, indemnifications, pledges of collateral or letters of credit to the provider of such loan or financing or the Person to whom such obligation is owed (a "Lender"), in each case to secure certain obligations of the Company or any Subsidiary (any such approved credit enhancement shall be collectively referred to as "Credit Enhancement"). If at any time, a Member or an Affiliate of a Member has provided such Credit Enhancement and (a) in the case of a guaranty or indemnification, funds are paid to the Lender thereunder or costs are incurred in connection with the enforcement thereof, (b) in the case of a pledge of collateral, such collateral is applied by the Lender or costs are incurred in connection with the enforcement thereof, or (c) in the case of a letter of credit, such letter of credit is drawn upon or costs are incurred in connection with the enforcement thereof, such Member shall be deemed to have made a loan to the Company in the amount of such payment, application or draw (any such loan, a "Credit Enhancement Loan"), which shall bear interest at the Default Rate from the date advanced until repaid and shall be repaid on a priority basis from 100% of Distributions and shall have priority over all other payments or distributions payable to the Members hereunder. If any Credit Enhancement Loan is made under this Section, the Member who has made such loan shall have the unilateral right to issue a funding notice to the Members to repay such loan and, within twenty (20) days after receipt of such notice, each Member shall make a Capital Contribution equal to the Credit Enhancement Loan multiplied by its Percentage Interest. If any Member fails to make a Capital Contribution required under this Section, then the non-failing Member shall have the remedies set forth in Section 5.2(b).

9.5. Affiliate Transactions/UK JV. (a) (i) Notwithstanding anything to the contrary contained in this Agreement, including, without limitation Section 9.2, no agreement or transaction required to be disclosed pursuant to the next sentence shall be entered into by the Company or any Subsidiary, on the one hand, with a Member or any Affiliate of a Member, or any entity in which a Member or an Affiliate (or principal or associate of such Member or Affiliate) has a direct or indirect financial interest greater than $250,000 (other than through its Interest in the Company), on the other hand, and no decision shall be made in respect of any such

agreement or transaction (including, without limitation, the enforcement or termination thereof) or any other matter relating to any dealings between the Company and such Member or Affiliate (or principal or associate of such Member or Affiliate) or such entity unless such agreement, transaction or decision shall have been approved in writing by the Management Committee, acting without the Representative or Representatives appointed by the Member which has (or whose Affiliate or principal or associate of such Member or Affiliate has) such interest in such agreement, transaction or other matter. Without limiting the foregoing, any such agreement, transaction or other matter shall be on arm's length terms and conditions, and which involve a financial interest in excess of $250,000 of which the interested Member has knowledge (after due inquiry of its and its Affiliates', principals' or associates' financial interests), shall be fully disclosed by the interested Member and the Company to all Representatives and the Management Committee prior to the execution, delivery and/or consummation thereof and vote by the Management Committee thereon. Further, the written approval of Starwood shall be required prior to the use of the name "Starwood" in connection with any matter or transaction, the written approval of Kerzner shall be required prior to the use of the name "Kerzner", and the written approval of Waterford shall be required prior to the use of the name "Waterford".

(b) Supplementing the foregoing, the Company and Kerzner or an Affiliate of Kerzner may enter into certain joint venture investments related to the development of casinos on certain of the Properties in the United Kingdom on the following terms and conditions:

(i) Kerzner will use good faith and diligent efforts to identify and present to the Company (which presentation shall include reasonable detail as to the process and reasoning for such property being identified) the real property assets of the Company located in the United Kingdom which Kerzner believes are attractive sites for the development of casinos ("Potential Casino Sites"). Such identification and presentation to the Company shall be completed within sixty (60) days of the Wembley Acquisition so that the Company can make certain strategic investment decisions related to the remaining assets of the Company located in the United Kingdom. Kerzner shall not be permitted to designate any Competing Casino Site as a Potential Casino Site as provided in Section 9.5(b)(v).

(ii) Once a Potential Casino Site has been presented to the Company and the Management Committee decides that it is interested in pursuing the development of such Potential Casino Site as a casino, Kerzner shall, at Kerzner's sole cost and expense, commence and diligently pursue the approval process and all work related to the design phases for such Potential Casino Site, including, without limitation, the preparation of all necessary site plans, renderings, studies and other marketing and permitting materials required in order to obtain the preliminary approvals from all governmental and quasi-governmental authorities for the construction and operation of such proposed casino development (the "Preliminary Materials"). The Preliminary Materials shall be the property of Kerzner. Kerzner shall pursue the approval process and prepare the Preliminary Materials notwithstanding that such work shall be in advance of any legislation, pending or otherwise, authorizing the development and operation of a casino at the relevant Potential Casino Site. In the event such Potential Casino Site is contributed into a UK JV as provided in clause (iii)(A) below, then Kerzner shall be entitled to constitute the Preliminary Materials as a credit towards its capital contribution

in the applicable UK JV valued at an amount equal to the actual third party costs incurred in connection with preparing the Preliminary Materials. The Management Committee (other than the Representative appointed by Kerzner) shall have prior approval rights over the Preliminary Materials, and Kerzner shall not present any such Preliminary Materials to any local authorities, without first obtaining such prior written approval of the Management Committee.

(iii) Once all governmental and quasi-governmental planning approvals, casino rights and licenses and other preliminary regulatory approvals have been obtained (and the requisite legislation has been adopted) with respect to a particular Potential Casino Site, Kerzner shall be entitled to a period of exclusive dealings (the "Exclusivity Period") with the Company regarding such Potential Casino Site (which period shall not exceed ninety (90) days) during which the Company and Kerzner will negotiate in good faith and attempt to agree on mutually satisfactory terms pursuant to which the applicable Subsidiary of the Company which holds title to the applicable Potential Casino Site will either:

(A) contribute such Potential Casino Site (together with all Preliminary Materials and all licenses, permits and other approvals) into a separate single purpose entity (the "UK JV") which will be controlled generally on a 50/50 basis by Kerzner and the Company. The terms of the UK JV shall be on arm's-length, commercially reasonable terms, including, without limitation, the economic terms, taking into account the fair value of the land and other property contributed (and recognizing the value associated with any casino rights) and the terms of a management agreement between the UK JV and Kerzner pursuant to which Kerzner shall act as the manager on arm's-length commercially reasonable terms. In the event of any conflicts, and with respect to all decisions required, between Kerzner (or its Affiliate), in its capacity as manager, and the UK JV, as owner, the Management Committee (other than the Representative appointed by Kerzner and any Representative appointed by a Member which has (or whose Affiliate has) any participation or other interest with respect to the Kerzner interest in the UK JV referred to above in clause (iii)(A), any ground lease referred to above in clause (iii)(B) or any management agreement between the UK JV and Kerzner), acting on behalf of the UK JV, is and shall be given the authority to, and will, control and make all decisions on behalf of the UK JV; or

(B) enter into a triple-net ground lease with Kerzner, pursuant to which Kerzner would lease the applicable Potential Casino Site (once the applicable casino license is in place) from such Affiliate or Subsidiary of the Company on arm's-length, commercially reasonable terms that include, in addition to base rent, a participation rent based upon the revenues from the Potential Casino Site payable to such Affiliate or Subsidiary of the Company as the landlord. In the event of any conflicts, and with respect to all decisions required between Kerzner (or its Affiliate) in its capacity, as tenant, and such Affiliate or Subsidiary of the Company, as landlord, the Management Committee (other than the Representative appointed by Kerzner and any Representative appointed by a Member which has (or whose Affiliate has) any participation or other interest with respect to the

Kerzner interest in the UK JV referred to above in clause (iii)(A), any ground lease referred to above in clause (iii)(B) or any management agreement between the UK JV and Kerzner), acting on behalf of the Company, is and shall be given the authority to, and will, control and make all decisions on behalf of such Affiliate or Subsidiary of the Company.

(iv) The Management Committee (other than the Representative appointed by Kerzner and any Representative appointed by a Member which has (or whose Affiliate has) any participation or other interest with respect to the Kerzner interest in the UK JV referred to above in clause (iii)(A), any ground lease referred to above in clause (iii)(B) or any management agreement between the UK JV and Kerzner), acting on behalf of the Company and the UK JV (or any applicable Subsidiary) is hereby given the authority to, and will, control and make all decisions on negotiations between the Company, any Affiliate or Subsidiary of the Company and any of the UK JVs, on the one hand, and Kerzner and any Affiliate of Kerzner, on the other hand. In the event the parties are unable to reach agreement under sub-clauses (A) or (B) of clause (iii) above within the Exclusivity Period, then, the Management Committee (other than the Representative appointed by Kerzner) shall have the right to cause the Company and its Affiliates to sell such Potential Casino Site and/or any Affiliate owning such Potential Casino Site (subject to the right of first offer of Kerzner set forth in Section 9.5(c) of this Agreement) to any third party, including, without limitation, another casino operator or developer.

(v) Notwithstanding anything to the contrary contained herein, Kerzner shall not have a right to designate for exclusive negotiation under clause (iii) above any asset or property of the Company (or any Affiliate of the Company) located in the United Kingdom that would compete with any casino or gaming concerns controlled by Kerzner or any of its Affiliates (and/or in which Kerzner or any of its Affiliates have an interest or management relationship) (a "Competing Casino Site"). The determination of whether any particular asset or property of the Company is a Competing Casino Site shall be decided by the Management Committee (other than the Representative appointed by Kerzner and any Representative appointed by a Member which has (or whose Affiliate has) any participation or other interest with respect to the Kerzner interest in the UK JV referred to above in clause (iii)(A), any ground lease referred to above in clause (iii)(B) or any management agreement between the UK JV and Kerzner) (it being agreed that the sites controlled or managed by Kerzner as of March 29, 2004, to the extent set forth in a separate statement from Kerzner and acknowledged received by the Company dated on or about March 29, 2004, shall be deemed not to be competitive with any site owned by Wembley as of such date); provided that any deadlock regarding such decision shall be submitted promptly (but in any event within thirty (30) days of such deadlock) to an independent qualified expert whose decisions shall be final and binding on the parties. The Company shall be free to manage and dispose of any Competing Casino Site in its sole discretion, including, without limitation, selling and/or developing such sites. The Management Committee (other than the Representative appointed by Kerzner and any Representative appointed by a Member which has (or whose Affiliate has) any participation or other interest with respect to the Kerzner interest in the UK JV referred to above in clause (iii)(A), any ground lease referred to above in clause (iii)(B) or any management agreement between the UK JV and Kerzner), acting on behalf of the

Company, is hereby given the authority to, and will, control and make all decisions with respect to the management or disposition of any Competing Casino Site and/or Affiliate owning such Competing Casino Site.

(c) (i) In the event that the Management Committee (other than the Representative appointed by Kerzner and any Representative appointed by a Member which has (or whose Affiliate has) any participation or other interest with respect to the Kerzner interest in the UK JV referred to above in clause (iii)(A), any ground lease referred to above in clause (iii)(B) or any management agreement between the UK JV and Kerzner) exercises its right under Section 9.5(b)(iv) to cause the sale of a Potential Casino Site or its right under Section 9.5(b)(v) to cause a sale of a Competing Casino Site (a "Casino ROFO Site") to an unaffiliated third party then Starwood, acting on behalf of the Company (the "Casino Initiator"), shall have the right to effect the sale of the Casino ROFO Site provided that prior to generally marketing the Casino ROFO Site to third parties, the Casino Sale Initiator shall first give to Kerzner (the "Casino Recipient") notice thereof, which notice need not state the cash price the Casino Initiator would be willing to accept in respect of the sale of such Casino ROFO Site (a "Casino Offer Notice").

(ii) (A) Within thirty (30) days of receipt of a Casino Offer Notice (the "Casino Exercise Period"), the Casino Recipient shall have the right to offer to purchase, based upon the Casino Offer Notice, the Casino ROFO Site, by giving written notice of such election within the Casino Exercise Period (the "Casino ROFO Election"), stating the cash price such Recipient is willing to pay in respect of the Casino ROFO Site (the "Casino ROFO Price"), which offer shall be irrevocable and may be accepted by the Casino Initiator at any time for thirty (30) days after the receipt by the Casino Initiator of the Casino ROFO Election.

(B) If the Casino Recipient fails to timely make a Casino ROFO Election, the Casino Recipient shall be deemed to have elected not to purchase the Casino ROFO Site and the Casino Initiator shall be free to market the Casino ROFO Site on behalf of the Company for a period of one hundred eighty (180) days after the expiration of the Casino Exercise Period at a price determined by the Casino Initiator on behalf of the Company in its sole discretion.

(C) If the Casino Recipient timely and properly makes the Casino ROFO Election, the Casino Initiator shall within thirty (30) days thereafter have the right to either (x) accept such offer on the terms set forth in the Casino ROFO Election, and the Casino Initiator and the Casino Recipient shall consummate the sale of the Casino ROFO Site on an "as is" and "where is" basis within ninety (90) days after the date of the Casino ROFO Election on the terms set forth herein (or such longer period as may be required in the event consummation is delayed due to the lack of required regulatory approvals, but in no event to exceed an additional ninety (90) days and, then only so long as the Casino Recipient is diligently pursuing the obtaining of the same), or (y) proceed to initiate and consummate the sale of the Casino ROFO Site for not less than the Casino ROFO Price with a third party which is not an Affiliate of Casino Initiator within one hundred eighty (180) days after the determination to proceed with a third party sale and, in the case of subparagraph (y), the Casino Initiator shall immediately inform the Casino Recipient of such initiation to proceed as described in subparagraph (y) and the Casino ROFO Election shall be deemed automatically terminated.

If the Casino Recipient has timely and properly delivered the Casino ROFO Election, which is accepted in writing by the Casino Initiator, but thereafter the sale contemplated thereby fails to close within such ninety (90) day period, as the same may be extended, as specified above for any reason (other than the default of the Casino Initiator or other reasons beyond the control of the Recipient), then the Casino Recipient shall be in material default hereunder and the Casino Initiator shall have the right to consummate the sale of the Casino ROFO Site described in the Casino Offer Notice to unaffiliated third parties for a cash price determined by the Casino Initiator (without regard to the Casino ROFO Price) and on such other terms and conditions as the Casino Initiator determines, and shall have an unrestricted period to consummate the sale of such Casino ROFO Site.

(iii) If the Casino ROFO Site is not marketed within the applicable one hundred eighty (180) day period described above or consummated within the applicable one hundred eighty (180) day period described above, the rights of the Casino Recipient under Section 9.5(c)(i) shall be fully restored and reinstated.

9.6. Other Activities. Except as expressly provided in Section 9.7, neither the Company nor any Member (or any Affiliate of any Member) shall have any right by virtue of this Agreement either to participate in or to share in any other now existing or future ventures, activities or opportunities of any of the other Members or their Affiliates, or in the income or proceeds derived from such ventures, activities or opportunities. Without limiting the foregoing, the Members understand that Starwood is distinct from Starwood Hotels & Resorts Worldwide, Inc. or its successor ("HOT"), Troon Golf, L.L.C. or its successor ("Troon") and iStar Financial Inc. or its successor ("SFT"). Starwood is owned in part indirectly by certain principals of Starwood Capital Group, L.L.C. ("SCG"), a privately held real estate investment company. While some of such principals may also serve as officers, directors, employees and/or trustees of either HOT, Troon or SFT, which companies have no interest in Starwood, each of HOT and SFT are independently governed, public companies and Troon is an independently governed private company. Neither HOT, Troon, SFT nor any other company, fund or entity in which they, SCG or such principals may invest or control, whether now or in the future (collectively, "Starwood Investment Companies") have an obligation to do any business with Starwood or SCG or to refer any opportunities thereto or to make any investment therein or therewith and Starwood has no authority to bind any of such companies hereunder or otherwise. No assurances can be given that any business relationship between HOT, Troon, SFT and/or such other Starwood Investment Companies, on the one hand, and either of the KW Member, the Company or Starwood, on the other, shall ever be established (or if established, be continued or unchanged). Were HOT, Troon, SFT and/or such other Starwood Investment Companies, to do any business with either of the KW Member, the Company or Starwood, principals of Starwood who are also trustees, directors, employees or officers from time to time of either HOT, Troon, SFT or such other Starwood Investment Companies may be required to disclose to their respective board any separate personal interests from those of HOT, Troon, SFT or such Starwood Investment Companies which they may have in either of the KW Member, the Company or Starwood or otherwise as a right of any such business and such principals may have to recuse themselves from any vote by HOT's, Troon's or SFT's board or similar body as to other Starwood Investment Companies with respect to such matters. In no event shall HOT, Troon and/or SFT be bound by the terms and conditions of this Agreement, to which they are not

parties. None of HOT, Troon and/or SFT shall be deemed to be an "Affiliate" of Starwood for any purposes under this Agreement.

9.7. Competition. A. For a period commencing on the date hereof and ending on the [redacted] anniversary of the date of the closing of the Wembley Acquisition (the "Non-Compete Period"), each of the Members hereby covenants and agrees as to itself and as to its Affiliates that such Member and its Affiliates will not, directly or indirectly, own, operate, maintain, invest in, direct, manage or supervise any gaming concern (x) located in the States of Rhode Island, Massachusetts, or Connecticut which competes, could be reasonably expected to compete, or is intended to compete with the property owned by the Company (or its Subsidiary) known as "Lincoln Park" in Lincoln, Rhode Island, (y) located in the State of Colorado which competes, could be reasonably expected to compete, or is intended to compete with any of the assets or real property interests of the Company (or its Subsidiaries), which are located in the State of Colorado, and/or (z) which is adjacent to any of the assets or real property interests of the Company (or its Subsidiaries), (individually a "Competing Property" and collectively, the "Competing Properties"). [redacted]

B. For the period commencing at the end of the Non Compete Period and ending on the [redacted] anniversary of the Wembley Acquisition, any Member contemplating, or which has an Affiliate contemplating, directly or indirectly, any transaction (or other activity) which could, potentially, result in the ownership, operation, maintenance, investment in, direction, management, or supervision of any Competing Property (the "Presenting Member") shall promptly submit a description (the "Investment Opportunity Notice") of the potential transaction (or other activity) involving the Competing Property (the "Investment Opportunity") to each of the then Members offering each other Member the right to participate in the Investment Opportunity on a pro rata basis to their respective Percentage Interests in the Company and subject to the same terms, rights and conditions the Presenting Member would be subject to. Any Member receiving an Investment Opportunity Notice shall be entitled to participate directly, or through a designated Affiliate, in such Investment Opportunity. The Investment Opportunity Notice shall include any information regarding the Investment Opportunity which the Presenting Member has received or produced to evaluate the transaction (collectively, the "Preliminary Information"), such information to be updated in writing by the Presenting Member as, and to the extent, changes occur or additional information is developed. Following receipt of such information, each Member will have thirty (30) business days to decide whether to participate or not to participate in any such Investment Opportunity. If a Member, or Members, so elects to participate in such Investment Opportunity, then such Member, or Members, shall jointly perform due diligence with the Presenting Member in order to finalize the closing of the transaction. If a Member declines to pursue an Investment Opportunity, or does not reply to the Investment Opportunity Notice in the time period described herein, the other Members which have decided to participate in such Investment Opportunity (including the Presenting Member) shall have the right, within (i) twenty (20) business days from the date the other Members or Member, in writing, decline to pursue the Competing Property or (ii) within twenty (20) business days after the end of the thirty (30) business day time period described above in the event a Member does not reply to the Investment Opportunity Notice, whichever is applicable, to increase their interest in such Investment Opportunity on a pro rata basis. If the other Members (or Member) elect not to participate in such

Investment Opportunity or fail to reply to the Investment Opportunity Notice within the 30 business day time period described herein, then the Presenting Member can pursue the Investment Opportunity without the other Member or Members, as the case may be, provided the terms of the Investment Opportunity are not materially more favorable to the Presenting Member or any of its Affiliates than those offered to the other Members in the Investment Opportunity Notice. If there is such a material change in the deal as was presented to the other Members by the Presenting Member in the Investment Opportunity Notice, then the Presenting Member must allow the other Members to participate on the new and changed terms and the Presenting Member shall repeat the procedures of this Section 9.7, including the new and changed terms in the Investment Opportunity Notice. Notwithstanding the foregoing, the foregoing provision of this Section 9.7 shall not apply to any gaming concerns which, as of March 29, 2004, are currently owned, operated, maintained, directed, managed or supervised by any such Member (or its Affiliates). Any Member, upon request by the other Member, shall promptly provide the requesting Member with a list of all such gaming concerns. All rights of any Member under this Section 9.7 may be exercised by any Affiliate of such Member.

9.8. Limitation on Actions of Members; Binding Authority. No Member shall, without the prior written consent of the Management Committee, take any action on behalf of, or in the name of, or otherwise bind the Company, or enter into any contract, agreement, commitment or obligation binding upon the Company, or, in its capacity as a Member or manager of the Company, perform any act in any way relating to the Company or the Company's assets, except in a manner and to the extent specifically authorized by the provisions of this Agreement.

9.9. Organization of the Members. Each of the Members, as to itself, hereby represents, warrants and covenants that (i) each of the owners of each of the Members (and each of the entities which have an interest in such Members) are set forth in Exhibit I attached hereto and made a part hereof; (ii) it will not permit any Transfer of any interest in or ownership of such Member, except as expressly permitted hereunder, and (iii) it is a single-purpose entity formed for the purpose of owning its Interest in the Company and it shall not engage in any activities other than its ownership of its Interest in the Company and activities incidental thereto.

9.10. Indictment or Conviction. (a) If an individual associated with any Member is arrested or indicted on a felony by an Applicable Jurisdiction or becomes the subject of an investigation or has taken or failed to take some action resulting in Company Regulators threatening to suspend or revoke any gaming license of the Company, the Members will immediately take all action to isolate that individual from the direct or indirect management of the Company until such time as the individual has been cleared of such charges, such investigation ceases or as otherwise agreed by the Company Regulators. If any regulatory agency of an Applicable Jurisdiction who regulates the business of the Company or any of its Subsidiaries ("Company Regulators") requires additional steps in order to preserve such gaming licenses of the Company, the Member whose associated individual was at fault (the "Tainted Member") will take whatever additional action is required to prevent such gaming licenses of the Company, as applicable, from being suspended or revoked. The Members agree to use all reasonable efforts to try to limit through negotiation with Company Regulators or appropriate legal process the economic effect on the Tainted Member. In order to preserve any of such gaming licenses of the Company, if, during or after such negotiation or legal process, Company

Regulators require the divestiture of the Interest held by the Tainted Member, then, if required by the other Members, the Tainted Member shall sell its Interest to the other Members or their respective designees for a cash purchase price equal to ninety-five percent (95%) of the fair market value of such Interest, with such fair market value to be determined in accordance with the same appraisal process as is set forth in Section 12.6(f) and with the value of the entire enterprise then multiplied by the Percentage Interest of Tainted Member to arrive at the fair market value of such Interest.

(b) If any Member or any Affiliate of a Member is indicted on a felony by an Applicable Jurisdiction, becomes subject of an investigation, has a gaming license issued by an Applicable Jurisdiction revoked or suspended or has taken or failed to take some other action resulting in Company Regulators threatening to suspend or revoke any gaming license of the Company, then such Member will take such action as is required to prevent such gaming licenses of the Company from being suspended or revoked. The Members agree to use all reasonable efforts to try to limit through negotiation with the Company Regulators or appropriate legal process the economic effect on the Member who, or whose Affiliate, was at fault. In order to preserve the gaming licenses of the Company, if, during or after such negotiation or legal process, the Company Regulators require the divestiture of the Interest by the Member who, or whose Affiliate, was at fault (the "Divestiture Member"), then, if required by the other Members, the Divestiture Member shall sell its Interest to the other Members or their designees for a cash purchase price equal to ninety-five percent (95%) of the fair market value of such Interest, with such fair market value to be determined in accordance with the same appraisal process as is set forth in Section 12.6(f)) and with the value of the entire enterprise then multiplied by the Percentage Interest of the Divestiture Member to arrive at the fair market value of such Interest.

(c) If, in the case of a situation described in Section 9.10 (a) or (b) above, despite satisfying Company Regulators, a regulatory agency of an Applicable Jurisdiction who regulates any Member of the Company or an Affiliate of such Member but who does not regulate the Company or any Subsidiary of the Company ("Non-Company Regulator") threatens to suspend or revoke the gaming licenses of such Member (the "Threatened Member") or of any of its Affiliates unless the Threatened Member or its Affiliate, as the case may be, ceases to be engaged in the Company with the Tainted Member or Divestiture Member, as the case may be, then the Members agree to use all reasonable efforts to try to avoid or limit through negotiation with the Non-Company Regulator or appropriate legal process any such required action or any other economic effect on the Tainted Member or Divestiture Member. In order to preserve such gaming licenses of the Threatened Member or its Affiliates, as the case may be, if, during or after such negotiation or legal process, the Non-Company Regulator requires the divestiture of the Interest of the Tainted Member or Divestiture Member, then, regardless of whether or not any of the gaming licenses of the Company are affected, if required by the other Members, the Tainted Member or Divestiture Member shall sell its Interest pursuant to the procedures related to the Transfer of an Interest set forth in Section 12.5 (construed without regard to the provisions related to the Lock-out Period set forth in Section 12.5(a)).

(d) In the event that a Specified Jurisdiction in which a Member or its Affiliate has a gaming interest (herein, "Affected Member") shall object to such Affected Member's continued membership in the Company (including, but without limitation, by reason of any actions taken by another Member or any of its Affiliates or associates), then the Affected

Member shall use its reasonable best efforts to try to reverse such objection and to defend its gaming interest through negotiation or appropriate legal process. In order to preserve such Affected Member's gaming interest, if, during or after such negotiation or legal process, the Affected Member reasonably concludes that it must dispose of its interest in the Company, then the Affected Member shall have the right, but not the obligation, to sell its Interest pursuant to the Interest Transfer procedures set forth in Section 12.5 (construed without regard to the provisions related to the Lock-out Period set forth in said Section 12.5(a)); provided, however, that in the event any or all of the other Members elect to tag along with the Affected Member pursuant to the provisions of Section 12.5(c), then in any such sale, the price which each such other tagging Member receives on such sale shall not be less than a cash price equal to the greater of (a) such tagging Member's cost basis for its Interest, or (b) the fair market value, which shall be the tag-along price paid provided that the tag-along buyer is an unaffiliated third party and the transaction is bona fide and negotiated arm's length, and the Affected Member shall reduce its share of the net proceeds of the combined sale, as necessary, to assure that the other selling Members (i.e., the tagging Members) receive the greater of the amounts described in the immediately preceding clauses (a) or (b) in respect of their respective Interests.

(e) References in this Section 9.10 to the Company shall include any Subsidiary of the Company.

9.11. Operation in Accordance with REOC Requirements. (a) The Members acknowledge that Starwood or one or more of its Affiliates (an "OC Affiliate") intends to qualify as a "real estate operating company" or "venture capital operating company" within the meaning of U.S. Department of Labor Regulation 29 C.F.R. §2510.3-101 (an "OC"). The Members acknowledge and agree that Starwood may assign any or all of its rights or powers under this Agreement, to designate committee representatives, to provide consents and approvals, or any other rights or powers to one or more of its OC Affiliates as it deems appropriate, and the exercise of any such rights or powers by an OC Affiliate shall have full force and effect under this Agreement without the need for any further consent or approval. Each Member represents, warrants and covenants that no source of funds for its investment in the Company constitutes in any part any "employee benefit plan" within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA, and including, without limitation, foreign, church and governmental plans), any "plan" described by Section 4975(e)(1) of the Code (such "employee benefit plans" and "plans" collectively ("Plans")), or any entity whose underlying assets include the "plan assets" within the meaning of 29 C.F.R. 2510, 3-101 of any Plan by reason of a Plan's investment in such entity. Each Member agrees that it shall not fund any Capital Contribution with assets of any Plan.

(b) Notwithstanding anything in this Agreement to the contrary, unless specifically agreed to by the Management Committee in writing, neither the Company nor its Subsidiaries shall hold any investment, incur any indebtedness or otherwise take any action that would cause any Member of the Company (or any Person holding an indirect interest in the Company through an entity or series of entities treated as partnerships for U.S. federal income tax purposes) to realize any "unrelated business taxable income" as such term is defined in Code Sections 511 through 514. All consents shall be filed with the minutes of the proceedings of the Management Committee.

9.12. <u>FCPA/OFAC</u>. (a) In compliance with the Foreign Corrupt Practices Act, each Member will not, and will ensure that its officers, directors, employees, shareholders, members, agents and Affiliates, acting on its behalf or on the behalf of the Company or any of its Subsidiaries or Affiliates do not, for a corrupt purpose, offer, directly or indirectly, promise to pay, pay, promise to give, give or authorize the paying or giving of anything of value to any official representative or employee of any government agency or instrumentality, any political party or officer thereof or any candidate for office in any jurisdiction.

(b) Each Member agrees to notify immediately each other Member of any request that such Member or any of its officers, directors, employees, shareholders, members, agents or Affiliates, acting on its behalf, receives to take any action that may constitute a violation of the Foreign Corrupt Practices Act.

(c) None of the Members or any of their Affiliates, nor any of their respective members, and none of their respective officers or directors is, nor during the Term while such Member is a Member, will they become, a person or entity with whom U.S. persons or entities are restricted from doing business under regulations of the Office of Foreign Asset Control ("OFAC") of the Department of the Treasury (including those named on OFAC's Specially Designated Blocked Persons List) or under any U.S. statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism) or other governmental action.

Section 10. <u>Confidentiality</u>. (a) Any information relating to a Member's business, operation or finances which are proprietary to, or considered proprietary by, a Member are hereinafter referred to as "<u>Confidential Information</u>". All Confidential Information in tangible form (plans, writings, drawings, computer software and programs, etc.) or provided to or conveyed orally or visually to a receiving Member, shall be presumed to be Confidential Information at the time of delivery to the receiving Member. All such Confidential Information shall be protected by the receiving Member from disclosure with the same degree of care with which the receiving Member protects its own Confidential Information from disclosure. Each Member agrees: (i) not to disclose such Confidential Information to any Person except to those of its employees or representatives who need to know such Confidential Information in connection with the conduct of the business of the Company and who have agreed to maintain the confidentiality of such Confidential Information and (ii) neither it nor any of its employees or representatives will use the Confidential Information for any purpose other than in connection with the conduct of the business of the Company; <u>provided</u> that such restrictions shall not apply if such Confidential Information:

(x) is or hereafter becomes public, other than by breach of this Agreement;

(y) was already in the receiving Member's possession prior to any disclosure of the Confidential Information to the receiving Member by the divulging Member; or

(z) has been or is hereafter obtained by the receiving Member from a third party not bound by any confidentiality obligation with respect to the Confidential Information;

provided, further, that nothing herein shall prevent any Member from disclosing any portion of such Confidential Information (1) to the Company and allowing the Company to use such Confidential Information in connection with the Company's business, (2) pursuant to judicial order or in response to a governmental inquiry, by subpoena or other legal process, but only to the extent required by such order, inquiry, subpoena or process, and only after reasonable notice to the original divulging Member, (3) as necessary or appropriate in connection with or to prevent the audit by a governmental agency of the accounts of any of the Members, (4) in order to initiate, defend or otherwise pursue legal proceedings between the parties regarding this Agreement, (5) as necessary in connection with a Transfer of an Interest permitted hereunder or (6) to a Member's respective attorneys or accountants or other representative or (7) as, and solely to the extent, required by Applicable Laws or applicable rules and regulations of a stock exchange, provided notice of such disclosure is first given to the Management Committee and the other Members prior to such disclosure.

(b) The Members and their Affiliates shall each act to safeguard the secrecy and confidentiality of, and any proprietary rights to, any non-public information relating to the Company and its business, except to the extent such information is required to be disclosed by law or reasonably necessary to be disclosed in order to carry out the business of the Company. Each Member may, from time to time, provide the other Members written notice of its non-public information which is subject to this Section 10(b).

Section 11. Representations and Warranties.

11.1. In General. As of the date hereof, each of the Members hereby makes each of the representations and warranties applicable to such Member as set forth in Section 11.2. Such representations and warranties shall survive the execution of this Agreement.

11.2. Representations and Warranties. Each Member hereby represents and warrants that:

(a) Due Incorporation or Formation; Authorization of Agreement. Such Member is a corporation duly organized or a partnership or limited liability company duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has the corporate, partnership or company power and authority to own its property and carry on its business as owned and carried on at the date hereof and as contemplated hereby. Such Member is duly licensed or qualified to do business and in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a material adverse effect on its financial condition or its ability to perform its obligations hereunder. Such Member has the corporate, partnership or company power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate, partnership or company action. This Agreement constitutes the legal, valid and binding obligation of such Member.

(b) No Conflict with Restrictions; No Default. Neither the execution, delivery or performance of this Agreement nor the consummation by such Member (or any of its Affiliates) of the transactions contemplated hereby (i) conflicts or will conflict with, violate or

result in a breach of (or has conflicted with, violated or resulted in a breach of) any of the terms, conditions or provisions of any law (including any Applicable Laws), regulation, order, writ, injunction, decree, determination or award of any court, any governmental department, board, agency or instrumentality, domestic or foreign, or any arbitrator, applicable to such Member or any of its Affiliates, (ii) conflicts or will conflict with, violate, result in a breach of or constitute a default under (or has conflicted with, violated, resulted in a breach of or constituted a default under) any of the terms, conditions or provisions of the articles of incorporation, bylaws, partnership agreement or operating agreement of such Member or any of its Affiliates or of any material agreement or instrument to which such Member or any of its Affiliates is a party or by which such Member or any of its Affiliates is or may be bound or to which any of its properties or assets is subject, (iii) conflicts or will conflict with, violate, result in (or has conflicted with, violated or resulted in) a breach of, constitute (or has constituted) a default under (whether with notice or lapse of time or both), accelerate or permit the acceleration of (or has accelerated) the performance required by, give (or has given) to others any material interests or rights or require any consent, authorization or approval under any indenture, mortgage, lease, agreement or instrument to which such Member or any of its Affiliates is a party or by which such Member or any of its Affiliates or any of their properties or assets is or may be bound or (iv) results or will result (or has resulted) in the creation or imposition of any lien upon any of the properties or assets of such Member or any of its Affiliates.

(c) Governmental Authorizations. Any registration, declaration or filing with, or consent, approval, license, permit or other authorization or order by, or exemption or other action of, any governmental, administrative or regulatory authority, domestic or foreign, that was or is required in connection with the valid execution, delivery, acceptance and performance by such Member under this Agreement or consummation by such Member (or any of its Affiliates) of any transaction contemplated hereby has been completed, made or obtained on or before the date hereof or will be obtained prior to the date it is required to be obtained under Applicable Laws.

(d) Litigation. There are no actions, suits, proceedings or investigations pending, or, to the knowledge of such Member or any of its Affiliates, threatened against or affecting such Member or any of its Affiliates or any of their properties, assets or businesses in any court or before or by any governmental department, board, agency or instrumentality, domestic or foreign, or any arbitrator which could, if adversely determined (or, in the case of an investigation could lead to any action, suit or proceeding which if adversely determined could) reasonably be expected to materially impair such Member's ability to perform its obligations under this Agreement or to have a material adverse effect on the consolidated financial condition of such Member; such Member or any of its Affiliates has not received any currently effective notice of any default, and such Member or any of its Affiliates is not in default, under any applicable order, writ, injunction, decree, permit, determination or award of any court, any governmental department, board, agency or instrumentality, domestic or foreign, or any arbitrator which could reasonably be expected to materially impair such Member's (or any of its Affiliate's) ability to perform its obligations under this Agreement or to have a material adverse effect on the consolidated financial condition of such Member.

(e) Investigation. Such Member is acquiring its Interest based upon its own investigation, and the exercise by such Member of its rights and the performance of its

obligations under this Agreement will be based upon its own investigation, analysis and expertise. Such Member is a sophisticated investor possessing an expertise in analyzing the benefits and risks associated with acquiring investments that are similar to the acquisition of its Interest.

(f) Broker. No broker, agent or other person acting as such on behalf of such Member was instrumental in consummating this transaction and no conversations or prior negotiations were had by such party with any broker, agent or other such person concerning the transaction that is the subject of this Agreement.

(g) Investment Company Act. Neither such Member nor any of its Affiliates is, nor will the Company as a result of such Member holding an interest therein be, an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

(h) Securities Matters. (i) None of the Interests are registered under the Securities Act or any state securities laws. Such Member understands that the offering, issuance and sale of the Interests are intended to be exempt from registration under the Securities Act, based, in part, upon the representations, warranties and agreements contained in this Agreement. Such Member is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act.

(ii) Neither the Securities and Exchange Commission nor any state securities commission has approved the Interests or passed upon or endorsed the merits of the offer or sale of the Interests. Such Member is acquiring the Interests solely for such Member's own account for investment and not with a view to resale or distribution thereof in violation of the Securities Act.

(iii) Such Member is unaware of, and in no way relying on, any form of general solicitation or general advertising in connection with the offer and sale of the Interests, and no Member has taken any action which could give rise to any claim by any person for brokerage commissions, finders' fees (without regard to any finders' fees payable by the Company directly) or the like relating to the transactions contemplated hereby.

(iv) Such Member is not relying on the Company or any of its officers, directors, employees, advisors or representatives with regard to the tax and other economic considerations of an investment in the Interests, and such Member has relied on the advice of only such Member's Advisors.

(v) Such Member understands that the Interests may not be sold, hypothecated or otherwise disposed of unless subsequently registered under the Securities Act and applicable state securities laws, or an exemption from registration is available. Such Member agrees that it will not attempt to Transfer all or any portion of the Interests in violation of this Agreement.

(vi) Such Member has adequate means for providing for its current financial needs and anticipated future needs and possible contingencies and emergencies and has no need for liquidity in the investment in the Interests.

(vii) Such Member, or its direct or indirect member or shareholder, as applicable, has significant prior investment experience, including investment in non-listed and non-registered securities. Such Member is knowledgeable about investment considerations and has a sufficient net worth to sustain a loss of such Member's entire investment in the Company in the event such a loss should occur. Such Member's overall commitment to investments which are not readily marketable is not excessive in view of such Member's net worth and financial circumstances and the purchase of the Interests will not cause such commitment to become excessive.

(viii) Such Member represents to the Company that the information contained in this subparagraph (h) and in all other writings, if any, furnished to the Company with regard to such Member (to the extent such writings relate to its exemption from registration under the Securities Act) is complete and accurate and may be relied upon by the Company in determining the availability of an exemption from registration under federal and state securities laws in connection with the sale of the Interests.

(i) Neither it, nor any of its Affiliates (other than the Company), as of the date hereof, owns any shares in Wembley or has made any acquisitions or dispositions of shares in Wembley since January 1, 2003; and such Member agrees that until the earlier of (i) the termination of this Agreement, or (ii) the sale of all of the assets (i.e., shares and options, if any, with respect to Wembley) of (a) the Company and (b) any Affiliates of the Company, neither it (nor its Affiliates) will directly or indirectly (i) purchase or otherwise acquire shares or other equity interests of Wembley or any subsidiary of Wembley, or any option to acquire any of the foregoing or (ii) purchase or otherwise acquire any material assets of Wembley or any subsidiary of Wembley, other than through its Interest in the Company.

Section 12. Sale, Assignment, Transfer or other Disposition.

12.1. Prohibited Transfers. (a) Except as otherwise provided in this Section 12, Sections 4.1, 5.2(h), 9.10, or 13 or as approved by the Management Committee, no Member shall Transfer all or any part of its Interest, whether directly or indirectly, in the Company to any Person who, or which, is not an Affiliate of such Member's respective Control Parent, and any attempt to so Transfer such Interest (and such Transfer) in violation of this section shall be null and void and of no effect. Notwithstanding the foregoing, a Member shall have the right at any time to pledge its right to receive Distributions to a lender or creditor, directly or indirectly, for such purposes as it deems necessary in the ordinary cause of its business and operations.

(b) If the Interest originally held by a Member shall at any time be held by two (2) or more Persons as a result of Transfer to an Affiliate, then all of the portions of each such Interest so Transferred (and the resulting Interests) shall continue to be subject to the same restrictions as if it continued to be held by such Member. A condition of each such Transfer shall be that only one holder of a portion of the Interests originally held by a Member shall be irrevocably and unconditionally designated by all the holders of portions of such applicable

Interest and all such holders shall be bound by the decisions of their designee to exercise the powers, duties and responsibilities of such Member hereunder.

12.2. Affiliate/Member to Member Transfers. Subject to Section 12.3, any Member may Transfer all or any portion of its Interest in the Company at any time to (1) an Affiliate of such Member, or (2) any other Member. Notice of any such Transfer shall be given to each Representative on the Management Committee. If any such Affiliate subsequently becomes a non-Affiliate of such Member, such transferred Interest shall be deemed to have been Transferred back to the Member immediately prior to the effective time of the non-affiliation.

12.3. Admission of Transferee. No Transfer of Interests in the Company shall be permitted unless the potential transferee is admitted as a Member under this Section 12.3. If a Member Transfers all or any portion of its Interest in the Company, such transferee may become a Member if (i) such transferee executes and agrees to be bound by this Agreement, (ii) the transferor and/or transferee pays all reasonable legal and other fees and expenses incurred by the Company in connection with such assignment and substitution and (iii) the transferor and transferee execute such documents and deliver such certificates to the Company and the remaining Members as may be required by applicable law or otherwise advisable. Notwithstanding the foregoing, any Transfer or purported Transfer of any Interest, whether to another Member or to a third party, shall be of no effect, and such transferee shall not become a Member, if the Management Committee determines in its reasonable discretion that:

(a) the Transfer would require registration of any Interest under, or result in a violation of, any federal or state securities laws;

(b) if, at the time of such Transfer, the Company owns property entitled to amortization or depreciation deductions under provisions of the Code, the Transfer would result in a termination of the Company under Code Section 708(b); provided, however, notwithstanding the restrictions otherwise existing under this Agreement with respect to Transfers of all, or a portion of, a Member's Interest, the Members shall cooperate to facilitate one or more Transfers by such Member to avoid a termination of the Company under Code Section 708(b);

(c) as a result of such Transfer the Company would be required to register as an investment company under the Investment Company Act of 1940, as amended, or any rules or regulations promulgated thereunder;

(d) if as a result of such Transfer the aggregate value of Interests held by "benefit plan investors" including at least one benefit plan investor that is subject to ERISA, could be "significant" (as such terms are defined in U.S. Department of Labor Regulation 29 C.F.R. 2510.3-101(f)(2)) with the result that the assets of the Company could be deemed to be "plan assets" for purposes of ERISA;

(e) as a result of such Transfer, the Company would or may have in the aggregate more than one hundred (100) members and material adverse federal income tax consequences would result to a Member;

(f) such Transfer would be expressly prohibited under this Agreement; or

(g) such Transfer is reasonably likely to cause any Company Regulator to have the license of the Company or Subsidiary suspended or revoked.

Prior to any closing of the Transfer, any prior approval of such Transfer required by Applicable Law to maintain any gaming license of the Company or any Subsidiary shall be obtained.

For purposes of determining the number of members under this Section 12.3(e), a Person (the "beneficial owner") indirectly owning an interest in the Company through a partnership, grantor trust or S corporation (as such terms are used in the Code) (the "flow-through entity") shall be considered a member, but only if (i) substantially all of the value of the beneficial owner's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the Company and (ii) in the sole discretion of the Management Committee, a principal purpose of the use of the flow-through entity is to permit the Company to satisfy the 100-member limitation.

The Management Committee may require the provision of a certificate as to the legal nature and composition of a proposed transferee of an Interest of a Member and from any Member as to its legal nature and composition and shall be entitled to rely on any such certificate in making such determinations under this Section 12.3.

12.4. Withdrawals. Each of the Members does hereby covenant and agree that it will not withdraw, resign, retire or disassociate from the Company, except as a result of a Transfer of its entire Interest in the Company permitted under the terms of this Agreement and that it will carry out its duties and responsibilities hereunder until the Company is terminated, liquidated and dissolved under Section 14. No Member shall be entitled to receive any distribution or otherwise receive the fair market value of its Interest in compensation for any purported resignation or withdrawal not in accordance with the terms of this Agreement.

12.5. Sale of Member's Interest. (a) Without limiting any of the rights of Starwood or the KW Member under this Agreement (including, without limitation, the rights under Section 12.2), if at any time after the [redacted] anniversary of the Wembley Acquisition (the "Lock-out Period"), or earlier as provided in Section 9.10, Starwood or the KW Member (the "Initiator") desires to Transfer all of its Interest (and, in the case of the KW Member, both of the Interests of Kerzner and Waterford together and subject to the provisions set forth in Section 9.1(c)) in the Company to an unaffiliated third party (an "Interest Transfer"), the Initiator shall have the right to effect the same provided that prior to generally marketing its Interest to third parties, the Initiator shall first give to the other party (the "Recipient") notice thereof, which notice need not state the cash price the Initiator would be willing to accept in respect of such Transfer (an "Interest Offer Notice"). If both Starwood and the KW Member sends an Interest Offer Notice, the one given first (based upon the date and time of receipt) shall be effective and the one given thereafter shall not be effective.

(b) (i) Within thirty (30) days of receipt of an Interest Offer Notice (the "Interest Exercise Period"), the Recipient shall have the right to offer to purchase, based upon the Interest Offer Notice, the Initiator's Interest (in the case of the KW Member, both of the Interests of Kerzner and Waterford for all purposes under this section), by giving written notice of such

election within the Interest Exercise Period (the "ROFO Interest Election"), stating the cash price the Recipient is willing to pay in respect of the Initiator's Interest (the "ROFO Interest Price") and, stating to its best knowledge, whether any regulatory approvals under any Applicable Laws applicable to Recipient will be required in order to consummate the ROFO Interest Sale, which offer shall be irrevocable and may be accepted by the Initiator at any time for thirty (30) days after the receipt by the Initiator of the ROFO Interest Election.

(ii) If the Recipient does not timely make a ROFO Interest Election, the Recipient shall be deemed to have elected not to purchase the Initiator's Interest and the Initiator shall be free to market the Interest Transfer for a period of one hundred eighty (180) days after the expiration of the Interest Exercise Period at a price determined by the Initiator in its sole discretion; provided that if such transfer of the Initiator's Interest shall cause a Taxable Event (without regard and giving effect to any tag-along right), the Initiator shall compensate the Recipient on the consummation of such Interest Transfer for any tax (grossed-up to give effect to any tax on such payment) payable by the Recipient on the gain resulting from such Taxable Event. Such Interest Transfer if consummated shall be consummated within one hundred eighty (180) days after the expiration of the Interest Exercise Period and any transferee of such Interest shall succeed to all of the rights and obligations of Initiator in the Company.

(iii) If the Recipient has timely and properly delivered a ROFO Interest Election, the Initiator shall within thirty (30) days thereafter have the right to either (x) accept such offer on the terms set forth in the ROFO Interest Election, and the Initiator and the Recipient shall consummate the ROFO Interest Sale on an "as is" and "where is" basis within ninety (90) days after the date of the ROFO Interest Election on the terms set forth herein, or such longer period as may be needed to receive applicable regulatory approvals, provided that the Recipient is diligently pursuing such regulatory approvals and such approvals have not been denied and will not postpone the consummation of the ROFO Interest Sale for more than an additional ninety (90) days (the "Outside ROFO Date"), or (y) proceed to initiate and consummate the Interest Transfer with a third party which is not an Affiliate of Initiator, at a price not less than [redacted] of the ROFO Interest Price, within one hundred eighty (180) days after the expiration of the Interest Exercise Period. In the case of subparagraph (y) in the preceding sentence, the Initiator shall immediately inform the Recipient of such initiation and the ROFO Interest Election shall be deemed automatically terminated. Supplementing the foregoing, any proposed transferee of the Interest Transfer shall be a Person whose ownership interest in the Company is not reasonably likely to jeopardize in any material respect, in the aggregate, any material permits or licenses held by the Company or any of its Subsidiaries, solely by virtue of such Person's ownership interest in the Company and shall otherwise be subject to Section 12.3.

If the Initiator elects to accept Recipient's offer on the terms set forth in the ROFO Interest Election, then Recipient shall immediately deliver to a qualified escrow agent designated by the Initiator a certified check as a deposit (the "ROFO Deposit") payable to the direct order of the Initiator in an amount equal to [redacted] of the ROFO Interest Price. If the Recipient has timely and properly delivered the ROFO Interest Election, which is accepted in writing by the Initiator, but thereafter the sale contemplated thereby fails to close on or before the ROFO Outside Date as a result of a default of the Recipient, then the Recipient shall be in material default hereunder and the Initiator shall have the right to receive the ROFO Deposit

from such escrow agent (as liquidated damages and not as a penalty, it being agreed that the actual damages would be difficult or impossible to calculate and is a fair measure of the damages) and to immediately deposit the check evidencing the ROFO Deposit; provided that, in all other cases the ROFO Deposit shall be returned to the Recipient. If the Recipient has timely and properly delivered the ROFO Interest Election, which is accepted by the Initiator, but thereafter the sale contemplated thereby fails to close on or before ROFO Outside Date for any reason (other than the default of the Initiator), the Initiator shall have the right to consummate the Interest Sale described in the Interest Offer Notice to unaffiliated third parties for a cash price determined by the Initiator (without regard to the ROFO Interest Price) and on such other terms and conditions as the Initiator determines, and shall have an unrestricted period to consummate such or any other Interest Transfer. Further, the Recipient shall not thereafter under any circumstances (even if such ROFO Interest Sale failed to occur due to the inability of the Recipient to receive all applicable regulatory approvals on or before the Outside ROFO Date, having diligently pursued the same) be entitled to give a ROFO Interest Election for any subsequent proposed Interest Transfer and the Initiator shall have no further obligations whatsoever under this Section 12.5 with respect to an Interest Transfer.

(c) If a timely ROFO Interest Election has not been made by a Recipient, or the Initiator does not accept a ROFO Interest Election and instead elects to initiate and proceed with the Interest Transfer pursuant to Section 12.5(b)(iii)(x) above, then, in either case, Initiator shall promptly notify Recipient of the proposed transferee and of the proposed purchase price to be paid therefore and of the other material terms and conditions of the proposed Interest Transfer and Recipient (in the case of KW Member, only if such proposed Interest Transfer is to a Kerzner Competitor), within thirty (30) days after receipt of such notice (the "Tag-Along Notice"), shall have the right to elect to participate in an Interest Transfer of its entire Interest and it and its appointed Representatives shall be obligated to consent to any transfer arranged by the Initiator (a "Tag-Along Sale") on the terms and conditions set forth in Section 12.5(f) and in the Tag-Along Notice. If the Recipient does not timely make an election for a Tag-Along Sale, it shall be deemed to have elected not to participate in the Interest Transfer arranged by the Initiator. "Kerzner Competitor" shall mean (i) any direct competitor of Kerzner with respect to casinos in which Kerzner has a controlling interest (or is acting as manager or sub-manager), and (ii) any competitors of the Mohegan Sun Resort.

(d) If the Interest Transfer is (x) not marketed within the applicable one hundred eighty (180) day period described above or consummated within the applicable one hundred eighty (180) day period described above or (y) if the price or any of the other terms and conditions of the proposed Interest Transfer differ in any material respect from the price or other terms and conditions set forth in the Tag-Along Notice, then the rights of the Recipient under Section 12.5(a) and Section 12.5(c), provided it has not defaulted hereunder, shall be fully restored and reinstated (provided further that with respect to the occurrence of the events described in the immediately preceding clause (y), the restoration of such rights shall be limited to those set forth in Section 12.5(c)).

(e) At the closing of any Interest Transfer and Tag-Along Sale each Member shall execute and deliver such deeds, bills of sale, instruments of conveyance, assignments and other instruments as may reasonably be required, to give good and clear title to the Interest of the Member in the Company to the extent such Interest is being Transferred. In the event the

Member transferring its Interest shall fail or refuse to execute any of such instruments, the Initiator is hereby granted, without any further action or documents required, an irrevocable power of attorney, coupled with an interest, which shall be binding on the Member transferring its Interest as to all third parties, to execute and deliver on behalf of the Member transferring its Interest all such required instruments of transfer. Such power of attorney shall survive and not be affected by the subsequent disability, incapacity, dissolution or termination of the Member transferring its Interest.

(f) (i) In the event that the Recipient has elected to participate in a Tag-Along Sale as provided in Section 12.5(c), the Recipient shall be obligated to sell all of its Interest, at the price and on such other terms and conditions set forth in the Tag-Along Notice and on such other terms provided that they are consistent with those set forth in the Tag-Along Notice as determined by the Initiator.

(ii) In the event of a Tag-Along Sale, the sale of the Recipient's Interest shall be on no less favorable terms and conditions as the sale by the Initiator of its Interest. The Initiator and the Recipient shall share pro rata (based upon their respective Percentage Interests) in (1) any indemnity liability to the proposed transferee, (2) any escrow established for the purpose of satisfying any such liability, (3) the proceeds from the sale, (4) all expenses of investigating and consummating the transactions contemplated by this Section 12.5 (whether or not consummated), and (5) all other rights and obligations with respect to the sale.

(iii) The Initiator shall provide the Recipient with written notice not less than fifteen (15) days prior to the date of the Tag-Along Sale. Such notice shall set forth (1) the name and address of the proposed transferee or transferees in the proposed Tag-Along Sale, (2) the amount of consideration to be paid for Recipient's Interest and the conditions of payment, and (3) confirmation that the proposed transferee is willing to purchase the Recipient's Interest.

(g) From and after an Interest Transfer pursuant to this Section 12.5, each of the Members agree that the names "Kerzner" "Waterford" and "Starwood" shall not be used by the transferee without the express prior written consent of Kerzner with respect to the name "Kerzner", Waterford with respect to the name "Waterford" and Starwood with respect to the name "Starwood".

12.6. Sale of Company. (a) Without limiting any of the rights of Initiator under this Agreement (including, without limitation, Initiator's rights under Section 12.2), if at any time after the expiration of the Lock-out Period the Initiator desires to cause all of the Interests in the Company (or equity of its Subsidiaries) to be sold or transferred to an unaffiliated third party (a "Company Sale"), the Initiator shall have the right to effect the same provided that prior to generally marketing the same to third parties, the Initiator shall first give to the Recipient notice thereof, which notice in any case need not state the cash price the Initiator would be willing to accept in respect of such sale (a "Sale Offer Notice"). If both Starwood and the KW Member delivers a Sale Offer Notice, the one given first (based upon the date and time of receipt) shall be effective and the one given thereafter shall not be effective.

(b) (i) Within thirty (30) days of receipt of a Sale Offer Notice (but not an Interest Offer Notice received pursuant to Section 12.5 above) (the "Appraisal Exercise Period"),

the Recipient (acting as provided in Section 9.1(c) for all purposes hereunder, if applicable) shall have the right to require that the Fair Market Value of the assets which are the subject of such Sale Offer Notice (the "Sale Assets") be determined pursuant to Section 12.6(f), by giving written notice of such election (the "Valuation Notice") to Initiator within the Appraisal Exercise Period, which notice shall also state, to the best knowledge of Recipient, whether any regulatory approvals under any Applicable Laws applicable to Recipient will be required in order to consummate the acquisition of the Sale Assets by Recipient. In the event that the Recipient timely delivers the Valuation Notice in accordance with this Section 12.6(b), then the Fair Market Value of the Sale Assets shall be determined in accordance with the provisions of Section 12.6(f).

(ii) Commencing upon the date on which the Fair Market Value of the Sale Assets is determined in accordance with the provisions of Section 12.6(f) (the "Determination Date"), Initiator may, but shall have no obligation to, initiate and proceed with the general marketing and sale of the Sale Assets. Prior to Initiator making an election (which election must be in writing and delivered to Recipient by Initiator), to generally market the Sale Assets, Initiator shall first offer (the "Sale Offer") the Sale Assets to the Recipient for an amount (the "Sale Asset Purchase Price") equal to [redacted] of the Fair Market Value of the Sale Assets proposed to be sold by the Initiator. The Recipient may, within fifteen (15) days of the delivery of the Sale Offer, elect to accept the Sale Offer and to purchase the Sale Assets (which election shall be irrevocable) for the Sale Asset Purchase Price (the "Sale Asset Purchase Election") in which case Initiator and the Recipient shall consummate the Company Sale on an "as is" and "where is" basis within ninety (90) days after the date of the Sale Asset Purchase Election, or such longer period as may be needed to receive applicable regulatory approvals, provided that the Recipient is diligently pursuing such regulatory approvals and provided such approval process will not postpone the consummation of the Company Sale for more than an additional ninety (90) days (the "Outside Sale Date").

(iii) If the Recipient makes the Sale Asset Purchase Election, it shall, as a condition to the effectiveness of such Sale Asset Purchase Election, simultaneously with such election deliver to a qualified escrow agent designated by the Initiator a certified check as a non-refundable deposit (the "Sale Offer Deposit") payable to the direct order of the Initiator in an amount equal to [redacted] of the Sale Asset Purchase Price. If the Recipient has timely and properly delivered a Sale Asset Purchase Election and delivered the Sale Offer Deposit, but thereafter the sale contemplated thereby fails to close on or before the Outside Sale Date as a result of a default of the Recipient, then the Recipient shall be in material default hereunder and the Initiator shall have the right to receive the Sale Offer Deposit from such escrow agent (as liquidated damages and not as a penalty, it being agreed that the actual damages would be difficult or impossible to calculate and is a fair measure of the damages) and to immediately deposit the check evidencing the Sale Offer Deposit; provided that, in all other cases, the Sale Offer Deposit shall be returned to the Recipient. If the Recipient has timely and properly delivered the Sale Asset Purchase Election and delivered the Sale Offer Deposit, but thereafter the sale contemplated thereby fails to close on or before the Outside Sale Date for any reason (other than the default of the Initiator), the Initiator shall have the right, to consummate the Company Sale described in the Sale Offer Notice to unaffiliated third parties for a cash price determined by the Initiator (without regard to the Fair Market Value) and on such other terms and conditions as the Initiator determines, and shall have an unrestricted period to consummate

such or any other Company Sale. Further, the Recipient shall not thereafter under any circumstances (even if such Company Sale failed to occur due to the inability of the Recipient to receive all applicable regulatory approvals on or before the Outside Sale Date, having diligently pursued the same) be entitled to give a Sale Asset Purchase Election for any subsequently proposed Company Sale and the Initiator shall have no further obligations whatsoever under this Section 12.6(b) (including, without limitation, making any Sale Offer).

(iv) In the event that Initiator fails or elects not to make the Sale Offer after the timely delivery by Recipient of the Valuation Notice and the determination of the Fair Market Value of the Sale Assets under Section 12.6(f) relating thereto, Initiator shall have no liability to the Company or to the Recipient and shall not be required to make a Sale Offer relating thereto; provided that notwithstanding Section 12.6(f)(iv) to the contrary, Initiator shall thereafter be responsible for the costs and expenses of any subsequent determination of Fair Market Value.

(c) In the event that the Recipient has timely delivered the Valuation Notice in accordance with the terms hereof and Initiator fails to make the Sale Offer, then Initiator shall not initiate and proceed with the sale of the Sale Assets with any party for a period of one hundred eighty (180) days after the Determination Date and following such one hundred eighty (180) day period, the rights of Recipient under Section 12.6(a), provided the Recipient has not defaulted hereunder, shall be fully restored. In the event that Recipient has timely delivered to the Initiator the Valuation Notice in accordance with the terms hereof, but fails to timely accept the Sale Offer and/or deliver the Sale Offer Deposit, then the Initiator may, at any time thereafter until the date which is one hundred eighty (180) days after the Determination Date, market the Sale Assets and subsequently proceed to sell the Sale Assets (in an arm's length transaction pursuant to a contract entered into prior to the expiration of such 180 day period) to any party which is not an Affiliate of Initiator at any price determined by the Initiator in its sole discretion; provided, however, that in the event Recipient has timely delivered a Valuation Notice (but has failed to accept the Sale Offer), the aggregate sales price for such Sale Assets shall be not less than the Fair Market Value of such assets. In the event that the Recipient fails to timely deliver the Valuation Notice, the Initiator may, at any time thereafter until the date which is one hundred eighty (180) days after the Appraisal Exercise Period, market the Sale Assets and subsequently proceed to sell the Sale Assets (in an arm's length transaction pursuant to a contract entered into prior to the expiration of such 180 day period) to any party which is not an Affiliate of Initiator at any price determined by the Initiator in its sole discretion.

(d) (i) At the closing of any Company Sale or sale of any assets permitted hereunder, each Member shall execute and deliver such deeds, bills of sale, instruments of conveyance, assignments and other instruments as may reasonably be required, to give good and clear title to the interest in, or assets of, the Company being Transferred. In the event any Member shall fail or refuse to execute any of such instruments, the Initiator is hereby granted, without any further action or documents required, an irrevocable power of attorney, coupled with an interest, which shall be binding on each Member as to all third parties, to execute and deliver on behalf of the Member all such required instruments of transfer. Such power of attorney shall survive and not be affected by the subsequent disability, incapacity, dissolution or termination of the Member transferring its Interest.

(ii) In the event of a sale of the Interests of the Members in the Company, the sale of the Recipient's Interest shall be on no less favorable terms and conditions as the sale by the Initiator of its Interest. The Initiator and the Recipient shall share pro rata (based upon their respective Percentage Interests) in (1) any indemnity liability to the proposed transferee, (2) any escrow established for the purpose of satisfying any such liability, (3) the proceeds from the sale, (4) all expenses of investigating and consummating the transactions contemplated by this Section 12.6 (whether or not consummated, other than as provided in Section 12.6(b)(iv), and (5) all other rights and obligations with respect to the sale.

(iii) The provisions of this Section 12.6 shall terminate on the date of closing of an underwritten public offering of equity of the Company, its successor or an Affiliate or the Company, provided the securities of the Company or its Subsidiary, as applicable, are first distributed to the Members with customary registration rights of the Members.

(e) From and after Company Sale pursuant to this Section 12.6, each of the Members agree that the names "Kerzner" "Waterford" and "Starwood" shall not be used by the transferee without the express prior written consent of Kerzner with respect to the name "Kerzner", Waterford with respect to the name "Waterford" and Starwood with respect to the name "Starwood".

(f) The following provisions set forth the procedure for determining Fair Market Value referred to in this Section 12.6.

(i) As used in this Section 12.6:

"Appraiser" shall mean an independent appraiser with a national reputation and at least ten (10) years of experience in appraising assets which are similar in character to the Sale Assets, and, in the case of the Third Appraiser, who has not been employed or engaged by any of the Members or any of their Affiliates in the past three (3) years. The Appraiser shall perform the valuation of the Company using traditional methods of valuation including comparable transactions analysis and discounted cash flow analysis. The determination of Fair Market Value shall not take into account (i) any reduction for taxes or other costs that would be incurred by the Company, any Subsidiary or any Member as a result of the liquidation and/or sale of any underlying assets or entities and (ii) any illiquidity discounts or discounts related to the holding of minority or less than 100% interests in the Company.

(ii) In the event Recipient deliver any Valuation Notice to Initiator, such Valuation Notice shall designate the name, address and phone number of an Appraiser collectively chosen by the Recipient ("Recipient's Appraiser"). Upon receipt by the Initiator of the Valuation Notice setting forth the Recipient's Appraiser, the Initiator shall have ten (10) days to choose its own Appraiser ("Initiator's Appraiser") and shall deliver a notice setting forth the name, address and phone number of Initiator's Appraiser to the Recipient and to the Recipient's Appraiser at such address as is designated in the Valuation Notice. Recipient's Appraiser and Initiator's Appraiser shall then mutually agree upon a third Appraiser within ten (10) days after the delivery of such notice. If the Recipient's Appraiser and Initiator's Appraiser are unable to reach agreement on a third Appraiser within such ten (10) day period, then the then President of the American Arbitration Association shall designate the third Appraiser (provided such

appraiser satisfies the requirements of an Appraiser). The third Appraiser so designated by the Recipient's Appraiser and Initiator's Appraiser or by the President of the American Arbitration Association, as applicable, shall constitute the "Third Appraiser".

(iii) The three Appraisers shall separately conduct such hearings and investigations as they deem necessary or appropriate and shall, within thirty (30) days after the date of designation of the Third Appraiser, each separately render and determine their respective valuation as to the fair market value of the assets proposed to be sold in a Company Sale. It is expressly understood and agreed that each determination of fair market value shall be based upon the criteria set forth in the definition of "Appraiser". The determination of fair market value by the Third Appraiser shall be averaged with the next closest determination of fair market value of the Recipient's Appraiser and the Initiator's Appraiser, as applicable, and such determination shall be the "Fair Market Value" of the Sale Assets and shall be conclusive and binding upon Initiator and Recipient. Such average shall be determined based upon the aggregate value of the two applicable appraisals and then divided by two (2).

(iv) Unless otherwise expressly set forth herein, the Company shall bear all costs of the determination of Fair Market Value pursuant to this Section 12.6(f), including, without limitation, all costs and expenses of the Appraisers.

Section 13. IPO.

13.1. Public Offering. (a) Each Member agrees to use all of its rights and powers as a Member under this Agreement to cause the Company to fulfill all of its obligations under this Section 13.

(b) Each Member agrees that, subject to the terms and conditions of this Section 13, Starwood shall have the right in its sole discretion to cause the Company or any wholly-owned Subsidiary of the Company or such entity designated to effect the same (as applicable, the "Registrant") to (i) effect a Public Offering after the fifth (5th) anniversary of the Wembley Acquisition and (ii) conduct a restructuring in connection with any such Public Offering so that immediately prior to such Public Offering, the Members hold Registrable Securities directly, on a pro rata basis in accordance with their respective relative Percentage Interests. Each Member further agrees that although this Section 13 contemplates the direct sale of Registrable Securities by the Members in a Public Offering, upon the advice of the underwriters of any Public Offering that a direct sale by the Members (as opposed to a sale by the Registrant) would adversely affect such Public Offering (including pricing), the rights and obligations of the Members and the Company under this Section 13 shall be applicable to a direct sale by the Registrant, and the Members and the Company shall do all things necessary to effectuate such Public Offering directly by the Registrant on substantially the same terms and conditions as set forth in this Section 13.

(c) Each Member agrees that, except as otherwise provided in this Section 13, Starwood shall have the right to make all decisions and selections in connection with any Public Offering pursuant to this Section 13, with the consent of the KW Member, such consent not to be unreasonably withheld or delayed.

(d) In connection with any Public Offering pursuant to this Section 13, each Member and the Company agrees to take such other actions or to cause the Registrant to take such other actions (such as appointing independent members of the Management Committee) as shall be required by Applicable Law or regulation (including any requirements of the exchange on which the Registrable Securities will be listed), or as shall be advised by the underwriters of such Public Offering as being necessary or desirable to maximize the success of such Public Offering.

(e) Each Member agrees to cause its senior employees to use their reasonable efforts to support the marketing of the Registrable Securities under this Section 13 (including, without limitation, the participation in "road shows" at the request of the underwriters).

(f) Each Member agrees that, although this Section 13 contemplates that a Public Offering pursuant to this Section 13 would be effected either in the United States or the United Kingdom, at the selection of Starwood, with the consent of the KW Member, such consent not to be unreasonably withheld or delayed, all or any portion of such Public Offering may be effected in any other jurisdiction and on any other internationally recognized securities exchange. In such case, the rights and obligations of the Members and the Company under this Section 13 shall be applicable to such Public Offering, and the Members and the Company shall do all things necessary to effectuate such Public Offering on substantially the same terms and conditions as set forth in this Section 13.

13.2. Required Registration. (a) If the Company shall be requested in writing by Starwood, which writing shall specify the Registrable Securities to be sold and the intended method of disposition thereof (a "Demand Request"), at any time after the fifth (5th) anniversary of the Wembley Acquisition, to (i) effect a registration under the Securities Act of Registrable Securities held by Starwood (a "Required Registration") and/or (ii) make an application for admission of the Registrable Securities held by Starwood to the Official Listing of the U.K. Listing Authority and to trading on the London Stock Exchange (a "Listing Application"), then the Company shall promptly use its reasonable efforts to effect or to cause the applicable Registrant to effect such Required Registration or Listing Application.

(b) Piggyback Rights. Upon receipt by the Company of a Demand Request, the Company shall deliver a written notice (a "Demand Notice") to each Member stating that the Company intends to comply or to cause the applicable Registrant to comply with a Demand Request and informing each such Member (i) of its right to include Registrable Securities in such Required Registration or (ii) that its Registrable Securities shall be subject to such Listing Application. Within ten (10) Business Days after receipt of a Demand Notice, the KW Member shall have the right to request in writing that the Registrant include all or a specific portion of the Registrable Securities held by such KW Member in such Required Registration or in any sale of Registrable Securities in the Public Offering effected at the same time as such Listing Application.

(c) Reserved.

(d) Time for Filing and Effectiveness. (i) On or before the date which is sixty (60) days after the Demand Request relating to a Required Registration, the Company shall file

with the SEC the Required Registration with respect to all Registrable Securities to be so registered, and shall use its reasonable efforts to cause such Required Registration to become effective as promptly as practicable after the filing thereof, but in no event later than the day which is one hundred twenty (120) days after the date of the Demand Request. (ii) As soon as reasonably practicable following a Demand Request for a Listing Application, the Company shall prepare a prospectus in respect of such Listing Application (a "Listing Prospectus") and apply to the UK Listing Authority for admission to the Official List and to the London Stock Exchange for admission to trading (together, "Admission") for all Registrable Securities and shall use its reasonable efforts to cause such Listing Application to become effective as promptly as practicable after application thereof but in no event later than the day which is one hundred eighty (180) days after the date of the Demand Request.

(e) Selection of Underwriters. In the event that the Registrable Securities to be registered pursuant to a Required Registration or Listing Application are to be disposed of in an underwritten Public Offering, the underwriters of such Public Offering shall be one or more underwriting firms of internationally recognized standing selected by Starwood, subject to the approval of the KW Member, such approval not to be unreasonably withheld or delayed. If the KW Member desires it shall have the right to designate a joint book runner, subject to the approval of Starwood, such approval not to be unreasonably withheld or delayed.

(f) Priority on Required Registrations. In the event that, in the case of any Required Registration or Listing Application, the managing underwriter for the Public Offering contemplated by Section 13.2(e) shall advise the Company and each holder of Registrable Securities requesting sale that, in such underwriter's opinion, the amount of securities requested to be included in such Required Registration or sold in the Public Offering effected at the same time as such Listing Application would adversely affect the Public Offering and sale (including pricing) of such Registrable Securities (stating the basis of such opinion and the approximate number of Registrable Securities that may be included in such Public Offering without such effect), the Company will include in such Required Registration or the Listing Prospectus the number of Registrable Securities that the Company is so advised can be sold in such Public Offering in the following amounts: all Registrable Securities requested to be sold by all holders of Registrable Securities pursuant to this Section 13.2 pro rata among such holders on the basis of their relative Percentage Interests; provided however that if such managing underwriter shall advise the Company that, in such underwriter's opinion, the inclusion of Registrable Securities held by Management Members would adversely affect the Public Offering and sale (including pricing) of such securities, then the number of Registrable Securities held by such Management Members to be included in such Public Offering may be disproportionately reduced to avoid such adverse result.

13.3. Registration Procedures. Each Member and the Company will use its reasonable efforts to effect each Required Registration or Listing Application pursuant to Section 13.2, and to cooperate and to cause the Registrant to cooperate with the sale or listing of such Registrable Securities in accordance with the intended method of disposition thereof as quickly as possible, and the Company will, or will cause the Registrant to, (and in the case of a Listing Application each holder of Registrable Securities will, as appropriate) as expeditiously as possible:

(a) prepare and file with the SEC the registration statement and use its reasonable efforts to cause the Required Registration to become effective; provided, however, that, to the extent practicable, at least seven (7) days prior to filing any registration statement or prospectus or any amendments or supplements thereto, the Company will furnish to the holders of the Registrable Securities covered by such registration statement and their counsel, copies of all such documents proposed to be filed and any such holder shall have the opportunity to comment on any information pertaining solely to such holder and its plan of distribution that is contained therein and the Registrant shall make the corrections reasonably requested by such holder with respect to such information prior to filing any such registration statement or amendment.

(b) prepare and file with the SEC such amendments and post-effective amendments to any registration statement and any prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and cause the prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act;

(c) furnish, upon request, to each holder of Registrable Securities to be included in such Required Registration and the underwriter or underwriters, if any, without charge, at least one signed copy of the registration statement and any post-effective amendment thereto, and such number of conformed copies thereof and such number of copies of the prospectus (including each preliminary prospectus and each prospectus filed under Rule 424 under the Securities Act), any amendments or supplements thereto and any documents incorporated by reference therein, as such holder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities being sold by such holder (it being understood that the Company and each Registrant consents to the use of the prospectus and any amendment or supplement thereto by each holder of Registrable Securities covered by such registration statement and the underwriter or underwriters, if any, in connection with the Public Offering and sale of the Registrable Securities covered by the prospectus or any amendment or supplement thereto);

(d) notify each holder of the Registrable Securities to be included in such Required Registration and the underwriter or underwriters, if any:

(i) of any stop order or other order suspending the effectiveness of any registration statement, issued or threatened by the SEC in connection therewith, and take all reasonable actions required to prevent the entry of such stop order or to remove it or obtain withdrawal of it at the earliest possible moment if entered;

(ii) when such registration statement or any prospectus used in connection therewith, or any amendment or supplement thereto, has been filed and, with respect to such registration statement or any post-effective amendment thereto, when the same has become effective;

(iii) of any written request by the SEC for amendments or supplements to such registration statement or prospectus; and

(iv) of the receipt by the Registrant of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction;

(e) if requested by the managing underwriter or underwriters or any holder of Registrable Securities to be included in such Required Registration in connection with any sale pursuant to a registration statement, promptly incorporate in a prospectus supplement or post-effective amendment such information relating to such underwriting as the managing underwriter or underwriters or such holder reasonably requests to be included therein; and make all required filings of such prospectus supplement or post-effective amendment as soon as practicable after being notified of the matters incorporated in such prospectus supplement or post-effective amendment;

(f) on or prior to the date on which a Registration is declared effective, use its reasonable efforts to register or qualify, and cooperate with the holders of Registrable Securities to be included in such Required Registration, the underwriter or underwriters, if any, and their counsel, in connection with the registration or qualification of the Registrable Securities covered by such Required Registration for offer and sale under the securities or "blue sky" laws of each state and other jurisdiction of the United States or any other country as any such holder or underwriter reasonably requests in writing; use its reasonable efforts to keep each such registration or qualification effective, including through new filings, or amendments or renewals, during the period such registration statement is required to be kept effective; and do any and all other acts or things necessary or advisable to enable the disposition of the Registrable Securities in all such jurisdictions reasonably requested to be covered by such Required Registration; provided, however, that the Registrant shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(g) in connection with any sale pursuant to a Required Registration, cooperate with the holders of Registrable Securities to be included in such Required Registration and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under such Required Registration, and enable such securities to be in such denominations and registered in such names as the managing underwriter or underwriters, if any, or such holders may request;

(h) use its reasonable efforts to cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities within or without the United States and having jurisdiction over the Company or any Subsidiary as may be necessary to enable the seller or sellers thereof or the underwriter or underwriters, if any, to consummate the disposition of such securities;

(i) use its reasonable efforts to obtain:

(A) at the time of effectiveness of each Required Registration, a "cold comfort letter" from the Registrant's independent certified public accountants covering such matters of the type customarily covered by "cold comfort letters" as Starwood, the KW Member and/or and the underwriters reasonably request; and

(B) at the time of any underwritten sale pursuant to the registration statement, a "bring-down comfort letter," dated as of the date of such sale, from the Registrant's independent certified public accountants covering such matters of the type customarily covered by "bring-down comfort letters" as Starwood, the KW Member and/or and the underwriters reasonably request;

(j) use its reasonable efforts to obtain, at the time of effectiveness of each Required Registration and at the time of any sale pursuant to each Required Registration, an opinion or opinions addressed to the holders of the Registrable Securities to be included in such Required Registration and the underwriter or underwriters, if any, in customary form and scope from counsel for the Registrant;

(k) notify each seller of Registrable Securities covered by such Required Registration, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Required Registration, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly prepare and file with the SEC and furnish to such seller or holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers or prospective purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they are made;

(l) otherwise comply with all applicable rules and regulations of the SEC, and make generally available to its security holders (as contemplated by Section 11(a) under the Securities Act) an earnings statement satisfying the provisions of Rule 158 under the Securities Act no later than ninety (90) days after the end of the twelve (12) month period beginning with the first month of the Registrant's first fiscal quarter commencing after the effective date of the registration statement, which statement shall cover said twelve (12) month period;

(m) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by each Required Registration from and after a date not later than the effective date of such Required Registration;

(n) use its reasonable efforts to cause all Registrable Securities covered by each Required Registration to be listed subject to notice of issuance, prior to the date of first sale of such Registrable Securities pursuant to such Required Registration, on each securities exchange selected by Starwood with the consent of the KW Member, such consent not to be unreasonably withheld or delayed, and/or admitted to trading on NASDAQ, if requested by Starwood with the consent of the KW Member, such consent not to be unreasonably withheld or delayed;

(o) enter into such agreements (including underwriting agreements in customary form) and take such other actions as Starwood shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

(p) cause its employees and personnel to use their reasonable efforts to support the marketing of the Registrable Securities (including, without limitation, the participation in "road shows," at the request of the underwriters, Management Committee or Starwood) to the extent possible taking into account the Registrant's business needs and the requirements of the marketing process;

(q) prepare and submit to the U.K. Listing Authority and London Stock Exchange the Listing Prospectus and use its reasonable efforts to cause the Listing Application to become effective; provided, however, that, to the extent practicable, at least twenty (20) Business Days prior to filing any Listing Prospectus (or at least ten (10) Business Days in respect of any amendments or supplements thereto), the Company will furnish to the holders of the Registrable Securities covered by such Listing Prospectus and their counsel, copies of all such documents proposed to be submitted and any such holder shall have the opportunity to comment on any information pertaining solely to such holder that is contained therein and the Registrant shall make the corrections reasonably requested by such holder with respect to such information prior to submitting any such Listing Prospectus or amendment.

(r) prepare and submit to the U.K. Listing Authority such amendments to any Listing Prospectus used in connection therewith as may be necessary to ensure such Listing Prospectus complies with the provisions of the U.K. Securities Act (including, without limitation, Section 81 of the U.K. Securities Act) or the rules of the London Stock Exchange with respect to the listing of the Registrable Securities and cause the prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be submitted for approval in accordance with the U.K. Securities Act;

(s) ensure that the Listing Prospectus complies with Sections 80(3) and 81 of the U.K. Securities Act and that a signed copy of the Listing Prospectus is delivered to the registrar of companies in England and Wales for registration on the date of Admission in accordance with Section 83 of the U.K. Securities Act;

(t) furnish, upon request, to each holder of Registrable Securities to be included in such Registration and the underwriter or underwriters, if any, without charge, at least one signed copy of the Listing Prospectus and any amendment or supplement thereto;

(u) in connection with any Listing Application, cooperate with the holders of Registrable Securities to be included in the Public Offering effected at the same time as such Listing Application and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under such Public Offering, and enable such securities to be in such denominations and registered in such names as the managing underwriter or underwriters, if any, or such holders may request;

(v) use its reasonable efforts to cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities within or without the United States and having jurisdiction over the Company or any Subsidiary as may be necessary to enable the seller or sellers thereof or the underwriter or underwriters, if any, to consummate the disposition of such securities;

(w) use its reasonable efforts to obtain:

(A) at the time of the Listing Application, a "cold comfort letter" from the Registrant's independent certified public accountants covering such matters of the type customarily covered by "cold comfort letters" as Starwood, the KW Member and/or and the underwriters reasonably request; and

(B) at the time of any underwritten sale pursuant to the Listing Prospectus, a "bring-down comfort letter," dated as of the date of such sale, from the Registrant's independent certified public accountants covering such matters of the type customarily covered by "bring-down comfort letters" as Starwood, the KW Member and/or and the underwriters reasonably request;

(x) use its reasonable efforts to obtain, at the time of the Listing Application and at the time of any sale pursuant to the Listing Prospectus, an opinion or opinions addressed to the Registrant and the underwriter or underwriters, if any, in customary form and scope from counsel for the Registrant;

(y) otherwise comply with all applicable rules and regulations of the U.K. Listing Authority and the U.K. Securities Act and to do all other things and file all such documents, announcements or notices as may be required to comply with its continuing obligations as set out in the listing rules of the U.K. Listing Authority;

(z) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities from and after a date not later than the effective date of such Listing Application; and

(aa) enter into such agreements (including underwriting agreements in customary form) and take such other actions as Starwood and/or the KW Member shall reasonably request in order to expedite or facilitate the listing of such Registrable Securities or effect Admission.

The Registrant may require each holder of Registrable Securities that will be included in such Required Registration or Listing Prospectus to furnish the Registrant with such information in respect of such holder of its Registrable Securities that will be included in such Required Registration as the Registrant may reasonably request in writing and as is required by Applicable Law.

13.4. <u>Preparation; Reasonable Investigation</u>. In connection with the preparation and filing of each Registration Statement registering Registrable Securities under the Securities Act, the Company shall give, upon reasonable notice and during normal business hours, the holders of such Registrable Securities so registered, their underwriters, if any, and their

respective counsel and accountants access to its books and records and an opportunity to discuss the business of the Registrant with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such holders' or such underwriters' counsel to conduct a reasonable investigation within the meaning of Section 11(b)(3) of the Securities Act.

13.5. Rights of Requesting Holders. Each holder of Registrable Securities to be included in a Required Registration which makes a written request therefor, shall have the right to receive within thirty (30) days of receipt by the Company of such request copies of the information, notices and other documents described in Section 13.3(l) and Section 13.3(o).

13.6. Registration Expenses. The Company will pay all Registration Expenses in connection with each registration or listing of Registrable Securities, including, without limitation, any such registration not effected by the Company.

13.7. Indemnification; Contribution. (a) The Company shall indemnify, to the fullest extent permitted by Applicable Laws, each holder of Registrable Securities, its officers, directors, partners, employees, equity holders and agents, if any, and each Person, if any, who controls such holder within the meaning of Section 15 of the Securities Act, against all losses, claims, damages, liabilities (or proceedings in respect thereof) and expenses (under the Securities Act or common law or otherwise), joint or several, resulting from any violation by the Registrant of the provisions of the Securities Act or the U.K. Securities Act or any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented if amended or supplemented) or any preliminary prospectus or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, in light of the circumstances under which they were made) not misleading or the Listing Prospectus not containing or fairly presenting, or being alleged not to contain or not to fairly present, all information required to be therein, except to the extent that such losses, claims, damages, liabilities (or proceedings in respect thereof) or expenses are caused by any untrue statement or alleged untrue statement contained in or by any omission or alleged omission from information concerning any holder of Registrable Securities furnished in writing to the Registrant by such holder expressly for use therein. If the Public Offering pursuant to any registration statement or Listing Prospectus provided for under this Section 13 is made through underwriters, no action or failure to act on the part of such underwriters (whether or not such underwriter is an Affiliate of any holder of Registrable Securities) shall affect the obligations of the Company to indemnify any holder of Registrable Securities or any other Person pursuant to the preceding sentence. If the Public Offering pursuant to any registration statement or Listing Prospectus provided for under this Section 13 is made through underwriters, the Company agrees to enter into or to cause the Registrant to enter into an underwriting agreement in customary form with such underwriters and the Company agrees to indemnify such underwriters, their officers, directors, employees and agents, if any, and each Person, if any, who controls such underwriters within the meaning of Section 15 of the Securities Act to the same extent as herein before provided with respect to the indemnification of the holders of Registrable Securities; provided that the Company shall not be required to indemnify any such underwriter, or any officer, director or employee of such underwriter or any Person who controls such underwriter within the meaning of Section 15 of the Securities Act, to the extent that the loss, claim, damage, liability (or proceedings in respect

thereof) or expense for which indemnification is claimed results from such underwriter's failure to send or give a copy of an amended or supplemented final prospectus to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such amended or supplemented final prospectus prior to such written confirmation and the underwriter was provided with such amended or supplemented final prospectus.

(b) In connection with any registration statement in which a holder of Registrable Securities is participating or any Listing Application, each such holder, severally and not jointly, shall indemnify, to the fullest extent permitted by Applicable Laws, the Registrant, each underwriter and their respective officers, directors, employees and agents, if any, and each Person, if any, who controls the Registrant or such underwriter within the meaning of Section 15 of the Securities Act, against any losses, claims, damages, liabilities (or proceedings in respect thereof) and expenses resulting from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission of a material fact required to be stated in the registration statement or prospectus or preliminary prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of any prospectus, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement is contained in or such omission is from information so concerning a holder furnished in writing by such holder expressly for use therein; provided that such holder's obligations hereunder shall be limited to an amount equal to the net proceeds to such holder of the Registrable Securities sold pursuant to such registration statement.

(c) Any Person entitled to indemnification under the provisions of this Section 13.7 shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, permit such indemnifying party to assume the defense of such claim, with counsel reasonably satisfactory to the indemnified party; and if such defense is so assumed, such indemnifying party shall not enter into any settlement without the consent of the indemnified party if such settlement attributes liability to the indemnified party and such indemnifying party shall not be subject to any liability for any settlement made without its consent (which shall not be unreasonably withheld); and any underwriting agreement entered into with respect to any registration statement or Listing Application provided for under this Section 13 shall so provide. In the event an indemnifying party shall not be entitled, or elects not, to assume the defense of a claim, such indemnifying party shall not be obligated to pay the fees and expenses of more than one counsel or firm of counsel for all parties indemnified by such indemnifying party in respect of such claim, unless in the reasonable judgment of any such indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties in respect to such claim.

(d) If for any reason the foregoing indemnity is unavailable, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses based upon the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. Notwithstanding the foregoing, no holder of Registrable Securities shall be required

to contribute any amount in excess of the amount such holder would have been required to pay to an indemnified party if the indemnity under Section 13.7(b) was available. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The obligation of any Person to contribute pursuant to this Section 13.8 shall be several and not joint.

(e) An indemnifying party shall make payments of all amounts required to be made pursuant to the foregoing provisions of this Section 13.7 to or for the account of the indemnified party from time to time promptly upon receipt of bills or invoices relating thereto or when otherwise due or payable.

(f) The indemnity and contribution agreements contained in this Section 13.7 shall remain in full force and effect regardless of any investigation made by or on behalf of a participating holder of Registrable Securities, its officers, directors, agents or any Person, if any, who controls such holder as aforesaid, and shall survive the Transfer of any Member's Interest and the termination of this Agreement for any reason.

13.8. Holdback Agreements; Registration Rights to Others. (a) In the event and to the extent requested by the managing underwriter or, if the Registrable Securities are not being disposed of in an underwritten Public Offering, if requested by the Registrant, each Member agrees not to sell, make any short sale of, grant any option for the purchase of, or otherwise dispose of any securities of the Company or any of its wholly-owned Subsidiaries, other than those Registrable Securities included in such Required Registration or to be sold pursuant to or in connection with such Listing Application pursuant to Section 13.2 for the thirty (30) days prior to and the one hundred and eighty (180) days after the effectiveness of the registration statement or date of Admission in respect of any Listing Application pursuant to which such Public Offering shall be made (or such shorter period of time as is sufficient and appropriate, in the opinion of the managing underwriter or, as the case may be, the Company in order to complete the sale and distribution of the securities included in such Public Offering); provided, that the limitations contained in this Section 13.8(a) shall not apply to the extent a Member is prohibited by Applicable Laws from so withholding such securities from sale during such period.

(b) During the period beginning thirty (30) days prior to the effective date of any registration statement filed or date of Admission in respect of any Listing Application made with respect to Registrable Securities pursuant to an underwritten Public Offering and ending no later than (i) one-hundred eighty (180) days after the effective date of any such registration statement or Admission and (ii) the expiration of any lock-up period required by the underwriters, if any, of such Public Offering, neither the Company nor any other Registrant shall (except as part of such registration or listing) effect any public sale or public distribution of any of its equity securities or of any security convertible into or exchangeable or exercisable for any of its equity securities.

13.9. Availability of Information. Following the Registrant's initial Public Offering, the Company shall comply with the reporting requirements of Sections 13 and 15(d) of the Exchange Act, the listing rules of the U.K. Listing Authority or the U.K. Securities Act (as the case may be) and will comply with all other public information reporting requirements of the

SEC or the U.K. Listing Authority as from time to time in effect, and cooperate with Members who are holders of Registrable Securities, so as to permit disposition of the Registrable Securities pursuant to an exemption from the Securities Act for the sale of any Registrable Securities (including, without limitation, the current public information requirements of Rule 144(c) and Rule 144A under the Securities Act). The Registrant shall also cooperate with each Member who is a holder of any Registrable Securities in supplying such information as may be necessary for such holder to complete and file any information reporting forms presently or hereafter required by the SEC as a condition to the availability of an exemption from the Securities Act for the sale of any Registrable Securities.

Section 14. Dissolution.

14.1. Limitations. The Company may be dissolved, liquidated and terminated only pursuant to the provisions of this Section 14, and, to the fullest extent permitted by law but subject to the terms of this Agreement, the parties hereto do hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company's assets.

14.2. Exclusive Events Requiring Dissolution. The Company shall be dissolved only upon the earliest to occur of the following events (a "Dissolution Event"):

(a) the expiration of the specific term set forth in Section 2.4;

(b) at any time at the election of the Management Committee in writing;

(c) at any time there are no Members (unless otherwise continued in accordance with the Act); or

(d) the entry of a decree of judicial dissolution pursuant to Section 18-802 of the Act.

14.3. Liquidation. Upon the occurrence of a Dissolution Event, the business of the Company shall be continued to the extent necessary to allow an orderly winding up of its affairs, including the liquidation of the assets of the Company pursuant to the provisions of this Section 14.3, as promptly as practicable thereafter, and each of the following shall be accomplished:

(a) The Management Committee shall cause to be prepared a statement setting forth the assets and liabilities of the Company as of the date of dissolution, a copy of which statement shall be furnished to all of the Members.

(b) The property and assets of the Company shall be liquidated or distributed in kind under the supervision of the Management Committee as promptly as possible, but in an orderly, businesslike and commercially reasonable manner.

(c) Any gain or loss realized by the Company upon the sale of its property shall be deemed recognized and allocated to the Members in the manner set forth in Section 7.2. To the extent that an asset is to be distributed in kind, such asset shall be deemed to have been

sold at its fair market value on the date of distribution, the gain or loss deemed realized upon such deemed sale shall be allocated in accordance with Section 7.2 and the amount of the distribution shall be considered to be such fair market value of the asset.

(d) The proceeds of sale and all other assets of the Company shall be applied and distributed as follows and in the following order of priority:

(i) to the satisfaction of the debts and liabilities of the Company (contingent or otherwise) and the expenses of liquidation or distribution (whether by payment or reasonable provision for payment), other than liabilities to Members or former Members for distributions;

(ii) to the satisfaction of loans made pursuant to Section 5.2(b) in proportion to the outstanding balances of such loans at the time of payment; and

(iii) the balance, if any, to the Members in accordance with Sections 6.1 and 6.2.

14.4. Continuation of the Company. Notwithstanding anything to the contrary contained herein, the death, retirement, resignation, expulsion, bankruptcy, dissolution or removal of a Member shall not in and of itself cause the dissolution of the Company, and the Members are expressly authorized to continue the business of the Company in such event, without any further action on the part of the Members.

Section 15. Indemnification.

15.1. Exculpation of Members. No Member, manager, Representative or officer of the Company (or their respective agents, officers, directors, members, managers, partners, shareholders or employees) shall be liable to the Company or to the other Members for damages or otherwise with respect to any actions or failures to act taken or not taken relating to the Company, except to the extent any related loss results from fraud, gross negligence or willful misconduct on the part of such Member, manager, representative or officer (or their respective agents, officers, directors, members, managers, partners, shareholders or employees) or the willful breach of any obligation under this Agreement.

15.2. Indemnification by Company. (a) The Company hereby indemnifies, holds harmless and defends the Members, the manager, Representatives, the officers of the Company and each of their respective agents, officers, directors, members, partners, shareholders and employees from and against any loss, cost, expense, damage, claim, liability or injury suffered or sustained by them (including but not limited to any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim) (collectively "Losses") by reason of or arising out of (i) their activities on behalf of the Company or in furtherance of the interests of the Company, including, without limitation, the provision of Credit Enhancement (but specifically excluding from such indemnity by the Company any so called "bad boy" guaranties or similar agreements which provide for recourse to such Member or its Affiliate as a result of its willful failure to comply with covenants, willful misconduct or gross negligence), (ii) their status as Members, managers, representatives, employees or officers of the Company (or their respective

agents, officers, directors, members, managers, partners, shareholders or employees, as such), or (iii) the Company's assets, property, business or affairs (including, without limitation, the actions of any officer, director, member or employee of the Company or any of its Subsidiaries), if the acts or omissions were not performed or omitted fraudulently or as a result of gross negligence or willful misconduct by the indemnified party or as a result of the willful breach of any obligation under this Agreement by the indemnified party. For the purposes of this Section 15.2, officers, directors, agents, members, partners, employees and other representatives of Affiliates of a Member who are functioning as representatives of such Member in connection with this Agreement shall be considered representatives of such Member for the purposes of this Section 15. Reasonable expenses incurred by the indemnified party in connection with any such proceeding relating to the foregoing matters shall be paid or reimbursed by the Company in advance of the final disposition of such proceeding upon receipt by the Company of (x) written affirmation by the Person requesting indemnification of its good faith belief that it has met the standard of conduct necessary for indemnification by the Company and (y) a written undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that such Person has not met such standard of conduct, which undertaking shall be an unlimited general obligation of the indemnified party but need not be secured.

(b) Each of SOF-VI U.S. Holdings, L.L.C., Kerzner International Limited and Waterford Group L.L.C. (collectively, the "Parent Guarantors") hereby joins in and executes this Agreement and, jointly and severally, unconditionally guarantees all of the Company's obligations under this Section 15.2 in favor of each of the Representatives only (and no other Persons). In the event that any payment is made by any of the Parent Guarantors hereunder, the parties hereto acknowledge and agree (without relieving the Company or any Member of any of its respective obligations hereunder) that any such payment shall be deemed to be a Credit Enhancement Loan of such Parent Guarantor's Affiliate Member reimbursable to the applicable Member in accordance with the provisions of Section 9.4 hereof. Further, to the extent that any Parent Guarantor makes any payment or suffers any Loss by reason of the guaranties described in this Section 15.2(b), each other Parent Guarantor shall make payments to such Parent Guarantor first referenced so that the Parent Guarantors shall bear the obligations under all such guaranties described in this Section 15.2(b) in proportion to each such Parent Guarantor's respective Affiliate Member's Percentage Interest.

15.3. Indemnification by Members for Misconduct. Each Member hereby indemnifies, defends and holds harmless the Company, each other Member (and their respective Representatives) and each of their subsidiaries and their agents, officers, directors, members, partners, shareholders and employees from and against all Losses as a result of or arising out of any fraud, gross negligence or willful misconduct on the part of, or by, the indemnifying Member or any Representative appointed by such indemnifying Member.

15.4. General Indemnification by the Members. (a) Notwithstanding any other provision contained herein, each Member (the "Indemnifying Party") hereby indemnifies and holds harmless the other Members (and their respective Representatives), the Company and each of their subsidiaries and their agents, officers, directors, members, managers, partners, shareholders and employees (each, an "Indemnified Party") from and against all Losses as a result of or arising out of (i) any breach of any obligation of the Indemnifying Party under this

Agreement, or (ii) any breach of any obligation by or any inaccuracy in or breach of any representation or warranty made by the Indemnifying Party, whether in this Agreement or in any Collateral Agreement.

(b) Except as otherwise provided herein or in any other agreement, recourse for the indemnity obligation of the Members under this Section 15.4 shall be limited to such Indemnifying Party's Interest in the Company; provided, however, that recourse against any Member under its indemnity obligations under this Agreement or otherwise shall be further limited to an aggregate amount equal to the value of the Interest of the Member seeking indemnification as determined by and being limited to the then current liquidation value of such Member's Interest assuming the Company were liquidated in an orderly fashion and all net proceeds thereof were distributed in accordance with Article 6.

(c) The indemnities, contributions and other obligations under this Agreement shall be in addition to any rights that any Indemnified Party may have at law, in equity or otherwise. The terms of this Section 15 shall survive termination of this Agreement.

Section 16. Miscellaneous.

16.1. Notices. (a) All notices, requests, approvals, authorizations, consents and other communications required or permitted under this Agreement shall be in writing (whether or not expressly stated as to be in writing hereunder) and shall be (as elected by the Person giving such notice) hand delivered by messenger or overnight courier service, mailed (airmail, if international) by registered or certified mail (postage prepaid), return receipt requested, or sent via facsimile (provided such facsimile is immediately followed by the delivery of an original copy of same via one of the other foregoing delivery methods) addressed to:

If to Starwood:

c/o Starwood Capital Group Global, L.L.C.
591 W. Putnam Avenue
Greenwich, Connecticut 06830
Attention: Madison F. Grose

with a copy to:

c/o Rinaldi, Finkelstein & Franklin
591 W. Putnam Avenue
Greenwich, Connecticut 06830
Attention: Ellis Rinaldi, Esq.

and to:

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
Attention: Scott A. Berger, Esq.

If to Kerzner

Kerzner Investments Acquisitions Limited
Coral Towers
Paradise Island, The Bahamas
Attention: Butch Kerzner, CEO

with a copy to:

Richard Levine, Esq.
Executive Vice President and General Counsel
Kerzner International Limited
730 5th Ave., 5th Floor
New York, NY 10019

If to Waterford:

Waterford Group Investments, L.L.C.
914 Hartford Turnpike
P.O. Box 715
Waterford, CT 06385
Attention: Len Wolman, CEO

with a copy to:

Raymond Y. Lin, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022

(b) Each such notice shall be deemed delivered (a) on the date delivered if by hand delivery or overnight courier service or facsimile, and (b) on the date upon which the return receipt is signed or delivery is refused or the notice is designated by the postal authorities as not deliverable, as the case may be, if mailed (provided, however, if such actual delivery occurs after 5:00 p.m. (local time where received), then such notice or demand shall be deemed delivered on the immediately following business day after the actual day of delivery).

(c) By giving to the other parties at least fifteen (15) days written notice thereof, the parties hereto and their respective successors and assigns shall have the right from time to time and at any time during the term of this Agreement to change their respective addresses.

16.2. Governing Law. This Agreement and the rights of the Members hereunder shall be governed by, and interpreted in accordance with, the laws of the State of Delaware. Each of the parties hereto irrevocably submits to the jurisdiction of the New York State courts and the Federal courts sitting in the State of New York and agree that all matters involving this Agreement shall be heard and determined in such courts. Each of the parties hereto waives irrevocably the defense of inconvenient forum to the maintenance of such action

or proceeding. Each of the parties hereto designates CT Corporation System, 1633 Broadway, New York, New York 10019, as its agent for service of process in the State of New York, which designation may only be changed on not less than ten (10) days' prior notice to all of the other parties.

16.3. Successors. This Agreement shall be binding upon, and inure to the benefit of, the parties and their successors and permitted assigns. Except as otherwise provided herein, any Member who Transfers its Interest as permitted by the terms of this Agreement shall have no further liability or obligation hereunder, except with respect to claims relating to circumstances arising prior to such Transfer.

16.4. Pronouns. Whenever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter.

16.5. Table of Contents and Captions Not Part of Agreement. The table of contents and captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provisions hereof.

16.6. Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable in any jurisdiction or in any respect, then the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired, and the Members shall use their best efforts to amend or substitute such invalid, illegal or unenforceable provision with enforceable and valid provisions which would produce as nearly as possible the rights and obligations previously intended by the Members without renegotiation of any material terms and conditions stipulated herein.

16.7. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

16.8. Entire Agreement and Amendment. This Agreement and the other written agreements described herein between the parties hereto entered into as of the date hereof, constitute the entire agreement between the Members relating to the subject matter hereof. In the event of any conflict between this Agreement or such other written agreements, the terms and provisions of this Agreement shall govern and control. The Management Committee may amend this Agreement at any time provided that no amendment which would have an adverse effect on a Member shall be effective without the prior written consent of such Member.

16.9. Further Assurances. Each Member agrees to execute and deliver any and all additional instruments and documents and do any and all acts and things as may be necessary or expedient to effectuate more fully this Agreement or any provisions hereof or to carry on the business contemplated hereunder.

16.10. No Third Party Rights. The provisions of this Agreement are for the exclusive benefit of the Members and the Company, and no other party (including, without

limitation, any creditor of the Company) shall have any right or claim against any Member by reason of those provisions or be entitled to enforce any of those provisions against any Member.

16.11. Incorporation by Reference. Every Exhibit and Annex attached to this Agreement is incorporated in this Agreement by reference.

16.12. Limitation on Liability. Except as set forth in Section 15 and Section 5.2(a)(2), the Members shall not be bound by, or be personally liable for, by reason of being a Member, a judgment, decree or order of a court or in any other manner, for the expenses, liabilities or obligations of the Company, and the liability of each Member shall be limited solely to the amount of its Capital Contributions as provided under Section 5. Except as set forth in Section 15.2(b), Section 15.3 and in Section 5.2(a)(2), any claim against any Member (the "Member in Question") which may arise under this Agreement shall be made only against, and shall be limited to, such Member in Question's Interest, the proceeds of the sale by the Member in Question of such Interest or the undivided interest in the assets of the Company distributed to the Member in Question pursuant to Section 14.3(d) hereof. Except as set forth in Section 15.2(b), Section 15.3 and Section 5.2(a)(2), any right to proceed against (i) any other assets of the Member in Question or (ii) any agent, officer, director, member, manager, partner, shareholder or employee of the Member in Question or the assets of any such Person, as a result of such a claim against the Member in Question arising under this Agreement or otherwise, is hereby irrevocably and unconditionally waived.

16.13. Remedies Cumulative. The rights and remedies given in this Agreement and by law to a Member shall be deemed cumulative, and the exercise of one of such remedies shall not operate to bar the exercise of any other rights and remedies reserved to a Member under the provisions of this Agreement or given to a Member by law. In the event of any dispute between the parties hereto, the prevailing party shall be entitled to recover from the other party reasonable attorney's fees and costs incurred in connection therewith.

16.14. No Waiver. One or more waivers of the breach of any provision of this Agreement by any Member shall not be construed as a waiver of a subsequent breach of the same or any other provision, nor shall any delay or omission by a Member to seek a remedy for any breach of this Agreement or to exercise the rights accruing to a Member by reason of such breach be deemed a waiver by a Member of its remedies and rights with respect to such breach.

16.15. Limitation On Use of Names. Notwithstanding anything contained in this Agreement or otherwise to the contrary, each Member as to itself agrees that neither it nor any of its Affiliates, agents, or representatives is granted a license to use or shall use the name of the other under any circumstances whatsoever, except such name may be used in furtherance of the business of the Company but only as and to the extent unanimously approved by the Members.

16.16. Publicly Traded Partnership Provision. Each Member hereby severally covenants and agrees with the other Members for the benefit of such Members, that (i) it is not currently making a market in Interests in the Company and will not in the future make such a market and (ii) it will not Transfer its Interest on an established securities market, a secondary market or an over-the-counter market or the substantial equivalent thereof within the meaning of Code Section 7704 and the Regulations, rulings and other pronouncements of the U.S. Internal

Revenue Service or the Department of the Treasury thereunder. Each Member further agrees that it will not assign any Interest in the Company to any assignee unless such assignee agrees to be bound by this section and to assign such Interest only to such Persons who agree to be similarly bound.

16.17. Uniform Commercial Code. The interest of each Member in the Company shall be an "uncertificated security" governed by Article 8 of the Delaware UCC and the UCC as enacted in the State of New York (the "New York UCC"), including, without limitation, (i) for purposes of the definition of a "security" thereunder, the interest of each Member in the Company shall be a security governed by Article 8 of the Delaware UCC and the New York UCC and (ii) for purposes of the definition of an "uncertificated security" thereunder.

16.18. Public Announcements. No Member or any of their respective Affiliates shall, without the prior approval of the Management Committee, issue any press releases or otherwise make any public statements with respect to the Company or the transactions contemplated by this Agreement, except as may be required by applicable law or regulation or by obligations pursuant to any listing agreement with any national securities exchange so long as such Member or such Affiliate has used reasonable efforts to obtain the approval of the Management Committee prior to issuing such press release or making such public disclosure.

Section 17. Insurance. During the Term, Management Committee, on behalf of the Company, shall procure and maintain insurance as is determined to be appropriate by the Management Committee (in form and with endorsements, waivers and deductibles and with insurance companies, designated or approved by the Management Committee) naming the Company, Starwood, Kerzner, Waterford and the Representatives on the Management Committee as insureds thereunder.

[Signatures on Next Page]

IN WITNESS WHEREOF, this Agreement is executed by the Members, effective as of the date first set forth above.

MEMBERS:

STARBELL INVESTORS, L.L.C.

By: SOF-VI U.S. Holdings, L.L.C.
Its managing member

By: ______________________
Name:
Title:

KERZNER INVESTMENTS ACQUISITION LIMITED

By: ______________________
Name:
Title:

WATERFORD GROUP INVESTMENTS, L.L.C.

By: Waterford Group, L.L.C.
Its managing member

By: Slavik Suites, Inc.
Its ______________

By: ______________________
Name:
Title:

By: LMW Investments, Inc.
Its ______________

By: ______________________
Name:
Title:

NEWYORK 3041992 v19
(2K)

IN WITNESS WHEREOF, this Agreement is executed by the Members, effective as of the date first set forth above.

MEMBERS:

STARBELL INVESTORS, L.L.C.

By: SOF-VI U.S. Holdings, L.L.C.
Its managing member

By: ______________________
Name:
Title:

KERZNER INVESTMENTS ACQUISITION LIMITED

By: ______________________
Name: Giselle M. Pyfrom
Title: Officer

WATERFORD GROUP INVESTMENTS, L.L.C.

By: Waterford Group, L.L.C.
Its managing member

By: Slavik Suites, Inc.
Its ______________

By: ______________________
Name:
Title:

By: LMW Investments, Inc.
Its ______________

By: ______________________
Name:
Title:

[Signature Page of the LLC Agreement]

NEWYORK 2941582
(3D)

IN WITNESS WHEREOF, this Agreement is executed by the Members, effective as of the date first set forth above.

MEMBERS:

STARBELL INVESTORS, L.L.C.

By: SOP-VI U.S. Holdings, L.L.C.
Its managing member

By: ______________________
Name:
Title:

KERZNER INVESTMENTS ACQUISITION LIMITED

By: ______________________
Name:
Title:

WATERFORD GROUP INVESTMENTS, L.L.C.

By: Waterford Group, L.L.C.
Its managing member

By: Slavik Suites, Inc.
Its Member

By: [signature]
Name: Len Wolman
Title: Secretary

By: LMW Investments, Inc.
Its Member

By: [signature]
Name: Len Wolman
Title: President

[Signature Page of the LLC Agreement]

NEWYORK 394??? (?)

The undersigned hereby execute this Agreement for the sole purpose of joining in and agreeing to their respective undertakings as Parent Guarantors set forth in Section 15.2 of this Agreement.

SOF-VI U.S. Holdings, L.L.C.

By:____________________
Name:
Title:

Kerzner International Limited

By:____________________
Name:
Title:

Waterford Group L.L.C.

By: Slavik Suites, Inc.
Its __________________

By:__________________
Name:
Title:

By: LMW Investments, Inc.
Its __________________

By:__________________
Name:
Title:

~~[Acknowledgments to be Added]~~

NEWYORK 2041292 v10
(1K)

The undersigned hereby execute this Agreement for the sole purpose of joining in and agreeing to their respective undertakings as Parent Guarantors set forth in Section 15.2 of this Agreement.

SOF-VI U.S. Holdings, L.L.C.

By:____________________
Name:
Title:

Kerzner International Limited

By:____________________
Name: Giselle M. Pyfrom
Title: Officer

Waterford Group L.L.C.

By: Slavik Suites, Inc.
Its ________________

By:________________
Name:
Title:

By: LMW Investments, Inc.
Its ________________

By:________________
Name:
Title:

~~[Acknowledgments to be Added]~~

[Signature Page of the LLC Agreement]

NEWYORK [illegible]
(2K)

The undersigned hereby execute this Agreement for the sole purpose of joining in and agreeing to their respective undertakings as Parent Guarantors set forth in Section 15.2 of this Agreement.

SOF-VI U.S. Holdings, L.L.C.

By:____________________
Name:
Title:

Kerzner International Limited

By:____________________
Name:
Title:

Waterford Group L.L.C.

By: Slavik Suites, Inc.
Its Member

By: [signature]
Name: Les Wolman
Title: Secretary

By: LMW Investments, Inc.
Its Member

By: [signature]
Name: Les Wolman
Title: President

~~[Acknowledgments to be Added]~~

[Signature Page of the LLC Agreement]

NEWYORK 3461132
(2K)

0289

EXHIBIT A

Initial Capital Contributions and Percentage Interests

Member Name	Initial Capital Contributions	Prior Percentage Interests	New Percentage Interests
Starbell Investors, L.L.C.	$25,162,500	50%	37.5%
Kerzner Investments Acquisitions Limited	$12,581,300	25%	37.5%
Waterford Group Investments, L.L.C.	$12,581,300	25%	25%

Management Committee Representatives

Starwood:

Barry Sternlicht
Madison Grose

Kerzner:

Butch Kerzner – Voting
Person to be designated – Non-Voting

Waterford:

Len Wolman

EXHIBIT B

Definitions

For the purposes of this Agreement, the following terms shall have the meanings set forth below.

"Act" shall mean the Delaware Limited Liability Company Act (currently Chapter 18 of Title 6 of the Delaware Code), as amended from time to time.

"Acceptance Condition" shall mean, in respect of the Offer, receipt of valid acceptances (which have not been withdrawn) from holders of Wembley Shares representing not less than ninety percent (90%) of the Wembley Shares to which the Offer relates, or such lower percentage approved by the Management Committee.

"Active Value" shall mean Active Value Fund Managers Limited.

"Admission" shall have the meaning provided in Section 13.2(d).

"Advisor" shall mean any accountant, attorney or other advisor retained by a Member.

"Affected Member" shall have the meaning provided in Section 9.10(d).

"Affiliate" shall mean as to any Person any other Person that directly or indirectly controls, is controlled by, or is under common control with such first Person. For the purposes of this Agreement, a Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management, policies and/or decision making of such other Person, whether through the ownership of voting securities, by contract or otherwise. When used in this Agreement, an Affiliate of a Member shall include any Person who is a constituent member, partner or shareholder of such Member and any Person who is an Affiliate of such constituent member, partner or shareholder, as applicable, of such Member.

"Agreed Upon Value" shall mean the fair market value (net of any liability with respect to such property that the Company assumes or takes subject to) agreed upon pursuant to a written agreement between the Members of property contributed by a Member to the capital of the Company.

"Agreement" shall mean this Second Amended and Restated Limited Liability Company Agreement, as amended from time to time.

"Alpha" shall have the meaning provided in Section 5.2(a)(2).

"Alpha Letters" shall have the meaning provided in Section 5.2(a)(2).

"Annual Business Plan" shall mean the business plan for a Fiscal Year of the Company approved by the Management Committee as further described in Section 9.3.

"Applicable Jurisdiction" shall mean, individually and collectively, the United States, any of the 50 States of the United States, the United Kingdom, Bahamas, Bermuda, Mexico, Canada and any other sovereign nation (a) in which one or more of the Members or their Affiliates is conducting (or has applied for a gaming license to conduct) an identified gaming enterprise, (b) which permits and regulates commercial gaming activities, and (c) which is both (i) located in Central America or outside of North America and (ii) is not either a country identified under OFAC rules or regulations as a nation in which or with respect to which US citizens are restricted from doing business (including those named on OFAC's Specially Designated Blocked Person List) or under any U.S. statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism) or other governmental action; provided, however, that "Applicable Jurisdiction" shall not include any "Specified Jurisdiction" (as hereinafter defined).

"Applicable Laws" means, collectively, all statutes, laws, rules, regulations, ordinances, orders, decisions, writs, judgments, decrees and injunctions of all federal, state, county, city and municipal governments and all agencies, boards, commissions, bureaus, departments, authorities and all subdivisions and officials and officers thereof, now or hereafter having or asserting jurisdiction over the Company or any of the Members, as applicable, or any of their respective businesses, operations or properties (including, without limitation, all environmental laws, all zoning and building codes, all rules and regulations of gaming and licensing boards or commissions and ERISA and the rules and regulations thereunder).

"Appraisal Exercise Period" shall have the meaning provided in Section 12.6(b)(i).

"Appraiser" shall have the meaning provided in Section 12.6(f)(i).

"Bankruptcy Code" shall mean Title 11 of the United States Code, as amended or any other applicable bankruptcy or insolvency statute or similar law (including, without limitation, those applicable under the laws of the United Kingdom).

"Beneficial Owner" shall have the meaning provided in Section 5.7.

"Capital Account" shall have the meaning provided in Section 5.6.

"Capital Contribution" shall mean, with respect to any Member, the aggregate amount of (i) cash, and (ii) the Agreed Upon Value of other property contributed by such Member to the capital of the Company.

"Cash Flow" shall mean, for any period for which Cash Flow is being calculated, gross cash receipts of the Company (but excluding Capital Contributions), less the following payments and expenditures (i) all payments of operating expenses of the Company, (ii) all payments of principal of, interest on and any other amounts due with respect to indebtedness, leases or other commitments or obligations of the Company (including loans by Members to the Company), (iii) all sums expended by the Company for capital expenditures, (iv) all prepaid expenses of the Company, and (v) all sums expended by the Company which are otherwise capitalized.

"Casino Exercise Period" shall have the meaning provided in Section 9.5(c).

"Casino Initiator" shall have the meaning provided in Section 9.5(c).

"Casino Offer Notice" shall have the meaning provided in Section 9.5(c).

"Casino Recipient" shall have the meaning provided in Section 9.5(c).

"Casino ROFO Election" shall have the meaning provided in Section 9.5(c).

"Casino ROFO Price" shall have the meaning provided in Section 9.5(c).

"Casino ROFO Site" shall have the meaning provided in Section 9.5(c).

"Certificate of Formation" shall mean the Certificate of Formation of the Company, as amended from time to time.

"Closing of the Offer" shall mean the Offer becoming or being declared unconditional in all respects.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, including the corresponding provisions of any successor law.

"Collateral Agreement" shall mean any agreement, instrument, document or covenant concurrently or hereafter made or entered into under, pursuant to, or in connection with this Agreement and any certifications made in connection therewith or amendment or amendments made at any time or times heretofore or hereafter to any of the same.

"Company" shall mean BLB Investors, L.L.C., a limited liability company organized under the Act.

"Company Minimum Gain" shall have the meaning given to the term "partnership minimum gain" in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"Company Regulators" shall have the meaning provided in Section 9.10(a).

"Company Sale" shall have the meaning provided in Section 12.6(a).

"Competing Casino Site" shall have the meaning provided in Section 9.5(b).

"Competing Properties" shall have the meaning provided in Section 9.7.

"Compulsory Acquisition Procedure" shall mean the compulsory acquisition procedure in respect of any minority shareholding in Wembley pursuant to sections 428-430 of the UK Companies Act.

"Confidential Information" shall have the meaning provided in Section 10(a).

"Control Parent" shall mean in the case of (1) the initial Members (x) in the case of Starwood, Starwood Capital Group Global, L.L.C., (y) in the case of Kerzner, Kerzner International Limited, and (z) in the case of Waterford, Waterford Group L.L.C., and (2) any subsequent or new Members admitted to the Company, from time to time, in accordance with the terms hereof, each of the respective Persons that own or control, or which are under common control with, such subsequent or new Member.

"Credit Enhancement" shall have the meaning provided in Section 9.4.

"Credit Enhancement Loan" shall have the meaning provided in Section 9.4.

"Default Amount" shall have the meaning provided in Section 5.2(b).

"Default Loan" shall have the meaning provided in Section 5.2(b)(1).

"Default Rate" shall have the meaning provided in Section 5.2(b)(1).

"Defaulting Member" shall have the meaning provided in Section 5.2(b).

"Delaware UCC" shall mean the Uniform Commercial Code as in effect in the State of Delaware from time to time.

"Demand Notice" shall have the meaning set forth in Section 13.2(b).

"Demand Request" shall have the meaning set forth in Section 13.2(a).

"Determination Date" shall have the meaning provided in Section 12.6(b)(ii).

"Dissolution Event" shall have the meaning provided in Section 14.2.

"Distributable Funds" with respect to any month or other period, as applicable, shall mean the sum of an amount equal to the Cash Flow of the Company for such month or other period, as applicable, as reduced by reserves for anticipated capital expenditures, future working capital needs and operating expenses, contingent obligations and other purposes, the amounts of which shall be reasonably determined from time to time by the Management Committee.

"Distributions" shall mean the distributions payable (or deemed payable) to a Member (including, without limitation, its allocable portion of Distributable Funds).

"Divestiture Member" shall have the meaning provided in Section 9.10(b).

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

"Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

"Exclusivity Period" shall have the meaning provided in Section 9.5(b)(iii).

"Fair Market Value" shall have the meaning provided in Section 12.6(f)(iii).

"Financing Documents" shall mean the binding commitment letters and related agreements in respect of the bank facilities and other debt financing agreements to be entered into by the Company in respect of the financing of the Offer in the form agreed by each of the Members and the Company.

"First EGM" shall mean an extraordinary general meeting of Wembley to be convened to approve the Re-registration.

"First Restated LLC Agreement" shall have the meaning provided in the Whereas clauses.

"Fiscal Year" shall mean each calendar year ending December 31.

"flow-through entity" shall have the meaning provided in Section 5.7.

"Foreign Corrupt Practices Act" shall mean the Foreign Corrupt Practices Act of the United States, 15 U.S.C. Sections 78a, 78m, 78dd-1, 78dd-2, 78dd-3, and 78ff, as amended, if applicable, or any similar law of any jurisdiction where one or more of the Properties are located or where the Company or any of its Subsidiaries transacts business or any other jurisdiction, if applicable.

"HOT" shall have the meaning provided in Section 9.6.

"Income" shall mean the gross income of the Company for any month, Fiscal Year or other period, as applicable, including gains realized on the sale, exchange or other disposition of the Company's assets.

"Indemnified Party" shall have the meaning provided in Section 15.4(a).

"Indemnifying Party" shall have the meaning provided in Section 15.4(a).

"Initiator" shall have the meaning provided in Section 12.5(a).

"Initiator's Appraiser" shall have the meaning provided in Section 12.6(f)(ii).

"Interest" of any Member shall mean the entire limited liability company interest of such Member in the Company, which includes, without limitation, any and all rights, powers and benefits accorded a Member under this Agreement and the duties and obligations of such Member hereunder.

"Interest Exercise Period" shall have the meaning provided in Section 12.5(b).

"Interest Offer Notice" shall have the meaning provided in Section 12.5(a).

"Interest Transfer" shall have the meaning provided in Section 12.5(a).

"Investment Memorandum" shall have the meaning provided in Section 9.7.

"Investment Opportunity" shall have the meaning provided in Section 9.7.

"Kerzner" shall have the meaning provided in the first paragraph of this Agreement and its successors and assigns permitted hereunder.

"Kerzner Competitor" shall have the meaning provided in Section 12.5(c).

"KW Member" have the meaning provided in the Whereas clauses.

"Latest Announcement Time" shall mean 10.00 a.m. (London time) on March 30, 2004 or such later time as Starwood, the KW Member and the Company shall agree in writing.

"Lender" shall have the meaning provided in Section 9.4.

"Lincoln Park Business" shall mean the gaming and entertainment facility located at Lincoln Park, 1600 Louisquisset Pike, Lincoln, Rhode Island, United States.

"Lincoln Park Reorganization" shall mean the reorganization of Wembley's interests in the Lincoln Park Business, to be implemented substantially in the form described in the Offer Document or as otherwise may be agreed between the Company and Wembley.

"Listing Application" shall have the meaning provided in Section 13.2(a).

"Listing Prospectus" shall have the meaning provided in Section 13.2(d).

"Lock-out Period" shall have the meaning provided in Section 12.5(a).

"Loss" shall mean the aggregate of losses, deductions and expenses of the Company for any month, Fiscal Year or other period, as applicable, including losses realized on the sale, exchange or other disposition of the Company's assets.

"Losses" shall have the meaning provided in Section 15.2.

"Management Committee" shall have the meaning provided in Section 9.2(a).

"Management Member" shall mean any employee of the Company or any of its Subsidiaries.

"Member" and "Members" shall mean Starwood, Kerzner, Waterford, their respective successors and assigns permitted hereunder and any other Person admitted to the Company pursuant to this Agreement. For purposes of the Act, the Members shall constitute a single class or group of members.

"Member in Question" shall have the meaning provided in Section 16.12.

"Net Income" shall mean the amount, if any, by which Income for any period exceeds Loss for such period.

"Net Loss" shall mean the amount, if any, by which Loss for any period exceeds Income for such period.

"New York UCC" shall have the meaning set forth in Section 16.17.

"Non-Company Regulator" shall have the meaning provided in Section 9.10(c).

"Non-Compete Period" shall have the meaning provided in Section 9.7.

"Non-Presenting Member" shall have the meaning provided in Section 9.7.

"Nonvoting Kerzner Representative" shall have the meaning provided in Section 9.2(e).

"OC" shall have the meaning provided in Section 9.11.

"OC Affiliate" shall have the meaning provided in Section 9.11.

"OFAC" shall have the meaning provided in Section 9.12(c).

"Offer" shall mean an offer by the Company or an Affiliate of the Company (other than any Member) for the entire issued (and to be issued) share capital of Wembley (based substantially on the terms and conditions of the Press Announcement and otherwise on the terms and conditions set forth in the Offer Document), as revised from time to time with the written agreement of each of the Members or the Management Committee.

"Offer Document" shall mean the offer document containing the terms and conditions of the Offer to be posted to holders of Wembley Shares within 28 days of the date of the Press Announcement.

"Offer Notice" shall have the meaning provided in Section 12.5(a).

"Original LLC Agreement" shall have the meaning provided in the Whereas clauses.

"Outside ROFO Date" shall have the meaning provided in Section 12.5(b).

"Outside Sale Date" shall have the meaning provided in Section 12.6(b).

"Parent Guarantors" shall have the meaning provided in Section 15.2.

"Percentage Interest" shall have the meaning provided in Section 5.3.

"Person" shall mean any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other legal entity.

"Plans" shall have the meaning provided in Section 9.11.

"Potential Casino Sites" shall have the meaning provided in Section 9.5(b).

"Preliminary Information" shall have the meaning provided in Section 9.7.

"Preliminary Materials" shall have the meaning provided in Section 9.5(b).

"Presenting Member" shall have the meaning provided in Section 9.7.

"Press Announcement" shall mean the press announcement in respect of the Offer in the form agreed by each of Starwood, the KW Member and the Company.

"Property" shall have the meaning provided in Section 3.

"Public Offering" shall mean a publicly distributed sale of equity securities of the Company or any wholly-owned Subsidiary of the Company (or such other entity proposed to effect the same) in an underwritten public offering pursuant to an effective registration statement filed with the SEC or the admission of such equity securities to the Official List of the UK Listing Authority and to trading on the London Stock Exchange or any other internationally recognized exchange.

"Recipient" shall have the meaning provided in Section 12.5(a).

"Recipient's Appraiser" shall have the meaning provided in Section 12.6(f)(ii).

"Registrable Securities" shall mean any equity securities of the Registrant.

"Registrant" shall have the meaning set forth in Section 13.1(b) of this Agreement.

"Registration Expenses" shall mean all expenses incident to the Registrant's performance of or compliance with Section 13 including, without limitation, all printing, registration and filing fees, fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of any Registrable Securities), expenses of printing certificates for any Registrable Securities in a form eligible for deposit with the Depository Trust Company or CREST (or any other central securities depositary), as applicable, messenger and delivery expenses, internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), and fees and disbursements of counsel for the Registrant and its independent certified public accountants (including the expenses of any management review, cold comfort letters or any special audits required by or incident to such performance and compliance), securities acts liability insurance (if the Registrant elects to obtain such insurance), the reasonable fees and expenses of any special experts retained by the Registrant in connection with such registration, fees and expenses of other Persons retained by the Registrant, the fees and expenses of one (1) counsel for each Member (the "Holders' Counsel") and applicable local counsel for the holders of Registrable Securities to be included in the relevant Required Registration; but not including any underwriting fees, discounts or commissions attributable to the sale of securities.

"Regulations" shall mean the Treasury Regulations promulgated pursuant to the Code, as amended from time to time, including the corresponding provisions of any successor regulations.

"Representatives" shall have the meaning provided in Section 9.2(a).

"Required Registration" shall have the meaning set forth in Section 13.2(a) of this Agreement.

"Re-registration" shall mean the re-registration of Wembley as a private limited company in accordance with the provisions of Section 53 of the UK Companies Act.

"ROFO Deposit" shall have the meaning provided in Section 12.5(b)(iii).

"ROFO Interest Election" shall have the meaning provided in Section 12.5(b)(i).

"ROFO Interest Price" shall have the meaning provided in Section 12.5(b)(i).

"Sale and Call Option Agreement" shall mean the sale and purchase and call option agreement dated March 10, 2004 among the Company, Active Value and certain affiliates of Active Value as amended by the Second Sale Agreement.

"Sale Asset Purchase Price" shall have the meaning provided in Section 12.6(b)(ii).

"Sale Asset Purchase Election" shall have the meaning provided in Section 12.6(b)(ii).

"Sale Assets" shall have the meaning provided in Section 12.6(b)(i).

"Sale Offer" shall have the meaning provided in Section 12.6(b)(ii).

"Sale Offer Deposit" shall have the meaning provided in Section 12.6(b)(iii).

"Sale Offer Notice" shall have the meaning provided in Section 12.6(a).

"SCG" shall have the meaning provided in Section 9.6.

"SEC" shall mean, at any time, the Securities and Exchange Commission of the United States or any other federal agency at such time administering the Securities Act.

"Second EGM" shall mean an extraordinary general meeting of Wembley to be convened following the Re-registration becoming effective to approve the Whitewash.

"Second Sale Agreement" shall mean the sale and purchase agreement dated March 18, 2004 among the Company, Active Value and certain affiliates of Active Value.

"Securities Act" shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

"Specified Jurisdiction" shall have the meaning as may be agreed to by Kerzner, Waterford and Starwood from time to time.

"SFT" shall have the meaning provided in Section 9.6.

"Starwood" shall have the meaning provided in the first paragraph of this Agreement and its successors and assigns permitted hereunder; provided, however, that for purposes of Sections 9.1, 9.2, 9.3, and 9.5(a), "Starwood" shall also mean any direct or indirect member thereof designated by Starwood from time to time to the extent such designation is necessary to qualify Starwood (or any direct or indirect member thereof) as an OC.

"Starwood Investment Companies" shall have the meaning provided in Section 9.6.

"Subsidiary" shall mean any corporation, partnership, limited liability company or other entity of which fifty percent (50%) or more is owned by the Company.

"Tag-Along Notice" shall have the meaning provided in Section 12.5(c).

"Tag-Along Sale" shall have the meaning provided in Section 12.5(c).

"Tainted Member" shall have the meaning provided in Section 9.10(a).

"Takeover Code" shall mean the UK City Code on Takeovers and Mergers.

"Takeover Panel" shall mean the UK Panel on Takeovers and Mergers.

"Taxable Event" shall mean a deemed sale or exchange of the Interest held by the Recipient in the Company which results solely from the sale of Initiator's Interest.

"Third Appraiser" shall have the meaning provided in Section 12.6(f)(ii).

"Threatened Member" shall have the meaning provided in Section 9.10(c).

"Total Investment" shall mean the sum of the aggregate Capital Contributions made by a Member.

"Transfer" means, as a noun, any transfer, sale, assignment, exchange, charge, pledge, gift, hypothecation, conveyance, encumbrance or other disposition, voluntary or involuntary, by operation of law or otherwise and, as a verb, voluntarily or involuntarily, by operation of law or otherwise, to transfer, sell, assign, exchange, charge, pledge, give, hypothecate, convey, encumber or otherwise dispose of.

"Troon" shall have the meaning provided in Section 9.6.

"UK Companies Act" shall mean the Companies Act 1985 (as amended) of the United Kingdom.

"UK JV" shall have the meaning provided in Section 9.5(h).

"UK Listing Authority" shall mean the U.K. Financial Services Authority acting in its capacity as the U.K. Listing Authority.

"UK Securities Act" shall mean the Financial Services and Markets Act 2000 of the United Kingdom.

"Unwind" shall have the meaning provided in Section 4.1(a).

"Unwind Initiator" shall have the meaning provided in Section 4.1(a).

"Unwind Notice" shall have the meaning provided in Section 4.1(a).

"Unwind Recipient" shall have the meaning provided in Section 4.1(a).

"Valuation Notice" shall have the meaning provided in Section 12.6(b)(i).

"Voting Kerzner Representative" shall have the meaning provided in Section 9.2(e).

"Waterford" shall have the meaning provided in the first paragraph of this Agreement and its successors and assigns permitted hereunder.

"WDP" shall have the meaning provided in the Whereas clauses.

"Wembley" shall have the meaning provided in Section 3.

"Wembley Acquisition" shall mean the date on which the Company (or one or more of its Affiliates) has acquired the ownership of at least ninety percent (90%) of the issued and outstanding shares of Wembley Plc or such lower percentage approved by the Management Committee.

"Wembley Shares" shall mean shares in the share capital of Wembley.

"Whitewash" shall mean the approval of the provision of financial assistance by Wembley in accordance with the provisions of Sections 155-158 of the UK Companies Act.

EXHIBIT C

Annual Business Plan Information

1. a narrative description of any acquisitions or sales or other significant transactions or matters that are planned and any other activities proposed to be undertaken;

2. a projected annual income statement (accrual basis) on a quarter-by-quarter basis;

3. a projected balance sheet as of the end of such Fiscal Year;

4. a schedule of projected operating cash flow (including itemized operating revenues, project costs and project expenses) for such Fiscal Year on a quarter-by-quarter basis, including a schedule of projected operating deficits, if any;

5. a marketing plan;

6. a detailed budget reflecting on a line by line basis all projected operating expenses and any capital expenditures, including projected dates for commencement and completion of the foregoing;

7. a description of the proposed investment of any funds of the Company which are (or are expected to become) available for investment;

8. a description, including the identity of the recipient (if known) and the amount and purpose, of all fees and other payments proposed, expected or projected to be paid for professional services and, if a fee or payment exceeds $25,000, for other services rendered to or on behalf of the Company by third parties;

9. a projection of the amount of any anticipated additional Capital Contributions which may be called for pursuant to Section 5.2(a) and the purposes for which such additional Capital Contributions may be used; and

10. such other information requested from time to time by any Member or as determined by the Management Committee.

EXHIBIT D

List of Monthly Reports

1. Draw request detailing actual costs compared to budget and copies of related invoices

For all operating properties:

1. Capital Expenditure invoice copies
2. Bank Statements and Reconciliations
3. General Ledger/Statement of Operations

Additional for all operating properties in case of any change:

1. Insurance Certificate Update

For all properties under development:

1. Job Cost Reports detailing hard costs, soft costs, financing fees, etc.
2. Forecast through year end.

EXHIBIT E

Additional Reporting Requirements

Quarterly Reports

1. Consolidating Balance Sheet and Income statement prepared on an accrual basis for ownership entity, overhead company and all properties
2. Statement of Shareholder's or Member's Capital
3. The statement of the cost of each property acquired by the Company or any Subsidiary. (included in the quarterly updated business-plan)
4. The statement of all material liabilities (contingent or non-contingent) accrued with respect to such property or otherwise paid by the Company or such Subsidiary.
5. A cash flow transactions report which shows the details of all significant Company transactions which have occurred since the end of the preceding quarter and the preceding calendar year. (included in the quarterly updated business-plan)
6. A statement of all transactions with or fees paid to any Member or Affiliates of any Member.

For all operating properties:

1. Accrual basis prepared balance sheet and Income Statement
2. Actual to Budget Variance Analysis
3. Accounts Receivable Activity Reconciliation
4. Management Summary

Annual Reports

1. A copy of the federal, state and other income tax returns for the Company.
2. A full set of audited financial statements prepared in accordance with US-GAAP, together with a management letter.
3. A schedule and description of the real estate interests Book value owned by the Company as of the end of such fiscal year and the schedule of the real estate interests acquired or disposed of by the Company during such fiscal year.
4. A summary of any regulatory or legal proceedings against any manager, any criminal proceedings against any key executive, any regulatory or legal proceedings against any key executive, the subject matter which relates to the

Company, and which has, or if successful may have, any material adverse effect on the business or operations of the Company.

EXHIBIT F

Initial Annual Business Plan

EXHIBIT G

Certain Rights of Management Committee

Notwithstanding anything contained herein or elsewhere to the contrary (and without limitation of the rights of Starwood set forth in this Agreement), the Management Committee shall have the authority to affirmatively cause to occur or take action with respect to all or any of the following matters, and, unless delegated in writing by the Management Committee, no act shall be taken, sum expended, decision made or obligation incurred by the Company (and the Company shall not permit any act to be taken, sum expended, decision made or obligation incurred by any Subsidiary) with respect to the following matters without (x) the approval of the Management Committee, and (y) the additional written approval of Starwood acting in its capacity as a Member (to the extent such separate approval by Starwood is required in order for Starwood or an OC Affiliate to qualify as an OC), in each case from time to time and whether or not set forth in the Annual Business Plan or previously approved by the Management Committee:

(i) except as provided in Sections 9.5(b), 12 and 13, any merger, conversion or consolidation involving the Company or any Subsidiary or the sale, lease, transfer, exchange or other disposition of all or substantially all of the Company's assets or all of the Interests of the Members in the Company, in one or a series of related transactions;

(ii) except as expressly provided in Sections 12 and 13, the admission or removal of any Member or the Company's issuance to any third party of any equity interest in the Company (including interests convertible into, or exchangeable for, equity interests in the Company);

(iii) any amendment of this Agreement or the Certificate of Formation;

(iv) except as provided in Section 14, any liquidation, dissolution or termination of the Company;

(v) employing any member of executive management or establishing or entering into any employment contracts, agreements with respect to salaries or bonus compensation or other material employee benefit plans;

(vi) the incurrence by the Company or any Subsidiary, in an amount in excess of US $25,000, of any indebtedness for borrowed money or any capitalized lease obligation or the entry into of any agreement, commitment, assumption or guarantee with respect to any of the foregoing;

(vii) expenditures or distributions of cash or property by the Company or any Subsidiary, in an amount in excess of US $25,000, which are not otherwise provided for in this Agreement or the establishment of any reserves;

(viii) entering into any material agreement, contract, license or lease that could result in an obligation or liability of the Company or any Subsidiary in excess of US $25,000;

(ix) doing any act which would make it impossible or unreasonably burdensome to carry on the business of the Company;

(x) any material change in the strategic direction of the Company or any material expansion of the business of the Company, whether into new or existing lines of business or any change in the structure of the Company;

(xi) adoption of, and any supplement to, revision of, or deviation from the Annual Business Plan, and any activity by the Company, which is inconsistent with the Annual Business Plan in any material respect;

(xii) constructing any new discretionary material capital improvements on any Property or replacing on a discretionary basis an existing material capital improvement following completion of construction thereof or the entering into of any contract or agreement therefor;

(xiii) giving or granting any material options, rights of first refusal, deeds of trust, mortgages, pledges, ground leases, security or other interests encumbering a Property or any portion thereof;

(xiv) except as provided in Sections 9.5(b), 12 and 13, selling, conveying, refinancing or effecting any other transfer of a Property or other material asset of the Company or any portion thereof or the entering into of any agreement, commitment or assumption with respect to any of the foregoing;

(xv) the standard form of lease to be used with respect to the Properties, as well as entering into, modifying or terminating any lease or sublease (for any reason other than a tenant default) of all, or any portion of a Property, or entering into or modifying any lease or sublease on terms materially less favorable to the Company than the standard form of lease, all in accordance with a leasing plan approved by the Members;

(xvi) confessing a judgment against the Company (or any Subsidiary), submitting a Company (or Subsidiary) claim to arbitration or engaging, terminating and/or replacing counsel to defend or prosecute on behalf of the Company (or any Subsidiary) any action or proceeding;

(xvii) acquiring by purchase, ground lease or otherwise, any real property or other material asset or the entry into of any agreement, commitment or assumption with respect to any of the foregoing, or the making or posting of any deposit (refundable or non-refundable);

(xviii) entering into, renewing or terminating any material property management, leasing or development contract;

(xix) the amount of, whether and when to make, contributions to the Company (other than the contributions under Section 5.1(a) made contemporaneously with the execution of this Agreement) and Distributions by the Company; or

(xx) without limiting any of the foregoing, any other matter determined from time to time by any Member to require the approval of, or be subject to the modification by, the Management Committee (including, without limitation, the establishment of rules and procedures relating to the affairs and dealings of the Company and its Subsidiaries).

EXHIBIT H

Form of Investment Memorandum

EXHIBIT I

Beneficial and Legal Owners of the Members


CONFIDENTIAL
Starwood Capital Group Global, L.L.C.
SOF-VI Management, L.L.C.
General Partner
General Partner
General Partner
Starwood Global Opportunity Fund VI-A, L.P.
Starwood Global Opportunity Fund VI-B, L.P.
Starwood U.S. Opportunity Fund VI-D, L.P.
LMW Investments, Inc.
Slovik Suites, Inc.
Waterford Group, L.L.C., a Delaware limited liability company
Kerzner International Limited, a Bahamian company traded on NYSE: KZL
SOF-VI U.S. Holdings, L.L.C., a Delaware limited liability company
100%
100%
100%
Waterford Group Investments, L.L.C., a Delaware limited liability company
Kerzner Investments Acquisitions Limited, a British Virgin Islands Company
member
member
member
BLB Investors, L.L.C., a Delaware limited liability company

Exhibit II-2-f

THE COMPANIES ACTS, 1908 TO 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

- of -

WEMBLEY PLC

1. The name of the company is The Greyhound Racing Association Trust Limited[1].

2. The Company is to be a public company.

3. The registered office of the Company will be situate in England.

4. The objects for which the Company is established are:

4.1. To acquire and hold controlling and other interests in the share or loan capital of any company or companies, and in particular in companies engaged in all types of leisure activities; the business of proprietors and operators of the freehold premises known as the Wembley Stadium, Wembley in the London Borough of Brent and land and premises adjacent thereto; the promotion, operation, organisation, provision, and management of all kinds of sports, recreations, entertainments, exercises, amusements, markets, conferences, talks, debates, discussions, meetings and other leisure sporting or business activities whether indoor or outdoor including greyhound racing, exhibitions, games, matches, competitions, events, tournaments, concerts and performances and other forms and types of like enterprises generally and the provision of ancillary facilities and services to the leisure and entertainment industry.

C. Hutman CHAIRMAN

[1] Name changed to G.R.A. Property Trust Limited by Special Resolution passed 29th July 1969 and to G.R.A. Property Trust plc on 3rd February 1982 and to The GRA Group plc on 31st March 1982 and to Wembley plc on 17th February 1988.

4.2. To carry on the business of a holding company in all its branches, and to acquire by purchase, lease, concession, grant, licence or otherwise such businesses, options, rights, privileges, lands, buildings, leases, underleases, stocks, shares, debentures, debenture stock, bonds, obligations, securities, reversionary interests, annuities, policies of assurance and other property and rights and interests in property as the Company shall deem fit and dispose of the same; to enter into assist or participate in financial, commercial, mercantile, industrial and other transactions, undertakings and businesses of every description, and to establish, carry on, develop and extend the same or sell, dispose of or otherwise turn the same to account, and to co-ordinate the policy and administration of any companies of which this company is a member or which are in any manner controlled by, or connected with the Company.

4.3. To promote, establish and maintain any clubs, associations, hotel or other conveniences in connection with the Company's property, or any of its business or objects.

4.4. To carry on the business of hotel keepers, tavern keepers, licensed victuallers, wine, spirit and beer merchants, tobacconists, refreshment purveyors and caterers and contractors in all their respective branches, proprietors of clubs and recreation rooms of any kinds, and to afford accommodation for meetings, gatherings of all descriptions, theatre, music hall, concert hall, ball-room, cinema, picture palace, circus and hippodrome proprietors or agents, box office keepers, showmen, exhibitors, song, music, play, programme and general publishers and printers, scene proscenium and general painters and decorators, theatrical and musical agents and caterers for public and private amusements and entertainments of every description.

4.5. To carry on business as general stores, provision merchants, and manufacturers and dealers in all kinds of consumable articles and stores, and dealers in all kinds of fancy articles and goods.

4.6. To carry on business as advertising contractors, agents, proprietors and publishers of newspapers, journals, magazines, books and other literary works, printers, type founders and designers of advertisements.

4.7. To purchase, lease or otherwise acquire, hold, sell, develop, dispose of and deal in real and personal property and hereditaments of all kinds for any estate and interest whatsoever, and in particular lands, buildings, rights, business concerns, and undertakings, and to carry on any business concern or undertaking so acquired.

4.8. To develop or improve the resources of and turn to account any lands or hereditaments and any rights over or connected with land or hereditaments belonging to or in which the Company is or propose to be interested in such manner as the Company shall think fit, and in particular by clearing, draining, reclaiming, fencing, planting, cultivating, building, improving, farming, and grazing: also by development of any mineral resources, quarries, wells for water and works of every description.

4.9. To apply for or acquire by purchase or otherwise, and to hold charters, Acts of Parliament, privileges, monopolies, licences, concessions, patents, patent rights, secret processes or other things (British, Colonial or Foreign,) and the like, conferring any exclusive or non-exclusive or limited right to use any secret or other information as to any invention or property or rights which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated, directly or indirectly, to benefit the Company, and to use, exercise, develop or grant licences or concessions in respect of or otherwise turn to account or deal in the property, rights or information so acquired, and to make, assist or subsidise experiments, researches, investigations, expeditions, or voyages of discovery that may appear to be likely to benefit the Company.

4.10. To carry on the business of bankers, capitalists, financiers, concessionaires and merchants and to undertake and carry on and execute all such financial, commercial trading and other operations, as an individual capitalist may lawfully undertake and carry out, and to carry on and transact every kind of guarantee and indemnity business, and to furnish and provide deposits and guarantee funds required in relation to any tender or obligation for any contract, concession, decree, enactment, property or privilege, or in relation to the carrying out of any contract, concession, decree or enactment, and to apply for, purchase or otherwise acquire any contracts, decrees or concessions for or in relation to the construction, execution, carrying out, equipment, improvement, management, administration or control of public works and conveniences, and to undertake, execute, carry out, dispose of, or turn to account the same and generally to carry on the business of contractors for the execution of public works.

4.11. To carry on any other business or businesses whatsoever and wheresoever which may, in the opinion of the Board of the Company, be conveniently carried on in connection with any business which the Company is authorised to carry on or calculated directly or indirectly to enhance the value of or render profitable any of the Company's properties or rights, and to transact any or every description of agency, commission, commercial, manufacturing, mercantile, and financial business.

4.12. To promote or assist in the promotion of any other company or companies for the purpose of acquiring or undertaking all or any of the assets and liabilities of this company, or for any other purpose which may seem directly or indirectly to benefit this Company or to advance the objects or interests thereof, and to take and otherwise acquire and hold shares in any such company or companies, and to guarantee the payment of any debentures or other securities issued by any such company or companies, and to underwrite or subscribe for or procure to be underwritten or subscribed for all or any part of the share capital of any such company.

4.13. To purchase, subscribe for, underwrite, take or otherwise acquire and hold, sell, mortgage and deal in shares, stocks, bonds, options, debentures, debenture stock or obligations in any other company or corporation, or of any government or state, and to give any guarantee or security for the payment of dividends or interest thereon or in relation thereto.

4.14. To amalgamate with, or enter into partnership, or into any arrangement for sharing profits, union of interests, joint adventure, reciprocal concession or co-operation with any person or company carrying on or about to carry on any business, occupation or enterprise which this Company is authorised to enter into, undertake or carry on, or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company, and to take or otherwise acquire and hold shares or securities in any such company, and to sell, hold, reissue, with or without guarantee, or otherwise deal with the same.

4.15. To purchase or otherwise acquire and undertake all or any part of the business, property, goodwill and liabilities of any person or company carrying on any business which this Company is authorised to enter into or carry on, or possessed of property suitable for the purposes of this Company.

4.16. To sell, let on lease, exchange, or dispose of the lands, concessions, rights, assets, and undertakings of the Company or any part or parts thereof, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any other company having objects altogether or in part similar to those of this Company.

4.17. To distribute any of the properties of the Company, whether upon a distribution of assets or a division of profits, among the members, in specie or otherwise, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

4.18. To draw, make, accept, endorse, execute, issue and discount promissory notes, bills of exchange, charter-parties, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

4.19. To invest and deal with moneys of the Company not immediately required in such manner as may from time to time be determined.

4.20. To receive money and securities on deposit, at interest or otherwise, and to lend money to such persons and on such terms, either with or without security, as may seem expedient, and in particular to persons having dealings with the Company.

4.21. To borrow or raise or secure the payment of money by the Company or by any company which is for the time being the Company's subsidiary company as defined by Section 154 of the Companies Act 1948 or otherwise associated with the Company in business and whether or not the Company receives directly or indirectly any consideration or advantage therefrom in such manner as the Company shall think fit, and in particular by the issue of debentures, debenture stock, or other securities, with or without a charge upon all or any of the Company's assets (either present or future), including its uncalled capital, and to purchase, redeem and pay off any such securities, and to issue any such securities for such consideration or purpose as may be thought fit.

4.22. To guarantee the payment or performance by the Company or any company being the Company's subsidiary company as defined by Section 154 of the Companies Act 1948 or otherwise associated with the Company in business and whether or not the Company receives directly or indirectly any consideration or advantage therefrom of any debts, contracts or obligations, and to accept property on trust, and to act as trustee, executor, administrator, liquidator, receiver, attorney or director, either gratuitously or otherwise.

4.23. To pay all expenses incident to the formation or promotion, establishment, registration and advertising of this or any other company; and to remunerate any person or company for services rendered or to be rendered in placing or assisting to place or guaranteeing the placing of any of the shares in or debentures or other securities of the Company or in or about the promotion, formation or business of the Company, or of any other company promoted wholly or in part by this Company.

4.24. To establish and support, or aid in the establishment and support of associations, institutions, funds, trusts, and conveniences calculated to benefit any of the employees or ex-employees of the Company, or its predecessors in business, or the dependants or connections of such persons, and to grant pensions and allowances, and to make payments

towards insurance, and to subscribe or guarantee money for charitable or benevolent objects, or for any exhibitions, or for any public, general or useful object, and to make gifts and bonuses to persons in the employment of the Company.

4.25. To sell, exchange, improve, manage, develop, lease, mortgage, charge, dispose of, turn to account, or otherwise deal with all or any part of the assets and rights of the Company.

4.26. To vest any real or personal estate, rights or interest acquired by or on behalf of the Company, or in which the Company may have an interest in any person or persons on behalf of or for the benefit of the Company and with or without any declared trust in favour of the Company.

4.27. To procure the Company to be registered or incorporated in any British Colony, Protectorate or Dependency, or in any Foreign State, and to enter into any arrangements with any governments or authorities (supreme, provincial, municipal, local or otherwise) that may seem conducive to the Company's objects or any of them, and to obtain from any such government or authority any rights, privileges and concessions which the Company may think it desirable to obtain, and to carry out, exercise, and comply with any such arrangements, rights, privileges and concessions.

4.28. To do all or any of the above things in any part of the world, and either as principals, agents, trustees, or otherwise, and by trustees, sub-contractors, agents, or otherwise, and either alone or in conjunction with others.

4.29. To do all such things as are incidental to or connected with any of the above objects, or conducive to the attainment thereof, or otherwise likely in any respect to be advantageous to the Company, and in any case of doubt as to what shall be so incidental, connected, conducive or advantageous as aforesaid, the decision of an Extraordinary General Meeting shall be conclusive.

And it is hereby declared that the word "company" in this clause, except where used in reference to this Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere, and further that the objects specified in each paragraph in this clause shall, except where otherwise expressed in such paragraph, be in no wise limited or restricted by reference to or inference from any other paragraph or the name of the Company. Provided that nothing herein contained shall empower the Company to carry on the business of assurance or to grant annuities within the meaning of the Assurance Companies Act, 1909, as extended by the Industrial Assurance Act, 1923, or to reinsure any risks under any class of assurance to which these Acts apply.

5. The liability of the members is limited.

6. The share capital of the Company was by virtue of a Special Resolution and with the sanction of an Order of the High Court of Justice dated 19 June 1996 reduced from £97,100,000 divided into 73,812,243 Ordinary Shares of £1 each and 2,328,775,637 deferred shares of 1p each to £73,812,243 divided into 73,812,243 Ordinary Shares of £1 each. At the date of registration of this Minute 53,711,000 of the Ordinary Shares have been issued and are deemed to be fully paid and the remainder are unissued.

WE, the several persons whose names and addresses are subscribed are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the Capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
ERNEST J. BURROWS 29, Lyndhurst Road, Highhams Park Chingford E4 Solicitor's Clerk	One £1 share
THOMAS GEORGE GREENLEAF 36 Sistova Road, Balham, S.W.12 Solicitor's Clerk	One £1 share
SYDNEY A. SHARPE Glen Lyn, The Park, Great Bookham, Surrey Accountant	One £1 share
HERBERT L. ARMSTRONG 6 Ritchings Avenue, Walthamstow, E17 Solicitor's Clerk	One £1 share
BERTRAM H. STEVENS 34 Maberley Road, Upper Norwood S.E.19 Solicitor's Clerk	One £1 share
JAMES BARNES, 7 Walcot Gardens, Kenning, S.E.11 Accountant	One £1 share
FREDERICK J. GROOMBRIDGE 161 Winns Avenue, Walthamstow, Essex Solicitor's Clerk	One £1 share

DATED the 26th day of November 1927
WITNESS to the above Signatures:-

S. HUMPHREYS,
Clerk to Herbert Smith & Co.
62 London Wall, E.C.2

Solicitors

226267

THE COMPANIES ACTS 1908 TO 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

WEMBLEY PLC

Incorporated the 1st day of December 1927

(adopted by Special Resolution passed on 24 April 1997)

CLIFFORD CHANCE

200 Aldersgate Street
London EC1A 4JJ

Telephone: 071 600 1000
Telefax: 071 600 5555
Reference: CRG/W1433/00183/DK

CRG90257.07

CONTENTS

MISCELLANEOUS

Company No. 226267

THE COMPANIES ACTS 1908 TO 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

WEMBLEY PLC

(Adopted by Special Resolution passed on 24 April 1997)

PRELIMINARY

1. **Interpretation**

(A) In the articles:

"Act" means, unless the context otherwise requires, the Companies Act 1985, including any statutory modification or re-enactment for the time being in force;

"Acts" means the Companies Acts 1985 and 1989 and all statutes and subordinate legislation for the time being in force concerning companies so far as they apply to the Company;

"articles" means these articles of association as amended from time to time;

"auditors" means the auditors of the Company;

"board" means the board of directors of the Company or the directors present or deemed to be present at a duly convened meeting of the directors at which a quorum is present;

"business day" means a day (not being a Saturday or Sunday) on which clearing banks are open for business in London;

"certificated" means in relation to a share, a share which is recorded in the register as being held in certificated form;

"clear days" means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"**company**" includes any body corporate (not being a corporation sole) or association of persons, whether or not a company within the meaning of the Act;

"**director**" means, unless the context otherwise requires, a director of the Company;

"**dividend**" includes bonus;

"**entitled by transmission**" means, in relation to a share, entitled as a consequence of the death or bankruptcy of a member or of another event giving rise to a transmission of entitlement by operation of law;

"**executed**" includes, in relation to a document, execution under hand or under seal or by another method permitted by law;

"**holder**" means, in relation to a share, the member whose name is entered in the register as the holder of that share;

"**London Stock Exchange**" means the International Stock Exchange of the United Kingdom and the Republic of Ireland Limited;

"**member**" means, unless the context otherwise requires, a member of the Company;

"**office**" means the registered office of the Company;

"**paid**", "**paid up**" and "**paid-up**" include credited as paid or paid up;

"**recognised person**" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange which is designated for the purposes of section 185(4) of the Act;

"**register**" means, unless the context otherwise requires, the register of members kept pursuant to section 352 of the Act;

"**seal**" means, unless the context otherwise requires, the common seal of the Company or any official or securities seal that the Company may have or may be permitted to have under the Acts;

"**secretary**" means the secretary of the Company and includes any assistant or deputy secretary and a person appointed by the board to perform the duties of the secretary;

"**Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 1995 including any statutory modification or re-enactment for the time being in force; and

"**uncertificated**" means, in relation to a share, a share title to which is recorded in the register as being held in uncertificated form and title to which, by virtue of the Uncertificated Securities Regulations, may be transferred by means of a relevant system.

(B) Words and expressions contained in these articles which are not defined in paragraph (A) have, unless the contrary is indicated, the same meaning as in the Acts, but excluding any statutory modification to the Acts not in force at the date of adoption of these articles. In particular, the expressions "*Operator*", "*participating issuer*", "*participating security*" and "relevant system" have the same meanings as in the Uncertificated Securities Regulations.

(C) Where an ordinary resolution of the Company is expressed to be required for any purpose, a special or extraordinary resolution is also effective for that purpose, and where an extraordinary resolution is expressed to be required for any purpose, a special resolution is also effective for that purpose.

(D) The headings in the articles do not affect the interpretation of the articles.

2. **Table A not to apply**

No regulations contained in any statute or subordinate legislation, including the regulations contained in Table A in the schedule to the Companies (Tables A to F) Regulations 1985 (as amended), apply as the regulations or articles of association of the Company.

SHARE CAPITAL

3. Authorised capital

The authorised share capital of the Company at the date of adoption of these articles is £73,812,243 divided into 73,812,243 ordinary shares of £1 each.

4. **Allotment**

(A) Subject to the Acts and relevant authority of the Company in general meeting required by the articles and the Acts, the board has general and unconditional authority to allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of unissued shares (whether forming part of the original or any increased capital), or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms and conditions as the board may decide but no share may be issued at a discount.

(B) The board may at any time after the allotment of a share but before a person has been entered in the register as the holder of the share recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on the terms and conditions the board thinks fit.

5. **Power to attach rights**

Subject to the Acts and to the rights attached to existing shares, new shares may be allotted or issued with or have attached to them such special rights or restrictions as the Company may by ordinary resolution decide, or, if no resolution is passed, as the board may decide.

6. **Redeemable shares**

Subject to the Acts and to the rights attached to existing shares, shares may be issued on terms that they are to be redeemed or, at the option of the Company or the holder, are liable to be redeemed.

7. **Variation of rights**

(A) Subject to the Acts, the rights attached to a class of shares may be varied whether or not the Company is being wound up (i) in such manner (if any) as may be provided by those rights; or (ii) in the absence of provision, either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with the articles, but not otherwise.

(B) The rights attached to a class of shares are not, unless otherwise expressly provided in the rights attaching to those shares, deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Company of its own shares in accordance with the Acts and article 38.

8. **Commission**

The Company may exercise all powers conferred or permitted by the Acts of paying commission or brokerage. Subject to the Acts, commission or brokerage may be satisfied by the payment of cash or the allotment of fully- or partly-paid shares or the grant of an option to call for an allotment of shares or by any combination of these methods.

9. **Trusts not recognised**

Except as ordered by a court of competent jurisdiction or as required by law, the Company may not recognise a person as holding a share on trust and is not bound by or otherwise compelled to recognise (even if it has notice of it) an equitable, contingent, future, partial or other claim to or interest in a share other than an absolute right in the holder to the whole of the share.

9A. **Uncertificated shares**

(I) Subject to the Acts, the board may resolve that a class of shares is to become a participating security and that a class of shares shall cease to be a participating security.

(ii) Uncertificated shares of a class are not to be regarded as forming a separate class from certificated shares of that class.

(iii) A member may, in accordance with the Uncertificated Securities Regulations, change a share of a class which is a participating security from a certificated share to an uncertificated share and from an uncertificated share to a certificated share.

(iv) The Company may give notice to a member requiring the member to change uncertificated shares to certificated shares by the time stated in the notice. The notice may also state that the member may not change certificated shares to uncertificated shares. If the member does not comply with the notice, the board may authorise a person to change the uncertificated shares to certificated shares in the name and on behalf of the member.

(v) While a class of shares is a participating security, these articles only apply to an uncertificated share of that class to the extent that they are consistent with:

(a) the holding of shares of that class in uncertificated form;

(b) the transfer of title to shares of that class by means of a relevant system; and

(c) the Uncertificated Securities Regulations.

SHARE CERTIFICATES

10. **Right to certificate**

(A) Subject to the Acts and the requirements of the London Stock Exchange, a person (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) on becoming the holder of a certificated share is entitled, unless the terms of issue of the shares provide otherwise, without charge, to one certificate for all the certificated shares of a class registered in his name or, in the case of certificated shares of more than one class being registered in his name, to a separate certificate for each class of shares.

(B) Where a member (other than a recognised person) transfers part of his shares comprised in a certificate he is entitled, without charge, to one certificate for the balance of certificated shares retained by him.

(C) The Company is not bound to issue more than one certificate for certificated shares held jointly by two or more persons and delivery of a certificate to one joint holder is sufficient delivery to all joint holders.

(D) A certificate shall specify the number and class and the distinguishing numbers (if any) of

the shares in respect of which it is issued and the amount paid up on the shares. It shall be issued under a seal, which may be affixed to or printed on it, or in such other manner as the board may approve, having regard to the terms of issue and the requirements of the London Stock Exchange.

11. **Replacement certificates**

(A) Where a member holds two or more certificates for shares of one class, the board may at his request, on surrender of the original certificates and without charge, cancel the certificates and issue a single replacement certificate for certificated shares of that class.

(B) At the request of a member, the board may cancel a certificate and issue two or more in its place (representing certificated shares in such proportions as the member may specify), on surrender of the original certificate and on payment of such reasonable sum as the board may decide.

(C) Where a certificate is worn out, defaced, lost or destroyed, the board may cancel it and issue a replacement certificate on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out-of-pocket expenses incurred by the Company in the investigation of that evidence and the preparation of that indemnity and security as the board may decide, and on surrender of the original certificate (where it is worn out or defaced).

LIEN

12. **Company's lien on shares not fully-paid**

(A) The Company has a first and paramount lien on every share (other than a fully-paid share) registered in the name of a member (whether solely or jointly with another person) for an amount payable in respect of the share, whether the due date for payment has arrived or not. The lien applies to all dividends from time to time declared or other amounts payable in respect of the share.

(B) The board may either generally or in a particular case declare a share to be wholly or partly exempt from the provisions of this article. Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company's lien (if any) on that share.

13. **Enforcement of lien by sale**

(A) For the purpose of enforcing the lien, the board may sell shares subject to the lien in such manner as it may decide, if the due date for payment of the relevant amounts has arrived and payment is not made within 14 clear days after the service of a notice in writing (stating, and demanding payment of, the amounts and giving notice of the intention to sell in default of payment) on the member concerned (or to a person entitled by transmission to the shares).

(B) To give effect to a sale, the board may authorise a person to transfer the shares in the name and on behalf of the holder of or the person entitled by transmission to the shares to the purchaser or his nominee. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale.

14. **Application of proceeds of sale**

The net proceeds of a sale effected under article 13, after payment of the costs of the sale, shall be applied by the Company in or towards satisfaction of the amount in respect of which the lien exists. Any residue shall (on surrender to the Company for cancellation of any certificate for the shares sold, or the provision of an indemnity (with or without security) as to any lost or destroyed certificate required by the board and subject to a like lien for amounts not presently payable as existed on the shares before the sale) be paid to the member or a person entitled by transmission to the shares immediately before the sale.

CALLS ON SHARES

15. **Calls**

Subject to the terms of issue, the board may make calls on members in respect of amounts unpaid on the shares or a class of shares held by them respectively (whether in respect of nominal value or a premium) and not payable on a date fixed by or in accordance with the terms of issue. Each member shall (on receiving at least 30 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called as required by the notice. A call may be made payable by instalments and may, at any time before receipt by the Company of an amount due, be revoked or postponed in whole or in part as the board may decide. A call is deemed made at the time when the resolution of the board authorising it is passed. A person on whom a call is made remains liable to pay the amount called despite the subsequent transfer of the share in respect of which the call is made. The joint holders of a share are jointly and severally liable for payment of a call in respect of that share.

16. **Power to differentiate**

The board may make arrangements on the allotment or issue of shares for a difference between the allottees or holders in the amounts and times of payment of a call on their shares.

17. **Interest on calls**

If the whole of the amount called is not paid on or before the date fixed for payment, the person by whom it is payable shall pay interest on the unpaid amount at such rate as may be fixed by the terms of allotment of the share or, if no rate is fixed, at such rate (not exceeding, without the sanction of the Company given by ordinary resolution, 20 per cent. per annum) as the board may decide, from and including the date fixed for payment until but excluding the date of actual payment and all costs, charges and expenses incurred by the Company by reason of the non-payment. The board may waive payment of the interest in whole or in part.

18. **Payment in advance**

The board may, if it thinks fit, receive from a member all or part of the amounts uncalled and unpaid on shares held by him. A payment in advance of calls extinguishes to the extent of the payment the liability of the member on the shares in respect of which it is made. The Company may pay interest on the amount paid in advance, or on so much of it as from time to time exceeds the amount called on the shares in respect of which the payment in advance has been made, at such rate (not exceeding, without the sanction of the Company given by ordinary resolution, 20 per cent. per annum) as the board may decide.

19. **Amounts due on allotment treated as calls**

An amount which becomes payable in respect of a share on allotment or on a date fixed pursuant to the terms of allotment (whether in respect of nominal value or a premium) or as an instalment of a call is deemed to be a call. In case of non-payment, the provisions of the articles as to payment of interest and costs, charges and expenses, forfeiture or otherwise apply as if that amount has become payable by virtue of a call.

FORFEITURE

20. **Notice if call not paid**

If a member fails to pay the whole of a call or an instalment of a call on or before the date fixed for payment, the board may serve notice on the member or on a person entitled by transmission to the share in respect of which the call was made demanding payment, on a date not less than 30 clear days from the date of the notice, of the amount of the call outstanding and any interest that may have accrued on it and all costs, charges and expenses incurred by the Company by reason of the non-payment. The notice shall state (i) the place where payment is to be made; and (ii) that if the notice is not complied with the share in respect of which the call was made will be liable to be forfeited.

21. **Forfeiture for non-compliance**

If the notice referred to in article 20 is not complied with, a share in respect of which it is given may, at any time before payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture includes all dividends declared or other amounts payable in respect of the forfeited share and not paid before the forfeiture.

22. **Notice after forfeiture**

When a share has been forfeited, the Company shall serve notice of the forfeiture on the person who was before forfeiture the holder of the share or the person entitled by transmission to the share but no forfeiture is invalidated by an omission to give notice. An entry of the fact and date of forfeiture shall be made in the register.

23. **Disposal of forfeited shares**

(A) Until cancelled in accordance with the Acts, a forfeited share and all rights attaching to it are deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before the forfeiture the holder or to another person, on such terms and in such manner as the board may decide. Where for this purpose a forfeited share is to be transferred, the board may authorise a person to transfer the share to the transferee. The Company may receive the consideration (if any) for the share on its disposal and may register the transferee as the holder of the share.

(B) The board may before a forfeited share has been cancelled, sold, re-allotted or otherwise disposed of annul the forfeiture on such conditions as it thinks fit.

(C) A statutory declaration by a director or the secretary that a share has been forfeited on the date stated in the declaration is conclusive evidence of the facts stated in the declaration against all persons claiming to be entitled to the share. The declaration (subject if necessary to the transfer of the share) constitutes good title to the share and the person to whom the share is disposed of is not bound to see to the application of the consideration (if any). His title to the share is not affected by an irregularity in or invalidity of the proceedings connected with the forfeiture or disposal.

24. **Arrears to be paid notwithstanding forfeiture**

A person whose share has been forfeited ceases on forfeiture to be a member in respect of it and shall surrender to the Company for cancellation any certificate for the forfeited shares or shares. He remains liable to pay, and shall immediately pay to the Company, all calls, interest, costs, charges and expenses owing in respect of the share at the time of forfeiture, with interest, from the time of forfeiture until payment, at such rate as may be fixed by the terms of allotment of the share or, if no rate is fixed, at the rate (not exceeding, without the sanction of the Company given by ordinary resolution, 20 per cent. per annum) as the board may decide. The board may if it thinks fit enforce payment without allowance for the value of the share at the time of forfeiture or for consideration received on disposal.

25. **Surrender**

The board may accept the surrender of a share liable to be forfeited and in that case references in the articles to forfeiture include surrender.

UNTRACED SHAREHOLDERS

26. **Power of sale**

(A) The Company may sell a share if:

(i) during a period of not less than 12 years before the date of publication of the advertisements referred to in paragraph (A)(iii) (or, if published on two different dates, the first date) (the **"relevant period"**) the Company has paid at least three cash dividends (whether interim or final);

(ii) throughout the relevant period no cheque, order or warrant sent by the Company by post in a pre-paid envelope addressed to the holder of the share, or to the person entitled by transmission to the share, at his address on the register or other last-known address given by the member or other person has been cashed, and no communication has been received by the Company from the member or person entitled by transmission (in his capacity as member or person entitled by transmission);

(iii) on expiry of the relevant period the Company has given notice of its intention to sell the share by advertisement in a leading newspaper and in a newspaper circulating in the area of the address referred to in paragraph (A)(ii);

(iv) the Company has not during a further period of three months after the date of the advertisements referred to in paragraph (A)(iii) (or the later advertisement if the advertisements are published on different dates) and before the exercise of the power of sale received a communication from the member or person entitled by transmission (in his capacity as member or person entitled by transmission); and

(v) the Company has first given notice in writing to the London Stock Exchange of its intention to sell the share.

(B) In addition to the power of sale conferred by paragraph (A), if during the relevant period or a further period ending on the date when all the requirements of paragraphs (A)(i) to (v) have been satisfied an additional share has been issued in right of that held at the beginning of, or previously so issued during, those periods and all the requirements of paragraphs (A)(i) to (v) have been satisfied in respect of the additional share, the Company is entitled to sell the additional share.

(C) To give effect to a sale pursuant to paragraphs (A) or (B), the board may authorise a person to transfer the share in the name and on behalf of the holder of, or the person entitled by

transmission to, the share to the purchaser or his nominee. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity or invalidity in the proceedings connected with the sale of the share.

27. **Application of proceeds of sale**

The Company shall account to the member or other person entitled by transmission to the share for the net proceeds of sale by carrying all amounts received on sale to a separate account. The Company is deemed to be a debtor and not a trustee in respect of those amounts for the member or other person. Amounts carried to the separate account may either be employed in the business of the Company or invested as the board may think fit. No interest is payable on those amounts and the Company is not required to account for money earned on them.

TRANSFER OF SHARES

28. **Form of transfer**

(A) A member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in another form approved by the board, and the instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee.

(B) A member may transfer all or any of his uncertificated shares in accordance with the Uncertificated Securities Regulations.

(C) The transferor of a share is deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of it.

29. **Right to refuse registration**

(A) Subject to article 67 and the requirements of the London Stock Exchange, the board may, in its absolute discretion and without giving a reason, refuse to register the transfer of a share which is not fully paid or the transfer of a certificated share on which the Company has a lien. If that share has been admitted to the Official List of the London Stock Exchange, the board may not refuse to register the transfer if this would prevent dealings in the share from taking place on an open and proper basis.

(B) Subject to article 67 and the requirements of the London Stock Exchange, the Board may also, in its absolute discretion and without giving a reason, refuse to register the transfer of a certificated share or a renunciation of a renounceable letter of allotment unless all of the following conditions are satisfied:

(i) it is in respect of only one class of shares;

(ii) it is in favour of a single transferee or renouncee or not more than four joint transferees or renouncees;

(iii) it is duly stamped (if required); and

(iv) it is delivered for registration to the office or such other place as the board may decide, accompanied by the certificate for the shares to which it relates (except in the case of a transfer by a recognised person where a certificate has not been issued, or in the case of a renunciation) and such other evidence as the board may reasonably require to prove the title of the transferor or person renouncing and the due execution by him of the transfer or renunciation or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so.

(C) If the board refuses to register the transfer of a certificated share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee. An instrument of transfer which the board refuses to register shall (except in the case of suspected fraud) be returned to the person depositing it. Subject to article 139, the Company may retain all instruments of transfer which are registered.

30. **Fees on registration**

The Company may not charge a fee for registering the transfer of a share or the renunciation of a renounceable letter of allotment or other document relating to or affecting the title to a share or the right to transfer it or for making any other entry in the register.

31. **Suspension of registration and closing of register**

Subject to the Acts and the requirements of the London Stock Exchange, the registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any year) as the board may decide and either generally or in respect of a particular class of shares.

TRANSMISSION OF SHARES

32. **On death**

(A) The Company may recognise only the personal representatives of a deceased member as having title to a share held by that member alone or to which he alone was entitled. In the case of a share held jointly by more than one person, the Company may recognise only the survivor or survivors as being entitled to it.

(B) Nothing in the articles releases the estate of a deceased member from liability in respect of a share which has been solely or jointly held by him.

33. **Election of person entitled by transmission**

(A) A person becoming entitled by transmission to a share may, on production of any evidence the board may require, elect either to be registered as a member or to have a person nominated by him registered as a member.

(B) If he elects to be registered himself, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall:

(i) if it is a certificated share, execute an instrument of transfer of the share to that person; or

(ii) if it is an uncertificated share:

(a) transfer the share to that person by means of a relevant system; or

(b) change the share to a certificated share and execute an instrument of transfer of the share to that person;

(C) All the provisions of the articles relating to the transfer of certificated shares apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer executed by the member and his death, bankruptcy or other event giving rise to a transmission of entitlement had not occurred.

(D) The board may give notice requiring a person to make the election referred to in article 33(A). If that notice is not complied with within 60 days, the board may withhold payment of all dividends and other amounts payable in respect of the share until notice of election has been made.

34. **Rights on transmission**

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share cease. The person entitled by transmission may, however, give a good discharge for dividends and other amounts payable in respect of the share and, subject to articles 33 and 122, has the rights to which he would be entitled if he were the holder of the share. The person entitled by transmission is not, however, before he is registered as the holder of the share, entitled in respect of it to receive notice of or exercise rights conferred by membership in relation to meetings of the Company or a separate meeting of the holders of a class of shares.

ALTERATION OF SHARE CAPITAL

35. **Increase, consolidation, sub-division and cancellation**

The Company may by ordinary resolution:

(i) increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(iii) subject to the Acts, sub-divide all or any of its shares into shares of a smaller amount and may by the resolution decide that the shares resulting from the sub-division have amongst themselves a preference or other advantage or be subject to a restriction; and

(iv) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by a person and diminish the amount of its share capital by the amount of the shares so cancelled.

36. **Fractions**

If, as the result of consolidation and division or sub-division of shares, members become entitled to fractions of a share, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, the board may:

(i) sell fractions of a share to a person (including, subject to the Acts, to the Company) for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion amongst the persons entitled (except that if the amount due to a person is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company). To give effect to a sale the board may authorise a person to transfer the shares to the purchaser or his nominee and may cause the name of the purchaser or his nominee to be entered in the register as the holder of the shares. The purchaser is not bound to see to the application of the purchase money and the title of the transferee to the shares is not affected by an irregularity or invalidity in the proceedings connected with the sale; or

(ii) subject to the Acts, issue to a member credited as fully-paid by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following consolidation and division or sub-division, leaves a whole number of shares (such issue being deemed to have been effected immediately before consolidation or sub-division, as the case may be). The amount required to pay up those shares may be capitalised as the board thinks fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares. A resolution of the board capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company pursuant to article 129. In relation to the capitalisation the board may exercise all the powers conferred on it by article 129 without an ordinary resolution of the Company.

37. **Reduction of capital**

Subject to the Acts and to the rights attached to existing shares, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

38. **Purchase of own shares**

Subject to the Acts, the Company may purchase shares of any class (including redeemable shares) in its own capital in any way. If at the date proposed for approval of the proposed purchase there are in issue shares of a class entitling the holders to convert into shares of another class, no purchase may take place unless it has been sanctioned by an extraordinary resolution passed at a separate meeting (or meetings if there are two or more classes) of the holders of that class of convertible shares.

GENERAL MEETINGS

39. **Annual general meeting**

The Company shall hold annual general meetings, which shall be convened by the board, in accordance with the Acts.

40. **Extraordinary general meeting**

All general meetings of the Company other than annual general meetings are called extraordinary general meetings.

41. **Convening of extraordinary general meetings**

The board may convene an extraordinary general meeting whenever it thinks fit. The board must convene an extraordinary general meeting immediately on receipt of a requisition from members in accordance with the Acts and in default a meeting may be convened by requisitionists as provided in the Acts. At a meeting convened on a requisition or by requisitionists no business may be transacted except that stated by the requisition or proposed by the board. An extraordinary general meeting may also be convened in accordance with article 92.

42. **Length and form of notice**

(A) An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 clear days' notice. All other extraordinary general meetings shall be called by not less than 14 clear days' notice.

(B) Subject to the Acts, and although called by shorter notice than that specified in paragraph (A), a general meeting is deemed to have been duly called if it is so agreed:

(i) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(ii) in the case of another meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

(C) The notice of meeting shall specify:

(i) whether the meeting is an annual general meeting or an extraordinary general meeting;

(ii) the place, the date and the time of the meeting;

(iii) in the case of special business, the general nature of that business;

(iv) if the meeting is convened to consider a special or an extraordinary resolution, the intention to propose the resolution as such; and

(v) with reasonable prominence, that a member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

(D) The notice of meeting shall be given to the members (other than any who, under the provisions of the articles or the terms of issue of shares, are not entitled to receive notice), to the directors and to the auditors.

43. **Omission to send notice**

The accidental omission to send a notice of meeting or, in cases where it is sent out with the notice, an instrument of proxy to, or the non-receipt of either by, a person entitled to receive it does not invalidate the proceedings at a general meeting.

44. **Special business**

All business transacted at a general meeting is deemed special except the following business at an annual general meeting:

(i) the receipt and consideration of the annual accounts, the directors' report and auditors' report on those accounts;

(ii) the appointment of directors and other officers in place of those retiring by rotation or otherwise ceasing to hold office;

(iii) the declaration of dividends; and

(iv) the appointment of the auditors (when special notice of the resolution for

appointment is not required by the Acts) and the fixing, or determination of the manner of the fixing, of their remuneration.

PROCEEDINGS AT GENERAL MEETINGS

45. **Quorum**

(A) No business may be transacted at a general meeting unless a quorum is present. The absence of a quorum does not prevent the appointment of a chairman in accordance with the articles, which is not treated as part of the business of the meeting.

(B) The quorum for a general meeting is for all purposes two members present in person or by proxy and entitled to vote.

46. **Procedure if quorum not present**

(A) If a quorum is not present within thirty minutes from the time fixed for the start of the meeting, the meeting, if convened by or on the requisition of members, is dissolved. In any other case it stands adjourned to such time (being not less than 14 days nor more than 28 days later) and place as the chairman (or, in default, the board) decides.

(B) At an adjourned meeting the quorum is two members present in person or by proxy and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting is dissolved.

(C) The Company shall give not less than seven clear days' notice of any meeting adjourned for the lack of a quorum and the notice shall state the quorum requirement.

47. **Chairman**

The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at a general meeting. If there is no chairman or deputy chairman, or if at a meeting neither is present within fifteen minutes after the time fixed for the start of the meeting, or neither is willing to act, the directors present shall select one of their number to be chairman. If only one director is present and willing to act, he shall be chairman. In default, the members present in person and entitled to vote shall choose one of their number to be chairman.

48. **Director's right to attend and speak**

A director is entitled to attend and speak at a general meeting and at a separate meeting of the holders of a class of shares or debentures whether or not he is a member.

49. **Power to adjourn**

(A) The chairman may, with the consent of a meeting at which a quorum is present (and shall, if so directed by the meeting), adjourn a meeting from time to time and from place to place or for an indefinite period.

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law, the chairman may, without the consent of the meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if he decides that it has become necessary to do so in order to (i) secure the proper and orderly conduct of the meeting; or (ii) give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or (iii) ensure that the business of the meeting is properly disposed of.

50. **Notice of adjourned meeting**

Without prejudice to article 46(C), whenever a meeting is adjourned for 28 days or more or for an indefinite period, at least seven clear days' notice specifying the place, date and time of the adjourned meeting and the general nature of the business to be transacted shall be given to the members (other than any who, under the provisions of the articles or the terms of issue of the shares, are not entitled to receive notice), the directors and the auditors. Except in these circumstances, and subject to article 46(C), it is not necessary to give notice of an adjourned meeting or of the business to be transacted at the adjourned meeting.

51. **Business at adjourned meeting**

No business may be transacted at an adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

52. **Accommodation of members at meeting**

If it appears to the chairman that the meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting is duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to (i) participate in the business for which the meeting has been convened; and (ii) hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and (iii) be heard and seen by all other persons present in the same way.

53. **Security**

The board may make any arrangement and impose any restriction it considers appropriate to ensure the security of a meeting including, without limitation, the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place. The board is entitled to refuse entry to a meeting to a person who refuses to comply with these arrangements or restrictions.

VOTING

54. **Method of voting**

(A) At a general meeting, a resolution put to the vote of the meeting is decided by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is duly demanded.

(B) Subject to the Acts, a poll may be demanded on any question by:

(i) the chairman of the meeting;

(ii) not less than five members present in person or by proxy and entitled to vote;

(iii) a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a proxy is deemed to be a demand by the member appointing the proxy.

(C) Unless a poll is demanded and the demand is not withdrawn, a declaration by the chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

55. **Procedure on a poll**

(A) If a poll is properly demanded, it shall be taken in such manner as the chairman directs. He may appoint scrutineers, who need not be members, and may fix a time and place for declaring the result of the poll. The result of the poll is deemed to be the resolution of the meeting at which the poll is demanded.

) A poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting and without adjournment. A poll demanded on another question shall be taken at such time and place as the chairman decides, either at once or after an interval or adjournment (but not more than 30 clear days after the date of the demand).

) No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

)) The demand for a poll may be withdrawn but only with the consent of the chairman. A demand withdrawn in this way validates the result of a show of hands declared before the demand is made. In the case of a poll demanded before the declaration of the result of a show of hands, the meeting shall continue as if the demand has not been made.

E) The demand for a poll (other than on the election of the chairman or on a question of adjournment) does not prevent the meeting continuing for the transaction of business other than the question on which a poll has been demanded.

F) On a poll, votes may be given in person or by proxy and a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

16. **Votes of members**

A) Subject to special terms as to voting on which shares have been issued, or a suspension or abrogation of voting rights pursuant to the articles, at a general meeting every member present in person has on a show of hands one vote and every member present in person or by proxy has on a poll one vote for every ordinary share of which he is the holder.

(B) In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and seniority is determined by the order in which the names of the holders stand in the register.

(C) A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court. A guardian, receiver, curator bonis or other person may, on a poll, vote by proxy if evidence (to the satisfaction of the board) of the authority of the person claiming to exercise the right to vote is deposited at the office (or at another place specified in accordance with the articles for the deposit of instruments of proxy) within the time limits prescribed by the articles for the deposit of instruments of proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised.

57. **Casting vote**

In the case of an equality of votes the chairman has, on a show of hands and on a poll, a casting vote in addition to a vote to which he is entitled as a member.

58. **Restriction on voting rights for unpaid calls etc.**

Unless the board otherwise decides, no member is entitled in respect of a share held by him to be present or to vote, either in person or by proxy, at a general meeting or at a separate meeting of the holders of class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll, if a call or other amount due and payable in respect of the share is unpaid. This restriction ceases on payment of the amount outstanding and all costs, charges and expenses incurred by the Company by reason of the non-payment.

59. **Voting by proxy**

(A) An instrument appointing a proxy shall be in writing in any usual form (or in another form approved by the board) executed by the appointor or his duly constituted attorney or, if the appointor is a company, under its seal or under the hand of its duly authorised officer or attorney or other person authorised to sign.

(B) An instrument of proxy is deemed (unless the contrary is stated in it) to confer authority to demand or join in demanding a poll and to vote on a resolution or amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given, as the proxy thinks fit.

(C) A proxy need not be a member.

(D) A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share.

(E) Deposit of an instrument of proxy does not prevent a member attending and voting in person at the meeting or an adjournment of the meeting or on a poll.

(F) An instrument of proxy is (unless the contrary is stated in it) valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates. An instrument of proxy is valid for 12 months from the date of execution.

(G) Subject to the Acts and the requirements of the London Stock Exchange, the Company may send an instrument of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting. If sent the instrument shall provide for two-way voting (without *prejudice to a right to abstain) on all resolutions set out in the notice of meeting.*

60. **Deposit of proxy**

An instrument of proxy, and (if required by the board) a power of attorney or other authority under which it is executed or a copy of it notarially certified or certified in some other way approved by the board, shall be:

(i) deposited at the office, or another place in the United Kingdom specified in the notice convening the meeting or in an instrument of proxy or other accompanying document sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the instrument proposes to vote;

(ii) in the case of a meeting adjourned for less than 28 days but more than 48 hours or in the case of a poll taken more than 48 hours after it is demanded, deposited as required by paragraph (i) not less than 24 hours before the time appointed for the holding of the adjourned meeting or the taking of the poll; or

(iii) in the case of a meeting adjourned for less than 48 hours or in the case of a poll not taken immediately but taken not more than 48 hours after it was demanded, delivered at the adjourned meeting or at the meeting at which the poll was demanded to the chairman or to the secretary or to a director.

An instrument of proxy not deposited or delivered in accordance with this article is invalid.

61. **When votes by proxy valid though authority revoked**

A vote given or poll demanded by a proxy or authorised representative of a company is valid despite termination of his authority unless notice of termination is received by the Company at the office (or other place specified for depositing the instrument of proxy) at least three hours before the time for holding the meeting or adjourned meeting at which the vote is given or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

CORPORATE REPRESENTATIVE

62. A company which is a member may, by resolution of its directors or other governing body, authorise a person to act as its representative at a meeting or at a separate meeting of the holders of a class of shares (the "representative"). The representative is entitled to exercise on behalf of the company those powers that the company could exercise if it were an individual member. The company is for the purposes of the articles deemed to be present in person at a meeting if the representative is present. All references to attendance and voting in person shall be construed accordingly. A director, the secretary or other person authorised for the purpose by the secretary may require the representative to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers.

OBJECTIONS TO AND ERROR IN VOTING

63. No objection may be made to the qualification of a voter or to the counting of, or failure to count, a vote, except at the meeting or adjourned meeting at which the vote objected to is tendered or at which the error occurs. An objection properly made shall be referred to the chairman and only invalidates the result of the voting if, in the opinion of the chairman, it is of sufficient magnitude to affect the decision of the meeting. The decision of the chairman is conclusive and binding on all concerned.

AMENDMENTS TO RESOLUTIONS

64. If an amendment proposed to a resolution under consideration is ruled out of order by the chairman the proceedings on the substantive resolution are not invalidated by an error in his ruling.

MEMBERS' WRITTEN RESOLUTIONS

65. A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present is as effective as if it had been passed at a general meeting duly convened and held. The resolution in writing may consist of several instruments in the same form each duly executed by or on behalf of one or more members. If the resolution in writing is described as a special resolution or as an extraordinary resolution, it has effect accordingly.

CLASS MEETINGS

66. A separate meeting for the holders of a class of shares shall be convened and conducted as nearly as possible in the same way as an extraordinary general meeting, except that:

(i) no member, other than a director, is entitled to notice of it or to attend unless he is a holder of shares of that class;

(ii) no vote may be given except in respect of a share of that class;

(iii) the quorum at the meeting is two persons present in person holding or representing by proxy at least one-third in nominal value of the issued shares of that class;

(iv) the quorum at an adjourned meeting is two persons holding shares of that class who are present in person or by proxy; and

(v) a poll may be demanded in writing by a member present in person or by proxy and entitled to vote at the meeting and on a poll each member has one vote for every share of that class of which he is the holder.

FAILURE TO DISCLOSE INTERESTS IN SHARES

67.

(A) Where notice is served by the Company under section 212 of the Act (a "section 212 notice") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "default shares", which expression includes any shares issued after the date of the section 212 notice in respect of those shares) to give the Company the information required within the prescribed period from the date of the section 212 notice, the following sanctions apply, unless the board otherwise decides:

(i) the member is not entitled in respect of the default shares to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll; and

(ii) where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class:

(a) a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member is not entitled to elect, pursuant to article 128, to receive shares instead of a dividend; and

(b) no transfer of any certificated default shares shall be registered unless the transfer is an excepted transfer or:

(1) the member is not himself in default in supplying the information required; and

(2) the member proves to the satisfaction of the board that no person in default in supplying the information required is interested in any of the shares the subject of the transfer.

(B) For the purpose of enforcing the sanction in paragraph (A)(ii)(b), the board may give notice to the member requiring the member to change default shares held in uncertificated form to certificated form by the time stated in the notice. The notice may also state that the member may not change any default shares held in certificated form to uncertificated form. If the member does not comply with the notice, the board may authorise a person to change default shares held in uncertificated form to certificated form in the name and on behalf of the member.

(C) The sanctions under paragraph (A) cease to apply seven days after the earlier of:

(i) receipt by the Company of notice of an excepted transfer, but only in relation to

the shares transferred; and

(ii) receipt by the Company, in a form satisfactory to the board, of all the information required by the section 212 notice.

(D) Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 212 notice to another person, it shall at the same time send a copy of the section 212 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of paragraphs (A) or (B).

(E) For the purposes of this article 67:

(i) a person, other than the member holding a share, is treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, pursuant to a section 212 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested;

(ii) "interested" is construed as it is for the purpose of section 212 of the Act;

(iii) reference to a person having failed to give the Company the information required by a section 212 notice, or being in default in supplying such information, includes (a) reference to his having failed or refused to give all or any part of it; and (b) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(iv) the "prescribed period" means 14 days; and

(v) an "excepted transfer" means, in relation to shares held by a member:

(a) a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 428(1) of the Act); or

(b) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or another stock exchange outside the United Kingdom on which shares in the capital of the Company are normally traded; or

(c) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(F) The provisions of this article are in addition and without prejudice to the provisions of the Acts.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

68. **Number of directors**

Unless and until otherwise decided by the Company by ordinary resolution the number of directors is not subject to a maximum but must not be less than two.

69. **Power of the Company to appoint directors**

Subject to the articles, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed a maximum number fixed in accordance with the articles.

70. **Power of the board to appoint directors**

Without prejudice to the power of the Company to appoint a person to be a director pursuant to the articles, the board may appoint a person who is willing to act as a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed a maximum number fixed in accordance with the articles. A director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during the meeting. He is not required, and is not taken into account in determining the number of directors who are, to retire by rotation at the meeting.

71. **Appointment of executive directors**

Subject to the Acts, the board may appoint one or more of its body to hold employment or executive office (including that of managing director) with the Company for such term (subject to the Acts) and on any other conditions the board thinks fit. The board may revoke or terminate an appointment, without prejudice to a claim for damages for breach of contract.

72. **Eligibility of new directors**

(A) No person other than a director retiring (by rotation or otherwise) may be appointed or reappointed a director at a general meeting unless:

(i) he is recommended by the board; or

(ii) not less than seven nor more than 42 days before the date fixed for the meeting, notice has been given to the Company by a member (other than the person to be proposed) qualified to vote at the meeting of the intention to propose that person for appointment or reappointment. The notice shall (a) state the particulars which would, if the proposed director were appointed or reappointed, be required to be included in the Company's register of directors; (b) be accompanied by notice

given by the proposed director of his willingness to be appointed or reappointed; and (c) be lodged at the office.

(B) A director need not be a member.

73. **Voting on resolution for appointment**

A resolution for the appointment of two or more persons as directors by a single resolution is void unless an ordinary resolution that the resolution for appointment is proposed in this way has first been agreed to by the meeting without a vote being given against it.

74. **Retirement by rotation**

At each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third, shall retire from office. If there are fewer than three directors who are subject to retirement by rotation, one shall retire from office.

75. **Directors subject to retirement**

Subject to the Acts and the articles, the directors to retire by rotation at an annual general meeting include, so far as necessary to obtain the number required, first, a director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment. As between two or more who have been in office an equal length of time, the director to retire shall, in default of agreement between them, be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined on the basis of the composition of the board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the directors after that time but before the close of the meeting.

76. **Position of retiring director**

A director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be reappointed. If he is not reappointed or deemed reappointed, he may retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

77. **Deemed reappointment**

At a general meeting at which a director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring director is, if willing, deemed reappointed unless it is expressly resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

78. **No retirement on account of age**

No person is incapable of being appointed a director by reason of his having reached the age of 70 or another age. Special notice is not required in connection with the appointment or the approval of the appointment of such person. No director is required to vacate his office because he has reached the age of 70 or another age and section 293 of the Act does not apply to the Company. Where a general meeting is convened at which, to the knowledge of the board, a director is to be proposed for appointment or reappointment who is at the date of the meeting 70 or more, the board shall give notice of his age in the notice convening the meeting or in a document accompanying the notice, but the accidental omission to do so does not invalidate proceedings or an appointment or reappointment of that director at that meeting.

79. **Removal by ordinary resolution**

In addition to any power of removal conferred by the Acts, the Company may by ordinary resolution remove a director before the expiration of his period of office (without prejudice to a claim for damages for breach of contract) and may (subject to the articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. A person appointed in this way is treated, for the purposes of determining the time at which he or another director is to retire, as if he had become a director on the date on which the person in whose place he is appointed was last appointed or reappointed a director.

80. **Vacation of office by director**

(A) Without prejudice to the provisions for retirement (by rotation or otherwise) contained in the articles, the office of a director is vacated if:

(i) he resigns by notice delivered to the secretary at the office or tendered at a board meeting;

(ii) he ceases to be a director by virtue of a provision of the Acts, is removed from office pursuant to the articles or becomes prohibited by law from being a director;

(iii) he becomes bankrupt, has an interim receiving order made against him, makes an arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(iv) an order is made by a court of competent jurisdiction on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian, receiver, curator bonis or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the board resolves that his office be vacated;

(v) both he and his alternate director appointed pursuant to the provisions of the articles (if any) are absent, without the permission of the board, from board meetings for six consecutive months and the board resolves that his office be vacated; or

(vi) he is removed from office by notice addressed to him at his last-known address and signed by all his co-directors (without prejudice to a claim for damages for breach of contract).

(B) A resolution of the board declaring a director to have vacated office under the terms of this article is conclusive as to the fact and grounds of vacation stated in the resolution.

ALTERNATE DIRECTORS

81. **Appointment**

(A) A director (other than an alternate director) may by notice delivered to the secretary at the office, or in any other manner approved by the board, appoint as his alternate director:

(i) another director; or

(ii) another person approved by the board and willing to act.

No appointment of an alternate director who is not already a director is effective until his consent to act as a director in the form prescribed by the Acts has been received at the office.

(B) An alternate director need not be a member and is not counted in reckoning the number of directors for the purpose of article 68.

82. **Revocation of appointment**

A director may by notice delivered to the secretary at the office revoke the appointment of his alternate director and, subject to the provisions of article 81, appoint another person in his place. If a director ceases to hold the office of director or if he dies, the appointment of his alternate director automatically ceases. If a director retires but is reappointed at the meeting at which his retirement takes effect, a valid appointment of an alternate director which was in force immediately before his retirement continues to operate after his reappointment as if he has not retired. The appointment of an alternate director ceases on the happening of an event which, if he were a director otherwise appointed, would cause him to vacate office.

83. **Participation in board meetings**

An alternate director is, if he gives the Company an address in the United Kingdom at which notices may be served on him, entitled to receive notice of all meetings of the board and all committees of the board of which his appointor is a member and, in the absence from those meetings of his appointor, to attend and vote at the meetings and to exercise all the powers, rights, duties and authorities of his appointor. A director acting as alternate director has a separate vote at meetings of the board and committees of the board for each director for whom he acts as alternate director but he counts as only one for the purpose of determining whether a quorum is present.

84. **Responsibility**

A person acting as an alternate director is an officer of the Company, is alone responsible to the Company for his acts and defaults, and is not deemed to be the agent of his appointor.

REMUNERATION, EXPENSES AND PENSIONS

85. **Directors' fees**

Unless otherwise decided by the Company by ordinary resolution, the Company shall pay to the directors (but not alternate directors) for their services as directors such amount of aggregate fees as the board decides (not exceeding £200,000 per annum or such larger amount as the Company may by ordinary resolution decide). The aggregate fees shall be divided among the directors in such proportions as the board decides or, if no decision is made, equally. A fee payable to a director pursuant to this article is distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of the articles and accrues from day to day.

86. **Additional remuneration**

A director who, at the request of the board, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the board may decide.

87. **Expenses**

A director is entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in the performance of his duties as director, including expenses incurred in attending meetings of the board or of committees of the board or general meetings or separate meetings of the holders of a class of shares or debentures.

88. Remuneration and expenses of alternate directors

An alternate director is not entitled to a fee from the Company for his services as an alternate director. The fee payable to an alternate director is payable out of the fee payable to his appointor and consists of such portion (if any) of the fee as he agrees with his appointor. The Company shall, however, repay to an alternate director expenses incurred by him in the performance of his duties if the Company would have been required to repay the expenses to him under article 87 had he been a director.

89. Directors' pensions and other benefits

(A) The board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a director of (i) the Company; or (ii) a company which is or was a subsidiary undertaking of the Company; or (iii) a company which is or was allied to or associated with the Company or a subsidiary undertaking of the Company; or (iv) a predecessor in business of the Company or of a subsidiary undertaking of the Company (and for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). For this purpose the board may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums. The board may arrange for this to be done by the Company alone or in conjunction with another person.

(B) A director or former director is entitled to receive and retain for his own benefit a pension or other benefit provided under paragraph (A) and is not obliged to account for it to the Company.

90. Remuneration of executive director

The salary or remuneration of a director appointed to hold employment or executive office in accordance with the articles may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the board, and may be in addition to or instead of a fee payable to him for his services as director pursuant to the articles.

POWERS AND DUTIES OF THE BOARD

91. Powers of the board

Subject to the Acts, the memorandum of association of the Company and the articles and to directions given by special resolution of the Company, the business of the Company is managed by the board which may exercise all the powers of the Company whether relating to the management of the business or not. No alteration of the memorandum of association or of the articles and no direction given by the Company invalidate a prior act of the board which would have been valid if the alteration had not been made or the direction had not been given. The provisions of the articles giving specific powers to the board do not limit

the general powers given by this article.

92. **Powers of directors being less than minimum required number**

If the number of directors is less than the minimum prescribed by the articles or decided by the Company by ordinary resolution, the remaining director or directors may act only for the purposes of appointing an additional director or directors to make up that minimum or convening a general meeting of the Company for the purpose of making such appointment. If no director or directors is or are able or willing to act, two members may convene a general meeting for the purpose of appointing directors. An additional director appointed in this way holds office (subject to the articles) only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during the meeting.

93. **Powers of executive directors**

The board may delegate to a director holding executive office (including a managing director) any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit. In particular, the board may grant the power to sub-delegate, and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the director. The board may at any time revoke the delegation or alter its terms and conditions.

94. **Delegation to committees**

The board may delegate any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit to a committee consisting of one or more directors and (if thought fit) one or more other persons. In particular, the board may grant the power to sub-delegate, and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the committee. The board may at any time revoke the delegation or alter its terms and conditions or discharge the committee in whole or in part. Where a provision of the articles refers to the exercise of a power, authority or discretion by the board and that power, authority or discretion has been delegated by the board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

95. **Local management**

The board may establish local or divisional boards or agencies for managing the affairs of the Company in a specified locality, either in the United Kingdom or elsewhere, and may appoint persons to be members of a local or divisional board or agency, and may fix their remuneration. The board may delegate to a local or divisional board or agency any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit. In particular, the board may grant the power to sub-delegate, may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the local or divisional board or agency and may authorise the members of a local or divisional board or agency (or any of them) to fill a vacancy or to act despite a vacancy. The board may at any time revoke or alter the terms and conditions of the appointment or delegation. Subject to terms and conditions imposed by the board, the proceedings of a local or divisional board or agency with two or more members are governed by those articles that regulate the proceedings of the board, so far as applicable.

96. **Power of attorney**

The board may by power of attorney or otherwise appoint a person to be the agent of the Company and may delegate to that person any of its powers, authorities and discretions for such purposes, for such time and on such terms and conditions (including as to remuneration) as it thinks fit. In particular, the board may grant the power to sub-delegate and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the agent. The board may at any time revoke or alter the terms and conditions of the appointment or delegation.

97. **Associate directors**

The board may appoint a person (not being a director) to an office or employment having a designation or title including the word "director" or attach to an existing office or employment that designation or title and may terminate the appointment or use of that designation or title. The inclusion of the word "director" in the designation or title of an office or employment does not imply that the person is, or is deemed to be, or is empowered to act as, a director for any of the purposes of the Acts or the articles.

98. **Exercise of voting powers**

Subject to article 101, the board may exercise or cause to be exercised the voting powers conferred by shares in the capital of another company held or owned by the Company, or a power of appointment to be exercised by the Company, in any manner it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of a director as an officer or employee of that company or in favour of the payment of remuneration to the officers or employees of that company).

99. *Provision for employees*

The board may exercise the powers conferred on the Company by the Acts to make provision for the benefit of a person employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family, including a spouse or former spouse, or any person who is or was dependent on him) in connection with the cessation or the transfer to a person of the whole or part of the undertaking of the Company or the subsidiary undertaking.

100. **Registers**

Subject to the Acts, the board may exercise the powers conferred on the Company with regard to the keeping of an overseas, local or other register and may make and vary regulations as it thinks fit concerning the keeping of a register.

101. **Borrowing powers**

(A) The board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures and other securities. The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries so as to secure (as regards subsidiaries so far as by such exercise they can secure) that, save with the previous sanction of an ordinary resolution, no money shall be borrowed if the aggregate principal amount (including any premium payable on final repayment) outstanding of all monies borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group) then exceeds or would as a result of such borrowing exceed an amount equal to three times the aggregate of:

(i) the amount paid up (or credited as paid up) on the share capital of the Company; and

(ii) the amount standing to the credit of the reserves of the Group (including any share premium account, capital redemption reserve and balance (deducting any negative balance) on the consolidated profit and loss account) but deducting any amounts attributable to goodwill and other intangible assets;

all as shown in the then latest audited consolidated balance sheet of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of its latest audited balance sheet (including in particular, but without limitation any increase in share capital and share premium account resulting from the implementation of the Restructuring Proposals as the term is defined in a Circular to the shareholders of the Company dated 11 April 1995).

(B) For the purposes of this article:

(i) the amount outstanding in respect of acceptances by any member of the Group or by any bank or accepting house under any acceptance credit opened on behalf of any member of the Group (not being acceptances in relation to the purchase of goods in the ordinary course of business) shall be taken into account as monies borrowed;

(ii) monies borrowed for the purpose of repaying the whole or any part of any monies previously borrowed and then outstanding (including any premium payable on final repayment thereof) and applied for that purpose within four months of such borrowing shall not, pending such application, be taken into account as monies borrowed; and

(iii) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as monies borrowed by the member of the Group issuing the same.

(C) No debt incurred or security given in respect of monies borrowed or to be taken into account as monies borrowed in excess of the aforesaid limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed has been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

102. **Register of charges**

The Company shall keep a register of charges in accordance with the Acts and the fee to be paid by a person other than a creditor or member for each inspection of the register of charges is the maximum sum prescribed by the Acts or, failing which, shall be decided by the board.

DIRECTORS' INTERESTS

103.

(A) Subject to the Acts and paragraph (B), a director, notwithstanding his office:

(i) may enter into or otherwise be interested in a contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested either in connection with his tenure of an office or place of profit or as seller, buyer or otherwise;

(ii) may hold another office or place of profit with the Company (except that of auditor

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he is interested (directly or indirectly) and whether as an officer, shareholder, creditor or otherwise (a "relevant company"), if he is not the holder of or beneficially interested in one per cent. or more of the capital of the relevant company. For the purposes of this paragraph (iv):

(a) a director is deemed to have an interest in one per cent. or more of the capital of a relevant company if (directly or indirectly) he is the holder of or beneficially interested in one per cent. or more of a class of equity share capital of the relevant company or of the voting rights available to members of the relevant company or if he can cause one per cent. or more of those voting rights to be cast at his direction;

(b) shares held by a director as bare or custodian trustee and in which he has no beneficial interest, shares comprised in a trust in which the director's interest is in reversion or is in remainder (if and so long as another person is entitled to receive the income from the trust) and shares comprised in an authorised unit trust scheme in which the director is interested only as a unit holder are disregarded; and

(c) where a director is deemed for the purposes of this paragraph (iv) to be interested in one per cent. or more in the capital of a relevant company and that relevant company is materially interested in a contract, the director is also deemed to be materially interested in that contract;

(v) a contract, arrangement, transaction or proposal concerning the adoption, modification or operation of a pension, superannuation or similar scheme or retirement, death or disability benefits scheme or personal pension plan or employees' share scheme under which he may benefit and which either (a) has been approved by or is subject to and conditional on approval by the Inland Revenue for taxation purposes; or (b) relates to both employees and directors of the Company (or any of its subsidiary undertakings) and does not accord to a director as such a privilege or advantage not accorded to the employees to whom the scheme or fund relates;

(vi) a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which he may benefit.

(D) A director may not vote or be counted in the quorum on a resolution of the board or

committee of the board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or a company in which the Company is interested, such proposals shall be divided and a separate resolution considered in relation to each director. In such case each of the directors concerned (if not otherwise debarred from voting under this article) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(E) If a question arises at a meeting as to the materiality of a director's interest (other than the interest of the chairman of the meeting) or as to the entitlement of a director (other than the chairman) to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be referred to the chairman and his ruling in relation to the director concerned is conclusive and binding on all concerned.

(F) If a question arises at a meeting as to the materiality of the interest of the chairman of the meeting or as to the entitlement of the chairman to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the directors or committee members present at the meeting (excluding the chairman) whose majority vote is conclusive and binding on all concerned.

(G) Subject to the Acts, the Company may by ordinary resolution suspend or relax the provisions of this article either generally or in respect of a particular matter or ratify any transaction not authorised by reason of a contravention of this article.

(H) For the purposes of this article, the interest of a person who is for the purposes of the Acts connected with (within the meaning of section 346 of the Act) a director is treated as the interest of the director and, in relation to an alternate director, the interest of his appointor shall be treated as the interest of the alternate director in addition to an interest which the alternate director otherwise has. This article applies to an alternate director as if he were a director otherwise appointed.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

104. Board meetings

Subject to the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

105. **Notice of board meetings**

A director may, and the secretary at the request of a director shall, summon a board meeting at any time. Notice of a board meeting is deemed to be duly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last-known address or another address given by him to the Company for that purpose. A director may waive the requirement that notice be given to him of a board meeting, either prospectively or retrospectively. A director absent or intending to be absent from the United Kingdom may request that notices of board meetings during his absence be sent in writing to him at an address given by him to the Company for that purpose. If no request is made it is not necessary to give notice of a board meeting to a director who is absent from the United Kingdom.

106. **Quorum**

The quorum necessary for the transaction of business may be decided by the board and until otherwise decided is two directors present in person or by alternate director. A duly convened meeting of the board at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the board.

107. **Chairman of board**

The board may appoint one of its body as chairman to preside at every board meeting at which he is present and one or more deputy chairmen and decide the period for which he is or they are to hold office (and may at any time remove him or them from office). If no chairman or deputy chairman is elected, or if at a meeting neither the chairman nor a deputy chairman is present within five minutes of the time fixed for the start of the meeting, the directors and alternate directors (in the absence of their appointors) present shall choose one of their number to be chairman. If two or more deputy chairmen are present, the senior of them shall act as chairman, seniority being determined by length of office since their last appointment or reappointment. As between two or more who have held office for an equal length of time, the deputy chairman to act as chairman shall be decided by those directors and alternate directors (in the absence of their appointors) present. A chairman or deputy chairman may hold executive office or employment with the Company.

108. **Voting**

Questions arising at a meeting of the board are determined by a majority of votes. In case of an equality of votes the chairman has a second or casting vote.

109. **Participation by telephone**

A director or his alternate director may participate in a meeting of the board or a committee of the board through the medium of conference telephone or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting and is counted in a quorum and entitled to vote. Subject to the Acts, all business transacted in this way by the board or a committee of the board is for the purposes of the articles deemed to be validly and effectively transacted at a meeting of the board or a committee of the board although fewer than two directors or alternate directors are physically present at the same place. The meeting is deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

110. **Resolution in writing**

A resolution in writing executed by all directors for the time being entitled to receive notice of a board meeting and not being less than a quorum or by all members of a committee of the board is as valid and effective for all purposes as a resolution passed at a meeting of the board (or committee, as the case may be). The resolution in writing may consist of several documents in the same form each executed by one or more of the directors or members of the relevant committee. The resolution in writing need not be signed by an alternate director if it is signed by his appointor and a resolution signed by an alternate director need not be signed by his appointor.

111. **Proceedings of committees**

(A) Proceedings of committees of the board shall be conducted in accordance with regulations prescribed by the board (if any). Subject to those regulations and article 111(B), proceedings shall be conducted in accordance with applicable provisions of the articles regulating the proceedings of the board.

(B) Where the board resolves to delegate any of its powers, authorities and discretions to a committee and that resolution states that the committee shall consist of any one or more unnamed directors, it is not necessary to give notice of a meeting of that committee to directors other than the director or directors who form the committee.

112. **Minutes of proceedings**

(A) The board shall cause minutes to be made in books kept for the purpose of:

(i) all appointments of officers and committees made by the board and of any remuneration fixed by the board; and

(ii) the names of directors present at every meeting of the board, committees of the board, the Company or the holders of a class of shares or debentures, and all

orders, resolutions and proceedings of such meetings.

(B) If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are receivable as prima facie evidence of the matters stated in them.

113. **Validity of proceedings of board or committee**

All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director, alternate director or member of a committee are, notwithstanding that it is afterwards discovered that there was a defect in the appointment of a person or persons acting, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a director, alternate director or member of a committee and entitled to vote.

SECRETARY AND AUTHENTICATION OF DOCUMENTS

114. **Secretary**

(A) Subject to the Acts, the board shall appoint a secretary or joint secretaries and may appoint one or more persons to be an assistant or deputy secretary on such terms and conditions (including remuneration) as it thinks fit. The board may remove a person appointed pursuant to this article from office and appoint another or others in his place.

(B) Any provision of the Acts or of the articles requiring or authorising a thing to be done by or to a director and the secretary is not satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary.

115. **Authentication of documents**

A director or the secretary or another person appointed by the board for the purpose may authenticate documents affecting the constitution of the Company (including the memorandum of association and the articles) and resolutions passed by the Company or holders of a class of shares or the board or a committee of the board and books, records, documents and accounts relating to the business of the Company, and to certify copies or extracts as true copies or extracts.

SEALS

116. **Safe custody**

The board shall provide for the safe custody of every seal.

117. **Application of seals**

A seal may be used only by the authority of a resolution of the board or of a committee of the board. The board may decide who will sign an instrument to which a seal is affixed (or, in the case of a share certificate, on which the seal may be printed) either generally or in relation to a particular instrument or type of instrument. The board may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical means. Unless otherwise decided by the board:

(i) share certificates and certificates issued in respect of debentures or other securities (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or other means or may be printed; and

(ii) every other instrument to which a seal is affixed shall be signed by one director and by the secretary or a second director.

118. **Official seal for use abroad**

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad, and those powers shall be vested in the board.

DIVIDENDS AND OTHER PAYMENTS

119. **Declaration of dividends**

Subject to the Acts and the articles, the Company may by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interests, but no dividend may exceed the amount recommended by the board.

120. **Interim dividends**

Subject to the Acts, the board may declare and pay such interim dividends (including a dividend payable at a fixed rate) as appear to it to be justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which rank after shares conferring preferred rights with regard to dividend as well as on shares with preferred rights, unless at the time of payment a preferential dividend is in arrear. If the board acts in good faith, it does not incur any liability to the holders of shares conferring preferred rights for a loss they may suffer by the lawful payment of an interim dividend on shares ranking after those with preferred rights.

121. **Entitlement to dividends**

Except as otherwise provided by the rights attached to shares, a dividend shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid, but no amount paid up on a share in advance of a call may be treated for the purpose of this article as paid up on the share. Dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

122. **Method of payment**

(A) The Company may pay a dividend, interest or another amount payable in respect of a share:

(i) in cash;

(ii) by cheque, dividend warrant or money order;

(iii) by a bank or other funds transfer system;

(iv) by means of a relevant system in respect of an uncertificated share if the board decides and the person entitled to payment has in writing authorised the payment to be made by means of that system; or

(v) by such other method as the holder or joint holders of the share in respect of which the payment is made (or the person or persons entitled by transmission to the share) may in writing direct.

Any joint holder or other person jointly entitled to a share may give an effective receipt for a dividend, interest or other amount paid in respect of the share.

(B) The Company may send a cheque, warrant or order by post (i) in the case of a sole holder, to his registered address; or (ii) in the case of joint holders, to the registered address of the person whose name stands first in the register; or (iii) in the case of a person or persons entitled by transmission to a share, as if it were a notice given in accordance with article 138; or (iv) in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

(C) Every cheque, warrant or order is sent at the risk of the person entitled to the payment and shall be made payable to the order of the person or persons entitled. The payment of the cheque, warrant or order is a good discharge to the Company. If payment is made by a bank or other funds transfer, by means of a relevant system or by another method at the direction of the holder or holders or other person or persons entitled, the Company is not responsible for amounts lost or delayed in the course of making that payment.

(D) Without prejudice to article 67, the board may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a share until he has provided any

evidence of his right that the board may reasonably require.

123. **Dividends not to bear interest**

No dividend or other amount payable by the Company in respect of a share bears interest as against the Company unless otherwise provided by the rights attached to the share.

124. **Calls or debts may be deducted from dividends etc.**

The board may deduct from a dividend or other amounts payable to a person in respect of a share amounts due from him to the Company on account of a call or otherwise in relation to a share.

125. **Unclaimed dividends etc.**

All unclaimed dividends, interest or other amounts payable by the Company in respect of a share may be invested or otherwise made use of by the board for the benefit of the Company until claimed. Dividends unclaimed for a period of 12 years from the date they became due for payment are forfeited and cease to remain owing by the Company. The payment of an unclaimed dividend, interest or other amount payable by the Company in respect of a share into a separate account does not constitute the Company a trustee in respect of it.

126. **Uncashed dividends**

If, in respect of a dividend or other amount payable in respect of a share, on any one occasion:

(i) a cheque, warrant or order is returned undelivered or left uncashed; or

(ii) a transfer made by a bank or other funds transfer system is not accepted

and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company is not obliged to send or transfer a dividend or other amount payable in respect of that share to that person until he notifies the Company of an address or account to be used for that purpose. If the cheque, warrant or order is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

127. **Payment of dividends in specie**

Without prejudice to article 67, the board may, with the prior authority of an ordinary resolution of the Company, direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of another company. Where a difficulty arises in connection with the distribution, the board may settle it as it thinks fit and in particular may issue fractional certificates (or ignore fractions), may fix the value for distribution of the specific assets (or any part of them), may decide that a cash payment be made to a member on the basis of the value so fixed, in order to secure equality of distribution, and may vest assets in trustees on trust for the persons entitled to the dividend as may seem expedient to the board.

128. **Payment of scrip dividends**

(A) Subject to the Acts, but without prejudice to article 67, the board may, with the prior authority of an ordinary resolution of the Company, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares, in either case credited as fully paid ("new shares"), instead of cash in respect of all or part of a dividend or dividends specified by the resolution, subject to any exclusions, restrictions or other arrangements the board may in its absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory.

(B) Where a resolution under article 128(A) is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting.

(C) A resolution under article 128(A) may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than the beginning of the fifth annual general meeting following the date of the meeting at which the resolution is passed.

(D) The board shall determine the basis of allotment of new shares so that, as nearly as may be considered convenient without involving rounding-up of fractions, the value of the new shares (including a fractional entitlement) to be allotted (calculated by reference to the average quotation, or the nominal value of the new shares, if greater) equals (disregarding an associated tax credit) the amount of the dividend which would otherwise have been received by the holder (the "relevant dividend"). For this purpose the "average quotation" of each of the new shares is the average of the middle-market quotations for a fully-paid share of the Company of that class derived from the Daily Official List of the London Stock Exchange on the business day on which the relevant class of shares is first quoted "ex" the relevant dividend (or such other date as the board may deem appropriate to take account of any subsequent issue of shares by the Company) and the four subsequent business days or shall be as determined by or in accordance with the ordinary resolution.

(E) The board may make any provision it considers appropriate in relation to an allotment made or to be made pursuant to this article (whether before or after the passing of the resolution under article 128(A)), including but not limited to:

(i) the giving of notice to holders of the right of election offered to them;

(ii) the provision of forms of election (whether in respect of a particular dividend or dividends generally);

(iii) determination of the procedure for making and revoking elections;

(iv) the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective; and

(v) the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned).

(F) The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly made (the "elected shares"); instead new shares are allotted to the holders of the elected shares on the basis of allotment calculated as in paragraph (D). For that purpose, the board may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected shares. A resolution of the board capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company pursuant to article 129. In relation to the capitalisation the board may exercise all the powers conferred on it by article 129 without an ordinary resolution of the Company.

(G) The new shares rank pari passu in all respects with each other and with the fully-paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other distribution or entitlement which has been declared or paid by reference to that record date.

CAPITALISATION OF PROFITS

129. Subject to the Acts, the board may, with the authority of an ordinary resolution of the Company:

(i) resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

CRG[illegible]

(ii) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amount of ordinary shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(a) paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or

(b) paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(iii) make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, where shares or debentures become distributable in fractions, the board may deal with the fractions as it thinks fit, including issuing fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company);

(iv) authorise a person to enter (on behalf of all the members concerned) an agreement with the Company providing for either:

(a) the allotment to the members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation; or

(b) the payment by the Company on behalf of the members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares,

an agreement made under the authority being effective and binding on all those members; and

(v) generally do all acts and things required to give effect to the resolution.

RECORD DATES

130. Notwithstanding any other provision of the articles, but subject to the Acts and rights attached to shares, the Company or the board may fix any date as the record date for a dividend, distribution, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid.

ACCOUNTS

131. **Inspection of accounts**

(A) The board shall ensure that accounting records are kept in accordance with the Acts.

(B) The accounting records shall be kept at the office or, subject to the Acts, at another place decided by the board and shall be available during business hours for the inspection of the directors and other officers. No member (other than a director or other officer) has the right to inspect an accounting record or other document except if a right is conferred by the Acts or he is authorised by the board.

132. **Accounts to be sent to members etc.**

(A) In respect of each financial year, a copy of the Company's annual accounts, directors' report and auditors' report on those accounts shall be sent by post or delivered to:

(i) every member (whether or not entitled to receive notices of general meetings);

(ii) every holder of debentures (whether or not entitled to receive notices of general meetings); and

(iii) every other person who is entitled to receive notices of general meetings,

not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Acts. This article does not require copies of the documents to which it applies to be sent or delivered to:

(a) a member or holder of debentures of whose address the Company is unaware; or

(b) more than one of the joint holders of shares or debentures.

(B) Notwithstanding the provisions of Articles 2, 132[A], 133, 134, 135 and 136, communication with Shareholders will be permitted by electronic means to those Shareholders who register a valid address, used for the purposes of electronic communications, with the Company. Service of notices and other documents, including but not limited to, the Annual Report and Accounts, send electronically will be deemed to have been made in accordance with Table A provisions (as for the time being in force)

(C) Where permitted by the Acts, a summary financial statement derived from the Company's annual accounts and the directors' report in the form and containing the information prescribed by the Acts may be sent or delivered to a person in place of the documents required to be sent or delivered by article 132(A).

NOTICES

133. Notices to be in writing

(A) A notice to be given to or by a person pursuant to the articles shall be in writing except that a notice convening a meeting of the board or of a committee of the board need not be in writing.

(B) The Board may also, in its absolute discretion, publish such notices in its website.

134. Service of notices and other documents on members

(A) A notice or other document may be given to a member by the Company either personally or by sending it by post in a pre-paid envelope addressed to the member at his registered address, or by leaving it at that address (or at another address notified for the purpose) in an envelope addressed to the member.

(B) In the case of joint holders of a share, a notice or other document shall be given to whichever of them is named first in the register in respect of the joint holding and notice given in this way is sufficient notice to all joint holders.

(C) If a member (or, in the case of joint holders, the person first named in the register) has a registered address outside the United Kingdom but has notified the Company of an address in the United Kingdom at which notices or other documents may be given to him, he is entitled to have notices given to him at that address, but otherwise no such member or person is entitled to receive a notice or other document from the Company.

135. Notice by advertisement

If by reason of the suspension or curtailment of postal services in the United Kingdom the Company is unable effectively to convene a general meeting by notices sent by post, the board may, in its absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to convene a general meeting by a notice advertised in at least one leading United Kingdom national newspaper. In this case the Company shall send confirmatory copies of the notice by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

136. **Evidence of service**

(A) A notice or other document addressed to a member at his registered address or address for service in the United Kingdom is, if sent by post, deemed to be given within 24 hours if pre-paid as first class post and within 48 hours if pre-paid as second class post after it has been posted, and in proving service it is sufficient to prove that the envelope containing the notice or document was properly addressed, pre-paid and posted.

(B) A notice or document not sent by post but left at a registered address or address for service in the United Kingdom is deemed to be given on the day it is left.

(C) Where notice is given by newspaper advertisements, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisements appear or, if they appear on different days, at noon on the last of the days when the advertisements appear.

(D) A member present in person or by proxy at a meeting or of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.

137. **Notice binding on transferees etc.**

A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 212 of the Act) which, before his name is entered in the register, has been properly served on a person from whom he derives his title.

138. **Notice in case of entitlement by transmission**

Where a person is entitled by transmission to a share, the Company may give a notice or other document to that person as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in the United Kingdom supplied for that purpose by the person claiming to be entitled by transmission. Until an address has been supplied, a notice or other document may be given in any manner in which it might have been given if the death or bankruptcy or other event had not occurred. The giving of notice in accordance with this article is sufficient notice to all other persons interested in the share.

DESTRUCTION OF DOCUMENTS

139.

(A) The Company may destroy:

(i) a share certificate which has been cancelled at any time after one year from the date of cancellation;

(ii) a mandate for the payment of dividends or other amounts or a variation or cancellation of a mandate or a notification of change of name or address at any time after two years from the date the mandate, variation, cancellation or notification was recorded by the Company;

(iii) an instrument of transfer of shares (including a document constituting the renunciation of an allotment of shares) which has been registered at any time after six years from the date of registration; and

(iv) any other document on the basis of which any entry in the register is made at any time after six years from the date an entry in the register was first made in respect of it.

(B) It is presumed conclusively in favour of the Company that every share certificate destroyed was a valid certificate validly cancelled, that every instrument of transfer destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed was a valid and effective document in accordance with the recorded particulars in the books or records of the Company, but:

(i) the provisions of this article apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of the document is relevant to a claim;

(ii) nothing contained in this article imposes on the Company liability in respect of the destruction of a document earlier than provided for in this article or in any case where the conditions of this article are not fulfilled; and

(iii) references in this article to the destruction of a document include reference to its disposal in any manner.

WINDING UP

140. On a voluntary winding up of the Company the liquidator may, on obtaining any sanction required by law, divide among the members in kind the whole or any part of the assets of the Company, whether or not the assets consist of property of one kind or of different kinds. For this purpose the liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members. The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner.

INDEMNITY

141.

(A) Subject to the Acts, but without prejudice to an indemnity to which he may otherwise be entitled, every director, alternate director and secretary of the Company shall be indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in the proper execution of his duties or the proper exercise of his powers, authorities and discretions including (without prejudice to the generality of the foregoing) a liability incurred:

(a) defending proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted, or which are otherwise disposed of without a finding or admission of material breach of duty on his part; or

(b) in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

(B) The board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:

(a) a director, alternate director, secretary or auditor of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or

(b) a trustee of a retirement benefits scheme or other trust in which a person referred to in article 141(B)(a) is or has been interested,

indemnifying him against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

NAMES AND ADDRESSES OF SUBSCRIBERS

DATED this day of

WITNESS to the above signatures:

CROS0257.01

Form CB

Subject Company:	**Wembley plc**
Issuer:	**BLB Worldwide Acquisition, Inc.**
Submitted:	**May 3, 2004**

Part 2

Exhibit II-2-g

As filed with the Securities and Exchange Commission on March 30, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-04226

KERZNER INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

Commonwealth of The Bahamas
(Jurisdiction of incorporation or organization)

Executive Offices
Coral Towers
Paradise Island, The Bahamas
(242) 363-3000
(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant of Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, $.001 par value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. **None**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. **None**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares, net of treasury shares: 30,283,689

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐ Item 18 ☒

KERZNER INTERNATIONAL LIMITED

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, "Kerzner" or "the Company" refers to Kerzner International Limited, and the terms "we," "us," "our" and similar terms refer to Kerzner and any or all of its subsidiaries and joint ventures as the context requires.

Our fiscal year is the calendar year.

The financial statements contained in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, business strategies, operating efficiencies or synergies, plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition, markets for Kerzner's Ordinary Shares and other matters. Statements in this Annual Report that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Forward-looking statements, including, without limitation, those relating to our future business prospects, revenues and income, wherever they occur in this Annual Report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by forward-looking statements. You should consider forward-looking statements, therefore, in light of various important factors, including those set forth in this Annual Report. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), availability of financing, global economic conditions, foreign currency fluctuations, pending litigation, the impact of actual or threatened terrorist activity or war on the economy in general and the travel and leisure industries in particular, acts of God, including hurricanes and other natural disasters (which may result in uninsured losses), changes in tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and the risk factors discussed under the heading "Risk Factors" in this Annual Report and our other filings with the SEC.

Words such as "estimate," "project," "plan," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. You will find these forward-looking statements at various places throughout this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

In compiling the information in this Annual Report, we have also used industry data and projections obtained from industry surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions. We have also indicated where information has come from internal sources. Such information reflects our management's best estimates based upon information obtained from our customers and from trade and business organizations and other contacts within the businesses in which we compete.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

(A) Selected Financial Data

The following table sets forth certain historical consolidated financial information of the Company for each of the five years ended December 31, 2003. The historical financial information as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, as set forth below, has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in this Annual Report and audited by our independent auditors. The information set forth below is not necessarily indicative of future results and should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. Amounts are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

Subsequent to the issuance of the December 31, 2002 consolidated financial statements, the Company determined that it was necessary to restate its consolidated financial statements as of December 31, 2002 and 2001 and for the years then ended. See "Item 5. Operating and Financial Review and Prospects—(B) Restatement and Reclassifications" and "Item 18. Financial Statements—Note 2—Restatement and Reclassifications" for a discussion of recently restated financial information. *All the financial information in this Annual Report reflects the restatement. In addition, due to the prior years' effect of the restatements for the years ended December 31, 2002 and 2001, the Company* has restated previously audited information presented in the selected financial data tables for the years ended December 31, 2000 and 1999.

(In thousands of U.S. dollars, except per share data)

	For the Year Ended December 31,				
	2003	2002 (b) (As restated)	2001 (c) (As restated)	2000 (d) (As restated)	1999 (e) (As restated)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:					
Gross revenues	$584,911	$565,572	$616,209	$ 920,143	$754,933
Net revenues	561,332	543,362	575,436	868,364	704,693
Income (loss) from operations	97,166	94,660	91,223	(71,187)	110,877
Income (loss) from discontinued operations, net of income tax effect (a)	1,305	(8,061)	(4,608)	—	—
Net income (loss)	71,572	39,603	32,661	(115,447)	66,267
Basic earnings (loss) per share:					
Income (loss) from continuing operations	$ 2.46	$ 1.71	$ 1.39	$ (3.74)	$ 1.98
Income (loss) from discontinued operations	0.04	(0.29)	(0.18)	—	—
Net income (loss) per share	$ 2.50	$ 1.42	$ 1.21	$ (3.74)	$ 1.98
Diluted earnings (loss) per share:					
Income (loss) from continuing operations	$ 2.39	$ 1.67	$ 1.34	$ (3.74)	$ 1.95
Income (loss) from discontinued operations	0.05	(0.28)	(0.17)	—	—
Net income (loss) per share	$ 2.44	$ 1.39	$ 1.17	$ (3.74)	$ 1.95

	As of December 31,				
	2003	2002 (As restated)	2001 (As restated)	2000 (As restated)	1999 (As restated)
CONSOLIDATED BALANCE SHEET DATA:					
Total assets	$1,455,928	$1,395,039	$1,337,740	$1,438,776	$1,645,799
Long-term debt, net of current maturities	417,220	497,756	518,231	668,908	578,033
Shareholders' equity	839,590	729,021	674,662	637,081	891,428
Number of shares outstanding	30,284	28,125	27,318	26,786	32,681

(a) The operations of our online gaming subsidiary, Kerzner Interactive, were discontinued during the first quarter of 2003. In connection with the discontinuance of Kerzner Interactive, we recognized $4.5 million of income related to an option agreement with Station Casinos, Inc. which was terminated during the first quarter of 2003. This amount was partially offset by expenses and write-offs related to the discontinuance of Kerzner Interactive's operations. In addition, the results of operations for the year ended December 31, 2003 include a $1.5 million gain on settlement of territorial and other disputes in connection with a settlement with a major shareholder.

(b) The results of operations for the year ended December 31, 2002 include a loss on the early extinguishment of debt of $20.5 million related to the redemption and repurchase of our 9% Senior Subordinated Notes and our 8⅝% Senior Subordinated Notes and a $14.5 million gain on settlement of territorial and other disputes in connection with a settlement with a major shareholder.

(c) The results of operations for the year ended December 31, 2001 include the results of operations of Resorts Atlantic City from January 1, 2001 to April 24, 2001 and $2.3 million of pre-opening expenses related to the Ocean Club Golf Course.

(d) The results of operations for the year ended December 31, 2000 include a $229.2 million write-down of the carrying value of Resorts Atlantic City and a related option to purchase certain real estate from us to their net realizable value and $7.6 million of pre-opening expenses related to the expansion of the One&Only Ocean Club and the Ocean Club Golf Course.

(e) The results of operations for the year ended December 31, 1999 include pre-opening costs of $5.4 million related to a renovation completed at Resorts Atlantic City in July 1999.

(B) Capitalization and Indebtedness

Not applicable.

(C) Reasons for the Offer and Use of Proceeds

Not applicable.

(D) Risk Factors

The resort and casino industries are highly competitive and increases in competition could adversely affect our financial performance.

Our properties compete with other resorts, hotels and casinos, including land-based casinos, riverboat, dockside and cruise ship casinos and other forms of gaming, as well as other forms of entertainment. If other properties operate more successfully, if existing properties are enhanced or expanded, or if additional hotels or casinos are established in and around the markets where we conduct business, we may lose market share. In particular, the expansion, upgrading or construction of competing resort or casino properties in or near any market from which we attract or expect to attract a significant number of customers could have a significant adverse effect on our business, financial condition and results of operations.

A number of our competitors are larger and have greater financial and other resources than we do. In addition, a number of jurisdictions have legalized gaming and other jurisdictions are considering the legalization and/or expansion of gaming. This could open markets in which we currently compete to new entrants and could create new markets that may compete as tourist destinations. Our gaming operations compete, and will in the future compete, with all forms of existing legalized gaming and with new forms of gaming that may be legalized in the future. Our competitive position could be materially adversely affected by larger competing companies, new entrants, new markets and new forms of gaming, and our revenues could decline, harming our financial condition.

A further discussion of competition at our operations by geographic location is included in "Item 4. Information on the Company, (B) Business Overview—Competition."

New projects and expansion and renovation efforts are inherently subject to significant development and construction risks.

We regularly evaluate potential development opportunities and engage in expansion, development and renovation projects at properties that we develop or operate, including expansions, developments and upgrades of our Paradise Island and luxury resort properties. Each of these projects, including the Phase III Expansion on Paradise Island discussed in "Item 4. Information on the Company, (B) Business Overview—The Properties—Atlantis, Paradise Island," and the development of Atlantis, The Palm in Dubai discussed in "Item 4. Information on the Company, (B) Business Overview—The Properties—Atlantis, The Palm," will be subject to the many risks in expanding or renovating an existing enterprise or developing new projects, including unanticipated design, construction, regulatory, environmental and operating problems, and the significant risks commonly associated with

implementing an expansion strategy in new markets. In particular, any such projects are subject to the risks associated with the following:

- the availability of financing and the terms and covenants in our Fourth Amended and Restated Revolving Credit Facility (the "Amended Revolving Credit Facility") and other debt;
- shortages in materials;
- insufficient public infrastructure improvements or maintenance;
- shortages of skilled labor or work stoppages;
- unforeseen construction, scheduling, engineering, environmental or geological problems;
- weather interference, floods, fires or other casualty losses;
- the failure to obtain required licenses, permits or approvals;
- difficulties and uncertainties associated with the regulatory environment in non-U.S. jurisdictions;
- regulatory or private litigation arising out of projects; and
- unanticipated cost increases and budget overruns.

For example, many of our projects are subject to regulation at the national, state and local levels in their respective jurisdictions, which could adversely affect the progress of our projects. In order to proceed with projects, we may need to, among other things, notify authorities of our proposals or submit environmental statements. We could be sanctioned for any failure to follow any of these procedures, including fines or even temporary closure of our work sites. We cannot guarantee that we will be successful in obtaining required permits and approvals. Delays and compliance costs associated with our projects as a result of regulatory obstacles could have a material adverse effect on our business, financial condition or results of operations.

The anticipated costs and construction period for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with architects and contractors. The cost of any project may vary from initial expectations, and we, or the owners of the property, may have a limited amount of capital resources to fund cost overruns on any project. If cost overruns cannot be financed on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The completion dates of development projects could also differ significantly from expectations for construction-related or other reasons. We cannot ensure that any project will be completed, if at all, on time or within established budgets. Significant delays or cost overruns on projects could have a material adverse effect on our business, financial condition or results of operations.

Litigation may also impede or delay our ability to complete construction or expansion projects. We have on occasion been named as a defendant in lawsuits brought to delay, alter or enjoin projects in which we have been involved. If litigation is successfully brought against us as a result of our expansion or renovation projects around the world, it could have a material adverse effect on our business, financial condition or results of operations.

In addition, although we design our projects for existing facilities to minimize disruption of business operations, expansion and renovation projects require, from time to time, portions of the existing operations to be closed or disrupted. Any extended disruptions in our operations could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to finance our expansion, development and renovation projects as well as capital expenditures through cash flow and borrowings, our expansion, development and renovation efforts could be jeopardized.

If we are unable to finance existing or future projects with cash flow from operations or borrowings, we will have to adopt one or more alternatives, such as reducing or delaying planned

expansion, development and renovation projects and other capital expenditures, selling assets, restructuring indebtedness, obtaining equity financing or joint venture partners, or modifying our Amended Revolving Credit Facility. These sources of funds may not be sufficient to finance existing or future projects, and other financing may not be available on acceptable terms, in a timely manner or at all. In addition, our Amended Revolving Credit Facility and the indenture governing our outstanding senior subordinated notes contain certain restrictions on our ability to incur additional indebtedness, and our future indebtedness will likely contain similar restrictions. Effective January 1, 2003, our Amended Revolving Credit Facility was amended in order to calculate borrowings under that facility based on a borrowing base, such that we can draw the lesser of a borrowing base or the commitment amount. If we are unable to secure additional financing, we could be forced to limit or cancel expansion, development or renovation projects, which may adversely affect our business, financial condition and results of operations.

We are subject to extensive governmental gaming regulations, which may harm our business.

Our operation of gaming facilities is subject to extensive governmental regulations. Regulatory authorities typically require various registrations, licenses, findings of suitability and approvals to be held by operators of gaming facilities. The regulatory authorities in these jurisdictions generally have broad discretion in the granting, renewal, suspension and revocation of licenses and require that such registrations, licenses, findings and approvals be renewed or updated periodically. Our necessary key personnel and we are currently qualified to do business in all the jurisdictions in which we operate gaming facilities. We cannot assure you that any new or permanent licenses, permits or approvals that may be required by us, our key employees and our partners, if applicable, in the future will be granted or that our existing licenses, permits and approvals will be renewed or will not be suspended or revoked in the future. The failure to receive or renew licenses or the suspension or revocation of licenses could harm our reputation and result in a loss of revenue, which could materially adversely affect our business, financial condition and results of operations.

Our gaming operations are subject to significant taxation and fees that, if increased, could harm our profitability.

Our gaming operations are subject to significant taxation and fees. Such taxes and fees are subject to increase at any time. We pay substantial taxes and fees with respect to our gaming operations in The Bahamas and will likely incur significant taxes and fees in any other jurisdictions, including the United Kingdom, in which we conduct gaming operations in the future. Any material increase in existing taxes and fees, the adoption of new taxes or fees, or the loss or reduction of any existing or future tax incentives, could have a material adverse effect on our profitability.

Our business is seasonal and severe weather conditions could adversely affect our business, results of operations or financial condition, or further increase our insurance premiums and deductibles.

Historically, our revenues and operating profits in The Bahamas have been higher during the first quarter, the prime tourist season, than in successive quarters. Higher revenues and earnings are typically realized from the Mauritius properties during the fourth quarter of the year and from Mohegan Sun during the second and third quarters of the year. If any of these properties were unable to accommodate guests during such periods for any reason, including disruptions caused by weather, our revenues and profits could be adversely affected.

The Bahamas and Mauritius are subject to tropical weather and storms, which, if severe, could adversely affect our operations and tourism. Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun, as the principal means of transportation to this property is by automobile or bus. In September 1999, Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating, passed within 60 miles of Paradise Island. Our Paradise Island properties suffered approximately $45.0 million of property damage that

took three months to repair. This property damage was covered by our insurance policies in place at that time. In November 2001, Hurricane Michelle impacted our Paradise Island properties. Although minimal disruption in our operations was caused by the storm, our properties (other than Harborside at Atlantis ("Harborside at Atlantis"), which was closed from August 2002 through December 2002 due to water damage resulting primarily from Hurricane Michelle—see "Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island") suffered approximately $28.3 million in damage that was substantially covered by our insurance policies. The approximate $28.3 million in property damage at our Paradise Island properties excluded our $6.9 million share of construction remediation costs at Harborside in 2002 and our $1.8 million share in 2003. During 2002, we recorded equity losses of $5.2 million resulting from the $6.9 million remediation charge offset by $1.7 million equity earnings from Harborside at Atlantis' operations. During the fourth quarter of 2003, our portion of insurance recovery related to the remediation costs was $1.5 million and therefore the loss for the year ended December 31, 2003 has been reduced by that amount. Representatives of Harborside at Atlantis are still in negotiation with the insurers and Harborside at Atlantis may receive an additional recovery during 2004.

We cannot assure you that our business and, consequently, our results of operations or financial condition, will not be adversely affected by severe weather conditions in the future, which could cause significant damage and suspension in service provided to our patrons, further increases in our insurance premiums and per occurrence deductibles or cancellations of, or decreases in, our coverage, and harm to our business.

Work stoppages and other labor disputes could harm our financial condition and results of operations.

In The Bahamas, a union represents approximately 3,700 of our approximately 5,900 employees. We participate in an employer association whose existing contract with the union will expire on January 7, 2008. Labor relations in The Bahamas have been unstable at times over the last few years and there have been occasional work stoppages. As the country's largest private employer, we are sometimes the target of labor disputes. Any protracted labor disputes or work stoppages affecting any of the properties that we own or operate could reduce our revenues. In addition, many of the public sector industries in The Bahamas, such as electricity, telecommunication and airport facilities, are unionized. The Bahamian government's labor relations with these unions have been unstable at times and there have been work stoppages on occasion that have been disruptive to our business.

Lack of sufficient air service could adversely affect our revenues and profits.

Most patrons of our Paradise Island, One&Only and other hotel operations arrive by air. Although we consider the current level of air service to our properties in The Bahamas, Mauritius, Mexico, Dubai and the Maldives to be adequate, any interruption or reduction of air service to any such locations could restrict the growth of our businesses, negatively affect our competitive position and adversely affect our revenues and profits.

We are subject to environmental, health and safety laws and regulations and our noncompliance or a significant regulatory change could adversely affect our business, results of operations or financial condition.

Our operations are regulated under a number of federal, provincial, state and local laws and regulations that govern, among other things, the handling of waste materials, some of which are classified as hazardous materials, and the discharge of hazardous materials into the environment. Our operations are subject to stringent regulations relating to protection of the environment and waste handling. In addition to liability for our own noncompliance, these laws and regulations may expose us to liability for the noncompliance of other parties, without regard to whether we were negligent. Sanctions for noncompliance with applicable environmental laws and regulations may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. Furthermore, we may be liable for costs for environmental cleanup at currently or previously owned or operated properties or off-site locations. Our failure to comply with existing laws or regulations, the adoption of new laws or regulations with additional or more rigorous compliance standards, or the more vigorous enforcement of environmental laws or regulations could significantly harm our business by increasing our expenses and limiting our future opportunities.

We do not own, manage or control Mohegan Sun and the revenues that we derive from the Mohegan Sun are therefore outside of our control.

In 2003, we earned $35.7 million, or approximately 37% of our income from operations, from TCA, which is party to a relinquishment agreement with the Mohegan Tribal Gaming Authority. Pursuant to the agreement, in exchange for relinquishing its right to manage Mohegan Sun, TCA is entitled to receive 5% of Mohegan Sun's gross revenues through December 2014. As a result, decisions that affect Mohegan Sun's business or operations, and therefore the revenues that TCA earns under the agreement, are outside of our control.

A small number of our shareholders control a significant percentage of our Ordinary Shares and are able to control decisions affecting our company.

As of December 31, 2003, Caledonia Investments PLC ("Caledonia") had the right to vote approximately 21.7% of our issued and outstanding ordinary shares ("Ordinary Shares"). In addition, Cement Merchants SA ("CMS"), Baron Capital Group, Inc. ("Baron") and FMR Corp. ("FMR") beneficially owned approximately 12.0%, 18.4% and 10.0%, respectively, of our issued and outstanding shares as of December 31, 2003. As of December 31, 2003, The Kerzner Family Trust, which is an indirect parent of World Leisure Group ("WLG"), both of which are controlled by Mr. Solomon Kerzner, beneficially owned approximately 21.1% of our issued and outstanding Ordinary Shares. See "Item 7. Major Shareholders and Related Party Transactions, (A) Major Shareholders" for more information as to how the foregoing ownership percentages were determined. If any combination of these principal shareholders act together, they may be able to effectively control the outcome of substantially all matters requiring shareholder approval, including the election of our directors, thereby controlling our management, policies and business operations. For example, WLG, Caledonia, CMS, Baron and FMR, or combinations thereof, could combine to use this voting power to block our ability to obtain certain types of financing for development plans, renovations or expansions, which could materially adversely affect our ability to develop our business and pursue our strategies.

You may have difficulty enforcing judgments against us or our directors or management that reside outside the United States.

Kerzner is an international business company incorporated under the laws of the Commonwealth of The Bahamas. Certain of our directors and executive officers reside outside the United States. In addition, a substantial portion of the assets of our directors and officers and of our assets are located outside the United States. As a result, it may be difficult or impossible to:

- effect service of process within the United States upon us or these persons; or
- enforce, against us or these persons, in the United States, court judgments obtained in the U.S. courts, including judgments relating to U.S. federal securities laws.

It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments based upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in connection, is actionable in Bahamian courts and is impeachable only upon the grounds of fraud, public policy and natural justice.

We may have difficulty enforcing gaming debts in certain foreign jurisdictions or in certain jurisdictions within the U.S., which could negatively affect our operating results.

Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the U.S. A substantial portion of the customers at Atlantis reside in the U.S. As a result, we

may be unable to collect gaming debts from our patrons who reside in such jurisdictions, which could negatively affect our operating results.

Reassessments of and changes to our business plans could hinder our development and result in charges or fees that could harm our financial condition and results of operations.

We are regularly reviewing our business plans in light of a variety of factors, including the availability of financing, regulatory and political considerations, competition and other business and strategic concerns. As a result of such assessments, our management may choose to change such plans, which could result in failure to expand and could also cause us to incur fees or charges. We cannot assure you that we will carry forward and complete any proposed business plans.

Energy price increases may adversely affect our cost of operations and our revenues.

Resorts use significant amounts of electricity, natural gas and other forms of energy. Although we have not experienced shortages of energy, substantial increases in the cost of electricity or natural gas may negatively affect our operating results. The extent of any impact is subject to the magnitude and duration of the energy price increases and could be material. In addition, energy price increases in locations that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a decrease in visitation and spending at our properties, which could negatively impact revenues.

Additional increases in our insurance premiums and deductibles may impair our ability to obtain or maintain insurance on our properties.

Due to changes in the insurance market arising prior to the September 11, 2001 terrorist attacks and the effects of such attacks, it has become more difficult and more expensive to obtain insurance. We may encounter difficulty in obtaining or renewing property or casualty insurance on our properties primarily due to the fact that we have a concentration of assets in one market which is subject to the potential negative impact of hurricanes. In addition, such insurance may be more limited and may not cover catastrophic risks or terrorist acts at current levels or at all. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. In addition to the "all risks" coverage described below, we have insured Atlantis, Paradise Island for up to $300.0 million per occurrence (and in an annual aggregate amount) from damages directly resulting from certain terrorist acts to cover property damage and related business interruption losses. If any such event were to affect all or part of one or more of our properties, it is possible that we would suffer a substantial loss beyond what is covered by our insurance policies.

In 2002, with regard to our Paradise Island property insurance, our "all risk" premiums increased from approximately $4.6 million in the 2001 Policy Year ("Policy Years" are defined as June 1 of that year through May 31 of the following year) to a total of approximately $14.1 million in the 2002 Policy Year and our deductibles also increased from $4.0 million per occurrence in 2001 to $15.0 million per occurrence with an annual aggregate deductible of $30.0 million. For the 2003 Policy Year, our premiums for Paradise Island property insurance have decreased to $13.6 million with the deductibles remaining the same as the 2002 Policy Year. The amount of our "all risk" property and business interruption insurance (inclusive of our per occurrence deductible) in the 2003 Policy Year commencing June 1, 2003 is $175.0 million, as compared to $150.0 million in the 2002 Policy Year and $1.0 billion in the 2001 Policy Year. In addition, our "all risk" insurance policies now exclude from coverage certain losses and damages that were covered under our prior insurance policies. If we are forced to reduce, or prevented from obtaining or renewing, insurance coverage with respect to the occurrence of certain casualties, we could be exposed to heavy losses in the event that severe damage results from any such occurrence.

Acts of terrorism and war could adversely affect the travel market and reduce our operating revenues.

The terrorist attacks of September 11, 2001 had a significant impact on the travel and tourism industries in which we operate. The significant reduction in both business and leisure air travel following that date significantly reduced visitation to all our properties, including our Paradise Island properties, during the fourth quarter of 2001 resulting in a significant decline in our operating results during this period. On March 19, 2003, the U.S. and coalition forces commenced a war with Iraq. Although the official combat in the war with Iraq ceased in May 2003, the U.S. and coalition forces still maintain a presence in Iraq and terrorist activities still remain a threat. These events, the potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our business and results of operations. Future acts of terror, anti-terrorist efforts, war or other armed conflicts involving the United States or other countries may again reduce our guests' willingness to travel, which could have a material adverse effect on the U.S. and global economies and on our business, results of operations and financial condition.

Deterioration in general economic and market conditions could adversely affect our business.

Our business is affected by general economic and market conditions, particularly in the United States and Europe. A large portion of our business at Atlantis, Paradise Island is generated by group convention sales and individual tour and travel. A recession or economic slowdown could cause a reduction in group sales bookings or the willingness or ability of tourists to book vacations at Atlantis, Paradise Island, which could materially adversely affect our operating results.

Item 4. Information on the Company

(A) History and Development of the Company

Kerzner was incorporated in The Bahamas in 1993 under the name "Sun International Hotels Limited," and is an international business company under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas. The Company is registered under number 46,600B at the Companies Registry of The Bahamas. Our executive offices are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas, and the telephone number is 242-363-3000. Our agent for service of process in the United States is Corporation Services Company, 1013 Centre Road, Wilmington, Delaware 19805. On March 1, 1996, we listed our Ordinary Shares for trading on The New York Stock Exchange ("NYSE"). On July 1, 2002, we changed our corporate name from Sun International Hotels Limited to Kerzner International Limited and our stock, which was trading on the NYSE under the symbol "SIH," was listed under the new ticker symbol "KZL." The name change was implemented in accordance with agreements related to the restructuring of Sun International *Investments Limited ("SIIL"), which was formerly our majority shareholder. See "Item 7. Major* Shareholder and Related Party Transactions." There was no change in our management or worldwide operations as a result of the name change.

The Company was established in order to acquire the Paradise Island Resort and Casino and related operations from Resorts International, Inc. The acquisition was completed in May 1994.

In June 1994, we established Sun Cove Limited, which is now known as Kerzner Investments Connecticut, Inc. ("Kerzner Connecticut"). Kerzner Connecticut owns a 50% interest in, and is a managing partner of, Trading Cove Associates ("TCA"), a Connecticut general partnership. In September 1995, TCA entered into a Gaming Facility and Construction Agreement with the Mohegan Tribal Gaming Authority ("MTGA"), an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Mohegan Tribe") pursuant to which TCA assisted the Mohegan Tribe with the design, development and financing of the Mohegan Sun resort and entertainment complex situated in the town of Uncasville, Connecticut ("Mohegan Sun"). In addition, in August 1995, TCA entered into a gaming management agreement (the "Management Agreement") with the Mohegan Tribe pursuant to

which TCA provided certain management, marketing and administrative services to the Mohegan Tribe upon the opening of Mohegan Sun in October 1996. In February 1998, TCA and the Mohegan Tribe entered into an agreement (the "Relinquishment Agreement") pursuant to which the Management Agreement was terminated effective January 1, 2000 and the Mohegan Tribe assumed full management responsibility for Mohegan Sun. Pursuant to the Relinquishment Agreement, TCA receives annual payments of five percent of the gross revenues of Mohegan Sun for the 15-year period that commenced January 1, 2000. In addition to the Relinquishment Agreement, in February 1998 the Mohegan Tribe appointed TCA to develop its $1.0 billion expansion of Mohegan Sun. See below "(B) Business Overview—The Properties—Mohegan Sun" for a further description of the Relinquishment Agreement and the $1.0 billion expansion.

In December 1996, we acquired Sun International North America, Inc. (formerly Griffin Gaming & Entertainment, Inc.), which is now known as Kerzner International North America, Inc. ("KINA"). KINA is a holding company, which, through an indirect wholly owned subsidiary, formerly owned and operated a 644-room casino hotel property in Atlantic City, New Jersey ("Resorts Atlantic City").

On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC ("Colony") for a purchase price of approximately $144.0 million, including accrued interest (the "Resorts Atlantic City Sale"). The proceeds received from Colony consisted of approximately $123.5 million in cash, net of costs incurred subsequent to closing, and an unsecured $17.5 million note which was paid in full in March 2002. The net cash proceeds received from this transaction were used to reduce the amount of borrowings outstanding on our Amended Revolving Credit Facility.

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the "Atlantic City Option") to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a purchase price of $40.0 million in the form of a promissory note. In February 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we sold the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary (the "Purchaser") of Colony RIH Holdings, Inc. for a purchase price of $40.0 million. See "—Recent Developments—Colony Option" below for more information on this sale.

In 1999, we formed a joint venture with Starwood Vacation Ownership, Inc. ("SVO") (formerly Vistana, Inc.), a subsidiary of Starwood Hotels and Resorts Worldwide, Inc. ("Starwood"), to develop Harborside at Atlantis, a time-share project on Paradise Island. We and SVO each hold a 50% interest in Harborside at Atlantis. As part of the joint venture, we contributed land and SVO contributed cash based on the number of timeshare units to be developed.

In January 2000, we received a proposal from SIIL, at that time the majority shareholder of Kerzner, to acquire in a merger transaction all of our Ordinary Shares not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, we formed a committee of independent members of the Board of Directors (the "Special Committee"), which retained its own financial and legal advisers. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, we announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL advised us that its proposal had been withdrawn.

In order to allow our shareholders to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, our Board of Directors approved a self-tender offer for up to 5,000,000 Ordinary Shares at a $24 per share cash price. In August 2000, we announced the completion of the self-tender, pursuant to which we purchased 5,000,000 Ordinary Shares at $24 per share. The self-tender offer was financed with borrowings under our then-existing Revolving Bank Credit Agreement.

In August 2000, we established Kerzner Interactive Limited our Internet gaming subsidiary. In September 2001, we received a license to operate in the Isle of Man and commenced live gaming

operations in January 2002. The Company discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003. See below "(B) Business Overview—Internet Gaming" for more information.

On July 3, 2001, we announced the restructuring of our former majority shareholder, SIIL. In connection with this restructuring, among other things, the shareholders agreement governing SIIL was terminated and SIIL was dissolved. In November 2002, we reached a further settlement with Kersaf Investments Limited ("Kersaf") related to the restructuring agreement and certain other matters. See "Item 7. Major Shareholders and Related Party Transactions."

Effective August 2001, we acquired a 25% interest in the Kanuhura Sun Resort & Spa Limited ("One&Only Kanuhura") for approximately $3.8 million. As of December 31, 2003, we had provided debt financing to the One&Only Kanuhura of $3.6 million, excluding accrued interest. The One&Only Kanuhura is a 100-room luxury resort located on Kanuhura Island in the Maldives, which is located approximately 600 miles southwest of the southern tip of India. Our management contract with the One&Only Kanuhura expires in 2026. Our agreement with Sun Resorts Limited (see below) also included the sale of 20% of our debt and equity interests in the One&Only Kanuhura to Sun Resorts Limited and the transfer to One&Only Management (as defined below) of the Kanuhura management agreement. As a result of the sale, we currently own a 20% equity interest in the One&Only Kanuhura.

In June 2002, we entered into management and development agreements for a 130-room luxury resort in Kaafu Atoll, the Maldives that we expect to open in 2005. This new five-star resort will occupy the site where a small resort had previously been located. The management and development agreements related to this property are co-terminus with the owner's lease, which expires in 2020. As part of this development, we have committed to provide certain financing arrangements to the current owner of the resort in an aggregate principal amount of up to $50.0 million to ensure completion of the new resort and provide for working capital on a standby basis. As of December 31, 2003, we have funded $15.4 million pursuant to this agreement.

On September 12, 2002, we purchased a 50% ownership interest in the 115-room Palmilla Resort ("One&Only Palmilla"), a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. The acquisition was funded through a combination of cash on hand and drawings under our Amended Revolving Credit Facility. The One&Only Palmilla was recently renovated and expanded and re-opened in January 2004 after a refurbishment that expanded the room count to 172 rooms, all of which are oceanfront, and added a new Charlie Trotter restaurant, a 12 unit spa with open air villas, a new meeting space, a new pool and a new poolside restaurant. In addition, in February 2004, the One&Only Palmilla had a grand opening event. The expansion was financed by the One&Only Palmilla through local project financing that is supported by a $46.5 million guarantee from Kerzner, and by a $3.0 million loan from Kerzner that was advanced in 2004. Kerzner expects to provide additional advances that will total approximately $11.0 million. The total cost of the One&Only Palmilla renovation is approximately $102.0 million.

In December 2002, we began to operate and market certain of our managed and/or owned luxury resort hotels under the "One&Only" brand in connection with our corporate name change. One&Only emphasizes the uniqueness of each of the respective properties in the luxury resort market. We are now marketing six of our properties under our One&Only brand.

We currently have a 20.4% ownership interest in Sun Resorts Limited ("SRL"), a publicly traded company on the Mauritian Stock Exchange, which owns the One&Only Le Saint Géran, the One&Only Le Touessrok, Sugar Beach Resort, La Pirogue Hotel and Le Coco Beach Hotel, which are all located in Mauritius. In December 2002, we entered into an agreement with SRL to form One&Only (Indian Ocean) Management Limited ("One&Only Management"), a new management company, for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the

One&Only Kanuhura in the Maldives, and securing an extension to our management contracts in Mauritius from 2008 until 2023. Effective January 1, 2003 through December 31, 2004, SRL owns 20% of One&Only Management and we own the remaining 80%. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009 for no consideration, at which time it will own 50% of One&Only Management. The purpose of One&Only Management is to be a joint venture growth vehicle for expansion in the islands of the Indian Ocean. In connection with this transaction, we transferred to One&Only Management all of our Mauritius management agreements and the Kanuhura management agreement, and SRL purchased 20% of our debt and equity interests in the One&Only Kanuhura. In addition, pursuant to a subcontract arrangement with One&Only Management, we provide the comprehensive management services to the five Mauritius resorts and receive a management fee.

In April 2003, we agreed to acquire from London Clubs International ("LCI") for $2.1 million a gaming license and property located in the town center of Northampton, England. We have submitted an application for a certificate of consent to the Gaming Board of Great Britain in order to transfer of the gaming license and expect this process to be completed during the second quarter of 2004. We ultimately expect to develop and operate a new casino facility on an approximate 30,000 square foot site, which is expected to cost approximately $15 million and open in 2005. The development of this facility is subject to the approval of local planning authorities. See "Item 5. Operating and Financial Review and Prospects, (D) Trend Information" for more information regarding LCI.

In May 2003, we entered into a new "Heads of Agreement" with the Bahamian Government with respect to the Phase III Expansion (the "Phase III Expansion") on Paradise Island. The Phase III Expansion, which includes a new hotel and facilities, expanded attractions and an addition to Harborside, is discussed more fully below in "(B) The Properties—Atlantis, Paradise Island."

In September 2003, we entered into agreements to form a joint venture with Nakheel LLC, a government-owned entity ("Nakheel"), in Dubai to develop Atlantis, The Palm, the first phase of which we estimate will cost at least $650 million development and will include a 1,000-room resort and an extensive water theme park situated on 1.5 miles of beachfront. Atlantis, The Palm will be located on The Palm, Jumeirah, a $1.5 billion land reclamation project in Dubai. Kerzner and Nakheel have each agreed to invest $60 million in the form of equity financing to the project, with the balance of the financing, which may include an equity component, expected to be raised at the project level. As part of Kerzner's equity commitment to the project, it expects to invest approximately $21 million in 2004 and $39 million in 2005. As part of the transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

In September 2003, we entered into an agreement with a commercial entity that provides for Kerzner to participate in the development of a new project in the greater London area (the "UK Project"). The UK Project is planned to include retail, entertainment and leisure components and it is expected to also include a casino and hotel. Kerzner estimates that its portion of the UK Project would cost in the range of $350 million, and a majority of this cost is expected to be financed on a non-recourse project basis. Kerzner made an initial payment of $4.0 million upon execution of the agreement as partial consideration for the transaction. This transaction remains subject to numerous conditions. The UK Project is discussed more fully below in "(B) The Properties—England."

In September 2003, we entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited on Paradise Island for approximately $38.5 million. The approximate 20-acre site is adjacent to the proposed site of the new 1,200 room hotel that is part of the Phase III Expansion, and is therefore ideally positioned for future expansion of Kerzner's investments on Paradise Island. In the short term, it is expected that the existing hotel on the property will be used to house construction workers during the construction of the planned 1,200-room hotel. During the year ended December 31,

2003, we paid $20.0 million in connection with the acquisition. The remaining balance to be paid of $18.5 million is included as an accrued liability as of December 31, 2003, of which $15.0 million is secured by a letter of credit. The remaining balance of $3.5 million represents a stamp tax of 10% of the purchase price, which is required to be paid upon the recording of the transaction in The Bahamas. In addition, Kerzner obtained an option to purchase certain adjacent land lots for an option price of $5.0 million. The option term is for three years and expires on October 29, 2006. The purchase price allocation has not been finalized as we are awaiting an independent valuation of the assets acquired.

In November 2003, we entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited to develop a new luxury hotel, subject to various conditions, at the highest end of the market in Cape Town, South Africa. We intend to form a joint venture in which we will own a minority interest to develop and operate a new 150-room One&Only luxury hotel on the waterfront.

In November 2003, we entered into agreements to develop and manage Hotel Saratoga, a 100-room hotel currently under renovation in Havana, Cuba, which we anticipate will open in early 2005. Kerzner is assisting in the design and renovation of the hotel and will manage the completed hotel for a term of 10 years with an option for a further 10 years. Pursuant to the terms of our agreements, certain out-of-pocket expenses associated with our development of the hotel will be reimbursed to us from revenues from the hotel's operations. Upon completion, this hotel will be a One&Only property.

Reorganization of Capital Structure

Issuances of 8⅞% Senior Subordinated Notes

In August 2001, Kerzner along with KINA (together, the "Companies") issued $200.0 million principal amount of 8⅞% senior subordinated notes due 2011 (the "8⅞% Senior Subordinated Notes"), which, after costs, resulted in net proceeds of approximately $194.0 million. All of the proceeds received from the issuance of the 8⅞% Senior Subordinated Notes were advanced to one of our wholly owned subsidiaries, Kerzner International Bahamas Limited ("KIB"), to repay amounts outstanding under our Amended Revolving Credit Facility.

In May 2002, the Companies issued an additional $200.0 million of 8⅞% Senior Subordinated Notes and used the proceeds to repay the Companies' outstanding 9% Senior Subordinated Notes pursuant to the Tender Offer, Consent Solicitation and Redemption described below.

The 8⅞% Senior Subordinated Notes, which are unsecured obligations, are unconditionally guaranteed by substantially all of the wholly-owned subsidiaries of Kerzner and KINA. Interest on the 8⅞% Senior Subordinated Notes is payable semi-annually and commenced on February 15, 2002. The indenture for the 8⅞% Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments. We believe we are in compliance with all such covenants as of December 31, 2003. All of our outstanding 8⅞% Senior Subordinated Notes are subordinated to the borrowings under our Amended Revolving Credit Facility.

Derivative Financial Instruments

In August and December 2001, we entered into fixed-to-variable rate interest rate swap agreements (the "Swap Agreements") designated as fair value hedges on $200 million principal amount of our 8⅞% Senior Subordinated Notes. In September 2003, we canceled $25.0 million of our $200.0 million Swap Agreements, resulting in $175.0 million of fair value hedges on our 8⅞% Senior Subordinated Notes as of December 31, 2003. The Swap Agreements have rates of 6-month LIBOR plus 291 to 302 basis points.

Amended Revolving Credit Facility

On November 13, 2001, Kerzner, KINA and KIB, as co-borrowers, entered into the Amended Revolving Credit Facility with a syndicate of banks (the "Lenders"), with Canadian Imperial Bank of Commerce ("CIBC") acting as administrative agent. The borrowings then outstanding under the previous revolving credit facility, were paid in full by KIB. Under the Amended Revolving Credit Facility, the maximum amount of borrowings that may be outstanding is $253.5 million, subject to the borrowing base discussed below and certain other conditions. This amount reflects the permanent reduction in commitments of $46.5 million effective August 14, 2003 related to our guarantee of the same amount in connection with the local project financing at the One&Only Palmilla.

The Lenders have agreed that up to an additional $50.0 million of borrowings may be available under certain circumstances. Effective January 1, 2003, the lenders agreed that borrowings under our Amended Revolving Credit Facility are based on a borrowing base calculation, such that we can draw the lesser of a borrowing base or the commitment amount. See "Item 10. Additional Information, (C) Material Contracts—Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility" for a description of the borrowing base.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC's base rate or (b) the Federal Funds rate plus one-half of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to EBITDA ratio during the period, as defined (the "Leverage Ratio") or (ii) the London Interbank Offered Rate ("LIBOR") rate plus 1.25% to 2.75% based on the Leverage Ratio. For loans based on the LIBOR rate, interest is payable on the last day of each applicable interest period, or the date of any payment or prepayment of such loans. For loans based on the Alternate Base Rate (as defined), interest is payable quarterly. At December 31, 2003, the weighted average interest rate on amounts outstanding under the Amended Revolving Credit Facility, excluding ongoing commitment, agency and letter of credit fees related to the maintenance of the facility, was 3.50%. Loans under the Amended Revolving Credit Facility may be prepaid and re-borrowed at any time and are due in full in November 2006. Commitment fees are calculated at per annum rates ranging from 0.25% to 0.50% based on the Leverage Ratio, applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

The Amended Revolving Credit Facility contains affirmative and restrictive covenants that Kerzner must comply with, which among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. As of December 31, 2003, Kerzner believes that it was in compliance with all of such covenants.

There were no borrowings outstanding as of December 31, 2003 under the Amended Revolving Credit Facility. Under the borrowing base calculation as of December 31, 2003, our borrowing limit was $253.5 million (after giving effect to the Palmilla guarantee referenced above), as the borrowing base calculation exceeded the commitment amount. Our availability as of December 31, 2003 was $237.0 million, due to the $16.5 million in outstanding letters of credit. All amounts outstanding are unconditionally guaranteed by all significant subsidiaries that are a party to the Amended Revolving Credit Facility.

Tender Offer, Consent Solicitation and Redemption

On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% Senior Subordinated Notes. In conjunction with the tender offer, we solicited consents to proposed amendments to the indenture governing the 9% Senior Subordinated Notes. The tender offer expired on June 5, 2002. At the expiration, a total of $177.5 million of the outstanding $200.0 million aggregate principal amount of the notes were tendered and accepted for purchase in the tender offer. On

June 21, 2002, we redeemed, in accordance with the terms of the indenture governing the notes, all of the 9% Senior Subordinated Notes that remained outstanding at the time, at the applicable redemption price of $1,045 per $1,000 of principal amount thereof, plus interest accrued to the redemption date. We used the net proceeds from the issuance of $200.0 million of our 8⅞% Senior Subordinated Notes on May 20, 2002 to retire our outstanding 9% Senior Subordinated Notes pursuant to the tender offer and redemption.

Shelf Registration

In May 2002, Kerzner and KINA filed a universal shelf registration statement on Form F-3 (the "Universal Shelf") with the SEC relating to the sale of up to $500.0 million in securities. The Universal Shelf allows us flexibility as to the type of security we could choose to sell in the future, including various types of debt securities, Ordinary Shares, preference shares and warrants, and replaces the 1997 Shelf Registration. We may also utilize the Universal Shelf to register secondary sales of Ordinary Shares by selling shareholders. In connection with a settlement agreement with Kersaf, a major shareholder of Kerzner, on December 18, 2002, an indirect subsidiary of Kersaf sold 2.3 million Ordinary Shares of Kerzner (the "Kersaf Offering") in a registered public offering, using securities registered under the Universal Shelf. Securities registered under the Universal Shelf may be offered from time to time directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

In November 2003, pursuant to Rule 12h-3 of the Exchange Act, KINA suspended its obligation to file periodic reports under the Exchange Act. Accordingly, KINA will no longer issue or co-issue any securities registered pursuant to the Universal Shelf.

Redemption of 8⅝% Senior Subordinated Notes

On November 27, 2002, we called for the redemption of the entire outstanding principal amount of our 8⅝% senior subordinated notes due 2007 (the "8⅝% Senior Subordinated Notes") pursuant to the terms of the indenture governing these notes. We purchased $25.8 million of the 8⅝% Senior Subordinated Notes through transactions on the open market. On December 27, 2002, we redeemed the remaining $74.2 million aggregate principal amount outstanding at the redemption price of 104.313%, or $1,043.13 for each $1,000.00 of principal amount outstanding, plus accrued interest.

Kersaf Offering

On December 18, 2002, Royale Resorts International Limited, an indirect subsidiary of Kersaf, completed the Kersaf Offering. We received approximately $32.1 million of the proceeds from the sale of 2.3 million Ordinary Shares pursuant to the terms of the settlement agreement entered into by Kerzner, Kersaf and certain of its affiliates and certain other parties. See "Item 7. Major Shareholders and Related Party Transactions, (B) Related Party Transactions—Global Settlement."

Recent Developments

Wembley Investment

On March 10, 2004, we announced that we entered into a joint venture, BLB Investors, L.L.C. ("BLB"), with an affiliate of Starwood Capital Group Global, L.L.C. and an affiliate of Waterford Group, L.L.C. for the purpose of acquiring an interest in Wembley plc ("Wembley"), which owns gaming and track operations in the United States and race tracks in the United Kingdom. Wembley's United States operations include its flagship property, Lincoln Park in Rhode Island, where it owns a greyhound racetrack with 2,272 video lottery terminals.

BLB, which is 25% owned by us, 25% owned by Waterford, and 50% owned by Starwood, acquired on March 10, 2004 from funds managed by Active Value Fund Managers Limited ("Active

Value") 2,811,108 shares of Wembley's issued share capital (representing approximately 8% of Wembley), at a price of £8.00 per share. BLB also entered into other arrangements with Active Value on March 10th and March 18th relating to the purchase of Active Value's remaining 4,921,392 shares of Wembley's issued share capital (representing approximately 14% of Wembley), which could increase its total holdings in Wembley up to approximately 22% (subject in all cases to necessary notifications and filings and waiting periods expiring under the Hart-Scott-Rodino Antitrust Improvements Act of 1976).

BLB has an option to purchase 2,391,178 of Active Value's remaining shares (representing approximately 6.9% of Wembley) at £8.00 per share if it announces a firm offer for Wembley on or before March 30, 2004. If there is such an announcement, BLB has agreed to purchase all 4,921,392 of Active Value's remaining shares (representing approximately 14% of Wembley) at the offer price (which may be £8.00 per share or greater). If BLB has not announced a firm offer for Wembley on or before March 30, 2004, Active Value may put 520,576 Wembley shares (representing 1.5% of Wembley) to BLB at a price of £8.00 per share. There can be no certainty that BLB will make an offer for Wembley, and, if an offer is made, whether it would be successful.

On January 27, 2004, MGM Mirage announced that it had made an offer for all of Wembley's outstanding shares at £7.50 per share. The boards of MGM Mirage and Wembley have announced that they have reached agreement to recommend the terms of MGM Mirage's bid to its shareholders. Approval of MGM Mirage's bid is dependent on its receiving the affirmative vote of three-fourths in value of the holders of Wembley's shares.

Kersaf Share Ownership

On March 29, 2004, Kersaf filed with the SEC an amendment to its Schedule 13D filed on July 19, 2001, in which it disclosed that Kersaf and certain of its affiliates sold 498,900 Ordinary Shares between October 10, 2003 and March 26, 2004. The share ownership information provided in this document does not reflect the updated information disclosed in Kersaf's latest amendment to its Schedule 13D.

Colony Option

In February 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we agreed to sell the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary of Colony RIH Holdings, Inc. (the "Purchaser") for a sale price of $40.0 million. The sale was completed on March 18, 2004. The sale price was paid in the form of a promissory note which will mature on March 16, 2009 (the "NJ Note"). The NJ Note will begin accruing interest on September 30, 2004 at a rate of 4.0%, which will increase at various intervals from the closing date of the transaction. All principal and interest due under the NJ Note will be due on March 16, 2009, which date may be accelerated by us in certain circumstances. The NJ Note is secured by a first mortgage on the property sold and will be guaranteed by Colony RIH Holdings, Inc. (the direct parent company of the Purchaser) initially in an amount limited to $20.0 million, which will generally increase in increments of $5.0 million annually. The NJ Note will also be guaranteed by Resorts International Hotel and Casino, Inc. This guarantee will go into effect when that company's outstanding public indebtedness, which is due on March 9, 2009, has been paid.

(B) Business Overview

We are the developer, owner and operator of Atlantis, Paradise Island, a 2,317-room island destination resort and casino complex in The Bahamas, and a leading developer and operator of gaming entertainment properties and luxury resort hotels worldwide. Atlantis, Paradise Island, our flagship property, is a premier destination resort property that we believe has strong brand recognition. We recently have entered into an agreement to form a joint venture to develop and manage a second Atlantis resort, Atlantis, The Palm in Dubai, United Arab Emirates.

Our gaming business is focused on owning, developing or managing casino properties in attractive markets where we can capitalize on our development and operating expertise. We developed and earn revenues from Mohegan Sun in Uncasville, Connecticut, which is owned and operated by the MTGA. Following the completion of a major expansion in June 2002, we believe Mohegan Sun is among the largest and most profitable casinos in the U.S.

Our luxury resort hotel business consists of a collection of owned and/or managed premier properties that primarily operate in the five-star, deluxe end of the resort market in The Bahamas, Mauritius, Dubai, the Maldives and Mexico under the One&Only brand. We also expect to develop additional properties in Cape Town, South Africa, the Maldives and Havana, Cuba.

The Properties

Destination Resorts

Atlantis, Paradise Island

Our flagship property is Atlantis, Paradise Island, a 2,317-room ocean-themed resort and casino located on Paradise Island, The Bahamas. Since acquiring the property in 1994, we have invested approximately $1.0 billion to create a unique destination casino resort that caters to multiple segments of the resort and casino gaming markets. The property features a 100,000 square foot entertainment complex that includes the largest casino in the Caribbean market, an 88,000 square-foot convention facility and 30,000 square feet of retail space. Atlantis, Paradise Island celebrates the wonders of the sea and is inspired by the myth of the lost continent of Atlantis. The ocean-themed environment of Atlantis, Paradise Island includes:

- three interconnected hotel towers, the Beach, Coral and Royal Towers, built around a 7-acre lagoon;
- a 34-acre waterscape which features the world's largest open air marine habitat, showcasing over 200 species of marine life, waterfalls, lagoons and adventure walks;
- "The Dig," an area through which visitors can walk surrounded by sharks, numerous species of tropical fish, sea turtles, stingrays and other marine life;
- several thrill waterslides, including the Mayan Temple slide, which propels guests through an acrylic tube in a shark-infested tank;
- the largest casino in the Caribbean market;
- a 63-slip, full-service Marina at Atlantis, Paradise Island, which enjoys some of the highest docking rates in the Caribbean market and can accommodate yachts up to 200 feet in length; and
- Harborside at Atlantis, a timeshare project located adjacent to Atlantis, Paradise Island, developed through a joint venture with a subsidiary of Starwood.

We acquired the property in May 1994 for $125.0 million and redeveloped the property into an ocean-themed destination resort through an initial $140.0 million capital expenditure program. The property achieved an average occupancy and average daily room rate of 85% and $122, respectively, in 1995, a substantial increase from the 62% and $95, respectively, achieved in 1993 under previous management. Seeking to capitalize on the early success of Atlantis, Paradise Island, we began construction of an approximate $640.0 million expansion of the property in 1997. This major expansion was completed in December 1998 and effectively doubled the size of Atlantis, Paradise Island. The 1998 expansion included a 1,200-room hotel, a new 100,000 square foot entertainment complex that includes a casino containing approximately 900 slot machines and 80 table games, a new marina, and an expansion of the ocean-themed environment. During 1999, we completed several additional development projects at Atlantis, Paradise Island, including the addition of 30,000 square feet of new

retail and restaurant space, the conversion of a previously existing 30,000 square foot casino space into a convention center and the construction of a sports center, including an 18-hole Tom Fazio-designed putting course and a tennis center.

During the second half of 2000, we completed an extensive capital expenditure program of approximately $20.0 million at Atlantis, Paradise Island's Beach Tower. This program included the renovation of all of the Beach Tower's 425 rooms and improvements to certain public spaces. During 2001, we completed a major capital expenditure program of approximately $20.0 million to complete renovations at the Ocean Wing of Atlantis, Paradise Island's Coral Towers. This included the renovation of approximately 400 rooms, including improvements to certain public spaces.

To add to our product mix at Atlantis, Paradise Island, we developed Harborside at Atlantis, a timeshare project adjacent to Atlantis, Paradise Island, through a joint venture with a subsidiary of Starwood. As part of the joint venture agreement, Starwood contributed cash and we contributed land, based on the number of units to be developed. The first phase of the project was completed in February 2001 and consisted of 82 two-bedroom units. We began selling the units in May 2000 and have sold approximately 89% of the units through December 31, 2003. In August 2002, Harborside at Atlantis was closed to repair water damage primarily resulting from 2001's Hurricane Michelle. During the fourth quarter of 2002, these repairs were completed and the resort reopened in December 2002. During the temporary closure, Harborside at Atlantis' guests were moved to Atlantis, Paradise Island. Our share of construction remediation costs from Harborside at Atlantis was $6.9 million in 2002 and $1.8 million in 2003. During 2002, we recorded equity losses of $5.2 million, resulting from the $6.9 million remediation charge offset by $1.7 million equity earnings from Harborside at Atlantis' operations. During 2003, we recognized $3.3 million in equity earnings from Harborside at Atlantis. During the fourth quarter of 2003, our portion of insurance recovery related to the remediation was $1.5 million and therefore the earnings for the year ended December 31, 2003 have been increased by that amount. Representatives of Harborside at Atlantis are still in negotiation with the insurers and Harborside at Atlantis may receive an additional recovery during 2004. We intend to commence our second phase of timeshare development at the end of the second quarter of 2004 with an expected completion by 2005. This expansion is subject to approval by the board of directors of Starwood.

In May 2003, we announced that we had entered into an agreement with the Bahamian Government with respect to the Phase III Expansion on Paradise Island in order to continue to expand the Atlantis, Paradise Island resort to capitalize on the demand for rooms and the strength of Atlantis' brand. Our new Heads of Agreement with the Bahamian Government relates to the following projects, which collectively constitute the Phase III Expansion:

- a new 1,200-room hotel to be located on the site of the former Pirates' Cove and Paradise hotel sites and expansion of the existing convention facilities by at least 50,000 square feet (the "New Hotel and Facilities");
- three luxury villas at the One&Only Ocean Club (the "Ocean Club Villas");
- four new restaurants and additional retail space on a seven-acre site adjacent to the Atlantis, Paradise Island Marina (the "Marina Village");
- expansion of the water-based attractions of Atlantis, Paradise Island, including, subject to environmental approvals, a new dolphin swim attraction (the "Expanded Attractions");
- the construction and initial equipping of a fire and ambulance station on land owned by us, to be operated and maintained by the Bahamian Government under a long-term lease (the "Fire and Ambulance Station");
- the right to develop, upon environmental approval, a new 18-hole golf course on Athol Island, which lies just east of Paradise Island, in partnership with an agency to be nominated by the Bahamian Government (the "Athol Golf Course");

- expansion of the existing water production and treatment plant and any other private infrastructure upgrades or expansions necessary to accommodate the other elements of Phase III (the "*Utilities and Infrastructure Expansion*"); and
- an expansion of Harborside at Atlantis by the addition of 116 time share units which will include two and three bedroom lock-off units on adjacent land ("*Harborside Phase II*").

The Phase III Expansion is divided into two parts. Phase III-A, as to which the Company was committed to (and did in fact) commence initial construction on certain aspects by December 31, 2003, is comprised of the Ocean Club Villas, Marina Village, the Fire and Ambulance Station and Harborside Phase II. Phase III-B, as to which the Company has the option to commence initial construction by December 31, 2004 or determine not to proceed with this part of the expansion, is comprised of the New Hotel and Facilities, the Athol Golf Course, the Expanded Attractions and the Utilities and Infrastructure Expansion. The Company is permitted to move any elements of the expansion from Phase III-B to Phase III-A at its discretion, without prejudice to any eventual decision not to proceed with the remaining elements of Phase III-B.

The Company has commenced construction of Ocean Club Villas, as well as the addition of several new amenities, including a boardroom, gift shop, kids pool and expanding exercise room to the One&Only Ocean Club. This expansion is expected to be completed by the summer of 2004. During 2004, the Company expects to commence development on Marina Village and Harborside Phase II, both of which are expected to be completed in 2005. Harborside Phase II is subject to approval by the board of directors of Starwood. Our share of the total cost of the Ocean Club Villas, Marina Village, the Fire and Ambulance Station and Harborside Phase II is approximately $110 million. If we elect to proceed with Phase III-B, construction of Phase III-B, which constitutes the largest portion of the Phase III Expansion and includes the New Hotel and Facilities, the Athol Golf Course, the Expanded Attractions and the Utilities and Infrastructure Expansion, is expected to commence in late 2004 and be completed by Christmas 2006. The elements of Phase III-B are in the architectural planning stage and, if completed, are expected to cost approximately $600 million, exclusive of pre-opening costs.

A complete description of the Heads of Agreement can be found in "Item 4. Information on the Company, (B) Business Overview—Certain Matters Affecting Our Bahamian Operations—Heads of Agreement."

On September 19, 2003, we announced that we had entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited on Paradise Island for approximately $40 million. The approximate 20-acre site is adjacent to the proposed site of the New Hotel and Facilities. Through certain Bahamian subsidiaries (the "Bahamian Operations"), we now own approximately 514 acres (exclusive of the Club Méditerranée property) on Paradise Island (or almost 70% of Paradise Island), including approximately 95 acres of undeveloped land. The Phase III Expansion will use approximately 50 acres of currently undeveloped land. In connection with this acquisition, the Company obtained an option to purchase certain adjacent land lots for an option price of $5.0 million. The option term is for three years and expires on October 29, 2006.

We also own and operate the One&Only Ocean Club, a high-end luxury resort hotel, as well as the Ocean Club Golf Course. Through our Bahamian Operations, we also own and operate shops, restaurants, bars and lounges, tennis courts and other resort facilities on Paradise Island, as well as roads and other land improvements on Paradise Island and a water and sewage system which serves, at stated charges, substantially all facilities on Paradise Island, including non-affiliated customers.

Paradise Island is easily accessible by air from London and the eastern U.S. and has an extensive infrastructure. The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This airport is served by several carriers offering scheduled jet service from London, New York, Atlanta, Charlotte, Toronto, Miami, Washington D.C. and other cities. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Atlantis, The Palm

In September 2003, we announced that we had agreed to form a joint venture with Nakheel LLC, a government-owned entity in Dubai, to develop Atlantis, The Palm. We currently estimate that the first phase of the project will cost at least $650 million and will include a 1,000-room resort and an extensive water theme park situated on 1.5 miles of beachfront. Atlantis, The Palm will be located on The Palm, Jumeirah, a $1.5 billion land reclamation project in Dubai. We and Nakheel have each agreed to invest $60 million in the form of equity financing to the project, with the balance of the financing, which may include an equity component, expected to be raised at the project level. As part of Kerzner's equity commitment to the project, it expects to invest approximately $21 million in 2004. As part of the transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

Gaming

Mohegan Sun

Our gaming business is focused on owning, developing or managing casino properties in attractive markets where we believe we can capitalize on our development and operating expertise. We own a 50% interest in, and are a managing partner of, Trading Cove Associates, a Connecticut general partnership that developed and initially managed Mohegan Sun, a casino and entertainment complex in Uncasville, Connecticut. TCA managed Mohegan Sun from its opening in October 1996 to December 31, 1999 pursuant to a Management Agreement from which TCA earned management fees based on a percentage of Mohegan Sun's earnings after depreciation and interest.

In 1998, the MTGA, appointed TCA to develop the $1.0 billion "Project Sunburst" expansion of Mohegan Sun pursuant to a development services agreement (the "TCA Development Agreement") for a development fee of $14.0 million. In turn, TCA subcontracted with an affiliate of the Company pursuant to a subcontract development services agreement, which was later assigned to the Company. In consideration for the services to be provided under the subcontract, TCA paid a fee to the Company.

In addition, TCA and the Mohegan Tribe entered into the Relinquishment Agreement whereby it was agreed that effective January 1, 2000, TCA would turn over management of Mohegan Sun to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and TCA receives annual payments of five percent of the gross revenues of Mohegan Sun for the 15-year period that commenced January 1, 2000. The relinquishment fees pursuant to the Relinquishment Agreement ("Relinquishment Fees") are divided into senior and junior relinquishment payments, which equal 5.0% of revenues. Revenues are generally defined as gross gaming revenues (other than Class II gaming revenue, i.e. bingo) and all other facility revenues, including hotel revenues, food and beverage sales, parking, ticket revenues and other fees or receipts from the convention/events center generated by Mohegan Sun, including the Project Sunburst expansion described below. Revenues will exclude any revenues generated by any other future expansion of the Mohegan Sun. TCA's right to receive the Relinquishment Fees is junior to certain payments by the MTGA to the Mohegan Tribe and holders of its indebtedness. The senior and junior Relinquishment

Fees from the MTGA to TCA rank behind all of the MTGA's obligations to pay certain minimum priority distributions to the Mohegan Tribe and all of the MTGA's existing and future senior secured indebtedness. The junior fees also rank behind all unsecured indebtedness.

For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the Relinquishment Fees it receives each year (after the return of certain expenses and capital contributions) pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners.

We are one of two managing partners of TCA. All decisions of the managing partners require the concurrence of us and the other managing partner, Waterford Gaming, L.L.C. In the event of deadlock there are mutual buy-out provisions. TCA's partnership agreement will terminate on December 31, 2040, or earlier in certain circumstances, in accordance with its terms.

Mohegan Sun incorporates its historical Native American theme through unique architectural features and the use of natural design elements such as timber, stone and water. Mohegan Sun is located on 240 acres and currently features the 176,500 square foot Casino of the Earth and the 119,000 square foot Casino of the Sky, which combined have approximately 6,200 slot machines, 260 table games and various other amenities, and a recently opened 34-story, 1,200-room luxury hotel.

Mohegan Sun is located approximately one-mile from the interchange of Interstate 395 and Connecticut Route 2A in Uncasville, Connecticut and is within 150 miles of approximately 22 million adults. Mohegan Sun spent $40.0 million for infrastructure improvements providing direct highway access to the property from Boston, Providence and New York.

We oversaw the $1.0 billion "Project Sunburst" expansion of Mohegan Sun through TCA, which was completed in June 2002. This expansion included the Casino of the Sky, a 10,000-seat arena, a 300-seat cabaret, and specialty retail areas and restaurants that opened in September 2001. The expansion also included a 100,000 square foot convention center and a 34-story, 1,200-room luxury hotel that opened with 734 rooms in April 2002. Mohegan Sun opened the remaining rooms in phases through June 2002 and also added an additional 2,700 parking spaces in June 2002.

We believe the Connecticut gaming market has been extremely strong and that Mohegan Sun's unique design and superior location have helped it to become one of the most profitable casinos in the U.S. Since opening, gross revenues at the property have grown to $1.28 billion for the twelve months ended September 30, 2003, a 14.2% increase over the twelve month period ended September 30, 2002.

United Kingdom

In April 2003, we agreed to acquire from LCI for $2.1 million a gaming license and property located in the city of Northampton, England. The city of Northampton is approximately 70 miles north of London and approximately 1.3 million people live within 25 miles of the city. We have submitted an application for a certificate of consent to the Gaming Board of Great Britain in order to transfer the gaming license and expect this process to be completed during the second quarter of 2004. We ultimately expect to develop and operate a new casino facility on an approximate 30,000 square foot site, which is expected to cost approximately $15 million and open in 2005. The development of this facility is still subject to the approval of local planning authorities.

In September 2003, we announced that we had entered into an agreement with a commercial entity that provides for Kerzner to participate in the development of the UK Project. The UK Project is planned to include retail, entertainment and leisure components and it is expected to also include a casino and hotel. Kerzner's role in the UK Project would consist of a first phase to develop and operate a large scale casino and a second phase to develop and operate a new hotel. Subject to any changes in the expected scope of the UK Project related to United Kingdom gaming laws or other factors, Kerzner estimates that the UK Project would cost in the range of $350 million, and that a majority of this cost is expected to be financed on a non-recourse project basis. Kerzner made an initial

payment of $4.0 million upon execution of the agreement as partial consideration for the transaction. This transaction is subject to numerous conditions, including the enactment of appropriate gaming legislation in the United Kingdom that would allow for the proposed casino, the granting of applicable gaming board, licensing, planning and council permissions under local laws and agreement between the parties on various aspects of the design and construction of the UK Project. If the UK Project goes forward, construction of the casino is expected to commence as soon as practicable after the passage of appropriate gaming legislation and the receipt of local approvals, while the development of the hotel is expected to commence after the construction of the casino is completed.

One&Only

Our One&Only business consists of a collection of managed and/or owned premier luxury resort properties that primarily operate in the five-star, deluxe end of the market. In December 2002, we introduced our One&Only brand for certain of our luxury resort properties. We are now marketing six of our properties under our One&Only brand. We expect that our new managed property under development on Kaafu Atoll in the Maldives ("Kaafu Atoll"), a 130-room luxury resort that we expect to open in 2005, Hotel Saratoga, a 100-room luxury resort in Havana that we expect to open in early 2005, together with other similar luxury resorts we develop or acquire in the future, will operate under our One&Only brand. In addition, we have agreed to acquire a minority interest in a joint venture that expects to develop and manage a new property in Cape Town, South Africa. We do not currently plan on using the brand for Sugar Beach Resort, La Pirogue Hotel or Le Coco Beach Hotel. We value outstanding design, unusual locations and genuine hospitality at our resorts and do not believe in applying simple "formulas." We believe that all of our properties, most of which have been constructed or renovated within the last four years, offer guests a singularly distinctive experience.

Located on what we believe to be some of the leading beach locations in the world, these resorts are architecturally unique and have been developed to blend into their natural environment. Our luxury resort business currently consists of five properties in Mauritius (two of which, Le Saint Géran and Le Touessrok, are One&Only properties), the One&Only Royal Mirage in Dubai, the One&Only Kanuhura in the Maldives, the One&Only Ocean Club on Paradise Island, The Bahamas and the One&Only Palmilla, near Cabo San Lucas, Mexico. We expect to leverage our existing management expertise and business infrastructure and continue to grow this segment of our business in the Caribbean, the Indian Ocean, The Bahamas, the Middle East, Africa and Southeast Asia to obtain additional management contracts, which may also include strategic equity investments and debt financing.

As of December 31, 2003, we were managing approximately 2,000 rooms. As part of our strategy, we sometimes take ownership positions in the properties that we operate. As of December 31, 2003, the properties we operate are as follows:

Property	Location	Percentage Ownership	Number of Rooms
One&Only Ocean Club	The Bahamas	100.0%	106
One&Only Palmilla	Mexico	50.0%	172
One&Only Le Saint Géran(1)	Mauritius	20.4%	163
One&Only Le Touessrok(1)	Mauritius	20.4%	200
One&Only Kanuhura	Maldives	20.0%	100
One&Only Royal Mirage	Dubai	—	466
Sugar Beach Resort(1)	Mauritius	20.4%	238
La Pirogue Hotel (1)	Mauritius	20.4%	248
Le Coco Beach Hotel(1)	Mauritius	20.4%	333

(1) Interest owned through Sun Resorts Limited.

The following properties are currently under development and will be marketed under the One&Only brand:

Property	Location	Percentage Ownership	Number of Rooms
Cape Town	South Africa	(1)	150
Kaafu Atoll	Maldives	—	130
Hotel Saratoga	Cuba	—	100

(1) Minority ownership interest to be determined.

One&Only Ocean Club

We own and operate the One&Only Ocean Club, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, The Bahamas. In October 2000, we completed an addition to the One&Only Ocean Club that comprised 50 rooms, including 10 deluxe suites, a gourmet beachfront restaurant, *Dune*, operated by Jean-Georges Vongerichten and significant enhancements to the existing pool and garden areas. The One&Only Ocean Club also features a 7,159 yard championship golf course designed by Tom Weiskopf and a clubhouse with 120 luxury oceanfront home sites situated around the golf course. The golf course is included in the destination resorts segment within Atlantis, Paradise Island. During May 2003, the One&Only Ocean Club was named best luxury resort in the Atlantic/Caribbean region by *Departures*, the luxury lifestyle magazine published exclusively for American Express Platinum and Centurion card members. The property achieved an average occupancy of 79% and an average daily room rate of $722 during 2003, compared to 68% and $695 in 2002.

As part of the Phase III Expansion discussed above, we have commenced construction on the development of three high-end luxury rental villas adjacent to the One&Only Ocean Club, as well as the addition of a high-end boardroom meeting facility. This expansion is expected to be completed by the summer of 2004.

As of December 31, 2003, we have closed on 112 of the 120 home sites available for sale and received approximately $118.4 million in gross proceeds from such sales. Of the eight remaining properties, we are developing four homes for resale on lots owned by us and have received deposits for three of the four additional remaining properties.

Mexico

In September 2002, we purchased a 50% ownership interest in the One&Only Palmilla, a deluxe five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. The One&Only Palmilla is located on what we believe is an outstanding site with the most extensive beach coverage of any of the leading hotels in the destination. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. The acquisition was funded through a combination of cash on hand and drawings under our Amended Revolving Credit Facility. The One&Only Palmilla was recently renovated and expanded and re-opened in January 2004 after refurbishment that expanded the room count to 172 rooms and significantly upgraded the amenities and public areas offered by the resort. The expansion was financed by One&Only Palmilla Resort through local project financing that is supported by a $46.5 million guarantee from Kerzner. In addition, we have agreed to provide completion loans to the One&Only Palmilla since it incurred expenditures in excess of budgeted amounts and it was unable to obtain third-party financing. During 2004, we expect to fund the One&Only Palmilla approximately $14.0 million in completion loans, $3.0 million of which has already been advanced. The total cost of the One&Only Palmilla renovation is approximately $102.0 million.

Indian Ocean

In Mauritius, we manage and own interests in five beach resorts:

- the 163-room One&Only Le Saint Géran (renovated in 2000);
- the 200-room One&Only Le Touessrok (renovated in 2002);
- the 238-room Sugar Beach Resort;
- the 248-room La Pirogue; and
- the 333-room Le Coco Beach.

The Mauritius properties cater primarily to luxury and middle-market tourists from Europe and southern Africa. The One&Only Le Saint Géran and the One&Only Le Touessrok offer deluxe five-star accommodations and we believe that such properties are among the finest beach resorts in the world. The One&Only Le Saint Géran and the One&Only Le Touessrok have been rated among the world's finest leisure hotels by *Condé Nast Traveler* magazine. The One&Only Le Saint Géran, which is classical in style, also was voted "Hotel of the Year 2002" by *Tatler* magazine in the United Kingdom. In December 2002, we completed a major redevelopment of the One&Only Le Touessrok. The architecture of the new resort is a blend of a natural island-style and contemporary design. The resort includes new restaurants, a new spa, a new championship golf course (which opened in November 2003) and other amenities to enhance its position in the luxury resort market.

Mauritius' tourist industry is mainly comprised of visitors from Great Britain, Germany, France, Italy and South Africa. Scheduled air service to and from Mauritius is provided through scheduled flights on numerous airlines, including Air France, British Airways, Cathay Pacific, Singapore Airlines, Air India, Air Mauritius, Condor and South African Airlines.

In the Maldives, located 600 miles southwest of the southern tip of India, we manage and own an interest in the One&Only Kanuhura, a 100-room luxury resort located on Kanuhura Island. In August 2001, we acquired 25% of the equity of the One&Only Kanuhura for approximately $3.8 million. Effective January 1, 2003, we sold 20% of this equity interest to SRL. As of December 31, 2003, we had provided debt financing to the One&Only Kanuhura of $3.6 million, excluding accrued interest. The One&Only Kanuhura was selected as "Hideaway of the Year 2001" by readers of *Hideaway* magazine. See Note 16—Related Party Transactions to the consolidated financial statements.

We have also entered into management and development agreements for a 130-room luxury resort on Kaafu Atoll, the Maldives that we expect to open in 2005. The management and development agreements related to this property are co-terminus with the owner's lease, which expires in 2020. This new five-star resort will occupy the site where a small resort was previously located. As part of this development, we have committed to provide certain financing arrangements to the current owner of the resort in an aggregate principal amount of up to $50.0 million to ensure completion of the new resort and provide for working capital on a standby basis.

We manage these resorts under long-term management contracts and receive management fees based upon a percentage of the revenues and gross operating profits of these properties. In December 2002, we entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives and securing an extension to our management contracts in Mauritius from 2008 until 2023. Effective January 1, 2003, SRL owns 20% of One&Only Management, and we own the remaining 80%. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009 for no consideration, at which time it will own 50% of One&Only Management. In connection with this transaction, we transferred to One&Only Management all of our Mauritius management agreements and the Kanuhura management agreement, and SRL purchased

20% of our debt and equity interests in the One&Only Kanuhura. In addition, pursuant to a subcontract arrangement with One&Only Management, we provide the comprehensive management services to the five Mauritius resorts and receive a management fee. Subject to certain conditions, SRL has a right of first refusal to participate equally with us in any new hotels developed by us in specified Indian Ocean territories. If SRL elects to participate in the equity or other funding of any such project, then the management agreement for that property will be held by One&Only Management. SRL's board of directors has approved the exercise of its right to participate on a proportionate basis (currently 20%) with us in connection with the Kaafu Atoll project.

Middle East

In the Middle East, we currently manage the One&Only Royal Mirage in Dubai, a luxury 466-room hotel, the first phase of which opened in August 1999. Under the terms of the management agreement, which expires in 2019, we receive management fees based on a percentage of the revenues and gross operating profits of the property. We assisted in the expansion of the One&Only Royal Mirage, which opened at the end of 2002. The expansion of the property features 225 new luxury rooms, including a new 50-room ultra high-end boutique hotel.

Cuba

In November 2003, we entered into agreements to manage and develop Hotel Saratoga, a 100-room hotel currently under renovation in Havana, Cuba, which we expect to open in early 2005. Kerzner is assisting in the design and renovation of the hotel and will manage the completed hotel for a term of 10 years with an option for a further 10 years. Pursuant to the terms of our agreements, certain out-of-pocket expenses associated with our development of the hotel will be reimbursed to us from revenues from the hotel's operations. Upon completion, this hotel will be a One&Only property.

South Africa

On November 14, 2003, we announced that we had entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited ("V&A Waterfront") to develop a new luxury hotel at the highest end of the market in Cape Town, South Africa. We intend to form a joint venture with a local entity with limited financial resources in which we will own a minority interest to develop and operate a new 150-room One&Only luxury hotel to be located in The Victoria & Albert Waterfront, which is part of Cape Town's waterfront and harbor. In addition to an equity investment, we expect to provide financing assistance in the form of loans and/or guarantees. We expect to enter into a long-term land lease agreement with the V&A Waterfront which will permit the development, in conjunction with our local partner, to proceed. Architectural design work for the new hotel has commenced and construction is expected to start in 2005 and be completed by the end of 2006.

Internet Gaming

We previously owned and operated Kerzner Interactive Limited, an online Internet gaming site. During 2002, several countries made it increasingly difficult for their citizens to gamble on-line. Further, as a licensed operator in the Isle of Man, we imposed numerous restrictions and controls on how we operated this business, which had the effect of making it difficult for us to compete against companies operating in a less rigorous manner. As a result, we concluded that this business would not be economically viable in the short to medium term. We discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003.

In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station Casinos, Inc. ("Station"), who paid us a non-refundable deposit of $4.5 million in July 2002. Subsequently, this agreement was restructured and Station received an option through early January 2003 to purchase

50% of the operation in consideration for the $4.5 million previously received. During the first quarter of 2003, the Company and Station mutually agreed to terminate this transaction. Losses and closure costs in 2003 were more than offset by the recognition of income of the $4.5 million option consideration, which resulted in $1.3 million in income from discontinued operations, net of income tax effect for the year ended December 31, 2003. The losses from operations of Kerzner Interactive Limited of $8.1 million and $4.6 million for the years ended December 31, 2002 and 2001, respectively, have been reclassified to loss from discontinued operations, net of income tax effect.

Trading Cove New York

Through a wholly owned subsidiary, we own a 50% interest in, and are a managing member of, Trading Cove New York, LLC ("TCNY"), a Delaware limited liability company. In March 2001, TCNY entered into a development services agreement (the "TCNY Development Agreement") with the Stockbridge-Munsee Band of Mohican Indians (the "Stockbridge-Munsee Tribe") for the development of a casino project (the "Catskill Project") in the Catskill region of the State of New York (for purposes of this section, the "State"). The TCNY Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State, but is federally recognized and operates a casino on its reservation in Wisconsin. The Stockbridge-Munsee Tribe has land claim litigation pending in the U.S. District Court for the Northern District of New York (the "Court") against the State, the counties of Madison and Oneida and several municipalities to recover lands within the state that it alleges were wrongfully taken from the tribe. The Court had stayed the litigation for a number of years but in the fourth quarter of 2003, the Court lifted the stay in an effort to advance the litigation. Presently, there are cross motions for summary judgment filed by the parties concerning procedural jurisdictional issues, which motions are being considered by the Court.

Pursuant to the TCNY Development Agreement, as amended, TCNY would provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Catskill Project. If the Catskill Project is approved, TCNY will earn a development fee in an amount equal to five percent of gross revenues as compensation for these services (subject to certain priorities), as defined in the TCNY Development Agreement, beginning with the opening of the Catskill Project and continuing for a period of 20 years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the "County"), of which approximately 333 acres are currently designated for the Catskill Project. In February 2002, the Tribe filed a Land to Trust Application with the U.S. Department of the Interior, Bureau of Indian Affairs (the "BIA"), for the Catskill Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtains other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes (Chapter 383 of the Laws of 2001). In January 2002, a lawsuit was filed in the Supreme Court of the State of New York (the "Supreme Court") (Index No. 719-02) by various plaintiffs against New York Governor George Pataki, the State of New York and various other defendants alleging that Chapter 383 of the Laws of 2001 violates the New York State Constitution. Motions to dismiss the litigation were filed in April 2002. In July 2003, the Supreme Court issued a ruling upholding the validity of Chapter 383 of the Laws of 2001. The plaintiffs have appealed that decision to the Appellate Division of the New York Supreme Court.

In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Catskill Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Catskill Project.

The Catskill Project is contingent upon the receipt of numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe or whether the Catskill Project will be completed.

We are one of two managing members of TCNY. All decisions of the managing members require the concurrence of us and Waterford Development New York, LLC, the other managing member. In the event of deadlock there are mutual buy-out provisions.

The Company's investment in TCNY is reflected within investments in associated companies in the accompanying consolidated balance sheets. As of December 31, 2003, we have funded $5.0 million to TCNY.

Florida

Our indirect wholly-owned subsidiary, Kerzner International Resorts, Inc., a Florida corporation, together with its subsidiaries based in Florida, provides general and administrative support services, marketing services, travel reservations and wholesale tour services for our Atlantis, Paradise Island and certain One&Only operations. To a much lesser extent, they also provide travel reservation services for Harborside and other unaffiliated resort properties in The Bahamas.

France

Through an indirect wholly owned subsidiary, we own a tour operator company in France, Solea Vacances SA. Solea Vacances SA primarily services patrons in France, and, among other things, offers reservations services for travel to the five resorts in Mauritius, the One&Only Royal Mirage Hotel in Dubai and the One&Only Kanuhura in the Maldives.

Seasonality and Weather

Our business has historically been seasonal, with the largest number of patrons visiting The Bahamas during late December and the first three months of the calendar year. Accordingly, our revenues and operating profits have historically been higher during the first quarter than in successive quarters. In addition, The Bahamas, Mauritius and Mexico are subject to tropical weather and storms, which, if severe, can interrupt the normal operations and affect tourism. Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun as the principal means of transportation to this property is by automobile or bus. Higher revenues and earnings are typically realized from the Connecticut operations during the second and third quarters of the year.

In September 1999, Paradise Island was affected by Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating. The Paradise Island properties suffered approximately $45.0 million of property damage, for which remedial work was completed by year-end 1999, and we received a number of customer cancellations. At Atlantis, Paradise Island, 230 rooms were taken out of service for three months and the One&Only Ocean Club was closed for approximately three and one half months. We were fully insured for property loss and business interruption. Hurricane Floyd was the first significant hurricane to negatively impact Paradise Island in over thirty years.

In November 2001, Hurricane Michelle moved through The Bahamas. Although minimal disruption in our operations was caused by the storm, our properties (other than Harborside, which was closed from August 2002 through December 2002 due to water damage resulting primarily from Hurricane Michelle, see "Item 4. Information on the Company, (B) Business Overview") suffered approximately $28.3 million in damage that was substantially covered by our insurance policies. See "Item 3. Key Information, (D) Risk Factors—Our business is seasonal and severe weather conditions can adversely affect our business, results of operations or financial condition, or further increase our insurance premiums."

As a result of a more difficult insurance market, the fact that we have a concentration of assets in one location and that our properties are subject to the impact of hurricanes, we have experienced substantial increases in our insurance premiums and deductibles. See "Item 3. Key Information, (D) Risk Factors—Our insurance premiums and deductibles have increased."

Insurance Arrangements

In May 2002, we formed Aberdeen Insurance (Bermuda) Ltd. ("Aberdeen"), a wholly owned captive insurance company located in Bermuda. Aberdeen has been registered by the Bermuda Monetary Authority under The Insurance Act of 1978 as a Class 1 Insurer, and is utilized by the Company as a vehicle through which the Company places "all risk" property and business interruption insurance policy, including windstorm, for the Atlantis, Paradise Island and Ocean Club properties. Harborside at Atlantis is covered under a Starwood insurance policy. Although Aberdeen provides the Company with access to the reinsurance market at reduced administrative costs, all risks in excess of the Company's $15.0 million per occurrence/$30.0 million annual aggregate deductible (which is in turn in excess of an underlying operating company deductible of $50,000 for each and every loss) will continue to be 100% reinsured through the reinsurance market, thereby leaving Aberdeen with zero retained risk.

We believe our current insurance coverage represents optimum market availability at commercially available pricing.

Competition

General

The resort and casino industries are highly competitive. Our destination casino resorts compete with other resorts, hotels and casinos, including land-based casinos, riverboat, dockside and cruise ship on-board casinos and other forms of gaming as well as with other forms of entertainment. Our luxury resort hotels compete with other resorts and hotels in markets in which we conduct business. We believe the ability to compete effectively in these industries is based on a number of factors, including the scope, quality, location and accessibility of facilities, the effectiveness of marketing efforts, customer service, the relative convenience and costs of available transportation, service and the quality and price of rooms, food and beverages, convention facilities and entertainment.

Paradise Island

Our Paradise Island operations primarily compete with warm weather resort destinations, including Walt Disney World and other Orlando area attractions, as well as cruise ships and other hotels and resorts on Paradise Island, New Providence, Grand Bahama Island and the neighboring Caribbean islands. We estimate that there are approximately 8,500 hotel rooms on Paradise Island and New Providence combined, of which approximately 3,500 are located on Paradise Island, including 2,423 in hotels owned and operated by us. The Wyndham Nassau Resort, our primary competitor in The Bahamas, is an 850-room resort and casino. The One&Only Ocean Club also competes with a new Four Seasons property which opened on Great Exuma Island in The Bahamas in November 2003.

We also compete with The Resort and Casino at Bahamia (formerly the Princess Casino and Hotel) and Our Lucaya, both located on Grand Bahama Island, approximately 40 minutes by air from Paradise Island. The Resort and Casino at Bahamia includes a 20,000 square foot casino, a 965-room hotel, restaurants and other leisure facilities. Our Lucaya consists of a 749-room Westin and a 511-room Sheraton, and it recently opened a new 30,000 square foot casino.

Mohegan Sun

The Connecticut market is the fourth largest gaming market in the U.S., with approximately 22 million adults within 150 miles of Mohegan Sun. Mohegan Sun and Foxwoods Resort and Casino at present are the only two casinos in the Connecticut market. Foxwoods now has approximately 6,700 slot machines and, for the twelve months ended September 30, 2003, reported gross revenues of approximately $1.28 billion. The Oneida Nation operates a casino near Syracuse, New York and other Native American tribes in the states of New York, Rhode Island, Massachusetts and Connecticut are seeking approvals to establish gaming operations which would further increase competition, particularly for day-trip patrons. Mohegan Sun also competes with Atlantic City and several small Native American gaming facilities throughout the northeastern U.S.

In Connecticut, under the tribal-state compacts between the State of Connecticut (for purposes of this section, the "State") and the Mohegan Tribe and Foxwoods Resort and Casino, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land). In June 2002, the Federal Bureau of Indian Affairs ("BIA") issued a determination concerning the applications of two Connecticut bands of Eastern Pequot Indians, approving the federal recognition of the two bands as one federally recognized tribe known as the "Historic Eastern Pequot Tribe." The State and a number of Connecticut municipalities have filed an appeal of the BIA determination to the Department of the Interior, Board of Indian Appeals, which appeal is pending. The ultimate decision of the Department of the Interior may be appealed to the Federal courts. In addition, on January 29, 2004, the BIA granted federal recognition to a second group in Kent, Connecticut, the Schaghticoke Tribal Nation. The State of Connecticut is expected to appeal that decision just as it did the decision in the Historic Eastern Pequot case. Three other Indian groups in the Connecticut gaming market have filed applications with the BIA for federal recognition as Indian tribes, the Golden Hill Paugusett of Trumbull and two bands of Nipmuc Indians of Massachusetts that border Connecticut: the Hassanamisco Band of Sutton, and the Chaubunagungamaug Band of Dudley/Webster. The Sutton group has indicated an interest in gaming in Connecticut as have the Paugusett group, the Historic Eastern Pequot and the Schaghticoke. Each of these groups has expressed interest in obtaining trust lands for the purpose of conducting gaming in Connecticut.

Indian Ocean

In the Indian Ocean market, we primarily compete with other resorts on the islands in which we operate as well as other locations offering vacations to tourists from Europe, southern Africa and parts of Asia. SRL owns five major hotels in Mauritius. In the luxury end of the Mauritian hotels market, SRL owns two of the seven luxury hotels and offers a total of 363 of the approximately 1,000 luxury rooms in Mauritius. SRL faces more competition with the middle-market La Pirogue, Sugar Beach and Le Coco Beach hotels.

Maldives

The One&Only Kanuhura, a five-star resort, competes with other resorts in the Maldives as well as other locations offering vacations to tourists from Europe, southern Africa, and parts of Asia. The One&Only Kanuhura primarily competes with the five other five-star resorts in the Maldives. In this high-end market, the One&Only Kanuhura offers about 17% of the 577 available rooms.

Dubai

The premium leisure market in Dubai is mainly centered on the exclusive Jumeirah Beach "golden mile," which currently is host to nine competing five-star hotels, each with its own theme. The One&Only Royal Mirage, which has a distinctive local Arabian architecture and theme, focuses on the higher spending leisure traveler, the 620-room Jumeirah Beach Hotel focuses on the family and group incentive market, and the 500-room Royal Meridien focuses on the middle spending leisure holiday market. The One&Only Royal Mirage's 466 rooms account for over 12% of the beach rooms in Dubai. In addition, Medinat Jumeirah is a new property that will be built in two phases. The first phase, which was completed during the third quarter of 2003, consists of 300 rooms. The Medinat Jumeirah is expected to increase to 900 rooms following the completion of the second phase. This hotel will be at the five star level and it will compete directly with the One&Only Royal Mirage.

Dubai is creating the two largest man made islands in the world known as The Palm, Jumeirah and The Palm, Jebel Ali, which are designed to attract resort as well as residential developments and to substantially grow Dubai's tourism industry. These islands will be located adjacent to the Dubai coastline and will be connected by bridges to the mainland. Atlantis, The Palm will be situated on The Palm, Jumeriah. The two islands are expected to add over 50 new luxury hotels, as well as shoreline apartments and villas.

Mexico

In Mexico, we entered the luxury end of the market with our ownership interest in and management of the One&Only Palmilla, a deluxe five-star resort located near Cabo San Lucas in Baja, Mexico. The upscale four- and five-star resorts in Los Cabos, the tourism corridor between San Jose Del Cabo and Cabo San Lucas, account for approximately 2,500 rooms out of the total inventory of approximately 8,500 rooms. The market is mainly composed of incentive group travelers, golfers, romance, family and high-end vacationers. Three resorts cater to the five-star market, the One&Only Palmilla, Las Ventanas al Paraiso and Esperanza. Of these, only the One&Only Palmilla offers its own golf course, which we believe gives us a competitive advantage. The One&Only Palmilla was recently renovated and expanded and re-opened in January 2004 after a refurbishment that expanded the room count to 172 rooms and significantly upgraded the amenities and public areas offered by the resort. Currently, Las Ventanas al Paraiso, with 61 rooms, leads the market in average occupancy (in the 85% range) and average daily room rates (in excess of $700).

Outside of Los Cabos, domestic competition comes from the Four Seasons Punta Mita Resort in the Puerto Vallarta area of Mexico, which offers a similar resort and golf experience. Internationally, the Los Cabos resort area competes with Hawaii, California and Arizona.

Sales and Marketing

Our marketing goal is to drive demand direct from the consumer through high profile public relations, publications and special events promotions and advertising. To support our operations in The Bahamas, we maintain an inventory of rooms for distribution through our tour operator, PIV, Inc., an indirect wholly owned subsidiary. For the year ended December 31, 2003, PIV, Inc. generated tour operations revenues of approximately $28.9 million as compared to $29.0 million in 2002. Similarly, our operations in Mauritius, the Maldives and Dubai are supported primarily through our own European marketing offices. In addition, we channel distribution for all of our operations through primary wholesalers in the travel agent community with a favorable commission structure.

We spent approximately $24.9 million in 2003 on sales and marketing for our operations in The Bahamas. Pursuant to the Heads of Agreement described above under "Certain Matters Affecting Our Bahamian Operations—Heads of Agreement," we receive $4.0 million per year from the Bahamian Government toward the direct costs related to certain marketing events, public relations activities and the production and placement of advertisement in media through December 2007.

Certain Matters Affecting Our Bahamian Operations

Airline Arrangements

The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This airport is served by several carriers offering scheduled jet service from New York, Atlanta, Charlotte, Toronto, Miami, Washington D.C., London and other cities. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Union Contract Arrangements

In The Bahamas, as of December 31, 2003, approximately 3,680 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association has signed a new contract with the union that will expire on January 7, 2008. Labor relations in The Bahamas have been unstable at times with occasional work slowdowns occurring, not only at Atlantis, but also at publicly run entities such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country's largest private employer, we are sometimes the target of labor disputes. See "Item 3. Key Information, (D) Risk Factors—Work stoppages and other labor disputes could harm our financial condition and results of operations."

Casino License

Paradise Enterprises Limited ("PEL"), a subsidiary that is part of our Bahamian operations, is currently licensed to operate the Atlantis Casino under the Bahamian Gaming Act (the "Gaming Act"). In accordance with Bahamian casino licensing requirements, PEL is obligated to have its casino license renewed annually by the Gaming Board. In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island for a period expiring 20 years after the earlier of the date of the substantial completion of the Phase III Expansion or December 31, 2007. See "Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island."

Basic License Fee

Currently, the Gaming Act provides for taxes on casino revenues consisting of an annual basic license fee of $200,000.

Taxes and Fees

The following table summarizes for the periods shown the taxes and fees paid or accrued by our Bahamian operations under the Gaming Act and certain agreements with the Bahamian Government, as described below under "Heads of Agreement" (in thousands of U.S. dollars):

	Year Ended December 31,		
	2003	2002	2001
Casino license fees and win taxes	$11,295	$12,040	$10,749
Basic license fees	200	200	200
Total	$11,495	$12,240	$10,949

Heads of Agreement

We have an agreement with the Bahamian Government, which is titled Heads of Agreement. This agreement provides us with certain tax incentives in exchange for the Company investing in the expansion of Atlantis, Paradise Island. The most significant of these incentives are the casino fee and tax incentives.

We restated our agreement with the Bahamian Government on May 26, 2003, in anticipation of the Phase III Expansion on Paradise Island. The restated Heads of Agreement maintains the current basic casino tax and fee structure which calls for an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino tax of $4.3 million on all gaming win up to $20.0 million, a 12.5% win tax on gaming win between $20.0 million and $120 million and a 10% win tax on gaming win in excess of $120.0 million. Against this, the Company is entitled to a credit of $5.0 million in relation to the annual license fee and a 45% credit against all win tax on gaming win between $20.0 million and $120.0 million. With the commencement of construction of Phase III-A described in "Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island," the basic tax and fee structure was amended so that all gaming win in excess of $20.0 million is subject to a win tax of 10%, and is effective for a period of 20 years after the earlier of the date of the substantial completion of the Phase III Expansion and December 31, 2007 (such date, the "Relevant Date"). In addition, the $5.0 million credit against the annual license fee shall remain, and the credit against win tax shall become 50% against all win tax on gaming win over $20.0 million. However, the 50% credit will not apply to gaming win in excess of $175 million in any year through 2010 and $200 million in each succeeding year. These credits shall also apply from the commencement of construction of Phase III-A and extend for a period of 11 years from the Relevant Date.

In order to secure the tax incentives described in the preceding paragraph, we were obligated to commence construction on aspects of Phase III-A by December 31, 2003 and commence construction on the balance of Phase III-A by June 30, 2004. We notified the Bahamian Government on August 11, 2003 that we had commenced construction on aspects of Phase III-A and were therefore entitled to the accrual of the tax incentives described above as of such date. In the event that we do not proceed with Phase III-B, there will be a proportionate scaling back of the casino fee and tax incentives.

The Company has agreed to create a minimum of 2,000 new permanent jobs for Bahamians assuming completion of all elements of the Phase III Expansion. The Bahamian Government has also agreed to extend the expiration of the Company's casino license to the date that is 20 years after the Relevant Date. In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government has agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island until 20 years after the Relevant Date. Finally, the Company has also provided certain undertakings that include skills training, community development programs, and to the extent possible, a local stock ownership program for Bahamians.

The Heads of Agreement also provides for an extension of the Company's joint marketing agreement with the Bahamian Government pursuant to which the Bahamian Government will match the Company's contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media to promote the destination and the Company's Paradise Island properties, including the Phase III Expansion. This joint marketing agreement will expire on December 31, 2007.

This summary is qualified in its entirety by reference to the particular provisions of the Heads of Agreement, which can be found as Exhibit 99(2) to our Form 6-K filed on May 28, 2003.

The Commonwealth of The Bahamas

The Commonwealth of The Bahamas had a population of approximately 300,000 in 2003. The Bahamas includes approximately 700 islands, 29 of which are inhabited, and extends from east of the Florida coast to just north of Cuba and Hispañola. Over 60% of the population lives on New Providence Island, where Nassau, the capital of The Bahamas, is located. The Bahamas first obtained internal self-government in 1964 and became an independent nation within the British Commonwealth in 1973. The first elections under universal adult suffrage were held in November 1962. The former government was first elected in 1992 and re-elected in March 1997, having succeeded a government that was in power for over 20 years. On May 2, 2002, general elections were held and a new government elected, including a new Prime Minister and Deputy Prime Minister. The official language is English.

The currency of The Bahamas has been tied to the U.S. dollar since 1970 with an official exchange rate of U.S. $1.00 equal to 1.00 Bahamian dollar.

The Ministry of Tourism has historically spent over $60.0 million annually to promote The Bahamas.

Certain Matters Affecting Our Connecticut Operations

Regulation

The Mohegan Tribe is a federally recognized Native American tribe whose federal authorities recognition became effective May 15, 1994. In May 1994, the Mohegan Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate Class III gaming operations (slot machines and table games). Under this tribal-state compact, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State of Connecticut so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land).

Each of the partners of TCA must be licensed by relevant tribal and state authorities. Each of the partners of TCA has received a gaming registration from the Commissioner of Revenue Services of the State of Connecticut that is renewed annually.

Priority Payments

For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the Relinquishment Fees it receives each year (after the return of certain expenses and capital contributions) pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners.

Waiver of Sovereign Immunity

Pursuant to the Relinquishment Agreement, the Mohegan Tribe has waived sovereign immunity for the purpose of permitting, compelling or enforcing arbitration and has agreed to be sued by TCA in any court of competent jurisdiction for the purpose of compelling arbitration or enforcing any arbitration or judicial award arising out of TCA's agreement with the Mohegan Tribe. The parties have agreed that all disputes and claims arising out of TCA's agreement with the Mohegan Tribe or the Mohegan Tribe's gaming ordinance will be submitted to binding arbitration, which shall be the sole remedy of the parties, and that punitive damages may not be awarded to either party by any arbitrator. The Mohegan Tribe's waiver of sovereign immunity is limited to enforcement of monetary damages from undistributed or future net revenues of Mohegan Sun (or, under certain conditions, net revenues of other gaming operations of the Mohegan Tribe). Funds earned and paid to the Mohegan Tribe as

the Mohegan Tribe's share of net revenues prior to any judgment or award are not subject to the waiver and would not be available for levy pursuant to any judgment or award.

New Jersey Gaming Regulation

As a result of the Resorts Atlantic City Sale, effective April 25, 2001, we no longer operate a casino in Atlantic City. However, as the lessor of real estate in Atlantic City to Colony, KINA has been required to maintain a casino service industry license. As a result of the exercise by Colony of its option to purchase the real estate which we owned, KINA has been qualified by the New Jersey Casino Control Commission as a financial source of Colony due to its financing of the transaction with Colony, and KINA will maintain its casino service industry license. The sale was completed on March 18, 2004. See "Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments—Colony Option."

Environmental Matters

We are subject to federal, state and local laws and regulations that:

- govern activities or operations that may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous wastes, and
- impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals or other releases of hazardous substances.

From time to time, our operations have resulted or may result in noncompliance with applicable environmental laws. However, past noncompliance has not had, and we believe that future noncompliance, if any, would not have, a material adverse effect on our financial conditions or results of operations.

The Mohegan Sun site was formerly occupied by UNC, a naval products manufacturer of, among other things, nuclear reactor fuel components. UNC's facility was officially decommissioned on June 8, 1994, when the Nuclear Regulatory Commission confirmed that all licensable quantities of special nuclear material had been removed from the Mohegan Sun site and that any residual special nuclear material contamination was remediated in accordance with the Nuclear Regulatory Commission-approved decommissioning plan.

From 1991 through 1993, UNC commissioned an environmental consultant to perform a series of environmental assessments on the Mohegan Sun site, including extensive soil investigations and groundwater monitoring. The environmental assessments detected, among other things, volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater. Extensive remediation of contaminated soils and additional investigations were then completed. Although the Mohegan Sun site currently meets applicable remediation requirements, no assurance can be given that the various environmental assessments with respect to the Mohegan Sun site revealed all existing environmental conditions, that any prior owners or tenants of the Mohegan Sun site did not create any material environmental condition not known to the MTGA, that future laws, ordinances or regulations will not impose any material environmental liability or that a material environmental condition does not otherwise exist on Mohegan Sun. Future remediation may be necessary if excavation and construction exposes contaminated soil, which has otherwise been deemed isolated and not subject to cleanup requirements. Such remediation could adversely impact the results of operations and financial condition of Mohegan Sun and therefore our results of operations and financial condition.

In addition, the Environmental Protection Agency has named a predecessor to KINA as a potentially responsible party, or a PRP, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, for the cleanup of contamination resulting from past disposals of hazardous waste at the Bay Drum site in Florida, to which the predecessor, among

others, sent waste in the past. CERCLA requires PRPs to pay for cleanup of sites at which there has been a release or threatened release of hazardous substances. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the parties according to a volumetric or other standard. Because we have only limited information at this time regarding this site and the wastes sent to it by the predecessor, we are unable to determine the extent of our potential liability, if any, at this site.

(C) Organizational Structure

Set forth below is a table listing our significant subsidiaries:

Name of Company	Country of Incorporation
Aberdeen Management Limited(1)	Channel Islands
Kerzner Hotels International (Bermuda), Limited(1)	Bermuda
Kerzner International Bahamas Limited(2)	The Bahamas
Kerzner International Management Limited(3)	British Virgin Islands
Kerzner International North America, Inc.(4)	United States
Kerzner International Timeshare Limited(5)	The Bahamas
Kerzner Investments Palmilla, Inc.(6)	The Bahamas
One&Only (Indian Ocean) Management Limited(7)	British Virgin Islands

All of the above subsidiaries are wholly owned by Kerzner, with the exception of One&Only (Indian Ocean) Management Limited, which is 80% owned by Kerzner and 20% owned by SRL.

(1) The Company owns a 20.4% interest in SRL, of which 8.7% is held through Aberdeen Management Limited and the remaining 11.7% is held through Kerzner Hotels International (Bermuda), Limited.

(2) Owner of substantially all of the Bahamian subsidiaries. Directly or indirectly wholly owns eight subsidiaries, all of which are organized in the Commonwealth of The Bahamas.

(3) Owner of the management agreement for the Royal Mirage in Dubai. Also receives administrative fees from One&Only (Indian Ocean) Management Limited related to Mauritius and Kanuhura management agreements.

(4) Owner of all of the U.S. subsidiaries. Directly or indirectly wholly owns 22 subsidiaries, 18 of which are organized in the U.S. and four of which are organized in Mexico and relate to the management and development of the One&Only Palmilla.

(5) Owner of the 50% interest in Harborside.

(6) Owner of the 50% interest in the One&Only Palmilla.

(7) Owner of the five Mauritius management agreements and the Kanuhura management agreement.

(D) Property, Plant and Equipment

Our headquarters and registered office are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas.

We own or lease properties in The Bahamas, the United States, the United Kingdom and France. Set forth below is a table listing our principal properties as of December 31, 2003:

Name and Location	Owned or Leased	Principal Use	Size	Capacity
Atlantis Paradise Island, The Bahamas(1)	Owned	Hotel/Casino	123 acres	2,317 Rooms
One&Only Ocean Club Paradise Island, The Bahamas(1)	Owned	Hotel	35 acres	106 Rooms
Ocean Club Golf Course and Clubhouse Paradise Island, The Bahamas	Owned	Golf Course	209 acres	N/A
Roads and Utility Sites Paradise Island, The Bahamas(1)	Owned	Infrastructure	52 acres	N/A
Undeveloped Land Paradise Island, The Bahamas(1)	Owned	Future Development	115 acres	N/A
Undeveloped Land Atlantic City, New Jersey	Owned	(2)	23 acres	N/A
Land Holding Northampton, UK	Owned	Future Development	1.32 acres	N/A
Kerzner International North America, Inc. Plantation, Florida	Leased	Administrative and Marketing Office	65,000 square feet	425 Employees

(1) Please see "Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island," which describes in detail our plans to construct, expand upon and improve these properties.

(2) We sold an additional 13 acres of undeveloped land to Colony in March 2004. See "Item 4. Information on the Company, (A) History and Development of the Company—Recent Developments—Colony Option," for more information on the property that we sold to Colony. All other land that we own in Atlantic City is available for sale.

In addition to the properties listed above, we lease several small administrative offices in various locations throughout the U.S. that we use for marketing purposes. The number of employees at each of these offices is less than ten. We lease a small administrative office in Buckinghamshire, United Kingdom, as well as two offices in Paris, France, one of which Solea Vacances SA, our wholly owned European tour operator subsidiary, uses as a travel agency, while the other is a marketing office. We also lease an office outside of Frankfurt, Germany, which we use as a marketing office.

The majority of the property we own serves as collateral for our Amended Revolving Credit Facility.

Item 5. Operating and Financial Review and Prospects

(A) Overview

Business of Kerzner International

We develop and operate premier resort casinos and other properties throughout the world and manage our business in three segments: Destination Resorts, Gaming and One&Only. Our Destination Resorts segment is currently our largest and most important segment from both a gross revenue and net income perspective. Management previously viewed the Company as operating solely in one business segment—the resort and casino business—which was conducted in various geographical areas. However, in 2003, as our businesses grew and evolved, management began to view the Company as operating in three distinct segments. In addition, management expects that our future growth will further define and reinforce these segments. Accordingly, commencing with our full year 2003 financial statements, we will report our business in three segments: the Destination Resorts segment, the Gaming segment, and the One&Only segment.

The Destination Resorts segment is comprised of our larger destination resorts, including our flagship property, Atlantis, Paradise Island, but also includes marketing fees and equity in earnings (losses) from our jointly owned timeshare, Harborside at Atlantis and our wholly owned tour operator, PIV, Inc. In addition, once we begin development and finalize a joint venture with Nakheel LLC, an entity owned by the government of Dubai, this segment will include Atlantis, The Palm, which is expected to include a 1,000-room resort and an extensive water theme park located on The Palm, Jumeirah, a $1.5 billion land reclamation project in Dubai, United Arab Emirates.

Our Gaming segment is comprised of our interests in properties that are primarily casinos, such as our indirect interest in the Mohegan Sun in Uncasville, Connecticut. We receive fees pursuant to relinquishment and development agreements through our investment in TCA. We believe the Mohegan Sun is one of the largest and most profitable casinos in the world today. We are also pursuing gaming opportunities in certain jurisdictions throughout the world, including the United Kingdom.

Our One&Only segment is comprised of our ownership and management interests in a portfolio of smaller (when compared to our destination resorts) luxury resorts and hotels. We currently operate nine resort properties in Mauritius, the Maldives, Dubai, Mexico and The Bahamas, six of which are operated under the One&Only brand. We have also entered into agreements to develop and manage a second property in the Maldives, a property on the Victoria & Alfred Waterfront in Cape Town, South Africa through our future minority interest in a joint venture, and a property in Havana, Cuba, all of which will be operated under the One&Only brand. The earnings contribution from our One&Only segment includes management and development fees, equity in earnings (losses) and direct expenses associated with such properties. In order to acquire management contracts, we often participate in the equity of managed properties, usually in a supplementary role, or we may provide project financing or guarantees in order to complete the development of a new property.

Management reviews the performance of our business based on the three segments discussed above. Where applicable, reference is made to the other items affecting earnings for unusual or infrequent items that affect the contribution from these segments. Each segment includes the revenues, direct operating expenses and depreciation and amortization related to that business. Corporate expenses, interest expense, interest income and certain other items are evaluated separately, and are not included in amounts presented in our separate segments.

During 2003, 2002 and 2001, after direct operating expenses and depreciation and amortization attributable to each segment, each of our businesses contributed the following percentages to income

(dollars in millions). For a reconciliation of the segment contribution to GAAP net income, see Note 24—Segment Information in the accompanying notes to the consolidated financial statements:

	2003		2002		2001	
	$	%	$	%	$	%
Destination Resorts	$93.8	73%	$77.5	68%	$66.1	60%
Gaming	$35.4	27%	$31.4	27%	$34.7	31%
One&Only	$ 0.3	—	$ 5.7	5%	$10.1	9%

For the purposes of the table above, income, as defined does not include corporate expense, interest income and expense, income taxes, other income and expenses. The amounts presented below with respect to each of our segments also do not include any of these items.

(B) Restatement and Reclassifications

Subsequent to the issuance of the December 31, 2002 consolidated financial statements, the Company determined that it was necessary to restate its consolidated financial statements as of December 31, 2002 and for the two years then ended. For further discussion of recently restated financial information, see "Item 18. Financial Statements—Note 2—Restatements and Reclassifications."

During 2003, the Company reviewed the accounting treatment with respect to the disposition of Resorts Atlantic City in 2001. The Company completed the sale of Resorts Atlantic City on April 25, 2001 (see Note 4—Business Acquisitions and Dispositions, Sale of Resorts Atlantic City in the accompanying notes to consolidated financial statements). The financial results of Resorts Atlantic City from the period January 1, 2001 to April 24, 2001 were excluded from our reported consolidated statement of operations for the year ended December 31, 2001. In connection with the restatement, the accompanying consolidated statement of operations for the year ended December 31, 2001 now includes Resorts Atlantic City's financial results from January 1, 2001 to April 24, 2001. The net loss incurred by Resorts Atlantic City for the period from January 1, 2001 to April 24, 2001 of $4.9 million is included within the accompanying consolidated statement of operations together with a gain on net assets held for sale, resulting in no impact on net income for the year ended December 31, 2001 from this adjustment.

The Company has also made certain reclassifications and adjustments related to its investment in TCA. As the Company accounts for its investment in TCA under the equity method of accounting, the Company has reclassified amounts related to its investment in TCA as of December 31, 2002 and 2001 that had previously been included in deferred charges and other assets and due from affiliates-current to investment in associated companies in the accompanying consolidated balance sheets in order to properly state our investment in TCA. We record equity earnings from TCA in "relinquishment fees—equity earnings in TCA" in the accompanying consolidated financial statements. Amounts earned under the TCA Development Agreement are included in "TCA development and other fees" in the accompanying consolidated financial statements. The Company has reclassified such amounts previously reported within management and other fees to relinquishment fees—equity earnings in TCA and TCA development and other fees in the accompanying consolidated financial statements due to the significance of the amounts earned from TCA and to reclassify the equity in earnings from TCA from revenues to a component of operating income. (See "Item 4. Information on the Company, (B) Business Overview—The Properties—Gaming—Mohegan Sun" for a discussion of the TCA Development Agreement). In addition, during the years ended December 31, 2002 and 2001, we made adjustments to fees in order to properly state the amount of equity earnings from TCA as a result of the impact on our consolidated financial statements from the restatement of TCA's financial statements. The restatement of TCA's financial statements was announced on May 21, 2003 and the primary effect of the restatement was to recognize as an expense certain contractual obligations owed to its partners and their affiliates for prior services performed under contract. Such adjustments included the elimination of amortization expense in order to properly state our earnings from TCA.

The Company has also made certain other adjustments and reclassifications to its historically reported consolidated balance sheets and statements of operations. With respect to the consolidated statements of operations, these other adjustments include reclassifying the Company's equity loss from TCNY from selling, general and administrative expenses to equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations for the year ended December 31, 2001, and adjustments made to selling, general and administrative expenses and corporate expenses in order to correct for the understatement of operating expenses, partially offset by a correction of bad debt expense.

Certain other balance sheet adjustments and reclassifications as of December 31, 2002 and 2001 include the reclassification of certain employee notes receivable from trade receivables to deferred charges and other assets, the reclassification of certain affiliated receivables from trade receivables to due from affiliates, an adjustment to correct for the overstatement of the allowance for doubtful accounts, an adjustment to land to correct the carrying value of certain land improperly recorded at the time of land acquisition in 1996 and adjustments to accounts payable and accrued liabilities primarily related to the elimination of certain liabilities improperly established at the time of land acquisition in 1996.

The Company has made other reclassifications to its consolidated financial statements in addition to those resulting from the restatement. Other reclassifications include the reclassification of certain expenses from corporate expenses to selling, general and administrative expenses in order to conform to our 2003 presentation. Further, pursuant to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections", the Company has reclassified the $20.5 million extraordinary loss related to the early extinguishment of our 8⅝% Senior Subordinated Notes and our 9% Senior Subordinated Notes recognized during the year ended December 31, 2002 to other expense in the accompanying consolidated statements of operations.

Also, we have made certain changes with respect to our presentation of the operating results for Kerzner Interactive. During the first quarter of 2003, the Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive. The operating results of Kerzner Interactive for the years ended December 31, 2002 and 2001 have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations based on the decision in the first quarter of 2003 to discontinue that business. For further discussion of the discontinuation of Kerzner Interactive, see "Item 4. Information on the Company, (B) Business Overview—Internet Gaming."

(C) Operating Results

Consolidated Results

2003 vs. 2002. Over the past two and a half years, as the overall travel industry has been struggling, we have improved our profitability. In 2003, Atlantis, Paradise Island achieved record gross revenue of $520.4 million, its second consecutive year of growth and its highest ever contribution to income of $93.8 million as compared to $77.5 million in 2002. Equity earnings and fees earned from Mohegan Sun of $35.7 million represented the third consecutive year of growth and a 13.9% increase over last year as Mohegan Sun continues to increase its share of the growing Connecticut slots market. These strong results allowed us to strengthen our balance sheet by reducing interest bearing debt by $72.3 million, resulting in a reduction of interest expense of $9.8 million in 2003. During the year, these factors contributed to income and diluted earnings per share from continuing operations in 2003 of $70.3 million and $2.39, respectively, as compared to $47.7 million and $1.67, respectively, in 2002. (See "Other Factors Affecting Earnings" for a comparison and explanation of certain items affecting 2003 and 2002 results.)

2002 vs. 2001. 2002 was a good year for us despite the general downturn in the worldwide travel market. Income and diluted earnings per share from continuing operations in 2002 were $47.7 million and $1.67, respectively, as compared to $37.3 million and $1.34, respectively, in 2001. (See "Other Factors Affecting Earnings" for a comparison and explanation of certain items affecting 2002 and 2001 results.) This resulted primarily from the strong results of Atlantis, Paradise Island, which achieved gross revenues of $507.7 million in 2002 as compared to $470.3 million in 2001. In 2002, we also refinanced our debt structure thereby reducing our interest bearing debt by $51.8 million, which lowered our effective interest rate and which helped to reduce interest expense by $21.3 million or $13.6 million (excluding interest expense related to Resorts Atlantic City) as compared with 2001.

Destination Resorts

Atlantis, Paradise Island, The Bahamas

2003 vs. 2002. During 2003, despite the war in Iraq and terrorist threats in the U.S., Atlantis, Paradise Island had its strongest year ever. This property contributed $93.8 million to income, as compared to $77.5 million in 2002. This increase was primarily the result of the strong performance of the Atlantis casino and was achieved despite a $6.0 million increase in the cost of our "all risks" insurance in 2003. In 2002, we incurred a $6.9 million charge due to remediation work done at Harborside at Atlantis.

Atlantis, Paradise Island offers a variety of amenities resulting in a diverse stream of revenue. This limits our dependence on any particular operation and helps maximize revenue per occupied room night. Gross revenues for Atlantis, Paradise Island of $520.4 million in 2003 exceeded 2002 by $12.7 million (2.5%). These revenues were composed of 32.3% from rooms, 26.6% from gaming, 22.8% from food and beverage and 18.3% from other sources.

Room revenues in 2003 were $168.0 million as compared to $166.4 million in 2002. Gross profit from rooms of $141.5 million increased over 2002 by $2.0 million, or 1.5%, due primarily to an increase in revenue per available room ("RevPAR") and a slight reduction in expenses. Atlantis, Paradise Island achieved RevPAR of $201 in 2003, which was a 1.0% increase over 2002. The average daily room rate ("ADR") at Atlantis, Paradise Island in 2003 and 2002 was $251 and $245, respectively, and occupancy was 80% and 81%, respectively.

Gross profit from gaming was $75.3 million in 2003 as compared to $66.2 million in 2002. The $9.1 million increase in gross profit from gaming over 2002 resulted from a more favorable table hold percentage (which represents the ratio of table game win to dollar amount of chips purchased), and increases in both table game drop (the dollar amounts of chips purchased) and slot coin in. During 2003, there was a 6.4% increase in the table game drop from $490.2 million to $521.7 million and an increase in the table hold percentage (from 15.6% to 16.3%) as compared to 2002, resulting in table game win of $84.9 million in 2003 compared to $76.5 million in 2002. In addition, slot win slightly increased in 2003 to $53.5 million, as compared to $53.3 million in 2002. During September 2003, we opened Pegasus Race and Sports Book. Although we do not anticipate significant profits from Pegasus, we anticipate that patrons will be more likely to stay at Atlantis, Paradise Island during periods when significant sporting events such as the Super Bowl and the NCAA Final Four Tournament are taking place.

Food and beverage gross profit was $39.2 million in 2003 as compared to $40.3 million in 2002. Food and beverage gross profit was down slightly (2.5%) as the $2.04 increase in food and beverage revenue per occupied room did not completely offset the slight decrease in occupancy in 2003.

Selling, general and administrative expenses were $84.5 million in 2003 as compared to $80.8 million in 2002. Contributing to this increase was a $6.0 million increase in the cost of our "all risks" insurance premiums, as 2002 included five months of favorable pre-September 11 rates (our

policy year runs from June 1 to May 31). Additionally, in 2003 there were increases of $1.8 million in information technology and human resources costs, $1.3 million in our provision for legal settlements, and various other costs, none of which are individually significant. Sales and marketing costs decreased in 2003 by $2.1 million as part of our strategy during 2002 was to expand marketing efforts following September 11th rather than reducing room rates. We also reduced our provision for doubtful receivables by $1.8 million and experienced a $1.7 million reduction related to property taxes. Also in 2002, we incurred $1.2 million of lease termination costs related to the relocation of one of our offices from Fort Lauderdale, Florida to Plantation, Florida. Depreciation and amortization for Atlantis, Paradise Island was $51.0 million in 2003 and $50.7 million in 2002.

Harborside at Atlantis, our 50% owned timeshare joint venture on Paradise Island, performed well during 2003, resulting in the recognition of $3.3 million in equity earnings and $1.8 million in marketing fees. Harborside at Atlantis was closed from August through December of 2002 to repair water damage primarily resulting from 2001's Hurricane Michelle. During 2003 and 2002, our share of these remediation costs were $1.8 million and $6.9 million, which excluded any insurance recovery. During the fourth quarter of 2003, our portion of insurance recovery related to the remediation costs was $1.5 million. Representatives of Harborside at Atlantis are still in negotiation with the insurers and Harborside at Atlantis may receive an additional recovery during 2004. During 2002, we recorded equity losses of $5.2 million resulting from the $6.9 million remediation charge offset by $1.7 million equity earnings from Harborside at Atlantis' operations. In 2002, we recognized $1.6 million in marketing fees. See "Other Items Affecting Earnings" below for further discussion.

Sales at Harborside at Atlantis are on pace with original projections with approximately 89% of the existing units sold as of December 31, 2003 from the original development. As part of the overall Phase III expansion of Paradise Island, an additional 116 two and three bedroom lock-off units are expected to be completed in 2005. Because the existing development, sales and marketing infrastructure are already in place, we anticipate higher margins from this phase of Harborside as compared to the original phase of construction.

2002 vs. 2001. Atlantis, Paradise Island contributed $77.5 million to income, which included a $6.9 million charge at Harborside at Atlantis for remediation costs, as compared to $66.1 million in 2001, which included $2.3 million of pre-opening expenses related to the Ocean Club Golf course. This increase was due to improved business levels combined with certain cost-saving measures. As much of the industry continued to suffer from a decline in travel following September 11th and responded by decreasing room rates, our strategy was to expand marketing efforts rather than embark on a discounting policy. This approach proved successful as Atlantis, Paradise Island demonstrated its strength and resilience during these difficult times.

Gross revenues from Atlantis, Paradise Island of $507.7 million exceeded 2001 by $37.5 million (8.0%). These revenues were composed of 32.8% from rooms, 25.6% from gaming, 23.4% from food and beverage and 18.2% from other sources.

The $5.1 million increase in room revenue (from $161.3 million to $166.4 million) over 2001 resulted from the recovery of business levels that had been adversely affected by September 11th. Gross profit from rooms increased by $1.8 million (from $137.6 million to $139.4 million), or 1.3%. Atlantis, Paradise Island achieved RevPAR of $199 for the year, which was a 2.4% increase over 2001 and marginally below that of 2000. ADR at Atlantis, Paradise Island in 2002 was $245 (as compared to $252 in 2001) and occupancy was 81% (as compared to 77% in 2001).

The $10.1 million increase in gross profits from gaming over the $56.0 million recognized in 2001 mainly resulted from a more favorable table hold percentage. During 2002, there was a 6.3% decrease in table game drop from $522.9 million to $490.2 million and an increase in table hold percentage (from 13.1% to 15.6%) as compared to 2001, resulting in table game win of $76.5 million in 2002

compared to $68.5 million in 2001. In addition, slot win of $53.3 million in 2002 increased by $4.8 million over 2001.

Food and beverage gross profit was $40.3 million in 2002 as compared to $37.2 in 2001. The increase of $3.1 million was also primarily due to the business recovery achieved.

Selling, general and administrative expenses were higher by $5.5 million compared to 2001. This resulted from a $3.4 million increase in our "all risks" insurance premiums as well as a $2.7 million increase in advertising costs. Additionally, incentive bonuses to management and employees, which are based on operating results, increased by $3.7 million, and we incurred $1.2 million of lease termination costs related to the relocation of one of our offices from Fort Lauderdale, Florida to Plantation, Florida. These increases were offset by a $3.2 million decrease in provision for doubtful receivables and by various other costs, none of which is individually significant, which resulted primarily from the cost reduction program we implemented following September 11th.

Depreciation and amortization for Atlantis, Paradise Island was $50.7 million in 2002 and $46.5 million in 2001. This increase was due primarily from the renovation of approximately 400 rooms in the Coral Towers and the completion of various other capital projects at Atlantis, Paradise Island.

Harborside at Atlantis was closed from August through December 2002 to repair water damage primarily resulting from 2001's Hurricane Michelle, which resulted in a $6.9 million charge against our share of earnings. During 2002, we recorded equity losses of $5.2 million from Harborside at Atlantis, as the $6.9 million charge was partially offset by $1.7 million of our share of earnings from Harborside at Atlantis' operations. Equity in earnings from Harborside at Atlantis were $0.5 million in 2001. During 2002 and 2001, we earned marketing fees from Harborside at Atlantis of $1.6 million and $1.4 million, respectively. See "Other Items Affecting Earnings" below for further discussion.

Atlantis, The Palm, Dubai

The Company and Nakheel LLC ("Nakheel") have each agreed to invest $60 million in equity financing to the Atlantis, The Palm project, with the balance of the financing, which may include an equity component, expected to be raised at the project level. As part of the Company's equity commitment to the project, it expects to invest approximately $21 million in 2004. As part of this transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The development services agreement provides for Kerzner to receive a $15.0 million fee for development.

Gaming

Mohegan Sun

2003 vs. 2002. We recognized $35.7 million in 2003 as compared to $31.4 million in 2002 from TCA under the Relinquishment Agreement and the Development Agreement. Mohegan Sun continued to increase its share of the growing Connecticut slots market resulting in an increase in gross revenues, which were $1.3 billion during calendar year 2003 as compared to $1.2 billion during calendar year 2002. In addition, during 2002, TCA incurred costs of approximately $1.8 million related to the grand opening of the Mohegan Sun "Project Sunburst" expansion, which reduced TCA's income and our share of such income during this period.

2002 vs. 2001. Mohegan Sun generated gross revenues of $1.2 billion during calendar year 2002, compared to $914.3 million in calendar year 2001. We recorded income from TCA under the Relinquishment Agreement and the Development Agreement of $31.4 million for 2002 compared to $27.1 million in 2001.

United Kingdom

One of our goals for 2003 was to grow the Gaming business in the medium term by investing in one or more gaming projects in the United Kingdom. We made significant progress in this area through our planned projects in Northampton and in the greater London area. One significant uncertainty that will affect the expansion of our gaming segment in the United Kingdom is whether appropriate gaming legislation will be enacted in the United Kingdom. Should this not occur, we would have to re-evaluate the size and scope of these anticipated projects. (see "Item 4. Information on the Company, (B) Business Overview—The Properties—Gaming—United Kingdom" for a discussion of these opportunities).

One&Only

During 2003, we began to build the management team and sales and marketing structure for our One&Only business. In December 2002, we launched the One&Only brand with an emphasis on the European market, focusing on our properties in Mauritius, the Maldives and Dubai. We also implemented training programs for management and employees at all of the One&Only resorts. Additionally, in February 2004, One&Only had the grand opening of the One&Only Palmilla, one of the flagship properties of the collection.

We also expect to develop additional One&Only properties in Cape Town, South Africa, the Maldives and Havana, Cuba. Our three to five year goal in this segment is to increase our existing portfolio so that we manage approximately 20 properties.

2003 vs. 2002. The One&Only segment contributed $0.3 million to income in 2003 compared to $5.7 million in 2002, due primarily to our $4.8 million share of the equity losses of the One&Only Palmilla related to pre-opening expenses as the resort was closed for the majority of 2003 during its redevelopment. In addition, the marketing brand launch of One&Only to the European market resulted in increased advertising costs over 2002 of $3.0 million.

The One&Only Ocean Club contributed $4.7 million to income in 2003 compared to $4.0 million in 2002, which resulted primarily from a $1.4 million, or 9.9%, increase in gross profit from rooms offset by an $0.9 million increase in selling, general and administrative costs. Occupancy and ADR were up during 2003 compared to 2002, 79% versus 68% and $722 versus $695, respectively. Depreciation and amortization for the One&Only Ocean Club was $3.7 million in 2003 and $4.0 million in 2002.

In Mauritius we earned management fees and equity earnings, net of minority interest in 2003, of $5.9 million and $2.3 million compared to $5.6 million and $1.7 million in 2003 and 2002 respectively, with respect to our five properties. During 2002, the One&Only Le Touessrok went through a major renovation for which we earned $1.5 million in development fees. From the One&Only Kanuhura we earned management fees, net of minority interest and equity losses, of $0.6 million and $0.1 million in 2003 and $0.4 million and $0.7 million in 2002, respectively. In 2003, we earned management fees from the One&Only Royal Mirage of $1.3 million, compared to $1.2 million in 2002. Additionally, we earned $0.4 million in development fees in 2003 related to our new project in Kaafu Atoll, the Maldives. Also during 2003, we earned $1.3 million in development fees in connection with the redevelopment of the One&Only Palmilla.

2002 vs. 2001. The One&Only segment contributed $5.7 million to income in 2002 compared to $10.1 million in 2001, due primarily to increased marketing costs and other administrative costs.

The One&Only Ocean Club contributed $4.0 million to income in 2002 compared to $1.4 million in 2001, which resulted primarily from improved business levels combined with certain cost-savings measures. Occupancy and ADR were up during 2002 compared to 2001, 68% and 64% and $695 and $610, respectively. Depreciation and amortization for the One&Only Ocean Club was $4.0 million in 2002 and $3.6 million in 2001.

In Mauritius, we earned management fees and equity earnings, of $5.6 million and $1.7 million, respectively, compared to $6.8 million and $3.3 million in 2002 and 2001, respectively, with respect to our five properties. During 2002, the One&Only Le Touessrok went through a major renovation for which we earned $1.5 million in development fees and which resulted in lower levels of management fees and equity earnings in 2002 compared to 2001. From the One&Only Kanuhura we earned management fees and equity losses of $0.4 million and $0.7 million, respectively, in 2002 and an insignificant amount and $0.7 million for the five months ended 2001 following our acquisition of a 25% equity interest in the property. In 2002, we earned management fees from the One&Only Royal Mirage of $1.2 million, compared to $1.1 million in 2001.

Corporate Expense

2003 vs. 2002. Corporate expenses increased by $7.8 million in 2003 compared with 2002 (from $26.1 million to $33.9 million) due primarily to an incremental increase of $3.0 million incurred for new business development projects potentially related to all of our three segments (and therefore not allocated to any segment), payroll and related costs of $1.9 million, increased legal, audit, and other professional fees of $1.9 million and an increase of $0.6 million in insurance premiums for directors and officers policies.

2002 vs. 2001. Corporate expenses increased by $5.3 million in 2002 as compared to 2001 (from $20.8 million to $26.1 million). This increase was primarily due to $5.6 million in management and employee bonuses paid as a result of our strong results offset by a decrease in legal, audit and other professional fees of $0.3 million.

Interest Income

2003 vs. 2002. Interest income in 2003 and 2002 was $3.4 million. For both 2003 and 2002, interest income consisted primarily of interest earned from advances to affiliates for development projects, bank interest and interest earned on the $15.0 million face amount of debt securities of London Club International ("LCI") that we purchased in 2002 and sold during 2003.

2002 vs. 2001. Interest income in 2002 was $3.4 million, as compared to $5.3 million in 2001. In 2001, we earned interest on a $17.5 million note issued to us in connection with the Resorts Atlantic City sale. The promissory note and accrued interest was repaid in full in March 2002 and the proceeds were used to repay debt. In addition, interest on advances to Harborside at Atlantis decreased by $0.9 million in 2002 due to lower rates.

Interest Expense

2003 vs. 2002. Interest expense decreased by $9.8 million, or 25.2%, due to our interest-bearing debt decreasing $72.3 million during 2003 compared with 2002 and paying lower LIBOR rates on our interest rate swaps. We reduced our interest bearing debt in 2003 primarily from excess cash generated from operations. For all of 2002 and through September 2003, we swapped $200 million of our 8⅞% notes for variable debt at LIBOR plus approximately 300 basis points. The LIBOR average was lower during 2003 compared to 2002 resulting in additional reduction to interest expense.

In September 2003, we cancelled $25.0 million notional amount of our then $200.0 million of interest rate swaps in order to manage the amount of variable to fixed rate debt. After payment of interest due us, we received $1.4 million from this cancellation and will accrete this amount to interest expense over the term of the underlying debt. At December 31, 2003 and 2002, our variable rate debt, including the effect of interest rate swaps, and fixed rate debt was 44% and 56% and 58% and 42%, respectively. The average cost of debt, including the effect of interest rate swaps, during 2003 was 6.4% compared to 7.4% in 2002.

In connection with our $175 million of interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, interest expense correspondingly changes by $1.75 million per annum.

2002 vs. 2001. During 2002, interest expense decreased by $21.3 million or 35.2%, as compared to 2001, as a result of the reduction of interest-bearing debt totaling $51.8 million during 2002 and lower effective interest rates. The lower effective interest rates were achieved by swapping fixed rate debt at 8⅞% for variable debt at LIBOR plus approximately 300 basis points and due to a larger portion of our debt being financed with borrowings under our revolving credit facility bearing interest at LIBOR plus 200 basis points. Also, in 2001 we incurred $3.4 million in refinancing costs, which were written off and charged to interest expense when we cancelled our old interest rate swap agreements. The average cost of debt, including the effect of interest rate swaps, during 2002 was 7.4% compared to 8.8% in 2001.

Other Factors Affecting Earnings

2003 vs. 2002

One&Only Palmilla Pre-Opening Expenses

In April 2003, the One&Only Palmilla was temporarily closed in order to commence an expansion project that cost approximately $102.0 million. As a result, the Company has recorded a $4.8 million loss within equity earnings (losses) of associated companies for its 50% share of the pre-opening expenses and other expansion or renovation costs incurred subsequent to the closing of the resort.

Insurance Recovery and Replacement of Damaged Assets

During 2003 and 2002, we received $2.8 million and $1.1 million of insurance recovery which represents a business interruption settlement related to Hurricane Michelle at Atlantis, Paradise Island. Also during 2003, we recognized a $2.5 million gain on replacement of damaged assets due to the insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

Settlement of Territorial and Other Disputes—2003

During the fourth quarter of 2003, we recognized a final $1.5 million of income related to a shareholder dispute. See "Settlement of Territorial and Other Disputes—2002" below for further discussion.

Kerzner Interactive Limited—2003

On January 1, 2002, Kerzner Interactive Limited, our Internet gaming subsidiary, commenced operations. In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station Casinos, Inc. who paid us at that time a non-refundable deposit of $4.5 million. Subsequently, this agreement was renegotiated and Station received an option through early January 2003 to purchase 50% of the operation in consideration for the $4.5 million previously received. During 2002, several countries made it increasingly difficult for their citizens to gamble on-line. Further, as a licensed operator in the Isle of Man, we were subject to numerous restrictions and controls on how we operated this business, which made it difficult for us to compete against companies operating under less rigorous regimes. As a result, we concluded that this business would not be economically viable in the short to medium term. We discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003 and the Company and Station mutually agreed to terminate their relationship in this regard. Losses and closure costs in 2003 were more than offset by the recognition of income of the $4.5 million option consideration, which resulted in $1.3 million in income from discontinued operations, net of income tax effect for the year ended December 31, 2003.

2002 vs. 2001

Kerzner Interactive Limited—2002

During 2002, included in our consolidated results is a net loss from Kerzner Interactive Limited of $8.1 million. During 2001, we incurred $4.6 million in pre-opening expenses in connection with Kerzner Interactive Limited.

Debt Retirement

During 2002, we incurred a $20.5 million loss on the early extinguishment of debt, in connection with the refinancing of our debt structure. Of this amount, $14.6 million related to our 9% Senior Subordinated Notes and $5.9 million related to our 8⅝% Senior Subordinated Notes. The loss included premiums paid on the repurchases and redemption of the notes, the write-off of related discounts and unamortized debt issuance costs.

Settlement of Territorial and Other Disputes—2002

During 2002, we recognized a $14.5 million gain on the settlement of territorial and other disputes with a major shareholder. Of the $32.1 million received, $21.3 million, which related to certain contractual obligations that the major shareholder had to us, was classified as deferred revenue as of the end of 2002 and is being recognized as other revenues over the term of the original underlying agreements, or approximately $3.5 million of income each year until 2008. The remaining amount of $9.4 million, net of $1.4 million of direct legal expenses was recognized as income during 2002, along with a $5.1 million net gain on the settlement of a previous territorial dispute with the same major shareholder.

Construction Remediation Costs at Harborside at Atlantis

Harborside at Atlantis was closed between the end of August 2002 and December 2002 in order to repair water damage resulting primarily from Hurricane Michelle. Our share of the construction remediation costs was $6.9 million. This loss was not reduced by any insurance recovery as of December 31, 2002.

Restructuring Costs

In 2001, we provided $5.7 million related to the termination of certain employees following September 11. In 2002, we reversed $1.0 million of this provision as it remained unused due to the release of fewer employees and the amounts being settled for less than originally planned.

Other

Other items during 2001 included a $6.9 million gain from the sale of luxury home sites at Ocean Club Estates and $2.3 million of pre-opening expenses related to the opening of the Ocean Club Golf Course.

Other Matters

Foreign Currencies

We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one U.S. dollar, and due to the large portion of our cash and cash equivalents being held in U.S. dollars, we believe that we do not have material market risk exposures in this jurisdiction relative to changes in foreign exchange rates. Due to the stability of the other markets in which we operate, we also believe that we do not have material market risk exposures in these jurisdictions relative to changes in foreign exchange rates.

(D) Liquidity and Capital Resources

During the last two calendar years, cash generated from operations allowed us to reduce our interest bearing debt by $124.1 million ($72.3 million in 2003 and $51.8 million in 2002) and our cash and cash equivalents balance during 2003 increased by $26.2 million, resulting in a $98.5 million decrease in our net debt position in 2003 (interest bearing debt minus cash and cash equivalents). We have no significant short-term debt and our long-term debt is comprised of the Amended Revolving Credit Facility that terminates in 2006, which was undrawn at December 31, 2003, and $400.0 million of 8⅞% Senior Subordinated Notes due 2011. Previously under the Amended Revolving Credit Facility, the maximum amount of borrowings that could be outstanding was $300.0 million. During the year ended December 31, 2003, there was a permanent reduction to our $300.0 million of outstanding commitments in the amount of $46.5 million related to the guarantee provided in connection with local project financing at the One&Only Palmilla. As of December 31, 2003, we have $237.0 million of borrowings available under the Amended Revolving Credit Facility after giving effect to the $46.5 million permanent reduction and the $16.5 million in letters of credit outstanding. Our borrowings under the Amended Revolving Credit Facility are subject to a borrowing base calculation, as discussed under *"Item 10. Additional Information, (C) Material Contracts—Third Amendment dated* May 15, 2003 to the Amended Revolving Credit Facility." In addition, at December 31, 2003, we held $61.7 million in cash and cash equivalents, including $1.4 million in restricted cash.

We believe our operating cash flows, as a percentage of operating income, were higher than many of our competitors due primarily to the management fee nature of a portion of our income (which requires minimal investment), the lack of any corporate income tax in The Bahamas and net operating loss carryforwards that offset our U.S.-sourced income. We believe that available cash on hand, combined with funds generated from operations and availability under our bank credit facility will be sufficient to finance our cash requirements over the next twelve months, excluding the capital necessary for Phase III-B, if we determine to pursue this phase. From time to time, we evaluate our need of capital for major development projects and the various options available to us in the capital markets. If we elect to proceed with Phase III-B, we anticipate that we will raise capital within the next twelve months to fund a portion of the Phase III-B expansion at Atlantis, Paradise Island and possibly other significant potential projects. We expect that we will fund a significant portion of our capital expenditures with cash generated from operations.

Operating Activities

During 2003, we generated $132.7 million of cash flow from operating activities compared to $127.3 million in 2002 and $94.7 million during 2001. This increase was primarily due to Atlantis, Paradise Island improved operating performance and decreased interest payments on debt. During 2003 and 2002, deferred income tax benefit of $11.7 million and $8.2 million, respectively, were reductions to cash provided from operating activities, as these amounts represent the release of valuation allowance related to deferred tax assets. Additionally, increases in accounts payable and accrued liabilities contributed to an increase in cash provided by operating activities of $17.0 million and $13.8 million in 2003 and 2002, respectively. Cash provided by Kerzner Interactive in 2003 was $0.5 million in 2003 as compared to cash used of $7.6 million in 2002. Additionally in 2002, we received $32.1 million from the settlement of a territorial dispute and had $20.5 million related to the loss on the early extinguishment of debt.

Investing Activities

During 2003, net cash outflows used in investing activities (acquisitions and capital expenditures) were $72.6 million compared to $72.1 million in 2002. During 2002, we invested $40.8 million for the acquisition of a 50% equity interest in the One&Only Palmilla. During 2004, we expect to fund the One&Only Palmilla approximately $14.0 million in completion loans, $3.0 million of which has already

been advanced, related to the $102.0 million expansion. During 2003, we entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited for approximately $38.5 million, of which we funded $20.0 million during 2003. We expect to pay the balance during the third quarter of 2004. Additionally in 2003, we funded $15.4 million of completion loans to the development project in Kaafu Atoll, the Maldives.

Our business requires capital to both develop and maintain our properties, which consists of items such as new slot machines, improvements to the resorts including carpeting and computers and similar equipment. During 2003, we used $50.8 million for capital expenditures, which includes $27.1 million on several development and renovation projects on Paradise Island with the balance primarily used for ongoing capital projects on Paradise Island. During 2003, these expenditures were funded through internally generated funds. During 2004, we anticipate our capital expenditures to be approximately $100.0 million, including approximately $60.0 million relating to certain components of the Phase III Expansion, including the Marina Village, the villas at the One&Only Ocean Club and design costs for the new 1,200 room hotel, with the remaining portion to be used for maintenance capital expenditures.

During 2004, in addition to the capital expenditures noted above, we anticipate making advances and/or guarantees of approximately $25.0 million to $30.0 million to new One&Only Projects, $20.0 million to Atlantis, The Palm and $1.0 million to the UK Project. In connection with BLB's acquisition of 2,811,108 shares of Wembley's issued share capital from Active Value on March 10, 2004, Kerzner's share of the investment was approximately $10.2 million. In connection with the operating agreement related to the One&Only Palmilla, the owner of the other remaining 50% interest has the right to require us to acquire the remaining 50% interest from the owner for a price of $36.3 million, plus 50% of One&Only Palmilla's working capital, with the price subject to adjustment, as defined in the purchase agreement, during the first year of the option period. The purchase price during the second year of the option period is based on a formula, as defined. The option period begins on September 12, 2005 and expires on September 12, 2007.

Financing Activities

During the year, we used $33.8 million in net financing activities. Cash received during the year consisted of $39.0 million from the proceeds received from the exercise of share options. We also made $72.3 million in net payments on our Amended Revolving Credit Facility during 2003.

As shown in Tabular Disclosure of Contractual Obligations below, as of December 31, 2003, we do not have any significant scheduled debt repayments due until 2011, when the principal of our 8⅞% Senior Subordinated Notes mature. Any drawings on our Amended Revolving Credit Facility are not due until November 2006. We anticipate that prior to maturity, interest payments will be provided from cash flows from operations. At December 31, 2003, we had approximately $237.0 million available under our Amended Revolving Credit Facility as we are in compliance with the applicable debt covenants as of December 31, 2003. During 2003, our average cost of debt was approximately 6.4%.

Interest Rate Swap Agreements

We attempt to limit our exposure to interest rate risk by managing the mix of fixed and variable rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. These interest rate swap agreements are entered into with a group of financial institutions with investment grade credit ratings, thereby minimizing counterparty credit risk.

In August and December 2001, we entered into fixed-to-variable rate swap agreements with respect to our 8⅞% Senior Subordinated Notes due 2011, which were issued in August 2001. We do not anticipate the covenants related to our 8⅞ Senior Subordinated Notes to restrict our ability to use the funds available in 2004. As of December 31, 2003, the aggregate notional amount of the swap agreements was $175.0 million and they mature in August 2011 concurrent with our 8⅞% Senior Subordinated Notes. Under the terms of the swap agreements, we make payments based on specific

spreads over six-month LIBOR and receive payments equal to the interest payments due on the notes. The spreads in excess of six-month LIBOR are 3.02% for $125.0 million, 2.95% for $25.0 million and 2.91% for the remaining $25.0 million. During the years ended December 31, 2003 and 2002, the weighted average variable rate on the swap agreements was 4.18% and 5.49%, respectively. Giving effect to these swap agreements, our fixed and variable rate debt represented approximately 56% and 44% as of December 31, 2003 and 42% and 58% as of December 31, 2002, respectively.

In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, interest expense correspondingly changes by $1.75 million per annum.

Other Matters

Critical Accounting Policies

Our critical accounting policies include those which require our most subjective or complex judgments as a result of the need to make certain estimates and assumptions when there is uncertainty as to their financial effects. Although all of the policies identified in the notes accompanying the consolidated financial statements are important to an understanding of such financial statements, the policies discussed below are considered by management to be central to their understanding because of (i) the higher level of measurement uncertainties involved in their application and (ii) the effect that changes in these estimates and assumptions could have on the consolidated financial statements.

We base our estimates on, among other things, currently available information, our historical experience and on various assumptions, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that that these assumptions are reasonable under the circumstances, estimates would differ if different assumptions were utilized and these estimates may prove in the future to have been inaccurate. There can be no assurance that actual results will not differ from these estimates.

Stock-Based Compensation. We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for our employee stock options as allowed pursuant to FASB Statement No. 123, as amended by FASB Statement No. 148 ("SFAS 123"). Accordingly, no compensation expense related to stock options has been recognized for the years ended December 31, 2003, 2002 and 2001.

Had compensation cost for our stock option plans been determined on the basis of the fair value at the grant date for awards under those plans, consistent with SFAS 123, and our existing valuation method for our employee stock options, the Black-Scholes option-pricing model, we estimate that our net income for the years ended December 31, 2003, 2002 and 2001 would have been reduced by $3.7 million, $6.4 million and $10.0 million or 5%, 16% and 31%, respectively. However, SFAS 123 requires the use of option valuation models that require the input of highly subjective assumptions, including expected stock price volatility, and to date, a uniform standard for calculating the fair value of employee stock options in accordance with SFAS 123 has not been adopted. Because our stock options have characteristics significantly different from traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of our employee stock options. In addition, the effect of applying the fair value method of accounting for stock options on reported net income for 2003, 2002 and 2001 may not be representative of the effects for future years because outstanding options vest over a period of several years and additional awards are generally made each year.

Income Taxes. We are subject to income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on the prevailing tax laws of those jurisdictions.

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. We adjust the valuation allowance related to our deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2003, we had deferred tax assets, net of valuation allowance, totaling $10.5 million. In determining our net realizable tax assets, we consider our ability to carry back certain net operating losses, future taxable income and ongoing prudent and feasible tax planning strategies. We have determined that, as of December 31, 2003, a valuation allowance of $188.8 million was necessary to offset our deferred tax assets. In the event that we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, or that the realization of additional deferred tax assets is more likely than not, an adjustment to the valuation allowance would occur in the period such determination was made.

Despite our belief that our tax return positions are supportable, our policy is to establish reserves for taxes that may become payable in future years as a result of examination by tax authorities. We believe our tax reserves provide an adequate allowance for such contingencies. The tax reserves are analyzed periodically and adjustments are made to the tax reserves, as events occur to warrant such adjustment.

Long-Lived Assets. We review our long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount which the carrying value exceeds fair value. We do not believe that any such changes in circumstances have occurred which would require our long-lived assets to be tested for recoverability.

Allowance for Doubtful Trade Receivables. We maintain an allowance for doubtful trade receivables arising from casino, hotel and other services which is based upon a specific review of outstanding receivables for estimated losses resulting from our inability to collect from customers. As of December 31, 2003, our trade receivables, net totaled $38.4 million, including an allowance for doubtful trade receivables of $7.6 million.

In extending credit, we attempt to assess our ability to collect by, among other things, evaluating the customer's financial condition, both initially and on an ongoing basis. In evaluating the adequacy of our allowance for doubtful trade receivables, we primarily analyze trade receivable balances, the percentage by aging category and historical bad debts, among other things.

Should the likelihood of collection on accounts or our ability to collect were to deteriorate, an increase to the allowance may be required. Also, should actual collections of trade receivables be different than our estimates included in the determination of our allowance, the allowance would be increased or decreased through charges or credits to selling, general and administrative expenses in the consolidated statements of operations in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such additional allowances could be significant.

Guarantees. In connection with Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), we recognize, at the inception of a guarantee, a liability at an estimate of the guarantee's fair value for the obligations we have undertaken in issuing a guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.

Recent Accounting Pronouncements

Consolidation of Variable Interest Entities

In December 2003, the FASB issued revised Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). This interpretation of Accounting Research Bulletin 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties which is provided through other interests that will absorb some or all of the expected losses of the entity, or (ii) the equity investors lack one or more of the following characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation of the risk of absorbing the expected losses. This interpretation applies immediately to variable interest entities created after December 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.

The provisions of FIN 46R are required to be applied to an interest held in a variable interest entity, commonly referred to as a special purpose entity, at the end of the first reporting period ending after December 15, 2003. Application to all other types of entities is required in financial statements for periods ending after March 15, 2004. We have determined that the One&Only Palmilla, in which we have a 50% equity interest, constitutes a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R as the related operating agreement contains a put option that, if exercised, would obligate us to purchase the remaining 50% of the entity, resulting in Kerzner being the primary beneficiary of the entity. We expect to consolidate the results of operations of the One&Only Palmilla into our consolidated financial statements for the quarter ended March 31, 2004, which will result in a significant increase in the assets, liabilities and revenues and cost and expenses of Kerzner. The consolidation of the One&Only Palmilla will not change the contribution to both the One&Only segment's results and Kerzner's consolidated results as compared to the previously used equity method accounting. See the Notes to the accompanying consolidated financial statements for summarized financial information of the One&Only Palmilla.

(E) Research and Development, Patents and Licenses

Not applicable.

(F) Trend Information

During the first two months of 2004, Atlantis, Paradise Island's results were slightly ahead of results for the same period last year. Atlantis achieved an average occupancy of 80% at an ADR of $277, which compares to average occupancy of 79% and ADR of $267 in 2002.

For the first two months of 2004, Atlantis casino contribution to net income was $13.2 million compared to $8.9 million for the same period in 2003 and slot drop was up 38.6% over the same period in 2003. Table hold was 15.8% for the first two months of 2004 compared to 14.7% for the first two months of 2003. For the two months ended February 29, 2004 as compared to the first two months ended February 28, 2003, slot coin in was 10.7% higher while slot win was slightly down. We do not anticipate that this level of growth will be sustained in the Atlantis casino during the remainder of 2004. Atlantis, Paradise, Island's RevPAR of approximately $220 was $10 higher then the same period last year.

Relinquishment fees and development fees earned by us from TCA were $35.7 million for the year ended December 31, 2003. We anticipate that relinquishment fees will be relatively flat for the year ending December 31, 2004 due to the increase in Mohegan Sun revenues offset by certain anticipated expenses at TCA and there will be no receipt of development fees in 2004 because Project Sunburst has been completed.

In connection with $175 million of our 8⅞% Senior Subordinated Notes, we have entered into interest rate swap agreements to hedge this portion of our fixed rate debt, in which the rates paid by us are at six-month LIBOR plus 291 to 302 basis points. In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, correspondingly, interest expense changes by $1.8 million per annum.

Corporate expenses were $37.3 million for the year ended December 31, 2003. We anticipate that these expenses will be slightly lower in 2004.

(G) Off-Balance Sheet Arrangements

At December 31, 2003, our off-balance sheet arrangements and other commitments were as follows (in thousands):

Other Commitments	Total Amount of Commitment
Kaafu Atoll—Financings(a)	$34,650
Guarantee—One&Only Kanuhura(b)	10,712
One&Only Palmilla Resort Completion Guarantee(c)	46,450
Total other commitments	$91,812

(a) On December 4, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd and various other financial institutions (the "Senior Lenders"). The agreement, as amended in 2003, obligates Kerzner to make completion loans (in an amount not to exceed $35.0 million of which, as of December 31, 2003, we have made $15.4 million) and operating loans (in an amount not to exceed $3.0 million per year for a four-year period). The maximum amount of commitments related to the development of Kaafu Atoll is $50.0 million, however, as the Company has funded $15.4 million through December 31, 2003, the total remaining off-balance sheet commitment amount to Kaafu Atoll is $34.6 million. The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The purpose of the operating loans is to provide working capital on a standby basis to the new resort once it has opened. Among other conditions, Kerzner is not obligated to make any completion loan after the resort has opened. Kerzner is not obligated to make any operating loans unless, among other conditions, the resort has opened for business to the general public. Once made, both the completion loans and the operating loans will be subordinated to all other loans made to the borrower by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property.

As a condition to entering the senior subordinated credit agreement, we obtained a personal guarantee from Mohamed Adil, an indirect holder of the majority outstanding shares in Reethi Rah Resort Pvt Ltd, pursuant to which Mr. Adil unconditionally guaranteed all of the payment and performance obligations of Reethi Rah Resort Pvt Ltd to Kerzner under the senior subordinated credit agreement and certain other agreements relating to the resort. Reethi Rah Resort Pvt Ltd also granted us a subordinated security interest in substantially all of the assets that will comprise

the new resort, including a long-term lease that Reethi Rah Resort Pvt Ltd has obtained from the government of the Maldives.

Subject to certain conditions, Sun Resorts Limited ("SRL") has a right of first refusal to participate equally with us in any new hotels developed by us in specified Indian Ocean territories. If SRL elects to participate in the equity or other funding of any such project, then the management agreement for that property will be held by One&Only (Indian Ocean) Management Limited. SRL's board of directors has approved the exercise of its right to participate on a proportionate basis (currently 20%) with us in connection with the Kaafu Atoll project. Upon signing of definitive agreements, it will assume its proportionate share (currently 20%) of the above mentioned commitment amount. See "Item 4. Information on the Company, (B) Business Overview—The Properties—One&Only Resorts—Indian Ocean."

(b) In connection with our purchase of a 25% equity interest in the One&Only Kanuhura (since January 1, 2003 we hold a 20% interest), we were required to guarantee certain of its obligations to its other shareholders. We are not obligated under these guarantees unless the property's senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until the One&Only Kanuhura repays certain senior debt owed to us. As of December 31, 2003, the amount of senior debt owed to us was $3.6 million, excluding accrued interest. Our obligations under these guarantees expire when the underlying obligations are repaid.

(c) We have guaranteed $46.5 million of debt-financing that One&Only Palmilla Resort has obtained from third-parties. We have provided these guarantees for a period ending no later than the later of (i) the date of repayment at maturity of the underlying obligations or (ii) three years from the date of the guarantee. The purpose of these guarantees was to assist the One&Only Palmilla Resort in obtaining financing for its redevelopment on commercially reasonable terms. In addition, we have agreed to provide One&Only Palmilla with $14.0 million in completion loans in 2004, $3.0 million of which has already been advanced. These completion loans must be repaid no later than December 31, 2008. The redevelopment required the resort to be closed from April 2003 to February 2004. The redevelopment costs approximately $102.0 million at the property level, increased the room count to 172 rooms and significantly upgraded the amenities and public areas offered by the resort.

(H) Tabular Disclosure of Contractual Obligations

At December 31, 2003, we believe our contractual obligations, other than the guarantees described above, were as follows (in thousands):

	Payments Due by Year						
Contractual Cash Obligations	**2004**	**2005**	**2006**	**2007**	**2008**	**Thereafter**	**Total(a)**
8⅞% Senior Subordinated Notes(a)	$ —	$ —	$ —	$ —	$ —	$400,000	$400,000
Amended Revolving Credit facility(b)	—	—	—	—	—	—	—
Operating leases(c)	2,413	1,912	2,324	1,819	1,748	18,058	28,274
Capital leases	304	130	—	—	—	—	434
Purchase obligations(d)	4,010	—	—	—	—	—	4,010
Atlantis, The Palm	21,000	39,000	—	—	—	—	60,000
Club Med Acquisition	18,500	—	—	—	—	—	18,500
Total contractual cash obligations	$46,227	$41,042	$2,324	$1,819	$1,748	$418,058	$511,218

(a) Balance represents amounts outstanding under our 8⅞% Senior Subordinated Notes. In connection with these notes, interest paid to the holders on an annual basis is $35.5 million. However, in connection with our interest rate swap agreements related to the 8⅞% Senior Subordinated Notes,

the amount paid can vary significantly based on the rate of LIBOR during any period. For the year ended December 31, 2003, interest expense related to these notes was $26.9 million.

(b) As of December 31, 2003, we had $237.0 million available under the Amended Revolving Credit Facility, after giving effect to the $46.5 million guarantee with respect to the redevelopment of the One&Only Palmilla and the $16.5 million in letters of credit outstanding as of that date.

(c) As of December 31, 2003, operating leases are primarily office leases, in particular the lease related to the Company's office in Plantation, Florida.

(d) As of December 31, 2003, purchase obligations are primarily open purchase orders for hotel related provisions such as food, beverage and nonperishable goods. Purchase orders are primarily short-term in nature and generally do not exceed 90 days.

In addition, the following contingent contractual obligation, the amount of which can not accurately be estimated, is not included in the table above:

- The operating agreement for the One&Only Palmilla joint venture between us and a subsidiary of GS Emerging Market Real Estate Fund, L.P. ("GS"), our joint venture partner, provides for a put right available to GS commencing in September 2005 and ending in September 2007 (subject to extension under certain conditions). The exercise of this put right could require us to make a substantial cash payment, and in any event a cash payment of no less than $36.25 million, to acquire our joint venture partner's 50% interest in the One&Only Palmilla joint venture.

Item 6. Directors, Senior Management and Employees

(A) Directors and Senior Management

The current directors of the Company are:

Name	Country of Citizenship	Director Since
Solomon Kerzner	South Africa	1993
Peter Buckley	United Kingdom	1994
Howard Marks	United States	1994
Eric Siegel	United States	1994
Heinrich von Rantzau	Germany	2001

The current executive officers of the Company are:

Name	Title	Age	Executive Officer Since
Solomon Kerzner	Chairman of the Board of Directors	68	1993
Howard B. Kerzner	Chief Executive Officer	40	1995
John R. Allison	Executive Vice President—Chief Financial Officer	57	1994

The executive officers serve indefinitely at the pleasure of the Board of Directors.

Solomon Kerzner, Chairman of the Board of Directors: Mr. Kerzner has been our Chairman since October 1993. From October 1993 to June 1996, Mr. Kerzner served as our President and from October 1993 until December 2003, he served as our Chief Executive Officer. Mr. Kerzner is the Chairman of WLG, which, together with its affiliates, as of December 31, 2003 owned approximately 21.1% of our outstanding Ordinary Shares. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Kerzner, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market

segments by developing Sun City, located near Johannesburg, South Africa. Sun City features four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for water sports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a themed resort that features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa's largest hotel groups, Southern Sun Hotels and Sun International South Africa. We do not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

Howard B. Kerzner, Chief Executive Officer: Mr. Kerzner has been our Chief Executive Officer since January 1, 2004. Mr. Kerzner joined Kerzner in May 1995 as Executive Vice President—Corporate Development and was President from June 1996 until December 2003. Prior to that time, he was Director—Corporate Development of SIIL from September 1992. Previously, Mr. Kerzner was an Associate of Lazard Frères & Co. LLC from September 1991. Prior to that Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

John R. Allison, Executive Vice President—Chief Financial Officer: Mr. Allison joined Kerzner in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

Peter N. Buckley, Director: Mr. Buckley has been a Director since April 1994. Mr. Buckley is Chairman of Caledonia, which as of December 31, 2003 beneficially owned approximately 21.7% of our Ordinary Shares and had the right to vote an additional 2.5% of our Ordinary Shares. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group PLC and Offshore Logistics, Inc. (a NYSE listed company).

Howard S. Marks, Director: Mr. Marks has been a Director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC, which manages funds in excess of $20.0 billion for institutional investors. Previously, Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

Eric B. Siegel, Director: Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and Chairman of the Executive Committee of El Paso Electric Company (a NYSE listed company).

Heinrich von Rantzau, Director: Mr. von Rantzau has been a Director since July 2001. Mr. von Rantzau is a principal of Cement Merchants SA, which as of December 31, 2003 beneficially owned approximately 12.0% of our Ordinary Shares, and an executive of Deutsche Afrika-Linien GmbH, Reederei John T. Essberger and VORA Schiffahrts-und Beteiligungsgesellschaft GmbH. Mr. von Rantzau is a board member of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and a member of the Trade Advisory Board of Germanischer Lloyd, Lloyd's Register of Shipping and German National Committee.

Charles D. Adamo served as Executive Vice President—Corporate Development and General Counsel until December 31, 2003. From the period January 1, 2004 through April 30, 2004, Mr. Adamo's employment with the Company is in the capacity of "Of Counsel" and he is no longer an executive of the Company. From the period of May 1, 2004 through December 31, 2005, Mr. Adamo has been retained by the Company as a consultant.

We agreed to include in the slate of directors submitted by us to our shareholders for election one individual designated by each of WLG, Caledonia and CMS, subject to their retaining a minimum beneficial ownership of our Ordinary Shares. See "Item 7. Major Shareholders and Related Party Transactions, (B) Related Party Transactions—Registration Rights and Governance Agreement."

(B) Compensation

The aggregate cash compensation for our directors and officers, including salaries, bonuses and benefits in kind granted, for the year ended December 31, 2003 was $6.9 million. None of the directors or officers participates in our pension plan. We do not set aside any amounts for pension or retirement benefits for any of our directors or officers.

Effective from January 1, 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of earnings or EPS, and such bonuses are calculated as a percentage of each individual's salary. Such percentage is based on, among other things, each employee's level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 80% of the respective employee's base salary in 2003. Bonuses ranging from 41% to 54% were granted in 2003.

We have adopted stock option plans for our employees, officers and directors in 1995 (the "1995 Plan"), in 1997 (the "1997 Plan"), and in 2000 (the "2000 Plan") that provide for the issuance of options to acquire an aggregate of 7,500,000 Ordinary Shares. As of December 31, 2003, all available options under those plans had been granted. Accordingly, on December 11, 2003, we adopted a new stock incentive plan (the "2003 Plan" and, together with the 1995 Plan, the 1997 Plan and the 2000 Plan, the "Plans") which provides for the issuance of an aggregate of 3,000,000 Ordinary Shares in connection with awards of stock options, restricted stock and other stock-based awards.

The 1995 Plan provides for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options and thereafter in installments of 20% per year over a four-year period. Options issued under the 1997 Plan become exercisable one year from the date of grant with respect to 20% of such options and thereafter in installments of 20% per year over a four-year period. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over a two-year period. The 2003 Plan provides generally for options to become exercisable 25% per year on each of the first four anniversaries of the date of grant, and for restricted stock to become vested in three equal installments on each of the second, third and fourth anniversary of the date of grant. Options granted under the Plans have a term of 10 years from the date of grant (except that options granted under the 2003 Plan generally have a term of 7 years from the date of grant) and, unless otherwise specifically provided by the Board of Directors, the option prices are equal to the market values per share on the date of grant. Consultants may also be granted awards under the 2003 Plan. Nonqualified stock options may be transferred to trusts with respect to which any such participants are beneficiaries and corporations or to other entities controlled by such participants.

During 2003, we granted 1,512,000 stock options and 1,000 restricted Ordinary Shares to our directors and officers pursuant to the Plans. The options were granted at exercise prices ranging from $36.86 to $35.80, and the expiration date for these options is December 11, 2010.

As of December 31, 2003, total options to acquire 5,059,000 Ordinary Shares were outstanding, of which 2,266,000 were exercisable as of that date. As of December 31, 2003, our officers and directors, as a group, held options to acquire approximately 2,028,077 Ordinary Shares (excluding exercisable options held by The Kerzner Family Trust), of which approximately 369,410 are currently exercisable, and held approximately 1,000 restricted Ordinary Shares (excluding restricted Ordinary Shares held by

The Kerzner Family Trust that are vested), of which none is currently vested. The options outstanding held by the officers and directors as of December 31, 2003 (excluding options held by The Kerzner Family Trust) were granted at exercise prices ranging from $20.07 to $41.63. The expiration dates for these options range from 2006 to 2012.

(C) Board Practices

Pursuant to our Articles of Association, as amended, our maximum number of directors is fixed at five. At our September 24, 2001, annual meeting of shareholders, our existing directors, consisting of Mr. S. Kerzner, Mr. Buckley, Mr. Marks, Mr. Siegel and Mr. von Rantzau were elected to terms set to expire at our annual general meeting to be held in 2004.

Our Board of Directors has appointed an audit committee of the board consisting of Mr. Buckley, Mr. Marks and Mr. Siegel. Deloitte & Touche LLP, the Company's independent auditor, has full and free access to meet with the audit committee, without management representatives present, to discuss the results of the audit, the adequacy of internal controls and the quality of financial reporting. The primary function of the audit committee is to assist our Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the stockholders and others, the systems of internal controls that our management and Board of Directors have established and the audit process. The audit committee of our Board of Directors reviews the selection of our independent certified public accountants each year. The audit committee convenes at least eight times per year. The audit committee's charter has been filed as Exhibit 11.1 to this Annual Report.

We also have a Compensation Committee consisting of Mr. Siegel, Mr. Buckley, Mr. Marks and Mr. von Rantzau. The Compensation Committee is mandated to review and adopt our executive compensation plans and policies, including the adoption of stock incentive plans and the granting of options and restricted stock to senior executives thereunder.

We do not have service contracts with any of our directors.

Corporate Governance Standards

Pursuant to home country practices exemptions granted to us by the New York Stock Exchange, we are permitted to follow certain corporate governance practices complying with relevant Bahamian laws, which are different from those required by U.S. domestic companies under the New York Stock Exchange's listing standards. The New York Stock Exchange rules and our current practices relating to corporate governance have the following significant differences:

Independent Directors. The New York Stock Exchange requires that domestic listed companies have at least a majority of independent directors on their boards, make affirmative determinations of independence and have regularly-scheduled meetings of non-management directors without management participation. As a foreign private issuer, we are not required to satisfy this listing standard. We have not made any determination as to whether a majority of our directors meet the independence requirements set forth in the New York Stock Exchange listing standards and we do not have regularly-scheduled meetings of non-management directors.

Audit Committee. The New York Stock Exchange requires that a listed company have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company. We have not made any determination as to whether all of the directors on our audit committee meet the independence requirements set forth in the New York Stock Exchange listing standards. The Company is currently reviewing its corporate governance structure to ensure that it is in

compliance with these new corporate governance standards of the New York Stock Exchange when they become applicable to foreign private issuers on July 31, 2005.

Nominating/Corporate Governance and Compensation Committees. The New York Stock Exchange requires that domestic listed companies must have a board committee composed of at least one independent director that performs certain nominating and corporate governance functions. We do not have a nominating and corporate governance committee. The New York Stock Exchange also requires that domestic listed companies must have a board committee composed of at least one independent director that performs certain compensation-related functions. As a foreign private issuer, we are not required to satisfy these listing standards. We have a compensation committee, but have not made any determination as to whether the directors who constitute the committee meet the independence requirements set forth in the New York Stock Exchange listing standards.

Certifications. The New York Stock Exchange requires that a listed company's chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. As a foreign private issuer, our chief executive officer is not required to make this certification.

Corporate Governance Guidelines. The New York Stock Exchange requires that domestic listed companies adopt detailed corporate governance guidelines. As a foreign private issuer, we are not required to adopt, and have not adopted, such guidelines.

Shareholder Approval Policy. Pursuant to the amendment to the corporate governance standards that was approved by the Securities and Exchange Commission on June 30, 2003, the New York Stock Exchange requires, with limited exceptions, that shareholder approval be obtained with respect to any equity-compensation plan, which is generally defined as a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services. We follow Bahamian laws that do not apply specific rules to equity compensation plans; they are considered an issue of shares which does not require shareholder approval.

The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. We follow Bahamian laws which do not require shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock. Under Bahamian laws, these are considered an issuance of shares which does not require shareholder approval.

On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange issued a report recommending that the Exchange adopt significant changes to its corporate governance listing standards. On August 16, 2002, the New York Stock Exchange filed with the Securities and Exchange Commission proposed changes to its corporate governance standards which reflect the findings of the Committee. The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity-compensation plans, and annual certifications by chief executive officers. On June 30, 2003, the Securities and Exchange Commission approved the portion of the proposed

corporate governance standards relating to shareholder approval of equity-compensation plans, which is described under "Shareholder Approval Policy" above. Also, in light of the promulgation by the Securities and Exchange Commission of Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, on April 4, 2003, the New York Stock Exchange filed with the Securities and Exchange Commission an amendment to the remainder of its proposed rule changes in order to reflect the requirements of Rule 10A-3. That portion of the proposed rule changes, as amended, became effective upon the Securities and Exchange Commission's approval on November 4, 2003.

The rules will generally continue to grant home country practices exemptions to foreign private issuers listed on the New York Stock Exchange, including us, but, pursuant to the requirements of Rule 10A-3, those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 will be applicable to listed foreign private issuers. Among such requirements, a foreign private issuer listed on the New York Stock Exchange will be required to have an audit committee consisting of at least three directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. These new corporate governance standards of the New York Stock Exchange will become applicable to foreign private issuers listed on the New York Stock Exchange on July 31, 2005. The Company plans to take appropriate steps with respect to its corporate governance system by July 31, 2005 so that its audit committee satisfies the requirements set forth in Rule 10A-3.

(D) Employees

Set forth below is a table showing the approximate total number of employees at our properties worldwide by geographic location for the periods indicated.

	At December 31,		
	2003	2002	2001
The Bahamas	5,785	5,800	5,560
U.S.	425	425	400
Other	75	70	60
Total:	6,285	6,295	6,020

In addition to the above, as of December 31, 2003, we had approximately 5,200 employees under management at our One&Only properties in Mauritius, Dubai, the Maldives and Mexico. We do not employ a significant number of temporary workers.

Union Contract Arrangements—The Bahamas

In The Bahamas, as of December 31, 2003, approximately 3,700 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association has signed a new contract with the union that will expire on January 7, 2008. Labor relations in The Bahamas have been unstable at times with occasional work stoppages occurring, not only at Atlantis, but also at publicly run entities such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country's largest private employer, we are sometimes the target of labor disputes. See "Item 3. Key Information, (D) Risk Factors—Work stoppages and other labor disputes could harm our financial condition and results of operations."

(E) Share Ownership

The Kerzner Family Trust, which is a trust controlled by Mr. S. Kerzner, beneficially owns 6,379,747 Ordinary Shares (which includes 1,096,836 Ordinary Shares subject to currently exercisable options and 20,074 restricted Ordinary Shares that are vested, all of which were granted pursuant to the Plans and transferred to The Kerzner Family Trust by Mr. S. Kerzner, as well as 4,495,794 Ordinary Shares held by WLG, a subsidiary of The Kerzner Family Trust), which represents approximately 21.1% of the outstanding Ordinary Shares. The options held by The Kerzner Family Trust have exercise prices ranging from $18.125 to $35.00 and expiration dates ranging from January 31, 2007 to August 4, 2010. Of the 6,379,747 Ordinary Shares beneficially owned by The Kerzner Family Trust, 767,043 represent Ordinary Shares over which WLG has the right to vote through certain proxy arrangements with Kersaf. See table in "Item 7. Major Shareholders and Related Party Transactions, (A) Major Shareholders—Restructuring of Relationship with Majority Shareholder." Mr. S. Kerzner has sole dispositive power over the Ordinary Shares held by WLG as Mr. S. Kerzner controls WLG. Familienstiftung Von Rantzau-Essberger, a family trust of Heinrich von Rantzau (and also the sole shareholder of CMS), owns 36,500 Ordinary Shares, and CMS beneficially owns an additional 3,608,393 *Ordinary Shares. See table in "Item 7. Major Shareholders and Related Party Transactions,* (A) *Major* Shareholders." Each of our other directors and officers beneficially owns less than 1% of outstanding Ordinary Shares.

For a description of options granted to our directors, executive officers and other key employees, see "(B) Compensation" above.

Item 7. Major Shareholders and Related Party Transactions

(A) Major Shareholders

As of December 31, 2003, we had 30,283,689 Ordinary Shares outstanding. The following table sets forth certain information as of December 31, 2003 (or certain other dates, to the extent indicated below), regarding the beneficial ownership of our Ordinary Shares by: (i) any person who is known to us to be the owner of more than five percent of any class of our voting securities and (ii) our directors and officers as a group. Due to the arrangements described below, certain of our Ordinary Shares are beneficially owned by several parties.

Beneficial Owner	Number of Shares	Percent of Shares
Caledonia Investments plc ("Caledonia")	6,575,336(1)	21.7
World Leisure Group Limited ("WLG") and its affiliates	6,379,747(2)	21.1
Kersaf Investments Limited ("Kersaf")	1,983,679(3),(5)	6.6
Baron Capital Group, Inc. ("Baron")	5,562,232(4)	18.4
Cement Merchants SA ("CMS")	3,644,893(5),(6)	12.0
FMR Corp.	3,031,400(7)	10.0
Directors and officers as a group (excluding shares beneficially owned by Solomon Kerzner)(8)	*	*

* Less than five percent of outstanding voting securities.

---

(1) Consists of: (i) 5,808,293 Ordinary Shares held by Caledonia and (ii) 767,043 Ordinary Shares over which Caledonia has a proxy (see Note 3 below).

(2) Consists of: (i) 4,495,794 Ordinary Shares held for the account of WLG, (ii) 767,043 Ordinary Shares over which WLG has a proxy (see Note 3 below) and (iii) 1,096,836 Ordinary Shares subject to currently exercisable options and 20,074 restricted Ordinary Shares that are vested, all of which were transferred to The Kerzner Family Trust by Mr. S. Kerzner.

(3) Consists of (i) 1,173,679 Ordinary Shares held by Royale Resorts International Limited ("RRIL") and 510,000 Ordinary Shares held by Royale Resorts Holdings Limited ("RRHL"), a wholly owned subsidiary of RRIL, each of which companies are jointly owned by Kersaf and CMS (73.3% by Kersaf and 26.7% by CMS) and (ii) 300,000 Ordinary Shares owned by Sun International Inc., a wholly owned subsidiary of Kersaf.

Kersaf does not have any voting rights with respect to its Ordinary Shares of Kerzner International. In connection with the July 2001 restructuring of our majority shareholder, Kersaf and certain of its affiliates granted irrevocable proxies, in varying amounts, to vote all of its Ordinary Shares to Caledonia, WLG and CMS (the "Kersaf Proxy Shares"). Therefore, the amounts presented in this table for Caledonia and WLG each include 767,041 of the Kersaf Proxy Shares. The amounts presented in this table for CMS include the remaining 449,592 of Kersaf Proxy Shares.

On March 29, 2004, Kersaf filed with the SEC an amendment to its Schedule 13D filed on July 19, 2001, in which it disclosed that certain of its affiliates RRIL, RRHL and Sun International Inc., sold 498,900 Ordinary Shares between October 10, 2003 and March 26, 2004. Amounts presented in this table do not reflect the information contained in the Schedule 13D/A filed by Kersaf on March 29, 2004.

(4) Based upon information contained in the Schedule 13G/A filed by Baron on February 13, 2004.

(5) Amounts presented in this table reflect the beneficial ownership by each of Kersaf and CMS of the 1,173,679 Ordinary Shares held by RRIL and the 510,000 Ordinary Shares held by RRHL, for a total of 1,683,679 Ordinary Shares over which they share dispositive power due to their joint ownership of RRIL and RRHL.

In addition, pursuant to an agreement entered in July 2001, RRHL and RRIL granted to CMS an option to purchase all or a portion of 1,150,000 of our Ordinary Shares then held by RRHL and RRIL. The number of Ordinary Shares subject to this option is currently 449,592 Ordinary Shares. This option expires on July 2, 2006. Amounts presented in this table treat all of the Ordinary Shares subject to this option as being beneficially owned by both Kersaf and CMS, both due to the shared rights of disposition described in the preceding paragraph and the option.

On March 29, 2004, Kersaf filed with the SEC an amendment to its Schedule 13D filed on July 19, 2001, in which it disclosed that certain of its affiliates RRIL, RRHL and Sun International Inc., sold 498,900 Ordinary Shares between October 10, 2003 and March 26, 2004. Amounts presented in this table do not reflect the information contained in the Schedule 13D/A filed by Kersaf on March 29, 2004.

(6) Consists of: (i) 1,173,679 Ordinary Shares held by RRIL and the 510,000 Ordinary Shares held by RRHL over which CMS and Kersaf share dispositive power as discussed in Note 5 above, (ii) 1,815,421 Ordinary Shares acquired in November and December 2002 in a series of transactions with RRIL, RRHL and another affiliate of Kersaf, (iii) 109,293 Ordinary Shares received as a dividend on May 31, 2003, as reported in the Schedule 13D/A filed on June 13, 2003 by CMS and (iv) 36,500 Ordinary Shares held directly by Familienstiftung Von Rantzau-Essberger, the sole shareholder of CMS.

(7) Based upon information contained in the Schedule 13G/A filed by FMR Corp. and certain affiliates on February 10, 2004.

(8) If the directors and officers as a group were to exercise their vested options, they would own 4.4% of the Ordinary Shares outstanding as of December 31, 2003 (excluding shares beneficially owned by Solomon Kerzner).

As of December 31, 2003, we had approximately 707 holders of record of approximately 30,283,689 Ordinary Shares, excluding 7,072,000 Ordinary Shares held as treasury stock. As of December 31, 2003, there were an estimated 688 U.S. holders of record holding approximately 48.4% of our issued and outstanding Ordinary Shares.

All of our Ordinary Shares have the same voting rights.

The amounts reflected in this "Major Shareholders" section are compiled and derived from SEC filings by each of Caledonia, WLG, Kersaf, Baron, CMS and FMR and other sources.

(B) Related Party Transactions

Set forth below is a summary of certain agreements that have been entered into or transactions that have occurred involving us and any of our subsidiaries, affiliates or key management.

Restructuring of Relationship with Majority Shareholder

On July 3, 2001, we announced the restructuring of our majority shareholder, SIIL, and the resolution of certain matters with SIIL and certain of its shareholders. Pursuant to the restructuring, SIIL was dissolved and its shareholders received interests in us directly proportionate to their interests in SIIL. The former shareholders of SIIL currently beneficially own approximately 39.2% of our issued and outstanding shares. SIIL was owned in equal thirds by Kersaf, Caledonia and WLG, a company controlled by a Kerzner family trust. SIIL previously was governed by a shareholders agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the "Sun International" name and there had been some confusion regarding the use of the "Sun International" name by both Kersaf and us. In October 2001, we commenced a lawsuit against Kersaf and certain of its subsidiaries. See "Item 8. Financial Information, (A) Consolidated Statements and Other Financial Information—Legal Proceedings—Kersaf Litigation." In November 2002, we reached a further settlement with SIIL's former shareholders to resolve certain outstanding issues. See below "Global Settlement." As part of the July 2001 restructuring:

- The SIIL shareholders agreement was terminated effective July 3, 2001, and SIIL was dissolved in May 2002. SIIL's former shareholders now hold their shares in us directly.
- CMS, a partner in Kersaf's hotel, casino and resort management activities in southern Africa, obtained options to purchase a portion of our Ordinary Shares owned by Kersaf. As part of the restructuring agreements, Heinrich von Rantzau, a principal of CMS, joined our Board of Directors.
- Kersaf, Caledonia and WLG agreed to certain standstill provisions through June 2006 pursuant to which each of them would refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets. See below "Registration Rights and Governance Agreement."
- Pursuant to a registration rights and governance agreement, we granted certain registration rights to Kersaf, Caledonia, WLG, CMS and certain of their respective affiliates, and Kersaf agreed to sell not less than 2.0 million of our Ordinary Shares in a registered public offering before June 30, 2002 (which date was subsequently extended to February 28, 2003), subject to certain extensions. Kersaf satisfied this obligation by completing the Kersaf Offering on December 18, 2002. See below "Global Settlement."
- The duration of appointment of our directors, consisting of Mr. S. Kerzner, Mr. Buckley, Mr. Siegel, Mr. Marks and Mr. von Rantzau, have been extended until our annual general shareholders meeting in 2004.

- We agreed that, after a transition period not to exceed one year from July 3, 2001, we would cease using the names "Sun" and "Sun International" and, as between the parties, Kersaf would have exclusive rights to use such names. In July 2002, we changed our corporate name to Kerzner International Limited. We do not believe that we have experienced any change in our business or operations as a result of the name change.
- Kersaf was granted the right to pursue a potential resort development project in Port Ghalib, Egypt, and we would have received between 25% and 50% of Kersaf's gross receipts from this project when and if it was consummated. However, as part of the November 2002 settlement, we relinquished all of our rights to an interest in this project. See below "Global Settlement."
- In July 2001, Kersaf made a one-time payment of $3.5 million to us and issued a secured note to us with a principal amount of $12.0 million and a maturity date of June 30, 2003. In December 2001, Kersaf repaid in full the principal amount of the note and accrued interest.
- Kersaf agreed to continue to make an annual payment to us pursuant to a long-term contract, which payment was approximately $3.3 million in 2003 and 2002. See below "—Long-Term Contract Fees." As part of the November 2002 settlement, Kersaf's obligation to make this payment was terminated effective December 2, 2002.

Global Settlement

In November 2002, we entered into a settlement agreement with Kersaf and certain of our other principal shareholders that, among other things, settled certain outstanding claims that we had with Kersaf and amended certain provisions of the July 2001 restructuring agreements relating to our former majority shareholder described in "Restructuring of Relationship with Majority Shareholder" above. As part of the July 2001 restructuring agreements, Kersaf agreed to, among other things, sell at least 2.0 million of our Ordinary Shares in a registered public offering, adhere to a certain non-compete agreement, continue to make an annual payment to us pursuant to a long-term contract, which payment was approximately $3.3 million in 2003 and 2002, and grant us an interest in a proposed project in Port Ghalib, Egypt. In October 2001, we filed a lawsuit in New York against Kersaf and certain of its affiliates alleging, among other things, that Kersaf had breached its non-compete obligation under the July 2001 restructuring agreements. As part of the November 2002 settlement agreement:

- We agreed to terminate the outstanding lawsuit related to Kersaf and certain of its affiliates, and each of the parties to the settlement agreement released all other parties to the settlement agreement from any and all claims, subject to certain limited exceptions;
- Certain contractual arrangements were terminated, including Kersaf's non-compete agreement and Kerzner's rights in Kersaf's project in Port Ghalib, Egypt;
- Kersaf paid us $32.0 million, plus interest accruing at a rate of 7.0% per annum from December 2, 2002, out of the proceeds of the Kersaf Offering in full satisfaction of a note delivered to us in connection with the settlement agreement;
- The date by which Kersaf was obligated to sell at least 2.0 million of our Ordinary Shares in a registered public offering was extended from October 31, 2002 to February 28, 2003, which obligation was satisfied by Kersaf by completing the Kersaf Offering on December 18, 2002; and
- Kersaf's obligation to make the annual payment referred to above was terminated effective December 2, 2002.

Registration Rights and Governance Agreement

As part of the SIIL reorganization, we entered into a registration rights and governance agreement with Kersaf, WLG, Caledonia, CMS and certain of their respective affiliates, which was amended as part of the November 2002 settlement. This agreement, and a related proxy, governs the voting of Kersaf's Ordinary Shares that are subject to a proxy discussed above in "(A) Major Shareholders." Among other things, under this agreement, as amended:

- Kersaf, Caledonia, WLG and CMS agreed to certain transfer restrictions that generally limit the ability of each party to purchase or sell our Ordinary Shares. As part of the November 2002 settlement, this agreement was modified so that Kersaf will no longer have the right to enforce these transfer restrictions.
- Each of Kersaf, Caledonia, CMS, WLG and certain of their respective affiliates were granted certain demand registration rights that may require us to register all or part of their Ordinary Shares of Kerzner in one or more registered public offerings from time to time as follows: (i) Kersaf agreed to sell not less than 2.0 million of our shares in a registered public offering before June 30, 2002 (which date was subsequently extended to February 28, 2003), subject to certain extensions (the "Minimum Year One Sale"), (ii) following such offering, Kersaf and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million Ordinary Shares, (iii) following March 31, 2002, Caledonia and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million Ordinary Shares, (iv) following June 30, 2003, WLG and certain of its affiliates have one demand registration right covering no less than 0.5 million Ordinary Shares and, following the earlier of June 30, 2004, and the date Caledonia and certain of its affiliates have disposed of 2.5 million of their Ordinary Shares, one or more demand registration rights each covering no less than 1.0 million Ordinary Shares, and (v) following March 31, 2002, CMS and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million Ordinary Shares. Kersaf satisfied the Minimum Year One Sale by completing a secondary offering of 2.3 million of our Ordinary Shares on December 18, 2002.
- Each of Kersaf, Caledonia, CMS and WLG were granted the right to sell certain of their Ordinary Shares through our brokers in open market transactions.
- If Kersaf sells more than 4.0 million shares pursuant to one or more underwritten public offerings, we will receive a portion of the net proceeds (less certain commissions, fees and expenses) from those shares sold by Kersaf in excess of four million shares in the following amounts:
  - if the price per share is less than or equal to $27.00 per share, five percent of such net proceeds;
  - if the price per share is greater than $27.00 but less than $30.375, five percent of such net proceeds plus 50% of the amount by which the price per share exceeds $27.00; and
  - if the price per share is greater than $30.375, ten percent of such proceeds.
- We submitted to our shareholders an amendment to our articles of association that was adopted in September 2001 and set the term of our existing directors to expire at our annual general meeting in 2004.
- We agreed to include in the slate of directors submitted by us to our shareholders for election one individual designated by each of WLG, Caledonia and CMS, subject to their retaining a minimum beneficial ownership of our Ordinary Shares.

- Kersaf has agreed until June 30, 2006 not to acquire any of our shares. In addition, subject to certain rights of first refusal as between themselves, each of Caledonia, WLG and CMS has agreed not to acquire any additional shares of Kerzner in excess of 0.9 million, in the case of Caledonia and WLG, and 4.0 million, in the case of CMS, prior to June 30, 2006, in each case subject to certain exceptions.
- Kersaf, Caledonia, CMS and WLG agreed to refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets, unless an independent third party proposes such an extraordinary corporate transaction and our Board of Directors determines to enter into discussions or negotiations with that third party.

This summary is qualified in its entirety by reference to the particular provisions of the registration rights and governance agreement, which can be found as Exhibit 10.8 to our registration statement on Form F-4 filed on September 21, 2001, and the settlement agreement, which can be found as Exhibit 99.2 to our Form 6-K filed on November 8, 2002, both of which you should review carefully.

Harborside at Atlantis

We entered into a series of promissory notes with Harborside at Atlantis to fund 50% of the construction cost of the timeshare units on Paradise Island in The Bahamas. These notes amounted to $15.0 million at December 31, 2003. We earn interest on these advances at a rate equal to one-month LIBOR plus 250 basis points, which was 3.62% at December 31, 2003. The loans were made simultaneously with loans from Starwood, which mirror the amounts, terms and conditions of our loans. Our loans and the Starwood loans are *pari passu* with respect to payments of principal and accrued interest and such payments will be made in cash, as it is available from the sale of timeshare units. Of the amount advanced to Harborside at Atlantis, the Company does not anticipate repayment within the next twelve months.

Harborside at Atlantis was closed from the end of August 2002 through early December 2002 in order to repair significant damage resulting from adverse weather primarily due to Hurricane Michelle. The approximate $28.3 million in property damage at our Paradise Island properties excluded our $6.9 million share of construction remediation costs at Harborside at Atlantis in 2002 and our $1.8 million share in 2003. During 2002, we recorded equity losses of $5.2 million resulting from the $6.9 million remediation charge offset by $1.7 million equity earnings from Harborside at Atlantis' operations. During the fourth quarter of 2003, our portion of insurance recovery related to the remediation costs was $1.5 million and therefore the loss for the year ended December 31, 2003 has been reduced by that amount. Harborside at Atlantis is still in negotiation with its insurers and may receive additional recovery during 2004.

We provide marketing, administrative and development services to Harborside at Atlantis from which we earned fees of $1.8 million, $1.6 million and $1.4 million for the years ended December 31, 2003, 2002 and 2001 respectively.

Management Services and Fees

We provide development, management and marketing services to SRL, a Mauritius company in which we own a 20.4% equity interest, and to all resorts owned by SRL, through 2023. The management services we provide to SRL are sub-contracted by One&Only (Indian Ocean) Management Limited ("One&Only Management"), a company owned 80% by us and 20% by SRL, to Kerzner. We provide all development and marketing services to SRL and receive fees for providing such services.

Pursuant to an assignment from us, One&Only Management provides management services to the One&Only Kanuhura, a Maldives company, in which we currently own a 20% equity interest. The terms of the management agreement run concurrent with the terms of a lease between the One&Only Kanuhura and the government of the Maldives to lease the One&Only Kanuhura. That lease expires in 2026 and is subject to extension. Similar to our agreements in Mauritius, we provide all development and marketing services to the One&Only Kanuhura.

We provide management services to Harborside, a joint venture in which we own a 50% equity interest.

We provide management services to the One&Only Palmilla, a deluxe, five-star property located near Cabo San Lucas. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022.

In June 2002, we entered into management and development agreements for a 130-room luxury resort in Kaafu Atoll, the Maldives that we expect to open in 2005. The management and development agreements related to this property are co-terminus with the owner's lease, which expires in 2020. SRL's board of directors has approved the exercise of its right to participate on a proportionate basis (currently 20%) with us in connection with the Kaafu Atoll project and therefore the management agreement for that property will be held by One&Only Management.

We also have management, development and/or marketing agreements with respect to each of our projects in Dubai (see "Item 4. Information on the Company, (B) Business Overview—The Properties—One&Only—Middle East"), Havana, Cuba (see "Item 4. Information on the Company, (B) Business Overview—The Properties—One&Only—Cuba") and Cape Town, South Africa (see "Item 4. Information on the Company, (B) Business Overview—The Properties—One&Only—South Africa"). As of December 31, 2003, we had not received any management, development or marketing fees associated with these projects.

Office Lease

Effective February 2002, we entered into a lease agreement with Tennyson Properties Limited, which we believe was an arm's length transaction, whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years. The annual rent is approximately £205,000 (which is the equivalent of approximately $365,000 at December 31, 2003) and is subject to increase every five years to the current fair market value. Tennyson Properties Limited is owned by a family trust established by Solomon Kerzner.

Long-Term Contract Fees

As part of the restructuring of our then majority shareholder, SIIL, Kersaf agreed to pay us $32.1 million in December 2002. Of this amount, $21.3 million (which represents the future payments that were to be received over the term of the underlying agreements) is classified as deferred revenue. This long-term contract fee payment was established at $2.4 million in 1994 and increased at a rate of 3.3% per year and has been paid annually. We received our last payment on December 2, 2002, and pursuant to the settlement agreement with Kersaf, described above in "Global Settlement," Kersaf's obligation to make payments was terminated effective as of that date. See Note 20—Gain on Settlement of Territorial and Other Disputes in the accompanying consolidated financial statements.

(C) Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

(A) Consolidated Statements and Other Financial Information

Please refer to Item 18 for our consolidated financial statements and the independent auditors' report.

Legal Proceedings

Other Litigation

The Company is involved in certain litigation and claims incidental to its business. The Company does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying consolidated financial statements.

Enforceability Of Civil Liabilities

We are a Bahamian international business company incorporated under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas. Certain of our directors and executive officers reside outside the U.S. A substantial portion of the assets of such persons and a certain portion of our assets are located outside the U.S. As a result, in the opinion of Harry B. Sands and Company, our Bahamian counsel, it may be difficult or impossible to effect service of process within the U.S. upon such persons, to bring suit in the U.S. or to enforce, in the U.S. courts, any judgment obtained there against such persons predicated upon any civil liability provisions of the U.S. federal securities laws. It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments predicated upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in connection, is actionable in Bahamian courts and is impeachable only upon the grounds of (i) fraud, (ii) public policy and (iii) natural justice.

Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the U.S. As a result, we may be unable to collect gaming debts from patrons of our casinos who reside in such jurisdictions.

Dividend Policy

Pursuant to our Articles of Association, the Board of Directors may from time to time declare dividends. We historically have not paid dividends and there are currently no plans to declare any dividends.

(B) Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2003.

Item 9. The Offer and Listing

(A) Offer and Listing Details

The Ordinary Shares do not trade on any foreign exchange. The Ordinary Shares have been listed and traded on the NYSE since March 1, 1996. On March 29, 2004, the closing price of our Ordinary Shares on the NYSE was $46.18.

The following tables set forth the range of high and low closing sale prices of the Ordinary Shares as reported on the NYSE during the periods shown.

For the year:

	High	Low
2003	$39.02	$19.37
2002	31.20	18.80
2001	28.50	17.13
2000	23.75	15.88
1999	47.49	17.31

For the quarter:

	High	Low
2003: 4th quarter	$39.02	$34.78
3rd quarter	37.60	30.11
2nd quarter	32.21	22.25
1st quarter	23.45	19.37
2002: 4th quarter	24.74	18.80
3rd quarter	25.13	22.25
2nd quarter	31.20	24.24
1st quarter	27.21	22.95

For the month:

	High	Low
2004 February	$42.30	$38.47
2004 January	43.00	39.22

(B) Plan of Distribution

Not applicable.

(C) Markets

Since March 1, 1996, our Ordinary Shares have been listed and traded on the NYSE. Our Ordinary Shares are not listed on and do not trade on any other exchange.

(D) Selling Shareholders

Not applicable.

(E) Dilution

Not applicable.

(F) Expenses of the Issue

Not applicable.

Item 10. Additional Information

(A) Share Capital

Not applicable.

(B) Memorandum and Articles of Association

The Restated Articles of Association of Kerzner, dated as of June 26, 2001, were filed with the SEC as an exhibit to our Form 20-F Annual Report for the year ended December 31, 2000 in file

number 1-04226. Subsequent amendments, dated as of September 24, 2001, to these Restated Articles of Association were filed with the SEC with our proxy statement for the annual general meeting held on September 24, 2001.

The Amended and Restated Memorandum of Association of Kerzner was filed with the SEC as an exhibit to our Registration Statement on Form F-4, filed on November 1, 1996 in file number 333-15409. A subsequent amendment, dated as of May 17, 2002, to this Amended and Restated Memorandum of Association was filed with the SEC as an exhibit to our Registration Statement on Form F-4/A, filed on August 12, 2002 in file number 333-96705.

A description of certain provisions of the Company's Amended and Restated Memorandum of Association and Restated Articles of Association is incorporated by reference to the "Description of Capital Stock" section of the Company's Form F-3 filed with the SEC on May 23, 2002 in file number 333-88854.

Kerzner is registered under number 46,600B at the Companies Registry of The Bahamas. Kerzner's purpose, as stated in the Memorandum, is "to engage in any act or activity that is not prohibited under any law for the time being in force in the Commonwealth of The Bahamas."

(C) Material Contracts

The following is a summary of each material contract in which we or any of our subsidiaries have been a party to for the past two years.

Heads of Agreement

On May 26, 2003, Kerzner entered into a new Heads of Agreement with the Government of The Bahamas. A complete description of the Heads of Agreement and the Phase III Expansion can be found at "Item 4. Information on the Company, (B) Business Overview—Certain Matters Affecting Our Bahamian Operations—Heads of Agreement" and "Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, Paradise Island."

Indenture

On August 14, 2001, Kerzner and KINA (together, the "Companies") issued $200.0 million principal amount of 8⅞% Senior Subordinated Notes due 2011 which, after costs, resulted in net proceeds of approximately $194.0 million. All of proceeds received from the issuance of the 8⅞% Senior Subordinated Notes were advanced to Kerzner International Bahamas Limited ("KIB") to repay amounts outstanding under the Revolving Credit Facility. Therefore, interest expense related to the 8⅞% Senior Subordinated Notes is offset by affiliated interest income from KIB.

In May 2002, the Companies issued an additional $200.0 million of 8⅞% Senior Subordinated Notes and used the proceeds to repay the Companies outstanding 9% Senior Subordinated Notes pursuant to the Tender Offer, Consent Solicitation and Redemption of such notes described below.

The 8⅞% Senior Subordinated Notes, which are unsecured obligations, are unconditionally guaranteed by substantially all of the wholly-owned subsidiaries of Kerzner and KINA. Interest on the 8⅞% Senior Subordinated Notes is payable semi-annually and commenced on February 15, 2002. The indenture for the 8⅞% Senior Subordinated Notes contains certain covenants, including limitations on the ability of the Companies to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, and (iii) make certain other restricted payments.

Fourth Amended and Restated Revolving Credit Facility

On November 13, 2001, Kerzner, KINA and KIB, as co-borrowers, entered into an amended and restated revolving credit facility with a syndicate of lenders. This facility is described in "Item 4. Information on the Company, (A) History and Development of the Company—Reorganization of Capital Structure—Amended Revolving Credit Facility."

Letter Agreement dated December 14, 2001 to the Amended Revolving Credit Facility

On December 14, 2001, we entered into a letter agreement relating to the Amended Revolving Credit Facility which increased the amount of foreign currency letters of credit available to us from an aggregate principal amount of $3,000,000 to an aggregate principal amount of $30,000,000.

First Amendment dated May 8, 2002 to the Amended Revolving Credit Facility

On May 8, 2002, we entered into an amendment to the Amended Revolving Credit Facility (the "First Amendment"). The First Amendment was entered into in order to permit us to purchase or redeem all of the outstanding $200.0 million aggregate principal amount of our 9% Senior Subordinated Notes. On May 8, 2002, we commenced a tender offer and consent solicitation related to the 9% Senior Subordinated Notes and purchased substantially all of such notes on June 5, 2002. All 9% Senior Subordinated Notes that remained outstanding after the tender offer was completed were redeemed on June 21, 2002. See "Item 4. Information on the Company, (A) History and Development of the Company—Reorganization of Capital Structure."

Letter Agreement dated May 22, 2002 to the Amended Revolving Credit Facility

On May 22, 2002, we entered into a letter agreement relating to the Amended Revolving Credit Facility pursuant to which we requested and were granted a $100.0 million increase in the aggregate amount of borrowings that could be outstanding at any one time under the revolving credit facility. After giving effect to such increase, the aggregate amount of borrowings that could be outstanding at any one time was $300.0 million. We and the lenders have since agreed, effective January 1, 2003, to calculate borrowings available under our Amended Revolving Credit Facility using a borrowing base, such that we can draw the lesser of a borrowing base or the commitment amount. See below "Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility." We and the lenders have also since agreed to a permanent reduction in commitments such that the maximum amount of borrowings that may be outstanding is $253.5 million less the amount of any letters of credit outstanding. This amount reflects the permanent reduction in commitments of $46.5 million related to our guarantee of the same amount in connection with the local project financing at the One&Only Palmilla.

As of December 31, 2003, the Company had $237.0 million of borrowings available under the Amended Revolving Credit Facility.

Letter Agreement dated August 30, 2002 to the Amended Revolving Credit Facility

On August 30, 2002, we entered into a letter agreement relating to the Amended Revolving Credit Facility that amended the amount of per occurrence "all risks" insurance that we were required to maintain on our properties. Prior to the execution of the letter agreement, we were required to maintain insurance in amounts not less than the replacement value of our properties. The letter agreement provided that (a) from July 1, 2002, to June 30, 2003, the required level of per occurrence "all risks" insurance on our properties be equal to the lesser of the full replacement value of such property or the amount of such insurance reasonably available to us on commercially reasonable terms and (b) after July 1, 2003, the amount of any deductible related to our per occurrence "all risks" insurance will not be permitted to exceed $15.0 million and the sum of the aggregate principal amount

of all of our outstanding borrowings under the revolving credit facility will not be permitted to exceed the amount of per occurrence "all risks" insurance we maintain from time to time on our properties. The limitation on the aggregate principal amount of all of our outstanding borrowings was replaced with a borrowing base calculation pursuant to the Third Amendment dated May 15, 2003 discussed below. See "Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility."

Second Amendment dated November 20, 2002 to the Amended Revolving Credit Facility

On November 20, 2002, we entered into a second amendment to the Amended Revolving Credit Facility (the "Second Amendment"). The Second Amendment was entered into in order to permit us to purchase or redeem all of our outstanding 8⅝% Senior Subordinated Notes. On November 27, 2002, we called for redemption the entire outstanding principal amount of such notes and on December 27, 2002, we redeemed them at a redemption price of $1,043.13 per $1,000 of principal amount outstanding plus accrued interest. See "Item 4. Information on the Company, (B) History and Development of the Company—Reorganization of Capital Structure."

Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility

On May 15, 2003, we entered into a Third Amendment to the Amended Revolving Credit Facility (the "Third Amendment"). The Third Amendment was entered into in order to, among other things, calculate borrowings available under the Amended Revolving Credit Facility using a borrowing base calculation, such that we can draw the lesser of the borrowing base or the commitment amount. The borrowing base is generally the sum of: (i) the amount of "all risks" insurance maintained from time to time on the Bahamas Property, as defined, and on the buildings situated thereon; (ii) the value of undeveloped land owned by the Company under the Amended Revolving Credit Facility on Paradise Island, which for purposes thereof is deemed to be $150.0 million; (iii) the cost basis of the Company's investment in luxury resort hotels (defined to include the One&Only Palmilla and any luxury resort properties in which the Company make an investment in after January 1, 2003 that enables the Company to control management of such properties); (iv) the product of six times the consolidated EBITDA, as defined, attributable to the management contracts of the Company and those under One&Only (Indian Ocean) Management Limited and their significant subsidiaries; and (v) the estimated net present value of the payments due to the Company pursuant to the Relinquishment Agreement for purposes thereof is deemed to be $185.0 million.

Mohegan Sun Agreements

In February 1998, TCA and the Mohegan Tribe entered into the Relinquishment Agreement pursuant to which TCA receives the Relinquishment Fees and a development services agreement pursuant to which TCA agreed to develop the Project Sunburst expansion for a $14.0 million development fee. These agreements are described in "Item 4. Information on the Company, (A) History and Development of the Company."

Atlantis, The Palm

In September 2003, we entered into agreements to form a joint venture with Nakheel LLC, a government-owned entity in Dubai, to develop Atlantis, The Palm. The Company and Nakheel have each agreed to invest $60 million in equity financing to the Atlantis, The Palm project, with the balance of the financing, which may include an equity component, expected to be raised at the local level. As part of the Company's equity commitment to the project, it expects to invest approximately $20 million in 2004. As part of this transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The development services agreement provides for Kerzner to receive a $15.0 million fee for development, (exclusive of our equity investment in the venture). As of December 31, 2003, we have $1.2 million of deferred costs related to Atlantis, The Palm. The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

Management Agreements

In November 2003, we entered into agreements to manage and develop Hotel Saratoga, a 100-room hotel currently under renovation in Havana, Cuba. Kerzner is assisting in the design and renovation of the hotel and will manage the completed hotel for a term of 10 years with an option for a further 10 years. Pursuant to the terms of our agreements, we receive a base management fee and marketing fee, each calculated as a percentage of gross revenue. We will also be entitled to incentive fees if certain profit levels are achieved by the hotel. In addition, certain out-of-pocket expenses associated with our development of the hotel will be reimbursed to us from revenues from the hotel's operations.

In November 2003, we entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited to develop a new luxury hotel at the highest end of the market in Cape Town, South Africa. We intend to form a joint venture in which we will own a minority interest to develop and operate a new 150-room One&Only luxury hotel.

In September 2003, we agreed to form a joint venture with a government-owned entity in Dubai to develop Atlantis, The Palm. See "Item 4. Information on the Company, (B) Business Overview—The Properties—Destination Resorts—Atlantis, The Palm." As part of the transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

In September 2002, we purchased a 50% ownership interest in the 115-room the One&Only Palmilla, a deluxe, five-star property located near Cabo San Lucas in Baja, Mexico for approximately $40.8 million, including transaction costs. In connection with the purchase, we entered into long-term management and development agreements related to the property that will expire in 2022. In connection with the recently-completed expansion of the resort, we guaranteed $46.5 million of the debt-financing that the One&Only Palmilla obtained from third-parties. In addition, we agreed to provide One&Only Palmilla with $14.0 million of completion loans in 2004, $3.0 million of which has already been advanced. See "Item 5. Operating and Financial Review and Prospects, (C) Operating Results—Off-Balance Sheet Arrangements." As part of the Palmilla joint venture's operating agreement, the owner has the right to require us to acquire the remaining 50% interest from the owner for a price of $36.3 million, plus 50% of Palmilla's working capital, with the price subject to adjustment, during the first year of the option period. See "Item 5. Operating and Financial Review and Prospects, (F) Tabular Disclosure of Contractual Obligations."

In June 2002, we entered into management and development agreements for a 130-room luxury resort on Kaafu Atoll, the Maldives that we expect to open in 2005. The management and development agreements related to this property are co-terminus with the owner's lease, which expires in 2020. SRL's board of directors has approved the exercise of its right to participate on a proportionate basis (currently 20%) with us in connection with the Kaafu Atoll project and therefore the management agreement for that property will be held by One&Only Management. As part of this development, we have committed to provide certain financing arrangements to the current owner of the resort in an aggregate principal amount of up to $50.0 million to ensure completion of the new resort and provide for working capital on a standby basis. See "Item 5. Operating and Financial Review and Prospects, (B) Liquidity and Capital Resources—Off-Balance Sheet Arrangements."

We have long-term management contracts with each of five hotels in Mauritius that are owned by SRL: the One&Only Le Saint Géran, the One&Only Le Touessrok, La Pirogue, Le Coco Beach and Sugar Beach. The term of each of these management agreements was extended from 2008 until 2023 in December 2002 when we entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives. Effective January 1, 2003, SRL owns 20% of One&Only Management, and we own the remaining 80%. Subject to certain conditions, SRL's ownership interest

will increase incrementally through 2009 for no consideration, at which time it will own 50% of the new management company. In connection with the formation of One&Only Management, we transferred to it all of our Mauritius management agreements and the Kanuhura management agreement, and SRL purchased 20% of our debt and equity interests in the One&Only Kanuhura. Pursuant to a subcontract arrangement with One&Only Management, we provide the comprehensive management services to the five Mauritius resorts and receive a management fee calculated as a percentage of revenues and adjusted EBITDA, as defined. One&Only Management also is entitled to a marketing fee calculated as a percentage of revenues, although it has subcontracted to us all marketing services and benefits thereof with respect to the five Mauritius resorts.

In July 2001, we entered into a management agreement to provide comprehensive management services to the One&Only Kanuhura Sun Resort and Spa in the Maldives. Pursuant to an assignment from us in connection with the formation of One&Only Management, One&Only Management now provides management services to the One&Only Kanuhura. The management fee is calculated as percentages of revenue and adjusted EBITDA and it expires in 2026. One&Only Management also receives a marketing fee calculated as a percentage of revenues, although it has subcontracted to us all marketing services, and related benefits with respect to the One&Only Kanuhura.

We have a management agreement to manage the recently expanded One&Only Royal Mirage Hotel in Dubai, which originally opened in August 1999. Pursuant to this agreement, we receive a management fee calculated as a percentage of revenues and gross operating profits, as defined. The management fee schedule may be renegotiated after 10 years. This management agreement expires in 2019.

Harborside at Atlantis Joint Venture

In 1999, we formed a joint venture with Starwood Vacation Ownership, Inc. ("SVO") (formerly Vistana, Inc.) a subsidiary of Starwood, to develop a timeshare project on Paradise Island adjacent to Atlantis, Paradise Island called Harborside at Atlantis. We and SVO each hold a 50% interest in Harborside at Atlantis. As part of the joint venture, we contributed land and Vistana contributed cash based on the number of timeshare units to be developed.

Purchase Agreement between the Company and Colony

The Purchase Agreement among KINA, as parent, GGRI, Inc., as Seller and Colony as Buyer (the "Purchase Agreement") was dated October 30, 2000. The contract was entered into between the parties to effect the Resorts Atlantic City Sale described in "Item 4. Information on the Company, (A) History and Development of the Company." The Resorts Atlantic City Sale was completed on April 25, 2001, for a purchase price of approximately $144.5 million, including accrued interest (the "Resorts Atlantic City Sale"). The proceeds received from Colony consisted of approximately $127.0 million in cash and an unsecured $17.5 million note which was paid in full in March 2002. Pursuant to the Purchase Agreement, the sale was conditioned on the approval by the New Jersey Casino Control Commission and on Colony receiving financing.

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the "Atlantic City Option") to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a purchase price of $40.0 million. In February 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we will sell the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary (the "Purchaser") of Colony RIH Holdings, Inc. for a purchase price of $40.0 million. The purchase price will be paid in the form of a promissory note which will mature on March 10, 2009 (the "NJ Note"). The NJ Note will begin accruing interest on September 30, 2004 at a rate of 4.0%, which such rate will step up at various intervals from the closing date of the transaction. All principal and interest due under the NJ Note will be due on March 10, 2009, which date may be accelerated by us upon certain events. The NJ Note will be secured by a first mortgage on the property sold and will be guaranteed by

Colony RIH Holdings, Inc. (the direct parent company of the Purchaser) initially in an amount limited to $20 million, which will generally increase in increments of $5 million annually. The NJ Note will also be guaranteed by Resorts International Hotel and Casino, Inc. This guarantee will go into effect when that company's outstanding public indebtedness, which is due on March 9, 2009, has been paid. The sale was completed on March 18, 2004.

NY Project Development Services Agreement

In March 2001, TCNY entered into a Development Services Agreement with the Stockbridge-Munsee Tribe for the development of a casino project in the Catskill region of the State of New York. The Development Agreement was amended and restated in February 2002. Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Catskill Project. If the development takes place, TCNY will earn a fee of 5% of revenues (as defined in the Development Agreement) as compensation for its services (subject to certain priorities), beginning with the opening of the Catskill Project and continuing for a period of twenty years.

Internet Gaming Agreement

In February 2002, we agreed to sell 50% of Kerzner Interactive Limited to Station, who paid us a non-refundable deposit of $4.5 million in July 2002. Subsequently, this agreement was restructured and Station received an option through early January 2003 to purchase 50% of the operation in consideration for the $4.5 million previously received. Since that time, we concluded that this business would not be economically viable in the short to medium term. We discontinued the operations of Kerzner Interactive Limited during the first quarter of 2003 and the Company and Station mutually agreed to terminate this transaction. See "Item 4. Information on the Company, (B) Business Overview—Internet Gaming" for more information.

Northampton, England Gaming License

On April 9, 2003 we announced that we had agreed to acquire from LCI for $2.1 million a gaming license and property located in the city center of Northampton, England. We have submitted an application for a certificate of consent to the Gaming Board of Great Britain in order to transfer of the gaming license and expect this process to be completed by during the second quarter of 2004. We ultimately expect to develop and operate a new casino facility on an approximate 30,000 square foot site. The development of this facility is subject to the approval of local planning authorities.

Bahamas Union Contract Arrangements

In the Bahamas, as of December 31, 2003, approximately 3,700 of our employees were represented by The Bahamas Hotel, Catering and Allied Workers Union. Kerzner International Bahamas Limited participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The association has signed a new contract with the union that will expire on January 7, 2008.

(D) Exchange Controls

The Central Bank of The Bahamas (the "Central Bank") must approve any payments made to companies, including us, which are non-resident companies for exchange control purposes. The Central Bank has granted approved investment status in respect of our holding of the capital stock of our Bahamian subsidiaries. The granting of such status will mean that all payments of a current nature, including the repatriation of dividends or other distributions to us out of the revenues of our Bahamian subsidiaries and any proceeds received on the sale of such subsidiaries will be routinely approved by the Central Bank following proper application. Any other payments to us by our Bahamian subsidiaries will require standard approval by the Central Bank.

There currently are no limitations on the right of nonresident or foreign owners to hold or vote the Ordinary Shares imposed by foreign law or by our Articles of Association.

(E) Taxation

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax consequences to the acquisition, ownership and disposition of Ordinary Shares. For purposes of this discussion, a "U.S. Holder" means an individual citizen or resident of the U.S., a corporation or entity treated as a corporation organized under the laws of the U.S. or of any state or political subdivision thereof, or an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

Rules regarding partnerships are complex. Partners in partnerships should consult their tax advisers regarding the implications of owning Ordinary Shares.

This discussion is not intended to be exhaustive and is based on statutes, regulations, rulings and judicial decisions currently in effect. This discussion does not consider any specific circumstances of any particular U.S. Holder and applies only to U.S. Holders that hold Ordinary Shares as a capital asset. Investors are urged to consult their tax advisers regarding the U.S. federal tax consequences of acquiring, holding and disposing of Ordinary Shares, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Ownership of Ordinary Shares

Dividends on Ordinary Shares paid to U.S. Holders will be treated as dividend income for U.S. federal income tax purposes to the extent of our undistributed current or accumulated earnings and profits as computed for U.S. federal income tax purposes. In the case of an individual U.S. Holder, such dividend income will be eligible for a maximum tax rate of 15% for dividends received before January 1, 2009, provided that such holder holds the Ordinary Shares for at least 60 days and certain other conditions are satisfied. Furthermore, such dividends will generally not be eligible for the dividends received deduction available to certain U.S. corporations under Section 243 of the Internal Revenue Code of 1986, as amended.

We are not a "passive foreign investment company" (a "PFIC"), a "foreign personal holding company" (an "FPHC") or a "controlled foreign corporation" (a "CFC") for U.S. federal income tax purposes. We are not a CFC, since U.S. persons each owning (directly, indirectly or by attribution) 10% or more of the voting power or of our stock ("10% Shareholders") do not collectively own more than 50% of the voting power or value of our stock, or an FPHC, since it is not the case that five or fewer individuals who are U.S. citizens or residents own (directly, indirectly, or by attribution) more than 50% of the voting power or value of our stock. If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by 10% Shareholders, we would become a CFC and each such 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of a portion of our undistributed income. If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by five or fewer individuals who are citizens or residents of the U.S. and if at least 60% of our income consisted of certain interest, dividend or other enumerated types of income, we would be an FPHC. If we were an FPHC, each U.S. Holder (regardless of the amount of stock owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of our undistributed income of specified types. If our foreign ownership interests were to decrease, or if U.S. persons were to acquire a greater ownership interest in our foreign stock holders, then it is possible that we could become a CFC or FPHC if we otherwise satisfied the tests set forth above.

We are not a PFIC because we do not anticipate that more than 75% of our annual gross income will consist of certain "passive" income or more than 50% of the average value of our assets in any

year will consist of assets that produce, or are held for the production of, such passive income. If such income and asset tests were not met and we were to become a PFIC, U.S. Holders would, in certain circumstances, be required to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions" (defined to include any gain on the sale of stock).

If we were a FPHC or a PFIC, an individual U.S. Holder would not be eligible for the 15% tax rate on dividends discussed in the first paragraph of this section.

Any gain or loss on the sale or exchange of Ordinary Shares by a U.S. Holder will be a capital gain or loss. If the U.S. Holder has held such Ordinary Shares for more than one year, such gain or loss will be a long-term capital gain or loss.

Annual filings of Form 5471 may be required from certain U.S. persons owning 10% or more of our stock.

Certain Bahamian Tax Considerations

The following is a brief and general summary of certain Bahamian tax matters as they may relate to the Company and the holders of the Ordinary Shares of the Company. The discussion is not exhaustive and is based on Bahamian law currently in effect.

The Bahamas does not impose any income, capital gains or withholding taxes. Therefore, the Company will not be subject to income tax in The Bahamas on an ongoing basis and dividends paid on Ordinary Shares to holders thereof will not be subject to a Bahamian withholding tax. The Company, however, is subject to gaming taxes and other governmental fees and charges. There are no reciprocal tax treaties with The Bahamas.

(F) Dividends and Paying Agents

Not applicable.

(G) Statement by Experts

Not applicable.

(H) Documents on Display

Kerzner is subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. You may read and copy all or any portion of the Annual Report and its exhibits at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at its regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may request copies of all or any portion of these documents, upon payment of a duplication fee, by writing to the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain more information about the public reference room by calling the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at www.sec.gov.

(I) Subsidiary Information

Please refer to "Item 4. Information on the Company, (C) Organizational Structure" for a list of our significant subsidiaries. A list of our significant subsidiaries is filed with this Annual Report as Exhibit 8. See "Item 19. Exhibits."

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our major market risk exposure is interest rate risk directly related to our bank debt and interest rate swaps on our fixed rate debt. For the nine months ended September 30, 2003, we had interest rate swaps on $200.0 million of our fixed rate debt. At the end of September 2003 we cancelled

$25.0 million notional amount of our interest rate swaps and accordingly, as of December 31, 2003 we had interest rate swaps on $175.0 million of our fixed rate debt. We attempt to limit our exposure to interest rate risk by managing the mix of fixed and variable rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. See "Item 5. Operating and Financial Review and Prospects, (B) Liquidity and Capital Resources—Interest Rate Swap Agreements" for further discussion. These interest rate swap agreements are entered into with a number of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss.

We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one U.S. dollar, we believe that we do not have material market risk exposures in this jurisdiction relative to changes in foreign exchange rates. Due to the stability of the other markets in which we operate, we also believe that we do not have material market risk exposures in these jurisdictions relative to changes in foreign exchange rates.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. The fair value of fixed rate debt is based on the market value on the balance sheet date plus accrued interest to the last payment date. The fair value of interest rate swaps is determined from representations of financial institutions and represents the discounted future cash flows through maturity or expiration using current rates, and is effectively the amount we would pay or receive to terminate the agreements.

Interest Rate Sensitivity

The table below provides information about the Company's derivative instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollar equivalents, which is the Company's reporting currency.

December 31, 2003 (In Thousands of Dollars) Asset (Liability)	Expected Maturity Date							Fair Value December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total	
Fixed rate debt:								
8⅞% Notes	$ —	$ —	$ —	$ —	$ —	$(400,000)	$(400,000)	$(443,915)
Interest rate swaps:								
Notional amount	$ —	$ —	$ —	$ —	$ —	$ 175,000	$ 175,000	$ 11,839
Average pay rate (a)								4.177%
Average receive rate	8.875%	8.875%	8.875%	8.875%	8.875%	8.875%		8.875%

(a) *Based on average spreads ranging from 2.95-3.02% plus six-month LIBOR.*

In connection with our interest rate swap agreements, for every 100 basis points that LIBOR increases or decreases, interest expense correspondingly changes by $1.75 million per annum.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

As of the end of the period covered by this report, the Company's management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. As part of this evaluation, we considered the nature of the adjustments made to the consolidated financial statements as a result of the restatement. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

No change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) occurred during the year ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Messrs. Buckley, Marks and Siegel. The Board of Directors has determined that our audit committee does not have an "audit committee financial expert," as defined in new rules promulgated by the SEC. Although a person with such qualifications does not serve on the audit committee, the Board of Directors believes that the members of the audit committee collectively possess the knowledge and experience to oversee and assess the performance of our management and auditors, the quality of our disclosure controls, the preparation and evaluation of our financial statements and our financial reporting. Our Board of Directors also believes that the members of the audit committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities. Biographical information for each member of the audit committee is available in Item 6 of this Annual Report.

Item 16B. Code of Ethics

We have a Code of Business Conduct and Ethics applicable to all of our employees, officers and directors (including our principal executive officer and our principal financial and accounting officer). A copy of this Code of Business Conduct and Ethics is attached as Exhibit 11.2 to this Annual Report and is available in print on request. Since its adoption in 2003, there have been no amendments or waivers to this Code of Business Conduct and Ethics.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed or to be billed to us by Deloitte & Touche LLP, our principal accountants, for the following categories of fees from each of the last two years:

	2003	2002
	(in thousands)	
Audit fees	$1,025	$ 500
Audit-related fees (1)	982	573
Tax fees (2)	125	107
Total fees	$2,132	$1,180

(1) Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees related to the performance of audits and attest services not required by statute or regulations, audits of the Company's benefit plans, additional compliance procedures related to performance of the review or audit of our financial statements, the review of prospectuses, offering memoranda, registration statements, issuance of consent letters and accounting consultations regarding the application of GAAP to proposed and current transactions.

(2) Tax fees consist of tax compliance, tax advice and tax planning services.

The audit committee has concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of our principal accountants.

The audit committee is responsible for making a recommendation to shareholders for appointing and removing the independent auditor, setting their compensation and overseeing their work. The audit committee has a policy for the pre-approval of all audit and permissible non-audit services provided by the independent auditor. The audit committee pre-approved 100% of the fees for 2003.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

(A) List of Financial Statements and Financial Statement Schedules

Item 19. Exhibits

EXHIBITS

Exhibit Numbers	Description	Incorporation by Reference to
1.1	Restated Articles of Association of Kerzner dated as of June 26, 2001	Exhibit 1 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2000, filed on July 2, 2001, File No. 001-04226
1.2	Amendment to Restated Articles of Association of Kerzner dated as of September 24, 2001	Exhibit 3.3 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36
1.3	Amended and Restated Memorandum of Association of Kerzner	Exhibit 3.1 to Registration Statement on Form F-4, filed on November 7, 1996, File No. 333-15409
1.4	Amendment to Memorandum of Association of Kerzner	Exhibit 3.6 to Registration Statement on Form F-4/A, filed on August 12, 2002, File No. 333-96705-36
1.5	Restated Certificate of Incorporation, as amended, of Kerzner International North America, Inc.	Exhibit 3.3 to Registration Statement on Form F-4, filed on March 20, 1997, File No. 333-23665-01
1.6	Certificate of Amendment of Restated Certificate of Incorporation of Kerzner International North America, Inc.	Exhibit 3(a)(2) to Form 10-K405 Annual Report of KINA for the fiscal year ended December 31, 1996, filed on March 20, 1997, File No. 001-04748
1.7	Certificate of Amendment of Restated Certificate of Incorporation of Kerzner International North America, Inc.	Exhibit 3.7 to Registration Statement on Form F-4/A dated August 12, 2002, in File No. 333-96705-36
1.8	Amended and Restated By-Laws of Kerzner International North America, Inc.	Exhibit 3(b) to Form 10-Q Quarterly Report of KINA for the quarter ended June 30, 1996, filed on August 7, 1996, File No. 001-04748
2.1	Form of Inter-Borrower Agreement dated as of March 10, 1997, between Kerzner and KINA	Exhibit 4(e)(4) to Form 10-K405 Annual Report of KINA for the fiscal year ended December 31, 1996, filed on March 20, 1997, File No. 001-04748
2.2(a)	Purchase Agreement dated August 9, 2001, among Kerzner and KINA, as issuers, the subsidiary guarantors party thereto, and Deutsche Banc Alex. Brown Inc., Bear Stearns & Co. Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, Fleet Securities, Inc., and The Royal Bank of Scotland PLC, as purchasers	Exhibit 2.3(a) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226

Exhibit Numbers	Description	Incorporation by Reference to
2.2(b)	Purchase Agreement dated May 9, 2002, among Kerzner and KINA, as issuers, the subsidiary guarantors party thereto, and Bear Stearns & Co. Inc., Deutsche Bank Securities Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, J.P. Morgan Securities Inc., as initial purchasers	Exhibit 2.3(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No.001-04226
2.2(c)	Indenture dated as of August 14, 2001, among Kerzner and KINA, as issuers, the Guarantors party thereto, and The Bank of New York, as trustee	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226
2.2(d)	Supplemental Indenture dated as of September 19, 2001 to Indenture dated as of August 14, 2001	Exhibit 99(a) to Form 6-K of Kerzner, filed on September 20, 2001, File No. 001-04226
2.2(e)	Second Supplemental Indenture dated as of May 20, 2002 to Indenture dated as of August 14, 2001	Exhibit 4.3 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36
2.2(f)	Third Supplemental Indenture dated as of November 18, 2002 to Indenture dated as of August 14, 2001	Exhibit 99.2 to Form 6-K of Kerzner, filed on November 21, 2002, File No. 001-04226
2.2(g)	Fourth Supplemental Indenture dated as of May 7, 2003 to Indenture dated as of August 14, 2001	Exhibit 99(1) to Form 6-K of Kerzner, filed on June 4, 2003, File No. 001-04226
2.2(h)	Form of 8⅞% Senior Subordinated Note due 2011	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226
2.2(i)	Form of Guarantee with respect to 8⅞% Senior Subordinated Note due 2011	Exhibit 2(c) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226
2.2(j)	Registration Rights Agreement dated as of August 14, 2001, among Kerzner and KINA, as issuers, the Guarantors party thereto, and Deutsche Banc Alex. Brown Inc., Bear Stearns & Co. Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, Fleet Securities, Inc., and The Royal Bank of Scotland PLC, as initial purchasers	Exhibit 2(b) to Form 6-K of Kerzner, filed on August 24, 2001, File No. 001-04226
2.2(k)	Registration Rights Agreement dated as of May 20, 2002, among Kerzner and KINA, as issuers, the Guarantors party thereto, and Bear Stearns & Co. Inc., Deutsche Bank Securities Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, J.P. Morgan Securities Inc., as initial purchasers	Exhibit 2.3(f) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226
4.1	Purchase Agreement among KINA, as Parent, GGRI, as Seller and Colony as Buyer dated as of October 30, 2000	Exhibit 10 to Form 10-Q Quarterly Report of KINA for the quarter ended September 30, 2000, filed on November 14, 2000, File No. 001-04748

Exhibit Numbers	Description	Incorporation by Reference to
4.2	Promissory Note between Colony and KINA dated as of April 25, 2001	Exhibit 2 to Form 6-K of Kerzner, filed on May 8, 2001, File No. 001-04226
4.3(a)	Fourth Amended and Restated Revolving Credit Facility dated as of November 13, 2001 among Kerzner, KINA and Kerzner International Bahamas Limited, various financial institutions as Lenders, and Canadian Imperial Bank of Commerce, as administrative agent	Exhibit 10 to Form 10-Q Quarterly Report of KINA for the quarter ended September 30, 2001, filed on November 14, 2001, File No. 001-04748
4.3(b)	Letter Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of December 14, 2001	Exhibit 4.3(b) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2002, filed on June 30, 2003, File No. 001-04226
4.3(c)	First Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of May 8, 2002	Exhibit 4.21 to Registration Statement on Form F-4, filed on July 18, 2002, File No. 333-96705-36
4.3(d)	Letter Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of May 22, 2002	Exhibit 4.3(d) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2002, filed on June 30, 2003, File No. 001-04226
4.3(e)	Letter Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of August 30, 2002	Exhibit 99.1 to Form 6-K of Kerzner, filed on December 6, 2002, File No. 001-04226
4.3(f)	Second Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of November 20, 2002	Exhibit 99.2 to Form 6-K of Kerzner, filed on December 6, 2002, File No. 001-04226
4.3(g)	Third Amendment to the Fourth Amended and Restated Revolving Credit Agreement dated as of May 15, 2003	Exhibit 4.3(g) to Form 20-F Annual Report of Kerzner for the year ended December 31, 2002, filed on June 30, 2003, File No. 001-04226
4.4	Heads of Agreement dated May 26, 2003, between Kerzner and the Government of the Commonwealth of The Bahamas	Exhibit 99(2) to Form 6-K of Kerzner, filed on May 28, 2003, File No. 001-04226
4.5	Second Amended and Restated Development Services Agreement dated as of February 6, 2002 among the Stockbridge-Munsee Tribe, the Stockbridge-Munsee Tribal Gaming Authority, Trading Cove New York, LLC, KINA and Waterford Gaming Group, LLC	Exhibit 10 to Form 10-Q Quarterly Report of KINA for the quarter ended March 31, 2002, filed on May 15, 2002, File No. 001-04748
4.6	Development Services Agreement dated February 7, 1998 between the Mohegan Tribal Gaming Authority and Trading Cove Associates	Exhibit 2.1 to Form 20-F/A of Kerzner for the year ended December 31, 1997, filed on September 3, 1998, File No. 001-04226
4.7	Relinquishment Agreement dated February 7, 1998, between the Mohegan Tribal Gaming Authority and Trading Cove Associates	Exhibit 2.2 to Form 20-F/A of Kerzner for the year ended December 31, 1997, filed on September 3, 1998, File No. 001-04226

Exhibit Numbers	Description	Incorporation by Reference to
4.8	Agreement in Principle between Kerzner International Limited and Nakheel LLC, dated September 22, 2003	Filed herewith as Exhibit 4.8
4.9	Stock Purchase Agreement dated as of February 14, 2002, by and among Station Casinos, Inc., Station Online, Inc., Kerzner and Kerzner Interactive Limited	Exhibit 4.8 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2001, filed on May 30, 2002, File No. 001-04226
4.10	Registration Rights and Governance Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments PLC, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.	Exhibit C to Schedule 13-D of Mangalitsa Limited with respect to Kerzner, filed on July 13, 2001, File No. 005-48645
4.11	Omnibus Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments PLC, Rosegrove Limited, Royale Resorts Holdings Limited, Royale Resorts International Limited, Sun International Inc., Sun Hotels International, Sun Hotels Limited, World Leisure Investments Limited, Solomon Kerzner, Peter Buckley, Derek Aubrey Hawton, Sun International Management Limited (a British Virgin Islands company), Cement Merchants SA, Sun International Management Limited (a Swiss company), Sun International Management (UK) Limited, Hog Island Holdings Limited and Mangalitsa Limited	Exhibit 10.9 to Registration Statement on Form F-4, filed on September 21, 2001, File No. 333-69780
4.12	Supplemental Agreement to the Original Shareholders' Agreement and to the Rosegrove Shareholders Agreement dated as of July 3, 2001, by and among Kersaf Investments Limited, Sun International Inc., Kerzner, Royale Resorts Holdings Limited, World Leisure Investments Limited, Sun Hotels Limited, World Leisure Group Limited, Royale Resorts International Limited, Caledonia Investments PLC, Solomon Kerzner, Sun International Management Limited (a British Virgin Islands company), Rosegrove Limited, Sun International Management Limited (a Swiss company), Mangalitsa Limited and Hog Island Holdings Limited	Exhibit A to Schedule 13-D of Mangalitsa Limited with respect to Kerzner, filed on July 13, 2001, File No. 005-48645
4.13	Irrevocable Proxy Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments PLC, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.	Exhibit B to Schedule 13-D of Mangalitsa Limited with respect to Kerzner, filed on July 13, 2001, File No. 005-48645

Exhibit Numbers	Description	Incorporation by Reference to
4.14	Trade Name and Trademark Agreement dated as of July 3, 2001, by and among Kerzner, Sun International Investments Limited and World Leisure Group Limited, as Assignors, and Sun International Management Limited, as Assignee	Exhibit 10.12 to Registration Statement on Form F-4, filed on September 21, 2001, File No. 333-69780
4.15	Promissory Note dated July 3, 2001 between Royale Resorts Holdings Limited, as Maker, and Kerzner, as Payee	Exhibit 10.13 to Registration Statement on Form F-4, filed on September 21, 2001, File No. 333-69780
4.16	Stock Pledge Agreement dated as of July 3, 2001, between Royale Resorts Holdings Limited, as Pledgor, and Kerzner	Exhibit 10.14 to Registration Statement on Form F-4, filed on September 21, 2001, File No. 333-69780
4.17	Settlement Agreement dated as of November 1, 2002, by and among Kerzner, Kersaf Investments Limited, Royale Resorts Holdings Limited, Sun International Management Limited, World Leisure Group Limited, Caledonia Investments PLC, Mangalitsa Limited and Cement Merchants SA	Exhibit 99.2 to Form 6-K of Kerzner, filed on November 8, 2002, File No. 001-04226
4.18	Kerzner Deferred Compensation Plan	Exhibit 99.1 to Registration Statement on Form S-8, filed on October 11, 2002, File No. 333-100522
4.19	KINA Retirement Savings Plan, dated January 1, 2000	Exhibit 10(c) to Form 10-K Annual Report of KINA for the year ended December 31, 2000, filed on April 17, 2001, File No. 001-04748
4.20	Plantation, Florida Lease Agreement	Exhibit 4.19 to Form 20-F Annual Report of Kerzner for the year ended December 31, 2002, filed on June 30, 2003, File No. 001-04226
4.21	Kerzner International Limited 2003 Stock Incentive Plan	Filed herewith as Exhibit 4.21
4.22	Master Agreement among Kerzner International North America, Inc., Colony RIH Holdings, Inc., Resorts International Hotel and Casino, Inc., Resorts Real Estate Holdings, Inc., Resorts International Hotel, Inc. and New Pier Operating Company, Inc., dated as of February 1, 2004.	Filed herewith as Exhibit 4.22
4.23	Purchase and Sale Agreement by and between Kerzner International North America, Inc., as Seller, and Resorts Real Estate Holdings, Inc., as Purchaser, dated as of February 1, 2004.	Filed herewith as Exhibit 4.23
6	Computation of earnings per share	Incorporated by reference to Note 2 of the Notes to the Consolidated Financial Statements
8	Subsidiaries of Kerzner	Filed herewith as Exhibit 8
11.1	Kerzner Audit Committee Charter	Filed herewith as Exhibit 11.1
11.2	Kerzner Code of Business Conduct and Ethics	Filed herewith as Exhibit 11.2

Exhibit Numbers	Description	Incorporation by Reference to
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 12.1
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 12.2
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith as Exhibit 13.1
14.1	Consent of Deloitte & Touche LLP	Filed herewith as Exhibit 14.1
14.2	Consent of PricewaterhouseCoopers LLP	Filed herewith as Exhibit 14.2
14.3	Consent of Ernst & Young LLP	Filed herewith as Exhibit 14.3
14.4	Trading Cove Associates financial statements December 31, 2003, 2002 and 2001	Filed herewith as Exhibit 14.4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KERZNER INTERNATIONAL LIMITED

Date: March 30, 2004

By: /s/ JOHN R. ALLISON

Name: John R. Allison

Title: Executive Vice President—Chief Financial Officer

KERZNER INTERNATIONAL LIMITED

Consolidated Financial Statements as of December 31, 2003 and 2002 and for the Three Years Ended December 31, 2003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Kerzner International Limited:

We have audited the accompanying consolidated balance sheets of Kerzner International Limited and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of Trading Cove Associates ("TCA"), the Company's investment in which is accounted for by use of the equity method, for the years ended December 31, 2003, 2002 and 2001. The Company's equity of $14.4 million and $8.9 million in TCA's net assets at December 31, 2003 and 2002, respectively, and of $34.0 million, $30.1 million and $24.3 million in TCA's net income for the years ended December 31, 2003, 2002, and 2001 are included in the accompanying consolidated financial statements. The financial statements of TCA were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors. We also did not audit the financial statements of Resorts International Hotel, Inc. (a consolidated subsidiary during the period from January 1, 2001 to April 24, 2001), which statements reflect total revenues constituting 11% of consolidated net revenues for the year ended December 31, 2001. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Resorts International Hotel, Inc. for 2001, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kerzner International Limited and subsidiaries, as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets effective January 1, 2002 to conform with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

As discussed in Note 2, the accompanying 2002 and 2001 consolidated financial statements have been restated.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
March 29, 2004

Report of Independent Auditors

The Board of Directors
Resorts International Hotel, Inc.

We have audited the statements of operations and accumulated deficit and cash flows of Resorts International Hotel, Inc., a wholly owned subsidiary of Kerzner International North America, Inc. (formerly Sun International North America, Inc.), which is a wholly owned subsidiary of Kerzner International Limited, for the period from January 1, 2001 to April 24, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Resorts International Hotel, Inc., a wholly owned subsidiary of Kerzner International North America, Inc. (formerly Sun International North America, Inc.) for the period from January 1, 2001 to April 24, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 1, 2002, except for
Note 9, as to which the date
is January 31, 2003

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except per share data)

	December 31, 2003	December 31, 2002 (as restated, see Note 2)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 60,232	$ 34,012
Restricted cash	1,445	4,842
Trade receivables, net	38,397	43,114
Due from affiliates	13,949	21,013
Inventories	10,418	8,969
Prepaid expenses and other assets	15,360	14,312
Total current assets	139,801	126,262
Property and equipment, net	1,154,004	1,112,375
Notes receivable	—	13,720
Due from affiliates—non-current	34,842	24,379
Deferred tax asset, net	10,473	6,119
Deferred charges and other assets, net	33,656	36,298
Investments in associated companies	83,152	75,886
Total assets	$1,455,928	$1,395,039
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 304	$ 275
Accounts payable and accrued liabilities	172,233	145,724
Capital creditors	4,639	1,538
Total current liabilities	177,176	147,537
Deferred revenue	14,652	18,028
Other long-term liabilities	7,290	2,697
Long-term debt, net of current maturities	417,220	497,756
Total liabilities	616,338	666,018
Commitments and contingencies (Note 23)		
Shareholders' equity:		
Ordinary shares, $.001 par value	37	35
Capital in excess of par	744,246	703,050
Retained earnings	268,411	196,839
Accumulated other comprehensive loss	(7,736)	(8,134)
Deferred compensation	(2,599)	—
	1,002,359	891,790
Treasury stock	(162,769)	(162,769)
Total shareholders' equity	839,590	729,021
Total liabilities and shareholders' equity	$1,455,928	$1,395,039

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except per share data)

	For the Year Ended December 31,		
	2003	2002	2001
		(As restated, see Note 2)	
Revenues:			
Gaming	$138,587	$129,916	$188,907
Rooms	188,235	184,776	180,569
Food and beverage	130,879	131,377	128,392
Tour operations	40,790	41,063	36,348
Real estate related	—	—	9,771
TCA development and other fees	1,755	1,326	2,873
Management, development and other fees	13,422	10,396	9,410
Other revenues	68,424	65,618	57,939
Insurance recovery	2,819	1,100	2,000
Gross revenues	584,911	565,572	616,209
Less: promotional allowances	(23,579)	(22,210)	(40,773)
Net revenues	561,332	543,362	575,436
Cost and expenses:			
Gaming	63,283	63,746	96,431
Rooms	33,395	33,381	30,538
Food and beverage	89,502	88,560	86,495
Tour operations	35,406	36,767	32,041
Other operating expenses	85,175	81,116	89,146
Real estate related	—	—	2,865
Selling, general and administrative	100,837	91,460	89,064
Corporate expenses	37,260	29,227	25,106
Depreciation and amortization	55,782	55,486	51,010
Gain on replacement of damaged assets	(2,514)	—	—
Restructuring costs (reversal)	—	(1,000)	5,732
Pre-opening expenses	—	—	2,280
Gain on net assets held for sale	—	—	(2,232)
Cost and expenses	498,126	478,743	508,476
Relinquishment fees—equity earnings in TCA	33,960	30,041	24,263
Income from operations	97,166	94,660	91,223
Other income (expense):			
Interest income	3,394	3,419	5,301
Interest expense, net of capitalization	(29,264)	(39,104)	(60,375)
Equity in earnings (losses) of associated companies	(320)	(5,209)	2,210
Gain on settlement of territorial and other disputes	1,479	14,459	—
Loss on early extinguishment of debt	—	(20,525)	—
Other, net	(686)	60	—
Other expense, net	(25,397)	(46,900)	(52,864)
Income from continuing operations before provision for income taxes and minority interest	71,769	47,760	38,359
Provision for income taxes	(162)	(96)	(1,090)
Minority interest	(1,340)	—	—
Income from continuing operations	70,267	47,664	37,269
Income (loss) from discontinued operations, net of income tax effect	1,305	(8,061)	(4,608)
Net income	$ 71,572	$ 39,603	$ 32,661

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(In thousands of US dollars, except per share data)

	For the Year Ended December 31,		
	2003	2002	2001
		(As restated, see Note 2)	
Basic earnings per share:			
Income from continuing operations	$ 2.46	$ 1.71	$ 1.39
Income (loss) from discontinued operations	0.04	(0.29)	(0.18)
Earnings per share—basic	$ 2.50	$ 1.42	$ 1.21
Weighted average number of shares outstanding-basic	28,575	27,891	26,885
Diluted earnings per share:			
Income from continuing operations	$ 2.39	$ 1.67	$ 1.34
Income (loss) from discontinued operations	0.05	(0.28)	(0.17)
Earnings per share—diluted	$ 2.44	$ 1.39	$ 1.17
Weighted average number of shares outstanding-diluted	29,377	28,544	27,826

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2003, 2002 and 2001

(In thousands of US dollars)

	Ordinary Shares		Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Deferred Compensation	Total Shareholders' Equity	Comprehensive Income (Loss) for the Period
	Shares	Amount							
Balance at December 31, 2000, as originally reported	33,874	$34	$680,784	$129,321	$(5,543)	$(162,769)	$ —	$641,827	
Prior period adjustment	—	—	—	(4,746)	—	—	—	(4,746)	
Balance at December 31, 2000*	33,874	34	680,784	124,575	(5,543)	(162,769)	—	637,081	
Translation reserves	—	—	—	—	(3,010)	—	—	(3,010)	$(3,010)
Exercise of share options	556	—	7,930	—	—	—	—	7,930	—
Net income	—	—	—	32,661	—	—	—	32,661	32,661
Balance at December 31, 2001*	34,430	34	688,714	157,236	(8,553)	(162,769)	—	674,662	29,651
Translation reserves	—	—	—	—	419	—	—	419	419
Exercise of share options	808	1	14,701	—	—	—	—	14,702	—
Repurchase of ordinary shares	(16)	—	(365)	—	—	—	—	(365)	—
Net income	—	—	—	39,603	—	—	—	39,603	39,603
Balance at December 31, 2002*	35,222	35	703,050	196,839	(8,134)	(162,769)	—	729,021	40,022
Translation reserves	—	—	—	—	398	—	—	398	398
Exercise of share options	2,074	2	39,005	—	—	—	—	39,007	—
Repurchase of ordinary shares	(13)	—	(408)	—	—	—	—	(408)	—
Issuance of Restricted Share Awards	73	—	2,599	—	—	—	(2,599)	—	—
Net income	—	—	—	71,572	—	—	—	71,572	71,572
Balance at December 31, 2003	37,356	$37	$744,246	$268,411	$(7,736)	$(162,769)	$(2,599)	$839,590	$71,970

* Activity for the years ended December 31, 2001 and 2002 and balances as of December 31, 2000, 2001 and 2002 have been restated. See Note 2—Restatement and Reclassification for further discussion of this restatement.

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	For the Year Ended December 31,		
	2003	2002	2001
		(As restated, see Note 2)	
Cash flows from operating activities:			
Net income	$ 71,572	$ 39,603	$ 32,661
(Income) loss on discontinued operations, net of income tax effect	(1,305)	8,061	4,608
Loss on early extinguishment of debt	—	20,525	—
Depreciation and amortization	55,782	55,486	51,010
Amortization of debt issuance costs, premiums and discounts	1,217	1,868	4,202
Gain on net assets held for sale	—	—	(2,232)
Gain on insurance proceeds received for replaced assets	(2,514)	—	—
Loss on disposition of other assets	451	227	760
Equity in (earnings) losses of associated companies, net of dividends received	(3,646)	5,980	(2,021)
Provision for doubtful receivables	1,326	3,204	6,355
Deferred income tax benefit	(11,732)	(8,184)	(3,874)
Net change in working capital accounts:			
Restricted cash	75	101	30
Trade receivables	(619)	(8,754)	1,007
Due from affiliates	6,764	(5,166)	150
Inventories and prepaid expenses and other assets	(2,506)	(9,086)	5,275
Accounts payable and accrued liabilities	16,996	13,753	2,538
Net change in other balance sheet accounts:			
Deferred revenue	(3,376)	18,028	—
Deferred charges and other assets	785	(3,781)	(529)
Long-term liabilities	1,674	2,866	—
Other	1,199	158	2,107
Net cash provided by continuing operations	132,143	134,889	102,047
Cash provided by (used in) discontinued operations	523	(7,619)	(7,379)
Net cash provided by operating activities	132,666	127,270	94,668
Cash flows from investing activities:			
Payments for property and equipment, net of insurance proceeds received	(50,849)	(39,524)	(67,590)
Net proceeds from the sale of other assets	1,099	126	2,547
Acquisition of tour operator, net of cash acquired	1,384	—	—
Acquisition of assets from Club Méditerranée (Bahamas) Limited	(20,049)	—	—
Deposit and purchase of land and casino license	(6,147)	—	—
Purchase of notes receivable	—	(13,704)	—
Proceeds received from sale of Resorts Atlantic City, net	—	—	123,514
Proceeds received for repayment of notes receivable	13,409	18,018	12,000
Deposits received	1,250	4,500	—
Advances to affiliates, net of repayments	(12,053)	(258)	(8,695)
Acquisition of equity interest in associated companies	—	(40,812)	(3,768)
Deferred contract acquisition costs	(2,115)	(214)	—
Sale of debt and equity interest in the One&Only Kanuhura	1,464	—	—
Other	—	(278)	(432)
Net cash (used in) provided by investing activities	(72,607)	(72,146)	57,576
Cash flows from financing activities:			
Proceeds from exercise of share options	39,007	14,702	7,930
Proceeds from issuance of debt	—	206,000	200,000
Borrowings	29,600	111,000	103,500
Repurchase of ordinary shares	(408)	(365)	—
Debt issuance and modification costs	(140)	(4,665)	(8,805)
Early redemption of debt	—	(313,135)	—
Repayment of borrowings	(101,898)	(63,283)	(448,732)
Net cash used in financing activities	(33,839)	(49,746)	(146,107)
Increase in cash and cash equivalents	26,220	5,378	6,137
Cash and cash equivalents at beginning of period	34,012	28,634	22,497
Cash and cash equivalents at end of period	$ 60,232	$ 34,012	$ 28,634

KERZNER INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands of US dollars)

Supplemental disclosure of cash flow and non-cash investing and financing activities:

	For the Year Ended December 31,		
	2003	2002	2001
		(As restated, see Note 2)	
Interest paid	$27,914	$37,586	$43,644
Income taxes paid	4,166	1,871	5,166
Promissory Note issued by Colony in connection with the Resorts Atlantic City Sale	—	—	17,500
Change in fair value of interest rate swap agreements	7,735	25,077	5,503
Equipment acquired under capital lease obligations	—	438	16
Note payable and taxes related to Club Méditerranée (Bahamas) Limited in connection with asset acquisition	18,500	—	—

The accompanying notes are an integral part of these consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Basis of Presentation

Organization

Kerzner International Limited ("Kerzner") an international resort and gaming company, was incorporated in 1993 under the laws of the Commonwealth of The Bahamas. In these notes to consolidated financial statements, the words "Company," "we," "our" and "us" refer to Kerzner together with its subsidiaries as the context may require.

We are a leading developer and operator of premier destination resorts, luxury resort hotels and gaming properties worldwide. In our destination resort business, we own and operate the Atlantis, Paradise Island resort and casino complex ("Atlantis, Paradise Island") located in The Bahamas. In our gaming business, we developed and earn revenue from the Mohegan Sun Casino located in Uncasville, Connecticut. Our gaming business also includes the costs associated with the potential development of a casino complex located in the greater London area and in Northampton, United Kingdom. In our luxury resort hotel business, we operate nine beach resorts at locations in Mauritius, the Maldives, Dubai, Mexico, and The Bahamas.

Prior to April 25, 2001, we owned a resort and casino property in Atlantic City, New Jersey ("Resorts Atlantic City"), and we completed the sale of Resorts Atlantic City to an unaffiliated entity on April 25, 2001. During 2002, we operated an Internet gaming venture through a subsidiary, Kerzner Interactive Limited ("Kerzner Interactive"). The operations of Kerzner Interactive were discontinued during the first quarter of 2003. As a result, the operating results of Kerzner Interactive for the years ended December 31, 2002 and 2001 have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations.

Destination Resorts

The Bahamas

Through certain of our Bahamian subsidiaries, we own and operate Atlantis, Paradise Island, our flagship property. Atlantis, Paradise Island is an ocean-themed destination casino resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island features three interconnected hotel towers, the Royal Tower, the Coral Tower and the Beach Tower. Atlantis, Paradise Island also has a full service marina and an extensive marine environment that includes the world's largest open-air aquarium. We also own and operate a water plant and other improvements on Paradise Island.

In 1999, through one of our Bahamian subsidiaries, we formed a joint venture with Vistana, Inc., now known as Starwood Vacation Ownership ("Starwood Vacation"), a subsidiary of Starwood Hotels and Resorts Worldwide Inc. ("Starwood"), to develop a timeshare project on Paradise Island adjacent to Atlantis, Paradise Island ("Harborside at Atlantis"). Starwood Vacation and the Company each own a 50% interest in the joint venture. Construction was completed by February 2001 and sales of the timeshare units began in May 2000. Our share of earnings (losses) from Harborside at Atlantis is included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations. In addition, we earn fees for marketing, administrative and development services provided to Harborside at Atlantis, which are included in management and other fees in the accompanying consolidated statements of operations.

On May 27, 2003, we announced that we had reached a new Heads of Agreement with the Bahamian Government with respect to the Atlantis, Paradise Island expansion on Paradise Island (the "Phase III Expansion"). The Phase III Expansion is divided into two parts, ("Phase III-A and Phase

III-B"). Phase III-A began in late 2003 and is expected to be completed in 2005. Phase III-B, if we determine to pursue this phase, would commence in late 2004 and would be expected to be completed in late 2006.

Dubai

On September 22, 2003, we announced that we have agreed to form a joint venture with Nakheel LLC, an entity owned by the Government of Dubai, to develop Atlantis, The Palm. The first phase is to include a resort and an extensive water theme park situated on prime beachfront. Atlantis, The Palm will be located on The Palm, Jumeirah, land reclamation project in Dubai, United Arab Emirates. The agreement provides for additional land available for future development.

Gaming

Connecticut

We own a 50% interest in, and are a managing partner of, Trading Cove Associates ("TCA"), a Connecticut general partnership that developed and, until January 1, 2000, managed Mohegan Sun, a casino and entertainment complex in Uncasville, Connecticut. TCA managed Mohegan Sun from its opening in October 1996 to December 31, 1999 pursuant to a management agreement (the "Management Agreement"). In 1998, the Mohegan Tribe of Indians of Connecticut (the "Mohegan Tribe") appointed TCA to develop a $1.0 billion expansion of Mohegan Sun for a development fee of $14.0 million. In addition, TCA and the Mohegan Tribe entered into an agreement (the "Relinquishment Agreement") pursuant to which effective January 1, 2000, TCA turned over management of Mohegan Sun to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, commencing January 1, 2000, TCA receives payments of five percent of the gross revenues of Mohegan Sun for a 15-year period. For seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the profits it receives each year pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners.

As noted above, in 1998, the Mohegan Tribe appointed TCA to develop its proposed expansion of the Mohegan Sun Casino pursuant to a development services agreement (the "TCA Development Agreement"). In turn, TCA subcontracted with an affiliate of the Company pursuant to a subcontract development services agreement (the "Subcontract Agreement"), which was later assigned to the Company. In consideration for the services to be provided under the Subcontract Agreement, TCA pays a fee to the Company. These fees are included within TCA development and other fees in the accompanying consolidated statement of operations. See Note 3—Summary of Significant Accounting Policies—Revenue Recognition for further discussion.

We are one of two managing partners of TCA. All decisions of the managing partners require the concurrence of us and the other managing partner, Waterford Gaming, L.L.C. In the event of deadlock there are mutual buy-out provisions.

The Company's investment in TCA is reflected within investments in associated companies in the accompanying consolidated balance sheets. Equity earnings from TCA are reflected within relinquishment fees—equity earnings in TCA as a component of operating income in the accompanying consolidated statement of operations.

One&Only

In December 2002, we began to operate and market certain of our luxury resort hotels which are managed and/or owned under the "One&Only" brand in connection with our corporate name change. One&Only emphasizes the uniqueness of each of the respective properties in the luxury resort market and consists of a collection of premier properties that primarily operate in the five-star, deluxe end of the resort market. These One&Only managed properties are located in The Bahamas, Mauritius, Dubai, Mexico and the Maldives. We also have three properties under development or renovation, which will be managed as One&Only properties, located in the Victoria & Alfred Waterfront in Cape Town, South Africa, the Kaafu Atoll in the Maldives and in Havana, Cuba. We currently market six of our nine luxury resorts under the One&Only brand.

We manage the resorts in Mauritius, Dubai, the Maldives and Mexico, under long-term management contracts and receive management fees based upon a percentage of the revenues and adjusted gross operating profits of these properties. Such amounts are included in management and other fees in the accompanying consolidated statements of operations. Our share of earnings or losses from the properties resulting from our ownership interests in Mauritius, the Maldives, and Mexico are included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations.

The Bahamas

In Paradise Island, The Bahamas, we own and operate the One&Only Ocean Club, a high end luxury resort hotel. In 2000, we completed construction of an addition to the One&Only Ocean Club, as well as Dune, a beachfront restaurant operated by well-known restaurateur Jean-Georges Vongerichten. In addition, we completed the Tom Weiskopf-designed championship Ocean Club Golf Course and Clubhouse, which opened to the public in January 2001. In connection with the Phase III Expansion, we are currently constructing three luxury villas which we expect to be completed by the summer of 2004.

Mauritius

In Mauritius, we manage and own interests in five beach resorts ("Mauritius Resorts") including the One&Only Le Saint Géran Hotel, the One&Only Le Touessrok Hotel, La Pirogue, Le CoCo Beach and Sugar Beach Resort Hotel. Through June 16, 2000, we owned a 22.8% interest in Sun Resorts Limited ("SRL"), the company that owns the Mauritius Resorts. Effective June 16, 2000, SRL issued additional shares of stock under a rights issue in which we did not exercise our rights, effectively reducing our ownership interest to 20.4%. Additionally, during 2003 and 2002, La Pirogue and the One&Only Le Touessrok, respectively, went through a major redevelopment.

The Maldives

In the Maldives, located approximately 600 miles southwest of the southern tip of India, we manage the One&Only Kanuhura Resort & Spa (the "One&Only Kanuhura"), a luxury resort located on Kanuhura Island. Effective August 1, 2001, we acquired a 25% ownership interest in Kanuhura for approximately $3.8 million. Effective January 1, 2003, we own a 20% interest in Kanuhura as we sold 20% of our interest in the One&Only Kanuhura to SRL. During 2002, we entered into management and development agreements for a luxury resort hotel to be constructed in The Maldives, on Medhufinolhu Island in the North Malé Atoll ("Kaafu Atoll"), that we expect to open in 2005.

See Note 16—Related Party Transactions—Extension of Mauritius Management Contracts, for discussion of an agreement with SRL entered into in connection with the management of resorts in Mauritius and the Maldives.

Dubai

In Dubai, we manage the One&Only Royal Mirage. In December 2002, we completed a major expansion of the One&Only Royal Mirage.

Mexico

In Mexico, we manage and own a 50% interest in the One&Only Palmilla Resort, a luxury resort located in Baja, Mexico near Cabo San Lucas. During 2002, we acquired our interest in the resort and entered into long-term management and development agreements for the property. In April 2003, the One&Only Palmilla Resort commenced an expansion project that increased the room count and significantly upgraded the amenities and public areas offered by the resort. The expansion was completed in early 2004 and was financed by the One&Only Palmilla Resort through local project financing, which is supported by a $46.5 million guarantee from Kerzner, and, to a lesser extent, through subordinated advances from Kerzner. See Note 23—Commitments and Contingencies.

New York

Through Kerzner New York, Inc. ("KNY"), a wholly owned subsidiary, we own 50% of Trading Cove New York, LLC ("TCNY"), a Delaware limited liability company. TCNY is managed by KNY and Waterford Development New York, LLC. In March 2001, TCNY entered into a development services agreement (the "TCNY Development Agreement") with the Stockbridge-Munsee band of Mohican Indians ("Stockbridge-Munsee Tribe") for the development of a casino project (the "Catskill Project") in the Catskill region of the State of New York (the "State"). The TCNY Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State but is federally recognized and operates a casino on its reservation in Wisconsin. The Stockbridge-Munsee Tribe has land claim litigation pending in the US District Court for the Northern District of New York (the "Court") against the State to recover lands within the state that it alleges were wrongfully taken from the tribe. The Court had stayed the litigation since April 1995, but in July 2003, the Court lifted the stay in an effort to advance the litigation. Presently, there are cross motions for summary judgment filed by the parties concerning procedural jurisdictional issues, which motions are being considered by the Court.

Pursuant to the TCNY Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Catskill Project. If the Catskill Project is approved, TCNY will earn a fee of 5% of revenues as compensation for these services, as defined in the Development Agreement, beginning with the opening of the Catskill Project and continuing for a period of twenty years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the "County"), of which approximately 333 acres are currently designated for the Catskill Project. In February 2002, the Tribe filed a Land to Trust Application with the US Department of the Interior, Bureau of Indian Affairs (the "BIA"), for the Catskill Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes (Chapter 383 of the Laws of 2001). In January 2002, a lawsuit was filed in the Supreme Court of the State of New York (the "Supreme Court") (Index No. 719-02) by various plaintiffs against New York Governor George Pataki, the State of New York and various other defendants alleging that Chapter 383 of the Laws of 2001 violates the New York State Constitution. Motions to dismiss the litigation were filed in April 2002. In July 2003, the Supreme Court issued a ruling upholding the validity of Chapter 383 of the Laws of 2001. The plaintiffs have appealed that decision to the Appellate Division of the New York Supreme Court.

In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Catskill Project.

The Catskill Project is contingent upon the receipt of numerous federal, state and local approvals by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. The State has yet to enter into negotiations with the Stockbridge-Munsee Tribe to settle the tribe's land claim nor has the State engaged in compact negotiations with the tribe to establish a casino in the State. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe or whether the project will be completed.

The Company's investment in TCNY is reflected within investments in associated companies in the accompanying consolidated balance sheets.

Note 2—Restatement and Reclassifications

Subsequent to the issuance of its December 31, 2002 consolidated financial statements, the Company determined that it was necessary to restate its consolidated financial statements as of December 31, 2002 and for the two years then ended.

During 2003, the Company reviewed the accounting treatment with respect to the disposition of Resorts Atlantic City in 2001. The Company completed the sale of Resorts Atlantic City on April 25, 2001 (see Note 4—Business Acquisitions and Dispositions, Sale of Resorts Atlantic City in the accompanying notes to consolidated financial statements). The financial results of Resorts Atlantic City from the period January 1, 2001 to April 24, 2001 were previously excluded from our reported consolidated statement of operations for the year ended December 31, 2001. In connection with the restatement, the accompanying consolidated statement of operations for the year ended December 31, 2001 now includes Resorts Atlantic City's financial results from January 1, 2001 to April 24, 2001. The net loss incurred by Resorts Atlantic City for the period from January 1, 2001 to April 24, 2001 of $4.9 million is included within the accompanying consolidated statement of operations together with a gain on net assets held for sale, resulting in no impact on consolidated net income for the year ended December 31, 2001 from this adjustment.

The Company has also made certain reclassifications and adjustments related to its investment in TCA. As the Company accounts for its investment in TCA under the equity method of accounting, the Company has reclassified amounts related to its investment in TCA as of December 31, 2002 and 2001 that had previously been included in deferred charges and other assets and due from affiliates-current

to investment in associated companies in the accompanying consolidated balance sheets in order to properly state our investment in TCA. We record equity income from TCA in "relinquishment fees—equity earnings in TCA" as a component of operating income in the accompanying consolidated statements of operations. Amounts earned under the TCA Development Agreement are included in "TCA development and other fees" in the accompanying consolidated statements of operations. The Company has reclassified such amounts previously reported within management and other fees to relinquishment fees—equity earnings in TCA and TCA development and other fees due to the significance of the amounts earned from TCA and to reclassify the equity earnings from TCA from revenues to a component of operating income. In addition, during the years ended December 31, 2002 and 2001, we made adjustments to relinquishment fees in order to properly state the amount of equity earnings from TCA as a result of the impact on our consolidated financial statements from the restatement of TCA's financial statements. The restatement of TCA's financial statements was announced on May 21, 2003 and the primary effect of the restatement was to recognize as an expense certain contractual liabilities owed to its partners and their affiliates for prior services performed under contract. Such adjustments included a reclassification from amortization expense in order to properly state our earnings from TCA.

The Company has also made certain other adjustments and reclassifications to its historically reported consolidated balance sheets and statements of operations. With respect to the consolidated statements of operations, these other adjustments include reclassifying the Company's equity loss from TCNY from selling, general and administrative expenses to equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations for the year ended December 31, 2001, adjustments made to selling, general and administrative expenses and corporate expenses in order to correct for the understatement of operating expenses, partially offset by a correction of bad debt expense.

Certain other balance sheet adjustments and reclassifications as of December 31, 2002 and 2001 include the reclassification of certain employee notes receivable from trade receivables to deferred charges and other assets, the reclassification of certain affiliated receivables from trade receivables to due from affiliates, an adjustment to correct for the overstatement of the allowance for doubtful accounts, an adjustment to land to correct the carrying value of certain land improperly recorded at the time of land acquisition in 1996 and adjustments to accounts payable and accrued liabilities primarily related to the elimination of certain liabilities originally established at the time of land acquisition in 1996.

The following table details the prior period cumulative effect on retained earnings, that was primarily a result of the under recording of depreciation expense and the effect of the adjustments on our consolidated financial statements from the TCA restatement.

Reconciliation of Accumulated Deficit

(in thousands of US dollars)

Beginning retained earnings December 31, 2000, as previously reported	$129,321
Prior period adjustment	(4,746)
Beginning retained earnings at December 31, 2000, as restated	$124,575

The Company has made other reclassifications to its consolidated financial statements in addition to those resulting from the restatement. Other reclassifications include the reclassification of certain

expenses from corporate expenses to selling, general and administrative expenses in order to conform to our 2003 presentation. Further, pursuant to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections", the Company has reclassified the $20.5 million extraordinary loss related to the early extinguishment of our 8⅝% Senior Subordinated Notes and our 9% Senior Subordinated Notes recognized during the year ended December 31, 2002 to other expense in the accompanying consolidated statements of operations.

Also, we have made certain changes with respect to our presentation of the operating results for Kerzner Interactive. During the first quarter of 2003, the Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive. The operating results of Kerzner Interactive for the years ended December 31, 2002 and 2001 have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations based on the decision in the first quarter of 2003 to discontinue that business.

The consolidated financial statements for the years ended December 31, 2002 and 2001 have been restated to incorporate these adjustments and reclassifications. The following tables are comparisons of the Company's consolidated balance sheet as of December 31, 2002 and the consolidated statements of operations for the years ended December 31, 2002 and 2001, as previously reported and as restated.

KERZNER INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Consolidated Balance Sheet

as of December 31, 2002

	As Previously Reported	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 34,012	$ —	$ 34,012
Restricted cash	4,842	—	4,842
Trade receivables, net	44,971	(1,857)(a)	43,114
Due from affiliates	28,042	(7,029)(b)	21,013
Inventories	8,969	—	8,969
Prepaid expenses and other assets	14,312	—	14,312
Total current assets	135,148	(8,886)	126,262
Property and equipment, net	1,128,375	(16,000)(c)	1,112,375
Notes receivable	13,720	—	13,720
Due from affiliates—non-current	24,379	—	24,379
Deferred tax asset, net	6,119	—	6,119
Deferred charges and other assets, net	35,098	1,200 (d)	36,298
Investment in associated companies	66,939	8,947 (e)	75,886
Total assets	$1,409,778	$ (14,739)	$1,395,039
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current maturities of long-term debt	$ 275	$ —	$ 275
Accounts payable and accrued liabilities	156,171	(10,447)(f)	145,724
Capital creditors	1,538	—	1,538
Total current liabilities	157,984	(10,447)	147,537
Deferred revenue	18,028	—	18,028
Other long-term liabilities	2,697	—	2,697
Long-term debt, net of current maturities	497,756	—	497,756
Total liabilities	676,465	(10,447)	666,018
Shareholders' equity:			
Ordinary shares, $.001 par value	35	—	35
Capital in excess of par	703,050	—	703,050
Retained earnings	201,131	(4,292)(g)	196,839
Accumulated other comprehensive loss	(8,134)	—	(8,134)
	896,082	(4,292)	891,790
Treasury stock	(162,769)	—	(162,769)
Total shareholders' equity	733,313	(4,292)	729,021
Total liabilities and shareholders' equity	$1,409,778	$ (14,739)	$1,395,039

(a) Amount relates to the reclassification of certain employee notes receivable to deferred charges and other assets as a result of the long-term nature of these notes receivable, certain amounts related to Harborside at Atlantis, reclassified to due from affiliates in order to properly classify this as an affiliated receivable and an adjustment to correct for the overstatement of the allowance for doubtful accounts.

KERZNER INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Consolidated Balance Sheet

as of December 31, 2002

(b) Amount relates to the reclassification of TCA relinquishment fees from due from affiliates to investment in associated companies in order to properly state our investment in TCA, the reclassification of amounts due from Harborside at Atlantis as discussed in (a) and an adjustment to correct for the overstatement of an allowance on an amount due from an affiliate.

(c) Amount reflects the correction of the carrying value of certain land improperly recorded at the time of land acquisition in 1996.

(d) Amount relates to the reclassification of certain employee notes receivable from trade receivables, net as a result of the long-term nature of these notes receivable and the reclassification of amounts related to TCA from deferred charges and other assets, net in order to properly state our investment in TCA.

(e) Amount relates to the reclassification of amounts related to TCA from deferred charges and other assets, net, as discussed in (d) and from due from affiliates as discussed in (b) in order to properly state our investment in TCA.

(f) Amount primarily relates to the elimination of certain liabilities improperly established at the time of land acquisition in 1996.

(g) The following table describes the components of the cumulative effect on retained earnings (in thousands of U.S. dollars):

Cumulative beginning retained earnings adjustment at January 1, 2001	$(4,746)
2001 net income adjustments	1,005
2002 net income adjustments	(551)
	$(4,292)

Consolidated Statement of Operations
for the Year Ended December 31, 2002
(Continued)

	As Previously Reported	Restatement Adjustments	Discontinued Operations, SFAS 145 and Reclassifications	As Restated
Revenues:				
Gaming	$130,669	$ —	$ (753)(a)	$129,916
Rooms	184,776	—	—	184,776
Food and beverage	131,377	—	—	131,377
Tour operations	41,063	—	—	41,063
TCA development and other fees	—	—	1,326(b)	1,326
Management and other fees	41,305	—	(30,909)(b)	10,396
Other revenues	65,618	—	—	65,618
Insurance recovery	1,100	—	—	1,100
Gross revenues	595,908	—	(30,336)	565,572
Less: promotional allowances	(22,210)	—	—	(22,210)
Net revenues	573,698	—	(30,336)	543,362
Cost and expenses:				
Gaming	65,644	—	(1,898)(a)	63,746
Rooms	33,381	—	—	33,381
Food and beverage	88,560	—	—	88,560
Tour operations	36,767	—	—	36,767
Other operating expenses	80,888	228(e)	—	81,116
Selling, general and administrative	92,916	1,176(c)	4,050(f) (6,682)(a)	91,460
Corporate expenses	32,964	313(c)	(4,050)(f)	29,227
Depreciation and amortization	56,306	(480)(d)	(340)(a)	55,486
Restructuring reversal	(1,000)	—	—	(1,000)
Cost and expenses	486,426	1,237	(8,920)	478,743
Relinquishment fees—equity earnings in TCA	—	458(b)	29,583(b)	30,041
Income (loss) from operations	87,272	(779)	8,167	94,660
Other income (expense):				
Interest income	3,525	—	(106)(a)	3,419
Interest expense, net of capitalization	(39,104)	—	—	(39,104)
Equity in losses of associated companies	(5,209)	—	—	(5,209)
Gain on settlement of territorial and other disputes	14,459	—	—	14,459
Loss on early extinguishment of debt	—	—	(20,525)(g)	(20,525)
Other, net	(168)	228(e)	—	60
Other expense, net	(26,497)	228	(20,631)	(46,900)
Income (loss) from continuing operations before provision for income taxes	60,775	(551)	(12,464)	47,760
Provision for income taxes	(96)	—(h)	—	(96)
Income (loss) from continuing operations	60,679	(551)	(12,464)	47,664
Extraordinary loss on early extinguishment of debt, net of income tax Effect	(20,525)	—	20,525(g)	—
Loss from discontinued operations, net of income tax effect	—	—	(8,061)(a)	(8,061)
Net income (loss)	$ 40,154	$ (551)	$ —	$ 39,603

Consolidated Statement of Operations

for the Year Ended December 31, 2002
(Continued)

	As Previously Reported	As Restated
Basic earnings per share		
Income from continuing operations	$ 2.18	$ 1.71
Extraordinary loss on early extinguishment of debt	(0.74)	—
Loss from discontinued operations	—	(0.29)
Earnings per share—basic	$ 1.44	$ 1.42
Weighted average number of shares outstanding—basic	27,891	27,891
Diluted earnings (loss) per share		
Income (loss) from continuing operations	$ 2.13	$ 1.67
Extraordinary loss on early extinguishment of debt	(0.72)	—
Loss from discontinued operations	—	(0.28)
Earnings per share—diluted	$ 1.41	$ 1.39
Weighted average number of shares outstanding—diluted	28,544	28,544

(a) In connection with the discontinuation of Kerzner Interactive during the first quarter of 2003, the Company has reclassified its results of operations, including $0.8 million and $1.9 million of gaming revenue and expenses, respectively, for the year ended December 31, 2002 to loss from discontinued operations. In addition, $6.7 million of selling, general and administrative expenses, $0.3 million of depreciation and amortization and $0.1 million of interest income have been reclassified to loss from discontinued operations, net of income tax effect.

(b) Reclassification of $29.6 million of relinquishment fees—equity earnings in TCA, $1.3 million of development and other fees earned from TCA to segregate these fees from management and other fees due to the significance of the amounts earned from TCA and to reclassify the equity in earnings from TCA from revenues to a component of operating income. In addition, an adjustment of $0.5 million is reflected in order to properly state the amount of equity earnings in TCA earned as a result of the impact on our consolidated financial statements from the TCA restatement.

(c) Amounts represent adjustments to selling, general and administrative expenses and corporate expenses in order to correct for the understatement of operating expenses partially offset by a correction of bad debt expense.

(d) Amount represents a $0.5 million reduction to amortization expense in order to properly state our investment in TCA as a result of the restatement of TCA.

(e) Amount represents adjustment to appropriately classify loss on sale of fixed assets from other expense, net to other operating expenses.

(f) Amount represents the reclassification of certain expenses from corporate expenses to selling, general and administrative expenses which have been made to conform to our 2003 presentation.

(g) Reclassification of the extraordinary loss on early extinguishment of our 8⅝% Senior Subordinated Notes and our 9% Senior Subordinated Notes from extraordinary loss to other expense in connection with the adoption of SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" in the first quarter of 2003. The applicable net income tax effect was $0.

(h) There was no impact on income taxes due to the effect of the above adjustments.

KERZNER INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in table are in thousands of US dollars, except per share data)

Consolidated Statement of Operations for the Year Ended December 31, 2001

	As Previously Reported	Resorts International Hotel, Inc. Results Jan 1, 2001 to April 24, 2001(a)	Restatement Adjustments	Discontinued Operations and Reclassifications	As Restated
Revenues:					
Gaming	$116,490	$72,417	$ —	$ —	$188,907
Rooms	176,573	3,996	—	—	180,569
Food and beverage	121,415	6,977	—	—	128,392
Tour operations	36,348	—	—	—	36,348
Real estate related	9,771	—	—	—	9,771
TCA development and other fees	—	—	—	2,873 (b)	2,873
Management and other fees	36,806	—	—	(27,396)(b)	9,410
Other revenues	56,416	1,523	—	—	57,939
Insurance recovery	2,000	—	—	—	2,000
Gross revenues	555,819	84,913	—	(24,523)	616,209
Less: promotional allowances	(22,778)	(17,995)	—	—	(40,773)
Net revenues	533,041	66,918	—	(24,523)	575,436
Cost and expenses:					
Gaming	60,444	35,987	—	—	96,431
Rooms	29,625	913	—	—	30,538
Food and beverage	82,856	3,639	—	—	86,495
Tour operations	32,041	—	—	—	32,041
Other operating expenses	80,094	8,292	760 (e)	—	89,146
Real estate related	2,865	—	—	—	2,865
Selling, general and administrative	80,206	10,492	(785)(c) (849)(i)	—	89,064
Corporate expenses	25,106	—	—	—	25,106
Depreciation and amortization	51,490	5,325	(5,805)(d)	—	51,010
Restructuring costs	5,732	—	—	—	5,732
Pre-opening expenses	6,904	—	—	(4,624)(f)	2,280
Gain on net assets held for sale	—	—	(2,232)(g)	—	(2,232)
Cost and expenses	457,363	64,648	(8,911)	(4,624)	508,476
Relinquishment fees—equity earnings in TCA	—	—	(260)(b)	24,523 (b)	24,263
Income from operations	75,678	2,270	8,651	4,624	91,223
Other income (expense):					
Interest income	7,471	510	(2,664)(h)	(16)(f)	5,301
Interest expense, net of capitalization	(52,702)	(7,673)	—	—	(60,375)
Equity in earnings (losses) of associated companies	3,059	—	(849)(i)	—	2,210
Other, net	(760)	—	760 (e)	—	—
Other expense, net	(42,932)	(7,163)	(2,753)	(16)	(52,864)

KERZNER INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in table are in thousands of US dollars, except per share data)

	As Previously Reported	Resorts International Hotel, Inc. Results Jan 1, 2001 to April 24, 2001(a)	Restatement Adjustments	Discontinued Operations and Reclassifications	As Restated
Income (loss) from continuing operations before provision for income taxes	32,746	(4,893)	5,898	4,608	38,359
Provision for income taxes	(1,090)	—	— (k)	—	(1,090)
Income from continuing operations	31,656	(4,893)	5,898	4,608	37,269
Loss from discontinued operations, net of income tax effect	—	—	—	(4,608)(f)	(4,608)
Net income (loss)	$ 31,656	$(4,893)(j)	$ 5,898	—	$ 32,661
Basic earnings per share:					
Income from continuing operations	$ 1.18				$ 1.39
Loss from discontinued operations, net of income tax effect	—				(0.18)
Earnings per share—basic	$ 1.18				$ 1.21
Weighted average number of shares outstanding—basic	26,885				26,885
Diluted earnings per share:					
Income from continuing operations	$ 1.14				$ 1.34
Loss from discontinued operations, net of income tax effect	—				(0.17)
Earnings per share—diluted	$ 1.14				$ 1.17
Weighted average number of shares outstanding—diluted	27,826				27,826

(a) Amounts represent the operating results of Resorts International Hotel, Inc. ("RIH") for the period from January 1, 2001 to April 24, 2001, as reported in Colony RIH Holdings, Inc.'s Form 10-K for the year ended December 31, 2002, in order to reflect the sale of Resorts Atlantic City on April 25, 2001. The Company previously reflected the sale as of December 31, 2000. Following the closing of the transaction on April 25, 2001, Colony RIH Holdings, Inc. became the indirect 100% owner of all of the capital stock of RIH, which owns and operates Resorts Atlantic City.

(b) Amount represents the reclassification of $27.4 million of relinquishment fees—equity earnings in TCA, $2.9 million of development and other fees earned from TCA to segregate these fees from management and other fees due to the significance of the amounts earned from TCA and to reclassify the equity in earnings from TCA revenues to a component of operating income. In addition, an adjustment of $0.3 million is reflected in order to properly state the amount of equity earnings in TCA earned as a result of the impact on our consolidated financial statements from the TCA restatement.

(c) Amounts represent adjustments to selling, general and administrative expenses to correct for the overstatement of certain operating expenses.

(d) As Resorts Atlantic City was classified as an asset held for sale, the Company ceased depreciation and amortization of its long-lived assets as of December 31, 2000, and accordingly, the expense is offset against the net loss incurred from the period January 1, 2001 to April 24, 2001. In addition, this amount includes a

$0.5 million reduction to amortization expense in order to properly state our investment in TCA as a result of the impact on our consolidated financial statements from the TCA restatement.

(e) Amount represents an adjustment to appropriately classify loss on sale of fixed assets from other expense, net to income from operations.

(f) In connection with the discontinuation of Kerzner Interactive during the first quarter of 2003, the Company has reclassified the results of operations of Kerzner Interactive, including $4.6 million of pre-opening expenses and $16 thousand of interest income, to loss from discontinued operations, net of income tax effect.

(g) Adjustment relates to the recording of the gain on net assets held for sale resulting from the inclusion of the operating results of RIH, as discussed in (a). The following table summarizes the components of the gain on net assets held for sale (in thousands of U.S. dollars):

Net loss of Resorts (j)	$(4,893)
Depreciation and amortization (d)	5,325
Interest income (h)	(2,664)
Gain on net assets held for sale	$(2,232)

(h) During the period January 1, 2001 to April 24, 2001, the Company recognized approximately $2.7 million of interest income earned from Colony in connection with the sale of Resorts. This amount is offset against the net loss incurred by Resorts for the period from January 1, 2001 to April 24, 2001 and has reduced interest income as previously reported by Kerzner.

(i) Adjustment relates to the reclassification of Trading Cove New York equity in losses from selling, general and administrative expenses to equity in earnings (losses) of associated companies.

(j) Net loss of RIH from the period January 1, 2001 to April 24, 2001, as reported in Colony RIH Holding Inc.'s Form 10-K for the year ended December 31, 2002.

(k) There was no impact on income taxes due to the effect of the above adjustments.

Note 3—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Kerzner and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates and assumptions also affect the reported amounts of revenues and costs and expenses during the reporting period. On a regular basis, management evaluates its estimates. Actual results could differ from those estimates.

We provide allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, we are required to make certain estimates and assumptions. Accruals for potential liabilities related to any lawsuits or claims brought against us, calculation of inventory reserves, fair values of

financial instruments and guarantees, calculation of income tax liabilities and contingencies, valuation allowance on deferred tax assets and other liabilities require that we apply significant judgment in determining the appropriate assumptions for use in the calculation of financial estimates. We also must estimate the useful lives assigned to our assets. Actual results may differ from these estimates and assumptions.

Cash Equivalents and Restricted Cash

We consider all of our short-term money market securities purchased with original maturities of three months or less at the time of purchase to be cash equivalents. For all periods presented, restricted cash primarily relates to letters of credit for one of our tour operators and a certificate of deposit associated with our revolving credit facility.

Trade receivable and credit risk.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2003, a substantial portion of the Company's receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2003, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories

Inventories are carried at the lower of cost (on a first-in, first-out basis) or market value. Inventories consist primarily of food and beverages, operating supplies, retail and other items. Provisions are made, as necessary, to reduce excess or obsolete inventories to their estimated net realizable value.

Property and Equipment and Depreciation

Property and equipment are stated at cost and are depreciated over the estimated useful lives reported below using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the improvements.

Buildings	40 years
Land improvements	14 years
Furniture, machinery and equipment	3–10 years

Expenditures for renewals and betterments which increase the estimated useful life or capacity of the assets are capitalized; expenditures for repairs and maintenance are expensed when incurred. Gains or losses on dispositions of property and equipment are included in other operating expenses in the accompanying consolidated statements of operations.

Construction in progress relates to assets not yet placed in service and as such, are not currently being depreciated.

Long-Lived Assets

We review our long-lived assets and certain identifiable intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount which the carrying value exceeds fair value. We do not believe that any such changes have occurred except as a result of the Resorts Atlantic City Sale and the Atlantic City Option, as discussed in Note 4—Business Acquisitions and Dispositions.

Deferred Charges and Other Assets

Deferred charges and other assets primarily consist of the fair value of our interest rate swaps, as discussed in Note 25—Fair Value of Financial Instruments, and debt issuance costs, as discussed in Note 10—Deferred Charges and Other Assets. The Company incurs discounts, structuring fees and other costs in connection with its issuance of debt and in connection with its amended credit facility. Debt issuance costs are capitalized when incurred and amortized to interest expense based on the anticipated debt maturities using the straight-line method, which approximates the effective interest method. Deferred compensation plan investments relate to assets held in a rabbi trust for our deferred compensation plan. This balance also includes long-term prepaid rent amounts relating to a lease entered into during 2002 in connection with the relocation of our office in Plantation, Florida and a deposit and direct costs incurred in connection with the acquisition of a casino license related to development projects in the United Kingdom ("UK").

Investments in Associated Companies

Investments in associated companies represent investments in which the Company maintains an interest in excess of 20% but less than or equal to 50% and has significant influence over the investees. These investments are accounted for in accordance with the equity method of accounting, under which each such investment is reported at cost plus the Company's proportionate share of the income or loss, less dividends received, of such investee since its acquisition. Equity in earnings (losses) of associated companies include such proportionate share of income or loss.

Goodwill

Effective January 1, 2002, the Company adopted SFAS 142 "Goodwill and Other Intangible Assets" which resulted in the cessation of the amortization of goodwill. Prior to this date, our goodwill was amortized on a straight-line basis over 40 years. Goodwill related to certain investments in associated companies is included in the accompanying consolidated balance sheets and was $7.9 million

(Amounts in table are in thousands of US dollars, except per share data)

as of December 31, 2003 and 2002. Equity in earnings of associated companies for the year ended December 31, 2001 is net of $0.3 million of amortization expense related to such goodwill. The table below illustrates what the impact to the consolidated statements of operations would have been if the provisions of SFAS 142 were applied to all periods presented.

	For the Year Ended December 31,		
	2003	2002	2001
Net income, as reported	$71,572	$39,603	$32,661
Amortization of goodwill relating to investments in associated companies	—	—	300
Adjusted net income	$71,572	$39,603	$32,961

	For the Year Ended December 31,		
Basic earnings per share:	2003	2002	2001
Earnings per share, as reported	$ 2.50	$ 1.42	$ 1.21
Amortization of goodwill relating to investments in associated companies	—	—	0.01
Adjusted earnings per share	$ 2.50	$ 1.42	$ 1.22

	For the Year Ended December 31,		
Diluted earnings per share:	2003	2002	2001
Earnings per share, as reported	$2.44	$1.39	$1.17
Amortization of goodwill relating to investments in associated companies	—	—	0.01
Adjusted earnings per share	$2.44	$1.39	$1.18

Capital Creditors

Capital creditors represents amounts due to vendors for capital improvement and construction related projects.

Fair Value of Guarantees

In connection with the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), on January 1, 2002 we recognize, at the inception of a guarantee, a liability equal to an estimate of the guarantee's fair value for the obligations we have undertaken in issuing a guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. See Note 23—Commitments and Contingencies—Guarantees for fair value of guarantees recognized.

Accumulated Other Comprehensive Loss

Financial statements of foreign entities in which the Company maintains an investment are prepared in their respective local currencies and translated into US dollars at the current exchange rates for assets and liabilities and an average rate for the year for revenues and expenses. Net gains or losses resulting from the translation of foreign financial statements are charged or credited to the currency translation adjustment component of accumulated other comprehensive loss. Other comprehensive income (loss) have no tax impact as they relate to translation reserves on investments owned by foreign entities that are not subject to taxation.

Treasury Stock

Ordinary shares, which were repurchased and held in treasury, are stated at cost in the accompanying consolidated balance sheets.

Revenue Recognition

We recognize the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenues.

Hotel, food and beverage, and other operating revenues are recognized as services are performed. Advance deposits on rooms are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities until services are provided to the customer. The retail value of accommodations, food and beverage, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. (See "Promotional Allowances" below for further discussion.)

Revenues and expenses from tour operations include the sale of travel and leisure packages and are recognized at the time of departure. Amounts collected in advance from guests are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities until such amounts are earned.

Real estate related revenues from the sale of luxury home sites at Ocean Club Estates on Paradise Island are recognized upon delivery of the completed lots to the purchasers at closing. Deposits collected in advance of closing are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities.

TCA development and other fees include amounts earned from the TCA Development Agreement and certain guaranteed payments earned from TCA.

Based upon the nature and function of TCA as an entity existing for the purpose of collecting fees and remitting such fees to its partners, the Company includes relinquishment fees within relinquishment fees—equity earnings in TCA as a component of operating income in the accompanying consolidated statements of operations.

Revenue generated from construction services performed pursuant to the terms of the TCA Development Agreement and other development agreements is recognized on the percentage-of-completion basis in accordance with SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." The percent complete and the amount earned at the end of each accounting period is determined by the percentage of costs incurred at the end of each period pursuant to estimated total costs to complete the contract.

Management, development and other fees include amounts charged to unconsolidated affiliates for hotel management, executive management and project consulting and are recorded when earned.

Other revenues primarily represent incidental revenues generated from hotel operations at Atlantis, Paradise Island including the marina, the golf course, retail shops, and rental income from retail establishments located within the hotel. Other revenues also include the annual contribution payment related to a settlement with a majority shareholder. For additional information see Note 20-Gain on Settlement of Territorial and Other Disputes.

Insurance recovery represents proceeds received for business interruption amounts relating to Hurricane Michelle, which are recorded when realized.

Promotional Allowances

On January 1, 2001, the Company changed its method of accounting for customer incentives at Resorts Atlantic City to conform to Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer ("EITF 01-9"). The impact of this adoption in 2001 was $6.3 million of Resorts Atlantic City customer incentives being reclassified from gaming cost and expenses to promotional allowances and $4.2 million of such customer incentives being reclassified from net gaming revenues to promotional allowances.

The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming cost and expenses as follows:

	For the Year Ended December 31,		
	2003	2002	2001
Rooms	$2,363	$2,373	$ 5,209
Food and beverage	6,727	6,428	11,066
Other	441	426	1,359
	$9,531	$9,227	$17,634

Advertising Expense

We expense advertising costs as incurred. Advertising expense was $16.1 million, $15.8 million, and $12.2 million for the years ended December 31, 2003, 2002 and 2001, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Pre-Opening Expenses

Pre-opening expenses are charged to expense as incurred. For the year ended December 31, 2001, pre-opening expenses were $2.3 million and related to the expansion of the Ocean Club Golf Course on Paradise Island. During the years ended December 31, 2003 and 2002, we did not incur any pre-opening expenses.

Foreign Currency

Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates. Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated financial statements. These amounts were not significant for the years ended December 31, 2003, 2002 and 2001.

The financial statements of our equity method investees and certain subsidiaries are translated from their local currencies into US dollars using current and historical exchange rates. Translation adjustments resulting from this process are reported separately and accumulated as a component of accumulated other comprehensive income (loss) in shareholders' equity in the accompanying consolidated balance sheets. Upon sale or liquidation of our investments, the translation adjustment would be reported as part of the gain or loss on sale or liquidation.

Costs of Management and Development Agreements

The Company expenses any costs incurred relating to the pursuit of business acquisitions while the potential acquisition process is ongoing. Whenever the Company enters into a definitive agreement in connection with a management or development agreement, any direct incremental costs are deferred and amortized to expense over the period of the underlying agreements. Such costs are deferred only when the income on such contracts is expected to exceed the related costs incurred. Deferred contract acquisition costs are included in deferred charges and other assets in the accompanying consolidated balance sheets.

Capitalized Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When debt is not specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed capital. Capitalization of interest ceases when a project is substantially complete or construction activities are no longer underway. The amounts capitalized during the years ended December 31, 2003, 2002 and 2001 were $0.4 million, $0.2 million and $1.1 million, respectively.

Gain on Replacement of Damaged Assets

Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

Minority Interest

Effective January 1, 2003, we entered into an agreement with SRL to form a new company for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives. SRL initially will own 20% of the new entity, to be known as One&Only (Indian Ocean) Management Limited ("One&Only Management"), and we will own the remaining 80%. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009 for no consideration, at which time SRL will own 50% of One&Only Management. As of and for the year ended December 31, 2003, we have consolidated One&Only Management, with SRL's 20% interest in the operations of One&Only Management reflected as a minority interest in the accompanying consolidated statement of operations and a minority interest liability reflected within the accompanying 2003 consolidated balance sheet.

Income Taxes

We are subject to income taxes in certain jurisdictions in which we conduct business. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on prevailing tax laws of those jurisdictions.

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized.

Earnings Per Share Data

The following is a reconciliation of the shares used in our earnings per share computations (shares in thousands):

	For the Year Ended December 31,		
	2003	2002	2001
Weighted average shares used in basic computations	28,575	27,891	26,885
Dilutive stock options and restricted shares outstanding	802	653	941
Weighted average shares used in diluted computations	29,377	28,544	27,826

The net income amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying consolidated statements of operations. The effect of certain options and restricted shares was not included in the computation of diluted earnings per share in 2003, 2002 and 2001 because their effect would have been anti-dilutive. The number of options not included in the computation for the years 2003, 2002 and 2001 were 2.2 million, 1.3 million, and 2.0 million, respectively.

Stock-Based Compensation

We have elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as interpreted in FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for compensation under our stock option plans in lieu of the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 ("SFAS 123").

Accordingly, we have not recognized any compensation expense for those stock options granted at option prices equal to the fair market value of the common stock at the date of grant. The fair value of options granted during 2003, 2002 and 2001 was estimated as of the respective dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions. The weighted average fair value of options granted in 2003, 2002 and 2001 was $12.44, $7.53, and $9.64, respectively.

	For the Year Ended December 31,		
	2003	2002	2001
Risk-free interest rate	3.2%	4.7%	4.7%
Expected volatility	37.2%	37.3%	37.3%
Expected life of options in years	4-5	4-5	4-5
Expected dividend yield	—	—	—

The following table illustrates the effect on net income and earnings per share if Kerzner had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	For the Year Ended December 31,		
	2003	2002	2001
Net income, as reported	$71,572	$39,603	$32,661
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3,699	6,448	10,051
Pro forma net income	$67,873	$33,155	$22,610
Earnings per share:			
Basic—as reported	$ 2.50	$ 1.42	$ 1.21
Basic—pro forma	$ 2.38	$ 1.19	$ 0.84
Diluted—as reported	$ 2.44	$ 1.39	$ 1.17
Diluted—pro forma	$ 2.31	$ 1.16	$ 0.81

Derivative Financial Instruments

The Company's derivatives consist of interest rate swap agreements used to manage the impact of interest rate changes on our long-term debt obligations and have been accounted for as fair value hedges in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

Reclassifications

Certain amounts included in the prior years consolidated financial statements have been reclassified to conform with the current year's presentation. See Note 2—Restatement and Reclassifications for further discussion.

Recent Accounting Pronouncements

Consolidation of Variable Interest Entities

In December 2003, the FASB issued revised Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). This interpretation of Accounting Research Bulletin 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties which is provided through other interests that will absorb some or all of the expected losses of the entity, or (ii) the equity investors lack one or more of the following characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation of the risk of absorbing the expected losses. This interpretation applies immediately to variable interest entities created after December 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.

The provisions of FIN 46R are required to be applied to an interest held in a variable interest entity, commonly referred to as a special purpose entity, at the end of the first reporting period ending after December 15, 2003. Application to all entities is required in financial statements for periods ending after March 15, 2004. We have determined that the One&Only Palmilla, in which we have a 50% equity interest, constitutes a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R as the related operating agreement contains a put option that, if exercised, would obligate us to purchase the remaining 50% of the entity, resulting in us being the primary beneficiary of the entity. We expect to consolidate the results of operations of the One&Only Palmilla into our consolidated statements of operations for the quarter ended March 31, 2004.

See Note 4—*Business Acquisitions and Dispositions* and Note 19—*Investments In and Equity in* Earnings (Losses) in Associated Companies for more information on the One&Only Palmilla.

Note 4—Business Acquisitions and Dispositions

Kerzner Interactive Disposition

Through a wholly owned subsidiary, the Company previously owned and operated Kerzner Interactive, an online Internet gaming site. Kerzner Interactive allowed play only in jurisdictions that permitted online gaming and, as these jurisdictions have become more restrictive in their acceptance of play, the market size has been reduced and competition has intensified. Without the potential for expansion into other markets, including the United States, the outlook for new business substantially decreased. As a result, during the first quarter of 2003, the Company discontinued the operations of Kerzner Interactive.

On February 15, 2002, the Company entered into an agreement with Station Casinos, Inc. ("Station"), pursuant to which Station agreed to purchase a 50% interest in Kerzner Interactive. The companies later renegotiated the original agreement such that Station purchased an option from us in July 2002 for $4.5 million to buy a 50% interest in Kerzner Interactive. As of December 31, 2002, the option payment is included within accounts payable and accrued liabilities in the accompanying consolidated financial statements. The Company and Station mutually agreed to terminate this transaction in January 2003. As a result, the $4.5 million non-refundable deposit was recognized as income during the first quarter of 2003 and was offset by net losses incurred while winding down the operations of the business, including the write-down of net assets and other associated costs.

The operating results of Kerzner Interactive for the years ended December 31, 2002 and 2001 are as follows and have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations:

	For the Years Ended December 31,		
	2003	2002	2001
Revenues	$ —	$ 753	$ —
Expenses	(3,195)	(8,921)	(4,624)
Other income	4,500	107	16
Net income (loss)	$ 1,305	$(8,061)	$(4,608)

As of December 31, 2003 and 2002, the assets and liabilities of Kerzner Interactive were as follows:

	December 31, 2003	December 31, 2002
Cash and cash equivalents	$260	$6,043
Restricted cash	—	3,322
Other current assets	—	427
Non-current assets	—	963
Current liabilities	78	8,838

World Leisure Holidays Acquisition

Effective January 1, 2003, we acquired 100% of the voting equity interests of World Leisure Holidays, Inc. ("WLH"), a tour operator located in South Africa to support our One&Only business, particularly the SRL properties and the One&Only Kanuhura. We paid $0.6 million to SRL to acquire WLH, which amount approximated both its fair value and net book value at the date of acquisition, resulting in the recognition of no goodwill. WLH results for the year ended December 31, 2003 are included in the consolidated statement of operations. The pro-forma effect of this acquisition to the results of operations as of December 31, 2003, 2002 and 2001 was insignificant. There were no contingent payments, options or commitments and there was no purchased research and development assets with this acquisition.

As of January 1, 2003, the assets and liabilities of WLH were as follows:

Cash and cash equivalents	$1,990
Other current assets	416
Non-current assets	55
Current liabilities	1,813
Non-current liabilities	—

UK Development Project and Acquisition of Casino License

In April 2003, we made a $4.0 million payment as consideration for the potential development of a casino and hotel in the greater London area which is subject to numerous conditions, including the enactment of appropriate gaming legislation in the UK and the granting of applicable gaming board, licensing, planning and council permissions. We also made a $1.3 million and $0.8 million payment for the acquisition of a casino license and land, respectively, in Northampton, England.

Palmilla Acquisition

On September 12, 2002, we acquired a 50% ownership interest in the 115-room Palmilla Resort, a deluxe, five-star property located near Cabo San Lucas in Baja, Mexico, for approximately $40.8 million, including direct acquisition costs. This acquisition was funded through a combination of cash on hand and borrowings under our revolving credit facility as part of our strategy to expand our luxury resort business. In connection with the purchase, we entered into long-term management and development contracts related to the property that will expire in 2022. As part of the operating agreement, the owner has the right to require us to acquire the remaining 50% interest from the owner for a price of $36.3 million, plus 50% of Palmilla's working capital, with the price subject to adjustment,

as defined in the purchase agreement, during the first year of the option period. The purchase price during the second year of the option period is based on a formula, as defined. This option period begins on September 12, 2005 and expires on September 12, 2007.

In February 2004, the One&Only Palmilla Resort completed an expansion project, which began in April 2003 and increased the room count to 172 rooms and significantly upgraded the amenities and public areas offered by the resort. The expansion was financed primarily through local project financing, which is supported by a Kerzner guarantee of $46.5 million, and, to a lesser extent, through subordinated advances from Kerzner. See further discussion of guarantee at Note 23—Commitments and Contingencies.

Kanuhura Acquisition

On August 1, 2001, we acquired a 25% ownership interest in the Kanuhura Resort & Spa, a luxury resort located on Kanuhura Island in the Maldives, which is approximately 600 miles southwest of the southern tip of India, for $3.8 million. In connection with the purchase, we entered into a long-term management contract related to the property that will expire in 2023. On January 1, 2003, we sold 20% of our equity interest in the One&Only Kanuhura to SRL at our net book value of $1.5 million, resulting in no gain or loss on the transaction. As a result, we now have a 20% ownership interest in the One&Only Kanuhura.

Sale of Resorts Atlantic City

Through a wholly owned subsidiary, we previously owned and operated Resorts Atlantic City, a 644-room casino and hotel property. On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC ("Colony") for a sale price of approximately $144.0 million, including accrued interest (the "Resorts Atlantic City Sale"). The proceeds received from Colony consisted of approximately $123.5 million in cash, net of costs incurred subsequent to closing, and an unsecured $17.5 million note (the "Promissory Note") bearing interest at a rate of 12.5% per annum payable semi-annually. In March 2002, we received $18.0 million from Colony as payment in full of the Promissory Note and all outstanding accrued interest. Of the cash proceeds from the Resorts Atlantic City sale, $79.0 million was used to pay in full the borrowings outstanding by Resorts Atlantic City under a bank credit facility dated November 1, 1999 (as amended, the "Revolving Credit Facility"). The remaining $48.0 million of cash proceeds from the Resorts Atlantic City Sale was used to permanently reduce borrowings outstanding by us under a bank credit facility.

If this transaction had been consummated on January 1, 2001, on a pro forma basis, our results of operations for the year ended December 31, 2001 would have been:

	December 31, 2001
Net revenues	$532,781
Net income	$ 32,661
Basic EPS	$ 1.21
Diluted EPS	$ 1.17

The above pro forma information is not necessarily indicative of what our results of operations would actually have been had the Resorts Atlantic City Sale occurred at the beginning of the year.

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the "Atlantic City Option") to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a sale price of $40.0 million, which option could be extended by Colony for two additional one-year periods upon 45 days notice to us prior to the expiration of the then-current option period and payment to us of a $2.5 million extension payment for each renewal period. In July 2003, and through various extensions thereafter, we and Colony agreed to extend the initial option period in exchange for an option extension payment of $1.3 million which was paid on July 9, 2003 and is being accounted for as a deposit in accounts payable and accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2003. The Atlantic City Option has since contractually expired and in February 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we agreed to sell the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary of Colony for a sale price of $40.0 million, effectively honoring the original option price. This transaction was completed on March 18, 2004. The sale price was paid in the form of a promissory note which will mature on March 10, 2009. The net carrying value of the undeveloped real estate included in the Atlantic City Option is $40.0 million, and is included in land within property and equipment, net in the accompanying consolidated balance sheets.

Effective April 25, 2001, the closing date of the Resorts Atlantic City Sale, Colony leased from us certain of the property included in the Atlantic City Option for $100,000 per month. At that time, the lease could be terminated by either Colony or us with thirty days notice, subject to certain conditions. The rental income resulting from this lease was $1.2 million for both of the years ended December 31, 2003 and 2002, and $0.8 million for the year ended December 31, 2001, and is included in other revenues in the accompanying consolidated statement of operations. This lease terminated upon the sale of the related real estate.

Note 5—Cash Equivalents and Restricted Cash

Cash equivalents at December 31, 2003 and 2002 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which we had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in U.S. Treasury obligations. At December 31, 2003, we held reverse repurchase agreements of $17.2 million, all of which matured in the first week of January 2004.

At December 31, 2003 and 2002, restricted cash included $1.0 million of a certificate of deposit held as security on a bank credit facility and $0.4 million of customer deposits related to the sale of home sites at Ocean Club Estates. At December 31, 2002, restricted cash also included $3.3 million on deposit in the Isle of Man related to our internet gaming operation which became unrestricted during the first quarter of 2003 in connection with the discontinuation of the operations of Kerzner Interactive.

Note 6—Trade Receivables, net

The Company extends credit to approved casino customers. These receivables are the principal financial instruments that potentially subject the Company to concentration of credit risk. The Company maintains an allowance for doubtful accounts to reduce the receivables to their estimated collectible amount, which approximates fair value. The collectibility of foreign and domestic receivables could be affected by future business or economic conditions or other significant events in the United States or in the countries in which foreign customers reside.

Components of trade receivables, net were as follows:

	December 31, 2003	December 31, 2002
Gaming	$19,224	$18,857
Less: allowance for doubtful accounts	(5,586)	(6,751)
	13,638	12,106
Hotel and related	17,806	20,766
Other	9,006	12,559
	26,812	33,325
Less: allowance for doubtful accounts	(2,053)	(2,317)
	24,759	31,008
	$38,397	$43,114

Bad debt expense was $1.3 million, $3.2 million and $6.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 7—Prepaid Expenses and Other Assets

Components of prepaid expenses and other assets were as follows:

	December 31, 2003	December 31, 2002
Prepaid windstorm and other insurance	$ 8,577	$ 7,963
Prepaid rent-current	1,551	1,246
Prepaid tour operator-related costs	1,808	925
Other	3,424	4,178
	$15,360	$14,312

At December 31, 2003, included in other is a note receivable of $0.6 million relating to a compensation advance made to an employee which is due in April 2004.

Note 8—Property and Equipment, net

Components of property and equipment, net were as follows:

	December 31, 2003	December 31, 2002
Land	$ 259,845	$ 221,693
Land improvements and utilities	228,460	225,005
Buildings and leasehold improvements	654,933	631,855
Furniture, machinery and equipment	234,798	217,827
Construction in progress	53,422	40,031
	1,431,458	1,336,411
Less: accumulated depreciation	(277,454)	(224,036)
	$1,154,004	$1,112,375

Depreciation expense was $55.8 million, $55.5 million and $51.0 million for the years ended 2003, 2002 and 2001, respectively.

On October 29, 2003, we entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited ("Club Med") on Paradise Island for $38.5 million. The site is adjacent to Atlantis, Paradise Island. The existing Club Med resort will be shut down and the land will be held for potential future development. During the year ended December 31, 2003, we paid $20.0 million in connection with the acquisition and the remaining balance to be paid of $18.5 million is included within accounts payable and accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2003, $15.0 million of which is secured by a letter of credit. The remaining $3.5 million represents a stamp tax of 10% of the purchase price which is required to be paid upon the recording of the transaction in The Bahamas. In connection with this acquisition, the Company obtained an option to purchase certain adjacent land lots for an option price of $5.0 million. The option term is for three years and expires on October 29, 2006. The purchase price allocation has not been finalized as we are awaiting an independent valuation of the assets acquired.

Included within land is the cost basis of the land related to the Atlantic City Option, which was $40.0 million as of December 31, 2003 and 2002.

Construction in progress as of December 31, 2003 primarily included $53.4 million of major capital and other projects in development. Construction in progress at December 31, 2002 primarily consisted of $15.0 million of the repair and replacement of assets damaged during Hurricane Michelle as well as $25.0 million of capital and other projects in development.

Note 9—Notes Receivable

As of December 31, 2002, notes receivable consisted primarily of $15.0 million principal amount of London Clubs International ("LCI") senior notes that were purchased at 87.75% of the principal amount. LCI's senior notes bore interest at 7.74% per annum and were due in 2004. As of December 31, 2002, the balance of these notes was $13.6 million and were classified as held-to-maturity securities and, accordingly, the amortized cost was adjusted for accretion of the discount to maturity. Such accretion is included in interest income in the accompanying consolidated statements of operations.

During the year ended December 31, 2003, the Company sold the LCI senior notes. In connection with the sale, the Company received $13.4 million and recorded a loss of $0.8 million which has been included within other, net in the accompanying consolidated statements of operations.

Note 10—Deferred Charges and Other Assets, net

Components of deferred charges and other assets, net were as follows:

	December 31,	
	2003	2002
Interest rate swap asset, net	$10,505	$19,574
Debt issuance costs, net	9,561	11,113
Deposit and casino license for UK development projects	5,346	—
Deferred contract acquisition costs	2,115	214
Deferred compensation plan investments	1,744	141
Prepaid rent	1,324	2,720
Employee notes receivable	1,270	1,909
Other	1,791	627
	$33,656	$36,298

Note 10—Deferred Charges and Other Assets, net (Continued)

Interest rate swap asset is the fair value of these agreements as of December 31, 2003 and 2002 and represents the amount we would have received had they been terminated on that date. See Note 13—Long-Term Debt—Derivative Financial Instruments for further discussion. The interest rate swap asset is $11.8 million as of December 31, 2003. However, in connection with the termination of $25.0 million notional amount of one or our interest rate swap agreements in September 2003, we received $1.4 million. This amount is classified as a contra asset in deferred charges and other assets, net and is being accreted to interest expense over the term of the underlying debt. The balance of the contra asset as of December 31, 2003 is $1.3 million. Debt issuance costs, net relates to costs incurred in connection with our senior subordinated notes and are amortized on a straight-line basis over the term of the underlying debt, which approximates the effective interest method. The amortization of debt issuance costs included in interest expense was $1.2 million, $1.9 million and $4.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Deposit and casino license for UK development projects includes a $4.0 million initial payment made as consideration for the potential development of a casino and hotel in the greater London area which is subject to numerous conditions, including the enactment of appropriate gaming legislation in the UK, and the granting of applicable gaming board, licensing, planning and council permissions and a $1.3 million payment related to the acquisition of a casino license in Northampton, England. The $4.0 million initial payment is refundable if the above conditions are not met.

Deferred contract acquisition costs primarily relate to costs incurred in connection with the development or pursuit of management contracts in connection with Atlantis, The Palm and projects in the UK.

Deferred compensation plan investments relate to assets held in a rabbi trust for our deferred compensation plan. See Note 17—Employee Benefit Plans for further discussion.

Prepaid rent relates to the long-term portion of prepaid rent for our leased offices in Plantation, Florida. The current portion is included in prepaid expenses and other assets.

Employee notes receivable as of December 31, 2003 and 2002 includes $0.8 million in both years related to a secured housing loan and $0.6 million as of December 31, 2002 related to a compensation advance made to an employee, which is being amortized through December 2004. Additionally, amounts of $0.4 million and $0.5 million as of December 31, 2003 and 2002, respectively, relate to funds advanced to an employee for a secured housing loan, which is being amortized through July 2012.

Note 11—Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

	December 31,	
	2003	2002
Customer deposits and unearned revenues	$ 38,557	$ 37,227
Accrued payroll and related benefits	29,136	29,756
Accrued hotel-related costs and expenses	17,252	16,458
Note payable and accrued taxes related to Club Méditerranée (Bahamas) Limited	18,500	—
Trade payables	14,842	12,323
Accrued gaming-related costs and expenses	11,321	9,750
Accrued interest	10,850	10,686
Accrued taxes	9,251	9,029
Accrued tour operator-related costs and expenses	5,769	2,063
Other	16,755	18,432
	$172,233	$145,724

Note 12—Other Long-Term Liabilities

Components of other long-term liabilities were as follows:

	December 31,	
	2003	2002
Fair value of the One&Only Palmilla guarantee	$2,761	$ —
Deferred rent credit	2,269	2,549
Deferred compensation obligation	1,800	148
Other	460	—
	$7,290	$2,697

The deferred rent credits relates to a building lease entered into during 2002 for our office in Plantation, Florida. For more information on the fair value of the One&Only Palmilla guarantee see Note 23—Commitments and Contingencies. For more information on the deferred compensation obligation see Note 17—Employee Benefits Plans.

Note 13—Long-Term Debt

Long-term debt consisted of the following:

	December 31,	
	2003	2002
Amended Revolving Credit Facility (a)	$ —	$ 72,000
$400 million 8⅞% Senior Subordinated Notes due 2011 ("8⅞% Senior Subordinated Notes") (b)	417,090	425,300
Other	434	731
	417,524	498,031
Less: amounts due within one year	(304)	(275)
	$417,220	$497,756

Note 13—Long-Term Debt (Continued)

(a) *Amended Revolving Credit Facility*

On November 13, 2001, Kerzner entered into an amended revolving credit facility (the "Amended Revolving Credit Facility") with a syndicate of banks (the "Lenders"), with Canadian Imperial Bank of Commerce ("CIBC") acting as administrative agent. The borrowings then outstanding under the previous revolving credit facility were paid in full. Under the Amended Revolving Credit Facility, the maximum amount of borrowings that may be outstanding is $300.0 million, subject to the borrowing base discussed below. As of December 31, 2003, there is a permanent reduction to our $300.0 million of outstanding commitments in the amount of $46.5 million related to the local project financing at the One&Only Palmilla. See Note 23—Commitment and Contingencies for further discussion regarding the One&Only Palmilla guarantee. The Lenders have agreed that up to an additional $50.0 million of borrowings may be available under the facility in certain circumstances.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC's base rate or (b) the Federal Funds rate plus ½ of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to earnings ratio during the period, as defined (the "Leverage Ratio") or (ii) London Interbank Offered Rate ("LIBOR") plus 1.25% to 2.75% based on the Leverage Ratio. After each drawdown on the Amended Revolving Credit Facility, interest is due every three months for the first six months and is due monthly thereafter. At December 31, 2003 and 2002, the weighted average interest rate on amounts outstanding under the Amended Revolving Credit Facility, excluding ongoing commitment, agency and letter of credit fees related to the maintenance of the facility, were 3.50% and 3.60%, respectively. Loans under the Amended Revolving Credit Facility may be prepaid and re-borrowed at any time and are due in full in November 2006. Commitment fees are calculated at per annum rates ranging from 0.25% to 0.50%, based on the Leverage Ratio, applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

The Amended Revolving Credit Facility contains affirmative and restrictive covenants which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. As of December 31, 2003, management believes the Company is in compliance with all of such covenants.

Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility

On May 15, 2003, we entered into a Third Amendment to the Amended Revolving Credit Facility (the "Third Amendment"). The Third Amendment was entered into in order to, among other things, calculate borrowings available under the Amended Revolving Credit Facility using a borrowing base calculation, such that we can draw the lesser of the borrowing base or the commitment amount. The borrowing base is generally the sum of: (i) the amount of "all risks" insurance maintained from time to time on the Bahamas Property, as defined, and on the buildings situated thereon; (ii) the value of undeveloped land owned by the Company under the Amended Revolving Credit Facility on Paradise Island, which for purposes thereof is deemed to be $150.0 million; (iii) the cost basis of the Company's investment in luxury resort hotels (defined to include the One&Only Palmilla Resort and any luxury resort properties in which the Company makes an investment after January 1, 2003 that enables the Company to control management of such properties); (iv) the product of six times the consolidated EBITDA, as defined, attributable to the Company's management contracts and the Company's share of income of those under One&Only (Indian Ocean) Management Limited and their significant

Note 13—Long-Term Debt (Continued)

subsidiaries; and (v) the estimated net present value of the payments due to the Company pursuant to the Relinquishment Agreement, which for purposes thereof is deemed to be $185.0 million.

As of December 31, 2003, the Company had $237.0 million of borrowings available under the Amended Revolving Credit Facility.

(b) *Issuances of 8⅞% Senior Subordinated Notes*

In August 2001, we issued $200.0 million principal amount of 8⅞% Senior Subordinated Notes due 2011 (the "8⅞% Senior Subordinated Notes"), which, after costs of $6.0 million, resulted in net proceeds of approximately $194.0 million. All of the proceeds received from the issuance of the 8⅞% Senior Subordinated Notes were used to repay amounts outstanding under the Amended Revolving Credit Facility. In May 2002, we issued, at 103%, an additional $200.0 million of 8⅞% Senior Subordinated Notes and used the proceeds of approximately $201.5 million, net of related costs of $4.5 million, to repay the 9% Senior Subordinated Notes pursuant to the redemption of such notes described below.

In connection with the issuance of the $200.0 million 8⅞% Senior Subordinated Notes issued in May 2002 and August 2001 and modifications of the Amended Revolving Credit Facility the Company paid $0.1 million, $4.7 million and $8.8 million, respectively, of debt issuance and modification costs during the years ended December 31, 2003, 2002, and 2001. These costs, net of accumulated amortization, are included in deferred charges and other assets, net in the accompanying consolidated balance sheets.

The 8⅞% Senior Subordinated Notes are all unconditionally guaranteed by substantially all of our wholly owned subsidiaries. Interest on each series of the notes is paid semi-annually on February 15 and August 15. The indenture for the 8⅞% Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments. We believe we are in compliance with all such covenants as of December 31, 2003.

All of our outstanding 8⅞% Senior Subordinated Notes rank *pari passu* with each other and are all subordinated to the Amended Revolving Credit Facility.

Redemption of 9% Senior Subordinated Notes

On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% Senior Subordinated Notes. At the expiration time, a total of approximately $177.5 million of the outstanding $200.0 million aggregate principal amount of the notes were tendered and accepted for purchase in the tender offer. On June 21, 2002, we redeemed, in accordance with the terms of the indenture governing the notes, all of the 9% Senior Subordinated Notes that remained outstanding at the time, at the applicable redemption price of $1,045 per $1,000 of principal amount thereof, plus interest accrued to the redemption date. We used the proceeds from the issuance of the $200.0 million of 8⅞% Senior Subordinated Notes on May 20, 2002 to retire the outstanding 9% Senior Subordinated Notes pursuant to the tender offer and redemption.

See Note 21—Loss on Early Extinguishment of Debt for disclosure of the related loss incurred in connection with the redemption of our 9% Senior Subordinated Notes.

Note 13—Long-Term Debt (Continued)

Issuance and Redemption of 8⅝% Senior Subordinated Notes

On December 15, 1997, we issued $100.0 million principal amount of 8⅝% senior subordinated notes due 2007 ("8⅝ Senior Subordinated Notes"). On November 27, 2002, we called for the redemption of the entire outstanding principal amount of our 8⅝% Senior Subordinated Notes pursuant to the terms of the indenture governing these Notes. We had purchased $25.8 million of the 8⅝% Senior Subordinated Notes through transactions on the open market. On December 27, 2002, we redeemed the remaining $74.2 million aggregate principal amount outstanding at the redemption price of 104.313%, or $1,043.13 for each $1,000.00 of principal amount outstanding, plus accrued interest, with available cash and borrowings under the Amended Revolving Credit Facility.

See Note 21—Loss on Early Extinguishment of Debt for disclosure of the related loss incurred in connection with our redemption of the 8⅝% Senior Subordinated Notes.

Derivative Financial Instruments

Interest Rate Risk Management

We attempt to limit our exposure to interest rate risk by managing our long-term fixed and variable rate borrowings. In August and December 2001, we entered into fixed-to-variable rate interest rate swap agreements (the "Swap Agreements") designated as fair value hedges of $200 million principal amount of our 8⅞% Senior Subordinated Notes. These Swap Agreements qualify for the "shortcut" method of accounting provided under SFAS 133, which allows for the assumption of no ineffectiveness in our hedging relationship. Accordingly, there is no income statement impact from changes in the fair value of the Swap Agreements. Instead, the changes in the fair value of the Swap Agreements are recorded as an asset or liability on the accompanying consolidated balance sheet with an offsetting adjustment to the carrying value of the related debt.

In September 2003, we cancelled $25.0 million notional amount of our then $200.0 million of interest rate swaps on our 8⅞% Senior Subordinated Notes. We received $1.4 million from this cancellation, which is being accreted to interest expense over the term of the underlying debt.

Included in deferred charges and other assets, net in the accompanying consolidated balance sheets at December 31, 2003 and 2002 is $11.8 million and $19.6 million, respectively, representing the fair value of the Swap Agreements as of that date. This represents the amount we would have received had the Swap Agreements been terminated on that date. This resulted in a corresponding increase to the carrying value of our 8⅞% Senior Subordinated Notes. As of December 31, 2003 and 2002, the aggregate notional principal amount of the Swap Agreements was $175.0 million and $200.0 million, respectively, and they mature in August 2011 concurrent with the 8⅞% Senior Subordinated Notes. For the year ended December 31, 2003 and 2002, the weighted average variable rate on the Swap Agreements was 4.18% and 5.49%, respectively.

As of December 31, 2003 and 2002, after giving effect to the Swap Agreements, our fixed rate borrowings represent approximately 56% and 42% and our variable rate borrowings represent 44% and 58%, respectively, of total borrowings.

During the first seven months of 2001, we were a party to variable-to-fixed rate interest rate swap agreements (the "Prior Swap Agreements") designated as cash flow hedges of our Amended Revolving Credit Facility. In July 2001, we terminated the Prior Swap Agreements, which were scheduled to

Note 13—Long-Term Debt (Continued)

mature at the end of 2001. The costs of terminating these agreements early was $3.4 million and is included in interest expense in the accompanying 2001 consolidated statement of operations.

Credit Exposure

We are exposed to credit-related losses in the event of non-performance by counterparties to our Swap Agreements. We monitor the creditworthiness of the counterparties and presently do not expect default by any of the counterparties. We do not obtain collateral in connection with our derivative financial instruments.

Guarantees

For a description of the Company's guarantees of certain debt of affiliated entities, see Note 23.

Overdraft Loan Facility

Pursuant to a letter of commitment dated September 30, 1994, as amended, between us and The Bank of Nova Scotia, we have a revolving overdraft loan facility (the "Overdraft Facility") in the amount of Bahamian $5.0 million which was equal to US $5.0 million as of December 31, 2003 and 2002. The Overdraft Facility, if utilized, would bear interest at The Bank of Nova Scotia's base rate for Bahamian dollar loans plus 1.5% with repayment subject to annual review. The Overdraft Facility is secured by substantially all of our Bahamian assets and ranks *pari passu* with the Amended Revolving Credit Facility. This facility has never been utilized.

Debt Maturity

Aggregate annual maturities of long-term debt as of December 31, 2003 for each of the next five years and thereafter are as follows:

Year Ending December 31,	
2004	$ 304
2005	130
2006	—
2007	—
2008	—
Thereafter	400,000
	400,434
Debt premium	5,251
Interest rate swap fair value adjustment	11,839
	$417,524

Note 14—Shareholders' Equity

Our authorized, issued and outstanding shares were as follows:

	December 31, 2003	December 31, 2002
Ordinary Shares:		
Par value per share	$ 0.001	$ 0.001
Authorized	250,000	250,000
Issued and outstanding (1)	37,356	35,197
Treasury shares	7,072	7,072
Preference Shares:		
Par value per share	$ 0.001	$ 0.001
Authorized	100,000	100,000
Issued and outstanding	—	—

(1) Includes treasury shares.

Note 15—Stock-Based Compensation

Stock Options

Our shareholders approved stock option plans in 1995 (the "1995 Plan"), 1997 (the "1997 Plan") and in 2000 (the "2000 Plan," and collectively the "Plans") that provide for the issuance of options to acquire an aggregate of 7,500,000 ordinary shares. Pursuant to the Plans, the option prices are equal to the market value per share of the ordinary shares on the date of the grant. The 1995 Plan provided for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options, and thereafter in installments of 20% per year over a four-year period. The 1997 Plan provides for the same vesting schedule except that the vesting period begins one year after the grant date. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over the remaining two-year period. Options granted under the Plans have a term of 10 years from the date of grant. The Plans provide for options with respect to ordinary shares to be granted to our directors, officers and employees.

Our Board of Directors approved a stock option plan in December 2003 (the "2003 Plan") that provides for the issuance of options and restricted share awards to acquire an aggregate of 3,000,000 ordinary shares. Pursuant to the 2003 Plan, the prices are equal to the market values per share of the ordinary shares on the date of grant, unless otherwise specifically provided by the compensation committee. Unless otherwise specified by the compensation committee, options and restricted shares shall become vested and exercisable in installments of 25% over a four-year period. Options and restricted shares granted under the 2003 plan have a term of seven years from the date of grant. The 2003 Plan provides for options with respect to ordinary shares to be granted to our directors, officers, employees and consultants of the Company. During December 2003, the Company issued 72,600 shares of restricted shares under the 2003 Plan to certain employees and officers. The stock vesting period ranges from three to four years on either a graduated or cliff vesting basis provided that the recipient is still with the Company. The aggregate market value of the restricted shares at the date of issuance of

Note 15—Stock-Based Compensation (Continued)

$2.6 million has been recorded as deferred compensation, as a separate component of shareholders' equity, and is being amortized over the applicable vesting period.

Our stock option plans provide for the issuance of options to acquire an aggregate of 10,500,000 of our ordinary shares. As of December 31, 2003, options pursuant to these plans had been granted at exercise prices ranging from $11.69 to $41.63. As of December 31, 2003, options to acquire 5,059,000 ordinary shares were outstanding, of which 2,266,000 were exercisable as of that date. Of the 1,796,000 stock options granted during 2003, 1,760,000 were granted during December 2003. All of the options under the 1995 Plan, the 1997 Plan and the 2000 Plan have been granted as of December 31, 2003.

A summary of our stock option activity for 2003, 2002 and 2001 is as follows (options in thousands, except per share data):

	December 31,					
	2003		2002		2001	
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	5,347	$21.54	5,742	$25.14	6,017	$24.59
Granted	1,796	36.40	1,659	21.17	665	25.22
Exercised	(2,074)	18.81	(776)	17.95	(556)	14.93
Terminated and other	(10)	—	(1,278)	38.14	(384)	29.35
Outstanding at end of year	5,059	27.91	5,347	21.54	5,742	25.14
Exercisable at end of year	2,266	22.95	3,160	21.49	2,965	26.35
Available for grant	1,179		35		239	

The weighted average exercise price and weighted average contractual life of stock options outstanding and exercisable at December 31, 2003 is as follows (options in thousands except per share data):

	Outstanding			Exercisable		
Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life
$11.69–$19.99	961	$18.41	6.8	931	$18.36	6.4
$20.00–$29.99	1,876	22.65	8.2	884	21.34	8.4
$30.00–$39.99	2,181	36.36	8.7	410	34.99	3.4
$40.00–$41.63	41	41.63	4.9	41	41.63	4.9
	5,059	$27.91	8.1	2,266	$22.95	6.6

Note 15—Stock-Based Compensation (Continued)

Stock Option Tender Offer

On May 7, 2002, our Board of Directors resolved, under certain conditions, to make available to employees and directors holding options with an exercise price higher than $32.00 per share, an offer to surrender all or some of the options granted to them under the Plans. In exchange, such employees and directors would have the possibility, under certain conditions, to be granted new options giving the right to subscribe for 75% of the number of shares as the surrendered options. The exercise price for the new options would be the fair market value of the ordinary shares on the new grant date, which would be no sooner than six months and one day after the cancellation date of the old options, subject to the conditions set forth in the tender offer documents filed with the Securities and Exchange Commission on May 27, 2002, the commencement date of the offer period. The offer to option holders under the exchange program expired on June 25, 2002. The 1,227,600 eligible options that were properly submitted for exchange were accepted and cancelled effective June 26, 2002. Such options represent substantially all those that were eligible for exchange. We granted 920,700 new options, which have similar terms to the cancelled options, in exchange for the cancelled options on December 26, 2002, at a price of $20.07.

Note 16—Related Party Transactions

In the normal course of business, we undertake transactions with a number of unconsolidated affiliated companies. Certain of our subsidiaries provide construction funding, project consulting, operating advances and management services to such affiliates. Due from affiliates, management, development and other fees, and TCA development and other fees consisted of the following:

	December 31,		For the year ended December 31,		
	2003	2002	2003	2002	2001
Harborside at Atlantis	$17,391	$27,686	$ 1,847	$ 1,579	$ 1,407
Trading Cove Associates	227	6,456	1,755	1,326	2,873
One&Only Kanuhura	4,807	5,209	787	383	38
Mauritius Resorts	6,394	5,164	7,619	7,074	6,841
One&Only Royal Mirage	958	389	1,293	1,232	1,124
Kaafu Atoll	16,360	313	394	—	—
One&Only Palmilla Resort	2,654	175	1,482	128	—
	48,791	45,392	15,177	11,722	12,283
Less: amounts due within one year	(13,949)	(21,013)	—	—	—
	$34,842	$24,379	$15,177	$11,722	$12,283

Harborside at Atlantis

In 2000, we entered into a series of promissory notes with Harborside at Atlantis to fund 50% of the construction cost of the timeshare units on Paradise Island in The Bahamas. The balance of these notes was $15.0 million and $19.5 million at December 31, 2003 and 2002, respectively. These promissory notes are due on December 31, 2005. We earn interest on these advances at a rate equal to one-month LIBOR plus 250 basis points, which was 3.62% at December 31, 2003. Interest due from Harborside at Atlantis on these advances was $0.1 million and $0.8 million for the years ended December 31, 2003 and 2002, respectively. The loans were made simultaneously with loans from

Note 16—Related Party Transactions (Continued)

Starwood, which mirror the amounts, terms and conditions of our loans. Our loans and the Starwood loans are *pari passu* with respect to payments of principal and accrued interest and such payments will be made in cash, as it is available from the sale of timeshare units.

Harborside at Atlantis was closed at the end of August 2002 in order to repair significant damage resulting from adverse weather primarily due to Hurricane Michelle. Repairs at Harborside at Atlantis were completed during December 2002 which is when the resort reopened. Amounts due from Harborside at Atlantis as of December 31, 2002 include $2.9 million representing the fair value of services provided by Atlantis, Paradise Island to the timeshare owners of Harborside at Atlantis while Harborside at Atlantis was undergoing construction remediation work and is included within 2002 rooms and food and beverage revenue in the accompanying consolidated statements of operations. As of December 31, 2003, this amount was paid in full by Harborside at Atlantis.

We provide marketing, administrative and development services to Harborside at Atlantis from which we earned fees of $1.8 million, $1.6 million, and $1.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. The amount due from Harborside at Atlantis, related to these services was $1.8 million and $3.5 million as of December 31, 2003 and 2002, respectively.

Trading Cove Associates

We recorded development and other fees from TCA of $1.8 million, $1.3 million and $2.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Mauritius Resorts

We have long-term management contracts with each of five hotels in Mauritius that are owned by SRL: the One&Only Le Saint Géran, the One&Only Le Touessrok, La Pirogue, Le Coco Beach and Sugar Beach. The term of each of these management agreements was extended from 2008 until 2023 in December 2002 when we entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives. Effective January 1, 2003, SRL owns 20% of One&Only Management, and we own the remaining 80%. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009, for no consideration, at which time it will own 50% of the new management company. Pursuant to a subcontract with One&Only Management, we provide the comprehensive management services to the five Mauritius resorts and receive a management fee calculated as a percentage of revenues and adjusted EBITDA, as defined. One&Only Management also is entitled to a marketing fee calculated as a percentage of revenues, although it has subcontracted to us all marketing services and benefits thereof with respect to the five Mauritius resorts. For the years ended December 31, 2003, 2002, and 2001, we have recognized $7.4 million, $5.6 million, and $6.8 million, respectively, related to these management agreements in Mauritius. Additionally, during 2002, we completed a major redevelopment of the One&Only Le Touessrok for which the Company earned project fees of $0.2 million and $1.5 million for the years ended December 31, 2003 and 2002, respectively.

As of and for the year ended December 31, 2003, we have consolidated One&Only Management, with SRL's 20% interest reflected as minority interest in the accompanying consolidated statement of operations and a minority interest liability reflected within accounts payable and accrued liabilities in the accompanying consolidated balance sheet. We signed an agreement with SRL that provides for, among other things, the sale of 20% of our debt and equity interests in the One&Only Kanuhura to

Note 16—Related Party Transactions (Continued)

SRL for which we received $1.5 million. Following this sale, which was effective January 1, 2003, we now have a 20% equity interest in the One&Only Kanuhura.

One&Only Kanuhura

As described above, One&Only Management provides management services to the One&Only Kanuhura, a Maldives company. We previously owned a 25% equity interest until December 31, 2002. Effective January 1, 2003, we now own a 20% equity interest in the One&Only Kanuhura. The terms of the management agreement run concurrent with the terms of a lease between the One&Only Kanuhura and the government of the Republic of Maldives. That lease expires in 2026 and is subject to extension.

During the years ended December 31, 2002 and 2001, we advanced funds to the One&Only Kanuhura in the amount of $3.6 million, excluding accrued interest, which represented our share of funding for operations. In February 2004, we received a $1.1 million repayment of advanced funds from the One&Only Kanuhura. These advances are payable after satisfaction of certain Kanuhura financial obligations which mature no earlier than December 2007. These loans accrue interest at a rate of LIBOR plus 600 basis points.

Fees for management services during the years ended December 31, 2003 and 2002 and for the period from August 1, 2001 through December 31, 2001 were $0.8 million, $0.4 million and $38,000, respectively, and are included in management, development and other fees in the accompanying consolidated statements of operations.

One&Only Royal Mirage

Fees for management services to the One&Only Royal Mirage during the years ended December 31, 2003, 2002 and 2001 were $1.3 million, $1.2 million, and $1.1 million, respectively, and are included in management, development and other fees in the accompanying consolidated statements of operations.

Kaafu Atoll

As discussed in Note 23—Commitments and Contingencies-Commitment with Reethi Rah Pvt. Ltd., on December 4, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd. and various other financial institutions (the "Senior Lenders"). The agreement, as amended in 2003, obligates Kerzner to make completion loans (in an amount not to exceed $35.0 million) and operating loans (in an amount not to exceed $3.0 million per year, for a four-year period). The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The loans will be subordinated to all other loans made to Reethi Rah Resort Pvt. Ltd. by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property.

As of December 31, 2003, we had entered into a series of completion loans in the amount of $15.4 million, excluding accrued interest, which is included in due from affiliates-non-current in the accompanying consolidated balance sheet. We earn LIBOR plus 500 basis points on these completion loans.

Note 16—Related Party Transactions (Continued)

As of December 31, 2003 and 2002, other amounts incurred in connection with Kaafu Atoll of $1.0 million and $0.3 million, respectively, represent primarily development costs that Kerzner has incurred on behalf of the resort, which will be reimbursed after the opening of the resort.

One&Only Palmilla Resort

Fees for management services to the One&Only Palmilla Resort for both the year ended December 31, 2003 and during the period from September 12, 2002 (the date of acquisition) through December 31, 2002 were $0.1 million and are included in management, development and other fees in the accompanying consolidated statements of operations.

In April 2003, the One&Only Palmilla Resort commenced its expansion and redevelopment, which was completed in February 2004. In connection with the redevelopment, the Company earned $1.4 million of development fees for the year ended December 31, 2003 which are included in management, development and other fees in the accompanying consolidated statements of operations.

As of December 31, 2003 the $2.7 million due from One&Only Palmilla Resort relates to management services, development fees and other advances.

Office Lease

Effective February 2002, we entered into a lease agreement with Tennyson Properties Limited, whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years. The annual rent is approximately £205,000 (which is the equivalent of approximately $365,000 at December 31, 2003) and is subject to increase every five years to the current fair market value. Tennyson Properties Limited is owned by a family trust established by Solomon Kerzner, chairman of the Company.

Note 17—Employee Benefit Plans

Certain of our subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees. We make contributions to this plan based on a percentage of eligible employee contributions. Total expenses for this plan were $267,000, $185,000, and $446,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The period from January 1, 2001 to April 24, 2001 included plan expenses of Resorts Atlantic City.

In addition to the plan described above, union and certain other employees of our subsidiaries in The Bahamas, and formerly Resorts Atlantic City, are covered by multi-employer defined benefit pension plans to which employers make contributions. In connection with these plans, we expensed contributions of $7.0 million, $6.7 million and $6.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

In October 2002, the Company established a deferred compensation plan (the "Deferred Compensation Plan") for the purpose of allowing certain management of the Company to defer a portion of their compensation and accumulate earnings on a tax-deferred basis. The amount that is elected to be deferred is withheld from the employee's compensation and remitted to the trustee of the Deferred Compensation Plan. The trustee is responsible for utilizing such funds to purchase certain investments, which are held in a rabbi trust.

The compensation withheld from management, together with investment income on the Deferred Compensation Plan, is reflected as a deferred compensation obligation to participants and is classified within other long-term liabilities in the accompanying consolidated balance sheet. The related assets

Note 17—Employee Benefit Plans (Continued)

which are held in the rabbi trust are classified within deferred charges and other assets in the accompanying consolidated balance sheet and are reported at cash surrender value with the resulting change in cash surrender value included in the accompanying consolidated statements of operations. At December 31, 2003 and 2002, the balance of the liability and the corresponding asset each totaled $1.8 million. During the year ended December 31, 2003, the change in cash surrender value amounted to $0.1 million and the change in fair value of the obligation to participants resulted in a $0.2 million charge to corporate expense. During the years ended December 31, 2003 and 2002, the Deferred Compensation Plan did not have a significant impact on our operating results.

Note 18—Restructuring Expense

Restructuring costs in 2001 were comprised of severance payments made to employees who were terminated due to lower occupancy levels at Atlantis, Paradise Island subsequent to the terrorist attacks on September 11, 2001. By the end of 2002, all amounts related to the restructuring had been paid.

There were a total of 278 employees terminated pursuant to the restructuring which included 57 administrative positions, 198 hotel employees and 23 employees on our development staff. Of the total $5.7 million expense recorded in 2001, 17 employees were not released and, accordingly, the remaining $4.7 million had been paid out to a total of 261 employees by the end of 2002. The remaining balance of $1.0 million was reversed in 2002 as fewer employees were released and the amounts were settled for less than originally planned.

Note 19—Investments in and Equity in Earnings (Losses) of Associated Companies

Components of investments in associated companies were as follows:

	December 31, 2003	December 31, 2002	Ownership Interest
One&Only Palmilla Resort	$38,757	$40,668	50%
Sun Resorts Limited (Mauritius Resorts)	23,598	22,818	20.4%
Trading Cove Associates	14,427	8,947	50%
One&Only Kanuhura	1,864	2,393	20%
Harborside at Atlantis	2,697	(632)	50%
Trading Cove New York	1,758	1,692	50%
Other	51	—	50%
	$83,152	$75,886	

Our proportionate share of earnings or losses from these entities is reflected in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations, except for equity earnings related to our investment in TCA, which are included in relinquishment fees—equity earnings in TCA as a component of operating income in the accompanying consolidated statements of operations based upon the nature and function of TCA as an entity existing for the purpose of collecting fees and remitting such fees to its partners.

In the normal course of business, we undertake transactions with a number of unconsolidated affiliated companies. See Note 16—Related Party Transactions for further discussion.

Note 19—Investments in and Equity in Earnings (Losses) of Associated Companies (Continued)

One&Only Palmilla Resort

Effective September 12, 2002, we acquired our 50% interest in the One&Only Palmilla Resort. The following represents summarized information of the One&Only Palmilla Resort as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and the period from September 12, 2002 through December 31, 2002:

	For the year ended December 31, 2003	For the period from September 12, 2002 through December 31, 2002
Revenues	$9,521	$5,467
Loss from operations	(9,402)	(449)
Loss before income taxes	(9,417)	(443)
Net loss	(9,384)	(287)

	As of December 31, 2003	As of December 31, 2002
Current assets	$ 13,196	$ 6,324
Non-current assets	145,406	79,171
Total assets	158,602	85,495
Current liabilities	12,768	4,587
Non-current liabilities	85,382	—
Shareholders' equity	60,452	80,908

During the year ended December 31, 2003 and for the period from September 12, 2002 through December 31, 2002, we have recognized approximately $4.8 million and $0.1 million, respectively, in equity losses from associated companies in the accompanying consolidated statements of operations. The equity loss for the year ended December 31, 2003 includes $4.3 million of our 50% share of the pre-opening expenses associated with the redevelopment of the One&Only Palmilla.

Mauritius Resorts

Through June 16, 2000, we owned a 22.8% interest in SRL, or Mauritius Resorts. Effective June 16, 2000, SRL issued additional shares of stock under a rights issue in which we did not participate, effectively reducing our ownership interest to 20.4%. The following represents summarized

Note 19—Investments in and Equity in Earnings (Losses) of Associated Companies (Continued)

financial information of SRL as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 (converted to US dollars at the appropriate exchange rate).

	For the Year Ended December 31,		
	2003	2002	2001
Revenues	$102,264	$78,058	$93,398
Income from operations	27,071	19,448	25,277
Income before income taxes	17,837	14,331	20,136
Net income	10,941	8,510	17,482

	As of December 31,	
	2003	2002
Current assets	$ 24,556	$ 23,971
Non-current assets	310,171	269,411
Total assets	334,727	293,382
Current liabilities	49,351	52,186
Non-current liabilities	136,016	99,739
Shareholders' equity	149,360	141,457

During the years ended December 31, 2003, 2002 and 2001, we received dividends from SRL of $1.5 million, $2.3 million and $2.9 million, respectively. We recognized $2.3 million, $1.7 million and $3.3 million of equity earnings from SRL during the years ended December 31, 2003, 2002 and 2001, respectively.

Trading Cove Associates

Through a wholly owned subsidiary, we own a 50% interest in TCA and are a managing partner along with Waterford Gaming L.L.C. TCA and the Mohegan Tribe have entered into the TCA Development Agreement and the Relinquishment Agreement in connection with the Mohegan Sun.

Relinquishment fees represent our share of the net earnings from TCA pursuant to the Relinquishment Agreement. In accordance with such agreement, TCA earns a fee, equal to 5% of gross revenues, as defined in the Relinquishment Agreement, generated by the Mohegan Sun during the 15-year period commencing on January 1, 2000, including revenue generated by the Mohegan Sun expansion. Revenues are defined in the Relinquishment Agreement as gross gaming revenues (other than Class II gaming revenue, i.e., bingo) and all other facility revenues. Such revenue includes hotel revenues, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the convention/events center in the Mohegan Sun expansion and all rental or other receipts from lessees, licensees and concessionaires operating in the facility, but not the gross receipts of such lessees, licensees and concessionaires. Such revenues exclude revenues generated by any other expansion of the

Note 19—Investments in and Equity in Earnings (Losses) of Associated Companies (Continued)

Mohegan Sun. The following represents summarized information of TCA as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

	For the Year Ended December 31,		
	2003	2002	2001
Revenues	$69,798	$59,066	$46,970
Total expenses	6,884	3,996	3,476
Interest and dividend income	6	13	33
Net income	62,920	55,083	43,527

	As of December 31,	
	2003	2002
Current assets	$26,143	$24,502
Non-current assets	2,440	2,665
Total assets	28,583	27,167
Current liabilities	1,071	10,521
Non-current liabilities	—	—
Partners' capital	27,512	16,646

Our equity in earnings from TCA totaled $34.0 million, $30.0 million and $24.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Such amounts do not equal 50% of the reported net income of TCA, primarily as a result of a priority distribution.

One&Only Kanuhura

The following represents summarized financial information of the One&Only Kanuhura as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 and for the period from August 1, 2001 through December 31, 2001.

	For the year ended December 31, 2003	For the year ended December 31, 2002	For the period from August 1, 2001 through December 31, 2001
Revenues	$14,796	$10,595	$ 3,809
Income (loss) from operations	2,766	(421)	(1,261)
Income (loss) before income taxes	460	(2,633)	(2,564)
Net income (loss)	460	(2,633)	(2,564)

	As of December 31,	
	2003	2002
Current assets	$ 4,702	$ 3,372
Non-current assets	28,536	28,249
Total assets	33,238	31,621
Current liabilities	4,966	6,165
Non-current liabilities	29,874	28,596
Shareholders' deficiency	(1,602)	(3,140)

Note 19—Investments in and Equity in Earnings (Losses) of Associated Companies (Continued)

For the years ended December 31, 2003 and 2002 and for the period from August 1, 2001 (the date of acquisition) through December 31, 2001, we have recognized ($0.1) million, $0.7 million, and $0.7 million, respectively, in equity earnings (losses) from the One&Only Kanuhura.

Harborside at Atlantis

Harborside at Atlantis constructs, sells and manages timeshare units on Paradise Island, The Bahamas. Construction was completed in February 2001 and sales of timeshare units began in May 2000. As of December 31, 2003 and 2002, 89% and 64%, respectively, of the timeshare units were sold. The following represents summarized financial information of Harborside at Atlantis as of and for the years ended December 31, 2003, 2002 and 2001.

	For the Year Ended December 31,		
	2003	2002	2001
Revenues	$43,818	$ 37,411	$35,371
Income (loss) from operations	6,136	(11,023)	1,372
Income (loss) before income taxes	6,659	(10,428)	1,372
Net income (loss)	$ 6,659	$(10,428)	$ 1,372

	As of December 31,	
	2003	2002
Current assets	$68,487	$97,469
Non-current assets	22,955	9,255
Total assets	91,442	106,724
Current liabilities	48,739	99,356
Non-current liabilities	30,040	1,364
Shareholders' equity	$12,663	$ 6,004

For the years ended December 31, 2003, 2002 and 2001, we have recognized $3.3 million, $(5.2) million, and $0.5 million, respectively in equity earnings (losses) from Harborside at Atlantis. Included within equity in earnings (losses) from Harborside at Atlantis for the years ended December 31, 2003 and 2002 are $1.8 million and $6.9 million, respectively, of charges which represent our share of construction remediation costs. The remediation costs for the year ended December 31, 2003 have been reduced by the amount of insurance recovery realized by Harborside at Atlantis related to the settlement of the remediation claim of $3.0 million, our portion of which is $1.5 million.

Trading Cove New York

Through a wholly owned subsidiary, we own a 50% interest in, and are a managing member of, TCNY, along with Waterford Development New York, LLC. The following represents summarized information of TCNY as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

Note 19—Investments in and Equity in Earnings (Losses) of Associated Companies (Continued)

The Company increased its equity in losses of TCNY by expensing certain costs that TCNY capitalized due to the Company's evaluation of the uncertainty of the recoverability of such costs.

	For the Year Ended December 31,		
	2003	2002	2001
Total revenues and other income	$ 1	$11	$13
Total expenses	7	6	15
Net income (loss)	$(6)	$ 5	$(2)

	As of December 31,	
	2003	2002
Current assets	$ 295	$ 436
Non-current assets	9,798	7,353
Total assets	10,093	7,789
Current liabilities	147	137
Non-current liabilities	—	—
Members' equity	$9,946	$7,652

During the years ended December 31, 2003, 2002 and 2001 we recognized $1.1 million, $1.0 million and $0.9 million, respectively, of equity losses in TCNY.

Note 20—Gain on Settlement of Territorial and Other Disputes

Majority Shareholder Reorganization

In July 2001, we announced the restructuring of our then majority shareholder, Sun International Investments Limited ("SIIL"), and the resolution of certain matters, including a territorial dispute, with SIIL and certain of its shareholders (collectively the "Reorganization"). At the time of the Reorganization, SIIL and its shareholders beneficially owned approximately 67% of our issued and outstanding ordinary shares (the "Ordinary Shares"). SIIL was itself owned in equal thirds by Kersaf Investments Limited ("Kersaf"), Caledonia Investments PLC and World Leisure Group Limited, a company controlled by a Kerzner family trust. SIIL previously was governed by a shareholders' agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. In connection with the Reorganization, among other things, SIIL was dissolved and the shareholders' agreement governing SIIL was terminated. Accordingly, SIIL's shareholders obtained direct ownership of their Ordinary Shares. In addition, SIIL's shareholders agreed to certain standstill provisions in effect through June 2006, pursuant to which each of them would refrain from proposing or consummating certain extraordinary corporate transactions involving the Company, including any merger or the sale of substantially all of our assets.

Pursuant to a registration rights and governance agreement executed in connection with the Reorganization, we granted certain registration rights to SIIL's shareholders in respect of the ordinary shares held by them, in part in order to facilitate the required sale of at least 2,000,000 of Kersaf's Ordinary Shares in a registered public offering, which requirement was satisfied on December 12, 2002. We agreed that, after a transition period not to exceed one year from June 30, 2001, we would cease, and we have ceased, using the names "Sun" and "Sun International." In connection with the

Note 20—Gain on Settlement of Territorial and Other Disputes (Continued)

Reorganization, Kersaf agreed to pay us $15.5 million. This was settled by a one-time cash payment of $3.5 million and the issuance of a 5-year, $12.0 million note, bearing interest at 9% per annum. In December 2001, the principal amount of the note and accrued interest thereon was repaid in full. Of this amount, we recognized a $1.5 million and $5.1 million net gain on the settlement of this territorial dispute during the years ended December 31, 2003 and 2002, respectively.

Subsequent Disputes and Settlement with Kersaf Investments Limited

As part of the Reorganization, the Company and Kersaf agreed to restructure certain agreements which included, among other things, an obligation for Kersaf to sell at least 2,000,000 shares of the Company's shares in a registered public offering, certain non-compete agreements, the continuation of an obligation of Kersaf to pay Kerzner an annual payment of approximately $3.3 million (the "Contribution Payment"), and an agreement pursuant to which Kerzner was granted an interest in a proposed project in Port Ghalib, Egypt (the "Egypt Project"). In October 2001, the Company filed a lawsuit against Kersaf and certain related entities in New York alleging, among other things, that Kersaf had breached its non-compete obligation. Kersaf and the Company executed a settlement agreement that resolved all of these outstanding matters on November 1, 2002.

According to the settlement agreement, among other things, (i) Kersaf was obligated, and on December 18, 2002 satisfied this obligation, to sell at least 2,000,000 shares in a registered public offering; (ii) Kersaf's obligation to make the Contribution Payment was terminated effective December 1, 2002 and; (iii) Kersaf paid us $32.1 million in December 2002. Of this amount, $18.0 million and $21.3 million (which represents the future payments that were to be received over the original term of the underlying Mauritius management contracts) is classified as deferred revenue as of December 31, 2003 and 2002, respectively. The long-term portion of $14.6 million and $18.0 million as of December 31, 2003 and 2002, respectively, is included within deferred revenue and the current portion of $3.4 million and $3.3 million is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. These amounts will be recognized as other revenues over the term of the original underlying Mauritius management contracts, which extended through December 2008. The remaining amount of $9.4 million, net of $1.4 million of direct legal expenses, was recognized in the fourth quarter of 2002 as an additional gain on settlement of territorial and other disputes. In exchange for this settlement, we agreed to terminate all existing lawsuits related to Kersaf and have released all parties from any related claims and we shall no longer have any interest in the Egypt Project.

Note 21—Loss on Early Extinguishment of Debt

Pursuant to the adoption of the SFAS 145, we have reclassified the $20.5 million extraordinary loss on early extinguishment of debt recognized during the year ended December 31, 2002 in connection with the Company's refinancing of its long-term debt from an extraordinary loss to other expense in the accompanying consolidated statement of operations. Of this amount, $14.6 million related to our repurchase and redemption of the entire outstanding balance of $200 million principal amount of our 9% Senior Subordinated Notes. The remaining $5.9 million related to the repurchase and redemption of our $100 million principal amount of 8⅝% Senior Subordinated Notes. This loss consisted of the premium paid on the repurchase and redemption of the notes, the non-cash charge to write-off the balance of the related debt issuance costs, the remaining unamortized discount on the notes and other direct costs. The applicable net income tax effect was insignificant.

Note 22—Income Taxes

A significant portion of our operations are located in The Bahamas where there are no income taxes. In 2003, 2002 and 2001, the income tax provisions relating to U.S. and other non-Bahamian operations were as follows:

	For the Year Ended December 31,		
	2003	2002	2001
Current:			
Federal	$ 7,917	$ 5,939	$ 3,502
State	3,393	2,341	1,462
Foreign	584	—	—
	11,894	8,280	4,964
Deferred:			
Federal	(11,732)	(8,184)	(3,874)
	$ 162	$ 96	$ 1,090

The effective tax rate on income varies from the statutory U.S. federal tax rate as a result of the following factors:

	For the Year Ended December 31,		
	2003	2002	2001
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Non-U.S.-source income	(25.4)	(37.0)	(29.2)
State tax cost	4.7	5.8	—
NOLs, extraordinary item and temporary differences for which a valuation allowance has been provided	—	12.8	—
Reduction of valuation allowance relating to prior years' operating loss utilized	(16.4)	(20.4)	(14.5)
Branch profit taxes and other taxes on U.S. services	—	—	8.8
Other	2.3	4.0	3.2
Effective tax rate	0.2%	0.2%	3.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Note 22—Income Taxes (Continued)

The components of the deferred tax assets and liabilities were as follows:

	December 31, 2003	December 31, 2002
Non-current deferred tax liabilities:		
Basis differences on property and equipment	$ —	$ (561)
Total deferred tax liabilities	—	(561)
Non-current deferred tax assets:		
NOL carryforwards	183,629	223,709
Basis differences on property and equipment	527	—
Basis differences on land held for investment, development or resale	3,961	4,104
Book reserves not yet deductible for tax return purposes	2,954	1,898
Tax credit carryforwards	3,216	2,677
Other	4,998	3,786
Total deferred tax assets	199,285	236,174
Valuation allowance for deferred tax assets	(188,812)	(229,494)
Deferred tax assets, net of valuation allowance	10,473	6,680
Non-current net deferred tax assets	$ 10,473	$ 6,119

Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance during 2003, 2002 and 2001 which resulted in a reduction to our provision for income taxes.

For federal income tax purposes, Kerzner International North America, Inc. ("KINA"), one of our wholly-owned subsidiaries, had net operating loss ("NOL") carryforwards of approximately $524.7 million at December 31, 2003, of which $247.2 million are unrestricted as to use. However, due to the change of ownership of KINA in 1996, $277.5 million of these NOL carryforwards (the "Pre-Change NOLs") are limited in their availability to offset our future taxable income. As a result of these limitations, approximately $11.3 million of Pre-Change NOLs will become available for use each year through the year 2008, with an additional $7.7 million becoming available in 2009. The remaining Pre-Change NOLs are expected to expire unutilized, including the $61.0 million of Pre-Change NOLS that expired in 2003.

Our restricted NOL carryforwards expire as follows: $36.6 million in 2005, $23.5 million in 2006, and $3.9 million in 2007. Our unrestricted NOLs expire as follows: $26.7 million in 2007, $56.5 million in 2008, $8.0 million in 2011, $57.0 million in 2012, $32.4 million in 2019, $17.7 million in 2020 and $48.9 million in 2021.

Note 23—Commitments and Contingencies

Lease Obligations

We lease office space in numerous locations throughout the United States and Europe for sales and marketing, public relations, tour operations and travel reservation services and other administrative services. These offices support our operations in The Bahamas. In addition, we have obligations under certain operating leases related to equipment acquired for our operations in The Bahamas.

Future minimum lease obligations under various non-cancelable operating leases with terms in excess of one year at December 31, 2003 are as follows (in thousands of US dollars):

Year Ending December 31,	
2004	$ 2,413
2005	1,912
2006	2,324
2007	1,819
2008	1,748
Thereafter	18,058
	$28,274

Casino License

The operations of casinos in The Bahamas are subject to regulatory controls. The operator must obtain a casino license and the license must be periodically renewed and is subject to revocation at any time.

Heads of Agreement

We have an agreement with the Bahamian government, which we refer to as the Heads of Agreement, that governs our gaming taxes and fees in The Bahamas and provides us with certain tax incentives to encourage us to further expand Atlantis, Paradise Island. On May 26, 2003, we restated the Heads of Agreement in anticipation of the Atlantis, Paradise Island Phase III expansion as previously discussed in Note 1—Organization and Basis of Presentation. The restated Heads of Agreement for the year ended December 31, 2003 maintains the basic casino tax and fee structure, which was effective for the years ended December 31, 2002 and 2001. Under this basic casino tax and fee structure we paid an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino win tax of $4.3 million on all gaming win up to $20.0 million, a 12.5% win tax on gaming win between $20.0 million and $120.0 million and a 10% gaming tax on all gaming win in excess of $120.0 million. The Company is entitled to a $5.0 million reduction to the annual casino license fees and a 45% credit against all win tax on gaming win between $20.0 million and $120.0 million. The casino win tax and annual license fee is included in gaming costs and expenses in the accompanying consolidated statements of operations and was $11.5 million, $12.2 million and $10.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

In order to secure the tax incentives described in the preceding paragraph, we are obligated to commence construction on aspects of Phase III-A by December 31, 2003 and commence construction on the balance of Phase III-A by June 30, 2004. In the event that we do not proceed with Phase III-B, there will be a proportionate scaling back of the casino fee and tax incentives.

As we commenced construction of Phase III-A by December 31, 2003 the basic tax and fee structure was amended so that all gaming win in excess of $20.0 million is subject to win tax of 10% and is effective for a period of 20 years after the earlier of the completion of the Phase III Expansion or December 31, 2007. In addition, the 45% credit against all win tax shall become 50% against all win tax on gaming win over $20.0 million. However, the 50% credit will not apply to gaming win in excess of $175 million in any year through 2010 and $200 million in each succeeding year. These credits also apply from the commencement of construction of Phase III-A in 2003, and shall extend for a period of 11 years from the Relevant Date, as defined.

The restated Heads of Agreement also provides for an extension of our joint marketing agreement with the Bahamian government pursuant to which the Bahamian government agreed to match our contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media to promote the destination and our Paradise Island properties, including the Phase III expansion. This joint marketing agreement will expire on December 31, 2007.

The Heads of Agreement also required that Sun International Investment Limited ("SIIL") control a majority of our board of directors until June 30, 2004. As part of the restructuring of SIIL, we entered into a governance agreement with the shareholders of SIIL that, among other things, required us to submit to our shareholders an amendment to our articles of association that would set the term of our existing directors to expire at our annual general meeting in 2004. At our annual shareholders meeting in September 2001, the amendment to our articles of association was adopted and our existing directors were elected to terms expiring in 2004.

Guarantees

As of December 31, 2003, the Company had executed various guarantees. As discussed in Note 3— Summary of Significant Accounting Policies, the Company has adopted the disclosure provisions of FIN 45 and has adopted the recognition and measurement provisions for any guarantees entered into or modifications to existing guarantees after December 31, 2002. With respect to the Company's existing guarantee related to the One&Only Palmilla Resort, the fair value of $2.8 million has been estimated and recorded as of December 31, 2003 for our $46.5 million guarantee entered into after December 31, 2002 with the One&Only Palmilla Resort as discussed below. The fair value of the guarantee is included in other long-term liabilities in the accompanying consolidated 2003 balance sheet.

In connection with the One&Only Palmilla Resort operating agreement, we agreed that in the event that the One&Only Palmilla Resort obtained third-party debt financing for its planned redevelopment, we would guarantee certain amounts of such financing. The purpose of these guarantees was to assist the One&Only Palmilla Resort in obtaining financing for its redevelopment on commercially reasonable terms. On August 1, 2003, the One&Only Palmilla Resort secured a senior credit facility (the "Senior Credit Facility") in the amount of $88.5 million, of which Kerzner has guaranteed $46.5 million. In 2003, we have recorded the fair value of these guarantees in accordance with the provisions of FIN 45. We have agreed to provide these guarantees for a period ending no later than the later of (i) the date of repayment at maturity of the underlying obligations or (ii) three years from the date of the guarantee. As of December 31, 2003, amounts outstanding under the Senior Credit Facility totaled $86.4 million. In addition, to the extent that One&Only Palmilla incurs expenditures that we approve in excess of budgeted amounts and for which it is otherwise unable to obtain third-party financing, we have agreed to make unsecured subordinated loans to the One&Only Palmilla resort in the amount of such expenditures.

In connection with our purchase of a 25% initial equity interest in the One&Only Kanuhura, we were required to guarantee certain of its obligations, totaling $10.7 million to its other shareholders.

We are not obligated under these guarantees unless the property's senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until Kanuhura repays certain senior debt owed to us. As of December 31, 2003, the amount of senior debt owed to us was $3.6 million, excluding accrued interest. Our obligations under these guarantees expire when the underlying obligations are repaid. Upon our having to satisfy these guarantees, we shall be deemed to have made a loan to the One&Only Kanuhura on the same terms of the underlying note that was satisfied.

Commitment with Reethi Rah Resort Pvt. Ltd.

On December 4, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd and various other financial institutions (the "Senior Lenders"). The agreement obligates Kerzner to make completion loans (in an amount not to exceed $35.0 million) and operating loans (in an amount not to exceed $3.0 million per year, for a four-year period). The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The purpose of the operating loans is to provide working capital on a standby basis to the new resort once it has opened. Among other conditions, Kerzner is not obligated to make any completion loan after the resort has opened or until Reethi Rah Resort Pvt Ltd has borrowed a minimum of $20.0 million from the Senior Lenders. Kerzner is not obligated to make any operating loans unless, among other conditions, the resort has opened for business to the general public. Once made, both the completion loans and the operating loans will be subordinated to all other loans made to the borrower by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property. As of December 31, 2003 the Company had $15.4 million of completion loans outstanding, excluding accrued interest, to the resort.

As a condition to entering into the senior subordinated credit agreement, we obtained a personal guarantee from Mohamed Adil, an indirect holder of the majority of outstanding shares in Reethi Rah Resort Pvt Ltd., pursuant to which Mr. Adil unconditionally guaranteed all of the payment and performance obligations of Reethi Rah Resort Pvt Ltd. to Kerzner under the senior subordinated credit agreement and certain other agreements relating to the resort. Reethi Rah Resort Pvt Ltd. also granted us a security interest in substantially all of the assets that will comprise the new resort, including a long-term lease that Reethi Rah Resort Pvt Ltd. has obtained from the government of the Maldives.

Atlantis, The Palm Commitment

In September 2003, we entered into agreements to form a joint venture with Nakheel LLC, a government-owned entity ("Nakheel"), in Dubai to develop Atlantis, The Palm. The first phase of the project will include a resort and an extensive water theme park situated on beachfront property. Atlantis, The Palm will be located on The Palm, Jumeirah, a land reclamation project in Dubai. We and Nakheel have each agreed to invest $60 million in the form of equity financing to the project, with the balance of the financing, which may include an equity component, expected to be raised at the project level. As part of the transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

Executive and Employee Bonus Plans

In 1998, we created a bonus plan for certain of our executives that was payable based upon the attainment of specified earnings per share. A portion of the bonus was payable in ordinary shares that vested over a three-year period. The compensation expense related to the 1998 bonus plan amounted to $0, $0 and $0.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. During

the year ended December 31, 2002, 32,000 shares of restricted stock were exercised. The bonus plan in effect for the years 2001 through 2002 does not provide for the issuance of Ordinary Shares.

Effective for the years 2003, 2002 and 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of earnings or earnings per share, and such bonuses are calculated as a percentage of each individual's salary. Such percentage is based on, among other things, each employee's level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 80% of the respective employee's base salary. Bonuses ranging from 4% to 54% were granted in 2003 to our officers and employees. The compensation expense related to this bonus plan amounted to $13.8 million, $17.0 million and $3.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Litigation, Claims and Assessments

The Company is involved in certain litigation and claims incidental to its business. The Company does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying consolidated financial statements.

Note 24—Segment Information

SFAS No. 131 "Disclosures about Segments of an Enterprise Related Information" requires the disclosure of information regarding our operations based upon how management makes operating decisions and assesses the performance of such segments and certain information about geographic areas. We develop and operate premier resort casinos and other properties throughout the world and manage our business in three segments: Destination Resorts, Gaming and One&Only. Our Destination Resorts segment is currently our largest and most important segment from both a gross revenue and net income perspective. Management previously viewed the Company as operating solely in one business segment—the resort and casino business—which was conducted in various geographical areas. However, in 2003, as our businesses grew and evolved, management began to view the Company as operating in three distinct segments.

Our Destination Resorts segment includes our flagship mega-resort property, Atlantis, Paradise Island, our tour operator which supports Atlantis, Paradise Island, PIV, Inc., and our 50% investment in Harborside at Atlantis. In addition, management expects that our future growth will further define and reinforce these segments. Accordingly, commencing with our 2003 consolidated financial statements, we will report our business in three segments: the Destination Resorts segment, the Gaming segment, and the One&Only segment. In addition, once we begin development and finalize a joint venture with Nakheel LLC, an entity owned by the government of Dubai, the Destination Resorts segment will include Atlantis, The Palm, which is expected to include a resort and an extensive water theme park located on the Palm, Jumeirah, a land reclamation project in Dubai, United Arab Emirates. The Gaming segment consists of relinquishment and development fee income from Mohegan Sun in Uncasville, Connecticut, Resorts Atlantic City (which we owned until April 25, 2001) and the costs associated with the potential development of a casino complex located in the greater London area and Northampton. The One&Only segment is comprised of our luxury resort hotel businesses which consist of premier properties that primarily operate in the five-star deluxe end of the resort market. The One&Only segment includes the One&Only Ocean Club located on Paradise Island, The Bahamas, and resorts located in Mauritius, the Maldives, Mexico and Dubai. We have also entered into agreements to develop and manage a second property in the Maldives, a property on the Victoria & Alfred Waterfront in Cape Town, South Africa and a property in Havana, Cuba, all of which will be operated under the One&Only brand. As each segment operates in various geographic areas, they are delineated within the tables that follow.

We evaluate the performance of our segments based on their respective revenues generated after direct operating costs, and depreciation and amortization attributable to each segment which we refer to as their contribution to net income. Corporate expenses, interest income and expense, income taxes and other income and expenses are not allocated to the segments but are separately evaluated. The accounting policies of these reportable segments are the same as those disclosed in Note 3—Summary of Significant Accounting Policies.

Note 24—Segment Information (Continued)

The following tables are an analysis of net revenues, contribution to consolidated net income and total assets, depreciation and amortization of goodwill and capital additions by segment:

Net Revenues

	For The Year Ended December 31,		
	2003	2002	2001
Destination Resorts:			
Atlantis, Paradise Island(1)			
Hotel and other	$350,115	$347,707	$325,692
Insurance recovery	2,819	1,100	2,000
Casino	138,587	129,916	116,490
	491,521	478,723	444,182
Tour operations	28,875	29,026	26,091
Gross revenues	520,396	507,749	470,273
Less: promotional allowances	(23,579)	(22,210)	(22,778)
	496,817	485,539	447,495
Gaming:			
Connecticut(2)	1,755	1,326	2,873
United Kingdom	—	—	—
New Jersey(3)			
Casino	—	—	72,417
Hotel and other	—	—	12,496
Gross Revenue	—	—	87,786
Less: promotional allowances	—	—	(17,995)
	1,755	1,326	69,791
One&Only:			
Ocean Club	34,186	31,200	26,165
Other resorts(4)	11,575	8,817	8,003
	45,761	40,017	34,168
Real estate related—Ocean Club Estates	—	—	9,771
Other segments	16,999	16,480	14,211
Net revenues	$561,332	$543,362	$575,436

(1) Consists of revenues from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and marketing fee income from our 50% owned timeshare, Harborside at Atlantis.

(2) Consists of development and other fees related to the Mohegan Sun, a casino and entertainment complex.

(3) Consists of revenue from Resorts, Atlantic City. The Company sold RIH on April 25, 2001 and accordingly, excluded the results of operations of Resorts, Atlantic City subsequent to that date.

(4) Consists of management and development fees from the Company's One&Only resort businesses located in Mauritius, Mexico, Dubai and the Maldives.

KERZNER INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 24—Segment Information (Continued)

Contribution to Net Income

	For The Year Ended December 31,		
	2003	2002	2001
Destination Resorts:			
Atlantis, Paradise Island(1)	$93,788	$77,514	$66,050
Gaming:			
Connecticut(2)	35,715	31,367	27,136
United Kingdom	(329)	—	—
New Jersey(3)	—	—	7,595
	35,386	31,367	34,731
One&Only:			
Ocean Club	4,720	3,999	1,447
Other resorts(4)			
Management, development and other fees	10,292	8,817	8,003
Direct expenses	(12,187)	(8,061)	(1,944)
Equity in earnings (losses) of associated companies	(2,565)	934	2,588
	260	5,689	10,094
General corporate	(33,928)	(26,119)	(20,848)
Restructuring (costs) reversal	—	1,000	(5,732)
Real estate related—Ocean Club Estates	—	—	6,906
Gain on net assets held for sale	—	—	2,232
Interest income	3,394	3,419	5,301
Interest expense, net of capitalization	(29,264)	(39,104)	(60,375)
Gain on settlement of territorial and other disputes	1,479	14,459	—
Loss on early extinguishment of debt, net of income tax effect	—	(20,525)	—
Other, net	(686)	60	—
Provision for income taxes	(162)	(96)	(1,090)
Income (loss) from discontinued operations, net of income tax	1,305	(8,061)	(4,608)
Net income	$71,572	$39,603	$32,661

(1) Consists of earnings before interest and taxes from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and marketing fee income and equity in earnings (losses) from our 50% owned timeshare, Harborside at Atlantis.

(2) Consists of relinquishment fees—equity earnings in TCA, development and other fees related to the Mohegan Sun, a casino and entertainment complex.

(3) Consists of the results of operations of Resorts Atlantic City. The Company sold RIH on April 25, 2001 and accordingly, excluded the results of operations of Resorts Atlantic City subsequent to that date.

(4) Consists of management, development and other fees and equity in earnings (losses) in associated companies from the Company's One&Only resort businesses located in Mauritius, Mexico, Dubai and the Maldives.

Note 24—Segment Information (Continued)

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

	As of December 31, 2003	Year Ended December 31, 2003	
	Total Assets	Depreciation and Amortization	Capital Additions
Destination Resorts:			
Atlantis, Paradise Island(1)	$1,129,988	$50,996	$46,707
Gaming:			
Connecticut(3)	14,654	—	—
United Kingdom	1,748	1	2,276
	16,402	1	2,276
One&Only:			
One&Only Ocean Club	63,009	3,678	802
One&Only Other Resorts(2)	81,077	247	476
	144,086	3,925	1,278
General Corporate	165,452	860	588
	$1,455,928	$55,782	$50,849

	As of December 31, 2002	Year Ended December 31, 2002	
	Total Assets	Depreciation and Amortization	Capital Additions
Destination Resorts:			
Atlantis, Paradise Island(1)	$1,093,203	$50,709	$37,729
Gaming:			
Connecticut(3)	15,398	—	—
United Kingdom	—	—	—
One&Only:			
One&Only Ocean Club	66,158	3,951	596
One&Only Other Resorts(2)	69,902	69	721
	136,060	4,020	1,317
General Corporate	150,378	757	478
	$1,395,039	$55,486	$39,524

	Year Ended December 31, 2001	
	Depreciation and Amortization	Capital Additions
Destination Resorts:		
Atlantis, Paradise Island	$46,477	$54,003
Gaming:		
Connecticut	—	—
United Kingdom	—	—
One&Only:		
One&Only Ocean Club	3,602	11,879
One&Only Other Resorts	83	29
	3,685	11,908
General Corporate	848	1,679
	$51,010	$67,590

Note 24—Segment Information (Continued)

(1) Includes assets from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and the Company's investment in Harborside at Atlantis.

(2) Includes our investments in associated companies related to the Company's One&Only resort businesses located in Mauritius, Mexico and the Maldives.

(3) Includes our 50% investment in TCA.

Note 25—Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

We used the following methods and assumptions in estimating fair value disclosures for financial instruments: (a) cash and cash equivalents, receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: the amounts reported in the accompanying consolidated balance sheets approximate fair value due to the nature and short-term maturities of such assets and liabilities; (b) fixed-rate debt: fixed rate debt is valued based upon published market quotations, as applicable (the fair value of our fixed rate debt at December 31, 2003 was approximately $443.9 million as compared to its carrying value of $417.1 million and the fair value of our fixed rate debt at December 31, 2002 was approximately $421.8 million as compared to its carrying value of $425.3 million); (c) swap agreements: the fair value of our swap agreements was determined from the representations of financial institutions. The fair value of our swap agreements at December 31, 2003 and 2002 equal their carrying value of $11.8 million and $19.6 million, respectively, and are included in deferred charges and other assets in the accompanying consolidated balance sheets.

Note 26—Supplemental Condensed Consolidating Financial Information

Our 8⅞% Senior Subordinated Notes were co-issued by the Company and one of its wholly owned subsidiaries, KINA. The 8⅞% Senior Subordinated Notes are guaranteed by substantially all of our wholly owned subsidiaries (the "Subsidiary Guarantors") and are jointly and severally irrevocably and unconditionally guaranteed. Separate financial statements of the Subsidiary Guarantors are not presented because we have determined that they would not be material to investors. The following supplemental financial information sets forth condensed consolidating balance sheets, statements of operations and statements of cash flows for each of the co-issuers of the 8⅞% Senior Subordinated Notes, Kerzner and KINA, and, on a combined basis, for the Subsidiary Guarantors. Kerzner's non-guarantor subsidiaries are minor and, therefore, are not separately presented.

Kerzner International Limited

(In thousands of US dollars)

Note 26—Supplemental Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Balance Sheet at December 31, 2003

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 143	$ 17,026	$ 39,207	$ 3,856	$ 60,232
Restricted cash	—	—	1,445	—	1,445
Trade receivables, net	61	69	38,084	183	38,397
Due from affiliates	259,366	21,923	(265,790)	(1,550)	13,949
Inventories	—	—	10,418	—	10,418
Prepaid expenses and other assets	125	657	20,881	(6,303)	15,360
Total current assets	259,695	39,675	(155,755)	(3,814)	139,801
Property and equipment, net	—	52,862	1,077,231	23,911	1,154,004
Due from affiliates—non-current	19,889	200,000	(185,047)	—	34,842
Deferred tax asset, net	—	10,473	—	—	10,473
Deferred charges and other assets, net	10,971	9,643	13,042	—	33,656
Investment in subsidiaries	566,984	10	—	(566,994)	—
Investment in associated companies	1,864	—	87,534	(6,246)	83,152
Total assets	$859,403	$312,663	$ 837,005	$(553,143)	$1,455,928
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current maturities of long-term debt	$ —	$ —	$ 304	$ —	$ 304
Accounts payable and accrued liabilities	7,974	22,603	144,130	(2,474)	172,233
Capital creditors	—	—	4,639	—	4,639
Total current liabilities	7,974	22,603	149,073	(2,474)	177,176
Deferred revenue	—	—	14,652	—	14,652
Other long-term liabilities	—	4,561	2,729	—	7,290
Long-term debt, net of current maturities	11,839	405,251	130	—	417,220
Total liabilities	19,813	432,415	166,584	(2,474)	616,338
Shareholders' equity	839,590	(119,752)	670,421	(550,669)	839,590
Total liabilities and shareholders' equity	$859,403	$312,663	$ 837,005	$(553,143)	$1,455,928

Kerzner International Limited
(In thousands of US dollars)

Note 26—Supplemental Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Balance Sheet at December 31, 2002

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 1,398	$ 2,996	$ 26,475	$ 3,143	$ 34,012
Restricted cash	—	—	4,842	—	4,842
Trade receivables, net	61	1,186	42,024	(157)	43,114
Due from affiliates	239,820	40,071	(258,878)	—	21,013
Inventories	—	—	8,969	—	8,969
Prepaid expenses and other assets	57	73	14,182	—	14,312
Total current assets	241,336	44,326	(162,386)	2,986	126,262
Property and equipment, net	—	53,925	1,034,539	23,911	1,112,375
Notes receivable	13,600	—	120	—	13,720
Due from affiliates — non-current	4,925	200,000	(180,546)	—	24,379
Deferred tax asset, net	—	6,119	—	—	6,119
Deferred charges and other assets, net	19,574	8,614	8,110	—	36,298
Investment in subsidiaries	494,756	10	—	(494,766)	—
Investment in associated companies	2,393	—	80,518	(7,025)	75,886
Total assets	$776,584	$312,994	$ 780,355	$(474,894)	$1,395,039
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current maturities of long-term debt	$ —	$ 19	$ 256	$ —	$ 275
Accounts payable and accrued liabilities	27,989	20,246	94,503	2,986	145,724
Capital creditors	—	—	1,538	—	1,538
Total current liabilities	27,989	20,265	96,297	2,986	147,537
Deferred revenue	—	—	18,028	—	18,028
Other long-term liabilities	—	148	2,549	—	2,697
Long-term debt, net of current maturities	19,574	405,726	72,456	—	497,756
Total liabilities	47,563	426,139	189,330	2,986	666,018
Shareholders' equity	729,021	(113,145)	591,025	(477,880)	729,021
Total liabilities and shareholders' equity	$776,584	$312,994	$ 780,355	$(474,894)	$1,395,039

Kerzner International Limited
(In thousands of US dollars)

Note 26—Supplemental Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2003

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ —	$ —	$525,773	$ (4,732)	$521,041
Less: promotional allowances	—	—	(23,579)	—	(23,579)
	—	—	502,194	(4,732)	497,462
Tour operations	—	—	40,790	—	40,790
TCA development and other fees	—	—	1,755	—	1,755
Management and other fees	—	17,558	(4,136)	—	13,422
Insurance recovery	—	—	2,819	—	2,819
Other	—	1,816	3,268	—	5,084
Affiliated sales	—	—	10,143	(10,143)	—
	—	19,374	556,833	(14,875)	561,332
Equity in subsidiaries earnings	71,362	—	—	(71,362)	—
Expenses:					
Casino and resort expenses	—	(6)	284,622	(13,261)	271,355
Tour operations	—	—	35,420	(14)	35,406
Selling, general and administrative	(275)	1,184	102,471	(2,543)	100,837
Management fee	1,400	—	(1,400)	—	—
Corporate expenses	5,401	11,034	19,882	943	37,260
Gain on replacement of damaged assets	—	—	(2,514)	—	(2,514)
Depreciation and amortization	—	49	55,733	—	55,782
	6,526	12,261	494,214	(14,875)	498,126
Relinquishment fees—equity earnings in TCA	—	—	33,960	—	33,960
Income (loss) from operations	64,836	7,113	96,579	(71,362)	97,166
Other income (expenses):					
Interest income	1,793	175	1,426	—	3,394
Interest expense, net of capitalization	9,103	(36,009)	(2,358)	—	(29,264)
Affiliated interest income	(9,103)	18,278	(1)	(9,174)	—
Affiliated interest expense	—	—	(9,174)	9,174	—
Equity in losses of associated companies	(51)	—	(269)	—	(320)
Gain on settlement of territorial and other disputes	1,479	—	—	—	1,479
Other, net	(775)	104	(15)	—	(686)
Income (loss) from continuing operations before income taxes and minority interest	67,282	(10,339)	86,188	(71,362)	71,769
Benefit (provision) for income taxes	—	3,732	(3,894)	—	(162)
Minority interest	—	—	(1,340)	—	(1,340)
Income (loss) from continuing operations	67,282	(6,607)	80,954	(71,362)	70,267
Income (loss) from discontinued operations, net of income tax effect	4,290	—	(2,985)	—	1,305
Net income (loss)	$71,572	$(6,607)	$ 77,969	$(71,362)	$ 71,572

Kerzner International Limited
(In thousands of US dollars)

Note 26—Supplemental Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2002

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ —	$ —	$512,025	$ (4,781)	$507,244
Less: promotional allowances	—	—	(22,210)	—	(22,210)
	—	—	489,815	(4,781)	485,034
Tour operations	—	—	41,063	—	41,063
TCA development and other fees	—	—	1,326	—	1,326
Management and other fees	—	16,801	(6,405)	—	10,396
Insurance recovery	—	—	1,100	—	1,100
Other	—	1,280	3,163	—	4,443
Affiliated sales	—	—	10,339	(10,339)	—
	—	18,081	540,401	(15,120)	543,362
Equity in subsidiaries earnings	39,262	—	—	(39,262)	—
Expenses:					
Casino and resort expenses	—	—	279,646	(12,843)	266,803
Tour operations	—	—	36,772	(5)	36,767
Selling, general and administrative	2,361	1,297	90,074	(2,272)	91,460
Management fee	1,100	—	(1,100)	—	—
Corporate expenses	5,771	9,095	14,361	—	29,227
Depreciation and amortization	—	75	55,411	—	55,486
Restructuring reversal	—	—	(1,000)	—	(1,000)
	9,232	10,467	474,164	(15,120)	478,743
Relinquishment fees—equity earnings in TCA	—	—	30,041	—	30,041
Income (loss) from operations	30,030	7,614	96,278	(39,262)	94,660
Other income (expenses):					
Interest income	1,474	704	1,241	—	3,419
Interest expense, net of capitalization	(846)	(36,638)	(1,620)	—	(39,104)
Affiliated interest income	1,046	18,249	—	(19,295)	—
Affiliated interest expense	—	—	(19,295)	19,295	—
Equity in losses of associated companies	(658)	—	(4,551)	—	(5,209)
Gain on settlement of territorial and other disputes	14,459	—	—	—	14,459
Loss on early extinguishment of debt	(5,901)	(14,624)	—	—	(20,525)
Other, net	—	(158)	218	—	60
Income (loss) from continuing operations before income taxes	39,604	(24,853)	72,271	(39,262)	47,760
Benefit (provision) for income taxes	(1)	2,238	(2,333)	—	(96)
Income (loss) from continuing operations	39,603	(22,615)	69,938	(39,262)	47,664
Loss from discontinued operations, net of income tax effect	—	—	(8,061)	—	(8,061)
Net income (loss)	$39,603	$(22,615)	$ 61,877	$(39,262)	$ 39,603

(In thousands of US dollars)

Note 26—Supplemental Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2001

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ —	$ —	$558,141	$ (6,289)	$551,852
Less: promotional allowances	—	—	(40,773)	—	(40,773)
	-	—	517,368	(6,289)	511,079
Tour operations	—	—	36,348	—	36,348
TCA development and other fees	—	—	2,873	—	2,873
Management and other fees	—	15,087	(5,677)	—	9,410
Real estate related	—	—	9,771	—	9,771
Insurance recovery	—	—	2,000	—	2,000
Other	—	893	3,062	—	3,955
Affiliated sales	—	—	9,742	(9,742)	—
	—	15,980	575,487	(16,031)	575,436
Equity in subsidiary earnings	39,636	—	—	(39,636)	—
Expenses:					
Casino and resort expenses	—	664	316,323	(14,377)	302,610
Tour operations	—	—	32,061	(20)	32,041
Selling, general and administrative	—	1,237	89,461	(1,634)	89,064
Management fee	634		(634)	—	—
Real estate related	—	—	2,865	—	2,865
Corporate expenses	3,006	6,716	15,384	—	25,106
Depreciation and amortization	—	124	50,886	—	51,010
Restructuring costs	—	—	5,732	—	5,732
Pre-opening expenses	—	—	2,280	—	2,280
Gain on net assets held for sale	—	—	(2,232)	—	(2,232)
	3,640	8,741	512,126	(16,031)	508,476
Relinquishment fees—equity earnings in TCA	—	—	24,263	—	24,263
Income (loss) from operations	35,996	7,239	87,624	(39,636)	91,223
Other income (expense):					
Interest income	742	4,296	263	—	5,301
Interest expense, net of capitalization	(10,938)	(27,736)	(21,701)	—	(60,375)
Affiliated interest income	7,575	6,931	(1)	(14,505)	—
Affiliated interest expense	—	—	(14,505)	14,505	—
Equity in earnings (losses) of associated companies	(714)	—	2,924	—	2,210
Income (loss) from continuing operations before income taxes	32,661	(9,270)	54,604	(39,636)	38,359
Benefit (provision) for income taxes	—	3,095	(4,185)	—	(1,090)
Income (loss) from continuing operations	32,661	(6,175)	50,419	(39,636)	37,269
Loss on discontinued operations, net of income tax effect	—	—	(4,608)	—	(4,608)
Net income (loss)	$32,661	$(6,175)	$ 45,811	$(39,636)	$ 32,661

Kerzner International Limited

(In thousands of US dollars)

Note 26—Supplemental Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2003

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net cash provided by (used in) continuing operations	$ (17,874)	$(8,776)	$158,080	$ 713	$ 132,143
Cash provided by discontinued operations	—	—	523	—	523
Net cash provided by (used in) operating activities	(17,874)	(8,776)	158,603	713	132,666
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	—	(14)	(50,835)	—	(50,849)
Net proceeds from the sale of other assets	—	848	251	—	1,099
Acquisition of tour operator, net of cash acquired	—	—	1,384	—	1,384
Acquisition of Club Mediterranee (Bahamas) Limited	—	—	(20,049)	—	(20,049)
Deposit and purchase of land and casino license	—	—	(6,147)	—	(6,147)
Proceeds received for repayment of notes receivable	13,339	—	70		13,409
Deposit received	—	—	1,250	—	1,250
Advances to affiliates, net of repayments	(36,782)	21,991	2,738	—	(12,053)
Costs of business acquisitions, management and development agreements	—	—	(2,115)	—	(2,115)
Sale of debt and equity interest in the One&Only Kanuhura	1,464	—	—	—	1,464
Net cash provided by (used in) investing activities	(21,979)	22,825	(73,453)	—	(72,607)
Cash flows from financing activities:					
Proceeds from the exercise of share options	39,007	—	—	—	39,007
Borrowings	—	—	29,600	—	29,600
Cancellation of ordinary shares	(408)	—	—	—	(408)
Debt issuance and modification costs	—	—	(140)	—	(140)
Repayment of borrowings	—	(19)	(101,879)	—	(101,898)
Net cash provided by (used in) financing activities	38,599	(19)	(72,419)	—	(33,839)
Increase (decrease) in cash and cash equivalents	(1,254)	14,030	12,731	713	26,220
Cash and cash equivalents at beginning of period	1,398	2,996	26,475	3,143	34,012
Cash and cash equivalents at end of period	$ 144	$17,026	$ 39,206	$ 3,856	$ 60,232

Kerzner International Limited
(In thousands of US dollars)
Note 26—Supplemental Condensed Consolidating Financial Information (Continued)
Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2002

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net cash provided by (used in) continuing operations	$ 9,314	$ (7,332)	$ 135,088	$(2,181)	$ 134,889
Cash used in discontinued operations	—	—	(7,619)	—	(7,619)
Net cash provided by (used in) operating activities	9,314	(7,332)	127,469	(2,181)	127,270
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	—	(14)	(39,510)	—	(39,524)
Net proceeds from sale of other assets	—	—	126	—	126
Purchase of notes receivable	(13,704)	—	—	—	(13,704)
Proceeds received for repayment of notes receivable	—	18,018	—	—	18,018
Deposit received	4,500	—	—	—	4,500
Advances to affiliates, net of repayments	87,021	(1,389)	(85,890)	—	(258)
Acquisition of equity interest in associated company	—	—	(40,812)	—	(40,812)
Deferred contract acquisition costs	—	—	(214)	—	(214)
Other	—	(158)	(120)	—	(278)
Net cash provided by (used in) investing activities	77,817	16,457	(166,420)	—	(72,146)
Cash flows from financing activities:					
Proceeds from the exercise of share options	14,702	—	—	—	14,702
Proceeds from issuance of debt	—	*206,000*	—	—	*206,000*
Borrowings	—	—	111,000	—	111,000
Cancellation of ordinary shares	(365)	—	—	—	(365)
Debt issuance and modification costs	—	(4,301)	(364)	—	(4,665)
Early redemption of debt	(104,135)	(209,000)	—	—	(313,135)
Repayment of borrowings	—	(70)	(63,213)	—	(63,283)
Net cash provided by (used in) financing activities	(89,798)	(7,371)	47,423	—	(49,746)
Increase (decrease) in cash and cash equivalents	(2,667)	1,754	8,472	(2,181)	5,378
Cash and cash equivalents at beginning of period	4,065	1,242	18,003	5,324	28,634
Cash and cash equivalents at end of period	$ 1,398	$ 2,996	$ 26,475	$ 3,143	$ 34,012

Kerzner International Limited
(In thousands of US dollars)

Note 26—Supplemental Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2001

	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net cash provided by (used in) continuing operations	$ 2,044	$ (7,014)	$ 72,624	$ 34,393	$ 102,047
Cash used in discontinued operations	—	—	(7,379)	—	(7,379)
Net cash provided by (used in) operating activities	2,044	(7,014)	65,245	34,393	94,668
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	—	(400)	(67,190)	—	(67,590)
Net proceeds from the sale of other assets	—	2,196	351	—	2,547
Proceeds received from the sale of Resorts Atlantic City, net	—	120,850	2,664	—	123,514
Proceeds received from repayment of note receivable	12,000	—	—	—	12,000
Advances to affiliates, net of repayments	54,520	(228,352)	179,180	(14,043)	(8,695)
Acquisition of equity interest in associated companies	(3,768)	—	—	—	(3,768)
Other	—	—	(432)	—	(432)
Net cash provided by (used in) investing activities	62,752	(105,706)	114,573	(14,043)	57,576
Cash flows from financing activities:					
Proceeds from the exercise of share options	7,934	—	—	—	7,934
Proceeds from issuance of debt	—	200,000	—	—	200,000
Borrowings	—	—	103,500	—	103,500
Debt issuance and modification costs	(500)	(6,250)	(2,055)	—	(8,805)
Repayment of borrowings	(68,270)	(79,063)	(301,403)	—	(448,736)
Net cash used in financing activities	(60,836)	114,687	(199,958)	—	(146,107)
Increase (decrease) in cash and cash equivalents	3,960	1,967	(20,140)	20,350	6,137
Cash and cash equivalents at beginning of period	105	(725)	38,143	(15,026)	22,497
Cash and cash equivalents at end of period	$ 4,065	$ 1,242	$ 18,003	$ 5,324	$ 28,634

Note 27—Subsequent Event

Wembley Investment

On March 10, 2004, we announced that we entered into a joint venture, BLB Investors, L.L.C. ("BLB"), with an affiliate of Starwood Capital Group Global, L.L.C. ("Starwood") and an affiliate of Waterford Group, L.L.C. ("Waterford") for the purpose of acquiring an interest in Wembley plc ("Wembley"), which owns gaming and track operations in the United States and race tracks in the United Kingdom. Wembley's United States operations include its flagship property, Lincoln Park in Rhode Island, where it owns a greyhound racetrack.

BLB, which is 25% owned by us, 25% owned by Waterford, and 50% owned by Starwood, acquired on March 10, 2004 from funds managed by Active Value Fund Managers Limited ("Active Value") 2,811,108 shares of Wembley's issued share capital. Our proportionate share of this investment was approximately $10.2 million. BLB also entered into other arrangements with Active Value on March 10th and March 18th relating to the purchase of Active Value's remaining 4,921,392 shares of Wembley's issued share capital, which could increase its total holdings in Wembley up to approximately 22% (subject in all cases to necessary notifications and filings and waiting periods expiring under the Hart-Scott-Rodino Antitrust Improvements Act of 1976).

Exhibit II-2-h

Wembley plc

Annual report and accounts 2003

Wembley plc Annual report and accounts 2003



Wembley plc is a track-
operating in the UK and

based gaming business USA

Wembley's tracks in the UK and USA seek to augment their traditional racing activities with additional forms of gaming wherever possible. The video lottery terminal ("VLT") operation at Lincoln Park in Rhode Island, USA is a hugely successful example of this strategy.

Financial and commercial highlights for 2003

→ Average weekly VLT revenue, the key performance indicator of the Lincoln Park business, increased by around 13% to $5.1m (2002: $4.5m).

→ Legislative changes reduced Lincoln Park's share of VLT revenue from 30.5% to 27% from 1 July 2003.

→ Strengthening of sterling against the US dollar to an average rate of £1:$1.64 (2002: £1:$1.50) adversely impacted 2003 profitability.

→ Adjusted earnings per share at 64.0p in line with 2002.

→ Cash acquisition of Wembley plc by MGM MIRAGE at 750 pence per share recommended by the Wembley Board.

Chairman's statement

Since my appointment as Chairman of Wembley in 1995, following the refinancing of the company, the Board has pursued a clear 3-point strategy to release the inherent value from within Wembley:

1 Maximise operating income;
2 Release cash from under-performing assets; and
3 Determine a way forward for the core businesses to secure future growth.

The sale of under-performing assets was completed by the beginning of 2003 following the disposals of Wembley Stadium in 1999 for £106m and the remaining land at Wembley in 2002 for £48.6m. The cash released from these disposals allowed Wembley to return £118m to shareholders through a programme of share buy-backs that resulted in the purchase and cancellation of around 40% of its issued share capital.

Wembley has emerged as a focused gaming group, operating in the UK and in Rhode Island and Colorado in the US. Operating profit (excluding exceptional items) has improved during this period from £19.7m in 1995 to £35.3m in 2003 and Wembley's principal asset, Lincoln Park in Rhode Island, is now recognised as arguably the best performing venue of its type in the US. Since 1995, shareholders have received dividends totalling 69 pence per share and have benefited from substantial share price growth.

With in excess of 90% of profits now being generated by Lincoln Park, the Board, in determining the way forward for Wembley, faced the issue of a heavy concentration of the earnings stream being generated in one location. As this business is also highly dependent upon political and regulatory influences, the risk profile is high. This concentration of risk has led, inter alia, to a low rating of Wembley's shares on the London Stock Market compared to its more diversified UK and US peer group. In order to solve this rating deficiency, the Board had the choice between two competing strategies:

1 Expand the business beyond Lincoln Park by acquiring additional gaming operations; or
2 Sell the existing businesses at a premium.

The first option would have required us to buy gaming operations in direct competition with the larger US operators. The Board believed that the second option would result in shareholder value being maximised. As a result, in 2003 we began exploratory discussions regarding a possible sale of all or part of the Wembley Group. This process was temporarily hindered by the announcement in September 2003 that, following an investigation by a Federal Grand Jury in Rhode Island, an indictment had been issued against Lincoln Park Inc. and two Wembley executives.

The discussions subsequently resumed, culminating in the announcement on 27 January 2004 that the Board had reached agreement with MGM MIRAGE ("MGM") of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with the acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon that company (now capped at $8m, following agreement to this effect with the US Attorney), together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within that company would be returned to shareholders. On announcement, shareholders representing 52% of Wembley's issued share capital had indicated to MGM that they intended to vote in favour of the proposal. The price of 750 pence per share represents both a premium of 42.2% over the closing mid-market price of 527.5 pence per share on 19 November 2003, the day prior to Wembley's announcement that it had received approaches to acquire some or all of its assets, and share price growth of 275% since May 1995, compared to a rise in the FTSE Leisure Index over the same period of 46%. The Board believes that this is a good exit price for Wembley's shareholders. It is an acquisition that the Board believes provides the best opportunity for shareholders to realise their investments in cash and at a significant premium to the previously prevailing share price. An analysis of the events in 2003 will help to illustrate some of the reasons behind the Board's thinking in recommending the MGM acquisition.

The Group experienced a difficult 12 months, particularly as a result of the indictment in Rhode Island. In addition, legislative changes considerably reduced Lincoln Park's share of revenue from its video lottery terminal ("VLT") operation and a proposal to introduce VLTs into Wembley's Colorado racetracks was rejected by voters. These setbacks were only partially offset by Lincoln Park being granted permission, in January 2003, to install a further 1,300 VLTs. These new VLTs have the capability to yield significant long-term value, subject to the ability to construct a new building in which to house them.

The indictment issued against Lincoln Park and two Wembley executives follows a Federal Grand Jury investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleges that this constituted a conspiracy to influence improperly the actions of public officials. The implications of a criminal conviction for the Lincoln Park business, in the absence of a reorganisation along the lines of that envisaged in the proposed sale to MGM, are potentially serious. However, the Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. The indicted executives, who have both stood down from their executive duties, have the full support of Wembley and the allegations will be vigorously defended at trial. In January 2004, agreement was reached with the US Attorney that both allowed the ring-fencing of the Lincoln Park indictment and capped the maximum liability at $8m. This amount has been transferred into an escrow account. A date for the trial has yet to be announced. The costs incurred in 2003 in relation to the indictment were £1.4m and have been expensed as an exceptional item.

Authorisation for a further 1,300 VLTs at Lincoln Park was received from the Rhode Island Lottery Commission in January 2003, bringing the total number permitted to 3,000. Of the new VLTs, 572 were installed during the first half of the year, augmenting the existing 1,700. The implementation of the balance, and in particular, the location of all 3,000 VLTs in an optimal ground-floor location, is dependent on the construction of a new building at the Lincoln Park site. Construction is in turn dependent upon Lincoln Park securing a long-term revenue sharing agreement with the State. This agreement is essential, given that unexpected legislative changes reduced Lincoln Park's share of VLT revenue from 30.5% to 27% with effect from 1 July 2003, following a reduction from 31% in July 2002. In order to commit the required investment and thereby maximise revenue, it is imperative that assurance over future levels of revenue share is received.

In a November 2003 referendum, Colorado voters rejected a proposal to introduce VLTs into Colorado's racetracks. Wembley's Colorado operation supported the proposal because it believed that the proposal had a reasonable chance of success and, if passed, would have been of great benefit to Wembley, as it owns four out of the five racetracks in the State.

Operating profit (from continuing operations before exceptional charges) of £35.3m was £4.0m lower than in 2002 (£39.3m) caused, in particular, by the strengthening of sterling against the US dollar to an average rate of £1:$1.64 (2002: £1:$1.50). This adversely affected profit in the period by around £3.2m. Sterling has continued to strengthen against the US dollar to a current level of around £1:$1.87.

Revenues generated within the US gaming division remained strong, due primarily to the VLT operation at Lincoln Park. The average weekly VLT revenue, which is the key performance indicator of this business, increased by around 13% to $5.1m (2002: $4.5m). The additional 572 VLTs introduced during the first half of 2003 were largely responsible for this growth. However, the benefit of this increase in revenue was offset by the reduction in Lincoln Park's share of it.

The UK gaming division had a difficult year, particularly at its two London tracks. At Wimbledon, operational changes made mid-way through the year improved its performance in the second half. Following a review, the Board decided to dispose of the loss-making Catford track and operations there were ended in November 2003. Discussions with a potential acquirer of the site are progressing.

Following the announcement of the recommended cash acquisition of Wembley plc by MGM, no final dividend will be paid.

Business in 2004 has started well. The average weekly VLT revenue at Lincoln Park for the first seven weeks has increased by around 11% to $5.1m (2003: $4.6m). A new record of $6.2m was established in the week of the New Year's Day public holiday. With the introduction of a further 220 VLTs into the existing building during the first quarter of 2004, further revenue growth should be deliverable over the coming months.

I would like to take this opportunity, on behalf of the Board, to thank the employees of Wembley for their continued efforts during what has been a very challenging year for the Group. Assuming that shareholders vote in favour of the acquisition by MGM and the necessary regulatory approvals are received, I am confident that Wembley's three businesses and their employees will be in good hands as part of the MGM group.

Claes Hultman
Chairman and Chief Executive




E L O
R T U N




JOY YOUR DAY AT

Wembley p...

Review of operations → US gaming

The US gaming division comprises operations in Rhode Island and Colorado. Lincoln Park in Rhode Island is the major business through its operation of video lottery terminals ("VLTs"). In January 2003, approval was received for Lincoln Park to increase the number of VLTs that it operates from 1,700 to 3,000. Throughout most of 2003, Lincoln Park operated 2,272 VLTs. Lincoln Park also stages live greyhound racing at its track and provides wagering opportunities on televised greyhound and horse racing. The Colorado business owns and operates three greyhound-racing tracks and one horse-racing track, together with an off-track betting operation.

Operating profit from the US gaming division in 2003 was marginally down at $56.3m (2002: $56.9m). However, as a result of an adverse impact of approximately £3.2m arising from the strengthening of sterling against the US dollar to an average rate of £1:$1.64 (2002: £1:$1.50), sterling denominated profits were 9.2% lower at £34.4m (2002: £37.9m).

Rhode Island:
The VLT operation at Lincoln Park in Rhode Island is the principal contributor of profits to the US gaming division. In 2003, dollar denominated profits were slightly below those in 2002, despite the generation of record VLT revenues. This was principally due to legislative changes that reduced Lincoln Park's share of VLT revenue to 30.5% in the first half (2002: 31.0%) and 27.0% in the second half (2002: 30.5%) for an average share of 28.75% (average for 2002: 30.75%). Assuming no further legislative changes, the average for 2004 will be 27.0%.

In January 2003, the Rhode Island Lottery Commission granted Lincoln Park permission to install an additional 1,300 VLTs, bringing the total number permitted at Lincoln Park to 3,000. Given the space limitations in the existing building, 460 of the additional VLTs were installed on the second floor in March 2003, with a further 112 incorporated onto the ground floor during May 2003 in space created by the relocation of some pari-mutuel activities.

Historically, VLTs on upper floors have performed significantly less well than those located on the ground floor. As a result, management has sought to increase footfall to the second floor gaming areas by locating the more popular games there, through the

The addition of a further 572 VLTs into Lincoln Park during 2003 brought the total number operational throughout most of the year to 2,272. Another 220 VLTs are expected to be implemented during the first quarter of 2004, bringing the total to 2,492 out of the total permitted number of 3,000.



The 572 VLTs implemented during 2003 helped increase average weekly VLT revenue to $5.1m from an average of $4.5m in 2002.

$5.1m
+13%

construction of an adjacent bar and dining area and by hosting live comedy shows, karaoke and televised live boxing events. This strategy has proved successful, as the revenue generated by the second floor VLTs has exceeded expectations. The VLTs on the second floor generated net terminal income ("NTI") of around $200 per day, compared to previously experienced levels of around $100 per day. The NTI of VLTs on the ground floor was in the region of $350. There has been some movement of revenue from the ground floor VLTs to those on the second floor, as the NTI of the ground floor VLTs immediately before the introduction of the new VLTs was around $380. Therefore, not all of the NTI for the second floor machines is incremental revenue. Overall, the net effect of the new machines has been to add revenue at a level of around 30% of that generated by the original 1,700 VLTs on the ground floor. The movement of some revenue from the ground floor creates an opportunity to continue to grow revenue in this optimal area.

The impact of the additional VLTs on overall NTI was to reduce it in 2003 to an average of $337 per day (based on a weighted average number of VLTs of 2,160), compared to $377 per day in 2002 (based on a weighted average of 1,700 VLTs) *(Graph 1)*. As mentioned, immediately before the introduction of the new machines, NTI on the 1,700 machines had risen to around $380 per day. This demonstrates the potential for further revenue growth, although, to a large extent, this is dependent upon the construction of a new building in order to bring the VLTs down from the upper floor to a preferred ground floor location.

The growth in the average weekly VLT revenue in 2003 continues the pattern of revenue growth achieved over recent years. The average weekly VLT revenue in 2003 was $5.1m, compared to $4.5m in 2002, representing growth of around 13% *(Graph 2)*. Whilst the increased supply of VLTs during the year is a key factor behind this growth, the marketing programme at Lincoln Park has also contributed significantly. The less busy midweek days present a major opportunity for growth as the business usually operates at close to full capacity during the weekend. Two initiatives, scan card promotions, through the Diamond Club, and bus tours, also enabled double-digit increases to be achieved in average daily VLT revenue on these midweek days. The Diamond Club is Lincoln Park's customer loyalty programme and operates through the mail-out of scan cards that can be redeemed for free cash on predetermined days at Lincoln Park. Bus tours, where management arranges transportation for groups to visit Lincoln Park, were also used extensively to boost midweek business, with 159 tours in 2003 compared to 80 in 2002. As well as being successful in increasing VLT revenues, the bus tours have also contributed to an increase in revenues from onsite catering.

The average weekly VLT revenue by quarter since 2000 illustrates the consistent growth delivered and also the established trading pattern of a quieter fourth quarter *(Graph 3)*. The figure of $5.2m in the second quarter of 2003 includes one week in which a new record of $5.7m was achieved. This record was set in the week ended 31 May 2003, which included Memorial Day, a US public holiday. This record was subsequently beaten in the week ended 3 January 2004 when revenue of $6.2m was achieved; this week included the New Year's Day public holiday.

Graph 1
Average daily net terminal income (and average number of VLTs)



$
377
337
323
305
290
260
(1,200)
(1,276)
(1,604)
(1,700)
(1,700)
(2,160)
1998
1999
2000
2001
2002
2003

Graph 2
Average weekly VLT revenue (and average number of VLTs)



$'m
5.1
4.5
3.8
3.2
2.7
2.2
(1,200)
(1,276)
(1,604)
(1,700)
(1,700)
(2,160)
1998
1999
2000
2001
2002
2003

The average revenue for the first seven weeks of 2004 of $5.1m is around 11% greater than the $4.6m achieved in the corresponding period of 2003. This is due primarily to the additional 572 VLTs compared to the same period in 2003, although the result in 2004 has, to some extent, been adversely impacted by severe cold weather. A further boost will be obtained with the introduction of a further 220 VLTs during the first quarter of 2004, although the majority of these additional VLTs will be located on the second floor.

Legislative changes, introduced through the State of Rhode Island's budget setting process, resulted in Lincoln Park's share of VLT revenue being reduced to 27% from 1 July 2003. As part of this process, Lincoln Park sought to secure a long-term revenue sharing agreement with the State of Rhode Island, thereby establishing Lincoln Park's share of VLT revenues in order that the business can plan for the future and, in particular, commence construction of a new building to house all of the 1,300 additional VLTs in an optimal ground floor location. A proposed ten-year deal, with Lincoln Park receiving 27% throughout that period, was passed by the Senate, but did not get through the House of Representatives principally due to lack of legislative time. Such an agreement remains a key objective for the business in order to allow construction of the new building to commence. Only when this is achieved will the VLT revenue levels from all 3,000 VLTs be maximised.

No new competitive threats emerged during the year in the neighbouring States or from within Rhode Island itself. In Massachusetts, a proposal to allow slot machines at the State's four racetracks was deferred and may be considered again in 2004. The most immediate threat to the business is the possibility of approval for a casino in Rhode Island. A State sponsored Gaming Commission, established to study the impact of a casino in Rhode Island, published its findings in Spring 2003. This Commission recommended that a public referendum be held to allow the residents of Rhode Island to vote on whether to allow such a casino in the State. Such a referendum could be held in November 2004. Lincoln Park will actively campaign to ensure that, if a casino operation is allowed into Rhode Island, then it will have to pay a comparable proportion of revenues to the State of Rhode Island. For revenues generated at Lincoln Park, this rate is currently around 60%, which is likely to be unattractive to a casino operator.

The small losses generated by the racing operation at Lincoln Park increased due to an increase in the cost of broadcasting live horse-racing pictures for simulcast betting and the suspension during April 2003 of live greyhound racing at Lincoln Park following an outbreak of kennel cough.

Graph 3
Average weekly VLT revenue by quarter
$'m


Number of VLTs at end of quarter:
1,699
1,700
2,169
2,272
3.1
3.3
3.4
3.2
3.7
3.7
4.0
4.0
4.4
4.6
4.6
4.4
4.8
5.2
5.2
4.9
5.1
2000
2001
2002
2003
2004
* Represents the average for the first seven weeks of 2004

Colorado:

The Colorado racetracks increased profits slightly compared to 2003, despite a reduction in betting revenue and a legislative change that increased the cost of running live races. This positive result was achieved through a reduction in the number of, expensive to stage, live races and by management continuing to achieve operating cost efficiencies.

In line with the trend experienced over the past few years, betting revenue declined by around 8% (2002: 9% down on 2001). This is a general industry trend, although it was exacerbated by management's decision to reduce the number of live races held at the Colorado racetracks. During 2003, the number of high-cost live racing performances reduced to 331, compared to 457 in 2002. They were replaced with more profitable simulcast racing product. Whilst this has resulted in a reduction in betting revenue, the shift from live racing to simulcast racing increased the overall profitability of the operation. This shift also accords with the changing preference of customers in Colorado and was facilitated by the introduction for the first time in 2003 of out-of-state greyhound signals, thereby increasing the availability of simulcast product in Colorado.

Management continued to target the cost base of the businesses, through rigorous spending control policies and by the more efficient utilisation of labour across the tracks, for example, through the introduction of "touch totes" – automated betting ticket issuing machines.

There was an increase in outside events held at the tracks during 2003, such as weddings, trade shows, business meetings and parties. In May 2003, the outsourced food and beverage concessions businesses at two of the tracks were brought in-house. This has increased the quality of catering offered at these tracks and is expected to increase profitability in 2004.

In November 2003, in a Statewide referendum held in Colorado, voters rejected the proposal known as Amendment 33 that would have commenced a State-run video lottery programme at Colorado's racetracks. Wembley's Colorado operation supported the proposal because it believed that it had a reasonable chance of success and, if passed, would have been of great benefit, being the owner of four out of the five racetracks in the State. Whilst the defeat of the amendment was unwelcome, in the end it was not altogether surprising given both the concerted opposition to the amendment, funded by casino interests operating in the State, and a reduction in support following the issue of the indictment in Rhode Island in September. Costs of £4.3m were incurred in the pursuit of this referendum and these have been expensed as an exceptional item. A strategic review is currently in progress to determine the most appropriate future strategy for the Colorado racetracks in light of this result.

Management in Colorado continued to focus on the control of operational costs. The number of, expensive to stage, live greyhound races held at the Colorado tracks was reduced from 457 in 2002 to 331 and replaced with more cost-effective simulcast (televised) racing.











Review of operations → UK gaming

The UK gaming division comprises six greyhound tracks located in Manchester (Belle Vue), Birmingham (Hall Green and Perry Barr), Oxford, London (Wimbledon) and Portsmouth, making Wembley the UK's leading owner/operator of greyhound tracks. Operations at a seventh track in Catford in London ceased in November 2003.

The UK gaming division had a poor year, achieving an operating profit of £3.6m, which is approximately £0.9m (20.0%) below that achieved in 2002. The principal causes of this reduction were the disappointing performances of the two London tracks and increases in insurance costs and pension contributions.

In line with other UK leisure operators, the UK gaming division experienced challenging trading conditions during 2003. Following a reasonably buoyant start to the year, the traditional seasonal uplift in trading in the spring did not materialise. This situation continued into the summer and it was not until the autumn period that trading levels reached expectations. The final two months of the year were strong with excellent bookings at track restaurants and executive boxes over the Christmas season. The adverse trading conditions appeared most pronounced at the two London tracks, Catford and Wimbledon, with the other tracks impacted to a much lesser extent.

Profits at the Wimbledon track were significantly below those of prior years due to lower attendances and spend levels. Corporate bookings, in particular, were noticeably down on 2002 levels. At Wimbledon, management decided, on a trial basis, to continue into the first half of 2003, the four nights per week operating schedule that had been successfully introduced to provide for the strong Christmas demand in 2002. This additional weekly race meeting did not prove profitable, introducing additional costs. In May, Wimbledon reverted to the traditional three nights per week format, stepping back up to four nights for the busy Christmas period. In addition, staffing levels were reduced in line with market conditions.

Operations at the loss-making Catford track ceased in November 2003. Management had, for many years, been trying to acquire a parcel of land adjacent to the track in order to redevelop the facilities, thereby transforming the quality of the experience for the race-goer. Towards the end of 2003, it became evident that the additional land was not available at an acceptable price and that the operating losses were increasing to unacceptable levels. The closure of the track is consistent with the division's strategy, as without a major redevelopment, the facilities provided at the track were not of a suitable quality. Following the closure of the track, the profitable BAGS races previously held at the track were transferred to Wimbledon. Costs of closure of around £0.6m have been charged as an exceptional item. Discussions are currently taking place with a purchaser for the site that, it is anticipated, will conclude in the next few months.

The Perry Barr greyhound track in Birmingham was acquired in May 2003. A major expansion of its restaurant facilities will commence in 2004.



Greyhound tracks, as existing gaming centres in exclusively urban locations, have considerable potential to benefit from the anticipated future deregulation of gaming in the UK.

For the year as a whole, attendances, at a little under one million, were approximately 7% lower than in 2002. This is in line with the reduction in attendances for the UK greyhound-racing industry as a whole.

Despite the reduced attendances, the division was successful in continuing to increase the key spend indicators. Average catering spend per head increased by around 6% compared to 2002 and betting spend per head was up marginally on 2002 levels *(Graphs 4 and 5)*. Price rises and enhanced menus offered at all tracks largely drove the catering spend per head increase. In addition, the capital investment in the restaurant and catering facilities within the tracks over recent years played an important role.

In May 2003, the acquisition of the Perry Barr greyhound track in Birmingham was completed at a cost of £4.3m. This acquisition is consistent with the strategy of increasing the number of quality tracks in the portfolio and also forms part of the longer-term strategy of positioning the UK gaming division to take advantage of the anticipated gaming deregulation in the UK. This track is believed to have strong demographics for a casino operation. A £2.2m expansion of the restaurant at the track will commence in 2004, which will increase the dining capacity to around 500 covers and improve the facilities to the standard of our other quality tracks. Located in North Birmingham, the track benefits from a number of shared management functions with Hall Green located in South Birmingham.

In June 2003, the local authority planning committee in Liverpool heard and rejected a planning application for the construction of a new greyhound track in the city. We have charged the costs of the planning application as an exceptional item.

The first draft of the Gambling Bill was published in November 2003 and a Joint Scrutiny Committee was formed from both the House of Lords and the House of Commons. The Scrutiny Committee is scheduled to report back to Government by April 2004. It is expected that a final bill will be presented to Parliament in early 2005. Whilst the principal requirements of the greyhound industry have been incorporated into this first draft, it is still far from certain what the Gambling Bill and deregulation will involve and what the timescale for its implementation will be. However, it is apparent that greyhound tracks, as existing gaming centres in exclusively urban locations, have considerable potential to benefit from deregulation. To this end, preliminary work has commenced to identify which of our tracks have the appropriate demographics for the development of additional gaming facilities.

During the summer, the UK gaming division entered into a new three-year contract with Sky TV for the live televising of 30 greyhound-racing performances per annum. Following this agreement, a new three-year deal was also signed with William Hill for the sponsorship of the Sky televised race meetings. William Hill has also agreed to continue with its sponsorship of the Greyhound Derby and with the provision of limited bookmaking facilities at some of our tracks. Negotiations continue between the UK greyhound racing industry and the UK bookmakers regarding the future mechanism and quantum for bookmaker payments to the greyhound-racing industry.

Graph 4
Average catering spend per head


£
23.4
24.8
24.2
25.1
26.6
1999
2000
2001
2002
2003

Graph 5
Average betting spend per head


£
22.7
23.0
24.2
25.0
25.1
1999
2000
2001
2002
2003

Finance Director's review

Overview

Wembley plc experienced a difficult 12 months in 2003. Nevertheless, the financial position has remained strong.

Operating profit from continuing operations before exceptional items

Operating profit from continuing operations before exceptional items showed a reduction compared to last year. This was principally attributable to two key factors; a reduction in Wembley's share of video lottery terminal ("VLT") revenue within the US gaming division and the appreciation of sterling against the US dollar that reduced the reported sterling value of the US dollar profits.

	2003 £'m	2002 £'m	Change
US gaming	34.6	37.9	(9.2)%
UK gaming	3.6	4.5	(20.0)%
Central management	(2.7)	(3.1)	12.9%
Continuing operations before exceptional items	35.3	39.3	(10.2)%
Exceptional items relating to continuing operations	(8.2)	(0.4)	
Continuing operations	27.1	38.9	
Discontinued operations	—	(1.4)	
Exceptional items relating to discontinued operations	—	(1.6)	
Operating profit	27.1	35.9	

Within the US gaming division, the most significant contributor of profit was, once again, the Lincoln Park VLT operation in Rhode Island, USA. The key performance indicator at Lincoln Park is average weekly VLT revenue, which represents the gross amounts wagered by patrons net of the winnings paid out to them. In 2003, this increased by 13.3% to $5.1m (2002: $4.5m) due largely to an additional 572 VLTs that were introduced during the first half of the year. This increase continues the pattern of double-digit annual growth in this key performance indicator.

	Weighted average number of VLTs	% increase in number of VLTs	Average weekly VLT revenue ($'m)	% increase in VLT revenue
1997	1,200		1.9	
1998	1,200	—	2.2	15.8
1999	1,276	6.3	2.7	22.7
2000	1,604	25.7	3.2	18.5
2001	1,700	6.0	3.8	18.8
2002	1,700	—	4.5	18.4
2003	2,160	27.1	5.1	13.3

Despite the considerable increase in VLT revenue and the close control of operational costs, US dollar denominated operating profit was slightly below that achieved in 2002. This was due to a legislative change, effective from 1 July 2003, that reduced the share of VLT revenue attributable to Lincoln Park itself. The history of the VLT revenue sharing arrangements since the introduction of VLTs at Lincoln Park is shown below.

From:	Sep 1992	July 1993	July 2000	July 2002	July 2003
State of Rhode Island	38.0%	46.0%	51.0%	52.0%	59.1%
Lincoln Park	33.0%	31.0%	31.0%	30.5%	27.0%
VLT/central system suppliers	18.0%	16.0%	11.0%	11.0%	9.5%
Greyhound owners	10.0%	6.0%	6.0%	5.5%	3.4%
Town of Lincoln	1.0%	1.0%	1.0%	1.0%	1.0%

The erosion in Lincoln Park's share of revenue since 1992 clearly demonstrates the need for a long-term agreement in order to permit the business to progress. The profitability of the Lincoln Park operation will only be maximised when all 3,000 authorised VLTs are fully operational in a ground floor location, as VLTs on upper floors are less productive. The significant capital investment required to construct a new building to facilitate this cannot be justified unless the legislative risks in relation to revenue share are removed.

Impact of foreign exchange movements

In both 2002 and 2003, the strengthening of sterling against the US dollar has significantly impacted Wembley's sterling denominated reported results.

	1999	2000	2001	2002	2003
Average rate of £1:$	1.62	1.52	1.44	1.50	1.64
US$'m	35.6	42.3	47.9	56.9	56.3
Change		18.8%	13.2%	18.8%	(1.1)%
UK£'m	22.0	27.9	33.3	37.9	34.4
Change		26.8%	19.4%	13.8%	(9.2)%

The adverse exchange rate trend has continued into 2004, with the rate for the first seven weeks of 2004 averaging £1:$1.84. If this were to continue throughout the year, it would equate to an 11% reduction in the reported profitability of the US gaming division. If applied to the 2003 operating profit before exceptional items, the impact would have been a reduction of around £3.8m.

Wembley's stated policy is not to hedge its foreign earnings.

Exceptional items relating to continuing operations

Exceptional charges relating to the Group's continuing operations in 2003 totalled £8.2m (2002: £0.4m). The principal components were, in Colorado, £4.3m in respect of the VLT enabling initiative and a £1.7m provision for impairment in the value of a fixed asset and, in Rhode Island, costs of £1.4m arising in relation to the indictment issued in September 2003.

In November 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. Costs of approximately £4.3m were incurred in pursuit of this initiative, primarily in relation to advertising. In addition, a provision of £1.7m has been made against the carrying value of one of the non-racing properties in Colorado, writing the carrying value of the property down to its estimated market value.

Costs of £1.4m (2002: £0.4m) arose from the investigation and subsequent indictment in Rhode Island and primarily comprise legal fees. The 2002 expenditure of £0.4m has been disclosed as an exceptional item, having previously been included within the result for the US gaming division.

Costs of £0.8m arose within the UK gaming division and comprise £0.6m of costs arising from the closure of the loss-making Catford greyhound stadium in November 2003 and the costs incurred in pursuing a one-off planning application for the development of a new track in Liverpool.

Sale or termination of continuing businesses

Fees of £0.5m had been incurred in the period to 31 December 2003 in relation to progressing the potential sale of the Wembley Group. These fees were paid to the Group's financial, tax and legal advisers in both the UK and USA and included the development of a scheme to reorganise the Lincoln Park corporate entity and thereby separate the indictment from the remainder of the Group.

Sale or termination of discontinued businesses

A charge of £1.4m (2002: £8.7m) arose in 2003 comprising a loss of £1.1m in relation to the disposal of Corporate Innovations and legal fees of £0.7m incurred in relation to litigation in Hong Kong, partially offset by deferred proceeds of £0.4m received from the sale of Wembley Ticketing in 2002.

In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited to a management buy-out team for £50,000 together with an interest bearing loan note of £1.0m receivable in instalments during 2004 and 2005. A cash facility of £0.15m was also made available for the period through to 1 April 2005. Following a review of the performance of this business in 2003, a provision has been made against both the deferred consideration and the cash facility. In total, a loss of £1.1m has been recorded.

The Hong Kong litigation is a long running dispute arising from the management of the Hong Kong stadium by a Wembley subsidiary company during the mid-1990s. Wembley is defending a claim for breach of contract and is counterclaiming that the contract was unlawfully terminated. The trial concluded in January 2004 and we are awaiting the judge's verdict. In total, costs of £0.7m were incurred in 2003.

Net interest

Net interest receivable of £0.9m (2002: £0.6m) includes £0.8m (2002: £0.4m) from the release of a proportion of the discount recorded in relation to the deferred proceeds receivable from the sale of the Wembley Complex. This discount was recorded in order to bring the deferred amounts back to their estimated present value. A final release of the discount, totalling around £0.4m, will occur in 2004.

Taxation

The tax charge in 2003 of £13.0m (2002: £10.8m) represents an effective rate of 49.8% (2002: 41.3%). These high effective rates arise because of the disallowance, for tax purposes, of a number of exceptional items in both years. However, their impact on the effective rate in 2002 was almost totally mitigated by a tax credit of £4.5m following tax repayments in both the US and UK.

No relief has been taken for the following items in calculating the tax charge in 2003: the costs incurred in relation to the Colorado VLT initiative (£4.3m) and Hong Kong litigation (£0.7m), the loss arising on the sale of The Corporate Innovations Company Limited (£1.1m), a provision for property write down (£1.7m), costs in relation to the proposed sale of Wembley plc (£0.5m) and £0.5m of the closure and aborted planning costs within UK gaming. In addition, the deferred proceeds received from the sale of Wembley International Limited/Wembley Ticketing (£0.4m) are not subject to tax due to brought forward capital losses.

Adjusting for both these above one-off items and adjustments in respect of prior years taxes, the effective rates are 38.9% in 2003 and 40.2% in 2002. The reduction in the adjusted effective tax rate in 2003 is attributable to an increase in the relative contribution of UK taxable profits towards the Group's total taxable earnings. In 2002, the UK contributed a net tax loss and, as such, zero towards total Group taxable earnings.

The adjusted effective rates are in line with those anticipated, given the rates ruling in the respective jurisdictions in which the Group operates:

Rhode Island:	State tax	9%
	Federal tax	35%
Colorado:	State tax	5%*
	Federal tax	35%
UK:	Corporation tax	30%

* not payable due to brought forward losses.

Payments in respect of State tax are allowable deductions in calculating Federal tax payments.

Dividends and earnings per share

No final dividend will be paid for 2003 (2002: 12.0p per share) in light of the proposed acquisition of Wembley by MGM MIRAGE, as announced in January 2004. An interim dividend of 6.5p (2002: 6.0p) was paid on 19 September 2003.

Earnings per share in 2003 were 37.9p (2002: 42.7p). However, both years' figures are distorted by a number of one-off items which, when eliminated, give rise to adjusted earnings per share figures of 64.0p in both 2003 and 2002.

	2003 Pence	2002 Pence
Basic earnings per share	37.9	42.7
Adjustments in respect of:		
Sale or termination of continuing operations	1.5	–
Exceptional items relating to continuing operations	23.7	1.1
Tax on certain exceptional items relating to continuing operations	(1.9)	(0.5)
Sale or termination of discontinued operations	4.0	24.2
Provision for loss on sale of discontinued operations	–	4.7
Exceptional items relating to discontinued operations	–	4.4
Prior year tax adjustments	(1.2)	(12.6)
Adjusted earnings per share	64.0	64.0

The impact on the 2003 earnings per share figure, relative to the 2002 figure, from the strengthening of sterling against the US dollar was a reduction of approximately 5.1p.

Cash flow

Wembley entered 2003 with net cash of £3.9m and closed the year with net cash of £19.0m. A reconciliation of the principal movements is shown on page 17:

	£m
Opening net cash at 1 January 2003	3.9
Cash from operations	29.3
Capital expenditure	(5.4)
Acquisition of Perry Barr greyhound track	(4.3)
Tax paid	(13.0)
Deferred proceeds on sale of Wembley (London) Limited	15.0
Dividends paid	(6.4)
New shares issued	0.7
Miscellaneous	(0.8)
Closing net cash at 31 December 2003	**19.0**

The cash generated from operations is net of £4.3m incurred in respect of the Colorado VLT initiative and legal fees of £1.4m paid in relation to the Rhode Island investigation and subsequent indictment.

On 1 December 2003, a net £15.0m was received, representing the second instalment due to Wembley arising from the sale of the Wembley Complex in August 2002, when Wembley (London) Limited was sold for £48.6m in cash. £16.0m was received on completion. The balance was receivable in instalments of £18.6m in December 2003 and £14.0m in December 2004. The two deferred payments were to be reduced by intercompany balances owing by Wembley of £3.6m and £0.2m respectively. An intercompany balance of £0.5m payable to Wembley is due to be received in June 2004.

Balance sheet

The Group had net assets at 31 December 2003 of £188.0m, compared to £189.0m at the beginning of the year. The table below shows the principal movements:

	£m
At 1 January 2003	189.0
Retained profit for the year	10.8
Exercise of share options	0.7
Exchange differences	(12.5)
At 31 December 2003	**188.0**

Approximately £0.7m was received from the issue of around 185,000 shares following the exercise of options under the Group Sharesave and Senior Executive share option schemes.

The exchange difference of £12.5m arises as a result of the exchange rate moving from £1:$1.61 at 31 December 2002 to £1:$1.79 at 31 December 2003.

Lincoln Park indictment

Both the contingent liability note (Note 25) and the auditors' report to shareholders (page 53) draw attention to the potential implications for Lincoln Park of an adverse outcome at trial. The Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. In addition, if the proposed acquisition of Wembley plc by MGM MIRAGE is completed in the way set out in these Accounts, then the licences that are identified as being vulnerable should a conviction occur will already have been transferred out of the indicted corporate entity. As a consequence, and following the agreement earlier in the year with the US Attorney, the maximum aggregate penalty that could be sought against Lincoln Park is capped at $8m.

Introduction of international financial reporting standards ("IFRS")

The current requirements of IFRS indicate that Wembley's conversion to IFRS will not require significant changes to the Group's information systems or operations. This is due to the relatively simple nature of the Group's corporate structure, operations and financing arrangements.

The International Accounting Standards Board has set a target date of 31 March 2004 for the finalisation of the requirements of IFRS. At this point, Wembley will conduct further detailed evaluation work. Further developments in relation to IFRS and their impact on Wembley will continue to be monitored.

Treasury management

The Group's centralised treasury function operates in accordance with Board approved policies, with specific Board approval required for non-routine transactions. It is the Group's policy neither to enter into speculative transactions nor to trade in financial instruments, particularly the hedging of future US dollar cash flows.

The Group does not currently use any form of derivatives, although the Board monitors this situation. If it were felt that such instruments would benefit the Group, then appropriate actions would be taken.

The key Group policies with respect to managing financial risk are:

Wembley plc vs FTSE Leisure and Hotels Index
to 20 Feb 2004


100%
0%
-50%
2000
2001
2002
2003
2004
100.0%
Wembley
0.0%
FTSE L&H

Liquidity risk

The Group's policy is to ensure that funding is available to meet future projected cash flow requirements. This is achieved by a combination of investing surplus funds on short-term deposits (ranging from one week to a maximum of three months) and utilising the Group's committed banking facilities. The Group has a five-year unsecured credit facility of £40m with Barclays Bank plc, with a margin of LIBOR plus 0.6%. This credit facility expires in January 2007. In addition, an annually renewed overdraft facility of £5m (2002: £5m) is also in place with Barclays Bank plc.

Interest rate/credit risk

It is the Group's policy to ensure that competitive interest rates are received on surplus funds whilst maintaining the security of those funds.

Surplus funds are deposited with acceptable borrowers, being defined as banks or building societies with an AA credit rating or higher. The maximum amount deposited with any one financial institution is £10m. Competitive rates of interest are ensured by market testing the rates on offer.

The Group borrows money at floating rates of interest from either the Group's unsecured credit facility or the overdraft facility.

The average rate of interest received on money market deposits in 2003 was 3.69% (2002: 3.70%).

Foreign currency risk

The Group's businesses are located in the UK and US. The majority of profits originate in the US, as do the majority of assets. This results in currency exposures on the translation of US profits, cash and net assets. The results and assets of the Group are therefore sensitive to movements in the UK£:US$ exchange rate.

There are no third-party transactions undertaken by any business unit during the course of its business activities that involve a currency other than its own functional currency.

The Board does not enter into speculative derivative products.

Share price and market capitalisation

Date	Share price pence	No. of shares in issue m	Market capitalisation £m
1 January 2003	702.5	34.5	242
31 December 2003	602.5	34.7	209
20 February 2004	765.0	34.7	265

The highest and lowest share prices during 2003 were £8.10 and £4.15 respectively. The average share price for the year was £6.13. The closing share price on 20 February 2004 was £7.65 per share.

The graph above shows the movement in the Wembley plc share price relative to the FTSE Leisure and Hotels Index since 1 January 2000.

Mark Elliott
Finance Director

Five year summary

Profit and loss account

	1999 £'000	2000 £'000	2001 £'000	2002 £'000	2003 £'000
Turnover:					
Continuing operations	72,014	84,011	101,162	101,127	97,917
Discontinued operations	37,682	31,033	37,239	13,891	–
	109,696	115,044	138,401	115,018	97,917
Operating profit:					
Continuing operations	23,614	29,360	35,089	39,273	35,257
Exceptional items relating to continuing operations	–	–	–	(400)	(8,189)
Operating profit from continuing operations	**23,614**	**29,360**	**35,089**	**38,873**	**27,068**
Operating profit from discontinued operations	1,435	(1,581)	(2,267)	(1,422)	–
Exceptional items relating to discontinued operations	–	–	–	(1,590)	–
Operating profit	**25,049**	**27,779**	**32,822**	**35,861**	**27,068**
Profit on sale of tangible fixed assets	–	1,643	–	–	–
Sale or termination of businesses	–	2,058	–	(10,363)	(1,907)
Share of operating loss in associate	–	(1,029)	–	–	–
Net interest receivable	1,597	1,595	737	613	937
Profit on ordinary activities before taxation	**26,646**	**32,046**	**33,559**	**26,111**	**26,098**
Tax on profit on ordinary activities	(10,232)	(5,328)	(12,070)	(10,781)	(13,001)
Profit for the financial year	**16,414**	**26,718**	**21,489**	**15,330**	**13,097**
Ordinary dividend	(3,844)	(4,369)	(5,546)	(6,211)	(2,263)
Retained profit for year	**12,570**	**22,349**	**15,943**	**9,119**	**10,834**

Key statistics

	1999	2000	2001	2002	2003
Earnings per share (pence)	31.3	61.7	55.8	42.7	37.9
Adjusted earnings per share (pence)	31.3	40.2	54.2	64.0	64.0
Dividend per share (pence)	8.0	11.0	15.0	18.0	6.5
Dividend cover on adjusted earnings (times)	3.9	3.7	3.6	3.6	n/a
Average exchange rate (UK£:US$)	1.62	1.52	1.44	1.50	1.64
Share price:					
High (pence)	393.5	622.0	757.5	837.5	810.0
Low (pence)	305.0	382.5	559.0	605.0	415.0
At 31 December (pence)	382.5	562.5	692.5	702.5	602.5
Number of shares at 31 December ('m)	48.1	40.5	37.1	34.5	34.7
Market capitalisation at 31 December (£'m)	184.0	227.8	257.2	242.2	209.1
Lincoln Park, Rhode Island:					
Weighted average number of VLTs	1,276	1,604	1,700	1,700	2,160
Average weekly VLT drop ($'m)	2.7	3.2	3.8	4.5	5.1
Average % retained by Lincoln Park	31.0	31.0	31.0	30.75	28.75

Where relevant, the results for 2001 have been restated for the impact of the implementation of FRS 19 – Deferred Tax.

Report of the Directors

The Directors of Wembley plc present their Report and the Group Accounts for the year ended 31 December 2003.

Principal activities

The principal activity of the Company and its trading subsidiaries (the Group), both in the UK and USA, is track-based gaming.

Results

The results for the year and the financial position are set out in the Accounts on pages 32 to 52. Comments on the results for the year and on the future outlook are contained within the Chairman's statement, the Review of operations and the Finance Director's review on pages 2, 6 and 14 respectively.

The principal component of Group profit arises from the video lottery terminal operation at Lincoln Park in Rhode Island, USA.

Dividend

Following the announcement of the recommended cash acquisition of Wembley plc by MGM MIRAGE, no final dividend will be paid (2002: 12.0p). An interim dividend of 6.5p per share (2002: 6.0p) was paid on 19 September 2003.

Policy on payment of creditors

The policies adopted by the individual companies within the Group are dictated by the individual markets in which they operate. In general, suppliers to the Group are paid either in accordance with terms agreed in advance or at the end of the month following receipt of the invoice. The Company has no trade creditors.

Substantial share interests

At 20 February 2004, the following substantial interests in the Company's share capital have been notified to the Company in accordance with the Companies Act 1985:

	Number of ordinary shares	%
Active Value Fund Managers	7,732,500	22.20
Schroder Investment Management	4,962,685	14.30
Fidelity Investments	3,618,409	10.43
Morley Fund Management	1,817,650	5.24
Credit Suisse First Boston Equities	1,463,970	4.22
Laing & Cruikshank Investment Management	1,440,000	4.15
Legal and General Investment Management	1,347,396	3.88
UBS Global Asset Management	1,153,687	3.32

Directors

The Director retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association is Peter Harris who, being eligible, offers himself for re-election. All non-executive Board members are considered to be Independent Directors.

Directors' interests

The beneficial interests of the Directors in the shares of the Company and their options over shares in the Company are shown in the Directors' remuneration report on page 27.

Executive Share Option Schemes and Savings Related Share Option Scheme (the Sharesave Scheme)

Two Executive Share Option Schemes exist.

The first Scheme is an Inland Revenue Approved Share Option Scheme. No options were granted and options over 42,019 ordinary shares were exercised during the year; options over 4,878 shares lapsed.

The second Scheme is an Inland Revenue Unapproved Option Scheme under which no options were granted during the year; options over 86,380 ordinary shares were exercised during the year and options over 35,906 shares lapsed.

Under the Sharesave Scheme, options over 38,811 shares were granted during the year, options over 56,535 shares were exercised and options over 67,519 shares lapsed.

Directors' remuneration report

The Directors' remuneration report is on pages 22 to 27 inclusive. Shareholders will be asked to vote on the report.

Employment policy

The promotion of equal opportunities in employment for all staff, including disabled persons, is a fundamental policy of the Group. All operating companies in the Group are required to develop and implement employment practices that do not discriminate in terms of race, religion, colour, ethnic or national origins, age, sex, sexual orientation or marital status.

Employees' involvement in the performance of the business is encouraged, with staff kept regularly informed through team briefings, staff bulletins and other informal means. Training is given to managers and supervisors in skills and attitudes necessary for good communications and involvement of staff.

Power to allot ordinary shares

It is proposed to seek renewal of the authority for the Directors to allot ordinary shares for a period expiring on the earlier of the next Annual General Meeting and 15 months from the date of the resolution being passed.

The £12,776,331 nominal amount of relevant securities to which this authority relates, represents approximately one-third of the issued ordinary share capital of the Company at

the date of this Report together with £1,207,977 to cover shares under option. The Directors do not presently have any intention of exercising this authority.

The Directors are seeking shareholders' approval to renew the resolution to disapply the statutory pre-emption rights in connection with the issue of ordinary shares by way of rights, subject to the right of the Directors to take such actions as they deem necessary, where difficulties arise in offering shares to shareholders resident outside the United Kingdom or where fractional entitlements arise.

Approval is also being sought to disapply the statutory pre-emption rights in relation to allotments of ordinary shares for cash up to an aggregate nominal value of £867,627 representing 2.5% of the existing issued ordinary share capital.

Authority to purchase own shares

The Directors are seeking authority for the Company to purchase a proportion of its shares, subject to the limits referred to in the Notice of Annual General Meeting. This authority will apply to up to 5,171,054 shares, representing 14.9% of the issued share capital at the date of this Report or an amount of 14.9% of the issued share capital at the date of the Annual General Meeting, whichever is the lower. The Directors require this authority in order to ensure maximum flexibility should they decide to return further cash to shareholders. The purchases will only be made on the London Stock Exchange when, in the opinion of the Directors, they will result in an improvement in earnings per share and are in the interests of shareholders generally. A purchase of 15% or more of the issued share capital would be made by way of a tender (or similar) offer to all shareholders. The Directors do not intend to use any such authority in advance of the proposed acquisition by MGM MIRAGE.

Donations

The Group made UK charitable donations of £18,000 (2002: £12,000) and no political donations.

Auditors

A resolution to reappoint Ernst & Young LLP as the Company's auditors will be put to the forthcoming Annual General Meeting.

By Order of the Board

Diane Bromley
Company Secretary
23 February 2004

Board of Directors



Claes Hultman

Chairman and Chief Executive

Age 57. Claes joined the Board as Chairman in May 1995. In September 2003, he was additionally appointed Chief Executive, at which point he stepped down from membership of the Audit and Remuneration Committees. Claes has executive management experience in a variety of organisations throughout Europe and the USA. From 1991 to 1998, Claes was Chief Executive of Eurotherm plc, a provider of industrial electronics equipment, and from 2001 to 2002 he was Chairman of Keystone Solutions Group plc, a provider of software for professional firms. He is also Chairman of Photothcrapeutics Group Limited and Creandum AB.



Mark Elliott

Finance Director

Age 38. Mark joined the Board as Finance Director in October 1998. He is a chartered accountant who has been with Wembley in a variety of finance roles for almost 14 years. Prior to joining the Board, Mark was Financial Controller, having joined Wembley from Ernst & Young.



Neil Chisman

Non-Executive Director ♦c ♣

Age 56. Neil joined the Board in May 1999. He is a certified accountant and until October 2002 was a member of the Financial Reporting Council. Neil was Finance Director of Stakis plc, the hotel and casino operator, for ten years to 1999 before becoming Group Finance Director and Managing Director of the UK service operations of Thorn Limited, the international electrical appliance rental business, until its sale in December 2000. He is a non-executive Director of ifx Group plc, the financial trading and spread betting provider.



Peter Harris

Non-Executive Director † ♦ ♣c

Age 52. Peter joined the Board in May 1999. He is a chartered accountant who has international experience in a variety of companies. Since January 1999, Peter has been a Group Managing Director of RAC plc (formerly Lex Service plc), the leading automotive services provider, having formerly been its Finance Director.

Nigel Potter

Nigel Potter resigned from the Board on 17 September 2003.

♦ Audit Committee ♣ Remuneration Committee
c Committee Chairman † Senior Independent Director

Advisers

Registered office
Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

Auditors
Ernst & Young LLP
Registered Auditor
1 More London Place
London SE1 2AF

Bankers
Barclays Bank plc
London Corporate Banking
50 Pall Mall
PO Box No 15162
London SW1 1QB

Financial advisers
Hawkpoint Partners
4 Great St Helen's
London EC3A 6HA

Stockbrokers
Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Solicitors
Clifford Chance LLP
10 Upper Bank Street
London E14 5JJ

Lawrence Graham
190 Strand
London WC2R 1JN

Memery Crystal
31 Southampton Row
London WC1B 5HT

Adler, Pollock and Sheehan
2300 Financial Plaza
Providence, RI 02903 2443
USA

Registrars and transfer office
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Directors' remuneration report

The Board is reporting to shareholders in accordance with the Companies Act 1985 (as amended by the Directors' Remuneration Report Regulations 2002).

The Company's policy on executive remuneration and the compensation arrangements for each of the senior executives in the Group, including in particular, the remuneration of the Executive Directors, is supervised by the Remuneration Committee, who make recommendations to the Board. The Remuneration Committee consists solely of non-executive Directors. Members of the Committee are shown on page 21.

In carrying out its responsibilities, the Committee takes advice in respect of the design and implementation of its employee share schemes from the independent remuneration advisers, New Bridge Street Consultants, and, in respect of pensions, from Hewitt, Bacon and Woodrow. The Committee has not formally appointed any remuneration advisers.

Policy on remuneration of Executive Directors and senior executives

Total level of remuneration
The Committee aims to ensure that the remuneration packages offered are both competitive and designed to attract, retain and motivate Executive Directors and senior executives of the right calibre.

Individual components
The Group has in place performance related reward policies in which targets are measurable. These are designed to divide remuneration between a fixed sum and a bonus linked to performance. The bonus is only available when results are better than certain preset targets and in this way, shareholders and executives both participate in the success of the Group.

Potential total earnings, including bonuses, are benchmarked against organisations of similar size and complexity. The policy of the Committee is to set the level of fixed remuneration at the median, subject to experience and past performance. However, the Committee believes that exceptional levels of performance should deliver upper quartile levels of total remuneration. Accordingly, the normal policy is that variable pay accounts for a significant proportion of the total potential remuneration of Executive Directors. Variable pay comprises an annual bonus scheme and a share option scheme under both of which rewards are linked to the achievement of challenging performance targets. Performance criteria for both schemes include sliding scales of reward so that Executive Directors and senior executives are incentivised to perform at the highest level.

On 9 September 2003, BN Potter, Chief Executive of Wembley plc, was indicted by a Federal Grand Jury in Rhode Island, USA, and consequently stood down from his executive duties in order to devote time to the preparation of his defence. Consequently, CA Hultman, who has been non-executive Chairman of Wembley plc since May 1995,

became an Executive Director with his appointment to the role of Chairman and Chief Executive. For the period that CA Hultman performs this role, he receives a fixed sum of £45,000 per month. He receives no other benefits and does not participate in the annual bonus, share option or Group pension schemes.

Details of the Directors' remuneration are set out in the table on page 25. The main components for the other Executive Directors that served during the year are:

i. Basic salary Basic salary for each Executive Director is determined by the Remuneration Committee taking into account both the performance of the individual and external market data from independent sources on the rates of salary for similar positions in comparable companies.

ii. Annual bonus The Executive Directors and senior executives are eligible for annual performance related bonuses that are non-pensionable, on formulae determined in advance of each year by the Remuneration Committee.

For the year ended 31 December 2003, no bonuses were paid to any Executive Director or senior executive within the Group due to the Group not having achieved results in excess of those achieved in 2002.

The 2004 bonus scheme has been established on a similar basis to that applied in 2003. For the Executive Directors, it is based on growth in adjusted earnings per share compared to the adjusted earnings generated in 2003. For senior executives, it is based on growth in individual company profits compared to those generated in 2003. In the event of a sale of the Company, appropriate alternative arrangements will be put in place.

iii. Benefits Car (or cash alternative), pension, life assurance, permanent health insurance and medical cover are available to all senior executives and Executive Directors.

iv. Share options The Company believes that share ownership by Executive Directors and senior executives strengthens the link between their personal interests and those of the shareholders. Grants of options will be phased in over a period at the discretion of the Remuneration Committee. Options granted under the unapproved scheme will be subject to income tax when exercised. Options granted prior to 2000 are not exercisable unless the Group's earnings per share, as determined in consultation with the Company's auditors, over the preceding three-year period as a whole, has grown in excess of the rate of increase in the Retail Price Index ("RPI") over the same period. Options granted in 2000 are not exercisable unless the growth in earnings per share over the same three year period exceeds the rate of increase in the RPI by an average of 3% per annum. Options granted in 2001 and beyond, similarly have an RPI plus 3% test, except in those circumstances where either the total value of all outstanding options granted to an individual exceeds 4x basic salary or the value of options granted to an individual in the year exceeds 1x basic salary. In these two cases, for those options in excess of either the 4x basic salary or 1x basic salary tests, the requirement increases to RPI plus 5%.

The Committee believes that these performance targets are transparent to both the Company and the grantees and are appropriately demanding to incentivise and reward Executive Directors to deliver outstanding sustained returns to shareholders.

Under the rules of the schemes, the remuneration Committee applies an annual limit to the grant of options of up to 2x basic salary or, in exceptional circumstances such as senior executive recruitment, up to 3x basic salary.

The performance targets under the scheme for future option grants have been strengthened so that, if they are not met on the first occasion when an option becomes exercisable, the previous system of rolling retests has been replaced by one whereby they may be retested annually for a further two years only and from a fixed base point. If the performance targets are not met by the end of the fifth year, the option will lapse.

The Committee retains its discretion to vary both the number of options granted, up to the prescribed limits, and the performance targets required, so as to ensure that the targets are appropriately challenging and align the potential rewards to grantees to the returns generated for shareholders. In accordance with the rules of the schemes, the Remuneration Committee intends, in the event of a sale of the Company, to exercise its discretion and reduce the period over which the performance criteria are measured for options granted in 2002 to two years.

v. Fees to non-executive Directors The remuneration of each of the non-executive Directors is determined by the Board and consists of fees only. They do not receive an annual bonus and do not participate in either the share option schemes or the Group pension scheme. In view of the demanding requirements expected of a comparatively small group of non-executive Directors, it is the Company policy to set fees for non-executive Directors at the upper quartile, benchmarked by external market data from a comparator group of companies. Non-executive Directors neither participate nor vote in any discussion relating to their own remuneration.

Service agreements and letters of appointment

The normal policy of the Company is that new executive appointments to the Board will be engaged on a one-year rolling contract.

On 10 September 2003, CA Hultman commenced employment with the Company as Chairman and Chief Executive, for which he has a service agreement with the Company dated 13 October 2003, under which his employment is terminable by either party giving one

month's notice. Before commencing this employment, CA Hultman was non-executive Chairman of the Company under a supply of services agreement with City Reset Limited dated 27 September 1999. This agreement has been suspended for the duration of CA Hultman's employment with the Company and will resume on the termination of his employment. This supply of services agreement expires on 30 September 2005, unless CA Hultman resigns, which will be with immediate effect, or the Company gives twelve months' notice.

The employment of CA Hultman from 10 September 2003 in the combined role of Chairman and Chief Executive was only intended as a short-term solution to the problems caused by the issue of the indictment in Rhode Island. The Wembley Board has always been committed to corporate governance best practice, which would require that the roles of Chairman and Chief Executive be split. It was therefore decided that, in the event that a sale of Wembley plc was not concluded, in the short term, CA Hultman would assume the role of Chief Executive on a permanent basis and a new non-executive Chairman would be sought.

Accordingly, in an agreement dated 17 December 2003, the Company and CA Hultman agreed that, in the event that Wembley appointed a new non-executive Chairman, CA Hultman would be appointed Chief Executive and his terms and conditions of employment as Chief Executive would be amended so as: i) to delete the term within his current service agreement that allows for the resumption of the supply of the services agreement with City Reset Limited in the event of the termination of the service agreement; ii) for the period through to the conclusion of the trial in Rhode Island, his remuneration would be on the same terms as per the current service agreement, namely, a salary of £45,000 per month with no entitlement to any annual bonus, pension, share options or any other employee benefit; iii) at the conclusion of the trial, all of the terms and conditions above will be reviewed, and subject to mutual consent, will be amended to ensure that the structure of the remuneration package is appropriately matched to the ongoing commercial objectives of the role and the general principles of good practice for executive remuneration; and iv) the period of notice under the new agreement would be twelve months' notice by either party.

MJ Elliott is on a rolling one-year contract dated 13 January 1999. The notice period for termination of the service contract is therefore one year, with a formula agreed in which the compensation entitlement on early departure is an amount equivalent to the highest annual remuneration (basic salary and bonus) of the previous three years and a sum to cover one year's benefits. However, in the event of a change of control of the Company, the notice period increases to two years and the compensation entitlement similarly increases to twice the amount payable on early departure.

BN Potter, in a contract dated 30 November 1998, has the same contractual terms as MJ Elliott. This contract continues to remain in force.

Non-executive Directors are appointed for an initial period of three years and further periods of three years by mutual consent. Neil Chisman and Peter Harris have served since May 1999 and their current appointments expire in May 2005.

Pensions (including life assurance)
MJ Elliott is a member of The Wembley 1989 Pension Scheme, although on special terms, based on an accrual rate of 30ths of scheme salary and a retirement age of 60. It is an Inland Revenue approved, final salary, occupational pension scheme. Pensionable salary is the member's basic salary, excluding all bonuses, capped under Inland Revenue rules at £99,000 for 2003/4. Life cover of four times pensionable salary is included. A top-up scheme in respect of MJ Elliott's life assurance is in force as a consequence of his pension being capped under Inland Revenue rules.

In addition, for MJ Elliott, an amount equivalent to 20% of the difference between his salary and the Inland Revenue imposed earnings cap (currently £99,000) was paid as a pension supplement to help mitigate the impact of the earnings cap.

BN Potter participates in The Wembley 1989 Pension Scheme on exactly the same terms as MJ Elliott. An amount equivalent to 50% of the difference between his salary and the Inland Revenue imposed earnings cap was paid as a pension supplement into a Funded Unapproved Retirement Benefit Scheme ("FURBS") to help mitigate the impact of the earnings cap.

Policy on external directorships
The Company recognises that its Executive Directors may be invited to become non-executive Directors of other companies and that this additional experience may benefit both the Company and the individual Directors. Executive Directors are ordinarily therefore permitted to accept one non-executive appointment each, provided it: is not with a competing company; is not likely to lead to any conflict of interest; does not interfere with the abilities of the individual to perform his or her function as an Executive Director of the Company; and can be demonstrated to have benefits for the development of the individual or the Company. The fees payable to an Executive Director by another company, for service as a non-executive Director of that company, are retained by the individual Director.

Upon his appointment to the combined role of Chairman and Chief Executive of Wembley plc, CA Hultman was already Chairman of both Phototherapeutics Group Limited and Creandum AB, receiving and personally retaining fees of £25,000 and SKr250,000 (approximately £19,000) per annum respectively. The Remuneration Committee permitted CA Hultman to retain these existing non-executive roles for the duration of his employment as an Executive Director.

BN Potter was a non-executive Director of Regent Inns plc during the year and retained fees of £16,300 in respect of this appointment through to the date of his resignation as a Director of the Company.

Total shareholder return


£250
£100
£197.64
Wembley
£93.84
FTSE L&H
1998
2002
2003

The graph charts the cumulative shareholder return compared to the FTSE Leisure and Hotels Index.

This index was selected as it is considered to be the most appropriate sector to which to compare the Wembley business.

The following information was subject to audit:

Directors' remuneration

The total remuneration of the Directors, including pension contributions, was as follows:

	2003 £'000	2002 £'000
Executive Directors:		
basic salary	540	412
benefits	35	40
performance related bonus	—	216
Total remuneration	575	668
pension contributions	65	36
pension supplement	82	90
	722	794
Non-executive Directors:		
fees (page 26)	137	160
Total Directors' remuneration	859	954

The components of the remuneration of the Executive Directors holding office during 2003 were as follows:

	Basic salary £'000	Benefits £'000	Performance related bonus £'000	Total remuneration 2003 £'000	Total remuneration 2002 £'000
CA Hultman	168	—	—	168	—
BN Potter	194	15	—	209	392
MJ Elliott	178	20	—	198	276
Total 2003	540	35	—	575	668
Total 2002	412	40	216	668	

Remuneration for CA Hultman represents basic salary from the date of his appointment as an Executive Director on 10 September 2003. Remuneration for BN Potter represents basic salary and benefits received for services performed as an Executive Director until he resigned from the Board on 17 September 2003.

The following table details the pension entitlements of each Executive Director holding office during 2003:

	Accrued annual pension entitlement at age 60 as at 31 December 2003 £000	Increase in accrued pension excluding inflation [illegible] £000	Increase in accrued benefit including inflation £000	Transfer value of increase [illegible] Directors' contributions £000	Transfer value of accrued benefit at 1 January 2003 £000	Transfer value of accrued benefit at 31 December 2003 £000	Increase in transfer value less Directors' contributions £000
BN Potter	37	3	4	42	484	590	101
MJ Elliott	44	3	4	14	262	294	27

Note 1 Directors' pension contributions in 2003 for BN Potter were £3,511 (until 17 September 2003) and for MJ Elliott were £4,928.

Note 2 Once in payment, pensions are guaranteed to rise in line with any increases in the Retail Price Index, subject to a maximum of 5% per annum.

Note 3 In the event of the death of an Executive Director, a pension equal to one-half of the Director's pension will become payable to a surviving spouse.

Note 4 Each Executive Director has a normal retirement age of 60. However, they may, with the consent of both the Company and the Trustees of the pension scheme, retire and draw a pension at any time after reaching the age of 50. Any pension payable would be equal to the accrued pension entitlement, revalued to normal retirement age and reduced by 0.5% for each month of early retirement.

Note 5 Company pension contributions during the period to 17 September 2003 in respect of BN Potter were £82,179. Included within this is an amount of £57,900 in respect of a contribution to his FURBS. The benefit of amounts paid in respect of BN Potter's FURBS is not included within his accrued annual pension entitlement at age 60 shown above.

Company pension contributions during the year in respect of MJ Elliott were £56,594. Included within this is an amount of £15,815 in respect of a salary supplement paid in lieu of an additional pension contribution. This does not affect the accrued annual pension entitlement shown above.

The individual breakdown of fees paid to the non-executive Directors holding office during 2003 was as follows:

	2003 £000	2002 £000
CA Hultman (fees as Chairman) (notes 6, 7 and 8)	62	88
RN Chisman (note 9)	43	31
JA Fooks (note 10)	—	10
PR Harris (note 9)	32	31
	137	160

Note 6 In addition to the above, a monthly allowance of £700 was paid to CA Hultman until his appointment as an Executive Director on 10 September 2003 to cover office expenses.

Note 7 On 10 September 2003, CA Hultman was appointed as an Executive Director of the Company. After that date, no further fees were paid to CA Hultman in respect of his duties as non-executive Chairman.

Note 8 All amounts paid to CA Hultman in his role of non-executive Chairman were paid to his wholly owned services company, City Reset Limited.

Note 9 The fees received by RN Chisman and PR Harris include £3,500 (2002: £3,500) remuneration for their roles as Chairman of the Audit Committee and Remuneration Committee respectively. In addition, RN Chisman received fees of £11,250 in relation to additional services provided during the year.

Note 10 JA Fooks retired from the Board on 9 May 2002.

Directors' share interests

The interests of the Directors at 31 December 2003 in the ordinary share capital of the Company were:

a Ordinary shares (number)	At 23 February 2004	At 31 December 2003	At 31 December 2002
Executive Directors			
CA Hullman	50,000	50,000	50,000
BN Potter *	26,006	26,006	26,006
MJ Elliott	8,000	8,000	8,000
Non-executive Directors			
RN Chisman	26,891	26,891	26,891
PR Harris	10,000	10,000	10,000

Other than the above shareholdings, and the share options and the Sharesave Scheme options below, no Director had any beneficial interest in the shares of the Company or any subsidiary company apart from as a nominee in the share capital of other Group companies.

* BN Potter resigned as a Director on 17 September 2003.

b Share options

The share options granted to Executive Directors and outstanding at the year end were as follows:

	Date first exercisable	Exercise price	At 31 December 2003 (number)	At 31 December 2002 (number)
BN Potter *	29/9/1998	£2.88	76,388	76,388
	15/3/1999	£3.65	44,247	44,247
	27/2/2000	£4.05	75,000	75,000
	2/9/2001	£3.25	75,000	75,000
	17/3/2003	£5.50	36,364	36,364
	2/3/2004	£6.15	35,772	35,772
	5/3/2005	£6.56	35,061	35,061
	19/8/2005	£6.68½	40,389	40,389
			418,221	418,221
MJ Elliott	2/9/2001	£3.25	25,000	25,000
	17/3/2002	£5.50	20,000	20,000
	2/3/2004	£6.15	65,528	45,528
	5/3/2005	£6.56	22,866	22,866
	19/8/2005	£6.68½	26,178	26,178
			139,572	139,572

No options were granted, exercised or lapsed during the year.

Options can be exercised up to seven years after the date first exercisable. The performance conditions attached to the vesting of the options detailed above are outlined on page 23.

The opening and closing share prices during 2003 were £7.02½ and £6.02½ respectively. The highest and lowest share prices during this time were £8.10 and £4.15 respectively.

* BN Potter resigned as a Director on 17 September 2003.

c Sharesave Scheme

On 1 June 2002, MJ Elliott was granted options over 2,713 shares, at a share price of £6.10. These options are exercisable within six months of 1 June 2007. BN Potter also participates in the Group's Sharesave Scheme, under which he has options over 3,402 shares, at a share price of £4.96. These options are exercisable within six months of 1 June 2006.

Approved by the Board of Directors and signed on its behalf by:

PR Harris
Chairman of the Remuneration Committee
23 February 2004

Corporate governance

Statement of Application of Principles
The Group is committed to high standards of corporate governance. The Board is accountable to the shareholders for managing the Group as a whole in such a way that it prospers.

Compliance with the Combined Code provisions
The Group complied with the provisions of the Combined Code, with two exceptions.

On the resignation of BN Potter from the Board of Wembley plc, following his indictment in Rhode Island on 9 September 2003, CA Hultman was appointed to the executive position of Chairman and Chief Executive of Wembley plc. This does not comply with the requirements of the Combined Code, but was regarded by the Board as the most satisfactory short-term solution. As set out on page 24 of the Directors' remuneration report, if the acquisition by MGM MIRAGE does not complete, the Board will seek to rectify this non-compliance through the appointment of a new non-executive Chairman. At such point, CA Hultman will be appointed to the role of Chief Executive. Upon his appointment as an executive director, CA Hultman relinquished his membership of all sub-committees of the Board.

The period of notice for Executive Directors is usually one year, conforming to the Combined Code. For MJ Elliott, in the event of a change of control of the Company, the notice period increases to two years. This is because the Board believes that, in the event of a bid for the Company, the Executive Directors should be in a position to assess the best interests of the shareholders, free from concern about their own financial position. BN Potter's service agreement has remained in place and contains the same terms as for MJ Elliott.

The workings of the Board and its Committees

The Board
The Board is responsible for determining the direction and aims of the Group and for monitoring the effectiveness of the Executive Directors' policies and decisions. The Board manages the Group in the interests of shareholders and it acknowledges its responsibilities to, amongst others, the Group's customers, employees and the environment.

In the period to 9 September 2003, the Board consisted of two Executive Directors and three non-executive Directors. From this date it has consisted of two Executive Directors and two non-executive Directors. The Board meets on a regular basis, approximately every two months and, additionally, whenever required.

The Board receives information in a timely manner in order to enable it to discharge its duties. Management accounts are circulated each month. A report from the Chief Executive is circulated at least every two months, with additional special briefings on non-routine matters.

Certain matters are delegated to Board Committees. These include the Audit and Remuneration Committees that consist solely of independent non-executive Directors. The Nominations Committee met during the year as required. Its composition was dependent upon the appointment under consideration. Formal terms of reference have been adopted.

Appointments to the Board
The Board as a whole is responsible for agreeing to the appointment of its own members upon the recommendation of the Nominations Committee and for nominating them for election by the shareholders.

Remuneration Committee
The Remuneration Committee comprises all the non-executive Directors and determines the remuneration and terms and conditions of employment of the Group's Executive Directors and senior executives. Details of the Group's policies on remuneration are given in the Directors' remuneration report on pages 22 to 24.

Audit Committee
The Audit Committee comprises all the non-executive Directors. It meets at least three times a year and reviews the Annual and Interim Accounts before they are submitted to the Board. The Committee monitors the control systems in force in the Group and the risk associated with any perceived weaknesses in the control environment. During the year, it has received regular reports from both the Group Finance Department and the outsourced internal audit function in the USA on the effectiveness of the Group's internal control systems. The Committee also considers any control issues raised by the external auditors. The Audit Committee, together with the Board, keeps the remit of the internal audit function under review. The Audit Committee meets with the external auditors without the Executive Directors being present for part of every Audit Committee meeting.

Relations with shareholders
Communications with shareholders are given high priority. The Chairman's statement, Review of operations and the Finance Director's review on pages 2, 6 and 14 include a detailed review of the business and its future developments.

Internal controls
The Directors are responsible for internal control in the Group and for reviewing its effectiveness. There is a continuing process in place for identifying, evaluating and managing the significant risks faced by the Group. Procedures have been designed for safeguarding assets against unauthorised use or disposition, for maintaining proper accounting records, and for the reliability of financial information used within the business or for publication. Such procedures are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material error, losses or fraud.

The key procedures established within the Group to provide effective internal control are regularly reviewed by the Board. This is in accordance with the Turnbull Guidance and 'Internal Control Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in

England and Wales. Such procedures have been in place throughout 2003 and up to 23 February 2004, the date of approval of the Annual Report and Accounts. The Group's key internal control procedures include the following:

Control environment
The Board has overall responsibility for the Group. It has implemented an organisation structure with clearly defined lines of responsibility and with authority delegated to appropriate personnel within limits set by the Board or by the Executive Directors under powers delegated by the Board. The Executive Directors, together with the management of principal operating subsidiaries, meet regularly to consider and resolve operational issues.

High quality personnel are an essential part of the control environment. The integrity and competence of employees is ensured through high recruitment standards and subsequent training courses. High ethical standards are maintained through the formal communication of values.

Risk management
The management team of each operating subsidiary has a clear responsibility for identifying risks facing their business and for putting in place procedures to mitigate and monitor risks. Risks are formally assessed during both the annual budget process and as part of the internal controls review, both of which are monitored by the Board.

Control procedures
An extensive system of formal controls exists throughout the Group. In particular, all authority levels are documented and approved by the Executive Directors.

The Group has clearly defined guidelines for capital expenditure and investment approval within a process that ensures that only those investments for which there is a commercial and strategic logic are approved.

There is an annual programme of review of the Group's system of internal controls by the Group Finance Department, sponsored and reviewed by the Board.

Budgetary process and financial reporting
The Group has a comprehensive system of financial reporting and review. Each year, an annual budget, incorporating a four-year plan, is presented by the Executive Directors and approved by the Board. Performance is monitored and relevant action taken throughout the year. Key information on each operating company is provided to the Executive Directors on a weekly basis. Monthly results are reported against budget, together with an analysis of variances and revised forecasts for the remainder of the year.

Directors' review of effectiveness
The Directors, through the Audit Committee, have reviewed the effectiveness of the Group's system of internal controls as they operated during the period 1 January 2003 to 23 February 2004. The key processes in carrying out the review include: a programme of internal audit checks on the US operations conducted by Ernst & Young; a programme of internal audit checks on the UK tracks conducted by an in-house specialist; a regular programme of health and safety and food safety audits of the UK tracks by external specialists; a programme of audits and reviews in the US and UK by members of the Group Finance Department; production and regular updating of risk assessments prepared by chief executives of operating subsidiaries; and presentations by chief executives of operating subsidiaries to the Board.

Directors' responsibilities

The following statement, which should be read in conjunction with the Independent auditors' report set out on page 53, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and the auditors in relation to these Accounts.

Company law requires the Directors to prepare Accounts for each financial year that give a true and fair view of the state of affairs of the Company and Group at the end of the year and of the profit or loss for that period. In preparing those Accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed subject to any material departures disclosed and explained in the Accounts.

The Directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the position of the Company and of the Group and enable them to ensure that the Accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and to detect fraud and other irregularities.

Directors' statement on going concern
After reviewing the Group's budget, and in particular the Group's actual and projected cash flows after providing for capital expenditure, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and, accordingly, adopt a going concern basis in preparing the Accounts.

Social, ethical and environmental responsibility

Wembley has strong corporate values and, therefore, recognises the importance of employing socially responsible practices. In particular, as a business whose core activity involves socially sensitive issues such as gaming and animal racing, Wembley is conscious that its future commercial success and support in communities, political and legislative circles is, in part, dependent on its policies in these areas.

Board responsibility for social, ethical and environmental issues

Wembley operates in three separate legislative jurisdictions: the UK, and in the US in both the State of Rhode Island and the State of Colorado. In each jurisdiction, the nature of legislation and best practice regarding matters of social, ethical and environmental responsibility ("SEER") differs. Our approach on SEER is, therefore, structured to reflect these different environments in which we operate.

The Group Chief Executive is responsible at Board level for identifying SEER areas for which the Group requires each operating company to adopt policies and for ensuring that operating companies establish policies in these areas and that they are adopted and monitored.

During the year, the businesses continued to work on implementing policies and procedures in the following areas of SEER:

- Corporate ethics
- Gaming issues
- Animal welfare
- Health and safety
- The environment
- Community involvement

Corporate ethics

A corporate ethics policy, which addresses the standards of behaviour of employees in relation to areas such as integrity and conflicts of interest, has been implemented throughout the Group. Whistle-blowing policies are likewise in place within each business.

Gaming issues

Wembley focuses on two key gaming issues: ensuring that underage persons do not participate in gaming activities in any of its premises, and the minimisation of problem gambling (or gambling addiction).

At Lincoln Park in Rhode Island, ensuring that under-18s do not gamble at our venue is a specific requirement of our licence to operate VLTs. Likewise, at our Colorado venues, strict rules are in place to manage underage gambling. In each of our US facilities, security guards and cashiers check the ID of anyone who appears to be underage. Clear signage is positioned around the venues and, in Colorado, the Colorado Racing Commission has on-site investigators who work with us to identify and prohibit underage gamblers.

In the UK, while our racetracks legally permit accompanied entry to under-18s, gambling is strictly controlled, with all staff and security ensuring under-18s do not participate.

At Lincoln Park, an internal Problem Gambling Committee has been established that includes senior management and department heads of Lincoln Park as well as a representative from The Rhode Island Council of Problem Gambling – an organisation to which we contribute funding. This committee meets quarterly, develops policy and monitors statistics of registered addicts, for whom we manage a self-exclusion policy. At both Lincoln Park and the Colorado tracks, we produce and circulate educational leaflets and provide appropriate signage and telephone helpline numbers.

In the UK, Wembley was one of the first corporate contributors to the newly formed Gambling Industry Charitable Trust, whose objective is the research, prevention and cure of gambling addiction. We participate in the Government's Gambling Industry Liaison Group to help formulate the guidelines in the proposed Gambling Bill, which will ensure that the Government's crucial concerns on this matter can be successfully adopted.

Animal welfare

Animal welfare is recognised by the Board as important to the Group's continued commercial success.

At Lincoln Park, we provide a home to a greyhound adoption charity. The 'Adopt a Greyhound' programme is a beneficiary of a charitable roadrace organised by Lincoln Park each year and a fundraiser for retired greyhounds is also hosted and supported by the track on an annual basis. In addition, the Rhode Island Greyhound Owners Association conducts spot checks on the conditions for the greyhounds within our kennels.

In Colorado, we use three different organisations to help facilitate the adoption of retired greyhounds: Recycled Racers, Colorado Greyhound Adoption Agency and the Rocky Mountain Greyhound Adoption Agency. At each location, there is a weekly meeting with the Racing Commission to review injury reports and develop corrective action where necessary.

At Arapahoe Park, our horse-racing track in Colorado, a vet is on staff during the live racing season to oversee the health of the horses through daily inspections.

In the UK, we work with the National Greyhound Racing Club and the British Greyhound Racing Board in supporting welfare initiatives, particularly the Retired Greyhound Trust. In addition, local home finding schemes have been set up at all six of our tracks and support is given both financially and in terms of time and resource. We have supported and encouraged additional welfare spending through the British Greyhound Racing Fund. This will take the form of additional funds for research into the racing greyhound, more contributions to the Retired Greyhound Trust and payments to improve racing surfaces and their preparation and kennel facilities at UK greyhound tracks. In 2004, funding in these areas will increase by around 120%.

Health and safety

Our operating licences at each venue are dependent on the outcome of regular health and safety audits satisfactory to the relevant local authorities. Each operating company has its own health and safety policy and each track has a health and safety committee that meets regularly. Health and safety reports are provided to the Group Board at every meeting.

During 2002, the UK gaming business initiated food safety audits and health and safety audits at all of its tracks by two external consultancies on both an unannounced and pre-arranged basis. Repeat audits have been performed during 2003 and improvements continue to be made to our operating standards. Health and safety reviews were also carried out by Wembley personnel as part of the continuous programme of monitoring controls over key risk areas.

Each of the Colorado venues has designated non-smoking areas. A municipal ordinance in Pueblo regulates public no-smoking areas. Likewise, in other local jurisdictions, legislation is monitored to ensure compliance with additional requirements applicable to our facilities. At Lincoln Park, we have recently invested in non-smoking rooms for our patrons.

In the UK, after a full review, we have implemented the first stage of a smoking/air handling strategy. Stage one of this includes a prohibition on members of staff smoking whilst customers are on the premises; a prohibition on customers smoking at any service point; and the use of mechanical extraction/air-conditioning units. We have given consideration to implementing no-smoking areas, but the design of the premises and the high number of customer group admissions makes this impractical.

The environment

Throughout the Group, the main areas on which our business activities can affect the environment and where we therefore pay particular regard are:

- Minimising noise, litter and disturbance to those living near our tracks;
- Suitable disposal of animal waste from our tracks; and
- Conservation of energy and water.

A number of energy saving initiatives were introduced during 2003. At Lincoln Park, these included the replacement of old air-conditioning and air handling units with high efficiency units, the replacement of old, inefficient oil-filled lighting switches by energy efficient switches, and the connection of the majority of the air-conditioning, air handling and heating equipment to a computerised environmental control system to maintain temperature balance. At Arapahoe Park in Colorado, careful monitoring and management has reduced energy usage, and the bulk purchase of energy has reduced costs. It is anticipated that the tangible benefits observed will now be rolled out to the other Colorado venues. In the UK, the track at Belle Vue, Manchester, has had its own well dug to provide the water required to irrigate the racing surface. This has proved a great success, and will be considered elsewhere.

Community involvement

Wembley encourages the involvement of both its operating companies and its staff in voluntary community activities.

At Lincoln Park, we support a number of local and State charitable organisations, for example, through holding fundraisers at the track and food drop-offs to food banks for the needy. In addition, Lincoln Park is currently planning the development of baseball and soccer facilities on land around our track for local use.

The Colorado locations are very active in the community by donating facilities for fire and police training, health fairs, supporting park development, local festivals and humanity events.

In the UK, charity fundraising meetings are held at the tracks, ranging from supporting local youth football teams to Cancer Research. Local Authority tree planting, litter clearing and police liaison all go to assist the local community.

Group profit and loss account For the year ended 31 December 2003

	Note	2003 £'000	2002 £'000
Turnover:			
Continuing operations		97,917	101,127
Discontinued operations		—	13,891
Turnover	1	97,917	115,018
Cost of sales		(51,295)	(58,874)
Gross profit		46,622	56,144
Administrative expenses		(19,554)	(20,283)
Operating profit:			
Continuing operations:			
Continuing operations before exceptional items		35,257	39,273
Exceptional items relating to continuing operations	2	(8,189)	(400)
Continuing operations		27,068	38,873
Discontinued operations:			
Discontinued operations before exceptional items		—	(1,422)
Exceptional item relating to discontinued operations	2	—	(1,590)
Discontinued operations		—	(3,012)
Operating profit	1	27,068	35,861
Non-operating exceptional items:			
Sale or termination of continuing businesses	2	(518)	—
Sale or termination of discontinued businesses	2	(1,389)	(8,685)
Provision for loss on disposal of discontinued business	2	—	(1,678)
Non-operating exceptional items		(1,907)	(10,363)
Interest receivable and similar income		1,057	1,059
Interest payable and similar charges	6	(120)	(446)
Profit on ordinary activities before taxation		26,098	26,111
Tax on profit on ordinary activities	7	(13,001)	(10,781)
Profit for the financial year		13,097	15,330
Ordinary dividend	8	(2,263)	(6,211)
Retained profit for the year		10,834	9,119
Earnings per share	9	37.9p	42.7p
Diluted earnings per share	9	37.7p	42.2p
Adjusted earnings per share	9	64.0p	64.0p
Dividend per share	8	6.5p	18.0p

Balance sheets At 31 December 2003

		Group		Company	
	Note	2003 £'000	2002 £'000	2003 £'000	2002 £'000
Fixed assets					
Intangible assets	11	1,339	552	—	—
Tangible assets	12	162,348	171,275	—	—
Investments	13	—	—	62,560	68,213
		163,687	171,827	62,560	68,213
Current assets					
Debtors: *recoverable within one year*	14	21,541	22,295	41,970	61,167
Debtors: *recoverable after more than one year*	14	—	14,017	—	14,017
Cash at bank and in hand		22,656	5,915	22,349	3,975
		44,197	42,227	64,319	79,159
Creditors: amounts falling due within one year	15	(13,397)	(18,451)	(29,414)	(48,894)
Net current assets		30,800	23,776	34,905	30,265
Total assets less current liabilities		194,487	195,603	97,465	98,478
Provisions for liabilities and charges	19	(6,460)	(6,634)	(801)	(760)
Net assets		188,027	188,969	96,664	97,718
Capital and reserves					
Share capital	20	34,662	34,677	34,662	34,677
Share premium account	21	867	322	867	322
Revaluation reserve	21	61,321	66,192	—	—
Capital redemption reserve	21	1,651	1,651	1,651	1,651
Profit and loss account	21	89,526	86,327	59,484	61,268
Equity shareholders' funds		188,027	188,969	96,664	97,718

Approved by the Board of Directors on 23 February 2004 and signed on its behalf by:

Claes Hultman Chairman and Chief Executive
Mark Elliott Finance Director

Group cash flow statement For the year ended 31 December 2003

	Note	2003 £'000	2002 £'000
Net cash inflow from operating activities	26	29,261	41,435
Returns on investments and servicing of finance	27	60	193
Taxation	27	(12,967)	(11,048)
Capital expenditure and financial investment	27	(5,374)	(7,170)
Acquisitions and disposals	27	10,045	14,411
Equity dividends paid		(6,400)	(5,788)
Net cash inflow before management of liquid resources and financing		14,625	32,033
Management of liquid resources	27	(14,762)	1,843
Financing	27	4,704	(20,685)
Increase in cash		4,567	13,191

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS	Note	2003 £'000	2002 £'000
Increase in cash in the year		4,567	13,191
Cash inflow from increase in loans		(3,974)	—
Cash outflow/(inflow) in respect of short-term deposits		14,762	(1,843)
Movement in net funds resulting from cash flows		15,355	11,348
Foreign exchange translation difference		(216)	(564)
Movement in net funds in the year		15,139	10,784
Opening net funds/(debt) at 1 January		3,889	(6,895)
Closing net funds at 31 December	28	19,028	3,889

Other primary statements For the year ended 31 December 2003

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES	2003 £'000	2002 £'000
Profit for the financial year	13,097	15,330
Exchange differences	(12,506)	(13,853)
Release of tax provision no longer required	—	5,127
Total recognised gains relating to the period	591	6,604
Prior year adjustment relating to deferred tax (note 18)	—	(5,400)
Total recognised gains since the last annual report	591	1,204

A note of historical cost profits and losses has not been provided on the basis that the difference, when compared to the reported result in the profit and loss account, is not material.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS	2003 £'000	2002 £'000
Profit for the financial year	13,097	15,330
Ordinary dividend	(2,263)	(6,211)
Retained profit for the year	10,834	9,119
Issue of shares (share capital plus share premium)	730	1,339
Expenditure in relation to the purchase and cancellation of shares	—	(21,724)
Exchange differences	(12,506)	(13,853)
Release of tax provision no longer required	—	5,127
Goodwill recycled on disposal of subsidiary	—	3,081
Net movement in shareholders' funds	(942)	(17,211)
Shareholders' funds at 1 January	188,969	206,180
Shareholders' funds at 31 December	188,027	188,969

Accounting policies

Basis of preparation

The Accounts have been prepared under the historical cost convention modified to include the revaluation of certain properties and in accordance with applicable accounting standards. The consolidated Accounts comprise the Accounts of the Company and its subsidiary undertakings (the Group) made up to 31 December 2003. A separate profit and loss account, setting out the results of the Company, is not presented because the Company has taken advantage of the dispensation under S230 Companies Act 1985.

Tangible fixed assets

The transitional rules of Financial Reporting Standard 15, 'Tangible Fixed Assets', have been adopted for the Group's operating properties permitting the retention of the carrying values at the previously revalued amounts. These properties will not be subject to further revaluations. The last revaluation took place at 31 December 1998.

All other fixed assets are stated at cost. Impairment tests are carried out as and when required by Financial Reporting Standard 11, 'Impairment of Fixed Assets and Goodwill'.

No depreciation is provided on freehold land. Buildings are depreciated to residual values over a period of 50 years or the estimated useful life of the building, whichever is less.

Other assets are depreciated using rates of 4% to 50% per annum which are considered appropriate to write down the assets to their estimated residual value on a straight line basis over their estimated useful lives.

Investments

Investments in, and loans to, subsidiary undertakings included in the Company balance sheet are stated at cost less any diminution in value.

Leases

Rental payments in respect of operating leases are charged against operating profit as incurred.

Deferred taxation

Full provision is made for deferred tax on all material timing differences that have originated but not reversed at the balance sheet date and that result in an obligation to pay more, or a right to pay less, tax, in the future with the following exceptions:

- Provision is made for tax on gains arising from the revaluation of fixed assets only to the extent that, at the balance sheet date, there is an agreement to dispose of the assets concerned;
- Deferred taxation assets are recognised to the extent that they are regarded as recoverable; and
- Provision is only made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries to the extent that dividends have been accrued as receivable.

Deferred tax is calculated on a non-discounted basis at tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Goodwill

Goodwill represents the excess of purchase consideration for an acquired business over the fair value attributed to its separately identifiable assets and liabilities.

Goodwill is capitalised and amortised over its estimated useful economic life, on an acquisition-by-acquisition basis.

Positive goodwill is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on acquisitions prior to 30 September 1998 remains eliminated against reserves.

Foreign currency

The exchange rates used to express the assets and liabilities of overseas companies in sterling are the rates ruling at the end of the financial year. Earnings are translated at average exchange rates during the year, except where a single transaction is of such significance that the rate on the date of the transaction is used. Other foreign currency assets and liabilities are expressed at year end rates.

Exchange differences arising on consolidation from the retranslation of the opening net investment in overseas companies are taken directly to reserves. Other exchange differences are dealt with in the profit and loss account.

Pension costs

In accordance with Statement of Standard Accounting Practice 24, 'Accounting for Pension Costs', contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Company. Variations in pension cost, as identified by actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs.

In addition, the transitional disclosure requirements of Financial Reporting Standard 17, 'Retirement Benefits', have been made.

Notes to the accounts As at 31 December 2003

1 Operating profit and segmental analysis

Operating profit	2003 Continuing £'000	2003 Total £'000	2002 Continuing £'000	2002 Discontinued £'000	2002 Total £'000
Turnover	97,917	97,917	101,127	13,891	115,018
Cost of sales	(51,295)	(51,295)	(50,943)	(7,931)	(58,874)
Gross profit	46,622	46,622	50,184	5,960	56,144
Administrative expenses	(19,554)	(19,554)	(11,311)	(8,972)	(20,283)
Operating profit/(loss)	27,068	27,068	38,873	(3,012)	35,861

Segmental analysis	2003 Turnover £'000	2003 Profit £'000	2003 Net assets £'000	2002 Turnover £'000	2002 Profit £'000	2002 Net assets £'000
Class of business						
Continuing operations:						
Gaming:						
US	72,385	34,398	109,375	76,650	37,916	118,252
UK	25,532	3,570	46,449	24,477	4,509	42,645
Central management	—	(2,711)	13,175	—	(3,152)	23,068
Continuing: before exceptional items	97,917	35,257	168,999	101,127	39,273	183,965
Exceptional items	—	(8,189)	—	—	(400)	—
Total – continuing operations	97,917	27,068	168,999	101,127	38,873	183,965
Discontinued operations:						
Gaming 24dogs	—	—	—	146	(1,137)	—
Events Services:						
Keith Prowse	—	—	—	773	(162)	—
Wembley Complex	—	—	—	8,516	(140)	—
Event management services	—	—	—	4,456	37	1,115
Exceptional item	—	—	—	—	(1,590)	—
Turnover	97,917			115,018		
Operating profit		27,068			35,861	
Non-operating exceptional items		(1,907)			(10,363)	
Net interest receivable		937			613	
Profit before tax		26,098			26,111	
Capital employed			168,999			185,080
Net cash			19,028			3,889
Net assets			188,027			188,969
Geographical area						
Continuing operations:						
United Kingdom	25,532	76	59,624	24,477	1,357	65,713
North America (USA)	72,385	26,992	109,375	76,650	37,516	118,252
	97,917	27,068	168,999	101,127	38,873	183,965
Discontinued operations.						
United Kingdom and Ireland	—	—	—	13,891	(3,012)	1,115
	97,917	27,068	168,999	115,018	35,861	185,080

Turnover represents sales (excluding VAT and other similar sales taxes) to external customers. Turnover between business segments is not material. The analysis of turnover by geographical area is based on the origin of the supply. The analysis by destination is not materially different and so is not shown.

The analyses of capital employed by activity and geographical area are calculated on net assets excluding intercompany balances and investments and all cash and borrowings. The Group's financing is centrally arranged and accordingly, the cash and borrowings and net interest are not attributed to individual activities or geographical areas.

The results for the US gaming businesses include income from gaming, greyhound and horse-racing venues
The turnover and profit are principally derived from the operations of Lincoln Park.

2 Exceptional items	2003 £'000	2002 £'000
Exceptional items relating to continuing operations:		
Costs incurred in relation to the VLT initiative in Colorado	(4,300)	–
Provision for impairment in value of fixed assets in Colorado	(1,690)	–
Costs incurred in relation to the indictment issued in Rhode Island	(1,415)	(400)
UK gaming: closure and aborted planning costs	(784)	–
Exceptional items relating to continuing operations	(8,189)	(400)
Exceptional item relating to discontinued operations: impairment of goodwill	–	(1,590)
Provision for loss on sale of The Corporate Innovations Company Limited	–	(1,678)
Sale or termination of continuing businesses:		
Costs incurred in connection with the proposed acquisition of Wembley plc	(518)	–
Sale or termination of discontinued businesses:		
Sale of The Corporate Innovations Company Limited	(1,133)	–
Sale of Wembley International Limited and Wembley Ticketing business	444	(155)
Termination of Hong Kong operations	(700)	–
Sale of Wembley (London) Limited	–	(8,220)
Sale of Wembley Sports Arena Limited	–	1,142
Sale of 50% shareholding in The Beatles Story Limited	–	340
Termination of 24dogs	–	(1,792)
Sale or termination of discontinued businesses	(1,389)	(8,685)
	(10,096)	(12,353)

Costs incurred in relation to the VLT initiative in Colorado
In November 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. The US gaming division would have benefited from the passage of this amendment, as it is the owner of four out of the five racetracks in Colorado. Costs of approximately £4.3m were incurred in pursuit of this initiative, primarily in relation to advertising. No relief has been taken for this expenditure in terms of calculating the tax charge in 2003.

Provision for impairment in value of fixed assets in Colorado
A provision of £1.7m has been made against the carrying value of one of the non-racing properties in Colorado, writing the carrying value of the property down to its estimated market value.

Costs incurred in relation to the indictment issued in Rhode Island
Costs of £1.4m (2002: £0.4m) arose as a result of the investigation by a Federal Grand Jury in Rhode Island and the subsequent issue of an indictment. The costs primarily comprise legal fees. The expenditure of £0.4m incurred in 2002 has been disclosed as an exceptional item, having previously been included within the result for the US gaming division. It has been assumed within these Accounts that these costs will be allowable for tax purposes.

UK gaming: closure and aborted planning costs
Costs of £0.8m arose within the UK gaming division and comprise £0.6m of costs arising from the closure of the loss-making Catford greyhound stadium in November 2003 and the costs incurred in pursuing an unsuccessful planning application for the development of a new track in Liverpool.

Costs incurred in connection with the proposed acquisition of Wembley plc
In the period to 31 December 2003, fees of £0.5m (2002: £nil) were incurred in relation to discussions with a number of parties interested in acquiring all or part of the Wembley Group. These fees were paid to the Group's financial, tax and legal advisers in both the UK and USA and included the development of a scheme to reorganise the Lincoln Park Inc. corporate entity and thereby separate the indicted entity from the remainder of the Group. On 27 January 2004, the Board of Wembley announced that it had reached agreement with MGM MIRAGE of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with this acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park Inc. that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon that company (now capped at $8m), together with legal and other costs associated with the litigation.

Sale of The Corporate Innovations Company Limited
In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited to a management buy-out team for £50,000 together with an interest bearing loan note of £1.0m receivable in instalments during 2004 and 2005. A cash facility of £0.15m was also made available for the period through to 1 April 2005. Following a review of the performance of this business in 2003, a provision has been made against both the deferred consideration and the cash facility. In total, a loss of £1.1m has been recorded in the year. Note 31 shows an analysis of this disposal.

Sale of Wembley International Limited and Wembley Ticketing business
The Wembley Ticketing business was sold in July 2002 to The Way Ahead Group Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, for £150,000 in cash plus further performance related payments payable through 2003 and 2004. In 2003, this performance related payment totalled £444,000.

2 Exceptional items continued

Termination of Hong Kong operations

A long running dispute in Hong Kong arose from the management of the Hong Kong stadium by a Wembley subsidiary company during the mid-1990s. Wembley is defending a claim for breach of contract and is counterclaiming that the contract was unlawfully terminated. The dispute went to trial in December 2003 and this concluded in January 2004. We are awaiting the judge's verdict. Costs of £0.7m were incurred during 2003. See Note 25 for further details.

Sale of Wembley (London) Limited

The sale of Wembley (London) Limited was completed on 6 August 2002 to Quintain Estates and Development plc for £48.6m. £16.0m was received on completion. A net £15.0m was received in December 2003, made up of £18.6m of deferred proceeds less £3.6m of former intercompany balances owing by Wembley plc. £0.5m of intercompany balance is receivable by Wembley plc in June 2004. A net £13.8m is due in December 2004, made up of the final instalment of the proceeds of £14.0m less £0.2m of former intercompany balances owing by Wembley plc.

At the date of disposal, all deferred amounts were discounted back to their present value using a discount rate of 3%. This discount of £1.6m is being unwound in the period through to December 2004. £0.4m was released within interest receivable in 2002, £0.8m was released in 2003 and £0.4m will be released in 2004.

3 Profit on ordinary activities before taxation

	2003 £'000	2002 £'000
Profit before taxation is arrived at after charging:		
Depreciation	4,787	4,255
Amortisation of goodwill	53	1,830
Operating lease rentals in respect of plant and equipment	342	323
Auditors' remuneration – audit services (note 33)	207	196
Fees for non-audit work to auditors and their associates (note 33)	236	178

4 Directors

Details of the remuneration of the Directors are given in the Directors' remuneration report on page 25 in the section headed, 'Directors' remuneration'.

No Director had any interest in any contract (other than service contracts) to which a Group company or the Company was a party during the year or which existed at the end of the year.

5 Staff numbers and costs

		2003 Number	2002 Number
The average monthly number of persons employed by the Group (including Executive Directors) during the year was as follows:			
Gaming:	Full time	662	734
	Part time	1,709	1,555
Events Services:	Full time	–	138
	Part time	–	41
Central management:	Full time	11	13
		2,382	2,481

	2003 £'000	2002 £'000
The aggregate payroll costs of these persons were as follows:		
Wages and salaries	21,918	26,363
Social security costs	1,439	1,943
Other pension costs	1,687	1,714
	25,044	30,020

6 Interest payable and similar charges

	2003 £'000	2002 £'000
Bank loans and overdrafts	120	446

Notes to the accounts continued

7 Tax on profit on ordinary activities	2003 £'000	2002 £'000
Analysis of tax charge:		
UK corporation tax at 30%	902	–
UK corporation tax on UK exceptional items	(90)	–
Overseas taxation	12,871	15,007
Overseas taxation on overseas exceptional items	(579)	(163)
Adjustments in respect of prior years UK corporation tax	–	(3,747)
Adjustments in respect of prior years overseas tax	(400)	(779)
Current tax	12,704	10,318
Deferred tax	297	463
Total tax	13,001	10,781

Based on profit on ordinary activities of £26.1m (2002: £26.1m), the Group's effective rate of tax is 49.8% (2002: 41.3%). When both the after tax impact of the exceptional items and the adjustments in respect of prior years taxes are excluded, the effective rate in 2003 is 38.9% (2002: 40.2%).

Factors affecting the current tax charge
The tax assessed on the profit on ordinary activities for the year is different from the weighted average tax rate for the countries that the Group operates in of 39.7% (2002: 40.4%). The differences are reconciled below:

	2003 £'000	2002 £'000
Profit on ordinary activities before tax	26,098	26,111
Profit on ordinary activities before tax multiplied by weighted average tax rate for the Group	10,361	10,544
Non-taxable income net of expenses not deductible for tax purposes	(138)	(482)
Unrelieved losses carried forward	–	418
Utilisation of tax losses	(160)	–
Capital allowances in excess of depreciation	(290)	(396)
Total exceptional items not allowable for tax (note 2)	3,338	4,827
Adjustment in respect of prior years tax	(400)	(4,526)
Other timing differences	(7)	(67)
Total current tax	12,704	10,318

Factors that may affect future tax charges
No provision has been made for deferred tax of approximately £1.1m (2002: £1.1m) where potential taxable gains have been rolled over into replacement assets. Such gains would only become taxable if the assets were sold without it being possible to claim roll-over relief or offset capital losses.

No deferred tax asset has been established in respect of carried forward tax losses in the UK of £1.0m (2002: £1.6m), as their future use is uncertain.

8 Ordinary dividend	2003 £'000	2002 £'000
Interim dividend	2,252	2,155
Final dividend	–	4,137
Adjustment in respect of prior year final dividend	11	(81)
	2,263	6,211

An interim dividend of 6.5p per share (2002: 6.0p) on 34,640,529 ordinary shares (2002: 35,918,484) was paid on 19 September 2003.

No final dividend for 2003 is proposed (2002: 12.0p per share paid on 34,545,045 ordinary shares).

0587

9 Earnings per share

	2003	2002
The earnings per share figures have been calculated as follows:		
Profit for the financial year (£'000)	**13,097**	15,330
Weighted average number of shares in issue ('000)	**34,597**	35,870
Earnings per share	**37.9p**	42.7p

The diluted earnings per share of 37.7p (2002: 42.2p) is based on the profit for the financial year of £13,097,000 (2002: £15,330,000) and on 34,783,000 (2002: 36,328,000) ordinary shares, the latter calculated as follows:

	2003 No. '000	2002 No. '000
Basic weighted average number of shares	**34,597**	35,870
Dilutive potential ordinary shares:		
Executive share option schemes	**162**	389
Employee sharesave schemes	**24**	69
	34,783	36,328

The fair value (average price for the year) of Wembley plc shares during 2003 was £5.13 (2002: £7.30).

	2003 pence per share	2002 pence per share
The adjusted earnings per share figures have been calculated as follows:		
Basic earnings per share	**37.9**	42.7
Adjustment in respect of exceptional items (note 2)	**29.2**	34.4
Adjustment in respect of taxation on exceptional items (note 7)	**(1.9)**	(0.5)
Adjustment in respect of prior year taxation (note 7)	**(1.2)**	(12.6)
Adjusted earnings per share	**64.0**	64.0

An adjusted earnings per share figure is included as, in the opinion of the Directors, this gives a more useful indication of underlying performance.

10 Profit for the financial year

The profit for the financial year in the accounts of the Company amounted to £479,000 (2002: £5,478,000).

11 Fixed assets – intangible

	Goodwill £'000
Cost:	
At 1 January 2003	4,301
Acquisition of subsidiary undertaking	1,102
Disposal of subsidiary undertaking	(3,941)
Exchange differences	(31)
At 31 December 2003	**1,431**
Aggregate amortisation:	
At 1 January 2003	3,749
Disposal of subsidiary undertaking	(3,710)
Provided during the year	53
At 31 December 2003	**92**
Net book value:	
At 31 December 2003	**1,339**
At 1 January 2003	552

11 Fixed assets – intangible continued

Intangible fixed assets represent goodwill arising on the acquisition of Group undertakings.

1 On 25 October 2000, the Group purchased the entire issued share capital of The Corporate Innovations Company Limited. On 5 February 2003, the Group sold this company to a management buy-out team (note 31).

At 31 December 2002, the net book value attributable to the goodwill purchased on The Corporate Innovations Company Limited was £231,000. This goodwill was written off on completion of the disposal on 5 February 2003.

2 On 16 April 2001, the Group purchased the trade and assets of Rocky Mountain Greyhound Park in Colorado, USA. Goodwill of £399,000 arising on the acquisition was capitalised and is being amortised over its presumed economic life of 20 years from the date of purchase. At 31 December 2003, the net book value of this goodwill was £272,000.

3 On 27 May 2003, the Group purchased the entire issued share capital of the Perry Barr Greyhound Racing Club Limited. Goodwill of £1,102,000 arising on the acquisition has been capitalised and is being amortised over its presumed economic life of 20 years from the date of purchase (note 30).

12 Fixed assets – tangible	Freehold land £'000	Buildings and fixed plant £'000	Plant and equipment £'000	Total £'000
Group				
Cost:				
At 1 January 2003	126,518	48,111	22,052	196,681
Additions at cost	–	2,606	2,833	5,439
Acquisition of subsidiary undertaking (note 30)	–	3,137	463	3,600
Disposals	–	(584)	(3,378)	(3,962)
Disposal of subsidiary undertaking (note 31)	–	–	(425)	(425)
Exchange differences	(10,471)	(2,593)	(1,077)	(14,141)
At 31 December 2003	**116,047**	**50,677**	**20,468**	**187,192**
Aggregate depreciation:				
At 1 January 2003	–	11,728	13,678	25,406
Provided during the year	–	1,455	1,642	3,097
Provision for impairment of assets (note 2)	–	1,591	99	1,690
Disposals	–	(585)	(3,286)	(3,871)
Disposal of subsidiary undertaking (note 31)	–	–	(211)	(211)
Exchange differences	–	(582)	(685)	(1,267)
At 31 December 2003	**–**	**13,607**	**11,237**	**24,844**
Net book value:				
At 31 December 2003	**116,047**	**37,070**	**9,231**	**162,348**
At 1 January 2003	126,518	36,383	8,374	171,275

Up to 31 December 1999, freehold land, buildings and fixed plant (operating properties) were revalued by professionally qualified external valuers on an open market value for existing use basis. The last revaluation took place at 31 December 1998. With effect from 1 January 2000, the Group has retained these carrying values and treated them as the effective 'historical cost' as permitted by the transitional rules of Financial Reporting Standard 15, 'Tangible Fixed Assets'.

Company

At 31 December 2003, the Company had no tangible fixed assets (2002: £nil).

13 Fixed assets – investments	Shares in Group undertakings £000
Company	
At cost less amounts written off:	
At 1 January 2003	68,213
Increase in provisions	(5,653)
At 31 December 2003	**62,560**

Principal subsidiary undertakings
The principal subsidiary undertakings whose results materially affected the financial results of the Group are detailed below. These companies are all wholly owned by the Group.

Company	Principal activity	Country of incorporation	Called up ordinary share capital
Lincoln Park, Inc.	Operation of greyhound-racing stadium and video lottery terminals	United States	US$2
Mile High Kennel Club, Inc.	Operation of greyhound-racing stadium	United States	US$677,431
Interstate Racing Association, Inc.	Operation of greyhound-racing stadium	United States	US$292,203
Pueblo Kennel Club, Inc.	Operation of greyhound-racing stadium	United States	US$109,580
Racing Associates of Colorado	Operation of horse-racing stadium	United States	US$138,000
GRA Limited*	Operation of greyhound-racing stadia	England	£60

* Indicates principal subsidiary undertaking owned directly by Wembley plc.

For all companies, the country of operation is the same as the country of incorporation

	Group		Company	
14 Debtors	2003 £000	2002 £000	2003 £000	2002 £000
Recoverable within one year				
Trade debtors	4,548	4,899	—	—
Other debtors	15,225	15,068	14,733	14,802
Prepayments and accrued income	1,768	2,328	303	350
Deferred tax (note 18)	—	—	220	244
Amounts owed by subsidiary undertakings	—	—	26,714	45,763
	21,541	22,295	41,970	61,167
Recoverable after more than one year				
Other debtors	—	14,017	—	14,017

Other debtors recoverable within one year (Group and Company) in 2003 include both the final amounts receivable on the sales of Wembley (London) Limited (£13.9m net of the associated fair value discount of £0.4m) and Wembley Sports Arena Limited (£0.6m).

15 Creditors: amounts falling due within one year	Group 2003 £'000	Group 2002 £'000	Company 2003 £'000	Company 2002 £'000
Bank overdraft	—	2,026	—	—
Bank loan	3,628	—	—	—
Trade creditors	2,734	3,408	—	—
Amounts owed to subsidiary undertakings	—	—	28,473	43,421
Other creditors including taxation and social security	2,661	2,897	656	190
Proposed dividend	—	4,137	—	4,137
Accruals and deferred income	4,374	5,983	285	1,146
	13,397	18,451	29,414	48,894

Other creditors including taxation and social security comprise:				
Corporation tax	84	153	36	—
Social security and other taxes	942	667	112	105
Other creditors	1,635	2,077	508	85
	2,661	2,897	656	190

16 Derivatives and financial instruments

The Group's treasury policy is to manage financial risks that arise in relation to underlying business needs. It is the Group's policy not to trade in financial instruments nor to enter into speculative transactions. As permitted by Financial Reporting Standard 13, 'Derivatives and Other Financial Instruments', the disclosures below do not include short-term debtors and creditors other than in relation to currency assets and liabilities.

Interest rate risk	2003 Floating rate £'000	2003 Non-interest bearing £'000	2003 Total £'000	2002 Floating rate £'000	2002 Non-interest bearing £'000	2002 Total £'000
Financial liabilities:						
Currency						
UK sterling	3,628	931	4,559	2,026	915	2,941

At 31 December 2003, floating rate financial liabilities of £3.6m comprise a bank loan only (2002: £2.0m bank overdraft).

All floating rate financial liabilities bear interest at rates based on the Bank of England base rate.

Non-interest bearing financial liabilities comprise 'Provisions for liabilities and charges – provisions for onerous contracts' (note 19).

Financial assets	2003 Floating rate £'000	2003 Non-interest bearing £'000	2003 Total £'000	2002 Floating rate £'000	2002 Non-interest bearing £'000	2002 Total £'000
Currency:						
UK sterling	17,291	—	17,291	1,346	14,017	15,363
US dollars	5,365	—	5,365	4,569	—	4,569
Total	22,656	—	22,656	5,915	14,017	19,932

Floating rate financial assets comprise cash and money market deposits at a range of interest rates.

Non-interest bearing financial assets in 2002 comprise 'Debtors recoverable after more than one year' (note 14).

Foreign currency risk

The Company balance sheet includes cash balances of £30,000 (2002: £226,000) denominated in US dollars. No other Group companies maintain balances with third parties denominated in currencies other than their functional currency.

16 Derivatives and financial instruments continued	2003			2002		
Liquidity risk	Borrowings £'000	Other £'000	Total £'000	Overdraft £'000	Other £'000	Total £'000
Maturity of the Group's financial liabilities:						
In one year or less or on demand	3,628	284	3,912	2,026	137	2,163
In more than one year but not more than two years	—	100	100	—	137	137
In more than two years but not more than five years	—	300	300	—	343	343
In more than five years	—	247	247	—	298	298
	3,628	931	4,559	2,026	915	2,941

	2003		2002	
Fair values of financial assets and liabilities	Book value £'000	Fair value £'000	Book value £'000	Fair value £'000
Cash	6,736	6,736	4,757	4,757
Short-term deposits	15,920	15,920	1,158	1,158
Debtors recoverable after more than one year	—	—	14,017	14,017
Overdraft	—	—	(2,026)	(2,026)
Bank loan	(3,628)	(3,628)	—	—
Provisions for onerous contracts	(931)	(931)	(915)	(915)
	18,097	18,097	16,991	16,991

	Group		Company	
17 Borrowings and banking facilities	2003 £'000	2002 £'000	2003 £'000	2002 £'000
Overdraft	—	(2,026)	—	—
Bank loan	(3,628)	—	—	—
Cash and short-term deposits	22,656	5,915	14,733	3,975
Net cash	19,028	3,889	14,733	3,975

The overdraft is repayable within one year as part of the Group's UK sterling denominated overdraft facility of £5m provided by Barclays Bank plc, the Group's clearing bank. This is renewed annually. Interest is payable at variable interest rates based on the Bank of England base rate.

Barclays Bank plc also provide a five-year unsecured revolving credit facility of £40m, with a margin of LIBOR plus 0.6%. This facility expires on 17 January 2007.

18 Deferred taxation	Group £'000	Company £'000
At 31 December 2002	5,719	(244)
Acquisition of subsidiary undertaking	114	—
Provided in the year	297	24
Exchange rate movements	(601)	—
Deferred tax provision/(asset) at 31 December 2003	**5,529**	**(220)**

0592

Notes to the accounts continued

18 Deferred taxation continued	Group		Company	
Analysis of deferred tax by type of difference	2003 £'000	2002 £'000	2003 £'000	2002 £'000
Capital allowances in advance of depreciation	5,768	5,980	(25)	(37)
Other timing differences	(239)	(261)	(195)	(207)
Deferred tax provision/(asset)	5,529	5,719	(220)	(244)

No provision has been made for the potential liability to taxation, estimated at £27.0m (2002: £33.0m) in respect of chargeable gains which would arise on the disposal of the intangible assets and operating assets of the Group at the net book value shown in these Accounts as there are no binding agreements to sell any of these assets.

19 Provisions for liabilities and charges	Group 2003 £'000	Group 2002 £'000	Company 2003 £'000	Company 2002 £'000
Deferred taxation (note 18)	5,629	5,719	—	—
Provisions for onerous contracts (see below)	931	915	801	760
	6,460	6,634	801	760

Provisions for onerous contracts	Group £'000	Company £'000
At 1 January 2003	915	760
Released during the year	(134)	(109)
Provided during the year	150	150
At 31 December 2003	931	801

Provisions for onerous contracts relate to guarantees given to former subsidiary undertakings, principally in respect of properties. The amount released during the year relates to a reduction in the assessment of future obligations.

20 Share capital	No. ('000)	Authorised £'000	No. ('000)	Allotted, called up and fully paid £'000
Ordinary shares of £1 each				
At 1 January 2003	73,812	73,812	34,477	34,477
Issue of shares on exercise of options	–	–	185	185
At 31 December 2003	73,812	73,812	34,662	34,662

1 During the year, certain senior executives exercised executive share scheme options over the following ordinary shares of the Company: 68,982 shares at £3.405 per share; 9,199 shares at £3.65 per share; 13,272 shares at £6.05 per share; and 36,946 shares at £5.50 per share.

Options over 1,163,557 ordinary shares have been granted and remained outstanding at 31 December 2003. These options are normally exercisable between three and ten years following the date of grant as shown below:

Number of shares	Date first exercisable	Exercise price (£)	Number of shares	Date first exercisable	Exercise price (£)
76,355	26 Sep 1998	2.88	170,350	17 Mar 2003	5.50
68,733	15 Mar 1999	3.65	253,898	2 Mar 2004	6.15
104,393	27 Feb 2000	4.25	13,440	16 Aug 2004	6.97½
100,000	2 Sep 2001	3.25	244,425	5 Mar 2005	6.56
65,373	14 Apr 2002	3.40½	66,567	19 Aug 2005	6.68½

20 Share capital continued

2 During the year, employees of the Group exercised Sharesave Scheme options over 56,535 ordinary shares of the Company. Under the Sharesave Scheme, options over a total of 102,012 ordinary shares remained as at 31 December 2003. These are exercisable within a six-month period either three or five years after the date of grant (except where this date has been extended as a result of a contribution holiday) as shown below:

5 year schemes

No. of shares	Date first exercisable	Exercise price (£)
9,936	1 Jul 2004	2.88½
9,381	1 Jun 2005	4.28
26,119	1 Jun 2006	4.96
13,453	1 Jun 2007	6.10
35,273	1 Jun 2008	4.32

3 year schemes

No. of shares	Date first exercisable	Exercise price (£)
3,678	1 Jun 2004	5.58
2,154	1 Jun 2005	6.86½
2,018	1 Jun 2006	4.86

21 Reserves	Group: Share premium account £'000	Group: Revaluation reserve £'000	Group: Capital redemption reserve £'000	Group: Profit and loss reserve £'000	Company: Share premium account £'000	Company: Capital redemption reserve £'000	Company: Profit and loss reserve £'000
At 1 January 2003	322	66,192	1,651	86,327	322	1,651	61,268
Retained profit/(loss) for the year	–	–	–	10,834	–	–	(1,784)
Issue of shares (note 20)	545	–	–	–	545	–	–
Exchange differences	–	(4,871)	–	(7,635)	–	–	–
At 31 December 2003	867	61,321	1,651	89,526	867	1,651	59,484

Negative goodwill of £11.0m (2002: £11.0m) currently written off to reserves would be credited to the profit and loss account on disposal of the relevant subsidiary.

22 Reconciliation of shareholders' funds and movement on reserves	Share capital £'000	Share premium account £'000	Revaluation reserve £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Equity shareholders' funds £'000
At 1 January 2003	34,477	322	66,192	1,651	86,327	158,969
Issue of shares on exercise of options	185	545	–	–	–	730
Retained profit for the year	–	–	–	–	10,834	10,834
Exchange differences	–	–	(4,871)	–	(7,635)	(12,506)
At 31 December 2003	34,662	867	61,321	1,651	89,526	188,027

23 Obligations under non-cancellable operating leases	2003 £'000	2002 £'000
Minimum payments due in the year to 31 December 2004 under operating leases for plant and machinery to which the Group is committed (analysed between those years in which the commitment expires) are as follows:		
Within two to five years	274	270
Greater than five years	68	53
	342	323

0594

24 Capital commitments

The Group had no forward commitments (2002: £79,000) under uncompleted contracts for capital expenditure which have not been included in these Accounts. There were no such commitments in the Company (2002: £nil).

In addition, Lincoln Park is: (i) committed to the construction of a baseball and soccer field on the Lincoln Park property for the benefit of the local community at an estimated cost of around $1.0m; and (ii) required to upgrade the fire detection and prevention systems within the building following the introduction of new fire safety regulations in Rhode Island at an estimated cost of around $7m.

25 Contingent liabilities

Group

In September 2003, an indictment was issued against Lincoln Park Inc. and two Wembley executives following an investigation by a Federal Grand Jury into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleges that this constituted a conspiracy to influence improperly the actions of public officials. The Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. The allegations will be vigorously defended at trial. A date for the trial has yet to be announced and no provision has been made in these Accounts in relation to this indictment.

In January 2004, agreement was reached with the US Attorney for Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment, the maximum aggregate fine that would be sought against it is $8m. This amount has now been transferred into an escrow account.

If Lincoln Park Inc. is ultimately convicted at trial then, in addition to a fine of up to $8m, there are likely to be some regulatory repercussions, probably in the form of the suspension, revocation or alteration of either or both of Lincoln Park Inc.'s video lottery and greyhound racing licences. In such circumstances, Wembley would request that new licences are granted to another Group company, possibly on a short-term or temporary basis and/or with additional operating conditions attached. However, such events could adversely affect the Group's ability to operate Lincoln Park at current levels and could result in the Group being obliged to sell the assets of Lincoln Park for amounts below those at which they are currently stated in the Accounts.

Note 32 outlines the principal terms of a recommended cash acquisition of Wembley plc by MGM MIRAGE. As part of this, the video lottery and greyhound racing licences would be transferred away from Lincoln Park Inc., which itself would then only be exposed to a possible fine of up to a maximum of $5m.

In 1998, the Provisional Urban Council of Hong Kong, having terminated Wembley's contract for the management of the Hong Kong Stadium, filed a claim in the High Court of Hong Kong (SAR) against Wembley for a declaration that the said contract was lawfully terminated and damages for breach of contract. The Board was of the opinion that the claim was wholly without foundation and as such, the Group has defended the claim and counterclaimed for a declaration that the contract was unlawfully terminated and damages for breach of contract. As at the date of termination of the management contract, the ten-year contract for the management of this stadium was in its fifth year and had, to that date, earned Wembley approximately £1.2m.

The claim and counterclaim were heard in a trial in Hong Kong that began in December 2003 and concluded in January 2004. The judge's verdict is expected shortly. In the best-case scenario, if Wembley has successfully defended the claim against it and has succeeded in its counterclaim, Wembley could be awarded damages of up to the equivalent of £1.5m plus interest and costs. In the worst-case scenario, if Wembley has lost the claim against it and has been unsuccessful in its counterclaim, Wembley could be required to pay damages of up to the equivalent of £0.5m plus interest and costs. The Directors remain optimistic of a positive outcome.

Guarantees of £0.3m relating to the leases of former Group companies have been given (2002: £0.3m).

Company

The Company has, in the normal course of business, extended various guarantees and indemnities regarding other leases and contracts entered into by Group undertakings.

26 Reconciliation of operating profit to net cash inflow from operating activities	2003 £000	2002 £000
Operating profit	27,068	35,861
Depreciation	4,787	4,255
Amortisation of goodwill	53	1,833
Loss/(profit) on sale of tangible fixed assets	72	(53)
(Increase)/decrease in debtors	(536)	327
Decrease in creditors	(2,183)	(780)
Net cash inflow from operating activities	**29,261**	**41,435**

Operating cash flows in 2002 in respect of discontinued operations are not material.

27 Analysis of cash flows for headings netted in the cash flow statement

	2003 £'000	[illegible]
Returns on investments and servicing of finance:		
Interest paid	(100)	(470)
Interest received	160	663
Net cash inflow from returns on investment and servicing of finance	60	193
Taxation:		
Corporation tax (paid)/received	(373)	3,303
Overseas tax paid	(12,594)	(14,351)
Net cash outflow from tax paid	(12,967)	(11,048)
Capital expenditure and financial investment:		
Proceeds from disposal of tangible fixed assets	19	161
Purchase of tangible fixed assets	(5,393)	(7,331)
Net cash outflow from capital expenditure and financial investment	(5,374)	(7,170)
Acquisitions and disposals:		
Net proceeds from sale or termination of businesses	15,474	17,387
Net cash sold with subsidiary undertakings	(86)	(2,976)
Cash acquired with subsidiary undertaking	114	–
Payments in relation to termination of discontinued business	(598)	–
Payments in relation to proposed acquisition of Wembley plc	(518)	–
Payments in relation to acquisition of subsidiary undertaking	(4,341)	–
Net cash inflow from acquisitions and disposals	10,045	14,411
Management of liquid resources:		
Cash (placed on)/drawn from short-term bank deposits	(14,762)	1,843
Financing:		
Shares issued under share option schemes	730	1,039
Expenditure in relation to the purchase and cancellation of shares	–	(21,724)
Loans drawn	3,974	–
Net cash inflow/(outflow) from financing	4,704	(20,685)

28 Analysis of movements in net funds

	At 1 January [illegible] £'000	[illegible] £'000	Exchange movements £'000	At 31 December 2003 £'000
Cash	4,757	2,541	(562)	6,736
Overdraft	(2,026)	2,076	–	–
Increase in cash in the period		4,567		
Short-term bank deposits	1,158	14,762	–	15,920
Bank loan repayable within one year	–	(3,974)	346	(3,628)
	3,889	15,355	(216)	19,028

Short-term bank deposits and Cash are aggregated in the balance sheet within 'Cash at bank and in hand'.

Notes to the accounts continued

29 Pensions

During the year, the Group operated a pension scheme for its UK employees called The Wembley 1989 Pension Scheme. The scheme was established on 1 June 1989 and is a defined benefit pension scheme based on final pensionable pay. Its assets are held separately from those of the Group, being invested with insurance companies. The scheme was closed to new entrants with effect from 31 December 2000, at which time a Group Personal Pension Plan was introduced.

Contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Group. Contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit method.

The contribution rate for the year ended 31 December 2003 was 50% (2002: 23.9%), as recommended in the 6 April 2002 valuation. This was designed to reduce the deficiency at that point over the expected remaining working lives of the members. It is expected that this rate will continue through until the next actuarial valuation. The assumptions which have had the most significance on the valuation were: the rate of inflation (3%), increase in members' earnings (4.5%), the overall yield earned on the fund before retirement (6.5%), and the rate of interest available at retirement (5.0%). The valuation showed that the value of the scheme's assets was £21,414,000 and that the actuarial value of those assets represented 74% of the benefits that had accrued to members. The UK pension charge for the year, which arises both in relation to this defined benefit scheme and all other UK schemes was £906,000 (2002: £798,000). Pension costs relating to foreign defined contribution schemes have been determined in accordance with local best practice and amounted to £781,000 (2002: £742,000).

FRS 17 disclosures for the year ending 31 December 2003

In accordance with the transitional arrangements of FRS 17, 'Retirement Benefits', the following disclosures are required:

The Group operates a defined benefit scheme in the UK. An actuarial valuation was carried out at 31 December 2003 by a qualified independent actuary using the projected unit method. The major assumptions used by the actuary were:

Rate of increase in salaries	4.25%	(2002: 4.00%)
Discount rate	5.40%	(2002: 5.40%)
Rate of increase in pensions in payment	3.00%	(2002: 2.40%)
Inflation assumption	3.00%	(2002: 2.40%)

The assets in the scheme and the expected rate of return were:

	Long-term rate of return expected at 31 December 2003 %	2002 %	Value at 31 December 2003 £'000	2002 £'000
Equities	8.0	8.0	9,173	7,528
Bonds	5.0	5.0	2,135	2,098
Secured pensions	5.4	5.4	9,078	9,284
Cash	4.0	4.0	2,074	1,949
			22,460	20,859

The following amounts at 31 December 2003 were measured in accordance with the requirements of FRS 17.

	2003 £'000	2002 £'000
Total market value of assets	22,460	20,859
Present value of scheme liabilities	(30,637)	(29,837)
Deficit in the scheme	(8,177)	(8,978)
Related deferred tax asset	2,453	2,693
Net FRS 17 pension deficit	(5,724)	(6,285)

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2003 would have been as follows:

	2003 £'000	2002 £'000
Net assets excluding FRS 17 pension deficit	188,027	188,969
FRS 17 pension deficit	(5,724)	(6,285)
Net assets including FRS 17 pension deficit	**182,303**	**182,684**
Profit and loss reserve excluding FRS 17 pension deficit	89,526	86,327
FRS 17 pension deficit	(5,724)	(6,285)
Profit and loss reserve including FRS 17 pension deficit	**83,802**	**80,042**

29 Pensions continued

An analysis of the defined benefit cost for the year ended 31 December 2003 is as follows:

Analysis of movements in deficit in the year:	2003 £'000	2002 £'000
At 1 January	(8,978)	(6,623)
Current service cost	(422)	(623)
Other finance costs	(316)	(188)
Actuarial gain/(loss)	659	(4,358)
Gain on settlements/curtailments	249	233
Employer contributions (net of charges)	631	2,581
At 31 December	**(8,177)**	**(8,978)**
Amount charged to operating profit – current service cost	**(422)**	**(623)**
Expected return on pension scheme assets	1,267	1,355
Interest on pension scheme liabilities	(1,583)	(1,543)
Amount charged to other finance costs	**(316)**	**(188)**
Actual return less expected return on pension scheme assets	834	(2,217)
Experience gains arising on scheme liabilities	71	363
Loss arising from changes in actuarial assumptions	(246)	(2,504)
Actuarial gain/(loss) recognised in the Statement of total recognised gains and losses	**659**	**(6,358)**

History of experience gains and losses:	2003 £'000	2003 % of scheme assets/liabilities	2002 £'000	2002 % of scheme assets/liabilities
Difference between expected return and actual return on assets	834	+3.7%	(2,217)	-10.6%
Experience gains arising on scheme liabilities	71	+0.2%	363	-1.2%
Total actuarial gain/(loss) recognised in the Statement of total recognised gains and losses	659	+2.2%	(4,358)	-14.6%

30 Acquisition

On 27 May 2003, the UK gaming division (in the form of GRA Limited) purchased the entire issued share capital of Perry Barr Greyhound Racing Club Limited ("Perry Barr"), the operator of the Perry Barr Greyhound Stadium in Birmingham. The purchase was satisfied by cash of £4.2m.

An independent valuation of the net assets purchased was undertaken upon acquisition, resulting in a £1.9m fair value adjustment being recognised in respect of the tangible fixed assets. Goodwill arising from the acquisition has been capitalised and is being amortised over its presumed useful economic life of 20 years.

The Group results include a net £0.3m profit before tax from Perry Barr since acquisition.

Analysis of the acquisition:	Book value £'000	Fair value adjustment £'000	Fair value £'000
Net assets at the date of acquisition:			
Tangible fixed assets	1,659	1,941	3,600
Stocks	17	–	17
Debtors	42	–	42
Cash	114	–	114
Creditors: amounts due within one year	(420)	–	(420)
Provisions for liabilities and charges	(114)	–	(114)
Net assets	1,298	1,941	3,239
Goodwill arising on acquisition			1,102
			4,341
Satisfied by:			
Cash			4,221
Costs associated with the acquisition			120
			4,341

31 Disposal

In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited (note 2).

Analysis of disposal:	£'000	£'000
Proceeds:		
Cash	50	
Loan note	1,000	
		1,050
Less net assets sold:		
Fixed assets	(214)	
Debtors	(1,292)	
Cash	(86)	
Creditors	1,481	
		(111)
Proceeds less net assets sold		939
Remaining goodwill written off		(231)
Intercompany balance waived		(656)
Transaction costs		(35)
Provision against loan note		(1,000)
Provision against cash facility		(150)
Loss on disposal		(1,133)

32 Post balance sheet events

On 27 January 2004, Wembley announced that agreement had been reached with the US Attorney in Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment issued on 9 September 2003, the maximum aggregate fine that would be sought against it is $8m. This amount has since been transferred into an escrow account.

On the same day, it was announced that the Board of Wembley plc had reached agreement with MGM MIRAGE of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with the acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park Inc. that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon that company (capped at $8m, following the agreement with the US Attorney), together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within that company would be returned to shareholders.

33 Analysis of fees paid to auditors and their associates

	2003 £'000	2002 £'000
Audit services	207	196
Internal audit services	133	130
Advice in relation to sale of subsidiary undertakings	–	48
Advice in relation to possible acquisition of Wembley plc (notes 2 and 32)	103	–
Total amount disclosed in note 3	443	374
Advice in relation to proposed new building at Lincoln Park (capitalised within tangible fixed assets)	136	–
Total fees paid to auditors and their associates	579	374

"Audit services" principally relates to fees in respect of the year-end audit of the Group and associated tax assurance work and a review of the Group's Interim announcement.

"Internal audit services" relates to services provided under a two-year internal audit services contract in relation to Wembley's US operations. This contract expired on 31 December 2003.

During 2003, the Real Estate department provided advice in relation to the proposed construction of a new building at Lincoln Park, Rhode Island, USA to house the additional video lottery terminals approved in January 2003.

Independent auditors' report To the members of Wembley plc

We have audited the Group's financial statements for the year ended 31 December 2003 which comprise the Group profit and loss account, Group balance sheet, Company balance sheet, Group cash flow statement, Group statement of total recognised gains and losses, Reconciliation of shareholders' funds and the related notes 1 to 33. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the Annual Report, including the financial statements, in accordance with applicable United Kingdom law and accounting standards as set out in the Statement of Directors' Responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Report of the Directors, the Chairman's statement, Review of operations, Finance Director's review and Corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

Fundamental uncertainty

In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the potential consequences arising from a possible criminal conviction of Lincoln Park Inc., one of the Company's subsidiaries, following the issue of the indictment by the Government of the United States of America in September 2003.

In the event that Lincoln Park Inc. is convicted, in addition to a potential fine totalling $8 million, some or all of the Group's gaming licences in the United States may be withdrawn or the terms of the licences adversely affected. Such events could adversely affect the Group's ability to operate Lincoln Park at current levels and could result in the Group being obliged to sell the assets of Lincoln Park for amounts below those at which they are currently stated in the Accounts.

Details of the circumstances relating to this fundamental uncertainty are set out in Note 25 of the Notes to the Accounts. Our opinion is not qualified in this respect.

Opinion

In our opinion: the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit of the Group for the year then ended; and the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London

23 February 2004

Wembley plc
Elvin House
Stadium Way
Wembley
HA9 0DW
United Kingdom

Telephone: +44 (0)20 8795 8003
Fax: +44 (0)20 8900 1046
e-mail: corporate@wembleyplc.com
Website: www.wembleyplc.com



Exhibit II-2-i

17 December 2003

Claes Hultman Esq
Watersteps
Oakwood Road
Virginia Water
Surrey GU25 4RZ

Dear Claes

On behalf of the Board of Wembley plc (the "Company") I write to offer you the position of Chief Executive of the Group on a permanent basis. You have been serving as Executive Chairman and as Acting Chief Executive under a service agreement dated 13 October 2003 ("your previous contract") and, therefore, this letter records the terms and conditions that apply to your appointment as permanent Chief Executive and the proposed amendments to your present contract.

1. The terms of this letter and the amendments to your present contract will come into effect as soon as possible provided your resignation as Chairman of the Group has come into effect and your replacement has commenced his appointment; and

2. Your salary will be £45,000 per month as in Clause 7 of your present contract and for the avoidance of doubt you will not be eligible for an annual bonus, pension, share options or any other employee benefit.

3. The notice period in Clause 3 of your present contract will be increased to 12 months to be given by either party at any time.

4. Clause 17 of your present contract by which the agreement with City Reset Limited dated 27 September 1999 as amended by the letter of 27 February 2003 would resume on the termination of the present contract will cease to apply and will be deemed deleted from your present contract.

5. The terms and conditions set out in clauses 2 to 4 of this letter will be reviewed immediately after the outcome of the trial in Rhode Island, and subject to mutual consent, will be amended to ensure that the structure of your remuneration package is appropriately matched to the ongoing commercial objectives of the role and the general principles of good practice for executive remuneration.

6. All other terms and conditions of your present contract will remain effective (in so far as they are not inconsistent with this letter).

Wembley plc
Elvin House Stadium Way Wembley HA9 0DW
Telephone 020 8902 8833 Fax 020 8900 1046
e-mail corporate@wembley.co.uk
Website www.wembley.co.uk

Claes Hultman Esq
17 December 2003
Page 2

Please acknowledge your agreement to these terms by countersigning the enclosed copy of this letter

Yours sincerely

Peter R Harris
Chairman of Remuneration Committee
and Senior Non-Executive Director

I confirm that on the appointment by the Board of a new chairman, I will resign as Chairman and continue to act as Chief Executive on the terms set out in your ~~letter of 17 December 2003.~~

I hereby waive for myself and on behalf of Cityreset Limited, all claims and entitlements to compensation for loss of the office of Chairman under those circumstances.

Signed ....
Claes Hultman

Date 17/12 2003

W E M B L E Y P L C

STRICTLY PRIVATE & CONFIDENTIAL

24 March 1995

Claes A Hultman Esq
Watersteps
Oakwood Road
Virginia Water
Surrey
GU25 4RZ

Dear Claes

I am writing, in the context of the proposed restructuring of Wembley, to confirm and set out the terms of your appointment as Chairman of the Board of Wembley plc, which will become effective upon implementation of the restructuring.

1. The executive directors will report directly to you as Chairman. You will be expected, subject to unavoidable commitments, to attend all Board Meetings and meetings of relevant committees of the Board and the Annual General Meeting and other general meetings, provided that this does not require more than 24 days in one year. These meetings will take place as arranged by the Board. Reasonable notice will be given and papers will be provided in advance.

2. After an initial period during which more time will be required, currently anticipated to be no more than 10 business days, you will be expected to spend a maximum of two days per month on your duties as Chairman of Wembley plc. In the event that it is necessary for you to spend more time on such duties subsequently, subject to the approval of the Board of Eurotherm plc, Wembley plc will compensate Eurotherm plc on the basis set out in 3 below.

3. Your salary has been agreed at £50,000 per annum which will be paid monthly in arrears, to be reviewed annually by the Remuneration and Appointments Committee. After the initial period referred to above, in the event that you spend more than two days per month on your duties, as agreed with the Deputy Chairman of Wembley plc, Wembley plc will compensate Eurotherm plc, such amount to be based upon the time spent and effective daily rate of £3,000 per day reviewable annually and subject to your availability.

4. Your appointment will be, from the date upon which the restructuring becomes effective, and is subject to the usual rules contained in the Company's Articles of Association and the Companies Act 1985 governing retirement by rotation.

5. It is acknowledged that you may resign as a director at any time on giving written notice to the Board.

6. The membership of the committees of the Board will be determined by the Board. You will be Chairman of the Remuneration and Appointments Committee.

7. The Company will reimburse you for all travelling, hotel and other expenses reasonably incurred by you in the proper performance of your obligations under this letter. The Company will require vouchers or other evidence of actual payment of such expenses as it may determine from time to time.

8. You will be entitled to seek independent legal advice (at the expense of the Company) when, in your reasonable opinion, circumstances so require.

9. The Company has directors' liability insurance covering an aggregate maximum liability of all directors amounting to £5,000,000. A copy of the policy will be sent to you shortly.

10. You are aware of your responsibilities as a director of a listed company including your obligations under the Model Code (a copy of which is enclosed) on dealings which has been adopted by the Company. You also understand the need to keep confidential all commercial and price sensitive information relating to the Company.

Please countersign a copy of this letter by way of agreement.

Yours sincerely

Sir Brian Wolfson
Chairman

Nigel Potter
Finance Director

Claes Hultman

Wembley plc

and

Claes Hultman

SERVICE AGREEMENT

THIS AGREEMENT is made the 13th day of October 2003

BETWEEN

WEMBLEY PLC whose registered office is at Elvin House, Stadium Way, Wembley HA9 0DW (hereinafter called "the Company") of the one part; and CLAES ARTHUR HULTMAN of Watersteps, Oakwood Road, Virginia Water, Surrey, GU25 4RZ of the other part

WHEREBY IT IS AGREED as follows:-

1. Definitions

In this Agreement the following words and cognate expressions shall have the meanings set out below:-

1.1 "Group" means Wembley plc and its wholly-owned subsidiary companies

1.2 a "Group Company" includes any firm, company, corporation or other business entity:-

(a) which is directly or indirectly controlled by the Company; or

(b) which directly or indirectly controls the Company; or

(c) which is directly or indirectly controlled by a third party who also directly or indirectly controls the Company; or

(d) which is the successor in title or assign of the firms, companies, corporations or other business entity referred to in this Clause (1);

(e) in which any other firm company, corporation, or other business entity referred to above has a beneficial ownership of or controls 20% or more of the issued share capital of the capital assets

1.3 "The Board of Directors" shall mean the Board of Directors of the Company

1.4 "Immediate Relatives" shall include husband, wife, common law spouse, children, brothers, sisters, cousins, aunts, uncles, parents, grandparents and the aforesaid relatives by marriage.

1.5 "plc" means Wembley plc

1.6 "plc Board" means the Board of Directors of Wembley plc

1.7 All references in this Agreement and Appendices hereto to the termination of the Executive's employment "howsoever arising" (or cognate expressions) shall be treated as including but not limited to such termination by the Executive or the Company (with or without notice), by operation of law, and whether or not such termination is connected with or results from a repudiatory breach of this Agreement on the part of the Executive or the Company

1.8 "Control" has the meaning ascribed by Section 416 Taxes Act 1988.

2. Appointment

The Company shall employ the Executive and the Executive shall serve the Company as Executive Chairman and Chief Executive on and subject to the terms and conditions specified herein ("the Employment").

3. Duration of Employment

The Employment commenced on 10 September 2003 and shall continue thereafter unless or until terminated in accordance with Clause 12 or by either party giving to the other one month's notice in writing or such other shorter notice period as may be mutually agreed.

4. Duties

4.1 The Executive shall be employed in the post of Executive Chairman and Chief Executive of the Company in which capacity he shall devote substantially all of his time, attention and skill to the proper and efficient discharge of his duties hereunder. He shall faithfully and diligently perform such duties and exercise such powers consistent therewith as may from time to time be assigned to or vested in him by the Board of Directors. He shall use his best endeavours to further the interests of the Company and Group Companies.

4.2 The Executive shall comply with the reasonable and lawful orders of the Board of Directors of the Company, and shall comply with all the Company's rules, regulations, policies and procedures from time to time in force, as are applicable to him.

4.3 The Executive shall report to the Board of Directors.

5. Place of Work

The Executive's current place of work shall be at Elvin House, Stadium Way Wembley, but in the performance of his duties hereunder, the Executive may be required to travel both throughout and outside the United Kingdom.

6. Exclusivity of Service

6.1 The Executive shall not (without the prior written consent of the Board which shall not be unreasonably withheld) during the Employment directly or indirectly be interested in, engage in, be concerned with, or provide services to, any other person, company, business entity or other organisation whatsoever (whether as an employee, officer, director, agent, partner,

consultant or otherwise) PROVIDED THAT the Executive may hold up to 3% of any securities in a company which is quoted on any recognised Stock Exchange.

6.2 The Company acknowledges that it is aware of the Executive's directorships of:-

- Photo Therapeutics Limited
- Creandum AB

6.3 The Executive confirms that he has fully disclosed to the Company all circumstances in respect of which there is, or there might be, a conflict of interest between the Company or any Group Company, and the Executive or his Immediate Relatives. He agrees to disclose fully to the Company any such circumstances which may arise during the Employment.

7. Salary

The Company shall pay to the Executive a base salary of £45,000 per calendar month, payable monthly in arrears.

8. Pension Scheme and other Benefits

There is no pension or other employee benefits attached to this appointment.

9. Share Options

The Executive shall not be eligible to receive share options in consideration of the Employment.

10. Car

The Executive may claim petrol for his car at the rate of 75 pence per mile for mileage on behalf of the Company.

11. Expenses

The Company shall reimburse to the Executive, against production of receipts all reasonable travelling, hotel, entertainment and other out-of-pocket expenses which he may from time to time be required to incur in the execution of his duties hereunder.

12. Termination

12.1 Notwithstanding Clause 3 above, the Company may terminate the Employment with immediate effect (and without notice or compensation in lieu thereof) if the Executive shall at any time:-

(a) be guilty of dishonesty, or other gross or persistent misconduct, or gross incompetence or wilful neglect of duty, or commits any other serious breach of this Agreement; or

(b) act in any manner (whether in the course of his duties or otherwise) which does or is likely to, bring him or the Company or any Group Company into serious disrepute; or

(c) become bankrupt, apply for or have made against him a receiving order under Section 286 Insolvency Act 1986, or have any order made against him to reach a voluntary arrangement as defined by Section 253 of that Act; or

(d) be or become of unsound mind as certified by a registered medical practitioner; or

(e) be unable as a result of substance abuse to perform his regular duties on an ongoing basis; or

(f) be convicted of an indictable offence materially affecting his suitability for continued employment.

Any delay by the Company in exercising such right to termination shall not constitute a waiver thereof.

12.2 On termination of the Employment, except to the extent that the Executive resumes his role of non-executive chairman of the Company, the Executive shall forthwith return to the Company in accordance with its instructions all equipment, correspondence, records, specifications, software, models, notes, reports and other documents and any copies thereof and any other property belonging to the Company or its Group Companies (including but not limited to equipment, credit cards, keys and passes) which are in his possession or under his control. The

Executive shall, if so required by the Company, confirm in writing his compliance with his obligations under Clause 12.2.

12.3 The Executive agrees that the Company may at its absolute discretion:-

12.3.1 give to the Executive compensation in lieu of any notice of termination of employment; in which event for the avoidance of doubt the Executive will not be entitled to any additional compensation in respect of any holiday which would otherwise have accrued during the notice period; and

12.3.2 require the Executive not to attend at work and/or not to undertake all or any of his duties hereunder during any period of notice (whether given by the Executive or the Company), provided always that the Company shall continue to pay the Executive's salary and contractual benefits.

12.4 The termination of the Employment shall be without prejudice to any right the Company may have in respect of any breach by the Executive of any of the provisions of this Agreement which may have occurred prior to such termination.

13. Directorships

13.1 Unless otherwise requested in writing by the Board of Directors, the Executive shall forthwith in writing resign from all directorships, trusteeships and other offices he may hold from time to time with the Company or any Group Company without compensation for loss of office in the event of:-

13.1.1 the termination of his employment under Clause 12 above, or

13.1.2 the Company exercising its rights under Sub-clause 12.3.2 above.

Except to the extent that Executive resumes his role as non-executive chairman of the Company.

13.2 On the termination of his Employment, howsoever arising, the Executive shall forthwith transfer (without payment) to the Company (or as the Company may direct) any qualifying or nominee shares provided by it or any third party in any Group Company to him.

13.3 In the event of the Executive failing within 3 days to comply with his obligations under sub-Clauses 13.1 and 13.2 above, he hereby irrevocably authorises the

Company to appoint some person in his name and on his behalf to sign or execute any documents and/or do all things necessary or requisite to give effect to such resignations or transfers (as applicable) as referred to in sub-Clauses 13.1 and 13.2 above.

14. Severability

The various provisions and sub-provisions of this Agreement and the Appendices attached hereto are severable. If any provision or sub-provision (or identifiable part thereof) is held to be invalid or unenforceable by any court of competent jurisdiction, then such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions or sub-provisions (or identifiable parts thereof) in this Agreement or its Appendices.

15. Notices

15.1 Any notice to be given hereunder may be delivered (a) in the case of the Company by first class post addressed to its Registered Office for the time being and (b) in the case of the Executive, either to him personally or by first class post to his last known address.

15.2 Notice served by post shall be deemed served on the second business day after the date of posting. For the purposes of this clause, "business day" means a day on which banks are open for business in the place of both the posting and the address of the notice.

16. Construction

16.1 The provisions of the Appendices hereto and any additional terms endorsed in writing by or on behalf of the parties hereto shall be read and construed as part of this Agreement and shall be enforceable accordingly.

16.2 The benefit of each agreement and obligation of the Executive under Appendices 2 and/or 3 hereto of this Agreement may be assigned to and enforced by all successors and assigns for the time being of the Company and such agreements and obligations shall operation and remain binding on the termination of this Agreement if such termination is pursuant to the Company's rights under sub-Clause 12.1.

16.3 The Executive recognises that, whilst performing his duties for the Company, he will have access to and come into contact with trade secrets and confidential information belonging to the Company or to Group companies and will obtain personal knowledge of and influence over its or their customers and/or employees. The Executive therefore agrees that the restrictions contained in Appendices 2 and

3 are reasonable and necessary to protect the legitimate business interests of the Company and its Group Companies both during and after the termination of his employment if such termination is pursuant to the Company's rights under sub-Clause 12.1.

17. Other Agreements

During the term of this Agreement the agreement between the Company and Cityreset Limited dated 27 September 1999, as amended by the letter of 27 February 2003, will be suspended but will be resumed on the termination of this Agreement provided that such termination is not pursuant to the Company's rights under sub-Clause 12.1. If the said Agreement with Cityreset Limited is not renewed, the Executive agrees that he will observe the provisions of Appendices 2 and 3.

18. Governing Law

This Agreement is governed by and construed in accordance with the laws of England and the parties hereto submit to the exclusive jurisdiction of the English Courts.

IN WITNESS whereof this Agreement has been signed by or on behalf of the parties the day and year first before written

SIGNED BY 30.09.03
on behalf of the Company

SIGNED BY 13/10 2003
the Executive

APPENDIX 1

STATUTORY PARTICULARS OF EMPLOYMENT AND OTHER MISCELLANEOUS PROVISIONS

1. **Continuity of Employment**

   The Executive's period of continuous employment commenced on 10 September 2003. No other period of employment with any previous employer is regarded as continuous employment of the Executive with the Company.

2. **Deductions**

   The Company shall be entitled at any time during the Employment, or in any event on termination, howsoever arising, to deduct from the Executive's remuneration hereunder any monies due from him to the Company including but not limited to any outstanding loans, advances, the cost of repairing any damage or loss to the Company's property caused by him (and of recovering the same), excess holiday, and any other monies owed by him to the Company. For the avoidance of doubt, this paragraph shall not apply to any benefits or monies which have accrued to the Executive under any pension scheme applicable to him.

3. **Hours of Work**

   There are no fixed working hours. The Executive is required to work such hours as are reasonably necessary for the efficient discharge of his duties or employment.

4. **Sick Pay**

   The executive is not entitled to sick pay from the Company in respect of this Employment

5. **Holidays**

   The Executive shall be entitled to 25 working days holiday in any one calendar year pro rata in addition to bank and public holidays.

   In the holiday year in which the Employment commences or terminates the entitlement to holiday shall accrue on a pro rata basis for each complete month of service.

The Company requires the Executive to take any outstanding holiday during any notice period and shall not make any additional payment in lieu thereof

6. **Overseas Travel**

When the Executive travels on Company business the class of travel will be Business Class or any corresponding equivalent.

7. **Grievance Procedure**

If the Executive has a grievance relating to his employment he may apply in person to the Board of Directors.

8. **Disciplinary Procedure**

There are no disciplinary rules in force in relation to the Executive who is expected at all times to conduct himself in a manner consistent with his senior status.

APPENDIX 2

CONFIDENTIALITY AND INTELLECTUAL PROPERTY RIGHTS

1. During his employment with the Company or any Group Company, and at all times after the termination arising pursuant to sub-Clause 12.1, the Executive shall not directly or indirectly:-

   1.1 use or exploit for his own purposes or those of any other person, company, business entity or other organisation whatsoever any trade secrets or confidential information relating or belonging to the Company or its Group Companies which has come to the Executive's knowledge during the course of the Employment including but not limited to marketing information, Intellectual Property, business plans or dealings, technical data, financial information or any information which has been given to the Company or Group Company in confidence by customers, suppliers or other persons, save as permitted under paragraphs 2.1 and 2.3 below;

   1.2 disclose to any person, company, business entity or other organisation whatsoever any trade secrets or confidential information relating or belonging to the Company or its Group Companies which has come to the Executive's knowledge during the course of the Employment including but not limited to marketing information, intellectual property, business plans or dealings, technical data, financial information or any information which has been given to the Company or Group Company in confidence by customers, suppliers or other persons, save as permitted under paragraph 2 below.

2. The obligations contained in Paragraph 1 shall not apply:-

   2.1 to any information or knowledge which may subsequently come into the public domain other than by way of unauthorised disclosure directly or indirectly by the Executive;

   2.2 to any act of the Executive in the proper performance of his duties of employment;

   2.3 where such use or disclosure has been properly authorised by the Company;

APPENDIX 3

POST-EMPLOYMENT RESTRAINTS

The Executive agrees that for a period of one year after termination of his employment arising pursuant to sub-Clause 12.1 of this Agreement he shall not whether on his own account or for any person, firm or organisation directly or indirectly solicit interfere with or endeavour to entice from the Company or any Group Company any person who is then or was during the period of one year preceding the date of such termination an employee of the Company provided that such restrictions shall only apply to employees with whom the Executive shall have been personally concerned and to those who have not previously given in or received notice of termination of their employment.

Wembley plc

30 September 2003

Claes Hultman
Watersteps
9 Oakwood Road
Wentworth
Virginia Water
GU25 4RZ

Dear Claes

APPOINTMENT AS EXECUTIVE CHAIRMAN

Following Nigel Potter having stepped down from his executive position within Wembley plc pending the trial, this letter is to record your appointment to the position of Executive Chairman and Chief Executive of the Company with effect from 10 September on the terms attached.

You will be remunerated for this role by a salary of £45,000 per calendar month or pro rata. During the period of your Employment under this Agreement, the terms of the letter between the Company and City Reset Limited dated 27 September 1999, as amended by the letter of 27 February 2003, appointing you as Chairman will be suspended, but will resume on the termination of this Agreement.

Yours sincerely

Peter Harris
Chairman of the Remuneration Committee
Senior Independent Non-Executive Director

Wembley plc
Elvin House Stadium Way Wembley HA9 0DW
Telephone 020 8902 8833 Fax 020 8900 1046
e-mail corporate@wembley.co.uk

Wembley plc

STRICTLY PRIVATE & CONFIDENTIAL

27 September 1999

Cityreset Limited
Watersteps
Oakwood Road
Virginia Water
SURREY GU25 4RZ

Dear Sir

I am writing to confirm and set out the terms of your supply of services ("the Services") of Mr Claes Hultman as Chairman of the Board of Wembley plc, and the related terms and conditions valid from 1st October 1999.

1. Mr Hultman will be expected, subject to unavoidable commitments, to attend all Board Meetings and meetings of relevant committees of the Board and the Annual General Meeting and other general meetings. These meetings will take place as arranged by the Board. Reasonable notice will be given and papers will be provided in advance. The Chief Executive of Wembley plc will report directly to Mr Hultman.

2. The fee has been agreed at £78,000+VAT per annum which will be paid monthly, to be reviewed annually by the Remuneration and Appointments Committee

3. The Services will be effective from 1st September 1999 for a period of three years, and are subject to the usual rules contained in the Company's Articles of Association and the Companies Act 1985 governing retirement by rotation of Mr Hultman as a Director of the Company.

4. It is acknowledged that Mr Hultman may resign as Director at any time upon giving written notice to the Board and should this happen this Agreement will be terminated forthwith. Wembley plc may terminate this Agreement by twelve months notice to Cityreset Limited (except in the case of gross misconduct). If this Agreement is terminated by either party for any reason Cityreset Limited will procure the resignation of Mr Hultman as Director.

5. The membership of the committees of the Board will be determined by the Board. Mr Hultman will be Chairman of the Appointments Committee for which he will receive no additional remuneration.

Wembley plc
Elvin House Stadium Way Wembley HA9 0DH
Telephone 0181 902 8833 Fax 0181 900 1046
e-mail corporate@wembley.co.uk

6. Cityreset Limited will be reimbursed for all Mr Hultman's travelling and hotel expenses reasonably incurred in the proper performance of the Services. The Company will require vouchers or other evidence of actual payment of such expenses as it may determine from time to time. In addition, a payment of £620 per month will be made by the Company to Cityreset Limited in respect of office expenses.

7. In his capacity as non-executive Director, Mr Hultman will be entitled to seek independent legal advice (at the expense of the Company) when, in his reasonable opinion, circumstances so require.

8. The Company has directors' liability insurance covering an aggregate maximum liability of all directors amounting to £5,000,000 which will cover Mr Hultman in the performance of the Services. A copy of the policy will be supplied shortly.

9. Cityreset Limited warrants that Mr Hultman is aware of his responsibilities as a director of a listed company including the obligations under the Model Code (a copy of which is enclosed), on dealings which has been adopted by the Company. Cityreset Limited warrants that Mr Hultman will keep confidential all commercial and price sensitive information relating to the Company.

Please countersign a copy of this letter by way of agreement.

Yours sincerely

John Fooks
Director

Peter Harris
Director

I agree to the above terms and conditions

Claes Hultman
for and on behalf of Cityreset Limited

Dated: 1/10 1999

Wembley plc

27 February 2003

Cityreset Limited
Watersteps
Oakwood Road
Virginia Water
Surrey
GU25 4RZ

Dear Sir

This letter extends the term of your supply of the Services (as therein defined) of Mr Claes Hultman as set out in our letter to you of 27 September 1999 ("the Original Letter") by a further 3 years until 30 September 2005.

The annual fee referred to in paragraph 2 of the Original Letter is now £90,000 plus VAT.

The payment in respect of office space in paragraph 6 of the Original Letter is now £700 per month.

In all other respects the terms of the Original Letter remain in full force and effect.

Could you please sign a copy of this letter to signify your acceptance of the terms and conditions that are attached to it.

Yours sincerely

Peter Harris
Director

Neil Chisman
Director

I agree to the above terms and conditions

Claes Hultman
for and on behalf of Cityreset Limited

Dated: 25/3 2003

Wembley plc
Elvin House Stadium Way Wembley HA9 0DW
Telephone 020 8902 8833 Fax 020 8900 1046
e-mail corporate@wembley.co.uk
Website: www.wembley.co.uk

Wembley plc Registered Office as above Registered number 226267 England

WEMBLEY PLC

and

B N POTTER

SERVICE AGREEMENT

THIS AGREEMENT is made the 30th day of November 1998

BETWEEN

Wembley plc whose registered office is at The Wembley Stadium, Wembley, Middlesex HA9 0DW (hereinafter called "the Company") of the one part; and

Brian Nigel Potter of Montana House, Broomfield Park, Sunningdale, Berkshire SL5 0JT (hereinafter called "the Executive") of the other part

This Agreement supersedes the previous Service Agreement between the Executive and the Company governing the Executive's position as Finance Director. The terms of this Agreement have been approved by the Remuneration Committee of the Company having regard to the fact that the Company wishes the Executive to remain in its employment as its Chief Executive for the maintenance of stability and the continuity of senior management within the Company and for the promotion of continued shareholder confidence and support

WHEREBY IT IS AGREED as follows:-

1. Definitions

In this Agreement the following words and cognate expressions shall have the meanings set out below:-

1.1 a "Group Company" includes any firm, company, corporation or other business entity:-

(a) which is directly or indirectly controlled by the Company; or

(b) which directly or indirectly controls the Company; or

(c) which is directly or indirectly controlled by a third party who also directly or indirectly controls the Company; or

(d) which is the successor in title or assign of the firms, companies, corporations or other business entity referred to in this Clause (1);

1.2 "The Board" shall mean the Board of Directors of the Company

1.3 "Immediate Relatives" shall include spouse, common law spouse, children, brothers, sisters, cousins, aunts, uncles, parents, grandparents and the aforesaid relatives by marriage.

1.4 All references in this Agreement and Appendices hereto to the termination of the Executive's employment "howsoever arising" (or cognate expressions) shall be treated as including but not limited to such termination by the Executive or the Company (with or without notice), by operation of law, and whether or not such

termination is connected with or results from a repudiatory breach of this Agreement on the part of the Executive or the Company.

1.5 "Control" has the meaning ascribed by Section 416 Taxes Act 1988.

2. Appointment

The Company shall employ the Executive and the Executive shall serve the Company as Chief Executive and Director on and subject to the terms and conditions specified herein ("the Employment").

3. Duration of Employment

The Employment shall continue unless or until terminated in accordance with Clause 15 or by either party giving to the other 12 months notice in writing. Provided that the notice required to be given by the Company shall be 24 months if such notice is given at any time following a Change of Control (as defined in Section 840 of the Taxes Act 1988).

4. Duties

4.1 The Executive shall be employed in the post of Chief Executive in which capacity he shall devote substantially all of his working time, attention and skill to the proper and efficient discharge of his duties hereunder. He shall faithfully and diligently perform such duties and exercise such powers consistent with the post as may from time to time be reasonably assigned to or vested in him by the Board. He shall use all reasonable endeavours to further the interests of the Company and Group Companies.

4.2 The Company reserves the right to require the Executive to perform services for, or hold any office in, any Group Company without further remuneration (unless otherwise agreed). However, the Executive will not be assigned duties or required to hold office or perform services which he cannot reasonably perform, or which are inconsistent with his role as Chief Executive.

4.3 The Executive shall comply with the reasonable and lawful orders of the Board, and shall comply with all the Company's rules, regulations, policies and procedures from time to time in force, as are applicable to him.

4.4 The Executive shall report to the Chairman for the time being of the Company.

5. Place of Work

The Executive's current place of work shall be at the Company's Head Office. The Executive may from time to time be required to travel both throughout and outside the United Kingdom as reasonably necessary for the performance of his duties hereunder.

6. Exclusivity of Service

6.1 The Executive shall not (without the prior written consent of the Board which shall not be unreasonably withheld) during the Employment directly or indirectly be interested in, engage in, be concerned with, or provide services to, any other person, company, business entity or other organisation whatsoever (whether as an employee, officer, director, agent, partner, consultant or otherwise) in respect of:-

6.1.1 any business which is similar to or competitive with the business of the Company or any Group Company;

6.1.2 any other business or activity which materially affects the proper and efficient discharge of his duties hereunder

PROVIDED THAT the Executive may hold up to 3% of any securities in a company which is quoted on any recognised Stock Exchange.

6.2 The Executive confirms that he has disclosed fully to the Company all circumstances in respect of which to his knowledge there is, or there might be, a conflict of interest between the Company or any Group Company, and the Executive or his Immediate Relatives. He agrees to disclose fully to the Company any such circumstances which may arise and come to his knowledge during the Employment.

7. Salary

7.1 The Company shall pay to the Executive a base salary of £200,000 per annum, payable monthly in arrears by equal instalments. Any variation in the Executive's base salary shall be in accordance with the policy (from time to time in force) of the Board and/or its Remuneration Committee relating to the remuneration of the Directors. The Remuneration Committee shall review the Executive's remuneration annually but shall be under no obligation to increase it.

7.2 The remuneration specified in Clause 7.1 above shall be exclusive of any fees to which the Executive may be entitled as a Director of the Company or of any Group Company.

8. Incentive Remuneration Scheme

The Executive shall also be entitled to participate in the Company's discretionary incentive remuneration schemes applicable from time to time to its Executive Directors. Details of the current scheme can be obtained from the Company

Secretary. The Company (acting through the Remuneration Committee of the Board) reserves the right, in its absolute discretion, to vary the terms, and/or the level of remuneration payable, under any incentive remuneration scheme annually but only so as to have effect from the commencement at the next financial year and not so as to materially reduce the Executive's current prospects of reward based on performance.

9. Pension Scheme

The Executive is a member of the Wembley 1989 Retirement Benefit Scheme the rules of which (incorporating any changes from time to time made therein) are available for inspection at the Company Secretary's office at any time upon reasonable notice.

10. Share Options

The Company shall procure that the Executive has the opportunity to participate in and receive awards under the Share Option Scheme for Main Board Directors and Senior Executives (and any successor scheme) on a basis at least as beneficial as the other participators. Share Options or rights to the grant of Share Options, granted to the Executive will be subject to the rules of the share Option Scheme and any exclusion of claims in respect of the loss of such rights under such rules is deemed to be incorporated into this Agreement except as hereinafter otherwise provided.

11. Car

The Company shall provide the Executive with a fully expensed Jaguar Sovereign motor car or other motor car the price of which does not exceed 40% of his basic salary

The Executive shall:-

11.1 take good care of the car (fair wear and tear excepted) and procure that the provisions and conditions of any policy of insurance relating thereto are observed;

11.2 return the car and its keys to the Company's registered office immediately upon the determination the Employment.

12. Other Benefits

Throughout the Executive's employment under this Agreement the Company shall provide for him at its cost medical benefits, disability benefits life cover and other benefits of the type and quality specified in paragraphs 4,5 and 6 of Appendix 1 together with such other benefits as may be made available generally to senior executives of the Company.

13. Expenses

The Company shall reimburse to the Executive, against production of receipts all reasonable travelling, hotel, entertainment and other out-of-pocket expenses which he may from time to time properly incur in the execution of his duties hereunder.

14. Reasonableness of Restrictions

14.1 The Executive recognises that, whilst performing his duties for the Company, he will have access to and come into contact with trade secrets and confidential information belonging to the Company or to Group companies and will obtain personal knowledge of and influence over its or their customers and/or employees. The Executive therefore agrees that the restrictions contained in Appendices 2 and 3 are reasonable and necessary to protect the legitimate business interests of the Company and its Group Companies both during and after the termination of his employment.

14.2 The Executive agrees that he will observe the obligations set out in Appendices 2 and 3 annexed hereto.

15. Termination

15.1 Notwithstanding Clause 3 above, the Company may, by a majority decision of the Board of Directors (excluding the Executive), terminate the Employment with immediate effect (and without notice or compensation in lieu thereof) if the Executive shall at any time:-

(a) be guilty of dishonesty, or other gross misconduct, or gross incompetence or wilful and substantial neglect of duty, or commits any other serious and material breach of this Agreement; or

(b) become bankrupt, apply for or have made against him a receiving order under Section 286 Insolvency Act 1986, or have any order made against

him to reach a voluntary arrangement as defined by Section 253 of that Act; or

(c) resign as a director of the Company or any Group Company (without the written consent of the Board of Directors or without good and justifiable cause having regard to his fiduciary duties to the Company); or

(d) be or become of unsound mind as certified by a registered medical practitioner; or

(e) be unable as a result of substance abuse to perform his regular duties on an ongoing basis; or

(f) be convicted of an indictable offence materially affecting his suitability for continued employment; or

(g) be or become prohibited by law from being a director, as a result of any default by him.

Any delay by the Company in exercising such right to termination shall not constitute a waiver thereof.

15.2 The Board of Directors of the Company shall be entitled to suspend the Executive for up to a maximum of four weeks on full pay and benefits whilst carrying out an investigation into the Executive's involvement in an allegation concerning any matter referred to in Clause 15.1 above.

15.3 The Company may terminate the Executive's employment on 26 weeks written notice, in the event that the Executive is prevented as a result of ill-health (physical or mental) or injury from satisfactorily performing his duties for an aggregate period of 26 weeks in any period of 12 consecutive months provided that upon such termination the Executive will be protected during continued disability by an adequate PHI policy for an annual amount equivalent to at least two thirds of his then current salary.

15.4 On termination of the Employment, the Executive shall forthwith return to the Company in accordance with its instructions all equipment, correspondence,

records, specifications, software, models, notes, reports and other documents and any copies thereof and any other property belonging to the Company or its Group Companies (including but not limited to the Company car keys, equipment, credit cards, keys and passes) which are in his possession or under his control (with the exception of Board Minutes and Agenda and documents referred to therein). The Executive shall, if so required by the Company, confirm in writing his compliance with his obligations under Clause 15.4.

15.5 In the circumstances other than those envisaged in Clause 15.1 the Company may terminate this Agreement immediately by giving written notice to the Executive provided it thereupon immediately pays to the Executive by way of pre-agreed liquidated damages a sum equivalent to 95% of one year's remuneration without further discount. One year's remuneration shall be calculated by taking the highest annual remuneration (base salary together with bonus, if any) of the previous three years together with a payment equivalent to the cost to the Executive of replacing for one year the benefits provided under Clauses 9, 11 and 12 of the Agreement (pension, car and other benefits). In the event of such termination the Company shall also pay forthwith any bonus earned by the Executive in respect of the previous bonus year which at the date of termination may remain unpaid and procure to be exercised in his favour any available discretions to permit the Executive to retain and exercise share options already granted to him but remaining unexercised at that date.

15.6 If the Company unlawfully terminates this Agreement (that is to say otherwise than in accordance with the provisions of Clause 3, Clause 15.1, Clause 15.5 above, or Clause 16.1 below) then it is agreed between the parties hereto that damages will be calculated as if termination had been effected by the Company pursuant to Clause 15.5 aforesaid or termination takes place within six months following a change in control, then pursuant to Clause 16.1 (aforesaid).

15.7 The Executive agrees that the Company may at its absolute discretion require the Executive not to attend at work and/or not to undertake all or any of his duties hereunder during any period of notice (whether given by the Executive or the Company), provided always that the Company shall continue to pay the Executive's salary and fully maintain all contractual benefits and that this clause shall be operated for a maximum period or periods of six months in aggregate.

15.8 The termination of the Employment shall be without prejudice to any right either party may have in respect of any breach by the other party of any of the provisions of this Agreement which may have occurred prior to such termination.

15.9 In the event of termination of the Employment hereunder, however arising, the Executive agrees that he will not at any time after such termination incorrectly represent himself as still having any connection with the Company or any Group Company save as a former employee for the purpose of communicating with prospective employers or complying with any applicable statutory requirements.

15.10 The Executive's employment hereunder shall terminate automatically (without notice or compensation in lieu thereof) on his 60th birthday (or such other birthday as the parties may agree in writing).

16. Change of Control

16.1 If there is a change in Control of the Company (as defined in Section 840 of the Taxes Act 1988) and the Executive's employment is terminated by the Company within six months thereafter (otherwise than pursuant to Clause 3 of clause 15.1) the Executive shall be entitled to a severance payment by way of pre-agreed liquidated damages. The amount of this payment shall be equivalent to 85% of the aggregate of:

(a) two years' remuneration calculated by taking the highest annual remuneration (base salary together with bonus, if any) of the previous three years; and

(b) a sum equivalent to the cost to the Executive of replacing for two years the benefits under Clauses 9, 11 and 12 of this Agreement (pension, car and other benefits)

without further discount.

16.2 The Executive shall be entitled to terminate his employment by 28 days' prior notice given at any time within six months of a change in control (as defined in Clause 16.1) and upon such voluntary termination the Executive shall be entitled to a severance payment calculated in accordance with Clause 16.1.

16.3 In the event of termination pursuant to either clause 16.1 or Clause 16.2 above the Company shall also pay forthwith any bonus earned by the Executive in respect of

the previous bonus year which at the date of termination may remain unpaid and procure to be exercised in his favour any available discretions to permit the Executive to retain and exercise share options already granted to him but remaining unexercised at that date.

16.4 The provisions of Clause 15.5 and Clause 16.1 above are considered by the parties to be genuine pre-estimates of the losses which would be suffered by the Executive in the event of termination in the circumstances provided for.

17. Directorships

17.1 Unless otherwise requested in writing by the Board of Directors, the Executive shall forthwith in writing resign from all directorships, trusteeships and other offices he may hold from time to time with the Company or any Group Company without compensation for loss of office in the event of:-

the termination of his employment, howsoever arising.

17.2 On the termination of his Employment, howsoever arising, the Executive shall forthwith transfer (without payment) to the Company (or as the Company may direct) any qualifying or nominee shares provided by it or any third party in any Group Company to him.

17.3 In the event of the Executive failing within 3 days to comply with his obligations under sub-Clauses 17.1 and 17.2 above, he hereby irrevocably authorises the Company to appoint some person in his name and on his behalf to sign or execute any documents and/or do all things necessary or requisite to give effect to such resignations or transfers (as applicable) as referred to in sub-Clauses 17.1 and 17.2 above.

17.4 The removal of the Executive from the office of Director of the Company or the failure of the Company in general meeting to re-elect the Executive as a Director of the Company if under the Articles of Association for the time being of the Company he shall be obliged to retire by rotation or otherwise shall terminate his employment under this Agreement. Such termination shall be taken to be a breach by the Company of this Agreement unless at the time of removal or failure to re-elect the Company was entitled to terminate the Executive's employment in accordance with Clause 15. The Executive shall not during his employment resign his office as a Director of the Company or of any Group Company (without good and justifiable cause having regard to his fiduciary duties to the Company)

or do anything which could cause him to be disqualified from continuing to act as such a Director.

18. Severability

The various provisions and sub-provisions of this Agreement and the Appendices attached hereto are severable. If any provision or sub-provision (or identifiable part thereof) is held to be invalid or unenforceable by any court of competent jurisdiction, then such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions or sub-provisions (or identifiable parts thereof) in this Agreement or its Appendices.

19. Notices

19.1 Any notice to be given hereunder may be delivered (a) in the case of the Company by first class post addressed to its Registered Office for the time being and (b) in the case of the Executive, either to him personally or by first class post to his last known address.

19.2 Notice served by post shall be deemed served on the second business day after the date of posting. For the purposes of this clause, "business day" means a day on which banks are open for business in the place of both the posting and the address of the notice.

20. Construction

20.1 The provisions of the Appendices hereto and any additional terms endorsed in writing by or on behalf of the parties hereto shall be read and construed as part of this Agreement and shall be enforceable accordingly.

20.2 The benefit of each agreement and obligations of the Executive under Appendices 2 and/or 3 hereto of this Agreement may be assigned to and enforced by all successors and assigns for the time being of the Company and such agreements and obligations shall operate and remain binding notwithstanding the termination of this Agreement, howsoever arising, but for the avoidance of doubt this provision shall not affect the Executive's right to object to the transfer of his contract of employment as provided for in the Transfer of Undertakings (Protection of Employment) Regulations 1981 or any amendment thereof.

21. Prior Agreements

This Agreement cancels and is in substitution for all previous letters of engagement, agreements and arrangements (whether oral or in writing) other than the Scheme Amendment Authority amending the rules of the Wembley 1989

Pension Scheme dated 21 January 1994 attached to this Agreement as Schedule 4 relating to the subject-matter hereof between the Company and/or any Group Company and the Executive all of which shall be deemed to have been terminated by mutual consent. This Agreement constitutes the entire terms and conditions of the Executive's employment and no waiver or modification thereof shall be valid unless in writing, signed by the parties and only to the extent therein set forth.

22. Governing Law

This Agreement is governed by and construed in accordance with the laws of England and the parties hereto submit to the exclusive jurisdiction of the English Courts.

IN WITNESS whereof this Agreement has been signed by or on behalf of the parties the day and year first before written

SIGNED BY
on behalf of the Company

SIGNED BY
the Executive

APPENDIX 1

STATUTORY PARTICULARS OF EMPLOYMENT AND OTHER MISCELLANEOUS PROVISIONS

1. **Continuity of Employment**

The Executive's period of continuous employment commenced on 1 September 1992. No other period of employment with any previous employer is regarded as continuous employment of the Executive with the Company.

2. **Deductions**

The Company shall be entitled at any time during the Employment, or in any event on termination, howsoever arising, to deduct from the Executive's remuneration hereunder any monies due from him to the Company including but not limited to any outstanding loans, advances, the cost of repairing any damage or loss to the Company's property caused by him (and of recovering the same), excess holiday, and any other monies owed by him to the Company. For the avoidance of doubt, this paragraph shall not apply to any benefits or monies which have accrued to the Executive under any pension scheme applicable to him.

3. **Hours of Work**

There are no fixed working hours. The Executive is required to work such hours as are reasonably necessary for the efficient discharge of his duties or employment.

4. **Sick Pay**

In the event that the Executive is incapacitated by bodily or mental ill-health or accident from performing his duties hereunder, the Company shall for the first 12 months of any such incapacity continue to pay or to provide to the Executive his salary and other benefits (less deductions referred to below). Thereafter there shall be substituted for the salary and other benefits such other sums as may be payable in accordance with the PHI Scheme. The Company, however, may deduct from any payments an amount equal to any Social Security benefits which the Executive is entitled to claim from the Department of Social Security.

5. **Medical Scheme**

The Executive is entitled to participate in the Company's private medical insurance scheme together with his wife and minor children and he is also entitled to participate in the Company's long term disability insurance scheme

(PHI Scheme), from time to time in force, subject to the prevailing terms and conditions of such schemes available to the Company at reasonable cost.

6. **Life Cover**

The Company will provide the Executive with death in service cover equal to 4 times base salary.

7. **Holidays**

The Executive shall be entitled to 30 working days holiday in any one calendar year in addition to bank and public holidays.

In the holiday year in which the Employment commences or terminates the entitlement to holiday shall accrue on a pro rata basis for each complete month of service.

If reasonably practicable the Company requires the Executive to take any outstanding holiday during any notice period and shall not make any additional payment in lieu thereof.

8. **Overseas Travel**

When the Executive travels on Company business the class of travel will be in accordance with Company policy issued from time to time.

9. **Grievance Procedure**

If the Executive has a grievance relating to his employment he may apply in person to the Chairman. If the matter is not then settled the Executive may write to the non-executive members of the Board setting out full details of the matter.

10. **Disciplinary Procedure**

There are no disciplinary rules in force in relation to the Executive who is expected at all times to conduct himself in a manner consistent with his senior status.

APPENDIX 2

CONFIDENTIALITY AND INTELLECTUAL PROPERTY RIGHTS

1. During his employment with the Company or any Group Company, and at all times after the termination thereof, howsoever arising, the Executive shall not directly or indirectly:-

   1.1 use or exploit for his own purposes or those of any other person, company, business entity or other organisation whatsoever any trade secrets or confidential information relating or belonging to the Company or its Group Companies which has come to the Executive's knowledge during the course of the Employment including but not limited to marketing information, Intellectual Property, business plans or dealings, technical data, financial information or any information which has been given to the Company or Group Company in confidence by customers, suppliers or other persons, save as permitted under paragraphs 2.1 and 2.3 below;

   1.2 disclose to any person, company, business entity or other organisation whatsoever any trade secrets or confidential information relating or belonging to the Company or its Group Companies which has come to the Executive's knowledge during the course of the Employment including but not limited to marketing information, Intellectual Property, business plans or dealings, technical data, financial information or any information which has been given to the Company or Group Company in confidence by customers, suppliers or other persons, save as permitted under paragraph 2 below.

2. The obligations contained in Paragraph 1 shall not apply:-

   2.1 to any information or knowledge which may subsequently come into the public domain other than by way of unauthorised disclosure directly or indirectly by the Executive;

   2.2 to any act of the Executive in the proper performance of his duties of employment;

   2.3 where such use or disclosure has been properly authorised by the Company;

2.4 to any information which the Executive is required to disclose in accordance with an order of a Court of competent jurisdiction.

3. The Company or its Group Companies may from time to time be entrusted with confidential or propriety information, trade secrets, Intellectual Property of another person, firm, company, corporation, business entity or other organisation. In such circumstances, the Executive agrees to be bound by any reasonable contractual undertakings or obligations which the Company or any Group Company have agreed to impose on its or their employees in respect thereof. He further agrees to enter into any confidentiality undertaking that the Company or any Group Company may reasonably require him to enter into with any third party in respect thereof.

4. On the termination of his Employment with the Company and/or any Group Company (whether under this Agreement or otherwise, howsoever arising, or on the Company exercising its right under Clause 15 of the Agreement attached hereto), the Executive shall forthwith account for and deliver up to the Company all documents, software, discs and other information-storing medium (including all copies, summaries, notes and reproductions thereof) in his possession, custody or control (other than Board Minutes and Agendas and any documents referred to therein) which contain information or data:-

(a) belonging to the Company or any Group Company (or their customers or suppliers) relating to the past, existing or proposed business activities of the Company or any Group Company; or

(b) belonging to any third party who has given such information to the Company or any Group Company in confidence or on a restricted basis.

5. All records, documents, papers (including copies and summaries thereof) and other copyright protected works made or acquired by the Executive in the course of the Employment shall, together with all the worldwide copyright and design rights in all such works, be and at all times remain the absolute property of the Company.

6. The Executive hereby irrevocably and unconditionally waives all rights granted by Chapter IV of Part 1 of the Copyright, Designs and Patents Act 1988 that vest in him (whether before, on or after the date hereof) in connection with his

authorship of any copyright works in the course of his employment with the Company, wherever in the world enforceable including, without limitation, the right to be identified as the author of any such works and the right not to have any such works subjected to derogatory treatment.

7. The Company and the Executive acknowledge and accept the provisions of Sections 39 to 42 of the Patents Act 1977 ("the Act") relating to the ownership of employees' investigations and the compensation of employees for certain inventions respectively.

8. The Executive acknowledges and agrees that by virtue of the nature of his duties and the responsibilities arising he has a special obligation to further the interests of the Company within the meaning of Section 39(1)(b) of the Act.

9. Any invention, development, process, plan, design, formula, specification, program or other matter or work whatsoever (collectively called "the Inventions") made, developed or discovered by the Executive, either alone or in concert, whilst the Executive is employed by the Company shall forthwith be disclosed to the Company and subject to Section 39 of the Act shall belong to and be the absolute property of the Company.

10. With respect to those rights in the Inventions which do not belong to the Company pursuant to Paragraph 10 (collectively "Executive Rights"), the Executive at the request and cost of the Company (and notwithstanding the termination of his employment) shall forthwith license or assign (as determined by the Company) to the Company the Executive Rights and shall deliver to the Company all documents and other materials relating to the Investigations. The Company shall pay to the Executive such compensation for the licence or assignment as the Company shall reasonably determine in its absolute discretion, subject to Section 40 of the Act.

11. The Executive shall at the request and cost of the Company (and notwithstanding the termination of his employment) sign and execute all such documents and do all such acts as the Company may reasonably require:-

11.1 to apply for and obtain in the sole name of the Company alone (unless the Company otherwise directs) patent, registered design, or other protection of any nature whatsoever in respect of the Inventions in any country throughout the world and, when so obtained or vested, to renew and maintain the same;

11.2 to resist any objection or opposition to obtaining and any petitions or applications for revocation of any such patent, registered design or other protection; and

11.3 to bring any proceedings for infringement of any such patent, registered design or other protection.

12. The Company shall decide, in its sole discretion, whenever to apply for patent, registered design or other protection in respect of the Inventions and reserves the right to work any of the Inventions as a secret process.

13. The definitions set out in Clause 1 of the Agreement shall also apply to this Appendix 2.

"Intellectual Property" includes letters patent, trade marks (whether registered or unregistered), designs, utility models, copyright or applications for any of the foregoing, discoveries, creations, investigations or improvements, know-how, business names (whether or not registered).

APPENDIX 3

POST-EMPLOYMENT RESTRAINTS

The Executive agrees that for a period of one year after termination of his employment under this Agreement he shall not whether on his own account or for any person, firm or organisation directly or indirectly solicit interfere with or endeavour to entice from the Company or any Group Company any person who is then or was during the period of one year preceding the date of such termination an employee provided that such restrictions shall only apply to employees with whom the Executive shall have been personally concerned and to those who have not previously given in or received notice of termination of their employment.

APPENDIX 4

SPECIAL PENSION ARRANGEMENTS

wembley plc

8 December 1999

Mr. B. N. Potter,
Montana House,
Broomfield Park,
Sunningdale,
Berkshire.
SL5 OJT

Dear Nigel,

Nigel Potter FURBS

1. INTRODUCTION
The Company is pleased to invite you to join the Nigel Potter FURBS from the lst October 1999. It is confirmed that the Scheme meets with the Pension Preservation requirements of the Social Security Act 1973 and the Equal Access requirements of the Social Security Act 1975. This is a Funded Unapproved Retirement Benefits Scheme (F.U.R.B.S.) for the purposes of the 1989 Finance Act.

2. NORMAL RETIREMENT DATE
Your Normal Retirement Date will be your 60th birthday.

3. BENEFITS
The benefits payable will, depend on the amount accumulated in the Scheme in respect of your membership. This will be in addition to your entitlement under the main Company Pension Scheme. The amount accumulated will reflect the contributions made by the Company on your behalf, any contributions made by you and the investment performance achieved by the Trustees in respect of the fund.

4. BENEFITS ON RETIREMENT
On retirement (which includes for these purposes leaving service) you will be entitled to a pension based on the value of your accumulated fund or a transfer may be made to another Pension Scheme or the fund can continue to accumulate until you wish to draw benefits.

Wembley plc
Elvin House Stadium Way Wembley HA9 0DH
Telephone 0181 902 6833 Fax 0181 900 1046
e-mail corporate@wembley.co.uk

You may as an alternative take all or part of your accumulated fund as tax free cash. You may also arrange to provide a dependant's pension.
If you remain in service after Normal Retirement Date, payment of your benefits may, if you wish, be deferred until you actually retire.

5. BENEFITS ON DEATH AFTER RETIREMENT
Your pension will be paid for the remainder of your lifetime either from the fund or by the purchase of an annuity but if you should die within five years of retirement, your pension will continue to be paid to your dependants for the balance of the five years remaining from the date of retirement. Alternatively, a lump sum may be paid equal to the instalments of the balance of the five years pension which fall due after death. In addition, if you are married at the date of your death a spouse's pension or a pension to a dependant as defined below, may be paid or the value of your accumulated fund, if an annuity has not been purchased, may be paid in accordance with your instructions (if any) or to your personal representatives.

6. BENEFITS ON DEATH BEFORE RETIREMENT
The amount accumulated in the Scheme in respect of your membership as calculated by the Scheme's Actuary at the date of payment of benefits may be used to provide a tax free lump sum as above. A pension may also be provided for your spouse or dependants up to the age of 18 or expiry of full time education is you so wish.
Beneficiaries are selected at the discretion of the Trustees to whom you will normally have indicated your wishes. This is to ensure that no inheritance Tax should normally be payable.

7. PENSION INCREASES
Pension payments may be increased subject to the availability of funds.

8. CONTRIBUTIONS
You will not be required to contribute towards the cost of the Scheme. The whole of the cost will be borne by the Company. You may however make Additional Voluntary Contributions in accordance with the Scheme Rules. Please note that the Company's contributions are treated as a benefit to you upon which you will be taxed in the year of receipt.

9. LEAVING SERVICE
If you leave service, before Normal Retirement Date, no further contributions will be paid into the Scheme on your behalf by the Company, but you will be entitled to the benefit of the accumulated assets which represent your share of the Scheme Funds as determined by the Actuary at the date of payment of benefits. If you should subsequently die before Normal Retirement Date the value of your share will be payable on the same basis as in paragraphs 5 and 6 above. Payments will be made in accordance with the Scheme Rules. You may

as an alternative to your share of the assets remaining within the Scheme request that this be transferred to a new employers scheme or to any pension arrangement approved for this purpose by the Inland Revenue including an insurance policy.

10. SCHEME INFORMATION

The Scheme is covered by a formal Trust Deed and Rules which you will be able to inspect at any reasonable time. This document sets out the benefits of the Scheme in detail and should there be any conflict between the contents of the announcement and those of the Trust Deed and the Rules the terms of the latter document will prevail. In addition you are entitled to certain information under the Occupational Pension Schemes (Disclosure of Information) Regulations 1986 concerning the value of your share of the Scheme Funds and to sight of the annual report of the Scheme. If you have any queries or require information please contact the Scheme Administrator:-

James Hay Pension Trustees Limited,
Rowanmoor House,
46-50 Castle Street,
SALISBURY,
Wiltshire.
SP1 3TS

Telephone Salisbury (01722) 338333

Yours sincerely,

for Wembley plc.

Wembley plc

10 June 2003

B N Potter Esq
Montana House
Broomfield Park
Sunningdale
Berkshire
SL5 0JT

Dear Nigel

On the recommendation of the Remuneration Committee, the Board has approved an increase in salary to £278,100 per annum with effect from 1 July 2003.

All other terms and conditions of your Service Agreement remain the same.

Yours sincerely

Claes Hultman
Chairman

Wembley plc
Elvin House Stadium Way Wembley HA9 0DW
Telephone 020 8902 8833 Fax 020 8900 1046
e-mail corporate@wembley.co.uk
Wembley plc Registered office as above Registered number 236287 England

WEMBLEY PLC

and

M J ELLIOTT

SERVICE AGREEMENT

THIS AGREEMENT is made the 13th day of January 1999

BETWEEN

Wembley plc whose registered office is at The Wembley Stadium, Wembley, Middlesex HA9 0DW (hereinafter called "the Company") of the one part; and

Mark Jonathan Elliott of Old Orchards, 3 Meadway, Oxshott, Surrey KT22 0LZ (hereinafter called "the Executive") of the other part

WHEREBY IT IS AGREED as follows:-

1. <u>Definitions</u>

In this Agreement the following words and cognate expressions shall have the meanings set out below:-

1.1 "this Agreement" means this agreement including the schedules attached hereto

1.2 a "Group Company" includes any firm, company, corporation or other business entity:-

(a) which is directly or indirectly controlled by the Company; or

(b) which directly or indirectly controls the Company; or

(c) which is directly or indirectly controlled by a third party who also directly or indirectly controls the Company; or

(d) which is the successor in title or assign of the firms, companies, corporations or other business entity referred to in this Clause (1);

1.3 "The Board" shall mean the Board of Directors of the Company

1.4 "Immediate Relatives" shall include spouse, common law spouse, children, brothers, sisters, cousins, aunts, uncles, parents, grandparents and the aforesaid relatives by marriage.

1.5 All references in this Agreement and Appendices hereto to the termination of the Executive's employment "howsoever arising" (or cognate expressions) shall be treated as including but not limited to such termination by the Executive or the Company (with or without notice), by operation of law, and whether or not such termination is connected with or results from a repudiatory breach of this Agreement on the part of the Executive or the Company.

1.6 "Control" has the meaning ascribed by Section 416 Taxes Act 1988.

2. **Appointment**

The Company shall employ the Executive and the Executive shall serve the Company as Finance Director on and subject to the terms and conditions specified herein ("the Employment").

3. **Duration of Employment**

The Employment shall continue unless or until terminated in accordance with Clause 15 or by either party giving to the other 12 months notice in writing. Provided that the notice required to be given by the Company shall be 24 months if such notice is given at any time following a Change of Control (as defined in Section 840 of the Taxes Act 1988).

4. **Duties**

4.1 The Executive shall be employed in the post of Finance Director in which capacity he shall devote substantially all of his working time, attention and skill to the proper and efficient discharge of his duties hereunder. He shall faithfully and diligently perform such duties and exercise such powers consistent with the post as may from time to time be reasonably assigned to or vested in him by the Board. He shall use all reasonable endeavours to further the interests of the Company and Group Companies.

4.2 The Company reserves the right to require the Executive to perform services for, or hold any office in, any Group Company without further remuneration (unless otherwise agreed). However, the Executive will not be assigned duties or required to hold office or perform services which he cannot reasonably perform, or which are inconsistent with his role as Finance Director.

4.3 The Executive shall comply with the reasonable and lawful orders of the Board, and shall comply with all the Company's rules, regulations, policies and procedures from time to time in force, as are applicable to him.

4.4 The Executive shall report to the Chief Executive for the time being of the Company.

5. **Place of Work**

The Executive's current place of work shall be at the Company's Head Office. The Executive may from time to time be required to travel both throughout and outside the United Kingdom as reasonably necessary for the performance of his duties hereunder.

6. Exclusivity of Service

6.1 The Executive shall not (without the prior written consent of the Board which shall not be unreasonably withheld) during the Employment directly or indirectly be interested in, engage in, be concerned with, or provide services to, any other person, company, business entity or other organisation whatsoever (whether as an employee, officer, director, agent, partner, consultant or otherwise) in respect of:-

6.1.1 any business which is similar to or competitive with the business of the Company or any Group Company;

6.1.2 any other business or activity which materially affects the proper and efficient discharge of his duties hereunder

PROVIDED THAT the Executive may hold up to 3% of any securities in a company which is quoted on any recognised Stock Exchange.

6.2 The Executive confirms that he has disclosed fully to the Company all circumstances in respect of which to his knowledge there is, or there might be, a conflict of interest between the Company or any Group Company, and the Executive or his Immediate Relatives. He agrees to disclose fully to the Company any such circumstances which may arise and come to his knowledge during the Employment.

7. Salary

7.1 The Company shall pay to the Executive a base salary of £90,000 per annum, payable monthly in arrears by equal instalments. Any variation in the Executive's base salary shall be in accordance with the policy (from time to time in force) of the Board and/or its Remuneration Committee relating to the remuneration of the Directors. The Remuneration Committee shall review the Executive's remuneration annually but shall be under no obligation to increase it.

7.2 The remuneration specified in Clause 7.1 above shall be exclusive of any fees to which the Executive may be entitled as a Director of the Company or of any Group Company.

8. Incentive Remuneration Scheme

The Executive shall also be entitled to participate in the Company's discretionary incentive remuneration schemes applicable from time to time to its Executive Directors. Details of the current scheme can be obtained from the Company

Secretary. The Company (acting through the Remuneration Committee of the Board) reserves the right, in its absolute discretion, to vary the terms, and/or the level of remuneration payable, under any incentive remuneration scheme annually but only so as to have effect from the commencement at the next financial year and not so as to materially reduce the Executive's current prospects of reward based on performance.

9. Pension Scheme

The Executive is a member of the Wembley 1989 Retirement Benefit Scheme the rules of which (incorporating any changes from time to time made therein) are available for inspection at the Company Secretary's office at any time upon reasonable notice.

10. Share Options

The Company shall procure that the Executive has the opportunity to participate in and receive awards under the Share Option Scheme for Main Board Directors and Senior Executives (and any successor scheme) on a basis at least as beneficial as the other participators. Share Options or rights to the grant of Share Options, granted to the Executive will be subject to the rules of the share Option Scheme and any exclusion of claims in respect of the loss of such rights under such rules is deemed to be incorporated into this Agreement except as hereinafter otherwise provided.

11. Car

The Company shall provide the Executive with a fully expensed motor car the price of which does not exceed 40% of his basic salary.

The Executive shall:-

11.1 take good care of the car (fair wear and tear excepted) and procure that the provisions and conditions of any policy of insurance relating thereto are observed;

11.2 return the car and its keys to the Company's registered office immediately upon the determination the Employment.

12. Other Benefits

Throughout the Executive's employment under this Agreement the Company shall provide for him at its cost medical benefits, disability benefits, life cover and other benefits of the type and quality specified in paragraphs 4,5 and 6 of Appendix 1 together with such other benefits as may be made available generally to senior executives of the Company.

13. Expenses

The Company shall reimburse to the Executive, against production of receipts all reasonable travelling, hotel, entertainment and other out-of-pocket expenses which he may from time to time properly incur in the execution of his duties hereunder.

14. Reasonableness of Restrictions

14.1 The Executive recognises that, whilst performing his duties for the Company, he will have access to and come into contact with trade secrets and confidential information belonging to the Company or to Group companies and will obtain personal knowledge of and influence over its or their customers and/or employees. The Executive therefore agrees that the restrictions contained in Appendices 2 and 3 are reasonable and necessary to protect the legitimate business interests of the Company and its Group Companies both during and after the termination of his employment.

14.2 The Executive agrees that he will observe the obligations set out in Appendices 2 and 3 annexed hereto.

15. Termination

15.1 Notwithstanding Clause 3 above, the Company may, by a majority decision of the Board of Directors (excluding the Executive), terminate the Employment with immediate effect (and without notice or compensation in lieu thereof) if the Executive shall at any time:-

(a) be guilty of dishonesty, or other gross misconduct, or gross incompetence or wilful and substantial neglect of duty, or commits any other serious and material breach of this Agreement; or

(b) become bankrupt, apply for or have made against him a receiving order under Section 286 Insolvency Act 1986, or have any order made against

him to reach a voluntary arrangement as defined by Section 253 of that Act; or

(c) resign as a director of the Company or any Group Company (without the written consent of the Board of Directors or without good and justifiable cause having regard to his fiduciary duties to the Company); or

(d) be or become of unsound mind as certified by a registered medical practitioner; or

(e) be unable as a result of substance abuse to perform his regular duties on an ongoing basis; or

(f) be convicted of an indictable offence materially affecting his suitability for continued employment; or

(g) be or become prohibited by law from being a director, as a result of any default by him.

Any delay by the Company in exercising such right to termination shall not constitute a waiver thereof.

15.2 The Board of Directors of the Company shall be entitled to suspend the Executive for up to a maximum of four weeks on full pay and benefits whilst carrying out an investigation into the Executive's involvement in an allegation concerning any matter referred to in Clause 15.1 above.

15.3 The Company may terminate the Executive's employment on 26 weeks written notice, in the event that the Executive is prevented as a result of ill-health (physical or mental) or injury from satisfactorily performing his duties for an aggregate period of 26 weeks in any period of 12 consecutive months provided that upon such termination the Executive will be protected during continued disability by an adequate PHI policy for an annual amount equivalent to at least two thirds of his then current salary.

15.4 On termination of the Employment, the Executive shall forthwith return to the Company in accordance with its instructions all equipment, correspondence,

records, specifications, software, models, notes, reports and other documents and any copies thereof and any other property belonging to the Company or its Group Companies (including but not limited to the Company car keys, equipment, credit cards, keys and passes) which are in his possession or under his control (with the exception of Board Minutes and Agenda and documents referred to therein). The Executive shall, if so required by the Company, confirm in writing his compliance with his obligations under Clause 15.4.

15.5 In the circumstances other than those envisaged in Clause 15.1 the Company may terminate this Agreement immediately by giving written notice to the Executive provided it thereupon immediately pays to the Executive by way of pre-agreed liquidated damages a sum equivalent to 95% of one year's remuneration without further discount. One year's remuneration shall be calculated by taking the highest annual remuneration (base salary together with bonus, if any) of the previous three years together with a payment equivalent to the cost to the Executive of replacing for one year the benefits provided under Clauses 9, 11 and 12 of the Agreement (pension, car and other benefits). In the event of such termination the Company shall also pay forthwith any bonus earned by the Executive in respect of the previous bonus year which at the date of termination may remain unpaid and procure to be exercised in his favour any available discretions to permit the Executive to retain and exercise share options already granted to him but remaining unexercised at that date.

15.6 If the Company unlawfully terminates this Agreement (that is to say otherwise than in accordance with the provisions of Clause 3, Clause 15.1, Clause 15.5 above, or Clause 16.1 below) then it is agreed between the parties hereto that damages will be calculated as if termination had been effected by the Company pursuant to Clause 15.5 aforesaid or termination takes place within six months following a change in control, then pursuant to Clause 16.1 (aforesaid).

15.7 The Executive agrees that the Company may at its absolute discretion require the Executive not to attend at work and/or not to undertake all or any of his duties hereunder during any period of notice (whether given by the Executive or the Company), provided always that the Company shall continue to pay the Executive's salary and fully maintain all contractual benefits and that this clause shall be operated for a maximum period or periods of six months in aggregate.

15.8 The termination of the Employment shall be without prejudice to any right either party may have in respect of any breach by the other party of any of the provisions of this Agreement which may have occurred prior to such termination.

15.9 In the event of termination of the Employment hereunder, however arising, the Executive agrees that he will not at any time after such termination incorrectly represent himself as still having any connection with the Company or any Group Company save as a former employee for the purpose of communicating with prospective employers or complying with any applicable statutory requirements.

15.10 The Executive's employment hereunder shall terminate automatically (without notice or compensation in lieu thereof) on his 60th birthday (or such other birthday as the parties may agree in writing).

16. Change of Control

16.1 If there is a change in Control of the Company (as defined in Section 840 of the Taxes Act 1988) and the Executive's employment is terminated by the Company within six months thereafter (otherwise than pursuant to Clause 3 of clause 15.1) the Executive shall be entitled to a severance payment by way of pre-agreed liquidated damages. The amount of this payment shall be equivalent to 85% of the aggregate of:

(a) two years' remuneration calculated by taking the highest annual remuneration (base salary together with bonus, if any) of the previous three years; and

(b) a sum equivalent to the cost to the Executive of replacing for two years the benefits under Clauses 9, 11 and 12 of this Agreement (pension, car and other benefits)

without further discount.

16.2 The Executive shall be entitled to terminate his employment by 28 days' prior notice given at any time within six months of a change in control (as defined in Clause 16.1) and upon such voluntary termination the Executive shall be entitled to a severance payment calculated in accordance with Clause 16.1.

16.3 In the event of termination pursuant to either clause 16.1 or Clause 16.2 above the Company shall also pay forthwith any bonus earned by the Executive in respect of

the previous bonus year which at the date of termination may remain unpaid and procure to be exercised in his favour any available discretions to permit the Executive to retain and exercise share options already granted to him but remaining unexercised at that date.

16.4 The provisions of Clause 15.5 and Clause 16.1 above are considered by the parties to be genuine pre-estimates of the losses which would be suffered by the Executive in the event of termination in the circumstances provided for.

17. Directorships

17.1 Unless otherwise requested in writing by the Board of Directors, the Executive shall forthwith in writing resign from all directorships, trusteeships and other offices he may hold from time to time with the Company or any Group Company without compensation for loss of office in the event of:-

the termination of his employment, howsoever arising.

17.2 On the termination of his Employment, howsoever arising, the Executive shall forthwith transfer (without payment) to the Company (or as the Company may direct) any qualifying or nominee shares provided by it or any third party in any Group Company to him.

17.3 In the event of the Executive failing within 3 days to comply with his obligations under sub-Clauses 17.1 and 17.2 above, he hereby irrevocably authorises the Company to appoint some person in his name and on his behalf to sign or execute any documents and/or do all things necessary or requisite to give effect to such resignations or transfers (as applicable) as referred to in sub-Clauses 17.1 and 17.2 above.

17.4 The removal of the Executive from the office of Director of the Company or the failure of the Company in general meeting to re-elect the Executive as a Director of the Company if under the Articles of Association for the time being of the Company he shall be obliged to retire by rotation or otherwise shall terminate his employment under this Agreement. Such termination shall be taken to be a breach by the Company of this Agreement unless at the time of removal or failure to re-elect the Company was entitled to terminate the Executive's employment in accordance with Clause 15. The Executive shall not during his employment resign his office as a Director of the Company or of any Group Company (without good and justifiable cause having regard to his fiduciary duties to the Company)

or do anything which could cause him to be disqualified from continuing to act as such a Director.

18. Severability

The various provisions and sub-provisions of this Agreement and the Appendices attached hereto are severable. If any provision or sub-provision (or identifiable part thereof) is held to be invalid or unenforceable by any court of competent jurisdiction, then such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions or sub-provisions (or identifiable parts thereof) in this Agreement or its Appendices.

19. Notices

19.1 Any notice to be given hereunder may be delivered (a) in the case of the Company by first class post addressed to its Registered Office for the time being and (b) in the case of the Executive, either to him personally or by first class post to his last known address.

19.2 Notice served by post shall be deemed served on the second business day after the date of posting. For the purposes of this clause, "business day" means a day on which banks are open for business in the place of both the posting and the address of the notice.

20. Construction

20.1 The provisions of the Appendices hereto and any additional terms endorsed in writing by or on behalf of the parties hereto shall be read and construed as part of this Agreement and shall be enforceable accordingly.

20.2 The benefit of each agreement and obligations of the Executive under Appendices 2 and/or 3 hereto of this Agreement may be assigned to and enforced by all successors and assigns for the time being of the Company and such agreements and obligations shall operate and remain binding notwithstanding the termination of this Agreement, howsoever arising, but for the avoidance of doubt this provision shall not affect the Executive's right to object to the transfer of his contract of employment as provided for in the Transfer of Undertakings (Protection of Employment) Regulations 1981 or any amendment thereof.

21. Prior Agreements

This Agreement cancels and is in substitution for all previous letters of engagement, agreements and arrangements (whether oral or in writing) relating to the subject-matter hereof between the Company and/or any Group Company and

the Executive all of which shall be deemed to have been terminated by mutual consent. This Agreement constitutes the entire terms and conditions of the Executive's employment and no waiver or modification thereof shall be valid unless in writing, signed by the parties and only to the extent therein set forth.

22. Governing Law

This Agreement is governed by and construed in accordance with the laws of England and the parties hereto submit to the exclusive jurisdiction of the English Courts.

IN WITNESS whereof this Agreement has been signed by or on behalf of the parties the day and year first before written

SIGNED BY
on behalf of the Company

SIGNED BY
the Executive

APPENDIX 1

STATUTORY PARTICULARS OF EMPLOYMENT AND OTHER MISCELLANEOUS PROVISIONS

1. **Continuity of Employment**

The Executive's period of continuous employment commenced on 16 July 1990. No other period of employment with any previous employer is regarded as continuous employment of the Executive with the Company.

2. **Deductions**

The Company shall be entitled at any time during the Employment, or in any event on termination, howsoever arising, to deduct from the Executive's remuneration hereunder any monies due from him to the Company including but not limited to any outstanding loans, advances, the cost of repairing any damage or loss to the Company's property caused by him (and of recovering the same), excess holiday, and any other monies owed by him to the Company. For the avoidance of doubt, this paragraph shall not apply to any benefits or monies which have accrued to the Executive under any pension scheme applicable to him.

3. **Hours of Work**

There are no fixed working hours. The Executive is required to work such hours as are reasonably necessary for the efficient discharge of his duties or employment.

4. **Sick Pay**

In the event that the Executive is incapacitated by bodily or mental ill-health or accident from performing his duties hereunder, the Company shall for the first 12 months of any such incapacity continue to pay or to provide to the Executive his salary and other benefits (less deductions referred to below). Thereafter there shall be substituted for the salary and other benefits such other sums as may be payable in accordance with the PHI Scheme. The Company, however, may deduct from any payments an amount equal to any Social Security benefits which the Executive is entitled to claim from the Department of Social Security.

5. **Medical Scheme**

The Executive is entitled to participate in the Company's private medical insurance scheme together with his wife and minor children and he is also entitled to participate in the Company's long term disability insurance scheme

(PHI Scheme), from time to time in force, subject to the prevailing terms and conditions of such schemes available to the Company at reasonable cost.

6. **Life Cover**

The Company will provide the Executive with death in service cover equal to 4 times base salary.

7. **Holidays**

The Executive shall be entitled to 30 working days holiday in any one calendar year in addition to bank and public holidays.

In the holiday year in which the Employment commences or terminates the entitlement to holiday shall accrue on a pro rata basis for each complete month of service.

If reasonably practicable the Company requires the Executive to take any outstanding holiday during any notice period and shall not make any additional payment in lieu thereof.

8. **Overseas Travel**

When the Executive travels on Company business the class of travel will be in accordance with Company policy issued from time to time.

9. **Grievance Procedure**

If the Executive has a grievance relating to his employment he may apply in person to the Chairman. If the matter is not then settled the Executive may write to the non-executive members of the Board setting out full details of the matter.

10. **Disciplinary Procedure**

There are no disciplinary rules in force in relation to the Executive who is expected at all times to conduct himself in a manner consistent with his senior status.

APPENDIX 2
CONFIDENTIALITY AND INTELLECTUAL PROPERTY RIGHTS

1. During his employment with the Company or any Group Company, and at all times after the termination thereof, howsoever arising, the Executive shall not directly or indirectly:-

   1.1 use or exploit for his own purposes or those of any other person, company, business entity or other organisation whatsoever any trade secrets or confidential information relating or belonging to the Company or its Group Companies which has come to the Executive's knowledge during the course of the Employment including but not limited to marketing information, Intellectual Property, business plans or dealings, technical data, financial information or any information which has been given to the Company or Group Company in confidence by customers, suppliers or other persons, save as permitted under paragraphs 2.1 and 2.3 below;

   1.2 disclose to any person, company, business entity or other organisation whatsoever any trade secrets or confidential information relating or belonging to the Company or its Group Companies which has come to the Executive's knowledge during the course of the Employment including but not limited to marketing information, Intellectual Property, business plans or dealings, technical data, financial information or any information which has been given to the Company or Group Company in confidence by customers, suppliers or other persons, save as permitted under paragraph 2 below.

2. The obligations contained in Paragraph 1 shall not apply:-

   2.1 to any information or knowledge which may subsequently come into the public domain other than by way of unauthorised disclosure directly or indirectly by the Executive;

   2.2 to any act of the Executive in the proper performance of his duties of employment;

   2.3 where such use or disclosure has been properly authorised by the Company;

2.4 to any information which the Executive is required to disclose in accordance with an order of a Court of competent jurisdiction.

3. The Company or its Group Companies may from time to time be entrusted with confidential or propriety information, trade secrets, Intellectual Property of another person, firm, company, corporation, business entity or other organisation. In such circumstances, the Executive agrees to be bound by any reasonable contractual undertakings or obligations which the Company or any Group Company have agreed to impose on its or their employees in respect thereof. He further agrees to enter into any confidentiality undertaking that the Company or any Group Company may reasonably require him to enter into with any third party in respect thereof.

4. On the termination of his Employment with the Company and/or any Group Company (whether under this Agreement or otherwise, howsoever arising, or on the Company exercising its right under Clause 15 of the Agreement attached hereto), the Executive shall forthwith account for and deliver up to the Company all documents, software, discs and other information-storing medium (including all copies, summaries, notes and reproductions thereof) in his possession, custody or control (other than Board Minutes and Agendas and any documents referred to therein) which contain information or data:-

(a) belonging to the Company or any Group Company (or their customers or suppliers) relating to the past, existing or proposed business activities of the Company or any Group Company; or

(b) belonging to any third party who has given such information to the Company or any Group Company in confidence or on a restricted basis.

5. All records, documents, papers (including copies and summaries thereof) and other copyright protected works made or acquired by the Executive in the course of the Employment shall, together with all the worldwide copyright and design rights in all such works, be and at all times remain the absolute property of the Company.

6. The Executive hereby irrevocably and unconditionally waives all rights granted by Chapter IV of Part 1 of the Copyright, Designs and Patents Act 1988 that vest in him (whether before, on or after the date hereof) in connection with his

authorship of any copyright works in the course of his employment with the Company, wherever in the world enforceable including, without limitation, the right to be identified as the author of any such works and the right not to have any such works subjected to derogatory treatment.

7. The Company and the Executive acknowledge and accept the provisions of Sections 39 to 42 of the Patents Act 1977 ("the Act") relating to the ownership of employees' investigations and the compensation of employees for certain inventions respectively.

8. The Executive acknowledges and agrees that by virtue of the nature of his duties and the responsibilities arising he has a special obligation to further the interests of the Company within the meaning of Section 39(1)(b) of the Act.

9. Any invention, development, process, plan, design, formula, specification, program or other matter or work whatsoever (collectively called "the Inventions") made, developed or discovered by the Executive, either alone or in concert, whilst the Executive is employed by the Company shall forthwith be disclosed to the Company and subject to Section 39 of the Act shall belong to and be the absolute property of the Company.

10. With respect to those rights in the Inventions which do not belong to the Company pursuant to Paragraph 9. (collectively "Executive Rights"), the Executive at the request and cost of the Company (and notwithstanding the termination of his employment) shall forthwith license or assign (as determined by the Company) to the Company the Executive Rights and shall deliver to the Company all documents and other materials relating to the Investigations. The Company shall pay to the Executive such compensation for the licence or assignment as the Company shall reasonably determine in its absolute discretion, subject to Section 40 of the Act.

11. The Executive shall at the request and cost of the Company (and notwithstanding the termination of his employment) sign and execute all such documents and do all such acts as the Company may reasonably require:-

11.1 to apply for and obtain in the sole name of the Company alone (unless the Company otherwise directs) patent, registered design, or other protection of any nature whatsoever in respect of the Inventions in any country throughout the world and, when so obtained or vested, to renew and maintain the same;

11.2 to resist any objection or opposition to obtaining and any petitions or applications for revocation of any such patent, registered design or other protection; and

11.3 to bring any proceedings for infringement of any such patent, registered design or other protection.

12. The Company shall decide, in its sole discretion, whenever to apply for patent, registered design or other protection in respect of the Inventions and reserves the right to work any of the Inventions as a secret process.

13. The definitions set out in Clause 1 of the Agreement shall also apply to this Appendix 2.

"Intellectual Property" includes letters patent, trade marks (whether registered or unregistered), designs, utility models, copyright or applications for any of the foregoing, discoveries, creations, investigations or improvements, know-how, business names (whether or not registered).

APPENDIX 3

POST-EMPLOYMENT RESTRAINTS

The Executive agrees that for a period of one year after termination of his employment under this Agreement he shall not whether on his own account or for any person, firm or organisation directly or indirectly solicit interfere with or endeavour to entice from the Company or any Group Company any person who is then or was during the period of one year preceding the date of such termination an employee provided that such restrictions shall only apply to employees with whom the Executive shall have been personally concerned and to those who have not previously given in or received notice of termination of their employment.

APPENDIX 4

SPECIAL PENSION ARRANGEMENTS

Wembley plc

10 June 2003

Mark Elliott Esq
Appin House
Icklingham Road
Cobham
Surrey
KT11 2NG

Dear Mark

On the recommendation of the Remuneration Committee, the Board has approved an increase in salary to £180,250 per annum with effect from 1 July 2003.

All other terms and conditions of your Service Agreement remain the same.

Yours sincerely

Claes Hultman
Chairman

Wembley plc
Elvin House Stadium Way Wembley HA9 0DW
Telephone 020 8902 8898 Fax 020 8900 1046
e-mail corporate@wembley.co.uk

Wembley plc Registered office as above Registered number 220287 England

Wembley plc

30 October 2001

Mark Elliott Esq
Appin House
Icklingham Road
Cobham
Surrey
KT11 2NG

Dear Mark

PENSION BENEFIT

The Remuneration Committee has decided that with effect from 1 July you will be entitled to a contribution towards your pension benefit either by salary supplement or through a FURBS (Funded Unapproved Retirement Benefit Scheme). The terms surrounding the contribution are as set out in the attached Minutes.

Please let me know your choice in due course by returning the copy of this letter.

Yours sincerely

Peter Harris
Chairman
Remuneration Committee

I would like my top up Pension entitlement to be provided by:-

Salary Supplement ☑

Contribution to FURBS ☐

Signed ......[signature]...................... Date ....12/11/01..................
Mark Elliott

Wembley plc
Elvin House Stadium Way Wembley HA9 0DW
Telephone 020 8902 8833 Fax 020 8900 1046
e-mail corporate@wembley.co.uk
Website: www.wembley.co.uk

Legal & General Assurance Society Limited.
Legal & General House, Kingswood, Tadworth.
Surrey, KT20 6EU Telephone: 01737 370370

Legal & General

SCHEME AMENDMENT AUTHORITY

Wembley 1989 Pension Scheme

Group Policy Number(s) G 12246

The Trustees of the Scheme have resolved, with the agreement of the Principal Employer, to make the following alterations to the scheme and the Legal & General is hereby authorised to implement the alterations with effect from the 1 October 1998

Following the promotion of Mr. M. Elliott (NI No: NE914894) to Group Finance Director his normal retiring age will now be 60.

His pension accrual should be amended to 30ths. Should Mr. Elliott leave the scheme or voluntarily retire prior to Normal Retirement Date his pension will be based on his pensionable service to that date and his final pensionable earnings (subject to the earnings cap) at that time. Retirement prior to Normal Retirement Date will be subject to the early retirement factors.

In addition to the normal contributions payable under this scheme a further premium will be required to provide this benefit. This will be 11% of Mr. Elliott's pensionable salary subject to the earnings cap.

For and on behalf of Principal Employer ....[signature]............

............[signature]............Trustee ....[signature]............Trustee

............[signature]............Trustee ....[signature]............Trustee

............[signature]............Trustee ....[signature]............Trustee

Date 22nd December 1998

Wembley plc

27 February 2003

Peter Harris Esq
Four Winds
Fireball Hill
Sunningdale
Berks
SL5 9PJ

Dear Peter

This letter extends your appointment as non-executive Board Director as set out in my letter to you of 10 May 1999 ("the Original Letter") by a further 3 years until 9 May 2005.

The annual remuneration referred to in paragraph 3 of the Original Letter is now £26,500.

In all other respects the terms of the Original Letter remain in full force and effect.

Could you please sign a copy of this letter to signify your acceptance of the terms and conditions that are attached to it.

Yours sincerely

Claes Hultman
Chairman

I accept the terms above ....

Wembley plc
Elvin House Stadium Way Wembley HA9 0DW
Telephone 020 8902 8833 Fax 020 8900 1046
e-mail corporate@wembley.co.uk
Website: www.wembley.co.uk

Wembley plc Registered Office as above Registered number 228267 England

Wembley plc

10 MAY 1999

Peter Harris Esq
Four Winds
Fireball Hill
Sunningdale
Berkshire SL5 9PJ

Dear Mr Harris

I am writing formally to set out the terms of your appointment as non-executive board director.

1. You will join the Board on the date hereof.

2. The appointment would be for three years initially, after which time you would resign unless your appointment was extended by mutual consent.

3. The initial annual remuneration will be £23,000 per year for Board membership plus reasonable expenses properly incurred on Company business. Payment will be made monthly in arrears.

4. You will not be entitled to other benefits such as a pension or participation in any share option scheme.

5. We would wish you to be prepared to serve on the Remuneration and Audit Committees.

   The Audit Committee usually meets twice a year prior to the Board Meeting which approves the interim and final results.

   The Remuneration Committee usually meets on the day of the Board Meeting.

   Additional Fees of £1,500 are paid for membership of a Committee and £3,500 for Chairing a Committee.

6. Should circumstances appear to warrant it you (either alone or together with other non-executive directors) may take separate professional advice on financial or legal matters from the Company's advisors or other advisors, as appropriate, but normally such advice should be sought only after consultation with the Chairman and agreement of an appropriate budget.

Could you please sign and return a copy of this letter to signify your acceptance of the terms and conditions that are attached to it.

Yours sincerely

Claes Hultman
Chairman

I accept the terms above ....

Wembley plc
Elvin House Stadium Way Wembley HA9 0DH
Telephone 0181 902 8833 Fax 0181 900 1046
e-mail corporate@wembley.co.uk

WEMBLEY PLC

MINUTES OF THE REMUNERATION COMMITTEE MEETING
HELD ON TUESDAY 9 OCTOBER 2001
IN THE 2ND FLOOR BOARD ROOM
AT ELVIN HOUSE, STADIUM WAY, WEMBLEY HA9 0DW
COMMENCING 9.30 AM

Present:	Peter Harris	(In the Chair)
	Neil Chisman	
	John Fooks	
	Claes Hultman	
In Attendance:	Diana Bromley	(Secretary)
	Nigel Potter	(Item 1)

1. **MARK ELLIOTT – PENSION BENEFIT**

It was agreed that the Company should make an additional pension contribution for Mark Elliott.

This could be either a salary supplement or a payment into a FURBS. If it is taken as salary supplement the appropriate disclosures will be made in the annual Accounts.

The funding rate for the first three years will be 20% of the difference between basic salary and the Inland Revenue "cap". This rate is chosen with the intention of building up a pension of 40/60 x Final Basic Salary at normal retirement date (age 60), including the previous entitlement from his employment at Ernst & Young.

The funding rate will be reviewed after three years and regularly thereafter during the time that Mark is employed by Wembley, with the same general intention.

When Mark reaches 20 years service, and is therefore no longer accruing pensionable service under the defined benefit scheme, there will be a final review which will take into account market conditions and practice prevailing at that time to give him an appropriate pension entitlement on final retirement.

The above is a present intention, rather than a contractual commitment.

2. **NIGEL POTTER – PENSION BENEFIT**

The Committee agreed that Nigel Potter could, at his option, take his additional pension benefit in the form of salary supplement rather than via a FURBS with effect from 1 January 2002.

CITY RESET LTD

Watersteps, 9 Oakwood Road, Wentworth
Virginia Water, Surrey GU25 4RZ

17 September 2003

Diana Bromley
Company Secretary
Wembley plc
Elvin House
Stadium Way
Wembley
HA9 0DW

Dear Diana

We are writing to confirm our agreement to the temporary suspension of our agreement with you dated 27 September 1999 as extended by your letter dated 27 February 2003. The suspension is effective from 9 September 2003, the date on which Mr Hultman was appointed as a temporary replacement Chief Executive of the company, and will continue until that temporary appointment ceases. At that time the agreement under which Mr Hultman's services as non-executive Chairman are provided to you by City Reset Ltd, will resume.

Yours faithfully
For City Reset Ltd

C Hultman

Wembley plc

6 February 2003

Mike Taylor/Claire Hingley
Clifford Chance
10 Upper Bank Street
Canary Wharf
London
E14 5JJ

Dear Mike & Claire,

Please find enclosed herewith:

1. Service Agreements – Nigel, Mark and Claes
2. Salary increase letters – Nigel and Mark
3. Agreement for Claes to be Chairman – now suspended
4. Minutes/letters re FURBS for Nigel and Mark
5. Letters of Appointment and updating letters for non-executives

Yours sincerely,

Diana

Diana Bromley
Company Secretary

Wembley plc
Elvin House Stadium Way Wembley HA9 0DW
Telephone 020 8902 8833 Fax 020 8900 1046
e-mail corporate@wembley.co.uk

Exhibit II-2-j

SALE AND PURCHASE AND CALL OPTION AGREEMENT RELATING TO CERTAIN SHARES OF WEMBLEY PLC

DATED 10 MARCH 2004

ACTIVE VALUE FUND MANAGERS LIMITED
(in its several capacities described in this agreement)

ACTIVE VALUE CAPITAL, INC.

ACTIVE VALUE EURO PARTNERS, INC.

and

BLB INVESTORS, L.L.C.

ALLEN & OVERY

London

CONTENTS

THIS AGREEMENT is made on 10 March 2004 AMONG:

(1) **ACTIVE VALUE FUND MANAGERS LIMITED,** a company incorporated in the British Virgin Islands (registered no. 79675) whose registered office is at Omar Hodge Building, Wickhams Lay 1, PO Box 362, Road Town, Tortola, British Virgin Islands (the **Manager**), acting for itself and in its several capacities as:

(i) general partner of, and on behalf of, **ACTIVE VALUE CAPITAL, L.P.**, a Delaware limited partnership (the **First Partnership**);

(ii) general partner of, and on behalf of, **AVC CIP, L.P.**, a Delaware limited partnership (the **Second Partnership**);

(iii) general partner of, and on behalf of, **ACTIVE VALUE PLEDGE FUND, L.P.**, a Delaware limited partnership (the **Third Partnership**);

(iv) discretionary fund manager of, and on behalf of, the First BVI Investment Vehicle (as defined below); and

(v) discretionary fund manager of, and on behalf of, the Second BVI Investment Vehicle (as defined below),

the First Partnership, the Second Partnership and the Third Partnership being each a **Partnership** and together the **Partnerships**, the First BVI Investment Vehicle and the Second BVI Investment Vehicle being each a **BVI Investment Vehicle** and together the **BVI Investment Vehicles,** and each Partnership and each BVI Investment Vehicle being each an **Investment Vehicle** and together the **Investment Vehicles**;

(2) **ACTIVE VALUE CAPITAL, INC.**, a company incorporated in the British Virgin Islands whose registered office is at Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands (the **First BVI Investment Vehicle**);

(3) **ACTIVE VALUE EURO PARTNERS, INC.**, a company incorporated in the British Virgin Islands whose registered office is at Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands (the **Second BVI Investment Vehicle**); and

(4) **BLB INVESTORS, L.L.C.**, a limited liability company organised under the laws of the State of Delaware, United States of America whose principal place of business is at 591 West Putnam Avenue, Greenwich, Connecticut 06830, United States of America (the **Purchaser**).

BACKGROUND:

(A) On 27 January 2004, WEMBLEY PLC (registered in England no. 226267) (the **Company**) and MGM MIRAGE (the **Bidder**) announced that they had reached agreement on the terms of a recommended cash acquisition by Bidder of the Company to be effected by a scheme of arrangement (the **Existing Scheme**) under section 425 of the Companies Act 1985 (the **Companies Act**), as more particularly described in the circular of the Company to its shareholders dated 27 February 2004 (the **Scheme Document**).

(B) The Purchaser is considering making an offer for the entire issued and to be issued share capital of the Company (to be effected either by a takeover offer or by a scheme of arrangement under section 425 of the Companies Act, in either case the **Proposed Offer**).

(C) The Investment Vehicles are the several sole beneficial owners (and HSBC Global Custody Nominee (UK) Limited (registered in England no. 228660) (the **Nominee**) is the sole registered owner) of 7,732,500 ordinary shares of £1 each in the capital of the Company (the **Shares**) as listed opposite the Investment Vehicles' respective names in the second column of Schedule 1, being shares carrying in total voting rights representing 22.26% of the voting rights of the Company. The Manager has full power and authority to dispose of, and enter into commitments with respect to, the Investment Vehicles' interests in the Shares.

(D) On the terms set out in this agreement, the Manager has agreed (on behalf of the applicable Investment Vehicles in each case):

(i) to sell to the Purchaser, and the Purchaser has agreed to purchase, 2,811,108 of the Shares (the **First Tranche (Sale) Shares**), being shares carrying in total voting rights representing 8.09% of the voting rights of the Company;

(ii) to grant to the Purchaser a call option to require the Manager to sell and procure the transfer to the Purchaser of 1,870,602 of the Shares (the **Second Tranche (Option) Shares**), being shares carrying in total voting rights representing 5.39% of the voting rights of the Company;

(iii) to give certain undertakings to the Purchaser in respect of the Shares other than the First Tranche (Sale) Shares and the Second Tranche (Option) Shares (the **Retained Shares**), being 3,050,790 of the Shares carrying in total voting rights representing 8.78% of the voting rights of the Company; and

(iv) to sell to the Purchaser, and the Purchaser has agreed to purchase, up to 520,576 of the Retained Shares, being shares carrying in total voting rights representing 1.50% of the voting rights of the Company, if and to the extent the Purchaser does not purchase such number of ordinary shares of £1 in the capital of the Company from third parties on or before 17 March 2004.

IT IS AGREED as follows:

1. INTERPRETATION

1.1 In this agreement (in addition to the terms defined in the recitals):

Additional Completion has the meaning given in clause 2.10(b);

Additional Sale Shares has the meaning given in clause 2.8;

Affiliate means a Purchaser Affiliate or a Manager Affiliate (as the case may be);

Alternative Proposal has the meaning given in clause 2.14(c)(ii);

Announcement Exercise means exercise of the Option pursuant to clause 2.6 (and a reference to an **Announcement Exercise arising** shall be construed as reference to the time at which the conditional obligations (subject to the HSR Condition) to sell (or procure the sale of) and to purchase arise and not to completion of a sale and purchase);

Business Day means any day on which shares in the Company may be traded on the London Stock Exchange;

Code means The City Code on Takeovers and Mergers (and includes reference where the context requires to the SARs);

Encumbrance means any mortgage, lien, charge (fixed or floating), pledge, encumbrance, option, right to acquire, other third party right or claim, trust arrangement for the purpose of providing security or any other security or adverse interest of any kind (and including any agreement, arrangement or commitment to create and/or give any of the foregoing);

Exercise Notice means a notice in the form set out in Schedule 2;

Final End Date means:

(a) the Lapse Time; or

(b) (if later) the Option End Date, unless the Purchaser has by then made an announcement that it has a firm intention to make the Proposed Offer, in which case **Final End Date** means such time as the Proposed Offer lapses or is withdrawn or is completed in accordance with its terms;

First Completion has the meaning given in clause 2.10(a);

Group means the Company and its subsidiary undertakings;

HSR means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations issued thereunder;

HSR Condition has the meaning given in clause 2.5;

Lapse Time has the meaning given in clause 2.4;

Lincoln Park Reorganisation has the meaning given in the Scheme Document;

Manager Affiliate means:

(a) the Manager's parent undertakings, its and their respective subsidiary undertakings and the respective directors, officers and employees of any of the foregoing; and

(b) any investment fund (including investment trusts, limited partnerships, unit trusts and co-investment schemes) managed or advised by the Manager (including any person holding investments for such a fund);

New Agreement has the meaning given in clause 4.2;

New Purchaser has the meaning given in clause 11.1;

Option means the option granted by clause 2.2;

Option End Date means 10:01 a.m. (London time) on 30 March 2004

provided that if voting on the substance of any of the proposed resolutions of the shareholders of the Company in relation to the Existing Scheme (for which voting is currently proposed to be on 8 April 2004) is adjourned or postponed, then the Option End Date shall be extended by one day for each day of delay after 8 April 2004 in voting on the substance of that or those resolution(s), subject to a maximum extension of 10 days and this proviso shall not operate to

extend the Option End Date if before 10:01 a.m. (London time) on 30 March 2004 a third party (other than the Bidder or the Purchaser or any of their respective Affiliates) has announced a firm intention to make an offer for the Company (whether by a takeover offer or a scheme of arrangement under section 425 of the Companies Act) which has not lapsed or been withdrawn);

Original Purchaser has the meaning given in clause 11.1;

Parent Company Support Letters means the three letters dated on or about the date of this agreement, one from each of Waterford Group, L.L.C., SOF-VI U.S. Holdings, L.L.C. and Kerzner International Limited, to the Manager (acting in its several capacities under this agreement) giving certain undertakings as to the Purchaser's wherewithal to meet its obligations under this agreement;

Purchaser Affiliate means the Purchaser, its members, their parent undertakings, its and their respective subsidiary undertakings (and includes for the purpose of this agreement Trading Cove Associates, L.L.C.) and the respective directors, officers and employees of any of the foregoing;

Purchase Price has the meaning given in clause 2.9;

Reorganisation means any issue by way of capitalisation of profits or reserves, any issue by way of rights, placement or open offer, any consolidation or sub-division or reduction of capital or capital distribution or other reconstruction or adjustment relating to the equity share capital of the Company or any amalgamation or reconstruction affecting the equity share capital of the Company;

Relevant Completion means First Completion or Second Completion or Additional Completion (as the case may be);

SARs means The Rules Governing Substantial Acquisitions of Shares;

Second Completion has the meaning given in clause 2.10(c); and

Substitution Notice means a notice in the form set out in Schedule 3.

1.2 In this agreement:

(a) any express or implied reference to an enactment (which includes any legislation in any jurisdiction) includes references to:

(i) that enactment as amended, extended or applied by or under any other enactment before or after the date of this agreement;

(ii) any enactment which that enactment re-enacts (with or without modification); and

(iii) any subordinate legislation (including regulations) made (before or after signature of this agreement) under that enactment, as re-enacted, amended, extended or applied as described in paragraph (i) above, or under any enactment referred to in paragraph (ii) above.

(b) words denoting persons shall include bodies corporate and unincorporated associations of persons; and

(c) references to a party to this agreement include references to the successors or assigns (immediate or otherwise) of that party.

1.3 In this agreement, unless the contrary intention appears:

(a) the words **include**, **includes** and **including** shall be construed as if followed by the words "without limitation";

(b) reference to a **subsidiary undertaking** or a **parent undertaking** has the meaning ascribed thereto in section 258 of the Companies Act;

(c) a reference to a person being **connected** shall include that person being connected with another within the meaning of section 839 of the Income and Corporation Taxes Act 1988; and

(d) a reference to a clause or party or schedule is a reference to a clause of or a party or schedule to this agreement.

1.4 The headings in this agreement do not affect its interpretation.

1.5 The schedules form part of this agreement.

2. SALE AND OPTION

2.1 The Manager on behalf of each relevant Investment Vehicle shall sell (or procure the sale of), and the Purchaser shall purchase, such number of the First Tranche (Sale) Shares as is set out against that Investment Vehicle's name in the third column of Schedule 1 together with all rights attaching thereto at and after the date of this agreement and free of any Encumbrance.

2.2 The Manager on behalf of each relevant Investment Vehicle grants to the Purchaser an option to purchase such number of the Second Tranche (Option) Shares as is set out against that Investment Vehicle's name in the fourth column of Schedule 1.

2.3 The Option is granted (and the Manager's and the Investment Vehicles' other obligations in this agreement are entered into, among other things) in consideration of the payment by the Purchaser to the Manager of the sum of £1 in respect of each of its several capacities as described above (being a sum of £6 in total, receipt of which the Manager acknowledges by entering into this agreement).

2.4 Subject to clauses 2.6 and 2.17, the Purchaser may exercise the Option once only and in respect of all and not some only of the Second Tranche (Option) Shares by giving the Manager an Exercise Notice before the Option End Date, failing which the Option will lapse on and from:

(a) the Option End Date; or

(b) if earlier, the time and date that the Purchaser (or any of its Affiliates) makes an announcement that it does not intend to make the Proposed Offer,

(in either case, the **Lapse Time**) and in each case without prejudice to any rights accrued under this agreement prior to the Lapse Time including pursuant to an Exercise Notice served before the Lapse Time but where Second Completion has not occurred by then. For the avoidance of doubt, if an Exercise Notice is duly given or an Announcement Exercise arises

in each case before the Lapse Time, Second Completion shall remain due to occur notwithstanding that the Lapse Time is before Second Completion has occurred.

2.5 Service of an Exercise Notice shall oblige the Manager to sell (or procure the sale of), and the Purchaser to purchase, the Second Tranche (Option) Shares together with all rights attaching thereto at and after the date of this agreement and free of any Encumbrance subject only to the following matters (together, the **HSR Condition**):

(a) all necessary notifications and filings required by HSR having been made;

(b) all or any applicable waiting and other time periods (including any extensions thereof (including requests for additional information)) under HSR having expired, lapsed or terminated; and

(c) any approvals or clearances required under HSR having been obtained to the reasonable satisfaction of the Purchaser,

on or before the Final End Date in respect of the sale and purchase of the relevant shares and any matter arising in connection therewith.

2.6 If before the Option End Date:

(a) the Purchaser (or any of its Affiliates) has announced a firm intention to make the Proposed Offer; and

(b) the Purchaser has not given an Exercise Notice to the Manager at or before the time of that announcement,

then, with automatic effect from the time of the announcement, the Option shall be exercised (without any requirement for an Exercise Notice) and the Manager on behalf of each Investment Vehicle agrees to sell (or procure the sale of), and the Purchaser agrees to purchase, such number of the Second Tranche (Option) Shares as is set out against that Investment Vehicle's name in the fourth column of Schedule 1 together with all rights attaching thereto at and after the date of this agreement and free of any Encumbrance, subject only to the HSR Condition being satisfied on or before the Final End Date in respect of the sale and purchase of the relevant shares and any matter arising in connection therewith.

2.7 If and whenever the sale and purchase of any of the Shares is subject to the HSR Condition, then in respect of the sale and purchase of the relevant shares and any matter arising in connection therewith:

(a) the Purchaser shall use its reasonable endeavours to procure the satisfaction of the HSR Condition by making the necessary notifications, filings and applications required on its behalf as soon as is practicable;

(b) the Manager shall give and procure its Affiliates to give to the Purchaser all information and assistance as the Purchaser may reasonably require in order to procure the satisfaction of the HSR Condition;

(c) the Purchaser may at its sole discretion waive satisfaction of the HSR Condition by notice in writing to the Manager (to the extent consistent with HSR); and

(d) if the HSR Condition is not satisfied (or waived in accordance with clause 2.7(c)) before the Final End Date, then the obligations to sell and buy the relevant shares shall lapse at and from the Final End Date.

2.8 The Purchaser shall prior to 10 a.m. (London time) on 18 March 2004 give the Manager notice of the number (if any) of ordinary shares of £1 each in the capital of the Company which the Purchaser has on or before 17 March 2004 acquired or agreed to acquire from any person being neither a Purchaser Affiliate nor a Manager Affiliate. If and to the extent that the number so purchased falls short of 520,576 ordinary shares of £1 each in the capital of the Company, then:

(a) the Manager (on behalf of the relevant Investment Vehicles as described below) shall have the option by notice to the Purchaser prior to 1 p.m. (London time) on 18 March 2004 to sell (or procure the sale of) and to require the Purchaser to purchase; and

(b) the Purchaser shall have the option by notice to the Manager (on behalf of the relevant Investment Vehicles as described below) prior to 1 p.m. (London time) on 18 March 2004 to purchase and to require the Manager (on behalf of the relevant Investment Vehicles as described below) to sell (or procure the sale of),

such number of the Shares as is equal to the shortfall (the **Additional Sale Shares**) together with all rights attaching thereto at and after the date of this agreement and free of any Encumbrance. If there is a notice under sub-clause (a) and a notice under sub-clause (b), this shall not, for the avoidance of doubt, give rise to double the number of shares being sold as would have been sold had only one notice been given. The Additional Sale Shares shall be sold by the Investment Vehicles in the following proportions:

(i) As an overriding principle (which shall apply in the event of any inconsistency in any other provision of this agreement), the Investment Vehicles other than the Third Partnership shall each sell a proportion of their holdings equal to the proportion which their individual holdings represent of the holdings of all the Investment Vehicles other than the Third Partnership, until (to the extent necessary) all the Investment Vehicles other than the Third Partnership have sold all their holdings of Retained Shares. Thereafter (to the extent necessary), the Third Partnership shall sell Retained Shares from its holding until it has no more Retained Shares.

(ii) Accordingly, if Additional Sale Shares are due to be sold:

(A) at or after Second Completion, the Additional Sale Shares shall be taken from the Retained Shares; or (as the case may be)

(B) before Second Completion, the Additional Sale Shares shall be taken from the Second Tranche (Option) Shares in the appropriate proportions and a number of Retained Shares equal to the number of the Additional Sale Shares shall then be taken from the Retained Shares in the appropriate proportions and deemed to be added to the Second Tranche (Option) Shares in the appropriate proportions, thereby resulting in the total number of Second Tranche (Option) Shares remaining the same (i.e. just as if no Second Tranche (Option) Shares had been sold) and the total number of Retained Shares being reduced by a number equal to the number of Additional Sale Shares.

2.9 The consideration (the **Purchase Price**) for the sale of:

(a) the First Tranche (Sale) Shares shall be £8.00 per share (£18,324,264 for all the First Tranche (Sale) Shares);

(b) the Additional Sale Shares (if any) shall be £8.00 per share (£8,329,216 for the maximum number of Additional Sale Shares) (subject to adjustment pursuant to clause 2.13); and

(c) Second Tranche (Option) Shares shall be £8.00 per share (£14,964,824 for all the Second Tranche (Option) Shares) save that:

(i) this shall be subject to adjustment pursuant to clause 2.13; and

(ii) if:

(A) before the Option End Date the Purchaser (or any of its Affiliates) has announced a firm intention to make the Proposed Offer at a price greater than £8.00 per share (subject to adjustment in accordance with clause 2.13) (and disregarding any consideration deriving from the Lincoln Park Reorganisation); and

(B) the Second Tranche (Option) Shares are to be sold and purchased pursuant to either an Exercise Notice given to the Manager or an Announcement Exercise in each case at or after the time of that announcement,

then the consideration shall be such greater price per share as referred to in sub-clause (A) above (and, for the avoidance of doubt, the consideration shall not increase further even if the price under the Proposed Offer is subsequently increased),

in each case payable by or on behalf of the Purchaser in cash to or for the account of the Nominee on behalf of each relevant Investment Vehicle in the manner specified in clause 2.10.

2.10 Completion of the sale and purchase of:

(a) the First Tranche (Sale) Shares (**First Completion**) shall take place on the Business Day immediately following signing of this agreement;

(b) the Additional Sale Shares (if any) (**Additional Completion**) shall take place on 18 March 2004; and

(c) the Second Tranche (Option) Shares (**Second Completion**) shall take place on the Business Day following the later of:

(i) the date on which the Exercise Notice is given or the Option is automatically exercised under clause 2.6; and

(ii) satisfaction or waiver (in accordance with clause 2.7(c)) of the HSR Condition,

(in each case the **Relevant Completion**) in each case when:

(A) the Manager shall procure that the Nominee shall send (or, as the case may be, procure that its CREST sponsor shall send) an appropriate instruction to CRESTCo (properly authenticated in accordance with CRESTCo's specifications) to transfer (as the case may be) the First Tranche (Sale) Shares, the Additional Sale Shares and/or the Second Tranche (Option) Shares to the Purchaser or as it may direct; and

(B) the Purchaser shall pay or procure the payment of the aggregate Purchase Price by means of a CREST payment in favour of the Nominee's payment bank in accordance with normal CREST payment arrangements (including timings, i.e. "T+3" settlement of payment).

2.11 If for any reason the Manager does not do and/or procure to be done all those things required of it by:

(a) clause 2.10(a), the Purchaser may elect (in addition and without prejudice to all other rights or remedies available to it) to rescind this agreement or to fix a new date for First Completion;

(b) clause 2.10(b), the Purchaser may elect (in addition and without prejudice to all other rights or remedies available to it) to rescind its obligation to purchase (or otherwise pursuant to this agreement in relation to) the Additional Sale Shares or to fix a new date for Additional Completion; and/or (as the case may be)

(c) clause 2.10(c), the Purchaser may elect (in addition and without prejudice to all other rights or remedies available to it) to rescind its obligation to purchase (or otherwise pursuant to this agreement in relation to) the Second Tranche (Option) Shares or to fix a new date for Second Completion.

In particular, the Purchaser shall not be obliged to complete the purchase of any of:

(i) the First Tranche (Sale) Shares unless the purchase of all the First Tranche (Sale) Shares is completed simultaneously;

(ii) the Additional Sale Shares unless the purchase of:

(A) all the First Tranche (Sale) Shares was completed at or after First Completion and at or before Additional Completion;

(B) if applicable, all the Second Tranche (Option) Shares was completed at or after Second Completion and at or before Additional Completion; and

(C) all the Additional Shares is completed simultaneously; and

(iii) the Second Tranche (Option) Shares unless the purchase of:

(A) all the First Tranche (Sale) Shares was completed at or after First Completion and at or before Second Completion;

(B) if applicable, all the Additional Sale Shares was completed at or after Additional Completion and at or before Second Completion; and

(C) all the Second Tranche (Option) Shares is completed simultaneously,

in each case in accordance with this agreement.

2.12 If:

(a) and for so long after the due date for a Relevant Completion as any Investment Vehicle or its nominee remains the registered holder of any First Tranche (Sale) Share, Additional Sale Share and/or (as the case may be) Second Tranche (Option) Share; or

(b) an Exercise Notice is given or there is an Announcement Exercise and in each case any Investment Vehicle or its nominee remains the registered holder of any Second Tranche (Option) Share,

(and in each case, subject to the satisfaction (or waiver in accordance with clause 2.7(c)) of the HSR Condition, if applicable, pursuant to this agreement) it shall hold (and direct any nominee to hold) that Share and any distributions, property and rights deriving from it at or after the date of this agreement in trust for the Purchaser and shall deal with that Share and any such distributions, property and rights deriving from it as the Purchaser directs; in particular, the Manager shall procure the exercise of all voting rights attaching to that Share as the Purchaser may by reasonable notice direct.

2.13 If after the date of this agreement but on or before the Final End Date there takes place any Reorganisation, all shares, stock and/or other securities (if any) which become owned by or for the Manager and/or any of the Investment Vehicles (or to which any of them may be entitled) as a result of the Reorganisation shall be subject to the same obligations as affect those of the Shares from which they are derived and/or the Purchase Price shall be adjusted in due proportion to take account of any such Reorganisation. In any other provision of this agreement requiring a comparison between numbers and/or price of shares, stock and/or other securities on two or more dates and where between any of those dates there has been a Reorganisation, the numbers and/or prices shall be compared following appropriate adjustments as contemplated above in this clause 2.13.

2.14 The Manager covenants with the Purchaser to procure with respect to the Option and the Second Tranche (Option) Shares (together the **Option Assets**) that, at all times up to and including (x) Second Completion or (y) the Final End Date if by then Second Completion has not happened:

(a) none of the Option Assets or any interest therein or arising or deriving therefrom or relating thereto (including any option or derivative) shall be disposed of or made or allowed to become subject to any Encumbrance (and nor will any such interest be created) and no agreement, arrangement or commitment (in each case whether contingent or not) shall be entered into to do any of the foregoing things;

(b) it shall not and shall procure that no person connected with it (including any of the Investment Vehicles or any of its Affiliates) shall, directly or indirectly, alone or with others invite, solicit, initiate, participate in or support any discussions, negotiations or proposals (for the purpose of this sub-clause, each a **Blocked Approach**) for or relating to any transaction, arrangement or commitment as described in sub-clause (a) above and the Manager shall (to the extent lawful to do so) notify the Purchaser immediately upon becoming aware of any Blocked Approach and of the details thereof of which the Manager is aware; and

(c) the voting rights (and all ancillary rights to demand a poll, vote on adjournments and all similar and/or analogous rights) in respect of the Second Tranche (Option) Shares shall be exercised to vote:

(i) against the resolutions to be proposed in order to effect the Existing Scheme (as it may be modified from time to time) at both the Court and the Extraordinary General Meetings of the Company referred to in the announcement of the Existing Scheme (and any adjournments thereof) (provided that this sub-clause (i) shall not apply unless and until an Exercise Notice is given or an Announcement Exercise arises);

(ii) against any proposal other than the Proposed Offer:

(A) which could lead to a change in the beneficial or effective economic ownership of the Company or the whole or any material part of the undertaking, business or assets of any member of the Group (including the Existing Scheme); or

(B) involving a scheme of arrangement, reorganisation or re-capitalisation of any member of the Group

(each an **Alternative Proposal**); and

(iii) in favour of any scheme of arrangement proposed to effect a Proposed Offer (provided that this sub-clause (iii) shall not apply unless and until an Exercise Notice is given or an Announcement Exercise arises).

2.15 Notwithstanding any other provision of this agreement, nothing in this agreement shall require the Purchaser to purchase First Tranche (Sale) Shares and/or Additional Sale Shares if and to the extent that the total value of First Tranche (Sale) Shares and/or Additional Sale Shares after completion of any such purchase would exceed US$49,900,000. In calculating whether such total would exceed US$49,900,000:

(a) the Purchaser's holdings of First Tranche (Sale) Shares and/or Additional Sale Shares shall be valued consistent with 16 C.F.R. Sections 801.1(c), 801.10(a) and (c) and 801.13(a) of HSR; and

(b) for the purpose of calculating the acquisition price under HSR, payments due in £ sterling shall be converted to US Dollars by reference to the relevant purchasing rate of exchange applicable on the date of transfer as listed on www.oanda.com.

2.16 In the event that any purchase required by this agreement (but for clause 2.15) would result in the Purchaser holding Shares with a value exceeding US$49,900,000 (calculated as set out above), the number of First Tranche (Sale) Shares and/or Additional Sale Shares due to be purchased in any relevant transaction shall be deemed to be reduced to the greatest number as could be purchased without resulting in Purchaser holding Shares with a value exceeding US$49,900,000 (calculated as set out above). Those of the Shares accordingly deemed no longer to be First Tranche (Sale) Shares and/or Additional Sale Shares shall be:

(a) deemed automatically to be Second Tranche (Option) Shares for all purposes in relation to this agreement; and

(b) allocated among the Investment Vehicles on the basis that the Investment Vehicles other than the Third Partnership will each sell a proportion of their holdings equal to the proportion which their individual holdings represent of the holdings of all the Investment Vehicles other than the Third Partnership, until all the Investment Vehicles other than the Third Partnership have sold all their holdings of Shares.

Thereafter, the Third Partnership shall sell Shares from its holding until it has no more Shares.

2.17 In the event that a person (other than the Purchaser or any of its Affiliates) announces, before the announcement of a firm intention to make the Proposed Offer:

(a) a firm intention to make an offer for the entire issued and to be issued share capital of the Company (whether to be effected by a takeover offer or by a scheme of arrangement under section 425 of the Companies Act) or an intention to make any modification of the offer proposed to be effected by the Existing Scheme; and

(b) under any such offer referred to in sub-clause (a) above the consideration is greater than £8.00 per share (subject to adjustment in accordance with clause 2.13) (and disregarding any consideration deriving from the Lincoln Park Reorganisation or anything similar thereto),

then the Purchaser may only exercise the Option if and when the Purchaser (or any of its Affiliates) announces (prior to the Option End Date) a firm intention to make the Proposed Offer, whereupon (for the avoidance of doubt) clause 2.6 shall apply (and the Purchase Price for the Second Tranche (Option) Shares shall be as set out in clause 2.9(c), regardless of the consideration under the offer referred to in sub-clause (a)).

2.18 In the event that:

(a) the Purchaser:

(i) does not announce a firm intention to make the Proposed Offer prior to the Option End Date; or (as the case may be)

(ii) does announce a firm intention to make the Proposed Offer prior to the Option End Date, but the Proposed Offer lapses or is withdrawn; and

(b) there is or are, at the Option End Date or (as the case may be) the time of any such lapse or withdrawal, one or more offers (each a **Relevant Offer**) for the Company (whether by way of a takeover offer or a scheme of arrangement under section 425 of the Companies Act, including the Existing Scheme (as modified or amended from time to time)) which has or have not lapsed or been withdrawn,

then, unless otherwise agreed in writing by the Manager, in respect of any Shares held by the Purchaser or its nominee(s) at that time (i.e. shares in the Company acquired pursuant to this agreement), the Purchaser shall (and shall procure that its nominee(s) (if any) shall) support the Relevant Offer offering the highest price per share (disregarding any consideration deriving from the Lincoln Park Reorganisation or anything similar thereto) by:

(i) in the event that such Relevant Offer is by way of a takeover offer, accepting that Relevant Offer not later than the final closing date for acceptances; and

(ii) in the event that such Relevant Offer is by way of a scheme of arrangement under section 425 of the Companies Act, procuring a representative or proxy on its behalf to:

(A) attend the meetings of the Company at which resolutions are to be proposed to approve the Relevant Offer; and

(B) vote in favour of all such resolutions,

provided that, if (before the Purchaser has performed its obligations under this clause 2.18 in relation to one Relevant Offer) there is or are any higher Relevant Offer(s), then the Purchaser shall in the same manner support the Relevant Offer then offering the highest price per share (disregarding any consideration deriving from the Lincoln Park Reorganisation or anything similar thereto).

2.19 The Purchaser may dispose of any of the Shares acquired by it pursuant to this agreement as it thinks fit, but if any Shares so acquired are to be disposed of:

(a) before clause 2.18 could no longer apply; and

(b) other than to third parties (not being Affiliates of the Purchaser) on arm's length terms,

then, as a condition to the transfer of the relevant shares, the Purchaser shall procure that each relevant transferee shall undertake in respect of the relevant shares to be bound in the same way as the Purchaser is bound by the provisions of clauses 2.18 and 2.19.

3. WARRANTIES

3.1 Each party covenants with and warrants to the others that:

(a) it has the requisite power and authority to enter into and perform each of its obligations in this agreement (including, in the case of the Manager, all requisite discretions and control over the First Tranche (Sale) Shares, the Second Tranche (Option) Shares and a number of the Retained Shares to enable it to sell the maximum number of Additional Sale Shares to enable it to perform its obligations, together with the right and authority to sell and procure the transfer to the Purchaser of the full legal and beneficial interest in the First Tranche (Sale) Shares, the Second Tranche (Option) Shares (and to grant the Option over the latter) and the maximum number of Additional Sale Shares, in each case on the terms set out in this agreement), each of which constitutes its valid and binding obligation enforceable against that party in accordance with its terms;

(b) its entry into and compliance with the terms of this agreement does not and will not conflict with or constitute a default under any provision of:

(i) any Encumbrance, agreement or instrument to which it (and/or any person on whose behalf that party enters into this agreement) is party or by which it (and/or any such other person) and/or any of their respective assets is bound, subject, or entitled to enter into this agreement; or

(ii) (as applicable) the memorandum or articles of association, bye-laws, partnership agreement, LLC agreement or other constitutional document of that party (and/or any person on whose behalf that party enters into this agreement); or

(iii) any order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which that party (and/or any person on whose behalf that party enters into this agreement) and/or any of their respective assets is bound, subject, or entitled to enter into this agreement.

3.2 The Manager covenants with and warrants to the Purchaser that:

(a) recital (C) and Schedule 1 (other than columns (3), (4) and (5) thereof) are true and accurate;

(b) none of the Manager or the Investment Vehicles nor, so far as the Manager is aware, any person connected with it or any of them is interested in any securities of the Company (or in any rights derived from or relating to securities of the Company) other than the Shares;

(c) there is no Encumbrance on, over or affecting any of the Shares and no person has claimed to be entitled to any such Encumbrance (without prejudice to which the Manager waives (and shall procure the waiver of) all rights of pre-emption, first offer or first refusal in respect of the transfer to the Purchaser (or its nominee(s)) of the First Tranche (Sale) Shares, the Second Tranche (Option) Shares and a number of the Retained Shares equal to the maximum number of Additional Sale Shares, or any of them);

(d) in relation to the Shares, no transaction has been effected which is void, voidable or otherwise capable of being set aside under any applicable bankruptcy, insolvency or similar laws of any jurisdiction;

(e) none of the Manager, the Investment Vehicles, the Manager's Affiliates nor, so far as the Manager is aware, any person connected with it or any of the foregoing has purchased any share in the capital of the Company in the calendar years 2003 and/or 2004 at a price per share in excess of £8.00 per share; and

(f) neither it nor any person on whose behalf it enters into this agreement nor, so far as the Manager is aware, any person connected with it or any of them (including its or their respective Affiliates) has any price-sensitive information and/or material non-public information relating to the Company or its securities (other than details of the Proposed Offer and of the terms of this agreement) and the Manager's entry into and compliance with the terms of this agreement does not and will not result in any of the foregoing persons acting in breach of Part V of the Criminal Justice Act 1993, the Financial Services and Markets Act 2000 or any regulation thereunder or the Code.

3.3 The Purchaser warrants to:

(a) the Manager acting for itself and in its several capacities in this agreement on behalf of the Investment Vehicles that it is able (and, in particular, financially able) to purchase the First Tranche (Sale) Shares, the Second Tranche (Option) Shares and, to the extent required to be purchased hereunder, the Retained Shares; and

(b) the other parties to this agreement that neither it nor any Purchaser Affiliate has any interest in any securities of the Company.

3.4 Each warranty given by a party in this agreement shall be construed as separate, independent and not limited by any of the other warranties given by that party.

3.5 The parties other than the Purchaser acknowledge that the Purchaser enters into this agreement in reliance on the warranties, covenants and undertakings on the part of the parties other than the Purchaser set out in this agreement, and that each of warranties has been given as a representation with the intention of inducing the Purchaser to enter into this agreement.

4. RETAINED SHARES AND FURTHER OPTION(S)

4.1 The Manager covenants with the Purchaser to procure with respect to the Retained Shares that (subject to any sale of Additional Sale Shares pursuant to clause 2.8) at all times up to and including the Final End Date:

(a) none of the Retained Shares or any interest therein or arising or deriving therefrom or relating thereto (including any option or derivative) shall be disposed of or made or allowed to become subject to any Encumbrance (and nor will any such interest be created) and no agreement, arrangement or commitment (in each case whether contingent or not) shall be entered into to do any of the foregoing things;

(b) it shall not and shall procure that no person connected with it (including any of the Investment Vehicles or any of its Affiliates) shall, directly or indirectly, alone or with others invite, solicit, initiate, participate in or support any discussions, negotiations or proposals (for the purpose of this sub-clause, each a **Blocked Approach)** for or relating to any transaction, arrangement or commitment as described in sub-clause (a) above and the Manager shall (to the extent lawful to do so) notify the Purchaser immediately upon becoming aware of any Blocked Approach and of the details thereof of which the Manager is aware; and

(c) subject to clause 4.5, the voting rights (and all ancillary rights to demand a poll, vote on adjournments and all similar and/or analogous rights) in respect of the Retained Shares will be exercised to vote against:

(i) the resolutions to be proposed in order to effect the Existing Scheme (as it may be modified from time to time) at both the Court and the Extraordinary General Meetings of the Company referred to in the announcement of the Existing Scheme (and any adjournments thereof); and

(ii) any Alternative Proposal.

4.2 Subject always to clause 4.4, it is currently intended that the Manager (for itself and on behalf of the Investment Vehicles) shall as soon as permitted by the SARs enter into an option agreement (the **New Agreement**) with the Purchaser whereby the Manager (acting in the relevant several capacities in which it acts in this agreement) will grant to the Purchaser an option to acquire such maximum number of the Retained Shares as are permitted to be acquired by the SARs on the same terms as the Option (with exercise thereof subject to satisfaction or waiver by the Purchaser of the HSR Condition on the same basis as in this agreement). The intention is that, upon signing of the New Agreement, the Second Tranche (Option) Shares and (to the extent permitted by the SARs) the Retained Shares would, in effect, be one tranche of shares giving rise to the same rights and obligations of the parties in relation to those shares (including as to price and time periods). For the avoidance of doubt:

(a) the New Agreement would be entered into as soon as permitted by the SARs;

(b) the option would be granted in consideration of £6 in total (representing the payment to the Manager of £1 for acting in each of its several capacities under the New Agreement) and would include an automatic exercise as set out in clause 2.6 of this agreement in the circumstances described therein;

(c) the purchase price for the Retained Shares would be the same price per share as set out in clause 2.9 of this agreement;

(d) the Lapse Time, the Option End Date and the Final End Date in the New Agreement would be the same as, respectively, the Lapse Time, the Option End Date and the Final End Date in this agreement (for example, among other things, the options in respect of both the Second Tranche (Option) Shares and the Retained Shares would expire at the same time); and

(e) the Investment Vehicles would grant options over (and in due course sell) shares in the proportions described in clause 2.8.

4.3 Subject always to clause 4.4, it is currently intended that the Manager (for itself and on behalf of the Investment Vehicles) will enter into another agreement with the Purchaser in substantially the same terms as the New Agreement whereby the Manager (acting in the relevant several capacities in which it acts in this agreement) will grant to the Purchaser an option to acquire the remainder of the Retained Shares not subject to the option under the New Agreement (which would include an automatic exercise as set out in clause 2.6 of this agreement in the circumstances described therein) and clause 4.2 would apply in all other respects *mutatis mutandis* to the further agreement referred to in this clause 4.3.

4.4 It is expressly agreed that clauses 4.2 and 4.3:

(a) shall not constitute or give rise to any legally binding right, benefit, liability or obligation but shall only constitute a non-binding statement of intent; and

(b) are intended not to constitute or give rise to a breach of the SARs and, to the extent that either of them would, the offending provision(s) shall be deemed to be of no effect.

4.5 Clause 4.1 shall not apply in the event that the Manager makes an irrevocable, binding offer in writing to the Purchaser to enter into a New Agreement as contemplated by clause 4.2 and with express reference to this clause 4.5 and the Purchaser fails to accept such offer within three Business Days of receipt of the offer in circumstances where to accept the offer would not breach the SARs (and this clause shall apply *mutatis mutandis* in relation to clause 4.3 and any Retained Shares remaining after entry into the New Agreement).

5. OTHER COMPANY SECURITIES, OFFERS, ETC.

5.1 Without the prior written consent of the Purchaser, the Manager (acting in each of its several capacities described above) undertakes to the Purchaser itself not to and to procure that none of the Investment Vehicles nor any of its or their Affiliates shall, directly or indirectly, alone or with others prior to the Final End Date:

(a) acquire or offer to acquire, or cause another person to acquire or to offer to acquire, any direct or indirect interest in any shares or other securities or assets of any member of the Group or do or omit to do any act as a result of which it or any person may acquire any direct or indirect interest in any shares or other securities or assets of any member of the Group;

(b) invite, solicit, initiate, participate in or support any discussions, negotiations or proposals for an offer, scheme of arrangement, merger or business combination or similar transaction (other than the Proposed Offer and provided that this sub-clause (b) shall not preclude voting in favour of the Existing Scheme if and only to the extent not prohibited by any other provision of this agreement, but only on and subject to terms including as to consideration as set out in the Scheme Document) the purpose of or effect of which is to enable one or more persons to acquire the

beneficial or effective economic ownership of the Company or the whole or any material part of the undertaking, business or assets of any member of the Group (any of the foregoing being a **Potential Rival Offer**);

(c) subject to clauses 2.14(c) and 4.1(c), make or in any way participate, directly or indirectly, in any solicitation of proxies or votes or any attempt to influence votes from or by any holder of voting shares or other securities of the Company in connection with any vote of holders of voting shares or other securities of the Company the outcome of which could reasonably be expected to give rise to a distribution by the Company or any member of the Group to any of the holders of securities of the Company (or any person claiming through or under any such holder) or a change in the beneficial or effective economic ownership of the Company or the whole or any material part of the undertaking, business or assets of any member of the Group;

(d) offer or agree to enter into any acquisition or other arrangement or commitment with or relating to the Company of a nature similar to the Existing Scheme or the Proposed Offer or anything similar to either of them or any material part of either of them;

(e) take any step which might give rise to any obligation under the Code or otherwise (including any obligation of the Purchaser or any person connected with it including its Affiliates) to make any sort of offer or tender for or invitation to acquire all or any part of the share capital or other securities of the Company (or any interest in or in relation to any of the foregoing) (and the Purchaser undertakes to the Manager acting in its several capacities described above not to do anything that would cause the Manager or any of the Investment Vehicles to be required to make a mandatory offer for the Company);

(f) enter into any agreement, arrangement or commitment (whether or not legally binding and whether contingent or not) with or in favour of any person relating to or connected with any of the foregoing provided that nothing in this clause 5.1 shall prohibit the entry into of a New Agreement or an agreement similar thereto as contemplated by clauses 4.2 and 4.3.

5.2 The Manager shall (to the extent lawful) notify the Purchaser immediately upon becoming aware of any Potential Rival Offer of the details thereof of which the Manager is aware.

6. INSIDER ACKNOWLEDGEMENT

6.1 Each party acknowledges that it has and may continue to acquire knowledge and/or information concerning the Proposed Offer and that such knowledge and/or information may constitute inside information and/or price-sensitive information and/or material non-public information relating to the Company or its securities. Each party acknowledges that provisions of applicable securities laws and/or regulations in several jurisdictions may restrict or prohibit the use and/or disclosure of such knowledge and/or information (including in the United Kingdom, Part V of the Criminal Justice Act 1993, Rule 4.1 of the Code and the Financial Services and Markets Act 2000). Accordingly, each party undertakes to the others itself not to and to procure that none of its Affiliates shall:

(a) base any behaviour in relation to any securities of the Company or any other "qualifying investments" or "relevant products" which would amount to "market abuse", on such knowledge and/or information (which is given in confidence in accordance with the requirements of the Financial Services and Markets Act 2000 and the related Code of Market Conduct) unless and until such knowledge and/or

information is generally available without any breach of the terms of this agreement; or

(b) use such knowledge and/or information to deal in any securities of the Company or in any securities whose price or value may be related to or affected by the price or value of the Company's securities or in any derivative products related to any such securities or interests in any of them or to encourage another person to deal,

except as permitted by applicable law.

7. ANNOUNCEMENTS AND CONFIDENTIALITY

7.1

(a) The Manager shall not, and shall procure that none of the Investment Vehicles or any of its or their Affiliates shall, without the Purchaser's prior written consent:

(i) issue any publication or make any statement;

(ii) have any discussions with Company or its representatives or any shareholder of the Company (other than the Purchaser), or with the press or any other media; and/or

(iii) take any other action,

in each case which relates to or may affect any Proposed Offer or which might have any consequence on the Purchaser as an offeror or potential offeror.

(b) The Purchaser shall not, and shall procure that none of its Affiliates shall, without the Manager's prior written consent:

(i) issue any publication or make any statement;

(ii) have any discussions with the press or any other media; and/or

(iii) take any other action,

in each case which (x) discloses details of the discussions and negotiations between the Purchaser on the one hand and the Manager and its Affiliates on the other in relation to the Company and/or (y) relates to the Manager, the Investment Vehicles or any of its or their Affiliates, and which in either case might have any adverse consequence on any of the Manager, the Investment Vehicles or any of its or their Affiliates.

7.2 Nothing in this clause 7 prevents any announcement being made or any confidential information being disclosed if and to the extent that:

(a) the announcement or disclosure is by the Purchaser for the purpose of making the Proposed Offer;

(b) the prior written approval of the other parties is given (which in the case of the parties other than the Purchaser shall be deemed given by all of them if given by the Manager acting alone); or

(c) required by law or applicable regulations (including the Code) or any competent regulatory body to which such party is subject or submits (including the UK Panel on Takeovers and Mergers or any securities exchange), but in the event that a Recipient (as defined in clause 7.3) or any person connected with it (including its Affiliates) is required to disclose any confidential information the Recipient shall promptly notify the Affected Party (as defined in clause 7.3) (which shall be construed as the Manager where not the Purchaser), where practicable and lawful to do so, before disclosure occurs and co-operate with the Affected Party regarding the timing and content of such disclosure or any action which the Affected Party may reasonably elect to take to challenge the validity of such requirement.

It is noted and agreed that disclosure of the principal terms of, and any sale and purchase under, this agreement will be required pursuant to rule 8 of the Code and Part VI of the Companies Act.

7.3 The Purchaser on the one hand and the Manager and the BVI Investment Vehicles on the other (in either case the **Recipient(s)**) shall and shall procure that each person connected with the Recipient(s) or any of them (including their respective Affiliates) shall keep confidential all information (including for the avoidance of doubt any information relating to the Proposed Offer or the terms of this agreement) provided and/or obtained before or after signing of this agreement in written, electronic, oral or any other form:

(a) provided to the Recipient(s) or any of them or any person connected with any of them (including its or their Affiliates) by or on behalf of; and/or

(b) otherwise obtained in connection with this agreement which relates to,

in each case, respectively, the Manager or any of the Investment Vehicles on the one hand or the Purchaser on the other (in either case an **Affected Party**) or any person connected with the Affected Party (including its Affiliates), together with all analyses, memoranda or other documents or information which contain or reflect or are generated from such information (together the **Information**). The Recipient shall notify the Affected Party immediately upon becoming aware that any of the Information has been disclosed to or obtained by a third party (otherwise than as permitted by this agreement).

7.4 Nothing in clause 7.3 prevents disclosure of Information by any party:

(a) to the extent that the Information:

(i) at the time of its supply is in the public domain;

(ii) subsequently comes into the public domain, except through breach of the undertakings set out in this agreement or through breach of any other duty of confidentiality relating to that Information;

(iii) is already in the disclosing party's lawful possession (as evidenced by written records);

(iv) subsequently comes lawfully into the possession of the disclosing party from a third party who does not owe an Affected Party an obligation of confidence in relation to it; or

(b) to (in the case of the Purchaser) any person connected with the Purchaser (including any Purchaser Affiliate) or (in the case of the Manager) any person connected with

the Manager or any of the Investment Vehicles (including any Manager Affiliate) or in each case the professional advisers, auditors or bankers of any of the foregoing (each of the foregoing being an **Authorised Recipient**) to the extent that the proposed additional recipient(s) reasonably need(s) the Information for the purpose of advising any such permitted recipient in connection with the transactions contemplated by this agreement provided that:

(i) before any disclosure to any such person the relevant party shall procure that such person is made aware of and is required to observe the terms of this clause as if he were bound by the provisions of this clause and such person's breach of such terms shall constitute a breach by the relevant party; and

(ii) the relevant party shall keep and make available to the Affected Party on demand a list of persons to whom any Information is given identifying what Information has been given to whom.

7.5 Upon the written request of the Purchaser or the Manager to the other from time to time, the other shall to the extent lawful and/or not in breach of any applicable regulatory requirement immediately at its own cost and expense:

(a) procure the return to the Purchaser or the Manager (as the case may be) (without any copies being kept) of all documents containing Information or relating to the negotiations or discussions about the Proposed Offer, whether or not in the possession of that other party;

(b) destroy all copies of any analyses, memoranda or other documents derived from the Information, whether or not in the possession of that other party; and

(c) to the extent practicable expunge all Information from any computer, word processor or other device containing the Information; and

if so requested, deliver to the other a certificate signed by the company secretary or other authorised officer of the Purchaser or the Manager confirming that the obligations contained in this clause have been complied with.

8. FURTHER ASSURANCES

8.1 Each party shall, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as any other party may from time to time reasonably require in order to vest any of the First Tranche (Sale) Shares, the Second Tranche (Option) Shares and/or (as the case may be) the Additional Sale Shares in the Purchaser, its nominee or its assignee or as otherwise may be necessary to give full effect to this agreement.

9. TERM

9.1 Each of the obligations, warranties, representations, covenants and undertakings set out in this agreement (excluding any obligation which is fully performed at a Relevant Completion) shall continue in force after any Relevant Completion prior to the Final End Date and shall not terminate until the Final End Date (or Second Completion if due to take place pursuant to an Exercise Notice served on or before the Final End Date). Such termination shall be without prejudice to rights and obligations accrued up to such termination and shall not apply in respect of the obligations under clause 7 (Announcements and Confidentiality), which shall continue in full force and effect notwithstanding such termination.

10. ACKNOWLEDGEMENT BY BVI INVESTMENT VEHICLES

10.1 Each BVI Investment Vehicle acknowledges to the Purchaser (in further consideration of the Purchaser's entry into this agreement with the Manager on behalf of that BVI Investment Vehicle) the Manager's obligations on behalf of that BVI Investment Vehicle set out in this agreement and covenants with the Purchaser that such obligations are and will remain valid, binding and enforceable against the Manager in accordance with their terms and that none of the Manager's powers and authorities relevant to the performance of those obligations will be suspended, terminated or compromised in any way by that BVI Investment Vehicle.

11. PURCHASER'S RIGHT OF SUBSTITUTION

11.1 Prior to giving an Exercise Notice, the Purchaser may by giving a Substitution Notice to the Manager (which shall be deemed to receive the Substitution Notice in each of its several capacities under this agreement and on behalf of each other party to the Agreement) substitute any other person (the **New Purchaser**) in which any of its members are directly or indirectly interested as "the Purchaser" under this agreement with all the benefits and obligations as if the New Purchaser had originally been named as "the Purchaser" under this agreement in place of the person originally named as "the Purchaser" under this agreement (the **Original Purchaser**).

11.2 Provided that:

(a) the Substitution Notice is executed by or on behalf of each of the Original Purchaser and the New Purchaser;

(b) SOF-VI U.S. Holdings, L.L.C. undertakes to the Manager (acting in its several capacities under this agreement) (in a legally binding undertaking governed by English law and which is conditional on the Manager releasing SOF-VI U.S. Holdings, L.L.C. from the Parent Company Support Letter signed by it) to procure:

(i) that US$25,162,500 (less 50% of any amount already then paid to the Manager under this agreement, subject to a maximum deduction of US$25,162,500) of cleared funds will be provided to the New Purchaser for value within two Business Days of the undertaking becoming effective for the purpose and with the intent of enabling the New Purchaser to perform certain of its obligations under this agreement; and

(ii) (in so far as it able) that, for so long as and to the extent that the New Purchaser has outstanding obligations to other parties to this agreement, the New Purchaser will not:

(A) dispose of any assets other than for value on arm's length terms; or

(B) make any distribution,

in each to the extent that the New Purchaser would as a result be unable to meet its then outstanding obligations to other parties to this agreement; and

(c) Waterford Group, L.L.C. undertakes to the Manager (acting in its several capacities under this agreement) (in a legally binding undertaking governed by English law and which is conditional on the Manager releasing Waterford Group, L.L.C. from the Parent Company Support Letter signed by it) to procure:

(i) that US$12,581,300 (less 25% of any amount already then paid to the Manager under this agreement, subject to a maximum deduction of US$12,581,300) of cleared funds will be provided to the New Purchaser for value within two Business Days of the undertaking becoming effective for the purpose and with the intent of enabling the New Purchaser to perform certain of its obligations under this agreement; and

(ii) (in so far as it able) that, for so long as and to the extent that the New Purchaser has outstanding obligations to other parties to this agreement, the New Purchaser will not:

(A) dispose of any assets other than for value on arm's length terms; or

(B) make any distribution,

in each to the extent that the New Purchaser would as a result be unable to meet its then outstanding obligations to other parties to this agreement; and

(d) Kerzner International Limited undertakes to the Manager (acting in its several capacities under this agreement) (in a legally binding undertaking governed by English law and which is conditional on the Manager releasing Kerzner International Limited from the Parent Company Support Letter signed by it) to procure:

(i) that US$12,581,300 (less 25% of any amount already then paid to the Manager under this agreement, subject to a maximum deduction of US$12,581,300) of cleared funds will be provided to the New Purchaser for value within two Business Days of the undertaking becoming effective for the purpose and with the intent of enabling the New Purchaser to perform certain of its obligations under this agreement; and

(ii) (in so far as it able) that, for so long as and to the extent that the New Purchaser has outstanding obligations to other parties to this agreement, the New Purchaser will not:

(A) dispose of any assets other than for value on arm's length terms; or

(B) make any distribution,

in each to the extent that the New Purchaser would as a result be unable to meet its then outstanding obligations to other parties to this agreement,

it shall be deemed automatically upon and with effect from giving of the Substitution Notice that:

(1) the Original Purchaser is hereby released and discharged from its obligations under this agreement;

(2) the New Purchaser is "the Purchaser" under this agreement with all the benefits of "the Purchaser" as if it had originally been "the Purchaser" under this agreement in place of the Original Purchaser;

(3) each party to this agreement other than the Original Purchaser hereby undertakes to the New Purchaser that it will comply with and has complied with and will perform and has performed all of its obligations under this agreement and will extend the

benefit of this agreement to the New Purchaser as if it had originally been "the Purchaser" under this agreement in place of the Original Purchaser; and

(4) the New Purchaser may rely on and enforce its rights set out in this clause 11 pursuant to the Contracts (Rights of Third Parties) Act 1999.

12. GENERAL

12.1 Save as otherwise provided in this agreement each party shall pay the costs and expenses incurred by it in connection with the entering into and performance of this agreement.

12.2 Without affecting any other rights or remedies that the Purchaser on the one hand and the Manager and the Investment Vehicles on the other may have:

(a) the parties acknowledge that the Purchaser and its Affiliates on the one hand and the Manager and the Investment Vehicles and its and their Affiliates on the other may be irreparably harmed by any breach of the terms of this agreement and that damages alone may not necessarily be an adequate remedy;

(b) accordingly, the Purchaser and any of its Affiliates on the one hand and the Manager and the Investment Vehicles and its and their Affiliates on the other, as appropriate and subject to clause 12.6, shall be entitled to the remedies of injunction, specific performance and other equitable relief, or any combination of these remedies, for any threatened or actual breach of this agreement, and no proof of special damages will be necessary to enforce this agreement; and

(c) without prejudice to the generality of the foregoing:

(i) the Purchaser agrees to indemnify the Manager for itself and as trustee for the Investment Vehicles and its and their Affiliates; and

(ii) the Manager agrees to indemnify the Purchaser for itself and as trustee for its Affiliates,

as appropriate and subject to clause 12.6, for any costs, claims, demands, liabilities and expenses of whatever nature that each such relevant person may incur arising directly or indirectly out of a breach of any of that party's warranties and obligations set out in this agreement.

12.3 If any provision of this agreement is held to be invalid or unenforceable, that provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this agreement, but without invalidating any of the remaining provisions.

12.4 This agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this agreement.

12.5 The rights of each party under this agreement:

(a) may be exercised as often as necessary;

(b) unless otherwise expressly provided in this agreement, are cumulative and not exclusive of rights and remedies provided by law; and

(c) may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

12.6 Save to the extent that this agreement expressly confers any right on any Affiliate, or on the New Purchaser pursuant to clause 11, a person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

12.7 This agreement contains the whole agreement between the parties relating to the transactions contemplated by this agreement and supersedes and extinguishes altogether all rights and obligations under all previous agreements, whether oral or in writing, between on the one hand the Purchaser and/or any of its Affiliates and on the other hand the other parties to this agreement and/or any of their respective Affiliates relating to these transactions (including, for the avoidance of doubt, the confidentiality agreements between Trading Cove Associates LLC and the Manager dated on or about 19 September 2003 and on or about 22 October 2003) and the parties' respective Affiliates may rely on this clause pursuant to the Contracts (Rights of Third Parties) Act 1999. The Manager shall (in further consideration of the Purchaser's entry into this agreement) as soon as practicable and in any event within 7 days of the date of this agreement deliver to Trading Cove Associates LLC a release from its obligations under those confidentiality agreements.

13. RELATIONSHIP OF THE PARTIES

13.1 This agreement shall not be construed as creating any partnership or (except to the extent expressly described) agency relationship among any of the parties and no party shall represent itself as the agent or representative of any other party and shall have no right to create or assume any obligation whatsoever on behalf of any other party save as provided in this agreement.

13.2 The parties acknowledge and agree that there can be no certainty that the Proposed Offer will be made and confirm that no liability will arise to any party as a result of the Proposed Offer not being made.

13.3 It is agreed that sections 204 to 206 (inclusive) of the Companies Act apply in relation to this agreement and each party undertakes to comply with all its obligations resulting therefrom including each obligation of disclosure to (as the case may be) each other party, to the Company, to the UK Listing Authority and/or the Panel on Takeovers and Mergers.

13.4 If and for so long as the Panel on Takeovers and Mergers from time to time determines that, for the purposes of the Code, the parties are acting in concert, then each party undertakes to comply with all its obligations resulting therefrom including each obligation of disclosure to (as the case may be) each other party, to the Company, to the UK Listing Authority and/or the Panel on Takeovers and Mergers

13.5 The Manager shall cooperate with the Purchaser, and will provide any information necessary, for the preparation of any announcement relating to the arrangements provided for in this agreement and in relation to the Proposed Offer (if any).

14. NOTICES

14.1 Any notice or other formal communication given under this agreement (which includes fax, but not email) must be in writing and may be delivered or sent by fax to the party to be served as follows:

(a) to the Manager for itself and/or on behalf of any Investment Vehicle:

Active Value Fund Managers Limited
Rue Kleberg 6
CH1201 Geneva
Switzerland

Fax: +41 22 908 1991

marked for the attention of: Brian Padgett

with a copy (failure to give which shall mean that notice shall not have been properly given) to:

Active Value Advisors
9 Savoy Street
London
WC2E 7ER
United Kingdom

Fax: + 44 (0) 20 7379 6464

marked for the attention of: Brian Myerson / Julian Treger; and

(b) to the Purchaser at:

c/o Kerzner International Limited
2 - 4 Packhorse Road
Gerrards Cross
Buckinghamshire
SL9 7QE
United Kingdom

Fax: + 44 (0) 1753 899 808

marked for the attention of: Charles Adamo

with a copy (failure to give which shall mean that notice shall not have been properly given) to:

c/o Kerzner International Limited
Coral Towers, 3rd Floor
Casino Drive
Paradise Island
The Bahamas

Fax: + 1 242 363 5401

marked for the attention of: Charles Adamo

with a further copy (failure to give which shall mean that notice shall not have been properly given) to:

c/o Starwood Capital Group Global, L.L.C.
591 West Putnam Avenue
Greenwich, CT 06830

United States of America

Fax: + 1 203 422 7814

marked for the attention of: Madison Grose

or at such other address or fax number as it may notify to the other parties under this clause.

14.2 Any notice or other communication shall be deemed to have been given:

(a) if delivered, at the time of delivery; or

(b) if sent by fax, on the date of transmission,

provided that if delivered or transmitted after 5.00 p.m. (local time at the place of destination) or on any Saturday, Sunday or public holiday in the country of destination, it shall be deemed given on the next following day which is not a Saturday, Sunday or public holiday in the country of destination.

14.3 In proving the giving of a notice or other formal communication it shall be sufficient to prove that delivery was made or that the fax was properly addressed and transmitted, as the case may be.

15. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

15.1 This agreement is governed by English law and the English courts shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement. The parties submit to the non-exclusive jurisdiction of the English courts and waive any objection to the English courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute. Each party waives any right it may have to a jury trial of any claim or cause of action in connection with this agreement. This agreement may be filed as a written consent to trial by court.

15.2 The Manager and each BVI Investment Vehicle irrevocably appoints SH Process Agents Limited (registered in England no. 3181871) as its agent in England for service of process (which may be served at the agent's registered office from time to time (being at the date of this agreement One, St. Paul's Churchyard, London EC4M 8SH)).

AS WITNESS this agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

SCHEDULE 1

INFORMATION RELATING TO THE SHARES

(1)	(2)	(3)	(4)	(5)
Investor	**Shares** **(and percentage of Company's issued share capital represented)**	**First Tranche (Sale) Shares** **(and percentage of Company's issued share capital represented)**	**Second Tranche (Option) Shares** **(and percentage of Company's issued share capital represented)**	**Retained Shares** **(and percentage of Company's issued share capital represented)**
First Partnership	2,714,580 (7.81%)	1,827,780 (5.26%)	886,800 (<2.56%)	Nil
Second Partnership	880,510 (<2.54%)	592,863 (1.71%)	287,647 (0.83%)	Nil
Third Partnership	3,557,500 (10.24%)	Nil	506,710 (1.46%)	3,050,790 (8.78%)
First BVI Investment Vehicle	429,610 (1.24%)	289,265 (0.83%)	140,345 (0.40%)	Nil
Second BVI Investment Vehicle	150,300 (0.43%)	101,200 (0.29%)	49,100 (0.14%)	Nil
Totals	7,732,500 (22.26%)	2,811,108 (8.09%)	1,870,602 (5.39%)	3,050,790 (8.78%)

The Company's entire issued share capital comprises 34,736,196 ordinary shares of £1 each.

SCHEDULE 2

FORM OF EXERCISE NOTICE

To: [The Manager]

Date: ●

Dear Sirs,

We refer to the Sale and Purchase and Call Option Agreement (the **Agreement**) dated 10 March 2004 between you (in various capacities), us and others. Terms defined in the Agreement have the same meanings in this letter which is an Exercise Notice pursuant to clause 2.4 of the Agreement.

We hereby give you notice that that we are exercising the Option.

Yours faithfully,

For and on behalf of
[The Purchaser]

SCHEDULE 3

FORM OF SUBSTITUTION NOTICE

From: [Full name of party originally named as Purchaser] (the **Original Purchaser**)

[New Purchaser]

To: [Manager] in each of its several capacities under (and on behalf of each BVI Investment Vehicle as defined in) the Sale and Purchase Call Option Agreement Relating to Certain Shares of WEMBLEY PLC dated 10 March 2004 among you, the Original Purchaser and each of the aforementioned BVI Investment Vehicles (the **Agreement**)

Date: ●

Dear Sirs

1. We refer to the Agreement and in particular clause 11 thereof.
2. Terms defined in the Agreement have the same meanings in this letter.
3. This letter is a Substitution Notice.
4. The Original Purchaser hereby gives you notice that [New Purchaser] is the New Purchaser.
5. [New Purchaser] hereby undertakes to you (acting for yourself in your several capacities under the Agreement and on behalf each other party to the Agreement) to perform the Agreement and to be bound by the terms of the Agreement in every way as if it were originally named as "the Purchaser" under the Agreement. This undertaking is given in consideration of the benefit to the New Purchaser of the Agreement pursuant to clause 11 thereof.

Yours faithfully

For and on behalf of [Original Purchaser]	For and on behalf of [New Purchaser]

Executed by
ACTIVE VALUE FUND MANAGERS LIMITED
by its attorney, Andrew James Peggie) ....

ACTIVE VALUE FUND MANAGERS LIMITED
as general partner of and on behalf of
ACTIVE VALUE CAPITAL, L.P.
by its attorney, Andrew James Peggie) ....

Executed by
ACTIVE VALUE FUND MANAGERS LIMITED
as general partner of and on behalf of
AVC CIP, L.P.
by its attorney, Andrew James Peggie) ....

Executed by
ACTIVE VALUE FUND MANAGERS LIMITED
as general partner of and on behalf of
ACTIVE VALUE PLEDGE FUND, L.P.
by its attorney, Andrew James Peggie) ....

Executed by
ACTIVE VALUE FUND MANAGERS LIMITED
as discretionary fund manager of and on behalf of
ACTIVE VALUE CAPITAL, INC.
by its attorney, Andrew James Peggie) ....

Executed by
ACTIVE VALUE FUND MANAGERS LIMITED
as discretionary fund manager of and on behalf of
ACTIVE VALUE EURO PARTNERS, INC.
by its attorney, Andrew James Peggie) ....

Executed by
ACTIVE VALUE CAPITAL, INC.
by its attorney, Andrew James Peggie)

Executed by
ACTIVE VALUE EURO PARTNERS, INC.
by its attorney, Andrew James Peggie)

Executed by
BLB INVESTORS, L.L.C.
by Charles Adamo)

Exhibit II-2-k

SALE AND PURCHASE AGREEMENT RELATING TO CERTAIN SHARES OF WEMBLEY PLC

DATED 18 MARCH 2004

ACTIVE VALUE FUND MANAGERS LIMITED
(in its several capacities described in this agreement)

ACTIVE VALUE CAPITAL, INC.

ACTIVE VALUE EURO PARTNERS, INC.

and

BLB INVESTORS, L.L.C.

ALLEN & OVERY

London

CO:1152854.7

CONTENTS

THIS AGREEMENT is made on 18 March 2004 AMONG:

(1) **ACTIVE VALUE FUND MANAGERS LIMITED**, a company incorporated in the British Virgin Islands (registered no. 79675) whose registered office is at Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands (the **Manager**), acting for itself and in its several capacities as:

(i) general partner of, and on behalf of, **ACTIVE VALUE CAPITAL, L.P.**, a Delaware limited partnership (the **First Partnership**);

(ii) general partner of, and on behalf of, **AVC CIP, L.P.**, a Delaware limited partnership (the **Second Partnership**);

(iii) general partner of, and on behalf of, **ACTIVE VALUE PLEDGE FUND, L.P.**, a Delaware limited partnership (the **Pledge Fund**);

(iv) discretionary fund manager of, and on behalf of, the First BVI Investment Vehicle (as defined below); and

(v) discretionary fund manager of, and on behalf of, the Second BVI Investment Vehicle (as defined below),

the First Partnership, the Second Partnership and the Pledge Fund being each a **Partnership** and together the **Partnerships**, the First BVI Investment Vehicle and the Second BVI Investment Vehicle being each a **BVI Investment Vehicle** and together the **BVI Investment Vehicles**, and each Partnership and each BVI Investment Vehicle being each an **Investment Vehicle** and together the **Investment Vehicles**;

(2) **ACTIVE VALUE CAPITAL, INC.**, a company incorporated in the British Virgin Islands whose registered office is at Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands (the **First BVI Investment Vehicle**);

(3) **ACTIVE VALUE EURO PARTNERS, INC.**, a company incorporated in the British Virgin Islands whose registered office is at Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands (the **Second BVI Investment Vehicle**); and

(4) **BLB INVESTORS, L.L.C.**, a limited liability company organised under the laws of the State of Delaware, United States of America whose principal place of business is at 591 West Putnam Avenue, Greenwich, Connecticut 06830, United States of America (the **Purchaser**).

BACKGROUND:

(A) On 27 January 2004, WEMBLEY PLC (registered in England no. 226267) (the **Company**) and MGM MIRAGE (the **Bidder**) announced that they had reached agreement on the terms of a recommended cash acquisition by Bidder of the Company to be effected by a scheme of arrangement (the **Existing Scheme**) under section 425 of the Companies Act 1985 (the **Companies Act**), as more particularly described in the circular of the Company to its shareholders dated 27 February 2004 (the **Scheme Document**).

(B) On 10 March 2004, the Purchaser announced that it is considering making an offer for the entire issued and to be issued share capital of the Company (to be effected either by a takeover offer or by a scheme of arrangement under section 425 of the Companies Act, in either case the **Proposed Offer**).

(C) The parties to this agreement entered into a Sale and Purchase and Call Option Agreement relating to certain ordinary shares of £1 each in the capital of the Company on 10 March 2004 (the **Existing Agreement**). Under the terms of clause 4.2 of the Existing Agreement, the Manager expressed a non-binding intention to enter into an option agreement over the maximum number of the ordinary shares of £1 each in the capital of the Company then held by the Investment Vehicles as are permitted by the SARs (as defined below) on the same terms as the option granted in clause 2.2 of the Existing Agreement. The parties have now agreed that this agreement shall be entered into in place of the agreement referred to in clause 4.2 of the Existing Agreement.

(D) Subject to the rights granted to the Purchaser under the Existing Agreement, the Pledge Fund is the sole beneficial owner (and HSBC Global Custody Nominee (UK) Limited (registered in England no. 228660) (the **Nominee**) is the sole registered owner) of 3,050,790 ordinary shares of £1 each in the capital of the Company (the **Shares**). Pursuant to the terms of the Existing Agreement, the Manager agreed (on behalf of the applicable Investment Vehicles in each case) inter alia:

(i) to sell to the Purchaser, and the Purchaser agreed to purchase, 2,811,108 ordinary shares of £1 each in the capital of the Company (the First Tranche (Sale) Shares as defined in the Existing Agreement), being shares carrying in total voting rights representing 8.09% of the voting rights of the Company;

(ii) to grant to the Purchaser a call option to require the Manager to sell and procure the transfer to the Purchaser of 1,870,602 ordinary shares of £1 each in the capital of the Company (the Second Tranche (Option) Shares as defined in the Existing Agreement), being shares carrying in total voting rights representing 5.39% of the voting rights of the Company; and

(iii) to sell to the Purchaser, and the Purchaser agreed to purchase, up to 520,576 ordinary shares of £1 each in the capital of the Company (the Additional Sale Shares as defined in the Existing Agreement), being shares carrying in total voting rights representing 1.50% of the voting rights of the Company, if and to the extent the Purchaser did not purchase such number of ordinary shares of £1 in the capital of the Company from third parties on or before 17 March 2004.

(E) Pursuant to the terms of this agreement, the Manager has agreed (on behalf of the relevant Investment Vehicles) to:

(i) terminate the provisions of the Existing Agreement in relation to the Additional Sale Shares (as defined in the Existing Agreement) and to add them to the Second Tranche (Option) Shares under the Existing Agreement (subject to the Purchaser having agreed to the Additional Sale Shares being subject to a put option in favour of the Manager at £8 per share exercisable in the event that, inter alia, there is no announcement of a firm intention to make the Proposed Offer within a specified period); and

(ii) sell and procure the transfer to the Purchaser of 2,530,214 Shares (the **Third Tranche (Sale) Shares**), being shares carrying in total voting rights representing 7.28% of the voting rights of the Company.

IT IS AGREED as follows:

1. INTERPRETATION

1.1 In this agreement (in addition to the terms defined in the recitals):

Affiliate means a Purchaser Affiliate or a Manager Affiliate (as the case may be);

Announcement Date means the date (falling before the Initial End Date) on which the Purchaser or any of its Affiliates announces a firm intention to make a Proposed Offer;

Business Day means any day on which shares in the Company may be traded on the London Stock Exchange;

Code means The City Code on Takeovers and Mergers (and includes reference where the context requires to the SARs);

Encumbrance means any mortgage, lien, charge (fixed or floating), pledge, encumbrance, option, right to acquire, other third party right or claim, trust arrangement for the purpose of providing security or any other security or adverse interest of any kind (and including any agreement, arrangement or commitment to create and/or give any of the foregoing);

Final End Date means the Initial End Date, unless the Purchaser has by then made an announcement that it has a firm intention to make the Proposed Offer, in which case **Final End Date** means such time as the Proposed Offer lapses or is withdrawn or is completed in accordance with its terms;

Group means the Company and its subsidiary undertakings;

HSR means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations issued thereunder;

HSR Condition has the meaning given in clause 3.2;

Initial End Date means the earlier of: (i) 10:01 a.m. (London time) on 30 March 2004 provided that if voting on the substance of any of the proposed resolutions of the shareholders of the Company in relation to the Existing Scheme (for which voting is currently proposed to be on 8 April 2004) is adjourned or postponed, then the Initial End Date shall be extended by one day for each day of delay after 8 April 2004 in voting on the substance of that or those resolution(s), subject to a maximum extension of 10 days and this proviso shall not operate to extend the Initial End Date if before 10:01 a.m. (London time) on 30 March 2004 a third party (other than the Bidder or the Purchaser or any of their respective Affiliates) has announced a firm intention to make an offer for the Company (whether by a takeover offer or a scheme of arrangement under section 425 of the Companies Act) which has not lapsed or been withdrawn) and (ii) the time and date that the Purchaser (or any of its Affiliates) makes an announcement that it does not intend to make a Proposed Offer;

Lincoln Park Reorganisation has the meaning given in the Scheme Document;

Manager Affiliate means:

(a) the Manager's parent undertakings, its and their respective subsidiary undertakings and the respective directors, officers and employees of any of the foregoing; and

(b) any investment fund (including investment trusts, limited partnerships, unit trusts and co-investment schemes) managed or advised by the Manager (including any person holding investments for such a fund);

New Purchaser has the meaning given in clause 9.1;

Original Purchaser has the meaning given in clause 9.1;

Purchaser Affiliate means the Purchaser, its members, their parent undertakings, its and their respective subsidiary undertakings (and includes for the purpose of this agreement Trading Cove California, L.L.C.) and the respective directors, officers and employees of any of the foregoing;

Purchase Price has the meaning given in clause 3.5;

Reorganisation means any issue by way of capitalisation of profits or reserves, any issue by way of rights, placement or open offer, any consolidation or sub-division or reduction of capital or capital distribution or other reconstruction or adjustment relating to the equity share capital of the Company or any amalgamation or reconstruction affecting the equity share capital of the Company;

SARs means The Rules Governing Substantial Acquisitions of Shares;

Substitution Notice means a notice in the form set out in Schedule 1; and

Third Completion has the meaning given in clause 3.6.

1.2 In this agreement:

(a) any express or implied reference to an enactment (which includes any legislation in any jurisdiction) includes references to:

(i) that enactment as amended, extended or applied by or under any other enactment before or after the date of this agreement;

(ii) any enactment which that enactment re-enacts (with or without modification); and

(iii) any subordinate legislation (including regulations) made (before or after signature of this agreement) under that enactment, as re-enacted, amended, extended or applied as described in paragraph (i) above, or under any enactment referred to in paragraph (ii) above;

(b) words denoting persons shall include bodies corporate and unincorporated associations of persons; and

(c) references to a party to this agreement include references to the successors or assigns (immediate or otherwise) of that party.

1.3 In this agreement, unless the contrary intention appears:

(a) the words **include**, **includes** and **including** shall be construed as if followed by the words "without limitation";

(b) reference to a **subsidiary undertaking** or a **parent undertaking** has the meaning ascribed thereto in section 258 of the Companies Act;

(c) a reference to a person being **connected** shall include that person being connected with another within the meaning of section 839 of the Income and Corporation Taxes Act 1988; and

(d) a reference to a clause or party or schedule is a reference to a clause of or a party or schedule to this agreement.

1.4 The headings in this agreement do not affect its interpretation.

1.5 The schedules form part of this agreement.

2. EXISTING AGREEMENT

The Existing Agreement shall continue in full force and effect notwithstanding this agreement save that:

(a) Clauses 2.8, 2.9(b), 2.10(b), 2.11(b), 2.18, 2.19 and 4 of the Existing Agreement (and references in other clauses of the Existing Agreement to the Additional Sale Shares) are superseded by this agreement and shall be of no effect (without prejudice to any rights or obligations accrued under clauses 2.18, 2.19 and 4.1 of the Existing Agreement prior to the entry into of this agreement, but no rights and obligations shall be deemed to have accrued under clause 2.8 of the Existing Agreement);

(b) clause 2.11 of the Existing Agreement shall be amended as provided in clause 3.8 of this agreement;

(c) clause 2.14(c)(ii)(A) of the Existing Agreement shall be amended as provided in clause 3.15 of this agreement;

(d) clause 11.1 of the Existing Agreement shall be amended as provided in clause 9.3 of this agreement; and

(e) clause 12.7 and 1.1 of the Existing Agreement shall be amended as provided in clause 10.8 of this agreement.

3. SALE OF THE THIRD TRANCHE (SALE) SHARES

3.1 Subject to the satisfaction or waiver (in accordance with sub-clause 3.4(c)) of the conditions set out in clause 3.2, the Manager shall sell or procure the sale of and the Purchaser shall purchase the Third Tranche (Sale) Shares together with all rights attaching thereto at and after the date of the Existing Agreement and free from any Encumbrance.

3.2 The sale and purchase of the Third Tranche (Sale) Shares is conditional on:

(a) the Purchaser announcing a firm intention to make a Proposed Offer prior to the Initial End Date; and

(b) (i) all necessary notifications and filings required by HSR having been made;

(ii) all or any applicable waiting and other time periods (including any extensions thereof (including requests for additional information)) under HSR having expired, lapsed or terminated; and

(iii) any approvals or clearances required under HSR having been obtained to the reasonable satisfaction of the Purchaser,

on or before the Final End Date in respect of the sale and purchase of the Third Tranche (Sale) Shares and any matter arising in connection therewith (the **HSR Condition**).

3.3 If the Purchaser does not announce a firm intention to make a Proposed Offer by the Initial End Date in accordance with sub-clause 3.2(a), without prejudice to any rights accrued under this agreement prior to such date, the obligations to sell and purchase the Third Tranche (Sale) Shares shall lapse at and from the Initial End Date.

3.4 In respect of the sale and purchase of the Third Tranche (Sale) Shares and any matter arising in connection therewith:

(a) the Purchaser shall use its reasonable endeavours to procure the satisfaction of the HSR Condition by making the necessary notifications, filings and applications required on its behalf as soon as is practicable;

(b) the Manager shall give and procure its Affiliates to give to the Purchaser all information and assistance as the Purchaser may reasonably require in order to procure the satisfaction of the HSR Condition;

(c) the Purchaser may at its sole discretion waive satisfaction of the HSR Condition by notice in writing to the Manager (to the extent consistent with HSR); and

(d) if the HSR Condition is not satisfied (or waived in accordance with clause 3.4(c)) before the Final End Date, then the obligations to sell and buy the relevant shares shall lapse at and from the Final End Date.

3.5 Save as set out in this clause, the consideration (the **Purchase Price**) for the sale of the Third Tranche (Sale) Shares shall be the higher of:

(a) the price per share at which the Purchaser has announced its firm intention to make the Proposed Offer (and disregarding any considered deriving from the Lincoln Park Reorganisation); and

(b) £8.00 per share,

(subject to adjustment in accordance with clause 3.10) and, for the avoidance of doubt, the consideration shall not increase further even if the price under the Proposed Offer is subsequently increased. The Purchase Price is payable by or on behalf of the Purchaser in cash to or for the account of the Nominee on behalf of the Pledge Fund in the manner specified in clause 3.6.

3.6 Completion of the sale and purchase of the Third Tranche (Sale) Shares (**Third Completion**) shall take place on the Business Day following the later of:

(a) the Announcement Date; and

(b) satisfaction or waiver (in accordance with clause 3.4(c)) of the HSR Condition,

at which time:

(i) the Manager shall procure that the Nominee shall send (or, as the case may be, procure that its CREST sponsor shall send) an appropriate instruction to CRESTCo (properly authenticated in accordance with CRESTCo's specifications) to transfer (as the case may be) the Third Tranche (Sale) Shares to the Purchaser or as it may direct; and

(ii) the Purchaser shall pay or procure the payment of the aggregate Purchase Price by means of a CREST payment in favour of the Nominee's payment bank in accordance with normal CREST payment arrangements (including timings, i.e. "T+3" settlement of payment).

3.7 If for any reason the Manager does not do and/or procure to be done all those things required of it by clause 3.6, the Purchaser may elect (in addition and without prejudice to all other rights or remedies available to it) to rescind its obligation to purchase (or otherwise pursuant to this agreement in relation to) the Third Tranche (Sale) Shares or to fix a new date for Completion.

3.8 The Purchaser shall not be obliged to complete the purchase of any of the shares in the capital of the Company due to be completed at a particular time under the Existing Agreement and/or this agreement unless the purchase of all of such shares due to be completed before and/or at that particular time is in fact completed before and/or at that particular time. The remainder of clause 2.11 of the Existing Agreement after clause 2.11(c) thereof is hereby superseded and shall be of no effect (without prejudice to any rights or obligations accrued thereunder prior to the entry into of this agreement).

3.9 If and for so long after the due date for Third Completion as the Pledge Fund or its nominee remains the registered holder of any Third Tranche (Sale) Share (and the transfer of the Third Tranche (Sale) Share remains subject to the satisfaction (or waiver in accordance with clause 3.4(c)) of the HSR Condition, if applicable, pursuant to this agreement) it shall hold (and direct any nominee to hold) that Share and any distributions, property and rights deriving from it at or after the date of this agreement in trust for the Purchaser and shall deal with that Share and any such distributions, property and rights deriving from it as the Purchaser directs; in particular, the Manager shall procure the exercise of all voting rights attaching to that Share as the Purchaser may by reasonable notice direct.

3.10 If after the date of this agreement but on or before the Final End Date there takes place any Reorganisation, all shares, stock and/or other securities (if any) which become owned by or for the Manager and/or the Investment Vehicles (or to which any of them may be entitled) as a result of the Reorganisation shall be subject to the same obligations as affect those of the shares in the capital of the Company from which they are derived and/or the Purchase Price or other consideration shall be adjusted in due proportion to take account of any such Reorganisation. In any other provision of this agreement requiring a comparison between numbers and/or price of shares, stock and/or other securities on two or more dates and where between any of those dates there has been a Reorganisation, the numbers and/or prices shall be compared following appropriate adjustments as contemplated above in this clause 3.10.

3.11 The Manager covenants with the Purchaser to procure with respect to the Third Tranche (Sale) Shares that, at all times up to and including (x) Third Completion or (y) the Final End Date if by then Third Completion has not happened:

(a) none of the Third Tranche (Sale) Shares or any interest therein or arising or deriving therefrom or relating thereto (including any option or derivative) shall be disposed of or made or allowed to become subject to any Encumbrance (and nor will any such interest be created) and no agreement, arrangement or commitment (in each case whether contingent or not) shall be entered into to do any of the foregoing things;

(b) it shall not and shall procure that no person connected with it (including the Pledge Fund, the other Investment Vehicles or any of its Affiliates) shall, directly or indirectly, alone or with others invite, solicit, initiate, participate in or support any discussions, negotiations or proposals (for the purpose of this sub-clause, each a **Blocked Approach**) for or relating to any transaction, arrangement or commitment as described in sub-clause (a) above and the Manager shall (to the extent lawful to do so) notify the Purchaser immediately upon becoming aware of any Blocked Approach and of the details thereof of which the Manager is aware; and

(c) the voting rights (and all ancillary rights to demand a poll, vote on adjournments and all similar and/or analogous rights) in respect of the Third Tranche (Sale) Shares shall be exercised to vote:

(i) against the resolutions to be proposed in order to effect the Existing Scheme (as it may be modified from time to time) at both the Court and the Extraordinary General Meetings of the Company referred to in the announcement of the Existing Scheme (and any adjournments thereof) (provided that this sub-clause (i) shall not apply unless and until the Announcement Date occurs);

(ii) against any proposal other than the Proposed Offer:

(A) which could lead to a change in the beneficial or effective economic ownership of the Company or the whole or any material part of the undertaking, business or assets of any member of the Group (other than the Existing Scheme); or

(B) involving a scheme of arrangement, reorganisation or re-capitalisation of any member of the Group; and

(iii) in favour of any scheme of arrangement proposed to effect a Proposed Offer (provided that this sub-clause (iii) shall not apply unless and until the Announcement Date occurs).

3.12 In the event that:

(a) the Purchaser does not announce a firm intention to make the Proposed Offer prior to the Initial End Date; and

(b) there is or are, at the Initial End Date, one or more offers (each a **Relevant Offer**) for the Company (whether by way of a takeover offer or a scheme of arrangement under section 425 of the Companies Act, including the Existing Scheme (as modified or amended from time to time)) which has or have not lapsed or been withdrawn,

then, subject to clause 3.13, unless otherwise agreed in writing by the Manager, in respect of any shares in the capital of the Company acquired pursuant to the Existing Agreement or this agreement held by the Purchaser or its nominee(s) at that time, the Purchaser shall (and shall procure that its nominee(s) (if any) shall) support the Relevant Offer offering the highest price

per share (disregarding any consideration deriving from the Lincoln Park Reorganisation or anything similar thereto) by:

(i) in the event that such Relevant Offer is by way of a takeover offer, accepting that Relevant Offer not later than the final closing date for acceptances; and

(ii) in the event that such Relevant Offer is by way of a scheme of arrangement under section 425 of the Companies Act, procuring a representative or proxy on its behalf to:

(A) attend the meetings of the Company at which resolutions are to be proposed to approve the Relevant Offer; and

(B) vote in favour of all such resolutions,

provided that, if (before the Purchaser has performed its obligations under this clause 3.12 in relation to one Relevant Offer) there is or are any higher Relevant Offer(s), then the Purchaser shall in the same manner support the Relevant Offer then offering the highest price per share (disregarding any consideration deriving from the Lincoln Park Reorganisation or anything similar thereto).

3.13 Notwithstanding any other provision of this agreement or the Existing Agreement, the Purchaser shall not be required to comply with the obligations set out in clause 3.12 if any Relevant Offer has been declared wholly unconditional.

3.14 The Purchaser may dispose of any of the shares in the capital of the Company acquired by it pursuant to the Existing Agreement and/or this agreement as it thinks fit, but if any shares so acquired are to be disposed of:

(a) before clause 3.12 could no longer apply; and

(b) other than to third parties (not being Affiliates of the Purchaser) on arm's length terms,

then, as a condition to the transfer of the relevant shares, the Purchaser shall procure that each relevant transferee shall undertake in respect of the relevant shares to be bound in the same way as the Purchaser is bound by the provisions of clauses 3.12 and 3.14.

3.15 Clause 2.14(c)(ii)(A) of the Existing Agreement shall be amended by replacing the words "including the Existing Scheme" with the words "other than the Existing Scheme".

4. **ADDITIONAL SALE SHARES**

4.1 Clause 2.8 of the Existing Agreement is terminated as set out more particularly in clause 2(a) of this agreement.

4.2 The number of ordinary shares of £1 each in the capital of the Company comprising the Second Tranche (Option) Shares as defined in and for the purposes of the Existing Agreement shall be increased from 1,870,602 by 520,576 to a total of 2,391,178 (being shares carrying in total voting rights representing 6.88% of the voting rights of the Company).

4.3 In the event that at the Initial End Date the Purchaser (or any of its Affiliates) has not announced a firm intention to make a Proposed Offer and the Purchaser has not served an Exercise Notice (as defined in the Existing Agreement) then the Manager (on behalf of the

relevant Investment Vehicles as described below) shall have the option by notice to the Purchaser prior to 1 p.m. (London time) on the Initial End Date to sell (or procure the sale of) and to require the Purchaser to purchase 520,576 ordinary shares of £1 each in the capital of the Company (the **Put Shares**) together with all rights attaching thereto at and after the date of this agreement and free of any Encumbrance subject to the following terms:

(i) The consideration for the sale and purchase of the Put Shares shall be £8.00 per share (subject only to adjustment in accordance with clause 3.10).

(ii) The Put Shares shall be sold by the Investment Vehicles in the following proportions. As an overriding principle (which shall apply in the event of any inconsistency in any provision of the Existing Agreement and/or any other provision of this agreement), the Investment Vehicles other than the Pledge Fund shall each sell a proportion of their holdings equal to the proportion which their individual holdings represent of the holdings of all the Investment Vehicles other than the Pledge Fund, until (to the extent necessary) all the Investment Vehicles other than the Pledge Fund have sold all their holdings of shares in the capital of the Company. For this purpose, "holdings" shall be as shown in Schedule 1 to the Existing Agreement. Thereafter (to the extent necessary), the Pledge Fund shall sell Put Shares from its holding until it has no more Put Shares.

(iii) Completion of the sale and purchase of the Put Shares shall be subject to satisfaction of the HSR Condition on or before the date two months after the Initial End Date and clause 3.4 shall apply in relation thereto *mutatis mutandis* (and the Purchaser may waive satisfaction of the HSR Condition on the basis described in clause 3.4(c)).

(iv) Completion of the sale and purchase of the Put Shares shall take place on the Business Day following the later of:

(A) the Initial End Date; and

(B) satisfaction or waiver (in accordance with clause 3.4(c)) of the HSR Condition,

at which time:

I. the Manager shall procure that the Nominee shall send (or, as the case may be, procure that its CREST sponsor shall send) an appropriate instruction to CRESTCo (properly authenticated in accordance with CRESTCo's specifications) to transfer (as the case may be) the Put Shares to the Purchaser or as it may direct; and

II. the Purchaser shall pay or procure the payment of the aggregate purchase price for the Put Shares by means of a CREST payment in favour of the Nominee's payment bank in accordance with normal CREST payment arrangements (including timings, i.e. "T+3" settlement of payment).

5. WARRANTIES

5.1 Each party covenants with and warrants to the others that:

(a) it has the requisite power and authority to enter into and perform each of its obligations in this agreement (including, in the case of the Manager, all requisite discretions and control over the Third Tranche (Sale) Shares to enable it to perform

its obligations, together with the right and authority to sell and procure the transfer to the Purchaser of the full legal and beneficial interest in the Third Tranche (Sale) Shares on the terms set out in this agreement), each of which constitutes its valid and binding obligation enforceable against that party in accordance with its terms;

(b) its entry into and compliance with the terms of this agreement does not and will not conflict with or constitute a default under any provision of:

(i) any Encumbrance, agreement or instrument to which it (and/or any person on whose behalf that party enters into this agreement) is party or by which it (and/or any such other person) and/or any of their respective assets is bound, subject, or entitled to enter into this agreement; or

(ii) (as applicable) the memorandum or articles of association, bye-laws, partnership agreement, LLC agreement or other constitutional document of that party (and/or any person on whose behalf that party enters into this agreement); or

(iii) any order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which that party (and/or any person on whose behalf that party enters into this agreement) and/or any of their respective assets is bound, subject, or entitled to enter into this agreement.

5.2 The Manager covenants with and warrants to the Purchaser that save as set out in or effected pursuant to the Existing Agreement:

(a) the first sentence of recital (D) is true and accurate;

(b) neither of the Manager or the Investment Vehicles nor, so far as the Manager is aware, any person connected with any of them is interested in any securities of the Company (or in any rights derived from or relating to securities of the Company) other than the Shares or the Second Tranche (Option) Shares;

(c) there is no Encumbrance on, over or affecting any of the Third Tranche (Sale) Shares and the 520,576 shares added to the Second Tranche (Option) Shares pursuant to clause 4.2 and no person has claimed to be entitled to any such Encumbrance (without prejudice to which the Manager waives (and shall procure the waiver of) all rights of pre-emption, first offer or first refusal in respect of the transfer to the Purchaser (or its nominee(s)) of the Third Tranche (Sale) Shares and such 520,576 additional shares);

(d) in relation to the Third Tranche (Sale) Shares and such 520,576 additional shares, no transaction has been effected which is void, voidable or otherwise capable of being set aside under any applicable bankruptcy, insolvency or similar laws of any jurisdiction;

(e) none of the Manager, the Investment Vehicles , the Manager's Affiliates nor, so far as the Manager is aware, any person connected with it or any of the foregoing has purchased any share in the capital of the Company on or after 10 March 2004; and

(f) neither it nor any person on whose behalf it enters into this agreement nor, so far as the Manager is aware, any person connected with it or any of them (including its or their respective Affiliates) has any price-sensitive information and/or material

non-public information relating to the Company or its securities (other than details of the Proposed Offer and of the terms of the Existing Agreement and this agreement) and the Manager's entry into and compliance with the terms of this agreement does not and will not result in any of the foregoing persons acting in breach of Part V of the Criminal Justice Act 1993, the Financial Services and Markets Act 2000 or any regulation thereunder or the Code.

5.3 The Purchaser warrants to the Manager acting for itself and as general partner of, and on behalf of, the Pledge Fund that:

(a) it is able (and, in particular, financially able) to purchase the Third Tranche (Sale) *Shares and the 520,576 shares added to the Second Tranche (Option) Shares pursuant* to clause 4.2; and

(b) save as set out in or acquired pursuant to the Existing Agreement, neither it nor any Purchaser Affiliate has any interest in any securities of the Company.

5.4 Each warranty given by a party in this agreement shall be construed as separate, independent and not limited by any of the other warranties given by that party.

5.5 The Manager acting for itself and as general partner of, and on behalf of, the Pledge Fund acknowledges that the Purchaser enters into this agreement in reliance on the warranties, covenants and undertakings on the part of the Manager set out in this agreement, and that each of warranties has been given as a representation with the intention of inducing the Purchaser to enter into this agreement.

5.6 The Purchaser acknowledges that the parties other than the Purchaser enter into this agreement in reliance on the warranties, covenants and undertakings on the part of the Purchaser as set out in this agreement, and that each of the warranties has been given as a representation with the intention of inducing the parties other than the Purchaser to enter into this agreement.

6. FURTHER ASSURANCES

6.1 Each party shall, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as any other party may from time to time reasonably require in order to vest any of the Third Tranche (Sale) Shares in the Purchaser, its nominee or its assignee or as otherwise may be necessary to give full effect to this agreement.

7. TERM

7.1 Each of the obligations, warranties, representations, covenants and undertakings set out in this agreement (excluding any obligation which is fully performed at Third Completion) shall continue in force after Third Completion prior to the Final End Date and shall not terminate until the Final End Date. Such termination shall be without prejudice to rights and obligations accrued up to such termination.

8. ACKNOWLEDGEMENT BY BVI INVESTMENT VEHICLES

8.1 Each BVI Investment Vehicle acknowledges to the Purchaser (in further consideration of the Purchaser's entry into this agreement with the Manager on behalf of that BVI Investment Vehicle) the Manager's obligations on behalf of that BVI Investment Vehicle set out in this agreement and covenants with the Purchaser that such obligations are and will remain valid,

binding and enforceable against the Manager in accordance with their terms and that none of the Manager's powers and authorities relevant to the performance of those obligations will be suspended, terminated or compromised in any way by that BVI Investment Vehicle.

9. PURCHASER'S RIGHT OF SUBSTITUTION

9.1 Prior to completion of the sale and purchase of any Share to be sold and purchased pursuant to this agreement, the Purchaser may by giving a Substitution Notice to the Manager (which shall be deemed to receive the Substitution Notice in each of its several capacities under this agreement) substitute any other person (the **New Purchaser**) in which any of its members are directly or indirectly interested as "the Purchaser" under this agreement with all the benefits and obligations as if the New Purchaser had originally been named as "the Purchaser" under this agreement in place of the person originally named as "the Purchaser" under this agreement (the **Original Purchaser**).

9.2 Provided that the Substitution Notice is executed by or on behalf of each of the Original Purchaser and the New Purchaser it shall be deemed automatically upon and with effect from giving of the Substitution Notice that:

(a) the Original Purchaser is hereby released and discharged from its obligations under this agreement;

(b) the New Purchaser is "the Purchaser" under this agreement with all the benefits of "the Purchaser" as if it had originally been "the Purchaser" under this agreement in place of the Original Purchaser;

(c) each party to this agreement other than the Original Purchaser hereby undertakes to the New Purchaser that it will comply with and has complied with and will perform and has performed all of its obligations under this agreement and will extend the benefit of this agreement to the New Purchaser as if it had originally been "the Purchaser" under this agreement in place of the Original Purchaser; and

(d) the New Purchaser may rely on and enforce its rights set out in this clause 9 pursuant to the Contracts (Rights of Third Parties) Act 1999.

9.3 In clause 11.1 of the Existing Agreement, the words "Prior to giving an Exercise Notice" shall be deemed to be deleted and replaced by the words "Prior to completion of the sale and purchase of any Share to be sold and purchased pursuant to this agreement" ("this agreement" being the Existing Agreement).

10. GENERAL

10.1 Save as otherwise provided in this agreement each party shall pay the costs and expenses incurred by it in connection with the entering into and performance of this agreement.

10.2 Without affecting any other rights or remedies that the Purchaser on the one hand and the Manager and the Investment Vehicles on the other may have:

(a) the parties acknowledge that the Purchaser and its Affiliates on the one hand and the Manager and the Investment Vehicles and its and their Affiliates on the other may be irreparably harmed by any breach of the terms of this agreement and that damages alone may not necessarily be an adequate remedy;

(b) accordingly, the Purchaser and any of its Affiliates on the one hand and the Manager and the Investment Vehicles and its and their Affiliates on the other, as appropriate and subject to clause 10.6, shall be entitled to the remedies of injunction, specific performance and other equitable relief, or any combination of these remedies, for any threatened or actual breach of this agreement, and no proof of special damages will be necessary to enforce this agreement; and

(c) without prejudice to the generality of the foregoing:

(i) the Purchaser agrees to indemnify the Manager for itself and as trustee for the Investment Vehicles and its and their Affiliates; and

(ii) the Manager agrees to indemnify the Purchaser for itself and as trustee for its Affiliates,

as appropriate and subject to clause 10.6, for any costs, claims, demands, liabilities and expenses of whatever nature that each such relevant person may incur arising directly or indirectly out of a breach of any of that party's warranties and obligations set out in this agreement.

10.3 If any provision of this agreement is held to be invalid or unenforceable, that provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this agreement, but without invalidating any of the remaining provisions.

10.4 This agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this agreement.

10.5 The rights of each party under this agreement:

(a) may be exercised as often as necessary;

(b) unless otherwise expressly provided in this agreement, are cumulative and not exclusive of rights and remedies provided by law; and

(c) may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

10.6 Save to the extent that this agreement expressly confers any right on any Affiliate, or on the New Purchaser pursuant to clause 9, a person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

10.7 Subject to clause 2, this agreement contains the whole agreement between the parties relating to the transactions contemplated by this agreement and supersedes and extinguishes altogether all rights and obligations under all previous agreements, whether oral or in writing, between on the one hand the Purchaser and/or any of its Affiliates and on the other hand the Manager and/or any of its Affiliates relating to these transactions.

10.8 References in the Existing Agreement (in clause 12.7 and in the definition of Purchaser Affiliate) to Trading Cove Associates L.L.C. shall be amended by replacing them with references to Trading Cove California, L.L.C.

11. RELATIONSHIP OF THE PARTIES

11.1 This agreement shall not be construed as creating any partnership or (except to the extent expressly described) agency relationship among any of the parties and no party shall represent itself as the agent or representative of any other party and shall have no right to create or assume any obligation whatsoever on behalf of any other party save as provided in this agreement.

11.2 The parties acknowledge and agree that there can be no certainty that the Proposed Offer will be made and confirm that no liability will arise to any party as a result of the Proposed Offer not being made.

11.3 It is agreed that sections 204 to 206 (inclusive) of the Companies Act apply in relation to this agreement and each party undertakes to comply with all its obligations resulting therefrom including each obligation of disclosure to (as the case may be) each other party, to the Company, to the UK Listing Authority and/or the Panel on Takeovers and Mergers.

11.4 If and for so long as the Panel on Takeovers and Mergers from time to time determines that, for the purposes of the Code, the parties are acting in concert, then each party undertakes to comply with all its obligations resulting therefrom including each obligation of disclosure to (as the case may be) each other party, to the Company, to the UK Listing Authority and/or the Panel on Takeovers and Mergers.

11.5 The Manager shall cooperate with the Purchaser, and will provide any information necessary, for the preparation of any announcement relating to the arrangements provided for in this agreement and in relation to the Proposed Offer (if any).

12. NOTICES

12.1 Any notice or other formal communication given under this agreement (which includes fax, but not email) must be in writing and may be delivered or sent by fax to the party to be served as follows:

(a) to the Manager for itself and/or on behalf of the Investment Vehicles:

Active Value Fund Managers Limited
Rue Kleberg 6
CH1201 Geneva
Switzerland

Fax: + 41 22 908 1991

marked for the attention of: Brian Padgett

with a copy (failure to give which shall mean that notice shall not have been properly given) to:

Active Value Advisors
9 Savoy Street
London
WC2E 7ER
United Kingdom

Fax: + 44 (0) 20 7379 6464

marked for the attention of: Brian Myerson / Julian Treger; and

(b) to the Purchaser at:

c/o Kerzner International Limited
2 - 4 Packhorse Road
Gerrards Cross
Buckinghamshire
SL9 7QE
United Kingdom

Fax: + 44 (0) 1753 899 808

marked for the attention of: Charles Adamo

with a copy (failure to give which shall mean that notice shall not have been properly given) to:

c/o Kerzner International Limited
Coral Towers, 3rd Floor
Casino Drive
Paradise Island
The Bahamas

Fax: + 1 242 363 5401

marked for the attention of: Charles Adamo

with a further copy (failure to give which shall mean that notice shall not have been properly given) to:

c/o Starwood Capital Group Global, L.L.C.
591 West Putnam Avenue
Greenwich, CT 06830
United States of America

Fax: + 1 203 422 7814

marked for the attention of: Madison Grose

or at such other address or fax number as it may notify to the other parties under this clause.

12.2 Any notice or other communication shall be deemed to have been given:

(a) if delivered, at the time of delivery; or

(b) if sent by fax, on the date of transmission,

provided that if delivered or transmitted after 5.00 p.m. (local time at the place of destination) or on any Saturday, Sunday or public holiday in the country of destination, it shall be deemed given on the next following day which is not a Saturday, Sunday or public holiday in the country of destination.

12.3 In proving the giving of a notice or other formal communication it shall be sufficient to prove that delivery was made or that the fax was properly addressed and transmitted, as the case may be.

13. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

13.1 This agreement is governed by English law and the English courts shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement. The parties submit to the non-exclusive jurisdiction of the English courts and waive any objection to the English courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute. Each party waives any right it may have to a jury trial of any claim or cause of action in connection with this agreement. This agreement may be filed as a written consent to trial by court.

13.2 The Manager and each BVI Investment Vehicle irrevocably appoints SH Process Agents Limited (registered in England no. 3181871) as its agent in England for service of process (which may be served at the agent's registered office from time to time (being at the date of this agreement One, St. Paul's Churchyard, London EC4M 8SH)).

AS WITNESS this agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

SCHEDULE 1

FORM OF SUBSTITUTION NOTICE

From: [Full name of party originally named as Purchaser] (the **Original Purchaser**)

[New Purchaser]

To: [Manager] in each of its several capacities under the Sale and Purchase Agreement relating to certain shares of WEMBLEY PLC dated 17 March 2004 among you and the Original Purchaser and the BVI Investment Vehicles as defined therein (the **Sale Agreement**)

Date: ●

Dear Sirs

1. We refer to the Sale Agreement and in particular clause 9 thereof.

2. Terms defined in the Sale Agreement have the same meanings in this letter.

3. This letter is a Substitution Notice.

4. The Original Purchaser hereby gives you notice that [New Purchaser] is the New Purchaser.

5. [New Purchaser] hereby undertakes to you acting for yourself and in your several capacities under the Sale Agreement and on behalf each other party to the Sale Agreement) to perform the Sale Agreement and to be bound by the terms of the Sale Agreement in every way as if it were originally named as "the Purchaser" under the Sale Agreement. This undertaking is given in consideration of the benefit to the New Purchaser of the Sale Agreement pursuant to clause 9 thereof.

Yours faithfully

For and on behalf of [Original Purchaser]	For and on behalf of [New Purchaser]

Executed by
ACTIVE VALUE FUND MANAGERS LIMITED
by its attorney, Andrew James Peggie) ....

ACTIVE VALUE FUND MANAGERS LIMITED
as general partner of and on behalf of
ACTIVE VALUE CAPITAL, L.P.
by its attorney, Andrew James Peggie) ....

Executed by
ACTIVE VALUE FUND MANAGERS LIMITED
as general partner of and on behalf of
AVC CIP, L.P.
by its attorney, Andrew James Peggie) ....

Executed by
ACTIVE VALUE FUND MANAGERS LIMITED
as general partner of and on behalf of
ACTIVE VALUE PLEDGE FUND, L.P.

by its attorney, Andrew James Peggie) ....

Executed by
ACTIVE VALUE FUND MANAGERS LIMITED
as discretionary fund manager of and on behalf of
ACTIVE VALUE CAPITAL, INC.
by its attorney, Andrew James Peggie) ....

Executed by
ACTIVE VALUE FUND MANAGERS LIMITED
as discretionary fund manager of and on behalf of
ACTIVE VALUE EURO PARTNERS, INC.
by its attorney, Andrew James Peggie) ....

Executed by
ACTIVE VALUE CAPITAL, INC.
by its attorney, Andrew James Peggie) ....

Executed by
ACTIVE VALUE EURO PARTNERS, INC.
by its attorney, Andrew James Peggie) ....

Executed by
BLB INVESTORS, L.L.C.
by Charles Adamo) ....

Executed by
ACTIVE VALUE EURO PARTNERS, INC.
by its attorney, Andrew James Peggie) ....

Executed by
BLB INVESTORS, L.L.C.
by Charles Adamo) ....

Exhibit II-2-1

Deutsche Bank Trust Company Americas
Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

JPMorgan Chase Bank
J.P. Morgan Securities Inc.
270 Park Avenue
New York, NY 10017

April 19, 2004

BLB Acquisition Corporation, Ltd.
BLB Worldwide Holdings, Inc.
BLB Worldwide, Inc.
BLB Worldwide Acquisition, Inc.
c/o BLB Investors, L.L.C.
591 West Putnam Avenue
Greenwich, Connecticut 06830

Senior Secured Facilities Commitment Letter

Ladies and Gentlemen:

You have advised Deutsche Bank Trust Company Americas ("Deutsche Bank") and JPMorgan Chase Bank ("JPMCB" and, together with Deutsche Bank, the "Initial Lenders") that BLB Investors, L.L.C. ("LLC"), together with one or more acquisition vehicles formed by it including BLB Acquisition Corporation, Ltd. ("UK Parent"), BLB Worldwide, Inc. ("US Parent"), BLB Worldwide Acquisition, Inc. ("US Sub") and BLB Worldwide Holdings, Inc. (such entity, or such other entity identified on Annex B hereto, the "Borrower" and, collectively with LLC, UK Parent, US Parent and US Sub, the "Bidco Group") formed by affiliates of Starwood Capital Group Global L.L.C., Kerzner International Limited and Waterford Group, L.L.C. (the "Sponsors"), propose to acquire (the "Acquisition") all of the outstanding capital stock of Wembley plc ("Target") pursuant to a tender offer made in accordance with the City Code on Takeovers and Mergers (the "City Code"). You have further advised the Initial Lenders that on the basis of exchange rates (the "F/X Rates") agreed to by you total funds of no more than US$622.0 million (the "Total Consideration") will be required to finance the consummation of the Acquisition, to pay fees, commissions and expenses in connection therewith and to provide on-going working capital to the Borrower. The sources of funds to finance the Transactions (as defined below) are to be provided by:

(a) borrowings under the US$300.0 million Revolving Credit and Term Loan Agreement, by and among US Sub and the Borrower (collectively, the "Loan Parties"), the Lenders named therein, Deutsche Bank, as administrative agent, and Deutsche Bank, as collateral agent, consisting of (i) a senior secured term loan facility (the "Term Facility") to the Borrower in an aggregate amount not to exceed US$240.0 million, and (ii) a senior secured revolving facility (the "Revolving Facility" and, together with the Term Facility, the "Facilities") in an amount not to exceed US$60.0 million (reduced to US$35.0 million upon consummation of the Acquisition) in each case together with an incremental US$15.0 million in additional revolving loans which shall be uncommitted;

(b) the issuance by the Borrower of up to US$206.0 million aggregate gross proceeds of unsecured senior notes (the "Notes") pursuant to a public offering or Rule 144A of the Securities Act of 1933 or other private placement (the "Notes Offering") or, in the event the Notes are not issued at the Initial Closing Date (as defined below), borrowings by the Borrower of up to US$206.0 million under the US$206.0 Bridge Loan Agreement (the "Bridge Facility"), by and among the Loan Parties, the Lenders named therein and Deutsche Bank, as administrative agent; and

(c) cash common equity investments in the Borrower of not less than US$116.0[1] million (which shall include the ordinary shares of Target (the "Shares") contributed to Borrower, valued at the US Dollar amount contributed to LLC to fund the payment for such Shares) by the Sponsors and/or their affiliates (indirectly through investments in LLC) and one or more other investors reasonably satisfactory to us on terms and conditions reasonably satisfactory to us, which investments shall be contributed to the Borrower in cash or Shares in respect of common equity (the "Equity Contribution"). To the extent that the cash and cash equivalents of Target on the date of the completion of the Acquisition (determined in the manner previously agreed and adjusted to (x) exclude the proceeds received by Target from (i) the sale of the Catford track or (ii) payments received from the sale of Wembley (London) Limited and (y) add back any cash transferred by the Target or any of its subsidiaries from Target's consolidated cash and cash equivalents to capitalize the entities distributed or sold in the Lincoln Park Reorganisation (as defined in Exhibit A hereto)) shall be less than US$39.9 million, the cash common equity investment of the Sponsors and/or their affiliates shall increase by the amount of such deficiency; and

(d) to the extent that the pound sterling/US dollar exchange rates at the time of funding exceed the FX Rates, from the proceeds of currency hedging transactions entered into on or before the date of this letter by the Borrower.

The amounts set forth in paragraphs (a), (b) and (c) above assume that the Target is determined not to be a U.S. Real Property Holding Corporation for US tax purposes (such financing and structure as set out on Annex I to Exhibit D, the "non-FIRPTA Scenario"). In any other event, the Term Facility shall be reduced to US$200.0 million, the Bridge Facility shall be reduced to US$166.0 million and the cash common equity investment referred to in clause (c) shall be increased by the amount of such reductions and the structure at the Bidco Group shall be as set forth on Annex II to Exhibit D (the "FIRPTA Scenario").

---

1 This amount will be increased by an amount equal to the excess, if any, of (x) the actual US Dollar amount required to purchase, directly or indirectly, the Shares over (y) the assumed amount necessary to purchase the shares based on the F/X Rates plus any proceeds received pursuant to paragraph (d).

No other financing will be required for the Transactions. As used herein, (i) the term the "Transactions" means, collectively, the Acquisition, the borrowings under the Facilities, the borrowings under the Bridge Facility or the issuance of the Notes, the Equity Contribution, the FX Hedging Transactions and the other transactions contemplated hereby and the payment of fees, commissions and expenses in connection therewith and (ii) the term "Initial Closing Date" shall mean the date of the initial funding of the Transactions, being a date not later than 14 days (or such later period, consented to by the Lenders, as may be agreed with the Takeover Panel) after the date on which the Offer goes wholly unconditional.

Capitalized terms used in this letter agreement but not defined herein shall have the meanings given to them in Exhibit E or, as applicable, in the other Exhibits to this letter agreement.

Subject to the terms and conditions described in this letter agreement and the attached Exhibits A, B, C, D, E and F (collectively, and together with the Fee Letter referred to below, this "Commitment Letter"), the Initial Lenders agree to commit the amounts set forth below:

	Term Facility Commitment: (non-FIRPTA Scenario)	**Term Facility Commitment (FIRPTA Scenario)**	**Revolving Facility Commitment: (both non-FIRPTA and FIRPTA Scenarios)**
Deutsche Bank:	US$120,000,000	US$100,000,000	US$30,000,000
JPMCB:	US$120,000,000	US$100,000,000	US$30,000,000
Total:	US$240,000,000	US$200,000,000	US$60,000,000

For purposes of the Commitment Letter, "Deutsche Bank" shall mean Deutsche Bank Trust Company Americas and/or any affiliate thereof as Deutsche Bank shall determine appropriate to provide the services contemplated herein.

You have requested the Initial Lenders to arrange and underwrite temporary committed senior secured facilities (the "Interim Facilities") of (i) in the non-FIRPTA Scenario, up to US$300.0 million which will be borrowed by the entity which is to become the Term Borrower (as defined in Exhibit B) under the Facilities on the Initial Closing Date or (ii) in the FIRPTA Scenario, up to US$260.0 million which will be borrowed by the entity which is to become the Term Borrower under the Facilities on the Initial Closing Date.

On the terms and conditions set forth in this Commitment Letter, the Initial Lenders agree to fund the Interim Facilities on a several basis (on the basis of their respective commitments as set forth above) in the amount set forth opposite their name in the table above if the operative documentation for the Facilities has not been completed and executed on the Initial Funding Date, but only if the con-

ditions precedent for drawings under the Facilities are met to the extent applicable (which, during the Certain Funds Period, shall be limited to those set forth on Exhibit D). Drawdowns and repayments under the Interim Facilities shall be made in accordance with, and shall be subject to the provisions of, Exhibits B, D and F.

It is acknowledged and agreed by the parties to this letter that it is the intention to document the Facilities as soon as practicable after the date of this letter with the intention that funding of the Facilities should take place pursuant to the final documentation therefore and not the Interim Facilities. However neither failure to document the Facilities adequately nor failure to satisfy related documentary conditions thereunder shall prejudice the drawdown of the Interim Facilities in accordance with the terms hereof.

You and we agree to negotiate and work in good faith towards the execution and delivery of customary definitive documentation with respect to the Facilities (prepared by counsel to the Initial Lenders), including credit agreements, security agreements and guarantees incorporating substantially the terms and conditions outlined in this Commitment Letter (the "Operative Documents"), as soon as practicable after the date of this Commitment Letter. You and we agree to commence negotiations of the Operative Documents as soon as practicable after the Announcement Date, the intent of the parties being to execute and deliver the Operative Documents prior to submission of the Offer Document to the Takeover Panel. Irrespective of the execution and delivery of the Operative Documents, from and after the date hereof, US Sub guarantees all of the obligations of the Borrower under the Commitment Letters.

The terms and conditions of the Facilities (other than the Interim Facilities) will not be limited to those set forth in the Commitment Letter. Those matters that are not covered by or made clear under the provisions hereof are subject to the approval and agreement of you and Initial Lenders and will be contained in the Operative Documents.

During the Certain Funds Period, the Initial Lenders or other Lenders (as defined in Section 2 below) shall not otherwise:

(a) have the right to cancel, rescind or terminate the Interim Facilities; or

(b) make or enforce any claims they may have under this Commitment Letter or under any other arrangement relating to the Transactions if the effect of such claim or enforcement would prevent or limit the making or utilization of the Advances; or

(c) otherwise exercise any right of set-off or similar right or remedy which it may have in relation to any of the Advances;

other than in the circumstances set forth in Section II of Exhibit D.

For the purposes of this paragraph and Exhibit E, the term "Advances" shall include loans under the Interim Facilities.

1. Commitment Termination

This Commitment Letter, and the Initial Lenders' commitments set forth hereunder, will terminate on the earliest of (i) the Mandatory Cancellation Event, (ii) the date the Operative Documents become effective and (iii) in the event that this Commitment Letter has not become effective under the terms of the final paragraph hereof by April 19, 2004. On and after such termination, all commitments will be cancelled, and any amounts outstanding under the Interim Facilities will be immediately due and payable.

2. Syndication

The Initial Lenders reserve the right, before or after the execution of the Operative Documents, to syndicate all or a portion of the Initial Lenders' commitments hereunder to one or more other financial institutions reasonably acceptable (which acceptance shall not be unreasonably withheld) to you and the Initial Lenders and that will become parties to the Operative Documents pursuant to syndications to be managed by the Lead Arrangers in consultation with you (the financial institutions becoming parties to the Operative Documents being collectively referred to herein as the "Lenders"). The financial institutions to whom such commitments are syndicated shall accede to this Commitment Letter at the time of such syndication and you will enter into such documentation as the Administrative Agent may reasonably request to effect such accession. You understand that the Initial Lenders intend to commence such syndication efforts promptly and they may elect to appoint, in consultation with you, one or more agents to assist in such syndication efforts.

Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. will act as Joint Lead Arrangers and Book Runners (the "Lead Arrangers") with respect to the Facilities, and will manage all aspects of the syndication in consultation with you, including the timing of all offers to potential Lenders, the determination of all amounts offered to potential Lenders, the selection of Lenders, the allocation of commitments among the Lenders, the assignment of any titles and the compensation to be provided to the Lenders. The Initial Lenders hereby appoint Deutsche Bank to act as Administrative Agent and Collateral Agent in accordance with the terms of Exhibit F

You shall take (to the extent consistent with your obligations under the City Code, and applicable law) all actions that the Lead Arrangers may reasonably request to assist the Lead Arrangers in forming a syndicate acceptable to the Lead Arrangers and you. Your assistance in forming such syndicate shall include but not be limited to: (i) using your commercially reasonable best efforts to make senior management, representatives and advisors of the Bidco Group and, following the Initial Closing Date, Target available to participate in informational meetings with potential Lenders at such times and places as the Lead Arrangers may reasonably request; (ii) using your commercially reasonable efforts to ensure that the syndication effort benefits from your and your shareholders' existing lending relationships; (iii) assisting (including using your commercially reasonable efforts to cause your affiliates and advisors to assist) in the preparation of a confidential information memorandum for each Facility and other marketing materials to be used in connection with the syndication; and (iv) promptly providing the Lead Arrangers with all available information reasonably deemed necessary by it to successfully complete the syndication. You shall use all reasonable efforts to obtain ratings for the Facilities.

At the request of the Lead Arrangers, you agree to assist in the preparation of a version of the information package and presentation consisting exclusively of information and documentation that is either publicly available or not material with respect to you, your respective affiliates and any of your respective securities for purposes of United States federal and state securities laws.

To ensure an orderly and effective syndication of the Facilities, you agree that, until the termination of the syndication (as reasonably determined by the Lead Arrangers), you will not syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt security (excluding the Notes) or commercial bank or other debt facility (including any renewals thereof but excluding the Bridge Facility), without the prior written consent of the Lead Arrangers (such consent not to be unreasonably withheld or delayed). You agree that you will use reasonable efforts to coordinate with the Lead Arrangers any offerings or syndications, or announcements of offerings or syndications, of debt or debt securities by it or any of its affiliates prior to the completion of the syndication of the Facilities.

You agree that no additional agents, co-agents or lead arrangers will be appointed, or other titles conferred without the consent of the Lead Arrangers, or except as otherwise agreed by the Lead Arrangers prior to the date hereof. You agree that no Lender will receive any compensation of any kind for its participation in any Facility, except as expressly provided in the Fee Letter (as defined below) or in Exhibits B and F. Further, each party to this Commitment Letter agrees that the Initial Lenders may (in consultation with the you) provide copies of, or disclose the contents of, the Exhibits hereto to potential investors in connection with the syndication of the Facilities.

3. Fees

In addition to the fees described in Exhibits B and F, you will pay (or cause to be paid) the non-refundable fees set forth in the Senior Secured Facilities Fee Letter dated the date hereof (the "Fee Letter") among you and the Initial Lenders. The terms of the Fee Letter are an integral part of the Initial Lenders' commitment hereunder and constitute part of this Commitment Letter for all purposes hereof. Each of the fees described in the Fee Letter and Exhibits B, and F shall be nonrefundable when paid, subject to rebates expressly provided for.

4. Indemnification

Each of you, jointly and severally, agree to indemnify and hold harmless the Initial Lenders, the Lenders and each of their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "Indemnified Person") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Person (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of any defense in connection therewith) in each case arising out of or in connection with or relating to this Commitment Letter, the Transaction or the Operative Documents or the transactions contemplated hereby or thereby, or any use made or proposed to be made with the proceeds of the Facilities, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of such Indemnified Person or its affiliates. In the

case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective, whether or not such investigation, litigation or proceeding is brought by you, or any of your securityholders or affiliates, creditors, an Indemnified Person or any other person, or an Indemnified Person is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

No Indemnified Person shall have any liability (whether in contract, tort or otherwise) to you, or any of your securityholders, affiliates, or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Person's gross negligence or willful misconduct. In no event, however shall any Indemnified Person be liable for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).

Nothing in this Section 4 shall affect the contractual obligations of the Lenders to advance funds hereunder.

5. Costs and Expenses

You shall pay or reimburse the Initial Lenders on demand for all reasonable costs and expenses incurred by the Initial Lenders (whether incurred before or after the date hereof) in connection with the Facilities and the preparation, negotiation, execution and delivery of this Commitment Letter, the Operative Documents and any security arrangements in connection therewith, including, without limitation, the reasonable fees and disbursements of counsel. You further agree to pay all costs and expenses of the Initial Lenders (including, without limitation, reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of their rights and remedies hereunder.

6. Confidentiality

By accepting delivery of this Commitment Letter, you agree that this Commitment Letter is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person other than Target and your officers, directors, employees, accountants, attorneys and other advisors, and then only on a confidential and "need to know" basis in connection with the transactions contemplated hereby. Notwithstanding the foregoing, (i) you may file a copy of this Commitment Letter (but not the Fee Letter) in any public record in which it is required by law to be filed, (ii) you may refer to the financing arrangements contemplated by this Commitment Letter in the Offer Document, to the extent required by the City Code or the Takeover Panel to do so, (iii) you may disclose this letter to your financial advisors and their counsel to enable the cash confirmation to be given in the Offer Document and (iv) you may make such other public disclosures of the terms and conditions hereof as you are required by law or regulation to make.

7. Representations and Warranties

You represent and warrant that (i) all information (other than financial projections), taken as a whole, that has been or will hereafter be made available to the Initial Lenders, any Lender or any potential Lender by or on behalf of you or any of your representatives in connection with the transactions contemplated hereby (in the case of information relating to the Target and its subsidiaries, to the best

of your knowledge after due and careful enquiry) (x) is and will be complete and correct in all material respects and (y) does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections, if any, that have been or will be prepared by or on behalf of you or any of your representatives and made available to the Initial Lenders, any Lender or any potential Lender have been or will be prepared in good faith based upon assumptions that are reasonable at the time made and at the time the related financial projections are made available to the Initial Lenders. If, at any time from the date hereof until the execution and delivery of the Operative Documents, any of the representations and warranties in the preceding sentence would be incorrect if the information or financial projections were being furnished, and such representations and warranties were being made, at such time, then you will promptly supplement the information and the financial projections so that such representations and warranties will be correct under those circumstances.

In issuing this Commitment Letter and in arranging the Facilities including the syndication of the Facilities, the Initial Lenders will be entitled to use, and to rely on the accuracy of, the information furnished to them by or on behalf of you or any of your or its respective representatives without responsibility for independent verification thereof.

You hereby agree to use your commercially reasonable efforts to have the financial statements of the Target (i) reconciled to US GAAP and (ii) prepared in accordance with US GAAP. You agree to use your best efforts to obtain from the Rhode Island Lottery Commission and the Rhode Island Department of Business Regulation the licenses necessary for the ownership or operation of the Lincoln Park Business (as drafted in the Offer Document) on terms and conditions (including tax) no less favourable in any material respect than those currently enjoyed by Target.

8. No Third Party Reliance; Sharing Information

The agreements of the Initial Lenders hereunder and of any Lender that issues a commitment to provide financing under the Facilities are made solely for your benefit and may not be relied upon or enforced by any other person. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto.

You acknowledge that the Initial Lenders or any of their affiliates (each of whom may rely on the provisions of this Section 8) may provide debt financing, equity capital or other services (including financial advisory services) to parties whose interests regarding the transactions described herein or otherwise may conflict with your or your respective affiliates' interests. Consistent with the Initial Lenders' policy to hold in confidence the affairs of their clients, the Initial Lenders and their affiliates will not furnish confidential information obtained from you or your affiliates to any of their other clients. Furthermore, no Initial Lenders will use in connection with the transactions contemplated hereby, or furnish to you, confidential information obtained by such Initial Lenders from any other person.

9. Assignments

You may not assign this Commitment Letter or any Initial Lender's commitment hereunder without such Initial Lender's prior written consent, and any attempted assignment without such consent shall be void.

10. Amendments

This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each party hereto.

11. Governing Law, Etc.

This Commitment Letter shall be governed by, and construed in accordance with the laws of the State of New York, and the parties to this Commitment Letter submit to the jurisdiction of the New York state and federal courts sitting in New York in the borough of Manhattan. Each of you agree to appoint CT Corporation as your agent for service in connection with any proceedings in the courts of New York. This Commitment Letter, together with any other documentation of the same date, sets forth the entire agreement among the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier (or transmittal by electronic communication, if arrangements for doing so have been approved by the Lead Arrangers) shall be as effective as delivery of a manually executed counterpart of this Commitment Letter. Sections 2 through 8, 11 and 12 shall survive the termination or expiration of any Initial Lender's commitment hereunder, except that section 2 shall only so survive if the Initial Closing Date occurs. You acknowledge that information and documents relating to the Facilities may be transmitted through Intralinks, the internet or similar electronic transmission systems.

12. Waiver of Jury Trial

Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, Attention: Nicholas Hayes (facsimile: (212) 250-3435), on behalf of the Initial Lenders. This Commitment Letter, and the commitment of the Initial Lenders hereunder, shall become effective on the date on which each of the Conditions to Effectiveness set forth on Exhibit C have been met. The Administrative Agent, on behalf of the Initial Lenders, will give written notice to you of such effectiveness.

This Commitment Letter supersedes and replaces the Commitment Letter dated March 29, 2004 with respect to the Senior Secured Facilities and such prior Commitment Letter shall be of no further force and effect.

[Signature Pages Follow]

If you elect to deliver this Commitment Letter by telecopier or electronic transmittal please arrange for the executed original to follow by next-day courier.

Very truly yours,

DEUTSCHE BANK TRUST COMPANY AMERICAS

By: [signature]
Name: Steven P. Lapham
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By: [signature]
Name: A. Brent Oullam
Title: Director

By: [signature]
Name: Arthur Goldfrank
Title: Director

JPMORGAN CHASE BANK

By:____________________
Name:
Title:

J.P. MORGAN SECURITIES INC.

By:____________________
Name:
Title:

If you elect to deliver this Commitment Letter by telecopier or electronic transmittal please arrange for the executed original to follow by next-day courier.

Very truly yours,

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:________________________
Name:
Title:

DEUTSCHE BANK SECURITIES INC.

By:________________________
Name:
Title:

By:________________________
Name:
Title:

JPMORGAN CHASE BANK

By:________________________
Name: JOHN C. RIORDAN
Title: VICE PRESIDENT

J.P. MORGAN SECURITIES INC.

By:________________________
Name:
Title: JOHN C. RIORDAN
VICE PRESIDENT

Accepted and agreed to as of
the date first written above:

BLB ACQUISITION CORPORATION, LTD.

By: ______________________
Name:
Title:

BLB WORLDWIDE HOLDINGS, INC.

By: ______________________
Name:
Title:

BLB WORLDWIDE, INC.

By: ______________________
Name:
Title:

BLB WORLDWIDE ACQUISITION, INC.

By: ______________________
Name:
Title:

Exhibit II-2-m

Deutsche Bank AG Cayman Islands Branch
Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

JPMorgan Chase Bank
J.P. Morgan Securities Inc.
270 Park Avenue
New York, NY 10017

April 19, 2004

BLB Acquisition Corporation, Ltd.
BLB Worldwide Holdings, Inc.
BLB Worldwide, Inc.
BLB Worldwide Acquisition, Inc.
c/o BLB Investors, L.L.C.
591 West Putnam Avenue
Greenwich, Connecticut 06830

Senior Bridge Facility Commitment Letter

Ladies and Gentlemen:

You have advised Deutsche Bank AG Cayman Islands Branch ("Deutsche Bank") and JPMorgan Chase Bank ("JPMCB", and, together with Deutsche Bank, the "Initial Lenders") that BLB Investors, L.L.C. ("LLC"), together with one or more acquisition vehicles formed by it including BLB Acquisition Corporation, Ltd. ("UK Parent"), BLB Worldwide, Inc. ("US Parent"), BLB Worldwide Acquisition, Inc. ("US Sub") and BLB Worldwide Holdings, Inc. (such entity, or such other entity identified on Annex B hereto, the "Borrower" and, collectively with LLC, UK Parent, US Parent and US Sub, the "Bidco Group") formed by affiliates of Starwood Capital Group Global L.L.C., Kerzner International Limited and Waterford Group, L.L.C. (the "Sponsors"), propose to acquire (the "Acquisition") all of the outstanding capital stock of Wembley plc ("Target") pursuant to a tender offer made in accordance with the City Code on Takeovers and Mergers (the "City Code"). You have further advised the Initial Lenders that on the basis of an exchange rate agreed to by you (the "F/X Rates") total funds of no more than US$622.0 million will be required to finance the consummation of the Acquisition, to pay fees, commissions and expenses in connection therewith and to provide on-going working capital to the Borrower. The sources of funds to finance the Transactions (as defined below) are to be provided by:

(a) borrowings under the US$300.0 million Revolving Credit and Term Loan Agreement, by and among US Sub and the Borrower (collectively, the "Loan Parties"), the Lenders named therein, Deutsche Bank Trust Company Americas ("DB"), as administrative agent, and DB (or one of its affiliates), as collateral agent, consisting of (i) a senior secured term loan facility (the "Term Facility") to the Borrower in an aggregate amount not to exceed US$240.0 million, and (ii) a senior secured revolving facility (the "Revolving Facility" and, together with the Term Facility, the "Facilities") in an amount not to exceed US$60.0 million (reduced to US$35.0 million upon consummation of the Acquisition) in each case together with an incremental US$15.0 million in additional revolving loans which shall be uncommitted;

(b) the issuance by the Borrower of up to US$206.0 million aggregate gross proceeds of unsecured senior notes (the "Notes") pursuant to a public offering or Rule 144A of the Securities Act of 1933 or other private placement (the "Notes Offering") or, in the event the Notes are not issued at the Initial Closing Date (as defined below), borrowings by the Borrower

of up to US$206.0 million under the US$206.0 Bridge Loan Agreement (the "Bridge Facility"), by and among the Loan Parties, the Lenders named therein, and DB, as administrative agent;

(c) cash common equity investments in the Borrower of not less than US$116.0[1] million (which shall include the ordinary shares of Target (the "Shares") contributed to Borrower, valued at the US Dollar amount contributed to LLC to fund the payment for such Shares) by the Sponsors and/or their affiliates (indirectly through investments in LLC) and one or more other investors reasonably satisfactory to us on terms and conditions reasonably satisfactory to us, which investments shall be contributed to the Borrower in cash or Shares in respect of common equity (the "Equity Contribution"). To the extent that the cash and cash equivalents of Target on the date of the completion of the Acquisition (determined in the manner previously agreed and adjusted to (x) exclude the proceeds received by Target from (i) the sale of the Catford track or (ii) payments received from the sale of Wembley (London) Limited and (y) add back any cash transferred by Target or any of its subsidiaries from Target's consolidated cash and cash equivalents to capitalize the entities distributed or sold in the Lincoln Park Reorganisation (as defined in Exhibit A hereto)) shall be less than US$39.9 million, the cash common equity investment of the Sponsors and/or their affiliates shall increase by the amount of such deficiency; and

(d) to the extent the pound sterling/US dollar exchange rates at the time of funding exceed the FX Rates, from the proceeds of currency hedging transactions entered into on or before the date of this letter by the Borrower.

The amounts set forth in paragraphs (a), (b) and (c) above assume that the Target is determined not to be a U.S. Real Property Holding Corporation for US tax purposes (such financing and structure as set out on Annex I to Exhibit D, the "non-FIRPTA Scenario"). In any other event, the Term Facility shall be reduced to US$200.0 million, the Bridge Facility shall be reduced to US$166.0 million and the cash common equity investment referred to in clause (c) shall be increased by the amount of such reductions and the structure at the Bidco Group shall be as set forth on Annex II to Exhibit D (the "FIRPTA Scenario").

No other financing will be required for the Transactions. As used herein, (i) the term the "Transactions" means, collectively, the Acquisition, the borrowings under the Facilities, the borrowings under the Bridge Facility or the issuance of the Notes, the Equity Contribution, the FX Hedging Transactions and the other transactions contemplated hereby and the payment of fees, commissions and expenses in connection therewith and (ii) the term "Initial Closing Date" shall mean the date of the initial funding of the Transactions, being a date not later than 14 days (or such later period, consented to by the Lenders, as may be agreed with the Takeover Panel) after the date on which the Offer goes wholly unconditional.

Capitalized terms used in this letter agreement but not defined herein shall have the meanings given to them in Exhibit E or, as applicable, in the other Exhibits to this letter agreement.

---

1 This amount will be increased by an amount equal to the excess, if any, of (x) the actual US Dollar amount required to purchase, directly or indirectly, the Shares over (y) the assumed amount necessary to purchase the shares based on the F/X Rates plus any proceeds received pursuant to paragraph (d).

Subject to the terms and conditions described in this letter agreement and the attached Exhibits A, B, C, D, E and F (collectively, and together with the Fee Letter referred to below, this "Commitment Letter"), the Initial Lenders agree to commit the amounts set forth below:

	Bridge Facility Commitment (non-FIRPTA Scenario)	Bridge Facility Commitment (FIRPTA Scenario)
Deutsche Bank:	US$103,000,000	US$83,000,000
JPMCB:	US$103,000,000	US$83,000,000
Total:	US$206,000,000	US$166,000,000

For purposes of the Commitment Letter, "Deutsche Bank" shall mean Deutsche Bank AG Cayman Islands Branch and/or any affiliate thereof as Deutsche Bank shall determine appropriate to provide the services contemplated herein.

You have requested the Initial Lenders to arrange and underwrite a temporary committed bridge facility (the "Interim Bridge Facility") of (i) in the non-FIRPTA Scenario, up to US$206.0 million which will be borrowed by the entity which is to become the Borrower (as defined in Exhibit B) under the Bridge Facility on the Initial Closing Date or (ii) in the FIRPTA Scenario, up to US$166.0 million which will be borrowed by the entity which is to become the Borrower under the Bridge Facility on the Initial Closing Date.

On the terms and conditions set forth in this Commitment Letter, the Initial Lenders agree to fund the Interim Bridge Facility on a several basis (on the basis of their respective commitments as set forth above) to underwrite the amount set forth opposite their name in the table above if the operative documentation for the Bridge Facility has not been completed and executed on the Initial Funding Date, but subject only to the conditions precedent for drawings under the Bridge Facility are met to the extent applicable (which, during the Certain Funds Period, shall be limited to those set forth on Exhibit D). Drawdowns and repayments under the Interim Bridge Facility shall be made in accordance with, and shall be subject to the provisions of, Exhibits B, D and F.

It is acknowledged and agreed by the parties to this letter that it is the intention to document the Bridge Facility as soon as practicable after the date of this letter with the intention that funding of the Bridge Facility should take place pursuant to the final documentation therefore and not the Interim Bridge Facility. However neither failure to document the Bridge Facility adequately nor failure to satisfy related documentary conditions thereunder shall prejudice the drawdown of the Interim Bridge Facility in accordance with the terms hereof.

You and we agree to negotiate and work in good faith towards the execution and delivery of customary definitive documentation with respect to the Bridge Facility (prepared by counsel to the Initial Lenders), including credit agreements, security agreements and guarantees incorporating substantially the terms and conditions outlined in this Commitment Letter (the "Operative Documents"), as soon as practicable after the date of this Commitment Letter. You and we agree to commence negotiations of the Operative Documents as soon as practicable after the Announcement Date, the intent of the parties being to

execute and deliver the Operative Documents prior to submission of the Offer Document to the Takeover Panel. Irrespective of the execution and delivery of the Operative Documents, from and after the date hereof, US Sub guarantees all of the obligations of the Borrower under the Commitment Letters.

The terms and conditions of the Bridge Facility (other than the Interim Bridge Facility) will not be limited to those set forth in the Commitment Letter. Those matters that are not covered by or made clear under the provisions hereof are subject to the approval and agreement of you and Initial Lenders and will be contained in the Operative Documents.

During the Certain Funds Period, the Initial Lenders or other Lenders (as defined in Section 2 below) shall not otherwise:

(a) have the right to cancel, rescind or terminate the Interim Bridge Facility; or

(b) make or enforce any claims they may have under this Commitment Letter or under any other arrangement relating to the Transactions if the effect of such claim or enforcement would prevent or limit the making or utilization of the Advances; or

(c) otherwise exercise any right of set-off or similar right or remedy which it may have in relation to any of the Advances;

other than in the circumstances set forth in Section II of Exhibit D.

For the purposes of this paragraph and Exhibit E, the term "Advances" shall include loans under the Interim Bridge Facility.

1. Commitment Termination

This Commitment Letter, and the Initial Lenders' commitments set forth hereunder, will terminate on the earliest of (i) the Mandatory Cancellation Event, (ii) the date the Operative Documents become effective and (iii) in the event that this Commitment Letter has not become effective under the terms of the final paragraph hereof by April 19, 2004. On or after such termination, all commitments will be cancelled, and any amounts outstanding under the Interim Bridge Facility will be immediately due and payable.

2. Syndication

The Initial Lenders reserve the right, before or after the execution of the Operative Documents, to syndicate all or a portion of the Initial Lenders' commitments hereunder to one or more other financial institutions reasonably acceptable (which acceptance shall not be unreasonably withheld) to you and the Initial Lenders and that will become parties to the Operative Documents pursuant to syndications to be managed by the Lead Arrangers in consultation with you (the financial institutions becoming parties to the Operative Documents being collectively referred to herein as the "Lenders"). The financial institutions to whom such commitments are syndicated shall accede to this Commitment Letter at the time of such syndication and you will enter into such documentation as the Administrative Agent may reasonably request to effect such accession. You understand that the Initial Lenders intend to commence such syndication efforts promptly and they may elect to appoint, in consultation with you, one or more agents to assist in such syndication efforts.

Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. will act as Joint Lead Arrangers and Book Runners (the "Lead Arrangers") with respect to the Bridge Facility, and will manage all aspects of the syndication in consultation with you, including the timing of all offers to potential Lenders, the determination of all amounts offered to potential Lenders, the selection of Lenders, the allocation of commitments among the Lenders, the assignment of any titles and the compensation to be provided to the Lenders. The Initial Lenders hereby appoint Deutsche Bank to act as Administrative Agent in accordance with the terms of Exhibit F.

You shall take (to the extent consistent with your obligations under the City Code, and applicable law) all actions that the Lead Arrangers may reasonably request to assist the Lead Arrangers in forming a syndicate acceptable to the Lead Arrangers and you. Your assistance in forming such syndicate shall include but not be limited to: (i) using your commercially reasonable best efforts to make senior management, representatives and advisors of the Bidco Group and, following the Initial Closing Date, Target available to participate in informational meetings with potential Lenders at such times and places as the Lead Arrangers may reasonably request; (ii) using your commercially reasonable efforts to ensure that the syndication effort benefits from your and your shareholders' existing lending relationships; (iii) assisting (including using your commercially reasonable efforts to cause your affiliates and advisors to assist) in the preparation of a confidential information memorandum for the Bridge Facility and other marketing materials to be used in connection with the syndication; and (iv) promptly providing the Lead Arrangers with all available information reasonably deemed necessary by it to successfully complete the syndication. You shall use all reasonable efforts to obtain ratings for the Bridge Facility.

At the request of the Lead Arrangers, you agree to assist in the preparation of a version of the information package and presentation consisting exclusively of information and documentation that is either publicly available or not material with respect to you, your respective affiliates and any of your respective securities for purposes of United States federal and state securities laws.

To ensure an orderly and effective syndication of the Bridge Facility, you agree that, until the termination of the syndication (as reasonably determined by the Lead Arrangers), you will not syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt security (excluding the Notes) or commercial bank or other debt facility (including any renewals thereof but excluding the Facilities), without the prior written consent of the Lead Arrangers (such consent not to be unreasonably withheld or delayed). You agree that you will use reasonable efforts to coordinate with the Lead Arrangers any offerings or syndications, or announcements of offerings or syndications, of debt or debt securities by it or any of its affiliates prior to the completion of the syndication of the Bridge Facility.

You agree that no additional agents, co-agents or lead arrangers will be appointed, or other titles conferred without the consent of the Lead Arrangers, or except as otherwise agreed by the Lead Arrangers prior to the date hereof. You agree that no Lender will receive any compensation of any kind for its participation in the Bridge Facility, except as expressly provided in the Fee Letter (as defined below) or in Exhibits B and F. Further, each party to this Commitment Letter agrees that the Initial Lenders may (in consultation with the you) provide copies of, or disclose the contents of, the Exhibits hereto to potential investors in connection with the syndication of the Bridge Facility.

3. Fees

In addition to the fees described in Exhibits B and F, you will pay (or cause to be paid) the nonrefundable fees set forth in the Bridge Facility Fee Letter dated the date hereof (the "Fee Letter") among you and the Initial Lenders. The terms of the Fee Letter are an integral part of the Initial Lenders' com-

mitment hereunder and constitute part of this Commitment Letter for all purposes hereof. Each of the fees described in the Fee Letter and Exhibits B, and F shall be nonrefundable when paid, subject to rebates expressly provided for.

4. Indemnification

Each of you, jointly and severally, agree to indemnify and hold harmless the Initial Lenders, the Lenders and each of their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "Indemnified Person") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Person (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of any defense in connection therewith) in each case arising out of or in connection with or relating to this Commitment Letter, the Transactions or the Operative Documents or the transactions contemplated hereby or thereby, or any use made or proposed to be made with the proceeds of the Bridge Facility, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of such Indemnified Person or its affiliates. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective, whether or not such investigation, litigation or proceeding is brought by you, or any of your securityholders or affiliates, creditors, an Indemnified Person or any other person, or an Indemnified Person is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

No Indemnified Person shall have any liability (whether in contract, tort or otherwise) to you, or any of your securityholders, affiliates, or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Person's gross negligence or willful misconduct. In no event, however shall any Indemnified Person be liable for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).

Nothing in this Section 4 shall affect the contractual obligations of the Lenders to advance funds hereunder.

5. Costs and Expenses

You shall pay or reimburse the Initial Lenders on demand for all reasonable costs and expenses incurred by the Initial Lenders (whether incurred before or after the date hereof) in connection with the Bridge Facility and the preparation, negotiation, execution and delivery of this Commitment Letter, the Operative Documents and any security arrangements in connection therewith, including, without limitation, the reasonable fees and disbursements of counsel. You further agree to pay all costs and expenses of the Initial Lenders (including, without limitation, reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of their rights and remedies hereunder.

6. Confidentiality

By accepting delivery of this Commitment Letter, you agree that this Commitment Letter is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person other than Target and your officers, directors, employees, accountants, attorneys and other advisors, and then only on a confidential and "need to know" basis in connection with the transactions

contemplated hereby. Notwithstanding the foregoing, (i) you may file a copy of this Commitment Letter (but not the Fee Letter) in any public record in which it is required by law to be filed, (ii) you may refer to the financing arrangements contemplated by this Commitment Letter in the Offer Document, to the extent required by the City Code or the Takeover Panel to do so, (iii) you may disclose this letter to your financial advisors and their counsel to enable the cash confirmation to be given in the Offer Document and (iv) you may make such other public disclosures of the terms and conditions hereof as you are required by law or regulation to make.

7. Representations and Warranties

You represent and warrant that (i) all information (other than financial projections), taken as a whole, that has been or will hereafter be made available to the Initial Lenders, any Lender or any potential Lender by or on behalf of you or any of your representatives in connection with the transactions contemplated hereby (in the case of information relating to the Target and its subsidiaries, to the best of your knowledge after due and careful enquiry) (x) is and will be complete and correct in all material respects and (y) does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections, if any, that have been or will be prepared by or on behalf of you or any of your representatives and made available to the Initial Lenders, any Lender or any potential Lender have been or will be prepared in good faith based upon assumptions that are reasonable at the time made and at the time the related financial projections are made available to the Initial Lenders. If, at any time from the date hereof until the execution and delivery of the Operative Documents, any of the representations and warranties in the preceding sentence would be incorrect if the information or financial projections were being furnished, and such representations and warranties were being made, at such time, then you will promptly supplement the information and the financial projections so that such representations and warranties will be correct under those circumstances.

In issuing this Commitment Letter and in arranging the Bridge Facility including the syndication of the Bridge Facility, the Initial Lenders will be entitled to use, and to rely on the accuracy of, the information furnished to them by or on behalf of you or any of your or its respective representatives without responsibility for independent verification thereof.

You hereby agree to use your commercially reasonable efforts to have the financial statements of the Target (i) reconciled to US GAAP and (ii) prepared in accordance with US GAAP. You agree to use your best efforts to obtain from the Rhode Island Lottery Commission and the Rhode Island Department of Business Regulation the licenses necessary for the ownership or operation of the Lincoln Park Business (as defined in the Offer Document) on terms and conditions (including tax) no less favorable in any material respect than those currently enjoyed by Target.

8. No Third Party Reliance; Sharing Information

The agreements of the Initial Lenders hereunder and of any Lender that issues a commitment to provide financing under the Bridge Facility are made solely for your benefit and may not be relied upon or enforced by any other person. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto.

You acknowledge that the Initial Lenders or any of their affiliates (each of whom may rely on the provisions of this Section 8) may provide debt financing, equity capital or other services (including financial advisory services) to parties whose interests regarding the transactions described herein or otherwise

may conflict with your or your respective affiliates' interests. Consistent with the Initial Lenders' policy to hold in confidence the affairs of their clients, the Initial Lenders and their affiliates will not furnish confidential information obtained from you or your affiliates to any of their other clients. Furthermore, no Initial Lenders will use in connection with the transactions contemplated hereby, or furnish to you, confidential information obtained by such Initial Lenders from any other person.

9. Assignments

You may not assign this Commitment Letter or any Initial Lender's commitment hereunder without such Initial Lender's prior written consent, and any attempted assignment without such consent shall be void.

10. Amendments

This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each party hereto.

11. Governing Law, Etc.

This Commitment Letter shall be governed by, and construed in accordance with the laws of the State of New York, and the parties to this Commitment Letter submit to the jurisdiction of the New York state and federal courts sitting in New York in the borough of Manhattan. Each of you agree to appoint CT Corporation as your agent for service in connection with any proceedings in the courts of New York. This Commitment Letter, together with any other documentation of the same date, sets forth the entire agreement among the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier (or transmittal by electronic communication, if arrangements for doing so have been approved by the Lead Arrangers) shall be as effective as delivery of a manually executed counterpart of this Commitment Letter. Sections 2 through 8, 11 and 12 shall survive the termination or expiration of any Initial Lender's commitment hereunder, except that section 2 shall only so survive if the Initial Closing Date occurs. You acknowledge that information and documents relating to the Bridge Facility may be transmitted through Intralinks, the internet or similar electronic transmission systems.

12. Waiver of Jury Trial

Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, Attention: Nicholas Hayes (facsimile: (212) 250-3435), on behalf of the Initial Lenders. This Commitment Letter, and the commitment of the Initial Lenders hereunder, shall become effective on the date on which each of the Conditions to Effectiveness set forth on Exhibit C have been met. The Administrative Agent, on behalf of the Initial Lenders, will give written notice to you of such effectiveness.

This Commitment Letter supersedes and replaces the Commitment Letter dated March 29, 2004 with respect to the Bridge Facility and such prior Commitment Letter shall be of no further force and effect.

[Signature Pages Follow]

If you elect to deliver this Commitment Letter by telecopier or electronic transmittal please arrange for the executed original to follow by next-day courier.

Very truly yours,

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH

By: ______________________
Name: Alexander B.V. Johnson
Title: Managing Director

By: ______________________
Name: Steven P. Lapham
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By: ______________________
Name: A. Drew Goldman
Title: Director

By: ______________________
Name: Arthur Gollfrank
Title: Director

JPMORGAN CHASE BANK

By: ______________________
Name:
Title:

J.P. MORGAN SECURITIES INC.

By: ______________________
Name:
Title:

If you elect to deliver this Commitment Letter by telecopier or electronic transmittal please arrange for the executed original to follow by next-day courier.

Very truly yours,

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH

By:________________________
Name:
Title:

By:________________________
Name:
Title:

DEUTSCHE BANK SECURITIES INC.

By:________________________
Name:
Title:

By:________________________
Name:
Title:

JPMORGAN CHASE BANK

By:________________________
Name:
Title: JOHN C. RIORDAN
VICE PRESIDENT

J.P. MORGAN SECURITIES INC.

By:________________________
Name:
Title: JOHN C. RIORDAN
VICE PRESIDENT

Accepted and agreed to as of
the date first written above:

BLB ACQUISITION CORPORATION, LTD.

By:________________________
Name:
Title:

BLB WORLDWIDE HOLDINGS, INC.

By:________________________
Name:
Title:

BLB WORLDWIDE, INC.

By:________________________
Name:
Title:

BLB WORLDWIDE ACQUISITION, INC.

By:________________________
Name:
Title:

Form CB

Subject Company:	Wembley plc
Issuer:	BLB Worldwide Acquisition, Inc.
Submitted:	May 3, 2004

Part 3

Exhibit II-2-n

Deutsche Bank Trust Company Americas
Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

JPMorgan Chase Bank
J.P. Morgan Securities Inc.
270 Park Avenue
New York, New York 10017

April 19, 2004

BLB Acquisition Corporation, Ltd.
BLB Worldwide Holdings, Inc.
BLB Worldwide, Inc.
BLB Worldwide Acquisition, Inc.
c/o BLB Investors, L.L.C.
591 West Putnam Avenue
Greenwich, Connecticut 06830

<u>Senior Secured Facilities Fee Letter</u>

Ladies and Gentlemen:

Reference is made to the Senior Secured Facilities Commitment Letter dated the date hereof (the "<u>Commitment Letter</u>") among the Initial Lenders and yourselves. Terms used but not defined in this Fee Letter have the meanings assigned thereto in the Commitment Letter (including the attachments thereto).

As consideration for the Initial Lenders' commitment under the Commitment Letter and the Joint Lead Arrangers' services in respect of each of the Facilities, you will pay (or cause to be paid) to the Administrative Agent, for the account of each of the Initial Lenders (as applicable):

(a) An upfront fee (the "<u>Senior Secured Facility Upfront Fee</u>") equal to (i) 2.00% of the aggregate amount of the Term Facility and $35.0 million of the Revolving Facility and (ii) 0.25% of the remaining $25.0 million of the Revolving Facility, to the extent Completion occurs within 60 days of the Initial Closing Date or 0.5% of the remaining $25.0 million of the Revolving Credit Facility if it does not, earned and due and payable on the Initial Closing Date; and

(b) a ticking fee (the "<u>Senior Secured Facility Ticking Fee</u>") equal to 0.25% *per annum* on the aggregate amount of the Facilities, commencing on March 29, 2004 and ending on the earlier of the Initial Closing Date and the last day of the Certain Funds Period, due and payable on the earlier of the Initial Closing Date and the last day of the Certain Funds Period,

(the fees set forth above being referred to herein collectively as the "<u>Fees</u>"). The Fees shall be payable in immediately available funds to the Administrative Agent for the account of the Initial Lenders (as applicable). Once paid, the Fees shall not be refundable under any circumstances, whether or not any borrowings under the Facilities are made, as long as the Initial Closing Date occurs).

If the Facilities are not funded but any Alternate Transaction (as defined below) is consummated within one year of March 29, 2004 with bank financing for which the Initial Lenders (or their respective affiliates) are not the exclusive arrangers and book managers in the capacities and with the allocations as set forth in the Commitment Letter and this Fee Letter (an "Alternate Financing"), you agree to pay one-half of the Senior Secured Facilities Upfront Fee to the Administrative Agent for the account of the Initial Lenders as if the Facilities were fully funded on the date of consummation of the Acquisition or such Alternate Transaction if the Initial Lenders have not been offered the *bona fide* opportunity to provide the bank financing for the Acquisition or such Alternate Transaction on terms no less favorable to the Initial Lenders than those of the Alternate Financing. "Alternate Transaction" means any transaction by which entities controlled by Sponsors acquire the majority of shares in the Target.

Each Fee paid to the Administrative Agent for the account of the Initial Lenders shall be distributed to each Initial Lender in the same proportion as such Initial Lender's commitment set forth in the Commitment Letter of the Facility to which such fee relates is to the total commitments under the Commitment Letter for such Facility.

The Initial Lenders acting together reserve the right at any time, after consultation with you, to change all or any of the terms (including, without limitation, the financial covenants), structure, amount, collateral package, tenor, currencies or pricing (but not the aggregate amount and not the conditions to funding) of the Facilities if the Initial Lenders reasonably determine that such changes would be advisable in order to ensure a successful syndication of the Facilities as determined by the Administrative Agent, it being understood that a successful syndication of the Facilities means that neither Deutsche Bank nor JPMorgan will hold any of the Term Facility but will each hold one-half of the Revolving Facility; *provided, however,* that:

(a) any increase in Margins of the Facilities may not exceed the Maximum Increase (as defined below) (as the amount thereof may be changed pursuant to the provisions of this paragraph); *provided* that the increased interest rate referred to above may, at the option of the Initial Lenders, (i) take the form in whole or in part of original issue discount ("OID") or upfront fees (which shall be deemed to constitute like amounts of OID) with OID being equated to such interest margins in a manner determined by the Initial Lenders and consistent with generally accepted financial practice based on an assumed three-year life to maturity or (ii) be accomplished by a combination of an increase in interest margins and OID;

(b) any call protection added to the Term Facility may not exceed 2% during the first year after the completion of the Acquisition (the "Completion"), and 1% during the second year after the Completion;

(c) any change in the structure of the Facilities by reallocation of the Term Facility into the Bridge Facility may be made only in an amount (i) such that the Senior Secured Leverage Ratio (pro forma as of the end of the most recently completed fiscal quarter) is reduced by up to 0.5 times EBITDA, (ii) such that in the event that the senior secured loan credit rating for borrowings of the Company is B2 or B or, in either, case lower, the Senior Secured Leverage Ratio is less than 3.0 times EBITDA and (iii) up to the entire amount of the Term

Facility in the event that the senior secured loan credit rating for borrowings of the Borrower is B3 or B- or, in either, case lower; and

(d) the Initial Lenders may also require that any Securities (as defined in the Bridge Facility Letter dated the date hereof) be issued as senior subordinated unsecured debt securities with senior subordinated subsidiary guarantees.

In the event that, at the Completion, the pro forma Total Leverage Ratio for either (a) December 31, 2003 or (b) the last day of the most recently completed fiscal quarter ending on or prior to Completion is greater than 6.75 to 1.00, then the Sponsors shall, directly or indirectly, contribute cash equity to the Company in an amount such that the Total Leverage Ratio for such period is at or below 6.75 to 1.00.

As used in paragraph (a) above, "Maximum Increase" shall mean an increase in the Margin, determined on a weighted average basis over all of the Facilities, of the amount determined in accordance with the following table:

Senior Secured Loan Credit Rating for Borrowings of the Company (Moody's/S&P)	**Maximum increase in weighted average Senior Secured Facilities Margin**	
	Until 109 days after March 29, 2004	**From and after 109 days after March 29, 2004**
B1 and B+	0.5%	1.0%
B2 or B or, in either, case lower	1.0%	2.0%

This Fee Letter is for your confidential use only and will not, without the prior written agreement of the Initial Lenders, be disclosed by you to any person, other than (i) to the Sponsors, and your respective directors, officers, employees, attorneys, accountants and other legal advisors on a confidential and "need-to-know" basis or (ii) as required by law or compulsory legal processes. The provisions contained in this paragraph shall remain in full force and effect notwithstanding the termination of the Commitment Letter or any Initial Lender's commitment thereunder or the funding and closing of the Facilities.

This Fee Letter shall not constitute or give rise to any obligation to provide any financing; such an obligation will arise only under the Commitment Letter if accepted in accordance with its terms. This Fee Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the Administrative Agent and you. This Fee Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Fee Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

This Fee Letter supersedes and replaces the Fee Letter dated March 29, 2004 with respect to the Senior Secured Facilities and such prior Fee Letter shall be of no further force and effect.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this Fee Letter and returning it to Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, (212) 250-3435, Attention: Nicholas Hayes, on behalf of the Initial Lenders, before 4:00 p.m. (New York City time) on April 20, 2004.

[Signature Pages Follow]

If you elect to deliver this Fee Letter by fax, please arrange for the executed original to follow by next-day courier.

Very truly yours,

DEUTSCHE BANK TRUST COMPANY AMERICAS

By: [signature]
Name: Steven P. Lapham
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By: [signature]
Name: A-DREW GOLDMAN
Title: Director

By: [signature]
Name: Arthur Gollfrick
Title: Director

JPMORGAN CHASE BANK

By:____________________
Name:
Title:

J.P. MORGAN SECURITIES INC.

By:____________________
Name:
Title:

If you elect to deliver this Fee Letter by fax, please arrange for the executed original to follow by next-day courier.

Very truly yours,

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:________________________
Name:
Title:

DEUTSCHE BANK SECURITIES INC.

By:________________________
Name:
Title:

By:________________________
Name:
Title:

JPMORGAN CHASE BANK

By:________________________
Name:
Title: JOHN C. RIORDAN
VICE PRESIDENT

J.P. MORGAN SECURITIES INC.

By:________________________
Name:
Title: JOHN C. RIORDAN
VICE PRESIDENT

Accepted and agreed to as of
the date first written above:

BLB ACQUISITION CORPORATION, LTD.

By:____________________________
Name:
Title:

BLB WORLDWIDE HOLDINGS, INC.

By:____________________________
Name:
Title:

BLB WORLDWIDE, INC.

By:____________________________
Name:
Title:

BLB WORLDWIDE ACQUISITION, INC.

By:____________________________
Name:
Title:

Exhibit II-2-o

Deutsche Bank AG Cayman Islands Branch
Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

JPMorgan Chase Bank
J.P. Morgan Securities Inc.
270 Park Avenue
New York, New York 10017

April 19, 2004

BLB Acquisition Corporation, Ltd.
BLB Worldwide Holdings, Inc.
BLB Worldwide, Inc.
BLB Worldwide Acquisition, Inc.
c/o BLB Investors, L.L.C.
591 West Putnam Avenue
Greenwich, Connecticut 06830

Senior Bridge Facility Fee Letter

Ladies and Gentlemen:

Reference is made to the Senior Bridge Facility Commitment Letter dated the date hereof (the "Commitment Letter") among the Initial Lenders and yourselves. Terms used but not defined in this Fee Letter have the meanings assigned thereto in the Commitment Letter (including the attachments thereto).

As consideration for the Initial Lenders' commitment under the Commitment Letter and the Joint Lead Arrangers' services in respect of the Facilities, you will pay (or cause to be paid) to the Administrative Agent, for the account of each of the Initial Lenders (as applicable):

(a) a commitment fee (the "Bridge Facility Commitment Fee") in an amount equal to 1.00% of the aggregate amount of the Bridge Facility, earned on March 29, 2004 and due and payable in full upon the Initial Closing Date (whether or not the Bridge Facility is drawn);

(b) if and to the extent that any Borrower borrows under the Bridge Facility, an additional fee (the "Bridge Facility Funding Fee") in an amount equal to 1.00% of the principal amount of the borrowing under the Senior Bridge Facility, earned and due and payable in full at the time of such borrowing;

(c) a fee (the "Bridge Facility Conversion Fee") in an amount equal to 2.50% of the amount of the Bridge Facility outstanding on the first anniversary of the Initial Closing Date, earned and due and payable on such date; and

(d) a ticking fee (the "Bridge Facility Ticking Fee") equal to 0.25% *per annum* on the aggregate amount of the Bridge Facility, commencing on March 29, 2004 (except with respect to $6.0 million of the Bridge Facility, which will commence on the date hereof) and ending on the Initial Closing Date, due and payable quarterly and on the Initial Funding Date or the date on which the Commitment Letter terminate;

(the fees set forth above being referred to herein collectively as the "Fees"). The Fees shall be payable in immediately available funds to the Administrative Agent for the account of the Initial Lenders (as applicable). Once paid, the Fees shall not be refundable under any circumstances, whether or not any borrowings under the Facilities are made, as long as the Initial Closing Date occurs); *provided, however*, that if the Bridge Facility is repaid from whatever source, the Initial Lenders shall refund to you (a) three-quarters (3/4) of each of the Bridge Facility Funding Fee and the Bridge Facility Ticking Fee if such repayment is made within 60 days of the Initial Closing Date, (b) one-half (1/2) of each of the Bridge Facility Funding Fee and the Bridge Facility Ticking Fee if such repayment is made between 61 and 105 days of the Initial Closing Date and (c) one-quarter (1/4) of each of the Bridge Facility Funding Fee and the Bridge Facility Ticking Fee if such repayment is made between 106 and 150 days of the Initial Closing Date (in each case, if such repayment is made in whole, and if such repayment repays less than all of the Bridge Facility, such refund shall be reduced *pro rata* to the portion of the Bridge Facility so repaid); and *provided further, however*, that if the Bridge Facility is repaid from whatever source, the Initial Lenders shall refund to you (a) three-quarters (3/4) of the Bridge Facility Conversion Fee if such repayment is made within 45 days of the Initial Maturity Date, (b) one-half (1/2) of the Bridge Facility Conversion Fee if such repayment is made between 46 and 90 days of the Initial Maturity Date and (c) one-quarter (1/4) of the Bridge Facility Conversion Fee if such repayment is made between 91 and 135 days of the Initial Maturity Date (in each case, if such repayment is made in whole, and if such repayment repays less than all of the Bridge Facility, such refund shall be reduced *pro rata* to the portion of the Bridge Facility so repaid).

If the Bridge Facility is not funded but any Alternate Transaction (as defined below) is consummated within one year of March 29, 2004 with bank financing for which the Initial Lenders (or their respective affiliates) are not the exclusive arrangers and book managers in the capacities and with the allocations as set forth in the Commitment Letter and this Fee Letter (an "Alternate Financing"), you agree to pay one-half of the Bridge Facility Commitment Fee to the Administrative Agent for the account of the Initial Lenders as if the Bridge Facility was fully funded on the date of consummation of the Acquisition or such Alternate Transaction if the Initial Lenders have not been offered the *bona fide* opportunity to provide the bank financing for the Acquisition or such Alternate Transaction on terms no less favorable to the Initial Lenders than those of the Alternate Financing. "Alternate Transaction" means any transaction by which entities controlled by Sponsors acquire the majority of shares in the Company.

Each Fee paid to the Administrative Agent for the account of the Initial Lenders shall be distributed to each Initial Lender in the same proportion as such Initial Lender's commitment set forth in the Commitment Letter of the Facility to which such fee relates is to the total commitments under the Commitment Letter for such Facility.

The Initial Lenders acting together reserve the right at any time, after consultation with you, (i) to reallocate the Bridge Loan Facility into debt securities of Parent in an amount such that the Total Leverage Ratio of the Borrower is reduced by up to 1.0 times EBITDA and (ii) require the Sponsors to, directly or indirectly, contribute cash equity to the Company in the amount of up to $6.0 million which shall be used to repay amounts outstanding under the Bridge Facility; *provided, however*, that in the event that any such amount are required to be so contributed, the Administrative Agent shall refund that portion of the Bridge Facility Funding Fee received by the Administrative Agent allocable to such amount.

You agree that, upon notice by one or more independent investment banks (the "Banks") acting together (a "Debt Securities Notice"), at any time and from time to time after the Initial Funding

Date, the Borrower will, after a road show and marketing period customary for similar offerings (as determined by the Banks after consultation with the Borrower and in any event not less than ten days), issue and sell such aggregate principal amount of senior and/or senior subordinated unsecured debt securities (if such senior subordinated securities are required to be offered under the terms of the Senior Facilities) in amounts as determined by the Banks (with senior and/or senior unsecured guarantees from all subsidiaries that guarantee the Senior Facilities from time to time) (the "Securities") as will generate gross proceeds sufficient to refinance (in whole or in part as determined by the Initial Lenders) the Bridge Facility, in each case upon such terms and conditions as may be reasonably specified by the Banks in such Debt Securities Notice; *provided, however,* that (i) the Banks, in their discretion after consultation with you, shall determine whether such securities will be issued through a registered public offering or a private placement for resale pursuant to Rule 144A, (ii) such securities (including any Holdco securities) will not mature any earlier than eight (8) years after the Initial Closing Date and in any event six months after the final maturity of the Senior Facilities and will contain such terms, including registration rights (in the event of a Rule 144A offering), covenants, events of default, subordination provisions and redemption provisions as are customary for similar financings as determined by the Banks in consultation with Borrower, (iii) such Securities (including any Holdco securities) will bear a fixed rate of interest based on then prevailing market conditions as determined by the Banks, (iv) such Securities (including any Holdco securities) will contain such other terms and conditions as are appropriate in light of then prevailing market conditions as determined by the Banks after consultation with Borrower; *provided, however,* that (1) without Borrower's consent, the interest rate *per annum* payable on such Securities (including any Holdco securities) shall not exceed on a weighted average basis (A) prior to the 60th day after the date hereof, 10% *per annum* in cash, (B) from the 61st day to the 120th day after the date hereof, 10.0% *per annum* in cash and 12% per annum in the aggregate, (C) from and after the 121st day after the date hereof, 11.0% *per annum* in cash and 13% per annum in the aggregate and (2) in the event that Borrower receives a long-term debt credit rating of (x) either Caa1 or lower from Moody's or CCC+ or lower from S&P, the interest rate *per annum* payable on such securities in cash or otherwise shall increase by 0.75% *per annum* and (y) Caa1 or lower from Moody's and CCC+ or lower from S&P, the interest rate *per annum* payable on such securities in cash or otherwise shall increase by 1.50% *per* annum and (v) all other arrangements with respect to such Securities shall be reasonably satisfactory in all respects to the Banks in light of then prevailing market conditions and the financial condition and prospects of Borrower and its subsidiaries at the date of sale. Following the issuance of a Debt Securities Notice, the Bidco Group will use their commercially reasonable efforts to cause management of the Target to assist the Banks in connection with the marketing of any such Securities. The Initial Lenders' rights under this and the three immediately preceding paragraphs will survive the execution of the Operative Documents and the funding of the Facilities.

This Fee Letter is for your confidential use only and will not, without the prior written agreement of the Initial Lenders, be disclosed by you to any person, other than (i) to the Sponsors, and your respective directors, officers, employees, attorneys, accountants and other legal advisors on a confidential and "need-to-know" basis or (ii) as required by law or compulsory legal processes. The provisions contained in this paragraph shall remain in full force and effect notwithstanding the termination of the Commitment Letter or any Initial Lender's commitment thereunder or the funding and closing of the Facilities.

This Fee Letter shall not constitute or give rise to any obligation to provide any financing; such an obligation will arise only under the Commitment Letter if accepted in accordance with its terms. This Fee Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the Initial Lenders and you. This Fee Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall

constitute one agreement. Delivery of an executed counterpart of a signature page of this Fee Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

This Fee Letter supersedes and replaces the Fee Letter dated March 29, 2004 with respect to the Senior Bridge Facilities and such Fee Letter shall be of no further force and effect.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this Fee Letter and returning it to Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, (212) 250-3435, Attention: Nicholas Hayes, on behalf of the Initial Lenders, before 4:00 p.m. (New York City time) on April 20, 2004.

[Signature Pages Follow]

If you elect to deliver this Fee Letter by fax, please arrange for the executed original to follow by next-day courier.

Very truly yours,

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH

By: ______________________
Name: Alexander B.V. Johnson
Title: Managing Director

By: ______________________
Name: Steven P. Lapham
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By: ______________________
Name: A. DREW GOLDMAN
Title: Director

By: ______________________
Name: Arthur Goldfrank
Title: Director

JPMORGAN CHASE BANK

By: ______________________
Name:
Title:

J.P. MORGAN SECURITIES INC.

By: ______________________
Name:
Title:

If you elect to deliver this Fee Letter by fax, please arrange for the executed original to follow by next-day courier.

Very truly yours,

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH

By:________________________
Name:
Title:

By:________________________
Name:
Title:

DEUTSCHE BANK SECURITIES INC.

By:________________________
Name:
Title:

By:________________________
Name:
Title:

JPMORGAN CHASE BANK

By:________________________
Name:
Title: JOHN C. RIORDAN
VICE PRESIDENT

J.P. MORGAN SECURITIES INC.

By:________________________
Name:
Title: JOHN C. RIORDAN
VICE PRESIDENT

[SENIOR BRIDGE FEE LETTER]

Accepted and agreed to as of
the date first written above:

BLB ACQUISITION CORPORATION, LTD.

By: ______________________
Name:
Title:

BLB WORLDWIDE HOLDINGS, INC.

By: ______________________
Name:
Title:

BLB WORLDWIDE, INC.

By: ______________________
Name:
Title:

BLB WORLDWIDE ACQUISITION, INC.

By: ______________________
Name:
Title:

[Bridge Fee Letter]

Exhibit II-2-p

EXECUTION COPY

DATED April 19, 2004

BLB ACQUISITION CORPORATION LIMITED

and

BLB WORLDWIDE ACQUISITION, INC.

as the Charging Companies

and

DEUTSCHE BANK TRUST COMPANY AMERICAS

as Collateral Agent

DEBENTURE

SHEARMAN & STERLING
London
[redacted]

LNDOCS01/357644.1

CONTENTS

THIS DEED is dated ,2004

BETWEEN:

(1) The companies detailed in Schedule 1 as the Charging Companies; and

(2) **DEUTSCHE BANK TRUST COMPANY AMERICAS** as Collateral Agent.

IT IS AGREED as follows:

1. **DEFINITIONS AND INTERPRETATION**

1.1 **Definitions**: In this Deed:

"**Account Bank**" means any bank or financial institution with which a Charging Company maintains a bank account;

"**Administrator**" means an administrator appointed under Schedule B1 of the Insolvency Act 1986;

"**Bank Balances**" means the amounts now or subsequently standing to the credit of any account (including the Charged Accounts) which each Charging Company has, or has an interest in, with any person (including interest) and the debts represented thereby;

"**Book Debts**" means all book and other debts and monetary claims now or subsequently due or owing to each Charging Company, the proceeds of the same and the benefit of all Investments, Security Interests and guarantees or other rights of any nature now or subsequently enjoyed or held by it in relation thereto (other than Bank Balances);

"**Cash Collateral Account**" any account with any Finance Party opened in the name of the Charging Company which sums are paid in accordance with any Finance Document and held as security for the obligations of such Charging Company under the Finance Documents;

"**Charged Accounts**" means any Cash Collateral Account, any Collection Account and any other account which a Charging Company has, or has any interest in, with any person and includes any replacement substitute or additional account from time to time;

"**Charged Assets**" means the assets from time to time the subject of any Security Interests created or purported to be created by or pursuant to this Deed and, where the context permits, the proceeds of sale of such assets;

"**Charged Investments**" means Investments forming part of the Charged Assets;

"**Charged Property**" means all freehold and leasehold property forming part of the Charged Assets;

"**Charges**" means Security Interests from time to time created by or pursuant to this Deed;

"**Charging Companies**" means the Companies detailed in Schedule 1 (*Charging Companies*);

"**Collateral Agent**" means Deutsche Bank Trust Company Americas as collateral agent and trustee for the Finance Parties appointed pursuant to the Senior Secured Facilities Commitment Letter;

"**Collection Account(s)**" means any account maintained by each Charging Company into which moneys are to be paid pursuant to Clause 5.3(c) (*Book Debts*);

"**CREST**" means the relevant system (within the meaning of the Uncertified Securities Regulations 2001) operated by CRESTCo Limited;

"**CREST Shares**" means any shares held in CREST in electronic form;

"**Delegate**" means a delegate or sub-delegate appointed, directly or indirectly, pursuant to Clause 9.3 (*Delegation*);

"**Finance Documents**" means the Senior Secured Facilities Commitment Letter, the fee letter in respect thereof, each other Loan Document (as defined in the Senior Secured Facilities Commitment Letter) and each interest rate protection agreement entered into with a Senior Secured Lender (as defined in the Senior Secured Facilities Commitment Letter) or any affiliate of a Senior Secured Lender and "**Finance Document**" means any of them;

"**Finance Parties**" means together the Initial Lenders, the Lenders, the Lead Arrangers (each as defined in Exhibit B to the Senior Secured Facilities Commitment Letter) and each of their successors, assigns and transferees and "**Finance Party**" means any of them;

"**Fixtures**" means trade and other fixtures and fittings and fixed plant, machinery and other apparatus;

"**Incapacity**" means in relation to a person the insolvency, liquidation, dissolution, winding up, administration, receivership, amalgamation, reconstruction or other incapacity of that person whatsoever (and, in the case of a partnership, includes the termination or charge in the composition of the partnership) or any analogous proceeding occurring in relation to that person whatsoever;

"**Insurances**" means all benefits, rights and interest of each Charging Company under or in respect of any present or future contract or policy of insurance;

"**Intellectual Property**" means all patents, trademarks, service marks, all brand and business names, all copyrights (including any rights in computer software) and rights in the nature of copyright, all design rights, all registered designs, all logos, get-up, inventions (including any software), topography and similar rights, database rights, domain name rights, all trade secrets, know-how and all other intellectual property rights owned by each Charging Company throughout the world and any interests (including by way of licence) of each Charging Company in any of the foregoing (whether or not registered and including all applications for the same and any associated goodwill and all rights to bring proceedings for infringement) and all rights under any agreements entered into by or for the benefit of each Charging Company relating to the use or exploitation of any such rights;

"**Investment**" means any debenture, bond, share, stock, certificate of deposit or other security or investment now or in the future owned at law or in equity by each Charging Company and all dividends, interest and other moneys paid or payable in respect thereof and all rights, moneys and assets related to or accruing or offered or arising thereon from time to time, whether by way of redemption, conversion, exercise of option rights, substitution, exchange, preference, bonus or otherwise;

"**Material after-acquired Property**" means any Property of a Charging Company that the Collateral Agent acting reasonably and following consultation with such Charging Company deems to be material;

"**Material Intellectual Property**" means any Intellectual Property of a Charging Company that the Collateral Agent acting reasonably and following consultation with the relevant Charging Company considers to be material;

"**Notice of Document Assignment**" means a notice of assignment in the form set out in Part 1 of Schedule 3;

"**Notice of Insurance Assignment**" means a notice of assignment set out in Part 2 of Schedule 3;

"**Obligor**" means the Term Borrower and each Wholly Owned Subsidiary that becomes a Borrowing Subsidiary (each under and as defined in the Senior Secured Facilities Commitment Letter) and any other person that becomes a borrower or guarantor or grants any Security Interest under or in respect of the Finance Documents;

"**Personal Chattels**" means plant, machinery, equipment, goods and other personal chattels (including all spare parts, replacements, modifications and additions) but not Fixtures on Property charged under Clause 3.2 (*Property*) or stock in trade or work in progress;

"**Property**" means freehold and leasehold property in England or Wales and other real estate anywhere in the world, and any reference to any charges over Property or any estate or interest therein includes a charge over:

(a) the benefit of any covenant for title given or entered into by any predecessor in title of a Charging Company in respect of that Property and any moneys paid or payable in respect of those covenants;

(b) all buildings and Fixtures on the Property; and

(c) the proceeds of sale of all or any part thereof,

(the assets referred to in paragraphs (a), (b) and (c) being "**Related Property Rights**");

"**Receiver**" means an administrative receiver, receiver and manager or other receiver appointed in respect of the Charged Assets by the Collateral Agent pursuant to this Deed or otherwise;

"**Receiving Bank**" means such bank as may be appointed receiving bank in connection with the Acquisition;

"**Receiving Bank Account Letter**" means the letter of introduction, containing customary terms for such letter as utilised in transactions of this nature from the Term Borrower to the Receiving Bank and countersigned by the Receiving Bank;

"**Release Date**" has the meaning ascribed thereto in Clause 16.7 (*Redemption*);

"**Relevant Documents**" means the Receiving Bank Account letter and any other material contracts designated as such in writing by the Collateral Agent where the loss of such contract or failure by either party to perform its obligations thereunder would be reasonably likely to materially prejudice the operations or revenues of, or to increase the costs of such Charging Company (including in relation to any Property) subject to a security assignment under Clause *3.12 (Assignment by way of Security);*

"**rights**" shall be construed as including rights, benefits, privileges, consents, authorities, discretions, remedies and powers and "**right**" shall be construed accordingly;

"**Secured Liabilities**" means all present and future obligations and other liabilities of any nature of each Obligor due, owing or incurred under or in connection with the Finance Documents (or any of them) to the Collateral Agent and/or the Finance Parties and/or any Receiver (including, without limitation, under any amendments, supplements or restatements of any of the Finance Documents or in relation to any new or increased advances or utilisations thereunder), and whether indebtedness or

liabilities originally owed to all or any of the Finance Parties and/or any Receiver or any other person or persons actual or contingent, matured or not matured, liquidated or unliquidated, whether incurred solely or jointly and/or severally or in any other capacity whatsoever and whether as principal or surety, in any currency or currencies, including all interest accruing thereon (calculated in accordance with Clause 2.4 (*Interest*)), after as well as before judgement, and all costs, charges and expenses (to the extent payable by the relevant Obligor pursuant to the terms of the Finance Documents) incurred in connection therewith and "**Secured Liability**" shall be construed accordingly;

"**Security Accession Deed**" means a deed of accession to this Deed in such form as is satisfactory to the Collateral Agent;

"**Security Interest**" means any mortgage, charge (fixed or floating), standard security, pledge, lien, hypothecation, right of set-off, security trust, assignment by way of security, reservation of title, or any other security interest whatsoever, howsoever created or arising or any other agreement or arrangement entered into for the purposes of conferring security and any agreement to create or establish any of the foregoing;

"**Senior Secured Facilities Commitment Letter**" means the senior secured facilities commitment letter (and exhibits thereto) dated on or about the date of this Deed between, amongst others, each Charging Company and Deutsche Bank Trust Company Americas;

"**Subsidiary**" means any company or corporation of which another company or corporation has direct or indirect control or beneficially owns directly or indirectly more than 50% of the share capital or similar rights of ownership of such entity;

"**US Bidco**" means BLB Worldwide Acquisitions, Inc. a corporation incorporated in the United States of America under Delaware law;

"**V.A.T**" means value added tax as provided in the Value Added Tax Act 1994;

"**this Deed**" means this debenture as varied, amended or supplemented from time to time.

"**winding up**" means winding up, amalgamation, reconstruction, administration, dissolution, liquidation, merger, or consolidation or any analogous procedure or step in any jurisdiction;

1.2 **Senior Secured Facilities Commitment Letter**: Unless otherwise expressly defined in this Deed herein, words and expressions defined in the Senior Secured Facilities Commitment Letter shall have the same meaning in this Deed.

1.3 **Construction**: A reference to "Secured Liabilities" includes any liabilities which would be treated as such but for the liquidation or dissolution or similar event affecting an Obligor.

1.4 **Law of Property (Miscellaneous Provisions) Act 1989**: The terms of the documents under which the Secured Liabilities arise and of any side letters relating thereto between each Charging Company and any of the Finance Parties are incorporated herein to the extent required for any purported disposition of any Property contained in this Deed to be a valid disposition in accordance with Section 2(1) of the Law of Property (Miscellaneous Provisions) Act 1989.

1.5 **Deed**: This document is to take effect as a deed notwithstanding that the Collateral Agent has executed it under hand only.

1.6 **Law of Property (*Miscellaneous Provisions*) Act 1994**: The limitations on liability set out in Section 6 of the Law of Property (*Miscellaneous Provisions*) Act 1994 shall not apply to, or in respect of, the

covenants implied by virtue of Sections 2(1)(a), 3 and 4 of that Act on the part of a Charging Company by its execution and delivery of this Deed.

1.7 **Schedules**: Any failure to state any Intellectual Property, Property, Investments or Personal Chattels of any Charging Company on the date of this Deed in any Schedule to this Deed will not affect any Charges over such assets.

1.8 **Covenants**: Each covenant of a Charging Company contained in this Deed remains in force until the Release Date.

2. COVENANT TO PAY

2.1 **Charging Company's Obligations Continuing**: Each Charging Company's obligations under this Clause 2 and the Charges shall constitute and be continuing obligations and will extend to the ultimate balance of Secured Liabilities payable by such Charging Company and will remain in full force and effect until no Secured Liabilities remain outstanding, unsatisfied or capable of arising under the Finance Documents regardless of any intermediate discharge in whole or in part.

2.2 **Covenant to Pay**: Each Charging Company shall pay or discharge the Secured Liabilities when the same have become due in the manner provided for in the Finance Documents.

2.3 **Immediate Rights**: This Deed and the Charging Company's obligations under this Deed are in addition to, and not to be prejudiced by or to be merged with, any other guarantee, indemnity or security at any time existing in favour of any person.

2.4 **Interest**: If a Charging Company fails to pay any Secured Liabilities on the date on which they fall due for payment by it, such Charging Company shall on demand pay to the Collateral Agent, interest on all such amounts from the due date until the date of payment (both before and after judgment) calculated from day to day at 2% over the rate or rates from time to time notified to such Charging Company by the Collateral Agent as the relevant cost of funding for the relevant period on amounts comparable to the amount due. Any such interest not paid when due shall be compounded and bear interest calculated as provided above.

3. SECURITY INTERESTS

3.1 **Creation of Charges**: All Charges are:

(a) made in favour of the Collateral Agent (for the benefit of itself and the other Finance Parties);

(b) made with full title guarantee; and

(c) security for the payment of all Secured Liabilities.

All Charged Assets are excluded from the Charges created pursuant to Clauses 3.2 to 3.11 to the extent specifically assigned pursuant to Clause 3.12 (*Assignment by way of Security*).

3.2 **Property**: Each Charging Company charges by way of first fixed charge, all estates or interests now or subsequently belonging to it in, or in relation to, any Property in England and Wales.

3.3 **Investments**: Each Charging Company charges by way of first fixed charge all of its Investments now or subsequently belonging to it or held by any nominee on its behalf provided however (in respect of US Bidco only), that no more than 65% of the issued and outstanding share capital of any subsidiary of the Charging Company organised under the laws of any jurisdiction other than a state of the United States will be charged under this Deed.

3.4 **Book Debts**: Each Charging Company charges by way of first fixed charge, all rights which it may have now or subsequently in respect of any Book Debts.

3.5 **Intellectual Property**: Each Charging Company charges by way of first fixed charge all rights in respect of Material Intellectual Property now or subsequently belonging to it.

3.6 **Bank Balances**: Each Charging Company charges by way of first fixed charge all of its Bank Balances.

3.7 **Insurance**: Each Charging Company assigns absolutely subject to a proviso for re-assignment on redemption all benefits, rights and interest of the Charging Company under or in respect of any present or future contract or policy of insurance and any claim or return of premium or proceeds paid or payable in relation thereto (to the extent that the same are not otherwise subject to an effective fixed charge or assignment pursuant to this Clause 3).

3.8 **Plant and Machinery**: Each Charging Company charges by way of first fixed charge all of its Personal Chattels now or subsequently belonging to the Charging Company and its interest in any such Personal Chattels in its possession.

3.9 **Contracts**: Each Charging Company charges by way of first fixed charge all its rights (including, without limitation, the right to receive any compensation) now or subsequently of such Charging Company in respect of:

(a) the Relevant Documents and any other joint venture, partnership, distributorship, building or development or similar agreement to which it is a party;

(b) any warranty, bond, guarantee, indemnity, Security Interest or letter of credit issued in its favour; and

(c) any bill of exchange or any other negotiable instrument held by it,

(to the extent that the same are not otherwise subject to an effective fixed charge or security assignment pursuant to this Clause 3).

3.10 **Pension Fund**: Each Charging Company charges by way of first fixed charge any interest, claim or right which it has now or subsequently in respect of any pension fund or plan.

3.11 **Other Charges**: Each Charging Company charges by way of first fixed charge:

(a) all its uncalled capital;

(b) all its goodwill; and

(c) any authorisation, licence or consent in relation to any Charged Assets (including the right to receive compensation in respect thereof).

3.12 **Assignment by way of Security:**

(a) Each Charging Company hereby assigns absolutely (subject to the right to reassignment on redemption pursuant to Clause 16.7 (*Redemption*)) to the Collateral Agent all rights and interest present or future of such Charging Company in respect of the Relevant Documents together with the benefit of all its rights, claims and remedies in respect of such Relevant Documents.

(b) Until the Charges shall have become enforceable each Charging Company shall be entitled to exercise all its rights in the Relevant Documents, subject to the other provisions of this Deed.

3.13 **Floating Charge:**

(a) Each Charging Company charges by way of first floating charge, its undertaking and all its assets both present and future not otherwise effectively mortgaged, charged or assigned by this Deed. The floating charge created by each Charging Company under this Clause shall,

(i) except as otherwise agreed in writing by the Collateral Agent, rank in priority to any other Security Interest which shall subsequently be created or permitted to arise by such Charging Company or any Security Interest created by a Receiver appointed under this Deed; and

(ii) be a qualifying floating charge for the purposes of paragraph 14 of Schedule B1 to the Insolvency Act 1986;

(b) Save as provided in paragraph (c) below, the Collateral Agent may by notice to any Charging Company convert the floating charge created by such Charging Company pursuant to this Clause into a fixed charge as regards such assets as may be specified (whether generally or specifically) in such notice if:

(i) an Event of Default has occurred and is continuing or

(ii) the Collateral Agent reasonably considers those assets to be in jeopardy (whether due to a risk of being seized or sold pursuant to any distress, attachment, execution, sequestration or other legal process or otherwise).

(c) Notwithstanding any other provision of this Deed (and without prejudice to the circumstances in which the floating charge created under this Clause 3 will crystallise under general law) but subject to paragraph (d) below:

(i) if any person presents or makes an application for a writ of execution, writ of fieri facias, garnishee order or charging order or otherwise levies or attempts to levy any distress, execution, attachment, expropriation, sequestration or other legal process against any of the assets which are charged by way of the first floating charge of a Charging Company; or any Charging Company creates or attempts to create any Security Interest or trust over any of the Charged Assets secured by the floating charge created by this Clause 3; or

(ii) any Charging Company breaches Clause 5.1(a) (*General Restrictions and Obligations*); or

(iii) a resolution is passed or a petition is presented for the winding up or administration in relation to any Charging Company which is not discharged within 14 days (in the case of a winding up petition) or 5 days (in the case of a petition for an

administration order) or in any event before such petition is heard or a resolution is passed for a creditors' voluntary winding-up or a creditors' voluntary winding-up is commenced, or

(iv) an Administrator or Receiver is appointed in respect of any Charging Company or the Collateral Agent receives notice of an intention to appoint an Administrator pursuant to paragraphs 15 or 26 of Schedule B1 of the Insolvency Act 1986 in respect of any Charging Company.

then with immediate effect and without notice the floating charge shall automatically convert into a fixed charge as regards the Charged Assets secured by such floating charge.

(d) No floating charge created by this Clause 3 may be converted into a fixed charge or otherwise crystallise solely by reason of:

(i) the obtaining of a moratorium by such Charging Company;

(ii) anything done with a view to obtaining a moratorium;

under section 1A and Schedule A1 to the Insolvency Act 2000.

(e) Any charge which has crystallised under paragraphs (b) or (c) above may be reconverted into a floating charge by notice given at any time by the Collateral Agent to the Charging Company concerned in relation to the assets specified in such notice.

3.14 **Retention of Documents**: The Collateral Agent shall be entitled to continue to retain any document delivered to it under this Deed relating to a Charged Asset until the Charges over such Charged Asset are released in accordance with this Deed. If, for any reason, it ceases to hold any such document before such time, it may by notice to the relevant Charging Company require that the relevant document be redelivered to it and the relevant Charging Company shall immediately comply with that requirement or procure that it is complied with.

3.15 **Fixed and Floating Security**: If for any reason any Security Interest in respect of any asset created or purported to be created pursuant to this Clause 3 as a fixed charge or assignment, does not, or ceases to, take effect as a fixed charge or assignment, then it shall take effect as a first floating charge in respect of such asset. However it is the intent of the parties that the Security Interests over other Charged Assets shall remain unaffected.

3.16 **Security Trust**: The Collateral Agent holds the benefit of this Deed on trust for the Finance Parties on the terms of the Finance Documents.

4. **PROPERTY OBLIGATIONS**

4.1 **Acquisition of Property**:

(a) Each Charging Company shall promptly notify the Collateral Agent of any acquisition by it or on its behalf of any Material After-acquired Property after the date of this Deed.

(b) If title to the relevant Material After-acquired Property is or is to be registered at H.M. Land Registry, such Charging Company shall as soon as reasonably practicable notify the Collateral Agent of the relevant title number and will request the Chief Land Registrar to enter a notice of this Deed on the Charges Register of the relevant Property. In the case of any other Material After-acquired Property in England or Wales, such Charging Company shall apply to

register this Deed at the Land Charges Registry if, for any reason, the title deeds and documents relating thereto are not deposited with the Collateral Agent.

(c) Each Charging Company shall, promptly on request of the Collateral Agent and at the cost of such Charging Company, execute and deliver to the Collateral Agent a legal mortgage in favour of the Collateral Agent over any Material After-acquired Property acquired by it.

(d) If the consent of the landlord in whom the reversion of any lease comprised in any Material After-acquired Property is vested is required for a Charging Company to create any fixed charge or legal mortgage that Charging Company will:

(i) use all reasonable endeavours to obtain such landlord's consent; and

(ii) not be required to create a fixed charge or legal mortgage over such After-acquired Property until it has received the landlord's consent.

4.2 **Delivery of Title Documents**: Each Charging Company shall, immediately upon the execution of this Deed or, if later, upon receipt, deposit with the Collateral Agent all deeds and documents of title relating to any estate or interest in any Charged Property which at any time belongs to such Charging Company and all share certificates and similar documents received by it. If any such deeds or documents are at the relevant time at H.M. Land Registry, such Charging Company shall promptly following a demand by the Collateral Agent provide or procure the provision to the Collateral Agent of such undertakings and such letters addressed to H.M. Land Registry as the Collateral Agent may reasonably require.

4.3 **Leasing and Other Undertakings**: Each Charging Company shall (whether in exercise of any statutory power or otherwise):

(a) not grant, or agree to grant, any lease or tenancy of all or any part of any Material After-acquired Property or confer or agree to confer upon any person any contractual licence or right to occupy or use the any Material After-acquired Property;

(b) nor determine or extend or renew on substantially different terms or accept any surrender of any lease, tenancy or licence comprised in the Material After-acquired Property or agree to do any of these things;

(c) comply with all laws or material regulations, directives, consents, authorisations, covenants or planning permissions relating to or affecting any Material After-acquired Charged Property;

(d) comply with all material obligations imposed on it and enforce the performance of all material obligations owed to it by any person under any lease, licence or other agreement comprised in the Material After-acquired Property and shall not do anything or permit anything to be done which could result in the termination of any such lease, licence or other agreement;

(e) promptly deliver a copy of any material communication received by it which has been given with respect to any Material After-acquired Property and take such steps as the Collateral Agent shall reasonably require in relation thereto;

(f) permit the Collateral Agent and any person nominated by it at all reasonable times with reasonable prior notice to enter any of its Material After-acquired Property to view its condition.

4.4 **Registered Land**:

(a) Each Charging Company shall apply to the Chief Land Registrar for a restriction in the following terms to be entered on the registers of the title of such of the Material After-acquired Property as is now or hereafter registered under the Land Registration Act 1925.

"Except under an order of the Registrar no disposition or dealing by the proprietor of the land is to be registered without the consent of the proprietor for the time being of the Debenture dated on 29 March, 2004 and granted in favour of Deutsche Bank Trust Company Americas as security agent and trustee for certain finance parties."

(b) To the extent that the Finance Parties are under an obligation to make further advances the relevant Charging Company shall also make an application to the Registrar for a note to be entered on such register to that effect.

(c) Each Charging Company hereby certifies, in respect of any part of its Material After-acquired Property title to which is registered at H.M. Land Registry, that the Charges created by this Deed do not contravene any of the provisions of the Memorandum, Articles of Association or other constitutional documents of such Charging Company.

4.5 **Right to Remedy**: If a Charging Company fails to perform any obligation affecting its Material After-acquired Property, that Charging Company must allow the Collateral Agent or its agents and contractors:

(a) to enter any part of its Material After-acquired Property and carry out any repairs or other works which such Charging Company has failed to do; and

(b) to comply with or object to any notice served on such Charging Company in respect of its Material After-acquired Property.

All costs and expenses reasonably incurred by the Collateral Agent, its agents and/or contractors acting pursuant to this Clause shall be paid by such Charging Company within 10 business days of demand.

5. OTHER OBLIGATIONS

5.1 **General Restrictions and Obligations:**

(a) Subject to Clause 5.3 (*Book Debts*), except with the consent of the Collateral Agent or except as permitted under the terms of the Finance Documents, each Charging Company shall not:

(i) create or permit to be outstanding any Security Interest over any Charged Assets; or

(ii) unless required to do so by law, sell, transfer, assign, lease, hire out, grant, lend or otherwise dispose of any of the Charged Assets or the equity of redemption therein or permit any person to do any such thing;

(b) Each Charging Company undertakes that it shall keep all buildings on the Charged Property in good and substantial repair no worse repair and condition than on the date of this Deed and shall keep all Fixtures and other Personal Chattels from time to time on or in any Charged Property belonging to it or any of its Subsidiaries and all other Personal Chattels belonging to it in good and substantial repair and good working order.

5.2 **Investments**

(a) **Deposit of Documents**: Each Charging Company shall, immediately upon it becoming entitled to the relevant Investment, deliver to the Collateral Agent (except to the extent the Collateral Agent notifies the Charging Company to the contrary):

(i) all certificates and other documents of title or evidencing title in respect of each of the Charged Investments (save for any CREST Shares) belonging to it;

(ii) any CREST Shares which have, after the date of this Deed, been converted into a certified form;

(iii) all stock transfer forms and other documents which the Collateral Agent may reasonably request to vest title in the Charged Investments in the Collateral Agent or its nominees and in the case of such transfer form shall be undated and shall have the name of the transferee left blank; and

(iv) such declarations of trust in relation to any Investments in which a Charging Company has an interest but which are not held in its sole name as the Collateral Agent may reasonably require.

to the extent that the Charging Companies only have a beneficial interest in any Investment, they shall promptly on acquiring legal title comply with the delivery obligations under this Clause 5.2(a).

All documents required by this Clause 5.2(a) shall be in such form as the Collateral Agent shall reasonably require.

(b) **CREST Shares**: Each Charging Company shall, in respect of CREST Shares immediately upon it becoming entitled to the relevant CREST Shares hereafter comprised in the Charged Assets upon the acquisition thereof, take all necessary steps to transfer all such CREST Shares into an escrow account within CREST maintained by it, identifying the Collateral Agent or its nominee, as specified by the Collateral Agent.

(c) **Voting Rights and Distributions:**

(i) Until the Charges have become enforceable, each Charging Company shall be entitled to:

(A) receive and retain all dividends, distributions and other amounts paid on or derived from any shares or stock comprised in its Charged Investments; and

(B) exercise or direct the exercise of the voting rights and other rights and powers attached to its Charged Investments in any manner which it sees fit other than in a manner which:

(1) is or the Collateral Agent notifies such Charging Company as being, in its opinion, materially prejudicial to the value of any of the Charged Assets or the interests of the Finance Parties in the Charges or in breach of any Finance Document; or

(2) would cause the Collateral Agent or its nominee to incur any cost or expense or render itself subject to any liability for which it has not previously been indemnified to its satisfaction); or

(3) may cause a variation of the rights attaching to the Charged Investments or the payment of a dividend in kind.

(ii) After the Charges have become enforceable the Collateral Agent shall be entitled to:

(A) complete all instruments of transfer referred to in Clause 5.2(a) (*Deposit of Documents*) in relation to the Charged Investments of each Charging Company on behalf of each Charging Company in favour of itself or such other person as it shall select and otherwise have any Charged Investments registered in its name or the name of its nominee;

(B) receive and retain all dividends, distributions and other monies paid on the Charged Investments;

(C) exercise or direct the exercise in the name of the relevant Charging Company of the voting rights and any other rights and powers attached to any Charged Investments in such manner as it considers fit (including all powers given to trustees under Part II of the Trustee Act 2000; and

(D) transfer all CREST Shares belonging to any Charging Company held in an escrow account into an account within CREST in the name of the Collateral Agent or its nominee.

(iii) After the Charges have become enforceable such Charging Company shall:

(A) comply, or procure the compliance, with any directions of the Collateral Agent in respect of the exercise of any rights and powers exercisable in relation to such Charged Investments; and

(B) if the Collateral Agent so requests, promptly deliver to the Collateral Agent a form of proxy or other authority (in each case, in such form as the Collateral Agent shall reasonably require) appointing such person as the Collateral Agent shall select to be the proxy of such Charging Company or otherwise enabling such person as the Collateral Agent shall select to exercise such voting rights and other rights and powers as shall be specified (whether generally or specifically) in the relevant notice.

(d) **Information**: Each Charging Company undertakes that it shall, promptly following receipt, deliver to the Collateral Agent a copy of every material document received by it or its nominee in connection with or from any of the Investments comprising part of its Charged Assets or from the issuer of any of those Investments;

(e) **Calls**:

(i) Each Charging Company shall promptly pay all calls or other payments which may at any time become due in respect of any of its Charged Investments.

(ii) If a Charging Company fails to comply with paragraph (i) above the Collateral Agent may pay the calls or other payments on behalf of the Charging Company concerned. Such Charging Company must promptly on request from the Collateral Agent reimburse the Collateral Agent for any such payment.

(f) **Offers**: If any Investments are offered for subscription or purchase by way of rights in respect of any of the Investments comprising part of the Charged Assets then:

(i) if those Investments are vested in any Charging Company or its nominee, such Charging Company shall forthwith notify the Collateral Agent of the offer and if the Collateral Agent so requires by notice to such Charging Company, such Charging Company shall accept or procure the acceptance of the offer and make any payments required in connection with such acceptance; or

(ii) if those Investments are vested in the Collateral Agent or its nominee and if the Collateral Agent so requires by notice to such Charging Company, such Charging Company shall immediately put the Collateral Agent in funds to enable it or its nominee to accept the offer and make any payments required in connection with such acceptance.

5.3 **Book Debts:**

(a) Save as permitted by the Finance Documents each Charging Company shall not release, sell, transfer, assign, factor, discount or otherwise deal in any way with any of the Book Debts or vary or agree to any variation in their terms except as required by Clause 5.3(b).

(b) Each Charging Company shall collect on behalf of the Collateral Agent all its Book Debts and all Cash Equivalents or other securities held by way of temporary investment when the same mature and all income arising from its Intellectual Property promptly in the ordinary course of its business and, until payment into an account as provided below, shall hold the proceeds of such collection on trust for the Collateral Agent.

(c) Each Charging Company shall immediately pay all moneys received by it from any source whatsoever into the Collection Account(s) from time to time nominated by the Collateral Agent (it being agreed that the Collateral Agent may nominate different accounts for different monies).

(d) Each Charging Company shall, upon the Charges becoming enforceable in accordance with Clause 6.2(b) (*Enforceability of Security*), give notice to the debtors of any of its Book Debts or other Charged Assets referred to in Clause 5.3(b) of the Security Interests created by this Deed in such form as the Collateral Agent may require.

5.4 **Bank Balances and Cash Collateral Account:**

(a) Each Charging Company shall:

(i) promptly deliver to the Collateral Agent a duly completed notice in respect of any Cash Collateral Account in the form set out in Schedule 2;

(ii) use reasonable endeavours to procure the prompt delivery to the Collateral Agent of a duly completed acknowledgement in respect of such Cash Collateral Account in the form set out in Schedule 2.

(b) Except with the prior consent of the Collateral Agent or as permitted under the terms of the Finance Documents, each Charging Company shall not withdraw any money standing to the credit of the Cash Collateral Account.

(c) The Collateral Agent (or its Receiver) may (subject to the payment of any claims with priority to the Charges) at any time when the Charged Assets are enforceable in accordance with Clause 6.2(b) (*Enforceability of Security)* withdraw amounts standing to the credit of any Cash Collateral Account and the Collection Accounts to meet any amount due and payable

under the Finance Documents to the Finance Parties when it is due and payable but unpaid and otherwise withdraw any such amounts to the extent such amounts may be so withdrawn by the Finance Parties or any of them in accordance with the Finance Documents.

(d) Save as provided in this Clause 5.4 (*Bank Balances and Cash Collateral Account*)), each Charging Company shall not release, sell, transfer, assign, factor, discount or otherwise deal in any way with any of the Bank Balances other than in a manner which is not prohibited by the Finance Documents.

(e) Each Charging Company shall, upon the Charges becoming enforceable in accordance with Clause 6.2(b) (*Enforceability of Security*) give notice to each of the Account Banks operating the Collection Accounts of each of the Charging Companies of the Charges created by this Deed over such Charging Company's Collection Accounts in such a form as the Security Agent may require.

(f) Following each notification from a Charging Company that it intends to withdraw moneys from a Cash Collateral Account in accordance with and as permitted by the Finance Documents, the Collateral Agent shall promptly provide written consent to such withdrawal to the relevant Account Bank.

5.5 **Intellectual Property:** Each Charging Company undertakes that it shall in respect of its Intellectual Property apply to register (to the extent registrable) the existence of the Charges or the restrictions on dealing with Intellectual Property created by this Debenture in any applicable public register only if so requested by the Collateral Agent to the extent that Intellectual Property is Material Intellectual Property.

5.6 **Relevant Documents**: Each Charging Company:

(a) shall perform all its obligations under the Relevant Documents;

(b) shall not amend or vary or waive any provision of any Relevant Documents or agree to do so and shall not rescind or terminate any of the Relevant Documents;

(c) shall enforce and diligently pursue its rights under the Relevant Documents and give notice to the Collateral Agent forthwith in writing of any breach by the other parties to the Relevant Documents of their obligations under the Relevant Documents or right of rescission or termination arising thereunder together with such Charging Company's proposals for causing any breach to be remedied and, subject to the Collateral Agent's approval of such proposals, forthwith implement them at such Charging Company's expense to the satisfaction of the Collateral Agent; and

(d) (except in the case of the Receiving Bank Account Letter) shall promptly following execution of this Deed or if later the date the Relevant Document is executed serve (with a copy to the Collateral Agent) a Notice of Document Assignment on each of the other parties to each Relevant Document and the Charging Company shall use all its reasonable endeavours to procure the prompt delivery to the Collateral Agent of a duly completed acknowledgement in the form set out in Part 1 of Schedule 3.

(e) This Deed constitutes notice in writing to each Charging Company of any Security Interest over any debt owed by that Charging Company to any other Group Company or over any contract or agreement between that Charging Company and any other Group company whether created under this Deed or any other Security Document.

5.7 **Insurance:**

(a) Each Charging Company shall comply with any obligations imposed on it by any tenancy agreement or lease to insure or to reimburse the landlord under such tenancy or lease for any costs of insurance incurred by such landlord.

(b) Subject as provided herein or by the terms of the Finance Documents all moneys received by or on behalf of any Charging Company by virtue of any insurance shall be deemed part of the Charged Assets and shall immediately be paid into a Charged Account and held on trust for the Collateral Agent

(c) Each Charging Company shall promptly following execution of this Deed serve (with a copy to the Collateral Agent) a Notice of Insurance Assignment to the brokers or underwriters of the Insurances comprised in the Charged Assets (if any), and the Charging Company shall use all reasonable endeavours to procure the prompt delivery to the Collateral Agent of a duly completed acknowledgement in the form set out in Part 2 of Schedule 3.

(d) No such Charging Company may do or permit anything to be done which may make void or voidable any policy of insurance in connection with any such Charged Asset.

(e) Each such Charging Company must promptly pay all premiums and do all other things necessary to keep each policy of insurance in respect of its Charged Assets required to be maintained to comply with this Deed in force.

(f) Each Charging Company must, promptly on demand by the Collateral Agent, produce to the Collateral Agent the policy, certificate or cover note relating to any insurance policy and the receipt for the payment of any premium for any insurance policy or such other evidence to prove to the satisfaction of the Collateral Agent that such Charging Company has complied with its obligations in relation to insurance under this Deed. If a Charging Company fails to comply with its obligations under this paragraph (j) the Collateral Agent may effect such insurance as it thinks fit and the relevant Charging Company shall reimburse the Collateral Agent on demand for the cost of effecting such insurance with interest.

5.8 **Receiving Bank Account Letter:** The Charging Companies shall, promptly following execution of this Deed, serve (with a copy to the Collateral Agent) a notice of assignment of the Receiving Bank Account Letter in form and substance satisfactory to the Collateral Agent (or if, on the execution of this Deed, the Receiving Bank has not been appointed, the Charging Companies shall promptly serve (with a copy to the Collateral Agent) the notice of assignment of the Receiving Bank Account Letter immediately following the appointment of the Receiving Bank) and procure the delivery of an acknowledgement from the Receiving Bank in respect of such notice of assignment as soon as is reasonably practicable after the date of this Deed (or the date of the appointment of the Receiving Bank) in form and substance satisfactory to the Collateral Agent (acting reasonably).

6. ENFORCEMENT

6.1 **Power of Sale:** The Collateral Agent and any Receiver may exercise the statutory power of sale and shall have all other rights, powers and protections conferred by the Law of Property Act 1925 on mortgagees and receivers appointed under the Law of Property Act 1925 (as varied and extended by this Deed) free from the restrictions imposed by Section 103 of the Law of Property Act 1925, which shall not apply to the Charges.

6.2 **Enforceability of Security**:

(a) For the purposes of all powers implied by the Law of Property Act 1925 or any other applicable statute, the Secured Liabilities shall be deemed to have become due and payable upon the date of this Deed.

(b) Save as provided in paragraph (c) below, the Charges given by a Charging Company shall become enforceable upon:

(i) the occurrence of an Event of Default which is continuing unremedied and unwaived; or

(ii) a step or proceeding is taken (including the giving of notice of an intention to appoint an administrator under paragraph 15 or 26 of Schedule B1 of the Insolvency Act 1986) for the appointment of an Administrator, liquidator or provisional liquidator or with a view to seeking a moratorium; or

(iii) the Charging Company requests the Collateral Agent to appoint a Receiver or Administrator or the Collateral Agent appoints a Receiver or Administrator,

and the power of sale conferred by Section 101 of the Law of Property Act 1925 as extended by this Deed shall be exercisable in relation to the Charges and the Collateral Agent may take possession of any Charged Asset at any time after the Charges have become enforceable.

(c) The Charges will not become enforceable solely as a result of:

(i) the obtaining of a moratorium by such Charging Company; or

(ii) anything done with a view to obtaining a moratorium;

under Section 1A and Schedule A1 to the Insolvency Act 2000.

(d) The statutory power of leasing conferred upon the Collateral Agent shall be extended so as to authorise the Collateral Agent to lease, make agreements for leases, accept surrenders of leases and grant options as the Collateral Agent thinks fit and without the need to comply with any of the provisions of Sections 99 and 100 of the Law of Property Act 1925 and any lease granted will bind any holder of a subsequent Security Interest deriving title under the Collateral Agent.

6.3 **Assistance**: Each Charging Company shall provide to the Collateral Agent and its representatives all assistance requested by the Collateral Agent to enforce all or any rights in or in respect of the Charged Assets.

6.4 **No Liability as mortgagee in possession**: Neither the Collateral Agent nor any Receiver will be liable, by reason of entering upon or into possession of a Charged Asset, to account as mortgagee in possession or for any loss on realisation or for any default or omission for which a mortgagee in possession might be liable.

6.5 **Contingencies**: If the Charges are enforced at a time when no amount is due under the Finance Documents but at a time when amounts may or will become due, the Collateral Agent (or the Receiver) may pay the proceeds of any recoveries effected by it into a suspense account.

6.6 **Renewal of Deposits**: Without prejudice to any right of set-off any Finance Party may have under any other Finance Document or otherwise, if any time deposit matures on any account a Charging Company has with any Finance Party prior to the Release Date when:

(a) the Charges have become enforceable; and

(b) no Secured Liability is at that time due and payable,

that time deposit will automatically be renewed for any further period which that Finance Party considers appropriate

7. **APPOINTMENT AND RIGHTS OF RECEIVERS AND ADMINISTRATORS**

7.1 **Appointment of Receivers and Administrators:**

(a) If:

(i) so requested by the relevant Charging Company; or

(ii) the Charges given by the relevant Charging Company shall have become enforceable; or

(iii) a petition is presented or application made for the appointment of an administrator in respect of the relevant Charging Company or notice is given of the intention to appoint an Administrator,

the Collateral Agent may, subject to paragraph (e) below, by deed under seal or in writing under the hand of any officer of the Collateral Agent appoint any one or more persons to be Receiver of any Charged Assets of the relevant Charging Company or, when permitted by law, may appoint an Administrator of the relevant Charging Company pursuant to paragraph 14 of Schedule B1 of the Insolvency Act 1986.

(b) The Collateral Agent may by writing under hand (except subject to any requirement for a court order under the Insolvency Act 1986 or any other applicable insolvency law) similarly remove any Receiver.

(c) If more than one person is appointed Receiver or Administrator of any assets, each Receiver or Administrator may act either jointly or severally unless the document of appointing him states otherwise.

(d) Section 109(1) of the Law of Property Act 1925 does not apply to this Deed.

(e) The Collateral Agent is not entitled to appoint a Receiver solely as a result to the obtaining of a moratorium (or anything done with a view to obtaining a moratorium) under the Insolvency Act 2000, except with the leave of the court.

(f) The Collateral Agent is not entitled to appoint an administrative receiver if prohibited from doing so under section 72A of the Insolvency Act 1986.

7.2 **Scope of Appointment**: Any Receiver may be appointed either Receiver of all the Charged Assets (subject to any applicable restrictions under the Insolvency Act 1986) or Receiver of such part thereof as may be specified in his appointment and, in the latter case, the rights conferred on a Receiver by this Deed shall have effect as though every reference therein to the Charged Assets were a reference to the part of such assets so specified or any part thereof.

7.3 **Rights of Receivers:** Any Receiver appointed pursuant to this Clause shall have all the rights, powers and discretions conferred on a receiver or, an administrative receiver under the Insolvency Act 1986, the Law of Property Act 1925 and any other applicable law. In addition, a Receiver shall be entitled (either in his own name or in the name of the relevant Charging Company or any trustee or nominee for the relevant Charging Company) and in such manner and upon such terms and conditions as the Receiver thinks fit:

(a) **Take possession:** to enter upon, take possession of, get in and collect the Charged Assets, to require directors to such Charging Company to call up unpaid share capital and to take action to enforce payment of unpaid calls;

(b) **Carry on business:** to manage or carry on any business of such Charging Company;

(c) **Deal with Charged Assets:** to sell, transfer, assign, exchange, hire out, lend or otherwise dispose of, convert into money or realise the Charged Assets (including any Fixtures, other than landlord's fixtures, which may be severed and sold separately from the Property containing them) either by public offer or auction, tender or private contract to any person in any manner and on any terms and for a consideration of any nature he thinks fit and generally to exercise, in the name of and on behalf of and at the cost of such Charging Company all the powers and rights of an absolute owner of the Charged Assets and do or omit to do anything which the Charging Company could do or omit to do;

(d) **New Subsidiary:**

(i) to form or procure the formation of any new corporation, trust or partnership (a "**new vehicle**");

(ii) to acquire any Investment in such new vehicle;

(iii) to transfer or transfer any right in or grant any lease or licence in any Charged Assets to such new vehicle;

(iv) to sell, transfer, assign, exchange or otherwise dispose of any such Investments or deferred consideration or any rights attaching thereto;

(e) **Borrowings:** to borrow or raise money either unsecured or on the security of the Charged Assets either in priority to the Charges or otherwise and on such terms as he thinks fit;

(f) **Covenants and Guarantees:** to lend money or advance credit to any customer of a Charging Company, enter into bonds, covenants, commitments, guarantees, indemnities or like matters and to make all requisite payments to effect, maintain or satisfy the same;

(g) **Leases and tenancies:** to lease or licence any Charged Assets to any person on any terms and for any rent or fee, to agree to any change to such terms or rent and to accept any surrender of such lease or licence on any terms (including the payment of any surrender premium), in each case it shall think fit and to exercise all rights and powers as the Receiver would be capable of exercising if he were the absolute beneficial owner of the Charged Assets;

(h) **Repairs:** to effect any repairs, improvements, insurance or do any act which he may think desirable to protect, or improve, any Charged Asset or any business of any Charging Company or make it more productive, to carry out and/or complete any building operations and to apply for and maintain any planning permissions, building regulation approvals and other consents, in each case as he thinks fit;

(i) **Proceedings and Claims**: to bring, prosecute, enforce, defend and abandon actions, suits and proceedings in relation to the Charged Assets or the business of such Charging Company;

(j) **Compromise of Claims**: to settle, adjust, refer to arbitration, compromise and arrange any claims, accounts, disputes, questions and demands with or by any person who is or claims to be a creditor of such Charging Company or relating in any way to the Charged Assets;

(k) **Redemption of Security**: to redeem any Security Interest (whether or not having priority to the Charges) over the Charged Assets and to settle the accounts of encumbrancers;

(l) **Employment**: to appoint and discharge officers, employees, agents and advisors and others for the purposes of this Deed and to discharge any person appointed by such Charging Company;

(m) **Receipts**: to give a valid receipt for any moneys and execute any document which is necessary or desirable for realising any Charged Assets;

(n) **Insolvency Act 1986**: to exercise all powers set out in Schedule 1 or Schedule B1 or (in the case of a Scottish Receiver) Schedule 2 to the Insolvency Act 1986 (whether or not the Receiver is an administrative receiver) and any powers added to Schedule 1, Schedule B1 or Schedule 2, as the case may be, after the date of this Deed; and

(o) **Other Powers**: to do all such other acts and things the Receiver may consider necessary or expedient for realising the Charged Assets or incidental to the exercise of any of the rights, powers and discretions conferred on the Receiver under or by virtue of this Deed or by law.

Each of the powers specified in each of the above paragraphs shall (except as otherwise provided) be distinct and shall not be in any way limited by reference to any other paragraph or the order in which they appear.

7.4 **Directions of Collateral Agent**: Any Receiver shall in the exercise of his rights, comply with any regulations, restrictions and directions from time to time made or given by the Collateral Agent.

7.5 **Agent of Charging Company**: Any Receiver shall be the agent of the relevant Charging Company for all purposes and, subject to any applicable law, the relevant Charging Company alone shall be responsible for his contracts, engagements, acts, omissions, defaults and losses and for liabilities incurred by him. No Finance Party shall incur any liability by reason of the appointment of a Receiver or for any other reason whatsoever.

7.6 **Remuneration**: The Collateral Agent may from time to time determine the remuneration of any Receiver and the maximum rate specified in Section 109(6) of the Insolvency Act will not apply. The Collateral Agent may direct payment of such remuneration out of moneys accruing to the Receiver but the relevant Charging Company alone shall be liable for the payment of such remuneration and for all other costs, charges and expenses of the Receiver.

8. DISTRIBUTION

8.1 **Application**: All moneys from time to time received by the Collateral Agent or a Receiver shall subject to the payment of any liabilities having priority to the Secured Liabilities and save insofar as otherwise determined by the Collateral Agent (as permitted by the Finance Documents) be applied in the following order:

(a) in or toward the payment of or provision for all costs, losses, liabilities and expenses incurred by the Collateral Agent or any Receiver under or in connection with this Deed or the Receiver's appointment and the Receiver's remuneration due in connection with this Deed;

(b) in or toward discharge of the Secured Liabilities in accordance with the [*Senior Secured Facilities Commitment Letter*]; and

(c) in payment of any surplus to the relevant Charging Company or other person entitled thereto.

8.2 **Partial Application**: All moneys from time to time received by the Collateral Agent from any Charging Company or any person liable to pay the same or from any Receiver or otherwise on the realisation or enforcement of the Charges may, subject to Clause 8.1 (*Application*), be applied by the Collateral Agent either as a whole or in such proportion as the Collateral Agent shall think fit to any account or item of account or any transaction to which the same may be applicable.

9. **COLLATERAL AGENT'S RIGHTS**

9.1 **General Rights**: All or any of the rights which are conferred by this Deed (either expressly or impliedly) or by law upon a Receiver may be exercised after the Charges become enforceable by the Collateral Agent irrespective of whether the Collateral Agent shall have taken possession or appointed a Receiver of the Charged Assets.

9.2 **Redemption of Prior Security**:

(a) The Collateral Agent may at any time redeem any Security Interest having priority to any Charges or procure the transfer of that Security Interest to itself and may settle the accounts of the prior encumbrancer and any accounts so settled shall, in the absence of manifest error, be conclusive and binding on each Charging Company.

(b) Each Charging Company shall on demand of the Collateral Agent pay to the Collateral Agent all the costs and expenses incurred by it in connection with any such redemption or transfer.

(c) All the rights conferred by a prior charge upon the chargee or any receiver thereunder shall be exercisable by the Collateral Agent or a Receiver in like manner as if the same were expressly included herein and the Collateral Agent shall be entitled to exercise all the rights of a receiver appointed thereunder.

9.3 **Delegation**:

(a) The Collateral Agent or any Receiver may delegate in any manner to any person it may think fit any right, power or discretion exercisable by it under this Deed.

(b) Any such delegation may be made upon such terms, consistent with the terms of the Finance Documents (including power to sub-delegate) as the Collateral Agent may think fit.

(c) The Collateral Agent shall not be in any way liable to any Charging Company or any other person for any losses, liabilities or expenses arising from any act, default, omission or misconduct on the part of any Delegate save in the case of its gross negligence or wilful default.

9.4 **Continuation of Accounts**: At any time following the commencement of the winding-up of any Charging Company or any Finance Party becoming aware of any subsequent Security Interest affecting the Charged Assets, the Finance Party may open a new account in the name of such Charging Company with it. If the Finance Party does not open a new account, it shall nevertheless be treated as

if it had done so at the time when the winding-up commenced or the Finance Party received, or was deemed to have received, notice of such subsequent Security Interest. No payments made thereafter by a Charging Company to that Finance Party shall discharge or reduce the Secured Liabilities but such payments shall be credited, to the extent a new account has been opened, or be treated as having been credited to that account.

9.5 **Custody**: The Collateral Agent shall be entitled to keep all certificates and documents of title relating to the Charged Assets in safe custody at any of its branches or otherwise provide for their safe custody by third parties and shall not be responsible for any loss or damage occurring to or in respect thereof unless such loss or damage shall be caused by its own gross negligence or wilful default.

9.6 **Recovery of Debts**. The Collateral Agent and any manager or officer of the Collateral Agent or of any branch is hereby irrevocably empowered on or after the date the Charges are first enforced to receive all Book Debts and on payment to give an effectual discharge therefore and on non-payment to take (if the Collateral Agent in its sole discretion so decides) all steps and proceedings either in the name of each Charging Company or in the name of the Collateral Agent for the recovery therefore and also to agree accounts and to make allowances and to give time to any surety. Neither the Collateral Agent nor any Receiver shall be obliged to make any enquiry as to the sufficiency of any sums received in respect of any Book Debts or to make any claims or take any other action to collect or enforce the same.

10. **RESPONSIBILITIES OF COLLATERAL AGENT**

10.1 **No Obligation to Remain in Possession**: If the Collateral Agent, any Receiver or any Delegate shall take possession of the Charged Assets, it may from time to time in its absolute discretion relinquish such possession.

10.2 **Collateral Agent's Obligation to Account**: The Collateral Agent shall not (either by reason of taking possession of the Charged Assets or for any other reason and whether as mortgagee in possession or on any other basis):

(a) be liable to account to any Charging Company or any other person for anything except the Collateral Agent's own actual receipts which have not been distributed or paid to such Charging Company or the persons entitled (or at the time of payment believed by the Collateral Agent to be entitled) thereto; or

(b) be liable to such Charging Company or any other person for any costs, losses, liabilities or expenses arising from or connected with any realisation by the Collateral Agent of the Charged Assets or from any act, default, omission or misconduct of the Collateral Agent, its Delegates, officers, employees or agents in relation to the Charged Assets or from any exercise or non-exercise by the Collateral Agent of any right exercisable by it under the Finance Documents unless they shall be caused by the Collateral Agent's own gross negligence or wilful default.

10.3 **Receiver's and Delegate's Obligation to Account**: All the provisions of Clause 10.2 (*Collateral Agent's Obligation to Account*) shall apply in respect of the liability of any Receiver or Delegate as though every reference in Clause 10.2 (*Collateral Agent's Obligation to Account*) to the Collateral Agent were instead a reference to the Receiver or, as the case may be, Delegate.

11. **FURTHER ASSURANCE**

Each Charging Company shall, at its own expense, promptly do all such acts and things as the Collateral Agent may reasonably require for:

(a) creating, registering, perfecting, maintaining or protecting the Charges or any of the Charged Assets;

(b) at any time after the occurrence of an Event of Default which is continuing unremedied and unwaived or the Charges shall have otherwise become enforceable, a legal assignment of Book Debts; or

(c) facilitating the realisation of any Charge after the Charge has become enforceable or the exercise of any right, power or discretion in relation to any Charged Asset or Charge vested in the Collateral Agent, any Receiver or any Delegate,

including, without limitation, the execution (including by sealing) of any transfer, assignment, mortgage, charge or Security Interest or any document required to enable the Collateral Agent or its nominee to obtain legal title to any Charged Assets in circumstances in which it is entitled to obtain such legal title under this Deed or the giving of any notice, order or direction.

12. **POWER OF ATTORNEY**

12.1 **Appointment**: Each Charging Company by way of security irrevocably appoints the Collateral Agent, every Receiver and every Delegate severally to be its attorney:

(a) to do all acts and things which such Charging Company is obliged to do under this Deed but has failed to do, including, without limitation, to fill in the name of the transferee and to date and complete any instrument of transfer in respect of any Charged Investments which has been executed in blank by such Charging Company and, in the case of registered Charged Investments, to procure the registration of the transferee as the holder of the relevant Charged Investments in circumstances in which the Charged Investments are to be transferred under the terms of this Deed;

(b) to transfer any interest in any Charged Assets in the circumstances in which such transfer may be required under this Deed including on an enforcement of the Charges over such Charged Assets;

(c) in its name and on its behalf to exercise any right conferred on the Collateral Agent, any Receiver or any Delegate in relation to the Charged Assets or under this Deed or by law after such right has become exercisable; and

(d) to register or renew registration of the existence of the Charges or the restrictions on dealing with the Charged Assets in any register in which a Charging Company is obliged (but has failed) to effect or maintain registration under the terms of this Deed.

12.2 **Ratification**: Each Charging Company agrees to ratify and confirm whatever any such attorney shall do or purport to do in the exercise or purported exercise of the power of attorney granted by Clause 12.1 (*Appointment*). All moneys expended by any such attorney shall be deemed to be expenses incurred by the Collateral Agent under this Deed.

13. PROTECTION OF THIRD PARTIES

13.1 **No Duty to Enquire**: No person dealing with the Collateral Agent, any Receiver, Administrator or any Delegate shall be concerned to enquire:

(a) whether any power which the Collateral Agent or any Receiver or Administrator is purporting to exercise or which is conferred by or pursuant to this Deed has become exercisable or is being properly exercised;

(b) whether the Secured Liabilities have become payable or any amount remains outstanding under the Finance Documents; or

(c) as to the application of any money paid to the Collateral Agent or any Receiver, Administrator or Delegate.

13.2 **Statutory Protection**: All the protection to purchasers contained in Sections 104 and 107 of the Law of Property Act 1925, Section 42(3) of the Insolvency Act 1986 or in any other applicable legislation shall apply to any person purchasing from or dealing with the Collateral Agent, any Receiver or any Delegate.

13.3 **Tacking**: Each Finance Party shall comply with its obligations under the Finance Documents (including any obligation to make further advances).

14. EXPENSES, STAMP DUTY AND INDEMNITIES

14.1 **Expenses**: Each Charging Company will on demand pay to and reimburse the Collateral Agent or any other Finance Party, Receiver or Delegate on the basis of a full indemnity, all costs and expenses (including legal fees and other out of pocket expenses and any VAT) incurred by the Collateral Agent or any other Finance Party, Receiver or Delegate in connection with the exercise, preservation and/or enforcement of any of its rights under this Deed and will indemnify them against any failure to pay such amounts including any amounts arising from any actual or alleged breach of any environmental law or other law.

14.2 **Stamp Duties**: Each Charging Company will on demand pay to and indemnify the Collateral Agent, each other Finance Party and any Receiver or Delegate from and against any liability for any stamp duty, stamp duty reserve, documentary or registration or similar Taxes or notarial fees which are or may subsequently become payable in connection with the entry into, performance, execution or enforcement of this Deed or to which this Deed may otherwise be or become subject or give rise.

14.3 **Taxes**:

(a) All sums payable by a Charging Company under this Deed shall be paid:

(i) free of any restriction or condition;

(ii) free and clear of and (except to the extent required by law) without any deduction or withholding for or on account of any Tax; and

(iii) without deduction or withholding (except to the extent required by law) on account of any other amount whether by way of set-off, counter-claim or otherwise,

as provided for and subject to the qualifications and exceptions in Section 2.09 of [•] of the Senior Secured Facilities Commitment Letter.

14.4 **VAT**: All amounts payable under this Deed shall be deemed to be exclusive of any VAT. If VAT is chargeable on any supply made by any Finance Party or any Receiver or Delegate to any party hereto in connection with a Finance Document that party shall pay to the Finance Party, Receiver or Delegate (in addition to and at the same time as paying the consideration for that supply) an amount equal to the amount of the VAT.

14.5 **Currency Indemnity:**

(a) If the Collateral Agent, any Finance Party or any Receiver or Delegate receives any sum due from a Charging Company under or in connection with this Deed (a "**Sum**") in a currency other than the currency in which that Sum is payable under the relevant Finance Document or any Sum, or any order, judgment or award made in relation to any Sum, has to be converted from the currency in which that Sum is payable under the relevant Finance Document into another currency for the purpose of:

(i) making or filing a claim or proof against that Charging Company; or

(ii) obtaining or enforcing an order, judgment, award or decision in relation to any litigation or arbitration proceedings,

that Charging Company shall, as an independent obligation, within three Business Days of demand, indemnify the Collateral Agent, each other Finance Party, any Receiver or Delegate to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to make the conversion and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

Each Charging Company waives any right it may have in any jurisdiction to pay any amount under the Senior Finance Documents in a currency or currency unit other than that in which it is expressed to be payable unless required to do so by any applicable law.

15. PAYMENTS

15.1 **Demands**: Any demand for payment made by a Finance Party shall be valid and effective even if it contains no statement of the relevant Secured Liabilities or an inaccurate or incomplete statement of them.

15.2 **Certificates**: Any certificate, determination, notification or opinion of the Collateral Agent or any other Finance Party as to the amount of the Secured Liabilities will be, in the absence of manifest error, prima facie evidence of the matters to which it relates. Where the Collateral Agent or any other Finance Party gives a certificate on behalf of any of the parties to this Deed pursuant to any provision hereof and such certificate proves to be incorrect, the individual shall incur no personal liability in consequence of such certificate being incorrect save where such individual acted fraudulently or recklessly in giving such certificate (in which case any liability of such individual shall be determined in accordance with applicable law).

15.3 **Payments**: All payments under or pursuant to this Deed (including damages in respect of breaches hereof) shall be made in accordance with the Finance Documents or in such other manner as the Collateral Agent may agree and direct.

16. AVOIDANCE OF SECURITY

16.1 **Avoidance of Payments and other matters**: If:

(a) any payment is made by a Charging Company; or

(b) any discharge is given by a Finance Party (whether in respect of the obligations of any Charging Company or any Security Interest for those obligations or otherwise); or

(c) any settlement is made in whole or in part on the basis of any payment, security or other disposition in respect of any of the Secured Liabilities,

(d) which is avoided or reduced as a result of insolvency or any similar event:

(i) the liability of each Charging Company shall continue as if the payment, discharge, settlement, avoidance or reduction had not occurred;

(ii) each Finance Party shall be entitled to recover the value or amount of that payment, discharge, security or settlement from each Charging Company, as if the payment, discharge, settlement, avoidance or reduction had not occurred together with any other cost, loss, expense or liability incurred by such Finance Party as a result of such avoidance or discharge; and

(iii) each Charging Company shall on demand indemnify the Collateral Agent against any funding or other cost, loss, liability or expense reasonably incurred by the Collateral Agent as a result of the Collateral Agent being required for any reason to refund all or part of any amount received by it in respect of any of the Secured Liabilities.

16.2 **Security Interests Unaffected**: Without prejudice to Clause 2 (*Covenant to Pay*), neither the Charges nor the liabilities of the Charging Company under this Deed nor the amounts thereby secured shall be affected in any way by:

(a) any other Security Interests or guarantees now or hereafter held by the Collateral Agent or any other Finance Party or any other person in respect of the Secured Liabilities or any of them or any other liabilities;

(b) the release of any Security Interests (including the Charges) or any guarantees, in each case except to the extent of the relevant release;

(c) any amendment to the Finance Documents or any Security Interests (including the Charge) or any guarantees, in each case except to the extent of the relevant amendment;

(d) the enforcement or absence of enforcement of the Finance Documents or any Security Interest or guarantee (including the Charges);

(e) any time, indulgence, waiver or consent given to any Obligor or any other person whether by the Collateral Agent or any other Finance Party or any other person;

(f) the making or absence of any demand for payment of any liabilities made on any Obligor or any other person whether by the Collateral Agent or any other Finance Party or any other person;

(g) the Incapacity or change in name, style or constitution of any Obligor, the Collateral Agent or any other Finance Party or any other person;

(h) the illegality, invalidity or unenforceability of or any defect in any provision of any documents relating to the Secured Liabilities or any Security Interest or any guarantee (including the Charges or any of the rights or obligations of any of the parties under or in connection with

any such document or any Security Interest or any guarantee (including the Charges)), whether on the grounds of ultra vires, not being in the interests of any Obligor, not having been duly authorised, executed or delivered by any Obligor or for any other reason whatsoever;

(i) any agreement, Security Interest, guarantee, payment or other transaction which is capable of being avoided under or affected by any law relating to bankruptcy, insolvency or winding-up (including Sections 238 to 245 and 423 of the Insolvency Act 1986) or any release, settlement or discharge given or made by the Collateral Agent or any other Finance Party on the faith of any such agreement, Security Interest, guarantee, payment or other transaction, and any such release, settlement or discharge shall be deemed to be limited accordingly; and

(j) any change in the constitution of the Collateral Agent (or any of the Collateral Agent's successors and assigns) or as a result of the amalgamation or consolidation by the Collateral Agent with any other entity.

16.3 **Other Obligors**: It is specifically acknowledged and agreed that the Finance Parties may from time to time make any arrangement, compromise, waiver or other dealing with any Charging Company in relation to any guarantee or other obligations under the Finance Documents which such Finance Parties may think fit (subject to the terms of the Finance Documents) and no such arrangement, compromise, waiver or other dealing shall exonerate or discharge any other person from its obligations under the Finance Documents.

16.4 **Appropriations**: Until all Secured Liabilities have been irrevocably and unconditionally paid and discharged in full, each Finance Party (or any trustee or agent on its behalf) may, subject to the terms of the Finance Documents and without affecting the liability of any Charging Company under this Deed:

(a) refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Charging Company shall be entitled to the benefit of the same; and

(b) hold in an interest-bearing suspense account any moneys received from any Charging Company or on account of any Charging Company's liability under this Deed.

16.5 **Exercise of Charging Company's Rights**: Until all Secured Liabilities have been irrevocably and unconditionally paid and discharged in full or the Collateral Agent otherwise directs:

(a) no Charging Company will exercise any rights which it may have (by reason of performance of any of its obligations under the Finance Documents):

(i) to be indemnified by any other Obligor; or

(ii) to claim any contribution or payment from any other Charging Company or surety of any Obligor's obligations under the Finance Documents; or

(iii) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of any Finance Parties under the Finance Documents or of any other Security Interest or guarantee taken pursuant to, or in connection with, the Finance Documents by any Finance Party; or

(iv) to claim, rank, prove or vote as creditor of any Obligor or its estate in competition with any Finance Party (or any trustee or agent on its behalf); or

(v) to claim or take the benefit of any payment or distribution for or on account of any Obligor or to exercise any right of set-off against any Obligor; and

(b) such Charging Company shall hold any amount received or recovered by it as a result of any exercise of any such right on trust for the Finance Parties and shall pay an amount equal to the amount received or recovered forthwith to the Collateral Agent.

Provided that no rights referred to in paragraph (a) above shall arise or exist, which if they did exist would constitute a right to be indemnified by, to prove in the winding up of, to take the benefit of any Security Interest or guarantee granted by, or to exercise any rights of contribution against, any subsidiary of a Charging Company whose shares are charged to the Collateral Agent pursuant to this Deed and each Charging Company waives all its entitlement and rights to or in respect of any such rights.

16.6 **Consolidation**: Section 93 of the Law of Property Act 1925 (restricting the right of consolidation of the Charges with any other Security Interest) shall not apply to the Charges and the Collateral Agent may consolidate all or any of the Charges with any other Security Interest to the extent lawful.

16.7 **Redemption:**

(a) The Collateral Agent shall on the date on which it is satisfied (acting reasonably) that all the Secured Liabilities have been irrevocably and unconditionally paid and discharged in full and no further Secured Liabilities are capable of becoming outstanding (the "**Release Date**"), take all reasonable steps to release and/or re-assign the Charged Assets from the Charges.

(b) All documents which are necessary in connection with the redemption of the Charges or the transfer of the Charged Assets back to the relevant Charging Company shall be in such form as the Collateral Agent shall reasonably require.

16.8 **Security Retention**: No amount paid to a Finance Party under a Finance Document will be considered irrevocably or unconditionally discharged for any purpose of this Deed if the Collateral Agent, acting reasonably, considers that such amount is capable of being avoided or otherwise set aside under any laws relating to insolvency or otherwise and the Collateral Agent shall be entitled to retain the Charges securing any such amount in such circumstances.

16.9 **Release of the Charging Companies**: In the event that there is non-FIRPTA Scenario, then the Collateral Agent shall, as soon as is reasonably practicable, release BLB Acquisition Corporation Limited from all of its obligations under this Deed and release and/or reassign the Charged Assets of BLB Acquisition Corporation Limited from the Charges and in the event that a determination is made that there is a FIRPTA Scenario then the Collateral Agent shall, as soon as is reasonably practicable, release US Bidco from its obligations under this Deed and release and/or reassign the Charged Assets of US Bidco from the Charges.

17. RIGHTS, AMENDMENTS, WAIVERS AND CONSENTS

17.1 **Failure to Exercise Rights**: No failure by the Collateral Agent to exercise or delay in the exercise of any right or remedy under this Deed will operate as a waiver thereof nor will any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy.

17.2 **Cumulative Rights**: The rights and remedies provided in this Deed are cumulative and not exclusive of any rights or remedies provided by law.

17.3 **Grant of Waivers**: A waiver given or consent granted by the Collateral Agent under this Deed will be effective only if given in writing and then only in the instance and for the purpose for which it is given.

18. PARTIAL INVALIDITY

If at any time any provision of this Deed is or becomes invalid, illegal or unenforceable in any respect (or any of the Charges intended to be created by or pursuant to this Deed is ineffective) in any jurisdiction, that shall not affect the legality, validity or enforceability of:

(a) the remaining provisions or the effectiveness of any of the remaining Charges in that jurisdiction; or

(b) that or any other provision or the effectiveness of such Charges in any other jurisdiction.

19. SET-OFF

19.1 **Set-Off:** After an Event of Default has occurred and for so long as it is continuing the Collateral Agent and each other Finance Party may (without notice to a Charging Company) set off or otherwise apply any deposits at any time held and any other indebtedness matured or unmatured, owing by it to or for the account of a Charging Company against any indebtedness, matured or unmatured, owing to the Collateral Agent or such other Finance Party by that Charging Company under the Finance Documents, which is due and unpaid and/or matured or unmatured regardless of the place of payment, booking branch or currency of either obligation or the terms of any deposit held by any Finance Party.

19.2 **Currency Conversion:** A Finance Party may exercise such rights notwithstanding that the obligations concerned may be expressed in different currencies and each Finance Party is authorised to convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

19.3 **Set-Off Rights Cumulative:** This Clause 19 (*Set-Off*) shall be in addition to and without prejudice to any rights of set-off or any other rights or remedies which a Finance Party may have.

20. COMMUNICATIONS

Each communication under this Deed shall be made as provided in the Senior Secured Credit Facilities Letter.

21. THIRD PARTIES

21.1 **Exclusion:** Save as expressly stated in this Deed a person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Deed.

22. GOVERNING LAW AND SUBMISSION TO JURISDICTION

22.1 **Governing Law:** This Deed is governed by English law.

22.2 **Jurisdiction:**

(a) Subject to paragraph (c) below, the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute regarding the existence, validity or termination of this Deed) or the consequences of its nullity (a "**Dispute**").

(b) The Parties agree that the courts of England shall have jurisdiction to settle any Disputes and accordingly no Party will argue to the contrary.

(c) This Clause is for the benefit of the Finance Parties only. As a result and notwithstanding paragraph (a) above, no Finance Party shall be prevented from taking:

(i) proceedings relating to a Dispute in any other courts with jurisdiction; and

(ii) to the extent allowed by law, concurrent proceedings in any number of jurisdictions.

(d) Each Obligor agrees not to claim and hereby irrevocably waives any immunity from legal process in connection with this Deed under any law of any applicable jurisdiction which it is entitled to claim or which may be attributed to it in respect of itself or its assets to the fullest extent permitted by the laws of such jurisdiction.

22.3 **Service of process:** Without prejudice to any other mode of service allowed under any relevant law, each Charging Company (other than a Charging Company incorporated in England and Wales):

(a) irrevocably appoints BLB Acquisition Corporation Ltd as its agent for service of documents starting proceedings before the English courts in connection with this Deed or any documents required to be served in relation to such proceedings, which appointment BLB Acquisition Corporation Ltd accepts by signing this Deed;

(b) agrees that failure by a process agent to notify the relevant Charging Company of any process will not invalidate the proceedings concerned; and

(c) agrees that if the entity nominated by it in paragraph (a) is unable to act as its agent for service of process for any reason, it will immediately appoint another process agent on the same terms or other terms acceptable to the Collateral Agent, failing which the Collateral Agent may select a replacement process agent for such purpose.

23. **COUNTERPARTS**

23.1 **Counterparts:** This Deed may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of the Deed.

23.2 **Non-signatories:** Failure by one or more parties ("**Non-Signatories**") to execute this Deed on the date hereof will not invalidate the provisions of this Deed as between the other parties who do execute this Deed. Such Non-Signatories may execute this Deed (or a counterpart thereof) on a subsequent date and will thereupon become bound by its provisions.

24. **ASSIGNMENT:** The Collateral Agent and any Finance Party may at any time assign or otherwise transfer all or any part of its rights under this Deed in accordance with and subject to the Finance Documents.

IN WITNESS WHEREOF the parties hereto have caused this Deed to be duly executed as a deed but it shall not be treated as be delivered until the date first written above.

SCHEDULE 1

Charging Companies

Name	Jurisdiction	Company Number
BLB Acquisition Corporation Limited	England and Wales	05050310
BLB Worldwide Acquisition, Inc.	Incorporated in the United States under Delaware law	N/A.

SCHEDULE 2

Form of Notice for an Account Bank Operating a Cash Collateral Account

To: [name of account bank]
[address]

Dated: [!]

Dear Sirs

[!] (the **"Charging Company"**)

[*number and description of the relevant account*] (the **"Account"**): debenture dated [!] made between [!] (the **"Deed"**)

1. Pursuant to the Deed the Charging Company has charged by way of first fixed charge in favour of the Collateral Agent all its rights to, and interest in, the balance standing from time to time to the credit of the Account. A copy of the Deed is enclosed. The Deed prohibits any dealing with the Account except with the consent of the Collateral Agent as provided in the Deed.

2. The Charging Company hereby irrevocably and unconditionally instructs and authorises you:

   (a) to disclose to the Collateral Agent any information relating to the Account which the Collateral Agent requests you to disclose;

   (b) to pay or to release any moneys standing to the credit of the Accounts, in accordance with any instructions which you receive from the Collateral Agent without any reference to or further authority from the Charging Company and without any enquiry by you as to the justification for such instructions or validity thereof;

   (c) not to permit any withdrawal by the Charging Company of any moneys standing to the credit of the Account, without the prior written consent of the Collateral Agent and to hold all such moneys to the order of the Collateral Agent; and

   (d) to comply with the terms of any written notices or instructions relating to the Deed and/or the Account and the debts represented by them which you receive from the Collateral Agent without any reference to or further authority from the Charging Company and without any enquiry by you as to the justification for such notice, statement or instructions or the validity thereof.

3. The instructions and authorisations which are contained in this letter shall remain in full force and effect until the Charging Company and the Collateral Agent together give you notice in writing revoking or amending them.

4. The instructions and authorisations in this letter supersede any instructions and authorisations to the contrary given to you by or on behalf of any Charging Company.

5. This letter is governed by English law.

6. Please acknowledge your acceptance of the instructions and authorisations contained in this notice by signing the attached Form of Acknowledgement and returning it to the Collateral Agent at [•] copied to us.

Yours faithfully

[*name of Charging Company*]	Deutsche Bank Trust Company Americas
By	By ....
Authorised Signatory	Authorised Signatory

Form of Acknowledgement of Notice for an Account Bank operating a Cash Collateral Account

To: Deutsche Bank Trust Company Americas

Copy: [*Charging Company*]

Dear Sirs

Debenture dated [•] between [•] (the "Deed")

We hereby acknowledge receipt of the notice (a copy of which is attached hereto) dated [•] and addressed to us by you regarding the Account and confirm that we:

(a) accept the instructions and authorisations contained in the notice and agree to comply with the terms thereof;

(b) do not have, and will not make or exercise, any claims or demands, any rights of counterclaim, Security Interests, rights of set-off or rights against the Charging Company in respect of the Accounts and/or the debts represented by them [*other than in respect of fees for operating the accounts*];

(c) have not received notice of any interest of any third party in any Account and/or the debts represented by them; and

(d) shall not permit any amount to be withdrawn from the Account save as permitted by the notice or with your prior written consent.

We agree that, in the event that we become aware at any time that any person other than yourselves has or will have any right or interest in the Accounts and/or the debts represented by them, we will promptly notify you.

Yours faithfully

....

[*name of bank*]

Dated

SCHEDULE 3

Part 1

Form of Notice of Assignment of Relevant Document

To: [*insert name and address of counterparty*]

[!]

Dear Sirs,

Re: [*identify the Relevant Document*] (the "**Document**")

We give notice to you that [*insert name of Company*] (the "**Company**") has [*assigned (subject to a proviso for re-assignment on redemption) to/charged*] in favour of Deutsch Bank Trust Company Americas (the "**Collateral Agent**") for the benefit of itself and certain other banks and financial institutions (the "**Finance Parties**") all its right, title and interest in the Document as security for certain obligations owed by the Company to the Finance Parties pursuant to a debenture dated [•] made between [•] (the "**Deed**").

We further notify you that:-

(a) the Company may not agree to amend, modify or terminate the Document without the prior written consent of the Collateral Agent;

(b) subject to paragraph (a) above you may continue to deal with the Company in relation to the Document until you receive written notice to the contrary from the Collateral Agent. Thereafter the Company will cease to have any right to deal with you in relation to the Document and therefore from that time you should deal only with the Collateral Agent;

(c) you are authorised to disclose information in relation to the Document to the Collateral Agent on request;

(d) following notice from the Collateral Agent that the Charges created under the Deed have become enforceable you must hold all sums from time to time due and payable by you to the Company under the Document to the order of the Collateral Agent;

(e) you will pay or release all monies to which the Company is entitled under the Document to the Company until the Collateral Agent directs otherwise;

(f) the provisions of this notice may only be revoked with the written consent of the Collateral Agent;

(g) you must send copies of all notices and other information under the Document to the Collateral Agent; and

(h) the Company will remain liable to perform all its obligations under the Document and neither the Collateral Agent nor any receiver, delegate or sub-delegate appointed by it shall have any liability under the Document.

Please sign and return the enclosed copy of this notice to the Collateral Agent (with a copy to the Company) by way of confirmation that:-

(i) you agree to the terms set out in this notice and to act in accordance with its provisions;

(ii) you have not received notice that the Company has assigned its rights under the Document to a third party or created any other interest (whether by way of security or otherwise) in the Document in favour of a third party;

(iii) you will pay any sums payable to the Company or any other person under or pursuant to the Document as directed by or pursuant to this notice or by the Collateral Agent; and

(iv) you do not have and will not exercise any rights of counterclaim or set-off in respect of any Document.

The provisions of this notice are governed by English law.

Yours faithfully

....

for and on behalf of
[*insert name of Company*]

Form of Acknowledgement of Notice of Assignment of Relevant Document

To: Deutsche Bank Trust Company Americas

Copy to: [*insert name and address of Company*]

We hereby acknowledge receipt of the above notice and confirm the matters set out in paragraphs (i) to (iii) above.

....

for and on behalf of
[*insert name of Counterparty*]

Dated:

Part 2

Form of Notice of Assignment to Insurers

To: [*insert name and address of insurance company*]

[!]

Dear Sirs,

Re: [*identify the relevant insurance policy(ies)*] (the "**Policies**")

1. We hereby notify you that [*insert name of Company*] (the "**Company**") has [*assigned (subject to a proviso for re-assignment on redemption) to/charged*] in favour of Deutsche Bank Trust Company Americas (the "**Collateral Agent**") for the benefit of itself and certain other banks and financial institutions (the "**Finance Parties**") all its right, title and interest in the Policies as security for certain obligations owed by the Company to the Finance Parties.

2. We further notify you that:-

   (a) the Company may not agree to amend, modify or terminate the Policies without the prior written consent of the Collateral Agent;

   (b) subject to paragraph (a) above you may continue to deal with the Company in relation to the Policies until you receive written notice to the contrary from the Collateral Agent. Thereafter the Company will cease to have any right to deal with you in relation to the Policies and therefore from that time you should deal only with the Collateral Agent;

   (c) you are authorised to disclose information in relation to the Policies to the Collateral Agent on request;

   (d) you must hold all sums from time to time due and payable by you to us under the Policies to the order of the Collateral Agent;

   (e) you will pay or release all monies to which the Company is entitled under the Policies [*in excess of [!]*] to such persons as the Collateral Agent shall direct;

   (f) the provisions of this notice may only be revoked with the written consent of the Collateral Agent.

3. Please sign and return the enclosed copy of this notice to the Collateral Agent (with a copy to the Company) by way of confirmation that:-

   (i) you agree to the terms set out in this notice and to act in accordance with its provisions;

   (ii) you have noted the Collateral Agent's interest as assignee/chargee on the Policies;

   (iii) you will not cancel, avoid, release or otherwise allow the Policies to lapse without giving the Collateral Agent at least 30 days written notice;

   (iv) you have not received notice that the Company has assigned its rights under the Policies to a third party or created any other interest (whether by way of security or otherwise) in the Policies in favour of a third party;

(v) you shall not permit any sums in excess of [!] to be paid to the Company or any other person under or pursuant to the Policies without the prior written consent of the Collateral Agent;

(vi) the Collateral Agent shall not in any circumstances be liable for the premiums in relation to the Policies; and

(vii) the Policies shall not be rendered void, voidable or unenforceable by reason of any non-disclosure by the Collateral Agent.

4. The provisions of this notice are governed by English law.

Yours faithfully

....

for and on behalf of
[*insert name of Company*]

Form of Acknowledgement of Notice of Assignment to Insurers

To: Deutsche Bank Trust Company America

Copy to: [*insert name and address of Company*]

We hereby acknowledge receipt of the above notice and confirm the matters set out in paragraph 3 above.

....
for and on behalf of
[*insert name of insurance company*]

Dated:

SIGNATORIES

Charging Companies

EXECUTED AS A DEED by)
BLB ACQUISITION CORPORATION)
LIMITED)
acting by a director and)
its secretary/two directors)

Director:

Director/Secretary:

Notice Details

Address:

Facsimile:

Attention:

EXECUTED AS A DEED by)
BLB WORLDWIDE ACQUISITION, INC.)
acting by its duly authorised signatory(ies))

Authorised Signatory:

Authorised Signatory:

Notice Details

Address:

Facsimile:

Attention:

EXECUTED by)
DEUTSCHE BANK TRUST)
COMPANY AMERICAS)
the Collateral Agent)
acting by its duly authorised)
signatory:

Authorised Signatory:

Notice Details

Address:

Facsimile:

Attention:

EXECUTED by
DEUTSCHE BANK TRUST COMPANY AMERICAS
the Collateral Agent
acting by: its duly authorised signatory

)
)
)
)

Authorised Signatory:

Steven P. Lapham
Managing Director

Notice Details

Address:

Facsimile:

Attention:

Exhibit II-2-q

PLEDGE AGREEMENT

PLEDGE AGREEMENT, dated as of April 19, 2004, made by BLB WORLDWIDE HOLDINGS, INC., a Delaware corporation (the "Pledgor"), in favor of DEUTSCHE BANK TRUST COMPANY AMERICAS, as collateral agent (in such capacity, the "Collateral Agent") for the several lenders (the "Lenders") from time to time parties to the Credit Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, pursuant to the Senior Secured Facilities Commitment Letter, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the "Commitment Letter"), among Pledgor, BLB Worldwide Acquisition, Inc., a Delaware corporation (the "Company"), BLB Acquisition Corporation, Ltd., BLB Worldwide, Inc., the Lenders and Deutsche Bank Trust Company Americas, as administrative agent for the Lenders (in such capacity, the "Administrative Agent"), and the Collateral Agent, the Lenders have severally agreed to make loans to, and the Issuing Lender (as defined in the Credit Agreement (as hereinafter defined)) has agreed to issue and certain of the Lenders have agreed to participate in certain letters of credit for the account of the Borrowers (as defined in the Credit Agreement) upon the terms and subject to the conditions set forth therein;

WHEREAS, the Pledgor is the owner of the shares of Pledged Stock (as hereinafter defined) issued by Company listed on Schedule I hereto; and

WHEREAS, it is a condition precedent to the obligation of the Lenders to make their respective loans to, and the obligation of the Issuing Lender to issue and the Lenders to participate in letters of credit for the account of, Borrower under the Credit Agreement that the Pledgor shall have executed and delivered this Pledge Agreement to the Collateral Agent for the ratable benefit of the Lenders;

NOW, THEREFORE, in consideration of the premises and to induce the Collateral Agent, the Issuing Lender and the Lenders to enter into the Credit Agreement and to induce the Lenders to make their respective loans and the Issuing Lender to issue and the Lenders to participate in the letters of credit under the Credit Agreement, the Pledgor hereby agrees with the Collateral Agent, for the ratable benefit of the Lenders, as follows:

1. Defined Terms. Unless otherwise defined herein, terms that are defined in the Credit Agreement and used herein are so used as so defined, and the following terms shall have the following meanings:

"Code" means the Uniform Commercial Code from time to time in effect in the State of New York.

"Collateral" means the Pledged Stock and all Proceeds.

"Credit Agreement" means the Commitment Letter (including all Exhibits, Annexes and Schedules thereto) until such time as the Operative Documents (as defined in the Commitment Letter) shall have been executed and delivered by the parties thereto and thereafter such Operative Documents.

"Obligations" means all obligations and liabilities of the Pledgor which may arise under, out of, or in connection with the Credit Agreement.

"Pledge Agreement" means this Pledge Agreement, as amended, supplemented or otherwise modified from time to time.

"Pledged Stock" means the shares of capital stock of the Company listed on Schedule I hereto, together with all stock certificates, options or rights of any nature whatsoever that may be issued or granted by the Company to the Pledgor while this Pledge Agreement is in effect.

"Proceeds" means all "proceeds", as such term is defined in Section 9-102 of the Code on the date hereof, of the Pledged Stock, and, in any event, shall include, without limitation, all dividends or other income from the Pledged Stock, collections thereon or distributions with respect thereto.

"Requirements of Law" means, as to any Person, the organizational or governing documents of such Person, and any law, treaty, rule or regulation, order or determination of an arbitrator or a court or other Governmental Authority (as defined in the Credit Agreement), in each case, applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

2. Pledge; Grant of Security Interest. The Pledgor hereby delivers to the Collateral Agent, for the ratable benefit of the Lenders, all certificates or instruments representing or evidencing the Pledged Stock on the date hereof, and hereby transfers and grants to the Collateral Agent, for the ratable benefit of the Lenders, a first priority security interest in all of the Pledgor's right, title and interest in the Collateral, as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations.

3. Stock Powers. Concurrently with the delivery to the Collateral Agent of each certificate representing one or more shares of Pledged Stock, the Pledgor shall deliver an undated stock power covering such certificate, duly executed in blank by the Pledgor.

4. Representations and Warranties. The Pledgor represents and warrants that:

(i) the shares of Pledged Stock constitute (i) all the issued and outstanding shares of all classes of the Capital Stock of the Company owned by the Pledgor and (ii) on the date hereof, 100% of the issued and outstanding shares of all classes, of the Capital Stock of the Company;

(ii) all the shares of Pledged Stock have been duly and validly issued and are fully paid and nonassessable;

(iii) the Pledgor is the record and beneficial owner of the Pledged Stock, free of any and all Liens or options in favor of, or claims of, any other Person, except the Lien created by this Pledge Agreement; and

(iv) upon delivery to the Collateral Agent of the stock certificates evidencing the Pledged Stock, the Lien granted pursuant to this Pledge Agreement will constitute a valid, perfected first priority Lien on the Collateral (except, with respect to Proceeds, only to the extent permitted by Section 9-315 of the Code), enforceable as such against all creditors of the Pledgor and any Persons purporting to purchase any Collateral from the Pledgor.

The Pledgor agrees that the foregoing representations and warranties shall be deemed to have been made by the Pledgor on the date of each Borrowing occurring on or after the date hereof under the Credit Agreement, on and as of the date of such Borrowing as though made hereunder on and as of such date.

5. Covenants. The Pledgor covenants and agrees with the Collateral Agent and the Lenders that, from and after the date of this Pledge Agreement until the Obligations are paid in full and the Commitments are terminated and either no Letters of Credit (as defined in the Credit Agreement) are outstanding or each outstanding Letter of Credit has been cash collateralized so that it is fully secured to the satisfaction of the Collateral Agent:

(i) If the Pledgor shall, as a result of its ownership of the Pledged Stock, receive any stock certificate (including, without limitation, any certificate representing a stock dividend or a distribution in connection with any reclassification, increase or reduction of capital or any certificate issued in connection with any reorganization), option or rights in respect of capital stock of the Company, whether in addition to, in substitution of, as a conversion of, or in exchange for any shares of the Pledged

Stock, or otherwise in respect thereof, the Pledgor shall accept the same as the agent of the Collateral Agent and the Lenders, hold the same in trust for the Collateral Agent and the Lenders and deliver the same forthwith to the Collateral Agent in the exact form received, duly endorsed by the Pledgor to the Collateral Agent, if required, together with an undated stock power covering such certificate duly executed in blank by the Pledgor and with, if the Collateral Agent so requests, signature guaranteed, to be held by the Collateral Agent, subject to the terms hereof, as additional collateral security for the Obligations.

(ii) Without the prior written consent of the Collateral Agent, the Pledgor will not (i) sell, assign, transfer, exchange, or otherwise dispose of, or grant any option with respect to, the Collateral, or (ii) create, incur or permit to exist any Lien or option in favor of, or any claim of any Person with respect to, any of the Collateral, or any interest therein, except for the Lien provided for by this Pledge Agreement. The Pledgor will defend the right, title and interest of the Collateral Agent, the Issuing Lender and the Lenders in and to the Collateral against the claims and demands of all Persons whomsoever.

(iii) At any time and from time to time, upon the written request of the Collateral Agent, and at the sole expense of the Pledgor, the Pledgor will promptly and duly execute and deliver such further instruments and documents and take such further actions as the Collateral Agent may reasonably request for the purposes of obtaining or preserving the full benefits of this Pledge Agreement and of the rights and powers herein granted. If any amount payable under or in connection with any of the Collateral shall be or become evidenced by any promissory note, other instrument or chattel paper, such note, installment or chattel paper shall be immediately delivered to the Collateral Agent, duly endorsed in a manner satisfactory to the Collateral Agent, to be held as Collateral pursuant to this Pledge Agreement.

(iv) The Pledgor agrees to pay, and to save the Collateral Agent, the Issuing Lender and the Lenders harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other taxes which may be payable or determined to be payable with respect to any of the Collateral or in connection with any of the transactions contemplated by this Pledge Agreement.

6. Cash Dividends; Voting Rights. Unless an Event of Default (as defined in the Credit Agreement) shall have occurred and be continuing, the Pledgor shall be permitted to receive all cash dividends paid by the Company to the extent permitted in the Credit Agreement in respect of the Pledged Stock and to exercise all voting and corporate rights with respect to the Pledged Stock; provided, however, that the Pledgor agrees that it shall not vote in any way which would be inconsistent with or result in any violation of any provision of the Loan Documents (as defined in the Credit Agreement). The Collateral Agent shall, at the Pledgor's sole cost and ex-

pense, execute and deliver (or cause to be executed and delivered) to the Pledgor all proxies and other instruments as the Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the voting and other rights that it is entitled to exercise pursuant to this Section 6.

7. Rights of the Lenders and the Collateral Agent. (a) If an Event of Default shall occur and be continuing, (i) the Collateral Agent shall have the right to receive any and all cash dividends paid in respect of the Pledged Stock and make application thereof to the Obligations in such order as the Collateral Agent may determine, and (ii) all shares of the Pledged Stock may be registered in the name of the Collateral Agent or its nominee, and, subject to the terms of this Pledge Agreement, the Collateral Agent or its nominee may thereafter exercise (A) all voting, corporate and other rights pertaining to such shares of the Pledged Stock at any meeting of shareholders of the Company or otherwise and (B) any and all rights of conversion, exchange, subscription and any other rights, privileges or options pertaining to such shares of the Pledged Stock as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of the Pledged Stock upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate structure of the Company, or upon the exercise by the Pledgor or the Collateral Agent of any right, privilege or option pertaining to such shares of the Pledged Stock, and in connection therewith, the right to deposit and deliver any and all of the Pledged Stock with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine), all without liability except to account for property actually received by it and except for its gross negligence or willful misconduct or failure to comply with the provisions of Section 12, but the Collateral Agent shall have no duty to the Pledgor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing.

(b) The rights of the Collateral Agent, the Issuing Lender and the Lenders hereunder shall not be conditioned or contingent upon the pursuit by the Collateral Agent, the Issuing Lender or any Lender of any right or remedy against any other Person which may be or become liable in respect of all or any part of the Obligations or against any collateral security therefor, guarantee therefor or right of offset with respect thereto. None of the Collateral Agent, the Issuing Lender and any Lender shall be liable for any failure to demand, collect or realize upon all or any part of the Collateral or for any delay in doing so, nor shall the Collateral Agent be under any obligation to sell or otherwise dispose of any Collateral upon the request of the Pledgor or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. The Collateral Agent agrees to release promptly to the Pledgor any dividends, cash, securities, instruments and other property paid, payable or otherwise distributed in respect of the Collateral which it may receive under Section 7(a) if, prior to the occurrence of an acceleration of any of the Obligations, all Defaults and Events of Default have been waived or are no longer continuing.

(c) The Collateral Agent may execute any of its duties under this Pledge Agreement by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Collateral Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care, except as otherwise provided in the Credit Agreement.

8. Remedies. In the event that any portion of the Obligations has been declared or becomes due and payable in accordance with the terms of the Credit Agreement, the Collateral Agent, on behalf of the Lenders, may exercise, in addition to all other rights and remedies granted in this Pledge Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations, all rights and remedies of a secured party under the Code. Without limiting the generality of the foregoing, the Collateral Agent, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below) to or upon the Pledgor, the Company or any other Person (all and each of which demands, defenses, advertisements and notices are hereby waived), may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, assign, give option or options to purchase or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, in the over-the-counter market, at any exchange, broker's board or office of the Collateral Agent, the Issuing Lender or any Lender or elsewhere upon such terms and conditions as it may deem commercially reasonable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. The Collateral Agent, the Issuing Lender or any Lender shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in the Pledgor, which right or equity is hereby waived and released. The Collateral Agent promptly shall apply any Proceeds from time to time held by it and the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all reasonable costs and expenses of every kind incurred in respect thereof or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of the Collateral Agent, the Issuing Lender and the Lenders hereunder, including, without limitation, reasonable attorneys' fees and disbursements of counsel to the Collateral Agent, to the payment in whole or in part of the Obligations, in such order as the Collateral Agent may elect, and only after such application and after the payment by the Collateral Agent of any other amount required by any provision of law, including, without limitation, Section 9-615 of the Code, need the Collateral Agent account for the surplus, if any, to the Pledgor. To the extent permitted by applicable law, the Pledgor waives all claims, damages and demands it may acquire against the Collateral Agent, the Issuing Lender or any Lender arising out of the lawful exercise by them of any rights hereunder. If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least 10 days before such sale or other disposition. The Pledgor shall remain liable for any deficiency if the proceeds of any sale or

other disposition of the Collateral are insufficient to pay the Obligations and the fees and disbursements of any attorneys employed by the Collateral Agent or any Lender to collect such deficiency.

9. Private Sales. (a) The Pledgor recognizes that the Collateral Agent may be unable to effect a public sale of any or all of the Pledged Stock, by reason of certain prohibitions contained in the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers that will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. The Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale conducted in a manner that the Collateral Agent in good faith believes to be commercially reasonable under the circumstances shall be deemed to have been made in a commercially reasonable manner. The Collateral Agent shall be under no obligation to delay the sale of any of the Pledged Stock for the period of time necessary to permit the Company to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if the Company would agree to do so.

(b) The Pledgor further agrees to use its best efforts to do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of the Pledged Stock pursuant to this Section 9 valid and binding and in compliance with any and all other applicable Requirements of Law. The Pledgor further agrees that a breach of any of the covenants contained in this Section 9 will cause irreparable injury to the Collateral Agent, the Issuing Lender and the Lenders, that the Collateral Agent, the Issuing Lender and the Lenders have no adequate remedy at law in respect of such breach and, as a consequence, that each and every covenant contained in this Section 9 shall be specifically enforceable against the Pledgor, and the Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants.

10. No Subrogation. Notwithstanding any payment or payments made by the Pledgor hereunder, or any set-off or application of funds of the Pledgor by any Lender, or the receipt of any amounts by the Collateral Agent, the Issuing Lender or any Lender with respect to any of the Collateral, the Pledgor shall not be entitled to be subrogated to any of the rights of the Collateral Agent, the Issuing Lender or any Lender against any Borrower or any other obligor or against any other collateral security held by the Collateral Agent, the Issuing Lender or any Lender for the payment of the Obligations, nor shall the Pledgor seek any reimbursement from any Borrower or any other obligor in respect of payments made by the Pledgor in connection with the Collateral, or amounts realized by the Collateral Agent, the Issuing Lender or any Lender in connection with the Collateral, and any such rights of subrogation and reimbursement of the Pledgor are hereby waived, in each case, until all amounts owing to the Collateral Agent and the

Lenders on account of the Obligations are paid in full, the Commitments are terminated and either no Letters of Credit are outstanding or each outstanding Letter of Credit has been cash collateralized so that it is fully secured to the satisfaction of the Collateral Agent.

11. Amendments, Etc. with Respect to the Obligations. The Pledgor shall remain obligated hereunder, and the Collateral shall remain subject to the Lien granted hereby, notwithstanding that, without any reservation of rights against the Pledgor, and without notice to or further assent by the Pledgor, any demand for payment of any of the Obligations made by the Collateral Agent, the Issuing Lender or any Lender may be rescinded by the Collateral Agent, the Issuing Lender or such Lender, and any of the Obligations continued, and the Obligations, or the liability of any Borrower or any other Person upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered, or released by the Collateral Agent, the Issuing Lender or any Lender, and the Loan Documents, and any other documents executed and delivered in connection therewith may be amended, modified, supplemented or terminated, in whole or in part, as the Lenders (or the Required Lenders, as the case may be) may deem advisable from time to time, and any guarantee, right of offset or other collateral security at any time held by the Collateral Agent, the Issuing Lender or any Lender for the payment of the Obligations may be sold, exchanged, waived, surrendered or released. None of the Collateral Agent, the Issuing Lender and the Lenders shall have any obligation to protect, secure, perfect or insure any other Lien at any time held by it as security for the Obligations or any property subject thereto. The Pledgor waives any and all notice of the creation, renewal, extension or accrual of any of the Obligations and notice of or proof of reliance by the Collateral Agent, the Issuing Lender or any Lender upon this Pledge Agreement; the Obligations, and any of them shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Pledge Agreement; and all dealings between the Borrowers and the Pledgor, on the one hand, and the Collateral Agent, the Issuing Lender and the Lenders, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Pledge Agreement. The Pledgor waives diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon the Borrowers, the Pledgor or any other obligor with respect to the Obligations.

12. Limitation on Duties Regarding Collateral. The Collateral Agent's sole duty with respect to the custody, safekeeping and physical preservation of the Collateral in its possession, under Section 9-207 of the Code or otherwise, shall be to deal with it in the same manner as the Collateral Agent deals with similar securities and property for its own account. None of the Collateral Agent, the Issuing Lender, any Lender nor any of their respective directors, officers, employees or agents shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of the Pledgor or otherwise.

13. Powers Coupled with an Interest. All authorizations and agencies herein contained with respect to the Collateral are irrevocable and powers coupled with an interest.

14. Severability. Any provision of this Pledge Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

15. Section Headings. The section headings used in this Pledge Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

16. No Waiver; Cumulative Remedies. Neither the Collateral Agent, the Issuing Lender nor any Lender shall by any act (except by a written instrument pursuant to Section 17 hereof) be deemed to have waived any right or remedy hereunder or to have acquiesced in any default of any obligation under any Loan Document or in any breach of any of the terms and conditions hereof or thereof. No failure to exercise, nor any delay in exercising, on the part of the Collateral Agent, the Issuing Lender or any Lender, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by the Collateral Agent, the Issuing Lender or any Lender of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Collateral Agent, the Issuing Lender or such Lender would otherwise have on any future occasion. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

17. Integration; Waivers and Amendments; Successors and Assigns; Governing Law. This Pledge Agreement represents the entire agreement of the Pledgor with respect to the subject matter hereof and there are no promises or representations by the Collateral Agent or any Lender relative to the subject matter hereof not reflected herein or in the other Loan Documents. None of the terms or provisions of this Pledge Agreement may be amended, supplemented or otherwise modified except by a written instrument executed by the Pledgor and the Collateral Agent, provided that any provision of this Pledge Agreement may be waived by the Collateral Agent in a letter or agreement executed by the Collateral Agent or by telex or facsimile transmission from the Collateral Agent. This Pledge Agreement shall be binding upon the successors and assigns of the Pledgor and shall inure to the benefit of the Collateral Agent, the Issuing Lender and the Lenders and their respective successors and assigns. **THIS PLEDGE AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK**

18. Notices. Notices by the Collateral Agent to the Pledgor or the Company may be given by mail, by telex or by facsimile transmission, addressed or transmitted to the Pledgor or the Company at BLB Worldwide Holdings, Inc., c/o BLB Investors, L.L.C., 591 West Putnam Avenue, Greenwich, Connecticut 06830, in the case of the Company, and on Schedule II hereto in the case of the Pledgor and shall be effective (a) in the case of mail, three days after deposit in the postal system, first class postage pre-paid, and (b) in the case of telex or facsimile notices, when sent. The Pledgor and the Company may change their respective addresses and transmission numbers by written notice to the Collateral Agent.

19. Counterparts. This Pledge Agreement may be executed by one or more of the parties hereto on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

20. Irrevocable Authorization and Instruction to Company. The Pledgor hereby authorizes and instructs the Company to comply with any instruction received by it from the Collateral Agent in writing that (a) states that an Event of Default has occurred and is continuing and (b) is otherwise in accordance with the terms of this Pledge Agreement, without any other or further instructions from the Pledgor, and the Pledgor agrees that the Company shall be fully protected in so complying.

21. Authority of Collateral Agent. The Pledgor acknowledges that the rights and responsibilities of the Collateral Agent under this Pledge Agreement with respect to any action taken by the Collateral Agent or the exercise or non-exercise by the Collateral Agent of any option, voting right, request, judgment or other right or remedy provided for herein or resulting or arising out of this Pledge Agreement shall, as between the Collateral Agent and the Lenders, be governed by the Credit Agreement and by such other agreements with respect thereto as may exist from time to time among them, but, as between the Collateral Agent and the Pledgor, the Collateral Agent shall be conclusively presumed to be acting as agent for the Lenders with full and valid authority so to act or refrain from acting, and neither the Pledgor, the Company nor any other obligor shall be under any obligation, or entitlement, to make any inquiry respecting such authority.

22. Termination. This Pledge Agreement shall terminate when all the Obligations have been fully paid and performed and the Commitments terminated. Upon such termination, the Collateral Agent shall on its behalf and on behalf of the Lenders reassign and redeliver (or cause to be reassigned and redelivered) to the Pledgor, or to such person or persons as the Pledgor shall designate or to whomever may be lawfully entitled to receive such surplus, against receipt, such of the Collateral (if any) as shall not have been sold or otherwise applied by the Collateral Agent pursuant to the terms hereof and shall still be held by it hereunder, together with appropriate instruments of reassignment and release. Any such reassignment shall be without recourse upon or warranty by the Collateral Agent (other than a warranty that the Collateral

Agent has not assigned its rights and interests hereunder to any other Person) and at the sole cost and expense of the Pledgor.

IN WITNESS WHEREOF, the undersigned have caused this Pledge Agreement to be duly executed and delivered as of the date first above written.

BLB WORLDWIDE HOLDINGS, INC.

By: ______________________
Name:
Title:

[Pledge Agreement]

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Collateral Agent

By: ___________________

Name: Steven P. Lapham

Title: Managing Director

[Parent Pledge Agreement Signature Page]

SCHEDULE I
Pledge Agreement

DESCRIPTION OF PLEDGED STOCK

Issuer	Class of Stock	Stock Certificate No.	No. of Shares
BLB Worldwide Acquisition, Inc.	common stock	1	1

SCHEDULE II
Address of Pledgor

To be provided

Exhibit II-2-r

Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

J.P. Morgan Securities Inc.
270 Park Avenue
New York, NY 10017

April 19, 2004

BLB Investors L.L.C.
BLB Acquisition Corporation, Ltd.
BLB Worldwide Holdings, Inc.
BLB Worldwide, Inc.
BLB Worldwide Acquisition, Inc.
c/o BLB Investors, L.L.C.
591 West Putnam Avenue
Greenwich, Connecticut 06830

Project Saloon Financing Engagement Letter

Ladies and Gentlemen:

You have advised Deutsche Bank Securities Inc. ("DBSI") and J.P. Morgan Securities Inc. ("JPMSI") and, together with DBSI, the "Managers") that you intend to consummate a transaction (the "Transaction") whereby you would acquire all of the outstanding capital stock or all or substantially all of the assets of Wembley plc (the "Target").

You have asked us to assist you in raising a portion of the funds required to consummate the Transaction through the sale or placement of up to $206.0 million aggregate principal amount of senior unsecured debt securities of BLB Worldwide Holdings, Inc. (the "Notes") on terms acceptable to the Managers.

The purpose of this letter agreement (this "Agreement") is to confirm the engagement of the Managers by BLB Investors L.L.C. and its subsidiaries (collectively, the "Company") in connection with the issuance or sale (whether pursuant to a public offering or a private placement) of debt securities of the Company in connection with the Transaction, which is likely to be in the form of, but not limited to, the issuance of the Notes.

Section 1. Engagement of the Managers in Connection with Proposed Issuance. The Company, jointly and severally, hereby retains the Managers on an exclusive basis, and each of the Managers has the right but not the obligation, to act as joint lead underwriters, initial purchasers or placement agents in connection with any public or private debt or preferred equity financing or issuance (the "Securities") by the Company to finance the Transaction or to refinance any interim or bridge loans incurred in connection with the Transaction during the term of this Agreement. All economics related to this engagement shall be split 50% to DBSI and 50% to JPMSI and DBSI will appear on the left cover of any offering materials for the Securities.

Unless the Managers have declined to so act with respect to such Securities, the Company, jointly and severally, will not, directly or indirectly (except through the Managers or as otherwise approved by the Managers), sell or offer to sell any of the Securities (other than senior secured

bank financing in an aggregate principal amount not to exceed $305 million) during the term of this Agreement or for 180 days thereafter. Any such offer, sale or other disposition of the Securities during the term of this Agreement, or for 180 days thereafter, will be treated for purposes of Section 2 as if such sale or disposition were undertaken by the Managers directly.

Section 2. Fees. As compensation for the Managers' services in connection with the issuance of the Securities, the Company, jointly and severally, shall pay the Managers the following non-refundable fees:

(a) an underwriting or placement fee of 2.5% (2.75% in the event that either Moody's Investor Services, Inc. rates the Notes Caal (or less) or Standard & Poor's Corporation rates the Notes CCC+ (or less)) of the total aggregate principal amount of the Notes, payable at the closing of such issuance; and

(b) in the event that either (i) the Transaction does not close or the Notes are not issued or (ii) the Notes are issued other than pursuant to a registered public offering or an offering under Rule 144A ("Rule 144A") of the Securities Act of 1933, as amended, all reasonable out-of-pocket expenses (including reasonable legal fees and expenses) incurred in connection with the Transaction.

Section 3. Other Agreements.

(a) Term. The Managers' engagement hereunder may be terminated by prior written notice thereof to the other party (i) by each of the Managers in respect of themselves only at any time or (ii) by the Company, after the earliest to occur of (A) your abandoning the Transaction or the lapsing of any offer to acquire the Target without such offer becoming wholly unconditional, (B) the refinancing or other repayment of all interim or bridge financing incurred by the Company in connection with the Transaction and (C) the time that any bridge financing incurred by the Company in connection with the Transaction bears a fixed interest rate; *provided, however*, that the provisions of the last sentence of Section 1 and Sections 2 (other than in the case of a termination pursuant to clause (i) above), 3(c), 3(d), 3(e), 3(f), 3(g) and 3(h) shall survive such termination.

(b) Information. During the course of the term, the Company agrees to furnish the Managers with such information about the Company and the Target as any of the Managers reasonably request, including information to be included in any offering memorandum, private placement memorandum, prospectus (including the related registration statement) or other disclosure document ("Company Information"). The Company represents and warrants to each of the Managers that all Company Information taken as a whole will be accurate and complete in all material respects at the time it is furnished and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made, and agrees to advise each of the Managers during the period of the engagement of all developments materially affecting the Company or the accuracy of Company Information previously furnished to any of the Managers or prospective purchasers of the Securities. The Company recognizes and confirms that the Managers (i) will be relying solely on such information and other information available from generally recognized public sources in performing the services contemplated hereunder, (ii) do not assume responsibility for the accuracy or completeness thereof, and (iii) will make appropriate disclaimers consistent with the foregoing. In addition, any representations and warranties made by the Company to purchasers of the Notes shall be deemed to be

incorporated into this Agreement and any opinions delivered by or on behalf of the Company to the purchasers of the Notes shall expressly provide that the Managers may rely upon such opinions.

(c) Indemnification. The Company, jointly and severally, agrees to indemnify the Managers and their respective affiliates and each person in control of any of the Managers, their respective affiliates and their respective officers, directors, employees, agents and representatives as provided in the indemnity letter dated the date hereof and attached hereto.

(d) No Shareholder Rights. The Company acknowledges and agrees that the Managers have been retained only by the Company and that the Company's engagement of the Managers is not deemed to be on behalf of and is not intended to confer rights upon any shareholder, owner or partner of the Company or any other person not a party hereto as against the Managers, any of their respective affiliates or the respective directors, officers, partners, employees, agents, representatives and control persons of any of them or their affiliates. Unless otherwise expressly agreed, no one other than the Company is authorized to rely upon the Company's engagement of the Managers or any statements, advice, opinions, or conduct by any of them.

(e) Miscellaneous. This Agreement may be executed in two or more counterparts, all of which together shall be considered a single instrument. The term "affiliate" as used herein shall have the meaning ascribed to such term in the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. The Company confirms that it will rely on its own counsel, accountants and other similar expert advice. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and cannot be amended or otherwise modified except in writing executed by the parties hereto. Each of the Managers may transfer or assign, in whole or from time to time in part, to one or more of its affiliates its rights and obligations hereunder, but no such transfer or assignment will relieve such Manager of its obligations hereunder without the prior written consent of the Company. The provisions hereof shall inure to the benefit of and be binding upon the successors and assignees of the Company and the Managers. The Company acknowledges and agrees that this Agreement in no way creates any fiduciary relationship between the Company and any of the Managers, any of their respective affiliates or the respective directors, officers, partners, employees, agents, representatives and control persons of any of them or their affiliates. This letter is not intended to be and should not be construed as a commitment with respect to the underwriting, sale or placement of the Securities and creates no obligation or liability on our part in connection therewith.

This Engagement Letter supersedes and replaces the Engagement Letter dated March 29, 2004 and such Engagement Letter shall be of no further force and effect.

(f) Confidentiality. Except as required by law and except with respect to any information that otherwise becomes publicly available, each of the Managers agree that its officers, employees, affiliates and agents will treat confidentially any and all information furnished to the Managers pursuant to the terms of this Agreement and consistent with industry practices and will not use any of such information for any purpose other than as set forth herein. In connection with the services to be provided hereunder, each Manager may employ the services of its affiliates. Subject to compliance with applicable law, the first sentence of this Section 3(f) and any other confidentiality agreements which each Manager or its affiliates may be subject to, the Company hereby consents to each Manager and its affiliates sharing amongst each other any information related to the Company and its subsidiaries (including information relating to the creditworthiness of the Company) or any matters contem-

plated hereby. Notwithstanding anything to the contrary set forth herein, we and our affiliates shall at all times be entitled to use any such information without any liability to the Company (i) in carrying out our customary, legal and contractual obligations as an underwriter, initial purchaser or placement agent in connection with our engagement hereunder and (ii) to assert any defenses available under the various state and federal securities laws, including, without limitation, "due diligence" defenses. Furthermore, this paragraph 3(f) shall not apply to any information that is required to be stated in a registration statement, private placement memorandum or other offering document or is necessary to make the statements therein not misleading. The undertaking in this paragraph 3(f) by the Managers shall automatically terminate one (1) year following the earlier of completion of the Transaction or termination of the Managers' engagement hereunder.

(g) Use of Name; Disclosure; Manager Advice, Role, etc. The Company agrees that any references to any of the Managers and/or their affiliates made in connection with the Transaction are subject to (i) restrictions set forth in documents delivered by the Managers and/or their affiliates to the Company relating to the Transaction and (ii) each Managers' prior approval, which approval shall not be unreasonably withheld. The Company acknowledges that all analyses, evaluation and advice (whether written or oral, formal or informal) given by any of the Managers to the Company in connection with its engagement hereunder are intended solely for the benefit and use of the Company (including its management, directors and attorneys) in considering the transaction to which they relate and the Company agrees that no such opinion or advice shall be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, without each Managers' prior written consent. Each of the Managers may also publicize its services in connection with the Transaction contemplated hereby, including, without limitation, granting interviews with and providing information to the financial press and other media. Each of the Managers is authorized upon consummation of the Transaction contemplated hereby to place the customary "tombstone" advertisement in publications of its choice at its own expense.

The Company acknowledges that each of the Managers is a securities firm engaged in securities trading and brokerage activities and providing investment banking and financial advisory services. In the ordinary course of business, each of the Managers and their affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers, in debt or equity securities of the Company, its affiliates or other entities that may be involved in the transactions contemplated hereby.

In addition, each of the Managers and its affiliates may from time to time perform various investment banking, commercial banking and financial advisory services for other clients and customers who may have conflicting interests with respect to the Company or the transactions contemplated hereby. The Company acknowledges that each of the Managers and their affiliates have no obligation to use in connection with this engagement, or to furnish to the Company, confidential information obtained from other companies.

Furthermore, the Company acknowledges that each of the Managers and its affiliates may have fiduciary or other relationships whereby such Manager and its affiliates may exercise voting power over securities of various persons, which securities may from time to time include securities of the Company, potential purchasers of the Securities or others with interests in respect of the transactions contemplated hereby. The Company acknowledges that each of the Managers and its affiliates may exercise such powers and otherwise perform their functions in connection with such fiduciary or other relationships without regard to its relationship to the Company hereunder.

You acknowledge that none of the Managers are an advisor as to legal, tax, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby, and none of the Managers shall have responsibility or liability to you with respect thereto.

(h) GOVERNING LAW, ETC. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAW PROVISIONS THEREOF). ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THE TRANSACTION, AND THE MANAGERS' ACTIVITIES PURSUANT TO, OR THE PERFORMANCE BY THE MANAGERS OF THE SERVICES CONTEMPLATED BY, THIS AGREEMENT IS HEREBY WAIVED. THE COMPANY HEREBY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS AGREEMENT OR ANY OF THE MATTERS CONTEMPLATED HEREBY. THE COMPANY AGREES THAT ANY LEGAL SUIT, ACTION OR PROCEEDING BROUGHT BY ANY OF THE MANAGERS, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY INDEMNIFIED PARTY TO ENFORCE ANY RIGHTS UNDER OR WITH RESPECT TO THIS AGREEMENT OR THE TRANSACTION MAY BE INSTITUTED IN ANY STATE OR FEDERAL COURT IN THE CITY OF NEW YORK, STATE OF NEW YORK, WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING AND IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY SUCH COURT IN ANY SUCH SUIT, ACTION OR PROCEEDING. NOTHING IN THIS SECTION 3(h) SHALL AFFECT THE RIGHT OF ANY OF THE MANAGERS, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY INDEMNIFIED PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW OR LIMIT THE RIGHT OF DBSI, ANY OF ITS AFFILIATES OR ANY INDEMNIFIED PARTY TO BRING PROCEEDINGS AGAINST THE COMPANY IN THE COURTS OF ANY JURISDICTION OR JURISDICTIONS.

(i) Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and shall be mailed or delivered or faxed (a) to the Company, at the address listed on the front of this Agreement, (b) to DBSI, at the offices of Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, (212) 250-3435, Attention: Nicholas Hayes and (c) to JPMSI, at the offices of J.P. Morgan Securities Inc. 270 Park Avenue, New York, New York 10017, (212) 270-0606, Attention: Donald Shokrian.

We are delighted to accept this engagement and look forward to working with you on this assignment. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By: [signature]
Name: A. Drew Goldman
Title: Director

By: [signature]
Name: Arthur Goldfrank
Title: Director

J.P. MORGAN SECURITIES INC.

By: ____________________
Name:
Title:

[ENGAGEMENT LETTER]

We are delighted to accept this engagement and look forward to working with you on this assignment. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

J.P. MORGAN SECURITIES INC.

By: ______________________
Name: JOHN C. RIORDAN
Title: VICE PRESIDENT

[ENGAGEMENT LETTER]

AGREED TO AND ACCEPTED as of
the date first written above:

BLB INVESTORS, L.L.C.

By: ______________________
Name:
Title:

BLB ACQUISITION CORPORATION, LTD.

By: ______________________
Name:
Title:

BLB WORLDWIDE HOLDINGS, INC.

By: ______________________
Name:
Title:

BLB WORLDWIDE, INC.

By: ______________________
Name:
Title:

BLB WORLDWIDE ACQUISITION, INC.

By: ______________________
Name:
Title:

[Engagement Letter]

Exhibit II-2-s

Sponsor Letter

Deutsche Bank Trust Company Americas
Deutsche Bank AG Cayman Islands Branch
Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

JPMorgan Chase Bank
J.P. Morgan Securities Inc.
270 Park Avenue
New York, NY 10017

April 19, 2004

BLB Investors, L.L.C.
591 West Putnam Avenue
Greenwich
Connecticut 06830

Project Saloon Sponsor Letter

Ladies and Gentlemen:

Reference is made to (a) the Senior Secured Facilities Commitment Letter dated the date hereof among Deutsche Bank Trust Company Americas ("Deutsche Bank"), Deutsche Bank Securities Inc. ("DBSI"), JPMorgan Chase Bank ("JPMorgan") and J.P. Morgan Securities Inc. ("JPMSI"), BLB Acquisition Corporation, Ltd. ("UK Parent"), BLB Worldwide Holdings, Inc. ("Company") and BLB Worldwide, Inc. (the "US Parent") and BLB Worldwide Acquisition, Inc. ("US Sub") (and, together with UK Parent, US Parent and the Company, the "Bidco Group"), including all exhibits, annexes and schedules thereto together with the associated Fee Letter dated the date hereof (collectively the "Senior Commitment Letter") and (b) the Bridge Facility Commitment Letter, dated the date hereof among Deutsche Bank AG Cayman Islands Branch, DBSI, JPMorgan, JPMSI and the Bidco Group including all exhibits, annexes and schedules thereto together with the associated Fee Letter dated the date hereof (collectively the "Bridge Commitment Letter") and, together with the Senior Commitment letter, the "Letter Agreements"). Terms used but not defined in this Sponsor Letter have the meanings assigned thereto in the Letter Agreements (including the exhibits thereto).

You agree (a) to be bound jointly and severally with the Bidco Group by the retention, compensation, expense reimbursement, indemnity and confidentiality provisions of each of the Letter Agreements and the paragraphs in the Commitment Letter relating to syndication and governing law, in each case, as if you were the party referred to as "you" therein, (b) to use your commercially reasonable efforts to cause the Bidco Group, Target and your and their respective affiliates to comply with the Letter Agreements; *provided, however*, that upon execution and delivery of the definitive documentation relating to the Facilities, your obligations under any compensation, expense reimbursement and indemnity provisions of the respective Letter Agreements shall terminate, (c) to coordinate in a manner reasonably acceptable to us the issuance or syndication or announcement of the issuance or syndication of any debt financing by any company directly or indirectly controlled by you, which issuance, syndication or announcement could reasonably be expected to adversely affect the syndication or marketing of the Facilities and (d) immediately prior to any draw under the Facilities, to transfer all Shares owned by you to the Company.

The paragraph relating to governing law in the Commitment Letter is incorporated herein as if a part hereof, with the references to the Commitment Letter being to this letter.

This Sponsor Letter supersedes and replaces the Sponsor Letter dated March 29, 2004 and such Sponsor Letter shall be of no further force and effect.

If the foregoing correctly sets forth our understanding, please indicate your acceptance of the terms hereof by signing in the appropriate space below and returning to DBSI the enclosed duplicate originals hereof, whereupon this Sponsor Letter shall become a binding agreement between us.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By: ____________________
Name: Steven P. Lapham
Title: Managing Director

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH

By: ____________________
Name: Alexandra S. Johnson
Title: Managing Director

By: ____________________
Name: Steven P. Lapham
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By: ____________________
Name: A. Drew Goldman
Title: Director

By: ____________________
Name: Arthur Goldfrank
Title: Director

JPMORGAN CHASE BANK

By: ____________________
Name:
Title:

J.P. MORGAN SECURITIES INC.

By: ____________________
Name:
Title:

[SPONSOR LETTER]

If the foregoing correctly sets forth our understanding, please indicate your acceptance of the terms hereof by signing in the appropriate space below and returning to DBSI the enclosed duplicate originals hereof, whereupon this Sponsor Letter shall become a binding agreement between us.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:____________________
Name:
Title:

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH

By:____________________
Name:
Title:

By:____________________
Name:
Title:

DEUTSCHE BANK SECURITIES INC.

By:____________________
Name:
Title:

By:____________________
Name:
Title:

JPMORGAN CHASE BANK

By:
Name: JOHN C. RIORDAN
Title: VICE PRESIDENT

J.P. MORGAN SECURITIES INC.

By:
Name:
Title: JOHN C. RIORDAN
VICE PRESIDENT

[SPONSOR LETTER]

Accepted and agreed to as of
the date first written above:

BLB INVESTORS, L.L.C.

By:______________________
Name:
Title:

[Sponsor Letter]

Exhibit II-2-t

Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

J.P. Morgan Securities Inc.
270 Park Avenue
New York, NY 10017

April 19, 2004

BLB Investors L.L.C.
BLB Acquisition Corporation, Ltd.
BLB Worldwide Holdings, Inc.
BLB Worldwide, Inc.
BLB Worldwide Acquisition, Inc.
c/o BLB Investors, L.L.C.
591 West Putnam Avenue
Greenwich, Connecticut 06830

Project Saloon Indemnity Letter

Ladies and Gentlemen:

In connection with our engagement letter, dated the date hereof (the "Agreement"):

You hereby agree, jointly and severally, to indemnify and hold harmless Deutsche Bank Securities Inc. ("DBSI") and J.P. Morgan Securities Inc. ("JPMSI") and, together with DBSI, the "Managers"), their respective affiliates and each of their respective directors, officers, partners, employees, agents, representatives and control persons (collectively, the "Indemnified Persons") from and against any losses, claims, damages, liabilities or expenses incurred by them (including reasonable fees and disbursements of counsel) which (i) are related to or arise out of (A) actions taken or omitted to be taken (including any untrue statements made or any statements omitted to be made) by you or (B) actions taken or omitted to be taken by an Indemnified Person with your consent or in conformity with your actions or omissions or (ii) are otherwise related to or arise out of or in connection with, in each case, the proposed transactions giving rise to or contemplated by the Agreement, including modifications or future additions to the Agreement, or execution of letter agreements or other related activities, and to promptly reimburse the Managers and any other Indemnified Person for all expenses (including reasonable fees and disbursements of counsel) as incurred by any such Indemnified Person in connection with investigating, preparing or defending any such action or claim, whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party. You will not, however, be responsible for any losses, claims, damages, liabilities or expenses of any Indemnified Person pursuant to clause (ii) of the preceding sentence to the extent the same is finally judicially determined to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnified Person or its Affiliates. You also agree that if any indemnification sought by an Indemnified Person pursuant to the Agreement is unavailable or insufficient, for any reason, to hold harmless the Indemnified Persons in respect of any losses, claims, damages or liabilities (or actions in respect thereof), then (whether or not any Manager is the Indemnified Person) you and each Manager affiliated with such Indemnified Peron in order to provide for just and equitable contribution, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, liabilities, damages and expenses (or actions in respect thereof) in such proportion as is appropriate to reflect (i) the relative benefits received by you on the one hand and such Manager and the Indemnified Person

on the other hand from the actual or proposed transactions giving rise to or contemplated by the Agreement or (ii) if the allocation provided by the foregoing clause (i) is not permitted by applicable law, not only such relative benefits but also the relative fault of you on the one hand and such Manager and the Indemnified Person on the other, as well as any other relevant equitable considerations; *provided* that in any event the aggregate contribution of each Manager and its affiliated Indemnified Persons to all losses, claims, damages, liabilities and expenses with respect to which contributions are available hereunder will not exceed the amount of fees actually received by such Manager from you pursuant to the proposed transactions giving rise to the Agreement. For purposes of determining the relative benefits to you on the one hand, and each of the Managers on the other, under the proposed transactions giving rise to or contemplated by the Agreement, such benefits shall be deemed to be in the same proportion as (i) the total value paid or proposed to be paid by you pursuant to the transactions, whether or not consummated, for which such Manager is providing services as provided in the Agreement bears to (ii) the fees paid or proposed to be paid by you or on your behalf to such Manager, in connection with the proposed transactions giving rise to or contemplated by the Agreement. The relative fault of the parties shall be determined by reference to, among other things, whether the actions taken or omitted to be taken in connection with the proposed transactions contemplated by the Agreement (including any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact) relates to information supplied by you on the one hand, or such Manager, in writing through DBSI, on the other, the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission or alleged statement or omission, and any other equitable considerations appropriate in the circumstances. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation. Your indemnity, reimbursement and contribution obligations under this agreement shall be in addition to any rights that the Managers or any other Indemnified Person may have at common law or otherwise. The obligations of the Managers hereunder are several and not joint.

If any action, suit, proceeding or investigation is commenced, as to which an Indemnified Person proposes to demand indemnification, it shall notify you with reasonable promptness; *provided, however*, that any failure by such Indemnified Person to notify you shall not relieve you from your obligations hereunder (except to the extent that you are materially prejudiced by such failure to promptly notify); *provided, however*, that any failure by such Indemnified Person to notify you shall not relieve you from any liability which you may have to any Indemnified Person otherwise than on account of this Agreement. You shall be entitled to assume the defense of any such action, suit, proceeding or investigation, including the employment of counsel reasonably satisfactory to the Indemnified Person. The Indemnified Person shall have the right to counsel of its own choice to represent it, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) you have failed promptly to assume the defense and employ counsel reasonably satisfactory to the Indemnified Person in accordance with the preceding sentence or (ii) the Indemnified Person shall have been advised by counsel that there exist actual or potential conflicting interests between you and such Indemnified Person, including situations in which one or more legal defenses may be available to such Indemnified Person that are different from or additional to those available to you; *provided, however*, that you shall not, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations be liable for fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all Indemnified Persons; and such counsel shall, to the extent consistent with its professional responsibilities, cooperate with you and any counsel designated by you.

You further agree that you will not, without the prior written consent of each Manager, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not such Manager or any other Indemnified Person is an actual or potential party to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of each Manager and each other Indemnified Person from all liability and obligations arising therefrom and does not include any statement as to, or any admission of, fault, calpability or failure to act by or on behalf of any Indemnified Person. You further agree that none of the Managers, or any of their respective affiliates, or any directors, officers, partners, employees, agents, representatives or control persons of the Managers, or any of their respective affiliates shall have any liability to you arising out of or in connection with the proposed transactions giving rise to or contemplated by the Agreement except for such liability for losses, claims, damages, liabilities or expenses to the extent they have been finally judicially determined to have resulted from such persons' gross negligence, bad faith or willful misconduct. No Indemnified Person shall be responsible or liable to you or any other person for consequential, special or punitive damages which may be alleged as a result of the Agreement or the financing contemplated thereby. You hereby consent to personal jurisdiction and service and venue in any court in which any claim which is subject to this agreement is brought against any Manager or any other Indemnified Person. This agreement may not be amended or modified except in writing. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAW PROVISIONS THEREOF). ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS AGREEMENT IS HEREBY WAIVED. YOU HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS AGREEMENT OR ANY MATTERS CONTEMPLATED HEREBY.

This Indemnity Letter supersedes and replaces the Indemnity Letter dated March 29, 2004 and such prior Indemnity Letter shall be of no further force and effect.

These provisions shall remain in full force and effect following the expiration or termination of the Agreement. The provisions hereof shall inure to the benefit of and be binding upon our successors and assigns, and the successors and assigns of each other Indemnified Person.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By: ______________________
Name: A. Drew Goodman
Title: Director

By: ______________________
Name: Arthur Goldfrank
Title: Director

J.P. MORGAN SECURITIES INC.

By: ______________________
Name:
Title:

[INDEMNITY LETTER]

These provisions shall remain in full force and effect following the expiration or termination of the Agreement. The provisions hereof shall inure to the benefit of and be binding upon our successors and assigns, and the successors and assigns of each other Indemnified Person.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

J.P. MORGAN SECURITIES INC.

By: ______________________
Name:
Title: JOHN C. RIORDAN
VICE PRESIDENT

[INDEMNITY LETTER]

APR.18.2004 19:01

AGREED TO AND ACCEPTED as of
the date first written above:

BLB INVESTORS, L.L.C.

By: ______________________
Name:
Title:

BLB ACQUISITION CORPORATION, LTD.

By: ______________________
Name:
Title:

BLB WORLDWIDE HOLDINGS, INC.

By: ______________________
Name:
Title:

BLB WORLDWIDE, INC.

By: ______________________
Name:
Title:

BLB WORLDWIDE ACQUISITION, INC.

By: ______________________
Name:
Title:

Exhibit II-2-u

EX-99 5 ex99-2_headsofagreement.htm EX 99(2) HEADS OF AGREEMENT DATED 05/26/03

Exhibit 99(

COMMONWEALTH OF THE BAHAMAS
New Providence

DATED the 26th day of May, 2003

BETWEEN:-

THE GOVERNMENT OF THE

COMMONWEALTH OF THE BAHAMAS

and

KERZNER INTERNATIONAL LIMITED

HEADS OF AGREEMENT

COMMONWEALTH OF THE BAHAMAS

New Providence

THESE HEADS OF AGREEMENT are made the 26th day of May, 2003.

BETWEEN :

(1) **The Government of the Commonwealth of The Bahamas** represented herein b of the National Economic Council, (hereinafter called "the Government") and;

(2) **KERZNER INTERNATIONAL LIMITED** a company incorporated under the laws office in the Commonwealth of The Bahamas, to include its relevant subsidiari tier, represented herein by SOLOMON KERZNER, Chairman and Chief Executive (herein

RECITALS

WHEREAS : -

A. *Kerzner, through its subsidiaries or affiliates, jointly with oth* operates properties on Paradise Island including the Atlantis Resort, Club Golf Course, Harborside at Atlantis and certain undeveloped Properties");

B. The parties hereto entered into a Heads of Agreement dated 18th August, amended by Heads of Agreement dated 13th December, 1995 ("the 1995 Hea November, 1997 (together "the Prior Heads of Agreement"), in respec first two phases of Kerzner's development program on Paradise Island ("P

C. Phases I and II being completed, Kerzner is about to commence the ("Phase III") as more particularly defined in paragraphs 1.1 and 1.2 her

D. The Government has approved in principle the works and investments by III and in consideration thereof has agreed to certain incentives and and conditions hereinafter contained.

NOW THESE HEADS OF AGREEMENT WITNESSETH in consideration of the premises as follo

1. OBLIGATIONS OF KERZNER

1.1 Subject to the matters contained or referred to in paragraph 11 Government complying with its obligations hereunder. Kerzner hereby US$600 million directly towards the development and construction following:

1.1.2 To construct a new hotel comprising a minimum of 1,000 ro comprising the former Pirates' Cove and Paradise Paradise hot convention facilities by at least 50,000 square feet ("the New

1.1.3 To construct 3 luxury villas at the Ocean Club ("the Ocean Club

1.1.4 To construct approximately 20,000 square feet of restaurant 7-acre site adjacent to the Atlantis Marina, including new facilities to be operated by Kerzner ("Marina Village"). The operated by Bahamians with the exception of the resort logo s by Kerzner;

1.1.5 Expansion of the water-based attractions of Atlantis, inc attraction ("the Expanded Attractions"). Kerzner shall meet t requirements of the relevant Government agencies, including Fisheries and Local Government, the Ministry of Health and th proper consideration to the concerns of the Bahamas National respect to the establishment of a dolphin swim attraction;

1.1.6 To construct and provide for the initial equipping of a Fire a owned by Kerzner, to be operated and maintained by the Governm a peppercorn rent, pursuant to paragraph 9.5 hereof ("the Fire

1.1.7 To develop a golf course pursuant to paragraph 12 hereof ("the

1.1.8 To expand the existing Potable Water Production and Treatment (as opposed to public utility) infrastructure upgrades o accommodate the other aspects of Phase III ("the Utilities and and

1.1.9 To construct an expansion of Harborside at Atlantis by the add 2-bedroom units on adjacent land alongside Nassau Harbour ("Har

1.2 Phase III is divided into two parts. Phase III-A shall comprise the Village, the Fire and Ambulance Station and Harborside Phase II. Pha the New Hotel and Facilities, the New Golf Course, the Expanded Attrac and Infrastructure Expansion. Kerzner undertakes to commence construc Phase III-B as follows:

1.2.1 Construction shall commence on aspects of Phase III-A by 3 balance by 30th June, 2004, with an anticipated substantial co of Phase III-A by 31st December, 2005,

1.2.2 Subject to the matters contained or referred to in paragr construction shall commence by 31st December of 2004. It is ex period for Phase III-B shall not exceed 36 months.

1.2.3 Kerzner may, in its discretion, move aspects from Phase I prejudice to the application of the matters contained or referr with respect to Kerzner's decision to proceed with the remainin

1.3 For the purposes of these Heads of Agreement, the following terms sh below:

1.3.1 "subsidiaries" or "affiliates" shall include, as to a party entity or person controlled by, under common control with, or indirectly, such party, or of which such party is, directly or owner.

1.3.2 "commencement of construction" when applied to either Phase mean the date upon which the first site works are commenced w Phase III-A or Phase III-B respectively.

1.3.3 "substantial completion of Phase III" shall mean the date Facilities open for business, or, in the event that Kerzner se accordance with paragraph 11 hereof, the later of the Phase III date upon which the final aspect of Phase III that is construct

1.4 Kerzner agrees in the development of Phase III to abide by the following

1.4.1 Assuming completion of all aspects of both Phase III-A an minimum of 2,000 additional permanent jobs for Bahamians;

1.4.2 To utilize Bahamian materials and services, subject to competi efficiency and quality consistent with a first class resort, Also, accepting that the scale and complexity of the proposed the involvement of major international construction companie having regard to standards of efficiency and quality of a f undertakes to use its best efforts to ensure that meaningful are made, where possible and appropriate, with qualified and su

1.5 Subject to Kerzner proceeding with Phase III-B, and in consideration o for Kerzner's expansion of its existing Potable Water Production and undertakes to buy from the Water and Sewerage Corporation a minimum of per annum, at a per unit cost not to exceed the per unit cost to Kerz quantity of water at its facility ("the Annual Quota"), subject to Kerzner's quality requirements, which shall be no more onerous than th water production facility. Kerzner's undertaking to buy water fro Corporation shall be from the date the New Hotel and Facilities open for the period of 11 years from the Relevant Date, as hereinafter defined. Quota as and when its usage requirements demand during the 12-month accordingly. In the event that there are days that Kerzner's request fulfilled due to an inability to meet Kerzner's quality and/or quanti Annual Quota shall be reduced accordingly.

2. CASINO MANAGEMENT

Subject to continuing compliance with the requirements of the Gaming Board of the Casino Management Agreement as varied by the terms of this Agreement, or made by the terms of Prior Heads of Agreement, as confirmed by this Agreement, follows:

2.1 To cause the existing Casino Management Agreement ("the Casino Mana Paradise Enterprises Limited ("the Licencee") and the Hotel Corporation respect to the Atlantis Casino together with any extension or expansion, be extended to expire Twenty (20) years from the earlier of 31st De substantial completion of Phase III ("the Relevant Date").

2.2 To support the annual renewal of the existing Casino Management Lic respect to the Casino to cover the period of the Casino Management Agree

2.3 Except for obligation to support the proposal for the operation of a Resort on Cable Beach and the obligation to facilitate the grant of the hotel situated on the Southwestern end of New Providence, presen Golf and Beach Resort, to the extent that such obligations still exist, be granted with respect to gaming operations in New Providence or expiring Twenty (20) years after the Relevant Date.

3. CASINO MANAGEMENT FEES

Upon commencement of construction of Phase III-A and for a period of 20 years Government shall cause the terms as to annual payments in respect of Casino Tax in respect of the Casino to be as follows:

3.1 Schedule:

3.1.1 "Annual Licence Fee" of $100,000.00 per thousand square feet o

3.1.2 "Minimum Win Tax" of $4.3 million on gaming winnings up to $20

3.1.3 "Win Tax" of 10.0% of gaming winnings in excess of $20 million

3.2 From the commencement of construction of Phase III-A, and for a p Relevant Date, the Government will permit to be deducted from the sums p

3.2.1 $5 million from the amount of the Annual Licence Fee;

3.2.2 50% of the annual gaming Win Tax in excess of $20 million.

3.3 The deduction allowed by paragraph 3.2.2 hereof shall cease to ap winnings exceeding $175 million in any year up to and including the ye each successive year.

3.4 In the event that the amount of, or formula for computing the fees, ta required to be made by Kerzner to the Government, or any of its agenc operation of the Casino is changed during the period starting from the ending on the date 20 years from the Relevant Date, the aggregate amoun exceed the amount payable under this Agreement. For the avoidance and/or annual payments' to which this paragraph applies shall not inc the management or operation of a casino, such as payments made with resp

3.5 Kerzner shall be permitted to continue to operate the Casino following extended by paragraph 2.1 hereof. At no time shall Kerzner be treat than those applied to other managers or operators of casinos in New Pr with respect to casino fees and casino taxes, or, in the event that operated in New Providence or Paradise Island, on terms less favourab manager or operator of the next largest casino in The Bahamas.

3.6 Pending the coming into effect of the incentives granted by paragra provisions of paragraph 3 of the 1995 Heads of Agreement shall be in eff

4. HOTELS ENCOURAGEMENT ACT AND OTHER LEGISLATION

4.1 The proposed development comprising Phase III (other than Harborside with in paragraph 5 hereof) shall be eligible for exemption from cu materials necessary for the construction, equipping, furnishing and c Phase III pursuant to the Hotels Encouragement Act, Ch 289 ("HEA"), and and shall be treated as a 'New Hotel' for the purposes of concession

subject to such relief shall specifically include construction materi furniture, fixtures, casino games and equipment, and other equipment r equipping of all aspects of the Phase III development, consistent with respect to the Phase II development. Similar exemption shall be ambulance and other items of equipment for the initial equipping of the

4.2 All construction plant and vehicles necessary for the Phase III deve and exported from The Bahamas free of customs duties, on a pre-approved be restricted to specialized and/or heavy vehicles and equipment, and practices followed in Phase II, including with respect to the requiremen

4.3 The New Hotel and Facilities, the New Golf Course, Ocean Club Villas, Attractions, the Fire and Ambulance Station and the Utilities and Infra exempted from payment of Real Property Tax for a period of Ten (10) opening for business of each such aspect of Phase III, and subject to th by HEA for a further period of Ten (10) years.

4.4 No Stamp Duty shall be payable by Kerzner in respect of the materials, referred to in paragraphs 4.1 and 4.2 hereof consistent with the practic the Phase II development.

5. HARBORSIDE PHASE II CONCESSIONS

It is agreed as follows:

5.1 The proposed development comprising Harborside Phase II be exe substantially equivalent to those to be provided in respect of the othe the exception that it is understood that stoves, refrigerators and kitc eligible for duty exemptions.

5.2 The Government is in the process of reviewing The Bahamas Vacation Kerzner shall be entitled to receive any additional benefits tha developers of timeshare resorts in The Bahamas.

6. SKILLS TRAINING FOR BAHAMIANS AND ENGAGEMENT OF NON-BAHAMIAN PERSONNEL

It is agreed that Kerzner will maximize the employment of Bahamians in development and, arising out of the Phase III development, will reasonab opportunities for Bahamians. The Government recognizes that the timely complet accelerated schedule, and the successful operation of the completed Phase III t standards will necessitate the employment of non-Bahamians. It is agreed as foll

6.1 For the construction periods of Phase III, Kerzner agrees to publicis opportunities and equal opportunities for qualified Bahamian contra bidding process for Phase III, and to promote appropriate joint ventur Bahamian contractors. The Government, relying on the good faith effort employment of Bahamians, undertakes to facilitate the grant of work per and other necessary Government or Government agency approvals on a spec basis, consistent with practices followed in Phase II, in respect of s and contractors as Kerzner shall require.

6.2 Kerzner shall use best efforts to collaborate with The Bahamas Technica or any other agency similar in purpose designated by the Governme development of Phase III.

6.3 In recognition of the need in the management and operation of the Para employees with special skills or experience, Kerzner will be granted permits for non-Bahamian employees based in The Bahamas on the same hig paragraph 6.1 above.

6.4 Kerzner shall continue to maximize the employment of Bahamian musician reasonable efforts to acquire and display Bahamian artwork at the Paradi

6.5 Kerzner will continue with and further develop its training prog qualifying more Bahamians for employment in the operation and manage Properties, and collaborate with the School of Hospitality of the curriculum development and training.

7. PHASE III PERMISSIONS

In order to minimize the disruption of normal resort operations which will ne construction period of Phase III, the parties recognize that timing is commencement and timely completion of the construction works, but also as to around high tourism seasons, and agree that the Government will use its best grant of all necessary permissions and approvals, consistent with the practic the Phase II development, so as to allow Phase III to commence and proceed to c schedule. In the event that Kerzner experiences undue delays or failure by Cu other relevant Governmental agency in the grant of permissions or approvals Government in writing of such delays and the Government shall take appropria issuance of such delayed permissions or approvals.

8. JOINT MARKETING

As of the 31st December, 2002, being the expiration date of the existing joint : agreement shall take effect upon the following terms:

8.1 During the 5 year period commencing on the 1st January, 2003 the Gover $4 million per annum towards the costs and expenses of the marketing forth or referred to in paragraph 8.2 below, on a basis to be matched do

8.2 The costs and expenses to which the contributions referred to in para are the direct costs (excluding the cost of salaries paid to em subsidiaries) relating to (i) the staging of approved marketing events relations activities and (iii) the production and placement of including, but not limited to, television, radio and print, to promo Paradise Island Properties including Phase III.

9. INFRASTRUCTURE IMPROVEMENTS

The Government, for the benefit of the Bahamian public and recognizing the r tourism destination, will pursue improvements to the infrastructure of New Pro in particular, as follows:

9.1 The Government will continue to address the improvement of the road including the access to and from Nassau International Airport and Paradi

9.2 The Government will address needed and substantial improvement of the N facility.

9.3 Any necessary expansion of the facilities of BEC in order to meet the r Phase III shall be undertaken by and at the expense of BEC, in partic equipping of a new 15MW Transformer Substation on Paradise Island, supporting infrastructure necessary to support secure electricity sup Properties and Phase III, without need for unusual load-shedding electricity supply to the Paradise Island Properties and Phase III.

9.4 The Government will undertake any necessary expansion of the Telecommunications Company in order to meet the requirements of Phase the relevant aspect of Phase III.

9.5 The Government shall operate and maintain the Fire and Ambulance Station

10. UNITED STATES TAX DEDUCTIONS

The Government will continue to pursue negotiations with the United States wi Bahamas as an eligible country allowing the costs of holding business con deductions on United States taxes on terms comparable to those applicable to othe

11. PHASE III-B AND REDUCTION OF INCENTIVES

The parties agree as follows:

11.1 If Kerzner determines on or before 31st December, 2004 ("the Phase III- to proceed with some or all of the aspects of Phase III-B, Kerzner sha way of a notice in writing addressed to the Secretary of the National Ec to the Permanent Secretary to the Ministry of Financial Services and addresses as the Government shall notify to Kerzner in writing), list III-B not to be constructed ("a Phase III-B Notice").

11.2 Upon service of a Phase III-B Notice, and provided that the Governm complied with all of their obligations hereunder, the incremental valu by paragraph 3.2 hereof as compared to the value of the incentives gr 3.2 of the 1995 Heads of Agreement shall be reduced as of the date of t Relevant Percentage. The 'Relevant Percentage' shall be 100% minus th invested in or committed to Phase III expressed as a percentage of $60 investment contemplated herein. The incentives and agreements con shall otherwise remain in full force and effect.

12. GOLF COURSE

12.1 Recognizing the need for another golf facility within close proximit Government agrees, subject to the environmental matters referred to facilitate the grant of all necessary permissions to allow the develo new 18-hole golf facility. In developing the golf course, the p environmental considerations, including the possibility of developing Further in this regard, the parties will meet the reasonable protocol relevant Government Agencies including the Ministries of Agricult Government, the Ministry of Health and the BEST Commission, and give concerns of The Bahamas National Trust.

12.2 The ownership and development of the golf facility shall be conducted Kerzner and an agency to be nominated by the Government, on terms re parties ("the JV Entity"). The Government agrees that it shall lease su to be reclaimed, to the JV Entity for a 99-year term, at a nomin contribute to the JV Entity capital of at least $15,000,000 for the re the land (with the benefit of full HEA concessions).

12.3 The management and operation of the golf facility shall be subject between the JV Entity and Kerzner, or a qualified third party operator on commercially reasonable terms.

12.4 It is agreed that the golf facility shall be accessible to gues Properties, guests of other resort properties on Paradise Island and Ne general public on terms to be agreed, including tee-time managemen competitive green fees, taking into consideration the world-class nat capital expended thereon.

12.5 It is agreed that the only buildings to be constructed on Athol Is connection with the maintenance and operation of the golf course and living accommodation for golf course staff or security (if deemed nec Athol Island as contemplated by this Agreement shall not include t residences.

12.6 The parties agree that the development of Athol Island shall not affec its beaches.

13. **ENVIRONMENTAL INTEGRITY**

Kerzner agrees as follows:

13.1 To commission and submit for the expeditious consideration of the BEST Impact Study or Studies ("EIS"), prepared by qualified consultants i which studies shall be evaluated by the BEST Commission or any other rel

13.2 To meet the reasonable protocols and requirements of the relevant Gove the Ministry of Agriculture, Fisheries and Local Government, the Min Commission in relation to all aspects of the development and operation o

13.3 Give proper consideration to the concerns of the Bahamas National Trust.

13.4 To the extent reasonably requested by the BEST Commission, to pay qualified consultant or consultants to assist the BEST Commission monitoring compliance with the protocols and requirements referred to i respect to the Dolphin Experience and the development of the New Golf Co

14. **SHARES AND COMMUNITY CONTRIBUTION PROGRAMME**

Kerzner agrees as follows:

14.1 Kerzner shall make good faith efforts to make available 500,000 shares by residents of The Bahamas by the substantial completion of Phase III with Kerzner's bankers and the Central Bank of The Bahamas, and regulations governing Kerzner and its shares, and taking into a considerations.

14.2 To contribute the sum of US$2,000,000 to benefit such community progra be designated by the Government,

15. **ASSIGNMENT**

Kerzner shall not assign its rights or obligations under this Agreement without Government, such consent not to be unreasonably withheld or delayed. This p assignment by Kerzner to or between its wholly-owned or controlled entities, p shall notify the Government in writing within 14 days of any such assignment.

16. **FURTHER ASSURANCE**

The parties to this Agreement will do all acts and things and sign and execut requisite for the purpose of implementing the terms of this Agreement in suc the other party may reasonably require.

17. **MUTUAL WARRANTY AND ACKNOWLEDGMENT**

17.1 Each of the parties warrants its power and authority to enter into these

17.2 The parties hereto agree that they will work together in a spirit of mu faith towards the timely completion of Phase III, and will co-opera reasonable monitoring of compliance with the terms of these Heads of Ag monitoring shall not place unreasonable burdens on either party or unre development of Phase III. During the development of Phase III, Kerzne to the Ministry of Finance, with copies to the Ministry of Financial S to the Secretary to the National Economic Council, summarizing the cu Kerzner in the development of Phase III on a quarterly basis.

17.3 Notwithstanding anything to the contrary contained or referred acknowledges that Kerzner shall at no time be treated upon terms, part favourable than those available to any other operators of resorts include a casino, located in New Providence or Paradise Island.

17.4 Either party, upon receipt of a specific request in writing from the information as the requesting party shall reasonably require to e compliance of the other with the relevant terms of this Agreement.

18. **SEVERANCE**

If any provision of these Heads of Agreement is declared by any judicial or other void, voidable, illegal or otherwise unenforceable the parties shall ame reasonable manner as achieves the intention of the parties without illegality parties the provision may be severed from these Heads of Agreement and the re Heads of Agreement shall remain in full force and effect.

19. FORCE MAJEURE

If for any reason outside the control of either party to this Agreement, incl such events as war, industrial action, hurricanes, floods, Acts of God, te advisories affecting travel to The Bahamas, freight embargoes, civil commotion, change in economic conditions or in the financial markets of the United significant decrease or disruption in airlift to The Bahamas any provision o performed or fulfilled, then for the duration of such condition Kerzner performing, and the incentives granted pursuant to this Agreement shall be exte of time.

20. HEADINGS

Headings contained in these Heads of Agreement are for reference purpose incorporated into these Heads of Agreement and shall not be deemed to be any i the paragraphs to which they relate.

21. AMENDMENTS

Any amendment to these Heads of Agreement shall be in writing and executed by bot

22. COUNTERPARTS

These Heads of Agreement may be executed in any number of counterparts, each of executed and delivered, shall be deemed to be an original and all of which cou shall constitute one and the same Heads of Agreement.

23. PREVIOUS HEADS OF AGREEMENT

These Heads of Agreement hereby amend and restate the Prior Heads of Agreem Prior Heads of Agreement shall be superceded by these Heads of Agreement, su paragraph 3.6 hereof. For the avoidance of doubt, any written agreements emana Agreement (such as agreements entered into under the HEA) shall remain in accordance with their respective terms.

24. GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by the laws of the said Commonwealth of The B any suit or legal action is commenced by either party, the other party agrees, exclusive, jurisdiction of the courts of the said Commonwealth of The Bahamas.

[Signature page to follow]

THE GOVERNMENT OF THE COMMONWEALTH OF

By :

/s/ Wendell Major

Name: Wendell Major

Title: Secretary of the National Eco

KERZNER INTERNATIONAL LIMITED

By :

/s/ Solomon Kerzner

Name: Solomon Kerzner

Title: Chairman and Chief Executive

Extract from 1995 Heads of Agreement

For the purposes of Paragraph 3.6:

3.1 Schedule:

3.1.1 "Annual Licence Fee" of $100,000.00 per thousand square feet o

3.1.2 "Minimum Win Tax" of $4.3 million on gaming winnings up to $20

3.1.3 "Win Tax" of 12.5% of gaming win between $20 million and $120 :

3.1.4 "Win Tax" of 10.0% of gaming winnings in excess of $120 millio

3.2 From the period of 11 years from the said completion and opening of th will permit to be deducted from the sums payable under 3.1 above:

3.2.1 $5 million from the amount of the Annual Licence Fee;

3.2.2 45% of the annual gaming Win Tax in excess of $20 million but i

---

1 Date of completion of Phase II and opening of the Project - December 1998

Exhibit II-2-v

EX-4.8 3 a2131949zex-4_8.htm EXHIBIT 4.8

Exhibit 4.8

EXECUTION COPY

AGREEMENT IN PRINCIPLE

between

KERZNER INTERNATIONAL LIMITED,

and

NAKHEEL, LLC

Dated: September 22, 2003

AGREEMENT IN PRINCIPLE

AGREEMENT IN PRINCIPLE dated as of September 22, 2003 (this "Agreement"), between Kerzner International Limited, a Bahamian corporation ("KZL"), and Nakheel, LLC ("Nakheel").

RECITALS

KZL is an internationally recognized resort and hotel developer and operator with extensive experience in developing and operating hotel and resort properties in various jurisdictions throughout the world.

Nakheel is a corporation incorporated in Dubai, the UAE.

KZL owns and operates a 2,300 room resort in the Bahamas which it operates under the brand "Atlantis".

KZL and Nakheel believe that the development of an Atlantis branded resort complex on Palm Island will assist in creating the dynamic attractions necessary for the success of Palm Island, Jumeirah as a tourist destination.

KZL and Nakheel desire to form a joint venture (the "JV Entity") to develop and own Atlantis, Palm Island.

AGREEMENT

NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:

"Affiliate" means, as to a party, any corporation or other entity or person controlled by, under common control with, or which controls, directly or indirectly, such party.

"Board of Directors" means the Board of Directors of the JV Entity which shall consist of two members appointed by KZL (or one of its Affiliates) and two members appointed by Nakheel.

"Cash Contributions" means the cash contributions of $60 million to be made to the JV Entity by each of KZL and Nakheel at the Closing.

"Closing" means the closing of the transactions contemplated by this Agreement.

"Debt Financing" means the Debt Financing with commercial banks with substantially the terms set forth on Exhibit A.

"Developable Condition" means that the Site shall be in such condition, including the supply of all standard utilities and other infrastructure, such that it can support the development and operation of the Project.

"Development Services Agreement" means the Development Services Agreement to be dated as of the Closing Date between KZL (or one of its Affiliates) and the JV Entity, pursuant to which KZL (or one of its Affiliates) shall perform certain development services for the JV Entity, such Development Services Agreement to have substantially the commercial terms set forth on Exhibit B.

"Dollars" or "$" means United States Dollars.

"Equity/Mez Financing" means the private placement of Equity and Mezzanine Financing with substantially the terms set forth on Exhibit C.

"Ground Lease" means the Ground Lease Agreement pursuant to which the JV Entity shall lease the Site from Nakheel, such Ground Lease to have the substantive terms set forth on Exhibit D.

"JV Entity" means the entity to be formed by KZL Member and Nakheel, which will own the Project and all facilities located on the Site, such entity to be a limited liability corporation or such other form as the parties may agree.

"JV Formation Documents" means the certificate of incorporation, by-laws and Shareholders' Agreement or such other documents as may be agreed by the parties pursuant to which KZL and Nakheel form the JV Entity, such JV Formation Documents to include the provisions set forth on Exhibit E.

"KIML Palm Island Account" means the bank account of KIML into which each of Nakheel and KZL have deposited $500,000, and which will be used to pay for development costs pending the formation of the JV Entity.

"License Agreement" means the License Agreement pursuant to which the JV Entity will license from KZL the name "Atlantis" for use with respect to the Project, which License Agreement shall contain the provision set forth on Exhibit F.

"Management Agreement" means the Management Agreement to be dated as of the Closing Date between KZL (or one of its Affiliates) and the JV Entity, pursuant to which KZL (or one of its Affiliates) shall provide certain management services to include the substantive terms set forth on Exhibit G.

"Operative Documents" means the Development Services Agreement, JV Formation Documents, Ground Lease, License Agreement and Management Agreement.

"Project" means the Atlantis, Palm Island facilities to be developed on the Site as set forth on Exhibit H.

"Site" means the property listed on Exhibit I attached hereto on which the Project will be developed.

"Special Site Services" *means any power, infrastructure, utility or services that the Site needs to support the* Project, which are in addition to the power, infrastructure, utilities or services provided to the Site for a typical 1000-room hotel project.

ARTICLE II

Joint Development

2.1 **Joint Development of the Properties.** The parties through the JV Entity agree to jointly own the Project and the facilities to be developed on the Site in connection therewith.

2.2 **Project Development.** As soon as possible after the occurrence of the Closing, the JV Entity will begin the development of the Project on the Site.

2.3 **Formation of JV Entity.** As soon as practicable after the execution of this Agreement, the parties shall cause the JV Entity to be formed, and the equity interests of the JV Entity will be owned 50% by KZL and 50% by Nakheel. The JV Entity shall initially be capitalized with an aggregate of $5 million of shareholders' capital and shall have governance and other provisions consistent with the JV Formation Documents.

2.4 **Nature of Investor.** Each of the parties may form a wholly owned subsidiary for the purpose of holding its interest in the JV Entity.

ARTICLE III

Closing

3.1 **Closing.** At the Closing, subject to the satisfaction (or waiver by the applicable party) of the conditions set forth in Article IV hereof, KZL and Nakheel shall execute and/or deliver, or cause its respective Affiliates to execute and deliver, the following documents, and/or shall undertake or cause its Affiliates to undertake, the following actions as applicable:

(a) each of the Operative Documents shall be executed and delivered by the appropriate parties thereto;

(b) the JV Entity shall be formed (if it has not previously been formed);

(c) the Cash Contributions shall be made to the JV Entity; and

(d) the definitive documents evidencing binding commitments with respect to the Debt Financing and Equity/Mez Financing shall be executed.

3.2 **Time and Place of Closing**. The Closing shall be at 10:00 am within five business days from the date that the conditions set forth in Article IV hereof are satisfied or waived or such other date and time as agreed by the parties (the "Closing Date") and shall take place in Dubai (or such other place as the parties shall agree).

ARTICLE IV

Conditions to Closing

4.1 **Closing Conditions.** The obligations of each party hereto to consummate the transactions contemplated hereby, unless specifically waived in writing by such party, is subject to fulfillment of the following conditions on or prior to the Closing Date:

(a) **Governmental Consents**. All governmental actions, consents or approvals required to be taken or obtained that are necessary in connection with the transactions contemplated by this Agreement shall (a) have been taken, given or obtained and (b) be in full force and effect at the Closing.

(b) **Representations and Warranties**. The representations and warranties of each party contained in Article VI shall be true and correct as of the date of this Agreement, and at the Closing with the same effect as if made at and as of the Closing.

(c) **Status of the Site**. The Site shall be free and clear of all liens, claims and encumbrances. The Site shall be in Developable Condition and no condition shall exist on or about the Site that would make it unsuitable for development for its intended purposes.

(d) Debt Financing and Equity/Mez. The JV Entity shall have arranged binding commitments for the Debt Financing and Equity/Mez Financing.

(e) Exclusivity. The JV Entity shall have received adequate assurances that (i) for five years from opening that there shall be no additional dolphin swims or encounter experiences or aquariums on Palm Island, Jebel Ali and (ii) during the term of the Management Agreement there will be no additional dolphin swims or encounter experiences or aquariums on Palm Island, Jumeriah. In addition, during the term of the Management Agreement, KZL shall have a right of first refusal to develop and operate any dolphin swims or encounter experiences or aquariums on Palm Island, Jebel Ali.

(f) Legal Opinions. KZL shall have received legal opinions to the effect that the Operative Documents are valid and such other legal opinions as may be reasonably requested and are customary for commercial transactions in Dubai.

The parties agree that, without prejudicing a party's right to terminate this Agreement in accordance with its terms, in the event that any condition is not satisfied they will work in good faith to attempt to agree terms pursuant to which Closing will occur.

4.2 Financing Condition Covenant. The parties agree that in the event the condition contained in Section 4.1 (d) cannot be satisfied, they shall negotiate in good faith for 90 days to agree an alternative financing structure mutually acceptable to the parties; provided, however, nothing contained in this Section 4.2 shall prejudice a party's right to terminate this Agreement in accordance with its terms if an agreement is not reached after such 90-day period.

ARTICLE V

Exclusive Relationship

5.1 Exclusive Relationship. The parties agree that while this Agreement is in effect the JV Entity will be the exclusive vehicle through which any of them will be involved, directly or indirectly, in any water-based theme parks or any aquaria on Palm Islands, Jumeira.

ARTICLE VI

Representations and Warranties

6.1 Organization. KZL represents that it is a duly formed Bahamian corporation, and is validly existing and in good standing under the laws of the Commonwealth of The Bahamas. Nakheel represents that it is a duly formed Dubai company.

6.2 **Authority**. Each of KZL and Nakheel with respect to itself represents to the other that (a) it has full power and authority to enter into this Agreement and the Operative Documents to which it is a party, (b) the execution, delivery and performance of this Agreement and the Operative Documents (when executed by it) and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action and (c) this Agreement is, and each other Operative Document when executed and delivered will be, a legal, valid, binding and enforceable agreement of and against parties signing such document.

6.3 Conflicts. Each of KZL and Nakheel with respect to itself represents to the other that except for consents that are required and will be obtained prior to Closing, neither the execution and delivery of this Agreement or any other Operative Document (when executed) nor the consummation of the transactions contemplated hereby or thereby will (a) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default or an event of default under, its organizational documents, (b) conflict with, result in a material breach of any of the material terms, conditions or provisions of, or constitute a default or an event of default under, any instrument, agreement, contract, mortgage, indenture, deed of trust, franchise, license, judgment, order, award or decree to which it or one of its Affiliates, or any of their property, is bound or (c) require the approval, consent or authorization of, or the making of any declaration, filing or registration with, any federal, state or local court, governmental authority or regulatory body.

6.4 *Litigation*. Each of KZL and Nakheel with respect to itself represents to the other that there are no actions, suits, proceedings, judgments or court orders or decrees pending or, to its knowledge, threatened, which would reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement or any Operative Document (when executed by it).

6.5 No Governmental Action. Each of KZL and Nakheel with respect to itself represents to the other that, to the best of its knowledge, it is not subject to any pending or threatened action, suit, proceeding, hearing, investigation of, in or before any governmental or regulatory office or authority which, if adversely decided, would have a material adverse effect on such party or its business reputation, the formation of the JV Entity, or the ownership, development, operation, management of the Project.

ARTICLE VII

Covenants

7.1 Further Assurances. Following the execution and delivery of this Agreement, each party shall take all reasonable actions necessary or appropriate to ensure that the conditions to the Closing are timely satisfied. From and after the Closing, each party shall do, execute and perform all such other acts, deeds and documents as may be from time to time reasonably required in order to carry out fully the intent and purposes of this Agreement.

7.2 **Assignment**. Each party may assign its rights and obligations hereunder to a wholly-owned Affiliate; provided, however, such assigning party shall not be released from its obligation hereunder. Except as provided above, neither this Agreement nor any Operative Documents, may be assigned by any party without the prior written consent of the other party, which consent may be withheld at its sole discretion. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other person or entity shall have any right, benefit or obligation under this agreement as a third party beneficiary or otherwise.

7.3 **Confidential Information**. Each party hereby agrees that any information provided at any time to such party by the other party in connection with the negotiation, performance or enforcement of this Agreement which has not been generally disclosed to the public or which the other party did not already have knowledge of independent of the disclosure as part of this transaction (the "Confidential Information"), including, without limitation, any information contained in proprietary software systems, any management techniques and any customer and database information provided to the JV Entity (except as expressly permitted hereunder), shall be kept in confidence; provided, however, that any of such information may be disclosed to a party's employees, agents, attorneys, auditors, accountants, financial advisors, banks or other financial sources that need to know such Confidential Information (it being agreed that such representatives or persons will be informed by such party of the confidential nature of such Confidential Information and directed to treat such Confidential Information confidentially, and that such party will be responsible for any disclosures of Confidential Information by its representatives). In the event that a party becomes legally compelled to disclose any Confidential Information, such party shall provide the other party with prompt prior written notice of such requirement so that the other party may seek a protective order or other appropriate remedy unless such notice is prohibited by law. In the event such protective order or other remedy is not obtained, the party legally compelled to disclose such Confidential Information agrees to disclose only that portion of the Confidential Information which, in the opinion of such party's counsel, is legally required to be disclosed. The parties acknowledge and agree that, notwithstanding the provisions of this Section 7.3, the parties shall be entitled to disclose and use the Agreed Description (as defined in Section 7.4 hereof) of the relationship of the parties.

7.4 **Publicity**. Neither party shall issue or make, or allow any Affiliate to issue or make, any press release or public announcement relating to the subject matter of this Agreement without the prior approval of the other party; provided, however, that any party or an Affiliate of any party may make any public disclosure it believes in good faith is required by applicable law, any listing or trading agreement concerning its publicity-traded securities or in connection with any governmental filings (in which case the party which intends to issue such press release or make such public announcement will advise the other party prior to making the disclosure and provide the other party opportunity to comment upon the release or announcement). The parties shall, as soon as practicable after the date hereof, use their reasonable best efforts to agree on one or more descriptions of the relationship of the parties hereunder (an "Agreed Description"). At any time prior to the termination of this Agreement, the parties shall be entitled to use the Agreed

Description in all communications, advertising, announcements and other materials used in connection with the conduct of their respective business.

7.5 Activities Pending Closing. The parties agree to work together on a development plan for the Project and agree that all out-of-pocket costs associated with the development plan pending the formation of the JV Entity shall be paid from the KIML Palm Island Account. After the formation and capitalization of the JV Entity in accordance with Section 2.3, all development costs shall be paid by the JV Entity. The budget for such development plan shall be agreed between KZL and Nakheel.

ARTICLE VIII

Termination and Remedies

8.1 General Termination. Each party shall have the right to terminate this Agreement by delivery of thirty (30) days written notice thereof to the other party in the event the Closing has not occurred by March 31, 2004 or such later date as the parties may agree.

8.2 KZL Termination. Prior to the Closing, either party shall have the right to terminate this Agreement without liability if it reasonably believes, based on advice from the financial advisor appointed by the parties, that the Debt Financing or Equity/Mez Financing would not be available on terms reasonably acceptable, provided that this termination right is only exercised following a consultation meeting between the parties.

8.3 Effect of Termination. Notwithstanding the termination of this Agreement as provided in Section 8.1 hereof, the provisions of Section 7.3 (Confidential Information) shall continue in full force and effect. In the event of the transactions contemplated herein do not close (i) each party shall be responsible for all of its costs and expenses associated with the preparation and negotiation of this Agreement and the Operative Documents, (ii) the parties will share equally all costs and expenses associated with the development plan (provided that such costs and expenses were agreed by the parties) and (iii) to the extent that the JV Entity had already been formed, it shall be dissolved and all unused cash in the JV Entity or the KIML Palm Island account, after satisfaction of items included in item (ii) above, will be returned to the parties in equal shares.

8.4 Remedies. Any termination in accordance with the terms of this Agreement shall be without liability; provided however, in the event either party fails to perform its obligations hereunder, the other party shall have all rights and remedies available at law or in equity, including, where appropriate, injunctive relief without bond or surety.

ARTICLE IX

Miscellaneous

9.1 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or by courier service at a party at the following address (or to such other address as such party may have specified by notice given to the other parties pursuant to this provision):

If to KZL:

Kerzner International Limited
2-4 Packhorse Road
Gerrards Cross
Buckinghamshire
England, United Kingdom
SL9 7QE

Attention: Charles D. Adamo
Executive Vice President
Corporate Development & General Counsel
Facsimile No. +44 (0)1753 899808

If to Nakheel:

Nakheel, LLC
P.O. Box 1700
Dubai, United Arab Emirates

Attention: Hamid Kazim

9.2 Governing Law; Arbitration. This Agreement, and the application or interpretation thereof, shall be exclusively governed by its terms and by the internal laws of England. In the event of any dispute between the parties arising out of or relating to this Agreement, representatives of the parties shall, within 21 days service of written notice from either party to the other (a "Dispute Notice"), hold a meeting (a "Dispute Meeting") in an effort to resolve the dispute. Each party shall use all endeavours to send a representative who has authority to settle the dispute to attend the Dispute Meeting. Following the expiry of 30 days after the service of a Dispute Notice, any dispute which is not resolved, whether or not a Dispute Meeting has been held, shall at the request of either party, be referred to arbitration for final settlement under the Rules of the London Court of International Arbitration (the "Rules") by one arbitrator who shall be appointed in accordance with the Rules. The place of arbitration shall be London, and the language of the arbitration shall be English.

9.3 Entire Agreement; Amendments; Waivers. This Agreement contains the entire understanding of the parties hereto with regard to the subject matter contained herein. The parties hereto, by mutual agreement in writing, may amend, modify and supplement this Agreement. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be

construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

9.4 **Execution in Counterparts**. This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when KZL and Nakheel each shall have executed one counterpart.

9.5 **Partial Invalidity**. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement but the parties hereto shall use their reasonable good faith efforts to modify or reformulate other provisions contained herein as necessary or appropriate to implement fully the provisions contained in this Agreement.

9.6 **No Third Party Beneficiaries**. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any person other than the parties hereto and permitted successors and assigns any right, remedy or claim under or by reason of this Agreement.

9.7 **Currency**. Unless otherwise specified in any of the Operative Documents, all transactions between the JV Entity and the parties or any of their respective Affiliates shall be denominated in U.S. dollars.

9.8 **Titles and Headings**. Titles and headings to Sections herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or have caused this agreement to be duly executed on their respective behalf by their respective officers thereunto duly authorized, as of the day and year first above written.

KERZNER INTERNATIONAL LIMITED,
a Bahamas corporation

By:/s/ Charles D. Adamo
Name:Charles D. Adamo
Title: Executive Vice President
Corporate Development &
General Counsel

NAKHEEL, LLC

By /s/ Sultan Ahmed Bin Sulayem
Sultan Ahmed Bin Sulayem

Exhibit II-2-w

Final 11.3.02

DATED 11 March 2002

WEMBLEY PLC

and

KEITH PROWSE LIMITED

AGREEMENT
for the sale and purchase of the
entire issued share capital of
WEMBLEY SPORTS ARENA LIMITED

Nabarro Nathanson
The Anchorage
34 Bridge Street
Reading RG1 2LU

Tel: 0118 950 4700
Fax: 0118 950 5640

S3750/00001/259861v2

CONTENTS

AGREEMENT FOR SALE AND PURCHASE OF SHARES

DATE 11 March 2002

PARTIES

(1) WEMBLEY PLC (incorporated and registered in England and Wales under company number 226267) the registered office of which is at Elvin House, Stadium Way, Wembley, Middlesex, HA9 0DW (the "Seller");

(2) KEITH PROWSE LIMITED (incorporated and registered in England and Wales under company number 4331188) the registered office of which is at 5 Fairmile, Henley on Thames, Oxon RG9 2JR (the "Purchaser").

IT IS AGREED AS FOLLOWS:

1. DEFINITIONS

1.1 **General definitions**

In this agreement, the following definitions apply:

"Accounts"

the audited balance sheet and profit and loss account of the Company as at and for the period ended on the Accounts Date together with the notes and reports and other documents annexed to them;

"Accounts Date"

31 December 2001;

"Accounting Standards"

FRSs, SSAPs and abstracts issued by the Urgent Issues Task Force;

"Agreed Form"

in a form agreed by and initialled by or on behalf of the relevant parties;

"Business"

the business currently carried on by the Company comprising the provision of corporate hospitality services and sports tours;

"Business Day"

a day other than Saturday, Sunday or a day on which banks are authorised to close in London;

"Business Intellectual Property Rights"

all Intellectual Property Rights in any one or more of the following categories, namely:

(a) those that are used, enjoyed, exploited or held for use in, or in connection with, the Business;

(b) those that have been so used, enjoyed, exploited or held prior to Completion and are subsisting; and

(c) those pertaining to future products, services or activities that are or have been under development, which are suitable or intended for use, enjoyment or exploitation by the Company in the Business or any extension or development of the Business;

"Business Names"

the names "Keith Prowse" and "Keith Prowse Hospitality";

"Business Sign"

any trade mark or service mark, trade name or business name, domain name, logo, trading style or other sign used in or which has been registered or acquired for the purposes of the Business;

"Charges Schedule"

the schedule of management and other charges to be levied on the Company prior to Completion by the Seller in the Agreed Form;

"Claim"

a Warranty Claim and/or a Tax Deed Claim;

"Companies Act"

the Companies Act 1985;

"Company"

Wembley Sports Arena Limited, details of which are set out in schedule 1;

"Completion"

completion of the sale and purchase of the Shares in accordance with clause 5;

"Completion Date"

the time and date originally set for Completion pursuant to clause 5 or, if Completion is deferred pursuant to that clause, the time and date to which Completion is deferred;

"Connected Person"

a connected person as defined in section 839 of the Taxes Act;

"Consideration"

the consideration payable by the Purchaser to the Seller for the Shares as set out in clause 4;

"Deed of Surrender"

means the Deed of Surrender dated 6 March 2002 made between Gideon 1 Limited and Gideon 2 Limited (1) and the Company (2) relating to part of the Music Centre, Engineers Way, Wembley;

"Deferred Consideration"

the sum of £550,000, payment to be deferred for two years from the date of this Agreement (subject to earlier repayment at the Purchaser's option);

"Directors"

the persons listed as directors of the Company at the date of this agreement in schedule 1;

"Disclosure Letter"

a letter of the same date as this agreement from the Seller to the Purchaser;

"FRS"

a Financial Reporting Standard adopted or issued by the Accounting Standards Board Limited;

"Initial Consideration"

£5,000,000;

"Intellectual Property"

patents, trade marks, rights in design (registered and unregistered) copyright (including rights in computer software), business or trade names and all other industrial or intellectual property or other rights or forms of protection of a similar nature or having similar effect in any part of the world and rights in and in relation to them and, where appropriate, applications for any of them and the right to apply for any of them;

"Intercreditor Agreement"

a deed in the Agreed Form duly executed by the Purchaser, Lloyds TSB Bank plc, Northern Venture Trust PLC, Northern Investors Company PLC, Northern 2 VCT PLC, Northern AIM VCT PLC and Northern 3 VCT PLC and the Seller;

"Interest Rate"

4% over the base lending rate for the time being of Barclays Bank plc on the basis of a 365 day year;

"IRSPSS"

means the Inland Revenue Savings, Pensions, Share Schemes;

"Keith Prowse GPP"

means the Keith Prowse Limited Group Personal Pension Plan with Friends Provident;

"Lease"

the new Lease of the Property in the Agreed Form;

"Management"

means P K Selby, A K Than and G Cohen;

"Members"

means the employees and directors of the Company who are entitled to benefit under the Wembley Scheme, the Wembley GPP and the Keith Prowse GPP as applicable;

"Property" or "Premises"

means the property to be demised by the Lease referred to in schedule 2;

"Purchaser's Accountants"

Hurst Morrison Thomson of 5 Fairmile, Henley on Thames, Oxon, RG9 2JR;

"Purchaser's Group"

the Purchaser and its subsidiaries from time to time including, after Completion, the Company;

"Purchaser's Group Company"

any company within the Purchaser's Group;

"Purchaser's Solicitors"

Nabarro Nathanson of The Anchorage, 34 Bridge Street, Reading RG1 2LU;

"Restricted Services"

the provision of corporate hospitality services and sports tours;

"Seller's Accountants" or "Auditors"

Ernst & Young of Becket House, 1 Lambert Palace Road, London SE1 7EU;

"Seller's Group"

the Seller and its subsidiaries from time to time;

"Seller's Group Company"

any company within the Seller's Group;

"Seller's Solicitors"

Memery Crystal of 31 Southampton Row, London WC1B 5HT;

"Shares"

2 ordinary shares of £1.00 each and 400,000 7.5% Cumulative Redeemable Preference Shares of £1 each;

"SSAP"

a Statement of Standard Accounting Practice issued by the Accounting Standards Committee and adopted by the Accounting Standards Board Limited;

"subsidiary"

a subsidiary as defined in section 736 of the Companies Act;

"Warranties"

the warranties, representations and undertakings made by the Seller in clause 6.1 in relation to the statements set out in schedule 3;

"Warranty Claim"

a claim by the Purchaser against the Seller for breach of any of the Warranties;

"Wembley Directors"

B.N. Potter and M. Elliott;

"Wembley GPP"

means the Wembley plc Group Personal Pension Plan with Legal & General;

"Wembley Scheme"

means the Wembley 1989 Pension Scheme established by an Interim Trust Deed dated 30 May 1989 and currently governed by an Initial Definitive Trust Deed dated 29 September 1994, of which the Seller is the principal sponsoring employer;

"Wimbledon Contract"

means a tours and hospitality agreement dated 23 September 2001 between the All England Lawn Tennis & Croquet Club, the Company and the Seller;

"Wimbledon Novation"

means an agreement in Agreed Form, inter alia, novating the Wimbledon Contract to the Purchaser;

"1993 Act"

means the Pension Scheme Act 1993;

"1995 Act"

means the Pensions Act 1995;

1.2 **Tax definitions**

"Event"

an event as defined in the Tax Deed;

"FA"

the Finance Act 1996;

"Tax" or "Taxation"

tax or taxation as defined in the Tax Deed;

"Tax Authority"

a tax authority as defined in the Tax Deed;

"Tax Deed"

the tax deed to be entered into in the Agreed Form;

"Tax Deed Claim"

a claim under the Tax Deed;

"Taxes Act"

the Income and Corporation Taxes Act 1988;

"TCGA"

the Taxation of Chargeable Gains Act 1992;

"VAT"

United Kingdom value added tax;

"VATA"

the Value Added Tax Act 1994.

2. INTERPRETATION

2.1 In this agreement:

2.1.1 the contents page and clause headings are for convenience only and do not affect its construction;

2.1.2 words denoting the singular include the plural and vice versa;

2.1.3 words denoting one gender include each gender and all genders.

2.2 In this agreement, unless otherwise specified or the context otherwise requires, a reference to:

2.2.1 a person is to be construed to include a reference to any individual, firm, partnership, company, corporation, association, organisation or trust (in each case whether or not having a separate legal personality);

2.2.2 a document, instrument or agreement (including, without limitation, this agreement) is a reference to any such document, instrument or agreement as modified, amended, varied, supplemented or novated from time to time;

2.2.3 a clause or schedule is a reference to a clause of or schedule to this agreement and a reference to this agreement includes its schedules;

2.2.4 a paragraph is a reference to a paragraph of the schedule in which the reference appears;

2.2.5 a statutory provision is to be construed as a reference to such provision as amended, consolidated or re-enacted from time to time and to any orders, regulations, instruments or other subordinate legislation (and relevant codes of practice) made under the relevant statute except to the extent that any amendment, consolidation or re-enactment coming into force after the date of this agreement would increase or extend the liability of any party to this agreement to any other party;

2.2.6 a reference to "*so far as the Seller is aware*" shall be deemed to include only the actual knowledge, information, belief or awareness of the Wembley Directors, Diana Bromley and Paul Lorber; and

2.2.7 a reference to writing shall include any mode of reproducing words in a legible and permanent form.

3. SALE AND PURCHASE

3.1 The Seller shall sell and transfer and the Purchaser shall purchase the Shares with effect from Completion.

3.2 The Seller covenants with the Purchaser that:

3.2.1 the Shares constitute the whole of the allotted share capital of the Company;

3.2.2 the full legal and beneficial interest in the Shares will be transferred to the Purchaser at Completion on the terms set out in this agreement;

3.2.3 the Shares will be sold free from all options, claims, liens, charges, equities, encumbrances and adverse rights of any description and together with all rights attached to them at the date of this agreement or subsequently becoming attached to them;

3.2.4 it shall (and shall procure that any necessary third party shall) at its own expense, do, execute and perform all such further acts, deeds, documents and things as the Purchaser may reasonably request to vest any of the Shares in the Purchaser;

3.2.5 no person is entitled or has claimed to be entitled to require the Company to issue any share or loan capital either now or at any future date, whether contingently or not.

3.3 The Seller waives (and shall procure the waiver of) all restrictions on transfer (including pre-emption rights) which may exist in relation to the Shares under the articles of association of the Company or otherwise.

3.4 The Seller hereby waives all rights to receive any dividends on the Shares declared, accrued or due and not paid prior to Completion.

3.5 The Seller hereby agrees to indemnify and keep indemnified the Purchaser on demand against any losses, costs, claims, damages or demands arising from any breach by the Seller of the covenant set out in clause 3.2.

3.6 The Seller and the Purchaser shall each comply following Completion with the provisions of schedule 2.

4. CONSIDERATION

4.1 The consideration for the sale of the Shares shall be the aggregate of the Initial Consideration and the Deferred Consideration.

4.2 **Payment of Deferred Consideration**

On (or before, at the option of the Purchaser) the second anniversary of the date of this agreement, the Purchaser shall pay to the Seller the Deferred Consideration together with interest at the Interest Rate (which shall accrue daily and be paid annually in arrears) on the amount of the Deferred Consideration from time to time outstanding by clearing house automated payment system transfer to such bank account as the Seller shall nominate.

4.3 The Seller hereby covenants that since the Accounts Date the Company has not made any distribution, dividend, management charge or other payment to any Seller Group Company save for the amounts set out in the Charges Schedule and hereby undertakes to pay to the Purchaser on demand £1 for each £1 by which the amount of such payments exceeds £139,394.54.

4.4 It is hereby agreed and declared that any payments made by any Seller Group Company to the Purchaser pursuant to clause 4.3 shall be deemed to be a reduction in the Consideration.

5. COMPLETION

5.1 Time and place of Completion

Completion shall take place at the offices of the Purchaser's Solicitors immediately after signing this Agreement.

5.2 Seller's delivery obligations

At Completion, the Seller shall deliver (or procure to be delivered) to the Purchaser:

5.2.1 a duly executed transfer of the Shares to the Purchaser and/or its nominee(s) together with the definitive share certificates in respect of the Shares in the names of the relevant transferors or an indemnity in the Agreed Form in relation to any missing certificates;

5.2.2 evidence to the Purchaser's reasonable satisfaction of the authority of any person executing this agreement or any document to be executed pursuant to it of the Seller;

5.2.3 duly executed powers of attorney in the Agreed Form in favour of the Purchaser executed by the registered holder of the Shares;

5.2.4 any waivers, consents or other documents necessary to vest in the Purchaser the full legal and beneficial interest in the Shares and to enable the Purchaser and/or its nominee(s) to be registered as owners of them;

5.2.5 written resignations and releases executed as deeds in the Agreed Form from all persons who, immediately prior to Completion, were directors or secretaries of the Company;

5.2.6 written resignation of the Auditors as auditors of the Company with effect from Completion by notice in accordance with section 392 of the Companies Act containing a statement in accordance with section 394(1) of the Companies Act together with confirmation that they have no claims against the Company for unpaid fees or expenses;

5.2.7 the statutory registers and other books of the Company made up to date, the certificate of incorporation and certificate of incorporation on change of name, the common seals and copies of the memorandum and articles of the Company;

5.2.8 a letter in the Agreed Form from the Seller executed as a deed irrevocably and unconditionally releasing and discharging the Company from all obligations, indebtedness or liabilities to any Seller Group Company;

5.2.9 an undertaking from the Sellers solicitors that they have received in their client account the amount of £890,519.83 by way of settlement of the intra group indebtedness between the company and the Seller Group Companies and that this will be transferred to the company's bank account at Barclays Bank plc, 50 Pall Mall, London SW1A 3GB, account no 80175218, sort code 20-03-53 on Completion;

5.2.10 the Tax Deed, the Intercreditor Agreement and the Wimbledon Novation duly executed in each case as a deed by the Seller;

5.2.11 the written resolution of the Company in the Agreed Form duly executed by the Seller;

5.2.12 all cheque books and computer cheques in current use of the Company which are in the possession of the Seller and all papers, books, records, keys, credit cards and other property

of the Company in the possession or under the control of the Seller or any officer or employee of the Company resigning at Completion;

5.2.13 the counterpart Deed of Surrender duly executed; and

5.2.14 the duplicate of a letter in the Agreed Form from the Company to (and countersigned on behalf of) the Landlord (as defined in Schedule 2) relating to Elvin House, Stadium Way, Wembley which is to be given on or before Completion; and

5.2.15 the original Lease executed by the Landlord (as defined in schedule 2).

5.3 **Seller's performance obligations**

At Completion, the Seller shall procure that a meeting of the directors of the Company shall be held at which it is resolved to:

5.3.1 approve the transfer of the Shares and (subject to them being duly stamped) the registration of the Purchaser and/or its nominee(s) as members in respect of the Shares;

5.3.2 revoke all existing bank mandates and to issue such new mandates to banks as the Purchaser may require;

5.3.3 appoint such persons as the Purchaser may nominate as auditors of the Company with immediate effect;

5.3.4 appoint such persons as the Purchaser may nominate as directors and secretary of the Company with immediate effect;

5.3.5 change the registered office of the Company to such place as the Purchaser may nominate;

5.3.6 record the resignations of officers and auditors referred to in this clause 5; and

5.3.7 pass such other resolutions as the Purchaser may reasonably require.

5.4 **Purchaser's obligations**

Upon completion of all matters referred to in clauses 5.2 and 5.3 the Purchaser shall:

5.4.1 pay to the Seller the Initial Consideration in cash by way of a clearing house automated payment system transfer to the client account of the Seller's Solicitors with Barclays Bank plc, London Corporate Banking, P O Box 544, 1st Floor, 54 Lombard Street, London EC3V 9EX, account number 80646970, sort code 20-05-75 and the Seller's Solicitors are authorised to receive such payment on behalf of the Seller and payment to them will be a good and sufficient discharge to the Purchaser and the Purchaser will not be further concerned as to the application of the moneys so paid;

5.4.2 deliver (or procure the delivery of) to the Seller the Tax Deed duly executed by the Purchaser;

5.4.3 deliver to the Seller the Wimbledon Novation procuring the release of the guarantee given by the Seller of the Wimbledon Contract duly signed by all relevant parties (except the Seller);

5.4.4 deliver to the Seller the Intercreditor Agreement; and

5.4.5 deliver to the Seller the counterpart Lease duly executed by the Purchaser.

5.5 **Failure to comply**

If the Seller or the Purchaser shall fail fully to comply with any of its respective obligations under clauses 5.2, 5.3 and 5.4 on the date fixed for Completion the Purchaser or the Seller shall, without prejudice to any other rights or remedies which it may have, be entitled to:

5.5.1 defer Completion with respect to some or all of the Shares to a date not less than 7 nor more than 28 days after that date (in which case the provisions of this clause 5.5.1 shall also apply to Completion as so deferred); or

5.5.2 terminate this agreement; or

5.5.3 proceed to Completion so far as is practicable.

6. WARRANTIES

6.1 The Seller warrants, represents and undertakes to the Purchaser in the terms of the statements set out in schedule 3 as at the date of this agreement.

6.2 The Seller acknowledges that the Purchaser in entering into this agreement has relied on the Warranties.

6.3 The Seller agrees with the Purchaser (in the absence of fraud) to waive any right or remedy which the Seller may have against the Company or any present or former director, employee or agent of the Company in connection with any representation, warranty, agreement or statement by any such person in relation to this agreement and any other document to be executed in connection with it.

6.4 Each of the Warranties shall be construed as a separate and independent provision.

6.5 The Purchaser hereby warrants to the Seller that:

6.5.1 the Purchaser has full power and authority without requiring the consent of any person to enter into and perform its obligations under this agreement and all documents in Agreed Form requiring execution by the Purchaser;

6.5.2 this agreement and all documents in Agreed Form requiring execution by the Purchaser will, when executed, constitute lawful, valid and binding obligations of the Purchaser in accordance with their respective terms; and

6.5.3 the Purchaser has taken all necessary corporate or other action to authorise the execution, delivery and performance of this agreement and all documents in Agreed form.

7. LIMITATIONS TO THE WARRANTIES

7.1 ***Maximum amount of liability***

The aggregate liability of the Seller for all Claims shall not exceed the total amount of the Consideration paid for all the Shares.

7.2 **Minimum amount of liability**

The Seller shall have no liability in respect of a Claim if the amount of the Warranty Claim is less than £1,000 and unless the aggregate liability agreed or determined (excluding related interest and costs) in respect of all Claims of £1,000 or more exceeds £50,000, provided that if such aggregate liability exceeds that amount, then the Seller shall be liable for the whole of the liability and not just the excess.

7.3 **Time limits**

No Claim shall be made against the Seller unless notice in writing is given to the Seller by the Purchaser:

7.3.1 on or before the date falling 18 months after Completion in respect of a Warranty Claim (other than in respect of a Warranty Claim relating to Taxation); or

7.3.2 on or before the date falling 6 years after the end of the current accounting period of the Company in respect of a Warranty Claim relating to Taxation or a Tax Deed Claim.

7.4 **Exclusion of claims**

The Seller shall have no liability in respect of any Warranty Claim to the extent arising from any matter, act, omission or circumstance fairly disclosed in the Disclosure Letter or in the documents annexed to it.

7.5 **Non-applicability in the event of fraud**

The exclusions and limitations set out in this clause 7 shall not apply in relation to Claims which arise, or to the extent to which they arise or are increased, as the consequence of, or which are delayed as a result of, fraud, wilful misconduct or wilful concealment by any Seller Group Company or any Wembley Director.

7.6 **Warranties**

The Purchaser acknowledges that in entering into this agreement it has relied only on the Warranties and that (in the absence of fraud, wilful misconduct or concealment) it will not have any right or remedy arising out of any representation, warranty, agreement or statement not set out in this agreement.

7.7 **Mitigation**

Nothing in this agreement shall operate to reduce the Purchaser's common law duty to mitigate any loss giving rise to any Warranty Claim and the Purchaser shall be under a duty so to mitigate.

7.8 **No Double Counting**

Where the same facts or circumstances could give rise to more than one Claim, the Purchaser shall not be entitled to recover more than once for the same loss, so that, in calculating the amount payable for breach of any of the Warranties or under the Tax Deed, account shall be taken of any amount paid under the Warranties and/or the Tax Deed in respect of the same facts or circumstances.

7.9 **Contingent Liabilities**

The Seller shall have no liability for a Warranty Claim which is contingent only unless and until such contingent liability becomes an actual liability and is due and payable, and provided the Purchaser serves notice of the Warranty Claim within the time limits set out in clause 7.3 a contingent Warranty Claim may still be pursued once it becomes an actual liability whether or not this occurs outside the time limits set out in clause 7.3.

7.10 Miscellaneous

The Seller shall have no liability in respect of any Warranty Claim to the extent arising from the passing of, or change in, after the date of this agreement, any law, regulation or rule of any government, governmental department, agency or regulatory body (including any stock exchange) or any judgment delivered after the date of this agreement or any increase in the rates of Taxation or any imposition of Taxation not in effect at the date of this agreement.

7.11 **Insurance**

The Seller shall have no liability in respect of any Warranty Claim to the extent that the Purchaser actually recovers the loss in relation to such Warranty Claim under a policy of insurance in favour of the Company or the Purchaser, less the costs of such insurance policy, the costs of recovery and the cost of any increased premium as a result of the claim and the Purchaser hereby agrees to pursue all claims under any policies of insurance relating to any Warranty Claim.

7.12 **Claims Against Third Parties**

If the Seller has paid to the Purchaser any amount in respect of a Warranty Claim and the Company or the Purchaser subsequently receives or recovers from a third party (including an insurer) a sum in relation to such Warranty Claim, the Purchaser shall repay to the Seller the amount so received or recovered up to the amount which has actually been paid by the Seller in respect of such Warranty Claim, less the Purchaser's costs of recovery.

8. PURCHASER'S REMEDIES

If, in respect of or in connection with any Warranty Claim, any amount payable to the Purchaser by the Seller is subject to Tax, the amount to be paid to the Purchaser by the Seller shall be such as to ensure that the net amount retained by the Purchaser after Tax has been taken into account is equal to the full amount which would have been payable to the Purchaser had the amount not been subject to Tax.

9. RESTRICTIVE COVENANTS

9.1 **Restrictions**

The Seller undertakes to and covenants with the Purchaser that it will not (and will procure that no Seller's Group Company will for so long as it remains part of the Seller's Group) either on their own account or jointly with, or as manager, agent, officer or otherwise on behalf of, any other person, directly or indirectly save in respect of carrying on the business

of The Corporate Innovations Company Limited (company number 02844684) ("**Corporate Innovations**") only as currently carried out:

9.1.1 for a period of five years from Completion carry on or be engaged or interested in any business which competes with the Business save that it may hold (alone or when aggregated with the holdings of any other Seller's Group Company shares or debentures in a company the shares in which are traded on a recognised investment exchange (as defined in the Financial Services & Markets Act 2000) and which confer not more than 3% of the votes that may be cast at a general meeting of the Company);

9.1.2 for a period of five years from Completion canvass, solicit or approach on behalf of a business which competes with the Business any person for the purpose of offering to that person Restricted Services or supply on behalf of a business which competes with the Business Restricted Services to any person who was:

(a) provided with Restricted Services by the Company at any time during the 2 years up to and including Completion; or

(b) negotiating with the Company for the supply of Restricted Services at any time during the year up to and including Completion;

9.1.3 for a period of five years from Completion, solicit or entice away or endeavour to solicit or entice away from the Company on behalf of a business which competes with the Business any person employed in an executive, technical or sales capacity at Completion with a view to inducing that person to leave such employment and to act for another employer in the same or a similar capacity in relation to the same field of work;

9.1.4 (without prejudice to the Company's rights to enforce the Business Intellectual Property Rights or take passing off action to protect the Business Names or Business Signs following completion) at any time use the Business name of the Company or any similar name or any variation of it which is likely to be confused with it or Business Sign in connection with any business which competes with the Business;

9.1.5 at any time after Completion disclose (save to the extent required by law) or use, for its own benefit or that of any other person, any confidential information which is in its possession concerning the business or affairs of the Company or of any person having dealings with the Company.

9.2 Reasonableness

The restrictions in clause 9.1 are considered to be reasonable by the parties for the legitimate protection of the business and goodwill of the Company but each of them is distinct and severable from the others and if at any time one or more of such restrictions is determined to be unenforceable (whether wholly or to any extent) the enforceability of the remaining restrictions (or the same restriction to any other extent) shall not in any way be affected or impaired.

9.3 Further restrictions

The Seller agrees that it will procure that every other Seller's Group Company (save for Corporate Innovations) will at the request and cost of the Purchaser enter into a further agreement with the Company pursuant to which it will accept restrictions corresponding to the restrictions in this agreement (or such of them as the Purchaser in its absolute discretion

shall deem appropriate). In exercising any right as trustee for the Company under this agreement, the Purchaser shall be entitled to limit the action it takes to such action as it may, in its absolute discretion, consider reasonable.

10. RIGHTS OF SET OFF

10.1 In the event that prior to the date on which the Deferred Consideration would otherwise become due in accordance with the terms of this agreement ("Relevant Date") the Purchaser shall have given notice to the Seller of a claim under or arising out of or in connection with this agreement or the Warranties or the Tax Deed the following provisions shall apply if the Purchaser wishes to set-off the amount claimed against the Deferred Consideration:

10.1.1 to the extent that any such claim shall have been Settled (as defined below) in favour of the Purchaser but shall not have been paid by the Seller prior to the Relevant Date the Purchaser shall be entitled to treat its obligations hereunder to pay in whole or in part the Deferred Consideration on the Relevant Date as being reduced by the Settlement Amount (as defined below);

10.1.2 to the extent that such claim shall not have been Settled then provided, prior to the Relevant Date, a notice of claim shall have been sent by the Purchaser to the Seller and the Seller has received a written opinion of Counsel (instructed in accordance with clause 10.4 below) to the effect that the Purchaser is likely to succeed on the balance of probabilities in its claim aforesaid and specifying the quantum which is Counsel's best estimate of the amount which the Purchaser will recover in the event of a successful claim then(subject to clause 10.1.3 below) an amount equal to such estimate shall not be paid on the date on which the Deferred Consideration would otherwise be payable but shall be retained by the Purchaser pending settlement or final adjudication of the claim;

10.1.3 where any sum is retained pursuant to Clause 10.1.2 above but the Purchaser shall not have served a writ or statement of claim on the Seller within 6 months of the date of the notice of claim, the Purchaser shall no longer be entitled to retain any sum from the Deferred Consideration pursuant to this clause and shall forthwith pay the amount retained to the Seller without set-off, deduction, counterclaim or credit together with accrued interest thereon accruing at the Interest Rate until the Relevant Date and from the Relevant Date at the rate the Purchaser is reasonably able to obtain from its bankers until the date of payment;

10.1.4 following the settlement of the claim the Purchaser shall be entitled to retain a sum equal to the Settlement Amount and the balance of the Deferred Consideration due on the Relevant Date but retained pursuant to Clause 10.1.2 shall be paid by the Purchaser to the Seller together with accrued interest thereon accruing at the Interest Rate until the the Relevant Date and thereafter at the rate the Purchaser is reasonably able to obtain from its bankers until the date of payment;

10.1.5 the Seller shall, on demand, repay to the Purchaser any interest paid to it in accordance with clause 4.2 on the Deferred Consideration to the extent it relates to the Settlement Amount;

10.2 A claim shall be regarded as "Settled" for the purpose of this clause if either:

10.2.1 the Seller and the Purchaser (or their respective Solicitors) shall so agree in writing such written agreement not to be unduly withheld or delayed following any oral agreement between the parties; or

10.2.2 a Court has awarded judgment in respect of the claim and either no right of appeal lies in respect of such judgment or the parties are debarred whether by passage of time or otherwise from exercising any such right of appeal or the parties in whose favour the right of appeal subsists fails to lodge such appeal within 28 days of such judgment; or

10.2.3 the Purchaser discontinues its claim.

10.3 The Settlement Amount shall be the sum which the Seller has agreed to pay the Purchaser or the Court has adjudged to be due, including the Purchaser's costs relating thereto to the extent such costs are agreed or assessed by the Court.

10.4 For the purposes of clause 10.1.2 the Purchaser and the Seller shall jointly select the Counsel to be instructed who shall be of such age and experience as is commensurate with the nature of and sums involved in the claim being made. The Counsel shall be instructed jointly (at the joint cost of the Seller and the Purchaser) by the Purchaser's Solicitors and the Sellers Solicitors who shall both approve the written instructions to Counsel (such approval not to be unreasonably withheld or delayed) and each party shall be entitled to inspect all documents sent to Counsel provided that if Seller's Solicitors shall not have given such approval within 14 days of written request by the Purchaser's Solicitors the Purchaser shall be entitled to instruct Counsel without further reference to the Seller. Where the Purchaser and the Seller are unable to agree on an appropriate Counsel within 14 days of either party proposing a suitable person, Counsel shall be selected by the Purchaser providing a list of 5 suitable Counsel who are available and free from any conflict of interests and (in the absence of agreement by the Seller on any of the names) the first name on the list shall be appointed.

11. PENSIONS

11.1 The Seller undertakes to indemnify the Purchaser and the Company and to keep indemnified the Purchaser and the Company against any liability to contribute to the Wembley Scheme arising under Section 75 of the 1995 Act.

11.2 The Purchaser undertakes to procure that the Company or the Purchaser will pay company contributions and deduct and pay Member contributions due to the Wembley Scheme, the Wembley GPP and the Keith Prowse GPP in respect of the period between 1 March 2002 and the date of this agreement inclusive to the trustees of the Wembley Scheme and to the insurance companies operating the Wembley GPP and the Keith Prowse GPP as appropriate within the prescribed period under the 1995 Act.

12. ANNOUNCEMENTS

Each of the parties undertakes that it shall not make any announcement or issue any circular or other publicity relating to the existence or subject matter of this agreement without it being approved in writing by the other party as to its content, form and manner of publication (such

approval not to be unreasonably withheld or delayed) save that any announcement or circular required to be made or issued by any party by law or pursuant to the rules and regulations of the London Stock Exchange or other stock exchange on which the securities of that party are traded or the City Code on Takeovers and Mergers or other regulatory body may be made or issued by such party without such approval. The parties shall consult together upon the form of any such announcement or circular in relation to the subject matter of this agreement and the other party shall promptly provide such information and comment as the party making the announcement or sending out the circular may from time to time reasonably request.

13. OTHER PROVISIONS

13.1 **Costs**

Each of the parties shall pay its own costs and expenses (including legal fees and VAT (if any)) incurred by it in connection with the negotiation, preparation and execution of this agreement and the completion of the transactions contemplated by this agreement.

13.2 **Post-Completion**

This agreement shall remain in full force and effect after Completion in respect of all obligations, agreements, covenants and undertakings contained in or implied by this agreement which have not been done, observed or performed at or prior to Completion and in respect of all warranties, representations and indemnities contained in this agreement.

13.3 **Further assurance**

The Seller shall and shall procure that any third party shall do, execute and perform all further acts, deeds, documents and things as may be reasonably requested from time to time in order to implement all the provisions of this agreement.

13.4 **Variation**

No variation of this agreement shall be effective unless agreed in writing by or on behalf of each of the parties.

13.5 **Entire agreement**

13.5.1 This agreement and any documents referred to in it contain the entire agreement and understanding between the parties in relation to the matters contemplated by this agreement and supersede all previous agreements between the parties in relation to such matters.

13.5.2 Each of the parties acknowledges that in entering into this agreement it has not relied on any representation, warranty, agreement or statement not set out in this agreement and that (in the absence of fraud, wilful misconduct or concealment) it will not have any right or remedy arising out of any such representation, warranty, agreement or statement.

13.6 **Waivers and remedies**

13.6.1 No failure or delay to exercise, or other relaxation or indulgence granted in relation to, any power, right or remedy under this agreement of any party shall operate as a waiver of

it or impair or prejudice it nor shall any single or partial exercise or waiver of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy.

13.6.2 All rights of each of the parties contained in this agreement are in addition to all rights vested or to be vested in it pursuant to common law or statute.

13.7 **Severability**

Each of the provisions of this agreement is distinct and severable from the others and if at any time one or more of such provisions is or becomes invalid, unlawful or unenforceable (whether wholly or to any extent), the validity, lawfulness and enforceability of the remaining provisions (or the same provision to any other extent) shall not in any way be affected or impaired.

13.8 **Successors**

This agreement shall be binding on and enure to the benefit of each party and each party's personal representatives and/or other lawful successors and permitted assigns.

13.9 **Assignment**

Neither the Purchaser nor the Seller shall be entitled to assign or transfer any of its rights, benefits or obligations under this agreement.

13.10 **Counterparts**

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and which shall together constitute one and the same agreement.

13.11 **Competition clearances**

If any party shall consider it to be necessary or desirable to notify this agreement (together with any other agreements to which it is related) to the Office of Fair Trading under the provisions of the Competition Act 1998 or to the European Commission under Council Regulation 17/62 or to any other appropriate entity under any other applicable competition legislation or regulations, for the purpose of obtaining guidance and/or a decision and/or an exemption in respect of this agreement, the parties shall co-operate fully in making any such notification as soon as reasonably practicable after the date of this agreement. Any such notification shall require the approval of all parties.

13.12 **Third Party Rights**

The persons (other than the parties) expressly identified in clauses 6.3, 9, 13.8 and 13.9 as having rights under those clauses may respectively enforce:

13.12.1 those rights; and

13.12.2 (without prejudice to all other relevant terms of this agreement) the benefits under clause 13 with respect to those rights;

subject to and in accordance with this agreement and the Contracts (Rights of Third Parties) Act 1999.

13.13 Except as provided in clause 13.12 and schedule 2 nothing in this agreement confers any rights on any person under the Contracts (Rights of Third Parties) Act 1999.

13.14 The parties may (subject to clause 13.4), without the consent of any other person, agree to amend, vary or terminate this agreement in such a way as may affect any rights or benefits of any other person under this agreement by virtue of the Contracts (Rights of Third Parties) Act 1999.

14. NOTICES

14.1 Each party may give any notice or other communication under or in connection with this agreement by letter or facsimile transmission addressed to the other party. The address for service of each party shall be the address set out in clause 14.3 or such other address within the United Kingdom for service as the addressee may from time to time notify to the other party for the purposes of this clause or its registered office from time to time.

14.2 Any such communication will be deemed to be served:

14.2.1 if personally delivered, at the time of delivery and, in proving service, it shall be sufficient to produce a receipt for the notice signed by or on behalf of the addressee;

14.2.2 if by letter, at noon on the Business Day after such letter was posted (or, in the case of airmail, 5 Business Days after such letter was posted) and, in proving service, it shall be sufficient to prove that the letter was properly stamped first class (or airmail), addressed and delivered to the postal authorities; and

14.2.3 if by facsimile transmission at the time and on the day of transmission, and, in proving service, it shall be sufficient to produce a transmission report from the sender's facsimile machine indicating that the facsimile was sent in its entirety to the recipient's facsimile number.

14.3 Details of each party for service of notice are as follows:

Name:	The Seller
Address:	Wembley plc Elvin House Stadium Way, Wembley, Middlesex HA9 0DW
Fax no:	0208 900 1046
Tel no:	0208 902 8833
Attention:	Diana Bromley

Name:	The Purchaser
Address:	Keith Prowse Limited 5 Fairmile, Henley on Thames, Oxon RG9 2JR
Fax no:	01491 575073
Tel no:	01491 579740
Attention:	Andrew Thomson (and copied to: Glyn Taylor

Nabarro Nathanson
34 Bridge Street
Reading RG1 2LU)

15. LAW AND JURISDICTION

15.1 This agreement, and all disputes or claims arising out of or in connection with it, shall be governed by and construed in accordance with English law.

15.2 The parties irrevocably and unconditionally agree that the High Court of Justice in England shall have exclusive jurisdiction over all disputes or claims arising out of or in connection with this agreement.

IN WITNESS of which this agreement has been duly signed and delivered on the date written at the beginning of this agreement.

SCHEDULE 1

Details of the Company

Name:	Wembley Sports Arena Limited
Registered office:	Elvin House, Stadium Way, Wembley, Middlesex, HA9 0DW
Date and place of incorporation:	13/08/91, England and Wales
Registered number:	2637323
Directors:	M J Elliott, B N Potter, P K Selby
Secretary:	Diana Bromley
Authorised share capital:	£400,100 divided into 100 ordinary shares of £1.00 each and 400,000 7.5% Cumulative Redeemable Preference Shares of £1 each
Issued share capital:	2 ordinary shares and 400,000 7.5% Cumulative Redeemable Preference Shares of £1 each all fully paid or credited as fully paid
Shareholder:	Wembley PLC
Accounting reference date:	31 December
Auditors:	Ernst & Young

SCHEDULE 2

The Lease

1. In this schedule unless the context otherwise requires the following expressions shall have the following meanings:

"Initial Rent"	the yearly rent of one hundred and nine thousand and fifty pounds (£109,050);
"Landlord"	Gideon 3 Limited and Gideon 4 Limited and their respective successors in title;
"Landlord's Solicitors"	Lawrence Graham of 190 Strand, London WC2R 1JN (Ref: CJD/W2809/66);
"Lease"	the Lease of the Premises to be granted to the Purchaser by the Landlord under this Schedule which Lease shall be for a term commencing on Completion Date and ending on 31 December 2004 and shall be in the Agreed Form;
"Premises"	the premises on the fourth floor of Elvin House, Stadium Way, Wembley as more particularly described in the Lease;
"Rent Commencement Date"	the Completion Date;
"Service Charge"	the service charge payable by the Purchaser (as tenant) under the Lease;
"VAT"	value added tax at the rate in force when the relevant supply is made and includes any similar tax from time to time replacing it;
"Working Day"	any day except Saturday, Sunday and bank or other public holidays in England.

2. **Agreement for Lease**

2.1 The Seller will procure that the Landlord will grant the Lease on the Completion Date.

2.2 The Purchaser shall accept the Lease on the Completion Date.

3. **Purchaser's Occupation before Completion of the Lease**

The Purchaser shall not enter the Premises prior to Completion of the Lease.

4. **Acknowledgement**

It is acknowledged that immediately before exchange of this agreement the Company has surrendered and released to the Landlord all and any licence, right, estate or other title which it had or may have had to occupy any part of the building known as Elvin House, Stadium Way, Wembley and the Landlord has accepted such surrender and release and both the Company and the Landlord confirm that any and all past, present and future liabilities of the Landlord and the Company respectively in respect of such occupation are released.

5. **Initial Rent and Service Charge**

The Initial Rent and the Service Charge shall all commence to be payable on the Rent Commencement Date and the first instalments of the Initial Rent and the Service Charge and any VAT thereon will be paid on the Completion Date.

6. **Title**

The Seller has deduced title to the Premises and the Purchaser shall raise no requisition, objection or enquiry in relation to title.

7. **Representations**

The Purchaser acknowledges that this agreement constitutes the entire contract between the Seller and the Purchaser to the exclusion of any antecedent statement or representation whether oral, written or implied or whether contained in any advertisement, particulars or other matters issued or in any correspondence entered into by the Landlord or its employees or agents and the Purchaser acknowledges that the Purchaser has not entered into this agreement in reliance upon any such statement or representation other than those (if any) given in writing by the Landlord's solicitors in response to written enquiries submitted by the Purchaser's solicitors prior to the date of this agreement and any such statements or representations are for the purpose of this agreement deemed to have been given subject to and on the basis of any terms and conditions for the exclusion or limitation of liability upon which they were expressed to be given.

8. **Completion of the Lease**

8.1 On or before Completion Date:

8.1.1 the Seller shall procure that the Landlord will execute and grant (or cause to be executed and granted) to the Purchaser the Lease; and

8.1.2 the Purchaser will accept the Lease and the Purchaser will execute and deliver to the Landlord a counterpart of the Lease.

8.2 Completion of the Lease shall take place on the Completion Date at the offices of the Landlord's solicitors or as they reasonably require in England.

9. Alienation

9.1 The Purchaser shall not assign, underlet, charge, part with or otherwise deal in any way with the Purchaser's interest under this agreement.

9.2 The Purchaser (as named in this agreement) will itself take up the grant of the Lease and the Landlord shall not be obliged to grant the Lease to any other person.

10. Law and Jurisdiction

This schedule is governed by English law and the parties to this agreement submit to non-exclusive jurisdiction of the English courts.

11. Contracts (Rights and Third Parties) Act 1999

11.1 It is agreed that the Landlord may enforce the Purchaser's obligations contained in this schedule.

11.2 Unless the right of enforcement is expressly provided for in this schedule a person who is not a party to this agreement may not by virtue of the Contracts (Rights of Third Parties) Act 1999 enforce any of the terms of this schedule.

11.3 Except to the extent that there is express provision in this schedule to the contrary the parties may be agreement rescind or vary this schedule without the consent of any such person

SCHEDULE 3

Part 1

General Warranties

1. INFORMATION

All information contained in schedule 1 is true, accurate and not misleading.

2. CAPACITY

2.1 The Seller has full power and authority without requiring the consent of any person to enter into and perform its obligations under this agreement and all documents in Agreed Form requiring execution by the Seller.

2.2 This agreement and all documents in Agreed Form requiring execution by the Seller will, when executed, constitute lawful, valid and binding obligations of the Seller in accordance with their respective terms.

2.3 The Seller has taken all necessary corporate or other action to authorise the execution, delivery and performance of this agreement and all documents in Agreed Form.

3. SHARE CAPITAL

3.1 The Seller is the registered holder and beneficial owner of the Shares set out in schedule 1 and is entitled to sell and transfer the full legal and beneficial interest in the Shares to the Purchaser on the terms set out in this agreement.

3.2 The Shares constitute all the issued and all the allotted share capital of the Company and the Shares are fully paid or credited as fully paid.

3.3 No person has or has claimed any right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, issue, sale or transfer of any share or loan capital of the Company.

3.4 The Shares are free from all claims, liens, charges, equities, encumbrances and adverse rights of any description.

3.5 No share or loan capital has been created allotted issued acquired repaid or redeemed or agreed to be created allotted, issued acquired repaid or redeemed by the Company since the Accounts Date.

3.6 So far as the Seller is aware the Company is not, nor has it ever been, the holder or beneficial owner of, nor has it agreed to acquire:

3.6.1 any share or loan capital of any corporate body (whether incorporated in the United Kingdom or elsewhere);

3.6.2 any interest in any firm, partnership, association, organisation or trust.

3.7 So far as the Seller is aware the Company does not control or take part in the management of any corporate body, firm, partnership, association, organisation or trust.

4. COMPANY SECRETARIAL MATTERS AND COMPLIANCE

4.1 All returns, resolutions and other documents which the Company is required by law to deliver to the Registrar of Companies or any other governmental or regulatory authority have been correctly completed and duly delivered.

4.2 The registers of members, directors, directors' interests, secretaries, charges, allotments and share transfers and the minute books of the Company required to be maintained by the Company under the Companies Act:

4.2.1 are in the possession and under the control of the Company;

4.2.2 duly and properly record all matters required by law to be recorded in them; and

4.2.3 the Company has not been notified that any of them is incorrect or should be rectified.

4.3 The Company has complied with the provisions of its memorandum and articles of association and so far as the Seller is aware has not entered into any ultra vires transaction.

4.4 The copy of the memorandum and articles of association of the Company delivered to the Purchaser by or on behalf of the Seller is accurate and complete and has attached to it a copy of every resolution or agreement required by the Companies Act to be so attached and the Company has complied with the provisions of its memorandum and articles of association.

4.5 So far as the Seller is aware the Company has duly complied with all laws and other rules and regulations having mandatory effect in relation to the conduct of its business and neither the Company, nor any of its officers, agents or employees (during the course of their duties) has done or omitted to do anything which is a contravention of such laws, rules or regulations, giving rise or which may give rise to any fine, penalty or other liability or sanction on the part of the Company.

4.6 So far as the Seller is aware all licences, authorisations, consents, permits and approvals required for the carrying on of the business of the Company have been obtained by and are in the possession of the Company.

5. LITIGATION

5.1 So far as the Seller is aware neither the Company nor any person for whose acts or defaults the Company may be vicariously liable is engaged whether as plaintiff or defendant or otherwise in any legal action, tribunal or other proceedings or arbitration (save for routine debt collection) and the Company is not being prosecuted for any criminal offence and no

such proceedings are pending or threatened by or against the Company or person for whose acts or defaults the Company may be vicariously liable.

5.2 So far as the Seller is aware there is no order, decree or judgment of any court or any governmental agency or regulatory body outstanding against the Company and no undertaking or assurance given to any court or governmental agency or regulatory body in relation to the Company is still in force.

6. ACCOUNTS AND RECORDS

6.1 Accounts

6.1.1 The Accounts were prepared under the historical cost convention and in accordance with the Companies Act and Accounting Standards and accounting principles, policies and practices generally accepted in the United Kingdom at the date on which the Accounts were approved by the directors and show a true and fair view of the assets and liabilities (including contingent unquantified or disputed liabilities) and state of affairs of the Company at the Accounts Date and of its profit or loss and cash flow for the period then ended.

6.1.2 The Accounts were prepared on bases and in accordance with policies consistent with those adopted in preparing the audited accounts of the Company for the three financial periods preceding that ended on the Accounts Date and there has been no change in such policies in any of such accounting periods.

6.2 Records

6.2.1 All the accounts, books, registers, ledgers and financial and other records of the Company maintained by the Seller are in the possession of the Company and have been fully, properly and accurately kept and completed.

7. CURRENT TRADING

7.1 Business since the Accounts Date

Since the Accounts Date:

7.1.1 the Company has not paid any service, management or similar charge or any interest or amount in the nature of interest to any Seller Group Company or incurred any liability to make such a payment;

7.1.2 so far as the Seller is aware, the Company has not paid any service, management or similar charge or any interest or amount in the nature of interest to any person (other than a Seller Group Company) or incurred any liability to make such payment;

7.1.3 no dividend or other distribution of capital or income has been declared, made or paid or agreed or resolved to be declared, made or paid by the Company;

7.1.4 no resolutions of shareholders or of any class of shareholders of the Company have been passed (other than ordinary business conducted at an annual general meeting);

7.1.5 no management or like charges or payments have been made to any Seller Group Company outside the ordinary course of business or other than for services provided on arms length terms; and

7.1.6 neither of the Wembley Directors have entered into any contract or arrangement on behalf of the Company.

7.2 Suspect Payments

7.2.1 Neither the Seller, nor any of the Wembley Directors nor so far as the Seller is aware, any Seller Group Company, has in relation to the Company and its business, made or received or in any way been involved in the making or receipt by any person of any suspect payments or inducements, whether or not illegal. For the purposes of this clause, suspect payments shall include (but shall not be limited to) bribes, payments to or by governmental or municipal officials or employees, political contributions, payments made on the understanding or with the knowledge that rebates or refunds or suspect payments or inducements will be made or that unmerited preferences will be given and payments which could amount to a fraud on any person.

8. INTELLECTUAL PROPERTY

8.1 The details of all registered trade marks (whether registered in the UK or elsewhere, and including all applications pending therefor) legally owned by the Company are set out in the Disclosure Letter.

8.2 The Company is the legal and beneficial proprietor of the UK trade mark application no 2291206 for the words Keith Prowse and "KP" device.

8.3 The Company is the legal and beneficial owner of and fully entitled to registered proprietorship of the UK registered trade mark "Keith Prowse" no. 2203279 currently registered in the name of First Call Group Limited, subject to any decision to refuse to assign or finding of invalidity which might be made by the Trade Marks Registry or the Court in respect of that mark on the grounds of the original application having been made in bad faith.

9. PROPERTY

The Wembley Directors have not without the knowledge of the Management committed the Company to any estate or liability in respect of any land or buildings anywhere in the world which will still be subsisting after Completion.

10. FINANCE

10.1 Borrowings

10.1.1 Full and accurate details of all overdraft, loan and other financial facilities available to the Company and of the amounts outstanding under such facilities are set out in the

Disclosure Letter and neither the Sellers nor so far as the Seller is aware the Company has done anything which might affect or prejudice the continuance of any of those facilities or give rise to an adverse alteration in their terms.

10.1.2 The Company has no outstanding loan capital.

10.1.3 So far as the Seller is aware the Company has not:

(a) incurred or agreed to incur any borrowing or indebtedness which it has not repaid or satisfied; or

(b) lent or agreed to lend any money which has not been repaid to it; or

(c) acquired the benefit of any debt, present or future (other than debt due to the Company in respect of the sale of trading stock in the ordinary and usual course of trading).

10.1.4 So far as the Seller is aware the Company is not party to nor has it any outstanding obligation under nor has it agreed to enter into:

(a) any loan agreement, debenture, bond, stock, acceptance or documentary credit facility, bill of exchange, promissory note, finance lease, debt or inventory financing, discounting or sale of receivables or factoring agreement or sale and lease back arrangement; or

(b) any other arrangement the purpose of which is to raise money or provide finance or credit.

10.1.5 So far as the Seller is aware the amount borrowed by the Company does not exceed any limitation on the Company's borrowing powers contained in its articles of association nor do any such borrowings breach any of the provisions contained in any debenture or other deed or document binding on the Company.

10.1.6 So far as the Seller is aware the Company has not engaged in any borrowing or financing not required to be reflected in the Accounts nor since the Accounts Date has the Company engaged in any borrowing or financing required to be reflected in its audited accounts for the current financial year.

10.2 Guarantees and security

10.2.1 So far as the Seller is aware the Company has not entered into or agreed to enter into any guarantee, indemnity, warranty, bond or other agreement to secure an obligation of another person.

10.2.2 So far as the Seller is aware there is not outstanding any guarantee, indemnity, warranty, bond or other agreement given by any person to secure an obligation of the Company.

10.2.3 So far as the Seller is aware the Company does not have subsisting, nor has it agreed to create or grant, over the whole or any part of its present or future revenues or assets any encumbrance, mortgage, charge, pledge, lien or other adverse right of any description.

11. SELLER AND CONNECTED PERSONS

11.1 Save for the business of Corporate Innovations, neither the Seller nor any of its respective Connected Persons has any interest, directly or indirectly, in any business which trades with the Company or which is or is likely to be competitive with the Business.

11.2 Neither the Seller nor any of its respective Connected Persons is a party to any outstanding agreement or arrangement for the provision of any goods or services to the Company.

11.3 Save in relation to the Lease no indebtedness (actual or contingent) and no agreement or arrangement (written or oral) is outstanding between the Company and any Seller Group Company and/or any of their respective Connected Persons.

11.4 Neither the Seller nor any Seller Group Company is entitled to make any claim against the Company or any of the officers or employees of the Company and the benefit of any such claim has not been assigned to any person.

11.5 So far as the Seller is aware the Company has not been a party to any transaction to which any of the provisions of sections 320 (substantial property transactions involving directors, etc.) or 322 (liabilities arising from contravention of section 320) of the Companies Act may apply.

11.6 So far as the Seller is aware the Company has not made any payment to or assumed any liability or obligation on behalf of or any Seller Group Company.

12. INSOLVENCY

12.1 No administrative receiver or manager has been appointed in respect of the whole or any part of the assets or undertaking of the Company.

12.2 No petition has been presented or order made for the administration of the Company.

12.3 No meeting has been convened at which a resolution is to be proposed, no resolution has been passed, no petition has been presented and no order has been made for the winding up of the Company.

12.4 The Company has not stopped or suspended payment of its debts or become unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986.

12.5 No unsatisfied judgment, order or award is outstanding against the Company and no written demand under section 123(1)(a) of the Insolvency Act 1986 has been made against the Company and no distress or execution has been levied on, or other process commenced against, any of the assets of the Company.

12.6 No voluntary arrangement has been proposed or entered into under section 1 of the Insolvency Act 1986 in respect of the Company.

12.7 So far as the Seller is aware the Company has not entered into nor does it propose to enter into any arrangement, assignment, reconstruction or composition with any of its creditors.

12.8 So far as the Seller is aware, neither the Company nor the Seller has been party, directly or indirectly, to any transaction with any third party which, in the event of any such third party entering into liquidation or an administration order or a bankruptcy order being made in relation to him or it, would constitute (in whole or in part) a transaction at an undervalue, a preference, an invalid floating charge or an extortionate credit transaction or part of a general assignment of debts under sections 238 to 245 (inclusive) and sections 339 to 344 (inclusive) of the Insolvency Act 1986.

12.9 There are no circumstances known to the Seller which would entitle any person to present a petition for the winding up or administration of the Company or to appoint a receiver or manager over the whole or any part of the Company's undertaking or assets.

SCHEDULE 3

Part 2

Taxation Warranties

1. **Administration and Returns**

1.1 **Provision**

The Company has no liability for Tax (whether actual, deferred or contingent) in respect of any financial period down to and including the Accounts Date or referable to profits (including income and gains) made or deemed to have been made on or before the Accounts Date which has not been provided for or disclosed in the Accounts.

1.2 **Payment of Tax**

The Company or the Seller on its behalf has duly paid all Tax which it has become liable to pay.

1.3 **Interest/penalties**

The Company is not under any liability to pay any interest, penalty, fine or default surcharge in connection with any Tax nor is any such liability likely to arise.

1.4 **Returns**

The Company has properly and duly made all returns and supplied all notices, accounts and information for the purposes of Tax required to have been made or supplied to any Tax Authority.

1.5 **Disputes**

None of the returns, notices, accounts and information has been or is likely to be disputed by any Tax Authority.

1.6 **Investigations**

The Company's affairs have not been nor are they likely to be the subject of any dispute, investigation or discovery by or with any Tax Authority.

1.7 **Claims and elections**

All claims, disclaimers, elections, appeals or applications which the Company has made or is entitled to make in respect of Tax are set out in the Disclosure Letter.

2. **Capital Allowances**

2.1 All capital expenditure which the Company has incurred or may incur under any subsisting commitment has qualified or will qualify for capital allowances.

2.2 The Seller is not aware of any circumstances as to why the capital expenditure on which capital allowances have been claimed should not continue to attract capital allowances under the Capital Allowances Act 2001 or under the Taxes Act.

2.3 The Pool of Allowances is shown in the Tax Computation of the Company for the year ended 31 December 1999 which has been agreed with the Revenue, in the Tax Computation for 2000 which has been submitted to the Revenue, and in the draft Computation for 2001 all of which are annexed to the Disclosure Letter.

2.4 All capital allowances made or to be made to the Company in respect of capital expenditure incurred prior to Completion or to be incurred under any subsisting commitment have been made or will be made in taxing its trade.

2.5 Since the Accounts Date the Company has not done or omitted to do or agreed to do or permitted to be done any act as a result of which there may be a balancing charge under sections 55, 314, 315, 328, 343, 350, 381, 382 or 418 of the Capital Allowances Act 2001 or a withdrawal of first year allowances or recovery of excess relief under sections 111 to 113 of the Capital Allowances Act 2001.

2.6 The Company has not made any election under section 83 of the Capital Allowances Act 2001 nor has it or could it be taken to have made such an election under section 84(4) (election for assets to be treated as short-life assets).

2.7 The Company has not incurred any capital expenditure on the provision of machinery or plant for leasing under chapter XI of part II of the Capital Allowances Act 2001.

2.8 No balancing charge under the Capital Allowances Act 2001 would arise on the disposal of any asset if each of the assets were disposed of for a consideration equal to its book value in or adopted for the purposes of the Accounts (and for the purposes of this Warranty "asset" shall be taken to include each and every part of such asset).

3. **Close Companies**

The Company is not a close company within the meaning of section 414 of the Taxes Act (close companies).

4. **Corporation Tax on Chargeable Gains**

4.1 The Company has not made nor has it been entitled to make any claim under any of the following provisions of the TCGA:

4.1.1 section 23 (compensation and insurance proceeds applied to replace or restore asset);

4.1.2 section 24(2) (assets lost or destroyed or whose value becomes negligible);

4.1.3 sections 48 and 280 (consideration due after time of disposal);

4.1.4 section 247 (roll-over relief on compulsory acquisition of land);

4.1.5 sections 152 to 154 (roll-over relief on business assets); and

4.1.6 section 161(3) (appropriation to trading stock).

4.2 The book value of each asset of the Company as shown in or adopted for the purposes of the Accounts is such that if an asset were disposed of at Completion for a consideration or deemed consideration equal to its book value no liability to Tax would be incurred.

4.3 No assessment has been postponed under section 279 of the TCGA (delayed remittance of capital gain on disposal of a foreign asset).

4.4 No loss which might accrue on the disposal by the Company of any asset is liable to be reduced or eliminated by the application of section 35(3) or (4) of the TCGA (exclusion of rebating).

4.5 The Company has not made any election under section 35(5) of the TCGA for capital gains and allowable losses on assets held on 31st March 1982 to be computed by reference to their market value on that date irrespective of their acquisition cost.

4.6 Since 6th April 1988 the Company has not disposed of any asset which was held by it on 31st March 1982 (time period for making election under section 35(5) of the TCGA).

4.7 The provisions of paragraph 2 of schedule 3 of the TCGA would not apply to any asset held by the Company (asset governed by rebating elections made by other persons).

4.8 The Company does not hold any asset on the disposal of which a claim may be made under paragraph 9 of schedule 4 of the TCGA and no gain to which paragraphs 4(1) to 4(4) of schedule 4 of the TCGA may apply in consequence of an event occurring after Completion would be treated as accruing to the Company (deferred gains and assets acquired since 31st March 1982).

4.9 The Company has not disposed of any asset and no gain has been treated as accruing to the Company in respect of which a claim could be made under paragraph 9 of schedule 4 of the TCGA and in respect of which no such claim has been made.

4.10 The Company does not own any asset to which paragraph 4(2) of schedule 3 to the TCGA would apply on its disposal.

4.11 The Company has not taken or omitted to take any action as a result of which the Company is either:

4.11.1 denied the right to the time apportionment basis for computing the chargeable gain on any asset held at 6th April 1965 by reason of any election, part disposal, reorganisation, reconstruction or transfer to a close company; or

4.11.2 deprived of the right to make an election to have a chargeable gain on any asset held at 6th April 1965 assessed by reference to its value at that date.

4.12 The Company has not disposed of or acquired any asset in circumstances such that section 17 of the TCGA could apply (disposals and acquisitions treated as made at market value).

4.13 The Company is not entitled to a capital loss to which sections 18(3) and (4) of the TCGA is applicable (disposals to a connected person).

4.14 The Company has not acquired shares on a reorganisation within the meaning of section 126 of the TCGA to which the second proviso to section 128(2) of the TCGA could apply (restriction on deductibility of expenditure where transaction not at arm's length).

4.15 No gain chargeable to corporation tax will accrue to the Company on the disposal of any debt owed to the Company not being a debt on a security.

4.16 No loss which may accrue on the disposal by the Company of any asset is liable to be reduced by virtue of any deprecatory transaction within the meaning of section 176 of the TCGA (transactions in a group) or section 177 of the TCGA (dividend stripping).

4.17 The Company has not acquired benefits under any policy of assurance which would on disposal give rise to a chargeable gain under section 210 of the TCGA (disposals by a person other than the original beneficial owner).

4.18 The Company has not received any assets by way of gift and as mentioned in section 282 of the TCGA (recovery of tax from donee).

4.19 The Company is not nor has it been a shareholder in a company which has made a transfer as mentioned in section 125 of the TCGA (close company transferring assets at an undervalue).

4.20 The Company does not own any debts on a security or shares to which sections 182 and 183 of the TCGA could apply on their disposal and has not made any such disposal since 15th March 1988.

4.21 The Company is not deemed to have made a disposal of any assets under section 186 of the TCGA (assets ceasing to be within the charge to UK tax).

4.22 The Company has not made any claim or election under section 187 of the TCGA (postponement of gains relating to foreign trades).

4.23 The Company does not own any assets which are wasting assets within section 44 of the TCGA and which do not qualify for capital allowances.

5. Distributions

5.1 The Company has not made any distributions within the meaning of sections 209 and 210 of the Taxes Act since 5th April 1965 except for dividends shown in its audited accounts nor is the Company bound to make any such distributions.

5.2 The Company has not issued any security within the meaning of section 254 the interest or other consideration given in respect of which falls to be taxed under section 209.

5.3 The Company has not redeemed, repaid or purchased any of its own shares or agreed to redeem, repay or purchase any of its own shares or converted or agreed to convert its share capital or capitalised or agreed to capitalise in the form of redeemable shares or debentures any profits or reserves of any class or description.

5.4 The Company has not been a party to an exempt distribution within the meaning of sections 213 to 218 (inclusive) of the Taxes Act within the last 6 years (demergers - exempt distributions).

5.5 The Company has not issued any share capital to which the provisions of section 249 of the Taxes Act (stock dividends treated as income) could apply nor does it own any such share capital (shares carrying the right to bonus share capital).

6. **Employment Taxes**

6.1 The Company has duly paid and accounted for all sums payable to the Inland Revenue in respect of income assessable to income tax under schedule E (including any sums payable in respect of benefits provided to the Company's employees or former employees) under section 203 of the Taxes Act and all regulations made under it.

6.2 The Company has duly paid and accounted for all National Insurance contributions required of it under the provisions of the Social Security Contributions and Benefits Act 1992 (as amended) and regulations made under it.

6.3 The Company has correctly operated:

6.3.1 a statutory sick pay scheme in accordance with the provisions of the Social Security and Contributions and Benefits Act 1992 and the regulations made under it;

6.3.2 a statutory maternity pay scheme in accordance with the provisions of the relevant UK or European Community legislation.

6.4 The Company has complied with the provisions of section 85 of the Finance Act 1988 (duty to furnish returns where person acquires shares in a company in certain circumstances).

6.5 The Company is not nor has it been a party to any arrangement which has been, is being or may be challenged under any relevant UK or European Community legislation relating to employment taxes.

6.6 Neither the Company nor any company which has at any time been a member of the same group of companies as the Company, has granted any share option or share options to any person who was at the time of the grant an employee of the Company.

7. **Foreign Matters**

7.1 The Company is and has at all times been resident in the United Kingdom for Tax purposes.

7.2 The Company is not regarded nor has it ever fallen to be treated for the purposes of any double taxation relief arrangements as resident in a territory outside of the United Kingdom nor is it liable to tax on gains arising on disposals of assets of descriptions specified in any such arrangements and the Seller is not aware of any circumstances as to why this would be the case.

8. Losses and Reliefs

8.1 The Company has no outstanding entitlement to receive or to make payment to any other company:

8.1.1 for the surrender of group relief under the provisions of sections 402-413 of the Taxes Act or advance corporation tax under the provisions of section 240 of the Taxes Act;

8.1.2 under any arrangements entered into pursuant to section 36 of the Finance Act 1998 (Corporation Tax Group Payment Arrangements); or

8.1.3 under any arrangements relating to VAT.

9. Matters since the Accounts Date

So far as the Seller is aware, since the Accounts Date:

9.1 no Event has occurred which has given or may give rise to a Tax liability on the Company other than transactions entered into in the ordinary and usual course of business; and

9.2 the Company has not made any payment either alone or in aggregate with any other payments of a similar nature which exceed £100 which will not be deductible for the purposes of corporation tax in computing the taxable profits of the Company.

10. Stamp Duty and Stamp Duty Reserve Tax

10.1 All documents which are required to be stamped and which are in the possession or under the control of the Company or to which the Company is a party have been properly stamped and the appropriate stamp duty has been paid and there is no liability for any penalty in respect of such duty and no such documents which are outside the United Kingdom would attract stamp duty if they were brought into the United Kingdom.

10.2 In the last 5 years the Company has not made any claim for relief from stamp duty under section 55 of the Finance Act 1927, section 42 of the Finance Act 1930 or section 151 of the Finance Act 1995.

10.3 The Company has not had transferred to it any chargeable securities (as defined in section 99 of the Finance Act 1986) in circumstances which have given rise to or which may give rise to a liability for stamp duty reserve tax nor are there any other circumstances in which the Company may have a liability for stamp duty reserve tax.

11. Group Provisions

11.1 The Company is not and has never been part of a group for the purposes of any Tax.

11.2 The provisions of sections 413(7) and (8) of the Taxes Act as supplemented by the provisions of Schedule 18 to the Taxes Act do not apply and the Seller is not aware of any reason as to why they may apply (restriction of group relief).

11.3 Details of all claims and surrenders for group relief and of the surrender of advance corporation tax pursuant to section 240 of the Taxes Act made in the last 6 years are set out in the Disclosure Letter.

11.4 All claims for the surrender of group relief were valid when made and have been or will be allowed by way of relief from corporation tax.

11.5 The Company has not ceased and will not cease to be a member of a group of companies in circumstances in which a charge under sections 178 and 179 of the TCGA has arisen or may arise.

11.6 Copies of all elections made in relation to payments made on or before 11 May 2001 pursuant to section 247 of the Taxes Act are set out in the Disclosure Letter (claim to have dividends and interest paid gross).

12. Corporation Tax Instalment Payment Regulations

12.1 All payments under the Corporation Tax (Instalment Payments) Regulations 1998 which have become due prior to completion have been paid in the correct amount on or before the due date and no such payments are subject to dispute with the Inland Revenue.

12.2 The Company has sufficient records at Completion to permit accurate calculation of amounts falling due under Corporation Tax (Instalment Payments) Regulations 1998 after Completion insofar as such amounts relate to periods falling wholly or partly prior to Completion.

12.3 The due dates of any payments which will become due after Completion under the Corporation Tax (Instalment Payments) Regulations 1998 in respect of periods falling wholly or partly prior to Completion are set out in the Disclosure Letter.

SCHEDULE 3

Part 3
Pension Warranties

1. **Disclosure of Information**

Details of the Wembley Scheme and Wembley GPP have been given to the Purchaser or its advisers on or before the date of this agreement in the form of:

(a) a copy of the deed and rules presently governing the Wembley Scheme;

(b) a copy of the members' booklet in respect of the Wembley GPP;

(c) a list of Members.

Each such disclosed document is true, complete and accurate in all material respects.

2. **Establishment**

2.1 The Wembley Scheme is established under irrevocable trusts and has been designed to comply with, and has been administered in all material respects in accordance with all applicable primary and secondary legislation (including EC law) and administrative requirements.

2.2 The Wembley Scheme is contracted-out of the State Earnings Related Pension Scheme in accordance with the provisions of the 1993 Act and the Company is named on a valid Contracting-Out Certificate.

2.3 The Wembley Scheme is exempt approved under Chapter I of Part XIV of the Taxes Act for the purposes of the IR SPSS.

2.4 The Wembley GPP and, so far as the Seller is aware, the Keith Prowse GPP are approved under Chapter IV of Part XIV of the Taxes Act for the purposes of the IR SPSS.

3. **Finance and Investment**

3.1 All employer and employee contributions and premiums due as at the date of this agreement to the trustees of the Wembley Scheme or any insurance company in relation to the Wembley GPP and, so far as the Seller is aware, the Keith Prowse GPP have been deducted and paid to the trustees and the insurance company respectively.

3.2 So far as the Seller is aware having made due and careful enquiries of the trustees of the Wembley Scheme and of Legal & General, there are no actions, suits or claims current or pending by any of the Members.

4. **Exercise of Discretions**

So far as the Seller is aware, no undertakings or assurances have been given to the Members of the Wembley Scheme or the Wembley GPP as to the continuance, increase or improvement of any benefits to be provided to or in respect of him from the Wembley Scheme.

5. **Insurance**

Any benefits payable on the death of a Member whilst in employment (other than a return of the Members' own contributions and contributions paid in respect of him) are fully insured and all premiums due to the insurance company as at the date of this agreement have been paid.

6. **The Employer**

6.1 So far as the Seller is aware, save for the Wembley Scheme, the Wembley GPP and the Keith Prowse GPP, the Company is not a party to or contributing to, and has no obligations in relation to, any agreement or arrangement (including a retirement benefits scheme, life assurance scheme, personal pension scheme or stakeholder arrangement) whether in the United Kingdom or overseas to provide a pension, allowance or lump sum on retirement or death for the benefit of any of its present or past directors or employees or their dependants. So far as the Seller is aware, no proposal has been announced to establish or contribute to any other such agreement or arrangement.

6.2 The Company has not incurred any penalties or fines under the 1995 Act in respect of the Wembley Scheme and so far as the Seller is aware having made due and careful enquiries of the trustees of the Wembley Scheme there are no circumstances which may give rise to any such penalties or fines.

7. **Registration**

The Wembley Scheme, Wembley GPP and the Keith Prowse GPP have been registered with the Registrar of Occupational and Personal Pension Schemes and the applicable levy has been paid by the trustees and the Company.

SCHEDULE 4

Agreed Form documents

Tax Deed

Power of attorney to vote pending registration of the transfer of the Shares

Written resignations and releases of directors and secretary

Written resignation of the Auditors

Letter of release of obligations and indebtedness

Completion board minutes of the Company

Intercreditor Agreement

The Lease

Written Resolution of the Company

Charges Schedule

Deed of Surrender

Duplicate letter re Elvin House, Stadium Way, Wembley

Indemnity for lost share certificate.

Signed by
a director, duly authorised for and on
behalf of **WEMBLEY PLC** in the presence
of:

Witness

Signature:

Name: DAVID WALKER

Address: 31 SOUTHAMPTON ROW
LONDON WC1

Occupation: SOLICITOR

Occupation:

Signed by PETER BENBY
a director, duly authorised for and on
behalf of **KEITH PROWSE LIMITED**
in the presence of:

Witness Sara Valentine

Signature:

Name: SARA VALENTINE

Address: THE ANCHORAGE
34 BRIDGE STREET, READING

Occupation: SOLICITOR

Exhibit II-2-x

CONFORMED COPY

DATED 6 August 2002

WEMBLEY PLC

and

CHESTERFIELD (No. 40) LIMITED

AGREEMENT
for the sale and purchase of the
entire issued share capital of
WEMBLEY (LONDON) LIMITED

Nabarro Nathanson
Lacon House
Theobald's Road
London WC1X 8RW

Tel: 020 7524 6000

Q0063/00213/2251801 v.10

CONTENTS

AGREEMENT FOR SALE AND PURCHASE OF SHARES

DATE 6 AUGUST 2002

PARTIES

(1) WEMBLEY PLC (incorporated and registered in England and Wales under company number 226267 the registered office of which is at Elvin House, Stadium Way, Wembley, Middlesex HA9 0DW (the "**Seller**");

(2) CHESTERFIELD (No. 40) LIMITED (incorporated and registered in England and Wales under company number 3954251) the registered office of which is at 58 Davies Street, London W1K 5JF (the "**Purchaser**").

IT IS AGREED AS FOLLOWS:

1. DEFINITIONS

In this agreement, the following definitions apply:

1.1 **General definitions**

"Accounting Standards"

FRSs, SSAPs and abstracts issued by the Urgent Issues Task Force;

"Accounts"

the audited balance sheet of the Company as at the Accounts Date and the audited profit and loss account and cash flow statements of the Company for the period ended on the Accounts Date together with the notes and reports and other documents annexed to or forming part of them;

"Accounts Date"

31 December 2001;

"Agreed Form"

in a form agreed by and signed by or on behalf of each of the parties;

"Agreement on Trade Marks"

the Agreement defined in **paragraph 9.10 of Schedule 3** (Intellectual Property Warranties);

"Auditors"

Ernst & Young LLP;

"Bull Novation Agreement"

the novation agreement in the Agreed Form (or such other form as is acceptable to the Purchaser) between the Company (1) Wembley International Limited (2) Bull Information Systems Limited (3);

"Business"

the business of operating the Wembley Arena as a live entertainment venue and of operating the Exhibition Hall and Conference Centre as an exhibition and conference centre and all related activities all as carried on by the Seller at the Properties on the Completion Date;

"Business Day"

a day other than Saturday, Sunday or a day on which banks are authorised to close in London;

"Business Names"

the names 'Wembley Arena' 'Wembley Conference Centre', 'Wembley Exhibition Halls' and 'Wembley Conference Centre and Exhibition Halls' 'Wembley Conference and Exhibition Centre' 'Wembley Complex' and 'What's on Wembley';

"Business Sign"

any trade mark or service mark, trade name or business name, domain name, logo, trading style or other sign used to identify the Company or its facilities, products or services in or which has been registered or acquired for the purposes of the Business;

"Claim"

a Warranty Claim and/or a Tax Deed Claim;

"the Codemasters Agreement"

the Licence Agreement between the Company (1) and the Codemasters Software Company Limited ("CSCL") (2) dated 17 January 2002;

"Companies Act"

the Companies Act 1985;

"Company"

Wembley (London) Limited, details of which are set out in of **schedule 1**;

"Completion"

completion of the sale and purchase of the Shares in accordance with **clause 7**;

"Completion Accounts"

the balance sheet of the Company as at the Completion Date and the profit and loss account of the Company for the period from the Accounts Date to the Completion Date to be prepared and adjusted in accordance with **clause 4** and **schedule 4**;

"Completion Date"

the date of this agreement;

"Computer Technology"

all computer software and hardware, network and/or other information technology owned by the Company or used, in or in connection with the Business;

"Debenture"

the debenture in the Agreed Form comprising a legal mortgage over part of the Properties to be granted by the Company and the Nominee Companies to the Seller;

"Directors"

the persons listed as directors of the Company at the date of this agreement in of **schedule 1**;

"Disclosure Letter"

the letter dated the same date as this agreement from the Seller to the Purchaser, countersigned by the Purchaser and described as such;

"Electronic Arts Agreement"

the Facilities License and Product Development Agreement between the Company (1) and Electronic Arts Limited ("EAL") (2) dated 7 June 2000;

"Elvin House plc Lease"

a lease of part of the first floor of that part of the Properties known as Elvin House in the Agreed Form;

"Elvin House WI Lease"

a lease of part of the second floor of that part of the Properties known as Elvin House in the Agreed Form;

"Elvin House Leases"

the Elvin House plc Lease and the Elvin House WI Lease;

"Elvin House Services Agreement"

an agreement between the Company (1) and the Seller (2) for the provision of services in connection with the Elvin House Leases in the Agreed Form;

"Event of Default"

one of the events listed as such in the Debenture;

"Escrow Account"

the joint solicitors interest-bearing deposit account which will (if applicable) be established by the parties in accordance with the terms of **clause 10** and which shall be operated in accordance with the Escrow Account Instruction Letter;

"Escrow Account Instruction Letter"

the escrow account instruction letter in a form to be agreed between the Seller and the Purchaser;

"Football Trust"

the Football Foundation (the successor body to the Football Trust) of 25 Soho Square, London, W1D 4FF;

"the Football Trust Grant"

the grant of two million pounds (£2,000,000) awarded to the Company by The Football Trust (as confirmed in the Football Trust's letter to the Seller dated 22 July 1992 and further details of which are in the Disclosure Bundle as defined in the Disclosure Letter) in respect of works to Olympic Way (including the underpass at Bridge Road leading from the north side of the road and Wembley Park Tube Station into Olympic Way);

"FRS"

a Financial Reporting Standard adopted or issued by the Accounting Standards Board Limited;

"Further Consideration"

the Second Instalment and the Third Instalment together;

"Guarantee"

the guarantee in the Agreed Form to be executed on Completion by the Guarantor in favour of the Seller;

"Guarantor"

Quintain Estates and Development plc;

"group undertaking"

a group undertaking as defined in section 259 of the Companies Act;

"Health and Safety Laws"

all statutes, statutory instruments, common law, treaties, regulations, directives and other national and local laws (including the Health and Safety at Work etc. Act 1974, the Management of Health and Safety at Work Regulations 1992 and the Workplace Health Safety and Welfare Regulations 1992); all codes of practice and guidance notes having mandatory effect and issued by any supranational, national or local government authority; all judgments, orders, instructions or awards of any court or competent authority, in each case relating to the health and safety of those working for the Company (whether as employees or otherwise) or visiting the Properties or being otherwise affected by the Business);

"Indemnities Claim"

a claim by the Purchaser for breach of the Indemnities contained in **clause 13**;

"Information"

all information and knowledge (whether or not confidential and in whatever form held) which comprise or in any way relate to any of the following:

(a) the Business;

(b) any services supplied by the Company;

(c) formulae, designs, drawings, plans, manuals, data and specifications of or used by the Company;

(d) the operations, management, administration or financial affairs of the Company (including, without limitation, any business plans or forecasts or information relating to business development);

(e) the sale or marketing of any of the products manufactured and/or sold or services supplied by the Company (including, without limitation, customer names and lists and sales and marketing information); and

(f) all rights of the Company in relation to any of the above, including without limitation the right to authorise or prevent their use by any other person;

"Initial Consideration"

the amount of £16,000,000 payable in cash on Completion;

"Intellectual Property Rights"

inventions, patents, utility models, trade marks, service marks, rights in design (registered and unregistered), copyrights (including rights in computer software), database rights, business and trade names, domain names, goodwill and all other industrial or intellectual property or other rights or forms of protection of a similar nature or having similar effect in any part of the world and all rights in and in relation to any of them and the rights to apply for or claim priority in respect of any of them;

"Interest Rate"

2 % over the base lending rate for the time being of HSBC Bank plc on the date on which any payment falls due and on the basis of a 365 day year;

"Intra-Group Debt"

the net aggregate amount owing as at the Completion Date by (or to) the Company to (or from) any Seller's Group Company but excluding the Net Current Asset Deficiency Debtor;

"IR SPS"

the Inland Revenue Savings, Pensions, Share Schemes;

"Lease"

the lease made 15 March 1999 between Wembley National Stadium Limited (then called English National Stadium Development Company Limited) and Wembley (London) Limited (then called Wembley Stadium Limited) and which is registered at HM Land Registry under title no. NGL 801784 and any deeds and documents completed prior to the date hereof varying or supplemental to it;

"Lettings"

the leases and licences which are set out in **part 2 of schedule 2** and any documents which are supplemental to them;

"L&C Agreement"

means the agreement dated 15 March 1999 between Letheby & Christopher Limited (1) Wembley Plc (2) and the Company (3);

"L&C Indemnity"

the indemnity in the Agreed Form to be executed by the Purchaser, the Seller and the Company in favour of the Seller relating to the L&C Agreement;

"L&C Lease"

the Lease made on 15 March 1999 between the Company (1) and Letheby & Christopher Limited (2) relating to premises at the Wembley Arena and Conference Centre;

"Licence Agreements"

the Codemasters Agreement and the Electronic Arts Agreement;

"Licensees"

The Codemasters Software Company Limited and Electronic Arts Limited and their respective successors in title to the Licence Agreements;

"Listed Intellectual Property Rights"

the intellectual property rights set out in **schedule 7** to this Agreement;

"London Stock Exchange"

London Stock Exchange plc;

"Management Accounts"

the management accounts of the Company for the period from 31 December 2001 to 30 June 2002;

"Net Asset Value"

the aggregate of the called-up share capital, share premium account, profit and loss account and other reserves of the Company on the Completion Date to be calculated and adjusted in accordance with **clause 4**;

"Net Current Asset Deficiency Debtor"

the amount included in the balance sheet of the Completion Accounts owed by the Seller to the Company (and for the avoidance of doubt, excludes the Intra-Group Debt) and which eliminates in whole or in part the Net Current Liabilities;

"Net Current Assets"

the amount as disclosed in the Completion Accounts by which the current assets exceed the current liabilities and current assets shall for this purpose include the Intra-Group Debt and the Net Current Asset Deficiency Debtor;

"Net Current Liabilities"

the amount as disclosed in the Completion Accounts by which the current liabilities exceed the current assets and current assets shall for this purpose include Intra-Group Debt and the Net Current Asset Deficiency Debtor ;

"Nominee Companies"

Gideon 1 Limited (registered number 4232447), Gideon 2 Limited (registered number 4232449), Gideon 3 Limited (registered number 4244442) and Gideon 4 Limited (registered number 4244436);

"Nominee Company Purchase Agreement"

the sale and purchase agreement of even date between the Seller and the Purchaser relating to the sale and purchase of the Nominee Company Shares;

"Nominee Company Shares"

the issued share capital of each of the Nominee Companies;

"Olympic Way"

the roadway forming part of the Properties known as Olympic Way;

"Owner"

in relation to each of the Properties, the person named as the owner in **schedule 2**;

"Pension Schemes"

Scheme 1, Scheme 2 and Scheme 3, or any of them, as the case may be;

"Planning Acts"

the Town and Country Planning Act 1990, the Planning (Listed Building and Conservation Areas) Act 1990, the Planning (Hazardous Substances) Act 1990 and the Planning and Compensation Act 1991;

"Properties"

the properties listed in **part 1** of **schedule 2**;

"Purchaser's Accountants"

Deloitte & Touche;

"Purchaser's Group"

the Purchaser and any of its group undertakings;

"Purchaser's Solicitors"

Nabarro Nathanson;

"Restricted Area"

Greater London;

"Restricted Services"

the services provided by the Company as part of the Business as at the date of Completion;

"Scheme 1"

the Wembley 1989 Pension Scheme currently governed by a trust deed and rules dated 29 September 1994;

"Scheme 2"

the Wembley Group Personal Pension Plan provided by Legal & General under policy number MS32322;

"Scheme 3"

the Group Personal Pension Plan provided by Clerical Medical under policy number 63024;

"Second Instalment"

the instalment of the Further Consideration due to be paid on 1 December 2003 pursuant to **clause 4.1**;

"Seller's Accountants"

Ernst & Young LLP;

"Seller's Group"

the Seller and its group undertakings from time to time except the Company;

"Seller's Group Company"

any undertaking within the Seller's Group;

"Seller's Solicitors"

Memery Crystal;

"Senior Employee"

an employee whose total annual remuneration including all benefits in kind, pension contributions, commissions and similar payments exceeds £20,000;

"Shares"

10,165,000 Ordinary A Shares of 1 pence each; 10,165,000 Ordinary B Shares of 1 pence each and 20,330,000 Subordinated Shares of £1 each;

"SSAP"

a Statement of Standard Accounting Practice issued by the Accounting Standards Committee and adopted by the Accounting Standards Board Limited;

"Stadium"

the property transferred to WNSL by the Stadium Transfer excluding any Extra Premises as defined by the Lease and each and every part of it;

"Stadium Assignment"

the assignment from the Seller to the Company in the Agreed Form of the rights and obligations (if any) of the Seller under the Stadium Transfer;

"Stadium Sale Agreement"

the Agreement dated 12 January 1999 between (1) the Company (then called Wembley Stadium Limited) (2) Wembley National Stadium Limited (then called the English National Stadium Development Company Limited) and (3) Wembley Plc;

"Stadium Transfer"

a transfer made 15 March 1999 between (1) the Company (then called Wembley Stadium Limited) (2) WNSL and (3) Wembley plc and any deeds and documents completed prior to the date hereof varying or supplemental to it;

"subsidiary"

subsidiary as defined in section 736 of the Companies Act;

"Temporary Services Agreement"

the temporary services agreement to be entered into between (1) the Company (2) the Way Ahead Group Limited and (3) Wembley International Limited;

"Third Instalment"

the instalment of the Further Consideration due to be paid on 1 December 2004 pursuant to **clause 4.1**;

"UKLA"

Financial Services Authority acting in its capacity as the competent authority for listing for the purposes of part VI of the Financial Services and Markets Act 2000;

"undertaking"

an undertaking as defined in section 259 of the Companies Act;

"Warranties"

the warranties made by the Seller in **clause 8.1** in relation to the statements set out in **schedule 3**;

"Warranty Claim"

a claim by the Purchaser against the Seller for breach of any of the Warranties;

"Wembley Trade Mark Assignment"

the Assignment dated 15 March 1999 between (1) the Company (then called Wembley Stadium Limited) and (2) WNSL;

"WLL Letter"

the letter in the Agreed Form from the Company to the Seller and the Purchaser;

"WNSL"

Wembley National Stadium Limited (formerly known as English National Stadium Development Company Limited);

"1993 Act"

the Pension Scheme Act 1993; and

"1995 Act"

the Pensions Act 1995.

1.2 **Tax definitions**

"CAA"

The Capital Allowances Act 2001;

"Event"

an event as defined in the Tax Deed;

"FA"

Finance Act;

"Tax" or "Taxation"

tax or taxation as defined in the Tax Deed;

"Tax Authority"

a tax authority as defined in the Tax Deed;

"Tax Deed"

the tax deed to be entered into in the Agreed Form;

"Tax Deed Claim"

a claim under the Tax Deed;

"Taxes Act"

the Income and Corporation Taxes Act 1988;

"TCGA"

the Taxation of Chargeable Gains Act 1992;

"VAT"

United Kingdom value added tax;

"VATA"

the Value Added Tax Act 1994.

2. INTERPRETATION

2.1 In this agreement:

2.1.1 the contents pages and clause headings are for convenience only and do not affect its construction;

2.1.2 words denoting the singular include the plural and the other way round;

2.1.3 words denoting one gender include each gender and all genders; and

2.1.4 general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class or examples of acts, matters or things.

2.2 In this agreement, unless otherwise specified or the context otherwise requires, a reference to:

2.2.1 a person is to be construed to include a reference to any individual, firm, partnership, company, corporation, association, organisation or trust (in each case whether or not having a separate legal personality);

2.2.2 a party is a reference to a party to this agreement;

2.2.3 a person being connected with another person is a reference to a connected person as defined in section 346 of the Companies Act;

2.2.4 a document, instrument or agreement (including, without limitation, this agreement) is a reference to any such document, instrument or agreement as modified, amended, varied, supplemented or novated from time to time;

2.2.5 a clause or schedule is a reference to a clause of or schedule to this agreement and a reference to this agreement includes its schedules;

2.2.6 a paragraph is a reference to a paragraph of the schedule in which the reference appears;

2.2.7 a provision of any statute or other legislation is to be construed as a reference to such provision as amended, or re-enacted or as its application is modified from time to time (whether before or after the date of this agreement) and shall include a reference to any provision of which it is a re-enactment (whether with or without modification) and to any orders, regulations, instruments or other subordinate legislation (and relevant codes of practice) made under the relevant statute or other legislation except to the extent that any amendment or re-enactment coming into force after the date of this agreement would increase or extend the liability of any party to any other person under this agreement;

2.2.8 the knowledge, information, belief or awareness of any person shall be deemed to include any knowledge, information, belief or awareness which the person would have if the person had made all reasonable enquiries of James Froomberg, Diana Bromley, Paul Lorber, the current officers of the Company and the Seller and the relevant personnel involved in this transaction at each of Memery Crystal and Lawrence Graham and Richard Goldstein at Clifford Chance; and

2.2.9 writing shall include any method of reproducing words in a legible and permanent form.

3. SALE AND PURCHASE

3.1 The Seller shall sell and transfer, or procure the transfer of, and the Purchaser shall purchase the Shares.

3.2 The Seller covenants with the Purchaser that:

3.2.1 the Shares constitute the whole of the allotted and of the issued share capital of the Company;

3.2.2 the full legal and beneficial interest in the Shares will be transferred to the Purchaser at Completion on the terms set out in this agreement;

3.2.3 the Shares will be sold free from all claims, liens, charges, equities, encumbrances and adverse rights of any description and together with all rights attached to them at the date of this agreement or subsequently becoming attached to them;

3.2.4 it shall (and shall procure that any necessary other person shall) at its own expense, do, execute and perform all such further acts, deeds, documents and things as the Purchaser may reasonably request to vest any of the Shares in the Purchaser.

3.3 The Seller waives (and shall procure the waiver of) all restrictions on transfer (including pre-emption rights) which may exist in relation to the Shares under the articles of association of the Company or otherwise.

3.4 The Purchaser shall not be obliged to complete the purchase of any of the Shares unless the Seller shall at the same time complete the sale of all of the Shares and the Nominee Company Shares but completion of the purchase of some of the Shares will not affect the rights of the Purchaser with respect to the purchase of the other Shares and the Nominee Company Shares.

3.5 The Seller shall not be obliged to complete the sale of any of the Shares unless the Purchaser shall at the same time complete the purchase of all of the Shares and the Nominee Company Shares but completion of the sale of some of the Shares will not affect the right of the Seller with respect to the sale of the other Shares and the Nominee Company Shares.

3.6 The Seller shall not be obliged to complete the sale of any of the Shares unless the Purchaser shall at the same time complete the Elvin House Leases and the Elvin House Services Agreement and unless the Company and the Nominee Companies shall execute the Debenture.

3.7 The Seller shall on Completion transfer, or shall procure the transfer, to the Company of

(a) such Intellectual Property Rights as are owned by any Seller Group Company but which are predominantly used or held for use in connection with the Business at the Completion Date; and

(b) such licences, authorisations and permissions to any Seller Group Company, given in respect of Intellectual Property Rights which are predominantly used or held for use in connection with the Business at the Completion Date, as are capable of transfer to the Company

and where any such use is not predominant, the Seller shall license or use all reasonable endeavours to procure the licensing of such rights to the Company without any profit on the part of the Seller or any Seller Group Company. All such licences to be without limit of time, transferable and permit use of the rights concerned in the same manner and to the same extent as such rights are currently enjoyed by the Company.

4. CONSIDERATION

4.1 Initial and Further Consideration

Subject to adjustment in accordance with this agreement, the consideration for the sale of the Shares (together with the indemnities given and obligations accepted by the Seller hereunder) shall be the Initial Consideration which shall be payable by the Purchaser to the Seller in cash at Completion and the Further Consideration which shall be payable in two instalments of £18,000,000 and £14,000,000 payable on 1 December 2003 and 1 December 2004 respectively provided that if an Event of Default occurs prior to 1 December 2004 all unpaid Further Consideration shall be payable immediately upon the occurrence of the Event of Default save that **clause 10** shall (if applicable) apply to the accelerated payment as it applies to unpaid Further Consideration. In the event that the Purchaser defaults in the payment of either the Second Instalment or the Third Instalment, the Purchaser shall pay the Seller interest at the Interest Rate on the First Instalment and/or the Second Instalment as the case may be from the date such payment was due until the date of actual payment. The Purchaser shall have the right (but not the obligation) to pay either or both the instalments of the Further Consideration prior to its due date for payment PROVIDED THAT the Second Instalment is paid in full prior to or at the same time as the payment of the Third Instalment and in the event that the Purchaser exercises this right, the amount to be paid will not be subject to any discount.

4.2 Draft Completion Accounts

The Purchaser shall procure that the Company shall within 32 Business Days following Completion prepare a draft of the Completion Accounts. The Completion Accounts shall be prepared in accordance with **schedule 4** and will show as separate items the fixed assets of the Company (being solely the Properties as defined in **paragraph 1 of schedule 4**) and the Net Current Liabilities. The Intra-Group Debt and the Net Current Asset Deficiency Debtor (if any) included within the Net Current Assets or the Net Current Liabilities will all be separately identifiable.

Once prepared, the Purchaser shall forthwith deliver to the Seller the draft Completion Accounts.

4.3 Seller's review of draft Completion Accounts

The Seller and the Seller's Accountants shall be entitled to review the draft Completion Accounts. Within 20 Business Days following receipt by the Seller of the draft Completion Accounts, the Seller may request such supporting documentation as the Seller reasonably requires in order to complete its review of the draft Completion Accounts. Within 20 Business Days following receipt by the Seller of the draft Completion Accounts, the Seller shall notify the Purchaser whether or not the Seller objects to the Completion Accounts and, if it does, shall give the Purchaser in writing details of the Seller's grounds for the objection (together with such supporting documentation as the Purchaser may reasonably request). In the case of objection, the parties shall meet and discuss the Seller's objections in order to seek to reach agreement upon such adjustments (if any) to the draft Completion Accounts as are necessary in order to put such draft document in a form which is agreed by both the Seller and the Purchaser. If the Seller does not so notify the Purchaser within the 20

Business Day period specified, then the Seller shall, in the absence of manifest error, be deemed to have accepted the draft Completion Accounts delivered to it as the Completion Accounts.

4.4 **Independent review**

If the Purchaser and the Seller are unable to resolve all objections raised within 20 Business Days following the notification of objections by the Seller, the matters in dispute shall be referred for resolution on the application of either the Seller or the Purchaser to an independent firm of internationally recognised chartered accountants to be appointed by agreement between the Seller and the Purchaser or, in default of agreement, by the President for the time being of the Institute of Chartered Accountants in England and Wales. In giving its decision, the firm so appointed shall state what adjustments (if any) are necessary to the draft Completion Accounts in order for them to have been prepared in accordance with this agreement. Any decision of such independent firm shall be final and binding on the parties (save in the case of manifest error) and shall be given by it as expert and not as arbitrator.

4.5 **Costs**

The costs of the Purchaser's Accountants pursuant to the provisions of this **clause 4** shall be borne by the Purchaser and the costs of the Seller's Accountants shall be borne by the Seller. The costs of the independent accountants referred to in **clause 4.4** (if applicable) shall form part of the award.

4.6 **Equalisation of Net Current Assets or Net Current Liabilities**

In the event that the Completion Accounts (as agreed or determined pursuant to this **clause 4**) disclose an aggregate of the Net Current Asset Deficiency Debtor plus the quantum of any Net Current Liabilities or less the quantum of any Net Current Assets in excess of £3,000,000 then the excess shall be paid to the Purchaser, by way of adjustment to the Initial Consideration, together with an amount equal to interest on that amount at the Interest Rate (less tax if deductible) calculated from and including the date of Completion up to but excluding the date of payment, such payment to be made within three Business Days after agreement of final determination of the Completion Accounts pursuant to this **clause 4.**

On 1 December 2003, the Seller shall pay to the Purchaser on behalf of the Company the Net Current Asset Deficiency Debtor and where the Completion Accounts disclose Net Current Liabilities the aggregate of the Net Current Liabilities less any amounts already paid by the Seller calculated in accordance with this **clause 4.6** to the Purchaser as a reduction of the Second Instalment.

Where the Completion Accounts disclose Net Current Assets, the Purchaser will pay to the Seller as an increase of the Second Instalment the quantum of the Net Current Assets, up to a maximum of the Net Current Asset Deficiency Debtor.

All payments payable on 1 December 2003 are to be made without interest. For the avoidance of doubt, the maximum amount payable by the Seller to the Purchaser on 1 December 2003 is £3,000,000.

On 1 December 2004, where the Completion Accounts disclose Net Current Assets, the Purchaser shall pay to the Seller, by way of additional consideration, the amount of the Net Current Assets, to the extent not already settled in accordance with this **clause 4.6**.

All payments to be made by clearing house automated payment system transfer to the client account of the Purchaser's Solicitors with HSBC Bank plc, 196a Piccadilly, London W1V 0DY (Account Number: 20614505) (Sort Code: 40-05-27) or Seller's Solicitors with Barclays Bank Plc of London Corporate Banking PO Box 544 1st Floor, 54 Lombard Street London EC3V 9EX (Account Number: 80646970) (Sort Code: 20-05-75) (as appropriate) or by such other method as the parties shall agree and the Purchaser's Solicitors or Seller's Solicitors (as appropriate) are authorised to receive the payment on behalf of the Purchaser or Seller (as appropriate) and payment to them will be a good and sufficient discharge to the Seller or Purchaser (as appropriate) and the Seller or Purchaser (as appropriate) will not be further concerned as to the application of the monies so paid.

The Seller shall be entitled to set-off any amounts payable by it under this **clause 4.6** against the Second Instalment due from the Purchaser to the Seller on the same date (to the extent that the Second Instalment due from the Purchaser remains unpaid).

The Seller shall be entitled to set-off any amounts due to it under this **clause 4.6** against the Intra-Group Debt (to the extent that either the Second Instalment or the Third Instalment due from the Purchaser remain unpaid).

The Purchaser shall be entitled to set-off any amounts payable by it under this **clause 4.6** against any payment due to it under **clause 12.4** (but if such right is exercised then, this is without prejudice to the Purchaser's obligation under **clause 12.4** to procure that the Statutory Debt (to the extent of the amount set off) is paid to the trustees of Scheme 1 within the time scale set out in **clause 12.4**). The Purchaser shall be entitled to set-off any amounts due to it against the Second Instalment or the Third Instalment (as the case may be).

In the event of conflict between the interpretation of this **clause 4.6** and the illustrative examples contained within **schedule 4**, then, in the absence of manifest error in the illustrative examples, the interpretation drawn from the illustrative examples should prevail.

Any reference to 1 December 2003 or 1 December 2004 in **clauses 4.6, 5.1** and **5.2** and the illustrative examples in **schedule 4** shall be construed as the date of payment of the Second Instalment or the Third Instalment (as the case may be) in the event that the Purchaser exercises its rights under **clause 4.1** to pay such instalment of the Further Consideration earlier than the due date for payment.

4.7 **Cap on additional consideration**

The amount of additional consideration payable by the Purchaser to the Seller shall not exceed £4,000,000.

4.8 **Audited Statutory Accounts**

The Purchaser agrees that it will procure that the Company prepares audited statutory accounts is respect of its accounting period commencing 1 January 2002 and ending on the Completion Date and the Purchaser shall deliver to the Seller a copy of such audited

statutory accounts within two Business Days after signature of the auditors report thereon. The Seller shall reimburse the Purchaser or the Company one half of the reasonable external costs in carrying out such audit and reviewing the Company's tax computations in respect of that accounting period provided such costs are agreed prior to payment by the Seller, acting reasonably.

5. INTRA-GROUP ARRANGEMENTS

5.1 Additional payment to Seller in respect of Intra-Group Debt

If the Intra-Group Debt disclosed in the Completion Accounts (as agreed or finally determined pursuant to **clause 4**) is a net amount due to the Seller or members of the Seller's Group then the Purchaser shall procure (on behalf of the Company) payment to the Seller of the excess of the Intra-group Debt over £659,000 by way of adjustment to the Initial Consideration, such payment to be made within three Business Days after agreement or final determination of the Completion Accounts pursuant to **clause 4.**

On 1 December 2004, the Purchaser shall on behalf of the Company pay (or procure payment) to the Seller of up to £659,000 of the Intra Group Debt.

5.2 Repayment to Purchaser in respect of Intra-Group Debt

If the Intra-Group Debt disclosed in the Completion Accounts (as agreed or finally determined pursuant to **clause 4**) is a net amount due to the Company then the Seller shall pay (or procure payment) to the Purchaser (on behalf of the Company) the excess of the Intra-group Debt over £659,000 by way of adjustment to the Initial Consideration, such payment to be made within three Business Days after agreement or final determination of the Completion Accounts pursuant to **clause 4.**

On 1 December 2004, the Seller shall pay (or procure payment) to the Purchaser (on behalf of the Company) of up to £659,000 of the Intra Group Debt.

The Purchaser shall be entitled to set-off the amount due under this **clause 5.2** against the Third Instalment due from the Purchaser for the Seller on the same date (to the extent that it remains unpaid).

5.3 *Undertaking in respect of the Company's cash resources*

The Seller undertakes to the Purchaser that since 30 June 2002, neither it nor any other Seller's Group Company has received any of the cash at bank or in hand of the Company other than in respect of payment of routine trading items in the ordinary course of business.

6. PROPERTY SPECIAL CONDITIONS

6.1.1 The Guarantor shall fully and effectively indemnify and at all times keep indemnified the Seller against all liabilities actions proceedings claims demands damages costs and expenses (including without limitation all legal and other costs reasonably and properly incurred in taking legal advice or defending bringing or settling any claim) which may at

any time be taken made incurred or arise in consequence of the non-completion of either or both of the deeds of variation referred to in paragraph 10.4.4 of Schedule 3 and any non-performance non-observance or breach of the terms of the Settlement Letter made the 8th December 2000 between (1) the Seller and the Company and (2) WNSL and/or the Consent Order dated 18 December 2000 and/or that dated 8 December 2000 but excluding any such liabilities actions proceedings claims demands damages costs and expenses which have before the date of this Agreement accrued to WNSL against the Seller as a result of the said deed of variation of the Stadium Transfer not being completed before the date of this Agreement provided that there shall not be so excluded any such liabilities, actions, proceedings, claims, demands, damages, costs and expenses which have accrued to WNSL against the Seller as a result of the Seller and/or the Company not having approved the Parking Management Strategy Document (as referred to in Condition 37 of the Draft Consent (as defined in **paragraph 10.4.2(a)** of **part 1 of schedule 3** to this Agreement) since 1st May 2002.

6.1.2 The Seller agrees at any time after the date hereof and at the reasonable request and cost of the Purchaser to enter into the deed of variation of the Stadium Transfer required pursuant to the Settlement Letter dated 8 December 2000 referred to in **clause 6.1.1** for the purpose only of confirming its consent to such variations as an original party to the Stadium Transfer and the Stadium Sale Agreement dated 12 January 1999 referred to in such deed of variation and not further or otherwise.

6.2 If the Seller shall at any time after the date of this Agreement find any of the Documents (as defined in a statutory declaration as to missing documents made by Diana Bromley on 2nd August 2002) it shall as soon as reasonably possible notify the Purchaser or the Purchaser's Solicitors and thereafter immediately deliver any such Document or Documents to the Purchaser or the Purchaser's Solicitors (at the direction of the Purchaser).

6.3 The Seller shall on Completion deliver the following statutory declarations by:

6.3.1 Diana Bromley as to missing documents in the Agreed Form;

6.3.2 David Thomson as to the Olympic Way pedway in the Agreed Form;

6.3.3 David Thomson as to Engineers Way in the Agreed Form;

6.3.4 Diana Bromley as to various title documents in the Agreed Form.

6.4 The Seller confirms that the Company holds the Lease for itself absolutely and that there is no subsisting trust (or trusts) in favour of any other party.

7. COMPLETION

7.1 Time and place of Completion

Completion shall take place at the offices of the Purchaser's Solicitors immediately following signing of this agreement.

7.2 **Seller's delivery obligations**

At Completion, the Seller shall deliver (or procure to be delivered) to the Purchaser:

7.2.1 duly executed transfers of the Shares to the Purchaser and/or its nominee(s) together with the definitive share certificates in respect of the Shares in the names of the relevant transferors or an indemnity in Agreed Form in relation to any missing certificates;

7.2.2 a copy of the resolutions of the directors of the Seller certified by a duly appointed officer as true, correct, valid and outstanding, in Agreed Form, authorising the execution of and the performance by the Seller of its obligations under, this agreement and of each of the other documents to be executed pursuant to it;

7.2.3 any waivers, consents or other documents necessary to vest in the Purchaser the full legal and beneficial interest in the Shares and to enable the Purchaser and/or its nominee(s) to be registered as owners of them;

7.2.4 written resignations and releases executed as deeds in Agreed Form from all persons who, immediately prior to Completion, were directors or secretaries of the Company other than Janet Viazzani and Nicholas Potter;

7.2.5 written resignation of the Auditors as auditors of the Company with effect from Completion by notices in accordance with section 392 of the Companies Act in each case containing a statement in accordance with section 394(1) of the Companies Act together with confirmation that they have no claims against the Company for unpaid fees or expenses in such form as the Purchaser may require;

7.2.6 the statutory registers and other books of the Company made up to date, the certificates of incorporation and certificates of incorporation on change of name, the common seals and copies of the memorandum and articles of the Company;

7.2.7 all deeds and documents of title relating to the Properties listed in **schedule 6**;

7.2.8 copies of all bank mandates of the Company;

7.2.9 a letter in Agreed Form from the Seller executed as a deed and such other evidence as the Purchaser may require irrevocably and unconditionally releasing and discharging the Company from all obligations, indebtedness or liabilities to any Seller's Group Company save for the Intra-Group Debt and in respect of the Elvin House Leases, the Services Agreement, the L&C Indemnity and the Temporary Services Agreement;

7.2.10 the Tax Deed in Agreed Form duly executed as a deed by the Seller;

7.2.11 all cheque books and computer cheques in current use of the Company and all papers, books, records, keys, credit cards and other property of the Company in the possession or under the control of the Seller or any officer or employee of the Company resigning at Completion;

7.2.12 letters executed as deeds and such other evidence as the Purchaser may require of the irrevocable and unconditional release and discharge of the Company from all obligations and liabilities pursuant to any guarantees, charges, bonds, sureties, indemnities, securities, comfort letters or similar obligations given or entered into by the Company to or in favour

of any person in respect of any liabilities or obligations (actual or contingent) of any Seller's Group Company;

7.2.13 the counterpart of the Elvin House Plc Lease executed by the Seller;

7.2.14 the counterpart of the Elvin House WI Lease executed by Wembley International Limited;

7.2.15 the counterpart of the Stadium Assignment duly executed by the Seller;

7.2.16 notice of assignment (pursuant to the Stadium Assignment) signed by the Seller.

7.3 **Seller's performance obligations**

At Completion, the Seller shall:

7.3.1 procure that a meeting of the directors of the Company shall be held at which it is resolved to:

(a) approve the transfers of the Shares and (subject to them being duly stamped) the registration of the Purchaser and/or its nominee(s) as members in respect of the Shares;

(b) revoke all existing bank mandates;

(c) appoint such persons as the Purchaser may nominate as auditors of the Company with immediate effect;

(d) appoint such persons as the Purchaser may nominate as directors and secretary of the Company with immediate effect;

(e) change the registered office of the Company to such place as the Purchaser may nominate;

(f) change the accounting reference date of the Company to such date as the Purchaser may nominate; and

(g) record the resignations of officers and auditors referred to in this **clause 7**;

7.3.2 accept and execute a counterpart of the Elvin House plc Lease and procure that Wembley International Limited accepts and executes a counterpart of the Elvin House WI Lease;

7.3.3 execute and deliver the Elvin House Services Agreement;

7.3.4 execute and deliver the Debenture.

7.4 **Purchaser's obligations**

Upon completion of all the matters referred to in **clauses 7.2** and **7.3** the Purchaser shall:

7.4.1 pay to the Seller £16,000,000 in cash by clearing house automated payment system transfer to the client account of the Seller's Solicitors with Barclays Bank Plc of London Corporate Banking PO Box 544 1st Floor, 54 Lombard Street London EC3V 9EX (Account Number: 80646970) (Sort Code: 20-05-75) and the Seller's Solicitors are authorised to receive the Initial Consideration on behalf of the Seller and payment to them will be a good and sufficient discharge to the Purchaser and the Purchaser will not be further concerned as to the application of the moneys so paid;

7.4.2 deliver (or procure the delivery of) to the Seller or Wembley International Limited (as the case may be):

(a) the Tax Deed executed by the Purchaser;

(b) a copy of the resolutions of the directors of the Purchaser and the Guarantor respectively, certified by a duly appointed officer as true, correct, valid and outstanding, in Agreed Form, authorising the execution of and the performance by the Purchaser and the Guarantor respectively of its obligations under, this agreement and of each of the other documents to be executed by each of them pursuant to it;

(c) deliver the originals of the Elvin House Leases duly executed by Gideon 3 Limited and Gideon 4 Limited and grant (or procure the grant of) the Elvin House Leases;

(d) the Debenture duly executed by the Company and each of the Nominee Companies together with Land Registry AP1 form in respect of the charge;

(e) the Guarantee duly executed by the Guarantor;

(f) the L&C Indemnity duly executed by the Purchaser and the Guarantor;

(g) a statutory declaration in Agreed Form (made for the purposes of sections 155 to 158) duly sworn by all the directors of the Company (following the resignation of Mark Elliot and Nigel Potter) together with a certified copy of the statutory report in Agreed Form prepared by the auditors of the Company under section 156(4) of the Companies Act 1985;

(h) board memorandum in Agreed Form of the Company confirming that the Company has net assets which are not reduced by the giving of financial assistance;

(i) the WLL Letter duly executed by the Company;

(j) a counterpart of the Stadium Assignment duly executed by the Company, the Guarantor and the Nominee Companies.

7.4.3 procure that a meeting of the directors (following the resignations and appointments approved at the meeting held pursuant to clause 7.3.1 of the Company) shall be held at which it is resolved to:-

(a) approve the grant of the Debenture;

(b) make a statutory declaration pursuant to Section 155 of the Companies Act in respect of the Debenture;

7.4.4 Before on or within 5 Business Days after the Completion Date the Seller shall deposit the relevant Land Certificates for Titles on deposit at HM Land Registry to meet the Seller's applications for registration of the Debenture of part of the Properties.

7.4.5 Within 21 days after Completion the Purchaser shall deliver to the Seller a copy of the insurance policy or policies relating to that part of the Properties to be charged by the Debenture together with (a) written confirmation from the insurers of the relevant Nominee Companies as the insured parties thereunder and (b) evidence reasonably satisfactory to the Seller that the Seller's interest is noted against the policies.

7.5 **Failure to comply**

If the Seller or the Purchaser shall fail fully to comply with any of its obligations under **clauses 7.2** and **7.3** on the date fixed for Completion under **clause 7.1**, the party not in default shall, without prejudice to any other rights or remedies which it may have, be entitled to:

7.5.1 defer Completion with respect to some or all of the Shares to a date not less than 7 nor more than 28 days after that date (in which case the provisions of this **clause 7.5.1** shall also apply to Completion as so deferred); or

7.5.2 terminate this agreement in which event the provisions of this agreement, with the exception of the obligations in **clauses 14** (Announcements), **15** (Confidentiality), **26** (Counterparts), **27** (Notices) and **28** (Law and Jurisdiction), shall immediately terminate and cease to have effect; or

7.5.3 proceed to Completion so far as is practicable.

8. WARRANTIES

8.1 The Seller warrants, to the Purchaser in the terms of the statements set out in **schedule 3** as at the date of this agreement.

8.2 The Seller acknowledges that the Purchaser in entering into this agreement has relied on the Warranties.

8.3 The Seller agrees (in the absence of fraud) to waive any right or remedy which the Seller may have against the Company or any present or former director, employee or agent of the Company in connection with any representation, warranty, agreement or statement by any such person in relation to this agreement and any other document to be executed in connection with it.

8.4 Each of the Warranties shall be construed as a separate and independent provision.

8.5 Any amount paid by the Seller to the Purchaser in relation to a Claim shall be deemed to constitute a reduction to the Initial Consideration and the Further Consideration.

8.6 Each party hereby warrants to the other that:-

8.6.1 it is a company duly incorporated in and validly existing under the laws of England and Wales, has full power and authority without requiring the consent of any person to enter into and perform its obligations under this agreement and all documents in Agreed Form requiring execution by it;

8.6.2 it has taken all necessary corporate or other action to authorise the execution, delivery and performance of this agreement and all documents in Agreed Form requiring execution, delivery and performance by it;

8.6.3 this agreement and all documents in Agreed Form requiring execution by it will, when executed, constitute lawful, valid and binding obligations of it in accordance with their respective terms.

9. LIMITATIONS TO THE WARRANTIES

9.1 Maximum amount of liability

The aggregate liability of the Seller for all Claims and Indemnity Claims shall not exceed £48,000,000.

9.2 Minimum amount of liability

The Seller shall have no liability in respect of a Warranty Claim unless the amount of such Warranty Claim (excluding related interest and costs) exceeds £15,000 and the amount of such Warranty Claim when aggregated with all other Warranty Claims exceeding £15,000 exceeds £275,000, provided that if the amount of the Claims exceeds £275,000, then the Seller shall be liable for the whole of the liability and not just the excess.

9.3 Time limits

No Claim shall be made against the Seller unless notice in writing setting out such details of the Claim as are known to the Purchaser is given to the Seller by the Purchaser:

9.3.1 on or before 30 June 2004 in respect of a Warranty Claim (other than in respect of a Warranty Claim relating to Taxation or in respect of Warranty 3.3);

9.3.2 on or before 31 December 2005 in respect of a Warranty Claim in respect of Warranty 3.3; or

9.3.3 on or before the date falling 6 years after the end of the current financial year of the Company in respect of a Warranty Claim relating to Taxation or a Tax Deed Claim.

9.3.4 if proceedings in respect of a Claim, notified in accordance with **clauses 9.3.1** and **9.3.2** above, have not been issued and served on the Seller within six months after the date of notification of such Claim, or in the case of a Claim which has arisen by reason of some liability which is contingent only or not otherwise capable of being quantified six months from the date on which the liability ceases to be contingent or (as the case may be) the Purchaser becomes aware that the liability has become capable of being quantified.

9.4 Exclusion of claims

9.4.1 The Seller shall have no liability in respect of any Warranty Claim in relation to any matter fairly disclosed in the Disclosure Letter or the Disclosure Bundle (as defined in the Disclosure Letter) save that, for the avoidance of doubt, the only disclosure in respect of Warranty 3.3 is as set out therein.

9.4.2 The Seller shall have no liability under the warranties set out in **paragraph 10** of **part 1** of **schedule 3** to this agreement in respect of any matters contained or referred to in the registered titles of the Properties and any matter which has been or would have been disclosed as a result of:

(a) inspection or survey whether or not such inspection or survey has actually been made by or on behalf of the Purchaser; and

(b) searches or enquiries raised with any other person or any local or other authority or statutory or government body which either:

(i) have actually made or raised by the Purchaser's Solicitors prior to the date hereof; or

(ii) which would have been made by or on behalf of a prudent purchaser of the Properties but taking into account the terms of the confidentiality agreements referred to in **paragraph 10.1.2(b)(ii)** of **part 1 of schedule 3** and whether or not actually made by or on behalf of the Purchaser.

9.5 **Non-applicability in the event of fraud**

9.6 The exclusions and limitations in this clause 9 shall not apply in relation to Claims which are the consequence of fraud, wilful misconduct or wilful concealment by the Seller or any director of any Group Company or of any Seller's Group Company.

9.7 **Further Limitations**

9.7.1 No liability (whether in contract, tort or otherwise) shall attach to the Seller in respect of any Warranty Claim to the extent that:-

(a) the Warranty Claim or the events giving rise to the Warranty Claim would not have arisen but for a voluntary act, omission or transaction of the Purchaser or any other member of the Purchaser's Group otherwise than in the ordinary and proper course of the business of the Company or which would not have arisen but for any claim, election, disclaimer, notice or consent made or given (where the making or giving was not taken into account in computing any provision for Taxation (not including deferred Taxation) which appears in the Completion Accounts, or omitted to be made where the making or giving was taken into account in computing any provision for Taxation (not including deferred Taxation)) by the Purchaser's Group after Completion under the provisions of any statutes relating to Taxation;

(b) the Warranty Claim is based upon a liability which is contingent only or is incapable of being quantified, unless and until such contingent liability becomes an actual liability or becomes capable of being quantified (as the case may be) PROVIDED THAT the time limits for bringing the relevant Claim shall be extended by the time during which it remains contingent or unquantified;

(c) the Warranty Claim would not have arisen but for any winding-up or cessation after Completion of any business or trade carried on by any member of the Purchaser's Group except to the extent that such winding-up or cessation is occasioned by the facts or circumstances giving rise to one or more claims under the Warranties and Tax Deed or is carried out solely for the purposes of a reconstruction or amalgamation not involving insolvency;

(d) to the extent that a provision is made for the matter giving rise to the Warranty Claim in the Completion Accounts;

(e) any losses arising from Warranty Claims which are actually recovered under a policy of insurance of the Company.

(f) the passing of, or any change in, any law, rule, regulation, interpretation of the law or administrative practice of any government, governmental department, agency or regulatory body or any increase in the rates, methods of calculation or scope of

taxation or any imposition of taxation after the date of this Agreement save in relation to any Warranty Claim for Taxation;

(g) any change of accounting policy or practice of the Company after Completion;

(h) any disclaimer of, or election to reduce, capital allowances made after Completion by the Purchaser (other than at the request of the Seller) where such allowances were available to and claimed by the Company in respect of any period ended on or before Completion the making of which was not taken into account in computing (and so reducing) any provision for Taxation (not including any provision for deferred Taxation) which appears in the Completion Accounts or which would otherwise have appeared in the Completion Accounts; and

(i) in assessing any liabilities, damages or the amounts recoverable by the Purchaser as a result of any Warranty Claim there shall be taken into account any tax benefit accruing to the Purchaser's Group, including without limitation any amount of any tax relief obtained by the Purchaser's Group and any amount by which any Taxation for which the Purchaser's Group is liable to be assessed or accountable is reduced or extinguished, which in either case arises directly as a result of the matter which gives rise to such Warranty Claim.

9.7.2 No liability in respect of any Warranty Claim for Taxation under this Agreement shall become payable:-

(a) in the case of a Warranty Claim for Taxation involving an actual payment of Tax or the loss or set off of a relief against Taxation, before three days prior to the date on which a payment of Taxation becomes finally due and payable under or in consequence of the claim for Taxation in question; or

(b) in the case of a Warranty Claim for Taxation involving the loss of or reduction of a right to repayment of Taxation, prior to three days before the day on which any repayment or increased repayment of Taxation which, but for such Warranty Claim for Taxation would have been available, would have been due.

9.7.3 Where the same facts or circumstances could give rise to more than one Claim, the Purchaser shall not be entitled to recover more than once for the same loss.

9.7.4 No liability will arise and no Claim be made under this Agreement to the extent that the matter giving rise to such Claim is remediable unless within the period of 30 days following the Purchaser giving notice thereof to the Seller and such matter shall not have been remedied to the reasonable satisfaction of the Purchaser within the period of 30 days following the date of service of such notice.

9.7.5 In the event that the Seller at any time after the date hereof shall wish to take out insurance against their liability hereunder the Purchaser shall give such assistance as the Purchaser considers reasonable (at the cost of the Seller) in providing such information as the prospective insurer may reasonably require before effecting such insurance.

9.7.6 Nothing in this clause shall or shall be deemed to relieve the Purchaser or any member of the Purchaser's Group of any duty to mitigate any loss or damages incurred by it in relation to any Warranty Claims.

9.8 **Conduct of Claims**

9.8.1 This clause shall apply in circumstances where:

(a) any claim is made against the Purchaser's Group which may give rise to a Warranty Claim by the Purchaser against the Seller; or

(b) the Purchaser's Group is entitled to make recovery from some other person of any sum in respect of any facts or circumstances by reference to which the Purchaser has or may have a Warranty Claim against the Seller; or

(c) the Seller shall have paid to the Purchaser an amount in respect of a Warranty Claim and subsequent to the making of such payment the Purchaser's Group becomes entitled to recover from some other person a sum which is directly referable to that payment.

9.8.2 The Purchaser agrees that it shall and shall procure that each member of the Purchaser's Group shall:

(a) notify the Seller as soon as reasonably practicable of any claim made against the Purchaser's Group which may give rise to a Warranty Claim by the Purchaser against the Seller under this Agreement or of any entitlement to a recovery in the case of **clause 9.8.1(b)** or **(c)** above; and

(b) keep the Seller informed about the progress of the claim; and

(c) not serve any statement of case, settle or compromise any liability or claim, make any admission of liability, make any agreement, withdraw, discontinue, fail to defend, or take or fail to take any significant step, in relation to any claim without the prior written consent of the Seller, such consent not to be unreasonably withheld or delayed or made subject to any condition; and

(d) subject to the Seller indemnifying the Purchaser or other members of the Purchaser's Group against all reasonable costs and expenses properly incurred as a result of such action, either:

(i) take such action as the Seller may reasonably request (including the institution of proceedings and the instruction of professional advisors) to avoid, dispute, resist, compromise, settle, defend or appeal any claim, or to make recovery in the case of **clauses 9.8.1(b)** and **(c)** above as the case may be, in accordance with the reasonable instructions of the Seller; or

(ii) subject to **clause 9.8.3** below, allow the Seller to take the sole conduct of the claim and to give or cause to be given to the Seller all such assistance as the Seller shall reasonably request;

PROVIDED THAT the Purchaser shall not be under any obligation to comply with **clause 9.8.2(d)** above where by so doing it would damage the commercial interests of the Purchaser's Group and FURTHER PROVIDED THAT, where the Purchaser's Group does not so comply, the Purchaser hereby agrees that the amount due in respect of any Warranty Claim shall be reduced to the extent that the Seller's liability under the Warranty Claim has been thereby increased.

9.8.3 Where the Seller conducts any claim on behalf of the Purchaser's Group pursuant to **clause 9.8.2(d)(ii)** above, the Seller agrees not to serve any statement of case, settle or

compromise any liability or claim, make any admission of liability, make any agreement, withdraw, discontinue, fail to defend, or take or fail to take any significant step, in relation to any claim without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed or made subject to any condition PROVIDED THAT it shall be reasonable to withhold consent where, if it consented it would damage the commercial interests of the Purchaser's Group and Further PROVIDED THAT where the Purchaser's Group does not so comply, the Purchaser hereby agrees that the amount due in respect of any Warranty Claim shall be reduced to the extent that the Seller's liability under the Warranty Claim has been thereby increased.

9.9 **Tax**

If, in respect of or in connection with any Warranty Claim or any other claim under this agreement, any amount payable to the Purchaser or the Company by the Seller is subject to Tax, the amount to be paid by the Seller shall be such as to ensure that the net amount retained by the Purchaser or the Company after Tax has been taken into account is equal to the full amount which would have been payable to the Purchaser or the Company had the amount not been subject to Tax.

10. **RIGHTS OF SET OFF**

10.1 In the event that prior to the date on which the Further Consideration would otherwise become due in accordance with the terms of this agreement (**"Relevant Date"**) the Seller shall have failed to pay an amount due to the Purchaser pursuant to **clauses 4, 5** or **12** of this agreement or the Purchaser shall have given notice to the Seller of a claim under or arising out of or in connection with this agreement or the Warranties or the Tax Deed the following provisions shall apply if the Purchaser wishes to set-off the amount involved against the Further Consideration:

10.1.1 to the extent the amount relates to a failure to pay by the Seller in accordance with the provisions of **clauses, 4, 5** or **12** this Agreement or to the extent that any such claim shall have been Settled (as defined below) in favour of the Purchaser but shall not have been paid by the Seller prior to the Relevant Date the Purchaser shall be entitled to treat its obligations hereunder to pay in whole or in part the Further Consideration on the Relevant Date as being reduced by the Settlement Amount (as defined below);

10.1.2 to the extent that such claim shall not have been Settled then provided, prior to the Relevant Date, a notice of claim shall have been sent by the Purchaser to the Seller and the Seller has received a written opinion of Counsel (instructed in accordance with **clause 10.4** below) to the effect that the Purchaser is likely to succeed on the balance of probabilities in its claim aforesaid and specifying the quantum which is Counsel's best estimate of the amount which the Purchaser will recover in the event of a successful claim then (subject to **clause 10.1.3** below) an amount equal to such estimate shall not be paid on the date on which the Further Consideration would otherwise be payable but shall be paid by the Purchaser into the Escrow Account pending settlement or final adjudication of the claim;

10.1.3 where any sum is retained pursuant to **clause 10.1.2** above but the Purchaser shall not have served a writ or statement of claim on the Seller within 6 months of the date of the notice of claim, the Purchaser shall no longer be entitled to retain any sum from the Further Consideration pursuant to this clause and the amount retained shall be paid forthwith to the Seller from the Escrow Account in accordance with the Escrow Account Instruction Letter without set-off, deduction, counterclaim or credit together with accrued interest thereon accruing at the Interest Rate until the Relevant Date and from the Relevant Date at the rate the Purchaser is reasonably able to obtain from its bankers until the date of payment;

10.1.4 following the settlement of the claim the Purchaser shall be paid a sum equal to the Settlement Amount forthwith from the Escrow Account in accordance with the Escrow Account and the balance of the Further Consideration due on the Relevant Date but retained pursuant to **clause 10.1.2** shall be paid by the Purchaser to the Seller. Interest accrued on sums retained in the Escrow Account shall be paid to the Seller and the Purchaser respectively pro rata to the amount of the principal sum held in the Escrow Account which is released to each of them.

10.2 A claim shall be regarded as "Settled" for the purpose of this clause if either:

10.2.1 the Seller and the Purchaser (or their respective Solicitors) shall so agree in writing such written agreement not to be unduly withheld or delayed following any oral agreement between the parties; or

10.2.2 a Court has awarded judgment in respect of the claim and either no right of appeal lies in respect of such judgment or the parties are debarred whether by passage of time or otherwise from exercising any such right of appeal or the parties in whose favour the right of appeal subsists fails to lodge such appeal within 28 days of such judgment; or

10.2.3 the Purchaser discontinues its claim.

10.3 The Settlement Amount shall be the sum which the Seller has agreed to pay the Purchaser or the Court has adjudged to be due, including the Purchaser's costs relating thereto to the extent such costs are agreed or assessed by the Court or, in the case of a failure to pay an amount due pursuant **clauses 4, 5** or **12** of this agreement, the amount of such payment (together with interest at the Interest Rate from the date the amount was due for payment).

10.4 For the purposes of **clause 10.1.2** the Purchaser and the Seller shall jointly select the Counsel to be instructed who shall be of such age and experience as is commensurate with the nature of the sums involved in the claim being made. The Counsel shall be instructed jointly (at the joint cost of the Seller and the Purchaser) by the Purchaser's Solicitors and the Seller's Solicitors who shall both approve the written instructions to Counsel (such approval not to be unreasonably withheld or delayed) and each party shall be entitled to inspect all documents sent to Counsel provided that if Seller's Solicitors shall not have given such approval within 14 days of written request by the Purchaser's Solicitors the Purchaser shall be entitled to instruct Counsel without further reference to the Seller. Where the Purchaser and the Seller are unable to agree on an appropriate Counsel within 14 days of either party proposing a suitable person, Counsel shall be selected by the Purchaser providing a list of 5 suitable Counsel who are available and free from any conflict of interests and (in the

absence of agreement by the Seller on any of the names) the first name on the list shall be appointed.

10.5 *If an Event of Default occurs, the Seller shall be entitled to set off any amount it owes* (or will owe once the relevant date for payment has passed) to the Purchaser pursuant to **clauses** 4 or 5 of this Agreement or in respect of any Claim, any Indemnity Claim or other claim under this Agreement which is Settled (within the meaning of **clause 10.2**) against either the Second Instalment or the Third Instalment.

11. RESTRICTIVE COVENANTS

11.1 Restrictions

The Seller undertakes to and covenants with the Purchaser and the Company that it will not (and will procure that no Seller's Group Company will for so long as it remains part of the Seller's Group) either on its own account or jointly with, or as manager, agent, officer or otherwise on behalf of, any other person, directly or indirectly save, other than in relation to **clause 11.1.4**, in respect of carrying on the business of The Corporate Innovations Company Limited (company number 02844684) and the provision of conference and exhibition services by GRA Limited at its race tracks:

11.1.1 for a period of 3 years following Completion establish, develop, carry on or be engaged, concerned, employed or interested in any business, enterprise or venture which competes with, or seeks to compete with, the Business, or any part of it, in the Restricted Area save that it may hold (alone or when aggregated with the holdings of any other Seller's Group Company) shares or debentures in a company the shares in which are traded on a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) and which confer not more than 5 per cent. of the votes which may be cast at a general meeting of the company.

11.1.2 for a period of 3 years following Completion canvass, solicit or approach any person for the purpose of offering to that person Restricted Services in the Restricted Area or supply Restricted Services in the Restricted Area to any person:

(a) who was provided with Restricted Services by the Company at any time during the 2 years up to and including the date of Completion; or

(b) who negotiated with the Company for the supply of Restricted Services at any time during the year up to and including the date of Completion;

11.1.3 for a period of 3 years following Completion solicit or entice away or endeavour to solicit or entice away from the Company any person employed in an executive, technical or sales capacity at the date of Completion with a view to inducing that person to leave such employment and to act for another employer in the same or a similar capacity in relation to the same field of work;

11.1.4 (without prejudice to the Company's rights to enforce the Listed Intellectual Property Rights and such rights as it may have to take passing-off action to protect the Business Names and the Business Signs following Completion and without limitation of the other covenants in this clause 11 and the Purchaser acknowledging each member of the Seller's

Group which has a corporate name which includes the word "Wembley" may retain such word in their name:

(a) during the period of 3 years following Completion; and

(b) during such further period during which the Company (or any assign, successor or tenant to or of all or any part of the Properties or any interest therein) may use (or be making bona fide preparations to use) any of the Business Names or any other sign including the word "Wembley" in relation to any service or activity at or provided from the Properties or any part of any of them:

use any of the Business Names, or any similar sign in relation to any Restricted Services or any similar services provided within, Greater London (as defined by its boundaries at the date of this Agreement) or any point within 25 miles of any part of Greater London in a manner that would (as a manner of use; notwithstanding that relevant trade mark registrations are now owned by the Company, and may not exist) be (allowing for the defence under Section 11(2)(b) of the Trade Marks Act 1994 if it would be established on the specific facts, but otherwise ignoring potential defences, and assuming validity) an infringement under s10(1) or 10(2) of the 1994 Act of a relevant UK trade mark registered in respect of the services in question. For the avoidance of doubt, Wembley International Limited's marketing and sale of the "Wembley Ticketing System" business software is not caught by the provisions of this **clause 11.1.4** (and the running of greyhound races is not a similar service to the Restricted Services);

11.1.5 for a period of five years following Completion, acquire any land within 100 yards of the boundary of any part of the Properties, save in respect of the development of a greyhound racing track;

11.1.6 at any time following Completion disclose (save to the extent required by law) or use, or permit to be disclosed or used, for its own benefit or that of any other person, any Information save that the Seller may use and disclose such part of the Information (if any) as relates to the subject matter of the Stadium Sale Agreement to the extent necessary to comply with any continuing obligations of the Seller under the Stadium Sale Agreement or any existing agreements entered into by the Seller pursuant to the obligations of that agreement, subject to such conditions and obligations of confidence as the Seller can impose in the circumstances.

11.2 Reasonableness

The restrictions in **clause 11.1** are considered to be reasonable by the parties for the legitimate protection of the business and goodwill of the Company but each of them is distinct and severable from the others and if at any time one or more of such restrictions is determined to be unenforceable (whether wholly or to any extent) the enforceability of the remaining restrictions (or the same restriction to any other extent) shall not in any way be affected or impaired.

12. PENSION SCHEMES

12.1 The parties agree that, with effect from Completion, the Company will cease to participate as an employer in Scheme 1.

12.2 The Seller hereby indemnifies the Purchaser and the Company against all actions, claims, costs, expenses, damages, awards, compensation, fines, court and tribunal orders arising and all other liabilities (on an after tax basis) arising out of or in connection with a claim of any or all of the following part-time workers that at any time they should have been provided with access to the Pension Schemes: Barbara Dodds, Audrey Heasman and Fred Hughes.

12.3 The Seller shall use reasonable endeavours to procure that as soon as is practicable following Completion the actuary to Scheme 1 certifies the statutory debt of the Company arising as a result of section 75 of the 1995 Act (the **"Statutory Debt"**).

12.4 Within 5 Business Days of the date on which the Company is notified of the Actuary's certification of the Statutory Debt, the Seller undertakes to pay a sum equal to the Statutory Debt to the Purchaser and the Purchaser undertakes to procure that the Company pays that sum within one Business Day of receipt to the trustees of Scheme 1. For a Statutory Debt payment of up to £2 million, the Purchaser shall pay an amount equal to 30 per cent. of the Statutory Debt payment (**"the First Tax Benefit Payment"**) to the Seller on 1 June 2004. In respect of a Statutory Debt payment of £2 million or more, then the Purchaser shall pay £600,000 to the Seller on 1 June 2004 and an amount equal to 30 per cent. of the Statutory Debt in excess of up to £2 million to the Seller on 1 June 2005 (both such amounts being defined as **"the Second Tax Benefit Payment"**) PROVIDED THAT:

12.4.1 if the Statutory Debt payment is made by the Seller to the Purchaser after 31 December 2002, the payment dates referred to above will each be deferred by 12 months;

12.4.2 in the event that the Company does not obtain a deduction for any element of the Statutory Debt payment in its corporation Tax computations for any accounting period ending on or before 31 March 2003, the Seller shall not be entitled to receive either the First Tax Benefit Payment or the Second Tax Benefit Payment pursuant to this clause **12.4**;

12.4.3 the First Tax Benefit Payment and Second Tax Benefit Payment shall be treated as adjustments to the Further Consideration; and

12.4.4 the Purchaser shall use its reasonable endeavours and shall procure that the Company uses its reasonable endeavours to obtain a deduction for any element of the Statutory Debt payment in its corporation Tax computations for any accounting period ending on or before 31 March 2003. The Purchaser or its duly authorised agents shall prepare the corporation Tax return and computations of the Company for any Accounting Period ending on or before 31 March 2003. The Purchaser shall procure that the Company shall consult with the Seller on the contents of such corporation Tax return insofar as they relate to the deduction for any element of the Statutory Debt Payment and shall include such reasonable amendments as the Seller shall require in relation to such deduction in respect of the corporation Tax return, prior to its submission to the Inland Revenue. The corporation Tax return and computations shall only be finally submitted to the Inland Revenue on the receipt of approval from the Seller such approval to be limited to the

presentation of such deduction and not to be unreasonably withheld or unreasonably delayed.

13. SPECIFIC INDEMNITIES

13.1 The Seller hereby indemnifies the Purchaser and the Company against all actions, claims, costs, expenses (reasonably incurred), damages, awards, compensation, fines, court and tribunal orders arising and all other liabilities (on an after tax basis) arising out of or in connection with:

13.1.1 any claim by or on behalf of any or all casual workers or temporary workers engaged (directly or indirectly) by the Company who provided services to the Company at any time in the period of 2 years prior to the date of Completion that they are and/or should be and/or should have been treated as employees, including, but without limitation, any claim of discrimination whether as a part-timer or otherwise for any loss of employee entitlements or benefits (including pension provision) or otherwise PROVIDED THAT this indemnity is limited to any liability which arises as a consequence of any act or omission of the Company in the period of 2 years prior to the date of Completion and notice of a claim under this indemnity is given by the Purchaser to the Seller not later than 2 years following the date of Completion;

13.1.2 any claims made against the Company in respect of matters which were the subject of insurance policies written on behalf of Independent Insurance plc (or any of its subsidiaries) for the benefit of the Company or which arose between the time that such policies ceased to provide insurance cover to the Company and the time at which replacement cover was obtained by the Company.

13.1.3 any claim by any of the Licensees and/or any third party under or by reference to:

(a) the licence granted in clause 1 of the Codemasters Agreement and clause 2.01 of the Electronic Arts Agreement; and

(b) the warranties and representations contained in clause 6 of the Codemasters Agreement and clause 5.01 of the Electronic Arts Agreement; and

but excluding any claims arising out of any variation to, amendment or extension of the Electronic Arts Agreement and the Codemasters Agreement after the date of Completion.

13.1.4 any claim arising in relation to the provision by the Company of any payroll services in breach of existing agreement of the Company;

13.1.5 any claim made by or on behalf of Mr Hubert Pereira pursuant to the Disability Discrimination Act 1995 that he was discriminated against by the Company at any time on or prior to the date of Completion;

13.1.6 the contract which is the subject of the Bull Novation Agreement until such time as the Bull Novation Agreement becomes effective.

13.2 The Seller hereby indemnifies the Purchaser and the Company against all actions, claims, costs, expenses, damages, awards, compensation, fines, court and tribunal orders arising and all other liabilities (on an after tax basis) arising out of or in connection with (i) any demand

from the Football Trust or (ii) any settlement or agreement entered into (with the Seller's prior consent) by or any award or judgment made against the Purchaser or any member of the Purchaser's Group, in each case to repay part or all of the Football Trust Grant (subject to the Purchaser complying with Clauses 13.5, 13.6, 13.7 and 13.10 below).

13.3 The Seller shall use all reasonable endeavours to obtain written clarification from the Football Trust as to whether or in what circumstances the Football Trust Grant is repayable. The Purchaser shall be entitled to request the Seller to provide it with reasonable information as to progress not more frequently than once a quarter. In the event that the Seller at any time receives unambiguous written clarification from the Football Trust it shall provide a copy of such written clarification to the Purchaser.

13.4 After 1st December 2004 (or prior to 1st December 2004, but only in relation to a Permitted Transaction where the counter party requires clarification be sought under this clause 13.4) if the Purchaser can demonstrate to the reasonable satisfaction of the Seller that it, the Company or the Nominee Companies or any of them, is in negotiations with a bona fide third party purchaser to sell all or part of Olympic Way or all or part of the shares in the Companies (or any of them) or that it or the Company or the Nominee Companies (or any of them) wish to carry out any of the actions specified in clauses 13.5 or 13.7, then the Purchaser may request the Seller in writing that the Seller seeks written clarification from the Football Trust as to whether the Football Trust Grant is repayable (including by virtue of the transfer of the Properties to the Gideon Companies and the transfer of the Stadium to WNSL). If such clarification is not received from the Football Trust within 30 days of the written request from the Purchaser to the Seller, then the Purchaser shall be entitled to seek its own clarification from the Football Trust as to whether the Football Trust Grant is repayable, PROVIDED THAT all correspondence with the Football Trust shall be provided in draft form to the Seller for approval, such approval not to be unreasonably withheld or delayed, and no discussions or negotiations shall be conducted with the Football Trust without a representative of the Seller being in attendance.

13.5 The Purchaser undertakes that subject to clause 13.7 it will not and will procure that the Company and the Nominee Companies will not prior to 1st December 2004 demolish, sell, alter (other than minor works of alteration) or close Olympic Way as an access to the Stadium or as a public highway Olympic Way PROVIDED THAT this shall not apply in relation to any sale or other disposal to WNSL or Brent Council ("the Permitted Transaction").

13.6 The Purchaser undertakes that it will not and will procure that the Company and the Nominee Companies will not at any time (subject to clause 13.4 above) initiate or enter into any discussions or correspondence with the Football Trust to ascertain whether or not the Football Trust Grant is repayable (including if the Purchaser is proposing to enter into a Permitted Transaction with WNSL or Brent Council).

13.7 If at any time after 5th August 2003, but prior to 1st December 2004, the Purchaser obtains a resolution for the grant of planning permission which involves material works to Olympic Way (other than demolition, alteration (other than minor works of alteration) or closure as an access to the Stadium or as a public highway), the Purchaser shall provide a copy of such resolution for the granted planning permission (together with such information as the Seller

shall reasonably require in relation to the proposed works to Olympic Way) to the Seller and the Seller shall have a period of 90 days from receipt of a copy of the planning permission to obtain clarification from the Football Trust as to whether or not the proposed works to Olympic Way would cause the Football Trust Grant or any part thereof to become repayable. Following such period of 90 days or if earlier upon receipt of a response from the Football Trust (and whether or not the Football Trust Grant is claimed to be repayable) the Purchaser or the Company or the Nominee Companies shall be entitled to carry out such works at any time.

13.8 For the avoidance of doubt (i) the provisions of **clause 13.10** (conduct of claims) shall apply to any actions, claims or demands brought against the Company by the Football Trust for repayment of part or all of the Football Trust Grant, and (ii) clauses 13.3 to 13.7 shall not adversely affect any of the rights of the Seller pursuant to the Debenture.

13.9 **Clauses 9.7.1(a), (b)** and **(f), 9.7.3** and **9.7.4** shall apply to any Indemnity Claims mutatis mutandis.

13.10 **Conduct of Claims**

13.10.1 Where any claim is threatened or brought against the Purchaser which may result in an Indemnities Claim, the Purchaser agrees:

(a) as soon as reasonably practicable to notify the Seller of the claim; and

(b) to keep the Seller informed about the progress of the claim and the costs and expenses being incurred by the Purchaser in relation to it; and

(c) not to serve any statement of case, settle or compromise any liability or claim, make any admission of liability, make any agreement, withdraw, discontinue, fail to defend, or take or fail to take any significant step, in relation to any claim without the prior written consent of the Seller, such consent not to be unreasonably withheld or delayed or made subject to any condition; and

(d) subject to the Seller indemnifying the Purchaser or other members of the Purchaser's Group against all reasonable costs and expenses properly incurred as a result of such action, either:

(i) to take such action as the Seller may reasonably request (including the institution of proceedings and the instruction of professional advisors) to avoid, dispute, resist, compromise, settle, defend or appeal any claim in accordance with the reasonable instructions of the Seller; or

(ii) subject to **clause 13.10.2(b)** below, to allow the Seller, if either the Seller or the Purchaser so chooses, to take the sole conduct of the claim and to give or cause to be given to the Seller all such assistance as the Seller shall reasonably request.

13.10.2 The Seller agrees:

(a) to take sole conduct of any claim if so requested by the Purchaser; and

(b) where the Seller conducts any claim on behalf of the Purchaser pursuant to **clause 13.10.1(d)(ii)** above, not to serve any statement of case, settle or compromise any liability or claim, make any admission of liability, make any agreement, withdraw,

discontinue, fail to defend, or take or fail to take any significant step, in relation to any claim without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed or made subject to any condition.

13.10.3 Any dispute over reasonableness pursuant to **clauses 13.10.1(c), (d)** or **13.10.2** above may be referred either by the Seller or by the Purchaser to an independent Queen's Counsel to be appointed jointly by the parties or, failing agreement within 7 days of a written request by one part to the other proposing 1 or more alternative names, by the President of the Law Society of England and Wales. The decision of the Queen's Counsel shall be final and binding on the parties.

13.10.4 The parties agree that:

(a) any request for consent pursuant to **clause 13.10.1(c) (d)** or **13.10.2** above shall be made in writing and sent by both fax and by post to the address and fax numbers set out in **clause 27** of this Agreement;

(b) where no response is received from the other party to a written request for consent pursuant to **clause 13.10.1(c) (d)** or **13.10.2** above within 28 days of such fax and letter, consent shall be deemed to have been given.

14. ANNOUNCEMENTS

Each of the parties undertakes that it shall not make any announcement or issue any circular or other publicity relating to the existence or subject matter of this agreement without it being approved in writing by the other party as to its content, form and manner of publication (such approval not to be unreasonably withheld or delayed) save that any announcement or circular to be made or issued by either party (as required by law or by the UKLA and/or the London Stock Exchange or by any other regulatory body in relation to the trading of the securities of that party or by the Panel on Takeovers and Mergers or by any other regulatory body) may be made or issued by such party without such approval if it has first sought such approval and given the other party a reasonable opportunity to comment on the subject matter and the form of the announcement or circular (taking into account the timescale within which it is required to be released or despatched). The parties shall consult together upon the form of any such announcement or circular in relation to the subject matter of this agreement and the other party shall promptly provide such information and comment as the party making the announcement or sending out the circular may from time to time reasonably request.

15. CONFIDENTIALITY

15.1 Subject to **clauses 15.2, 15.3 and 15.4**, the Seller and the Purchaser each undertake to treat as confidential, and not to disclose or use, directly or indirectly, for its own or any other person's benefit, all information obtained as a result of entering into or performing this agreement which relates either to the provisions of, or negotiations relating to, this agreement or to the business or affairs of the other party or of any persons connected with any other party save that the Seller may use and disclose such part of the Information (if any) as relates to the subject matter of the Stadium Sale Agreement to the extent necessary to comply with any continuing obligations of the Seller under the Stadium Sale Agreement

or any existing agreement entered into by the Seller pursuant to the obligations of this agreement and, in any such case, subject to such conditions and obligations of confidence as the Purchaser may reasonably request in the circumstances, which the Seller shall impose on the recipients of such Information.

15.2 A party may disclose information which is subject to **clause 15.1** to its professional advisers, auditors and bankers.

15.3 A party may disclose information which is subject to **clause 15.1** if and to the extent:

15.3.1 required by law;

15.3.2 required by any securities exchange or regulatory or governmental body to which any party is subject or submits, wherever situated, including, without limitation, the UKLA, the London Stock Exchange and the Panel on Takeovers and Mergers;

15.3.3 required to vest the full benefit of this agreement in that party or expressly contemplated by this agreement;

15.3.4 the information has come into the public domain through no fault of that party; or

15.3.5 the information was already known to the relevant party at the time it was disclosed to it or otherwise obtained by it;

and any information to be disclosed pursuant to **clause 15.3.1** or **15.3.2** shall be disclosed only after consultation with the other party.

15.4 Following Completion the obligations of **clause 15.1** shall not apply to the Purchaser as regards the Information.

16. COSTS

Each of the parties shall pay its own costs and expenses (including legal fees and VAT (if any)) incurred by it in connection with the negotiation, preparation and execution of this agreement and the completion of the transactions contemplated by this agreement.

17. POST-COMPLETION

This agreement shall remain in full force and effect after Completion in respect of all obligations, agreements, covenants and undertakings contained in or implied by this agreement which have not been done, observed or performed at or prior to Completion and in respect of all warranties, representations and indemnities contained in this agreement.

18. FURTHER ASSURANCE

18.1 The parties shall and shall procure that any other member of the Seller's Group or the Purchaser's Group (as the case may be) shall do, execute and perform all further acts, deeds, documents and things as may be reasonably requested from time to time in order to implement all the provisions of this agreement.

18.2 The Seller shall, at the Purchaser's cost, assist so far as it reasonably can (and in so doing shall use its reasonable endeavours to procure the assistance of Lawrence Graham at the Purchaser's cost to (to the extent that Lawrence Graham does not believe acting reasonably that such assistance would give it a conflict of interest)), the Purchaser in respect of the following matters relating to the Properties for the period of 12 months following Completion:

18.2.1 the amalgamation of the registered titles forming the Properties;

18.2.2 the removal of old spent entries on the registers of the various titles forming the Properties; and

18.2.3 (without prejudice to the generality of **clause 18.2.2** above) the removal of entry 11 of the charges register to title number MX169764 referring to an agreement for lease dated 27 October 1981 in favour of Cranax Limited.

19. VARIATION

No variation of this agreement shall be effective unless made in writing and signed by or on behalf of each of the parties and no variation will be effective which has or could have the effect of increasing the liability of the Guarantor under the Deed of Guarantee unless it is also signed by the Guarantor.

20. ENTIRE AGREEMENT

20.1 This agreement together with any documents referred to in it contain the entire agreement between the parties in relation to the matters contemplated by this agreement and supersede any previous agreements between the parties in relation to such matters.

20.2 Each of the parties confirms that in entering into this agreement together with any documents referred to in it has not relied on any representation, warranty agreement or undertaking not set out in this agreement together with any documents referred to in it and that (in the absence of fraud) it will not have any claim right or remedy arising out of any such representation, warranty agreement or undertaking.

21. WAIVERS AND REMEDIES

21.1 No failure or delay to exercise, or other relaxation or indulgence granted in relation to, any power, right or remedy under this agreement shall operate as a waiver of it or impair or prejudice it nor shall any single or partial exercise or waiver of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy.

21.2 All rights of any person contained in this agreement are in addition to all rights vested or to be vested in it pursuant to common law or statute.

22. SEVERABILITY

Each of the provisions of this agreement is distinct and severable from the others and if at any time one or more of such provisions is or becomes invalid, unlawful or unenforceable (whether wholly or to any extent), the validity, lawfulness and enforceability of the remaining provisions (or the same provision to any other extent) shall not in any way be affected or impaired.

23. SUCCESSORS

This agreement shall be binding on and enure to the benefit of the lawful successors and permitted assigns of each party and every other person having rights under it by virtue of the Contracts (Rights of Third Parties) Act 1999 as referred to in **clause 25.1**.

24. ASSIGNMENT

No party to this Agreement shall assign any of its rights and/or benefits under this Agreement save that each party may so assign without the consent of the other to any of its group undertakings provided that if such company ceases to be a group undertaking, the benefit of this agreement shall be assigned back to such a group undertaking prior to such company ceasing to be a group undertaking.

25. THIRD PARTY RIGHTS

25.1 The persons (other than the parties) expressly identified in **clauses 8.1, 8.3, 8.5, 10.1.2, 10.2, 11, 13, 23 and 24** as having rights under those clauses may respectively enforce:

25.1.1 those rights; and

25.1.2 (without prejudice to all other relevant terms of this agreement) the benefits under **clauses 17 to 22 and clause 28** with respect to those rights;

subject to and in accordance with this agreement and the Contracts (Rights of Third Parties) Act 1999.

25.2 Except as provided in **clause 25.1** nothing in this agreement confers any rights on any person under the Contracts (Rights of Third Parties) Act 1999.

25.3 The parties may, without the consent of any other person, agree to amend, vary or terminate this agreement in such a way as may affect any rights or benefits of any other person under this agreement by virtue of the Contracts (Rights of Third Parties) Act 1999.

26. COUNTERPARTS

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and which shall together constitute one and the same agreement.

27. NOTICES

27.1 Each party may give any notice or other communication under or in connection with this agreement by letter or facsimile transmission or electronic mail addressed to the other party. The address for service of each party shall be the address set out in **clause 27.3** or such other address within the United Kingdom for service as the addressee may from time to time notify to the other party for the purposes of this clause.

27.2 Any such communication will be deemed to be served:

27.2.1 if personally delivered, at the time of delivery and, in proving service, it shall be sufficient to produce a receipt for the notice signed by or on behalf of the addressee;

27.2.2 if by letter, at noon on the Business Day after such letter was posted (or, in the case of airmail, 5 Business Days after such letter was posted) and, in proving service, it shall be sufficient to prove that the letter was properly stamped first class (or airmail), addressed and delivered to the postal authorities;

27.2.3 if by facsimile transmission, at noon on the Business Day after the day of transmission and, in proving service, it shall be sufficient to produce a transmission report from the sender's facsimile machine indicating that the facsimile was sent in its entirety to the recipient's facsimile number; and

27.2.4 if by electronic mail, at noon on the Business Day after such message was sent and, in proving service, it shall be sufficient to produce a computer print out indicating that the message was sent to the recipient's electronic mail address.

27.3 Details of each party for service of notice are as follows:

Name:	Quintain Estates and Development plc
Address:	58 Davies Street London W1K 5JF
Fax no:	020 7499 5583
Tel no:	020 7495 8968
Electronic mail address:	nick.shattock@quintain-estates.com
Attention:	Nicholas Shattock

Name:	Wembley Plc
Address:	Elvin House, Stadium Way Middlesex HA9 0DW
Fax no:	020 8900 1046
Tel no:	020 8902 8833
Electronic mail address:	diana.bromley@wembleyplc.com (or other email address of the company secretary)
Attention:	company secretary

27.4 Notice or other communication given to any Group Company or any other person referred to in **clause 8.3** having rights under this agreement by virtue of the Contracts (Rights of Third Parties) Act 1999 shall be sufficiently given if served on the Purchaser in accordance with this **clause 27** provided that the relevant person is properly identified in the notice.

28. LAW AND JURISDICTION

28.1 This agreement, and all disputes or claims arising out of or in connection with it, shall be governed by and construed in accordance with English law.

28.2 The parties irrevocably and unconditionally agree that the High Court of Justice in England shall have exclusive jurisdiction over all disputes or claims arising out of or in connection with this agreement.

IN WITNESS of which this agreement has been duly signed and delivered on the date written at the beginning of this agreement.

SCHEDULE 1

Details of the Company

Name:	Wembley (London) Limited
Registered office:	Elvin House, Stadium Way, Wembley, Middlesex HA9 0DW
Date and place of incorporation:	22/08/1927 – England & Wales
Registered number:	223957
Directors:	Mark Jonathan Elliot, Janet Elizabeth Viazzani, Brian Nigel Potter and Nicolas Alan Potter
Secretary:	Diana Carol Bromley
Authorised share capital:	£20,533,300 divided into 10,165,000 Ordinary A Shares of 1p each, 10,165,000 Ordinary B Shares of 1p each and 20,330,000 Subordinated Shares of 100p each
Issued share capital:	10,165,000 Ordinary A shares of 1p each; 10,165,000 Ordinary B Shares of 1p each and 20,330,000 Subordinated Shares of 100p each
Shareholder:	Wembley plc
Accounting reference date:	31 December
Auditors:	Ernst & Young LLP

SCHEDULE 2

Part 1

Properties

1. **Freehold property – Gideons 1 and 2**

Description of Property	:	Freehold Land at Wembley
Title	:	Registered with title absolute under title numbers NGL619445 NGL752950 MX97697 NGL203412 MX92049 and NGL800787.
Owner	:	Gideon 1 Limited and Gideon 2 Limited on trust absolutely for the Company

2. **Freehold property – Gideons 3 and 4**

Description of Property		Freehold Land at Wembley
Title		Registered with title absolute under title numbers P30848 MX169764 P32517 P30847 NGL393821 NGL668394 NGL285223 P48571 P36025 P29073 P49207 NGL658421 NGL 667964 and NGL808819
Owner		Gideon 3 Limited and Gideon 4 Limited on trust absolutely for the Company

3. **Leasehold property**

Description of Property	:	Land adjacent to Wembley Stadium
Title	:	Registered with title absolute under title number NGL801784.
Owner	:	Wembley (London) Limited.
Lease	:	Lease dated 15.3.99 and made between Wembley National Stadium Limited (then called English National Development Company Limited) (1) and Wembley

(London) Limited (then called Wembley Stadium Limited) (2).

Part 2.

Lettings

Date	Document	Tenant/Licensee	Premises
11.01.2002	Lease	Wendy Fair (Wembley) Limited	Rights to hold Sunday Markets on part of the external car parks
28.12.2001	Section 38 Court Order		Rights to hold Sunday Markets on part of the external car parks
01.03.2002	Licence	Wallace School of Transport Limited	Part of the East Lake Site and the Nursery Site
27.06.2000	Lease	A.P. Security Consultants Limited	Offices on the Second floor of Elvin House
22.06.2000	Section 38 Court Order		Offices on the Second floor of Elvin House
07.07.2000	Lease	Grandstand Media Limited	Offices on the Second floor of Elvin House
28.06.2000	Section 38 Court Order		Offices on the Second floor of Elvin House
14.07.2000	Lease	Eye Group Limited	Offices on the Second floor of Elvin House
28.06.2000	Section 38 Court Order		Offices on the Second floor of Elvin House
11.01.2002	Supplemental Lease	Eye Group Limited	Offices on the Second floor of Elvin House
05.10.2001	Section 38 Court Order		Offices on the Second floor of Elvin House
09.07.2001	Lease	Fastbase Limited	Offices on the Fourth floor of Elvin House
19.06.2001	Section 38 Court Order		Offices on the Fourth floor of Elvin House
18.10.2001	Lease	Move-In Limited	Offices on the Fourth floor of Elvin House
12.10.2001	Section 38 Court Order		Offices on the Fourth floor of Elvin House

Date	Document	Tenant/Licensee	Premises
10.07.2001	Lease	Recruit plc	Offices on the Second floor of Elvin House
26.06.2001	Section 38 Court Order		Offices on the Second floor of Elvin House
19.03.2002	Supplemental Lease	Recruit plc	Offices on the Second floor of Elvin House
13.03.2002	Section 38 Court Order		Offices on the Second floor of Elvin House
24.10.1997	Copy Licence	Cellnet	Equipment on the Wembley Conference centre
30.07.1997	Copy Licence	Vodafone Limited	Equipment on the Wembley Conference Centre and Exhibition Hall 2
15.03.1999	Catering Agreement	Letheby & Christopher Limited	Parts of the Wembley Arena and Conference Centre
15.03.1999	Lease	Letheby & Christopher Limited	Parts of the Wembley Arena
30.11.2001	Notice	Letheby & Christopher Limited	
24.04.2002 and 10.05.2002	Copy Stadium Closure Agreement	Letheby & Christopher Limited	
05.09.2001	Lease	Ravjani Corporation Limited	Offices on the Fourth floor of Elvin House
01.08.2001	Section 38 Court Order		Offices on the Fourth floor of Elvin House
01.02.2002	Supplemental Lease	Ravjani Corporation Limited	Offices on the Fourth floor of Elvin House
23.01.2002	Section 38 Court Order		Offices on the Fourth floor of Elvin House
21.12.2001	Lease	Certified Computing Personnel Limited	Offices on the Fourth floor of Elvin House
26.11.2001	Section 38 Court Order		Offices on the Fourth floor of Elvin

Date	Document	Tenant/Licensee	Premises
			House
11.03.2002	Lease	Keith Prowse Limited	Offices on the Fourth floor of Elvin House
07.03.2002	Section 38 Court Order		Offices on the Fourth floor of Elvin House
15.03.2002	Lease	Cleanevent (UK) Limited	Offices on the Second floor of Elvin House
18.02.2002	Section 38 Court Order		Offices on the Second floor of Elvin House
16.10.2001	Lease	Phoenix Sound Limited	Premises at the Music Centre
09.10.2001	Section 38 Court Order		Premises at the Music Centre
05.12.1977	Lease	Greater London Council	Land adjacent to Olympic Way, Wembley
11.05.1976	Lease	The Eastern Electricity Board	Internal accommodation Ground floor level at the underside of the car parking area situated and fronting Lakeside Way, Wembley
29.03.1999	Section 38 Court Order		Offices on the Second, Third and Fourth Floors of Elvin House
29.04.1999	Lease	Charity Logistics	Offices on the Second, Third and Fourth Floors of Elvin House
29.04.1999	Agreement	CDRN Limited	
27.01.2000	Receipted duplicate Notice	Charity Logistics	Offices on the Second Floor of Elvin House
20.03.2001	Receipted duplicate Notice	Charity Logistics	Offices on the Fourth Floor of Elvin House
13.06.2002	Agreement	City & Suburban Parking Limited	Car Parks at the Wembley Complex
09.04.2002	Section 38 Court Order		Offices on the Second Floor of Elvin House
08.05.2002	Lease	Apex Entertainment Group Limited	Offices on the Second Floor of Elvin House
19.07.2002	Licence	Elite Motorcycle Training	Part of the Car Park

Date	Document	Tenant/Licensee	Premises
		Limited	
13.06.2002	Section 38 Court Order		Offices on the First and Second Floors of Elvin House
10.07.2002	Lease	The Way Ahead Group Limited	Offices on the First and Second Floors of Elvin House
29.07.2002	Surrender of Part	The Way Ahead Group Limited	Offices on the First and Second Floors of Elvin House
15.03.1999	Lease	Wembley National Stadium Limited	Parking and other rights
25.9.1975	Lease	Eastern Electricity Board	As described on title number P49207

SCHEDULE 3

Part 1

General Warranties

1. INFORMATION

1.1 All information contained in **schedule 1** is true, accurate and not misleading.

1.2 The copy of the memorandum and articles of association of the Company delivered to the Purchaser by or on behalf of the Seller is accurate and complete and has attached to it a copy of every resolution or agreement required by the Companies Act to be so attached.

2. SHARE CAPITAL

2.1 The Seller is the registered holder and beneficial owner of the Shares.

2.2 The Shares constitute all the issued and all the allotted share capital of the Company.

2.3 No person has or has claimed any right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, issue, sale or transfer of any share or loan capital of the Company.

2.4 The Shares are free from all claims, liens, charges, equities, encumbrances and adverse rights of any description.

2.5 So far as the Seller is aware, the Company has not at any time:

2.5.1 repaid or redeemed or agreed to repay or redeem any shares of any class of its share capital or otherwise reduced or agreed to reduce any class of its issued share capital or purchased any of its own shares or carried out any transaction having the effect of a reduction of capital;

2.5.2 made or resolved or agreed to make any issue of shares or other securities by way of capitalisation of profits or reserves; or

2.5.3 given any financial assistance in contravention of section 151 of the Companies Act.

2.6 The Company is not nor, so far as the Seller is aware, has it ever been the holder or beneficial owner of nor has it agreed to acquire:

2.6.1 any share or loan capital of any corporate body (whether incorporated in the United Kingdom or elsewhere);

2.6.2 any interest in any firm, partnership, association, organisation or trust.

2.7 The Company does not control or take part in the management of any corporate body, firm, partnership, association, organisation or trust.

3. LITIGATION AND COMPLIANCE

No warranty in relation to the Properties is given in this **warranty 3.**

3.1 Neither the Company nor person for whose acts or defaults the Company may be vicariously liable is engaged whether as plaintiff or defendant or otherwise in any legal action, tribunal or other proceedings or arbitration and the Company is not being prosecuted for any criminal offence and the Company has not in the three years preceding the date of this agreement been involved in any such legal action, tribunal or other proceedings or arbitration or prosecution (other than debt collection in the ordinary course of business or claims involving an amount of less than £50,000 provided that neither of these exclusions shall apply in respect of Letheby & Christopher Limited or Wembley National Stadium Limited).

3.2 So far as the Seller is aware, no such proceedings as are described in **paragraph 3.1** are pending or threatened by or against the Company or person for whose acts or defaults the Company may be vicariously liable and, as far as the Seller is aware, no facts or circumstances are likely to lead to any such proceedings.

3.3 Save in relation to the dispute set out in **paragraph 3.2** of the specific disclosures in the Disclosure Letter, the Company has not committed any breaches of any of the provisions of the L&C Agreement and/or the L&C Lease and neither the Company nor the Seller has received any notification of any breach in relation thereto and the Seller is not aware of any circumstances which are likely to give rise to any such breach.

3.4 There is no order, decree or judgment of any court or any governmental agency or regulatory body outstanding against the Company and no undertaking or assurance given to any court or governmental agency or regulatory body in relation to the Company is still in force.

3.5 Save in relation to all matters connected with planning or the Planning Acts and/or building regulations, all licences, authorisations, consents, permits and approvals required for the carrying on of the Business in the places and in the manner in which it is now carried on have been obtained by and are in the possession of the Company and:

3.5.1 true and complete copies of them are attached to the Disclosure Letter;

3.5.2 the Company is not in breach of any of their respective terms and conditions;

3.5.3 all of them are valid and subsisting;

3.5.4 so far as the Seller is aware, there is no reason why any of them should be suspended, cancelled, qualified or revoked or not renewed upon the expiry of their existing terms.

3.6 So far as the Seller is aware, the Company has duly within the six year period prior to Completion complied with all laws and statutory regulations (other than in respect of Health & Safety Laws) having the status of law in relation to the conduct of the Business and the Company, nor any of its officers, agents or employees (during the course of their duties) has done or omitted to do anything which is a contravention of such laws or regulations, giving rise or which is likely to give rise to any fine, penalty or other liability or sanction on the part of the Company.

3.7 No governmental or official investigation or enquiry concerning the Company is in progress or, so far as the Seller is aware, threatened and, so far as the Seller is aware, there are no circumstances which are likely to give rise to any such investigation or enquiry.

3.8 All material returns, resolutions and other documents which the Company is required by law to deliver to the Registrar of Companies or any other governmental or regulatory authority have been correctly completed and duly delivered.

3.9 The registers of members, directors, directors' interests, secretaries, charges, allotments and share transfers and the minute books of the Company required to be maintained by the Company under the Companies Act:

3.9.1 are in the possession and under the control of the Company;

3.9.2 duly and properly record all matters required by law to be recorded in them (and, in relation to the minute books, this warranty is given so far as the Seller is aware in respect of the period in excess of six years prior to Completion); and

3.9.3 the Company has not been notified that any of them is incorrect or should be rectified.

3.10 So far as the Seller is aware in respect of the period in excess of six years prior to the Completion Date, the Company has complied with the provisions of its memorandum and articles of association and has not entered into any ultra vires transaction.

3.11 In relation to the provisions of the Data Protection Acts 1984 and 1998:

3.11.1 the Company has duly registered or notified and particulars are set out in the Disclosure Letter;

3.11.2 the Company has complied in all material respects with the data protection principles;

3.11.3 no individual has claimed, or (so far as the Seller is aware) will have a right to claim, compensation from the Company;

3.11.4 the Company has not received notice of any complaint or investigation regarding its obtaining, use and exploitation of personal data.

4. EFFECT OF AGREEMENT

Neither the acquisition of the Shares by the Purchaser nor the execution, delivery and performance of this agreement and all documents in Agreed Form will:

4.1 give rise to or cause to become exercisable any right of pre-emption relating to the Shares; or

4.2 relieve any person of any obligation to the Company (whether contractual or otherwise) or enable any such obligation or any right or benefit enjoyed by the Company to be terminated; or

4.3 result in a breach of or constitute a default under a provision of the Seller's memorandum or articles of association or any other restriction affecting it; or

4.4 cause any written or oral agreement, arrangement or other instrument or any rights, liabilities, obligations or interests of the Company under any such instrument to which the Company is a party, or under which the Company benefits or may benefit, or the benefit of which is held in trust for or has been assigned to the Company, to be terminated, modified, revoked or not renewed or otherwise affected, nor require any payment to be made to any other person nor result in a breach of or constitute a default under any such instrument (and no such instrument includes any provision with respect to a change in the control, management or shareholders of the Company);

4.5 result in the Company ceasing to be able to carry on the Business or any part of it under any name under which it presently carries on the Business or any part of it; or

4.6 so far as the Seller is aware, materially and adversely affect the relationship of the Company with any clients, or suppliers or cause any such person not to continue to do so on substantially the same basis as previously save, by reason only of the counterparty to the agreement being a subsidiary of the Guarantor;

4.7 result in any present or future indebtedness (actual or contingent) of the Company becoming due or capable of being declared due and payable before its stated maturity date or cause the suspension of any credit; or

4.8 entitle any person to receive from the Company any finder's fee, brokerage or commission; or

4.9 neither the Seller nor the Company has received any notification that save as provided by this agreement and the documents in Agreed Form, any director or Senior Employee of the Company intends to or is likely to resign; or

4.10 cause any payment or benefit to be made or given by the Company to any such person.

5. ACCOUNTS AND RECORDS

5.1 Accounts

5.1.1 The copy of the Accounts annexed to the Disclosure Letter is a true and complete copy.

5.1.2 The Accounts were prepared under the historical cost convention and in accordance with the Companies Act and Accounting Standards and accounting principles, policies and practices generally accepted in the United Kingdom at the Accounts Date.

5.1.3 The Accounts were prepared on bases and in accordance with policies consistent with those adopted in preparing the audited accounts of the Company for the three financial periods preceding that ended on the Accounts Date and there has been no change in such policies in any of such accounting periods.

5.1.4 The Accounts show a true and fair view of the assets and liabilities and state of affairs of the Company at the Accounts Date and its profit or loss and cash flow for the period then ended.

5.1.5 The Accounts make provision or reserve for or disclose all actual and contingent liabilities in accordance with the Accounting Standards and policies referred to in **paragraph 5.1.2** above consistently applied as set out in **paragraph 5.1.3** above.

5.1.6 The Company has paid to the Auditors and any previous auditors all amounts due by way of professional fees and disbursements and no further amounts are payable in respect of professional services rendered by them on or before Completion.

5.2 **Records**

5.2.1 All the accounts, books, registers, ledgers and financial and other records of the Company are in the possession of the Company and, so far as the Seller is aware in respect of the period which is more than six years prior to Completion, have been properly maintained in accordance with all applicable legislation and there are no material inaccuracies or discrepancies of any kind contained or reflected in them.

5.2.2 Where any of the books and other records referred to in **paragraph 5.2.1** of the Company are kept on computer, the Company is the owner of all hardware and all software licences necessary to enable it to use such books, accounts and records in the manner in which they have been used prior to the date of this agreement and, save as provided for in the Services Agreement, the Company does not share any such hardware or software with any other person.

5.2.3 The accounting reference date of the Company has been 31 December for the last six years.

5.3 **Management Accounts**

5.3.1 The copy of the Management Accounts annexed to the Disclosure Letter is a true and complete copy and the Management Accounts:

(a) have been prepared on bases and in accordance with practices, policies and principles consistent with those adopted in preparing the previous management accounts of the Company;

(b) have been carefully prepared in good faith.

6. CURRENT TRADING

6.1 **Business since the Accounts Date**

Since the Accounts Date:

6.1.1 the Company has carried on its business in the ordinary and usual course, without interruption or alteration in nature, scope or manner and so as to maintain it as a going concern;

6.1.2 no dividend or other distribution of capital or income has been declared, made or paid or agreed or resolved to be declared, made or paid by the Company;

6.1.3 none of the assets of the Company shown in the Accounts and none acquired by the Company since the Accounts Date which are material to the operation of the Business has been lost, damaged or destroyed or transferred to a Seller's Group Company;

6.1.4 there has been no material adverse change in the turnover, financial or trading position of the Company and, so far as the Seller is aware, there are no material matters within its control likely to have such an effect;

6.1.5 the Company has not paid any service, management or similar charge or any interest or amount in the nature of interest to any Seller's Group Company;

6.1.6 no resolutions of shareholders or of any class of shareholders of the Company have been passed (other than ordinary business conducted at an annual general meeting).

6.2 **Business matters**

6.2.1 The Company has no branch, agency or place of business outside the United Kingdom.

6.2.2 The Company is not nor has it agreed to become a member of any trade association.

6.2.3 The Company does not carry on business under any name other than a Business Name or its corporate name.

6.2.4 The Company:

(a) has not at any time carried on investment business within the meaning of section 1 Financial Services Act 1986; or

(b) does not carry on, nor has it any time carried on a regulated activity within the meaning of section 19 Financial Services and Markets Act 2000.

7. CONTRACTS

7.1 **Material contracts**

The Company is not a party to nor does it benefit or may benefit under any outstanding contract, arrangement or obligation (including a capital commitment) in relation to the Business (and for the avoidance of doubt this warranty does not apply to the Properties):

7.1.1 of an unusual or abnormal nature or which was entered into otherwise than in the ordinary and usual course of its business and by way of bargain at arm's length; or

7.1.2 which cannot be fulfilled or performed by the Company on time or without undue or unusual expenditure of money or effort; or

7.1.3 which involves or relates to any Seller's Group Company or any connected person of any Seller's Group Company; or

7.1.4 which is expected to result in a loss to the Company on completion of performance; or

7.1.5 which is a distributorship, agency, franchise or licensing agreement or arrangement which is material in the context of the Business; or

7.1.6 which is for any sale or purchase option or similar agreement or arrangement affecting any assets owned or used by the Company; or

7.1.7 which is for the provision of management or similar services to the Company and which is not terminable by that the Company on less than three months' notice without compensation.

7.2 **Contractual position**

7.2.1 The Company is not, nor has it agreed to become, a party to or member of any joint venture, consortium or partnership or other unincorporated association (and the Company has ever been a party to nor a member of any such arrangement).

7.2.2 So far as the Seller is aware, there are no grounds for rescission, avoidance or repudiation of any material agreement or other transaction to which the Company is a party.

7.2.3 So far as the Seller is aware, no party to an agreement with the Company is in default, being a default which would be material in the context of the Company's financial or trading position and there are no circumstances likely to give rise to a default.

7.2.4 No agreement or arrangement involving the Company has ended in circumstances which could give rise to a claim pursuant to the Commercial Agents Regulations 1993.

7.2.5 The Company has not given any power of attorney or similar authority which remains in force and no person, as agent or otherwise, is entitled or authorised to bind or commit the Company in any way (other than its directors and officers) in the ordinary and usual course of the Business.

7.2.6 There are no provisions contained in any of the documentation relating to the sale by Wembley International Limited of its ticketing business to the Way Ahead Group Limited which have any effect on the Company whatsoever.

7.3 **Restrictive agreements**

7.3.1 The Company is not a party to any agreement, arrangement or practice which restricts its freedom to carry on the whole or any part of its business in any part of the world in the manner in which it is now carried on.

7.3.2 The Company is not nor has it been a party to any agreement, arrangement or practice which:

(a) is or ought to have been registered under the Restrictive Trade Practices Acts 1976 and 1977; or

(b) contravenes or contravened the Fair Trading Act 1973, the Resale Prices Act 1976, the Competition Act 1980 or the Competition Act 1998; or

(c) is a "consumer trade practice" within the meaning of section 13 of the Fair Trading Act 1973; or

(d) infringes article 81 of the EC Treaty or constitutes an abuse of a dominant position contrary to article 82 of the EC Treaty; or

(e) is or has been the subject of any undertaking on the part of any Group Company to the Restrictive Practices Court or the Director General of Fair Trading or the Secretary of State for Trade and Industry or the Commission or Court of Justice of the European Communities or to any other body of competent jurisdiction.

7.3.3 The Company has not received notice of any breach by it of any competition, anti-trust, anti-restrictive trade practice or consumer protection law, rule or regulation anywhere in the world or of any investigation, enquiry, report or order by or reference to any regulatory authority under any such law, rule or regulation.

7.4 **Terms of trade and business**

7.4.1 The Company has observed and performed all the material terms and conditions on its part to be observed and performed under its current trading contracts.

7.4.2 No offer, quotation, tender or other invitation which is capable of being converted into an obligation of the Company by an acceptance or other act of some other person is outstanding, except in the ordinary and usual course of its business.

7.5 **Insurance**

7.5.1 The Company has and at all material times has had valid insurance cover in respect of its business and assets:

(a) against all risks (including, without limitation, product liability, employers' liability and public liability and against loss of profit for a period of at least six months) normally insured against by companies carrying on a similar business to the Company or having similar assets;

(b) for the full replacement value of its assets (including, without limitation, in the event of fire or theft) and for a prudent amount in respect of its businesses; and

(c) from well established and reputable insurers.

7.5.2 Complete and accurate copies of all insurance policies taken out in connection with the business or assets of the Company are set out in the Disclosure Letter, are written in the name of the Company and are in full force and effect and all premiums due and payable in respect of such policies have been duly paid.

7.5.3 So far as the Seller is aware, the Company has not done or omitted to do or allowed anyone to do or not to do anything which might render any of its insurance policies void or voidable and the Company has complied with all conditions attached to such policies.

7.5.4 No claim under any policy of insurance taken out in connection with the business or assets of the Company is outstanding and, so far as the Seller is aware, there are no circumstances likely to give rise to any such claim or to any insurance being avoided by insurers.

7.5.5 In the 5 years preceding the date of this agreement, all claims made by the Company under its insurance policies have been settled in full by the relevant insurers and details are set out in the Disclosure Letter.

8. ASSETS

8.1 The Company has in its possession at the Properties all assets necessary to carry on the Business as carried on by it during the period of four months preceding the date of Completion, subject to normal wear and tear and save for disposals and non-replacement of assets in the ordinary course of business.

8.2 The assets included in the Accounts or acquired by the Company since the Accounts Date and all other assets (tangible or intangible) used for the purpose of the Business (other than the Properties and the trading stock subsequently disposed of in the ordinary and usual

course of business) (in this **warranty** 8 called "asset" and "assets") are legally and beneficially owned by the Company with a good and marketable title free from any mortgage, charge, lien, encumbrance or other adverse right of any description and are in the possession and under the control of the Company.

8.3 In relation to any asset which is used but not owned by the Company, no breach by the Company of any of its obligations in respect of the use of such asset or other event has occurred which entitles or may entitle any person to repossess the asset concerned or terminate the agreement or any licence or other arrangement under which the same is used by the Company.

8.4 The Company has not agreed to acquire any asset which will be included in the Completion Accounts on terms that property in it does not pass until full payment is made.

8.5 The Company has not acquired any asset which will be included in the Completion Accounts on terms which were not by way of bargain at arm's length.

8.6 The Company has not acquired any asset which will be included in the Completion Accounts under lease, hire, hire purchase, credit or conditional sale or sale on deferred terms, factoring or similar arrangement and in respect of any such arrangement disclosed there has been no default by the Company in the performance of its obligations.

8.7 No Seller's Group Company owns any asset used in the Business.

8.8 All plant, machinery, vehicles and equipment used by the Company complies with any applicable legal requirements or restrictions (including all safety regulations required or prudent to be observed) and the terms of any applicable leasing or similar agreement.

8.9 None of the cars supplied to employees of the Company pursuant to their terms of employment are subject to any hire-purchase agreement.

8.10 The Company is not owed any money other than the Intra-Group Debt and trade debts incurred in the ordinary and usual course of business and cash at bank.

8.11 All the title deeds (other than in respect of the Properties) relating to the assets of the Company, an executed copy of each subsisting written agreement to which the Company is a party, or under which the Company benefits, and the original copies of all other documents which are in force and which are owned by the Company are in its possession or under its control.

8.12 In respect of each bank account maintained or used by the Company, the Disclosure Letter states the name and address of the bank with whom the account is kept, the number and nature of the account, all direct debit and standing order or similar authorities applicable to each such account, the names of each authorised signatory.

9. INTELLECTUAL PROPERTY/COMPUTER TECHNOLOGY

9.1 The details of all Listed Intellectual Property Rights that are recorded on any register (whether as applications or registrations) are accurate.

9.2 The Company is the sole legal and beneficial owner of all the Listed Intellectual Property Rights, free from all claims, liens, charges, equities, encumbrances and adverse rights of any description.

9.3 So far as the Seller is aware, all of the Listed Intellectual Property Rights which comprise registered trade marks or other forms of registered rights are valid and enforceable and there are no grounds for the revocation or limitation of any of them in whole or in part and none of them is being or has been opposed or challenged by any person. All registration and renewal fees in respect of such Listed Intellectual Property Rights have been paid on time and none are currently due.

9.4 So far as the Seller is aware, all the Business Signs of material current importance to the Business are identified in the Disclosure Letter.

9.5 The Company does not use any of the Listed Intellectual Property Rights other than in relation to the Business.

9.6 The Company is not a party to any agreement or arrangement for:

9.6.1 the provision to or acquisition from any person; or

9.6.2 the prohibition or restriction of the use or disclosure

of any know how, trade secrets or confidential information.

9.7 Accurate and complete particulars are set out in the Disclosure Letter of all written licences, authorisations and permissions pertaining to the use, enjoyment or exploitation of any Listed Intellectual Property Rights and, so far as the Seller is aware, the Company is not in breach of any of them.

9.8 So far as the Seller is aware, none of the actions or operations carried on, services provided used or dealt in by the Company infringes (or will, following completion, infringe by virtue of the termination of any licence or permission (express or implied, whether or not contractual and whether or not in writing) as a result of the change of control in the Company effected by this Agreement) any Intellectual Property Rights of any other person or constitute a breach of confidence, passing-off or actionable unfair competition in any jurisdiction or shall or may give rise to payment of any royalty or any sum in the nature of a royalty or liability to pay compensation pursuant to any applicable legislation.

9.9 The Company has in its exclusive possession or control and has not disclosed or permitted to be disclosed to any person (other than the Purchaser, its advisers and the employees of the Group) all its trade secrets and confidential information.

9.10 The Stadium Sale Agreement and all agreements and documents annexed thereto (where disclosed and in the form disclosed to the Purchaser's Solicitors), the Stadium Transfer and the Wembley Trade Mark Assignment together comprise the entire agreement and transaction (hereinafter, **"Agreement on Trade Marks"**) between:

(a) on the one hand, the Company and a Seller's Group Company; and

(b) on the other hand, any one or more of Wembley National Stadium Limited and any of its group undertakings

in respect of the names and trade marks used in or in relation to either or both of:

(i) the business and the property then transferred by the Company to Wembley National Stadium Limited ; and

(ii) the business and property then retained by the Company.

9.11 No written (and, so far as the Seller is aware, no oral) complaints, threats or claims of breach of contract or trade mark infringement or passing off in respect of the Agreement on Trade Marks or the Company's use of the Business Names or any Listed Intellectual Property Rights or in respect of the registered trade marks owned by Wembley National Stadium Limited have been made by Wembley National Stadium Limited or any of its group undertakings to either the Company or a Seller's Group Company.

9.12 As between the Company and the Seller's Group the Company is the sole owner of the goodwill of the Business.

9.13 The Company has full right and authority to use all Computer Technology and all such use is within the scope of the Company's right and authority. The Company will continue to enjoy exclusive possession and control of all Computer Technology after Completion.

9.14 Details of the Computer Technology of material importance to the Business and all agreements or arrangements relating to the use, development, maintenance, support, security, recovery and management of such Computer Technology are disclosed in the Disclosure Letter.

9.15 So far as the Seller is aware:

9.15.1 there are no material defects relating to the Computer Technology; and

9.15.2 the Computer Technology has the capacity and performance necessary to fulfil adequately the present requirements of the Business and will not be adversely affected by any date or format of any date related information.

10. PROPERTIES

10.1 General

10.1.1 The Properties (including all estates interests rights and liabilities appurtenant to the Properties) are all the immovable properties owned occupied and used by the Company and the Owner or in respect of which the Company and the Owner has any estate interest right or liability (whether contingent secondary or otherwise).

10.1.2 Any statement or representation relating to the Properties given in writing (including email) by Lawrence Graham to the Purchaser's Solicitors on or prior to the date of this Agreement (as varied and updated by any subsequent correspondence or emails sent to the Purchaser's Solicitors on or before the date of this Agreement) (copies of which are in Annex 83 of the Disclosure Bundle ("Disclosure Bundle") as defined in the Disclosure Letter) which would not have been verified (or otherwise) by:

(a) inspection or survey whether or not such inspection or survey has actually been made by or on behalf of the Purchaser; and

(b) searches or enquiries raised with any other person or any local or other authority or statutory or government body which either:

(i) have actually been made or raised by the Purchaser's Solicitors prior to the date hereof; or

(ii) which would have been made by or on behalf of a prudent purchaser of the Properties but taking into account the terms of the following agreements:

(A) Confidentiality undertaking letter dated 1 May 2002 from the Seller to Quintain Estates and Development plc and countersigned by them on 1 May 2002.

(B) Lock Out Agreement dated 1 May 2002 between the Company (1) and Quintain Estates and Development plc (2).

(C) Agreement supplemental to Lock Out Agreement dated 15 July 2002 and made between the Seller (1) Company (2) and Quintain Estates and Development plc (3).

are not misleading or inaccurate as at the date of this Agreement but for the avoidance of doubt such statements and representations are where qualified (whether by the phrase "so far as the Seller is aware" or otherwise) deemed for the purposes of this warranty to be so qualified.

10.2 **Title**

There is no circumstance which could render any acquisition by the Owner of the Owner's title to the Properties (or where any part of the Properties was previously owned by the Company the acquisition of that part of the Properties by the Company) liable to be set aside under the Insolvency Act 1986.

10.3 **Occupation**

10.3.1 The Owner and the Company are in possession of those parts of the Properties which are not subject to the Elvin House Leases or the Lettings and no one else is in occupation of any parts of the Properties.

10.3.2 No tenancies or other rights of occupation or possession (save any under commercial arrangements referred to in the Disclosure Bundle) have been granted or agreed to be granted of any part of the Properties save those created by the Lettings and those to be created by the Elvin House Leases pursuant to this Agreement.

10.4 **Stadium Transfer**

10.4.1 No Dispute Notice or Arbitration Notice (as those terms are defined in schedule 7 to the Stadium Transfer ("**Schedule 7**") has been given by the Company to Wembley National Stadium Limited and no proceedings have been brought or commenced by the Company in respect of any breach non observance or non performance of any of the obligations on the part of Wembley National Stadium Limited under Schedule 7.

10.4.2 Except as disclosed in the Disclosure Bundle no written approval or consent which is incapable of withdrawal variation or termination without Wembley National Stadium Limited's consent and which will after Completion be binding upon the Company and/or

the Properties and affect the Properties has been given by the Seller or the Company to Wembley National Stadium Limited or The English National Stadium Property Company Limited pursuant to paragraph 4 of schedule 3 to the Stadium Transfer in respect of any of the following:

(a) the draft notice of planning decision dated 2 May 2002 (reference application 99/2400 (the "Draft Consent") a copy of which is in the Disclosure Bundle;

(b) the draft agreement under section 106 Town and Country Planning Act 1990 which relates to the Draft Consent a copy of which is also in the Disclosure Bundle;

(c) the terms of the Transport and Parking Strategy Report which is to be given for the purposes of satisfying condition 37 of the Draft Consent (the "TPSR") copies of which are also in the Disclosure Bundle;

(d) any acknowledgement that the Draft Consent or any of the conditions thereunder or the draft section 106 agreement or any draft TPSR does not contain or amount to an Unacceptable Condition;

10.4.3 Except as disclosed in the Disclosure Bundle and except any contained in the settlement letter dated 8 December 2000 no written approvals or consents which are incapable of withdrawal, variation or termination without Wembley National Stadium Limited's consent and which will after Completion be binding upon the Company and/or the Properties and affect the Properties have been given by the Seller or the Company to Wembley National Stadium Limited or the English National Stadium Property Company Limited pursuant to schedule 7 to the Stadium Transfer in respect of the Stadium Development to be permitted by the Draft Consent.

10.4.4 If on or before Completion the two deeds of variation in the forms of the drafts numbered 10 and 9 in the Disclosure Bundle and with the plans in item 17 of volume 5 of Annex 83 of the Disclosure Bundle attached were completed those completed deeds would satisfy the lawful rights which are still subsisting and capable of being enforced by Wembley National Stadium Limited pursuant to the settlement letter dated 8 December 2000 save those in paragraph (v) of that settlement letter.

10.5 **Dealings**

10.5.1 Without prejudice to the warranty in **paragraph 10.1.2** of this schedule since the Relevant Date as set out below for each of the titles to the Properties no Encumbrance (here meaning a mortgage charge pledge lien right of first refusal right of pre-emption or security interest of any type or any other type of preparation arrangements (including without limitation a title transfer and retention arrangement) having similar effect (or an agreement or commitment to create any of them)) has been created affecting the Properties or their respective titles save:

(a) those mentioned in this Agreement including without limitation the provisions in this Agreement relating to the Debenture;

(b) any disclosed to the Purchaser on or prior to the date of this Agreement including without limitation those contained in the Lease;

(c) those the Seller does not and could not reasonably know about;

(d) Local Land Charges whether registered before or after the date of this agreement and all matters capable of registration as Local Land Charges whether coming into existence before or after the date of this agreement;

(e) notices order demands proposals or requirements served or made (without prompting by the Seller the Company or the Owners in each case) by any local or other public or competent authority or government department whether before or after the date of this agreement;

(f) all actual or proposed orders directions notices charges restrictions conditions agreements or other matters arising under the Town and Country Planning Acts whether before or after the date of this agreement save to the extent (if any) that any such item has arisen as a result of any voluntary act of the Seller the Company or the Owners or any of them taken after the Relevant Date;

No.	Title Number	Relevant Date
1.	P36025	22 July 2002
2.	P49207	22 July 2002
3.	NGL668394	22 July 2002
4.	NGL203412	22 July 2002
5.	MX97697	22 July 2002
6.	NGL285223	22 July 2002
7.	NGL800787	22 July 2002
8.	MX92049	22 July 2002
9.	NGL667964	22 July 2002
10.	MX169764	22 July 2002
11.	NGL808819	22 July 2002
12.	NGL619445	22 July 2002
13.	P29073	22 July 2002
14.	P48571	22 July 2002
15.	NGL752950	22 July 2002
16.	NGL393821	22 July 2002
17.	NGL658421	22 July 2002
18.	P30848	26 July 2002
19.	P30847	26 July 2002
20.	P32517	26 July 2002

10.5.2 The Owners have not disposed of any of their respective freehold or leasehold interests in the Properties or (save pursuant to the Lease) entered into any commitment whether conditional or otherwise to do so.

11. HEALTH AND SAFETY

11.1 So far as the Seller is aware in the last 3 years, the Company has complied with the requirements of the Health and Safety Laws from time to time and other rules and regulations regarding the health and safety of those who work for or visit the Company.

11.2 There have been no claims, investigations or proceedings made in the last 12 months or, so far as the Seller is aware, threatened against the Company or the Company's directors, officers or employees in respect of accidents, injuries, disease or any other harm to the health and safety of employees, contractors or other persons made under or as a result of breach of Health and Safety Laws and, so far as the Seller is aware, there are no facts or circumstances which may lead to any such claims, investigations or proceedings.

12. FINANCE

12.1 **Borrowings**

12.1.1 Full and accurate details of all overdraft, loan and other financial facilities available to the Company and of the amounts outstanding under such facilities are set out in the Disclosure Letter and neither the Seller nor the Company has done anything which might affect or prejudice the continuance of any of those facilities or give rise to an adverse alteration in their terms.

12.1.2 The Company has no outstanding loan capital.

12.1.3 The Company has not:

(a) incurred or agreed to incur any borrowing or indebtedness which it has not repaid or satisfied; or

(b) lent or agreed to lend any money which has not been repaid to it; or

(c) acquired the benefit of any debt, present or future

12.1.4 The Company is not a party to nor has it any outstanding obligation under or has agreed to enter into:

(a) any loan agreement, debenture, bond, stock, acceptance or documentary credit facility, bill of exchange, promissory note, finance lease, debt or inventory financing, discounting or sale of receivables or factoring agreement or sale and lease back arrangement; or

(b) any other arrangement the purpose of which is to raise money or provide finance or credit.

12.1.5 The amount borrowed by the Company does not exceed any limitation on the Company's borrowing powers contained in its articles of association nor do any such borrowings breach any of the provisions contained in any debenture or other deed or document binding on the Company.

12.1.6 The Company has not engaged in any borrowing or financing not required to be reflected in the Accounts nor since the Accounts Date has the Company engaged in any borrowing or financing required to be reflected in its audited accounts for the current financial year.

12.1.7 So far as the Seller is aware, no event or circumstance has occurred which does or which would, with the giving of notice and/or lapse of time and/or determination of materiality and/or satisfaction of any other condition, entitle any person to require the payment or repayment of any borrowing, security or indebtedness in the nature of borrowing before its normal or originally stated maturity or which is or shall be such as to terminate, cancel

or render incapable of exercise any entitlement to draw money or otherwise exercise the rights of the Company under any agreement relating to any borrowing, security or indebtedness in the nature of borrowing.

12.2 **Guarantees and security**

12.2.1 The Company has not entered into or agreed to enter into any guarantee, indemnity, warranty, bond or other agreement to secure an obligation of another person.

12.2.2 There is not outstanding any guarantee, indemnity, warranty, bond or other agreement given by any person to secure an obligation of the Company.

12.2.3 The Company has not subsisting, nor has it agreed to create or grant, over the whole or any part of its present or future revenues or assets any encumbrance, mortgage, charge, pledge, lien or other adverse right of any description.

12.3 **Grants**

12.3.1 Details of all investments, grants or subsidies which have been received or are receivable by the Company are set out in the Disclosure Letter.

12.3.2 Save for the grant from the Football Trust which is covered by the indemnity in **clause 13.1.2**, the Company has not done or agreed to do anything as a result of which:

(a) any investment, grant or subsidy received by the Company is or may be liable to be refunded in whole or in part; or

(b) any application made by the Company for any investment, grant or subsidy shall or may be refused, in whole or in part, and the execution and/or performance of this agreement shall not have any such result.

13. EMPLOYEES

13.1 **General**

13.1.1 The Disclosure Letter sets out all material facts and matters relating to the employment of all employees and engagement of all consultants of the Company including, without limitation:

(a) the total number of employees;

(b) details of each employee's name, current salary, job title, date of commencement of continuous employment (within the meaning of the Employment Rights Act 1996), notice period (stating any difference between notice given by employee and employer), date of birth, location, terms and conditions of employment and all benefits and entitlements including, without limitation, redundancy entitlements (including any enhanced redundancy payments or schemes), health and insurance schemes, training arrangements, entitlements under share incentive schemes, share option schemes or profit share schemes and any entitlement to commission or bonus or remuneration by reference to turnover, profits or sales, cars, lap top computers, credit cards and mobile phones or any other arrangements whether such entitlements are recorded in writing, discretionary or implied by custom or practice;

(c) copies of all standard terms and conditions of employment and any staff handbooks and all other applicable procedures rules or policies (including disciplinary procedures);

(d) details of current arrangements regarding the use and provision of company cars and car allowances;

(e) copies of all current existing written contracts of employment between the Company and directors or Senior Employees;

(f) full details of the termination arrangements for any director or Senior Employee of the Company or consultant in relation to whom the Company has given or received notice of termination of any contract of employment and/or services since the Accounts Date;

(g) so far as the Seller is aware, full details of any changes in the terms and conditions of employment or conditions of service since the Accounts Date of any directors or employees of the Company (including, without limitation, any change in remuneration or benefits or any ex gratia payment) (but excluding any changes which do not result in a change in remuneration, holiday entitlement, benefits or notice period);

(h) copies of all existing written consultancy agreements existing written contracts with employment agencies or details of other existing arrangements with consultants and/or agencies (including the length of the contract, appointment or arrangement) entered into by the Company; and

(i) the names of any trade union(s) recognised (whether by statute, voluntarily or by implication) by the Company and copies of all documents relating to any collective agreement, arrangement or other understanding with any trade union, works council, staff association or other body representing employees or employee representatives of the Company.

13.1.2 No job vacancies have been advertised and there are no potential employees who have accepted job offers but not yet commenced employment.

13.1.3 So far as the Seller is aware, no former Senior Employee of the Company who ceased to be an employee within the last 6 months is engaged in any activity in competition with the Business.

13.1.4 No directors, employees, consultants or agents of the Company hold credit or charge or fuel cards in the name of the Company.

13.1.5 Full particulars have been disclosed in the Disclosure Letter of all loans to current directors and other such benefits enjoyed by any employee, former employee (who, in respect of benefits only, was employed during the year prior to Completion), officer, consultant or agent of the Company and of all existing contracts, existing transactions and existing arrangements made or entered into by the Company and whether any of sections 330 (general restrictions on loans, etc to directors and persons connected with them) to 338 (loan or quasi-loan by money lending company) of the Companies Act apply or otherwise.

13.1.6 All part time employees of the Company enjoy the same benefits on a pro-rata basis as full time employees of the Company.

13.1.7 So far as the Seller is aware, no person is a shadow director (within the meaning of section 741 of the Companies Act) of the Company.

13.2 **Compliance**

The Company has, so far as the Seller is aware, in relation to each of its present and former officers and employees:

13.2.1 complied in the six year period prior to Completion with its obligations under all relevant laws, rules, regulations and codes of practice having mandatory effect relevant to its relations with employees and trade unions and/or employee representatives (including but without limitation any concerning health and safety at work) and with any collective agreements from time to time in force and with the conditions of service of the relevant employee;

13.2.2 complied in the six year period prior to Completion with its obligations to pay salaries, wages, commissions, bonuses, overtime pay, holiday pay, sick pay, accrued entitlement under incentive schemes and other benefits of or connected with employment up to the date of this agreement;

13.2.3 maintained adequate and suitable records regarding service, PAYE and National Insurance deductions; and

13.2.4 not incurred any liability in respect of any accident or injury which is not fully covered by insurance.

13.3 **Employment and consultancy agreements**

13.3.1 The Company has not entered into:

(a) any contract of employment which is not terminable by the Company by 3 months' notice or less without compensation (save as provided by statute);

(b) any agreement or arrangement for services which is not terminable by the Company by one month's notice or less without compensation; or

(c) any agreement or arrangement for provision of compensation on termination of employment of an employee of the Company in excess of that required by statute.

13.3.2 The Company is not under any obligation nor is it currently in negotiations nor has it proposed to increase rates of remuneration, make any bonus or incentive payment, pay any benefit in kind or make any payment to any of its employees, former employees, consultants, officers or agents at any future date or otherwise vary any benefits or terms of employment.

13.3.3 The enhanced redundancy scheme which was applied to the employees whose redundancies were made in connection with the sale of the Stadium does not apply to any of the employees currently employed by the Company.

13.4 **Disputes**

13.4.1 There has not in the 3 years preceding Completion at any time been any actual or threatened dispute strike or other industrial action which has disrupted the Company's business and so far as the Seller is aware there is no dispute strike or industrial action, pending or threatened, with any trade union or other body representing employees or the Company's employees or former employees and so far as the Seller is aware there are no circumstances likely to give rise to any such action or dispute.

13.4.2 The Company is not liable to make any payment to any present or former officer or employee by way of damages or compensation for loss of office or employment or redundancy or unfair dismissal discrimination, health and safety or otherwise and there are no employment tribunal claims outstanding nor, so far as the Seller is aware are there any claims pending or threatened against the Company by or in relation to any of its employees or former employees and the Seller is not aware of any circumstance which is likely to give rise to any such claim, action or dispute.

13.4.3 No employee or former employee of the Company has or has claimed any right or ownership of any invention or improvement made by him in the course of his employment with the Company.

13.4.4 So far as the Seller is aware there are no enquiries or investigations pending or threatened against the Company by the Equal Opportunities Commission or the Commission for Racial Equality or in relation to the Disability Discrimination Act 1995.

13.4.5 Since the Accounts Date no employee of the Company has given notice of termination of his employment or has been given notice of dismissal whether for redundancy or otherwise.

13.4.6 There are no persons absent on grounds of illness or injury for periods of 20 working days or more (whether consecutive or not) in the last 12 month period on maternity leave or other leave of absence with a statutory or contractual right to return to work or other leave of absence or who is receiving or due to receive payment under any sickness or disability or permanent health insurance scheme and, so far as the Seller is aware, there are no such claims pending or threatened.

13.4.7 There have been no accidents or other health and safety issues in the last 3 years.

13.4.8 There are no current or outstanding actions being taken in respect of disciplinary or grievance matters, and there are no proposed actions in respect of any such matters.

13.4.9 The Company has not in the past 2 years acquired or agreed to acquire any undertaking or part of an undertaking to which the Transfer of Undertakings (Protection of Employment) Regulations 1981 apply or will apply.

14. PENSIONS

14.1 Details of the Pension Schemes have been given to the Purchaser or its advisers on or before the date of this agreement in the form of:

(a) *a copy of the deed and rules presently governing Scheme 1;*

(b) a copy of the members' booklet in respect of Scheme 2 and Scheme 3;

(c) a list of Members;

14.2 Each such disclosed document is true, complete and accurate in all material respects.

14.3 Establishment

14.3.1 Scheme 1 is established under irrevocable trusts and has been designed to comply with, and has been administered in all material respects in accordance with all applicable primary and secondary legislation (including EU law) and administrative requirements. All part-time employees of the Company, including any full-time employees of the Company who at any time were part-time employees of the Company, have left the Company more than three years ago.

14.3.2 Scheme 1 is contracted-out of the Second State Pension in accordance with the provisions of the 1993 Act and the Company is named on a valid contracting-out certificate.

14.3.3 Scheme 1 is exempt approved under Chapter I of Part XIV of the Taxes Act for the purposes of the IR SPSS. So far as the Seller is aware Scheme 2 and Scheme 3 are approved under Chapter IV of Part XIV of the Taxes Act for the purposes of the IR SPSS.

14.4 Finance and investment

14.4.1 All employer and employee contributions and premiums due as at the date of this agreement to the trustees of Scheme 1 or, so far as the Seller is aware, any insurance company in relation to Scheme 2 and Scheme 3 have been deducted and paid to the trustees and the insurance company respectively.

14.4.2 So far as the Seller is aware having made enquiries of the trustees of Scheme 1 and of Schemes 2 and 3, there are no actions, suits or claims current or pending by any of the Members.

14.5 Exercise of discretions

So far as the Seller is aware, no undertakings or assurances have been given to the Members of the Pension Schemes as to the continuance, increase or improvement of any benefits to be provided to or in respect of the Pension Scheme.

14.6 Insurance

Any benefits payable on the death of a Member whilst in employment (other than a return of the Members' own contributions and contributions paid in respect of him) are fully insured and all premiums due to the insurance company as at the date of this agreement have been paid.

14.7 The employer and the Employees

14.7.1 So far as the Seller is aware, having made enquiries of the Company, save for the Pension Schemes, the Company is not a party to or contributing to, and has no obligations in relation to, any agreement or arrangement (including a retirement benefits pension, life

assurance scheme, personal pension scheme or stakeholder arrangement) whether in the United Kingdom or overseas to provide a pension, allowance or lump sum on retirement or death for the benefit of any of its present or past directors or employees or their dependants. So far as the Seller is aware, having made enquiries of the Company, no proposal has been announced to establish or contribute to any other such agreement or arrangement

14.7.2 The Company has not incurred any penalties or fines under the 1995 Act in respect of Scheme 1 and so far as the Seller is aware having made enquiries of the trustees of Scheme 1 there are no circumstances which may give rise to any such penalties or fines.

14.8 **Registration**

The Pension Schemes have been registered with the Registrar of Occupational and Personal Pension Schemes and the payment of the applicable levy for Scheme 1 is up to date.

14.9 **WNSL**

No indemnity with respect to Section 75 of the 1995 Act was provided by the Company to WNSL in relation to WNSL's temporary period of participation in Scheme 1.

15. SELLER AND CONNECTED PERSONS

15.1 No Seller's Group Company nor any of their respective connected persons has any interest, directly or indirectly, in any business which trades with the Company or which is or is likely to be competitive with the Business in the Restricted Area.

15.2 No Seller's Group Company nor any of their respective connected persons is a party to any outstanding agreement or arrangement for the provision of any goods or services to or by the Company.

15.3 No indebtedness (actual or contingent) and no agreement or arrangement (written or oral) is outstanding between the Company and any Seller's Group Company or any of the directors of the Company or any of their respective connected persons.

15.4 No Seller's Group Company is entitled to make any claim against the Company or any of the officers, employees, customers or suppliers of the Company and the benefit of any such claim has not been assigned to any person.

15.5 The Company has not been a party to any transaction to which any of the provisions of sections 320 (substantial property transactions involving directors, etc.) or 322 (liabilities arising from contravention of section 320) of the Companies Act may apply.

15.6 The Company has not made any payment to or assumed any liability or obligation on behalf of any Seller's Group Company or any of their respective connected persons;

16. INSOLVENCY

16.1 No administrative receiver or manager has been appointed in respect of the whole or any part of the assets or undertaking of the Company or the Seller.

16.2 No petition has been presented or order made for the administration of the Company or the Seller.

16.3 No meeting has been convened at which a resolution is to be proposed, no resolution has been passed, no petition has been presented and no order has been made for the winding up of the Company or the Seller.

16.4 Neither the Company nor the Seller is insolvent or has stopped or suspended payment of its debts or become unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 (but for these purposes ignoring the words "if it is proved to the satisfaction of the court that" in section 123(1)(e) and 123(2)).

16.5 No unsatisfied judgment, order or award is outstanding against the Company and no written demand under section 123(1)(a) of the Insolvency Act 1986 has been made against the Company and no distress or execution has been levied on, or other process commenced against, any of the assets of the Company.

16.6 No voluntary arrangement has been proposed or entered into under section 1 of the Insolvency Act 1986 in respect of the Company.

16.7 The Company has not entered into nor does it propose to enter into any arrangement, assignment, reconstruction or composition with any of its creditors.

16.8 Neither the Company nor the Seller has been nor is party nor has it benefited nor does it benefit nor is it likely to benefit, directly or indirectly, to or under any transaction with any other person which, in the event of any such other person entering into liquidation or an administration order or a bankruptcy order being made in relation to him or it, would constitute (in whole or in part) a transaction at an undervalue, a preference, an invalid floating charge or an extortionate credit transaction or part of a general assignment of debts under sections 238 to 245 (inclusive) and sections 339 to 344 (inclusive) of the Insolvency Act 1986.

16.9 There are no circumstances known to the Seller which would entitle any person to present a petition for the winding up or administration of the Company or to appoint a receiver or manager over the whole or any part of the Company's undertaking or assets.

16.10 No event has occurred causing, or which upon instruction or notice by any other person may cause, any floating charge created by the Company to crystallise or any charge created by it to become enforceable nor has any such crystallisation occurred nor is any such enforcement in process.

17. POWERS OF ATTORNEY

The Company has not given any power of attorney or other authority (express, implied or ostensible) which is still outstanding or effective to any person to enter into any contract, agreement, instrument or arrangement on its behalf other than to its employees to enter into routine trading contracts in the ordinary and usual course of business.

SCHEDULE 3

Part 2

Taxation Warranties

1. ADMINISTRATION AND RETURNS

1.1 **Provision**

The Company has no liability for Tax (whether actual, deferred or contingent) in respect of any financial period down to and including the Accounts Date or referable to profits (including income and gains) made or deemed to have been made on or before the Accounts Date which has not been provided for or disclosed in the Accounts.

1.2 **Payment of Tax**

The Company has duly paid all Tax which it has become liable to pay.

1.3 **Interest/penalties**

The Company is not under any liability to pay any interest, penalty, fine or default surcharge in connection with any Tax nor, so far as the Seller is aware, is any such liability likely to arise.

1.4 **Returns**

The Company has properly and duly made all returns and supplied all notices, accounts and information for the purposes of Tax required to have been made or supplied to any Tax Authority.

1.5 **Disputes**

None of the returns, notices, accounts and information has been or, so far as the Seller is aware, is likely to be disputed by any Tax Authority.

1.6 **Investigations**

The Company's affairs have not been or, nor so far as the Seller is aware, are likely to be the subject of any dispute, investigation or discovery by or with any Tax Authority.

1.7 **Claims and elections**

All claims, disclaimers, elections, appeals or applications which the Company has made or is entitled to make in respect of Tax and which are taken into account in computing any provision for Tax in the Accounts are set out in the Disclosure Letter.

1.8 **Clearances and consents**

1.8.1 All clearances or consents relating to Tax (including for the avoidance of doubt clearances made pursuant to section 765 of the Taxes Act) obtained by or on behalf of

the Company have been properly obtained on the basis of full and accurate disclosure to the relevant Tax Authority of all material facts and circumstances, any transaction for which such consent or clearance was obtained has been carried out in accordance with the terms of the relevant application and consent or clearance and any such consent or clearance was and remains valid and effective.

1.8.2 All agreements, concessions or other arrangements which are not based on a strict application of the relevant legislation (whether formal or informal) currently subsisting which have been made with or by any Tax Authority are set out in the Disclosure Letter.

1.9 **Collection and deduction of Tax**

In the last six years, the Company has complied in all respects with the following provisions of the Taxes Act and other legislation and all regulations made under any of those provisions:

1.9.1 section 339 (deduction of tax from donations to a charity);

1.9.2 sections 349 and 350 (deduction of tax from interest and annual payments);

1.9.3 section 524 (deduction of tax from patent receipts);

1.9.4 section 536 (deduction of tax from royalties);

1.9.5 sections 555 to 558 (deduction of tax from payments to entertainers and sportsmen);

1.9.6 sections 559 to 567 (deduction of tax from payments to sub-contractors in the construction industry);

1.9.7 section 582 (deduction of tax from funding bonds);

1.9.8 section 732 (deduction of tax by dealers in securities buying securities cum interest);

1.9.9 section 737 (deduction of tax where dividends manufactured); and

1.9.10 section 777 (deduction of tax following a section 776 transaction in land);

and the Company has properly accounted for all such deductions and retentions required of it by virtue of the above provisions.

2. ANTI-AVOIDANCE

2.1 The Company has not within the last six years entered into any transaction, series of transactions, schemes or arrangements of which the main purpose, or one of the main purposes, was the avoidance of, or a reduction in liability to, Tax and the Company has not at any time entered into a transaction the main purpose of which was a commercial purpose but into which a step or a series of steps have been inserted with a view to the avoidance of or a reduction in or the mitigation of or the deferral of a liability to Tax and, without prejudice to the generality of the foregoing, to which any of the following provisions of the Taxes Act could apply:

2.1.1 sections 35 and 36 (assignment of lease granted at undervalue and sale with right to reconveyance);

2.1.2 section 56 (transactions in deposits with and without certificates or in debts);

2.1.3 section 116 (arrangements for transferring relief);

2.1.4 section 240 (surrender of advance corporation tax);

2.1.5 section 395 (leasing contracts and company reconstructions);

2.1.6 section 399 (dealings in commodity futures etc: withdrawal of loss relief);

2.1.7 section 410 (arrangements for transfer of company to another group or consortium);

2.1.8 Sections 729 and 730 (sale and repurchase of securities and transfers of income arising on securities);

2.1.9 sections 731 to 735 (purchase and sale of securities);

2.1.10 sections 736 and 737 (miscellaneous provisions relating to securities);

2.1.11 section 774 (transactions between dealing company and associated company);

2.1.12 section 779 (sale and lease-back: limitation on tax relief);

2.1.13 section 781 (assets leased to traders and others);

2.1.14 section 786 (transactions associated with loans or credit);

2.1.15 sections 46, 88 to 89, 103 to 104, 112, 115, 166, 197, 241 to 246 or 481, Part 2 Chapter 17 or Schedule 2 paragraph 30 of the CAA (Capital allowances: anti-avoidance);

2.1.16 section 106 of the TCGA (disposals of shares and securities within prescribed period of acquisition); and

2.1.17 sections 29 to 34 of the TCGA (value shifting).

2.2 The Company has not been a party to any transaction to which any of the following provisions have been, or could be, applied, other than where all necessary consents or clearances have been obtained:

2.2.1 sections 703 to 709 (inclusive) of the Taxes Act (cancellation of tax advantages from certain transactions in securities);

2.2.2 sections 765 to 767 (inclusive) of the Taxes Act (migration etc. of companies);

2.2.3 section 776 of the Taxes Act (transactions in land: taxation of capital gains); and

2.2.4 sections 135 to 139 (inclusive) of the TCGA (company reconstructions and amalgamations).

3. CAPITAL ALLOWANCES

3.1 The Company's capital allowance pool is not less than £2.3 million at the Accounts Date.

3.2 The Seller is not aware of any circumstances as to why the capital expenditure on which capital allowances have been claimed should not continue to attract capital allowances either under the Taxes Act or the CAA.

3.3 Details of capital allowances claimed in each of the last six years, analysed as to industrial buildings allowances, first year allowances and writing down allowances in respect of machinery and plant, patents and know how are set out in the Disclosure Letter.

3.4 All capital allowances made or to be made the Group Company in respect of capital expenditure incurred prior to Completion or to be incurred under any subsisting commitment have been made or will be made in taxing its trade.

3.5 Since the Accounts Date the Company has not done or omitted to do or agreed to do or permitted to be done any act as a result of which there may be a balancing charge under sections 55, 314, 315, 328, 343, 350, 381, 382 or 418 of the CAA or a withdrawal of first year allowances or recovery of excess relief under sections 111 to 113 inclusive, of the CAA.

3.6 The Company has not made any election under section 83 of the CAA nor has it or could it be taken to have made such an election under section 89(4) of the CAA (election for assets to be treated as short-life assets).

3.7 The Company has not incurred any capital expenditure on the provision of machinery or plant for leasing under chapter XI of part II of the CAA.

4. CLOSE COMPANIES

The Company is not nor has it been a close company within the meaning of section 414 of the Taxes Act (close companies).

5. CORPORATION TAX ON CHARGEABLE GAINS

5.1 The Company has not made nor has it been entitled to make any claim under any of the following provisions of the TCGA:

5.1.1 section 23 (compensation and insurance proceeds applied to replace or restore asset);

5.1.2 section 24(2) (assets lost or destroyed or whose value becomes negligible);

5.1.3 sections 48 and 280 (consideration due after time of disposal);

5.1.4 section 247 (roll-over relief on compulsory acquisition of land);

5.1.5 sections 152 to 154 (roll-over relief on business assets); and

5.1.6 section 161(3) (appropriation to trading stock).

5.2 The date and purchase price of each property assets acquired by the Company since 1 January 1990 is set out in **Schedule 8**.

5.3 No assessment has been postponed under section 279 of the TCGA (delayed remittance of capital gain on disposal of a foreign asset).

5.4 The Company has not since the Accounts Date disposed of or acquired any asset in circumstances such that section 17 of the TCGA could apply (disposals and acquisitions treated as made at market value).

5.5 No Group Company has acquired shares on a reorganisation within the meaning of section 126 of the TCGA to which the second proviso to section 128(2) of the TCGA could apply (restriction on deductibility of expenditure where transaction not at arm's length).

5.6 No gain chargeable to corporation tax will accrue to the Company on the disposal of any debt owed to the Company not being a debt on a security.

5.7 The Company has not acquired benefits under any policy of assurance which would on disposal give rise to a chargeable gain under section 210 of the TCGA (disposals by a person other than the original beneficial owner).

5.8 The Company has not received any assets by way of gift and as mentioned in section 282 of the TCGA (recovery of tax from donee).

5.9 The Company is not nor has it been a shareholder in a company which has made a transfer as mentioned in section 125 of the TCGA (close company transferring assets at an undervalue).

5.10 The Company does not own any debts on a security or shares to which sections 182 and 183 of the TCGA could apply on their disposal and has not made any such disposal since 15th March 1988.

5.11 The Company is not deemed to have made a disposal of any assets under section 186 of the TCGA (assets ceasing to be within the charge to UK tax).

5.12 The Company has made not any claim or election under section 187 of the TCGA (postponement of gains relating to foreign trades).

6. DISTRIBUTIONS

6.1 The Company has not made any distributions within the meaning of sections 209 and 210 of the Taxes Act since 5th April 1965 except for dividends shown in its audited accounts nor is any Group Company bound to make any such distributions.

6.2 The Company has not issued any security within the meaning of section 254 the interest or other consideration given in respect of which falls to be taxed under section 209.

6.3 The Company has not redeemed, repaid or purchased any of its own shares or agreed to redeem, repay or purchase any of its own shares or converted or agreed to convert its share capital or capitalised or agreed to capitalise in the form of redeemable shares or debentures any profits or reserves of any class or description.

6.4 The Company has not been a party to an exempt distribution within the meaning of sections 213 to 218 (inclusive) of the Taxes Act within the last 6 years (demergers - exempt distributions).

6.5 The Company has not issued any share capital to which the provisions of section 249 of the Taxes Act (stock dividends treated as income) could apply nor does it own any such share capital (shares carrying the right to bonus share capital).

7. EMPLOYMENT TAXES

7.1 The Company has duly paid and accounted for all sums payable to the Inland Revenue in respect of income assessable to income tax under schedule E (including any sums payable in respect of benefits provided to the Company's employees or former employees) under *section 203 of the Taxes Act and all regulations made under it.*

7.2 The Company has duly paid and accounted for all National Insurance contributions required of *it under the provisions of the Social Security Contributions and Benefits Act 1992* (as amended) and regulations made under it.

7.3 The Company has correctly operated:

7.3.1 a statutory sick pay scheme in accordance with the provisions of the Social Security and Contributions and Benefits Act 1992 and the regulations made under it;

7.3.2 a statutory maternity pay scheme in accordance with the provisions of the relevant UK or European Community legislation.

7.4 The Company has complied with the provisions of section 85 of the Finance Act 1988 (duty to furnish returns where person acquires shares in a company in certain circumstances).

7.5 The Company is not nor has it been a party to any arrangement which has been, is being or may be challenged under any relevant UK or European Community legislation relating to employment taxes.

8. FOREIGN MATTERS

8.1 The Company is and has at all times been resident in the United Kingdom for Tax purposes.

8.2 The Company is not regarded or has ever fallen to be treated for the purposes of any double taxation relief arrangements as resident in a territory outside of the United Kingdom or is liable to tax on gains arising on disposals of assets of descriptions specified in any such arrangements and the Seller is not aware of any circumstances as to why this would be the case.

8.3 The Company is not a person to whom section 132(2) of the Finance Act 1988 or section 191(2) of the TCGA applies (liability of other persons for unpaid tax of migrating companies; and non-payment of tax by non-resident companies).

8.4 The Company has not transferred a trade carried on by it outside the United Kingdom through a branch or agency to a company not resident in the United Kingdom in circumstances such that a chargeable gain may be deemed to arise at a date after the transfer under section 140 of the TCGA (postponement of charge on transfer to a non-resident company).

8.5 The Company does not hold shares in a company which is not resident in the United Kingdom and which would be a close company if it were resident in the United Kingdom in circumstances such that a chargeable gain accruing to the company not resident in the United Kingdom could be apportioned to the Company pursuant to section 13 of the TCGA.

8.6 The Company has not carried out or been engaged in any transactions to which the provisions of section 770 of the Taxes Act (as extended by section 773 of the Taxes Act) have been or may be applied (transactions at an undervalue).

8.7 The Company has not received notice of a direction under section 747 of the Taxes Act (imputations of chargeable profits of controlled foreign companies) and no circumstances exist which would entitle the Inland Revenue to make such a direction and apportion any profits of a controlled foreign company to the Company.

8.8 The Company does not have a material interest in:

8.8.1 an offshore fund; or

8.8.2 a UK resident company or a unit trust scheme the trustees of which are resident in the United Kingdom;

any of which is or has at any material time been a non-qualifying offshore fund for the purposes of sections 757 to 764 (inclusive) of and schedules 27 and 28 to the Taxes Act.

8.9 The Company is not nor has it been on or at any time after 1st April 1985 a company, or an associated company of a company, which has a qualifying presence in a unitary state for the purposes of sections 812 to 814 (inclusive) of the Taxes Act.

8.10 The Company is not a dual resident investment company within the meaning of section 404 of the Taxes Act.

9. INHERITANCE TAX

9.1 No circumstances exist as a result of which any power within section 212 of the Inheritance Tax Act 1984 (powers to raise tax) could be exercised in relation to any shares, securities or other assets of the Company.

9.2 There is no Inland Revenue charge outstanding for unpaid Inheritance Tax as provided by sections 237 and 238 of the Inheritance Tax Act 1984 (Inland Revenue charge for unpaid tax) over any asset of the Company or in relation to any shares in the capital of any Group Company.

10. LOSSES AND RELIEFS

The Company has not within the last six years surrendered or claimed any amount by way of group relief under the provisions of sections 402 to 413 (inclusive) of the Taxes Act (group relief) or under the provisions of section 240 of the Taxes Act (surrender of advance corporation tax).

11. MATTERS SINCE THE ACCOUNTS DATE

Since the Accounts Date no Event has occurred which has given or may give rise to a Tax liability on any Group Company other than transactions entered into in the ordinary and usual course of business.

12. STAMP DUTY AND STAMP DUTY RESERVE TAX

12.1 All documents which are required to be stamped and which are in the possession or under the control of the Company or to which the Company is a party have been properly stamped and the appropriate stamp duty has been paid and there is no liability for any penalty in respect of such duty and no such documents which are outside the United Kingdom would attract stamp duty if they were brought into the United Kingdom.

12.2 In the last 2 years the Company has not made any claim for relief from stamp duty under section 55 of the Finance Act 1927, section 42 of the Finance Act 1930 or section 151 of the Finance Act 1995.

13. VALUE ADDED TAX

13.1 The Company is a taxable person for the purposes of VAT and has duly registered with its local Customs and Excise Office.

13.2 The Company has at all times issued correct tax invoices to all persons properly requiring the same in respect of its taxable supplies either by way of goods or of services and has likewise requested and received all appropriate tax invoices from its suppliers and others and has kept all necessary records and documents required to complete and verify its [quarterly] VAT returns.

13.3 The Company has in all other respects complied with the VAT legislation and all regulations, notices, orders, provisions, directions and conditions relating to VAT.

13.4 The Company is not in arrears with any payments or returns under such legislation or liable to any abnormal or non-routine payment or any forfeiture, penalty, interest or surcharge or to the operation of any penal, interest or surcharge provisions contained in such legislation.

13.5 The Company is not nor has it been partially exempt for VAT purposes.

13.6 The Company has not been required by the Commissioners of HM Customs and Excise to give security.

13.7 There is not nor has there at any time been in force a group or similar election for VATA purposes in relation to the Company and the Company has not been the subject of an application for group registration.

13.8 The Company is not nor has it agreed to become agent, manager or factor (for the purposes of section 47 of VAT) of any person who is not resident in the United Kingdom.

13.9 The Company has not during the last twelve months received a surcharge liability notice under section 59 of VATA (default surcharge) or a penalty liability notice under section 64 of VATA (persistent misdeclaration resulting in understatements or over claims).

13.10 Neither the Company nor any relevant associate of any Group Company (within the meaning of paragraph 3(7)) of schedule 10 to VATA) has made an election under paragraph 2 of schedule 10 to VATA (election to waive exemption).

13.11 The Company is not nor has it at any time been liable nor has it taken any action likely to make it liable to a self supply charge under paragraph 6 of schedule 10 to VATA (developers of certain non-residential buildings etc).

13.12 The Company does not own any assets which are or could be subject to the Capital Goods Adjustment Scheme pursuant to part XV Value Added Tax Regulations 1995 (SI 1995/2518).

14. GROUP PROVISIONS

14.1 The Seller's Group forms a group for the purposes of section 402 of the Taxes Act.

14.2 Details of all claims and surrenders for group relief and of the surrender of advance corporation tax pursuant to section 240 of the Taxes Act 1988 made in the last 6 years are set out in the Disclosure Letter.

14.3 No payment for the surrender of group relief or advance corporation tax has been made.

14.4 All claims for the surrender of group relief and advance corporation tax were valid when made and have been or will be allowed by way of relief from corporation tax.

14.5 The Company do not own any asset which it has acquired from another company which was at the time a member of the Seller's Group and which owned that asset other than as trading stock within the meaning of section 173 of the TCGA.

14.6 The Company has not ceased or will cease to be a member of a group of companies in circumstances in which a charge under section 179 of the TCGA has arisen or may arise.

15. LOAN RELATIONSHIPS

15.1 The Company uses, in respect of a loan relationship (within the meaning of section 81 of the FA (meaning of "loan relationship" etc.)) in its statutory accounts, a basis of accounting which is or equates to an authorised accounting method under section 85 of the FA (authorised accounting methods).

15.2 The Company has not, in respect of a loan relationship within the meaning of section 81 of the FA (meaning of "loan relationship" etc), applied:

15.2.1 an authorised accounting method inconsistently or otherwise in a materially different way in successive accounting periods; or

15.2.2 used a different authorised accounting method for the same or successive accounting periods;

as provided by section 89 of the FA (inconsistent application of accounting methods).

15.3 The Company is not required to use an authorised accruals basis of accounting in respect of a creditor relationship by virtue of section 87 of the FA (accounting method where parties have a connection).

15.4 The Company has not received a payment of interest on which it has borne income tax by deduction and in relation to which interest a credit has been brought into account for the purposes of chapter 2 of the FA (loan relationships) for an accounting period ending more than 2 years before the date of the receipt.

15.5 The Company is not subject to a restriction as to the amount of the loss that it may bring into account in respect of a loan relationship by virtue of paragraph 10 of schedule 9 to the FA (imported losses etc).

15.6 The Company has not acquired or disposed of rights or liabilities in respect of a loan relationship where the company from which it made the acquisition, or to which it made the disposal, was a member of the same group of companies within the meaning of paragraph 12 of schedule 9 to the FA (continuity of treatment: groups etc).

15.7 The Company has not been a party to a loan relationship which had an unallowable purpose within the meaning of paragraph 13 of schedule 9 to the FA (loan relationships for unallowable purposes).

SCHEDULE 4

Completion Accounts preparation memorandum

Subject to the specific accounting policies set out below, the Completion Accounts shall be prepared on a going concern basis:

(a) in accordance with the same accounting policies, principles, practices, evaluation rules and procedures, methods and bases adopted in the Accounts; and

(b) to the extent not covered by paragraph (a) above, in accordance with UK GAAP at the Completion Date.

The following specific accounting policies will be applied in the preparation of the Completion Accounts:

1. the Properties (including, for the avoidance of doubt, all land, buildings, fixed and moveable plant and equipment and fixtures and fittings) shall be included at the agreed valuation of £48,000,000. Any write down will be charged and any increase will be credited to the profit and loss account;

2. there will be no provision in the Completion Accounts for Taxation for any years, in respect of corporation tax;

3. no provision shall be included in respect of holiday pay accrued but not taken as at the date of Completion;

4. with the exception of any sale or loyalty bonus payable to any of the employees of the Company as a result of this transaction (including the aggregate amount of £26,813 payable to Nick Potter and Sally Brown) the Completion Accounts will not reflect any costs in respect of the Company connected with the sale and purchase of the Shares whether by provision, reserve, accrual or otherwise;

5. no provision shall be included in respect of any liability arising under Section 75 of the Pensions Act 1995;

6. no provision shall be included in respect of any liability (actual or contingent) arising on termination of or for claims under the L&C Agreement or the L&C Lease;

7. no adjustment, provision, accrual or other allowance shall be made in the Completion Accounts to reflect any event or circumstance directly arising from the transactions contemplated by this agreement or from any action or omission (actual or proposed) of, by or on behalf of the Purchaser after Completion;

8. in the event that the £420,000 debtor receivable from Wembley National Stadium Limited remains unpaid at the Completion Date, no provision will be made against its carrying value;

9. no provision for deferred tax will be made in the Completion Accounts;

10. no provision will be made for any matters covered by the indemnities contained in **clause 13**;

11. provisions for claims against the Company shall be the same as those included in the Accounts unless the facts and circumstances of such claims have changed since the date of publication of the Accounts;

12. with the exception of the fixed assets valued at £48 million in **paragraph 1** above, all assets will be treated as current assets and all liabilities will be treated at current liabilities;

13. the amount held in or accrued on the escrow account between the Company and Letheby & Christopher Limited will be treated as an asset of the Company and the corresponding liability will be treated as a liability of the Company; and

14. adequate provision shall be made for all bad and doubtful debts of the Company.

The following sets out worked examples in relation to the operation of the provisions of **clauses 4.6**:

	Illustrative scenarios				
	£m	£m	£m	£m	£m
Intra Group Debt	0.7	0.7	0.7	0.7	0.7
Net Current Asset Deficiency Debtor ("NCADD")	2.8	2.8	2.8	2.8	2.8
Other assets/(liabilities) ("Other")	(3.4)	(3.6)	(3.8)	0.1	(0.5)
Net Current Assets/(Net Current Liabilities)	0.1	(0.1)	(0.3)	3.6	3.0
Upon agreement of the Completion Accounts:					
The Seller pays to the Purchaser as a reduction of the Initial Consideration (the excess of (NCADD and Net Current Liabilities) over £3m)			0.1		
On 1 December 2003:					
The Seller pays the NCADD to the Purchaser on behalf of the Company	2.8	2.8	2.8	2.8	2.8
The Seller pays to the Purchaser as a reduction to the Second Instalment consideration or Purchaser reduces Second Instalment (the amount of any Net Current Liabilities, to the extent not already settled)		0.1	0.2		
The Purchaser pays to the Seller additional Second Instalment consideration (the amount of any Net Current Assets, capped at the amount of the NCADD)	(0.1)			(2.8)	(2.8)

On 1 December 2004:

The Seller pays the Intra Group Debt to the Company	0.7	0.7	0.7	0.7	0.7
The Purchaser pays to the Seller additional Third Instalment consideration (the amount of the Net Current Assets, to the extent not already settled)				(0.8)	(0.2)
Net/overall impact:					
Payment/(receipt) from/(to) Seller (the amount of Other)	3.4	3.6	3.8	(0.1)	0.5

SCHEDULE 5

Agreed form documents

Indemnity for lost share certificate (**clauses 7.2.1**)

Certified copies of the resolutions of the directors of the Seller and of the statutory declaration pursuant to section 155 of the Companies Act (**clause 7.2.3**)

Power of attorney to vote pending registration of the transfer of Shares (**clause 7.2.4**)

Written resignations and releases of directors and secretary (**clause 7.2.4**)

Written resignation of the Auditors (**clause 7.2.5**)

Letter of release of obligations and indebtedness (**clause 7.2.12**)

Tax Deed (**clause 7.2.10**)

Completion board minutes of the Company (**clauses 7.3.1 and 7.3.2**)

Certified copy of the resolutions of the directors of the Purchaser (**clause 7.4.2(b)**)

Letheby & Christopher Deed

Debenture

Nominee Share Sale Agreement together with all documents required to be executed pursuant to the Nominee Share Sale Agreement

Elvin House Leases and Service Agreement (**clauses 7.2.9, 7.2.13 and 7.2.14**)

Deed of Guarantee

Stadium Assignment (**clause 7.2.15**)

Diana Bromley as to missing documents in the Agreed Form (**clause 6.3.1**)

David Thomson as to the Olympic Way Pedway in the Agreed Form (**clause 6.3.2**)

David Thomson as to Engineers Way in the Agreed Form (**clause 6.3.3**)

Diana Bromley as to various title documents in the Agreed Form (**clause 6.3.4**)

Board memorandum in Agreed Form of the Company confirming that the Company has net assets which are not reduced by the giving of financial assistance (**clause 7.4.2 (h)**)

WLL Letter duly executed by the Company (**clause 7.4.2(i)**)

Bull Novation Agreement (**clause 13.1.7**)

SCHEDULE 6

Deeds and Documents to be delivered on Completion

Land Certificates for Titles numbered NGL667964 and NGL801784 and the Lease

Copy of Deed of Covenant made 11 July 2001 between (1) Wembley (London) Limited ("WLL") and (2) Wembley National Stadium Limited ("WNSL")

Copy of Deed of Covenant made 13 July 2001 between (1) Lawgra (No. 775) Limited and Lawgra (No. 776) Limited and (2) WNSL

Declaration of Trust made by Lawgra (No. 775) Limited and Lawgra (No. 776) Limited on 13 July 2001

Declaration of Trust made by Lawgra (No. 773) Limited and Lawgra (No. 774) Limited on 13 July 2001

Photographic Schedule of Condition with Date of Inspection 28 September 2001 in respect of the Lease made 16 October 2001 between (1) Gideon 1 Limited and Gideon 2 Limited and (2) Phoenix Sound Limited

The documents listed in part 2 of schedule 2 to this agreement except the following:

DATE	DOCUMENT	TENANT/LICENSEE
24.04.2002 and 10.05.2002	Stadium Closure Agreement	Letheby & Christopher Limited
25.09.1975	Lease	The Eastern Electricity Board
5.12.1977	Lease	Greater London Council

SCHEDULE 7

Listed Intellectual Property Rights

1. Trade Marks

UK Trade Mark:	wg k
Application number:	2270317
Classes:	6, 9, 14, 16, 18, 24, 25, 28 and 41

UK Trade Mark:	Swirl logo
Application number:	2270247
Classes:	3, 6, 9, 14, 16, 18, 21, 24, 25, 26, 28, 34, 35, 41, 42

2. Domain Names

www.wembleyexhibition.com
www.wembleyconferences.com
www.wembley.co.uk
www.wembleytv.co.uk
www.wembleytv.com
www.wembleytv.net
www.whatsonwembley.com
www.whatsonwembley.co.uk
www.wembleylondon.co.uk

SCHEDULE 8

List of Properties Purchased since 1 January 1990

Base costs of properties purchased since 1990 and owned at 31 July 2002

Property	Date of contract	Freehold land and buildings £	Leasehold £	Plant and Machinery £	Total £	Payments	
						Date	£
Wembley Conference Centre, Exhibition Hall I and Elvin House	11-Apr-95	28.040,000	-	-	28,040,000	26-May-95	28,040,000
Palace of Arts/Palace of Industry	20-Mar-00	5,500,000	-	-	5,500,000	20-Mar-00 08-May-00	550,000 4,950,000
Music Centre	24-Mar-00	2,250,000	250,000.00	500,000.00	3,000,000	24-Mar-00	3,000,000
Exhibition Halls II & III	10-Apr-01	13,336,090	-	-	13,336,090	10-Apr-01	13,336,090

Signed by a director, duly authorised for and on behalf of WEMBLEY PLC in the presence of:)))) Nigel Potter

Witness	David Walker
Signature:	David Walker
Name:	David Walker
Address:	31 Southampton Row London
Occupation:	Solicitor

Signed by a director, duly authorised for and on behalf of CHESTERFIELD (NO. 40) LIMITED in the presence of:))))) Nick Shattock

Witness	Gareth Jones
Signature:	Gareth Jones
Name:	Gareth Jones
Address:	Lacon House London WC1
Occupation	Solicitor

Exhibit II-2-y

CONFORMED COPY

DATED 5th February 2003

WEMBLEY EVENT MANAGEMENT SERVICES LIMITED

- and -

GUNROOM HOLDINGS LIMITED

AGREEMENT
- for sale and purchase of shares of –

THE CORPORATE INNOVATIONS COMPANY LIMITED

MEMERY CRYSTAL
31 Southampton Row
London
WC1B 5HT
Tel: 020 7242 5905
Fax: 020 7242 2058
Ref: ELG/255941v9

INDEX

DATE: 5th February 2003

PARTIES:

(1) **WEMBLEY EVENT MANAGEMENT SERVICES LIMITED** (registered no. 3858878) of Elvin House, Stadium Way, Wembley, Middlesex HA9 0DW ("the Vendor").

(2) **GUNROOM HOLDINGS LIMITED** (registered no. 4617661) whose registered office is at Southlands, Hightown Road, Banbury, Oxfordshire, OX16 9BE ("the Purchaser").

WHEREAS

(A) The Corporate Innovations Company Limited is a company incorporated under the Companies Act 1985 with registered number 2844684 and having its registered office at Elvin House, Stadium Way, Wembley, Middlesex, HA9 0DW ("the Company"), further details of the Company being set out in the Second Schedule.

(B) The Vendor is the beneficial owner and registered holder of the whole of the issued share capital of the Company.

(C) The Vendor has agreed to sell and the Purchaser has agreed to purchase the Shares on the terms and conditions of this Agreement.

IT IS AGREED as follows:-

1. INTERPRETATION

1.1 In this Agreement and the Schedules hereto unless the context otherwise requires the following words and expressions shall have the following meanings:-

"A Director"	the director of the Purchaser and the Company to be appointed pursuant to the provisions of the Written Resolutions;
"Accounts"	the audited balance sheet and profit and loss account and notes thereof of the Company as at and for the

12 months to 30 September 2001;

"Associated Company" any company, not being the Company, which at the relevant time is:-

(a) a holding company of the Vendor or the Purchaser (as the case may be); or

(b) a subsidiary or subsidiary undertaking of the Vendor or the Purchaser (as the case may be); or

(c) a subsidiary or subsidiary undertaking (other than the Vendor itself or the Purchaser (as the case may be)) of any such holding company;

and the expressions "holding company", "subsidiary" and "subsidiary undertaking" having the meanings given to them by CA;

"Business Day" a day, other than a Saturday or a Sunday, on which clearing banks are open for all normal banking business in London;

"CA" Companies Act 1985;

"Charge" the charge over the shares of the Company in agreed form;

"Claim" any claims by the Purchaser under the Warranties;

"Completion" completion of the sale and purchase of the Shares in accordance with Clause 5;

"Contract" any agreement or commitment whether conditional or unconditional and whether by deed, under hand, oral or otherwise, and any arrangement or understanding whether legally binding or not;

"Covenantor" Vendor and/or Associated Company as relevant;

"Directors"	the directors of the Company specified in the First Schedule:
"Encumbrance"	any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement;
"Event"	the existence of any state of affairs and any payment, transaction, act, omission or occurrence of whatever nature whether or not the Company or the Purchaser is a party to it and for the avoidance of doubt includes the execution of this Agreement and completion of the sale of the Shares to the Purchaser and references to an Event occurring on or before the Previous Transfer Date shall include an Event deemed, pursuant to any Taxation Statute, to occur or which is otherwise treated or regarded as occurring on or before the Previous Transfer Date;
"Holding Period"	the period expiring on the date when the Vendor or an Associated Company of the Vendor ceases to hold an A Ordinary Share of 1 pence or any share deriving from such share in the Purchaser;
"ICTA"	the Income and Corporation Taxes Act 1988;
"IHT Liability"	(a) any amount of inheritance tax which is at Completion unpaid and in respect of which the Inland Revenue had a charge on any of the Shares or assets of the Company or a power to sell, mortgage or charge any of the Shares or assets of the Company on or prior to the Previous Transfer Date; or (b) any amount of inheritance tax which after Completion becomes a charge on or gives rise

to a power to sell, mortgage or charge any of the Shares or assets of the Company being a liability in respect of additional inheritance tax payable on the death of any person within seven years after a transfer of value occurring prior to the Previous Transfer Date if a charge on or power to sell, mortgage or charge any such Shares or assets of the Company existed at the Previous Transfer Date or would have existed at the Previous Transfer Date, if the death had occurred immediately before the Previous Transfer Date and the inheritance tax payable as a result of such death had not been paid;

and in determining for the purposes of this Agreement whether a charge on or power to sell, mortgage or charge any of the Shares or assets of the Company exists at any time the fact that any inheritance tax is not yet payable or may be paid by instalments shall be disregarded and such inheritance tax shall be treated as becoming due and a charge or power to sell, mortgage or charge as arising, on the date of the transfer of value or other date or event on or in respect of which it becomes payable or arises and the provisions of section 213 of the Inheritance Tax Act 1984 shall not apply;

"ITA" Inheritance Tax Act 1984;

"Liability for Taxation" any liability of the Company to make a payment of or in respect of Taxation whether or not the same is primarily payable by the Company and whether or not the Company has or may have any right of reimbursement against any other person or persons and shall also include:

(a) the Loss of any Relief where such Relief has

been taken into account in computing and so reducing or eliminating any provision for deferred Tax which appears in the Accounts (or which but for such Relief would have appeared in the Accounts) or where such Relief was treated as an asset of the Company in the Accounts or was taken into account in computing any deferred Tax asset which appears in the Accounts in which case the amount of the Liability for Taxation shall be the amount of Taxation which would (on the basis of tax rates current at the date of such Loss) have been saved but for such Loss assuming for this purpose that the Company had sufficient profits or was otherwise in a position to use the Relief;

(b) the Loss of any right to repayment of Taxation (including any repayment supplement) which was treated as an asset in the Accounts of the Company in which case the amount of the Liability for Taxation shall be the amount of the right to repayment and any related repayment supplement; and

(c) the set-off or use against income, profits or gains earned, accrued or received or against any Tax chargeable in respect of an Event occurring on or before the Previous Transfer Date of any Relief or right to repayment of Taxation (including any repayment supplement) which is not available before the Previous Transfer Date but arises after the Previous Transfer Date in circumstances where, but for such set-off or use, the Company would have had a liability to make a payment of or in respect of Taxation for

which the Purchaser would have been able to make a claim against the Covenantor under this schedule in which case the amount of the Liability for Taxation shall be the amount of Taxation saved by the Company as a result of such set-off or use;

"Loan Agreement"	the loan agreement to be executed by the Company (1) and the Vendor (2) in the agreed terms;
"Loss"	any reduction, modification, loss, counteraction, nullification, utilisation, disallowance or clawback for whatever reason;
"Previous Transfer Date"	25 October 2000, the date on which the Vendor acquired the issued share capital of the Company;
"Purchaser Share Charge"	a charge over the shares of the Purchaser in the agreed form;
"Purchaser's Solicitors"	Withers LLP of 16 Old Bailey, London EC4M 7EG and any successor firm;
"Relevant Company"	any company other than the Company, the Purchaser and any company that may be treated for the purposes of the form of Taxation that has given rise to the Liability for Taxation under paragraph 1.4 of the Third Schedule as being a member of the same group of companies as the Purchaser or as being associated with the Purchaser;
"Relevant Customer"	any person, firm or Company who at any time during the six months immediately preceding Completion and during the Holding Period is:- (a) negotiating with the Company for the supply of Relevant Products or Services; or (b) an existing client or customer of the Company;

or

(c) in the habit of dealing with the Company;

"Relevant Products or Services"	products or services which are competitive with or of the type supplied by the Company at any time during the six month period prior to Completion:
"Relief"	any loss, relief, allowance, credit, exemption or set-off in respect of Taxation or any deduction in computing income, profits or gains for the purposes of Taxation;
"A Secured Loan Stock Instrument"	the A secured loan stock instrument of the Purchaser in the agreed terms to be adopted by a board meting of the Purchaser on Completion;
"A Secured Loan Stock"	the £1,000,000 secured loan stock of the Purchaser in the agreed terms constituted by the A Secured Loan Stock Instrument;
"Shares"	all of the issued shares in the capital of the Company save for one A Ordinary Share of £1;
"SSAP"	a Statement of Standard Accounting Practice published by the Accounting Standards Board;
"Tax Claim"	any assessment, self-assessment, notice, demand, letter or other document issued or action taken by or on behalf of any Taxation Authority from which it appears that the Company or the Purchaser is be subject to a Liability for Taxation or other liability in respect of which the Covenantor is or may be liable under this Agreement;
"Tax Warranties"	the warranties set out in paragraph 3 of the Second Schedule;
"Taxation Authority"	Inland Revenue, Customs & Excise, Department of Social Security and any other authority whatsoever

competent to impose any Taxation whether in the United Kingdom or elsewhere;

"Taxation Statute" any directive, statute, enactment, law or regulation wheresoever enacted or issued, coming into force or entered into providing for or imposing any Taxation and shall include orders, regulations, instruments, bye-laws or other subordinate legislation made under the relevant statute or statutory provision and any directive, statute, enactment, law, order, regulation or provision which amends, extends, consolidates or replaces the same or which has been amended, extended, consolidated or replaced by the same. References to gross receipts, income, profits or gains earned, accrued or received shall include any gross receipts, income, profits or gains deemed pursuant to the relevant Taxation Statute to have been or treated or regarded as earned, accrued or received;

"Taxation" any tax, charge, duty or levy imposed whether in the United Kingdom or elsewhere including (without prejudice to the generality of the foregoing) in the United Kingdom, income tax including income tax to which the Pay As You Earn system applies, corporation tax, advance corporation tax and amounts equivalent to advance corporation tax, any liability under Section 601 ICTA, any liability under Section 559 ICTA (subcontractors scheme), capital gains tax, value added tax, inheritance tax, national insurance contributions including both employer's and employee's contributions, stamp duty, stamp duty reserve tax, customs and other import duties, and excise duties; and shall further include any penalty, fine, surcharge or interest payable in addition to or in connection with any such tax, charge, duty or levy including any interest or penalty under the Corporation Tax (Instalment Payments)

Regulations 1998 or to any account, record, form, return or computation required to be kept, preserved, maintained or submitted to any person for the purposes of any such fee, charge, duty or levy and reference to "Taxation" in this Agreement shall be construed accordingly;

"TCGA"	the Taxation of Chargeable Gains Act 1992;
"Variable Sum Convertible Loan Stock Instrument"	the variable sum loan stock instrument of the Purchaser in the agreed terms to be adopted by a board meeting of the Purchaser on Completion;
"Variable Sum Convertible Loan Stock"	the amount of convertible loan stock of the Purchaser to be determined in accordance with the provisions of the Variable Sum Convertible Loan Note Instrument;
"VATA"	Value Added Tax Act 1994;
"Vendors' Solicitors"	Memery Crystal, of 31 Southampton Row, London, WC1B 5HT and any successor firm;
"Warranties"	the warranties and covenants set out in Clause 4, the Second Schedule and the Third Schedule;
"Written Resolutions"	the written resolutions of the Purchaser and the Company in the agreed terms to be entered into on Completion.

1.2 References to statutory provisions shall be construed as including references to:-

(a) any statutory amendment, consolidation or re-enactment from time to time (whether before or after the date of this Agreement);

(b) all statutory regulations, instruments or other subordinate legislation made under the relevant statute;

(c) any statutory provisions of which a statutory provision is a consolidation, re-enactment or modification.

1.3 Any document stated to be in "agreed terms" means such document in the terms agreed between the parties prior to execution of this Agreement and for the purposes of identification signed on the execution hereof by the Purchaser's Solicitors and the Vendors' Solicitors as that document may be amended by agreement in writing between the parties from time to time for any reason.

1.4 The word "company" shall have the same meaning as in the definition in Section 735 of CA, the expressions "director" and "shadow director" shall have the meanings respectively ascribed to them by Section 741 of CA and the provisions of Section 736 of CA shall apply in determining whether one company is a subsidiary of another.

1.5 The Interpretation Act 1978 shall apply to this Agreement in the same way as it applies to an enactment.

1.6 Any reference to a clause sub-clause or schedule (other than to a schedule to a statutory provision) is a reference to a clause or sub-clause of or schedule to this Agreement and the Schedules form part of and are deemed to be incorporated into this Agreement.

1.7 The headings used in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement.

1.8 Save where the context specifically requires otherwise, words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof. References to persons shall include bodies corporate, unincorporated associations and partnerships, in each case whether or not having a separate legal personality. References to the word "include" or "including" (or any similar term) are not to be construed as implying any limitation and general words introduced by the word "other" (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

2. SALE OF SHARES

2.1 Subject to the terms and conditions of this Agreement, the Vendor shall sell with full title guarantee, on and with effect from Completion, the Shares and the Purchaser shall purchase the Shares and together with all rights now and hereafter attaching or accruing thereto.

2.2 The Vendor hereby waives irrevocably all rights of pre-emption over any and all of the Shares conferred either by the Articles of Association of the Company or otherwise.

3. CONSIDERATION

The consideration for the sale of the Shares shall be satisfied, as follows:-

3.1 the sum of £50,000 to be paid in cash on Completion to the Vendor;

3.2 the sum of £1,000,000 to be satisfied by the issue of the A Secured Loan Stock to the Vendor;

3.3 the issue of the Variable Sum Convertible Loan Stock to the Vendor.

4. WARRANTIES

4.1 The Vendor warrants to the Purchaser in the terms set out in the Second Schedule and covenants in the terms set out in the Third Schedule.

4.2 Where any Warranty is made or given 'so far as the Vendor is aware', such Warranty shall be deemed to be given to the best of the knowledge, information and belief of the Vendor after making due and careful enquiries.

4.3 Any Warranty in the Second Schedule is made or given by the Vendor subject to all matters within the knowledge of David Watt.

4.4 Each of the Warranties shall be separate and independent and save as expressly otherwise provided shall not be limited by reference to any other such Warranty or by anything in this Agreement.

4.5 The Vendor undertakes to disclose immediately to the Purchaser anything which comes to its notice which is or may be a breach of any of the Warranties.

4.6 No claim may be made under the Warranties unless written notice shall have been given by the Purchaser to the Vendor before the second anniversary of Completion in respect of the Warranties other than the Tax Warranties and the seventh anniversary of Completion in respect of the Tax Warranties and any Claim which is validly made within the required period aforesaid shall (unless previously settled or withdrawn) be deemed to have been waived or withdrawn in the event that legal proceedings in respect thereof are not issued and validly served on the Vendor or the amount payable by the Vendor in respect of such claim has not been agreed within twelve months of written notice of the relevant claim first being given aforesaid.

4.7 No Claim may be made and the Vendor shall not be liable in respect of any Claim unless the amount actually payable under such claim exceeds £5,000 and when aggregated with all other relevant Claims exceeds £15,000, in which case the Vendor shall be liable for the whole amount of such claim and not merely the excess.

4.8 The liability of the Vendor under the Warranties shall not exceed £50,000 in aggregate plus:-

(a) any amount of loan stock issued to the Vendor by the Purchaser and redeemed;

(b) any amount realised by the Vendor from the security given in respect of the loan stock; and

(c) any other amounts received by the Vendor deriving from the loan stock whether in cash or otherwise.

4.9 Notwithstanding any other provision of this Agreement clauses 4.7 and 4.8 shall not apply to exclude or limit the liability of the Vendor to the extent that any Claim arises by reason of any fraud or dishonest misconduct or omission by or on behalf of the Vendor or any claim is in respect of the Warranties in paragraphs 1 and 2.1 of the Second Schedule.

4.10 The Vendor, any Associated Company and the Directors waive all rights to claim against the Company or any director or employee of the Company on whom they have relied in giving any Warranty under this Agreement.

5. COMPLETION

5.1 Completion shall take place at the offices of the Vendor's Solicitors immediately after the signing hereof or at such other place and time as shall be mutually agreed when the events set out in sub-clauses 5.2 - 5.5 shall take place.

5.2 The Vendor shall cause to be delivered to the Purchaser:-

(a) duly executed transfers in respect of the Shares in each case in favour of the Purchaser (or as it in writing directs) accompanied by the relative certificates or in the case of any lost certificate an indemnity in a form satisfactory to the Purchaser together with any power of attorney or other authority under which such transfers have been executed;

(b) the certificate of incorporation, the certificate of incorporation on change of name and the statutory books of the Company complete and up-to-date immediately prior to Completion;

(c) all papers, books, records, keys, credit cards and other property (if any) of the Company which are in possession or in the control of the Vendor or any other person who resigns as an officer of the Company in accordance with this Agreement;

(d) written resignations of such of the Directors as the Purchaser shall require to resign and the secretary of the Company, with an acknowledgment in agreed terms signed by each of them that he has no claim against the Company in respect of compensation for loss of office breach of contract redundancy unfair dismissal or otherwise howsoever;

(e) evidence satisfactory to the Purchaser that the amount owed by the Company to the Vendor does not exceed £200,000.

5.3 The Vendor shall procure the passing of Board Resolutions of the Company:-

(a) revoking all existing authorities to bankers in respect of the operation of all bank accounts and giving authority in favour of such persons as the Purchaser may nominate to operate such accounts;

(b) appointing such persons (if any) as the Purchaser may nominate as directors of the Company and appointing Peter Kilvington as secretary of the Company:

(c) approving the resignations of such Directors and the secretary of the Company as the Purchaser shall require to resign;

(d) changing the registered office of the Company to Southlands, Hightown Road, Banbury, Oxfordshire OX16 9BE;

(e) approving the registration of the transfers referred to in 5.2(a) (subject to stamping)

5.4 The Purchaser shall cause to be delivered the sum of £50,000 to be paid in cash on Completion to the Vendor by telegraphic transfer in favour of the Vendor's Solicitors, as agents for the Vendor. Receipt of such sum by the Vendor's Solicitors shall be a complete and sufficient discharge to the Purchaser for the payment of such sum.

5.5 The Purchaser shall execute the A Secured Loan Stock Instrument and the B Convertible Loan Stock Instrument and issue and deliver a certificate for the A Secured Loan Stock and the Variable Sum Loan Stock to the Vendor.

5.6 The Purchaser shall execute and deliver the Charge to the Vendor and procure the execution and delivery of the Purchaser Share Charge to the Vendor.

5.7 The Vendor shall and the Purchaser shall procure that the Company executes the Loan Agreement.

5.8 The Purchaser shall procure that the Written Resolutions are passed and a certified copy of the Written Resolutions are delivered to the Vendor.

6. RELEASE FROM GUARANTEES

The Vendor will procure that on Completion the Company is released from any guarantee, indemnity, counter-indemnity, letter of comfort or other obligation given by the Company to any third party in respect of a liability of any person other than the Company.

7. POST COMPLETION COVENANTS

7.1 The Purchaser shall be responsible for the first £5,000 of costs involved in dealing with enquiries by Taxation Authorities relating to any financial year of the Company prior to 30 September 2001, any excess shall be reimbursed to the Purchaser by the Vendor, against delivery of an appropriate VAT invoice, within 21 days of receipt of such invoice, provided that:-

(a) the Vendor is given reasonable notice prior to such costs being incurred; and

(b) the Vendor is allowed to deal with such enquiry itself if it should so request.

For the avoidance of doubt, any costs incurred in dealing with Taxation Authorities for any financial period of the Company after 30 September 2001 shall be for the account of the Purchaser.

7.2 The Vendor shall continue to guarantee the Company's ATOL registration until 31 March 2003, and during this period the Vendor shall use its reasonable endeavours (without having to extend any warranties or guarantees or provide any guarantees or any other financial support) to enable the Company to establish ATOL registration from 1 April 2003.

7.3 The Purchaser shall procure that the Company produces and delivers to the Vendor a budget ("the Budget") for the Company for each financial year of the Company by 1 November in the preceding financial year. The Purchaser shall use reasonable endeavours to procure that the Budget shall be approved by the board of the Company prior to the start of each relevant financial year.

7.4 The Purchaser shall procure that, at the same time as the auditors the Company sign their audit report on the Company's accounts for the period ending 31 December 2003, the Company shall:-

(a) subject to the Company being able to comply with section 7.4(b) below, execute a facility letter ("the Facility Letter") in favour of the Purchaser agreeing to lend to the Purchaser sufficient funds (if and when required by the Purchaser) to enable the Purchaser to satisfy its obligations to repay the A Secured Loan Stock or the Variable Sum

Convertible Loan Stock: and

(b) "whitewash" the execution of the Facility Letter in accordance with sections 155-158 of CA provided it is able to do so in compliance with the provisions of such sections.

8. NON-SOLICITATION OF RELEVANT CUSTOMERS

The Vendor undertakes to the Purchaser and the Company that it will not, and it will procure that no Associated Company of the Vendor will (whether alone or in conjunction with, or on behalf of, another person and whether directly or indirectly), without the prior written consent of the Purchaser such consent not to be unreasonably withheld:-

(a) for the Holding Period and for a period of one year thereafter, canvass, solicit or approach, or cause to be canvassed, solicited or approached, any Relevant Customer for the sale or supply of Relevant Products or Services;

(b) for the Holding Period and for a period of one year thereafter, deal or contract with any Relevant Customer in relation to the sale or supply of Relevant Products or Services.

PROVIDED THAT nothing in Clause 8 shall restrict the Vendor or any Associated Company of the Vendor from carrying out any business carried out by the Vendor or any Associated Company of the Vendor at Completion.

9. WAIVER

No waiver by either party of any breach by the other of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof and any forbearance or delay by either party in exercising any of its rights hereunder shall not be construed as a waiver thereof.

10. SUCCESSORS AND ASSIGNS

10.1 This Agreement shall be binding upon each party's successors and assigns and personal representatives (as the case may be).

10.2 Save as set out in sub-clause 10.3, none of the rights of the parties under the Agreement or the Warranties may be assigned or transferred.

10.3 Either party shall be entitled to assign its rights under this Agreement to any of its Associated Companies PROVIDED THAT the Vendor or the Purchaser (as the case may be) shall procure that any such assignee shall re-assign such rights to the Vendor or Purchaser as the case may be in the event of and prior to any such assignee ceasing to be an Associated Company of the Vendor or Purchaser (as the case may be).

10.4 The Vendor shall be entitled to assign its rights under this Agreement to any other third party with the prior written consent of the Purchaser, such consent not to be unreasonably withheld provided that the Purchaser shall be entitled to withhold consent if the Vendor wishes to assign its rights to a competitor of the Purchaser or the Company or if such assignment would be prejudicial to the commercial interests of the Purchaser or the Company.

11. NON-MERGER ON COMPLETION

This Agreement shall notwithstanding Completion remain in full force and effect as regards any of the provisions remaining to be performed or carried into effect and (without prejudice to the generality of the foregoing) as regards all guarantees, undertakings and warranties.

12. ILLEGALITY AND UNENFORCEABILITY

If any term or provision in this Agreement shall in whole or part be held to any extent to be illegal or unenforceable under any enactment or rule of law that term or provision or part shall to that extent be deemed not to form part of this agreement and the enforceability of the remainder of this Agreement shall not be affected.

13. NO PARTNERSHIP/AGENCY

Nothing in this Agreement is intended to or shall operate to create a partnership or joint venture of any kind between the parties, or to authorise any party to act as agent for any other, and no party shall have authority to act in the name or on behalf of or otherwise to bind any other in any way (including but not limited to the making of any representation or warranty, the assumption of any obligation or liability and the exercise of any right or power).

14. FURTHER ASSURANCE AND FULL TITLE GUARANTEE

14.1 At any time after the date hereof the Vendor shall, at the request of the Purchaser, execute all such documents and do all such acts and things as the Purchaser may require for the purpose of vesting the Shares in the Purchaser (or as it in writing directs) and giving to the Purchaser the full benefit of all the provisions of this Agreement.

14.2 The Law of Property (Miscellaneous Provisions) Act 1994 (LPMPA) applies to all dispositions of property made under or pursuant to this Agreement save that the word 'reasonably' shall be deleted from the covenant set out in section 2(1)(b), LPMPA, and the covenant set out in section 3(1), LPMPA shall not be qualified by the words 'other than any charges, encumbrances or rights which that person does not and could not reasonably be expected to know about.

15. VARIATIONS

No variations of this Agreement shall be effective unless made in writing and signed by or on behalf of each of the parties to this Agreement.

16. ANNOUNCEMENTS

16.1 Save where required by law or the London Stock Exchange Plc no announcement or circular in connection with this Agreement or any matter arising therefrom shall be made or issued by or on behalf of the Vendor or the Purchaser/Company without the prior written approval of the Purchaser or the Vendor (as the case may be), such approval not to be unreasonably withheld or delayed.

16.2 Where any such announcement is required to be made by law or the London Stock Exchange Plc, the party wishing to make such announcement shall, to the extent it is legal and practicable to do so, consult with the other parties as to the timing and consent of such announcement.

17. NOTICES

17.1 Any notice to be given under this Agreement shall be given in writing signed by or on behalf of the party giving it and shall be irrevocable without the written consent of the party on whom it is served.

17.2 Any such notice may only be served:-

(a) personally by giving it to an individual who is party or to any director or the secretary of any company which is a party;

(b) by leaving it at or sending it by prepaid first class post (or by air mail, if overseas) to, the address of the party to be served which is referred to for that purpose in this Agreement or if another address in England shall have been notified by that party to all the other parties for the purposes of this clause by notice given in accordance with this Clause 17.2(b) then to the address of such party which shall have been so notified, for which purpose the latest notification shall supersede all previous notifications;

(c) by facsimile (in which case it shall be deemed to have been signed by or on behalf of the party giving it) to the facsimile number for the party to whom it is to be sent; or

(d) by e-mail (in which case it shall be deemed to have been signed by or on behalf of the party giving it) to the e-mail address for the party to whom it is being sent.

17.3 Notices shall be deemed served as follows:-

(a) in the case of personal service at the time of such service;

(b) in the case of leaving the notice at the relevant address, at the time of leaving it there;

(c) in the case of service by post, on the second Business Day following the day on which it was posted and in the case of air mail on the sixth Business Day after posting and in proving such service it shall be sufficient to prove that the notice was properly addressed, stamped and posted in the United Kingdom;

(d) in the case of service by facsimile, on the Business Day following the day on which it was transmitted and in proving such service it shall be sufficient to produce a transmission notice from the sender's facsimile machine showing that the notice had been transmitted to the correct fax number;

(e) in the case of service by e-mail, on the Business Day following the day on which it was transmitted and in proving such service it shall be sufficient to prove that the e-mail address was correct and that there was no evidence that such transmission has been interrupted.

18. COSTS AND EXPENSES

Each party will pay its own costs and expenses in relation to the preparation execution and carrying into effect of this Agreement.

19. MISCELLANEOUS PROVISIONS

19.1 Whole Agreement

(a) this Agreement, together with the agreements referred to herein, constitutes the entire and the only legally binding agreement between the parties hereto;

(b) nothing in this sub-clause 19.1 shall operate to limit or exclude liability for fraudulent misrepresentation or the tort of deceit on the part of either of the parties.

19.2 Counterparts

This Agreement may be executed as two or more documents in the same form and execution by all of the parties of at least one of such documents will constitute due execution of this Agreement. All counterparts when executed and delivered will be an original, but all counterparts will together constitute one and the same agreement.

19.3 Rights of Third Parties

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this Agreement and unless specifically herein provided no person other than the parties to this Agreement shall have any rights under it nor shall it be enforceable by any person other than the parties to it.

20. LAW AND JURISDICTION

20.1 This Agreement shall be construed and take effect in all respects in accordance with English law.

20.2 All the parties irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceedings (together in this clause referred to as "proceedings") arising out of or in connection with this Agreement may be brought in such courts.

21. SET-OFF

21.1 The Purchaser shall be entitled to set-off the aggregate liability of the Vendor under all Claims resolved in favour of the Purchaser prior to the redemption of the A Secured Loan Stock or the Variable Sum Convertible Loan Stock and any liability in excess of £50,000 shall at the option of the Vendor be set-off against the A Secured Loan Stock and if no further set-off is possible against the A Secured Loan Stock the Variable Sum Convertible Loan Stock.

21.2 For the purposes of Clause 21.1:-

(a) a Claim shall be deemed to have been resolved upon the Purchaser and the Vendor agreeing a final settlement in respect thereof or upon any final judgment, order or decree of a Court of competent jurisdiction having been given in proceedings therein in respect of the claim; and

(b) the amount of a Claim payable to the Purchaser upon the resolution thereof shall be the amount agreed by the Vendor and the Purchaser under any such final settlement or determined by any judgment, order or decree referred to in sub-clause 21.2(a) above (as the case may be).

AS WITNESS the hands of the parties hereto or their duly authorised representatives the day and year first before written.

<u>**THE FIRST SCHEDULE**</u>

<u>**THE COMPANY**</u>

Company Number:	2844684
Date of Incorporation:	13/08/1993
Share Capital:	
Authorised	£1,000,000 divided into 344,999 Ordinary Shares of £1 each 1 A Ordinary Share of £1 each and 655,000 Redeemable Shares of £1 each
Issued	£685,000 divided into 30,000 Ordinary Shares of £1 each, 655,000 Redeemable Shares of £1 each and 1 A Ordinary Share of £1
Registered office:	Elvin House, Stadium House, Wembley, Middlesex, HA9 0DH
Directors:	David Watt, Nigel Potter, Mark Elliot
Secretary:	Diana Bromley

THE SECOND SCHEDULE

WARRANTIES

1. The Vendor warrants to the Purchaser that it has the legal right and full power to enter into and perform this Agreement and this Agreement and any documents which are to be executed at Completion when executed will constitute valid and binding obligations on the Vendor in accordance with their terms.

2. **Share Capital**

2.1 The Shares constitute the whole of the issued share capital of the Company. There is no Encumbrance or any form of agreement (including conversion rights and rights of pre-emption) on, over or affecting the Shares or any unissued shares, debentures or other securities of the Company and there is no agreement or commitment to give or create any of the foregoing. No claim has been made by any person to be entitled to any of the foregoing and no person has the right (exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital of the Company under any of the foregoing.

2.2 The Company has not since 25 October 2000:-

(a) repaid, redeemed or purchased (or agreed to repay, redeem or re-purchase) any of its own shares, or otherwise reduced (or agreed to reduce) its issued share capital or any class of it or capitalised (or agreed to capitalise) in the form of shares, debentures or other securities or in paying up any amounts unpaid on any shares, debentures or other securities, any profits or reserves of any class or description or passed (or agreed to pass) any resolution to do so; or

(b) directly or indirectly provided any financial assistance for the purpose of the acquisition of shares in the Company or any Associated Company of the Company or for the purpose of reducing or discharging any liability incurred in such an acquisition whether pursuant to section 151, CA or otherwise.

3. **Taxation**

3.1 All notices, returns, computations and registrations of the Company for the purposes of Taxation relating to the financial period to which the Accounts relate and for previous financial periods ("the Relevant Financial Period") have been made punctually on a proper basis and are correct and none of them is, the subject of any dispute with any Taxation Authority.

3.2 So far as the Vendor is aware the Company has not been subject to any visit, audit, investigation, discovery or access order by any Taxation Authority relating to the Relevant Financial Period or before and the Vendor is not aware of any circumstances existing which make it likely that a visit, audit, investigation, discovery or access order will be made in respect of such period other than an Inland Revenue visit already notified by the Inland Revenue to the Company due to take place in or around April 2003.

3.3 The amount of Taxation chargeable on the Company relating to the Relevant Financial Period has not depended on any concessions, agreements or other formal or informal arrangements with any Taxation Authority.

3.4 The Company has not been served with a notice in respect of the unpaid corporation tax liability relating to the Relevant Financial Period pursuant to section 191;

3.5 The Company has duly submitted all claims and disclaimers the making of which has been assumed for the purposes of the Accounts.

4. **Bank Accounts**

4.1 No employee of the Vendor or Wembley Plc has written any cheque or made any transfer out of any bank account operated by the Company within five Business Days prior to Completion.

THE THIRD SCHEDULE

1. **Covenant**

Subject as hereinafter provided the Vendor hereby covenants to pay to the Purchaser an amount equal to:-

1.1 any Liability for Taxation resulting from or by reference to any Event occurring on or before 25 October 2000 (including the acquisition of the Company) or in respect of any gross receipts, income, profits or gains earned, accrued or received by the Company on or before 25 October 2000;

1.2 any IHT Liability resulting from or by reference to s212(1) and s237 ITA for the period prior to 25 October 2000;

1.3 any liability of the Company to repay or the loss of the right to receive in whole or in part any payment for the surrender of group relief receivable by the Company pursuant to any group relief agreement pursuant to s402-413 ICTA or claim made on or before 25 October 2000;

1.4 any Liability for Taxation for which the Company would not have been liable but for being treated as being or having been a member of the same capital gains tax, value added tax, stamp duty or group income group as or associated with any Relevant Company on or prior to 30 September 2001;

1.5 subject to the provisions of clause 7.1 all reasonable and agreed costs and expenses properly incurred and payable by the Company or the Purchaser in connection with any action taken to avoid, resist or settle any Tax Claim, Liability for Taxation or any liability or loss under paragraph 1.3 or otherwise taking or defending any action under this Agreement; and

1.6 any Pay As You Earn or National Insurance Liability arising from the payment, provision or writing off of any bonuses or lifestyle expenses made by the Vendor or any Associated Company of the Vendor during the period from 25 October 2000 to 30 September 2001.

2. **Limitation of Vendor's Liability**

The covenant given in paragraph 1 above shall not cover any Liability for Taxation:-

2.1 to the extent that a provision or reserve in respect thereof was made in the accounts of the Company for the years ended 30 September 2000 or 30 September 2001;

2.2 to the extent that such Liability for Taxation arises from any act or transaction of the Company in the ordinary course of its trading since 30 October 2000;

2.3 to the extent that such Liability for Taxation arises or is increased as a result only of any change in law announced and coming into force after the date of this Agreement;

2.4 to the extent recovery (less costs and expenses) has been made by the Purchaser under this Agreement in respect of the same subject matter;

2.5 to the extent that such Liability for Taxation would not have arisen but for a voluntary act or transaction carried out by the Purchaser or the Company after the date hereof otherwise than in the ordinary course of business or otherwise than pursuant to a legally binding obligation created on or before the date hereof, where in either such case such act or transaction was carried out without the consent of the Vendor and where the Purchaser or the Company knew that such act or transaction would give rise to such Liability for Taxation;

2.6 except in the case of fraudulent or negligent conduct unless written notice of such Liability for Taxation or any Tax Claim which may give rise to such Liability for Taxation specifying in reasonable detail the circumstances giving or which may give rise to such Liability for Taxation and the amount thereof has been served on the Vendor on or prior to the seventh anniversary of Completion;

2.7 in respect of stamp duty or stamp duty reserve tax payable on the transfer or agreement to transfer the Shares pursuant to the Agreement; or

and for the purposes of this paragraph 2 only 'Liability for Taxation' shall be deemed to include a liability or loss falling within paragraph 1.2, 1.3 or 1.4 above.

3. **Payment Date and Interest**

3.1 Where the Vendor is liable to make any payment under paragraph 1. the due date for the making of that payment ("the Due Date") shall be the later of the date falling seven days after the Purchaser has served a notice on the Vendor demanding that payment and:-

(a) in a case that involves an actual payment of Taxation by the Company, the date on which the Taxation in question would have had to have been paid to the relevant Taxation Authority in order to prevent a liability to interest or a fine, surcharge or penalty from arising in respect of the Liability for Taxation in question; or

(b) in any case that involves a Liability for Taxation falling within paragraph (a) of the definition of Liability for Taxation the last date upon which the Taxation is or would have been required to be paid to the relevant Taxation Authority in respect of the period in which the Loss of the Relief occurs (assuming for this purpose that the Company had sufficient profits or was otherwise in a position to use the Relief); or

(c) in any case that involves a Liability for Taxation falling within paragraph (b) of the definition of Liability for Taxation the date upon which the repayment was due from the relevant Taxation Authority; or

(d) in any case that involves a Liability for Taxation falling within paragraph (c) of the definition of Liability for Taxation the date upon which the Taxation saved by the Company is or would have been required to be paid to the relevant Taxation Authority.

3.2 Any dispute as to the amount specified in any notice served on the Vendor under paragraph 3.1(b), 3.2(c) or 3.3(d) shall be determined by the auditors of the Company for the time being, acting as experts and not as arbitrators (the costs of that determination being shared equally by the Vendor and the Purchaser).

3.3 If any sums required to be made by the Vendor under this Deed are not paid on the Due Date, then, except to the extent that the Vendor's liability under paragraph 1 compensates the Purchaser for the late payment by virtue of it

extending to interest and penalties, such sums shall bear interest (which shall accrue from day to day after as well as before any judgment for the same) at the rate of 2 per cent per annum over the base rate from time to time of Barclays Bank Plc or (in the absence thereof) at such similar rate as the Purchaser shall select from the day following the Due Date up to and including the day of actual payment of such sums such interest to be compounded quarterly.

4. **Taxation of Payments**

4.1 Any sum payable by the Vendor to the Purchaser under this Agreement shall be paid free and clear of any deduction or withholding whatsoever, save only as may be required by law.

4.2 If any deduction or withholding is required by law to be made from any payment by the Vendor under this Agreement (other than a payment made pursuant to paragraph 3.3) or if (ignoring any Relief) the Purchaser is subject to Taxation in respect of such payment the Vendor shall increase the amount of the payment by such additional amount as is necessary to ensure that the net amount received and retained by the Purchaser (after taking account of all deductions or withholdings or Taxation) is equal to the amount which it would have received and retained had the payment in question not been subject to any deductions or withholdings or Taxation. If the Purchaser obtains a tax credit for the deduction or withholding made by the Vendor, the Purchaser shall reimburse the Vendor such amount as they have received in credit or relief insofar as doing so will not prejudice the credit or relief obtained.

5. **Conduct of Claims**

The Purchaser agrees that it shall and procure that the Company shall:-

5.1 notify the Vendor of any Tax Claim or potential Tax Claim within 10 days of becoming aware of such Tax Claim provided that the giving of such notice shall not be a condition precedent to the liability of the Vendor under paragraph 1;

5.2 keep the Vendor informed about the progress of the Tax Claim; and

5.3 not serve any statement of case, settle or compromise any liability or claim, make any admission of liability, make any agreement, withdraw, discontinue,

fail to defend or take or fail to take any significant step, in relation to any Tax Claim without the prior written consent of the Vendor, such consent not to be unreasonably withheld or delayed or made subject to any condition; and

5.4 subject to the Vendor indemnifying and securing the Purchaser and the Company against all reasonable costs and expenses properly incurred as a result of such action (subject to the provisions of clause 7.1), either:-

(a) take such action as the Vendor may reasonably request (including the institution of proceedings and the instruction of professional advisors) to avoid, dispute, resist, compromise, settle, defend or appeal any Tax Claim in accordance with the reasonable instructions of the Vendor; or

(b) allow the Vendor to take the sole conduct of the claim and to give or cause to be given to the Vendor all such assistance as the Vendor shall reasonably request (except in the case of a Tax Claim where any Taxation Authority alleges dishonest or fraudulent conduct within the Taxes Management Act 1970 section 36 on the part of the Vendor or the Company).

5.5 The Vendor will not without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed) take any action in relation to any dispute conducted by the Vendor or at the Vendor's request, including but not limited to:

(a) the transmission of any communication (whether written or otherwise) to any Taxation Authority

(b) the appointment of solicitors or other professional advisers in relation to the dispute;

(c) the settlement or compromise of the relevant Tax Claim; and

(d) the agreement of any matter which is likely to affect the amount of the relevant Tax Claim or any future Liability to Taxation

5.6 The Purchaser may withhold its consent to the taking of any action mentioned in paragraph 5.5 which it reasonably considers to be materially prejudicial to the business or Taxation affairs of the Company, the Purchaser or any other member of the same group of companies as the Purchaser.

5.7 The Vendor will as soon as is reasonably practicable fully inform the Purchaser of all matters relating to any dispute conducted by or at the request of the Vendor of which the Vendor is aware and will provide the Purchaser with copies of all correspondence and other documents relating thereto which are in the Vendor's possession.

5.8 Without prejudice to the liability of the Vendor under this third schedule:

(a) the Purchaser will not be obliged to procure that the Company appeals against any assessment to or demand for Taxation unless within 30 Business Days of the Purchaser giving notice thereof to the Vendor in accordance with paragraph 5.1, the Vendor has given notice to the Purchaser to do so;

(b) the Purchaser will not be obliged to prevent the Company from making a payment of Taxation at the time necessary to avoid incurring any fine, penalty, surcharge, interest or other imposition in respect of any unpaid Taxation; and

(c) if the Vendor fails promptly (and in any event within 20 Business Days of the Purchaser giving notice requiring the Vendor to do so) to inform the Purchaser of any action which the Vendor wishes the Purchaser to procure the Company to take under paragraph 5.4, the Purchaser will be entitled to procure that the Company settles or compromises any Tax Claim on such terms as it determines in its absolute discretion.

EXECUTED as a Deed by
WEMBLEY EVENT MANAGEMENT
SERVICES LIMITED
acting by:-))))

Director **Signed by: MARK ELLIOTT**

~~Director/~~Secretary **Signed by: DIANA BROMLEY**

EXECUTED as a Deed by
GUNROOM HOLDINGS LIMITED
acting by:-)))

Director **Signed by: DAVID WATT**

Director/~~Secretary~~ **Signed by: PETER KILVINGTON**

Exhibit II-2-z

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional financial adviser authorised under the Financial Services and Markets Act 2000, immediately.

If you have sold or transferred all of your shares in Perry Barr Greyhound Racing Club Limited, please forward this document and the accompanying Form of Acceptance at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The information contained in this document must be treated as strictly confidential and disclosure may not be made to any other person without the prior written consent of Perry Barr Greyhound Racing Club Limited and GRA Limited, save as required by law or any other relevant regulatory authority. Nor may such information be used for any purpose other than appraisal of the Offer. Nevertheless, Perry Barr Shareholders may disclose such information to such of their professional advisers as are directly concerned with the evaluation by Perry Barr Shareholders of the Offer and whose knowledge of such information is necessary for such purpose.

RECOMMENDED CASH OFFER

-by-

GRA LIMITED

to acquire the entire issued share capital of

PERRY BARR GREYHOUND RACING CLUB LIMITED

This document constitutes an exempt financial promotion for the purposes of Section 21 of the Financial Services and Markets Act 2000 pursuant to Articles 63 and 64 of the Financial Services and Markets Act 2000 (Financial Promotion Order 2001).

The procedure for acceptance of the Offer is set out on page 3 of this document and in the Form of Acceptance. Acceptances should be received as soon as possible, and in any event by not later than 3 p.m. on 27 May 2003.

CONTENTS

DEFINITIONS

The following definitions apply throughout this document and the accompanying Form of Acceptance, unless the context requires otherwise:

"Act"	Companies Act 1985, as amended
"Completion"	completion of the acquisition of Perry Barr by GRA being the date upon which the Offer is declared unconditional in all respects and anticipated to be 27 May 2003
"Directors" or "Board"	the directors of Perry Barr
"*Form of Acceptance*"	*the form of acceptance, authority and election relating to* the Offer accompanying this document
"GRA" or "the Offeror"	GRA Limited (registered in England and Wales company number 01067271)
"Offer"	the offer contained in this document by GRA to acquire the Perry Barr Shares
"Perry Barr" or the "Company"	Perry Barr Greyhound Racing Club Limited (registered in England and Wales company number 1841008)
"Perry Barr Shares" or "Shares"	the existing issued and fully paid ordinary shares of £1 each in the capital of Perry Barr to include any such ordinary shares issued prior to the date upon which the Offer is closed
"Perry Barr Shareholders" or "Shareholders"	holders of Perry Barr Shares
"Property"	the Company's leasehold premises at Perry Barr Stadium, Aldridge Road, Perry Barr, Birmingham B42 2ET

PERRY BARR GREYHOUND RACING CLUB LIMITED

(Registered in England and Wales with no: 1841008)

Directors:
George Maurice Buckland (Chairman)
Charles James Williams
Ronald Roy Williams

Registered Office:
Perry Barr Stadium
Aldridge Road
Perry Barr
Birmingham
B42 2ET

3 May 2003

To Perry Barr Shareholders

Dear Shareholder,

RECOMMENDED CASH OFFER FOR PERRY BARR

1. Introduction

I am writing on behalf of your Board to inform you that agreement has been reached on the terms of a recommended cash offer to be made by GRA to acquire the whole of the issued share capital of Perry Barr for £4.2031 in cash for each Perry Barr Share. The Offer values the whole of the existing issued share capital of Perry Barr at approximately £4.2 million.

The purposes of this letter are to explain the background to the Offer, and the reasons why the Directors unanimously recommend that Perry Barr Shareholders should accept the Offer and to set out the formal terms of the Offer.

2. Background to the Offer

Your board believes that the future prospects of Perry Barr will be greatly enhanced by being part of a strong and successful commercial group.

3. Terms of the Offer

GRA hereby offers to acquire, on the terms and subject to the conditions set out or referred to in this document and the Form of Acceptance, all of the Perry Barr Shares on the following basis:

For each Perry Barr Share 420.31p in cash

The Perry Barr Shares will be acquired free from all liens, charges and encumbrances and together with all rights now or hereafter attaching to them including the right to receive all dividends and other distributions declared, paid or made hereafter.

The Offer is subject to the further terms and conditions set out in Appendix I of this document and in the Form of Acceptance.

Acceptances should be received as soon as possible and in any event by no later than 27 May 2003.

4. **Information on GRA**

GRA was incorporated in England and Wales on 22 August 1972. As at the date of this document, GRA's principal activity is the promotion of greyhound racing and other leisure and hospitality facilities.

5. ***Irrevocable undertakings***

GRA has received irrevocable undertakings to accept the Offer from all the Directors in respect of their beneficial holdings of Perry Barr Shares and their immediate families. These irrevocable undertakings amount in aggregate to 915,164 Perry Barr Shares, representing approximately 91.6 per cent of the issued share capital of Perry Barr. These irrevocable undertakings will remain binding in the event of a higher offer being made for Perry Barr, but cease to be binding in the event that the Offer lapses or is withdrawn.

6. **Financing of the Offer**

It is estimated that full acceptance of the Offer will require the payment by GRA of approximately £4.2 million. This sum will be financed from existing banking facilities of GRA's parent company, Wembley plc, and provided to GRA via an inter-company loan.

7. **Procedure for acceptance**

7.1 Acceptance of the Offer

To accept the Offer, you must complete Boxes 1 and 3 and sign Box 2 of the enclosed Form of Acceptance in accordance with the instructions contained therein.

7.2 Return of Forms of Acceptance

The Form of Acceptance, duly completed and signed, should then be delivered to Miss D. C. Bromley, Secretary, Wembley plc, Elvin House, Stadium Way, Wembley, Middlesex HA9 0DW together with the relevant share certificate(s) or, if relevant, the attached indemnity in respect thereof as soon as possible, but in any event so as not to arrive later than 3 p.m. on 27 May 2003.

7.3 Share certificates

You should complete and return the enclosed Form of Acceptance, together with the share certificate(s) (or the relevant indemnity), as soon as possible to Miss D. C. Bromley at the above address.

7.4 Compulsory purchase

As Perry Barr Shareholders have already given undertakings to accept the Offer in respect of more than 90 per cent. of the Perry Barr Shares, GRA intends to exercise the right under section 428 of the Companies Act 1985 to compulsorily purchase the outstanding Perry Barr Shares.

GRA reserves the right to treat acceptances of the Offer as valid although not completed in all respects or not accompanied by the relevant share certificate(s) (or the attached indemnity). In such cases, the consideration due will not be paid over until such share certificate(s) (or satisfactory indemnities in lieu thereof) are received.

8. **Completion and settlement of consideration**

Subject to the Offer becoming unconditional in all respects, it is anticipated that Completion will take place on 27 May 2003. Cheques for the consideration will be despatched to accepting Perry Barr Shareholders by first class post (at their risk) as soon as practicable after the date of Completion but in any event within fifteen business days thereafter.

9. **Taxation**

9.1 *UK taxation of capital gains*

Liability to UK taxation in respect of capital gains will depend on the individual circumstances of each Perry Barr Shareholder.

The receipt of the cash consideration will constitute a disposal or part disposal of his/her Perry Barr Shares for the purpose of UK taxation of capital gains. Such disposal may, depending on the taxation circumstances of the Perry Barr Shareholder, give rise to a liability to UK taxation.

9.2 Stamp duty and stamp duty reserve tax

No stamp duty or stamp duty reserve tax will be payable by Perry Barr Shareholders as a result of accepting the Offer.

The above is a summary only of expected UK tax treatment. Any Perry Barr Shareholder who is in any doubt as to his/her own tax position, or who may be subject to tax in any jurisdiction other than the UK, should consult his/her independent professional adviser immediately.

10. **Further Information**

Your attention is drawn to the Appendices to this document which contain further information in relation to the Offer and GRA.

11. **Recommendation**

The Directors of Perry Barr, who have been so advised by Oasis Europe Limited (a copy of their letter of advice to the Directors being attached at Appendix V), consider the terms of the Offer to be fair and reasonable and in the best interests of Perry Barr Shareholders as a whole. In providing advice to the Directors of Perry Barr, Oasis Europe Limited has taken into account the commercial assessments of the Directors of Perry Barr.

Accordingly, the Directors of Perry Barr unanimously recommend Perry Barr Shareholders to accept the Offer as they and their connected parties have irrevocably undertaken to do in respect of their holdings of 915,164 Perry Barr Shares, representing approximately 91.6 per cent. of the issued ordinary share capital of the Company.

Yours faithfully,

George Maurice Buckland
Chairman

APPENDIX I

CONDITIONS AND FURTHER TERMS OF THE OFFER

PART A - CONDITIONS OF THE OFFER

1. The offer is subject to the following conditions:

1.1 valid acceptances being received on or before 3 p.m. on 27 May 2003 (or such later time and/or date as GRA may decide) in respect of not less than 90 per cent. of the issued Perry Barr Shares to which the Offer relates (or such lesser percentage as GRA may decide) of the Perry Barr Shares provided that this condition will not be satisfied unless GRA shall have acquired or agreed to acquire (whether under the Offer or otherwise) shares carrying more than 50 per cent of the voting rights then exercisable at general meetings of the Company;

1.2 no government or governmental, quasi-governmental supranational, statutory or regulatory body, or court in any jurisdiction, having instituted, implemented or threatened any action, proceeding, suit, investigation or enquiry, or (after the date of the Offer is made) enacted, made or proposed any statute, regulation or order, or taken any other step which would or would be likely to:

1.2.1 make the Offer or the acquisition of any shares in, or control of, the Company by GRA illegal, void or unenforceable under the laws of any jurisdiction or otherwise retrain, restrict, prohibit delay, interfere with or challenge any such acquisition or impose material, additional conditions or obligations with respect thereto, or otherwise challenge or interfere to a material extent therewith;

1.2.2 result in a material delay in the ability of GRA, or render GRA unable, to acquire some or all of the Shares;

1.2.3 impose any material limitation on the ability of GRA or the Company to exercise management control over its business;

1.3 letters of resignation in the agreed form being received from George Maurice Buckland and Ronald Roy Williams as Directors and Charles James Williams as Director and secretary of the Company and Whalley & Co. as the auditors of the Company;

1.4 there being no issue or allotment of shares or other securities or any option to purchase shares or other securities in Perry Barr since the date of this document;

1.5 there having been no litigation, arbitration, prosecution or other legal proceedings constituted against the Company since 30 September 2002;

1.6 since 30 September 2002 the Company not having:

1.6.1 recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus or other distribution;

1.6.2 authorised or proposed any merger or acquisition or disposal or transfer of material assets or shares or any change in its share or loan capital;

1.6.3 issued or authorised or proposed the issue of any debentures or incurred or increased any indebtedness or contingent liability;

1.6.4 entered into or varied or proposed to enter into or vary any contract, reconstruction, amalgamation, arrangement or other transaction which is of a long term or unusual or onerous nature;

1.6.5 entered into, or varied the terms of, any contract or agreement with any of the directors or senior executives of the Company;

1.6.6 taken or proposed any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues;

1.6.7 made any amendment to its memorandum or articles of association;

1.6.8 been unable or admitted that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

1.7 *the Offeror not having discovered that:*

1.7.1 any business, financial, taxation or other information concerning the Company disclosed, publicly or otherwise to the Offeror prior to 2 May 2003 either contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading;

1.7.2 the Company is subject to any liability, actual or contingent, which is not disclosed in the annual report and accounts of the Company or its former subsidiaries for the financial year ended 30 September 2002 or in this document or disclosed in writing to the Offeror or its advisers by the Company or its advisers, prior to 2 May 2003; and

1.8 there having been no material adverse change in the business, assets, liabilities or financial position of Perry Barr since 30 September 2002 and in particular (but without limitation) there being or having occurred no disposal, alienation or encumbrance in relation to the leasehold interest which Perry Barr has in the Property as at the date of this document.

The Offer will lapse unless the conditions set out in paragraphs 1.1 to 1.8 above are fulfilled or (if capable of being waived) waived by GRA to the extent not already satisfied on or before 3.00 pm on 27 May 2003.

Subject to fulfilment or (as the case may be) waiver of the conditions set out above on or before the later of 27 May 2003 and the date when the Offer becomes or is declared unconditional as to acceptances, GRA agrees and undertakes to complete the purchase of the Perry Barr Shares in accordance with the terms of the Offer as set out in this document.

PART B - FURTHER TERMS OF THE OFFER

The following further terms apply to each of the Offer. Except where the context requires otherwise, any reference in this Appendix I and in the Form of Acceptance:

- to "acceptances of the Offer" shall include deemed acceptances of the Offer;
- to "the Offer becoming unconditional" shall include the Offer becoming or being declared unconditional;
- to "acceptance condition" shall mean the condition as to acceptances set out in paragraph (a) of Part A of this Appendix I; and
- to "Offer document" shall mean this document.

1. **Acceptance period**

The Offer will be open for acceptance until 3 p.m. on 27 May 2003 and will not be capable of acceptance after that time.

2. **General**

2.1 The Offer will lapse unless all its conditions have been fulfilled or (if capable of waiver) waived by 3 p.m. on 27 May 2003. In such a case, the Offer shall cease to be capable of acceptance and Perry Barr Shareholders shall thereupon cease to be bound by prior acceptances.

2.2 The instructions, provisions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document will, unless the context otherwise requires, have the same meanings when used in the Form of Acceptance.

2.3 Any omission or failure to despatch this document or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer are made, shall not invalidate the Offer in any way.

2.4 All powers of attorney, appointment of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Perry Barr Shareholder concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971.

2.5 No acknowledgement of receipt of any Form of Acceptance or share certificate(s) will be given by or on behalf of GRA.

2.6 If the Offer does not become unconditional in all respects, Forms of Acceptance and share certificate(s) will be returned to Perry Barr Shareholders as soon as practicable following the Offer lapsing, by post at the risk of the person entitled thereto.

2.7 Settlement of the consideration to which any Perry Barr Shareholder is entitled under the Offer shall be made in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which GRA may otherwise be, or claim to be, entitled as against such Perry Barr Shareholder.

2.8 GRA reserves the right to treat acceptances of the Offer as valid if received by it or on its behalf otherwise than as set out herein or in the Form of Acceptance.

2.9 The Offer and all acceptances in respect thereof shall be governed by and construed in accordance with English law.

3. **OVERSEAS SHAREHOLDERS**

3.1 The making of the Offer in, or to certain persons who are citizens, residents or nationals of, jurisdictions outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Perry Barr Shareholders who are citizens, residents or nationals of jurisdictions outside the United Kingdom should inform themselves about and observe any applicable legal requirements. It is the responsibility of any Perry Barr Shareholder outside the United Kingdom wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction or territory in connection therewith including the obtaining of any governmental or other consents which may be required or the compliance with other necessary formalities. Any such Perry Barr Shareholder will also be responsible for any payment of any issue, transfer or other taxes or other requisite payments due in such jurisdiction by whomsoever payable and GRA shall be entitled to be fully indemnified and held harmless by such Perry Barr Shareholder for any such issue, transfer or other taxes as such person may be required to pay.

3.2 Notwithstanding the foregoing provisions of this paragraph 3, GRA reserves the right, in its sole discretion, to treat as valid any acceptance received from a Perry Barr Shareholder with a registered address, or who is a citizen, resident or national of a jurisdiction, outside the United Kingdom, on the basis that if such acceptance is treated as valid, then such person shall, in the absolute discretion of GRA, be deemed to have given an authority to GRA and/or its agents to treat the acceptance as an election for cash under the terms of the Offer. The remittance for cash consideration due will be sent to such address in the United Kingdom (or other territory) as the relevant Perry Barr Shareholder shall nominate for such purposes, subject to such Perry Barr Shareholder satisfying GRA or its agents that it is lawful to do so without satisfaction of any registration, clearance or similar requirements in respect of or in relation to the Offer.

3.3 The provisions of this paragraph 3 and/or any other terms of the Offer relating to overseas shareholders may be waived, varied or modified as regards specific Perry Barr Shareholder(s) or on a general basis by GRA in its absolute discretion.

3.4 The provisions of this paragraph 3 supersede and will apply in lieu of any terms of the Offer contained in this document inconsistent herewith. References in this paragraph 3 to a Perry Barr Shareholder shall include references to the person or persons executing any Form of Acceptance, the provisions of this paragraph 3 shall apply to them jointly and to each of them.

3.5 **Compulsory acquisition**

If sufficient acceptances are received, GRA intends to apply the provisions of sections 428 to 430F of the Companies Act 1985 to acquire compulsorily any outstanding Perry Barr Shares.

PART C - FORMS OF ACCEPTANCE

1. Each Perry Barr Shareholder by whom, or on whose behalf, a form of acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with GRA (so as to bind him, his personal representatives, heirs, successors and assigns) to the following effect:

1.1 that the execution of a Form of Acceptance shall constitute an acceptance of the Offer in respect of the number of Perry Barr Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance; and

1.2 that the Perry Barr Shares in respect of which the Offer is accepted or deemed to be accepted are sold free from all liens, charges and equitable interests and encumbrances and together with all rights now and hereafter attaching thereto, including the right to all dividends and other distributions declared, made or paid hereafter;

1.3 that the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms, the irrevocable appointment of any director of GRA as such Perry Barr Shareholder's attorney, and an irrevocable instruction to the attorney to:-

1.3.1 complete and execute all or any form(s) of transfer and/or other document(s) whatsoever at the attorney's discretion in relation to the Perry Barr Shares referred to in paragraph 1.2 of this Part C (the "Acceptance Shares") in favour of GRA and to deliver such form(s) of transfer and/or other document(s) at the attorney's discretion together with the share certificate(s) or an indemnity in respect thereof relating to such Acceptance Shares for registration within one month of the Offer becoming unconditional in all respects;

1.3.2 approve, sign, execute and deliver any document or agreement required to terminate any agreement (including, in particular, any shareholder and/or subscription agreement) with Perry Barr to which the Perry Barr Shareholder is a party (and to irrevocably waive any rights, accrued or accruing, in respect thereof);

1.3.3 do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer and to vest in GRA the Acceptance Shares;

1.3.4 that the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms, an irrevocable authority and request to GRA or its agents, to procure the registration of the transfer of the Acceptance Shares and the delivery of the share certificate(s) in respect thereof to GRA;

1.3.5 that, subject to and upon Completion:

1.3.6 GRA shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Perry Barr) attaching to any Acceptance Shares;

1.3.7 Perry Barr shall be authorised by the holder of Acceptance Shares to send any notice or other document which may be required to be sent to him as a Perry Barr Shareholder to GRA at its registered office; and

1.3.8 GRA shall be authorised by such holder to sign any consent to short notice of general meetings on his behalf and/or to execute a form of proxy in respect of such Acceptance Shares appointing any person determined by GRA to attend general meetings of Perry Barr or its members or any of them (and any adjournment thereof) and to exercise the votes attaching to such Acceptance Shares on his behalf and will also (subject as aforesaid) constitute the agreement of such Perry Barr Shareholder not to exercise any of such rights without the consent of GRA and the irrevocable undertaking of such Perry Barr Shareholder not to exercise any such voting rights and not to appoint a proxy for or to attend general meetings;

1.4 that the execution of the Form of Acceptance constitutes his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of England;

1.5 that, subject to the Offer becoming unconditional in all respects, he shall (promptly following a request by or on behalf of GRA) do all such acts and things as shall be necessary or expedient to vest in GRA the Acceptance Shares;

1.6 that he agrees to ratify each and every act or thing which may be done or effected by GRA or Perry Barr or their respective directors or agents, as the case may be, in the proper exercise of any of his or its powers and/or authorities hereunder;

1.7 that, if any provisions of this Part C shall be unenforceable or invalid or shall not operate so as to afford GRA the benefit of the authority expressed to be given therein, he will with all practicable speed do all such acts and things and execute all such documents that may be required by GRA to enable GRA to secure the full benefit of this Part C;

1.8 that the terms of this Part C shall be incorporated into and form part of the Form of Acceptance, which shall be read and construed accordingly.

References in this Part C to a Perry Barr Shareholder shall include references to the person or persons executing Form(s) of Acceptance.

APPENDIX II

ADDITIONAL INFORMATION

1. Incorporation and share capital

1.1 The Company was incorporated on 15 August 1984 and has an authorised share capital of £1,000,000 divided into 1,000,000 ordinary shares of £1 each and an issued share capital of £999,264 divided into 999,264 ordinary shares of £1 each.

2. Responsibility for information in this document

2.1 The directors of GRA, whose names are set out in paragraph 2.3 below, accept responsibility for the information contained in this document, other than that relating to the Company, the Directors and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of GRA (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.2 The Directors, whose names are set out in paragraph 2.4 below, accept responsibility for the information contained in this document relating to the Company, the Directors and members of their immediate families, related trusts and persons connected with them including the recommendation of the Offer by the Directors and associated opinions. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.3 The registered address of GRA is Elvin House, Stadium Way, Wembley, Middlesex HA9 0DW.

The directors of GRA are:

Jarvis Joseph Astaire
Mark Jonathan Elliott
Clive Frank Feltham
Brian Nigel Potter
Michael John Raper
Michael Francis Stapley

2.4 The registered office of the Company, which is also the business address of the Directors, is Perry Barr Stadium, Aldridge Road, Perry Barr, Birmingham B42 2ET.

The Directors of the Company are:
George Maurice Buckland
Charles James Williams
Ronald Roy Williams

3. Disclosure of interests and dealings in shares

In this document "disclosure period" means the period commencing on 3 May 2002 (being the date 12 months prior to the date of this document) and ending on 2 May 2003 (being the latest practicable date prior to the posting of this document).

3.1 Shareholdings and dealings in Perry Barr Shares

3.1.1 As at the close of business on 2 May 2003 (being the latest practicable date prior to the posting of this document) GRA held no Perry Barr Shares.

3.1.2 As at the close of business on 2 May 2003 (being the latest practicable date prior to the posting of this document) GRA and connected persons (within the meaning of section 346 of the Companies Act 1985) has no beneficial interests in Perry Barr Shares.

3.1.3 During the disclosure period, neither GRA nor persons deemed to be acting in concert with GRA dealt for value in Perry Barr Shares.

3.1.4 During the disclosure period no person dealt for value in shares of GRA.

3.1.5 During the disclosure period neither the Directors nor their immediate families have dealt for value in Perry Barr Shares.

3.1.6 During the disclosure period the directors of GRA and their immediate families did not deal for value in Perry Barr Shares.

3.1.7 As at the close of business on 2 May 2003 neither GRA nor any person acting on behalf of GRA held any shares in Perry Barr and had no beneficial interests in Perry Barr Shares.

4. **Irrevocable Undertakings**

4.1 Irrevocable undertakings to accept the Offer have been received as follows:

Name	**Number of Perry Barr Shares irrevocably committed**	**Percentage of issued Perry Barr Shares**
George Maurice Buckland	427,840	42.8
Charles James Williams	298,983	29.9
Ronald Roy Williams	81,967	8.2
Maxine Elizabeth Buckland	42,000	4.2
Mary Buckland	250	0.025
Stephen Anthony Williams	10,937	1.09
Stuart Maurice Buckland	42,250	4.23
Susan Ada Roberts	10,937	1.09
Total	915,164	91.6

4.2 All of the irrevocable undertakings will continue to be binding in the event that a higher offer is made for Perry Barr but will cease to be binding in the event that the Offer lapses or is withdrawn.

5. **Directors' Interests**

5.1 The interests of the Directors and their immediate families and connected persons (within the meaning of section 346 of the Companies Act 1985) all of which (except as noted below) are beneficial in Perry Barr Shares (as shown in the register required to be kept under section 325 of the Companies Act 1985 or which have been notified to Perry Barr pursuant to sections 324 or 328 of the Companies Act 1985) as at 2 May 2003 were as follows:

Director	Perry Barr Shares
George Maurice Buckland	427,840
Charles James Williams	298,983
Ronald Roy Williams	81,967
Mary Buckland	250*
Maxine Elizabeth Buckland	42,000*
Stuart Maurice Buckland	42,250*
Susan Ada Roberts	10,937**
Stephen Anthony Williams	10,937**

Note: * *Mary Buckland is the wife of George Maurice Buckland. Maxine Elizabeth Buckland and Stuart Maurice Buckland are his children.*

** *Susan Ada Roberts and Stephen Anthony Williams are the children of Ronald Roy Williams.*

5.2 There are no outstanding options over Perry Barr Shares.

5.3 None of the Directors nor any members of their immediate families or any persons connected with them within the meaning of Section 346 of the Act owns or controls or is interested in the issued share capital of GRA as of the date of this document

5.4 None of the Directors have service agreements with the Company. There is no remuneration nor benefits.

6. Financing arrangements

GRA will finance the acquisition from existing banking facilities of its parent company, Wembley plc, and provide it to GRA via an inter-company loan.

7. Material contracts

7.1 The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by Perry Barr during the two years immediately proceeding the date of this document are or maybe material:

7.1.1 an agreement dated 4 March 2003 between Fulford Associates Limited (1) and the Company (2) pursuant to which the business of restaurant and bar sales carried on by Fulford Associates Limited at the Property was hived up to the Company as a going concern. The consideration was £100.

7.1.2 an agreement dated 4 March 2003 between (1) Fulford Enterprises Limited and (2) the Company pursuant to which the business of greyhound racing and associated operations (excluding restaurant and bar sales) carried on by Fulford Enterprises Limited at the Property was hived up to the Company as a going concern. The consideration was £100.

7.1.3 a deed of variation dated 27 January 2003 made between Birmingham City Council (1) and the Company (2) which varied the lease of the stadium included in the Property, the most significant variation being the rent review provisions in that lease.

7.1.4 a deed of variation release and assignment dated 27 January 2003 made between Birmingham City Council (1) and the Company (2) and Maurice Buckland and Charles Williams (3) relating to the lease of the car park forming part of the Property which varied that lease and released Messrs Buckland and Williams as guarantors of the tenants obligations in that lease.

7.2 The following contract (not being a contract entered into in the ordinary course of business) has been entered into by GRA within the two years immediately preceding the date of this document and is or may be material:

7.2.1 an agreement dated 2 May 2003 made between George Maurice Buckland (1) Ronald Roy Williams (2) Charles James Williams (3) (the "Warrantors") and GRA (4) pursuant to which the Warrantors covenanted not to make material changes to the Company's financial position/assets and liabilities prior to Completion. The agreement also contains warranties and indemnities in favour of GRA on the financial, legal, accounting and tax position of the Company and also contains a tax covenant.

8. **General**

8.1 The acquisition of the Perry Barr Shares is not conditional upon recipients of the Offer approving, or consenting, any payment or other benefit being made or given to any Director or former director of the Company in connection with, or as compensation for, his ceasing to be a director, his ceasing to hold any office held in conjunction with any directorship; in the case of a former director, his ceasing to hold any office which he held in conjunction with this former directorship and which he continued to hold after ceasing to be a director and no such payment or other benefit is proposed in connection with the Offer.

8.2 The Directors are not aware of any material change in the financial position or prospects of the Company since 30 September 2002, the date to which the last audited financial statements were made up.

8.3 The Directors of GRA are not aware of any material change in the financial position or profits of the Company since 30 September 2002, the date to which the last audited financial statements are made up.

8.4 No agreement or arrangement exists between GRA and any person with whom GRA has an agreement of the kind described in section 204 Companies Act 1985 or article 212 of the Companies (Northern Ireland) Order 1986 and any director or shareholder of the Company at anytime during the period of twelve months immediately preceding the date of the offer, being any agreement which is connected with or dependent on the Offer.

8.5 There is no agreement or arrangement for the transfer by GRA to any person of any Perry Barr Shares acquired by GRA in pursuance of the Offer, save that GRA reserves the right to transfer any such Perry Barr Shares to any other member of its group for the time being.

9. **Documents available for inspection**

Copies of the following documents may be inspected at the offices of Lawrence Graham, 190 Strand, London WC2R 1JN during usual business hours on any weekday (Saturdays and public holidays excepted) until 2003.

9.1 the Memorandum and Articles of Association of Perry Barr;

9.2 the Memorandum and Articles of Association of GRA;

9.3 the service agreements of directors of GRA;

9.4 the irrevocable undertakings referred to in paragraph 4;

9.5 the material contracts referred to in paragraph 7 above;

9.6 the letter of advice from Oasis Europe Limited to the Directors dated 3 May 2003;

9.7 audited accounts of the Company for the financial years ended 30 September 2001 and 30 September 2002;

9.8 audited accounts of GRA for the financial years ended 31 December 2000 and 31 December 2001.

APPENDIX III

FINANCIAL INFORMATION ON THE COMPANY

The financial information contained in this Appendix III does not constitute statutory accounts within the meaning of section 240 of the Act and has been extracted without material adjustment from the audited accounts of the Company for the year ended 30 September 2002.

REPORT OF THE DIRECTORS AND FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 SEPTEMBER 2002 FOR PERRY BARR GREYHOUND RACING CLUB LIMITED

PERRY BARR GREYHOUND RACING CLUB LIMITED

COMPANY INFORMATION for the year ended 30 September 2002

DIRECTORS:	G M Buckland, C J Williams, R R Williams, W H Breedon
SECRETARY:	C J Williams
REGISTERED OFFICE:	Perry Barr Stadium Aldridge Road Perry Barr Birmingham West Midlands B42 2ET
REGISTERED NUMBER:	01841008
AUDITORS:	Whalley & Co Chartered Accountants Chester Road, Castle Bromwich Birmingham B36 9DA

PERRY BARR GREYHOUND RACING CLUB LIMITED

REPORT OF THE DIRECTORS for the year ended 30 September 2002

The directors present their report with the financial statements of the company for the year ended 30 September 2002.

PRINCIPAL ACTIVITY

The principal activity of the company in the year under review was that of an holding and management company.

DIRECTORS

The directors during the year under review were:

G M Buckland C J Williams R R Williams W H Breedon

The beneficial interests of the directors holding office on 30 September 2002 in the issued share capital of the company were as follows:

	30 September 2002	1 October 2001
Ordinary £1 shares		
G M Buckland	428,090	428,090
C J Williams	298,983	80,891
R R Williams	81,967	81,967
W H Breedon	5,000	5,000

In accordance with the Articles of Association, W H Breedon and G M Buckland will retire at the forthcoming Annual General Meeting, and being eligible, will stand for re-election.

R R Williams and C J Williams have a controlling interest in R & C Williams Limited. During the previous year the company held 218,092 shares in Perry Barr Greyhound Racing Club Limited. These shares were transferred to C J Williams during the current year.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to select suitable accounting policies and then apply them consistently; make judgments and estimates that are reasonable and prudent; prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

PERRY BARR GREYHOUND RACING CLUB LIMITED

REPORT OF THE DIRECTORS for the year ended 30 September 2002 (continued)

STATEMENT OF DIRECTORS' RESPONSIBILITIES (continued)

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS

The auditors, Whalley & Co, will be proposed for re-appointment in accordance with Section 385 of the Companies Act 1985.

This report has been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to small companies.

ON BEHALF OF THE BOARD:

C J Williams - SECRETARY

Dated: 8 November 2002

PERRY BARR GREYHOUND RACING CLUB LIMITED

REPORT OF THE INDEPENDENT AUDITORS TO THE SHAREHOLDERS OF PERRY BARR GREYHOUND RACING CLUB LIMITED

We have audited the financial statements of Perry Barr Greyhound Racing Club Limited for the year ended 30 September 2002 on pages eighteen to twenty seven. These financial statements have been prepared in accordance with the Financial Reporting Standard for Smaller Entities (effective June 2002), under the historical cost convention and the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described on page fifteen the company's directors are responsible for the preparation of financial statements in accordance with applicable law and United Kingdom Accounting Standards.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed.

We read the Report of the Directors and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 30 September 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Whalley & Co Chartered Accountants
Chester Road, Castle Bromwich Birmingham, B36 9DA
Dated: 8 November 2002

PERRY BARR GREYHOUND RACING CLUB LIMITED

PROFIT AND LOSS ACCOUNT for the year ended 30 September 2002

	Note	2002 £	2001 £
TURNOVER		300,000	310,000
Administrative expenses		(207,275)	(179,298)
OPERATING PROFIT	2	92,725	130,702
Legal and professional fees regarding rent dispute	3	-	(57,119)
Contribution to council costs	3	-	(25,000)
Back dated rent increase	3	-	(96,207)
		92,725	(47,624)
Interest payable and similar charges		-	(2,150)
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAX		92,725	(49,774)
Tax on profit/(loss) on ordinary activities	4	(4,882)	(1,500)
PROFIT/(LOSS) FOR THE FINANCIAL YEAR AFTER TAX		87,843	(51,274)
Deficit brought forward:			
As previously reported		(730,976)	(681,202)
Prior year adjustments	5	(76,000)	(74,500)
Deficit brought forward as restated		(806,976)	(755,702)
DEFICIT CARRIED FORWARD		(719,133)	(806,976)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Note	2002 £	2001 £
Profit /(loss) for the financial year		87,843	(51,274)
Total recognised gains and losses relating to the year		87,843	(51,274)
Prior year adjustment	5	(76,000)	(74,500)
Total gains and losses recognised since last Annual Report		11,843	(125,774)

The notes form part of these financial statements.

PERRY BARR GREYHOUND RACING CLUB LIMITED

BALANCE SHEET 30 September 2002

	Note	2002 £	2001 £
FIXED ASSETS			
Tangible assets	6	1,647,327	1,590,357
Investments	7	200	200
		1,647,527	1,590,557
CURRENT ASSETS			
Debtors	8	40,919	23,084
Cash at bank and in hand		100	100
		41,019	23,184
CREDITORS: *amounts falling due within one year*	9	(127,091)	(114,530)
NET CURRENT LIABILITIES		(86,072)	(91,346)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,561,455	1,499,211
CREDITORS: amounts falling due after more than one year	10	(1,135,230)	(1,160,829)
PROVISIONS FOR LIABILITIES AND CHARGES	11	(74,000)	(76,000)
NET ASSETS		352,225	262,382
CAPITAL AND RESERVES			
Called up share capital	12	999,264	997,264
Revaluation reserve	13	72,094	72,094
Profit and loss account		(719,133)	(806,976)
SHAREHOLDERS' FUNDS		352,225	262,382

These financial statements have been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to small companies and with the Financial Reporting Standard for Smaller Entities (effective June 2002).

ON BEHALF OF THE BOARD:

G M Buckland - DIRECTOR

Approved by the Board on 8 November 2002

The notes form part of these financial statements

PERRY BARR GREYHOUND RACING CLUB LIMITED

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 September 2002

1. ACCOUNTING POLICIES

Accounting convention

The financial statements have been prepared under the historical cost convention and in accordance with the Financial Reporting Standard for Smaller Entities (effective June 2002).

Turnover

Turnover represents net invoiced sales of services, excluding value added tax.

Tangible fixed assets

Depreciation is provided at the following annual rates in order to write off each asset over its estimated useful life.

Leasehold property	- 2% on cost
New office	- 2% on cost
Kennel doors	- 2% on cost
Plant and machinery	- 8.33% on cost
Fixtures and fittings	- 15% on cost
Motor vehicles	- 25% on cost
Plant & equipment	- 2% on cost

The depreciation policy on leasehold property, new office, kennel doors and plant in buildings has changed from nil to 2% straight line in order to implement FRS 15 guidelines.

The lease is for a period of 99 years from 17th January 1986.

During the year to 30th September 1993 the directors carried out a reanalysis and revaluation of the improvements to the long lease and the plant in buildings, which resulted in a revaluation surplus of £72,094 which was transferred to reserves.

Deferred taxation

Provision is made at current rates for taxation deferred in respect of all material timing differences except to the extent that, in the opinion of the directors, there is reasonable probability that the liability will not arise in the foreseeable future.

2. OPERATING PROFIT

This is stated after charging:

	2002	2001
	£	£
Depreciation – owned assets	38,633	12,275
Auditors' remuneration	4,750	4,750
Directors' emoluments and other benefits etc.	-	-

3. EXCEPTIONAL ITEMS

Last year there were legal and professional fees with regard to the dispute with the landlord, together with agreed rent arrears. This has now been settled and there are no further charges.

PERRY BARR GREYHOUND RACING CLUB LIMITED

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 September 2002

4. TAXATION

	2002	2001
	£	£
Current tax:		
UK corporation tax	6,882	-
Deferred tax:		
Deferred taxation	(2,000)	1,500
Tax on profit/(loss) on ordinary activities	4,882	1,500

UK corporation tax has been charged at 20% (2001 – 20%).

5. PRIOR YEAR ADJUSTMENTS

The profits have been restated to show a provision for deferred tax in compliance with FRS 19.

6. TANGIBLE FIXED ASSETS

	Land and buildings	*Plant and machinery etc*	*Totals*
	£	£	£
Cost:			
At 1 October 2001	1,159,986	582,961	1,742.947
Additions	68,454	32,806	101,260
Disposals	-	(8,760)	(8,760)
At 30 September 2002	1,228,440	607,007	1,835,447
Depreciation:			
At 1 October 2001	-	152,590	152,590
Provided during the year	23,314	15,319	38,633
Disposals	-	(3,103)	(3,103)
At 30 September 2002	23,314	164,806	188,120
Net book value:			
At 30 September 2002	1,205,126	442,201	1,647,327
At 1 October 2001	1,159,986	430,371	1,590,357

PERRY BARR GREYHOUND RACING CLUB LIMITED

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 September 2002

7. FIXED ASSET INVESTMENTS

	£
Cost:	
At 1 October 2001 and 30 September 2002	200
Net book value:	
At 30 September 2002	200
At 30 September 2001	200

	2002	2001
	£	£
Unlisted investments	200	200

The company's investments at the balance sheet date in the share capital of unlisted companies include the following:

Perry Barr Amenities Ltd

Nature of business:	Greyhound racing venue
Class of shares:	% holding
Ordinary	100.00%

	2002	2001
	£	£
Aggregate capital and reserves	404,249	317,735
Profit for the year	86,514	97,108

Perry Barr Catering Ltd

Nature of business:	Catering and bar facilities
Class of shares:	% holding
Ordinary	100.00%

	2002	2001
	£	£
Aggregate capital and reserves	573,554	558,921
Profit for the year	14,633	18,105

The company is a parent company and chooses not to prepare group accounts on the basis that it is a small company heading a small group.

PERRY BARR GREYHOUND RACING CLUB LIMITED

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 September 2002

8. **DEBTORS:** amounts falling due within one year

	2002	2001
	£	£
Other debtors	19,007	-
Prepayments	21,912	23,084
	40,919	23,084

9. **CREDITORS:** amounts falling due within one year

	2002	2001
	£	£
Trade creditors	3,134	17,558
Other creditors	-	5,991
Related company balance	14,210	6,703
Rent arrears	33,757	33,757
Social security and other taxes	69,108	50,521
Taxation	6,882	-
	127,091	114,530

10. **CREDITORS:** amounts falling due after more than one year

	2002	2001
	£	£
Directors loan	120,865	162,516
Accrued loan interest	-	34,866
Related company balance	997,487	912,812
Rent arrears	16,878	50,635
	1,135,230	1,160,829

11. **PROVISIONS FOR LIABILITIES AND CHARGES**

	2002	2001
	£	£
Deferred taxation	74,000	76,000

	Deferred tax
	£
Balance at 1 October 2001	76,000
Adjustment re: timing difference	(2,000)
Balance at 30 September 2002	74,000

PERRY BARR GREYHOUND RACING CLUB LIMITED

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 September 2002

12. SHARE CAPITAL

Authorised:			2002	2001
Number:	Class:	Nominal value:	£	£
1,000,000	Ordinary	£1	1,000,000	1,000,000

Allotted, issued and fully paid:			2002	2001
Number:	Class:	Nominal value:	£	£
999,264	Ordinary	£1	999,264	997,264
(2001 – 997,264)				

13. REVALUATION RESERVE

	2002	2001
	£	£
Revaluation reserve	72,094	72,094

14. RELATED PARTY DISCLOSURES

GM Buckland owns 100% shares in Victoria Precision (Birmingham) Co Ltd, who have provided repairs, maintenance and general administration costs amounting to £48,086 to Perry Barr Greyhound Racing Club Ltd.

R.Williams and C.Williams own 57% shares in R&C Williams Ltd. There were no transactions during the year.

Perry Barr Greyhound Racing Club Limited owns 100% of the shares in Perry Barr Amenities Limited and Perry Barr Catering Limited.

All transactions were for normal purchase items and were taken at arms length on normal commercial terms. The amounts outstanding due to the above companies at 30 September 2002 were:

Creditors due within one year:	£
Victoria Precision Co. (Birmingham) Ltd	14,210

Creditors due after more than one year:	£
Perry Barr Amenities Ltd	353,625
Perry Barr Catering Ltd	643,862
	997,487

PERRY BARR GREYHOUND RACING CLUB LIMITED

PROFIT AND LOSS ACCOUNT for the year ended 30 September 2002

		2002		2001	
	Note	£	£	£	£
TURNOVER	1		300,000		310,000
Administrative expenses	2	(54,794)		(28,476)	
Establishment costs	3	(152,481)		(150,822)	
			(207,275)		(179,298)
OPERATING PROFIT			92,725		130,702
Finance costs	4		-		(2,150)
			92,725		128,552
Exceptional items	5		-		(178,326)
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION			92,725		(49,774)

This page does not form part of the statutory financial statements

PERRY BARR GREYHOUND RACING CLUB LIMITED

PROFIT AND LOSS ACCOUNT for the year ended 30 September 2002

		2002	2001
		£	£
1.	**TURNOVER**		
	Franchise fees	300,000	310,000
2.	**ADMINISTRATIVE EXPENSES**		
	Sundry expenses	100	-
	Auditors' remuneration	4,750	4,750
	Accountancy	7,330	7,434
	Professional fees	2,324	4,017
	Depreciation:		
	Leasehold property	23,200	-
	Improvements to property	145	-
	Plant & machinery	8,069	-
	Fixtures & fittings	805	1,040
	Motor vehicles	5,809	3,855
	Plant and equipment	2,262	7,380
		54,794	28,476
3.	**ESTABLISHMENT COSTS**		
	Rent, rates & services	120,923	103,151
	Repairs to property	31,558	47,671
		152,481	150,822
4.	**FINANCE COSTS**		
	B.D.L interest	-	87
	Related company loan interest	-	2,063
		-	2,150
5.	**EXCEPTIONAL ITEMS**		
	Legal and professional fees regarding rent dispute	-	57,119
	Contribution to council costs	-	25,000
	Back dated rent increase	-	96,207
		-	178,326

This page does not form part of the statutory financial statements

APPENDIX IV

FINANCIAL INFORMATION ON GRA

The financial information contained in this Appendix III does not constitute statutory accounts within the meaning of section 240 of the Act and has been extracted without material adjustment from the audited accounts of GRA for the year ended 31 December 2001.

GRA Limited

PROFIT AND LOSS ACCOUNT for the year ended 31 December 2001

	Note	2001 £000	2000 £000
TURNOVER		23,599	20,850
Cost of sales		(18,185)	(16,491)
GROSS PROFIT		5,414	4,359
Administrative expenses		(906)	(711)
OPERATING PROFIT	2	4,508	3,648
Interest receivable and similar income	5	161	97
Interest payable and similar charges	6	(1,088)	(1,194)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		3,581	2,551
Tax on profit on ordinary activities	7	(589)	(711)
PROFIT FOR THE FINANCIAL YEAR		2,992	1,840
Dividends	8	(8,468)	-
(LOSS)/PROFIT TRANSFERRED TO RESERVES		(5,476)	1,840

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses other than the (loss)/profit attributable to Shareholders of the Company, as disclosed above.

GRA Limited

BALANCE SHEET at 31 December 2001

	Note	2001 £000	2000 £000
FIXED ASSETS			
Tangible assets	9	38,300	35,765
CURRENT ASSETS			
Stock	10	289	274
Debtors	11	1,158	1,073
Cash at bank and in hand		229	2,270
		1,676	3,617
CREDITORS: amounts falling due within one year	12	(15,130)	(9,841)
NET CURRENT LIABILITIES		(13,454)	(6,224)
TOTAL ASSETS LESS CURRENT LIABILITIES		24,846	29,541
CREDITORS: amounts falling due after more than one year	13	(10,781)	(10,000)
NET ASSETS		14,065	19,541
CAPITAL AND RESERVES			
Share capital	15	-	-
Revaluation reserve	17	14,065	14,065
Profit and loss account	17	-	5,476
SHAREHOLDERS' FUNDS		14,065	19,541

4167925.1

NOTES TO THE FINANCIAL STATEMENTS at 31 December 2001

1. ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company's Financial Statements.

Basis of preparation

The Financial Statements have been prepared in accordance with applicable accounting standards under the historical cost accounting rules modified to include the revaluation of certain properties (see note 9).

The Financial Statements have been prepared on a going concern basis, on the basis of continuing support from the parent undertaking, Wembley plc.

The Company is exempt from the requirement of Financial Reporting Standard 1 (FRS 1 *Revised 1996) 'Cash Flow Statements' to prepare a cash flow statement as it is a wholly owned* subsidiary of Wembley plc and its cash flows are included within the consolidated cash flow statement of that company.

Turnover

Turnover of the Company represents the amounts (excluding value added tax) derived from stadium activities and associated hospitality in the UK.

Tangible fixed assets and depreciation

The transitional rules of Financial Reporting Standard 15 (FRS 15) 'Tangible Fixed Assets' have been adopted for the Company's operating properties permitting the retention of the carrying values at the previously revalued amounts. These properties will not be subject to further revaluations. The last revaluation took place at 31 December 1998.

All other fixed assets are stated at cost. Impairment tests are carried out as and when required by Financial Reporting Standard 11 (FRS 11) 'Impairment of Fixed Assets and Goodwill'.

No depreciation is provided on freehold land. Freehold properties are depreciated to residual values over a period of 50 years, or the estimated useful life of the building, or the lease, whichever is less.

Other tangible fixed assets are stated at cost less depreciation at varying rates so as to write off the cost on a straight line basis to estimated residual value over their estimated useful lives as follows:

Fixtures and fittings	-	10 years
Plant and equipment	-	4 - 10 years

Assets in the course of construction are held at cost and will be reallocated to appropriate categories and depreciated when they are brought into use.

Grants

Capital based grants are included within accruals and deferred income in the balance sheet and credited to trading profit over the estimated useful economic lives of the assets to which they relate.

Grants given for the reimbursement of costs, are offset against the relevant expenditure.

Leases

Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in creditors. Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Stocks

Stocks are valued at the lower of cost and net realisable value. In determining the cost of raw materials, consumables and goods purchased for resale, the first in first out method of valuation is used. Finished goods cost is taken as purchase price.

NOTES TO THE FINANCIAL STATEMENTS at 31 December 2001

1. **ACCOUNTING POLICIES** (continued)

Taxation

Deferred taxation is provided using the liability method on all timing differences which are expected to reverse in the future without being replaced, calculated at the rate at which it is anticipated the timing differences will reverse.

Pension costs

In accordance with Statement of Standard Accounting Practice 24, 'Accounting for pension costs', the Company pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Company. Variations in pension cost, as identified by actuarial variations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. In addition, the transitional disclosure requirements of Financial Reporting Standard 17, Retirement Benefits', have been made.

2. **OPERATING PROFIT**

This is stated after charging/(crediting):

	2001 £000	2000 £000
Depreciation	788	687
Operating lease rentals:		
- plant and machinery	-	1
- other assets	-	20
Auditors' remuneration	17	17
Directors' emoluments including pension contributions (note 3)	293	376
Profit on disposal of fixed assets	(24)	(4)

3. **DIRECTORS' EMOLUMENTS**

	2001 £000	2000 £000
Emoluments	205	273
Pension contributions	33	48
Fees	55	55
	293	376

The emoluments of the highest paid Director, excluding pension contributions, were £106,266 (2000 - £ 115,000).

Details of Directors' interests in the share capital of the ultimate parent undertaking can be found under 'Directors and their interests' in the Directors' Report.

NOTES TO THE FINANCIAL STATEMENTS at 31 December 2001

4. STAFF COSTS

The average number of persons employed by the Company (including Directors) during the year was as follows:

	2001 No.	2000 No.
Permanent staff	258	250
Meeting staff	1,089	942
	1,347	1,192

The aggregate payroll costs of these persons were as follows:

	2001	2000
	£000	£000
Permanent staff wages and salaries	3,630	3,127
Meeting staff wages	3,548	3,271
	7,178	6,398
Social security costs	350	296
Other pension costs (see note 20)	329	295
	7,857	6,989

5. INTEREST RECEIVABLE AND SIMILAR INCOME

	2001	2000
	£000	£000
Bank interest	117	84
Other	44	13
	161	97

6. INTEREST PAYABLE AND SIMILAR CHARGES

	2001	2000
	£000	£000
Bank loans and overdrafts	-	57
Payable to parent undertaking	1,088	1,137
	1,088	1,194

NOTES TO THE FINANCIAL STATEMENTS at 31 December 2001

7. TAX ON PROFIT ON ORDINARY ACTIVITIES

	2001	2000
	£000	£000
UK corporation tax at 30% (2000 - 30%)	904	711
Adjustment in respect of prior years	(315)	-
	589	711

The effective tax rate for 2001 is less than the statutory rate of 30% (2000 - 30%) as a result of capital allowances exceeding depreciation.

8. DIVIDEND

	2001	2000
	£000	£000
Final dividend of £141.13 per share (2000: £nil)	8,468	-

The final dividend is payable to the holding company, Wembley plc, and accordingly had been credited to "Creditors: amounts falling due within one year - Amounts owed to Group undertakings".

9. TANGIBLE FIXED ASSETS

	Land buildings and track construction £000	Plant and equipment £000	Fixtures and fittings £000	Assets in the course of construction £000	Total £000
Cost:					
At 1 January 2001	33,589	4,561	2,275	110	40,535
Additions	355	593	148	2,437	3,533
Transfers	20	30	-	(50)	-
Disposals	(200)	(674)	(109)	-	(983)
At 31 December 2001	33,764	4,510	2,314	2,497	43,085
Depreciation:					
At 1 January 2001	272	3,363	1,135	-	4,770
Provided during the year	290	339	159	-	788
Disposals	(2)	(662)	(109)	-	(773)
At 31 December 2001	560	3,040	1,185	-	4,785
Net book value:					
At 31 December 2001	33,204	1,470	1,129	2,497	38,300
At 1 January 2001	33,317	1,198	1,140	110	35,765

NOTES TO THE FINANCIAL STATEMENTS at 31 December 2001

9. **TANGIBLE FIXED ASSETS** (continued)

The net book value of land, buildings and track construction and assets in the course of construction includes freehold fixed assets of £33,204,000 (2000 - £33,317,000).

The Company has adopted Financial Reporting Standard 15, Tangible Fixed Assets. Up to 31 December 1999 land, buildings and track construction ("operating properties") were valued, with the exception of the Oxford Stadium, by Humberts Leisure, Chartered Surveyors, on the basis of their open market value, having regard to their existing uses. The historic cost of these assets is £16,279,000. The Group has retained the carrying values at the previously revalued amounts as the effective "historical cost", as permitted by the transitional rules of FRS15. In previous years no depreciation was charged in respect of buildings or track construction. This was because it was considered that the length of lives and residual values of these buildings were such that any depreciation would be immaterial.

10. **STOCK**

	2001	2000
	£000	£000
Raw materials and consumables	39	28
Finished goods and goods for resale	250	246
	289	274

11. **DEBTORS**

	2001	2000
	£000	£000
Trade debtors	596	352
Corporation tax	-	316
Prepayments and accrued income	562	405
	1,158	1,073

12. **CREDITORS:** amounts falling due within one year

	2001	2000
	£000	£000
Trade creditors	1,180	1,026
Amounts owed to group undertakings	11,701	6,714
Other taxes and social security	141	130
Other creditors	636	498
Accruals and deferred income	1,472	1,473
	15,130	9,841

NOTES TO THE FINANCIAL STATEMENTS at 31 December 2001

13. CREDITORS: amounts falling due after more than one year

	2001	2000
	£000	£000
Bank overdraft	781	-
Amounts owed to parent undertaking	10,000	10,000
	10,781	10,000

14. PROVISION FOR LIABILITIES AND CHARGES

	Provided 2001 £000	Full potential 2001 £000	Provided 2000 £000	Full potential 2000 £000
The chargeable gains which would arise on the disposal of properties at the value stated in the accounts	-	578	-	300
	-	578	-	300

No deferred taxation has been provided because it is not anticipated that the timing differences will reverse in the foreseeable future.

15. SHARE CAPITAL

	2001	2000
	£	£
Authorised:		
100 Ordinary shares of £1 each	100	100
Allotted, called up and fully paid:		
60 Ordinary shares of £1 each	60	60

16. CONTINGENT LIABILITIES

Grants received from the British Greyhound Racing Fund Limited in respect of improvements to and maintenance of facilities are repayable within five years on a reducing balance in the event of the sale or closure of a stadium.

The amount outstanding at the year end was £59,000 (2000 - £99,000).

NOTES TO THE FINANCIAL STATEMENTS at 31 December 2001

17. RECONCILIATION OF SHAREHOLDERS' FUNDS AND MOVEMENT ON RESERVES

	Share capital £000	Revaluation reserve £000	Profit and loss account £000	Shareholders' funds £000
At 1 January 2000	-	14,065	3,636	17,701
Retained profit for the year	-	-	1,840	1,840
At 31 December 2000	-	14,065	5,476	19,541
Profit for the financial year	-	-	2,992	2,992
Dividends	-	-	(8,468)	(8,468)
At 31 December 2001	-	14,065	-	14,065

18. COMMITMENTS

(i) Amounts contracted for but not provided in the Financial Statements amounted to £643,000 (2000 - £146,000).

(ii) Annual commitments under non-cancellable operating leases are as follows:

	2001 £000	2000 £000
Operating leases which expire: Within one year	-	9

19. RELATED PARTY TRANSACTIONS

The Company has taken advantage of the exemption granted under Financial Reporting Standard 8 Related Party Transactions' and has not disclosed transactions with entities that are part of the Wembley plc Group as more than 90% of the voting rights of the Company are controlled within the Wembley Group.

20. PENSION SCHEME

The Company participates in The Wembley 1989 Pension Scheme ("The Scheme") operated by the Wembley plc Group. The scheme was established on 1 June 1989 and is a defined benefit scheme based on final pensionable pay. Its assets are held separately from those of the Group, being invested with insurance companies. Contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Group. Contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit method. The most recent valuation was at 6 April 1999.

The assumptions which had the most significance on the valuation were the yield earned on the fund before retirement, which was assumed would exceed the rate of increase in general earnings by 1.5% per annum, and the rate of interest available at retirement, which was assumed would be 7.5% per annum.

The valuation showed that the value of the scheme's assets was £16,262,000 and that the actuarial value of those assets represented 93% of the benefits that had accrued to members.

The contribution rate for the year ended 31 December 2001 was 23.9% (2000- 23.9%), as recommended by the valuation. The charge for the year was £329,000 (2000 - £295,000).

The contributions payable by the Company are higher that the regular cost of benefits accruing in The Scheme as a result of the deficiency disclosed at the most recent actuarial valuation of The Scheme as at 6 April 1999.

NOTES TO THE FINANCIAL STATEMENTS at 31 December 2001

20. **PENSION SCHEME** (continued)

The Scheme was closed to new entrants with effect from 31 December 2000 at which time a Wembley plc Group Personal Pension Plan was introduced.

FRS 17 disclosures for the year ending 31 December 2001

An actuarial valuation was carried out at 31 December 2001 by a qualified independent actuary using the projected unit method. As The Scheme is closed, using this method will, in isolation, lead to the current service cost for the scheme increasing as its members approach retirement. The major assumptions used by the actuary were:

Rate of increase in salaries	4.3%
Rate of increase in pension payments	2.6%
Discount rates	5.8%
Inflation assumptions	2.6%

The assets in The Scheme and the expected rate of return were:

	Long-term rate of return expected at 31 December 2001	Value at 31 December 2001 £m
Equities	8.0%	9.0
Bonds	5.8%	2.1
Secured pensions		8.8
Cash		0.2
		20.1

The following amounts at 31 December 2001 were measured in accordance with the requirements of FRS 17.

	£m
Total market value of assets	20.1
Present value of Scheme liabilities	(26.7)
Deficit in the Scheme	(6.6)
Related deferred tax asset	2.0
Net pension deficit	(4.6)

In accordance with FRS 17 'Retirement Benefits' the Company accounts for its contributions to The Scheme as if it were a defined contribution scheme. This is because it is not possible to identify the Company's share of the underlying assets and liabilities in the scheme on a consistent and reasonable basis.

21. **ULTIMATE PARENT UNDERTAKING**

The ultimate parent undertaking of GRA Limited is Wembley plc, a Company registered in England and Wales. The largest and smallest Group in which the results of the Company are consolidated is Wembley plc.

The Financial Statements of Wembley plc may be obtained from Elvin House, Stadium Way, Wembley HA9 0DW.

APPENDIX V

LETTER OF ADVICE TO THE DIRECTORS

Investment Appraisal
PROJECT GOLD

Contents

1 Introduction

1.1 Background to the project

As the Board has been aware, GRA has actively been pursuing the acquisition of existing greyhound facilities. Perry Barr has been subject to several approaches by us over the last two years. The leading shareholder undertook to give us the opportunity if he wished to dispose. With approaches firstly by Northern Racing then William Hill, the owner has now decided to dispose. We have agreed a price, subject to due diligence and Board approval, and extracted a Lock Out agreement.

Why is the owner selling? Firstly, the price is right. Secondly, the owner and his partners who together control 90% of the share capital, are in their late sixties and do not want to provide either the investment or commitment in time that is required to provide long term profit and stability.

1.2 Site, location and current operation

The Perry Barr site is 3 miles North of Birmingham City centre, located opposite the University of Central England and within one mile of Aston Villa's ground. It is an 8-acre site having excellent visibility from the A34, a main arterial road into and out of Birmingham City Centre. Hall Green Stadium is located 6 miles south of the City centre and is separated from Perry Barr by an approximate 30 minutes drive time.

The original Perry Barr was opened in the late twenties and taken over by Ladbrokes in the mid seventies. Ladbrokes obtained planning permission for a supermarket and the stadium closed in 1984. A group of enthusiasts obtained the lease of a redundant athletic track and clubhouse close to the original site and opened the current greyhound facility in 1990.

The greyhound facility is a one-sided operation built approximately ten years ago including a 136-seater restaurant, 3 private boxes, with a capacity of 20 per box, and a function room with a capacity of 90. There is also an undercover terrace and a general admission enclosure with bars and fast food. A separate betting shop is also trackside. There is parking for 400 vehicles.

There are no other activities taking place on the site primarily as the current principal shareholder and manager has substantial other business interests and Perry Barr is very much considered to be his hobby. For the past few years GRA has been made aware of several approaches to Perry Barr for stock car racing, speedway, hotel, health and fitness and motorcycle training.

Key features of the current stadium are:

- Physical: It is a good quality track and, although the grandstand has small scale facilities, it is modern, well built and easily capable of expansion;

- Operational: currently hosts 346 meetings and reports attendance of nearly 164k per annum (compare with Hall Green 164 meetings and attendance of 220k (2001 figures)). This reflects the current operation more as a hobby rather than a business. This business has a high number of BAGS races (approximately 109, compared with 52 at Hall Green). There are clear opportunities to increase profitability.

Table 1: Attendance and totalisator turnover

	Attendance	Totalisator Turnover
Perry Barr	9th	10th
Hall Green	6th	6th

The above table shows the relative position in national performance for each track.

1.3 Investment proposal

It is proposed that GRA purchases through a share offer, Perry Barr Greyhound Racing Company for a consideration of £4.2m. This is for 100% of the shareholding. The company holds a 99-year lease (granted in 1986) from Birmingham City Council on its site at Perry Barr, Birmingham.

In addition to the £4.2m share purchase, GRA is seeking board approval for a further capital investment of £2.2m to extend the Grandstand at Perry Barr to provide a 400-seater restaurant and additional general spectator accommodation. This is essential in order to move the profitability of this location from its current level of around £220k to in excess of £700k.

Costs of the acquisition are estimated at £0.1m.

Grandstand

Site location

Aerial View

Punters

Boxes

Grandstand

2 Executive summary

GRA is requesting approval for a total investment of £6.5 million. This is to purchase the existing greyhound stadium at Perry Barr through a share offer (£4.2 million, plus £0.1m of costs) and to extend and refurbish the grandstand facilities (£2.2 million). This proposal is supported by a strong investment case, based on strategic fit and financial viability.

Key aspects of the project evaluation are summarised below.

2.1 Strategic fit (Section 3)

Perry Barr fits with the plc strategy of growth in the track based gaming businesses and is strategically important in terms of the existing Hall Green operation. Strategic benefits include: competitive advantage gained from market knowledge; operational synergistic benefits arising from Hall Green; enhanced brand development; taking of a defensive position against competitor acquisitions.

The market evaluation (Section 4) has considered the current catchment for Hall Green in detail and we are confident that our operation of Perry Barr poses no risk to our existing operation. In fact, we strongly believe that Perry Barr offers potential to grow the market at both stadia. This is largely due to the two stadia currently operating in different catchment areas and the low level of marketing by the current owners resulting in Perry Barr's catchment being under exploited. Key areas of future growth are identified as:

- Increasing penetration and levels of repeat visit in the existing catchment;
- Expanding Perry Barr's catchment, especially into towns north of Birmingham;
- Increasing corporate sales;
- Mopping up Hall Greens peak time excess demand; and
- Maximising benefits from integrated mid week racing at the two stadia.

Ownership of Perry Barr also gives rise to many opportunities for operational synergy (Section 10). Key areas of benefit include negotiation of BAGS contracts, marketing and central reservations (by March 2003), and improved operating margins (catering, tote, racecard production etc).

2.2 Financial viability and return on investment (Section 11)

Financial projections for Perry Barr show:

- The statutory accounts for Perry Barr show profit on ordinary activities before taxation of £218,568 (for the year ending 30 September 2002). Pre redevelopment, GRA would expect to increase profit levels in a full year to around £320k.
- In summary, the financial analysis of the base case evaluation scenario shows:
  - Net present value of £1.8m; and
  - Internal rate of return (IRR) of 12%.

- The base case projections are based on the current operating results of the existing track, together with identified operational synergies arising from operation by GRA and income figures that are based on a detailed evaluation of the Birmingham market. Capital costs are supported by site visits, input from our professional advisors, development plans of the existing owner and our experience from Oxford.

2.3 Development risk assessment (Section 7)

- Building permission: the extension of Perry Barr's trading operation will require both landlord's consent and planning permission, in that order.
- Landlord's consent: the existing owner has sought to obtain consent from Birmingham City Council (landlord) for the extension. Our professional advisors have indicated there should not be a problem with this under the existing lease.
- Planning permission: this cannot be obtained until we have detailed plans. Again, our professional advisors have informed us there should not be a problem in obtaining permission due to the scope and nature of our proposals.

2.4 Acquisition risk assessment (Section 7)

In overall terms, we consider Project Gold to be a low risk project. Key areas contributing to low risk are:

- Construction risk: as an existing track, and with a proposal for a relatively low cost extension (compared with new build), costs resulting from construction cost and time overruns are low;
- Market and operational risk: this is an existing operation with a solid track record. We do not have to build a new business. We have detailed market knowledge of Birmingham and we have recent experience of managing the transition in ownership and improving an existing track (Oxford). Not only do we have confidence in our operating projections, but the potential down side is also limited;
- Future development: this site offers potential development opportunities pre and post Budd. There is a significant upside to this project, which has not been taken into account in the financial projections.
- Current profitability is not maximised and, by the introduction of a professional approach, we consider profits can be increased by around £100k in the first year.

Other potential risks associated with this project include:

- The BAGS contract: A change of ownership requires approval from BAGS for the transfer of the contract. Discussions with BAGS suggest this should not be a problem.
- Non-acquisition: both William Hill and Northern Racing have made firm approaches for Perry Barr. We will miss a real opportunity and, in the process, allow a well-financed competitor into our Hall Green market.

3 Strategic evaluation

3.1 Fit with Wembley's strategy

Investment in new tracks is a clearly stated and well-publicised strategic option for Wembley plc.

"The strategic review, outlined in March 2001, concluded that Wembley should focus on delivering enhanced shareholder value from its high growth, track-based gaming businesses. This review identified significant growth opportunities within each of these core operations."

Claes Hultman – Interim Report August 2002

The GRA strategic plan initiatives for 2002-2005 were stated as:

- Exploitation of intellectual property rights;
- Capitalising on the changes in gambling legislation;
- Track acquisition and development;
- Track upgrade and business development.

The rational for increasing the number of tracks is of strategic importance beyond simple straight-line growth of the business. This is because:

- Increasing the number of sites operated by GRA increases GRA's leverage and influence within the industry. This is particularly important in negotiating the 'Bookie' deals i.e. the moneys paid into the industry by the bookmakers.
- Increasing GRA's market share of tracks suitable for holding BAGS contracts enhances GRA's ability to bid successfully for contracts. With the acquisition of tracks by bookmakers (e.g. William Hill), increasing our market share may also become a necessary defensive move.
- It is clear that Budd-type opportunities for greyhound tracks will increase their profitability and value.

The strategic position of acquisitions and new developments has been considered in depth by GRA. Through high-level consideration of catchments, populations and the existing supply of tracks, seven existing tracks are being considered as possible acquisition targets and ten (now extended to eleven) geographical areas with no existing track have been identified for priority focus for new development.

3.2 Track acquisition opportunities

The availability and suitability of existing tracks for acquisition has been discussed at Board level in the past. The current status of tracks is summarised in the tables below.

Table 2: Existing attainable track acquisitions

Location	Rebuild	Extension Possible	Freehold/Leasehold	Notes
Brough Park		✓	Freehold	In negotiation with William Hill
Milton Keynes	✓		Freehold	Owner holding
Swindon	✓		Freehold	Owner holding
Nottingham		✓	Local authority lease	Owner holding
Perry Barr		✓	Local authority lease	In negotiation
Sheffield		✓	Freehold	Owner holding
Yarmouth		✓	Freehold	Owner holding

Table 3: Unattainable/undesirable tracks

Unsuitable location	Too small	Significant alternative use value	Owner unwilling to sell	Bookmaker owned
Poole	Harlow	Shawfield	Peterborough	Crayford
Mildenhall	Kinsley		Walthamstow	Monmore
Canterbury			Sittingbourne	Brighton
Hull				Romford
Rye House				Sunderland
Swaffham				
Stainforth				
Wisbech				
Henlow				

The number of tracks suitable for acquisition is small, and opportunities to acquire tracks at a suitable price occur infrequently. This situation has been intensified by the prospect of enhanced bookmaker deals and increased interest from bookmakers looking to protect their supply of product.

Track acquisition has two clear advantages over new build:

- Lower operating risk: the starting point is an established business with a proven track record; and

- Lower construction cost risk: the smaller scale of capital project and opportunities to continue operation during any construction work, significantly reduce exposure to costs arising from construction risk.

GRA therefore give full consideration to any acquisition opportunities that arise.

3.3 Perry Barr – strategic fit

Of the possible track acquisitions, Perry Barr is strategically important, largely because of its proximity to GRA's existing track at Hall Green. Its strategic fit may be considered in terms of:

- **Competitive advantage:** knowledge of the market and synergistic benefits would give GRA a significant competitive advantage in operating Perry Barr. We believe that, with careful targeting of markets, this can be done without prejudicing the performance of Hall Green (see market analysis Section 4);

- **Competitor response:** if GRA does not proceed with Perry Barr it will be sold to another operator. Both William Hill and Northern Racing have expressed an interest. This would result in a lost opportunity to GRA and would provide a threat to our existing business in Hall Green as a competitor would inevitably see Hall Green's existing customers as an initial target market;

- **GRA image and brand:** a second Birmingham track fits with GRA brand development. Birmingham is the second largest city with over 2.5 million people. We have an ideal opportunity to coordinate the branding and marketing of these two sites and so reinforce GRA as the market leader; and

- **Development opportunities:** as a designated leisure site, and with fantastic visibility on a major arterial road from the City centre, this site could provide possible opportunities in respect of health & fitness, hotel, motor sport etc. In addition, post-Budd, this could be a good site for a casino and is in a strong area for a gaming.

4 Market evaluation – greyhound racing income

4.1 Introduction

The tracks at Hall Green and Perry Barr have operated together in Birmingham for over ten years and each is established in the markets in which it currently operates. We believe that operating Perry Barr creates opportunities to increase business levels at both tracks; not just growing the market for Perry Barr without negatively impacting on, or cannibalising, GRA's Hall Green operation. Our market evaluation for Perry Barr therefore focuses on the potential for growth in the Birmingham market as a whole, which arises from operating Perry Barr alongside Hall Green.

The market evaluation for Perry Barr is based on our extensive experience of the Birmingham market, achieved from operating Hall Green, and our knowledge of the existing performance of Perry Barr Stadium.

4.2 The current Birmingham greyhound market

4.2.1 Supply

There are currently three greyhound stadia in the West Midlands area: Hall Green, Perry Barr and Monmore Green in Wolverhampton, which is owned by Ladbrokes. Their key features are summarised in the table overleaf.

Wolverhampton lies within approximately eighteen miles of Perry Barr and could therefore represent competition to it. It pre-dates the current Perry Barr Stadium and, as can be seen from table 4, is of a smaller scale and lower quality. By virtue of its location and the characteristics of the catchment population, it services a predominantly local market. There has been a recent refurbishment, but without any significant improvement to the facilities. We are also aware that the Ladbrokes board turned down a proposal to redevelop the grandstand in favour of this refurbishment. We are therefore confident that there will be no further major investment or change in the positioning or ownership of this track in the foreseeable future. We therefore do not consider that the Monmore Green Stadium at Wolverhampton represents direct competition or any future threat to either Perry Barr or Hall Green.

Table 4: Greyhound stadia in the West Midlands

	Hall Green, Birmingham	Perry Barr, Birmingham	Monmore Green, Wolverhampton
Location	6 miles south of Birmingham city centre	3 mile north of Birmingham city centre on main A34	1 mile east of Wolverhampton city centre
Ownership	GRA	Privately owned	Ladbrokes
Operational ethos	Profit generation	An enthusiasts hobby with racing every day	Supplies product for the betting shops, track profitability is not primary motive
Meetings per annum (2001)	164	346	228
BAGS meetings (2002)	52	109	104
Annual attendance 2001	220,000	163,666 (2002)	100,000
Race days - evenings	Tuesday Friday Saturday	Monday (no restaurant) Tuesday Thursday Friday Saturday	Thursday Saturday
Afternoon BAGS	Wednesday	Wednesday Sunday	Monday Friday
Crowd capacity	2,500	1,500	1,100
Restaurant	360 + 168	136	170
Boxes/functions	4 x 24	3x20 + 90	3 x 10
Admission & racecard	£4 or £5	£2 to £4	£4.50
Menu Price - restaurant	£15.00 to £24	£13 to £18	£20 to £22
Six pack deal	£10	£12 Tues/Thurs/Fri only	£14 or £10
Key catchment areas	East Central Birmingham and areas to the east, and south of Birmingham extending to Coventry, Tamworth and into Worcs. See appendices A & B	Central Birmingham and areas to the north of Birmingham	Wolverhampton + Black Country Characteristics of Black Country people & poor transport infra-structure leads to little overlap with Birmingham tracks
Marketing activity	Proactive marketing in local press, local radio & through direct mail through database. 2002 budget: £100k	Little proactive marketing, strong reliance on word of mouth. 2002 (Actual): £3k	Proactive marketing using local press and direct mail. 2002 Budget: £40k
Competitive position	The premier track in Birmingham, larger & higher quality than competitors. Proactively markets to dog, leisure and corporate visitors.	Small but quality facilities with a focus on providing daily racing for enthusiasts. Operates in dog, leisure & corporate markets but limited marketing.	Small facility. Services Black County catchment with little impact on Birmingham. Not aggressively marketed. Has focus on BAGS.

4.3 Market sectors

Hall Green and Perry Barr both operate in the following key sectors:

- Hard core dog enthusiasts: being people whose primary purpose for visiting is to gamble on the racing. The vast majority of these will be general admissions and they are a relatively small number of people, who visit frequently;
- Leisure visitors: whose primary reason for visiting is a good night out. Most of these visitors will be occasional visitors. These may be:
    - High value: individuals dining in the restaurant and private parties in the restaurant or boxes; or
    - Low value: groups on a six pack deal, or general admissions:
- Corporate visitors: which may include corporate entertaining or social event/office parties.

Within these sectors, the drivers for visiting and, therefore, the factors that will influence the decision to visit, are different. GRA recognises this within their current marketing activity.

4.4 Catchment areas

4.4.1 Hall Green

An analysis of attendees at Hall Green (via database of postal areas of customers, general admissions, restaurant guests and six pack parties) highlights the key catchment areas. These are shown in the attached postcode map, appendix A, and can be compared with the 30-minute drive time catchment on the map prepared by CACI, appendix B.

The population within a 30-minute drive time of Hall Green is c. 952k and the majority of the visitors to Hall Green come from within this catchment. However, there are some population centres outside of the 30 minute catchment that generate a significant number of visits, for example, Coventry, Warwick, Bromsgrove, Nuneaton and Tamworth. It is notable that Hall Green does not draw visitors uniformly across the 30 minute catchment area and that general admission visitors are most likely to live closest to the track.

Analysing postal areas with more than 25 people on an individual database (75% of total database) shows that:

- 50% (of the 75%) come from the area SE of Birmingham i.e. between central Birmingham and the M42;
- 14% come from Coventry and Coventry postal areas north of Coventry (e.g. Nuneaton);
- 10% come from areas north of Birmingham, including Sutton, Tamworth, Walsall and Cannock;
- 15% from the area south of Birmingham: Bromsgrove and Redditch - (7%) and Stratford, Evesham, Warwick - (8%);
- Only 7% come from the west (west central Birmingham and Black Country).

This pattern reflects some important features of the Birmingham catchment:

- The impact of the motorway network on the accessibility of towns outside of the main Birmingham conurbation; and
- The clear distinction between Solihull and Sutton Coldfield as residential areas for professionals.

The locations of the three greyhound stadia in the Birmingham area very much reflect these divisions within the Birmingham conurbation. Although we cannot quantify the impact of the tracks at Perry Barr and Wolverhampton on Hall Green's ability to penetrate into the populations to the north and west of Birmingham, it is clear that at present Hall Green has only a very small proportion of the market or potential market in these areas. The risk of Hall Green losing existing customers to the Perry Barr Stadium is therefore considered to be very small.

4.4.2 Perry Barr

Perry Barr has an exclusive population of c.900k i.e. not in Hall Green's catchment area. In total, the two tracks have a combined catchment of 1.8 million. Perry Barr's high population reflects:

- Perry Barr being more central to the areas of Birmingham with a higher population density;
- The areas to the south and east of Hall Green include rural areas outside the main Birmingham conurbation; and
- The close proximity of Perry Barr to the motorway network, and therefore drive times to towns outside Birmingham being only slightly longer than from Hall Green.

Despite the high degree of overlap of these catchments, we are confident that Perry Barr currently has very low penetration into Hall Green's primary catchment area (as indicated by the postcode analysis). Even if the whole of the overlap is excluded from the Perry Barr catchment, a population of 900,000 remains, which is a significant population to market to. In addition, just as Hall Green is successful in targeting population areas beyond the 30 minutes drivetime, Perry Barr should be able to successfully target towns such as Lichfield, Burton and Stafford and even Derby.

4.5 The operation at Perry Barr

4.5.1 The current operation at Perry Barr

The current operation at Perry Barr is characterised by:

- Providing racing every day for the racing enthusiast/dog people. Limited grandstand facilities are available at some of these meetings;
- Providing restaurant and bar facilities for enthusiasts (the club atmosphere);
- Generating additional income from leisure visitors through the restaurant and executive boxes; and
- Virtually no marketing (2002 - £2,740), with a high dependence on referrals and repeat visits.

4.5.2 Proposed operation at Perry Barr

There are a number of changes that GRA propose at Perry Barr to increase sales and attendance. The principal ones are:

- Restaurant: increase size to 400 covers and bring in line with price and quality at Hall Green;
- Race programme: experience at other stadia proves that it is not cost effective to race every evening. Introduction of a Wednesday, Friday, Saturday programme is proposed, with BAGS meetings retained on Wednesday and Sunday;
- Restaurant and six pack bookings will be taken through a GRA group-wide central reservation system.

4.6 Growing markets

For Perry Barr to return acceptable profits, GRA estimates that it will need to generate an additional 100 covers per meeting in the restaurant, and achieve a 5% uplift in six pack and general admission levels. The key areas that this market will come from are considered below.

4.6.1 Increased penetration and levels of repeat business in Perry Barr's existing catchment

Perry Barr Stadium is not proactively marketed to the leisure sector. Using marketing methods (awareness and promotions) that have proved successful at Hall Green, we anticipate significant increases in new visits and repeat visits from the existing catchment.

4.6.2 Expanding Parry Barr's catchment

Analysis of Hall Green's database indicates that the catchment area can be successfully extended beyond the 30-minute drive time. The close proximity of Perry Barr to the M6 makes targeted marketing to areas just outside the 30-minute drivetime, such as Cannock, Lichfield, Burton on Trent and Stafford and even Derby possible.

4.6.3 *Exploitation of the Birmingham corporate market*

At present there is virtually no proactive marketing to the corporate sector from Perry Barr. Hall Green has already established some success in this market. Because of its closer proximity to the City Centre, a redeveloped Perry Barr is likely to be easier to sell into this large and relatively untapped market.

4.6.4 *Mopping up excess demand for Hall Green*

Leisure business at all greyhound tracks is seasonal. During peak times, the restaurant at Hall Green is operating at full capacity, is fully booked weeks in advance and has a reserve list in case of cancellations. Through a central reservations system, current lost sales at Hall Green could be redirected to Perry Barr. Although Perry Barr might not be a first choice for existing Hall Green customers, with the knowledge that this will be a 'GRA experience' and through offering discounts if necessary, it should be possible to achieve a high transfer rate. This booking method has been very successful at Center Parcs, where the ability to offer the same experience in a different location has contributed to consistent 90% occupancy rates.

4.6.5 *Offering an alternative mid-week meeting*

Mid-week general admissions are affected by live sport (local and TV), in particular football. Running a meeting on Tuesdays at Hall Green and Wednesdays at Perry Barr provides an alternative night to go greyhound racing at a GRA stadium. In addition, hard core race goers might be encouraged to go to both meetings, for example by offering free admission at the following mid-week meeting at the other track. This could generate additional attendance at both tracks, particularly when mid-week racing is reduced at Perry Barr.

5 Executive valuation summary – Humberts Leisure

Humberts Leisure, who have valued GRA's portfolio of tracks over many years, were asked to value the Perry Barr track. Their executive summary is reproduced below in section 5.1, with our analysis provided in section 5.2.

5.1 Project Gold - Perry Barr Greyhound Stadium, Aldridge Road, Perry Barr, Birmingham B42 2ET

5.1.1 Property valued

The property is a trading greyhound stadium that includes a 434 metre track with central grassed enclosure; a purpose built stand that includes a licensed bar, snack bar, restaurant, executive boxes and function room. The ownership also includes substantial service facilities including approximately 80 kennels and large car parking facilities. The total ownership is approaching 8 acres.

5.1.2 Instruction

Valued in accordance with agreed instruction letter 20 November 2002, as varied by telephone.

5.1.3 Date of valuation

29 November 2002.

5.1.4 Purposes of valuation

To assist in the purposed purchase of the trading asset.

5.1.5 Ownership and tenure

The vendor is Perry Barr Racing Club Limited, which holds two long leases, both expiring in 2085, at a combined rental of £67,350.

5.1.6 Fixtures, fittings and equipment

All fixtures, fittings and equipment included in the valuation, with normal trade exceptions.

5.1.7 Basis of valuation (RI.C.S. Appraisal and Valuation Manual)

Reported bases of valuation in accordance with R.I.C.S. Appraisal and Valuation Manual.

Market Value:	£3,600,000
Market Value assuming major extension works are completed and property is available for trading:	£6,000,000

5.1.8 Caveat

This Executive Summary is provided for convenience only and must not be detached from the report and valuation emailed to you 29 November 2002 and will be confirmed shortly.

This Summary must be read in conjunction with the full report and valuation to which it is attached, including all caveats stated therein.

5.2 Overview

As set out in the explanatory letter (appendix C), Humberts have valued the asset based on the existing use and the existing profit stream. This gave the value of £3.6m. They have not taken into account any "hope" value (as they describe it), which translates to ignoring the benefits GRA will bring to the operation.

The letter in appendix C also suggests that a sale for alternative use could yield a higher value and that the inclusion in the GRA portfolio also increases its value.

The Perry Barr lease is quite wide in terms of the leisure opportunities it allows. Humberts were excited by the wider opportunities for the site. In conversation, Humberts estimated that the site could yield between £4m-£5m in open market value.

GRA are proposing to spend £4.2m on the site. This incorporates an element of the "hope" value that we attach to the site and which will be delivered through the application of our operating skills. However, should the necessary redevelopment not progress for whatever reason, in Humberts view, our purchase price should be recoverable, particularly if the site is sold for alternative use. A sale to either of the existing potential acquirers, William Hill or Northern Racing, would also represent an opportunity to recover our outlay.

6 Market evaluation – other income

6.1 Track

6.1.1 Speedway/stock car

The owner has had several approaches from speedway operators. There is therefore an opportunity to have motor sport at the location.

6.1.2 Advertisement hoarding

This is a very visible site and the opportunity to realise income from advertising is very likely.

6.2 Development opportunities

6.1.1 Health and fitness/hotel

We may have the opportunity to incorporate either of these facilities on the site, subject to planning. These have not as yet been factored into our evaluation.

6.1.2 Bookmaker deal

Through the British Greyhound Racing Board we are supporting an initiative to provide industry funding from the off-course betting industry. Currently a voluntary fund exists, which in 2002 will amount, in total, to between £5m and £6m. It is envisaged that a new industry deal will substantially increase this income for the industry. A considerable amount of work is being undertaken to meet these aspirations. Undoubtedly the increase in the number of BAGS fixtures controlled by GRA may have a positive effect on stimulating the resolution of this deal. Currently GRA has 11% of the total BAGS fixtures. With Perry Barr, we will move to 20%.

No new income has been assumed in our base case evaluation of this acquisition opportunity.

6.2.3 BAGS contracts

The current BAGS contract expires in December 2003. Perry Barr operated 109 BAGS meetings in 2002 at a fee below the industry average. BAGS have made a proposal that the contracts be extended by an additional two years and the fees be renegotiated for all BAGS tracks, which will be applicable from 1 January 2003. There have been informal discussions amongst BAGS tracks and it is likely that substantial increases will be sought. In Perry Barr's case, where a below average fee is currently charged, in our view, greater opportunity exists to substantially increase the amount. The range of expectations is for an increase of between 15% and 30%. Perry Barr has made an initial response to BAGS indicating a 20% increase in fees.

6.3 Post-Budd

Post-Budd, it is proposed that the following could enhance the existing business:

6.3.1 *Non-race day use*

A licensed racecourse will be able to open on non-race days and provide customers with the facilities for placing a totalisator or fixed odds bet. This will be on any event in respect of fixed odds and greyhound racing and horse racing in respect of totalisator.

6.3.2 *Gaming machines*

Providing a greyhound licence is held, this will allow the provision of four jackpot machines and a number of £25 amusement with prize type machines, the number being determined by the local authority.

6.3.3 *Other gaming activities*

We will be able to seek a licence from the Gambling Commission to extend the operation into other gaming activities on the same premises i.e. casino, bingo or licensed betting office.

7 Risks

7.1 BAGS

The existing BAGS agreement has a clause that necessitates BAGS approval for the continuation of the contract in the event of a change of ownership of a company: "BAGS may terminate this Agreement immediately upon written notice to the Proprietor if there is a material change in the management, ownership or control of the Proprietor".

Perry Barr has been a provider for some considerable years and we are also an existing BAGS provider. Given that there is not much opportunity for BAGS to chose alternative tracks on integrity and security grounds, we believe the risk is fairly small. Indeed, informal discussions have taken place been BAGS and ourselves in respect of unspecific locations and, generally, these meetings have been positive.

7.2 Refusal of planning permission

If we were not able to gain either landlord's consent or planning permission for the restaurant extension this would thwart our growth plans and our desire to own the facility. In the case of Perry Barr, Birmingham City Council fulfils both roles. To overcome these as a condition of sale, firstly the vendor has applied to the local authority as landlord for consent for an indicative extension scheme, which we should receive prior to completion. The lease, which permits a wide range of leisure uses, states that landlord permission cannot be unreasonably withheld. Secondly, in respect of planning permission, we have taken advice from Humberts, Lawrence Graham and our internal resource. All believe planning permission will be granted. If we should be unsuccessful, we have a fall back position of selling on, given Humbert's valuation of the existing business.

7.3 Site sold to another operator?

If we do not obtain this site, then it is likely that William Hill, who has previously made an offer, will obtain it. Their short-term strategy, in our opinion, would be to target existing Hall Green customers. They are already race-goers, and these customers could be tempted to try an improved facility at Perry Barr.

Our belief, however, is that, in the longer term, the market would grow and people would fall back into their normal pattern in terms of location suitable to where they either live or work. It is difficult to assess this short-term impact, although we know a 1% drop in attendance amounts to £100K in net profit, so it is a significant threat.

8 Site and building appraisal and further capital investment

8.1 Project Gold: Pre-acquisition construction report by David Janssens (member of Institute of Civil Engineers and member of Association of Project Management)

This report is divided into the following sections:

- Condition of the existing stands
- Feasibility of the existing owner's plan to re-construct the Grandstand 1st floor
- Potential New Southern Building.

8.2 Condition of existing stands

8.2.1 *Faithful and Gould's report*

F&G were commissioned to undertake an inspection of the buildings and prepare a report.

The report was based on a visual inspection and no tests were undertaken on the existing building services, although nothing that they saw gave them grounds for undue concern.

GRA will bring the building up to a good standard of repair and presentation prior to opening under the GRA banner.

8.2.2 *Disability Discrimination Act*

The existing Northern Extension contains function rooms at the second floor level, without means of access for wheelchair users.

It is possible that in 2004, under the Disability Discrimination Act, it will be necessary to install a lift.

It will not be entirely straightforward to do so, and F&G suggest that a sum of £100k should be allowed for this purpose.

8.2.3 Refurbishment costs

The F&G report contains estimates of the cost of the refurbishments that they have identified as being required.

Their estimated total cost is £92.5K, in addition to £100k provision for a lift, including an external lift shaft/tower.

I would suggest that a sum of £250K should be allowed for all such works, including fees and a relatively large contingency.

8.3 Feasibility of existing owner's plans for the Grandstand 1st floor.

8.3.1 *Existing owners construction plans*

GRA intends to complete these works as per the owner's plans (page 28). These proposals are to alter the terracing to provide additional accommodation at 1st floor level. He has provided drawings showing the proposal and they show structural alteration, as follows:

a) Take out the existing stepped timber flooring;

b) Modify the existing steel frame, in particular the raking steel beams; and

c) Insert a concrete floor supported on the existing, but modified, steel frame.

I discussed the proposal in some detail with K.Chmiel, the owner's structural engineer.

8.3.2 Interference with use of the bar below

K.Chmiel and the owner believe that the construction work can be undertaken without interrupting the use of the bar at the ground floor beneath the construction works.

I agree that it is technically feasible. However, I am sure there will be problems related to safety, fire etc. and I suggest that we should assume that there would be some interruption in the use of the Ground Floor Bar. However, if we complete the New Southern Building first, we would be able to overcome this by first relocating the ground floor bar into it.

8.3.3 Comments on the proposed table layout

The existing owner's proposal provides some 100 additional restaurant covers.

The drawing attached, shows that this may perhaps be increased slightly to 116 additional covers, giving:

Existing restaurant	136 covers
1st floor extension	116 covers
TOTAL	252 covers

8.3.4 Kitchen & other back-of-house facilities

The proposal entails the use of the existing kitchen, without enlargement, except perhaps the installation of additional appliances.

The other facilities seem to be 'tight' in relation to the number of additional covers. The bar and storage seem small. There will be a way of overcoming such potential problems.

8.4 Potential New Southern Building

8.4.1 Building specification

A brief building specification is provided (paragraph 8.6).

8.4.2 Design/layout

Page 27 shows the proposed Ground and 1st floor plans of the proposed building at the South end of the existing (old) Grandstand. It is currently proposed that it is a 'stand-alone' building (see paragraph 8.7.2).

It provides:

106 covers -	'6-pack' type on the ground floor
276 covers -	Restaurant covers on first floor
382 covers	Total for the New Southern Building

8.4.3 Existing use of space

A 'betting facility' is currently located on the site of the new building, and this would have to be moved.

Existing turnstiles would have to be re-sited, and public access to the existing facilities would have to be carefully planned during construction works.

A water storage tank would also have to be moved.

8.4.4 Construction

The design and construction of the building is straightforward and could be constructed without any business interruption (apart from the issues mentioned above).

There will be some on-cost to deal with the foundations. The Northern Extension was built on old fill, using a 'raft type of foundation'.

We assume that a raft solution will be feasible for the proposed new building.

8.4.5 Planning

There is no reason to suppose that planning consent would not be granted.

8.5 Summary

8.5.1 Building/construction issues

There appears to be no reason, related to building construction issues, which should cause the acquisition to be abandoned, providing sums are made available for improvement works.

8.6 Brief building specification for New Southern Building

8.6.1 General

A 2-storey building to accommodate greyhound-racing spectators.
Plan size 42M x 15M
Height to eaves approximately 7.5M (no higher than existing Grandstand extension)
First floor: Restaurant with 276 covers
Ground floor: Popular bar, fast food, 106 seats and kitchen/staff facilities

8.6.2 Building outline specification

Foundations:
- Reinforced concrete raft

Structure:
- Steel frame, concrete floors

Roof:
- Profiled plastic coated steel

External elevations:
- Glazing, in aluminium framed system to trackside, and to part of each end.
- Facing brick to elevation facing Aldridge Road, and part each end.

Internal finishes:
- Floors generally carpet, except in kitchen, toilets etc
- Walls generally plaster and painted
- Ceilings generally suspended tiled ceilings with integrated lighting systems.

Building services:
- Generally to CIBSE standards. Cooling in selected areas.

Lift:
- To provide disabled access to upper floor.

Specialist systems:
- Safety systems, spectator TV, Tote, CCTV, intruder alarm, etc.

8.7 Comments in relation to the issues raised in D. Janssen's report

8.7.1 Existing owner's plans

Paragraph 8.3 above outlines the existing owner's plan. Whilst our advisors have discussed these plans with the current owners structural engineer, we have yet to fully consider the operational requirements.

8.7.2 Potential Southern Building

The initial proposal shows the new building as a stand-alone block. This option will only be progressed if we cannot link into the new building. Whilst the building may be 'stand alone', it will be very close to the existing operation, therefore not increasing operational costs.

- **Site Plan of Proposed Development**

- **Plan of Proposed New Building**

Plan of Alteration to Existing Club House

9 Project timetable

Due diligence process complete by	10 December 2002
Outline Board approval	11 December 2002
Final negotiation and extension confirmation	January
Offer to shareholders	31 January 2003
Operational control of the site	1 March 2003
Planning application submitted	1 April 2003
Planning approval received	1 August 2003
Completion of construction	January 2004

10 Operational synergies

10.1 Management

We will use a flexible management structure. This will involve initially a shared senior management team from Hall Green e.g. General Manager and Catering Operations Manager. In addition, we are also investigating the possibility for shared accounting and payroll functions for both sites. This will enable us to drive fast improvements in respect of revenues and keep a tight financial control over costs. We will be incurring additional payroll costs but this will be more than offset by revenue improvements.

10.2 BAGS

We estimate a 15% increase in the fees for BAGS fixtures will be implemented from January 2003.

10.3 Retention rates

These are currently 22% at Perry Barr. We will increase them to the GRA standard of 27%.

10.4 Existing tote rental agreement

This agreement, which involves a £67,000 pa rental charge, will be renegotiated. The equipment will be acquired, at a maximum cost of £75,000, and then a straight maintenance agreement will be entered into, as per our other locations.

10.5 Catering operating margins

We will increase margin by professionalising the catering operation and through the use of GRA purchasing agreements.

10.6 Marketing

With a monopoly position as the greyhound operator in Birmingham and with a catchment of 2.5million people within half an hour, we will use the experience we currently have at Hall Green to drive sales, but not at the expense of existing Hall Green customers. Radio and newspaper advertising can be co-ordinated to advertise both stadia. In 2002, Perry Barr spent £2,740 on advertising.

10.7 Racing programme

The racing programme will be closely looked at. The likely result is a reduction in the number of race nights (currently six), to provide an optimum, cost effective racing programme.

10.8 Speedway and other utilisation

We will explore the utilisation of the site for speedway, stock car, advertising hoardings, health and fitness, hotel etc.

10.9 Central reservations

A Central Reservations Call Centre has been established at Belle Vue. By March 2003, this centre will take Hall Green's restaurant and group bookings. We will be ready then to deliver for Perry Barr benefits both in terms of efficiency and outward-bound telephone calls, together with synergistic marketing to proactively sell to new and existing customers on our database. The call centre will potentially enable us to transfer bookings to Perry Barr when capacity is reached at Hall Green.

We will also develop synergistic marketing programmes for Perry Barr and Hall Green, e.g. joint radio advertising.

11 Financial evaluation

11.1 Overview

The financial evaluation and appraisal has been prepared following the due diligence programme carried out during October-December 2002.

In preparing the financial schedules, information supplied by D Janssens (Chartered Engineer), Lawrence Graham, Humberts Leisure as well as internal sources have been used. Where detailed financial information was not available, estimates have been used.

11.2 Trading projections

Trading projections have been prepared both before and after the investment programme, the outline of these being:

11.2.1 2003

During the year, the track will continue trading under the existing format. Race meetings will be reduced by eliminating the 'permit races'. Synergistic benefits outlined in section 10 will add c £100k (full year) to operating profits.

In the year, redevelopment of existing and the creation of new facilities will take place.

11.2.2 2004 (onwards)

The new extended facilities will open in early 2004.

The trading projections have been calculated using a zero based approach for revenue with employment costs broadly based on current levels at Hall Green.

A provisional sum (£40k) has been included within the forecast to restructure the business. This relates entirely to the cost of staff redundancies.

Trading and cash flow projections allow for the major sporting events that occur in "even" years, which may affect our overall business levels.

11.3 Key performance indicators (KPI's)

Whilst a zero base approach to revenue generation and margins has been adopted, comparison to existing performance ratios has been used to ensure that trading projections are stretching but obtainable. In particular, the KPIs for Perry Barr have been derived from those for Hall Green.

11.4 Revenue

A zero based approach for revenue has been used. The key points to note are:

11.4.1 Restaurant

Following the redevelopment, the restaurant will be extended to c 428 covers (currently c136). Occupancy rates have been set at c 1% below those achieved at Hall Green. Spend per head is set at c£3 below those for Hall Green. This approach has been adopted so volume and customer awareness can be achieved.

11.4.2 Tote

Spend per head is set at £21.68 (2005). This is in line with the projection for Hall Green for the current year (2002).

11.4.3 General attendance

Attendance levels have been adjusted to reflect the proposed lower number of meetings held in the year. Actual race nights will be reviewed once we have gained operational control.

BAGS attendance levels have been adjusted to reflect slightly fewer meetings. It is projected that BAGS / SIS fees will increase by 15%.

11.5 Costs

The existing cost base of the business has been used as the base for the 2003 proforma Profit and Loss account. A number of key assumptions have been made:

11.5.1 Catering costs

Perry Barr will transfer to existing GRA supply agreements, thereby enhancing both food and drink margins.

11.5.2 Employment costs

Provision has been made within the appraisal for the appointment of a General Manager in the second half of 2003.

Additional management staff will be employed during 2003/2004 to improve both operational controls/standards and financial controls.

Savings in other staff costs in 2003 are due to fewer race meetings. No additional employment savings have been included for 2003.

The management team in 2003 will reflect the operational needs of the business and will include the appointment of a Racing Operations Manager, General Operations Manager and a Catering Operations Manager (3rd quarter 2003). Whilst these appointments may be from the existing team, it is envisaged that an Accounting Manager will an external recruitment. During 2003, we are expecting the employment costs to increase by c £156k.

11.6 Investment

The total investment of £6.5m is based on the following:

	£k
Share purchase	4,200
Extension/development	2,070
Legal fees (including stamp duty)	81
Other professional fees	44
Minor capital expenditure	75
Contingency	75
	6,545

The extension/development costs were prepared by D Janssens in conjunction with our quantity surveyors. They allow for the installation of EPOS, telephone and Tote systems at a total cost of £140k. These figures are based on either quotes obtained for the Liverpool new build project or direct from suppliers.

Legal fees are based on estimates obtained from Lawrence Graham for the share purchase.

11.7 Financial evaluation

The key factors used:

• Cost of capital	8.5%.	
• Project life	10 years with terminal value.	
• Marginal tax rate	30%	
• Reinvestment:	£75,000	Year 5
	£50,000	Year 8
	£25,000	Sustainable annual future cash flow

11.8 Summary of results

Using the above assumptions in the evaluation model, the following results are obtained:

Operating results

	2002 (actual) £'m	2003 (full year) £'m	2005(post investment) £'m
Turnover	2.5	2.5	3.7
Gross profit	1.1	1.3	2.5
Employment costs	(0.7)	(0.8)	(1.1)
Other costs	(0.2)	(0.2)	(0.7)
Operating profit	0.2	0.3	0.7

Investment appraisal

	NPV £'000	IRR
Base case	1,791	12%
Best case	4,420	16%
Worst case	(580)	7%

The base case incorporates a reasonable set of assumptions; principally those detailed so far. It has been assessed as having an 80% chance of success.

The best-case scenario incorporates small-scale improvements to a range of variables, for example, revenue and employment costs, and incorporates £150,000 pa additional industry funding i.e. from an enhanced bookmakers deal. This scenario has been assessed as having a 15% chance of success.

In the worst-case scenario, a decrease has been assumed in a range of variables and the development cost of £2.2m increases by 5%. This scenario has been assessed as having a 5% chance of occurring.

Overall, taking the probability weighted average of the three outcomes, Project Gold yields an NPV of £2.0m.

12 Appendices

APPENDIX A

20 TOP POSTCODES

APPENDIX B

30 MINUTE DRIVE TIME CONTOURS

Perry Barr Greyhound Stadium
(30 Minute drive time contour)

Hall Green Greyhound Stadium
(30 Minute drive time contour)

Overlap Intersection

APPENDIX C

Our Ref: SHM/AJB/6005

FAO Mr M Stapley
Finance Director
GRA Limited
Hall Green
Stadium York Road
Hall Green
Birmingham
B28 8LQ

9 December 2002

Dear Mr Stapley

PROJECT GOLD

Further to our recent telephone conversations, we set out below some additional comments.

1. Valuation of Asset. Please note that we have valued the asset and not the owning company. Your own valuation of the owning company will include matters that are outside the scope of our valuation, for example tax losses, etc.

2. Market Value. The property is valued in accordance with the market value definition and in the existing use as a greyhound stadium in accordance with the terms of the lease. The possibility of alternative use does exist and this gives an

element of security to the valuation. The best example we can give is that of the high street freehold pub. The theory is that you have two pubs of identical trade and therefore similar hypothetical value. The one in the high street will attract a higher level of bid because the security offered by the alternative use of retail gives a greater degree of security. In our view this illustration is equally relevant to a greyhound track that has an alternative use possibility.

3. Market Position. If this asset was sold in the open market the price achieved would reflect both the existing use value as a greyhound stadium and also "hope" value for alternative use. The market value definition excludes hope value.

We consider that this argument is well supported within your industry and many greyhound stadia have been sold for higher use value over a period of many years. The role of a speculator is to identify and overcome the many hurdles obtaining an alternative use and the speculator's bid would in our view be above market value. By way of example we note that we last valued your Wimbledon Stadium as £12.1m. If you ever decided to dispose of your interest here we would expect you to achieve significantly higher bids than existing use value to reflect the alternative use of a 12.6 acre land ownership in a prominent position in the London area.

4. Sale and Lease Back. In recent years the opportunities for sale and lease back have become much more common for specialist leisure properties. Thus we have in recent times been involved in sale and lease backs of caravan parks, and Hugh Osmond has recently acquired the four Center Parks UK Holiday Villages in a sale and lease back deal worth £465m. These highly specialised financial instruments have given further opportunities for leisure operators to expand there operating base by raising capital.

5. Portfolio Valuations. Depending on market circumstances at the time, valuation of a portfolio as a whole or in parts may produce a greater or lesser figure than the aggregate value of the separate properties it contains. This concept frequently known as "the group factor" has not been addressed in our valuation, but is a potential issue for your consideration. We note that in our valuation dated 25 January 1999, we identified an additional group valuation factor of 15% for your three main stadia - Wimbledon, Hall Green and Bellevue.

We hope that this assists you.

Yours faithfully

Stephen Morgan
HLL HUMBERTS LEISURE
Chartered Surveyors and International
Leisure Business Consulting

Exhibit II-2-aa

Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

(Registered in England and Wales, No. 226267)

BLB Investors, L.L.C.
Corporation Trust Center
1209 Orange Street
Wilmington
New Castle
Delaware

20 April 2004

Dear Sirs,

Project Saloon

We refer to our recent discussions which have resulted in the proposal that BLB Investors, L.L.C. (**BLB**) makes an increased cash offer through a wholly-owned subsidiary (the **Offeror**) for the entire issued and to be issued share capital of Wembley plc (the **Company**) not already owned by BLB at a price of 860 pence per ordinary share plus the distribution by the Company of one share in LP Residual Limited for each ordinary share in the Company and otherwise on terms that we have agreed (the **Proposed Offer**).

We confirm to you that, in the absence of a higher offer, it is the intention of the directors of the Company to recommend unanimously that our shareholders accept the Proposed Offer (the **Unanimous Recommendation**).

In consideration of your commitment of time and personnel and of instructing advisers with the intention of making the Proposed Offer, and as an inducement and pre-condition to your agreeing to announce the Proposed Offer, we undertake and agree with you as follows.

1. We agree that, if the Proposed Offer is announced in the agreed form on 20 April 2004 at a price of 860 pence per share, the Company shall, subject to paragraph 6, pay you in the event that either or both of the circumstances set out in (a) and (b) below occurs, a fee in an aggregate amount equal to 1 per cent. of the value of the Company calculated by reference to either:

   (i) the Winning Offer Price, if any amount has been paid and/or is payable to MGM MIRAGE under the terms of the MGM MIRAGE Inducement Fee Agreement (an **MGM Payment**); or

   (ii) 860 pence per share multiplied by the number of ordinary shares in the capital of the Company on a fully diluted basis, if no MGM Payment has been paid and/or is payable,

   in either case, the **Break Fee**. Subject as set out above, the Break Fee shall be payable if:

(a) the Unanimous Recommendation in respect of the Proposed Offer is not made or is made and then withdrawn (other than in circumstances where it is withdrawn as a result of and, in the Company's reasonable opinion, because of the act or omission of the Offeror and/or BLB), and subsequently the Proposed Offer (which, for the purposes of this sub-paragraph (a), shall include any subsequent increase or revision to the Proposed Offer) lapses or is withdrawn in accordance with its terms; or

(b) there is a Winning Rival Offer,

provided that, in each case, if at the time the Break Fee becomes payable in accordance with paragraph 6, an MGM Payment has been paid and/or is payable, the Break Fee shall be reduced by an amount equal to the MGM Payment and, in such circumstances, references in this letter to the **Break Fee** shall be construed as references to such reduced amount. For the avoidance of doubt, the Break Fee shall be payable once only.

2. For the purposes of this letter:

(a) the **MGM MIRAGE Inducement Fee Agreement** means the letter agreement dated 23 January 2004, as amended by a letter agreement dated 8 April 2004, each entered into between the Company and MGM MIRAGE;

(b) **Winning Offer Price** means, in respect of a Winning Rival Offer which is an offer (as defined in the Takeover Code) for the Company, the consideration per share under that Winning Rival Offer (excluding any value attributed to the shares in LP Residual Limited or anything similar thereto) multiplied by the number of ordinary shares in the capital of the Company on a fully diluted basis or, in respect of any other form of Winning Rival Offer, the consideration in respect thereof; and

(c) **Winning Rival Offer** means any offer (as defined in the Takeover Code) for the Company or other business combination involving the acquisition of control (as defined in s840 Income and Corporation Taxes Act 1988) of the Company or of all or a material part of the assets of the Company (including, without limitation, the gaming and entertainment business located at Lincoln Park, Rhode Island), in each case which is made by a third party unconnected with you and which subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented.

3. The directors of the Company, together owning and/or controlling an aggregate of 94,891 ordinary shares of £1 each in the capital of the Company, representing approximately 0.3% of the existing issued share capital of the Company, have confirmed that, in the absence of a higher offer, they intend to accept the Proposed Offer.

4. No failure or delay by either party in exercising any of its rights under this letter shall operate as a waiver thereof, nor shall any single or partial exercise preclude any other further exercise of such rights. No variation of this letter shall be effective unless in writing and signed by or on behalf of each of the parties.

5. A person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this letter.

6. The Break Fee shall only be payable to the extent lawful. It shall become due and payable to you by the Company after the occurrence of either of the circumstances triggering any such payment as set out in paragraph 1 of this letter in electronic funds transfer for same day value. In the event of a Break Fee becoming payable in the circumstances set out in paragraph 1(b)

above, it shall be paid no later than five business days after that Winning Rival Offer becomes or is declared unconditional in all respects or is otherwise completed or implemented. In the event of a Break Fee becoming payable in the circumstances set out in paragraph 1(a) above, it shall be paid no later than five business days after it has become apparent (in the reasonable opinion of the board of the Company) that there is no reasonable prospect of a Winning Rival Offer becoming or being declared unconditional in all respects or being otherwise completed or implemented. For the avoidance of doubt:

(i) if the Company pays you a Break Fee under paragraph 1(ii) above and the Company subsequently makes an MGM Payment, you shall promptly on demand repay to us in electronic funds transfer for same day value such amount as will result in you having received the amount payable under paragraph 1(i) above; and

(ii) any payment by the Company under the terms of this letter shall be deemed to be inclusive of all amounts in respect of VAT.

7. If any provision in this letter shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this letter but the legality, validity and enforceability of the remainder of this letter shall not be affected.

8. You and we each confirm our respective agreement to the disclosure of the arrangements contained herein to the extent required to enable, respectively, you and the Company to comply with its obligations under the Takeover Code or as otherwise required by the Takeover Panel.

9. This letter shall be governed by, and construed in accordance with, English law and each party submits to the exclusive jurisdiction of the English Courts to settle any dispute arising hereunder.

Would you please indicate your agreement with the terms set out in this letter by signing and returning the enclosed copy.

Yours faithfully,

....

for and on behalf of Wembley plc

Accepted and agreed this 20th day of April, 2004.

....

for and behalf of BLB Investors, L.L.C.

Form CB

Subject Company:	**Wembley plc**
Issuer:	**BLB Worldwide Acquisition, Inc.**
Submitted:	**May 3, 2004**

Part 4

Exhibit II-2-bb

Agreed Form
CCLLP
30.4.04
RSM

● 2004

WEMBLEY PLC

AND

[LP RESIDUAL (HOLDINGS) LIMITED[1]]

SEPARATION AGREEMENT

---

[1] Name availability to be confirmed.

CO:1182968.7

Agreed Form

CC

CONTENTS

Agreed Form

CC

THIS AGREEMENT is made on ● 2004

BETWEEN:

(1) **WEMBLEY PLC**, a company incorporated in England (registered no. 226267) whose registered office is at Elvin House, Stadium Way, Wembley HA9 0DW, United Kingdom ("**Wembley**"); and

(2) **[LP RESIDUAL (HOLDINGS) LIMITED]**, a limited liability company incorporated under the laws of Jersey (registered no. ●) whose [registered office/principal place of business] is at ● (the **Purchaser**).

WHEREAS:

(A) In September 2003, following an investigation by a Federal Grand Jury in Rhode Island, an indictment (CR. No. 03-81-03 ML) (the "**Indictment**") was issued by the United States District Court for the District of Rhode Island against (among others) Lincoln Park, Inc. ("**LPI**"), an indirect wholly-owned subsidiary of Wembley and owner of the gaming and entertainment facility located at Lincoln Park, 1600 Louisquisset Pike, Lincoln, Rhode Island, USA (the "**Lincoln Park Business**"). The Indictment alleged a conspiracy improperly to influence the actions of certain public officials.

(B) On 27 January 2004, Wembley announced that LPI had entered into an agreement (the "**Funding Agreement**") with the United States, acting by and through the United States Attorney for the District of Rhode Island (the "**US Attorney**"), to deposit US$8 million into an escrow account (to be operated pursuant to the "**Escrow Agreement**" between LPI, the United States, acting by and through the US Attorney, and Wachovia Bank, National Association), following agreement by the US Attorney pursuant to the Funding Agreement that this is the maximum aggregate fine that would be sought in the event of a conviction of LPI on all counts under the Indictment. Pursuant to the Funding Agreement, the US Attorney also confirmed that he would not object to the transfer of the Lincoln Park Business to another subsidiary of Wembley (and such agreement would also cover the transactions contemplated by recitals (G)(i) and (ii) below).

(C) On 27 January 2004, the boards of Wembley and MGM MIRAGE announced that they had reached agreement on the terms of a recommended cash acquisition by MGM MIRAGE of Wembley to be effected by a scheme of arrangement (the "**Scheme**") under section 425 of the Companies Act 1985 (the "**Companies Act**"), as more particularly described in the circular of Wembley to its shareholders dated 27 February 2004 (the "**Scheme Circular**").

(D) On 30 March 2004, BLB (as defined in clause 1.1) announced a cash offer to acquire the entire issued and to be issued share capital of Wembley not already owned by BLB at a price of £8.00 per share. On 2 April 2004, Wembley announced the adjournment of the Court meeting of Wembley's shareholders which had been convened to approve the Scheme. On 8 April 2004, MGM MIRAGE announced a revised cash offer (to be

recommended by Wembley in the absence of a higher offer) to acquire the entire issued and to be issued share capital of Wembley at a price of £8.40 per share (before ascribing any value to the LPR Shares as defined in such announcement).

(E) On 20 April 2004, BLB announced a revised cash offer (to be recommended by Wembley, in the absence of a higher offer) to acquire the entire issued and to be issued share capital of Wembley not already owned by BLB at a price of £8.60 per share (before ascribing any value to the LPR Shares as defined in such announcement) (the "**Offer**", references to which shall include (i) any such offer made by any person in which BLB or any of its members is or are directly or indirectly interested (BLB or any such other person who makes the Offer being the "**Bidder**") and (ii) any increase in or amendment to any such offer or any substitute offer or follow on offer following expiry of such offer, in each case designed to give the Bidder Control (as defined below) of Wembley). In the 20 April 2004 announcement, Wembley and BLB reserved the right to agree to the distribution of an alternative economic interest substantially equivalent to the LPR Shares.

(F) UTGR, Inc. ("**UTGR**") and LPRI, LLC ("**LPRI**") are indirect wholly-owned subsidiary undertakings of Wembley and UTGR is the immediate parent undertaking of LPRI. LPRI's entire membership interests (the "**LPRI Interests**") are legally and beneficially owned by UTGR and no other person, free of any Encumbrance.

(G) It is proposed that, on the terms and subject to the conditions set out in this agreement, (among other things) Wembley will agree and/or (as the case may be) agree to procure that:

(i) LPI will be reorganised by way of merger into LPRI (with LPI ceasing to exist and LPRI being the surviving entity);

(ii) except as provided in paragraph (iii) below, LPRI will transfer or distribute its business and assets to UTGR and UTGR will assume all liabilities of LPRI, such that LPRI will have no assets or liabilities;

(iii) LPRI will retain its potential liability in connection with the Indictment (including liability for associated costs), cash balances totalling US$8.0 million and the benefit and burden of the Funding Agreement and the Escrow Agreement;

(iv) UTGR will sell the LPRI Interests to Wembley at market value (being the Deferred LPRI Consideration as defined in clause 3.1.3);

(v) Wembley will sell the LPRI Interests to LPR (as defined in clause 1.1), which shall immediately prior to such sale have an issued and paid up share capital (including, for the avoidance of doubt, share premium), a net asset value and total cash balances in each case of US$8.3 million; and

(vi) Wembley will sell the entire issued and to be issued share capital of LPR (the "**Shares**"), and the Shares will be purchased by the Purchaser.

(H) The entire issued and to be issued share capital of the Purchaser is owned exclusively by a Jersey charitable trust (i) of which Mourant & Co. Trustees Limited is the trustee and (ii) which has and shall have no assets other than cash (and/or cash equivalents) at least equal to its issued share capital and no liabilities other than its share capital and reserves and for advisory fees and routine costs associated with its formation and continued existence and status as an exempt company in Jersey.

(I) Wembley shall procure that LPR shall become a party to this agreement by signing a letter acceding to this agreement, whereupon LPR shall have the rights and obligations ascribed to it by this agreement.

IT IS AGREED as follows:

1. **INTERPRETATION**

1.1 In this agreement including the recitals (in addition to the terms defined in the recitals):

"**Accession Notice**" means a notice duly executed in the form of the notice set out in Schedule 2;

"**Affiliate**" means, in relation to a body corporate, its parent undertakings, its and their respective subsidiary undertakings and the respective directors, officers and employees of any of the foregoing;

"**Applicable Tax**" has the meaning given in the Offer Document;

"**BLB**" means BLB Investors, L.L.C., a limited liability company incorporated under the laws of the State of Delaware, USA whose principal place of business is at 591 West Putnam Avenue, Greenwich, Connecticut 06830, United States of America;

"**BLB Group**" has the meaning given in the Offer Document;

"**Business Day**" means (unless otherwise agreed in writing by the persons who are party to this agreement from time to time) any day (other than a Saturday or Sunday) on which banks generally in London, Jersey and Rhode Island are open for the transaction of normal banking business;

"**Code**" means The City Code on Takeovers and Mergers (and includes reference, where the context requires, to The Rules Governing Substantial Acquisitions of Shares);

"**Completion**" means completion of the sale and purchase of the Shares in accordance with clause 4.2;

"**Control**" means a person (and/or any of its holding companies and its and their wholly-owned subsidiaries) having acquired, or agreed to acquire, shares in Wembley carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of Wembley (including for this purpose voting rights exercisable on issue and attaching to any shares of Wembley that are unconditionally allotted or issued before any offer by that person (and/or any of its holding companies and its and their

subsidiaries) becomes or is declared unconditional as to acceptances (whether allotted or issued pursuant to the exercise of subscription or conversion rights outstanding when any such offer is made or otherwise));

"**Deferred LPR Consideration**" has the meaning given in clause 4.4;

"**Deferred LPRI Consideration**" has the meaning given in clause 3.1.3;

"**Deferred Offer Consideration**" means the aggregate of the LPR Entitlements (as defined in the Offer Document);

"**Encumbrance**" means any mortgage, lien, charge (fixed or floating), pledge, encumbrance, option, right to acquire, other third party right or claim, trust arrangement for the purpose of providing security or any other security or adverse interest of any kind (and including any agreement, arrangement or commitment to create and/or give any of the foregoing);

"**LPR**" means a private limited company to be incorporated under the laws of Jersey (or such other jurisdiction as may be agreed between the parties hereto and BLB) and named, if possible, LP Residual Limited;

"**Offer Document**" means the document dated 1 May 2004 addressed to shareholders of Wembley, setting out the terms and conditions of the Offer;

"**United States**" or "**US**" means the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia; and

"**Wembley Group**" means Wembley and its subsidiary undertakings for the time being and from time to time.

1.2 In this agreement (including the recitals):

1.2.1 any express or implied reference to an enactment (which includes any legislation in any jurisdiction) includes references to:

(a) that enactment as amended, extended or applied by or under any other enactment before or after the date of this agreement;

(b) any enactment which that enactment re-enacts (with or without modification); and

(c) any subordinate legislation (including regulations) made (before or after signature of this agreement) under that enactment, as re-enacted, amended, extended or applied as described in paragraph (i) above, or under any enactment referred to in paragraph (ii) above.

1.2.2 words denoting persons shall include bodies corporate and unincorporated associations of persons;

1.2.3 a reference to a document in the agreed form is to a document in the form annexed to this agreement and initialled for identification by or on behalf of each party;

1.2.4 a reference to a document, agreement, arrangement or commitment include reference to the same as amended or supplemented from time to time; and

1.2.5 a reference to a party to this agreement includes reference to the successors or assigns (immediate or otherwise) of that party.

1.3 In this agreement (including the recitals), unless the contrary intention appears:

1.3.1 the words "**include**", "**includes**" and "**including**" shall be construed as if followed by the words "**without limitation**";

1.3.2 reference to a "**subsidiary undertaking**" or a "**parent undertaking**" has the meaning ascribed thereto in section 258 of the Companies Act;

1.3.3 reference to a "**holding company**" or a " **subsidiary** " has the meaning ascribed thereto in section 736 of the Companies Act; and

1.3.4 a reference to a clause or party or schedule is a reference to a clause of or a party or schedule to this agreement.

1.4 The headings in this agreement do not affect its interpretation.

1.5 The schedules form part of this agreement.

1.6 Save where they incorporate definitions for application in this Agreement, the recitals set out above are intended neither as representations by any party nor as operative provisions.

2. **LAPSE AND CONDITION PRECEDENT**

2.1 In the event that:

2.1.1 the Offer lapses or is withdrawn (and, for the avoidance of doubt, the Offer shall be deemed not to have lapsed or been withdrawn if there is any increase in or improvement to the offer announced by BLB on 20 April 2004 or any increased or improved substitute offer or follow on offer following expiry of such offer, in each case designed to give BLB or a subsidiary of BLB Control of Wembley); or

2.1.2 a person other than the Bidder acquires Control of Wembley,

then this agreement shall terminate immediately thereafter. Such termination shall be without prejudice to rights and obligations accrued up to such termination and shall not apply in respect of the obligations under clauses 1 (Interpretation), 11 (Notices) and 12 (Governing law and jurisdiction), all of which shall continue in full force and effect notwithstanding such termination.

2.2 Wembley's obligations in this agreement shall be conditional on:

2.2.1 the Offer becoming or being declared unconditional as to acceptances;

2.2.2 HM Treasury granting specific consent pursuant to section 765 of the UK Income and Corporation Taxes Act 1988 to the transfer of the LPRI Interests from UTGR to Wembley pursuant to clause 3.1.3 and the subsequent transfer of the LPRI Interests from Wembley to LPR pursuant to clause 3.1.5; and

2.2.3 the Bidder giving notice to Wembley at its registered office (marked for the attention of Mark Elliott) in the form set out in Schedule 1 and attaching thereto a receiving agent's certificate in relation to the Offer complying with Note 7 to Rule 10 of the Code.

3. **REORGANISATION OF THE WEMBLEY GROUP**

3.1 As soon as practicable following receipt of a notice under clause 2.2.3 above, Wembley shall procure that (with the exception of the step in clause 3.1.4, which may be effected at any time before the step in clause 3.1.5) the following transactions shall be implemented in accordance with clause 3.2 in the following order and with each such step being implemented on the Business Day following implementation of the previous step:

3.1.1 LPI shall be reorganised by way of merger into LPRI (with LPI ceasing to exist and LPRI being the surviving entity).

3.1.2 LPRI shall transfer or distribute its business and assets to UTGR and UTGR shall assume all liabilities of LPRI, such that (save for the retention by LPRI of its potential liability in connection with the Indictment (including liability for associated costs), cash balances totalling US$8,000,000 and the benefit and burden of the Funding Agreement and the Escrow Agreement) LPRI shall have no assets or liabilities.

3.1.3 UTGR shall sell and Wembley shall purchase the LPRI Interests for a cash consideration payable by Wembley to UTGR of £1 upon Completion and the £ sterling amount (the "**Deferred LPRI Consideration**") (to the extent positive) equal to the Deferred LPR Consideration less US$8,300,000.

[It is agreed this text may be moved to the US Agreement effecting this step:

The Deferred LPRI Consideration shall be payable by Wembley to UTGR in one instalment, on the later of (i) the Business Day following the date of payment of all of the Deferred LPR Consideration and (ii) five Business Days after agreement between Wembley and the Inland Revenue as to the market value of the LPRI Interests held by Wembley (immediately on their purchase by Wembley) and the market value of LPR (immediately following satisfaction of the requirements of clause 3.1.4), and shall be subject to the deduction of such amount as Wembley may determine in good faith (following agreement with

the Inland Revenue as to the market value of the LPRI Interests) is equal to any liability of Wembley to United Kingdom corporation tax on any chargeable gain accruing to Wembley by virtue of the sale of the Shares to the Purchaser pursuant to clause 4 ("CGT"). Such deduction shall not affect the amount of the Deferred LPRI Consideration, but shall constitute a loan by UTGR to Wembley of a principal amount equal to the amount of the deduction. The loan will be repayable on demand and will bear interest on the principal balance at the rate per annum of 1% over the base rate from time to time of Barclays Bank plc, such interest to be calculated and paid annually on the anniversary of the due date for payment of the Deferred LPRI Consideration (or, if such date is not a Business Day, on the next Business Day). Wembley shall procure that no demand is made for repayment of the loan without the prior written consent of BLB.]

3.1.4 Wembley shall incorporate LPR as a limited liability company under the laws of Jersey (or such other jurisdiction as may be agreed between the parties hereto and BLB) as a direct, wholly-owned subsidiary of Wembley having an issued and paid up share capital (including, for the avoidance of doubt, share premium) of (or equivalent to), total net assets and cash, in each case of US$8,300,000.

3.1.5 Wembley shall sell and LPR shall purchase the LPRI Interests in exchange for an issue of new Shares by LPR to Wembley. All of the Shares will upon completion of the sale of the LPRI Interests as referred to above be legally and beneficially owned by Wembley and no other person, free of any Encumbrance.

3.2 The transactions referred to in clause 3.1 shall take place pursuant to the documents in the agreed form annexed to this agreement marked "A", subject to such amendments thereto as may be necessary or as are otherwise agreed in writing by Wembley, the Purchaser and BLB.

4. **SALE AND PURCHASE OF THE SHARES**

4.1 (a) Subject to sub-clause (b), on the Business Day following completion of the transaction set out in clause 3.1.5 above and conditional on the Bidder first having given notice to Wembley in the form set out in Schedule 4, Wembley shall sell with full title guarantee, and the Purchaser shall purchase, the Shares (including any new Shares issued pursuant to clause 3.1.5 above), free of any Encumbrance and together with all rights attaching thereto at or after Completion.

(b) Completion shall be deemed for all purposes not to have taken place until immediately prior to the Offer having become or been declared unconditional in all respects (unless the Offer is declared unconditional in all respects prior to notice having been given or deemed given pursuant to clause 4.1(a)).

4.2 On Completion, Wembley shall deliver to the Purchaser a stock transfer form transferring the Shares to the Purchaser, together with share certificates in relation thereto and shall procure that a meeting of the board of directors of LPR is held and that the Purchaser is duly registered as the holder of the Shares. Following Completion, the Purchaser shall be the sole beneficial owner of all right, title and interest in and to the Shares as held by Wembley immediately prior to Completion, together with all rights attaching thereto at or after Completion.

4.3 If and for so long after Completion as a person other than the Purchaser remains the registered holder of any Share, Wembley shall procure that such person shall hold that Share and any distributions, property and rights deriving from it at or after Completion in trust for the Purchaser or as it may direct and shall deal with that Share and any such distributions, property and rights deriving from it as the Purchaser direct; in particular, Wembley shall procure the exercise of all voting rights attaching to that Share as the Purchaser may direct.

4.4 The consideration for the sale and purchase of the Shares shall be the payment by the Purchaser to Wembley of £1 at Completion together with (in accordance with the following provisions of this clause 4) the £ sterling amount (the "**Deferred LPR Consideration**") being the aggregate of:

4.4.1 the amounts paid by LPR and LPRI to the Purchaser pursuant to clause 4.5; less

4.4.2 such amounts as the directors of the Purchaser shall reasonably consider to be required in respect of:

(a) any liabilities properly incurred or payable by, and the winding-up or striking-off of, the Purchaser; and

(b) any liabilities properly incurred or payable by the trustees of the trust of which the Purchaser is an asset, and the termination of that trust,

in each case in accordance with clause 4.10.3 (and/or clause 9.2).

The Deferred LPR Consideration shall be paid by the Purchaser to Wembley in one instalment on the second Business Day following the later of:

(i) the date upon which the Purchaser shall receive payment from LPR (and, if applicable, LPRI) pursuant to clause 4.5 of all amounts due from it under that clause (and following payment from LPRI pursuant to clause 4.5 of all amounts due from it under that clause); and

(ii) the Inland Revenue having given written confirmation of its agreement with Wembley of the market value of LPR (immediately following satisfaction of the requirements of clause 3.1.4) and the market value of the LPRI Interests (upon their acquisition by Wembley from UTGR pursuant to clause 3.1.3) (the "**Valuations**"),

provided that, if at any time following the date six months after the Offer becomes or is declared wholly unconditional, payment has been received by the Purchaser as described in (i) above, but the Inland Revenue and Wembley have not agreed the Valuations in writing, then:

(A) Wembley shall as soon as reasonably practicable comply with any reasonable requests by the Purchaser for information concerning the status of discussions and correspondence with the Inland Revenue in relation to the Valuations in order that the Purchaser may exercise its right to give instructions as contemplated by sub-paragraph (B) below on an informed basis.

(B) Subject to sub-paragraph (C) below, the Purchaser may by notice to Wembley at any time thereafter require that Wembley shall agree the Valuations with the Inland Revenue within one month of receipt of the notice at such amounts as the Inland Revenue have agreed in writing they will accept and the Purchaser shall in the notice require (in which event the Deferred LPR Consideration shall in consequence become payable on the second Business Day following the later of (i) and (ii) above).

(C) Wembley shall not be obliged to comply with any requirement of a notice given by the Purchaser under sub-paragraph (B) if Wembley gives the Purchaser notice within one month of receipt of the Purchaser's notice that to do so would in Wembley's reasonable opinion result in (x) an aggregate tax cost to the BLB Group in excess of any amount which BLB Acquisition is entitled to deduct from the Deferred Offer Consideration in respect of Applicable Tax and/or (y) any of the operations and/or businesses of any member of the BLB Group otherwise being disadvantaged.

4.5 Following:

(a) either a final judgement in respect of the Indictment (being a judgement which is non-appealable or in respect of which all rights of appeal have lapsed) or a final and binding settlement in respect of the Indictment; and

(b) satisfaction (in the reasonable opinion of the directors of LPR and the manager(s) of LPRI) of all liabilities of LPR and LPRI (including liabilities for associated costs as described in the parenthesis in clause 4.9.2(a)),

(i) LPR shall procure that LPRI shall pay or procure the payment to LPR (or to the Purchaser) of a £ sterling amount representing all remaining cash balances of LPRI, subject only to the retention of such amounts as the manager of LPRI shall reasonably consider to be required in respect of the winding-up or striking off of LPRI; and

(ii) the Purchaser shall procure that LPR shall, as soon as reasonably practicable thereafter, pay or procure the payment to the Purchaser of a £ sterling amount representing all remaining cash balances of LPR, subject only to the retention of such amounts as the directors of LPR shall reasonably consider to be required in

respect of the winding-up or striking-off of LPR (and such liabilities shall include fees for the services of the directors of LPR as stated in the Offer Document).

References to amounts paid under this clause 4.5 shall include reference to all distributions by LPRI and LPR whether as dividends or distributions upon liquidation or otherwise. Obligations due under this clause 4.5 shall be deemed only to be satisfied when LPRI and LPR have no assets (including rights to assets) other than amounts which are to be retained by them respectively in accordance with this clause 4.5.

4.6 The Deferred LPR Consideration shall be paid in £ sterling by electronic transfer to arrive in cleared funds, net of all charges, deductions or withholdings in such bank account of Wembley as Wembley shall notify to the Purchaser, such notification to be made not more than five Business Days after the Offer becomes or is declared wholly unconditional.

4.7 As of Completion the directors of the Purchaser and LPR shall be Claes Hultman, Mark Elliott, Peter Harris and Neil Chisman and the manager of LPRI is intended to be a new corporate entity to be incorporated as a subsidiary of the Purchaser and of which the directors shall be the same persons as are directors of the Purchaser. The Purchaser and LPR undertake to Wembley that the businesses of the Purchaser, LPR and LPRI will following Completion be conducted in a lawful and proper manner. Subject to the previous sentence, the Purchaser will not take any action to alter the composition of the board of LPR or the manager(s) of LPRI following Completion unless and to the extent that the Purchaser is required to appoint any replacement director(s) of LPR (or LPR is required to appoint any replacement manager of LPRI) by reason of less than the minimum number remaining due to incapacity, resignation, retirement or death, in any which event any director and/or manager appointed at the instance of the Purchaser shall be free to exercise his or her powers, authorities and discretions as he or she may see fit. The Purchaser may only remove and/or appoint the minimum number of persons necessary to remedy any of the above circumstances. The Purchaser's obligations under this clause 4.7 shall terminate upon payment of the Deferred LPR Consideration. Nothing in this agreement is to be construed as conferring on any of the individuals named in this clause any right pursuant to the Contracts (Rights of Third Parties) Act 1999 or otherwise. Messrs. Hultman, Elliott, Harris and Chisman will be paid for acting as directors of LPR as set out in the Offer Document, but they will not be paid for acting as directors of the Purchaser or of the corporate manager of LPRI.

4.8 The Purchaser shall procure that, after having acquired them and until after payment of the Deferred LPR Consideration, LPR shall not dispose of any of the LPRI Interests or any interest therein (including by the creation of any option or derivative) or allow any of them to become subject to any Encumbrance.

4.9 The Purchaser shall have no assets other than the Shares (and shares in the new manager of LPRI as contemplated by clause 4.7) and shall not have any liabilities other

than as contemplated by this agreement. From Completion and until after payment of the Deferred LPR Consideration:

4.9.1 the Purchaser shall not dispose of any of the Shares or any interest therein (including by the creation of any option or derivative) or allow any of them to become subject to any Encumbrance; and

4.9.2 LPR shall not, and shall procure that LPRI shall not, (and the Purchaser shall procure that neither of them shall) dispose of any of their respective assets (in the case of LPR, other than the LPRI Interests, which are subject to the restrictions of clause 4.8) or any interest therein or arising therefrom or in relation thereto (including by the creation of any option or derivative) or allow any of them to become subject to any Encumbrance, in each case other than in discharging:

(a) any liability in connection with the Indictment (including liability for any related costs, such as advisory fees, proper remuneration for persons other than the directors of LPR and other customary expenses) or which may be or is otherwise to be paid as set out in clauses 4.4.2 and 4.5 or the directors' remuneration referred to in clause 4.7; or

(b) such amounts as the directors of the Purchaser shall reasonably consider and notify to LPR and/or LPRI are required in respect of:

(i) any liabilities properly incurred or payable by the Purchaser; and/or

(ii) any liabilities properly incurred or payable by the trustees of the trust of which the Purchaser is an asset,

in each case in accordance with clause 4.10.3 (and/or clause 9.2).

4.10 The Purchaser undertakes that:

4.10.1 it shall (at the expense of LPR and/or LPRI and/or the new manager of LPRI) provide within a reasonable time such co-operation and assistance as LPR and/or LPRI and/or the new manager of LPRI may reasonably request in writing in connection with their conduct of the proceedings in connection with the Indictment;

4.10.2 it shall not do (or agree or arrange to do) anything the purpose of which is to reduce the Deferred LPR Consideration;

4.10.3 the only expenditure incurred and to be incurred by it and the trustees of the trust of which it is an asset and which may be paid from the assets of LPR and LPRI pursuant to clause 4.4.2 and/or clause 4.9.2(b) or otherwise shall be:

(a) expenditure reasonably incurred in connection with responding to requests pursuant to clause 4.10.1;

(b) reasonable and customary formation fees in respect of the incorporation of the Purchaser and the new manager of LPRI;

(c) reasonable and customary fees and expenses for the trustee(s) of the trust and the secretary of both the Purchaser and the new manager of LPRI (and reasonable fees and expenses of persons to whom any of the foregoing may delegate performance of any of their functions and/or responsibilities) and for the use of a registered office address;

(d) reasonable and customary professional fees and disbursements in relation to the preparation and submission of annual accounts and statutory filings in respect of the trust and the Purchaser and the new manager of LPRI as necessary;

(e) the Jersey exempt company fee payable to the Jersey tax authorities from time to time in order to maintain the exempt status of the Purchaser and the new manager of LPRI; and

(f) reasonable and customary professional fees and disbursements (including fees payable to the relevant regulatory authorities and governmental agencies) in connection with terminating the trust and winding-up the Purchaser and the new manager of LPRI,

in each case together with related value added or similar taxes.

4.11 Notwithstanding any provision of clauses 3 and 4 (other than this sub-clause), the persons who are from time to time parties to this agreement may in writing agree to enter into alternative transactions to those set out in such provisions in the event and to the extent necessary for practical reasons and/or to comply with applicable legal and regulatory requirements in all relevant jurisdictions provided that such alternative transactions are designed to achieve the same commercial and economic objectives as a distribution of the LPR Shares (as defined in the announcement of the Offer on 20 April 2004). Each party to this agreement from time to time agrees to give reasonable consideration to any proposed alternative transaction put to it by any other party. It is agreed that, without limitation, the failure to obtain clearance for the share for share exchange referred to in clause 3.1.5 under section 138 of the UK Taxation of Chargeable Gains Act 1992 shall constitute one circumstance to which the provisions of this clause 4.11 are intended to apply.

4.12 The Purchaser shall itself and shall procure that LPR and LPRI (and its new manager referred to in clause 4.7) shall following Completion keep the trustee(s) of the trust of which the Purchaser is a subsidiary informed in general terms and, from time to time upon request by the trustee(s), in reasonable detail (including by the provision of copy documents and/or access to original documents) of the progress of the Lincoln Park Litigation. This clause 4.12 shall not operate so as to require any company or person to do anything which might, in the opinion given in writing of LPRI's Rhode Island

counsel, cause privilege to be lost in respect of any material relevant to the Lincoln Park Litigation.

4.13 Following the Offer becoming or being declared wholly unconditional, Wembley shall take all reasonable steps to:

4.13.1 agree with the Inland Revenue as soon as reasonably practicable the market value of LPR (immediately following satisfaction of the requirements of clause 3.1.4) and the market value of the LPRI Interests (upon their acquisition by Wembley from UTGR pursuant to clause 3.1.3); and

4.13.2 enable BLB Acquisition in good faith to estimate the amount of the Applicable Tax reasonably promptly following payment of the Deferred LPR Consideration.

5. **DEFERRED OFFER CONSIDERATION**

In the event of any default in payment by the Purchaser following receipt by the Purchaser of funds from LPR/LPRI pursuant to clause 4.5, then LPR and LPRI shall (subject to the rights of any permitted assignee of Wembley's rights under this Agreement) each have the right pursuant to clause 9.6 to procure that Wembley fully enforces its rights against the Purchaser in respect of the non-payment of the Deferred LPR Consideration under this agreement.

6. **WARRANTIES**

6.1 Each party covenants with and warrants to the others that:

6.1.1 it has the requisite power and authority to enter into and perform each of its obligations in this agreement (including, in the case of Wembley, all requisite discretions and control over the Shares to enable it to perform its obligations, together with the right and authority to procure the transfer to the Purchaser of the full legal and beneficial interest in the Shares on the terms set out in this agreement), each of which constitutes its valid and binding obligation enforceable against that party in accordance with its terms;

6.1.2 its entry into and compliance with the terms of this agreement does not and will not (and Wembley covenants with and warrants to the other parties to this agreement that the performance by the members of the Wembley Group referred to in this agreement of their obligations described in clause 3 (Reorganisation of the Wembley Group) does not and will not) conflict with or constitute a default under any provision of:

(a) any Encumbrance, agreement or instrument to which it and/or any member of the Wembley Group is party or by which it and/or any member of the Wembley Group and/or any of their respective assets is bound, subject, or entitled, save for:

(i) any obligation of Wembley to MGM Mirage under the break fee letter dated 23 January 2004 as amended by a letter dated 8 April 2004, copies of which have been disclosed to BLB; or

(ii) the consents which member(s) of the Wembley Group would require to effect the transactions contemplated by clause 3 (Reorganisation of the Wembley Group) and clause 4 (Sale and purchase of the Shares) in order to comply with the provisions of the documents described in Schedule 3 as giving rise to the requirement for consents, each of which Wembley shall use all reasonable endeavours to procure prior to the due date(s) for performance of the relevant obligation(s) in clause 3 (Reorganisation of the Wembley Group) and Wembley shall from time to time pending each such consent keep the Purchaser promptly informed of all material developments with respect to the obtaining of such consent;

(b) (as applicable) the memorandum or articles of association, bye-laws, partnership agreement, LPRI Operating Agreement (as annexed hereto) or other constitutional document of that party and/or any member of the Wembley Group; or

(c) any order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which that party and/or any member of the Wembley Group and/or any of their respective assets is bound, subject, or entitled,

subject to:

(i) in the case of the above statements as given by Wembley (and, upon its accession to this Agreement, LPR), the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and all other relevant state and federal regulators having confirmed that, on the Offer becoming or being declared unconditional in all respects, all material licences and other operating authorities (however denominated) necessary for the ownership or operation of the Lincoln Park Business will have and will continue to have full force and effect; and

(ii) in the case of the above statements as given by the Purchaser, the Offer becoming or being declared wholly unconditional.

7. ACCESSION BY LPR

7.1 At any time prior to when the purchase of the LPRI Interests is due to take place in accordance with the terms of clause 3.1.5, a person fulfilling the requirements of the definition of "LPR" may by giving an Accession Notice to the other persons then party to this agreement become party to this agreement with all the benefits and obligations

of LPR under this agreement (and the covenants and warranties in clause 6 (Warranties) shall be deemed given by that person upon its accession to this agreement). The person giving the Accession Notice may rely on and enforce its rights pursuant to this clause 7 pursuant to the Contracts (Rights of Third Parties) Act 1999. Pending the giving of the Accession Notice, the consent of or notice to any person fulfilling the description of LPR shall not be necessary for any amendment to or termination of this agreement.

7.2 Wembley shall procure that a person fulfilling the requirements of the definition of the "LPR" shall become a party to this agreement in accordance with clause 7.1 prior to when the purchase of the LPRI Interests is due to take place in accordance with the terms of clause 3.1.5.

7.3 References in this clause 7 to "a person fulfilling the requirements of the definition of "LPR" shall be construed as requiring that LPR is owned and capitalised as described in clause 3.1.4.

8. **FURTHER ASSURANCES**

Each party shall, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as any other party may from time to time reasonably require in order after Completion to vest any of the Shares in the Purchaser, its nominee or its assignee, or as otherwise may be necessary to give full effect to this agreement.

9. **GENERAL**

9.1 Each of the obligations, warranties, covenants and undertakings set out in this agreement (excluding any obligation which is fully performed at Completion) shall continue in force after Completion.

9.2 Save as otherwise provided in this agreement, each party shall pay the costs and expenses incurred by it in connection with the entering into and performance of this agreement. The Purchaser undertakes to Wembley to pay the costs and expenses (other than enforcement costs) of the Assignee and Security Trustee (as defined in the Security Assignment and Charge proposed to be entered into to secure the payment of the Deferred Offer Consideration).

9.3 If any provision of this agreement is held to be invalid or unenforceable, that provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this agreement, but without invalidating any of the remaining provisions and the parties shall in such circumstances co-operate in good faith to seek to agree alternative provisions in order to achieve the same commercial and economic objectives.

9.4 This agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this agreement.

9.5 The rights of each party under this agreement:

Ce

9.5.1 may be exercised as often as necessary;

9.5.2 unless otherwise expressly provided in this agreement, are cumulative and not exclusive of rights and remedies provided by law; and

9.5.3 may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

9.6 Without prejudice to the rights of any permitted assignee of any party's rights under this agreement, a person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 save to the extent that this agreement expressly confers any right on any person who is not a party to this agreement in which event(s) such person(s) may enforce this agreement pursuant to the Contracts (Rights of Third Parties) Act 1999.

9.7 This agreement contains the whole agreement between the parties relating to the transactions contemplated by this agreement and supersedes and extinguishes altogether all rights and obligations under all previous agreements, whether oral or in writing, between the parties (or any of their respective Affiliates, each of whom may rely on this clause pursuant to the Contracts (Rights of Third Parties) Act 1999).

9.8 This agreement may only be amended if in writing signed by the parties to this agreement at the relevant time and in any event with the written consent of BLB and, in any event following the Offer becoming or being declared unconditional in all respects, with the written consent of LPR.

9.9 No party may assign or allow to be held in trust any of its rights under this agreement save that:

9.9.1 Wembley may assign its rights under a security assignment in the agreed form annexed to this agreement marked B (with such changes as may be agreed between the parties to this agreement and BLB) (and may assign its rights to an alternative security trustee from time to time thereunder). The Purchaser agrees to acknowledge to the security trustee any notice of any such assignment which it is given; and

9.9.2 the Purchaser shall at the request of BLB assign the benefit of clause 6 to BLB which may have such benefit at the same time as the Purchaser and any assignee under clause 9.9.1 on terms that any loss of BLB arising from a breach of warranty or covenant under clause 6 shall be calculated on the same basis as if BLB was an original beneficiary of clause 6.

CC 9.10 The Purchaser shall have no right to determine the validity of any notice under clause 2.2.3 or clause 4.1(a).

10. **RELATIONSHIP OF THE PARTIES**

This agreement shall not be construed as creating any partnership or (except to the extent expressly described) agency relationship among any of the parties and no party shall represent itself as the agent or representative of any other party and shall have no right to create or assume any obligation whatsoever on behalf of any other party save as provided in this agreement.

11. **NOTICES**

11.1 Any notice or other formal communication given under this agreement (which includes fax, but not email) must be in writing and may be delivered or sent by fax to the party to be served as follows:

11.1.1 to Wembley at:

Elvin House, Stadium Way, Wembley HA9 0DW, United Kingdom

Fax: +44 20 8900 1046

marked for the attention of the Company Secretary

11.1.2 to the Purchaser at:

[Address]

[Fax]

marked for the attention of ●

11.1.3 to LPR at such address, and to such fax number (if any), as shall be notified in any Accession Notice,

or at such other address or to such fax number as each may notify to the other parties under this clause. The giver of each notice or other formal communication under this agreement shall provide a copy thereof to:

BLB c/o Kerzner International Limited, 2 – 4 Packhorse Road, Gerrards Cross, Buckinghamshire, SL9 7QE, United Kingdom

Fax: + 44 1753 899 808

marked for the attention of Charles Adamo

with a copy to:

BLB c/o Kerzner International Limited, Coral Towers, 3rd Floor, Casino Drive, Paradise Island, The Bahamas

marked for the attention of Charles Adamo

Fax: + 1 242 363 5401

with a copy to:

BLB c/o Starwood Capital Group Global, L.L.C., 591 West Putnam Avenue, Greenwich, Connecticut 06830, United States of America

Fax: + 1 203 422 7814

marked for the attention of Madison Grose

11.2 Any notice or other communication shall be deemed to have been given:

11.2.1 if delivered, at the time of delivery; or

11.2.2 if sent by fax, on completion of the transmission,

provided that if delivered or transmitted after 5.00pm (local time at the place of destination) or on any Saturday, Sunday or public holiday in the country of destination, it shall be deemed given on the next following day which is not a Saturday, Sunday or public holiday in the country of destination.

11.3 In proving the giving of a notice or other formal communication it shall be sufficient to prove that delivery was made or that the fax was properly addressed and transmitted, as the case may be.

12. GOVERNING LAW AND JURISDICTION

12.1 This agreement is governed by English law.

12.2 The English courts shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement. The parties irrevocably submit to the exclusive jurisdiction of the English courts and waive any objection to the English courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute.

AS WITNESS this agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

Agreed Form
CC.

SCHEDULE 1

NOTICE PURSUANT TO CLAUSE 2.2.3 OF THE AGREEMENT

To: Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

● 2004

Dear Sirs

We hereby give you notice pursuant to clause 2.2.3 of the Separation Agreement dated ● 2004 that the Offer as defined in the Separation Agreement is unconditional as to acceptances and we confirm that we are not aware of any matter which will prevent the Offer becoming or being declared unconditional in all respects, subject to satisfaction of the conditions relating to implementation of the transactions set out in clauses 3 (Reorganisation of the Wembley Group) and 4 (Sale and purchase of the Shares) of that Separation Agreement, provided that this confirmation shall be without prejudice to our rights under the Offer in respect of any matter of which we become aware after the giving of this letter to the extent that we may exercise them in accordance with the provisions of the City Code on Takeovers and Mergers and the requirements of the Panel on Takeovers and Mergers. We enclose a receiving agent's certificate in relation to the Offer in accordance with Note 7 to Rule 10 of the Code.

Yours faithfully

....

For and on behalf of BLB Worldwide Acquisition, Inc.

Agreed Form

Ce

SCHEDULE 2

FORM OF ACCESSION NOTICE

From: LP Residual Limited

To: [Each person currently party to the Agreement]

[Date]

Dear Sirs

1. This letter is an Accession Notice as defined in the Separation Agreement dated ● 2004 (the "**Agreement**") pursuant to clause 7 thereof (Accession by LPR).

2. We hereby undertake to you to perform the Agreement and to be bound by the terms of the Agreement as if we had been an original party thereto with all the rights and obligations of LPR as set out therein.

3. This undertaking is given in consideration of our obtaining the benefit of the Agreement pursuant to clause 7 thereof (Accession by LPR) as if we had been an original party thereto with all the rights and obligations of LPR as set out therein.

4. Our address [and fax number] for the purpose of clause 11.1.3 of the Agreement shall be as follows: ●.

Yours faithfully

....

For and on behalf of LP Residual Limited

SCHEDULE 3

THIRD PARTY CONSENTS

	Agreement	Parties	Date	Restriction on Assignment
1.	£40 million Multi-currency Revolving Facility Agreement	Barclays Bank plc (1) Wembley plc and others (2)	17 January 2002	Consent (or prepayment/cancellation of the facility) is required to implement the Lincoln Park Reorganisation and to a change of control of Wembley.
2.	Global Cash Access ATM Service Agreement	Global Cash Access, L.L.C. (1) WG Partnership, L.P. (2)	1 January 2003	Assignment without the prior written consent of Global Cash Access, L.L.C. is prohibited. Any transaction that results in a change in the majority of the economic or voting interests of WG Partnership, L.P. or any entity directly or indirectly controlling WG Partnership, L.P. or the surviving entity shall be deemed an assignment.
3.	Totalisator Services Agreement	Autotote Systems, Inc (1) United Track Racing (2)	18 May 1994	Section IV.Q prohibits assignment without prior consent, which consent shall not be unreasonably withheld.
4.	Client Agency Agreement	Trainor Wendell Iamele (1) Lincoln Park, Inc. (2)	undated	Section 10.4 prohibits assignment without prior written consent.

5.	Lease Agreements for Xerox Equipment	Xerox Corporation (1) Burville Racing Association (now known as Lincoln Park, Inc.) (2)	16 May 2003	Section 8 prohibits assignment without prior written consent.

Cc

SCHEDULE 4

NOTICE PURSUANT TO CLAUSE 4.1(A) OF THE AGREEMENT

To: Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

● 2004

Dear Sirs

We hereby give you notice pursuant to clause 4.1(a) of the Separation Agreement dated ● 2004 that the Offer as defined in the Separation Agreement is unconditional as to acceptances and we confirm that we are not aware of any matter which will prevent the Offer becoming or being declared unconditional in all respects, subject to satisfaction of the conditions relating to implementation of the transaction set out in clause 4 (Sale and purchase of the Shares) of that Separation Agreement, provided that this confirmation shall be without prejudice to our rights under the Offer in respect of any matter of which we become aware after the giving of this letter to the extent that we may exercise them in accordance with the provisions of the City Code on Takeovers and Mergers and the requirements of the Panel on Takeovers and Mergers.

Yours faithfully

....

For and on behalf of BLB Worldwide Acquisition, Inc.

cc

EXECUTED by the parties

EXECUTED for and on behalf of)
WEMBLEY PLC)
by)

Executed for and on behalf of)
[LP RESIDUAL (HOLDINGS) LIMITED])
by)

Exhibit II-2-cc

FUNDING AGREEMENT

This Funding Agreement dated January 23, 2004 is between Lincoln Park, Inc., a Rhode Island corporation ("Lincoln Park") and the United States of America acting by and through the United States Attorney for the District of Rhode Island ("the Government").

WHEREAS, Lincoln Park has been indicted under Indictment No. CR 03-81-03ML filed by the Government against Burrillville Racing Association, a/k/a Lincoln Park, a/k/a Lincoln Greyhound Park, a/k/a Lincoln Park, Inc. (the "Indictment"), and if convicted Lincoln Park could be subject to fines aggregating up to US$8,000,000 ("Maximum Fine"); and

WHEREAS, Lincoln Park is awaiting trial before the United States District Court for the District of Rhode Island (the "Court") on the charges under the Indictment, which trial has not yet been scheduled; and

WHEREAS, Lincoln Park is a wholly-owned member of a group of companies of which the ultimate parent is Wembley plc (the "Wembley Group") and it is envisaged that an unrelated third party purchaser may wish to purchase, as part of an acquisition of all or substantially all of the Wembley Group, the business, assets and property of Lincoln Park without acquiring Lincoln Park itself (the "Ultimate Sale"), and in connection with and in preparation therefor Wembley Group wishes to internally restructure by engaging in one or more transactions of pre-sale internal and intra-group restructurings to the effect that the business, assets, and property of Lincoln Park would be transferred to another company within the Wembley Group and Lincoln Park itself would no longer remain within the Wembley Group, including but not limited to and by way of example only:

(i) converting Lincoln Park to a Rhode Island limited liability company by means of merging Lincoln Park with a new Rhode Island limited liability company, with the new Rhode Island limited liability company (the "LLC") surviving the merger and being the successor of Lincoln Park;

(ii) thereafter causing the LLC to transfer (by sale or distribution) substantially all of its assets and all of its operating assets to the LLC's immediate parent, UTGR, Inc., a Delaware corporation ("UTGR") or other entity controlling, controlled by, or under common control with UTGR or Lincoln Park subject to liabilities other than those arising from, related to, or in connection with the Indictment and the defense thereof for proceeds (consideration), if any, to be determined;

(iii) the distribution by dividend or otherwise by the LLC of the proceeds (consideration), if any, of the aforementioned transfer to UTGR;

(iv) causing the distribution or transfer of the interests in the LLC itself and/or UTGR itself to the shareholders of UTGR and/or the shareholders of corporations controlling, controlled by, and under common control with the LLC and UTGR; and

(v) engaging in other similar or dissimilar pre-sale internal and intra-group restructurings as Wembley Group may from time to time deem necessary or desirable.

All of the transactions referred to in clauses (i) through (v) are hereinafter collectively referred to as "Preliminary Restructurings".

WHEREAS, the Government, which is prosecuting the case against Lincoln Park, has no objections to the Preliminary Restructurings and the Ultimate Sale as long as provision is made by Lincoln Park for the funding and payment of any fine up to the Maximum Fine that might ultimately be levied in the event Lincoln Park is convicted of the charges under the Indictment; and

WHEREAS, Lincoln Park has agreed with the Government to deposit US$8,000,000 in cash with Wachovia Bank, National Association, a national banking association, as escrow agent ("Escrow Agent") pursuant to an escrow agreement in substantially the form annexed hereto as Exhibit A ("Escrow Agreement") as a fund from which to pay any fine in the event that Lincoln Park is convicted.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1. <u>Effectiveness</u>. This Agreement shall become effective immediately upon the execution by the parties hereto and by the Escrow Agent of the Escrow Agreement and the deposit by Lincoln Park of US$8,000,000 (the "Escrow Amount") with the Escrow Agent under the Escrow Agreement.

2. <u>Representations and Warranties of Parties</u>. Each of the parties hereby represents and warrants to the other that each of the parties has full power and authority to enter into and perform this Funding Agreement, that the execution and performance of this Funding Agreement have been authorized by all applicable authority and all necessary action, that this Funding Agreement has been duly executed and delivered by or on behalf of the parties hereto and that this Funding Agreement is the legal, valid, and binding obligation of each party and is enforceable in accordance with its respective terms.

3. <u>*Joint Disbursement Instructions Upon Disposition of Case.*</u>

(a) In the event of a judgment of acquittal by the Court or a verdict of not guilty in favor of Lincoln Park, or in the event of any other dispositive ruling by the

Court in favor of Lincoln Park and the exhaustion of all appeals or petitions for review by the Government, the entire Escrow Amount shall be immediately disbursed to Lincoln Park.

(b) In the event of a guilty verdict against Lincoln Park and the imposition of a fine against Lincoln Park, and exhaustion of all appeals or petitions for review by Lincoln Park, an amount equal to the fine imposed shall be immediately disbursed to the Clerk of the Court ("Court Clerk") in the amount of the fine, and any balance shall be immediately disbursed to Lincoln Park.

(c) In the event of any disposition of any of the charges brought against Lincoln Park that results in a fine assessed against Lincoln Park with respect thereto, an amount equal to the fine imposed shall be immediately disbursed to the Court Clerk and any balance remaining in the Escrow Amount shall be immediately disbursed to Lincoln Park.

(d) In the event the parties hereto mutually agree in writing to any other disbursement of the Escrow Amount, the funds shall be immediately disbursed in accordance with such written agreement.

(e) In the event of the occurrences described above, the parties hereto agree to expeditiously issue joint written disbursement instructions to the Escrow Agent in accordance with the above provisions, and to take such other action as may be reasonably requested by each party to effect the expeditious disbursement of the Escrow Amount as provided above.

4. Sole Recourse to Escrow Amount. The Government agrees that upon and subject only to the effectiveness of this Funding Agreement as provided in Section 1 hereof, the Government's sole recourse is to seek payment of any fines from the Escrow Amount and the Government agrees and warrants that it will not:

(a) make, file or assert any objection to the Preliminary Restructurings and Ultimate Sale; and/or

(b) assert or demand any rights, claims or interests in any property whatsoever of UTGR, Lincoln Park, their successors and assigns, and any person or entity controlling, controlled by or under the control of Lincoln Park and any successors and assigns thereof, other than any rights, claims or interests in the Escrow Amount in accordance with this Funding Agreement and the Escrow Agreement.

5. Escrow Expenses and Liabilities. Lincoln Park agrees to bear all responsibility for, and to hold the Government harmless from and against all expenses and liabilities arising from the Escrow Agreement except to the extent such expenses and liabilities arise from the breach of this Funding Agreement or the Escrow Agreement by the Government.

6. Further Assurances. From time to time, without further consideration, the parties will execute and deliver, and arrange for the execution and delivery of such other instruments and documents and take such other action or arrange for such other action as may be reasonably requested by a party hereto to better effectuate and/or more effectively confirm the provisions of this Funding Agreement.

7. Amendment or Waiver. This Funding Agreement may be changed, waived, discharged or terminated only by a writing signed by the parties. No delay or omission by any party in exercising any right with respect hereto shall operate as a waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

8. Severability. To the extent that any provision of this Funding Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Funding Agreement.

9. Governing Law. This Funding Agreement shall be construed and interpreted in accordance with the internal laws of the State of Rhode Island without giving effect to the conflict of laws principles thereof.

10. Entire Agreement. This Funding Agreement, together with the exhibit hereto, constitutes the entire agreement between the parties relating to the subject matter hereof and sets forth in their entirety the obligations and duties of each party with respect thereto.

11. Binding Effect. All the terms of this Funding Agreement, as amended from time to time, shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

12. Execution and Counterparts. This Funding Agreement may be executed in two or more counterparts which, when so executed, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Funding Agreement to be executed as of the date first written above.

LINCOLN PARK, INC.

By: ______________________
Name: ______________________
Title: ______________________

UNITED STATES OF AMERICA,
acting by and through the
UNITED STATES ATTORNEY FOR THE DISTRICT OF RHODE ISLAND

By: ______________________
Michael P. Iannotti, Assistant U.S. Attorney

283426_7.doc

IN WITNESS WHEREOF, the parties hereto have caused this Funding Agreement to be executed as of the date first written above.

LINCOLN PARK, INC.

By: ______________________________
Name: ______________________________
Title: ______________________________

UNITED STATES OF AMERICA,
acting by and through the
UNITED STATES ATTORNEY FOR THE DISTRICT OF RHODE ISLAND

By: [signature] ______________________________
Michael P. Iannotti, Assistant U.S. Attorney

783416_7.doc

Exhibit II-2-dd

ESCROW AGREEMENT

THIS ESCROW AGREEMENT, dated as of January 23, 2004 ("Escrow Agreement"), is by and between Lincoln Park, Inc., a Rhode Island corporation ("Depositor"); the United States of America, acting by and through the United States Attorney for the District of Rhode Island, ("Recipient"); and **WACHOVIA BANK, NATIONAL ASSOCIATION**, a national banking association, as Escrow Agent hereunder ("Escrow Agent").

BACKGROUND

A. Depositor and Recipient have entered into a Funding Agreement (the "Underlying Agreement"), dated as of even date herewith, pursuant to which the Depositor shall provide a fund for the payment of any fine that may be imposed upon it in favor of the Recipient. The Underlying Agreement provides that Depositor shall deposit the Escrow Funds (defined below) in a segregated escrow account to be held by Escrow Agent for the purpose of providing such fund.

B. Escrow Agent has agreed to accept, hold, and disburse the funds deposited with it and the earnings thereon in accordance with the terms of this Escrow Agreement.

C. Pursuant to the Underlying Agreement, Depositor and Recipient have appointed the Representatives (as defined below) to represent them for all purposes in connection with the funds to be deposited with Escrow Agent and this Escrow Agreement.

D. In order to establish the escrow of funds and to effect the provisions of the Underlying Agreement, the parties hereto have entered into this Escrow Agreement.

STATEMENT OF AGREEMENT

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1. <u>Definitions</u>. The following terms shall have the following meanings when used herein:

"Depositor Representative" shall mean the person so designated on <u>Schedule A</u> hereto or any other person designated in a writing signed by Depositor and delivered to Escrow Agent and the Recipient Representative in accordance with the notice provisions of this Escrow Agreement, to act as its representative under this Escrow Agreement.

"Escrow Funds" shall mean the funds deposited with Escrow Agent pursuant to Section 3 of this Agreement, together with any interest and other income thereon.

"Escrow Period" shall mean the period commencing on the date hereof and ending on the applicable termination date set forth on Schedule A hereto.

"Joint Written Direction" shall mean a written direction executed by the Representatives and directing Escrow Agent to disburse all or a portion of the Escrow Funds or to take or refrain from taking an action pursuant to this Escrow Agreement.

"Recipient Representative" shall mean the persons so designated on Schedule A hereto or any other person designated in a writing signed by Recipient and delivered to Escrow Agent and the Depositor Representative in accordance with the notice provisions of this Escrow Agreement, to act as its representative under this Escrow Agreement.

"Representatives" shall mean the Depositor Representative and the Recipient Representative.

2. Appointment of and Acceptance by Escrow Agent. Depositor and Recipient hereby appoint Escrow Agent to serve as escrow agent hereunder. Escrow Agent hereby accepts such appointment and, upon receipt by wire transfer of the Escrow Funds in accordance with Section 3 below, agrees to hold, invest and disburse the Escrow Funds in accordance with this Escrow Agreement.

3. Deposit of Escrow Funds. Simultaneously with the execution and delivery of this Escrow Agreement, Depositor will transfer the Escrow Funds in the amount set forth on Schedule A hereto to Escrow Agent, by wire transfer of immediately available funds, to the account of the Escrow Agent referenced on Schedule A hereto.

4. Disbursements of Escrow Funds. Escrow Agent shall disburse Escrow Funds at any time and from time to time, upon receipt of, and in accordance with, a Joint Written Direction. Such Joint Written Direction shall contain wiring instructions or an address to which a check shall be sent. Upon the expiration of the Escrow Period, Escrow Agent shall distribute, as promptly as practicable, the Escrow Funds in the manner described on Schedule A.

The Depositor shall be solely responsible for any tax filing with regard to the interest income it receives to this escrow account.

All disbursements of funds from the Escrow Funds shall be subject to the fees and claims of Escrow Agent and the Indemnified Parties (as defined below) pursuant to Section 10 and Section 11 below.

5. Suspension of Performance; Disbursement Into Court. If, at any time, (i) there shall exist any dispute between Depositor, Recipient or the Representatives with respect to the

holding or disposition of all or any portion of the Escrow Funds or any other obligations of Escrow Agent hereunder, (ii) Escrow Agent is unable to determine, to Escrow Agent's sole satisfaction, the proper disposition of all or any portion of the Escrow Funds or Escrow Agent's proper actions with respect to its obligations hereunder, or (iii) the Representatives have not within 30 days of the furnishing by Escrow Agent of a notice of resignation pursuant to Section 7 hereof, appointed a successor Escrow Agent to act hereunder, then Escrow Agent may, in its sole discretion, take either or both of the following actions:

a. suspend the performance of any of its obligations (including without limitation any disbursement obligations) under this Escrow Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of Escrow Agent or until a successor Escrow Agent shall have been appointed (as the case may be).

b. petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in any venue convenient to Escrow Agent, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by law, pay into such court, for holding and disposition in accordance with the instructions of such court, all Escrow Funds, after deduction and payment to Escrow Agent of all fees and expenses (including court costs and attorneys' fees) payable to, incurred by, or expected to be incurred by Escrow Agent in connection with the performance of its duties and the exercise of its rights hereunder.

Escrow Agent shall have no liability to Depositor, Recipient, their respective shareholders or members or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Funds or any delay in or with respect to any other action required or requested of Escrow Agent.

6. Investment of Funds. The Escrow Agent is herein directed and instructed to initially invest and reinvest the Escrow Funds in the investment indicated on Schedule A hereto. With the execution of this document, the parties hereto acknowledge receipt of prospectuses and/or disclosure materials associated with the investment vehicle, either through means of hardcopy or via access to the website associated with the investment selected by the parties to this Escrow Agreement. The parties hereto acknowledge that they have discussed the investment and are in agreement as to the selected investment. The Depositor and Recipient may provide instructions changing the investment of the Escrow Funds (subject to applicable minimum investment requirements) by the furnishing of a Joint Written Direction to the Escrow Agent; *provided, however,* that no investment or reinvestment may be made except in the following:

a. direct obligations of the United States of America or obligations the principal of and the interest on which are unconditionally guaranteed by the United State of America;

b. certificates of deposit issued by any bank, bank and trust company, or national banking association (including Escrow Agent and its affiliates), which certificates of deposit are insured by the Federal Deposit Insurance Corporation or a similar governmental agency;

c. repurchase agreements with any bank, trust company, or national banking association (including Escrow Agent and its affiliates); or

d. any institutional money market fund offered by Escrow Agent, including any institutional money market fund managed by Escrow Agent or any of its affiliates.

If Escrow Agent has not received a Joint Written Direction at any time that an investment decision must be made, Escrow Agent shall invest the Escrow Funds, or such portion thereof as to which no Joint Written Direction has been received, in investments described in clause (d) above. Each of the foregoing investments shall be made in the name of Escrow Agent. No investment shall be made in any instrument or security that has a maturity of greater than six (6) months. Notwithstanding anything to the contrary contained herein, Escrow Agent may, without notice to the Representatives, sell or liquidate any of the foregoing investments at any time if the proceeds thereof are required for any disbursement of Escrow Funds permitted or required hereunder. All investment earnings shall become part of the Escrow Funds and investment losses shall be charged against the Escrow Funds. Escrow Agent shall not be liable or responsible for loss in the value of any investment made pursuant to this Escrow Agreement, or for any loss, cost or penalty resulting from any sale or liquidation of the Escrow Funds. With respect to any Escrow Funds received by Escrow Agent after ten o'clock, a.m., Charlotte, North Carolina, time, Escrow Agent shall not be required to invest such funds or to effect any investment instruction until the next day upon which banks in Charlotte, North Carolina are open for business.

7. Resignation of Escrow Agent. Escrow Agent may resign and be discharged from the performance of its duties hereunder at any time by giving ten (10) days prior written notice to the Depositor and Recipient specifying a date when such resignation shall take effect. Upon any such notice of resignation, the Representatives jointly shall appoint a successor Escrow Agent hereunder prior to the effective date of such resignation. The retiring Escrow Agent shall transmit all records pertaining to the Escrow Funds and shall pay all Escrow Funds to the successor Escrow Agent, after making copies of such records as the retiring Escrow Agent deems advisable and after deduction and payment to the retiring Escrow Agent of all fees and expenses (including court costs and attorneys' fees) payable to, incurred by, or expected to be incurred by the retiring Escrow Agent in connection with the performance of its duties and the exercise of its rights hereunder. After any retiring Escrow Agent's resignation, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Escrow Agreement. Any corporation or association into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any corporation or association to which all or substantially all of the escrow business of the Escrow Agent's corporate trust line of business may be transferred, shall be the Escrow Agent under this Escrow Agreement without further act.

8. Liability of Escrow Agent. The Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. The Escrow Agent shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Escrow Agreement. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines that the Escrow Agent's gross negligence or willful misconduct was the primary cause of any loss to the Depositor or Recipient. Escrow Agent's sole responsibility shall be for the safekeeping and disbursement of the Escrow Funds in accordance with the terms of this Escrow Agreement. Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. Escrow Agent may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same. In no event shall Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages (including, but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Escrow Agreement or the Underlying Agreement, or to appear in, prosecute or defend any such legal action or proceeding. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Depositor and Recipient, jointly and severally, shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

The Escrow Agent is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, without determination by the Escrow Agent of such court's jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if the Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

9. Indemnification of Escrow Agent. From and at all times after the date of this Escrow Agreement, Depositor and Recipient, jointly and severally, shall, to the fullest extent permitted by law, defend, indemnify and hold harmless Escrow Agent and each director, officer,

employee, attorney, agent and affiliate of Escrow Agent (collectively, the "Indemnified Parties") against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys' fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including without limitation Depositor or Recipient, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Escrow Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; *provided, however*, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. Each Indemnified Party shall, in its sole discretion, have the right to select and employ separate counsel with respect to any action or claim brought or asserted against it, and the reasonable fees of such counsel shall be paid upon demand by the Depositor and Recipient jointly and severally. The obligations of Depositor and Recipient under this Section 9 shall survive any termination of this Escrow Agreement and the resignation or removal of Escrow Agent.

The parties agree that neither the payment by Depositor or Recipient of any claim by Escrow Agent for indemnification hereunder nor the disbursement of any amounts to Escrow Agent from the Escrow Funds in respect of a claim by Escrow Agent for indemnification shall impair, limit, modify, or affect, as between Depositor and Recipient, the respective rights and obligations of Depositor, on the one hand, and Recipient, on the other hand, under the Underlying Agreement.

10. Fees and Expenses of Escrow Agent. Depositor shall compensate Escrow Agent for its services hereunder in accordance with Schedule A attached hereto and, in addition, shall reimburse Escrow Agent for all of its reasonable out-of-pocket expenses, including attorneys' fees, travel expenses, telephone and facsimile transmission costs, postage (including express mail and overnight delivery charges), copying charges and the like. The additional provisions and information set forth on Schedule A are hereby incorporated by this reference, and form a part of this Escrow Agreement. All of the compensation and reimbursement obligations set forth in this Section 10 shall be payable by Depositor upon demand by Escrow Agent. The obligations of Depositor under this Section 10 shall survive any termination of this Escrow Agreement and the resignation or removal of Escrow Agent. Escrow Agent is authorized to, and may, disburse to itself from the Escrow Funds, from time to time, the amount of any compensation and reimbursement of out-of-pocket expenses due and payable hereunder (including any amount to which Escrow Agent or any Indemnified Party is entitled to seek indemnification pursuant to Section 9 hereof). Escrow Agent shall notify the Representatives of any disbursement from the Escrow Funds to itself or any Indemnified Party in respect of any compensation or reimbursement hereunder and shall furnish to

the Representatives copies of all related invoices and other statements. Depositor and the Representatives hereby grant to Escrow Agent and the Indemnified Parties a security interest in and lien upon the Escrow Funds to secure all obligations with respect to the right to offset the amount of any compensation or reimbursement due any of them hereunder (including any claim for indemnification pursuant to Section 9 hereof) against the Escrow Funds. If for any reason funds in the Escrow Funds are insufficient to cover such compensation and reimbursement, Depositor shall promptly pay such amounts to Escrow Agent or any Indemnified Party upon receipt of an itemized invoice.

11. Representations and Warranties. Each of Depositor and Recipient respectively makes the following representations and warranties to Escrow Agent:

(i) It is duly organized, validly existing, and in good standing under the laws of the state of its incorporation or organization, and has full power and authority to execute and deliver this Escrow Agreement and to perform its obligations hereunder.

(ii) This Escrow Agreement has been duly approved by all necessary action, including any necessary shareholder or membership approval, has been executed by its duly authorized officers, and constitutes its valid and binding agreement enforceable in accordance with its terms.

(iii) The execution, delivery, and performance of this Escrow Agreement is in accordance with the Underlying Agreement and will not violate, conflict with, or cause a default under its articles of incorporation, articles of organization, bylaws, management agreement or other organizational document, as applicable, any applicable law or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement, including without limitation the Underlying Agreement, to which it is a party or any of its property is subject.

(iv) The applicable persons designated on Schedule A hereto have been duly appointed to act as its representatives hereunder and have full power and authority to execute and deliver any Joint Written Direction, to amend, modify or waive any provision of this Escrow Agreement and to take any and all other actions as the Representatives under this Escrow Agreement, all without further consent or direction from, or notice to, it or any other party.

(v) No party other than the parties hereto has, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

(vi) All of its representations and warranties contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement of the Escrow Funds.

12. Identifying Information. Depositor and Recipient acknowledge that a portion of the identifying information set forth on Schedule A is being requested by the Escrow Agent in connection with the USA Patriot Act, Pub.L.107-56 (the "Act"), and Depositor and Recipient agree to provide any additional information requested by the Escrow Agent in connection with the Act or any similar legislation or regulation to which Escrow Agent is subject, in a timely manner. The Depositor and the Recipient each represent that all identifying information set forth on Schedule A, including without limitation, its Taxpayer Identification Number assigned by the Internal Revenue Service or any other taxing authority, is true and complete on the date hereof and will be true and complete at the time of any disbursement of the Escrow Funds.

13. Consent to Jurisdiction and Venue. In the event that any party hereto commences a lawsuit or other proceeding relating to or arising from this Escrow Agreement, the parties hereto agree that the United States District Court for the District of Rhode Island shall have the sole and exclusive jurisdiction over any such proceeding. If such court lacks federal subject matter jurisdiction, the parties agree that the Rhode Island Superior Court shall have sole and exclusive jurisdiction. Any of these courts shall be proper venue for any such lawsuit or judicial proceeding and the parties hereto waive any objection to such venue. The parties hereto consent to and agree to submit to the jurisdiction of any of the courts specified herein and agree to accept service of process to vest personal jurisdiction over them in any of these courts.

14. Notice. All notices, approvals, consents, requests, and other communications hereunder shall be in writing and shall be deemed to have been given when the writing is delivered if given or delivered by hand, overnight delivery service or facsimile transmitter (with confirmed receipt) to the address or facsimile number set forth on Schedule A hereto, or to such other address as each party may designate for itself by like notice, and shall be deemed to have been given on the date deposited in the mail, if mailed, by first-class, registered or certified mail, postage prepaid, addressed as set forth on Schedule A hereto, or to such other address as each party may designate for itself by like notice.

15. Amendment or Waiver. This Escrow Agreement may be changed, waived, discharged or terminated only by a writing signed by the Representatives and Escrow Agent. No delay or omission by any party in exercising any right with respect hereto shall operate as a waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

16. Severability. To the extent any provision of this Escrow Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Escrow Agreement.

17. Governing Law. This Escrow Agreement shall be construed and interpreted in accordance with the internal laws of the State of Rhode Island without giving effect to the conflict of laws principles thereof.

18. Entire Agreement. This Escrow Agreement constitutes the entire agreement between the parties relating to the holding, investment and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of Escrow Agent with respect to the Escrow Funds.

19. Binding Effect. All of the terms of this Escrow Agreement, as amended from time to time, shall be binding upon, inure to the benefit of and be enforceable by the respective successors and assigns of Depositor, Recipient and Escrow Agent.

20. Execution in Counterparts. This Escrow Agreement and any Joint Written Direction may be executed in two or more counterparts, which when so executed shall constitute one and the same agreement or direction.

21. Termination. Upon the first to occur of the termination of the Escrow Period, the disbursement of all amounts in the Escrow Funds pursuant to Joint Written Directions or the disbursement of all amounts in the Escrow Funds into court pursuant to Section 5 or Section 8 hereof, this Escrow Agreement shall terminate and Escrow Agent shall have no further obligation or liability whatsoever with respect to this Escrow Agreement or the Escrow Funds.

22. Dealings. The Escrow Agent and any stockholder, director, officer or employee of the Escrow Agent may buy, sell, and deal in any of the securities of the Depositor or Recipient and become peculiarily interested in any transaction in which the Depositor or Recipient may be interested, and contract and lend money to the Depositor or Recipient and otherwise act as fully and freely as though it were not Escrow Agent under this Agreement. Nothing herein shall preclude the Escrow Agent from acting in any other capacity for the Depositor or Recipient or for any other entity.

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed under seal as of the date first above written.

DEPOSITOR
Lincoln Park, Inc.

[CORPORATE SEAL]

By: ______________________
Title: ______________________

ATTEST:

____
Secretary

RECIPIENT
United States of America, Acting by and through the United States Attorney for the District of Rhode Island

By: ______________________

Michael P. Iannotti, Assistant U.S. Attorney

WACHOVIA BANK, NATIONAL ASSOCIATION
as Escrow Agent

By: ______________________
Title: ______________________

283221_6.doc

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed under seal as of the date first above written.

DEPOSITOR
Lincoln Park, Inc.

[CORPORATE SEAL]

By: ______________________
Title: ______________________

ATTEST:

____
Secretary

RECIPIENT
United States of America, Acting by and through the United States Attorney for the District of Rhode Island

By: ______________________

Michael P. Iannotti, Assistant U.S. Attorney

WACHOVIA BANK, NATIONAL ASSOCIATION
as Escrow Agent

By: ______________________
Title: ______________________

283221_6.doc

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed under seal as of the date first above written.

DEPOSITOR
Lincoln Park, Inc.

[CORPORATE SEAL]

By: ____________________
Title: ____________________

ATTEST:

____
Secretary

RECIPIENT
United States of America, Acting by and through the United States Attorney for the District of Rhode Island

By: ____________________

Michael P. Iannotti, Assistant U.S. Attorney

WACHOVIA BANK, NATIONAL ASSOCIATION
as Escrow Agent

By: ____________________
Title: ____________________
Timothy A. Dohmoyer
Vice President

283221_6.doc

CORP/908257.17

SCHEDULE A

1. Escrow Funds.

Escrow Funds amount:	$8,000,000.00
Escrow Funds wiring instructions:	Wachovia Bank, National Association ABA# 053000219 Account #5000 0000 16439 ATTN: Corporate Trust – Bond Administration Re: [Account Name, NCS #]

2. Escrow Agent Fees.

Acceptance Fee:	$ N/A
Annual Escrow Fee:	$ $3500
Out-of-Pocket Expenses:	$ N/A
[Transactional Costs]:	$ N/A
[Other Fees/Attorney, etc.]:	$ N/A
TOTAL	$ N/A

The Acceptance Fee and the Annual Escrow Fee are payable upon execution of the escrow documents. In the event the escrow is not funded, the Acceptance Fee and all related expenses, including attorneys' fees, remain due and payable, and if paid, will not be refunded. Annual fees cover a full year in advance, or any part thereof, and thus are not pro-rated in the year of termination.

The fees quoted in this schedule apply to services ordinarily rendered in the administration of an Escrow Account and are subject to reasonable adjustment based on final review of documents, or when the Escrow Agent is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Services in addition to and not contemplated in this Agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses.

Unless otherwise indicated, the above fees relate to the establishment of one escrow account. Additional sub-accounts governed by the same Escrow Agreement may incur an additional charge. Transaction costs include charges for wire transfers, checks, internal transfers and securities transactions.

3. Taxpayer Identification Numbers.

Depositor:	05-0114464
Recipient:	52-1109724

SCHEDULE A, continued

4. Termination and Disbursement. Unless earlier terminated by the provisions of the Escrow Agreement, the Escrow Period shall continue until the occurrence of one of the events described in Section 3 of the Underlying Agreement. Any Escrow Funds remaining on such date shall be distributed in accordance with the Joint Written Direction.

5. Investment Instructions

Evergreen U.S. Government Money Market Funds rated AAAm by S&P and Aaa by Moody's

6. Representatives.

The following person is hereby designated and appointed as Depositor Representative under the Escrow Agreement:

JOHN A. TARANTINO, ATTORNEY

Name | Specimen signature

The following person is hereby designated and appointed as Recipient Representative under the Escrow Agreement:

MICHAEL P. IANNOTTI, ASSISTANT U.S. ATTORNEY

Name | Specimen signature

SCHEDULE A, continued

7. Representative Information. The following information should be provided to Escrow Agent separately by each Representative and any future Representative:

1. Date of Birth
2. Address
3. Mailing Address, if different
4. Social Security Number

8. Notice Addresses.

		Principal Place of Business, if different
If to Depositor at:	Adler Pollock & Sheehan P.C. 2300 Financial Plaza Providence, RI 02903 ATTN: John A. Tarantino, Esq. Facsimile: (401)751-0604 Telephone: (401)274-7200 E-mail: jtarantino@apslaw.com	______ ______ ______
If to Recipient at:	U.S. Attorney's Office Fleet Center, 8th Floor 50 Kennedy Plaza Providence, RI 02903 ATTN: Michael P. Iannotti, Assistant U.S. Attorney Facsimile: (401) 528-5522 Telephone: (401)528-5477 E-mail: michael.iannotti@usdoj.gov	______ ______ ______
If to the Escrow Agent at:	Wachovia Bank, National Association Corporate Trust Group 200 Berkeley Street, 17th Floor Boston, Massachusetts 02116	

283221_7.doc

Exhibit II-2-ee

Wembley plc

Address: Elvin House, Stadium Way, Wembley, HA9 0DW
Directline: 020 8795 8008
Fascimile: 020 8900 1046
Switchboard: 020 8902 8833
E-mail: @wembley.co.uk

FAX

To: Mike Taylor	From: Diana Bromley
Company: Clifford Chance	Pages (including this cover sheet): 9
Fax. No:	Date: 14/04/2004
Re:	

☒ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply

Dear Mike,

Please find copies of the Catford Documentation.

Kind regards,

Diana

34886 8dR

Lawrence Graham

Fax Message

TO:	ATTN OF:	Diana Bromley
	COMPANY:	Wembley plc
	FAX NO:	020 8900 1046

FROM:	NAME:	Oliver Chamberlain
	OUR REF:	OLC/G2671/101
	DATE:	14 April 2004
	NO OF PAGES: (incl. this page)	8

If this fax is incomplete or illegible please contact us immediately on 020-7379 0000; the writer direct on 020-7759 6501; fax us on 020-7379 6854; fax the writer direct on 020-7173 8501 or telex us on 22673 LAWGRA G,

Dear Diana

Catford Stadium Catford London SE6

Clive Feltham has asked me to fax to you copies of the Deed of Assignment made 31st March 2004 between GRA Limited (1) and The Urban Regeneration Agency (known as English Partnerships) (2) and the Transfer made 31st March 2004 between GRA Limited (1) and The Urban Regeneration Agency (known as English Partnerships) (2).

As you will see, both these documents have been executed by GRA Limited. If you would like copies of the Assignment and Transfer executed by The Urban Regeneration Agency please let me know and I will request the necessary deeds packet from our store.

If I can be of any further assistance, please let me know.

Regards.

Yours sincerely

Oliver Chamberlain

OLIVER CHAMBERLAIN

DATED 31 MARCH 2004

GRA LIMITED

to

THE URBAN REGENERATION AGENCY (KNOWN AS ENGLISH PARTNERSHIPS)

DEED OF ASSIGNMENT

of

Three Leases of land at Catford Stadium London SE6
and
Rights granted by a Deed

Nabarro Nathanson
Lacon House
Theobald's Road
London WC1X 8RW

Tel: 020 7524 6000

DEED OF ASSIGNMENT

DATE 31 MARCH 2004

PARTIES

(1) GRA LIMITED (incorporated and registered in England and Wales under company number 01067271, the registered office of which is at Elvin House Stadium Way Wembley Middlesex HA9 0DW (the "Assignor"); and

(2) THE URBAN REGENERATION AGENCY (known as "English Partnerships"), of 110 Buckingham Palace Road London SW1W 9SA (the "Assignee").

1. DEFINITIONS

In this assignment:

"Leases"

means the three leases all dated 09.08.1993 and all between British Railways Board (1) GRA Limited (2) and the Deed dated 25.03.1994 and made between British Railways Board (1) and GRA Limited (2) and any documents supplemental to such documents;

"Property"

means land at Catford Stadium London SE6 as more particularly described in and demised by the Leases.

2. INTERPRETATION

2.1 The clause headings are for reference only and do not affect its construction.

2.2 Unless otherwise specified, a reference to legislation is to that legislation as consolidated, amended or re-enacted from time to time and includes all orders, regulations, consents, licences and bye-laws made or granted under such legislation and references to legislation generally are to all legislation (local, national and supra-national) having effect in relation to the Property.

2.3 A reference to a clause or schedule is to a clause or schedule of this assignment and a clause includes a sub-clause.

3. **ASSIGNMENT**

In consideration of One Pound (£1.00) (receipt of which is acknowledged) and of the covenants entered into by the Assignee in this assignment the Assignor assigns the Property to the Assignee for the remainder of the term granted by the Lease.

4. **COVENANTS FOR TITLE**

4.1 This Assignment of the Property is made with full title guarantee save that:

4.1.1 The covenants set out in sections 2 3 4 and 5 of the Law of Property (Miscellaneous Provisions) Act 1994 ("the 1994 Act") shall not extend to any matters now recorded in registers open to public inspection

4.1.2 The covenants set out in section 3 of the 1994 Act shall not extend to charges incumbrances or other rights exercisable by third parties other than those created by the Assignor or those matters of which the Assignor has actual knowledge at the date of this Assignment

4.1.3 The Assignor shall not be liable under any of the covenants set out in sections 2 and 3 of the 1994 Act after the date being the earlier of any disposition by the Assignee and the date twelve years after the date of this Assignment

4.1.4 The covenant set out in section 4(1)(b) of the 1994 Act shall not extend to the state or condition of the Property

5. **INDEMNITY COVENANTS**

In order to give the Assignor a full indemnity the Assignee covenants with the Assignor (by way of indemnity only) that the Assignee and the persons deriving title under it will at all times after the date of this Assignment observe and perform the covenants and other obligations on the part of the tenant contained in the Leases and any documents which vary or supplement them and will indemnify and keep the Assignor and its estate and effects indemnified against all actions claims demands and liability in respect of any future non-observance or non-performance of such covenants and obligations

6. **NO RIGHTS**

The Property will not enjoy any rights, easements or other matters over land retained by the Assignor.

7. **CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999**

Unless expressly stated nothing in this deed will create any rights in favour of any person pursuant to the Contracts (Rights of Third Parties) Act 1999.

IN WITNESS of which this deed has been duly executed and is delivered on the date written at the beginning of this deed.

The Common Seal of GRA LIMITED was affixed to this deed in the presence of:)

Director

Director/Secretary

EXECUTED as a DEED (but not delivered until the date hereof) by affixing the COMMON SEAL of THE URBAN REGENERATION AGENCY (known as English Partnerships) in the presence of:)

Authorised signatory

Transfer of whole of registered title(s)

Land Registry **TR1**

1. Stamp Duty

Place "X" in the appropriate box or boxes and complete the appropriate certificate.

☐ It is certified that this instrument falls within category ☐ in the Schedule to the Stamp Duty (Exempt Instruments) Regulations 1987

☐ It is certified that the transaction effected does not form part of a larger transaction or of a series of Transactions in respect of which the amount or value or the aggregate amount or value of the consideration exceeds the sum of £

☐ It is certified that this is an instrument on which stamp duty is not chargeable by virtue of the provisions of section 92 of the Finance Act 2001

2. Title Number(s) of the Property *Leave blank if not yet registered.*
LN23502 and LN23450

3. Property
Freehold land and property known as land at Catford Stadium Catford London SE6

4. Date 31 MARCH 2004

5. Transferor *Give full name(s) and company's registered number, if any.*
GRA LIMITED (Company registration number 01067271)

6. **Transferee for entry on the register** *Give full name(s) and company's registered number, if any. For Scottish companies use an SC prefix and for limited liability partnerships use an OC prefix before the registered number, if any. For foreign companies give territory in which incorporated.*
THE URBAN REGENERATION AGENCY (known as English Partnerships)

Unless otherwise arranged with Land Registry headquarters, a certified copy of the Transferee's constitution (in English or Welsh) will be required if it is a body corporate but is not a company registered in England and Wales or Scotland under the Companies Acts.

7. **Transferee's intended address(es) for service (including postcode) for entry on the register** *You may give up to three addresses for service one of which must be a postal address but does not have to be within the UK. The other addresses can be any combination of a postal address, a box number at a UK document exchange or an electronic address.*
110 Buckingham Palace Road
London SW1W 9SA

8. **The Transferor transfers the Property to the Transferee**

9. Consideration *Place "X" in the appropriate box. State clearly the currency unit if other than sterling. If none of the boxes applies, insert an appropriate memorandum in the additional provisions panel.*

☒ The Transferor has received from the Transferee for the Property the sum of *In words and figures.* SEVEN MILLION FIVE HUNDRED THOUSAND POUNDS (£7,500,000) plus VAT of £1,312,500

☐ *Insert other receipt as appropriate.*

☐ The transfer is not for money or anything which has a monetary value

10. The Transferor transfers with *Place "X" in the appropriate box and add any modifications.*

☒ full title guarantee ☐ limited title guarantee

11. Declaration of trust *Where there is more than one Transferee, place "X" in the appropriate box.*

☐ The Transferees are to hold the Property on trust for themselves as joint tenants

☐ The Transferees are to hold the Property on trust for themselves as tenants in common in equal shares

☐ The Transferees are to hold the Property *Complete as necessary.*

12. Additional Provisions *Insert here any required or permitted statements, certificates or applications and any agreed covenants, declarations, etc.*

Title guarantee modifications

1. The covenants set out in sections 2 3 4 and 5 of the Law of Property (Miscellaneous Provisions) Act 1994 ("th 1994 Act") shall not extend to any matters now recorded in registers open to public inspection

2. The covenants set out in section 3 of the 1994 Act shall not extend to charges incumbrances or other right exercisable by third parties other than those created by the Transferor or those matters of which the Transfero has actual knowledge at the date of this Transfer

Indemnity covenants

1. In order to give the Transferor a full indemnity the Transferee covenants (by way of indemnity only) with th Transferor that the Transferee and the persons deriving title under it will at all times after the date of th Transfer observe and perform the covenants restrictions stipulations and declarations (if any) referred to in th entries on the Charges Register of the title numbers referred to above and will indemnify and keep th Transferor and its estate and effects indemnified against all actions claims demands and liability in respect c any future non-observance or non-performance of such entries

2. In order to give the Transferor a full indemnity the Transferee covenants (by way of indemnity only) with th Transferor that the Transferee and the persons deriving title under it will at all times after the date of thi Transfer observe and perform the covenants and other obligations on the part of the landlord contained in th Letting Documents listed below and will indemnify and keep the Transferor and its estate and effect indemnified against all actions claims demands and liability in respect of any future non-observance or nor performance of such covenants and obligations

Letting Documents

No.	Date	Document	Parties
1.	05.06.2003	Order and Court Papers Mayor's and City of London Court	
2.	24.06.2003	Lease	GRA Limited (1) T E Beach (Contractors) Limited (2)
3.	17.01.2004	Lease	GRA Limited (1) London Motorcycle Rider Training Limited (2)
4.	17.10.2003	Order and Court Papers Chancery Division High Court	
5.	25.11.2003	Agreement	GRA Limited (1) Clear Channel UK Limited (2)

13. Execution *The Transferor must execute this transfer as a deed using the space below. If there is more than one Transferor, all must execute. Forms of execution are given in Schedule 9 to the Land Registration Rules 2003. If the transfer contains Transferee's covenants or declarations or contains an application by the Transferee (e.g. for a restriction), it must also be executed by the Transferee (all of them, if there is more than one).*

The COMMON SEAL of GRA LIMITED was affixed to this Deed in the presence of	*Seal here* Director Secretary/~~Director~~

EXECUTED as a DEED (but not delivered until the date hereof) by affixing the COMMON SEAL of THE URBAN REGENERATION AGENCY (known as English Partnerships) in the presence of: Authorised signatory	

Exhibit II-2-ff

JPMorgan

May 1, 2004

BLB Worldwide Acquisition, Inc.
Corporation Trust Center
1029 Orange Street
Wilmington
DE 19801
Unites States

Dear Sirs

Recommended Cash Offer by J.P. Morgan plc on behalf of BLB Worldwide Acquisition, Inc., and inside the United States by BLB Worldwide Acquisition, Inc., for Wembley plc

We hereby consent to the issue of the offer document to be dated May 1, 2004 (the "Offer Document") with the inclusion therein of our name and references to it in the form and context in which they appear.

We attach an initialled copy of the Offer Document for the purposes of identification.

Yours faithfully,
For and on behalf of J.P. Morgan plc

Edward Banks

Encs.

J.P. Morgan plc • 10 Aldermanbury, London, EC2V 7RF
Telephone: +44 (0)20 7325 6440 • Facsimile: +44 (0)20 7325 0463 • Mobile: +44 (0)7785 235865
edward.j.banks@jpmorgan.com

Exhibit II-2-gg

HAWKPOINT

Paul Baines
Managing Partner

PMB/mlv/N/whistler/02/073

PRIVATE & CONFIDENTIAL

1 May 2004

Direct line: 020 7665 4568
Email: paul.baines@hawkpoint.com

The Board of Directors
Wembley plc
Elvin House
Stadium Way
Wembley
HA9 0DH

Dear Sirs

With reference to the document to be posted to Wembley Shareholders on 1 May 2004 in connection with the Offer for Wembley plc by BLB Investors, we hereby consent to the inclusion of the references to our name in the form and context in which they are included.

Yours faithfully

Paul Baines

Exhibit II-2-hh

Merrill Lynch

Global Markets & Investment Banking Group

The Directors
Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

For the attention of Claes Hultman

30 April 2004

Dear Sirs,

Recommended Offer by BLB Investors
for Wembley plc ("Wembley")

We hereby consent to the issue to Wembley shareholders of the offer document to be dated 1 May 2004 relating to the above with the inclusion therein of the references to our name in the form and context in which it appears.

Yours faithfully,
For and on behalf of
Merrill Lynch International

Simon Mackenzie-Smith
Managing Director

Merrill Lynch International

Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Tel 020 7628 1000

Exhibit II-2-ii

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

Phone: 020 7951 2000
Fax: 020 7951 1345
CDE & LDE Box 241
www.ey.com/uk

The Directors
Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

30 April 2004

ICO/CP/IRW/AS

Direct Line: 020 7951 3410

Dear Sirs

Issue of circular in connection with the disposal of Wembley plc

We hereby consent to references to Ernst & Young LLP and reports issued by us being included in the circular dated 1 May 2004 in the form and context in which they are included.

A copy of the circular is attached, initialled by us solely for the purposes of identification.

Yours faithfully

Ernst & Young LLP

Ernst & Young LLP

Exhibit II-2-jj

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

Phone: 020 7951 2000
Fax: 020 7951 1345
CDE & LDE Box 241
www.ey.com/uk

30 April 2004

The Directors
Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

ICO/CP/IRW/AS

Direct line: 020 7951 3410

Private and confidential

Dear Sirs

Circular issued in connection with the disposal of Wembley plc

In accordance with the instructions set out in our engagement letter dated 19 April 2004 in connection with the circular to be dated 1 May 2004 ("the circular") relating to the disposal of Wembley plc we have performed the procedures set out below. These procedures do not constitute an audit.

Financial information on Wembley plc

We have compared Wembley plc's audited financial statements for the three years ended 31 December 2001, 2002 and 2003 with the financial information on Wembley plc included in Appendix III of the circular. We confirm that the financial information has been extracted from Wembley plc's audited financial statements without making any material adjustment, although some minor presentational differences have been made which are marked up on the attached proof of the circular.

This letter is prepared for the purpose set out in the engagement letter referred to above and may only be used in accordance with that letter. It should not be relied upon for any other purpose. Because others may use it for different purposes this letter should not be quoted, referred to or shown to any other parties (except your professional advisers acting in that capacity in connection with the preparation of the circular provided that they accept that we assume no responsibility or liability whatsoever to them in respect of the contents), unless so required by court order or a regulatory authority, without our prior consent in writing. Ernst & Young LLP assumes no responsibility whatsoever in respect of or arising out of or in connection with the contents of this letter to parties other than yourselves. If other parties choose to rely in any way on the contents of this letter they do so entirely at their own risk.

Yours faithfully

Ernst & Young LLP.

Ernst & Young LLP

Exhibit II-2-kk

Agreed Form

● 2004

WEMBLEY PLC

AND

[LP RESIDUAL (HOLDINGS) LIMITED[1]]

SEPARATION AGREEMENT

---

[1] Name availability to be confirmed.

CONTENTS

THIS AGREEMENT is made on ● 2004

BETWEEN:

(1) **WEMBLEY PLC**, a company incorporated in England (registered no. 226267) whose registered office is at Elvin House, Stadium Way, Wembley HA9 0DW, United Kingdom ("**Wembley**"); and

(2) **[LP RESIDUAL (HOLDINGS) LIMITED]**, a limited liability company incorporated under the laws of Jersey (registered no. ●) whose [registered office/principal place of business] is at ● (the **Purchaser**).

WHEREAS:

(A) In September 2003, following an investigation by a Federal Grand Jury in Rhode Island, an indictment (CR. No. 03-81-03 ML) (the "**Indictment**") was issued by the United States District Court for the District of Rhode Island against (among others) Lincoln Park, Inc. ("**LPI**"), an indirect wholly-owned subsidiary of Wembley and owner of the gaming and entertainment facility located at Lincoln Park, 1600 Louisquisset Pike, Lincoln, Rhode Island, USA (the "**Lincoln Park Business**"). The Indictment alleged a conspiracy improperly to influence the actions of certain public officials.

(B) On 27 January 2004, Wembley announced that LPI had entered into an agreement (the "**Funding Agreement**") with the United States, acting by and through the United States Attorney for the District of Rhode Island (the "**US Attorney**"), to deposit US$8 million into an escrow account (to be operated pursuant to the "**Escrow Agreement**" between LPI, the United States, acting by and through the US Attorney, and Wachovia Bank, National Association), following agreement by the US Attorney pursuant to the Funding Agreement that this is the maximum aggregate fine that would be sought in the event of a conviction of LPI on all counts under the Indictment. Pursuant to the Funding Agreement, the US Attorney also confirmed that he would not object to the transfer of the Lincoln Park Business to another subsidiary of Wembley (and such agreement would also cover the transactions contemplated by recitals (G)(i) and (ii) below).

(C) On 27 January 2004, the boards of Wembley and MGM MIRAGE announced that they had reached agreement on the terms of a recommended cash acquisition by MGM MIRAGE of Wembley to be effected by a scheme of arrangement (the "**Scheme**") under section 425 of the Companies Act 1985 (the "**Companies Act**"), as more particularly described in the circular of Wembley to its shareholders dated 27 February 2004 (the "**Scheme Circular**").

(D) On 30 March 2004, BLB (as defined in clause 1.1) announced a cash offer to acquire the entire issued and to be issued share capital of Wembley not already owned by BLB at a price of £8.00 per share. On 2 April 2004, Wembley announced the adjournment of the Court meeting of Wembley's shareholders which had been convened to approve the Scheme. On 8 April 2004, MGM MIRAGE announced a revised cash offer (to be

recommended by Wembley in the absence of a higher offer) to acquire the entire issued and to be issued share capital of Wembley at a price of £8.40 per share (before ascribing any value to the LPR Shares as defined in such announcement).

(E) On 20 April 2004, BLB announced a revised cash offer (to be recommended by Wembley, in the absence of a higher offer) to acquire the entire issued and to be issued share capital of Wembley not already owned by BLB at a price of £8.60 per share (before ascribing any value to the LPR Shares as defined in such announcement) (the "**Offer**", references to which shall include (i) any such offer made by any person in which BLB or any of its members is or are directly or indirectly interested (BLB or any such other person who makes the Offer being the "**Bidder**") and (ii) any increase in or amendment to any such offer or any substitute offer or follow on offer following expiry of such offer, in each case designed to give the Bidder Control (as defined below) of Wembley). In the 20 April 2004 announcement, Wembley and BLB reserved the right to agree to the distribution of an alternative economic interest substantially equivalent to the LPR Shares.

(F) UTGR, Inc. ("**UTGR**") and LPRI, LLC ("**LPRI**") are indirect wholly-owned subsidiary undertakings of Wembley and UTGR is the immediate parent undertaking of LPRI. LPRI's entire membership interests (the "**LPRI Interests**") are legally and beneficially owned by UTGR and no other person, free of any Encumbrance.

(G) It is proposed that, on the terms and subject to the conditions set out in this agreement, (among other things) Wembley will agree and/or (as the case may be) agree to procure that:

(i) LPI will be reorganised by way of merger into LPRI (with LPI ceasing to exist and LPRI being the surviving entity);

(ii) except as provided in paragraph (iii) below, LPRI will transfer or distribute its business and assets to UTGR and UTGR will assume all liabilities of LPRI, such that LPRI will have no assets or liabilities;

(iii) LPRI will retain its potential liability in connection with the Indictment (including liability for associated costs), cash balances totalling US$8.0 million and the benefit and burden of the Funding Agreement and the Escrow Agreement;

(iv) UTGR will sell the LPRI Interests to Wembley at market value (being the Deferred LPRI Consideration as defined in clause 3.1.3);

(v) Wembley will sell the LPRI Interests to LPR (as defined in clause 1.1), which shall immediately prior to such sale have an issued and paid up share capital (including, for the avoidance of doubt, share premium), a net asset value and total cash balances in each case of US$8.3 million; and

(vi) Wembley will sell the entire issued and to be issued share capital of LPR (the "**Shares**"), and the Shares will be purchased by the Purchaser.

(H) The entire issued and to be issued share capital of the Purchaser is owned exclusively by a Jersey charitable trust (i) of which Mourant & Co. Trustees Limited is the trustee and (ii) which has and shall have no assets other than cash (and/or cash equivalents) at least equal to its issued share capital and no liabilities other than its share capital and reserves and for advisory fees and routine costs associated with its formation and continued existence and status as an exempt company in Jersey.

(I) Wembley shall procure that LPR shall become a party to this agreement by signing a letter acceding to this agreement, whereupon LPR shall have the rights and obligations ascribed to it by this agreement.

IT IS AGREED as follows:

1. **INTERPRETATION**

1.1 In this agreement including the recitals (in addition to the terms defined in the recitals):

"**Accession Notice**" means a notice duly executed in the form of the notice set out in Schedule 2;

"**Affiliate**" means, in relation to a body corporate, its parent undertakings, its and their respective subsidiary undertakings and the respective directors, officers and employees of any of the foregoing;

"**Applicable Tax**" has the meaning given in the Offer Document;

"**BLB**" means BLB Investors, L.L.C., a limited liability company incorporated under the laws of the State of Delaware, USA whose principal place of business is at 591 West Putnam Avenue, Greenwich, Connecticut 06830, United States of America;

"**BLB Group**" has the meaning given in the Offer Document;

"**Business Day**" means (unless otherwise agreed in writing by the persons who are party to this agreement from time to time) any day (other than a Saturday or Sunday) on which banks generally in London, Jersey and Rhode Island are open for the transaction of normal banking business;

"**Code**" means The City Code on Takeovers and Mergers (and includes reference, where the context requires, to The Rules Governing Substantial Acquisitions of Shares);

"**Completion**" means completion of the sale and purchase of the Shares in accordance with clause 4.2;

"**Control**" means a person (and/or any of its holding companies and its and their wholly-owned subsidiaries) having acquired, or agreed to acquire, shares in Wembley carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of Wembley (including for this purpose voting rights exercisable on issue and attaching to any shares of Wembley that are unconditionally allotted or issued before any offer by that person (and/or any of its holding companies and its and their

subsidiaries) becomes or is declared unconditional as to acceptances (whether allotted or issued pursuant to the exercise of subscription or conversion rights outstanding when any such offer is made or otherwise));

"**Deferred LPR Consideration**" has the meaning given in clause 4.4;

"**Deferred LPRI Consideration**" has the meaning given in clause 3.1.3;

"**Deferred Offer Consideration**" means the aggregate of the LPR Entitlements (as defined in the Offer Document);

"**Encumbrance**" means any mortgage, lien, charge (fixed or floating), pledge, encumbrance, option, right to acquire, other third party right or claim, trust arrangement for the purpose of providing security or any other security or adverse interest of any kind (and including any agreement, arrangement or commitment to create and/or give any of the foregoing);

"**LPR**" means a private limited company to be incorporated under the laws of Jersey (or such other jurisdiction as may be agreed between the parties hereto and BLB) and named, if possible, LP Residual Limited;

"**Offer Document**" means the document dated 1 May 2004 addressed to shareholders of Wembley, setting out the terms and conditions of the Offer;

"**United States**" or "**US**" means the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia; and

"**Wembley Group**" means Wembley and its subsidiary undertakings for the time being and from time to time.

1.2 In this agreement (including the recitals):

1.2.1 any express or implied reference to an enactment (which includes any legislation in any jurisdiction) includes references to:

(a) that enactment as amended, extended or applied by or under any other enactment before or after the date of this agreement;

(b) any enactment which that enactment re-enacts (with or without modification); and

(c) any subordinate legislation (including regulations) made (before or after signature of this agreement) under that enactment, as re-enacted, amended, extended or applied as described in paragraph (i) above, or under any enactment referred to in paragraph (ii) above.

1.2.2 words denoting persons shall include bodies corporate and unincorporated associations of persons;

1.2.3 a reference to a document in the agreed form is to a document in the form annexed to this agreement and initialled for identification by or on behalf of each party;

1.2.4 a reference to a document, agreement, arrangement or commitment include reference to the same as amended or supplemented from time to time; and

1.2.5 a reference to a party to this agreement includes reference to the successors or assigns (immediate or otherwise) of that party.

1.3 In this agreement (including the recitals), unless the contrary intention appears:

1.3.1 the words "**include**", "**includes**" and "**including**" shall be construed as if followed by the words "**without limitation**";

1.3.2 reference to a "**subsidiary undertaking**" or a "**parent undertaking**" has the meaning ascribed thereto in section 258 of the Companies Act;

1.3.3 reference to a "**holding company**" or a " **subsidiary** " has the meaning ascribed thereto in section 736 of the Companies Act; and

1.3.4 a reference to a clause or party or schedule is a reference to a clause of or a party or schedule to this agreement.

1.4 The headings in this agreement do not affect its interpretation.

1.5 The schedules form part of this agreement.

1.6 Save where they incorporate definitions for application in this Agreement, the recitals set out above are intended neither as representations by any party nor as operative provisions.

2. **LAPSE AND CONDITION PRECEDENT**

2.1 In the event that:

2.1.1 the Offer lapses or is withdrawn (and, for the avoidance of doubt, the Offer shall be deemed not to have lapsed or been withdrawn if there is any increase in or improvement to the offer announced by BLB on 20 April 2004 or any increased or improved substitute offer or follow on offer following expiry of such offer, in each case designed to give BLB or a subsidiary of BLB Control of Wembley); or

2.1.2 a person other than the Bidder acquires Control of Wembley,

then this agreement shall terminate immediately thereafter. Such termination shall be without prejudice to rights and obligations accrued up to such termination and shall not apply in respect of the obligations under clauses 1 (Interpretation), 11 (Notices) and 12 (Governing law and jurisdiction), all of which shall continue in full force and effect notwithstanding such termination.

2.2 Wembley's obligations in this agreement shall be conditional on:

2.2.1 the Offer becoming or being declared unconditional as to acceptances;

2.2.2 HM Treasury granting specific consent pursuant to section 765 of the UK Income and Corporation Taxes Act 1988 to the transfer of the LPRI Interests from UTGR to Wembley pursuant to clause 3.1.3 and the subsequent transfer of the LPRI Interests from Wembley to LPR pursuant to clause 3.1.5; and

2.2.3 the Bidder giving notice to Wembley at its registered office (marked for the attention of Mark Elliott) in the form set out in Schedule 1 and attaching thereto a receiving agent's certificate in relation to the Offer complying with Note 7 to Rule 10 of the Code.

3. **REORGANISATION OF THE WEMBLEY GROUP**

3.1 As soon as practicable following receipt of a notice under clause 2.2.3 above, Wembley shall procure that (with the exception of the step in clause 3.1.4, which may be effected at any time before the step in clause 3.1.5) the following transactions shall be implemented in accordance with clause 3.2 in the following order and with each such step being implemented on the Business Day following implementation of the previous step:

3.1.1 LPI shall be reorganised by way of merger into LPRI (with LPI ceasing to exist and LPRI being the surviving entity).

3.1.2 LPRI shall transfer or distribute its business and assets to UTGR and UTGR shall assume all liabilities of LPRI, such that (save for the retention by LPRI of its potential liability in connection with the Indictment (including liability for associated costs), cash balances totalling US$8,000,000 and the benefit and burden of the Funding Agreement and the Escrow Agreement) LPRI shall have no assets or liabilities.

3.1.3 UTGR shall sell and Wembley shall purchase the LPRI Interests for a cash consideration payable by Wembley to UTGR of £1 upon Completion and the £ sterling amount (the "**Deferred LPRI Consideration**") (to the extent positive) equal to the Deferred LPR Consideration less US$8,300,000.

[It is agreed this text may be moved to the US Agreement effecting this step:

The Deferred LPRI Consideration shall be payable by Wembley to UTGR in one instalment, on the later of (i) the Business Day following the date of payment of all of the Deferred LPR Consideration and (ii) five Business Days after agreement between Wembley and the Inland Revenue as to the market value of the LPRI Interests held by Wembley (immediately on their purchase by Wembley) and the market value of LPR (immediately following satisfaction of the requirements of clause 3.1.4), and shall be subject to the deduction of such amount as Wembley may determine in good faith (following agreement with the Inland Revenue as to the market value of the LPRI Interests) is equal

*to any liability of Wembley to United Kingdom corporation tax on any chargeable gain accruing to Wembley by virtue of the sale of the Shares to the Purchaser pursuant to clause 4 ("**CGT**"). Such deduction shall not affect the amount of the Deferred LPRI Consideration, but shall constitute a loan by UTGR to Wembley of a principal amount equal to the amount of the deduction. The loan will be repayable on demand and will bear interest on the principal balance at the rate per annum of 1% over the base rate from time to time of Barclays Bank plc, such interest to be calculated and paid annually on the anniversary of the due date for payment of the Deferred LPRI Consideration (or, if such date is not a Business Day, on the next Business Day). Wembley shall procure that no demand is made for repayment of the loan without the prior written consent of BLB.]*

3.1.4 Wembley shall incorporate LPR as a limited liability company under the laws of Jersey (or such other jurisdiction as may be agreed between the parties hereto and BLB) as a direct, wholly-owned subsidiary of Wembley having an issued and paid up share capital (including, for the avoidance of doubt, share premium) of (or equivalent to), total net assets and cash, in each case of US$8,300,000.

3.1.5 Wembley shall sell and LPR shall purchase the LPRI Interests in exchange for an issue of new Shares by LPR to Wembley. All of the Shares will upon completion of the sale of the LPRI Interests as referred to above be legally and beneficially owned by Wembley and no other person, free of any Encumbrance.

3.2 The transactions referred to in clause 3.1 shall take place pursuant to the documents in the agreed form annexed to this agreement marked "A", subject to such amendments thereto as may be necessary or as are otherwise agreed in writing by Wembley, the Purchaser and BLB.

4. **SALE AND PURCHASE OF THE SHARES**

4.1 (a) Subject to sub-clause (b), on the Business Day following completion of the transaction set out in clause 3.1.5 above and conditional on the Bidder first having given notice to Wembley in the form set out in Schedule 4, Wembley shall sell with full title guarantee, and the Purchaser shall purchase, the Shares (including any new Shares issued pursuant to clause 3.1.5 above), free of any Encumbrance and together with all rights attaching thereto at or after Completion.

(b) Completion shall be deemed for all purposes not to have taken place until immediately prior to the Offer having become or been declared unconditional in all respects (unless the Offer is declared unconditional in all respects prior to notice having been given or deemed given pursuant to clause 4.1(a)).

4.2 On Completion, Wembley shall deliver to the Purchaser a stock transfer form transferring the Shares to the Purchaser, together with share certificates in relation

thereto and shall procure that a meeting of the board of directors of LPR is held and that the Purchaser is duly registered as the holder of the Shares. Following Completion, the Purchaser shall be the sole beneficial owner of all right, title and interest in and to the Shares as held by Wembley immediately prior to Completion, together with all rights attaching thereto at or after Completion.

4.3 If and for so long after Completion as a person other than the Purchaser remains the registered holder of any Share, Wembley shall procure that such person shall hold that Share and any distributions, property and rights deriving from it at or after Completion in trust for the Purchaser or as it may direct and shall deal with that Share and any such distributions, property and rights deriving from it as the Purchaser direct; in particular, Wembley shall procure the exercise of all voting rights attaching to that Share as the Purchaser may direct.

4.4 The consideration for the sale and purchase of the Shares shall be the payment by the Purchaser to Wembley of £1 at Completion together with (in accordance with the following provisions of this clause 4) the £ sterling amount (the "**Deferred LPR Consideration**") being the aggregate of:

4.4.1 the amounts paid by LPR and LPRI to the Purchaser pursuant to clause 4.5; less

4.4.2 such amounts as the directors of the Purchaser shall reasonably consider to be required in respect of:

(a) any liabilities properly incurred or payable by, and the winding-up or striking-off of, the Purchaser; and

(b) any liabilities properly incurred or payable by the trustees of the trust of which the Purchaser is an asset, and the termination of that trust,

in each case in accordance with clause 4.10.3 (and/or clause 9.2).

The Deferred LPR Consideration shall be paid by the Purchaser to Wembley in one instalment on the second Business Day following the later of:

(i) the date upon which the Purchaser shall receive payment from LPR (and, if applicable, LPRI) pursuant to clause 4.5 of all amounts due from it under that clause (and following payment from LPRI pursuant to clause 4.5 of all amounts due from it under that clause); and

(ii) the Inland Revenue having given written confirmation of its agreement with Wembley of the market value of LPR (immediately following satisfaction of the requirements of clause 3.1.4) and the market value of the LPRI Interests (upon their acquisition by Wembley from UTGR pursuant to clause 3.1.3) (the "**Valuations**"),

provided that, if at any time following the date six months after the Offer becomes or is declared wholly unconditional, payment has been received by the Purchaser as

described in (i) above, but the Inland Revenue and Wembley have not agreed the Valuations in writing, then:

(A) Wembley shall as soon as reasonably practicable comply with any reasonable requests by the Purchaser for information concerning the status of discussions and correspondence with the Inland Revenue in relation to the Valuations in order that the Purchaser may exercise its right to give instructions as contemplated by sub-paragraph (B) below on an informed basis.

(B) Subject to sub-paragraph (C) below, the Purchaser may by notice to Wembley at any time thereafter require that Wembley shall agree the Valuations with the Inland Revenue within one month of receipt of the notice at such amounts as the Inland Revenue have agreed in writing they will accept and the Purchaser shall in the notice require (in which event the Deferred LPR Consideration shall in consequence become payable on the second Business Day following the later of (i) and (ii) above).

(C) Wembley shall not be obliged to comply with any requirement of a notice given by the Purchaser under sub-paragraph (B) if Wembley gives the Purchaser notice within one month of receipt of the Purchaser's notice that to do so would in Wembley's reasonable opinion result in (x) an aggregate tax cost to the BLB Group in excess of any amount which BLB Acquisition is entitled to deduct from the Deferred Offer Consideration in respect of Applicable Tax and/or (y) any of the operations and/or businesses of any member of the BLB Group otherwise being disadvantaged.

4.5 Following:

(a) either a final judgement in respect of the Indictment (being a judgement which is non-appealable or in respect of which all rights of appeal have lapsed) or a final and binding settlement in respect of the Indictment; and

(b) satisfaction (in the reasonable opinion of the directors of LPR and the manager(s) of LPRI) of all liabilities of LPR and LPRI (including liabilities for associated costs as described in the parenthesis in clause 4.9.2(a)),

(i) LPR shall procure that LPRI shall pay or procure the payment to LPR (or to the Purchaser) of a £ sterling amount representing all remaining cash balances of LPRI, subject only to the retention of such amounts as the manager of LPRI shall reasonably consider to be required in respect of the winding-up or striking off of LPRI; and

(ii) the Purchaser shall procure that LPR shall, as soon as reasonably practicable thereafter, pay or procure the payment to the Purchaser of a £ sterling amount representing all remaining cash balances of LPR, subject only to the retention of such amounts as the directors of LPR shall reasonably consider to be required in respect of the winding-up or striking-off of LPR (and such liabilities shall

include fees for the services of the directors of LPR as stated in the Offer Document).

References to amounts paid under this clause 4.5 shall include reference to all distributions by LPRI and LPR whether as dividends or distributions upon liquidation or otherwise. Obligations due under this clause 4.5 shall be deemed only to be satisfied when LPRI and LPR have no assets (including rights to assets) other than amounts which are to be retained by them respectively in accordance with this clause 4.5.

4.6 The Deferred LPR Consideration shall be paid in £ sterling by electronic transfer to arrive in cleared funds, net of all charges, deductions or withholdings in such bank account of Wembley as Wembley shall notify to the Purchaser, such notification to be made not more than five Business Days after the Offer becomes or is declared wholly unconditional.

4.7 As of Completion the directors of the Purchaser and LPR shall be Claes Hultman, Mark Elliott, Peter Harris and Neil Chisman and the manager of LPRI is intended to be a new corporate entity to be incorporated as a subsidiary of the Purchaser and of which the directors shall be the same persons as are directors of the Purchaser. The Purchaser and LPR undertake to Wembley that the businesses of the Purchaser, LPR and LPRI will following Completion be conducted in a lawful and proper manner. Subject to the previous sentence, the Purchaser will not take any action to alter the composition of the board of LPR or the manager(s) of LPRI following Completion unless and to the extent that the Purchaser is required to appoint any replacement director(s) of LPR (or LPR is required to appoint any replacement manager of LPRI) by reason of less than the minimum number remaining due to incapacity, resignation, retirement or death, in any which event any director and/or manager appointed at the instance of the Purchaser shall be free to exercise his or her powers, authorities and discretions as he or she may see fit. The Purchaser may only remove and/or appoint the minimum number of persons necessary to remedy any of the above circumstances. The Purchaser's obligations under this clause 4.7 shall terminate upon payment of the Deferred LPR Consideration. Nothing in this agreement is to be construed as conferring on any of the individuals named in this clause any right pursuant to the Contracts (Rights of Third Parties) Act 1999 or otherwise. Messrs. Hultman, Elliott, Harris and Chisman will be paid for acting as directors of LPR as set out in the Offer Document, but they will not be paid for acting as directors of the Purchaser or of the corporate manager of LPRI.

4.8 The Purchaser shall procure that, after having acquired them and until after payment of the Deferred LPR Consideration, LPR shall not dispose of any of the LPRI Interests or any interest therein (including by the creation of any option or derivative) or allow any of them to become subject to any Encumbrance.

4.9 The Purchaser shall have no assets other than the Shares (and shares in the new manager of LPRI as contemplated by clause 4.7) and shall not have any liabilities other

than as contemplated by this agreement. From Completion and until after payment of the Deferred LPR Consideration:

4.9.1 the Purchaser shall not dispose of any of the Shares or any interest therein (including by the creation of any option or derivative) or allow any of them to become subject to any Encumbrance; and

4.9.2 LPR shall not, and shall procure that LPRI shall not, (and the Purchaser shall procure that neither of them shall) dispose of any of their respective assets (in the case of LPR, other than the LPRI Interests, which are subject to the restrictions of clause 4.8) or any interest therein or arising therefrom or in relation thereto (including by the creation of any option or derivative) or allow any of them to become subject to any Encumbrance, in each case other than in discharging:

(a) any liability in connection with the Indictment (including liability for any related costs, such as advisory fees, proper remuneration for persons other than the directors of LPR and other customary expenses) or which may be or is otherwise to be paid as set out in clauses 4.4.2 and 4.5 or the directors' remuneration referred to in clause 4.7; or

(b) such amounts as the directors of the Purchaser shall reasonably consider and notify to LPR and/or LPRI are required in respect of:

(i) any liabilities properly incurred or payable by the Purchaser; and/or

(ii) any liabilities properly incurred or payable by the trustees of the trust of which the Purchaser is an asset,

in each case in accordance with clause 4.10.3 (and/or clause 9.2).

4.10 The Purchaser undertakes that:

4.10.1 it shall (at the expense of LPR and/or LPRI and/or the new manager of LPRI) provide within a reasonable time such co-operation and assistance as LPR and/or LPRI and/or the new manager of LPRI may reasonably request in writing in connection with their conduct of the proceedings in connection with the Indictment;

4.10.2 it shall not do (or agree or arrange to do) anything the purpose of which is to reduce the Deferred LPR Consideration;

4.10.3 the only expenditure incurred and to be incurred by it and the trustees of the trust of which it is an asset and which may be paid from the assets of LPR and LPRI pursuant to clause 4.4.2 and/or clause 4.9.2(b) or otherwise shall be:

(a) expenditure reasonably incurred in connection with responding to requests pursuant to clause 4.10.1;

(b) reasonable and customary formation fees in respect of the incorporation of the Purchaser and the new manager of LPRI;

(c) reasonable and customary fees and expenses for the trustee(s) of the trust and the secretary of both the Purchaser and the new manager of LPRI (and reasonable fees and expenses of persons to whom any of the foregoing may delegate performance of any of their functions and/or responsibilities) and for the use of a registered office address;

(d) reasonable and customary professional fees and disbursements in relation to the preparation and submission of annual accounts and statutory filings in respect of the trust and the Purchaser and the new manager of LPRI as necessary;

(e) the Jersey exempt company fee payable to the Jersey tax authorities from time to time in order to maintain the exempt status of the Purchaser and the new manager of LPRI; and

(f) reasonable and customary professional fees and disbursements (including fees payable to the relevant regulatory authorities and governmental agencies) in connection with terminating the trust and winding-up the Purchaser and the new manager of LPRI,

in each case together with related value added or similar taxes.

4.11 Notwithstanding any provision of clauses 3 and 4 (other than this sub-clause), the persons who are from time to time parties to this agreement may in writing agree to enter into alternative transactions to those set out in such provisions in the event and to the extent necessary for practical reasons and/or to comply with applicable legal and regulatory requirements in all relevant jurisdictions provided that such alternative transactions are designed to achieve the same commercial and economic objectives as a distribution of the LPR Shares (as defined in the announcement of the Offer on 20 April 2004). Each party to this agreement from time to time agrees to give reasonable consideration to any proposed alternative transaction put to it by any other party. It is agreed that, without limitation, the failure to obtain clearance for the share for share exchange referred to in clause 3.1.5 under section 138 of the UK Taxation of Chargeable Gains Act 1992 shall constitute one circumstance to which the provisions of this clause 4.11 are intended to apply.

4.12 The Purchaser shall itself and shall procure that LPR and LPRI (and its new manager referred to in clause 4.7) shall following Completion keep the trustee(s) of the trust of which the Purchaser is a subsidiary informed in general terms and, from time to time upon request by the trustee(s), in reasonable detail (including by the provision of copy documents and/or access to original documents) of the progress of the Lincoln Park Litigation. This clause 4.12 shall not operate so as to require any company or person to do anything which might, in the opinion given in writing of LPRI's Rhode Island counsel, cause privilege to be lost in respect of any material relevant to the Lincoln Park Litigation.

4.13 Following the Offer becoming or being declared wholly unconditional, Wembley shall take all reasonable steps to:

4.13.1 agree with the Inland Revenue as soon as reasonably practicable the market value of LPR (immediately following satisfaction of the requirements of clause 3.1.4) and the market value of the LPRI Interests (upon their acquisition by Wembley from UTGR pursuant to clause 3.1.3); and

4.13.2 enable BLB Acquisition in good faith to estimate the amount of the Applicable Tax reasonably promptly following payment of the Deferred LPR Consideration.

5. **DEFERRED OFFER CONSIDERATION**

In the event of any default in payment by the Purchaser following receipt by the Purchaser of funds from LPR/LPRI pursuant to clause 4.5, then LPR and LPRI shall (subject to the rights of any permitted assignee of Wembley's rights under this Agreement) each have the right pursuant to clause 9.6 to procure that Wembley fully enforces its rights against the Purchaser in respect of the non-payment of the Deferred LPR Consideration under this agreement.

6. **WARRANTIES**

6.1 Each party covenants with and warrants to the others that:

6.1.1 it has the requisite power and authority to enter into and perform each of its obligations in this agreement (including, in the case of Wembley, all requisite discretions and control over the Shares to enable it to perform its obligations, together with the right and authority to procure the transfer to the Purchaser of the full legal and beneficial interest in the Shares on the terms set out in this agreement), each of which constitutes its valid and binding obligation enforceable against that party in accordance with its terms;

6.1.2 its entry into and compliance with the terms of this agreement does not and will not (and Wembley covenants with and warrants to the other parties to this agreement that the performance by the members of the Wembley Group referred to in this agreement of their obligations described in clause 3 (Reorganisation of the Wembley Group) does not and will not) conflict with or constitute a default under any provision of:

(a) any Encumbrance, agreement or instrument to which it and/or any member of the Wembley Group is party or by which it and/or any member of the Wembley Group and/or any of their respective assets is bound, subject, or entitled, save for:

(i) any obligation of Wembley to MGM Mirage under the break fee letter dated 23 January 2004 as amended by a letter dated 8 April 2004, copies of which have been disclosed to BLB; or

(ii) the consents which member(s) of the Wembley Group would require to effect the transactions contemplated by clause 3 (Reorganisation of the Wembley Group) and clause 4 (Sale and purchase of the Shares) in order to comply with the provisions of the documents described in Schedule 3 as giving rise to the requirement for consents, each of which Wembley shall use all reasonable endeavours to procure prior to the due date(s) for performance of the relevant obligation(s) in clause 3 (Reorganisation of the Wembley Group) and Wembley shall from time to time pending each such consent keep the Purchaser promptly informed of all material developments with respect to the obtaining of such consent;

(b) (as applicable) the memorandum or articles of association, bye-laws, partnership agreement, LPRI Operating Agreement (as annexed hereto) or other constitutional document of that party and/or any member of the Wembley Group; or

(c) any order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which that party and/or any member of the Wembley Group and/or any of their respective assets is bound, subject, or entitled,

subject to:

(i) in the case of the above statements as given by Wembley (and, upon its accession to this Agreement, LPR), the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and all other relevant state and federal regulators having confirmed that, on the Offer becoming or being declared unconditional in all respects, all material licences and other operating authorities (however denominated) necessary for the ownership or operation of the Lincoln Park Business will have and will continue to have full force and effect; and

(ii) in the case of the above statements as given by the Purchaser, the Offer becoming or being declared wholly unconditional.

7. ACCESSION BY LPR

7.1 At any time prior to when the purchase of the LPRI Interests is due to take place in accordance with the terms of clause 3.1.5, a person fulfilling the requirements of the definition of "LPR" may by giving an Accession Notice to the other persons then party to this agreement become party to this agreement with all the benefits and obligations of LPR under this agreement (and the covenants and warranties in clause 6 (Warranties) shall be deemed given by that person upon its accession to this agreement). The person giving the Accession Notice may rely on and enforce its rights pursuant to this clause 7 pursuant to the Contracts (Rights of Third Parties) Act

1999. Pending the giving of the Accession Notice, the consent of or notice to any person fulfilling the description of LPR shall not be necessary for any amendment to or termination of this agreement.

7.2 Wembley shall procure that a person fulfilling the requirements of the definition of the "LPR" shall become a party to this agreement in accordance with clause 7.1 prior to when the purchase of the LPRI Interests is due to take place in accordance with the terms of clause 3.1.5.

7.3 References in this clause 7 to "a person fulfilling the requirements of the definition of "LPR" shall be construed as requiring that LPR is owned and capitalised as described in clause 3.1.4.

8. **FURTHER ASSURANCES**

Each party shall, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as any other party may from time to time reasonably require in order after Completion to vest any of the Shares in the Purchaser, its nominee or its assignee, or as otherwise may be necessary to give full effect to this agreement.

9. **GENERAL**

9.1 Each of the obligations, warranties, covenants and undertakings set out in this agreement (excluding any obligation which is fully performed at Completion) shall continue in force after Completion.

9.2 Save as otherwise provided in this agreement, each party shall pay the costs and expenses incurred by it in connection with the entering into and performance of this agreement. The Purchaser undertakes to Wembley to pay the costs and expenses (other than enforcement costs) of the Assignee and Security Trustee (as defined in the Security Assignment and Charge proposed to be entered into to secure the payment of the Deferred Offer Consideration).

9.3 If any provision of this agreement is held to be invalid or unenforceable, that provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this agreement, but without invalidating any of the remaining provisions and the parties shall in such circumstances co-operate in good faith to seek to agree alternative provisions in order to achieve the same commercial and economic objectives.

9.4 This agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this agreement.

9.5 The rights of each party under this agreement:

9.5.1 may be exercised as often as necessary;

9.5.2 unless otherwise expressly provided in this agreement, are cumulative and not exclusive of rights and remedies provided by law; and

9.5.3 may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

9.6 Without prejudice to the rights of any permitted assignee of any party's rights under this agreement, a person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 save to the extent that this agreement expressly confers any right on any person who is not a party to this agreement in which event(s) such person(s) may enforce this agreement pursuant to the Contracts (Rights of Third Parties) Act 1999.

9.7 This agreement contains the whole agreement between the parties relating to the transactions contemplated by this agreement and supersedes and extinguishes altogether all rights and obligations under all previous agreements, whether oral or in writing, between the parties (or any of their respective Affiliates, each of whom may rely on this clause pursuant to the Contracts (Rights of Third Parties) Act 1999).

9.8 This agreement may only be amended if in writing signed by the parties to this agreement at the relevant time and in any event with the written consent of BLB and, in any event following the Offer becoming or being declared unconditional in all respects, with the written consent of LPR.

9.9 No party may assign or allow to be held in trust any of its rights under this agreement save that:

9.9.1 Wembley may assign its rights under a security assignment in the agreed form annexed to this agreement marked B (with such changes as may be agreed between the parties to this agreement and BLB) (and may assign its rights to an alternative security trustee from time to time thereunder). The Purchaser agrees to acknowledge to the security trustee any notice of any such assignment which it is given; and

9.9.2 the Purchaser shall at the request of BLB assign the benefit of clause 6 to BLB which may have such benefit at the same time as the Purchaser and any assignee under clause 9.9.1 on terms that any loss of BLB arising from a breach of warranty or covenant under clause 6 shall be calculated on the same basis as if BLB was an original beneficiary of clause 6.

9.10 The Purchaser shall no right to determine the validity of any notice under clause 2.2.3 or clause 4.1(a).

10. RELATIONSHIP OF THE PARTIES

This agreement shall not be construed as creating any partnership or (except to the extent expressly described) agency relationship among any of the parties and no party shall represent itself as the agent or representative of any other party and shall have no right to create or assume any obligation whatsoever on behalf of any other party save as provided in this agreement.

11. **NOTICES**

11.1 Any notice or other formal communication given under this agreement (which includes fax, but not email) must be in writing and may be delivered or sent by fax to the party to be served as follows:

11.1.1 to Wembley at:

Elvin House, Stadium Way, Wembley HA9 0DW, United Kingdom

Fax: +44 20 8900 1046

marked for the attention of the Company Secretary

11.1.2 to the Purchaser at:

[Address]

[Fax]

marked for the attention of ●

11.1.3 to LPR at such address, and to such fax number (if any), as shall be notified in any Accession Notice,

or at such other address or to such fax number as each may notify to the other parties under this clause. The giver of each notice or other formal communication under this agreement shall provide a copy thereof to:

BLB c/o Kerzner International Limited, 2 - 4 Packhorse Road, Gerrards Cross, Buckinghamshire, SL9 7QE, United Kingdom

Fax: + 44 1753 899 808

marked for the attention of Charles Adamo

with a copy to:

BLB c/o Kerzner International Limited, Coral Towers, 3rd Floor, Casino Drive, Paradise Island, The Bahamas

marked for the attention of Charles Adamo

Fax: + 1 242 363 5401

with a copy to:

BLB c/o Starwood Capital Group Global, L.L.C., 591 West Putnam Avenue, Greenwich, Connecticut 06830, United States of America

Fax: + 1 203 422 7814

marked for the attention of Madison Grose

11.2 Any notice or other communication shall be deemed to have been given:

11.2.1 if delivered, at the time of delivery; or

11.2.2 if sent by fax, on completion of the transmission,

provided that if delivered or transmitted after 5.00pm (local time at the place of destination) or on any Saturday, Sunday or public holiday in the country of destination, it shall be deemed given on the next following day which is not a Saturday, Sunday or public holiday in the country of destination.

11.3 In proving the giving of a notice or other formal communication it shall be sufficient to prove that delivery was made or that the fax was properly addressed and transmitted, as the case may be.

12. **GOVERNING LAW AND JURISDICTION**

12.1 This agreement is governed by English law.

12.2 The English courts shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement. The parties irrevocably submit to the exclusive jurisdiction of the English courts and waive any objection to the English courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute.

AS WITNESS this agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

Agreed Form

SCHEDULE 1

NOTICE PURSUANT TO CLAUSE 2.2.3 OF THE AGREEMENT

To: Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

● 2004

Dear Sirs

We hereby give you notice pursuant to clause 2.2.3 of the Separation Agreement dated ● 2004 that the Offer as defined in the Separation Agreement is unconditional as to acceptances and we confirm that we are not aware of any matter which will prevent the Offer becoming or being declared unconditional in all respects, subject to satisfaction of the conditions relating to implementation of the transactions set out in clauses 3 (Reorganisation of the Wembley Group) and 4 (Sale and purchase of the Shares) of that Separation Agreement, provided that this confirmation shall be without prejudice to our rights under the Offer in respect of any matter of which we become aware after the giving of this letter to the extent that we may exercise them in accordance with the provisions of the City Code on Takeovers and Mergers and the requirements of the Panel on Takeovers and Mergers. We enclose a receiving agent's certificate in relation to the Offer in accordance with Note 7 to Rule 10 of the Code.

Yours faithfully

....

For and on behalf of BLB Worldwide Acquisition, Inc.

SCHEDULE 2

FORM OF ACCESSION NOTICE

From: LP Residual Limited

To: [Each person currently party to the Agreement]

[Date]

Dear Sirs

1. This letter is an Accession Notice as defined in the Separation Agreement dated ● 2004 (the "**Agreement**") pursuant to clause 7 thereof (Accession by LPR).

2. We hereby undertake to you to perform the Agreement and to be bound by the terms of the Agreement as if we had been an original party thereto with all the rights and obligations of LPR as set out therein.

3. This undertaking is given in consideration of our obtaining the benefit of the Agreement pursuant to clause 7 thereof (Accession by LPR) as if we had been an original party thereto with all the rights and obligations of LPR as set out therein.

4. Our address [and fax number] for the purpose of clause 11.1.3 of the Agreement shall be as follows: ●.

Yours faithfully

....

For and on behalf of LP Residual Limited

SCHEDULE 3

THIRD PARTY CONSENTS

	Agreement	Parties	Date	Restriction on Assignment
1.	£40 million Multi-currency Revolving Facility Agreement	Barclays Bank plc (1) Wembley plc and others (2)	17 January 2002	Consent (or prepayment/cancellation of the facility) is required to implement the Lincoln Park Reorganisation and to a change of control of Wembley.
2.	Global Cash Access ATM Service Agreement	Global Cash Access, L.L.C. (1) WG Partnership, L.P. (2)	1 January 2003	Assignment without the prior written consent of Global Cash Access, L.L.C. is prohibited. Any transaction that results in a change in the majority of the economic or voting interests of WG Partnership, L.P. or any entity directly or indirectly controlling WG Partnership, L.P. or the surviving entity shall be deemed an assignment.
3.	Totalisator Services Agreement	Autotote Systems, Inc (1) United Track Racing (2)	18 May 1994	Section IV.Q prohibits assignment without prior consent, which consent shall not be unreasonably withheld.
4.	Client Agency Agreement	Trainor Wendell Iamele (1) Lincoln Park, Inc. (2)	undated	Section 10.4 prohibits assignment without prior written consent.
5.	Lease Agreements for Xerox	Xerox Corporation (1)	16 May 2003	Section 8 prohibits assignment without prior

	Equipment	Burville Racing Association (now known as Lincoln Park, Inc.) (2)		written consent.

SCHEDULE 4

NOTICE PURSUANT TO CLAUSE 4.1(A) OF THE AGREEMENT

To: Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

● 2004

Dear Sirs

We hereby give you notice pursuant to clause 4.1(a) of the Separation Agreement dated ● 2004 that the Offer as defined in the Separation Agreement is unconditional as to acceptances and we confirm that we are not aware of any matter which will prevent the Offer becoming or being declared unconditional in all respects, subject to satisfaction of the conditions relating to implementation of the transaction set out in clause 4 (Sale and purchase of the Shares) of that Separation Agreement, provided that this confirmation shall be without prejudice to our rights under the Offer in respect of any matter of which we become aware after the giving of this letter to the extent that we may exercise them in accordance with the provisions of the City Code on Takeovers and Mergers and the requirements of the Panel on Takeovers and Mergers.

Yours faithfully

....

For and on behalf of BLB Worldwide Acquisition, Inc.

Agreed Form

EXECUTED by the parties

EXECUTED for and on behalf of	)
WEMBLEY PLC	)
by	)

Executed for and on behalf of	)
[LP RESIDUAL (HOLDINGS) LIMITED]	)
by	)

EXHIBIT

PLAN OF MERGER

Lincoln Park, Inc. into LPRI, LLC

This Plan of Merger (hereinafter "Plan of Merger") is entered into as of the _____ day of ____________, 2004, by LPRI, LLC, a Rhode Island limited liability company ("Survivor") and Lincoln Park, Inc., a Rhode Island corporation ("Merged").

WHEREAS, The owner of all of the outstanding capital stock of Merged and all the ~~owner of all~~ Managers of the ~~outstanding membership interests~~ Survivor (pursuant to the authority granted to them by the sole member of Survivor under the Operating Agreement of Survivor) dated ___________, 2004, deem it advisable that Merged be merged into Survivor as authorized by the provisions of §7-16-59 of the General Laws of Rhode Island (1956), as amended (hereinafter "Rhode Island Law"); and

WHEREAS, Survivor, by its Articles of Organization which were filed in the office of the Secretary of State, State of Rhode Island, on __________________ ____, 2004, has one (1) member; and

WHEREAS, Merged, by its Articles of Incorporation which were filed in the office of the Secretary of State, State of Rhode Island, on June 26, 1941, has an authorized capital stock consisting [of fifty (50) shares of common stock, without par value, of which [thirty seven (37)]] shares are issued and outstanding.

WHEREAS, it is intended that the merger effect a complete liquidation of Merged within the meaning of Sections 332, 334(b)(1) and 337 of the Internal Revenue Code of 1986, as amended, and pursuant to a plan of complete liquidation duly adopted by the sole stockholder of Merged; and

WHEREAS, it is intended that, in accordance with Treasury Regulations Section 301.7701-3 (and any successors provisions), Survivor be disregarded as an entity separate from its sole member for all US federal income tax purposes.

NOW, THEREFORE, in accordance with Rhode Island Law, Merged shall be merged into Survivor as follows:

FIRST: As of __________ ___, 2004 at ______ a.m. ("Effective Time"), Merged shall be merged with and into Survivor such that Survivor shall be the surviving limited liability company.

SECOND: As of the Effective Time, each single issued and outstanding share of common stock of Merged shall, without any action on the part of the holder thereof, be canceled and each issued and outstanding membership interest of Survivor shall remain issued and outstanding.

THIRD: The terms and conditions of the merger provided for herein are as follows:

A. The Articles of Organization of Survivor shall be the Articles of Organization of the surviving limited liability company.

B. The Operating Agreement of Survivor as in effect at the Effective Time shall be the Operating Agreement of the surviving limited liability company.

C. The Member of Survivor, after the Effective Time, shall be as presently existing.

D. Survivor and Merged shall each pay their respective expenses of carrying this Plan of Merger into effect and of accomplishing this merger.

E. This Plan of Merger shall become effective as of the Effective Time, as of which time the separate existence of Merged shall cease and Merged shall be merged with and into Survivor in accordance with the provisions of this Plan of Merger, whereupon:

(i) Survivor shall, at the Effective Time and subsequently, possess all of the rights, privileges, immunities, powers and franchises of a public as well as a private nature, of each of Merged and Survivor and shall, at the Effective Time and subsequently, be subject to all the restrictions, disabilities and duties, of Merged and Survivor to the extent the rights, privileges, immunities, powers, franchises, restrictions, disabilities and duties are applicable to the limited liability form of existence of Survivor;

(ii) all property, real, personal and mixed, and all debts due to Merged, on whatever account, including promises to make capital contributions and subscriptions for shares, and all other things or choses in action, and all and every other interest of or belonging to or due Merged and Survivor, are vested in Survivor without further act or deed;

(iii) Survivor is responsible and liable for all liabilities and obligations of each of Merged and Survivor and any claim existing or action or proceeding pending by or against Merged or Survivor may be prosecuted as if the merger had not taken place, or Survivor may be substituted in the action;

(iv) the title to all real estate and any interest in real estate vested in

Merged does not revert or become in any way impaired because of this merger; and

(v) Neither the rights of creditors nor any liens on the property of Merged or Survivor are impaired by the merger.

FOURTH: If at any time Survivor shall consider or be advised that any further assignments or assurances in law or other things are necessary or desirable to vest or to perfect or to confirm, or record or otherwise, in Survivor, the title to any property of Merged, acquired or to be acquired by this Plan of Merger, the proper Authorized Agent(s) of Survivor are fully authorized to execute and deliver any and all proper deeds, assignments and assurances in law or otherwise and to do all things necessary and proper in the name of Merged so as to vest, perfect or confirm title to such property in Survivor and otherwise carry out the purposes of this Plan of Merger.

FIFTH: Survivor reserves the right to amend, alter, change or repeal any provision of the Articles of Organization in the manner now or hereafter prescribed by the laws of the State of Rhode Island.

IN WITNESS WHEREOF, this Plan of Merger has been executed by the duly Authorized Agent(s) of Survivor and authorized officers of Merged as of the day and year first above written.

[Attest:]

LPRI, LLC ~~by UTGR, Inc., a Delaware Corporation, Sole Member~~

By: ______________________

____

____

[Name], Manager

Lincoln Park, Inc.

____

By: ______________________

______________________, __________

287161_14.doc

II.B.1 and III.B.1
3/~~8~~15/04

UTGR, INC.

UNANIMOUS WRITTEN CONSENT OF THE DIRECTORS OF UTGR, INC.

(Authorizing Numerous Steps in Connection with Distribution and the Transfer of LPRI Interests)

The undersigned, constituting all of the Directors of UTGR, Inc., a Delaware corporation, hereby take the following action by written consent and consent and adopt the following resolutions:

WHEREAS, each of Lincoln Park, Inc. a Rhode Island corporation ("Lincoln Park") and LPRI LLC, a Rhode Island limited liability company ("LPRI") is an indirect wholly-owned member of a group of companies (the "Wembley Group") of which the ultimate parent is Wembley plc ("Wembley") and each is directly wholly-owned by UTGR, Inc., a Delaware corporation ("UTGR") which is also an indirect wholly-owned member of the Wembley Group; and

WHEREAS, Lincoln Park has been indicted under Indictment No. CR-03-8103ML filed by the United States of America acting by and through the United States Attorney for the District of Rhode Island (the "Government") and if convicted Lincoln Park can be subject to fines aggregating up to US$8,000,000 (said indictment hereinafter referred to as the "Lincoln Park Litigation"); and

WHEREAS, ~~The~~ Wembley ~~Group~~ has reached an agreement with MGM Mirage on the terms of a recommended cash acquisition by MGM Mirage of ~~the~~ Wembley ~~Group~~ (the "Acquisition") and as part of such Acquisition it is intended that there be a restructuring of Lincoln Park, LPRI, UTGR and other existing and future members of the Wembley Group including but not limited to an English private limited company ~~to be formed~~LP Residual Limited (hereinafter referred to as "~~Newco~~LPR") (such restructuring hereinafter referred to as the "Lincoln Park Restructuring") the purpose of the Lincoln Park Restructuring is to separate from the Wembley Group ~~immediately prior to~~simultaneously with its ~~Acquisition~~acquisition by MGM Mirage ~~the~~any potential liability~~, if any,~~ for, and associated costs of, the Lincoln Park Litigation; and

WHEREAS, UTGR desires to take the necessary steps to carry out and facilitate the Acquisition and the Lincoln Park Restructuring including but not limited to the following steps which are proposed (although Wembley ~~Group~~ and MGM Mirage reserve the right to agree to amendments to these steps to affect underlying commercial objectives):

(i) Lincoln Park will be reorganized by way of merger of Lincoln Park with and into LPRI, an entity disregarded for all US federal income tax purposes in accordance with Treasury Regulations Sections 301.7701-2 and 301.7701-3 (and any successor provisions), with LPRI being the surviving entity (the "Merger"), in a transaction intended to qualify as a tax-free liquidation of Lincoln Park with and into its sole shareholder, UTGR under Sections 332 and 337 of the Internal Revenue Code of 1986, as amended (the "Code");

(ii) LPRI will thereupon transfer by distribution of all its business, assets and liabilities to UTGR and UTGR will assume all the liabilities of LPRI except that LPRI will retain its potential liability, if any, for, and associated costs of, the Lincoln Park Litigation, including associated legal and other costs, and will also retain cash balances of approximately $_________ million being an amount which the directors of Wembley Group believe will be sufficient to provide for such potential liability, if any, and associated costs (the "Distribution");

(iii) UTGR will thereafter transfersell its membership interests in LPRI to Wembley for fair market value; and

(iv) Wembley will thereafter transfer theits membership interests in LPRI to NewcoLPR in exchange for shares of NewcoLPR.

WHEREAS, the foregoing Lincoln Park Restructuring will be implemented only upon all necessary or desirable federal, state, municipal, or other governmental authorizations, orders, consents, clearances, permissions and approvals having been obtained including but not limited to approvals from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation, and all other state and municipal authorities necessary or desirable for the Acquisition and subsequent operation of the Lincoln Park businesses (hereinafter collectively referred to as "Approval(s)"); and

WHEREAS, UTGR desires to authorize, and/or to confirm and/or ratify previous authorizations for, the defense of the Lincoln Park Litigation, the obtaining of Approvals, the implementation of the Lincoln Park Restructuring, and the taking of such other action as may be necessary or desirable in connection with the Acquisition by MGM Mirage of Wembley Group and related proposals.

NOW THEREFORE, it is hereby:

DISTRIBUTION OF ASSETS AND LIABILITIES

RESOLVED: That, upon consummation of the Merger and no sooner than one (1) business day following such Merger, and subject to all Approvals having been obtained, UTGR accepts the transfer by distribution from LPRI, without payment of any consideration by UTGR, all of LPRI's assets and property, real, personal and mixed, tangible and intangible and its business and

operations including but not limited to all of its real estate, licenses, permits, franchises, related to the "Lincoln Park" facility (collectively "Distributed Assets") under the Assignment and Distribution Agreement in substantially the form annexed hereto as Exhibit _______ together with any Authorized Changes (as defined below) (the "Assignment Agreement") excluding however:

(i) Cash in the amount of $_______ or such other amount as ~~UTGR~~ *[LPRI?]* determines is appropriate to satisfy the Lincoln Park Litigation potential liability and associated costs, which amount includes $8,000,000 deposited in escrow under the Escrow Agreement (as defined below) (the "Cash"); and

(ii) all rights under that certain Funding Agreement dated January 23. 2004 ("Funding Agreement") between Lincoln Park and the Government; and that certain Escrow Agreement dated January 23, 2004 (the "Escrow Agreement") among Lincoln Park the Government and Wachovia Bank, National Association (the Funding Agreement and Escrow Agreement collectively referred to as the "Agreements") (the Cash and the Agreements collectively referred to as the "Retained Assets"~~).~~").

RESOLVED: To execute and deliver to LPRI an Assumption Agreement in substantially the form annexed hereto as Exhibit ___ together with any Authorized Changes (as defined below) ("Assumption Agreement") of any and all of LPRI's liabilities, debts, claims, obligations and charges of every kind and nature, at the time existing or arising thereafter, fixed or contingent, absolute or otherwise, asserted or unasserted, whether known or unknown ("Assumed Liabilities") with the sole exception of liabilities, if any, arising out of the Lincoln Park Litigation and the Funding Agreement and the Escrow Agreement.

RESOLVED: That each of the President, the Treasurer, any Assistant Treasurer, the Controller of UTGR, or any other person now or hereafter duly authorized by UTGR, each acting singly, (each such officer or person individually referred to herein as "Authorized Agent" and collectively referred to herein as "Authorized Agents") be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of UTGR to effectuate these transactions authorized above to effectuate the Lincoln Park Restructuring, in accordance with the

terms of the documents referred to above, together with such additions, deletions and other modifications any Authorized Agent deems necessary, desirable, convenient or appropriate and in the best interest of UTGR (such deletions, additions or modifications collectively "Authorized Changes").

PRIVILEGE AGREEMENT

RESOLVED: That in connection with the Distribution, UTGR enter into a Privilege Agreement to preserve and protect the privilege attaching to information within the Distributed Assets in substantially the form annexed hereto as Exhibit ______ together with any Authorized Changes (the "Privilege Agreement").

ASSIGNMENT OF INTEREST IN LPRI

RESOLVED: That UTGR determines that the fair market of 100% of the membership interest in LPRI (collectively, the "Membership Interest") is $_________ ("Fair Market Amount") and that it is the best interests of UTGR to ~~assign~~sell to Wembley the Membership Interest for a purchase price equal to the Fair Market Amount and upon such other terms and provisions set forth in the First Assignment Agreement in substantially the form annexed hereto as Exhibit ___ together with Authorized Changes (the "First Assignment").

GENERAL

RESOLVED: That any additional or specific resolutions in a form required or prescribed by any person in connection with the implementation of the transactions and actions authorized by the foregoing resolutions are hereby adopted with the same force and effect as if set forth herein in full, and each of the Secretary or any Assistant Secretary, or any Authorized Agent, acting singly is hereby authorized to attest and certify to adoption of same as of the date hereof and to include same in records of the proceedings of this corporation or company.

RESOLVED: That in accordance with the above resolutions, each Authorized Agent be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of UTGR, to take or cause to be taken all such actions, pay such fees and expenses and to sign, execute, verify, acknowledge, certify to, file and deliver all such instruments, documents, certificates, assignments, affidavits and agreements as any such Authorized Agent taking or causing such action to be taken determines to be necessary, desirable, convenient or appropriate and in the best interest of UTGR in order to implement or further UTGR's intentions or obligations contemplated by the foregoing resolutions and to comply with and otherwise effect the purposes and intents of the foregoing resolutions.

RESOLVED: That the taking of any action, the execution and delivery of any agreement, document or other instrument by any Authorized Agent in connection with the implementation of any or all of the foregoing resolutions shall be conclusive of his determination that the same was necessary, desirable, convenient and appropriate and in the best interest of UTGR.

RESOLVED: That each Authorized Agent be, and he/she hereby is, authorized, empowered and directed to attest and/or to certify the execution and delivery of any plan and/or any articles of merger, certificate, agreement, document or other instrument contemplated by any of the foregoing resolutions by any Authorized Agent and the adoption of the foregoing resolutions by UTGR.

RESOLVED: That the taking of any action, and the execution and delivery of any agreement, document or instrumental by any person on behalf of UTGR's prior to or subsequent to the date of these resolutions in connection with or in furtherance of the implementation of anything authorized by all or any of the foregoing resolutions are hereby ratified, confirmed and adopted in all respects as the acts and deeds of UTGR.

This written consent may be executed in one or more counterparts, each of which shall constitute an original document, but all of which taken together shall constitute but one instrument. Each counterpart shall be effective with respect to each person signing it, even if another person whose signature is contemplated hereunder does not sign the same counterpart.

[The remainder of this page intentionally has been left blank; the next page is the signature page.]

Executed and effective as of this ______ day of ______________, 2004.

____

____

____

286908_13.doc

I.B.2 and 3
~~2/25~~3/15/04

LINCOLN PARK, INC.

JOINT WRITTEN CONSENT OF THE BOARD OF DIRECTORS AND THE SOLE STOCKHOLDER OF LINCOLN PARK, INC.

(Authorizing Numerous Steps Including Merger in Connection with Lincoln Park Restructuring)

The undersigned, constituting all of the members of the Board of Directors, and the Sole Stockholder, of Lincoln Park, Inc. a Rhode Island corporation, hereby take the following action by joint written consent and consent and adopt the following resolutions:

WHEREAS, each of Lincoln Park, Inc. a Rhode Island corporation ("Lincoln Park") and LPRI LLC, a Rhode Island limited liability company ("LPRI") is an indirect wholly-owned member of a group of companies (the "Wembley Group") of which the ultimate parent is Wembley plc ("Wembley") and each is directly wholly-owned by UTGR, Inc., a Delaware corporation ("UTGR") which is also an indirect wholly-owned member of the Wembley Group; and

WHEREAS, Lincoln Park has been indicted under Indictment No. CR-03-8103ML filed by the United States of America acting by and through the United States Attorney for the District of Rhode Island (the "Government") and if convicted Lincoln Park can be subject to fines aggregating up to US$8,000,000 (said indictment hereinafter referred to as the "Lincoln Park Litigation"); and

WHEREAS, Wembley ~~Group~~ has reached an agreement with MGM Mirage on the terms of a recommended cash acquisition by MGM Mirage of ~~the~~ Wembley ~~Group~~ (the "Acquisition") and as part of such Acquisition it is intended that there be a restructuring of Lincoln Park, LPRI, UTGR and other existing and future members of the Wembley Group including but not limited to an English private limited company ~~to be formed~~, LP Residual Limited (hereinafter referred to as "~~Newco~~LPR") (such restructuring hereinafter referred to as the "Lincoln Park Restructuring") the purpose of the Lincoln Park Restructuring is to separate from the Wembley Group ~~immediately prior~~simultaneously with to its ~~Acquisition~~acquisition by MGM Mirage ~~the~~any potential liability~~, if any,~~ for, and associated costs of, the Lincoln Park Litigation; and

WHEREAS, Lincoln Park desires to take the necessary steps to carry out and facilitate the Acquisition and the Lincoln Park Restructuring including but not limited to the following steps which are proposed (although Wembley Group and MGM Mirage reserve the right to agree to amendments to these steps to affect underlying commercial objectives):

(i) Lincoln Park will be reorganized by way of merger of Lincoln Park with and into LPRI, an entity disregarded for all US federal income tax purposes in accordance with Treasury Regulations Sections 301.7701-2 and 301.7701-3 (and any

successor provisions), with LPRI being the surviving entity (the "Merger"), in a transaction intended to qualify as a tax-free liquidation of Lincoln Park with and into its sole shareholder, UTGR under Sections 332 and 337 of the Internal Revenue Code of 1986, as amended (the "Code");

(ii) LPRI will thereupon transfer by distribution of all its business, assets and liabilities to UTGR and UTGR will assume all the liabilities of LPRI except that LPRI will retain its potential liability~~, if any,~~ for and associated costs of, the Lincoln Park Litigation~~, including associated legal and other costs, and~~ , will also retain cash balances of approximately $_____ million being an amount which the directors of Wembley Group believe will be sufficient to provide for such potential liability~~, if any,~~ and costs (the "Distribution");

(iii) UTGR will thereafter ~~transfer~~sell its membership interests in LPRI to Wembley for fair market value; and

(iv) Wembley will thereafter transfer ~~the~~its membership interests in LPRI to ~~Newco~~LPR in exchange for shares of ~~Newco~~LPR.

WHEREAS, the foregoing Lincoln Park Restructuring will be implemented only upon all necessary or desirable federal, state, municipal, or other governmental authorizations, orders, consents, clearances, permissions and approvals having been obtained including but not limited to approvals from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation, and all other state and municipal authorities necessary or desirable for the Acquisition and subsequent operation of the Lincoln Park businesses (hereinafter collectively referred to as "Approval(s)"); and

WHEREAS, Lincoln Park desires to authorize, and/or to confirm and/or ratify previous authorizations for, the defense of the Lincoln Park Litigation, the obtaining of Approvals, the implementation of the Lincoln Park Restructuring, and the taking of such other action as may be necessary or desirable in connection with the Acquisition ~~by MGM Mirage of Wembley Group~~ and related proposals.

NOW THEREFORE, it is hereby:

APPROVALS

RESOLVED: That Lincoln Park and, upon the consummation of Merger, the respective successors and assigns of Lincoln Park, including but not limited to LPRI and UTGR, take all necessary or desirable actions to obtain the Regulatory Approvals and that each of the President, any Vice President, the Treasurer any Assistant Treasurer, the Controller of Lincoln Park, or any other person now or hereinafter duly authorized by Lincoln Park, each acting singly, (each such officer or person individually referred to herein as "Authorized Agent" and collectively referred to herein as "Authorized Agents") be, and he/she hereby is, acting singly,

authorized, empowered and directed, in the name and on behalf of Lincoln Park, to prepare, file, and prosecute all necessary or desirable applications, petitions or requests with respect to such Regulatory Approvals.

MERGER

RESOLVED: That the Board of Directors of Lincoln Park and UTGR, the sole stockholder Lincoln Park, hereby approves the Merger of Lincoln Park with an into LPRI, as a result of which LPRI shall survive the Merger, with the intention (a) that the Merger effect a complete liquidation of Lincoln Park within the meaning of Sections 332, 334(b)(1) and 337 of the Code; and (b) that the adoption of these resolutions by the sole stockholder of the Lincoln Park constitutes the adoption of a plan of complete liquidation for purposes of the aforementioned Sections of the Code.

RESOLVED: The Board of Directors of Lincoln Park and UTGR, the sole stockholder of Lincoln Park hereby approves and adopts the Plan of Merger in substantially the form annexed hereto as Exhibit ___ and made a part hereof together with such additions, deletions and other modifications as any Authorized Agent deems necessary, desirable, convenient or appropriate and in the best interest of Lincoln Park (such deletions, additions and modifications collectively "Authorized Changes") (the foregoing plan of merger together with any Authorized Changes referred to herein as the "Plan") and directs that the Plan be submitted to a vote of stockholders at a meeting of stockholders pursuant to written notice and otherwise in accordance with the Rhode Island General Laws (1956) ("RIGL") Section 7-1.1-67.

RESOLVED: That UTGR, the sole stockholder Lincoln Park, pursuant to Section 7-1.1-30-2 of RIGL, hereby waives any notice of meeting otherwise contemplated by Section 7-1.1-67 of RIGL, and resolves that Lincoln Park merge with LPRI and hereby approves the Plan and the Merger pursuant thereto.

RESOLVED: That each Authorized Agent be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of Lincoln Park, to execute and file with the Rhode Island Secretary of State appropriate Articles of Merger and the Plan and any other document or instrument in connection therewith.

GENERAL

RESOLVED: That any additional or specific resolutions in a form required or prescribed by any person in connection with the implementation of the transactions and actions authorized by the foregoing resolutions are hereby adopted with the same force and effect as if set forth herein in full, and each of the Secretary or any Assistant Secretary, or any Authorized Agent, acting singly is hereby authorized to attest and certify to adoption of same as of the date hereof and to include same in records of the proceedings of this corporation or company.

RESOLVED: That in accordance with the above resolutions, each Authorized Agent be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of Lincoln Park, to take or cause to be taken all such actions, pay such fees and expenses and to sign, execute, verify, acknowledge, certify to, file and deliver all such instruments, documents, certificates, assignments, affidavits and agreements as any such Authorized Agent taking or causing such action to be taken determines to be necessary, desirable, convenient or appropriate and in the best interest of Lincoln Park in order to implement or further Lincoln Park's intentions or obligations contemplated by the foregoing resolutions and to comply with and otherwise effect the purposes and intents of the foregoing resolutions.

RESOLVED: That the taking of any action, the execution and delivery of any agreement, document or other instrument by any Authorized Agent in connection with the implementation of any or all of the foregoing resolutions shall be conclusive of his determination that the same was necessary, desirable, convenient and appropriate and in the best interest of Lincoln Park.

RESOLVED: That the Authorized Agent be, and he/she hereby is, authorized, empowered and directed to attest and/or to certify the execution and delivery of any plan and/or any articles of merger, certificate, agreement, document or other instrument contemplated by any of the foregoing resolutions by any Authorized Agent and the adoption of the foregoing resolutions.

RESOLVED: That the taking of any action, and the execution and delivery of any agreement, document or instrumental by any person on behalf of Lincoln Park's prior to or subsequent to the date of these resolutions in connection with or in furtherance of the implementation of anything authorized by all or any of the foregoing resolutions are hereby ratified, confirmed and adopted in all respects as the acts and deeds of Lincoln Park.

This written consent may be executed in one or more counterparts, each of which shall constitute an original document, but all of which taken together shall constitute but one instrument. Each counterpart shall be effective with respect to each person signing it, even if another person whose signature is contemplated hereunder does not sign the same counterpart.

[The remainder of this page intentionally has been left blank; the next page is the signature page.]

Executed and effective as of this ______ day of ______________, 2004.

UTGR, Inc., Sole Stockholder

By:______________________________
________________, ____________

Directors

____

____

____

286906 4.doc

LPRI, LLC

UNANIMOUS WRITTEN CONSENT OF THE SOLE MEMBERMANAGERS OF LPRI, LLC

(Authorizing Numerous Steps Including Merger and Distribution in Connection with Lincoln Park -Restructuring)

The undersigned, UTGR, Inc., a Delaware corporation, being all of the sole memberManagers of LPRI, LLC, a Rhode Island limited liability company, hereby takes the following action by unanimous written consent and consents and adopts the following resolutions:

WHEREAS, each of Lincoln Park, Inc. a Rhode Island corporation ("Lincoln Park") and LPRI LLC, a Rhode Island limited liability company ("LPRI") is an indirect wholly-owned member of a group of companies (the "Wembley Group") of which the ultimate parent is Wembley plc ("Wembley") and each is directly wholly-owned by UTGR, Inc., a Delaware corporation ("UTGR") which is also an indirect wholly-owned member of the Wembley Group; and

WHEREAS, Lincoln Park has been indicted under Indictment No. CR-03-8103ML filed by the United States of America acting by and through the United States Attorney for the District of Rhode Island (the "Government") and if convicted Lincoln Park can be subject to fines aggregating up to US$8,000,000 (said indictment hereinafter referred to as the "Lincoln Park Litigation"); and

WHEREAS, Wembley Group has reached an agreement with MGM Mirage on the terms of a recommended cash acquisition by MGM Mirage of the Wembley Group (the "Acquisition") and as part of such Acquisition it is intended that there be a restructuring of Lincoln Park, LPRI, UTGR and other existing and future members of the Wembley Group including but not limited to an English private limited company to be formed, LP Residual Limited (hereinafter referred to as "NewcoLPR") (such restructuring hereinafter referred to as the "Lincoln Park Restructuring") the purpose of the Lincoln Park Restructuring is to separate from the Wembley Group immediately prior tosimultaneously with its Acquisitionacquisition by MGM Mirage theany potential liability, if any, for, and associated costs of, the Lincoln Park Litigation; and

WHEREAS, the CorporationLPRI desires to take the necessary steps to carry out and facilitate the Acquisition and the Lincoln Park Restructuring including but not limited to the following steps which are proposed (although Wembley Group and MGM Mirage reserve the right to agree to amendments to these steps to affect underlying commercial objectives):

(i) Lincoln Park will be reorganized by way of merger of Lincoln Park with and into LPRI, an entity disregarded for all US federal income tax purposes in accordance

with Treasury Regulations Sections 301.7701-2 and 301.7701-3 (and any successor provisions), with LPRI being the surviving entity (the "Merger"), in a transaction intended to qualify as a tax-free liquidation of Lincoln Park with and into its sole shareholder, UTGR under Sections 332 and 337 of the Internal Revenue Code of 1986, as amended (the "Code");

(ii) LPRI will thereupon transfer by distribution of all its business, assets and liabilities to UTGR and UTGR will assume all the liabilities of LPRI except that LPRI will retain its potential liability~~, if any,~~ for, and associated costs of, the Lincoln Park Litigation~~, including associated legal and other costs,~~ and will also retain cash balances of approximately $______ million being an amount which the directors of Wembley Group believe will be sufficient to provide for such potential liability~~, if any,~~ and costs (the "Distribution");

(iii) UTGR will thereafter ~~transfer~~sell its membership interests in LPRI to Wembley for fair market value; and

(iv) Wembley will thereafter transfer ~~the~~its membership interests in LPRI to ~~Newco~~LPR in exchange for shares of ~~Newco~~LPR.

WHEREAS, the foregoing Lincoln Park Restructuring will be implemented only upon all necessary or desirable federal, state, municipal, or other governmental authorizations, orders, consents, clearances, permissions and approvals having been obtained including but not limited to approvals from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation, and all other state and municipal authorities necessary or desirable for the Acquisition and subsequent operation of the Lincoln Park businesses (hereinafter collectively referred to as "Approval(s)"); and

WHEREAS, LPRI desires to authorize, and/or to confirm and/or ratify previous authorizations for, the defense of the Lincoln Park Litigation, the obtaining of Approvals, the implementation of the Lincoln Park Restructuring, and the taking of such other action as may be necessary or desirable in connection with the Acquisition ~~by MGM Mirage of Wembley Group~~ and related proposals.

NOW THEREFORE, it is hereby:

LINCOLN PARK LITIGATION

RESOLVED: That LPRI, upon the consummation of the Merger, as successor to Lincoln Park by operation of law, take all reasonable steps to vigorously defend against the Lincoln Park Litigation and, accordingly hereby authorizes its legal counsel, Adler Pollock & Sheehan P.C., to take all steps consistent therewith.

APPROVALS

RESOLVED: That Lincoln Park and, upon the consummation of the Lincoln Park Restructuring, the respective successors and assigns of Lincoln Park, including but not limited to LPRI and UTGR, take all necessary or desirable actions to obtain the Approvals and that each Manager of LPRI, or any other person now or hereinafter duly authorized by UTGR or the ~~President, any Vice President, the Treasurer any Assistant Treasurer, the Controller of UTGR, the sole member~~Managers of LPRI, ~~or any other person now or hereinafter duly authorized by UTGR,~~ each acting singly, (each such officer or person individually referred to herein as "Authorized Agent" and collectively referred to herein as "Authorized Agents") be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of LPRI, to prepare, file, and prosecute all necessary or desirable applications, petitions or requests with respect to such Approvals.

MERGER

RESOLVED: That, subject to all Approvals having been obtained, Lincoln Park will be merged with and into LPRI, as a result of which LPRI shall survive the Merger.

RESOLVED: That LPRI hereby approves and adopts the Plan of Merger in substantially the form annexed hereto as Exhibit ___ and made a part hereof together with such additions, deletions and other modifications as any Authorized Agent deems necessary, desirable, convenient or appropriate and in the best interest of LPRI (such deletions, additions and modifications collectively "Authorized Changes") (the foregoing plan of merger together with any Authorized Changes referred to herein as the "Plan").

RESOLVED: That each Authorized Agent be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of LPRI, to execute and file with the Rhode Island Secretary of State appropriate Articles of Merger and the Plan and any other document or instrument in connection therewith.

DISTRIBUTION OF ASSETS AND LIABILITIES

RESOLVED: That, upon consummation of the Merger and no sooner than one (1) business day following such Merger, and subject to all Approvals having been obtained, LPRI transfer by distribution to its parent, UTGR, without payment of any consideration by UTGR, all of LPRI's assets and property, real, personal and mixed, tangible and intangible and its business and

operations including but not limited to all of its real estate, licenses, permits, franchises, related to the "Lincoln Park" facility (collectively "Distributed Assets") under the Assignment and Distribution Agreement in substantially the form annexed hereto as Exhibit ________ together with any Authorized Changes (the "Assignment Agreement") excluding however:

(i) Cash in the amount of $________ or such other amount as ~~UTGR~~ [*LPRI*?], determines is appropriate to satisfy the Lincoln Park Litigation potential liability and associated costs, which amount includes $8,000,000 deposited in escrow under the Escrow Agreement (as defined below) (the "Cash"); and

(ii) all rights under that certain Funding Agreement dated January 23, 2004 ("Funding Agreement") between Lincoln Park and the Government; and that certain Escrow Agreement dated January 23, 2004 (the "Escrow Agreement") among Lincoln Park, the Government and Wachovia Bank, National Association (the Funding Agreement and Escrow Agreement collectively referred to as the "Agreements") (the Cash and the Agreements collectively referred to as the "Retained Assets")

provided that UTGR executes and delivers to LPRI an Assumption Agreement in substantially the form annexed hereto as Exhibit ___ together with any Authorized Changes ("Assumption Agreement") of any and all of LPRI's liabilities, debts, claims, obligations and charges of every kind and nature, at the time existing or arising thereafter, fixed or contingent, absolute or otherwise, asserted or unasserted, whether known or unknown ("Assumed Liabilities") with the sole exception of liabilities, if any, arising out of the Lincoln Park Litigation and the Funding Agreement and the Escrow Agreement.

PRIVILEGE AGREEMENT

RESOLVED: That in connection with the Distribution, LPRI enter into a Privilege Agreement to preserve and protect the privilege attaching to information within Distributed Assets in substantially the form annexed hereto as Exhibit ______ together with any Authorized Changes (the "Privilege Agreement").

GENERAL

RESOLVED: That any additional or specific resolutions in a form required or prescribed by any person in connection with the implementation of the transactions and actions authorized by the foregoing resolutions are hereby adopted with the same force and effect as if set forth herein in full, and each Manager of ~~the Secretary or any Assistant Secretary~~LPRI, or any Authorized Agent, acting singly is hereby authorized to attest and certify to adoption of same as of the date hereof and to include same in records of the proceedings of this corporation or company.

RESOLVED: That in accordance with the above resolutions, each Authorized Agent be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of LPRI, to take or cause to be taken all such actions, pay such fees and expenses and to sign, execute, verify, acknowledge, certify to, file and deliver all such instruments, documents, certificates, assignments, affidavits and agreements as any such Authorized Agent taking or causing such action to be taken determines to be necessary, desirable, convenient or appropriate and in the best interest of LPRI in order to implement or further LPRI's intentions or obligations contemplated by the foregoing resolutions and to comply with and otherwise effect the purposes and intents of the foregoing resolutions.

RESOLVED: That the taking of any action, the execution and delivery of any agreement, document or other instrument by any Authorized Agent in connection with the implementation of any or all of the foregoing resolutions shall be conclusive of his determination that the same was necessary, desirable, convenient and appropriate and in the best interest of LPRI.

RESOLVED: That ~~the Member~~any Manager of LPRI be, and he/she hereby is, authorized, empowered and directed to attest and/or to certify the execution and delivery of any plan and/or any articles of merger, certificate, agreement, document or other instrument contemplated by any of the foregoing resolutions by any Authorized Agent and the adoption of the foregoing resolutions by the LPRI's sole member.

RESOLVED: That the taking of any action, and the execution and delivery of any agreement, document or instrumental by any person on behalf of LPRI~~'s~~ prior to or subsequent to the date of these resolutions in connection with or in furtherance of the

implementation of anything authorized by all or any of the foregoing resolutions are hereby ratified, confirmed and adopted in all respects as the acts and deeds of LPRI.

This written consent may be executed in one or more counterparts, each of which shall constitute an original document, but all of which taken together shall constitute but one instrument. Each counterpart shall be effective with respect to

each person signing it, even if another person whose signature is contemplated hereunder does not sign the same counterpart.

[The remainder of this page intentionally has been left blank; the next page is the signature page.]

Executed and effective as of this _______ day of _______________, 2004.

~~UTGR, Inc., Sole Member~~

~~By:~~ ____________________

[Name], Manager

[Name], Manager

[Name], Manager

277984_9.doc

ASSIGNMENT AND DISTRIBUTION AGREEMENT

This ASSIGNMENT AND DISTRIBUTION AGREEMENT (the "Agreement"), dated as of ___________ __, 2004, is by and between LPRI, LLC, a Rhode Island limited liability company ("LPRI"), and UTGR, Inc., a Delaware corporation ("UTGR").

WITNESSETH

WHEREAS, by ~~a~~unanimous written consent of the sole member of LPRI, dated ___________, 2004 (the "LPRI Written Consent"), the ~~sole member~~members of LPRI authorized LPRI to distribute substantially all of its assets to UTGR, all as more fully described in the LPRI Written Consent; and

WHEREAS, by unanimous written consent of the Board of Directors of UTGR, dated ___________ __, 2004, UTGR agreed to accept said distribution of such assets; and

WHEREAS, the parties believe that it is appropriate to set forth terms and procedures regarding such distribution of assets.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

1. Except as set forth in paragraph 2 of this Agreement, LPRI hereby agrees to, and by these presents does hereby, distribute, transfer, assign and otherwise convey to UTGR all of LPRI's right, title and interest in and to all of LPRI's assets and properties, real, personal, and mixed, tangible and intangible and all of its business and operations, including, but not limited to, the "Lincoln Park" facility~~,~~ and including, but not limited to, ~~the assets set forth on Schedule A annexed hereto~~cash and cash equivalents (all of the foregoing assets and properties are collectively referred to herein as, the "Distributed Assets").

2. Notwithstanding any provision of this Agreement (including any schedule annexed hereto) to the contrary, LPRI is retaining, and is not distributing, transferring, assigning or otherwise conveying any right, title or interest in or to:

(i) Cash in the amount of [$_________] which amount includes $8,000,000 deposited in escrow under the Escrow Agreement (as defined below) (the "Cash"); and

(ii) all rights under that certain Funding Agreement dated January 23, 2004 ("Funding Agreement") between Lincoln Park, Inc., and the United States of America acting by and through the Assistant United States Attorney for the District of Rhode Island (the "Government"); and that certain Escrow Agreement dated January 23, 2004 (the "Escrow Agreement") among Lincoln Park, Inc., the Government and Wachovia Bank, National Association (the Funding Agreement and Escrow Agreement collectively referred to as the "Agreements") (the Cash and the Agreements collectively referred to as the "Retained Assets").

3. The Distributed Assets are distributed, transferred, assigned, and otherwise conveyed in their existing condition and location, "as is", "where is", "and with all faults" and by

such additional deeds, bills of sale, endorsements, assignments and other instruments of conveyance as the parties shall determine in form and substance satisfactory to the parties.

4. Any transfer, sales or use, or recording, or related fees, taxes, or other expenses or charges (including but not limited to reasonable out-of-pocket expenses incurred in connection with this Agreement) shall be borne exclusively by UTGR.

5. UTGR shall maintain all records and information relating to the operations of Lincoln Park, Inc. (predecessor-in-interest to LPRI) until thirty (30) days following the expiration of any statute of limitations relating to state or federal income tax for the periods ending on or before the date hereof, and shall provide LPRI and their attorneys, accountants and other representatives reasonable access to such records and information including the making of copies of such records and information, provided that such access shall not unduly disrupt the normal operations of the business of UTGR. In addition UTGR shall provide reasonable assistance to LPRI with respect to any financial and/or accounting tax inquiries relating to periods ending on or before the date hereof.

6. From time to time without any consideration, the parties will execute and deliver, or arrange for the execution and delivery of, such other instruments of conveyance and transfer and take such other action or arrange for such other actions as may reasonably be requested by UTGR to more effectively complete any of the transactions provided for in this Agreement. LPRI hereby irrevocably appoints UTGR as LPRI's agent, proxy, and attorney-in-fact, with full power of substitution, for the purpose of acting, in the discretion of UTGR, in the name of LPRI and on behalf of LPRI in executing and delivering any instrument of conveyance or taking any action to more effectively complete or otherwise in furtherance of the transactions provided for in this Agreement.

7. This Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective successors and assigns. Except as otherwise expressly provided in this Agreement, this Agreement is not intended to, nor shall it, create any rights in any person other than the parties hereto and their respective successors and assigns.

8. This Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island without regard to principles of conflicts of law.

9. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LPRI, LLC

~~By: UTGR, INC., its sole member~~

By: ______________________________
Name:
Title: Manager

UTGR, INC.

By: ______________________________
Name:
Title:

SCHEDULE A

SCHEDULE OF ASSETS

Cash and cash equivalents other than "Cash" referred to in Paragraph 2 of this Agreement.

286892_5.doc

ASSUMPTION AGREEMENT

This ASSUMPTION AGREEMENT (the "Agreement"), dated as of __________ __, 2004, is by and between LPRI, LLC, a Rhode Island limited liability company ("LPRI"), and UTGR, Inc., a Delaware corporation ("UTGR").

WITNESSETH

WHEREAS, by unanimous written consent of the Board of Directors of UTGR, dated __________ __, 2004, and in consideration of the distribution of substantially all of the assets of LPRI to UTGR, UTGR agreed to assume, pay, perform and discharge when due substantially all of the liabilities of LPRI; and

WHEREAS, by aunanimous written consent of the sole membermanagers of LPRI, dated __________ __, 2004 (the "LPRI Written Consent"), the sole membermanagers of LPRI authorized LPRI to distribute substantially all of its assets to UTGR, all as more fully described in the LPRI Written Consent.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

1. Except as set forth in paragraph 4 of this Agreement, UTGR agrees that, as of the date of this Agreement, UTGR hereby assumes and agrees to pay, perform and discharge promptly when due all Liabilities of LPRI and each of its predecessors in interest, and UTGR shall defend, indemnify and hold LPRI [and each of its predecessors in interest and assigns] harmless from said Liabilities. For purposes of this Agreement, the term "Liabilities" shall mean any and all liabilities, debts, claims, obligations and charges of any nature whatsoever (whether known or unknown, fixed or contingent, absolute or otherwise, asserted or unasserted, or otherwise) including, but not limited to, the liabilities set forth on Schedule A annexed hereto.

2. In the event of any claim against UTGR with respect to any of the Liabilities of LPRI assumed by UTGR pursuant to this Agreement, UTGR shall have, and LPRI hereby assigns to UTGR, any defense, counterclaim, or right of setoff which would have been available to LPRI if such claim had been asserted against LPRI.

3. UTGR covenants and agrees not to distribute, transfer, assign or otherwise convey any of its assets and properties, real, personal, and mixed, tangible and intangible or any of its business and operation, including, but not limited to, the "Lincoln Park" facility (the "Distributed Assets"), except in the ordinary course of business, or take any action which may negatively or otherwise impact its ability to pay or satisfy the assumed Liabilities hereunder or otherwise be part of any reorganization during the earlier to occur of (i) a date which is 2 years from the date of the merger of Lincoln Park, Inc. (predecessor in interest to LPRI) with and into LPRI or (ii) all of the assumed Liabilities are satisfied, unless UTGR makes adequate provision for the assumed Liabilities to be discharged.

4. Notwithstanding any provision of this Agreement to the contrary, UTGR is not assuming and shall not be required to pay, perform or discharge when due any liabilities or obligations of LPRI relating to: (i) the indictment filed by the United States Attorney for the District of Rhode Island (the "Government") against Lincoln Park, Inc. (predecessor in interest to LPRI); (ii) that certain Funding Agreement dated January 23, 2004 between Lincoln Park, Inc. and the Government; or (iii) that certain Escrow Agreement dated January 23, 2004, among Lincoln Park, Inc., the Government, and Wachovia Bank, National Association.

5. From time to time without any consideration, the parties will execute and deliver, or arrange for the execution and delivery of, such other instruments of assumption and take such other action or arrange for such other actions as may reasonably be requested by LPRI to more effectively complete any of the transactions provided for in this Agreement. UTGR hereby irrevocably appoints LPRI as UTGR's agent, proxy, and attorney-in-fact, with full power of substitution, for the purpose of acting, in the discretion of LPRI, in the name of UTGR and on behalf of UTGR in executing and delivering any instrument of assumption or taking any action to more effectively complete or otherwise further the transactions provided for in this Agreement.

6. This Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective successors and assigns. Except as otherwise expressly provided in this Agreement, this Agreement is not intended to, nor shall it, create any rights in any person other than the parties hereto and their respective successors and assigns.

7. This Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island without regard to principles of conflicts of law.

8. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LPRI, LLC

~~By: UTGR, INC., its sole member~~

By: ______________________________
Name:
Title: Manager

UTGR, INC.

By: ______________________________
Name:
Title:

SCHEDULE A

SCHEDULE OF LIABILITIES

All obligations related to, or arising from, employees, including all benefits.

Lawsuits (other than the Lincoln Park Litigation).286691_7.doc

FIRST ASSIGNMENT AGREEMENT

This FIRST ASSIGNMENT AGREEMENT (the "Agreement"), dated as of ________, 2004, is by and between UTGR, Inc., a Delaware corporation ("UTGR") and Wembley plc, an English public limited company ("Wembley").

WITNESSETH

WHEREAS, the respective boards of directors of UTGR and Wembley have determined that the fair market value of 100% of the membership interests (the "Membership Interest") in LPRI, LLC, a Rhode Island limited liability company ("LPRI") is $____________ (the "Fair Market Amount"); and

WHEREAS, UTGR desires to sell and assign, and Wembley desires to purchase, the Membership Interest for a purchase price equal to the Fair Market Amount.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. UTGR hereby agrees to, and by these presents does hereby, assign and otherwise convey to Wembley all of ~~LPRI's~~UTGR's right, title and interest in and to the Membership Interest.

2. The Membership Interest is assigned and conveyed "as is", "where is", "and with all faults".

3. Wembley shall pay as consideration for the Membership Interest a purchase price equal to the Fair Market Amount~~.~~ (the "Purchase Price"). The ~~parties hereby acknowledge that Wembley has already paid the sum of $8,000,000, which amount is presently deposited in escrow pursuant to that certain Escrow Agreement dated January 23, 2004 among Lincoln Park Inc., LPRI's predecessor in interest, the United States of America acting by and through the Assistant United States Attorney for the District of Rhode Island, and Wachovia Bank, National Association. The balance of the purchase price~~Purchase Price shall be paid in immediately available United States funds by wire transfer to the account heretofore specified by UTGR.

4. Any transfer, sales or use, or recording, or related fees, taxes, or other expenses or charges (including but not limited to reasonable out-of-pocket expenses incurred in connection with this Agreement) shall be borne exclusively by UTGR.

5. From time to time without any consideration, the parties will execute and deliver, or arrange for the execution and delivery of, such other instruments of conveyance and transfer and take such other action or arrange for such other actions as may reasonably be requested by Wembley to more effectively complete any of the transactions provided for in this Agreement. UTGR hereby irrevocably appoints Wembley as UTGR's agent, proxy, and attorney-in-fact, with full power of substitution, for the purpose of acting, in the discretion of Wembley, in the name of UTGR and on behalf of UTGR in executing and delivering any instrument of conveyance or taking any action to more effectively complete or otherwise in furtherance of the transactions provided for in this Agreement.

6. This Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective successors and assigns. Except as otherwise expressly provided in this Agreement, this Agreement is not intended to, nor shall it, create any rights in any person other than the parties hereto and their respective successors and assigns.

7. This Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island without regard to principles of conflicts of law.

8. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

By: UTGR, INC.,

By: ______________________
Name:
Title:

WEMBLEY plc

By: ______________________
Name:
Title:

Agreement to be Bound

Wembley hereby agrees to be bound by that certain Operating Agreement of LPRI dated ______, 2004 and is hereby admitted by LPRI as the 100% member of LPRI. LPRI shall issue a certificate to Wembley evidencing and representing its membership interest.

Wembley plc ______________________ LPRI

By: ______________________ By: ______________________
______________________, Manager ______________________, Manager

286909_4.doc

SECOND ASSIGNMENT AGREEMENT

This SECOND ASSIGNMENT AGREEMENT (the "Agreement"), dated as of ________, 2004, is by and between ______________LP Residual Limited, an English private limited company ("NewcoLPR") and Wembley plc, an English public limited company ("Wembley").

WITNESSETH

WHEREAS, the respective boards of directors of NewcoLPR and Wembley have determined that the fair market value of 100% of the membership interests (the "Membership Interest") in LPRI, LLC, a Rhode Island limited liability company ("LPRI") is $____________ (the "Fair Market Amount"); and

WHEREAS, Wembley desires to transfer and assign to NewcoLPR, and NewcoLPR desires to accept such transfer and assignment of the Membership Interest in exchange for shares of NewcoLPR.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Wembley hereby agrees to, and by these presents does hereby, assign and otherwise convey to NewcoLPR all of LPRI'sWembley's right, title and interest in and to the Membership Interest.

2. The Membership Interest is assigned and conveyed "as is", "where is", "and with all faults".

Newco______3. LPR agrees to accept such transfer and assignment in exchange for the issuance to Wembley fully paid and non-assessable shares, ________, of Newco ("Newco Shares") that number of ordinary shares of 0.01 pence each in an aggregate number equal tothe capital of LPR, credited as fully paid at par ("LPR Shares") that, when aggregated with the number of LPR Shares already in issue, will equal the number of ordinary shares, ____________, of £1.00 each in the capital of Wembley that are issued and outstanding as of the date hereof as certified in writing by the Company Secretary of Wembley. The NewcoLPR Shares when so issued shall, when aggregated with the number of LPR Shares already in issue, constitute 100% of the issued and outstanding shares of Newco LPR.

4.3. Any transfer, sales or use, or recording, or related fees, taxes, or other expenses or charges (including but not limited to reasonable out-of-pocket expenses incurred in connection with this Agreement) shall be borne exclusively by Wembley.

5.4. From time to time without any consideration, the parties will execute and deliver, or arrange for the execution and delivery of, such other instruments of conveyance and transfer and take such other action or arrange for such other actions as may reasonably be requested by NewcoLPR to more effectively complete any of the transactions provided for in this Agreement. Wembley hereby irrevocably appoints NewcoLPR as Wembley's agent, proxy, and attorney-in-fact, with full power of substitution, for the purpose of acting, in the discretion of NewcoLPR, in the name of Wembley and on behalf of Wembley in executing and delivering any instrument of conveyance or taking any action to more effectively complete or otherwise in furtherance of the transactions provided for in this Agreement.

6.5. This Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective successors and assigns. Except as otherwise expressly provided in this Agreement, this Agreement is not intended to, nor shall it, create any rights in any person other than the parties hereto and their respective successors and assigns.

7.6. This Agreement shall be governed by and construed in accordance with the laws of the ______________ without regard to principles of conflicts of law.

8.7. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

By: ______________________________
LP RESIDUAL LIMITED

By: ______________________________
Name:
Title:

WEMBLEY plc

By: ______________________________
Name:
Title:

AGREEMENT TO BE BOUND

NewcoLPR hereby agrees to be bound by that certain Operating Agreement of LPRI dated ______, 2004 and is hereby admitted by LPRI as the 100% member of LPRI. LPRI shall issue a certificate to LPR evidencing and representing its membership interest.

NewcoLPR

LPRI

By: ______________________________

By: ______________________________, Manager

286910_4.doc

AP&S DOCUMENT DISTRIBUTION 3/15/04

I. Merger of LP into LLC	Responsible Party	Status
A. Documents		
a. *Formation of LLC*		
1. Articles of Organization and "formation" consent of sole member	APS	Not Enclosed
2. Operating Agreement	APS	Enclosed
3. Minute Book and LLC interest certificates of ownership, certificate ledger, seal	APS	Not Enclosed
b. *Merger of LP into LLC*		
1. Articles of Merger	APS	Not Enclosed
2. Plan of Merger	APS	Enclosed
3. Rhode Island Tax Clearance, Tax Good Standing Certificate and Final Tax Return	APS/ Accountants	Final tax returns need to be prepared by the accountants. Not Enclosed
B. Corporate Proceedings		
1. Consent of Managers of LLC to the Merger	APS	Enclosed
2. Consent of Sole Stockholder of LP to the Merger	APS	2 and 3 combined as joint consent enclosed
3. Consent of LP's Board of Directors to the Merger	APS	2 and 3 combined as joint consent

II. Distribution of LLC's Assets to UTGR	Responsible Party	Status
A. Documents		
1. a. Assumption Agreement of UTGR assuming all liabilities other than the indictment	APS	Enclosed

II. Distribution of LLC's Assets to UTGR	Responsible Party	Status
b. Assignment Agreement identifying and clarifying the transfer of all assets of LLC to UTGR other than $____ million	APS	Enclosed.
c. Privilege Agreement	APS	Not Enclosed
2. Rhode Island Tax Clearance and Final Tax Return of LLC	APS/ Accountants	Final tax returns to be prepared by accountant Not Enclosed
B. Corporate Proceedings		
1. Consent of UTGR's Board of Directors to the Distribution	APS	Enclosed
2. Consent of LLC's Managers to the Distribution	APS	Included with I. B. 1.

III. Assignment of UTGR's Membership Interests in LLC to Wembley ("First Assignment")	**Responsible Party**	**Status**
A. Documents		
1. First Assignment Agreement between UTGR and Wembley transferring UTGR's membership interests in LLC to Wembley	APS	Enclosed
2. New LLC Certificate of Ownership	APS	Not Enclosed
B. Corporate Proceedings		
1. Consent of UTGR's Board of Directors to the Assignment	APS	Included with II. B. 1
2. Consent of Wembley's Board of Directors to the Assignment	APS	Not Enclosed

IV. Assignment of Wembley's Membership Interests in LLC to Newco ("Second Assignment")	**Responsible Party**	**Status**
A. Documents		
1. Second Assignment Agreement between Wembley and Newco transferring Wembley's membership interests in LLC to Newco	APS	Enclosed
2. New LLC Certificate of Ownership	APS	Not Enclosed
B. Corporate Proceedings		
1. Consent of Wembley's Board of Directors to the Assignment	APS	Included in III. B. 2.
2. Consent of Newco's Board of Directors to the Assignment	APS	Not Enclosed

I.A.a.2
3/15/04

OPERATING AGREEMENT
LPRI, LLC

The undersigned, UTGR, Inc., a Delaware corporation ("UTGR"), as the sole member of LPRI, LLC, a Rhode Island limited liability company (the "LLC"), does hereby enter into this Operating Agreement, effective as of the _____day of __________, 2004.

I.
Place of Business

The principal place of business of the LLC shall be c/o Lincoln Park, 1600 Louisquisett Pike, Lincoln, Rhode Island 02865 or such other address to which the business may from time to time be moved with the approval of the Managers. The resident agent of the LLC shall be Adler Pollock & Sheehan P.C.

II.
Duration of the LLC

The LLC shall commence upon the filing of its articles of organization with the Secretary of State of Rhode Island ("Articles of Organization"), and shall continue in existence in perpetuity unless terminated sooner in accordance with the provisions of this Operating Agreement.

III.
Purpose

The purpose of the LLC shall be to engage in any lawful business pursuant to Chapter 7-16 of the Rhode Island General Laws (1956), as amended, (the "Act"), unless a more limited purpose is set forth in the Articles of Organization of the LLC.

IV.
Members

There shall be only one member of the LLC. No additional members may be admitted, subject to Section V and XVIII hereof.

The name and address of the Member is set forth on Schedule A, annexed hereto and made a part hereof. For the purposes of this Operating Agreement, the term Member shall refer to the Member from time to time set forth on Schedule A. The LLC shall issue a certificate evidencing and representing membership interests.

V.
Tax Classification

The Member intends that, in accordance with Treasury Regulations Section 301.7701-3 and corresponding provision of applicable state tax laws (and any successor provisions), the LLC be disregarded as an entity separate from the Member for all U.S. federal income tax purposes. To that end:

(a) The Member and the LLC shall take no action that would terminate the LLC's eligibility to be a disregarded entity (for example, any issuance of additional interests or any transfer of the membership interest that results in the LLC having more than one Member or any action that would cause the LLC to become an association taxable as a corporation within the meaning of Treasury Regulations Section 301.7701-2(b)(2)) absent an express written statement of intention by the Member to act in contravention of such intentions after consultation with its tax advisers ("Contrary Action"). Any Contrary Action taken by the Member or the LLC that is not accompanied by an express written statement of intention by the Member to proceed notwithstanding the conflict between the Contrary Action and the intentions expressed in this Section V shall be null and void. The LLC shall not record on its books any purported issuance of additional interests or any purported transfer of the membership interest that is not permitted under this Agreement after taking into account the provisions of this Section V and Section XVIII hereof.

(b) For any period that the LLC is a disregarded entity for all U.S. federal income tax purposes, all of the LLC's items of income, gain, deduction, loss and credit shall be included directly in the federal (and applicable state) income and franchise tax returns of the Member.

VI.
Capital Contributions

The interest of the Memberin the LLC is 100%. The agreed value of the initial capital contribution to the LLC on behalf of the Member is set forth on Schedule A. The Member and its interest in distributions from the LLC is set forth on Schedule A.

The Member shall not make any withdrawals of capital from the LLC without the prior approval of the LLC.

VII.
Additional Capital Contributions

The Member may but is not required to contribute any additional capital deemed necessary for the operation of the LLC.

VIII.
Distribution of Profits

The LLC may make distributions to the Member at such times and in such amounts as determined by the Managers.

IX.

Powers of the Managers

Decisions and actions of the LLC, including but not limited to the merger or consolidation of the LLC with another person, and the sale, transfer or other disposition of any property of the LLC other than as specifically provided herein, or as otherwise provided in the Act, shall be decided by the Managers.

X.

Costs and Expenses

The Member shall not be separately compensated for services performed in carrying out the purpose of the LLC. No salaries or individual compensation shall be otherwise payable, without the consent of the LLC, for the normal management of the LLC.

XI.

Management

(a) Management. The business of the LLC shall be managed by and be under the full authority of ____________________ ( ) Managers elected by the Member. The Managers so elected shall have the full, exclusive and complete discretion to manage and control the business and affairs of the LLC, to make all decisions affecting the business and affairs of LLC, and to take all actions as they deem necessary or appropriate to effectuate the purposes of the LLC pursuant to the Act. The Managers shall act by majority vote, with each Manager being entitled to one vote. The Managers shall have no ownership interests in the LLC.

(b) Limitation of Liability of the Managers. A Manager of the LLC shall not be personally liable to the LLC or to its member for monetary damages for breach of any duty provided for in Section 17 of the Act, as the same hereafter may be amended, except that liability shall not be limited for:

(i) Breach of the Manager's duty of loyalty to the LLC or its Member;

(ii) Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law:

(iii) The liability imposed pursuant to the provisions of §7-16-32 of the Act relating to wrongful distributions; or

(iv) Any transaction from which the Manager derived an improper personal benefit, unless said transaction was with the informed consent of the Member.

(c) Indemnification of the Managers. In the event, and only to the extent that UTGR (or its permitted successors or assigns) to perform its obligations under the Assumption Agreement entered into in connection with the distribution of substantially all of the assets of the LLC (the "Distribution"), the Member and, upon the Distribution, the distributees and the

successors and assigns of the Member, (collectively and jointly and severally, the "Indemnitors") shall defend, indemnify and hold harmless the Managers and their heirs, executors, administrators and assigns ("Manager Indemnitees") from and against any and all loss, liability, damage, expense (including but not limited to reasonable attorneys' fees) or cost related to, or arising out of, the Distribution. The foregoing indemnity obligation is for the benefit of the Manager Indemnitees, who are each entitled to take all actions directly against one or more of the Indemnitors to enforce the foregoing indemnity obligation.

XII.
Banking

All funds of the LLC shall be deposited in its name in such checking account or accounts as shall be designated by the Managers. All withdrawals therefrom are to be made upon checks which must be signed by a Manager or a representative or representatives designated by the Managers.

XIII.
Books

The LLC books shall be maintained at the offices of the LLC and the Member shall have access thereto. The books shall be kept on a calendar year basis, and shall be closed and balanced at the end of each fiscal year. An audit shall be made as of the close of each year, if a request for such audit is made in writing by the Member.

The books and records shall be maintained in accordance with generally accepted accounting principles and practices.

XIV.
Insurance

During the course of the term for which this LLC is formed, the LLC shall maintain such insurance as deemed appropriate by the Managers.

XV.
Voluntary Termination

The LLC may be dissolved at any time by agreement of the Member, in which event the Managers shall proceed with reasonable promptness to liquidate the LLC. The assets of the LLC shall be distributed in the following order:

A. To pay or provide for the payment of all LLC liabilities to creditors other than the Member, and liquidating expenses and obligations;

B. To pay debts owing to the Member other than for capital and profits;

C. To pay debts owing to the Member in respect to capital; and

D. Any remainder shall be distributed to the Member.

XVI.
Bankruptcy or Dissolution of a Member

In the event of the bankruptcy or dissolution of the Member, the LLC shall be transferred to its successor or permitted assignee in accordance with Section XVIII hereof.

XVII.
Distributions

From time to time, prior to dissolution and at least annually as income has been received by the LLC, accounts determined and tax returns filed, the Managers shall determine funds and/or property available for distribution. Upon liquidation, a reasonable reserve determined by the Managers shall be established in an amount to cover anticipated costs and expenses, if any. Liquidation of the LLC need not be delayed provided that such amounts are properly escrowed and arrangements are made for performance of such services as may be required in the interest of the LLC. Escrows, reserves or liquidating accounts may be established as escrows or otherwise, which activity need not unduly delay the termination of the LLC for all other purposes.

XVIII.
Sale, Transfer or Assignment of Membership Interest; Admission of New Members

Transfer. The Member shall have the right to transfer its membership interest to any person at any time. However, absent an express written statement of intention by the Member to transfer the membership interest other than in accordance with this Section XVIII, which express written statement shall indicate that the Member has consulted with its tax advisors as to any potential adverse tax consequences of the Contrary Action that the Member intends to take, the Member shall not transfer its membership interest to any other person except in a transfer of the entire membership interest to another corporation or other legal entity in a transfer to which Section 381 of the Internal Revenue Code of 1986, as amended, is applicable ("Reorganization Transaction") and pursuant to which the transferee in the Reorganization Transaction becomes the sole owner of the membership interest and agrees to be bound by the terms and conditions of this Operating Agreement, including the limitations on the transfer of the membership interest set forth herein. Any permitted transfer under this Section XVIII shall be accompanied by a transfer to the transferee of all associated rights of the LLC in respect of any outstanding indebtedness owing by the LLC to the Member, and such transferee shall be admitted as a member as of the effective date of the transfer. Any purported transfer not permitted under this Section XVIII shall be null and void and of no force or effect whatsoever. For purposes of this Operating Agreement, "transfer" shall mean with respect to any interest in the LLC, as a noun, any voluntary or involuntary assignment, sale or other transfer or disposition of such interest, including any pledge, or the granting of a security interest, lien or other encumbrance in or against, any interest in the LLC, and, as a verb, voluntarily or involuntarily to assign, sell or otherwise transfer or dispose of such interest.

Admission of New Members. No new Member shall be admitted (other than pursuant to Section XVIII), either by transfer of a portion of the Member's interest, or in any other manner which would cause the LLC to have two or more Members until this Operating Agreement has been amended to provide for such admission, including amendments relating to the governance of the LLC, and providing for the distribution of profits of the LLC among the members, and such amendment has been accepted by the existing Member and the new members. The LLC may issue one or more additional membership interests and thereby cause the LLC to have more than one member ("Issuance of Additional Interests") only if, after the Member's consultation with its tax advisors as to any potentially adverse tax consequences to the LLC or the Member of the Issuance of Additional Interests, the Member executes an express statement of intention to consent to the Issuance of Additional Interests stating that the Member has consulted with its tax advisors as to any potential adverse tax consequences of the Contrary Action that the Member intends to take. Any such statement of intent shall also expressly state and evidence the Member's consent to the Issuance of Additional Interests. In connection with any Issuance of Additional Interests in accordance with this Section XVIII, this Operating Agreement shall be superseded by a limited liability company agreement approved by the Member and entered into by all members, including each additional member. Any purported Issuance of Additional Interests effected other than in accordance with this Section XVIII shall be null and void and of no force or effect whatsoever.

XIX.
Amendments

This Operating Agreement may be altered, amended, restated or repealed and a new Operating Agreement may be adopted by and shall require consent of the members except that no such further consent shall be required in connection with the recordation of transfers of membership interests in accordance with Section XVIII hereof or the election or removal of Managers.

XX.
Violation of this Operating Agreement

Any member who shall violate any of the terms, conditions, and provisions of this Operating Agreement shall keep and save harmless the LLC property from any and all claims, demands and actions of every manner, kind and nature whatsoever which may arise out of or by reason of such violation of any of the terms and conditions of this agreement.

IN WITNESS WHEREOF, the party has executed this Operating Agreement the day and year first above written.

UTGR, Inc., Sole Member

By:________________________
Name:____________________

Title:____________________

275474_2.doc

SCHEDULE A

MEMBERS AND CAPITAL CONTRIBUTED

Name and Address	Property Contributed	Membership Interest
Member:		
UTGR, Inc. c/o Lincoln Park 1600 Louisquisett Pike Lincoln, Rhode Island 02865	$100.00 (cash)	100%

275474_3.doc

EXHIBIT

PLAN OF MERGER

Lincoln Park, Inc. into LPRI, LLC

This Plan of Merger (hereinafter "Plan of Merger") is entered into as of the _____ day of ____________, 2004, by LPRI, LLC, a Rhode Island limited liability company ("Survivor") and Lincoln Park, Inc., a Rhode Island corporation ("Merged").

WHEREAS, The owner of all of the outstanding capital stock of Merged and all the Managers of the Survivor (pursuant to the authority granted to them by the sole member of Survivor under the Operating Agreement of Survivor) dated __________, 2004, deem it advisable that Merged be merged into Survivor as authorized by the provisions of §7-16-59 of the General Laws of Rhode Island (1956), as amended (hereinafter "Rhode Island Law"); and

WHEREAS, Survivor, by its Articles of Organization which were filed in the office of the Secretary of State, State of Rhode Island, on __________________ ____, 2004, has one (1) member; and

WHEREAS, Merged, by its Articles of Incorporation which were filed in the office of the Secretary of State, State of Rhode Island, on June 26, 1941, has an authorized capital stock consisting [of fifty (50) shares of common stock, without par value, of which [thirty seven (37)]] shares are issued and outstanding.

WHEREAS, it is intended that the merger effect a complete liquidation of Merged within the meaning of Sections 332, 334(b)(1) and 337 of the Internal Revenue Code of 1986, as amended, and pursuant to a plan of complete liquidation duly adopted by the sole stockholder of Merged; and

WHEREAS, it is intended that, in accordance with Treasury Regulations Section 301.7701-3 (and any successors provisions), Survivor be disregarded as an entity separate from its sole member for all US federal income tax purposes.

NOW, THEREFORE, in accordance with Rhode Island Law, Merged shall be merged into Survivor as follows:

FIRST: As of __________ ___, 2004 at ______ a.m. ("Effective Time"), Merged shall be merged with and into Survivor such that Survivor shall be the surviving limited liability company.

SECOND: As of the Effective Time, each single issued and outstanding share of common stock of Merged shall, without any action on the part of the holder thereof, be canceled and each issued and outstanding membership interest of Survivor shall remain issued and outstanding.

THIRD: The terms and conditions of the merger provided for herein are as follows:

A. The Articles of Organization of Survivor shall be the Articles of Organization of the surviving limited liability company.

B. The Operating Agreement of Survivor as in effect at the Effective Time shall be the Operating Agreement of the surviving limited liability company.

C. The Member of Survivor, after the Effective Time, shall be as presently existing.

D. Survivor and Merged shall each pay their respective expenses of carrying this Plan of Merger into effect and of accomplishing this merger.

E. This Plan of Merger shall become effective as of the Effective Time, as of which time the separate existence of Merged shall cease and Merged shall be merged with and into Survivor in accordance with the provisions of this Plan of Merger, whereupon:

(i) Survivor shall, at the Effective Time and subsequently, possess all of the rights, privileges, immunities, powers and franchises of a public as well as a private nature, of each of Merged and Survivor and shall, at the Effective Time and subsequently, be subject to all the restrictions, disabilities and duties, of Merged and Survivor to the extent the rights, privileges, immunities, powers, franchises, restrictions, disabilities and duties are applicable to the limited liability form of existence of Survivor;

(ii) all property, real, personal and mixed, and all debts due to Merged, on whatever account, including promises to make capital contributions and subscriptions for shares, and all other things or choses in action, and all and every other interest of or belonging to or due Merged and Survivor, are vested in Survivor without further act or deed;

(iii) Survivor is responsible and liable for all liabilities and obligations of each of Merged and Survivor and any claim existing or action or proceeding pending by or against Merged or Survivor may be prosecuted as if the merger had not taken place, or Survivor may be substituted in the action;

(iv) the title to all real estate and any interest in real estate vested in

Merged does not revert or become in any way impaired because of this merger; and

(v) Neither the rights of creditors nor any liens on the property of Merged or Survivor are impaired by the merger.

FOURTH: If at any time Survivor shall consider or be advised that any further assignments or assurances in law or other things are necessary or desirable to vest or to perfect or to confirm, or record or otherwise, in Survivor, the title to any property of Merged, acquired or to be acquired by this Plan of Merger, the proper Authorized Agent(s) of Survivor are fully authorized to execute and deliver any and all proper deeds, assignments and assurances in law or otherwise and to do all things necessary and proper in the name of Merged so as to vest, perfect or confirm title to such property in Survivor and otherwise carry out the purposes of this Plan of Merger.

FIFTH: Survivor reserves the right to amend, alter, change or repeal any provision of the Articles of Organization in the manner now or hereafter prescribed by the laws of the State of Rhode Island.

IN WITNESS WHEREOF, this Plan of Merger has been executed by the duly Authorized Agent(s) of Survivor and authorized officers of Merged as of the day and year first above written.

[Attest:] LPRI, LLC

________________________ By: ________________________
[Name], Manager

Lincoln Park, Inc.

________________________ By: ________________________
________________, ________

287161_4.doc

II.B.1 and III.B.1
3/15/04

UTGR, INC.

UNANIMOUS WRITTEN CONSENT OF
THE DIRECTORS OF UTGR, INC.

(Authorizing Numerous Steps in Connection with Distribution and the Transfer of LPRI Interests)

The undersigned, constituting all of the Directors of UTGR, Inc., a Delaware corporation, hereby take the following action by written consent and consent and adopt the following resolutions:

WHEREAS, each of Lincoln Park, Inc. a Rhode Island corporation ("Lincoln Park") and LPRI LLC, a Rhode Island limited liability company ("LPRI") is an indirect wholly-owned member of a group of companies (the "Wembley Group") of which the ultimate parent is Wembley plc ("Wembley") and each is directly wholly-owned by UTGR, Inc., a Delaware corporation ("UTGR") which is also an indirect wholly-owned member of the Wembley Group; and

WHEREAS, Lincoln Park has been indicted under Indictment No. CR-03-8103ML filed by the United States of America acting by and through the United States Attorney for the District of Rhode Island (the "Government") and if convicted Lincoln Park can be subject to fines aggregating up to US$8,000,000 (said indictment hereinafter referred to as the "Lincoln Park Litigation"); and

WHEREAS, Wembley has reached an agreement with MGM Mirage on the terms of a recommended cash acquisition by MGM Mirage of Wembley (the "Acquisition") and as part of such Acquisition it is intended that there be a restructuring of Lincoln Park, LPRI, UTGR and other existing and future members of the Wembley Group including but not limited to an English private limited company LP Residual Limited (hereinafter referred to as "LPR") (such restructuring hereinafter referred to as the "Lincoln Park Restructuring") the purpose of the Lincoln Park Restructuring is to separate from the Wembley Group simultaneously with its acquisition by MGM Mirage any potential liability for, and associated costs of, the Lincoln Park Litigation; and

WHEREAS, UTGR desires to take the necessary steps to carry out and facilitate the Acquisition and the Lincoln Park Restructuring including but not limited to the following steps which are proposed (although Wembley and MGM Mirage reserve the right to agree to amendments to these steps to affect underlying commercial objectives):

(i) Lincoln Park will be reorganized by way of merger of Lincoln Park with and into LPRI, an entity disregarded for all US federal income tax purposes in accordance with Treasury Regulations Sections 301.7701-2 and 301.7701-3 (and any successor provisions), with LPRI being the surviving entity (the "Merger"), in a transaction intended to qualify as a tax-free liquidation of Lincoln Park with and into its sole shareholder, UTGR under Sections 332 and 337 of the Internal Revenue Code of 1986, as amended (the "Code");

(ii) LPRI will thereupon transfer by distribution of all its business, assets and liabilities to UTGR and UTGR will assume all the liabilities of LPRI except that LPRI will retain its potential liability for, and associated costs of, the Lincoln Park Litigation and will also retain cash balances of approximately $__________ million being an amount which the directors of Wembley believe will be sufficient to provide for such potential liability and associated costs (the "Distribution");

(iii) UTGR will thereafter sell its membership interests in LPRI to Wembley for fair market value; and

(iv) Wembley will thereafter transfer its membership interests in LPRI to LPR in exchange for shares of LPR.

WHEREAS, the foregoing Lincoln Park Restructuring will be implemented only upon all necessary or desirable federal, state, municipal, or other governmental authorizations, orders, consents, clearances, permissions and approvals having been obtained including but not limited to approvals from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation, and all other state and municipal authorities necessary or desirable for the Acquisition and subsequent operation of the Lincoln Park businesses (hereinafter collectively referred to as "Approval(s)"); and

WHEREAS, UTGR desires to authorize, and/or to confirm and/or ratify previous authorizations for, the defense of the Lincoln Park Litigation, the obtaining of Approvals, the implementation of the Lincoln Park Restructuring, and the taking of such other action as may be necessary or desirable in connection with the Acquisition and related proposals.

NOW THEREFORE, it is hereby:

DISTRIBUTION OF ASSETS AND LIABILITIES

RESOLVED: That, upon consummation of the Merger and no sooner than one (1) business day following such Merger, and subject to all Approvals having been obtained, UTGR accepts the transfer by distribution from LPRI, without payment of any consideration by UTGR, all of LPRI's assets and property, real, personal and mixed, tangible and intangible and its business and operations including but not limited to all of its real estate, licenses, permits, franchises, related to the "Lincoln Park" facility

(collectively "Distributed Assets") under the Assignment and Distribution Agreement in substantially the form annexed hereto as Exhibit _______ together with any Authorized Changes (as defined below) (the "Assignment Agreement") excluding however:

(i) Cash in the amount of $______ or such other amount as LPRI determines is appropriate to satisfy the Lincoln Park Litigation potential liability and associated costs, which amount includes $8,000,000 deposited in escrow under the Escrow Agreement (as defined below) (the "Cash"); and

(ii) all rights under that certain Funding Agreement dated January 23. 2004 ("Funding Agreement") between Lincoln Park and the Government; and that certain Escrow Agreement dated January 23, 2004 (the "Escrow Agreement") among Lincoln Park the Government and Wachovia Bank, National Association (the Funding Agreement and Escrow Agreement collectively referred to as the "Agreements") (the Cash and the Agreements collectively referred to as the "Retained Assets").

RESOLVED: To execute and deliver to LPRI an Assumption Agreement in substantially the form annexed hereto as Exhibit ___ together with any Authorized Changes (as defined below) ("Assumption Agreement") of any and all of LPRI's liabilities, debts, claims, obligations and charges of every kind and nature, at the time existing or arising thereafter, fixed or contingent, absolute or otherwise, asserted or unasserted, whether known or unknown ("Assumed Liabilities") with the sole exception of liabilities, if any, arising out of the Lincoln Park Litigation and the Funding Agreement and the Escrow Agreement.

RESOLVED: That each of the President, the Treasurer, any Assistant Treasurer, the Controller of UTGR, or any other person now or hereafter duly authorized by UTGR, each acting singly, (each such officer or person individually referred to herein as "Authorized Agent" and collectively referred to herein as "Authorized Agents") be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of UTGR to effectuate these transactions authorized above to effectuate the Lincoln Park Restructuring, in accordance with the terms of the documents referred to above, together with such additions, deletions and other modifications any Authorized Agent deems necessary, desirable, convenient or appropriate and in the

best interest of UTGR (such deletions, additions or modifications collectively "Authorized Changes").

PRIVILEGE AGREEMENT

RESOLVED: That in connection with the Distribution, UTGR enter into a Privilege Agreement to preserve and protect the privilege attaching to information within the Distributed Assets in substantially the form annexed hereto as Exhibit ______ together with any Authorized Changes (the "Privilege Agreement").

ASSIGNMENT OF INTEREST IN LPRI

RESOLVED: That UTGR determines that the fair market of 100% of the membership interest in LPRI (collectively, the "Membership Interest") is $_________ ("Fair Market Amount") and that it is the best interests of UTGR to sell to Wembley the Membership Interest for a purchase price equal to the Fair Market Amount and upon such other terms and provisions set forth in the First Assignment Agreement in substantially the form annexed hereto as Exhibit ___ together with Authorized Changes (the "First Assignment").

GENERAL

RESOLVED: That any additional or specific resolutions in a form required or prescribed by any person in connection with the implementation of the transactions and actions authorized by the foregoing resolutions are hereby adopted with the same force and effect as if set forth herein in full, and each of the Secretary or any Assistant Secretary, or any Authorized Agent, acting singly is hereby authorized to attest and certify to adoption of same as of the date hereof and to include same in records of the proceedings of this corporation or company.

RESOLVED: That in accordance with the above resolutions, each Authorized Agent be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of UTGR, to take or cause to be taken all such actions, pay such fees and expenses and to sign, execute, verify, acknowledge, certify to, file and deliver all such instruments, documents, certificates, assignments, affidavits and agreements as any such Authorized Agent taking or causing such action to be taken determines to be necessary, desirable, convenient or appropriate and in the best interest of UTGR in order to implement or further UTGR's intentions or obligations contemplated by the foregoing resolutions and to comply with and otherwise effect the purposes and intents of the foregoing resolutions.

RESOLVED: That the taking of any action, the execution and delivery of any agreement, document or other instrument by any Authorized Agent in connection with the implementation of any or all of the foregoing resolutions shall be conclusive of his determination that the same was necessary, desirable, convenient and appropriate and in the best interest of UTGR.

RESOLVED: That each Authorized Agent be, and he/she hereby is, authorized, empowered and directed to attest and/or to certify the execution and delivery of any plan and/or any articles of merger, certificate, agreement, document or other instrument contemplated by any of the foregoing resolutions by any Authorized Agent and the adoption of the foregoing resolutions by UTGR.

RESOLVED: That the taking of any action, and the execution and delivery of any agreement, document or instrumental by any person on behalf of UTGR prior to or subsequent to the date of these resolutions in connection with or in furtherance of the implementation of anything authorized by all or any of the foregoing resolutions are hereby ratified, confirmed and adopted in all respects as the acts and deeds of UTGR.

This written consent may be executed in one or more counterparts, each of which shall constitute an original document, but all of which taken together shall constitute but one instrument. Each counterpart shall be effective with respect to each person signing it, even if another person whose signature is contemplated hereunder does not sign the same counterpart.

[The remainder of this page intentionally has been left blank; the next page is the signature page.]

Executed and effective as of this ______ day of ______________, 2004.

____

____

____

286908_3.doc

<u>**I.B.2 and 3**</u>
<u>**3/15/04**</u>

LINCOLN PARK, INC.

<u>JOINT WRITTEN CONSENT OF THE BOARD OF DIRECTORS AND THE SOLE STOCKHOLDER OF LINCOLN PARK, INC.</u>

(Authorizing Numerous Steps Including Merger in Connection with Lincoln Park Restructuring)

The undersigned, constituting all of the members of the Board of Directors, and the Sole Stockholder, of Lincoln Park, Inc. a Rhode Island corporation, hereby take the following action by joint written consent and consent and adopt the following resolutions:

WHEREAS, each of Lincoln Park, Inc. a Rhode Island corporation ("Lincoln Park") and LPRI LLC, a Rhode Island limited liability company ("LPRI") is an indirect wholly-owned member of a group of companies (the "Wembley Group") of which the ultimate parent is Wembley plc ("Wembley") and each is directly wholly-owned by UTGR, Inc., a Delaware corporation ("UTGR") which is also an indirect wholly-owned member of the Wembley Group; and

WHEREAS, Lincoln Park has been indicted under Indictment No. CR-03-8103ML filed by the United States of America acting by and through the United States Attorney for the District of Rhode Island (the "Government") and if convicted Lincoln Park can be subject to fines aggregating up to US$8,000,000 (said indictment hereinafter referred to as the "Lincoln Park Litigation"); and

WHEREAS, Wembley has reached an agreement with MGM Mirage on the terms of a recommended cash acquisition by MGM Mirage of Wembley (the "Acquisition") and as part of such Acquisition it is intended that there be a restructuring of Lincoln Park, LPRI, UTGR and other existing and future members of the Wembley Group including but not limited to an English private limited company , LP Residual Limited (hereinafter referred to as "LPR") (such restructuring hereinafter referred to as the "Lincoln Park Restructuring") the purpose of the Lincoln Park Restructuring is to separate from the Wembley Group simultaneously with to its acquisition by MGM Mirage any potential liability for, and associated costs of, the Lincoln Park Litigation; and

WHEREAS, Lincoln Park desires to take the necessary steps to carry out and facilitate the Acquisition and the Lincoln Park Restructuring including but not limited to the following steps which are proposed (although Wembley Group and MGM Mirage reserve the right to agree to amendments to these steps to affect underlying commercial objectives):

(i) Lincoln Park will be reorganized by way of merger of Lincoln Park with and into LPRI, an entity disregarded for all US federal income tax purposes in accordance with Treasury Regulations Sections 301.7701-2 and 301.7701-3 (and any

successor provisions), with LPRI being the surviving entity (the "Merger"), in a transaction intended to qualify as a tax-free liquidation of Lincoln Park with and into its sole shareholder, UTGR under Sections 332 and 337 of the Internal Revenue Code of 1986, as amended (the "Code");

(ii) LPRI will thereupon transfer by distribution of all its business, assets and liabilities to UTGR and UTGR will assume all the liabilities of LPRI except that LPRI will retain its potential liability for and associated costs of, the Lincoln Park Litigation will also retain cash balances of approximately $_____ million being an amount which the directors of Wembley Group believe will be sufficient to provide for such potential liability and costs (the "Distribution");

(iii) UTGR will thereafter sell its membership interests in LPRI to Wembley for fair market value; and

(iv) Wembley will thereafter transfer its membership interests in LPRI to LPR in exchange for shares of LPR.

WHEREAS, the foregoing Lincoln Park Restructuring will be implemented only upon all necessary or desirable federal, state, municipal, or other governmental authorizations, orders, consents, clearances, permissions and approvals having been obtained including but not limited to approvals from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation, and all other state and municipal authorities necessary or desirable for the Acquisition and subsequent operation of the Lincoln Park businesses (hereinafter collectively referred to as "Approval(s)"); and

WHEREAS, Lincoln Park desires to authorize, and/or to confirm and/or ratify previous authorizations for, the defense of the Lincoln Park Litigation, the obtaining of Approvals, the implementation of the Lincoln Park Restructuring, and the taking of such other action as may be necessary or desirable in connection with the Acquisition and related proposals.

NOW THEREFORE, it is hereby:

APPROVALS

RESOLVED: That Lincoln Park and, upon the consummation of Merger, the respective successors and assigns of Lincoln Park, including but not limited to LPRI and UTGR, take all necessary or desirable actions to obtain the Regulatory Approvals and that each of the President, any Vice President, the Treasurer any Assistant Treasurer, the Controller of Lincoln Park, or any other person now or hereinafter duly authorized by Lincoln Park, each acting singly, (each such officer or person individually referred to herein as "Authorized Agent" and collectively referred to herein as "Authorized Agents") be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of Lincoln Park, to prepare, file, and prosecute all necessary or

desirable applications, petitions or requests with respect to such Regulatory Approvals.

MERGER

RESOLVED: That the Board of Directors of Lincoln Park and UTGR, the sole stockholder Lincoln Park, hereby approves the Merger of Lincoln Park with an into LPRI, as a result of which LPRI shall survive the Merger, with the intention (a) that the Merger effect a complete liquidation of Lincoln Park within the meaning of Sections 332, 334(b)(1) and 337 of the Code; and (b) that the adoption of these resolutions by the sole stockholder of the Lincoln Park constitutes the adoption of a plan of complete liquidation for purposes of the aforementioned Sections of the Code.

RESOLVED: The Board of Directors of Lincoln Park and UTGR, the sole stockholder of Lincoln Park hereby approves and adopts the Plan of Merger in substantially the form annexed hereto as Exhibit ___ and made a part hereof together with such additions, deletions and other modifications as any Authorized Agent deems necessary, desirable, convenient or appropriate and in the best interest of Lincoln Park (such deletions, additions and modifications collectively "Authorized Changes") (the foregoing plan of merger together with any Authorized Changes referred to herein as the "Plan") and directs that the Plan be submitted to a vote of stockholders at a meeting of stockholders pursuant to written notice and otherwise in accordance with the Rhode Island General Laws (1956) ("RIGL") Section 7-1.1-67.

RESOLVED: That UTGR, the sole stockholder Lincoln Park, pursuant to Section 7-1.1-30-2 of RIGL, hereby waives any notice of meeting otherwise contemplated by Section 7-1.1-67 of RIGL, and resolves that Lincoln Park merge with LPRI and hereby approves the Plan and the Merger pursuant thereto.

RESOLVED: That each Authorized Agent be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of Lincoln Park, to execute and file with the Rhode Island Secretary of State appropriate Articles of Merger and the Plan and any other document or instrument in connection therewith.

GENERAL

RESOLVED: That any additional or specific resolutions in a form required or prescribed by any person in connection with the

implementation of the transactions and actions authorized by the foregoing resolutions are hereby adopted with the same force and effect as if set forth herein in full, and each of the Secretary or any Assistant Secretary, or any Authorized Agent, acting singly is hereby authorized to attest and certify to adoption of same as of the date hereof and to include same in records of the proceedings of this corporation or company.

RESOLVED: That in accordance with the above resolutions, each Authorized Agent be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of Lincoln Park, to take or cause to be taken all such actions, pay such fees and expenses and to sign, execute, verify, acknowledge, certify to, file and deliver all such instruments, documents, certificates, assignments, affidavits and agreements as any such Authorized Agent taking or causing such action to be taken determines to be necessary, desirable, convenient or appropriate and in the best interest of Lincoln Park in order to implement or further Lincoln Park's intentions or obligations contemplated by the foregoing resolutions and to comply with and otherwise effect the purposes and intents of the foregoing resolutions.

RESOLVED: That the taking of any action, the execution and delivery of any agreement, document or other instrument by any Authorized Agent in connection with the implementation of any or all of the foregoing resolutions shall be conclusive of his determination that the same was necessary, desirable, convenient and appropriate and in the best interest of Lincoln Park.

RESOLVED: That the Authorized Agent be, and he/she hereby is, authorized, empowered and directed to attest and/or to certify the execution and delivery of any plan and/or any articles of merger, certificate, agreement, document or other instrument contemplated by any of the foregoing resolutions by any Authorized Agent and the adoption of the foregoing resolutions.

RESOLVED: That the taking of any action, and the execution and delivery of any agreement, document or instrumental by any person on behalf of Lincoln Park's prior to or subsequent to the date of these resolutions in connection with or in furtherance of the implementation of anything authorized by all or any of the foregoing resolutions are hereby ratified, confirmed and adopted in all respects as the acts and deeds of Lincoln Park.

This written consent may be executed in one or more counterparts, each of which shall constitute an original document, but all of which taken together shall

constitute but one instrument. Each counterpart shall be effective with respect to each person signing it, even if another person whose signature is contemplated hereunder does not sign the same counterpart.

[The remainder of this page intentionally has been left blank; the next page is the signature page.]

Executed and effective as of this ______ day of ______________,
2004.

UTGR, Inc., Sole Stockholder

By:______________________________
_______________, ____________

<u>Directors</u>

____

____

____

286906_4.doc

I.B.1 and II.B.2
3/15/04

LPRI, LLC

UNANIMOUS WRITTEN CONSENT OF THE MANAGERS OF LPRI, LLC

(Authorizing Numerous Steps Including Merger and Distribution in Connection with Lincoln Park Restructuring)

The undersigned, being all of the Managers of LPRI, LLC, a Rhode Island limited liability company, hereby take the following action by unanimous written consent and consent and adopt the following resolutions:

WHEREAS, each of Lincoln Park, Inc. a Rhode Island corporation ("Lincoln Park") and LPRI LLC, a Rhode Island limited liability company ("LPRI") is an indirect wholly-owned member of a group of companies (the "Wembley Group") of which the ultimate parent is Wembley plc ("Wembley") and each is directly wholly-owned by UTGR, Inc., a Delaware corporation ("UTGR") which is also an indirect wholly-owned member of the Wembley Group; and

WHEREAS, Lincoln Park has been indicted under Indictment No. CR-03-8103ML filed by the United States of America acting by and through the United States Attorney for the District of Rhode Island (the "Government") and if convicted Lincoln Park can be subject to fines aggregating up to US$8,000,000 (said indictment hereinafter referred to as the "Lincoln Park Litigation"); and

WHEREAS, Wembley has reached an agreement with MGM Mirage on the terms of a recommended cash acquisition by MGM Mirage of Wembley (the "Acquisition") and as part of such Acquisition it is intended that there be a restructuring of Lincoln Park, LPRI, UTGR and other existing and future members of the Wembley Group including but not limited to an English private limited company, LP Residual Limited (hereinafter referred to as "LPR") (such restructuring hereinafter referred to as the "Lincoln Park Restructuring") the purpose of the Lincoln Park Restructuring is to separate from the Wembley Group simultaneously with its acquisition by MGM Mirage any potential liability for, and associated costs of, the Lincoln Park Litigation; and

WHEREAS, LPRI desires to take the necessary steps to carry out and facilitate the Acquisition and the Lincoln Park Restructuring including but not limited to the following steps which are proposed (although Wembley Group and MGM Mirage reserve the right to agree to amendments to these steps to affect underlying commercial objectives):

(i) Lincoln Park will be reorganized by way of merger of Lincoln Park with and into LPRI, an entity disregarded for all US federal income tax purposes in accordance with Treasury Regulations Sections 301.7701-2 and 301.7701-3 (and any

successor provisions), with LPRI being the surviving entity (the "Merger"), in a transaction intended to qualify as a tax-free liquidation of Lincoln Park with and into its sole shareholder, UTGR under Sections 332 and 337 of the Internal Revenue Code of 1986, as amended (the "Code");

(ii) LPRI will thereupon transfer by distribution of all its business, assets and liabilities to UTGR and UTGR will assume all the liabilities of LPRI except that LPRI will retain its potential liability for, and associated costs of, the Lincoln Park Litigationand will also retain cash balances of approximately $______ million being an amount which the directors of Wembley Group believe will be sufficient to provide for such potential liability and costs (the "Distribution");

(iii) UTGR will thereafter sell its membership interests in LPRI to Wembley for fair market value; and

(iv) Wembley will thereafter transfer its membership interests in LPRI to LPR in exchange for shares of LPR.

WHEREAS, the foregoing Lincoln Park Restructuring will be implemented only upon all necessary or desirable federal, state, municipal, or other governmental authorizations, orders, consents, clearances, permissions and approvals having been obtained including but not limited to approvals from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation, and all other state and municipal authorities necessary or desirable for the Acquisition and subsequent operation of the Lincoln Park businesses (hereinafter collectively referred to as "Approval(s)"); and

WHEREAS, LPRI desires to authorize, and/or to confirm and/or ratify previous authorizations for, the defense of the Lincoln Park Litigation, the obtaining of Approvals, the implementation of the Lincoln Park Restructuring, and the taking of such other action as may be necessary or desirable in connection with the Acquisition and related proposals.

NOW THEREFORE, it is hereby:

LINCOLN PARK LITIGATION

RESOLVED: That LPRI, upon the consummation of the Merger, as successor to Lincoln Park by operation of law, take all reasonable steps to vigorously defend against the Lincoln Park Litigation and, accordingly hereby authorizes its legal counsel, Adler Pollock & Sheehan P.C., to take all steps consistent therewith.

APPROVALS

RESOLVED: That Lincoln Park and, upon the consummation of the Lincoln Park Restructuring, the respective successors and assigns of Lincoln Park, including but not limited to LPRI and UTGR, take all necessary or desirable actions to obtain the Approvals and that each Manager of LPRI, or any other person now or hereinafter duly authorized by UTGR or the Managers of LPRI, each acting singly, (each such officer or person individually referred to herein as "Authorized Agent" and collectively referred to herein as "Authorized Agents") be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of LPRI, to prepare, file, and prosecute all necessary or desirable applications, petitions or requests with respect to such Approvals.

MERGER

RESOLVED: That, subject to all Approvals having been obtained, Lincoln Park will be merged with and into LPRI, as a result of which LPRI shall survive the Merger.

RESOLVED: That LPRI hereby approves and adopts the Plan of Merger in substantially the form annexed hereto as Exhibit ___ and made a part hereof together with such additions, deletions and other modifications as any Authorized Agent deems necessary, desirable, convenient or appropriate and in the best interest of LPRI (such deletions, additions and modifications collectively "Authorized Changes") (the foregoing plan of merger together with any Authorized Changes referred to herein as the "Plan").

RESOLVED: That each Authorized Agent be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of LPRI, to execute and file with the Rhode Island Secretary of State appropriate Articles of Merger and the Plan and any other document or instrument in connection therewith.

DISTRIBUTION OF ASSETS AND LIABILITIES

RESOLVED: That, upon consummation of the Merger and no sooner than one (1) business day following such Merger, and subject to all Approvals having been obtained, LPRI transfer by distribution to its parent, UTGR, without payment of any consideration by UTGR, all of LPRI's assets and property, real, personal and mixed, tangible and intangible and its business and operations including but not limited to all of its real estate, licenses, permits, franchises, related to the "Lincoln Park" facility

(collectively "Distributed Assets") under the Assignment and Distribution Agreement in substantially the form annexed hereto as Exhibit _______ together with any Authorized Changes (the "Assignment Agreement") excluding however:

(i) Cash in the amount of $________ or such other amount as LPRI determines is appropriate to satisfy the Lincoln Park Litigation potential liability and associated costs, which amount includes $8,000,000 deposited in escrow under the Escrow Agreement (as defined below) (the "Cash"); and

(ii) all rights under that certain Funding Agreement dated January 23, 2004 ("Funding Agreement") between Lincoln Park and the Government; and that certain Escrow Agreement dated January 23, 2004 (the "Escrow Agreement") among Lincoln Park, the Government and Wachovia Bank, National Association (the Funding Agreement and Escrow Agreement collectively referred to as the "Agreements") (the Cash and the Agreements collectively referred to as the "Retained Assets")

provided that UTGR executes and delivers to LPRI an Assumption Agreement in substantially the form annexed hereto as Exhibit ___ together with any Authorized Changes ("Assumption Agreement") of any and all of LPRI's liabilities, debts, claims, obligations and charges of every kind and nature, at the time existing or arising thereafter, fixed or contingent, absolute or otherwise, asserted or unasserted, whether known or unknown ("Assumed Liabilities") with the sole exception of liabilities, if any, arising out of the Lincoln Park Litigation and the Funding Agreement and the Escrow Agreement.

PRIVILEGE AGREEMENT

RESOLVED: That in connection with the Distribution, LPRI enter into a Privilege Agreement to preserve and protect the privilege attaching to information within Distributed Assets in substantially the form annexed hereto as Exhibit ______ together with any Authorized Changes (the "Privilege Agreement").

GENERAL

RESOLVED: That any additional or specific resolutions in a form required or prescribed by any person in connection with the implementation of the transactions and actions authorized by the foregoing resolutions are hereby adopted with the same force and effect as if set forth herein in full, and each Manager of LPRI, or any Authorized Agent, acting singly is hereby authorized to attest and certify to adoption of same as of the date hereof and to include same in records of the proceedings of this corporation or company.

RESOLVED: That in accordance with the above resolutions, each Authorized Agent be, and he/she hereby is, acting singly, authorized, empowered and directed, in the name and on behalf of LPRI, to take or cause to be taken all such actions, pay such fees and expenses and to sign, execute, verify, acknowledge, certify to, file and deliver all such instruments, documents, certificates, assignments, affidavits and agreements as any such Authorized Agent taking or causing such action to be taken determines to be necessary, desirable, convenient or appropriate and in the best interest of LPRI in order to implement or further LPRI's intentions or obligations contemplated by the foregoing resolutions and to comply with and otherwise effect the purposes and intents of the foregoing resolutions.

RESOLVED: That the taking of any action, the execution and delivery of any agreement, document or other instrument by any Authorized Agent in connection with the implementation of any or all of the foregoing resolutions shall be conclusive of his determination that the same was necessary, desirable, convenient and appropriate and in the best interest of LPRI.

RESOLVED: That any Manager of LPRI be, and he/she hereby is, authorized, empowered and directed to attest and/or to certify the execution and delivery of any plan and/or any articles of merger, certificate, agreement, document or other instrument contemplated by any of the foregoing resolutions by any Authorized Agent and the adoption of the foregoing resolutions by the LPRI's sole member.

RESOLVED: That the taking of any action, and the execution and delivery of any agreement, document or instrumental by any person on behalf of LPRI prior to or subsequent to the date of these resolutions in connection with or in furtherance of the implementation of anything authorized by all or any of the

foregoing resolutions are hereby ratified, confirmed and adopted in all respects as the acts and deeds of LPRI.

This written consent may be executed in one or more counterparts, each of which shall constitute an original document, but all of which taken together shall constitute but one instrument. Each counterpart shall be effective with respect to each person signing it, even if another person whose signature is contemplated hereunder does not sign the same counterpart.

[The remainder of this page intentionally has been left blank; the next page is the signature page.]

Executed and effective as of this ______ day of ______________, 2004.

____
[Name], Manager

____
[Name], Manager

____
[Name], Manager

277984_9.doc

ASSIGNMENT AND DISTRIBUTION AGREEMENT

This ASSIGNMENT AND DISTRIBUTION AGREEMENT (the "Agreement"), dated as of ____________, 2004, is by and between LPRI, LLC, a Rhode Island limited liability company ("LPRI"), and UTGR, Inc., a Delaware corporation ("UTGR").

WITNESSETH

WHEREAS, by unanimous written consent of the sole member of LPRI, dated ___________, 2004 (the "LPRI Written Consent"), the members of LPRI authorized LPRI to distribute substantially all of its assets to UTGR, all as more fully described in the LPRI Written Consent; and

WHEREAS, by unanimous written consent of the Board of Directors of UTGR, dated ____________, 2004, UTGR agreed to accept said distribution of such assets; and

WHEREAS, the parties believe that it is appropriate to set forth terms and procedures regarding such distribution of assets.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

1. Except as set forth in paragraph 2 of this Agreement, LPRI hereby agrees to, and by these presents does hereby, distribute, transfer, assign and otherwise convey to UTGR all of LPRI's right, title and interest in and to all of LPRI's assets and properties, real, personal, and mixed, tangible and intangible and all of its business and operations, including, but not limited to, the "Lincoln Park" facility and including, but not limited to, cash and cash equivalents (all of the foregoing assets and properties are collectively referred to herein as, the "Distributed Assets").

2. Notwithstanding any provision of this Agreement (including any schedule annexed hereto) to the contrary, LPRI is retaining, and is not distributing, transferring, assigning or otherwise conveying any right, title or interest in or to:

(i) Cash in the amount of [$__________] which amount includes $8,000,000 deposited in escrow under the Escrow Agreement (as defined below) (the "Cash"); and

(ii) all rights under that certain Funding Agreement dated January 23, 2004 ("Funding Agreement") between Lincoln Park, Inc., and the United States of America acting by and through the Assistant United States Attorney for the District of Rhode Island (the "Government"); and that certain Escrow Agreement dated January 23, 2004 (the "Escrow Agreement") among Lincoln Park, Inc., the Government and Wachovia Bank, National Association (the Funding Agreement and Escrow Agreement collectively referred to as the "Agreements") (the Cash and the Agreements collectively referred to as the "Retained Assets").

3. The Distributed Assets are distributed, transferred, assigned, and otherwise conveyed in their existing condition and location, "as is", "where is", "and with all faults" and by such additional deeds, bills of sale, endorsements, assignments and other instruments of conveyance as the parties shall determine in form and substance satisfactory to the parties.

4. Any transfer, sales or use, or recording, or related fees, taxes, or other expenses or charges (including but not limited to reasonable out-of-pocket expenses incurred in connection with this Agreement) shall be borne exclusively by UTGR.

5. UTGR shall maintain all records and information relating to the operations of Lincoln Park, Inc. (predecessor-in-interest to LPRI) until thirty (30) days following the expiration of any statute of limitations relating to state or federal income tax for the periods ending on or before the date hereof, and shall provide LPRI and their attorneys, accountants and other representatives reasonable access to such records and information including the making of copies of such records and information, provided that such access shall not unduly disrupt the normal operations of the business of UTGR. In addition UTGR shall provide reasonable assistance to LPRI with respect to any financial and/or accounting tax inquiries relating to periods ending on or before the date hereof.

6. From time to time without any consideration, the parties will execute and deliver, or arrange for the execution and delivery of, such other instruments of conveyance and transfer and take such other action or arrange for such other actions as may reasonably be requested by UTGR to more effectively complete any of the transactions provided for in this Agreement. LPRI hereby irrevocably appoints UTGR as LPRI's agent, proxy, and attorney-in-fact, with full power of substitution, for the purpose of acting, in the discretion of UTGR, in the name of LPRI and on behalf of LPRI in executing and delivering any instrument of conveyance or taking any action to more effectively complete or otherwise in furtherance of the transactions provided for in this Agreement.

7. This Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective successors and assigns. Except as otherwise expressly provided in this Agreement, this Agreement is not intended to, nor shall it, create any rights in any person other than the parties hereto and their respective successors and assigns.

8. This Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island without regard to principles of conflicts of law.

9. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LPRI, LLC

By: ______________________________
Name:
Title: Manager

UTGR, INC.

By: ______________________________
Name:
Title:

286892_5.doc

II.A.I.a
AP&S DRAFT: 3/15/04

ASSUMPTION AGREEMENT

This ASSUMPTION AGREEMENT (the "Agreement"), dated as of __________ __, 2004, is by and between LPRI, LLC, a Rhode Island limited liability company ("LPRI"), and UTGR, Inc., a Delaware corporation ("UTGR").

WITNESSETH

WHEREAS, by unanimous written consent of the Board of Directors of UTGR, dated __________ __, 2004, and in consideration of the distribution of substantially all of the assets of LPRI to UTGR, UTGR agreed to assume, pay, perform and discharge when due substantially all of the liabilities of LPRI; and

WHEREAS, by unanimous written consent of the managers of LPRI, dated __________ __, 2004 (the "LPRI Written Consent"), the managers of LPRI authorized LPRI to distribute substantially all of its assets to UTGR, all as more fully described in the LPRI Written Consent.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

1. Except as set forth in paragraph 4 of this Agreement, UTGR agrees that, as of the date of this Agreement, UTGR hereby assumes and agrees to pay, perform and discharge promptly when due all Liabilities of LPRI and each of its predecessors in interest, and UTGR shall defend, indemnify and hold LPRI [and each of its predecessors in interest and assigns] harmless from said Liabilities. For purposes of this Agreement, the term "Liabilities" shall mean any and all liabilities, debts, claims, obligations and charges of any nature whatsoever (whether known or unknown, fixed or contingent, absolute or otherwise, asserted or unasserted, or otherwise).

2. In the event of any claim against UTGR with respect to any of the Liabilities of LPRI assumed by UTGR pursuant to this Agreement, UTGR shall have, and LPRI hereby assigns to UTGR, any defense, counterclaim, or right of setoff which would have been available to LPRI if such claim had been asserted against LPRI.

3. UTGR covenants and agrees not to distribute, transfer, assign or otherwise convey any of its assets and properties, real, personal, and mixed, tangible and intangible or any of its business and operation, including, but not limited to, the "Lincoln Park" facility (the "Distributed Assets"), except in the ordinary course of business, or take any action which may negatively or otherwise impact its ability to pay or satisfy the assumed Liabilities hereunder or otherwise be part of any reorganization during the earlier to occur of (i) a date which is 2 years from the date of the merger of Lincoln Park, Inc. (predecessor in interest to LPRI) with and into LPRI or (ii) all of the assumed Liabilities are satisfied, unless UTGR makes adequate provision for the assumed Liabilities to be discharged.

4. Notwithstanding any provision of this Agreement to the contrary, UTGR is not assuming and shall not be required to pay, perform or discharge when due any liabilities or obligations of LPRI relating to: (i) the indictment filed by the United States Attorney for the District of Rhode Island (the "Government") against Lincoln Park, Inc. (predecessor in interest to LPRI); (ii) that certain Funding Agreement dated January 23, 2004 between Lincoln Park, Inc. and the Government; or (iii) that certain Escrow Agreement dated January 23, 2004, among Lincoln Park, Inc., the Government, and Wachovia Bank, National Association.

5. From time to time without any consideration, the parties will execute and deliver, or arrange for the execution and delivery of, such other instruments of assumption and take such other action or arrange for such other actions as may reasonably be requested by LPRI to more effectively complete any of the transactions provided for in this Agreement. UTGR hereby irrevocably appoints LPRI as UTGR's agent, proxy, and attorney-in-fact, with full power of substitution, for the purpose of acting, in the discretion of LPRI, in the name of UTGR and on behalf of UTGR in executing and delivering any instrument of assumption or taking any action to more effectively complete or otherwise further the transactions provided for in this Agreement.

6. This Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective successors and assigns. Except as otherwise expressly provided in this Agreement, this Agreement is not intended to, nor shall it, create any rights in any person other than the parties hereto and their respective successors and assigns.

7. This Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island without regard to principles of conflicts of law.

8. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LPRI, LLC

By: ______________________________
Name:
Title: Manager

UTGR, INC.

By: ______________________________
Name:
Title:

286691_7.doc

FIRST ASSIGNMENT AGREEMENT

This FIRST ASSIGNMENT AGREEMENT (the "Agreement"), dated as of _________, 2004, is by and between UTGR, Inc., a Delaware corporation ("UTGR") and Wembley plc, an English public limited company ("Wembley").

WITNESSETH

WHEREAS, the respective boards of directors of UTGR and Wembley have determined that the fair market value of 100% of the membership interests (the "Membership Interest") in LPRI, LLC, a Rhode Island limited liability company ("LPRI") is $_____________ (the "Fair Market Amount"); and

WHEREAS, UTGR desires to sell and assign, and Wembley desires to purchase, the Membership Interest for a purchase price equal to the Fair Market Amount.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. UTGR hereby agrees to, and by these presents does hereby, assign and otherwise convey to Wembley all of UTGR's right, title and interest in and to the Membership Interest.

2. The Membership Interest is assigned and conveyed "as is", "where is", "and with all faults".

3. Wembley shall pay as consideration for the Membership Interest a purchase price equal to the Fair Market Amount (the "Purchase Price"). The Purchase Price shall be paid in immediately available United States funds by wire transfer to the account heretofore specified by UTGR.

4. Any transfer, sales or use, or recording, or related fees, taxes, or other expenses or charges (including but not limited to reasonable out-of-pocket expenses incurred in connection with this Agreement) shall be borne exclusively by UTGR.

5. From time to time without any consideration, the parties will execute and deliver, or arrange for the execution and delivery of, such other instruments of conveyance and transfer and take such other action or arrange for such other actions as may reasonably be requested by Wembley to more effectively complete any of the transactions provided for in this Agreement. UTGR hereby irrevocably appoints Wembley as UTGR's agent, proxy, and attorney-in-fact, with full power of substitution, for the purpose of acting, in the discretion of Wembley, in the name of UTGR and on behalf of UTGR in executing and delivering any instrument of conveyance or taking any action to more effectively complete or otherwise in furtherance of the transactions provided for in this Agreement.

6. This Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective successors and assigns. Except as otherwise expressly provided in this Agreement, this Agreement is not intended to, nor shall it, create any rights in any person other than the parties hereto and their respective successors and assigns.

7. This Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island without regard to principles of conflicts of law.

8. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

UTGR, INC.,

By: ______________________________
Name:
Title:

WEMBLEY plc

By: ______________________________
Name:
Title:

Agreement to be Bound

Wembley hereby agrees to be bound by that certain Operating Agreement of LPRI dated ____, 2004 and is hereby admitted by LPRI as the 100% member of LPRI. LPRI shall issue a certificate to Wembley evidencing and representing its membership interest.

Wembley plc ______________ LPRI

By: ______________________ By: ______________________
______________, Manager ______________, Manager

286909_4.doc

IV.A.1
AP&S DRAFT: 3/15/04

SECOND ASSIGNMENT AGREEMENT

This SECOND ASSIGNMENT AGREEMENT (the "Agreement"), dated as of ________, 2004, is by and between LP Residual Limited, an English private limited company ("LPR") and Wembley plc, an English public limited company ("Wembley").

WITNESSETH

WHEREAS, the respective boards of directors of LPR and Wembley have determined that the fair market value of 100% of the membership interests (the "Membership Interest") in LPRI, LLC, a Rhode Island limited liability company ("LPRI") is $____________ (the "Fair Market Amount"); and

WHEREAS, Wembley desires to transfer and assign to LPR, and LPR desires to accept such transfer and assignment of the Membership Interest in exchange for shares of LPR.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Wembley hereby agrees to, and by these presents does hereby, assign and otherwise convey to LPR all of Wembley's right, title and interest in and to the Membership Interest.

2. The Membership Interest is assigned and conveyed "as is", "where is", "and with all faults".

3. LPR agrees to accept such transfer and assignment in exchange for the issuance to Wembley of that number of ordinary shares of 0.01 pence each in the capital of LPR, credited as fully paid at par ("LPR Shares") that, when aggregated with the number of LPR Shares already in issue, will equal the number of ordinary shares of £1.00 each in the capital of Wembley that are issued and outstanding as of the date hereof as certified in writing by the Company Secretary of Wembley. The LPR Shares so issued shall, when aggregated with the number of LPR Shares already in issue, constitute 100% of the issued and outstanding shares of LPR.

3. Any transfer, sales or use, or recording, or related fees, taxes, or other expenses or charges (including but not limited to reasonable out-of-pocket expenses incurred in connection with this Agreement) shall be borne exclusively by Wembley.

4. From time to time without any consideration, the parties will execute and deliver, or arrange for the execution and delivery of, such other instruments of conveyance and transfer and take such other action or arrange for such other actions as may reasonably be requested by LPR to more effectively complete any of the transactions provided for in this Agreement. Wembley hereby irrevocably appoints LPR as Wembley's agent, proxy, and attorney-in-fact, with full power of substitution, for the purpose of acting, in the discretion of LPR, in the name of Wembley and on behalf of Wembley in executing and delivering any instrument of conveyance or taking any action to more effectively complete or otherwise in furtherance of the transactions provided for in this Agreement.

5. This Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective successors and assigns. Except as otherwise expressly provided in this Agreement, this Agreement is not intended to, nor shall it, create any rights in any person other than the parties hereto and their respective successors and assigns.

6. This Agreement shall be governed by and construed in accordance with the laws of the ______________ without regard to principles of conflicts of law.

7. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LP RESIDUAL LIMITED

By: ______________________________
Name:
Title:

WEMBLEY plc

By: ______________________________
Name:
Title:

AGREEMENT TO BE BOUND

LPR hereby agrees to be bound by that certain Operating Agreement of LPRI dated ______, 2004 and is hereby admitted by LPRI as the 100% member of LPRI. LPRI shall issue a certificate to LPR evidencing and representing its membership interest.

LPR

By: ______________________________

LPRI

By: ______________________________
, Manager

286910_4.doc

Exhibit II-2-ll

RULES OF THE

WEMBLEY PLC

SAVINGS RELATED SHARE OPTION SCHEME

Wip/eig/wembley/reports-r005_vr_03stage2.doc

RULES OF THE WEMBLEY PLC

SAVINGS RELATED SHARE OPTION SCHEME

1 ***Definitions***

1.1 In this Scheme the words and expressions set out below shall have the meanings specified against them unless otherwise specifically provided and any reference to a provision of an Act of Parliament shall include any modification, consolidation, re-enactment or extension of it.

"Acquiring Company"	a company which obtains Control of the Company in accordance with rule 8;
"Act"	Income And Corporation Taxes Act 1988;
"Aggregate Option Price"	the amount payable as consideration for the Shares to be acquired upon the exercise of an Option in full, being the product of the Option Price and the number of Shares over which that Option subsists;
"Announcement Date":	the date on which the Company makes a preliminary announcement of its results for the last preceding financial year, half year or other period;
"Any Other Scheme":	any scheme (other than this Scheme) adopted by the Company in general meeting which provides for the subscription of Shares by or on behalf of employees of the Company and/or any of its Subsidiaries;
"Appropriate Authority"	the authority or authorities nominated by the Company and with which a Savings Contract is entered into by an Eligible Employee;
"Associated Company"	a company which is an associated company of the Company as defined in section 187(2) of the Act;
"The Board"	the board of directors of the Company or a duly appointed committee thereof;

"Bonus"	any sum by way of terminal bonus payable under a Savings Contract being the additional payment made by the Appropriate Authority when repaying contributions made under such a Savings Contract;
"Bonus Date"	where the Appropriate Authority is required to pay the Maximum Bonus, the earliest date on which the Maximum Bonus is payable, and in any other case the earliest date on which the Standard Bonus is payable under the Savings Contract;
"Closing Date"	the date specified by the Board in the invitation being not less than 14 days after the Date of Invitation;
"The Company"	Wembley plc;
"Control"	the meaning given to that expression by section 187(2) of the Act;
"Continuous Service"	the same meaning as for continuous employment in the Employment Protection (Consolidation) Act 1978;
"Date Of Adoption"	the date of the adoption of this Scheme by resolution of the Company;
"Date Of Commencement"	the earliest practicable starting date determined by the Board of an Eligible Employee's Savings Contract;
"Date Of Grant"	the date determined under rule 4.4 upon which an Option is granted;
"Date Of Invitation"	the date upon which the Board issues invitations under rule 2.2 to Eligible Employees inviting them to apply for an Option;
"Dealing Day"	a day on which the London Stock Exchange is open for the transaction of business;

"Eligible Employee" any person who:-

(a) (i) is a director of a Participating Company on terms which require him to devote at least such minimum number of hours (between 8 and 25 excluding meal breaks) a week to his duties as the Board may determine or an employee of a Participating Company; and

(ii) is chargeable to tax in respect of his employment or office under Case I of Schedule E; and

(iii) has such qualifying period (if any) of Continuous Service (being a period commencing not earlier than 5 years prior to the Date of the Grant) as the Board may determine; or

(b) is an employee or executive director of a Participating Company and is nominated by the Board (or is nominated as a member of a category of such employees or executive directors),

but in all cases excluding any person who is prohibited from participating by reason of the provisions of paragraph 8 of Schedule 9 to the Act;

"Employees' Share Scheme" an employees' share scheme within the meaning of section 743 of the Companies Act 1985;

"Employment" employment by the Company and/or any Subsidiary and/or for the purpose of rule 8 any Acquiring Company or a company under the Control of the Acquiring Company [but for the purpose of the Scheme excludes Employment during any period of notice of dismissal];

"The London Stock Exchange"	the International Stock Exchange of the United Kingdom and the Republic of Ireland Limited;
"Market Value"	the middle market quotation of a Share as derived from the London Stock Exchange Daily Official List on the Dealing Day last preceding the period of 5 Dealing Days ending with the relevant Date of Invitation;
"Maximum Bonus"	the Bonus paid by the Appropriate Authority on the second anniversary of the payment of sixty monthly contributions under a Savings Contract;
"Option"	a right to acquire Shares pursuant to this Scheme;
"Option Holder"	a person holding an Option granted to him under the provisions of this Scheme or where the context so admits his personal representatives;
"Option Period"	a period of up to six months after the Bonus Date applicable to the Savings Contract;
"Option Price"	the acquisition price for a Share determined by the Board in accordance with rule 2.2;
"Participating Company"	(i) the Company; and (ii) any other Company which is under the Control of the Company, is a Subsidiary of the Company and is for the time being designated by the Board as a Participating Company;
"Redundancy"	dismissal by reason of redundancy within the meaning given by the Employment Protection (Consolidation) Act 1978 or the Contracts of Employment and Redundancy Payments Act (Northern Ireland) 1965;
"Savings Contract"	a certified contractual savings scheme as defined by section 326 of the Act being a bank or building society contractual "Sharesave" scheme which has been approved by the Inland Revenue for the purposes of the

	Schedule and into which an Eligible Employee makes periodical contributions for the purpose of this Scheme;
"The Schedule"	Schedule 9 to the Act;
"This Scheme"	the Wembley Savings Related Share Option Scheme established by these rules in its present form or as from time to time amended in accordance with provisions hereof and which has been approved by the Board of Inland Revenue under the Schedule;
"Shares"	fully paid ordinary shares in the capital of the Company which comply with the conditions of paragraphs 10 to 14 (inclusive) of the Schedule;
"Specified Age"	60 years of age;
"Standard Bonus"	will be either: 1.1.1 Under a three year Savings Contract, the earliest date on which the bonus is payable under the Savings Contract following 36 months payment or 1.1.2 Under a five year Savings Contract, the earliest date on which the bonus is payable under the Savings Contract following 60 monthly payments;
"Subsidiary"	a company which is both under the Control of the Company and which is a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985.

1.2 In these rules words denoting the singular number only shall include the plural number and words denoting the masculine gender shall include the feminine gender. All headings are for ease of reference only and shall not affect the construction of any of the provisions hereof.

2 Offer of Participation

2.1 Every Eligible Employee shall be entitled to participate in this Scheme.

2.2 Subject to the restrictions hereinafter contained, the Board shall from time to time invite every Eligible Employee to apply for an Option to subscribe for Shares at the Option Price. The Board shall determine the Option Price which shall be not less than the higher of the nominal value of a Share and 80% of the Market Value of a Share.

2.3 Subject to rule 2.4 invitations to apply for Options shall only be issued:

2.3.1 as soon as practicable after the Date of Adoption (being not more than 42 days after receipt of the letter from the Inland Revenue of formal approval of the Scheme under the Act); or

2.3.2 within the period commencing on the Dealing Day following an Announcement Date and ending 42 days after such Announcement Date.

2.4 The Directors may issue invitations to apply for Options outside the periods specified in rule 2.3 above in circumstances which they consider in their absolute discretion to be sufficiently exceptional to justify the issue of invitations at that time.

2.5 Upon the issue of an invitation to an Eligible Employee to apply for an Option, the Company shall give to the Eligible Employee notice in writing specifying whether Eligible Employees may elect for the repayment under the Savings Contract to be taken as including the Maximum Bonus, as including the Standard Bonus, as including either Bonus or as not including a Bonus, the maximum amount of any monthly savings, and the Closing Date for applications.

2.6 Each Eligible Employee may, not later than the Closing Date specified in the invitation, apply for an Option by delivery (in terms prescribed by the Board) of a duly completed application (and form of authority to the Board to complete and/or amend such application for an Option) on behalf of the Eligible Employee in such manner as the Board may determine having regard to the requirements and the provisions of rules 3 and 4.2 below. The number of Shares comprised in the Option for which any application is made shall be the nearest whole number of Shares (rounding down) obtained by dividing the amount repayable (including the Bonus specified under rule 2.5 above) under a Savings Contract by the Option Price.

2.7 On or before a Date of Grant the Board may subject always to the provisions of rule 3 determine a limit upon the total number of Shares over which options may be granted on that occasion.

3 Restrictions on the Granting of Options

3.1 The aggregate number of Shares which may be issued on the exercise of Options during the period of 10 years from the Date of Adoption shall not exceed 5% of the issued ordinary share capital of the Company from time to time.

3.2 The aggregate number of Shares which may be issued on the exercise of Options granted on any day in the period of 10 years commencing on the Date of Adoption shall not, when added to the aggregate of:

3.2.1 the total number of Shares issued or remaining issuable in respect of Options granted in the 10 years preceding that day; and

3.2.2 the total number of Shares issued or remaining issuable in respect of Options granted under Any Other Scheme in the 10 years preceding that day; and

3.2.3 the total number of Shares which shall have been issued pursuant to Any Other Scheme in the 10 years preceding that day (other than those issued upon the exercise of an Option), exceed such number as represents 15 per cent of the issued ordinary share capital of the Company immediately prior to that day.

3.3 Individual participants limit:

3.3.1 The Aggregate Option Price for the shares for which an Eligible Employee is granted an Option must as nearly as possible be equal to but shall not exceed the repayment due to the Eligible Employee from the Savings Contract specified in accordance with rule 4.1.

3.3.2 The monthly contributions payable by an Option Holder under a Savings Contract shall be in multiples of £1 and shall not:

(a) be less than £5; or

(b) exceed the lower of £250 or such maximum amount as is from time to time permitted under the provisions of paragraph 24 of the Schedule when aggregated with the monthly contributions being paid under any other Savings

Contract entered into by an Option Holder in connection with the grant of any Option.

3.4 Time limit for this Scheme:

No Options shall in any event be offered more than ten years after the Date of Adoption.

4 Acceptance and Grant of Options

4.1 An Eligible Employee may make an application by the Closing Date in the form specified by the Board. Such applications shall state (in multiples of £1) the amount of the monthly contribution to the Savings Contract, and whether the consideration for the Shares shall include in addition to the repayment of contributions the Standard Bonus or the Maximum Bonus.

4.2 If, on the Date of Grant the total number of Shares applied for by Eligible Employees exceeds the number of Shares available for this Scheme at that time having regard to the limits contained in rules 2.7 and 3, the number of Shares applied for shall be reduced by applying the provisions set out in rule 4.3 below in respect of all applications in the same manner in such order and combination as the Board in its absolute discretion may determine (provided always that in reducing the number of Shares applied for, any adjustments shall ensure that an Eligible Employee's monthly contribution remains a multiple of £1 and is not less than the minimum monthly contribution), to ensure that those limits are not exceeded.

4.3 The provisions referred to in rule 4.2 above are:-

4.3.1 by amending all applications involving the inclusion of the Maximum Bonus so as to include only the Standard Bonus;

4.3.2 by amending all applications involving the inclusion of the Standard Bonus so as not to include any Bonus;

4.3.3 by reducing pro rata as far as necessary the monthly contributions in excess of the minimum monthly contribution determined under rule 3.4 which Eligible Employees may make into Savings Contracts;

4.3.4 by granting no Options.

4.4 Subject as hereinafter provided, the Board shall, as soon as reasonably practicable, and in any event not later than 29 days after the Dealing Day by reference to which the Market Value of Shares was determined grant Options to those Eligible Employees who have applied for the same. Options will only be granted over the number of Shares in respect of which application has been made or over such reduced number of Shares as shall be determined as appropriate in accordance with rules 2, 3.3 and 4.3.

4.5 If applications are scaled down pursuant to rule 4.3, each Eligible Employee shall be notified that an adjustment has been made and of the number of Shares over which his Option is to be granted, the rate of contribution under the related Savings Contract and the Bonus Date thereof as soon as reasonably practicable.

4.6 Options shall only be granted pursuant to the foregoing provisions of this rule upon the relevant application for entry into the Savings Contract being accepted and the first contribution thereunder being paid. Subject thereto, the Company shall as soon as possible issue option certificates, in such form as the Board shall determine, in respect of all Options granted. An option certificate shall specify the number of Shares over which the Option has been granted, the Option Price, the Bonus Date and the Date of Grant of the Option and shall otherwise be in such form as the Board may from time to time determine. If any such certificate shall become worn out, defaced, destroyed or lost, it may be renewed on such evidence being provided and on such terms as the Board shall require.

4.7 No Option shall be granted to a person who at the Date of Grant is not a person eligible to participate in the Scheme as provided in paragraph 8 of the Schedule.

4.8 No Option shall be granted to any individual unless he is in Employment on the Date of Grant of Options.

4.9 Each Option shall be personal to the Option Holder to whom it is granted or in the event of his death to his legal personal representative(s) and shall not be chargeable or transferable. If an Option Holder does or suffers any act or thing whereby he would be deprived of the legal or beneficial ownership of an Option that Option shall lapse forthwith.

5 **Rights to Exercise Options**

5.1 No Option may be exercised at any time when the person seeking to exercise it is (or, in the case of exercise by personal representative(s) under rule 5.2, the Option Holder at the date of his death shall have been) excluded from such exercise under paragraphs 8 or 26(3) of the Schedule. An Option may not be granted, excluded, surrendered or released at a time when such grant, exercise, surrender or release would not be in accordance with the 'Model Code for Security Transactions by Directors of Listed Companies' issued by the London Stock Exchange from time to time. Save as provided in this rule and rules 7 and 9, an Option may not be exercised before the relevant Bonus Date as determined by the election made by an Eligible Employee pursuant to rule 4.1 but may then be exercised in whole or in part before the expiry of the Option Period and at the expiry of such period shall lapse.

5.2 If an Option Holder dies at a time when his Option remains available for future exercise by him, his personal representative(s) shall have the right to exercise such Option in whole or in part by applying the repaid contributions made at the date of death and any bonus and/ or interest paid thereon from the relevant Savings Contract:

5.2.1 if his death occurs before the relevant Bonus Date, during the period of twelve months from the date of his death; or

5.2.2 if his death occurs within six months after the relevant Bonus Date, within twelve months of such Bonus Date.

5.3 If an Option Holder ceases to be in Employment with the Company prior to the expiry of the Option Period by reason of:

5.3.1 injury or disability; or

5.3.2 Redundancy; or

5.3.3 retirement on reaching the Specified Age or at any other age at which the Option Holder is bound to retire in accordance with his contract of employment; or

5.3.4 early retirement with the agreement of his employer or pregnancy in each case only if such cessation of Employment is more than three years after the Date of Grant, the Option may only be exercised within six months after such cessation of employment or before the expiry of the Option Period whichever is the earlier and at the expiry of such period shall lapse. For the purpose of this Scheme, a woman who leaves Employment due to pregnancy will be regarded as having left Employment on the earliest of the date she

notifies her employer of her intention not to return, the last day of the 29 week period after the week of confinement and any other date specified by her contract of Employment with that employer.

5.4 If an Option Holder ceases to hold an office or employment by virtue of which he is an Eligible Employee by reason only that such office or employment is EITHER in a company of which the Company ceases to have Control OR relates to a business or part of a business which is transferred to a person who is not an Associated Company then, subject to rule 5. 1, any Option held by him shall be exercisable for a period of six months from the date of such cessation and at the expiry of such period shall lapse.

5.4A If at the Bonus Date an Option Holder holds an office or employment with a company which is not a Participating Company but which is either an Associated Company or a company over which the Company has Control such Option maybe exercised within six months of the Bonus Date and at the expiry of such period shall lapse.

5.5 If an Option Holder ceases to hold any office or employment with the Company more than three years after the Date of Grant of an Option for any reason other than as set out in rules 5.2, 5.3 or 5.4 then subject to rule 5.1 such Option may be exercised within six months of the date of such cessation and at the expiry of such period shall lapse.

5.6 If an Option Holder ceases to hold any office or employment with the Company otherwise than as contemplated by rules 5.2, 5.3, 5.4 or 5.5 any Option by him shall thereupon lapse and be of no further effect.

5.7 If an Option Holder reaches the Specified Age but continues to remain in Employment, the Option may be exercised for up to six months after the date he reaches such age provided such exercise takes place within the Option Period, and thereafter on the Bonus Date or otherwise in accordance with rules 5.2 to 5.5 above.

5.8 The Aggregate Option Price by an Option Holder on exercising an Option shall not exceed the repayment under the Savings Contract and such repayment shall exclude the repayment of any contributions the due date for payment of which falls more than one month after the date upon which repayment is made.

5.9 If an Option Holder gives notice or is deemed to give notice to the Appropriate Authority that he intends to stop paying contributions under his Savings Contract, the Option shall lapse and be of no further effect.

5.10 No person shall be treated for the purposes of this rule as ceasing to be employed by the Company unless he ceases to hold any office or employment with the Company or any Associated Company or any Company of which the Company has Control.

6 **Exercise of Options**

6.1 In order to exercise an Option in whole or in part, the Option Holder or as the case may be, his personal representative(s) must deliver to the Secretary of the Company a notice in writing specifying the number of Shares in respect of which the Option is being exercised, accompanied by payment in full for those Shares in respect of which the Option is exercised. Such notice shall take effect on the day it is delivered and such day shall constitute, for all purposes, the date of exercise of such Option.

The Option certificate shall also be lodged with the Company, but failure to do so will not invalidate the exercise of the Option. The Company shall keep a suitable form of notice available, so that an Option Holder desirous of exercising an Option may obtain copies thereof from the Secretary of the Company. If an Option is exercised in part only, the balance of the Option not thereby exercised shall lapse forthwith. The relevant Shares shall be allotted and issued or transferred within 30 days following such date of exercise.

6.2 The Shares so to be allotted or transferred shall be identical and rank pari passu in all respects with the fully paid Shares of the same class in issue on the date of such exercise, save as regards any rights attaching to Shares by reference to a record date prior to the date of exercise.

6.3 The allotment or transfer of any Shares under this Scheme shall be subject to obtaining any approval or consent as is mentioned in rule 13.6 below.

7 **Takeover Offers, Reconstructions and Amalgamations**

7.1 Subject to the provisions of rule 7.2 below, if an offer is made to all shareholders to acquire the whole of the issued Shares (other than those which are already owned by the offeror and/or any persons acting in concert with him), notice thereof shall be given by the Company to all Option Holders and an Option Holder or, as the case may be, his personal representatives shall at any time within six months of any conditions of the offer being satisfied and of the offeror (together with any person acting with him) obtaining Control of the Company be entitled to exercise his Option to the extent permitted by rule 5.8 provided that an Option Holder shall not be entitled to exercise his Option during the period between the announcement of the offer and the date on which it lapses, is withdrawn or becomes unconditional and provided it is before the expiry of the Option Period. All Options remaining unexercised at the expiry of the said period of six months shall lapse.

7.2 If the offeror becomes bound or entitled to exercise the rights of compulsory acquisition of Shares pursuant to sections 428-430 of the Companies Act 1985 Options shall remain exercisable at anytime when that person remains so bound or entitled. Options shall lapse at the specified date to the extent that they have not been exercised subject to such compulsory rights of acquisition in fact being exercised.

7.3 If under section 425 of the Companies Act 1985 the Court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the company whose shares comprise the Shares or its amalgamation with any other company or companies notice thereof shall be given by the Company to all Option Holders and an Option Holder or, as the case may be, his personal representatives shall at any time within six months of such compromise or arrangement being sanctioned by the Court (provided it is before the expiry of the Option Period) be entitled to exercise his Option to the extent permitted by rule 5.8. On the expiry of the said period of six months Options will lapse automatically.

8 **Exchange of Options**

8.1 If an Acquiring Company:-

8.1.1 obtains Control of the Company as a result of making:

(a) a general offer to acquire the whole of the issued share capital of the Company which is made on a condition such that if it is satisfied the person making the offer will have Control of the Company; or

(b) a general offer to acquire all the Shares or such of the Shares as are not already owned by the Acquiring Company and/or by its holding company and/or by any Subsidiary of it or its holding company, or

8.1.2 obtains Control of the Company in pursuance of a compromise or arrangement sanctioned by the Court under section 425 of the Companies Act 1985 or Article 418 of the Companies (Northern Ireland) Order 1986; or

8.1.3 becomes bound or entitled to acquire the Shares under sections 428 to 43OF of the Companies Act 1985 or Articles 421 to 423 of that Order, any Option Holder may at any time within the appropriate period, by agreement with the Acquiring Company, release each subsisting Option he holds which has not lapsed in accordance with any other provisions of these Rules ('the Old Option') in consideration of the grant to him of a new option ('the New Option') which complies with the provisions of rule 8.3.

8.2 In rule 8.1 above 'the appropriate period' shall be construed in accordance with paragraph 15(2) of Schedule 9.

8.3 The New Option referred to in rule 8.1 above must:-

8.3.1 be over shares in the Acquiring Company or a company having Control over the Acquiring Company or a company which is or has Control of a company which is a member of a consortium owning either the Acquiring Company or a company having Control of the Acquiring Company which satisfy the conditions specified in paragraphs 10 to 14 inclusive of the Schedule. Accordingly, with effect from the release of the Old Option and in relation to the New Option references to 'the Company' in rules 6.1, 7, 8, 9, 11, 12, 13.1 and 13.2 shall be construed as if they were references to the Acquiring Company and references to 'Shares' in rules 6, 7.1, 8.1, 8.3, 9, 10, 11, 12.2, 13.1 and 13.2 shall be construed as if they were references to shares in the Acquiring Company or, as the case may be, such other company in respect of whose shares the New Option is granted;

8.3.2 either constitute the right to acquire such number of Shares as has on the acquisition of the New Option an aggregate market value equal to the aggregate market value of the

Shares the subject of the Old Option on its release (market value for this purpose being established as provided in the definition of "Market Value" in rule 1.1 with the substitution of a reference to 'the date of acquisition and disposal' for the reference to 'the Dealing Day immediately preceding the Date of Invitation') or the terms of the release must otherwise be approved in advance by the Board of Inland Revenue;

8.3.3 have an Option Price such that the aggregate Option Price payable on complete exercise equals the aggregate Option Price which would have been payable on complete exercise of the Old Option; and

8.3.4 be otherwise identical in terms to the Old Option.

8.4 The New Option shall, for all the other purposes of the Scheme, be treated as having been acquired at the same time as the Old Option for which it is exchanged.

9. **Winding-Up**

9.1 If an effective resolution in general meeting for the voluntary winding-up of the Company is passed before the expiry of the Option Period, and notwithstanding that the Option Period may not have begun, Options shall thereupon become and shall remain capable of exercise (to the extent permitted by rule 5.8 hereof) for the period of six months after such resolution becomes effective (at the end of which period all Options shall lapse immediately), provided that such Option is so exercised before the expiry of the Option Period. If such resolution is duly passed, Option Holders who have previously exercised their Options (or who do so during the said period of six months) shall be entitled to share as appropriate in the net assets of the Company but all other Options shall lapse.

9.2 Any Option shall lapse in the event of the Company being wound up otherwise than on a voluntary winding-up.

10 **Adjustment of Options**

10.1 Subject to rule 10.3 below, in the event of any variation in the share capital of the Company (whenever effected), the Board may make such adjustments as it considers appropriate under rule 10.2 below.

10.2 An adjustment made under this rule shall be to one or more of the following:-

10.2.1 the number of Shares in respect of which any option granted under the Scheme may be exercised;

10.2.2 the price at which Shares may be acquired by the exercise of any such option;

10.2.3 where any such option has been exercised but no Shares have been allotted or transferred pursuant to such exercise, the number of Shares which may be so allotted or transferred and the price at which they may be acquired.

10.3 No adjustment under rule 10.2 above shall be made at a time when the Scheme is approved by the Inland Revenue under Schedule 9 without the prior approval of the Inland Revenue.

10.4 An adjustment under rule 10.2 above may have the effect of reducing the price at which Shares may be acquired by the exercise of an option to less than their nominal value, but only if and to the extent that the Board shall be authorised to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the shares in respect of which the option is exercised exceeds the price at which the same may be subscribed for and to apply such sum in paying up such amount on such Shares; and so that on exercise of any option in respect of which such a reduction shall have been made the Board shall capitalise such sum (if any) and apply the same in paying up such amount as aforesaid.

10.5 As soon as reasonably practicable after making any adjustment under rule 10.2 above, the Board shall give notice in writing thereof to any Participant affected thereby.

11 **Expenses**

11.1 Any expenses involved in any issue of Shares into the name of any Option Holder or his personal representative(s) or nominee(s) shall be payable by the Company.

12 **Administration**

12.1 Any notification or other notice in writing which the Company is required to give or may desire to give any Eligible Employee or Option Holder in pursuance of this Scheme shall be sufficiently given if delivered to him by hand or sent through the post in prepaid cover addressed to the Eligible Employee or Option Holder at the address last known to the Company as being his address. Any certificate, notification or other notice in writing required to be given to the Company or Associated Company or the Secretary of the

Company shall be properly given if sent to or delivered to the Company or the Associated Company concerned at its respective registered or principal offices. Any notification, certificate or other notice sent by post shall be deemed delivered on the second day following the date of posting.

12.2 Option Holders shall have available to them copies of all notices and other documents sent by the Company to its holders of Shares generally.

12.3 The Board shall have power from time to time to make or vary regulations for the administration and operation of this Scheme provided that the same are not inconsistent with the provisions of this Scheme or would cause the Board of Inland Revenue to withdraw its approval of this Scheme under the approval conditions of the Schedule.

13 General

13.1 The Board shall at all times keep available for issue such authorised and unissued Shares as may be required to meet the subsisting subscription rights of Option Holders.

13.2 The Company shall at its expense make application to the Council of The Stock Exchange for admission to the Official List of all Shares allotted pursuant to the exercise of any Option provided that Shares are at that time listed on The Stock Exchange.

13.3 The decision of the Board in any dispute or question relating to any Option shall be final and conclusive.

13.4 The Company in general meeting or the Board may at any time resolve to terminate this Scheme in which event no further Options shall be granted but the provisions of this Scheme shall in relation to Options then subsisting continue in full force and effect.

13.5 Participation in this Scheme by an Eligible Employee is a matter entirely separate from any pension right or entitlement he may have and from his terms or conditions of employment and participation in this Scheme shall in no respect whatever affect in any way an Eligible Employee's pension rights or entitlement or terms or conditions of employment and in particular (but without limiting the generality of the foregoing words) any Option Holder or Eligible Employee whose employment by a Group Company terminates for whatever reason shall not be entitled to any compensation for any loss of any right or benefit or prospective right or benefit under this Scheme which he might otherwise have enjoyed whether such compensation is claimed by way of damages for

wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise howsoever.

13.6 The grant of an Option shall be subject to obtaining any approval or consent required under the provisions of the Admissions of Securities to Listing published by the London Stock Exchange, of the City Code on Takeovers and Mergers, or of any regulations and enactments thereunder.

14 **Modifications and Alterations to this Scheme**

14.1 This Scheme may be altered by the Board from time to time in any manner subject to the following provisions:

14.1.1 of the no modification or alteration shall be effective until it has been approved by the Board of Inland Revenue in accordance with the provisions of Section 185 Act and the Schedule in order that approval of this Scheme shall not be withdrawn;

14.1.2 except with the prior approval by ordinary resolution of the Company in general meeting, no alteration or addition shall be made to the advantage of Eligible Employees save that this rule 14.1.2 shall not apply to any minor alteration or addition to benefit the administration of the Scheme or to take account of change in the legislation or to obtain or maintain favourable tax exchange control or regulatory treatment for Option Holders, the Company or any Subsidiary;

14.1.3 no modification or alteration shall be made which would abrogate or alter adversely the subsisting rights of an Option Holder unless it is made:

(a) with the consent in writing of such number of Option Holders as hold Options under the Scheme to acquire 75 per cent of the Shares which would be issued or transferred if all Options granted and subsisting under the Scheme were exercised; or

(b) by a resolution at a meeting of Option Holders passed by not less than 75 per cent of the Option Holders who attend and vote either in person or by proxy; and for the purposes of this rule 14.3 the Option Holders shall be treated as the holders of a separate class of share capital and the provisions of the Articles of Association of the Company relating to class meetings shall apply mutatis mutandis;

14.1.4 no modification or alteration shall be made to the Scheme if it would thereby cease to be an Employees' Share Scheme.

15 Trustees

15.1 The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 153 of the Companies Act 1985, provided that any trust deed to be made for this purpose shall, at a time when the Scheme is approved by the board of Inland Revenue under the Schedule, have previously been submitted to the Board of Inland Revenue.

16 Inland Revenue Requests

16.1 The Company shall provide to the Board of the Inland Revenue (within such time limit as the Inland Revenue directs) any information requested by it under paragraph 6 of the Schedule and an Option Holder shall:

16.1.1 promptly provide to the Company such information as it may reasonably request; and

16.1.2 consent to the Company providing such information concerning him to the Board of the Inland Revenue for the purpose of complying with such request from the Board of the Inland Revenue.

17 Termination

17.1 The Company in general meeting or the Board may at any time resolve to terminate this scheme in which event no further Options will be granted but the provisions of this Scheme shall in relation to the Options then subsisting continue in full force and effect.

RULES OF THE

WEMBLEY 1995 EXECUTIVE SHARE OPTION SCHEME

RULES OF THE WEMBLEY PLC

1995 EXECUTIVE SHARE OPTION SCHEME

1. **Definitions**

1.1 In this Scheme except where the context otherwise requires, the words and expressions set out below shall bear the following meanings:

"Acquisition Price"	the amount payable per Share on the exercise of an Option, as determined by the Directors as at the relevant Date of Grant which subject to adjustment pursuant to Rule 9 shall not be less than the greater of: (a) the Market Value of a Share; and (b) (except in the case of an Option to acquire Shares otherwise than by subscription) the nominal value of a Share;
"Adoption Date"	the date on which this Scheme was approved by the Company in general meeting;
"Approval Date"	the date on which this Scheme is approved by the Inland Revenue under Schedule 9 to the Taxes Act;
"Associated Company"	the meaning ascribed to that term by Section 416 of the Taxes Act;
"the Auditors"	the auditors for the time being of the Company (acting as experts and not as arbitrators) or in the event of there being joint auditors such one of them as the Directors shall select;
"The Board"	the board of Directors of the Company or a duly authorised committee thereof;
"the Commissioners"	the Commissioners of Inland Revenue;
"the Company"	Wembley plc (Company No. 226267) whose registered office is at The Wembley Stadium, Wembley, HA9 0BW;

"Control"	has the same meaning as in Section 840 of the Taxes Act;
"Date of Grant"	in relation to any Option, the date on which such Option is granted as stated in the document issued pursuant to Rule 2;
"Dealing Day"	any day on which the London Stock Exchange is open for the transaction of business;
"the Directors"	the Board of Directors of the Company or a duly authorised committee thereof including, without limiting the generality of the foregoing, the Remuneration Committee;
"Employees' Share Scheme"	the meaning given by Section 743 of the Companies Act 1985;
"Executive Share Option Scheme"	an employees' share option scheme in which participation is solely at the discretion of the Directors;
"Exercise Period"	in relation to an Option means the period beginning on the third anniversary of the Date of Grant (or on such later date as the Directors may in relation to the grant of any particular option determine) and expiring on the tenth such anniversary;
"the Group"	the Company and any Subsidiary for the time being;
"the London Stock Exchange"	the International Stock Exchange of the United Kingdom and the Republic of Ireland Limited;
"Market Value"	on any day shall mean:

(a) if the issued ordinary share capital of the Company shall then be listed in the London Stock Exchange Daily Official List, the middle market quotation of a Share as derived from that List on the immediately preceding Dealing Day;

(b) if the issued ordinary share capital of the Company is then not so listed (including the case where the issued share capital of the Company shall then be dealt in on the

Unlisted Securities Market) the meaning ascribed to that term by Part VIII of the Taxation of Chargeable Gains Act 1992 which value shall be agreed for the purposes of this Scheme in advance with the Inland Revenue Shares Valuation Division;

"Option"	a right to acquire Shares granted (or to be granted) under this Scheme;
"Option Certificate"	a Certificate issued to an Option Holder in accordance with Rule 2.4;
"Option Holder"	a person holding an Option or (where the context admits) his personal representatives;
"Ordinary Share Capital"	has the meaning set out in Section 832 of the Taxes Act;
"Original Market Value"	for any share to be taken into account for the purposes of Rule 4.1 or 4.2 shall be calculated as at the time the options in relation to those Shares were granted or such earlier time as may have been agreed in writing with the Board of the Inland Revenue;
"Participating Company"	the Company and any Subsidiary for the time being designated by the Directors as a Participating Company for the purposes of this Scheme;
"Performance Target"	the meaning given to that expression in Rule 3 of this Scheme;
"Qualifying Employee"	any person (whether resident in the United Kingdom or not) who is a full-time director or full-time employee of a Participating Company as at the Date of Grant of the relevant Option (other than a person who is within the period of two years preceding the date on which be is bound to retire in accordance with terms of his contract of employment) and who is not excluded from participating in this Scheme by virtue of paragraph 8 of Schedule 9 to the Taxes Act; and in

this Scheme "full-time" shall mean required to devote substantially the whole of his time and in any event in relation to a director shall mean at least 25 hours per week and in relation to an employee (other than one who is a director of a Participating Company) at least 20 hours per week to the duties of his office or employment as the case may be, all such hours as aforesaid to be calculated exclusive of meal breaks;

"Qualifying Scheme" — a savings related share option or profit sharing scheme approved under Schedule 9 of the Taxes Act;

"Remuneration" — at the relevant Date of Grant the aggregate of:

(i) the annual basic rate of pay of the relevant Qualifying Employee; and

(ii) the amount (if any) of the fluctuating emoluments paid to the relevant Qualifying Employee during the 12 month period expiring on the day prior to the relevant Date of Grant;

"Remuneration Committee" — a committee of the Directors appointed for the purpose of the administration of this Scheme comprising a majority of non-executive Directors;

"this Scheme" — this Scheme in its present form or as from time to time amended in accordance with the provisions thereof, which shall be known as the Wembley 1995 Executive Share Option Scheme;

"the Secretary" — the Secretary of the Company or any assistant or deputy secretary acting for him, as defined in the Company's Articles of Association;

"Share" — a fully paid ordinary share in the capital of the Company for the time being (or of such other company as is referred to in

	Rule 7.5 hereof) which satisfies the conditions in paragraphs 10 to 14 (inclusive) of Schedule 9 to the Taxes Act;
"Subsidiary"	a company which is under the Control of the Company and which is a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985;
"Subsisting Option"	an Option which has neither lapsed nor been exercised in respect of all the Shares subject thereto;
"the Taxes Act"	the Income and Corporation Taxes Act 1988;
"Year of Assessment"	the meaning ascribed to that term by Section 832(1) of the Taxes Act.

1.2 A reference to a Rule is a reference to a Rule of the Scheme.

1.3 Where the context permits the singular includes the plural and vice versa and one gender shall include the others.

1.4 References to the provisions of any statute or subordinate legislation include references to the same as in force (including any amendment or re-enactment) at the time by reference to which the same falls to be interpreted.

1.5 Rule headings are inserted for ease of reference only and shall not affect construction.

2. Grant of Options

2.1 The Directors may, on such dates as they shall determine (subject to Rules 2.3 and 2.4 below) grant Options to such Qualifying Employees as they may in their absolute discretion select. No Qualifying Employee shall be entitled as of right to participate in the Scheme. In determining the extent of participation of a Qualifying Employee the Directors shall be subject to the limits contained in Rule 4.

2.2 Subject to Rule 2.3 below if and for so long as the Shares are listed in the London Stock Exchange Daily Official List or are dealt with on the Unlisted Securities Market or in any other market supervised by any regulatory authority the Directors may only grant Options within the period of 42 days commencing;

2.2.1 on the Approval Date; or

2.2.2 on the Dealing Day next following the day on which the Company makes an announcement of its results for the last preceding financial year, half year or other period.

2.3 Notwithstanding Rule 2.2 above the Directors may grant Options outside the periods specified in that rule in circumstances which the Directors in their absolute discretion deem sufficiently exceptional to justify the grant of Options at that time.

2.4 The Directors shall grant Options by the issue of an Option Certificate given under seal or executed in such other manner as to take effect in law as a deed. The date of issuing such certificate shall be taken for all purposes of the Scheme as the Date of Grant in respect of the relevant Option. The Option Certificate shall be in such form as the Directors may from time to time determine and shall specify:-

(a) the date on which the Option was granted;

(b) the number of Shares the subject of the Option;

(c) the Exercise Period applicable to the Option;

(d) the Acquisition Price in respect of the Shares which are the subject of the Option; and

(e) any Performance Targets or other objective terms applying to the Option.

2.5 Any Qualifying Employee to whom an Option is granted may by notice given in writing within 30 days after its date of grant renounce his rights thereto, in which event such Option shall be deemed for all purposes never to have been granted.

2.6 No amount shall be paid in respect of the grant of an Option.

2.7 Every Option granted hereunder shall be personal to the Option Holder and, subject to the right of personal representatives to exercise the Option following the death of an Option Holder, neither the Option nor the benefit thereof may be transferred, assigned or charged and any purported transfer, assignment or charge (including, without limitation, assignment upon the bankruptcy of the Option Holder) shall cause the Option to lapse forthwith provided that nothing in this sub-rule shall prohibit a surrender of an Option by an Option Holder.

3. **Performance Targets**

3.1 The exercise of any Option shall by its terms be conditional upon the attainment of an objective Performance Target. The terms of each Performance Target shall themselves be determined by the Remuneration Committee in their discretion having first obtained the prior approval of the Commissioners to such terms and shall be specified to the relevant Qualifying Employee at the same time as the Date of Grant to such Qualifying Employee.

3.2 Where an issue or reorganisation by the Company or any of its Subsidiaries (including, without limitation, any issue of shares or securities or any reduction of capital or sub-division or consolidation of shares) or any other event or circumstance (including a change in accounting policies or practice or a change in the length of the Company's accounting period) causes the Remuneration Committee reasonably to consider that a different performance target (including in the case of Rules 6 and 7 an appropriate reduction in the period for achieving such a target) would be a more appropriate measure of performance and that the different target will be a fairer measure of such performance or that any amended performance target will provide a more effective incentive to the Option Holders, the Remuneration Committee, after due consultation with the Auditors and with the prior approval of the Commissioners to the terms of such new Performance Target, may determine that a new Performance Target shall be substituted for the existing Performance Target applicable to such Option or Options.

3.3 Where the Remuneration Committee have imposed a Performance Target under Rule 3.1 upon the grant of an Option, that Option may not be exercised except in accordance with any such Performance Target, as from time to time varied in accordance with Rule 3.2.

4. **Limitations on Options**

4.1. Save as provided in Rule 4.2, the grant of every Option to a Qualifying Employee shall be limited and take effect so that immediately following such grant the aggregate Original Market Value of all Shares over which he has been granted option rights in the preceding 10 years under this Scheme and any other Executive Share Option Scheme adopted by the Company or an Associated Company (leaving out of account Options previously exercised) shall not exceed four times the amount of the Qualifying Employee's Remuneration.

4.2 Subject to the satisfaction by the Option Holder of such Performance Targets as the Remuneration Committee thinks fit to impose as a condition of exercise of such Options, Options may be granted to a Qualifying Employee within the limit for which Rule 4.1 provides

ignoring the requirement to aggregate the Market Value paid by a Qualifying Employee on the exercise of any Option within the preceding ten years.

4.3 The grant of every Option to a Qualifying Employee shall be limited and take effect so that immediately following such grant the aggregate Original Market Value of all Shares over which he holds Subsisting Options shall not exceed £30,000, or such other limit specified in paragraph 28 of Schedule 9.

4.4 The number of Shares which may be allocated under the Scheme on any day shall not, when added to the aggregate number of Shares which have been allocated in the previous 10 years under the Scheme and under any other Executive Share Option Scheme adopted by the Company, exceed such number as represents 10% of the ordinary share capital of the Company in issue immediately prior to that day.

4.5 The number of Shares which may be allocated under the Scheme on any day shall not when aggregated with the number of Shares which have been allocated in the previous 10 years under the Scheme and under any other Employees' Share Scheme adopted by the Company (including for these purposes option granted by the Company in consideration of the release of options in a company over which the Company has obtained Control), exceed 15%of the ordinary share capital of the Company in issue immediately prior to that day.

4.6 In determining the limits in Rules 4.3 - 4.5 (and Rule 4.1 and Rule 4.2 above in relation to options previously granted under the Wembley plc Executive Share Option Scheme) above no account shall be taken of any Shares where the right to acquire the Shares was released, lapsed, cancelled (as in the case of options granted under the Wembley plc Executive Share Option Scheme only) or otherwise became incapable of exercise.

4.7 References in this Rule to "allocation" shall mean, in the case of any share option scheme, the placing of unissued Shares under option and, in relation to other types of Employees' Share Scheme, shall mean the issue and allotment of Shares and references to "allocated" shall be construed accordingly.

4.8 No Option may be granted under this Scheme more than ten years after the Adoption Date (subject to extension by the Company in general meeting).

5. **<u>Commencement, Duration and Cessation of Right to exercise Options</u>**

5.1 Subject to the provisions of this Scheme, a Subsisting Option shall be exercisable in whole or in part by notice in the form prescribed from time to time by the Directors given at any time or from time to time provided that:

(i) except as provided in Rules 6 and 7, an Option shall not be exercisable (whether in whole or in part) until the commencement of the Exercise Period relating thereto;

(ii) except as provided in Rule 6.2, no exercise of an Option (whether in whole or in part, but only to the extent that a Performance Target may be applicable thereto) shall be made unless, and until such time as, the Performance Target (if any) relating thereto has been achieved;

(iii) no exercise of an option shall be in respect of a fraction of a Share;

(iv) no exercise of an option shall be made at any time when the exercise of such Option is prohibited by virtue of paragraph 8 of Schedule 9 to the Taxes Act;

(v) except as provided in Rule 6, if an Option Holder ceases to hold the office or employment by virtue of which he is eligible to participate in this Scheme (and for this purpose an Option Holder who gives or receives notice of termination of such office or employment shall be deemed to have ceased to hold the same on the date such notice takes effect) any Options then held by him shall thereupon cease to be exercisable or available for future exercise;

(vi) notwithstanding any other provision of this Scheme an Option (to the extent then not exercised) shall lapse automatically at the end of the Exercise Period relating thereto.

(vii) no Option may be granted, executed, released or surrendered at a time when such grant, exercise, release or surrender would not be in accordance with the "Model Code for Security Transactions by Directors of Limited Companies" issued by the London Stock Exchange as amended from time to time.

(viii) if an Employee Tax Liability for any company within the Group arises on the exercise of an Option then unless:

(a) the Option Holder has indicated in the form of exercise that he or she will make a payment to the Company of an amount equal to the Employee Tax Liability; and

(b) the Option Holder does, within 7 days of being notified by the Company of the amount of the Employee Tax Liability, make such payment to the Company,

the Company shall sell sufficient Shares on behalf of the Option Holder and arrange payment to that company within the Group of an amount equal to the Employee Tax Liability out of the proceeds of sale to reimburse the company within the Group.

An Employee Tax Liability for a company within the Group shall only arise for the purposes of this Rule 5.1 (viii) following the exercise of an Option, if the company within the Group is obliged to (or would suffer a disadvantage if it were not to) account for any tax and/or for any primary social security contributions recoverable from the Option Holder for which the Option Holder is liable by virtue of the exercise of an Option.

5.2 Any partial exercise of an Option (other than such partial exercise as completes the exercise of the said Option) shall be:

(i) in respect of not less than 25 per cent of the Shares originally comprised in the Option; and

(ii) in respect of multiples of and not less than 10 Shares.

5.3 Options shall lapse upon the occurrence of the earliest of the following event:-

(a) the tenth anniversary of the Date of Grant;

(b) the Option Holder becoming an adjudicated bankrupt;

(c) the release of an Option under Rule 7.5 below;

(d) the date on which a resolution is passed, or an order is made by the Court, for the compulsory winding-up of the Company;

(e) the date on which the Option Holder does or omits to do anything as a result of which he ceases to be the legal and beneficial owner of the Option;

(f) the Option Holder ceases to be a Qualifying Employee for any reason other than those specified in Rules 6.1, 6.2 and 6.3 below;

(g) the expiry of any of the periods specified in Rules 6.1, 6.2 and 6.3; and

(h) as provided in Rule 7.

6. **Exercise of Options at Other Times**

6.1 Subject to Rules 3.1 and 3.2 a Subsisting Option may be exercised in the circumstances set out below only within the following periods:

(i) twelve months from the day on which the Option Holder ceases to hold the office or employment by virtue of which he or she is eligible to participate in this Scheme by reason of injury or disability or pregnancy or redundancy within the meaning of the Employment Protection (Consolidation) Act 1978 or ill-health (such injury disability or ill-health to be evidenced to the satisfaction of the Directors) or the company for which the Option Holder works ceasing to be under the Control of the Company or any Subsidiary or the undertaking or part of the undertaking in which the Option Holder works being transferred to a person which is not under the Control of the Company or any Subsidiary provided that the Directors may extend such period to, if later, 42 months from the Date of Grant, or 42 months after the last date prior to his so ceasing on which he exercised an option (not being one granted under a savings related share option scheme) in circumstances in which paragraphs (a) and (b) of section 185(3) of the Taxes Act applied whichever is the latest. For the purposes of this Scheme, a woman who leaves employment due to pregnancy will be regarded as having left employment on the earliest of the date she notifies her employee of her intention not to return, the last day of the 29 week period after the week of confinement and any other date specified in her contract of employment with that employer;

(ii) Twelve months from the date on which the Option Holder ceases to hold the office or employment by virtue of which he is eligible to participate in this Scheme by reason of retirement on reaching the age upon which he is bound to retire in accordance with the terms of his contract of employment provided that the Directors may extend such period to, if later, 42 months from the Date of Grant, or 42 months after the last date prior to his so ceasing on which he exercised on option (not being one granted under a savings related share option scheme) in circumstances in which paragraphs (a) and (b) of section 185 (3) of the Taxes Act applied provided further that the Option may in no circumstances be exercised within 3 years from the Date of Grant

and if such Option Holder shall die within such period his personal representatives may exercise such Option within twelve months of his death provided that no exercise of an Option shall be made after the end of the Exercise Period relating thereto.

6.2 A Subsisting Option may be exercised by the personal representatives of an Option Holder within the period of twelve months from the date of the Option Holder's death whilst holding the office or employment by virtue of which he was eligible to participate in this Scheme provided that such exercise is made before the end of the Exercise Period relating thereto.

6.3 The Directors may, in their absolute discretion, in any case not falling within Rules 6.1 or 6.2, allow an Option Holder who has ceased to hold the office or employment by virtue of which he is eligible to participate in this Scheme to exercise any Subsisting Option within the period of twelve months from the date of his so ceasing, 42 months after the Date of Grant, or 42 months after the last date prior to his so ceasing on which he exercised an option (not being one granted under a savings related share option scheme) in circumstances in which paragraphs (a) and (b) of section 185 (3) of the Taxes Act applied, whichever shall be the latest and, if he shall die within such six months of so ceasing, allow his personal representatives to exercise it within twelve months of his death provided that prior to the date of such cessation the Performance Target relating to such Options has been achieved and provided that no exercise of an Option shall be made after the end of the Exercise Period relating thereto.

6.4 For the purposes of Rule 5 and the preceding sub-rules of this Rule 6, no Option Holder shall be treated as ceasing to hold office or employment by virtue of which he is eligible to participate in this Scheme until he ceases to hold an office or employment with the Group or with any Associated Company of the Company or with any company (not being an Associated Company) which is a Participating Company and, for the avoidance of doubt, if an Option Holder does not cease to hold the office or employment by virtue of which he is eligible to participate in this Scheme but ceases to be engaged full-time therein, any Options then held by him shall not cease to be exercisable and shall remain available for future exercise.

6.5 If an Option Holder while continuing to hold an office or employment with a Participating Company or an Associated Company is transferred to work in another country and as a result of that transfer the Option Holder will either:-

(a) become subject to Income Tax on his remuneration in the country to which he is transferred and the board is satisfied that as a result he will suffer a tax disadvantage upon exercising an Option; or

(b) becomes subject to restrictions on his ability to exercise an Option or to deal in the Shares issuable upon the exercise of that Option by reason of or in consequence of, the securities laws or exchange control laws of the country to which he is transferred

the Option Holder may exercise the Option in the period commencing three months before and ending three months after the transfer takes place.

7. **Changes in Control and Winding-up of the Company**

7.1 If any person (which shall include persons acting in concert with him within the meaning of the City Code on Take-Overs and Mergers) obtains control of the Company (as defined in Section 840 of the Taxes Act) as a result of making:

(a) a general offer to acquire the whole of the issued ordinary share capital of the Company (or the whole other than any such share capital already held at the date of the offer by, or by a nominee for, the offeror or any subsidiary thereof); or

(b) a general offer to acquire all the Shares in the Company (or all other than any Shares already held at the date of the offer by, or by a nominee for, the offeror or any subsidiary thereof)

an Option Holder shall be entitled to exercise any Option then held by him within six months of the time when the person making the offer has obtained such control of the Company and any condition subject to which the offer is made has been satisfied (but subject to Rule 6.3 and any shorter period of exercise resulting therefrom) provided that any Options not so exercised before the expiry of such period shall upon the expiry of such period cease to be exercisable or available for future exercise and provided further that no Option shall be capable of exercise hereunder later than the end of the Exercise Period relating thereto.

7.2 If the Court sanctions, under Section 425 of the Companies Act 1985, a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company, or its amalgamation with any company or companies, an Option Holder shall be entitled to exercise any Option then held by him within six months of the Court so sanctioning the compromise or arrangement provided that any Options not so exercised before the expiry of such period shall upon the expiry of such period cease to be exercisable or available for future exercise and provided further that no Option shall be capable of exercise hereunder later than the end of the Exercise Period relating thereto.

7.3 If any person becomes bound or entitled to acquire Shares in the Company under Section 428 to 430F of the Companies Act 1985, an Option Holder shall be entitled to exercise any Option then held by him during the period when that person remains so bound or entitled provided that any Options not so exercised before the expiry of such period shall upon the expiry of such period cease to be exercisable or available for future exercise and provided further that no Option shall be capable of exercise hereunder later than the end of the Exercise Period relating thereto.

7.4 If notice is duly given of a resolution for a voluntary winding-up of the Company, an Option Holder may forthwith and until the commencement of the winding-up (or if earlier the day before the expiry of the relevant Exercise Period) exercise an Option but such exercise (save where the Option Holder is otherwise entitled under any other provision of this Scheme to exercise any Subsisting Option of his) shall be conditional upon the resolution being duly passed.

7.5 If as a result of any of the sets of circumstances specified in Rules 7.1 or 7.2 a company has obtained Control of the Company, or if a company has become bound or entitled as mentioned in Rule 7.3, the Company shall seek the agreement of that other company ("the Acquiring Company") and if such agreement is obtained the Option Holder may, within the appropriate period as defined in sub-paragraph 15(2) of Schedule 9 to the Taxes Act release each Subsisting Option ("the Old Option") in consideration for a new option ("the New Option") which (for the purposes of paragraph 15 of Schedule 9 to the Taxes Act) is equivalent to the Old Option but relates to shares in a different company (whether the Acquiring Company itself or some other company falling within paragraph 10(b) or (c) of Schedule 9).

7.6 The New Option shall not be regarded for the purposes of Rule 7.5 as equivalent to the Old Option unless the conditions set out in paragraph 15(3) of Schedule 9 to the Taxes Act are satisfied but so that the provisions of this Scheme shall for this purpose be construed as if:-

(a) the New Option was an option granted under this Scheme at the same time as the Old Option;

(b) except for the purposes of the definitions of Participating Company and Subsidiary in Rule 1, the reference to Wembley plc in the definition of the Company in Rule 1 were a reference to the different company referred to in Rule 7.5;

(c) Rules 11.1 and 11.2 were omitted.

7.7 Nothing in this Rule 7 shall permit any Option to be exercised later than any time otherwise specified in this Scheme.

8. **Exercise of Options**

8.1.1 To exercise an Option in whole or in part, an Option Holder must deliver to the Secretary a notice in such form as the Directors shall from time to time determine. Such notice shall be accompanied by:

(a) the relevant Option Certificate (if available); and

(b) payment in full of the aggregate Acquisition Price for the Shares in respect of which the Option is exercised.

The date of such delivery shall constitute the date of such exercise provided that if any conditions must be fulfilled before an Option may be exercised, the delivery of the Option Certificate shall not be treated as effecting the exercise of an Option unless and until the Board is satisfied that the conditions have been fulfilled.

8.1.2 Where arrangements have been made which comply with paragraph 13(3) of Schedule 9 to facilitate the financing of the exercise of an Option by the Option Holder the notice referred to above need not be accompanied by payment in full as referred to in Rule 8.1.1 (b) but shall be followed by payment in full as aforesaid within 14 days of delivery of the said notice to the Company and the date of receipt by the Company of payment in full of the aggregate Acquisition Price for the Shares (whether from the Option Holder or a third party) in respect of which the Option is exercised shall constitute the date of such exercise.

8.2 All allotments, issues and transfers of Shares pursuant to this Scheme shall be subject to such consents (if any) of H.M. Treasury or other authorities or of other persons as may for the time being be necessary, and it shall be the responsibility of the Option Holder to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consents and to comply with the conditions of any such consents.

8.3 Subject to Rules 8.1 and 8.2, and to compliance by the Option Holder with the terms of this Scheme, within 30 days of the exercise of any Option the Shares in respect of which it is exercised shall be allotted and issued to the Option Holder or (in the case of Shares already issued) transferred to him and a definitive share certificate in respect thereof despatched to him. The Shares so to be issued or to be transferred to the Option Holder on exercise by him of any Option shall be identical and rank pari passu in all respects with the registered Shares in issue

on the date of such exercise save as regards any rights attaching to such shares by reference to a record date prior to the date of the issue of the Shares. Shares to be transferred shall be free of all liens, charges and encumbrances.

8.4 If and so long as the Shares are listed on the London Stock Exchange, the Company shall apply for a listing for any Shares issued pursuant to the Scheme as soon as practicable after the allotment thereof.

9. Adjustments

9.1 In the event of any variation in the share capital of the Company (whenever effected), the aggregate nominal value of Shares which may be issued or placed under option pursuant to this Scheme and/or the number or nominal amount of Shares comprised in each Option and/or the Acquisition Price may be adjusted in such manner as the Directors may deem appropriate provided that:

(a) no adjustment to the Acquisition Price shall be made pursuant to the provisions of this Rule 9 which would result in the Shares subject to any Option being issued at a price lower than their nominal value (if any) unless the Directors shall be authorised to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the Shares in respect of which the Option is exercised and which are to be allotted pursuant to such exercise exceeds the Acquisition Price and to apply such sum in paying up such amount on such Shares; and so that on the exercise of any Option in respect of which such a reduction shall have been made the Board shall capitalise such sum (if any) and apply the same in paying up such amount as aforesaid;

(b) any adjustment to an Option pursuant to this Rule 9 shall be subject to the prior approval of the Commissioners and following adjustment the Shares continue to satisfy the conditions specified in paragraphs 10-14 (inclusive) of Schedule 9 of the Taxes Act.

9.2 As soon as reasonably practicable after making any adjustment under Rule 9.1 above, the Board shall notify Participants in writing of any adjustment made.

10. General

10.1 The Directors shall (subject to any necessary authorising resolutions of the Company in general meeting) at all times keep available for issue such authorised and unissued Shares as may be

required to meet the subsisting rights of Option Holders (having regard to any issued Shares available from time to time to meet such rights).

10.2 The decision of the Directors in any dispute or question relating to any Option or as to whether any person is or is not a Qualifying Employee, or as to any rights or obligations of any person hereunder, or as to any question concerning the construction and effect of this Scheme, or any other question in connection herewith, shall be final and conclusive provided that no such decision shall cause the Commissioners to withdraw their approval of this Scheme.

10.3 The Company in general meeting or the Directors may at any time resolve to terminate this Scheme, in which event no further Options shall be granted, but the provisions of this Scheme shall in relation to Subsisting Options continue in full force and effect.

10.4 Under no circumstances shall any person who is or has at any time been an Option Holder be entitled to claim from the Company or from any company by which he is or has at any time been employed or held office, by way of compensation for loss of office or otherwise howsoever, any sum or other benefit to compensate him for the loss of any rights or benefits hereunder or in connection with this Scheme.

10.5 (a) The grant of an Option does not form part of the Option Holder's entitlement to remuneration or benefits pursuant to his contract of employment nor does the existence of a contract of employment between any person and the Company or any Subsidiary of the Company or former Subsidiary of former Associated Company give such person any right or entitlement to have an Option granted to him in respect of any number of Shares or any expectation that an Option might be granted to him whether subject to any conditions or at all;

(b) The rights and obligations of an Option Holder under the terms of his contract of employment with the Company or any Subsidiary or Associated Company or former Subsidiary or former Associated Company shall not be affected by the grant of an Option;

(c) The rights granted to an Option Holder upon the grant of an Option shall not afford the Option Holder any rights or additional rights to compensation or damages in consequence of the loss or termination of his office or employment with the Company or any Subsidiary or Associated Company or former Subsidiary or former Associated Company for any reason whatsoever;

(d) An Option Holder shall not be entitled to any compensation or damages for any loss or potential loss which he may suffer by reason of being unable to exercise an Option in consequence of the loss or termination of his office or employment with the Company or any Subsidiary or Associated Company or former Subsidiary or former Associated Company for any reason whatsoever.

11. Alterations to this Schem

11.1 Subject to Rule 11.2 and 11.4 below, the Directors may at any time alter or add to all or any of the provisions of the Scheme, or the terms of any option granted under it, in any respect (having regard to the fact that, if an alteration or addition which does not solely relate to the terms of a Performance Target is made at a time when the Scheme is approved by the Commissioners under Schedule 9, the approval will not thereafter have effect unless the Commissioners have approved the alteration or addition).

11.2 Subject to Rule 11.3 below, no alteration or addition to the advantage of Qualifying Employees shall be made under Rule 11.1 above without the prior approval by ordinary resolution of the members of the Company in general meeting.

11.3 Rule 11.2 above shall not apply to:-

(a) any minor alteration or addition to benefit the administration of the Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Qualifying Employees, the Company or any Group member, or

(b) any alteration or addition solely relating to a term of a Performance Target.

11.4 No alteration or addition to the disadvantage of any Qualifying Employee shall be made under Rule 11.1 above unless:-

(a) the Directors shall have invited every relevant Qualifying Employee to give an indication as to whether or not he approves the alteration or addition, and

(b) the alteration or addition is approved by a majority of those Qualifying Employees who have given such an indication.

11.5 As soon as reasonably practicable after making any alteration or addition under Rule 11.1 above, the Directors shall give notice in writing thereof to any Qualifying Employee affected

thereby and, if the Scheme is then approved by the Commissioners under Schedule 9, to the Commissioners.

11.6 Any reference in this Rule to a term is a reference to a term specified by the Remuneration Committee as mentioned in Rule 3.1 above.

11.7 Notwithstanding any other provision of the Scheme other than Rule 11.1 to 11.6 the Directors may, in respect of Options granted to Qualifying Employees who are or who may become subject to taxation outside the United Kingdom on their remuneration, amend or add to the provisions of the Scheme and the terms of Options as they consider necessary or desirable to take account of or to mitigate or to comply with relevant overseas taxation, securities or exchange control laws provided that the term of Options granted to such Qualifying Employees are not overall more favourable than the terms of Options granted to any other Qualifying Employees.

12. **Administration**

12.1 Any notice or other documents required to be given or issued hereunder to any Option Holder shall be delivered to him or sent by post to him at his home address according to the records of his employing company, or such other address as may appear to the Company to be appropriate and at his risk. Notices sent by post shall be deemed to have been given 48 hours after the date of posting.

12.2 The Directors shall have power from time to time to make or vary such regulations for the implementation, administration and operation of this Scheme as they think fit, subject to the terms of Rule 11.

12.3 The Company may distribute to Option Holders copies of any notice or document normally sent by the Company to the holder of Shares.

12.4 If any option certificate shall be worn out, defaced or lost, it may be replaced on such evidence being provided as the Directors may require.

12.5 The costs of introducing and administering the Scheme shall be borne by the Company.

12.6 The Company and any Subsidiary of the Company may provide money to the Trustees of any trust or any other person to enable them or him to acquire shares to be held for the purpose of the Scheme or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 153 of the Companies Act 1985, provided that any trust deed to be made for this

purpose shall, at a time when the Scheme is approved by the Inland Revenue under Schedule 9 to the Taxes Act, have previously been submitted to the Inland Revenue.

12.7 The Company shall at all ties keep available sufficient authorised and unissued Shares to satisfy the exercise to the full extent still possible of all Options which have neither lapsed nor been fully exercised, taking account of any other obligations of the Company to issue unissued shares.

12.8 These rules shall be governed by and construed in accordance with English Law.

THE FIRST SCHEDULE

Certificate No.

SHARE OPTION CERTIFICATE

WEMBLEY 1995 EXECUTIVE SHARE OPTION SCHEME

Date of Grant	Normal First Exercise Date	Exercise Price per Share	Number of Shares

This is to certify that:

....of ....

has been granted an Option to acquire the number of ordinary shares of £1 each fully paid in the Company at the exercise price shown above under the Rules of the Wembley 1995 Executive Share Option Scheme.

By Order of the Board

[Printed Signature]

[Printed

Securities

Seal]

Secretary

NOTES

(1) The Option is not transferable, and will lapse upon any assignment, charge, disposal or other dealing.

(2) A copy of the Scheme rules is available for inspection upon request to The Company Secretary, Wembley Plc, Wembley, Middlesex HA9 0DW

THIS CERTIFICATE IS IMPORTANT AND SHOULD BE KEPT IN A SAFE PLACE

THE SECOND SCHEDULE

(To be printed on the reverse of the Option Certificate)

NOTICE OF EXERCISE

In order to exercise the Option referred to overleaf, you should:

(i) complete and sign this document;

(ii) return this document within the prescribed time (as stated in the Rules) to: The Secretary, Wembley Plc, Wembley, Middlesex HA9 0DW.

1. I hereby exercise the Option referred to in the Option Certificate overleaf in respect of [ ] Ordinary Shares. (Insert the number of shares in respect of which the option is exercised).

2. I enclose my cheque for £ being an amount equal to the product of the number of shares specified in 1. above and the subscription price payable for each share.

3. This notice shall take effect on the expiration of 28 days from the date hereof.

FULL NAME ....

ADDRESS ....

....

....

....

SIGNATURE ....

DATE ....

RULES OF THE

WEMBLEY

1996 UNAPPROVED EXECUTIVE SHARE OPTION SCHEME

as amended 24th April 2002

670/eig/wembley/reports-r006_vr_03.doc

RULES OF THE

WEMBLEY

1996 UNAPPROVED EXECUTIVE SHARE OPTION SCHEME

1. Definitions

1.1 In this Scheme except where the context otherwise requires, the words and expressions set out below shall bear the following meanings:

"Acquisition Price" (i) the amount payable per Share on the exercise of an Option, as determined by the Directors as at the relevant Date of Grant which subject to adjustment pursuant to Rule 9 shall not be less than the greater of:

(a) the Market Value of a Share; and

(b) (except in the case of an Option to acquire Shares otherwise than by subscription) the nominal value of a Share:

"Adoption Date" the date on which this Scheme was approved by the Company in general meeting;

"Associated Company" the meaning ascribed to that term by Section 416 of the Taxes Act;

"the Auditors" the auditors for the time being of the Company (acting as experts and not as arbitrators) or in the event of there being joint auditors such one of them as the Directors shall select;

"The Board"	the board of Directors of the Company or a duly authorised committee thereof;
"the Company"	Wembley plc (Company No. 226267) whose registered office is at The Wembley Stadium, Wembley, HA9 0BW;
"Control"	has the same meaning as in Section 840 of the Taxes Act;
"Date of Grant"	in relation to any Option, the date on which such Option is granted as stated in the document issued pursuant to Rule 2;
"Dealing Day"	any day on which the London Stock Exchange is open for the transaction of business;
"the Directors"	the Board of Directors of the Company or a duly authorised committee thereof including, without limiting the generality of the foregoing, the Remuneration Committee;
"Employees' Share Scheme"	the meaning given by Section 743 of the Companies Act 1985;
"Executive Share Option Scheme"	an employees' share option scheme in which participation is solely at the discretion of the Directors;
"Exercise Period"	in relation to an Option means the period beginning on the third anniversary of the Date of Grant (or on such later date as the Directors may in

relation to the grant of any particular option determine) and expiring on the tenth such anniversary;

"the Group" — the Company and any Subsidiary for the time being;

"the London Stock Exchange" — the London Stock Exchange Limited;

"Market Value" — on any day shall mean:

(a) if the issued ordinary share capital of the Company shall then be listed in the London Stock Exchange Daily Official List, the middle market quotation of a Share as derived from that List on the Date of Grant;

b) if the issued ordinary share capital of the Company is then not so listed (including the case where the issued share capital of the Company shall then be dealt in on the Alternative Investment Market) the meaning ascribed to that term by Part VIII of the Taxation of Chargeable Gains Act 1992 which value shall be agreed for the purposes of this Scheme in advance with the Inland Revenue Shares Valuation Division;

"Option" — a right to acquire Shares granted (or to be granted) under this Scheme;

"Option Certificate" — a Certificate issued to an Option Holder in accordance with Rule 2.4;

"Option Holder" — a person holding an Option or (where the context admits) his personal representatives;

"Ordinary Share Capital" — has the meaning set out in Section 832 of the Taxes Act;

"Original Market Value" — for any share to be taken into account for the purposes of clause 4.1 shall be calculated as at the time the options in relation to those Shares were granted;

"Participating Company" — the Company and any Subsidiary for the time being designated by the Directors as a Participating Company for the purposes of this Scheme;

"Performance Target" — the meaning given to that expression in Rule 3 of this Scheme;

"Qualifying Employee" — any person (whether resident in the United Kingdom or not) who is a full-time director or full-time employee of a Participating Company as at the Date of Grant of the relevant Option (other than a person who is within the period of two years preceding the date on which be is bound to retire in accordance with terms of his contract of employment); and in this Scheme "full-time" shall mean required to devote substantially the whole of his

time and in any event in relation to a director shall mean at least 25 hours per week and in relation to an employee (other than one who is a director of a Participating Company) at least 20 hours per week to the duties of his office or employment as the case may be, all such hours as aforesaid to be calculated exclusive of meal breaks;

"Qualifying Scheme"	a savings related share option or profit sharing scheme approved under Schedule 9 of the Taxes Act;
"Remuneration Committee"	a committee of the Directors appointed for the purpose of the administration of this Scheme comprising a majority of non-executive Directors;
"this Scheme"	this Scheme in its present form or as from time to time amended in accordance with the provisions thereof, which shall be known as the Wembley 1996 unapproved Executive Share Option Scheme;
"the Secretary"	the Secretary of the Company or any assistant or deputy secretary acting for him, as defined in the Company's Articles of Association;
"Share"	a fully paid ordinary share in the capital of the Company for the time

being (or of such other company as is referred to in Rule 7.5 hereof);

"Subsidiary" — a company which is under the Control of the Company and which is a, subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985;

"Subsisting Option" — an Option which has neither lapsed nor been exercised in respect of all the Shares subject thereto;

"the Taxes Act" — the Income and Corporation Taxes Act 1988;

"Year of Assessment" — the meaning ascribed to that term by Section 832(1) of the Taxes Act.

1.2 A reference to a Rule is a reference to a Rule of the Scheme.

1.3 Where the context permits the singular includes the plural and vice versa and one gender shall include the others.

1.4 References to the provisions of any statute or subordinate legislation include references to the same as in force (including any amendment or re-enactment) at the time by reference to which the same falls to be interpreted.

1.5 Rule headings are inserted for ease of reference only and shall not affect construction.

2. Grant of Options

2.1 The Directors may, on such dates as they shall determine (subject to Rules 2.3 and 2.4 below) grant Options to such Qualifying Employees as they may in their absolute discretion select. No Qualifying Employee shall be entitled as of right to participate in the Scheme. In determining the extent of participation of a Qualifying Employee the Directors shall be subject to the limits contained in Rule 4.

2.2 Subject to Rule 2.3 below if and for so long as the Shares are listed in the London Stock Exchange Daily Official List or are dealt with on the Alternative Investment Securities Market or in any other market supervised by any regulatory authority the Directors may only grant Options within the period of 42 days commencing;

2.2.1 on the Adoption Date; or

2.2.2 on the Dealing Day next following the day on which the Company makes an announcement of its results for the last preceding financial year, half year or other period.

2.3 Notwithstanding Rule 2.2 above the Directors may grant Options outside the periods specified in that rule in circumstances which the Directors in their absolute discretion deem sufficiently exceptional to justify the grant of Options at that time.

2.4 The Directors shall grant Options by the issue of an Option Certificate given under seal or executed in such other manner as to take effect in law as a deed. The date of issuing such certificate shall be taken for all purposes of the Scheme as the Date of Grant in respect of the relevant Option. The Option Certificate shall be in such form as the Directors may from time to time determine and shall specify:-

(a) the date on which the Option was granted;

(b) the number of Shares the subject of the Option;

(c) the Exercise Period applicable to the Option;

(d) the Acquisition Price in respect of the Shares which are the subject of the Option; and

(e) any Performance Targets or other objective terms applying to the Option.

2.5 Any Qualifying Employee to whom an Option is granted may by notice given in writing within 30 days after its date of grant renounce his rights thereto, in which event such Option shall be deemed for all purposes never to have been granted.

2.6 No amount shall be paid in respect of the grant of an Option.

2.7 Every Option granted hereunder shall be personal to the Option Holder and, subject to the right of personal representatives to exercise the Option following the death of an Option Holder, neither the Option nor the benefit thereof may be transferred, assigned or charged and any purported transfer, assignment or charge (including, without limitation, assignment upon the bankruptcy of the Option Holder) shall cause the Option to lapse forthwith provided that nothing in this sub-rule shall prohibit a surrender of an Option by an Option Holder.

3. Performance Targets

3.1 The exercise of any Option shall by its terms be conditional upon the attainment of an objective Performance Target. The terms of each Performance Target shall themselves be determined by the Remuneration Committee in their discretion and shall be specified to the relevant Qualifying Employee at the same time as the Date of Grant to such Qualifying Employee.

3.2 Where an issue or reorganisation by the Company or any of its Subsidiaries (including, without limitation, any issue of shares or securities or any reduction of capital or sub-division or consolidation of shares) or any other event or circumstance (including a change in accounting policies or practice or a change in the length of the Company's accounting period) causes the Remuneration Committee reasonably to consider that a different performance target (including in the case of Rules 6 and 7 an appropriate reduction in the period for achieving such a target) would be a more appropriate measure of performance and that the different target will be a fairer measure of such performance or that any amended performance target will provide a more effective incentive to the Option Holders, the Remuneration Committee, after due consultation with the Auditors may determine that a new Performance Target shall be substituted for the existing Performance Target applicable to such Option or Options.

3. Where the Remuneration Committee have imposed a Performance Target under Rule 3.1 upon the grant of an Option, that Option may not be exercised except in accordance with any such Performance Target, as from time to time varied in accordance with Rule 3.2.

4. Limitations on Options

4.1 For Options granted before 24th April 2003 save as provided in Rule 4.1.2, the grant of every Option to a Qualifying Employee shall be limited and take effect so that immediately following such grant the aggregate Original Market Value of all Shares over which he has been granted option rights in the preceding 10 years under this Scheme and any other Executive Share Option Scheme adopted by the Company or an Associated Company (leaving out of account Options previously exercised) shall not exceed:-

4.1.1 Eight times the amount of the Qualifying Employee's annual rate of basic pay (excluding bonuses); or

4.1.2 Subject to the satisfaction by the Option Holder of such Performance Targets as the Remuneration Committee thinks fit to impose as a condition of exercise of such Options, Options may be granted to a Qualifying Employee within the limit for which Rule 4.1.1 provides ignoring the requirement to aggregate the Market Value paid by a Qualifying Employee on the exercise of any Option within the preceding ten years.

4.2 For Options granted after 24th April 2003 the maximum aggregate amount payable on the exercise of Options granted under this Scheme to any Qualifying Employee during any calendar year shall not exceed such number as has a market value equal to 200 per cent of the Qualifying Employee's annual rate of basic salary (excluding bonuses), or, in exceptional circumstances, up to 300 per cent.

4.3 The number of Shares which may be allocated under the Scheme on any day shall not, when added to the aggregate number of Shares which have been allocated in the previous 10 years under the Scheme and under any other Executive Share Option Scheme adopted by the Company, exceed such number as represents 10% of the ordinary share capital of the Company in issue immediately prior to that day.

4.4 The number of Shares which may be allocated under the Scheme on any day shall not when aggregated with the number of Shares which have been allocated in the previous 10 years under the Scheme and under any other Employees' Share Scheme adopted by the Company (including for these purposes option granted by the Company in consideration of the release of options in a company over which the Company has

obtained Control), exceed 15% of the ordinary share capital of the Company in issue immediately prior to that day.

4.5 In determining the limits in Rules 4.2 - 4.3 (and Rule 4.1 above in relation to options previously granted under the Wembley plc Executive Share Option Scheme) above no account shall be taken of any Shares where the right to acquire the Shares was released, lapsed, cancelled (as in the case of options granted under the Wembley plc Executive Share Option Scheme only) or otherwise became incapable of exercise.

4.6 References in this Rule to "allocation" shall mean, in the case of any share option scheme, the placing of unissued Shares under option and, in relation to other types of Employees' Share Scheme, shall mean the issue and allotment of Shares and references to "allocated" shall be construed accordingly.

4.7 No Option may be granted under this Scheme more than ten years after the Adoption Date (subject to extension by the Company in general meeting).

5. Commencement, Duration and Cessation of Right to exercise Options

5.1 Subject to the provisions of this Scheme, a Subsisting Option shall be exercisable in whole or in part by notice in the form prescribed from time to time by the Directors given at any time or from time to time provided that:

(i) except as provided in Rules 6 and 7, an Option shall not be exercisable (whether in whole or in part) until the commencement of the Exercise Period relating thereto;

(ii) except as provided in Rule 6.2, no exercise of an Option (whether in whole or in part, but only to the extent that a Performance Target may be applicable thereto) shall be made unless, and until such time as, the Performance Target (if any) relating thereto has been achieved;

(iii) no exercise of an option shall be in respect of a fraction of a Share;

(iv) except as provided in Rule 6, if an Option Holder ceases to hold the office or employment by virtue of which he is eligible to participate in this Scheme (and for this purpose an Option Holder who gives or receives notice of termination of such office or employment shall be deemed to have ceased to hold the same

on the date such notice takes effect) any Options then held by him shall thereupon cease to be exercisable or available for future exercise;

(v) notwithstanding any other provision of this Scheme an Option (to the extent then not exercised) shall lapse automatically at the end of the Exercise Period relating thereto;

(vi) no Option may be granted, executed, released or surrendered at a time when such grant, exercise, release or surrender would not be in accordance with the "Model Code for Security Transactions by Directors of Listed Companies" issued by the London Stock Exchange as amended from time to time.

5.2 Any partial exercise of an Option (other than such partial exercise as completes the exercise of the said Option) shall be:

(i) in respect of not less than 25 per cent of the Shares originally comprised in the Option; and

(ii) in respect of multiples of and not less than 10 Shares.

5.3 Options shall lapse upon the occurrence of the earliest of the following event:-

(a) the tenth anniversary of the Date of Grant;

(b) the Option Holder becoming an adjudicated bankrupt;

(c) the release of an Option under Rule 7.5 below;

(d) the date on which a resolution is passed, or an order is made by the Court, for the compulsory winding-up of the Company;

(e) the date on which the Option Holder does or omits to do anything as a result of which he ceases to be the legal and beneficial owner of the Option;

(f) the Option Holder ceases to be a Qualifying Employee for any reason other than those specified in Rules 6.1, 6.2 and 6.3 below;

(g) the expiry of any of the periods specified in Rules 6.1, 6.2 and 6.3; and

(h) as provided in Rule 7.

6. **Exercise of Options at Other Times**

6.1 Subject to Rules 3.1 and 3.2 a Subsisting Option may be exercised in the circumstances set out below only within the following periods:

(i) twelve months from the day on which the Option Holder ceases to hold the office or employment by virtue of which he or she is eligible to participate in this Scheme by reason of injury or disability or pregnancy or redundancy within the meaning of the Employment Rights Act 1996 or ill-health (such injury disability or ill health to be evidenced to the satisfaction of the Directors) or the company for which the Option Holder works ceasing to be under the Control of the Company or any Subsidiary or the undertaking or part of the undertaking in which the Option Holder works being transferred to a person which is not under the Control of the Company or any Subsidiary provided that the Directors may extend such period to, if later, 42 months from the Date of Grant, or 42 months after the last date prior to his so ceasing on which he exercised an option (not being one granted under a savings related share option scheme) in circumstances in which paragraphs (a) and (b) of section 185(3) of the Taxes Act applied whichever is the latest. For the purposes of this Scheme, a woman who leaves employment due to pregnancy will be regarded as having left employment on the earliest of the date she notifies her employee of her intention not to return, the last day of the 29 week period after the week of confinement and any other date specified in her contract of employment with that employer;

(ii) Twelve months from the date on which the Option Holder ceases to hold the office or employment by virtue of which he is eligible to participate in this Scheme by reason of retirement on reaching the age upon which he is bound to retire in accordance with the terms of his contract of employment provided that the Directors may extend such period to, if later, 42 months from the Date of Grant, or 42 months after the last date prior to his so ceasing on which he exercised on option (not being one granted under a savings related share option scheme) in circumstances in which paragraphs (a) and (b) of section 185 (3) of

the Taxes Act applied provided further that the Option may in no circumstances be exercised within 3 years from the Date of Grant

and if such Option Holder shall die within such period his personal representatives may exercise such Option within twelve months of his death provided that no exercise of an Option shall be made after the end of the Exercise Period relating thereto.

6.2 A Subsisting Option may be exercised by the personal representatives of an Option Holder within the period of twelve months from the date of the Option Holder's death whilst holding the office or employment by virtue of which he was eligible to participate in this Scheme provided that such exercise is made before the end of the Exercise Period relating thereto.

6.3 The Directors may, in their absolute discretion, in any case not falling within Rules 6.1 or 6.2, allow an Option Holder who has ceased to hold the office or employment by virtue of which he is eligible to participate in this Scheme to exercise any Subsisting Option within the period of twelve months from the date of his so ceasing, 42 months after the Date of Grant, or 42 months after the last date prior to his so ceasing on which he exercised an option (not being one granted under a savings related share option scheme) in circumstances in which paragraphs (a) and (b) of section 185 (3) of the Taxes Act applied, whichever shall be the latest and, if he shall die within such six months of so ceasing, allow his personal representatives to exercise it within twelve months of his death provided that prior to the date of such cessation the Performance Target relating to such Options has been achieved and provided that no exercise of an Option shall be made after the end of the Exercise Period relating thereto.

6.4 For the purposes of Rule 5 and the preceding sub-rules of this Rule 6, no Option Holder shall be treated as ceasing to hold office or employment by virtue of which he is eligible to participate in this Scheme until he ceases to hold an office or employment with the Group or with any Associated Company of the Company or with any company (not being an Associated Company) which is a Participating Company and, for the avoidance of doubt, if an Option Holder does not cease to hold the office or employment by virtue of which he is eligible to participate in this Scheme but ceases to be engaged full-time therein, any Options then held by him shall not cease to be exercisable and shall remain available for future exercise.

6.5 If an Option Holder while continuing to hold an office or employment with a Participating Company or an Associated Company is transferred to work in another country and as a result of that transfer the Option Holder will either:-

(a) become subject to Income Tax on his remuneration in the country to which he is transferred and the board is satisfied that as a result he will suffer a tax disadvantage upon exercising an Option; or

(b) becomes subject to restrictions on his ability to exercise an Option or to deal in the Shares issuable upon the exercise of that Option by reason of or in consequence of, the securities laws or exchange control laws of the country to which he is transferred

the Option Holder may exercise the Option in the period commencing three months before and ending three months after the transfer takes place.

7. Changes in Control and Winding-up of the Company

7.1 If any person (which shall include persons acting in concert with him within the meaning of the City Code on Take-Overs and Mergers) obtains control of the Company (as defined in Section 840 of the Taxes Act) as a result of making:

(a) a general offer to acquire the whole of the issued ordinary share capital of the Company (or the whole other than any such share capital already held at the date of the offer by, or by a nominee for, the offer or any subsidiary thereof); or

(b) a general offer to acquire all the Shares in the Company (or all other than any Shares already held at the date of the offer by, or by a nominee for, the offer or any subsidiary thereof)

an Option Holder shall be entitled to exercise any Option then held by him within six months of the time when the person making the offer has obtained such control of the Company and any condition subject to which the offer is made has been satisfied (but subject to Rule 6.3 and any shorter period of exercise resulting therefrom) provided that any Options not so exercised before the expiry of such period shall upon the expiry of such period cease to be exercisable or available for future exercise and provided further

that no Option shall be capable of exercise hereunder later than the end of the Exercise Period relating thereto.

7.2 If the Court sanctions, under Section 425 of the Companies Act 1985, a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company, or its amalgamation with any company or companies, an Option Holder shall be entitled to exercise any Option then held by him within six months of the Court so sanctioning the compromise or arrangement provided that any Options not so exercised before the expiry of such period shall upon the expiry of such period cease to be exercisable or available for future exercise and provided further that no Option shall be capable of exercise hereunder later than the end of the Exercise Period relating thereto.

7.3 If any person becomes bound or entitled to acquire Shares in the Company under Section 428 to 430F of the Companies Act 1985, an Option Holder shall be entitled to exercise any Option then held by him during the period when that person remains so bound or entitled provided that any Options not so exercised before the expiry of such period shall upon the expiry of such period cease to be exercisable or available for future exercise and provided further that no Option shall be capable of exercise hereunder later than the end of the Exercise Period relating thereto.

7.4 If notice is duly given of a resolution for a voluntary winding-up of the Company, an Option Holder may forthwith and until the commencement of the winding-up (or if earlier the day before the expiry of the relevant Exercise Period) exercise an Option but such exercise (save where the Option Holder is otherwise entitled under any other provision of this Scheme to exercise any Subsisting Option of his) shall be conditional upon the resolution being duly passed.

7.5 If as a result of any of the sets of circumstances specified in Rules 7.1 or 7.2 a company has obtained Control of the Company, or if a company has become bound or entitled as mentioned in Rule 7.3, the Company shall seek the agreement of that other company ("the Acquiring Company") and if such agreement is obtained the Option Holder may, within the appropriate period as defined in sub-paragraph 15(2) of Schedule 9 to the Taxes Act release each Subsisting Option ("the Old Option") in consideration for a new option ("the New Option") which is equivalent to the Old Option but relates to shares in a different company.

7.6 The provisions of this Scheme shall for this purpose be construed as if:-

(a) the New Option was an option granted under this Scheme at the same time as the Old Option;

(b) except for the purposes of the definitions of Participating Company and Subsidiary in Rule 1, the reference to Wembley plc in the definition of the Company in Rule 1 were a reference to the different company referred to in Rule 7.5;

(c) Rules 11.1 and 11.2 were omitted.

7.7 Nothing in this Rule 7 shall permit any Option to be exercised later than any time otherwise specified in this Scheme.

8. Exercise of Options

8.1.1 To exercise an Option in whole or in part, an Option Holder must deliver to the Secretary a notice in such form as the Directors shall from time to time determine. Such notice shall be accompanied by:

(a) the relevant Option Certificate (if available); and

(b) payment in full of the aggregate Acquisition Price for the Shares in respect of which the Option is exercised.

The date of such delivery shall constitute the date of such exercise provided that if any conditions must be fulfilled before an Option may be exercised, the delivery of the Option Certificate shall not be treated as effecting the exercise of an Option unless and until the Board is satisfied that the conditions have been fulfilled.

8.1.2 Where arrangements have been made to facilitate the financing of the exercise of an Option by the Option Holder the notice referred to above need not be accompanied by payment in full as referred to in Rule 8.1.1 (b) but shall be followed by payment in full as aforesaid within 14 days of delivery of the said notice to the Company and the date of receipt by the Company of payment in full of the aggregate Acquisition Price for the

Shares (whether from the Option Holder or a third party) in respect of which the Option is exercised shall constitute the date of such exercise.

8.1.3 Notwithstanding any other provision of the Scheme, if an Option is exercised and the Option Holder is liable to tax, duties or other amounts on such exercise and his employer or former employer being a company within the Group, is liable to make a payment to the appropriate authorities on account of that liability the Option Holder shall make a payment to his employer or former employer equal to the amount which the employer or former employer is required to pay the appropriate authorities. No Shares shall be allotted or transferred until the employer or former employer has received payment from the Option Holder. This Rule 8.1.3 shall not apply if the Option Holder makes alternative arrangements to the satisfaction of his employer or former employer and the Company is informed by the employer or former employer that the arrangements are satisfactory.

8.2 All allotments, issues and transfers of Shares pursuant to this Scheme shall be subject to such consents (if any) of H.M. Treasury or other authorities or of other persons as may for the time being be necessary, and it shall be the responsibility of the Option Holder to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consents and to comply with the conditions of any such consents.

8.3 Subject to Rules 8.1 and 8.2, and to compliance by the Option Holder with the terms of this Scheme, within 30 days of the exercise of any Option the Shares in respect of which it is exercised shall be allotted and issued to the Option Holder or (in the case of Shares already issued) transferred to him and a definitive share certificate in respect thereof dispatched to him. The Shares so to be issued or to be transferred to the Option Holder on exercise by him of any Option shall be identical and rank pari passu in all respects with the registered Shares in issue on the date of such exercise save as regards any rights attaching to such shares by reference to a record date prior to the date of the issue of the Shares. Shares to be transferred shall be free of all liens, charges and encumbrances.

8.4 If and so long as the Shares are listed on the London Stock Exchange, the Company shall apply for a listing for any Shares issued pursuant to the Scheme as soon as practicable after the allotment thereof.

9. Adjustments

9.1 In the event of any variation in the share capital of the Company (whenever effected), the aggregate nominal value of Shares which may be issued or placed under option pursuant to this Scheme and/or the number or nominal amount of Shares comprised in each Option and/or the Acquisition Price may be adjusted in such manner as the Directors may deem appropriate provided that:

(a) no adjustment to the Acquisition Price shall be made pursuant to the provisions of this Rule 9 which would result in the Shares subject to any Option being issued at a price lower than their nominal value (if any) unless the Directors shall be authorised to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the Shares in respect of which the Option is exercised and which are to be allotted pursuant to such exercise exceeds the Acquisition Price and to apply such sum in paying up such amount on such Shares; and so that on the exercise of any Option in respect of which such a reduction shall have been made the Board shall capitalise such sum (if any) and apply the same in paying up such amount as aforesaid.

9.2 As soon as reasonably practicable after making any adjustment under Rule 9.1 above, the Board shall notify Participants in writing of any adjustment made.

10. General

10.1 The Directors shall (subject to any necessary authorising resolutions of the Company in general meeting) at all times keep available for issue such authorised and unissued Shares as may be required to meet the subsisting rights of Option Holders (having regard to any issued Shares available from time to time to meet such rights).

10.2 The decision of the Directors in any dispute or question relating to any Option or as to whether any person is or is not a Qualifying Employee, or as to any rights or obligations of any person hereunder, or as to any question concerning the construction and effect of this Scheme, or any other question in connection herewith, shall be final and conclusive provided that no such decision shall cause the Commissioners to withdraw their approval of this Scheme.

10.3 The Company in general meeting or the Directors may at any time resolve to terminate this Scheme, in which event no further Options shall be granted, but the provisions of this Scheme shall in relation to Subsisting Options continue in full force and effect.

10.4 Under no circumstances shall any person who is or has at any time been an Option Holder be entitled to claim from the Company or from any company by which he is or has at any time been employed or held office, by way of compensation for loss of office or otherwise howsoever, any sum or other benefit to compensate him for the loss of any rights or benefits hereunder or in connection with this Scheme.

10.5 (a) The grant of an Option does not form part of the Option Holder's entitlement to remuneration or benefits pursuant to his contract of employment nor does the existence of a contract of employment between any person and the Company or any Subsidiary of the Company or former Subsidiary of former Associated Company give such person any right or entitlement to have an Option granted to him in respect of any number of Shares or any expectation that an Option might be granted to him whether subject to any conditions or at all;

(b) The rights and obligations of an Option Holder under the terms of his contract of employment with the Company or any Subsidiary or Associated Company or former Subsidiary or former Associated Company shall not be affected by the grant of an Option;

(c) The rights granted to an Option Holder upon the grant of an Option shall not afford the Option Holder any rights or additional rights to compensation or damages in consequence of the loss or termination of his office or employment with the Company or any Subsidiary or Associated Company or former Subsidiary or former Associated Company for any reason whatsoever;

(d) An Option Holder shall not be entitled to any compensation or damages for any loss or potential loss which he may suffer by reason of being unable to exercise an Option in consequence of the loss or termination of his office or employment with the Company or any Subsidiary or Associated Company or former Subsidiary or former Associated Company for any reason whatsoever.

11. **Alterations to this Scheme**

11.1 Subject to Rule 11.2 and 11.4 below, the Directors may at any time alter or add to all or any of the provisions of the Scheme, or the terms of any option granted under it, in any respect.

11.2 Subject to Rule 11.3 below, no alteration or addition to the advantage of Qualifying Employees shall be made under Rule 11.1 above without the prior approval by ordinary resolution of the members of the Company in general meeting.

11.3 Rule 11.2 above shall not apply to:-

(a) any minor alteration or addition to benefit the administration of the Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Qualifying Employees, the Company or any Group member, or

(b) any alteration or addition solely relating to a term of a Performance Target.

11.4 No alteration or addition to the disadvantage of any Qualifying Employee shall be made under Rule 11.1 above unless:-

(a) the Directors shall have invited every relevant Qualifying Employee to give an indication as to whether or not he approves the alteration or addition, and

(b) the alteration or addition is approved by a majority of those Qualifying Employees who have given such an indication.

11.5 As soon as reasonably practicable after making any alteration or addition under Rule 11.1 above, the Directors shall give notice in writing thereof to any Qualifying Employee affected thereby and, if the Scheme is then approved by the Commissioners under Schedule 9, to the Commissioners.

11.6 Any reference in this Rule to a term is a reference to a term specified by the Remuneration Committee as mentioned in Rule 3.1 above.

11.7 Notwithstanding any other provision of the Scheme other than Rule 11.1 to 11.6 the Directors may, in respect of Options granted to Qualifying Employees who are or who may become subject to taxation outside the United Kingdom on their remuneration,

amend or add to the provisions of the Scheme and the terms of Options as they consider necessary or desirable to take account of or to mitigate or to comply with relevant overseas taxation, securities or exchange control laws provided that the term of Options granted to such Qualifying Employees are not overall more favourable than the terms of Options granted to any other Qualifying Employees.

12. Administration

12.1 Any notice or other documents required to be given or issued hereunder to any Option Holder shall be delivered to him or sent by post to him at his home address according to the records of his employing company, or such other address as may appear to the Company to be appropriate and at his risk. Notices sent by post shall be deemed to have been given 48 hours after the date of posting.

12.2 The Directors shall have power from time to time to make or vary such regulations for the implementation, administration and operation of this Scheme as they think fit, subject to the terms of Rule 11.

12.3 The Company may distribute to Option Holders copies of any notice or document normally sent by the Company to the holder of Shares.

12.4 If any option certificate shall be worn out, defaced or lost, it may be replaced on such evidence being provided as the Directors may require.

12.5 The costs of introducing and administering the Scheme shall be borne by the Company.

12.6 The Company and any Subsidiary of the Company may provide money to the Trustees of any trust or any other person to enable them or him to acquire shares to be held for the purpose of the Scheme or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 153 of the Companies Act 1985.

12.7 The Company shall at all times keep available sufficient authorised and unissued Shares to satisfy the exercise to the full extent still possible of all Options which have neither lapsed nor been fully exercised, taking account of any other obligations of the Company to issue unissued shares.

12.8 These rules shall be governed by and construed in accordance with English Law.

THE FIRST SCHEDULE

Certificate No.

SHARE OPTION CERTIFICATE

WEMBLEY 1999 UNAPPROVED EXECUTIVE SHARE OPTION SCHEME

Date of Grant	Normal First Exercise Date	Exercise Price per Share	Number of Shares

This is to certify that:

....of ....

has been granted an Option to acquire the number of ordinary shares of £1 each fully paid in the Company at the exercise price shown above under the Rules of the Wembley 1999 Executive Share Option Scheme.

By Order of the Board

[Printed Signature]

[Printed

Securities

Seal]

Secretary

NOTES

(1) The Option is not transferable, and will lapse upon any assignment, charge, disposal or other dealing.

(2) A copy of the Scheme rules is available for inspection upon request to The Company Secretary, Wembley Plc, Wembley, Middlesex HA9 0DW

THIS CERTIFICATE IS IMPORTANT AND SHOULD BE KEPT IN A SAFE PLACE

THE SECOND SCHEDULE

(To be printed on the reverse of the Option Certificate)

NOTICE OF EXERCISE

In order to exercise the Option referred to overleaf, you should:

(i) complete and sign this document;

(ii) return this document within the prescribed time (as stated in the Rules) to: The Secretary, Wembley Plc, Wembley, Middlesex HA9 0DW.

1. I hereby exercise the Option referred to in the Option Certificate overleaf in respect of [ ] Ordinary Shares. (Insert the number of shares in respect of which the option is exercised).

2. I enclose my cheque for £ being an amount equal to the product of the number of shares specified in 1. above and the subscription price payable for each share.

3. This notice shall take effect on the expiration of 28 days from the date hereof.

FULL NAME ....

ADDRESS ....

....

....

....

SIGNATURE ....

DATE ....

Exhibit II-2-mm

DATED , 2004

BLB WORLDWIDE ACQUISITION INC.

INSTRUMENT
constituting
up to £[ ] nominal LPR Loan Notes 2005

ALLEN & OVERY
London

CONTENTS

THIS INSTRUMENT is made by way of deed on , 2004 by **BLB WORLDWIDE ACQUISITION, INC.** whose registered office is the Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801 in the county of New Castle, United States (the **Company**), an indirect wholly owned subsidiary of BLB Investors, L.L.C., (**BLB Investors**) a Delaware limited liability company, which is 37.5 per cent. owned by investment affiliates of Starwood Capital Group Global, L.L.C., 37.5 per cent. owned by investment affiliates of Kerzner International Limited and 25 per cent. owned by investment affiliates of Waterford Group, L.L.C.

WHEREAS the Company has pursuant to its memorandum and articles of association and under the authority granted by a resolution of a duly authorised committee of its board of directors passed on [ ] April, 2004 created and authorised the issue of up to £[ ] nominal LPR Loan Notes 2005 to be constituted as provided below and to be issued in connection with the acquisition of the issued share capital of Wembley plc pursuant to an offer (the **Offer**) made by the Company and (outside the United States) J.P. Morgan plc on behalf of the Company in an offer document dated [1st May], 2004.

NOW THIS INSTRUMENT WITNESSES AND IT IS DECLARED as follows:

1. INTERPRETATION

(1) In this Instrument:

Business Day means a day (other than a Saturday or a Sunday) on which banks in London are generally open for normal business;

BLB Investor's Group means BLB Investors and its subsidiary undertakings;

Conditions means the conditions of the Notes set out in Schedule 1, as from time to time modified in accordance with this Instrument;

Directors means the board of directors for the time being of the Company or a duly authorised committee of the board;

Extraordinary Resolution means a resolution passed at a meeting of the Noteholders duly convened and held in accordance with the provisions of this Instrument by a majority consisting of not less than three-quarters of the votes cast on the resolution;

Notes means the LPR Loan Notes 2005 constituted by this Instrument or the nominal amounts represented by them and for the time being outstanding, as the case requires;

Noteholder means a person whose name is entered in the Register as the holder of a Note;

Register means the register of holders of the Notes kept by or on behalf of the Company;

Registrar means [ ] or such other person for the time being appointed by the Company to maintain the Register;

subsidiary undertaking has the meaning given in section 258 of the Companies Act 1985, as amended;

references to **this Instrument** are to this Instrument and the Schedules and include any instrument supplemental to this Instrument; and

words denoting the singular number only include the plural number and vice versa; words denoting one gender include the other genders; and words denoting a person include a corporation and an unincorporated association of persons.

(2) Any reference, express or implied, to an enactment includes references to:

(a) that enactment as re-enacted, amended, extended or applied by or under any other enactment (before or after the date of this Instrument);

(b) any enactment which that enactment re-enacts (with or without modification); and

(c) any subordinate legislation made (before or after the date of this Instrument) under that enactment, as re-enacted, amended, extended or applied as described in paragraph (2)(a) above, or under any enactment referred to in paragraph (2)(b) above,

and **enactment** includes any legislation in any jurisdiction.

(3) Subclauses (1) and (2) above apply unless the contrary intention appears.

(4) The headings in this Instrument do not affect its interpretation.

2. AMOUNT OF NOTES

The aggregate nominal amount of the Notes is limited to £[ ]. The Notes will be issued in integral multiples of £1.

3. STATUS OF NOTES

(1) The Notes shall be known as the **LPR Loan Notes 2005**. The Notes shall be issued in registered form and shall be transferable in accordance with the provisions of this Instrument.

(2) The Notes are direct and unsecured obligations of the Company and will rank *pari passu*, without any discrimination or preference between them, with all other unsecured and unsubordinated obligations of the Company, except to the extent provided by law.

4. ISSUE AND FORM OF NOTES

(1) Each Note shall be in or substantially in the form set out in Schedule 1, shall have a denoting serial number and the Conditions endorsed on it. Each Note shall be executed under the seal of the Company or otherwise by or on behalf of the Company.

(2) Every person who becomes a Noteholder shall be entitled without charge to receive a Note stating the total nominal amount of the Note held by him but in the case of a Note held jointly by several persons the joint holders will be entitled to only one Note in respect of their joint holding and delivery of the Note to one of such persons shall be sufficient delivery to all of them.

5. CONDITIONS OF ISSUE

The Conditions and other provisions contained in the Schedules shall be deemed to be incorporated in this Instrument and the Notes shall be held subject to and with the benefit of the Conditions and of those provisions, all of which shall be binding on the Company and the Noteholders and all persons claiming through or under them respectively.

6. UNDERTAKING BY COMPANY

The Company undertakes, for the benefit of each Noteholder, to perform and observe the obligations on its part contained in this Instrument, to the intent that this Instrument shall ensure for the benefit of all Noteholders each of whom may enforce the provisions of this Instrument against the Company so far as his holding of Notes is concerned.

7. REGISTER OF NOTES

(1) The Company shall cause a register to be maintained by the Registrar at [ ], showing the amount of the Notes for the time being outstanding, the dates of issue and all subsequent transfers or changes of ownership of the Notes, the names and addresses of the Noteholders, the serial number of each Note issued and the nominal amounts of the Notes held by the Noteholders respectively. In the event of a change in the identity of the Registrar and/or the location of the Register, the Company shall, where practicable, give not less than 21 days' notice to the Noteholders before such change takes effect.

(2) The Company shall not be bound to register more than four persons as the joint holders of any Note.

(3) Any change of name or address on the part of any Noteholder shall immediately be notified by the Noteholder to the Company and the Company shall alter the Register accordingly.

(4) The Register shall be open to inspection at all reasonable times during normal office hours.

(5) The Register may be closed by the Company for such periods and at such times (not exceeding 30 days in any one year) as it may think fit.

8. FREEDOM FROM EQUITIES

(1) Notwithstanding any notice the Company may have of the right, title, interest or claim of any other person, to the fullest extent permitted by law, the Company:

- (a) may treat the registered holder of any Note as the absolute owner of it;
- (b) shall not enter notice of any trust on the Register or otherwise be bound to take notice or see to the execution of any trust to which any Note may be subject; and
- (c) may accept the receipt of the registered holder for the time being of any Note for the interest from time to time accruing due or for any other monies payable in respect of it as a good discharge to the Company.

(2) The Company will recognise every Noteholder as entitled to his Notes free from any equity, set-off or counterclaim on the part of the Company against the original or any intermediate holder of the Notes.

9. MEETINGS OF NOTEHOLDERS

Meetings of Noteholders may be convened and held in accordance with the provisions of Schedule 2.

10. FURTHER NOTES

The Company may from time to time, by resolution of the Directors, cancel any unissued Notes or create and issue further unsecured loan notes either ranking *pari passu* in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes or carrying such rights as to interest, redemption and otherwise as the Directors may think fit. Any further unsecured loan notes which are to form a single series with the Notes shall be constituted by an instrument expressed to be supplemental to this Instrument.

11. GOVERNING LAW

This Instrument is governed by, and shall be construed in accordance with, English law.

IN WITNESS of which this Instrument has been executed as a deed and delivered on the date which appears first on page 1.

SCHEDULE 1

FORM OF NOTE

Note No. Nominal Amount

.... £.........

BLB WORLDWIDE ACQUISITION, INC.

(Registered office the Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801 in the county of New Castle, United States)

LPR LOAN NOTES 2005

THIS IS TO CERTIFY that the person(s) named below is/are the registered holder(s) of the nominal amount specified above of the LPR Loan Notes, 2005 of the Company, which Notes are constituted by an Instrument made by the Company on , 2004 (the **Instrument**) and are issued subject to and with the benefit of the provisions of the Instrument including the Conditions endorsed on this Note.

NAME(S) OF HOLDER(S)

Dated [ ], 2004

Given under the Common/Securities Seal of the Company

NOTES:

(i) The Notes are repayable and bear interest in accordance with the Conditions endorsed on this Note.

(ii) The nominal amount represented by this Note is transferable in integral multiples of £1.

(iii) This Note must be surrendered before any transfer, whether of the whole or any part, can be registered. The Note must be lodged together with the instrument of transfer (which must be signed by the transferor or by a person authorised to sign on behalf of the transferor) at the office of the Registrar: [ ]. In any correspondence to the Registrar please quote reference no. [ ].

(iv) The Notes are governed by English law.

The Notes have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the United States Securities Act of 1933 (as amended), nor under the relevant securities laws of any state or other jurisdiction of the United States, nor have the clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is applicable, the Notes may not be offered, sold, resold or delivered, directly or indirectly, in or into, the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Notes would constitute a violation of relevant laws or require registration of Notes, or to, or for the account or benefit of any US Person (as defined in Regulation S of the United States Securities Act of 1933 (as amended)) or resident of Australia, Canada or Japan or any other such jurisdiction.

NOTICE OF REPAYMENT

To: BLB Worldwide Acquisition, Inc.

1. I/We being the registered holder(s) of this Note give notice that I/we require repayment of all/ £[ ] of the nominal amount of this Note in accordance with Condition [2/4] [and I/we elect for repayment in US dollars in accordance with Condition 12]. *(note 1)*

2. I/We authorise and request you to:

   (a) make the cheque or warrant payable to the person whose name is set out below or, if none is set out, to me/us; and

   (b) send by post at my/our risk to the person whose name and address is set out below or, if none is set out, to the registered address of the sole or first-named Noteholder the cheque or warrant and a Note for the balance (if any) of the nominal amount of this Note which is not repaid.

Name ....
Address ....
.... *(note 2 below)*

Dated [ ]

Signature(s) of Noteholder(s) *(note 3 below)*	....
	....
	....
	....

Notes:

1. Delete and/or complete as appropriate. If repayment is required of part only, the repayment specified must be an integral multiple of £1000. If no indication is given of the nominal amount of the Note to be repaid, all of the Note will be repaid. If the holder wishes to elect for repayment in US dollars in accordance with Condition 12, do not delete the words "and I/we elect for repayment in US dollars in accordance with Condition 12".

2. Insert in BLOCK CAPITALS the name of the person to whom you wish the cheque or warrant to be made payable and/or the address of the person to whom you wish the cheque or warrant and any balance Note to be sent (if, in either case, it is different from that of the sole or first-named holder). If this space is left blank, the cheque or warrant will be made payable to the sole holder or all of the joint holders and it and any balance Note will be sent to the registered address of the sole or first-named holder.

3. In the case of joint holders ALL must sign. A body corporate should execute under its common seal or under the hand of some officer or agent duly authorised in that behalf in which event the Note must be accompanied by the authority under which this Notice is completed.

CONDITIONS

Terms defined in the Instrument have the same meaning in these Conditions and **Interest Payment Date** means the date the LPR Loan Notes 2005 are redeemed which date shall be one year after the date that the Note is issued, or if any such date is not a Business Day, the next following Business Day, and **Interest Period** means the period from and including the first date of issue of any of the Notes up to (but excluding) the Interest Payment Date.

1. **Form and status**

(1) This Note is one of a series of Notes and is issued subject to and with the benefit of the provisions of the Instrument. A copy of the Instrument may be inspected during normal office hours at the registered office of the Company. The Instrument does not contain any restrictions on borrowing, or on the charging or disposal of assets, by the Company or any of its subsidiaries.

(2) No application has been or is intended to be made to any stock exchange or other investment exchange for any of the Notes to be listed or otherwise traded.

2. **Repayment**

(1) A Noteholder may require the Company to repay at par the whole (whatever the amount) of the Notes held by him on the Interest Payment Date.

(2) In order to do so a Noteholder must complete and sign the Notice of Repayment printed on the Note to be repaid (or complete such other form of Notice of Repayment as the Directors may from time to time prescribe) and lodge it at the office of the Registrar (or at such other place as the Company may direct by notice to the Noteholders) not more than 60 days and not less than 30 days before the Interest Payment Date. A Notice of Repayment given in accordance with this Condition shall be irrevocable.

(3) To the extent not previously repaid (or, if such day is not a Business Day, on the first Business Day thereafter), purchased or cancelled, the Notes will be repaid by the Company at par on the Interest Payment Date (or, if such day is not a Business Day, on the first Business Day thereafter).

(4) On any repayment of principal to a Noteholder under this Condition or Condition 4 the Company shall pay to him the interest accrued on the amount repaid up to (but excluding) the date of repayment in accordance with Condition 3.

3. **Interest**

(1) When the Notes are repaid, purchased or cancelled by the Company in accordance with the provisions of the Instrument or these Conditions, the Company shall pay to the Noteholders interest on the outstanding principal amount of the Notes at the rate specified in Condition 3(2) in arrear on the Interest Payment Date in respect of the Interest Period ending on but excluding that date.

(2) The rate of interest on the Notes for the Interest Period will be the rate per annum calculated by the Company to be 0.5 per cent. below the average (rounded down where necessary to the nearest whole multiple of one sixteenth of one per cent.) of the respective rates per annum at which any two London clearing banks in the London inter-bank market for sterling at or

about 11:00 a.m. (London time) on the first Business Day of the Interest Period, provided that if at any time such rate of interest cannot be so established in accordance with the above provisions for any Interest Period, then the rate of interest on the Notes for such interest period shall be calculated by reference to such rate as the Company shall determine on the basis of a quotation or quotations made for six month sterling deposits of similar size in such other appropriate inter-bank market or markets as the Company may select.

(3) Each instalment of interest payable in respect of an Interest Period shall be calculated by applying the rate of interest determined in accordance with Condition 3(2) to the aggregate principal amount of Notes held by each Noteholder (or Noteholders in the case of joint holders), multiplying such product by the actual number of days in the relevant Interest Period and dividing it by 365 and rounding the resulting figure to the nearest penny (half a penny being rounded upwards).

(4) All payments of interest in respect of the Notes will be made subject to deduction of any tax required to be withheld or deducted. On or as soon as practicable following the Interest Payment Date or any other date on which any interest is paid to a Noteholder the Company shall deliver to the Noteholder a certificate as to the gross amount of the relevant interest payment and the amount of tax deducted.

(5) Interest on any Notes becoming liable to repayment shall cease to accrue as from the due date for repayment of the Notes unless, against due delivery of those Notes for repayment, payment of the principal and interest payable is refused by the Company on the due date.

4. Acceleration

(1) A Noteholder may require the Company to repay at par all of the Notes held by him, together with accrued interest, if any of the following events occurs:

(a) the Company fails to pay within 30 days of the due date any principal or interest payable in respect of the Notes held by that Noteholder;

(b) an order is made by a competent court or an effective resolution is passed for winding-up the Company (other than a voluntary winding-up for the purposes of an amalgamation, reconstruction or merger on terms previously approved by an Extraordinary Resolution); or

(c) an encumbrancer takes possession of, or an administrator or administrative receiver or a manager or receiver is appointed of or over the whole (or substantially the whole) of the undertaking or property of the Company, unless the same is removed, stayed, paid out or discharged within 30 days.

(2) The Company shall notify the Noteholders of the happening of any of the events specified in Condition 4(1) promptly after becoming aware of the same.

(3) In order to require repayment under this Condition a Noteholder must give Notice of Repayment in the manner described in Condition 2(2) while the relevant event specified in Condition 4(1) is continuing and, upon that notice being given to the Company, all of the Notes held by that Noteholder will become immediately repayable.

5. Surrender of Notes on repayment and prescription

(1) Whenever any Notes are due to be repaid under any of these Conditions (in whole or in part) the Noteholder shall, not more than 60 days and not less than 30 days before the due date for such repayment, deliver those Notes to the office for the time being of the Registrar (or to such other place as the Company may direct by notice to the Noteholders).

(2) If part only of the principal amount of any Note so delivered is repaid, the Company shall cancel such Note and without charge issue to the Noteholder a new Note for the balance of the principal amount due to him.

(3) If any Noteholder fails or refuses to deliver up any Note which is liable to be repaid in whole or in part under these Conditions at the time and place fixed for repayment, or fails or refuses to accept payment of the monies due on repayment, those monies may be set aside by the Company and paid into a separate bank account and held by the Company for that Noteholder on the following terms:

(a) the Company shall not be responsible for the safe custody of such monies or for any interest accruing on them;

(b) the Company may deduct from such interest (if any) as those monies may earn while on deposit, any expenses incurred by the Company in that connection;

(c) any such amount so paid or deposited, together with such interest (if any) accruing on it in accordance with Condition 3, will immediately be paid to the Noteholder or his successors upon delivery of the relevant Note at any time during the period of ten years from the making of the deposit; and

(d) any such amount so paid or deposited, together with such interest (if any) accruing on it in accordance with Condition 3, which remains unclaimed after a period of ten years from the making of the deposit shall revert to the Company, notwithstanding that in the intervening period the obligation to pay the same may have been provided for in the books, accounts and other records of the Company.

6. Payments

(1) If any payment of principal or interest in respect of the Notes would otherwise fall to be made on a day which is not a Business Day, payment shall be postponed to the next day which is a Business Day and no further interest or other payment will be made as a consequence of any such postponement.

(2) Payment of any principal or interest in respect of any Note will be made to the person shown in the Register as the holder of that Note at the close of business on the fifth Business Day before the relevant payment date (the **Record Date**), notwithstanding any intermediate transfer or transmission of the Note.

(3) Payment of any principal or interest in respect of any Note shall be made by cheque or warrant sent through the post to the registered address of the Noteholder or, in the case of joint Noteholders, to the registered address of that one of them who is first named on the Register on the Record Date (or to such person and to such address as the Noteholder or joint Noteholders may in writing to the Registrar or the Company direct prior to the Record Date). Every such cheque or warrant shall be made payable to the person to whom it is sent (or to

such person as the Noteholder or joint Noteholders may direct in writing to the Registrar or the Company prior to the Record Date) and payment of the cheque or warrant shall be a good discharge to the Company.

(4) Every such cheque or warrant shall be sent through the post not later than the Business Day preceding the due date for payment. Payments of principal or interest will only be mailed to an address in the United Kingdom. Payments will be subject in all cases to any applicable fiscal and other laws and regulations but shall otherwise be made without set-off or counterclaim.

7. Purchase

The Company may at any time purchase any Notes by tender (available to all Noteholders alike) or by private treaty at any price.

8. Cancellation

Notes purchased or repaid by the Company will be cancelled and shall not be available for reissue.

9. Modification

(1) The Company may amend the provisions of the Instrument (including the Conditions), without the sanction or consent of Noteholders if such amendment would not be prejudicial to the interests of the Noteholders or is of a formal, minor or technical nature or to correct a manifest error.

(2) The provisions of the Instrument (including the Conditions) and the rights of the Noteholders may from time to time be amended, modified, abrogated or compromised or any arrangement agreed in any respect with the sanction of an Extraordinary Resolution and the written consent of the Company.

(3) Any such amendment, modification, abrogation, compromise, or arrangement effected pursuant to either paragraph (1) or (2) of this Condition shall be binding on all Noteholders.

10. Transfer

(1) Notes may be transferred (subject to these Conditions) in amounts or integral multiples of £1 by an instrument in writing in the usual or common form. An instrument of transfer must not include any securities other than the Notes.

(2) Every instrument of transfer must be signed by or on behalf of the transferor and the transferor shall remain the owner of the Notes to be transferred until the name of the transferee is entered in the Register in respect of those Notes.

(3) Every instrument of transfer must be lodged for registration at the office of the Registrar accompanied by the relevant Note(s) and such other evidence as the Company may require to prove the title of the transferor or his right to transfer the Notes or the authority of the person signing the instrument.

(4) No transfer of a Note shall be registered:

(a) during the period of two Business Days immediately preceding the Interest Payment Date; or

(b) if a notice requiring repayment of that Note (in whole or in part) has been given; or

(c) when the Register is closed.

(5) If part only of the principal amount of any Note so lodged is transferred, the Company shall without charge issue to the Noteholder a new Note for the balance of the principal amount due to him. All instruments of transfer which are registered may be retained by the Company.

11. Transmission

(1) Any person becoming entitled to a Note in consequence of the death or bankruptcy of any Noteholder or otherwise by operation of law may upon producing evidence that he sustains the character in respect of which he proposes to act under this Condition or of his title to the Note as the Directors shall reasonably require be registered himself as the Noteholder or, subject to Condition 10, may transfer the Note.

(2) The executors or administrators of a deceased holder of a Note (not being one of several joint holders) shall be the only persons recognised by the Company as having any title to or interest in such Note.

(3) In the case of the death of any of the joint holders of a Note the survivors or survivor will be the only persons or person recognised by the Company as having any title to or interest in such Note.

12. Foreign currency election

(1) The amount payable by way of principal on repayment of any of the Notes shall be payable in sterling or, if a Noteholder so elects in writing less than 60 but more than 30 days before the relevant date for repayment, in US dollars of a sum calculated in accordance with this Condition.

(2) That sum shall be such amount as would have been needed to purchase the sterling amount otherwise due on repayment on the tenth Business Day before the due date for repayment (at the spot rate for the purchase of sterling with US dollars certified by The Royal Bank of Scotland plc as prevailing at or about 11.00 a.m. London time on that date), provided that the amount in US dollars shall be no less than (and, if it is, shall be equal to) 99.5 per cent., and shall be no more than (and, if it is, shall be equal to) 100.5 per cent. (or, in the case of repayment falling on or before the first anniversary of the date of this Note, 100 per cent.), of the US dollar equivalent of the sterling amount which would have been payable on the due date for repayment but for the election made by the Noteholder (calculated at the spot rate for the purchase of sterling with US dollars certified by the Royal Bank of Scotland plc as prevailing at or about 11.00 a.m. London time on the relevant repayment date or, if such a date is not a Business Day, on the immediately preceding Business Day).

13. Lost or destroyed Notes

If a Note is defaced, lost or destroyed it may be renewed on payment by the Noteholder of the expenses of renewal and on such terms (if any) as to evidence and indemnity as the Directors

may require but so that, in the case of defacement, the defaced Note shall be surrendered before a new Note is issued. An entry as to the issue of a new Note and indemnity (if any) shall be made in the Register.

14. Substitution and exchange

(1) The Company may at any time and from time to time, without the consent of the Noteholders, be replaced and substituted by any member of the BLB Investor's Group as principal debtor or principal debtors (on one or more occasion) (in such capacity, the **Substituted Debtor**) in respect of all or any of the Notes provided that:

(a) the Company obtains an opinion from independent tax counsel (obtained shortly before such substitution takes place and based on full disclosure of relevant facts) to the effect that there is no significant risk that the substitution will be treated as a disposal of the Notes for the purposes of United Kingdom taxation of chargeable gains or the Inland Revenue confirms in writing that the substitution will not be treated as a disposal of the Notes for the purpose of United Kingdom taxation of chargeable gains; and

(b) such documents (if any) are executed by the Substituted Debtor as may be necessary to give full effect to the substitution (the **Documents**) including those pursuant to which the Substituted Debtor shall undertake in favour of each relevant Noteholder to be bound by the terms and conditions of the relevant Notes as fully as if the Substituted Debtor had been named in the Instrument and the Notes as the principal debtor in respect of those Notes.

(2) Upon execution of the Documents, the relevant Notes shall have effect as if the Substituted Debtor were named in the Notes as principal debtor in place of the Company and the Company shall be released from all its obligations in respect of the Notes.

(3) Not less than 20 Business Days after execution of the Documents the Company shall give notice of any substitution to the Noteholders.

(4) The Company may at any time require all or any of the Noteholders to exchange the Notes for loan notes issued by the Substituted Debtor on the same terms and conditions as those applicable to the Notes provided that the Company's right to require an exchange pursuant to this Condition shall be exercisable only if:

(a) the Company has obtained the opinion of independent tax counsel that such exchange will not crystallise a charge to United Kingdom capital gains tax or corporation tax on chargeable gains and has obtained all relevant clearances from the relevant United Kingdom taxation authority; and

(b) the loan notes issued in exchange will be issued on the same terms as the Loan Notes, save that the terms of the new loan notes will not include any further right of the issuer to require exchange or any similar right of exchange or conversion into other shares or securities.

(5) The Company shall not be entitled to exercise its power of substitution or exchange under this Condition in respect of any holding of Notes if to do so would result in the holders of such Notes receiving payments of interest under withholding or deduction in respect of tax (or an increase in the rate of any such withholding or deduction) provided that this Condition

shall not prevent the Company exercising its power of substitution if the Substituted Debtor is a company resident in the United Kingdom for the purposes of United Kingdom taxation or its power of exchange if the Substituted Debtor is a company resident in the United Kingdom for the purposes of United Kingdom taxation notwithstanding that the substitution or exchange may result in the holders of the Notes receiving payments of interest under withholding or deduction in respect of tax (or an increase in the rate of any such withholding or deduction).

(6) For the avoidance of doubt, in the event that the Company or any Substituted Debtor complies fully with the provisions of this Condition, neither the Company nor the Substituted Debtor shall be liable for any tax or increase in tax of a Noteholder or to make any payment in respect of any withholding or deduction in respect of tax (or an increase in the rate of any such withholding or deduction) which arises in connection with a substitution or exchange.

16. Notices

(1) A Noteholder whose registered address is outside the United Kingdom and who supplies to the Registrar or the Company an address in the United Kingdom as his address for the service of notices shall be entitled to have notices given to him at that address, but otherwise only Noteholders with a registered address in the United Kingdom shall be entitled to receive any notice from the Company.

(2) Any notice or document may be served on a Noteholder by sending it by prepaid post to his registered address or, if he has no registered address within the United Kingdom, to the address (if any) within the United Kingdom supplied by him to the Registrar or the Company as his address for the service of notices.

(3) In the case of joint Noteholders a notice or document served on the Noteholder whose name stands first in the Register shall be sufficient notice to all the joint Noteholders.

(4) Any notice or document may be served on the person entitled to a Note in consequence of the death or bankruptcy of any Noteholder by sending it by prepaid post to him by name or by the title of the representative or trustees of such Noteholder at the address (if any) in the United Kingdom supplied for the purpose by such persons or (until such address is supplied) by giving notice in the manner in which it would have been given if the death or bankruptcy had not occurred.

(5) Any notice or document sent by post shall be deemed to have been served at the expiration of 24 hours (or, where second class post is employed, 48 hours) after the time when it is put into the post and in proving such service it shall be sufficient to prove that the envelope containing the notice or document was properly addressed, stamped and posted.

(6) Any document or remittance sent by post shall be sent at the risk of the Noteholder entitled to it.

17. Governing Law

The Notes are governed by, and shall be construed in accordance with, English law.

SCHEDULE 2

PROVISIONS FOR MEETINGS OF NOTEHOLDERS

1. Calling of meetings

(1) The Company may at any time convene a meeting of the Noteholders. The Company shall also convene a meeting of the Noteholders if so required in writing signed by Noteholders representing not less than one-tenth in nominal amount of the Notes for the time being outstanding (excluding any in respect of which a notice requiring repayment has been given).

(2) Every such meeting and every adjourned meeting shall be held at the registered office of the Company for the time being or such other place as the Company may specify.

2. Notice of meetings

(1) At least 14 or, in the case of a meeting convened for the purpose of considering an Extraordinary Resolution, at least 21 clear days' notice of any meeting of Noteholders shall be given to the Noteholders.

(2) Any such notice shall specify the place, day and time of the meeting and the general nature of the business to be transacted at the meeting but, except in the case of a resolution to be proposed as an Extraordinary Resolution, it shall not be necessary to specify the terms of any resolution to be proposed. Any such notice shall include a statement to the effect that proxies may be appointed in accordance with the provisions of this Schedule.

(3) The accidental omission to give notice to, or the non-receipt of notice by, any of the Noteholders shall not invalidate the proceedings at any meeting.

3. Chairman

A person (who need not be a Noteholder) nominated in writing by the Company shall be entitled to take the chair at a meeting of the Noteholders but if no such nomination is made or if at any meeting the person nominated is not present within 15 minutes after the time appointed for the holding of the meeting, the Noteholders present shall choose one of their number to be chairman.

4. Quorum

At a meeting of the Noteholders two or more persons present in person or by proxy holding or representing a majority in nominal amount of the Notes for the time being outstanding shall form a quorum for the transaction of business. No business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum is present at the commencement of business.

5. Absence of quorum

If within 15 minutes from the time appointed for a meeting of the Noteholders a quorum is not present, the meeting shall, if convened upon the requisition of Noteholders, be dissolved. In any other case it shall stand adjourned to such day and time (being not less than 14 nor more than 42 clear days after the time of the original meeting) and to such place as the

chairman may decide. At such adjourned meeting, one or more Noteholders present in person or by proxy shall form a quorum.

6. **Notice of adjourned meeting**

At least 14 clear days' notice of any meeting adjourned through want of a quorum shall be given in the same manner as for an original meeting and such notice shall state the quorum required at such adjourned meeting. It shall not otherwise be necessary to give any notice of an adjourned meeting.

7. **Adjournment of meeting**

The chairman may with the consent of (and shall if directed by) any meeting adjourn the same from time to time (being not less than 14 nor more than 42 clear days after the time of the original meeting) and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the original meeting.

8. **Voting on a show of hands**

(1) Every question submitted to a meeting of Noteholders shall be decided in the first instance by a show of hands and, in the case of an equality of votes, the chairman shall, both on a show of hands and on a poll, have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a Noteholder or as a duly appointed proxy or representative.

(2) Unless a poll is lawfully demanded, a declaration by the chairman that the resolution has been carried or carried by a particular majority or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

9. **Demand for poll**

A poll may be demanded (before or on the declaration of the result of the show of hands) by the chairman, the Company or by one or more persons holding Notes or being proxies and being or representing in the aggregate the holders of not less than one-twentieth of the nominal amount of the Notes then outstanding.

10. **Manner of taking poll**

(1) If at any meeting a poll is demanded it shall be taken in such manner below as the chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll.

(2) Any poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting without adjournment. A poll demanded on any other question shall be taken at such time and place as the chairman may direct. No notice need be given of a poll not taken immediately.

(3) The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded. The demand for a poll may be withdrawn.

11. Persons entitled to attend and vote

Any persons duly authorised by the Company (including, without limitation, their respective legal and financial advisers) shall be entitled to attend and speak at any meeting of the Noteholders. No person shall otherwise be entitled to attend or vote at any meeting of the Noteholders unless he is registered as a Noteholder or is a representative of a corporation which is a Noteholder or a proxy of a person who is a Noteholder.

12. Voting

(1) At any meeting of Noteholders:

(a) on a show of hands every Noteholder who (being an individual) is present in person or by proxy or (being a corporation) is present by its duly authorised representative or by proxy, shall have one vote; and

(b) on a poll every person who is so present shall have one vote in respect of every £1 nominal of Notes of which he is the holder or in respect of which he is a representative or proxy.

Without prejudice to the obligations of any proxies any person entitled to more than one vote on a poll need not use all his votes or cast all the votes to which he is entitled in the same way.

(2) In the case of joint Noteholders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

13. Proxies

(1) A Noteholder may appoint a proxy (who need not be a Noteholder) by instrument in writing in any usual or common form or in any other form which the Directors may approve or accept. The instrument appointing a proxy shall be signed by the appointor or his agent authorised in writing or, if the appointor is a corporation, shall either be executed under its common seal or be signed by an agent or officer authorised for that purpose. The Company may, but shall not be bound to, require evidence of the authority of any such agent or officer.

(2) An instrument appointing a proxy shall, unless the contrary is stated in it, be valid for any adjournment of a meeting as well as for the meeting to which it relates. No instrument appointing a proxy shall be valid after the expiration of 12 months from its date of execution.

(3) A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed or (until registered) the transfer of the Note in respect of which the vote is given provided that no intimation in writing of such death or insanity, revocation or transfer was received by the Company at its registered office before the commencement of the meeting or adjourned meeting, or of the taking of the poll, at which the proxy is used.

14. Deposit of proxies

An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at such place as the Company may, in the notice convening the meeting, direct or, if no such place is appointed, at the registered office of the Company not less than 48 hours before the time appointed for holding the meeting or taking the poll at which the person named in the instrument proposes to vote and in default the instrument shall not be treated as valid.

15. Corporate representatives

Any corporation which is a Noteholder may by resolution of its directors or other governing body authorise any person to act as its representative at any meeting of Noteholders and such representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Noteholder present in person at the meeting.

16. Powers of meeting

A meeting of the Noteholders shall in addition to all other powers (but without prejudice to any powers conferred on other persons in the Instrument) have the following powers exercisable only by Extraordinary Resolution namely:

(a) to sanction any proposal by the Company for any amendment, modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Noteholders against the Company whether such rights shall arise under the Conditions, the Instrument or otherwise;

(b) to sanction the exchange or substitution for the Notes of, or the conversion of the Notes into, other obligations or securities of the Company or any other person or entity;

(c) to assent to any amendment, modification, abrogation or variation of the Conditions or other provisions of this Instrument which is proposed by the Company;

(d) to authorise any person to execute and do all such documents, deeds, acts and things as may be necessary to carry out and give effect to any Extraordinary Resolution;

(e) to give any authority or sanction which under the provisions of this Instrument is required to be given by Extraordinary Resolution; and

(f) to appoint any persons (whether Noteholders or not) as a committee or committees to represent the interests of the Noteholders and to confer upon such committee or committees any powers or discretions which the Noteholders could themselves exercise by Extraordinary Resolution.

17. Effect of Extraordinary Resolution

An Extraordinary Resolution passed at a meeting of the Noteholders duly convened and held in accordance with this Instrument shall be binding upon all the Noteholders, whether present or not at such meeting, and each of the Noteholders shall be bound to give effect to it

accordingly. The passing of any such resolution shall be conclusive evidence that the circumstances of any such resolution justify its passing.

18. Minutes

Minutes of all resolutions and proceedings at every meeting of Noteholders shall be made and duly entered in books to be from time to time provided for that purpose by the Company. Any such minutes, if they purport to be signed by the chairman of the meeting at which such resolutions were passed or proceedings transacted or by the chairman of the next succeeding meeting of the Noteholders, shall be conclusive evidence of the matters contained in them. Until the contrary is proved, every meeting in respect of which minutes of the proceedings have been made and signed in accordance with this paragraph shall be deemed to have been duly held and convened and all resolutions passed or proceedings transacted at such meeting to have been duly passed and transacted.

19. Resolutions in writing

A resolution in writing proposed by the Company and signed by the holders of not less than three-quarters in nominal amount of the Notes for the time being in issue shall have effect in the same manner as an Extraordinary Resolution duly passed at a meeting of Noteholders duly convened and held. Such a resolution may be contained in one document or in several documents in like form each signed by one or more of the Noteholders.

EXECUTED as a deed by the Company)
acting by [ ])
and [ ])

....
Director Director/Secretary

Exhibit II-2-nn

BLB Invstors, L.L.C.
Corporation Trust Center
1209 Orange Street
Wilmington
New Castle
Delaware

Mourant & Co Trustees Limited (the **Trustee**)
22 Grenville Street,
St Helier
Jersey
Channel Islands
JE4 8PX

30 April, 2004

Dear Sirs,

Indemnity in relation to the Lincoln Park Litigation

1. **Background**

In September, 2003, following an investigation by a Federal Grand Jury in Rhode Island, an indictment was issued by the United States District Court for the District of Rhode Island against Lincoln Park Inc., one of the indirect wholly owned subsidiaries of Wembley plc (**Wembley**) which owns the Lincoln Park gaming and entertainment facility, and against two Wembley group executives (indictment (CR. No. 03-81-03 ML) (the **Lincoln Park Litigation**). On the 27th January, 2004, Wembley announced that Lincoln Park Inc. had entered into an agreement with the United States, acting by and through the US Attorney, to deposit US$8.0 million into an escrow account, following agreement with the US Attorney that this is the maximum aggregate fine that would be sought in the event of a conviction of Lincoln Park Inc. on all counts under the indictment against it. As part of this agreement, the US Attorney also confirmed that he would not object to the transfer of the business of Lincoln Park Inc. to another Wembley subsidiary.

In connection with the recommended cash offer being made today by and on behalf of BLB Worldwide Acquisition, Inc. (**BLB Acquisition**) for the entire issued and to be issued share capital of Wembley (the **Offer**), it is proposed that the following steps will be effected in order to separate from the Wembley group (simultaneously with its acquisition by BLB Acquisition) any potential liability for, and associated costs of, the Lincoln Park Litigation:

(a) Lincoln Park Inc. will be reorganised by way of merger into LPRI, LLC (**LPRI**);

(b) LPRI will transfer (by distribution or otherwise) its business and assets to its immediate holding company, UTGR Inc. (**UTGR**), and UTGR will assume all the liabilities of LPRI except that LPRI will retain its potential liability for, and associated costs of, the Lincoln Park Litigation. LPRI will also retain a cash balance of US$8.0 million. Except for the foregoing, LPRI will have no assets or liabilities;

(c) UTGR will sell its membership interest in LPRI to Wembley at market value;

(d) Wembley will transfer its membership interest in LPRI to a limited liability company incorporated or to be incorporated under the laws of Jersey as a direct, wholly-owned subsidiary of Wembley (**LPR**) in exchange for an issue of shares by LPR. LPR will have no assets other than cash balances of US$8.3 million and its interest in LPRI (and a Jersey company which will be the new manager of LPRI). LPRI will hold a cash balance of US$ 8.0 million deposited in escrow as referred to above. The Wembley directors believe, following legal advice that such amounts, will be sufficient to meet the potential liability for, and associated costs of, the Lincoln Park Litigation; and

(e) shortly before the Offer becomes or is declared unconditional in all respects, Wembley will enter into a sale and purchase agreement (the **Sale Agreement**) substantially in the form annexed hereto and initialled on our behalf (with a limited liability company to be incorporated under the laws of Jersey (the **Purchaser**), as a wholly-owned subsidiary of a Jersey charitable trust (the **Trust**), of which the Trustee is to be the original trustee) to sell the entire issued share capital of LPR to the Purchaser, on and subject to the terms and conditions of the Sale Agreement.

The Trustee has agreed to establish the Trust, to act as the original trustee of the Trust and to incorporate the Purchaser and the new manager of LPRI as referred to in the Sale Agreement.

2. The Indemnity

(1) Subject to and in consideration of:

(a) the Trustee (i) establishing the Trust pursuant to an instrument substantially in the agreed form annexed hereto and initialled on our behalf for identification, (ii) acting as original trustee of the Trust and (iii) causing the incorporation of the Purchaser and the new manager of LPRI as referred to in the Sale Agreement, in each case as a private limited exempt company incorporated under the laws of Jersey and to be owned as referred to above; and

(b) the Trustee causing the Purchaser to enter into the Sale Agreement substantially in the form referred to above,

BLB Investors, L.L.C. (**BLB Investors**) undertakes to indemnify the Trustee and its officers and employees (the **Indemnified Persons**) with effect from the date of completion of the Sale Agreement (the **Effective Date**) on the terms set out below (the **Indemnity**).

(2) Subject to the terms and conditions of this letter, BLB Investors undertakes to indemnify the Indemnified Persons on demand for all costs (including legal costs on an indemnity basis) and expenses which are reasonably incurred and any losses and damages or other liabilities reasonably incurred by an Indemnified Person to the extent that they relate directly or indirectly to the Lincoln Park Litigation.

(3) BLB Investors shall not be liable to the Indemnified Persons for a claim under the Indemnity to the extent that such claim arises, or is increased, as a result of the bad faith, fraud or negligence of any Indemnified Person and BLB Investors shall not be liable for any consequential loss or damage including loss of profits of any Indemnified Person.

(4) If any Indemnified Person becomes aware of any third party claim, potential claim, matter or event which it could reasonably be expected might lead to a claim under the Indemnity then:

(a) the Indemnified Person shall procure that notice thereof is promptly given BLB Investors;

(b) no Indemnified Person shall make any admission of liability, agreement or compromise with any person, body or authority in relation to any such claim without prior consultation with and the prior agreement of BLB Investors;

(c) the Indemnified Persons shall take such action as BLB Investors may reasonably request to avoid, dispute, resist, appeal, compromise or defend such claim or any adjudication in respect thereof;

(d) the Indemnified Person shall ensure, at the request in writing of BLB Investors, that BLB Investors is placed in a position to take on or take over the conduct of all proceedings and/or negotiations of whatsoever nature arising in connection with the claim in question; and

(e) if BLB Investors does not elect to take control of the conduct of proceedings under sub-paragraph (d), the Indemnified Person shall ensure that BLB Investors is kept fully informed of any actual or proposed developments (including any meetings) and shall be provided with copies of all correspondence and documentation relating to such claim or action and such other information, assistance and access to records and personnel as it reasonably requires.

(5) Upon any claim being made, or notification from an Indemnified Person to BLB Investors of any matter which it could reasonably be expected might lead to a claim being made under the Indemnity, the Indemnified Persons shall make available to professional advisers appointed by BLB Investors such access to relevant personnel and to relevant records and information as BLB Investors may reasonably require in connection with such claim or potential claim.

(6) Nothing in this letter shall be deemed to relieve any Indemnified Person from any common law duty to mitigate any cost, expense loss, damage or liability incurred by it as a result of the Lincoln Park Litigation and each Indemnified Person shall be under an express obligation so to mitigate.

(7) BLB Investors undertakes to pay the reasonable fees and expenses of the Indemnified Persons incurred in complying with paragraphs (4) and/or (5) and/or (6) above.

(8) This paragraph applies if:

(a) BLB Investors makes a payment (excluding any interest on a late payment) in respect of a claim under the Indemnity (the **Damages Payment**); and

(b) at any time after the making of the relevant payment any Indemnified Person receives any sum other than from BLB Investors, which would not have been received but for the circumstance which gave rise to that claim under the Indemnity (the **Third Party Sum**); and

(c) the receipt of the Third Party Sum was not taken into account in calculating the Damages Payment; and

(d) the aggregate of the Third Party Sum and the Damages Payment exceeds the amount required to compensate the Indemnified Person in full for the loss or liability which gave rise to the claim in question under the Indemnity, such excess being the **Excess Recovery**.

If this paragraph applies, the Indemnified Person shall, promptly on receipt of the Third Party Sum by it repay to BLB Investors an amount equal to the lower of (i) the Excess Recovery and (ii) the Damages Payment, after deducting (in either case) all costs incurred by the Indemnified Person in recovering the Third Party Sum and any taxation payable by the Indemnified Person by virtue of its receipt.

3. **General**

(1) In this letter references to a person include a body corporate and an unincorporated association of persons, references to a Trustee include his estate and personal representatives and references to a party to this letter include references to the successors or assigns (immediate or otherwise) of that party.

(2) None of the rights or obligations of any party under this letter may be assigned or transferred without the prior written consent of the other parties.

(3) Any notice or other document to be served under this letter may be delivered or sent by post to the party to be served at its address appearing in the top of this letter or at such other address as it may have notified to the other parties. Any notice or other documents sent by post shall be sent by pre-paid first class post (if within the United Kingdom or Jersey) or by pre-paid airmail (if elsewhere). Any notice or document shall be deemed to have been served:

(a) if delivered, at the time of delivery; or

(b) if posted, at 10.00 am on the business day after it was put into the post, if sent within the United Kingdom or Jersey, or at 10.00 am (local time at the place of destination) on the fifth business day after it was put into the post, if sent by airmail.

In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted (either by prepaid first class post or by prepaid airmail, as the case may be).

(4) The existence of this letter and its contents are confidential to the parties and shall not be disclosed to any third party, except as may be required by law. Nothing in this letter shall be construed as requiring either party to do any act or thing which is in breach of the laws or regulations of any country.

(5) Any dispute or difference arising out of or relating to this letter, or the breach hereof, shall, by notice in writing, be settled by arbitration under the Rules of the London Court of International Arbitration. An award rendered in connection with an arbitration pursuant to this paragraph shall be final and binding, and judgement upon such an award may be entered and enforced in any court of competent jurisdiction; provided however that the parties agree that the arbitrator may award compensatory damages only and not punitive damages. The forum for arbitration shall be London and the governing law for such arbitration shall be the law of England. The arbitration shall be conducted in the English Language.

(6) A person who is not a party to this letter may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 or otherwise.

(7) This letter is governed by and should be construed in accordance with English law.

(8) This letter is intended to be legally binding.

Yours faithfully

....
For: BLB Investors, L.L.C.

By:

Accepted and acknowledged:

....
For: Mourant & Co Trustees Limited

Date 29/04/04

Exhibit II-2-oo

This is the Instrument of Trust to be entered by Mourant & Co. Trustees Limited referred to in the Indemnity Letter dated 30 April 2004

Initialled for Identification: Allen + Overy

Dated ______________________________ 2004

MOURANT & CO. TRUSTEES LIMITED

INSTRUMENT OF TRUST
known as
THE [!] TRUST

Mourant

Mourant du Feu & Jeune
PO Box 87, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands
Tel: 01534 609 000 Fax: 01534 609 333

TABLE OF CONTENTS

THIS INSTRUMENT OF TRUST is made on 2004BY Mourant & Co. Trustees Limited whose registered office is at 22 Grenville Street St Helier Jersey JE4 8PX (the ***Original Trustee***).

WHEREAS:

(A) The Original Property as specified in the Schedule has or will be paid and transferred to the Original Trustee or otherwise placed under its control to the intent that the Original Property will be held by the Trustees upon the trusts and in the manner hereinafter declared.

(B) Further money investments or other property may be paid transferred to or otherwise placed under the control of the Trustees to be held upon the trusts hereof.

(C) For the purposes of identification the trust constituted by this Instrument of Trust (the ***Trust***) shall be known as The [!] Trust or by such other name as the Trustees may from time to time declare to be the name of this Trust.

NOW THIS INSTRUMENT WITNESSES as follows:-

1. **Interpretation**

1.1 Where the context permits:

(a) ***charitable purposes*** means purposes recognised as charitable by the law of Jersey wherever in the world such purposes are to be or may be carried into effect and the word ***charitable*** shall be construed accordingly;

(b) ***charity*** means any trust association company or other body (corporate or unincorporate) which is established exclusively for charitable purposes and shall only include a charity established in Jersey if the income of such charity is exempt from tax under the Income Tax (Jersey) Law 1961 as amended;

(c) ***Company*** means [!] Limited [to be incorporated in Jersey/BVI];

(d) ***instrument*** includes any document executed in the manner required by the law of Jersey or by the law of the place where the same was executed;

(e) ***Original Property*** means the property specified in the Schedule;

(f) ***Trustees*** means the Original Trustee or the trustees for the time being and from time to time of this Trust;

(g) ***Trust Fund*** means while and to the extent the same shall be subject to this Trust:

(i) the Original Property;

(ii) all other money investments or other property which may hereafter be transferred or paid to or into the control of or otherwise vested in and accepted by the Trustees as additions to the Trust Fund;

(iii) any accumulations made in pursuance of the power hereinafter contained; and

(iv) the property from time to time representing the Original Property such additions and such accumulations.

1.2 Words importing the singular shall include the plural and the masculine gender shall include the feminine and the neuter and vice versa in each case and words importing persons shall include bodies of persons whether corporate or unincorporate.

1.3 References to Clauses and Schedules are unless the context requires otherwise references to clauses and schedules of and to this Instrument of Trust.

1.4 Clause headings are used for convenience only and shall not affect the interpretation hereof.

2. **Trust Fund**

2.1 The Trustees shall stand possessed of the Trust Fund **UPON TRUST** as to the investments or other property other than money in their discretion either to permit the same to remain as invested or to sell or convert into money all or any of such investments or other property and **UPON TRUST** as to money with a like discretion to invest the same in their name or under their control in any of the investments authorised hereunder with power at a like discretion from time to time to vary or transpose any such investments for others of a nature authorised hereunder.

2.2 The Trustees shall stand possessed of the Trust Fund upon with and subject to the trusts powers and provisions herein contained or imposed by law of and concerning the same and the Trustees shall have the right at any time or times to accept such additional money investments or other property as may be paid transferred to or otherwise placed under their control by any persons by gift *inter vivos* by will or under the provision of any other trust or otherwise to be held upon the trusts hereof.

2.3 [The Original Property shall be applied by the Trustees to subscribe for or acquire [!] shares of [[!] each / no par value] in the share capital of the Company but subject thereto] any moneys requiring investment hereunder may be invested in or upon any such investments of whatsoever nature and wheresoever situate and whether producing income or not (including where permissible by law the purchase of any immovable or movable property whatsoever or any interest therein) as the Trustees shall in their discretion think fit.

3. **Objects of the Trust**

3.1 The Trustees shall hold the Trust Fund and the income thereof **UPON TRUST** to pay transfer or apply all or any part thereof to or for the benefit of such charities and charitable purposes in such shares or proportions as the Trustees shall at their discretion from time to time determine and failing such determination **UPON TRUST** for charity generally.

3.2 Subject thereto the Trustees shall have power to accumulate all or any part of the income of the Trust Fund from time to time or at any time or for periods continuous or discontinuous as the Trustees may in their discretion think fit and shall hold any accumulations so made as part of the Trust Fund.

4. **Powers and Immunities**

4.1 The Trustees shall in relation to the Trust Fund have all the same powers as a natural person acting as beneficial owner thereof and without prejudice thereto and all statutory powers and immunities have the powers and immunities set out herein it being provided that the Trustees shall not exercise any of their powers so as to conflict with the beneficial provisions of this Trust or infringe any restrictions imposed herein upon the exercise of any powers.

4.2 Subject to and without prejudice to Clause 4.1 the Trustees shall have the following powers:-

(a) to employ and pay at the expense of the capital or income of the Trust Fund any agent in any part of the world and whether a solicitor advocate attorney banker accountant stockbroker or other agent to transact any business or do any act required to be transacted or done in the execution of the trusts hereof including the receipt and payment of money and the execution of documents;

(b) to determine as the Trustees shall consider just and the law may permit whether any moneys for the purposes of this Trust be considered as capital or income of the Trust Fund and whether out of the capital or income any taxes expenses outgoings or losses shall or ought to be paid or borne;

(c) in the event of any probate succession estate or other duties or fees or of any taxes upon capital income or wealth or of any other taxes of whatsoever nature and wheresoever arising becoming payable in Jersey or in any other part of the world in respect of the Trust Fund or any parts thereof or in respect of any property transferred by or to or under the control of the Trustees or any other person to pay all or any part of such duties fees and taxes out of the Trust Fund and to have entire discretion as to the time and manner in which the said duties fees and taxes shall be paid (whether or not any such payment shall be capable of being enforced by law) and no person shall be entitled to make any claim for breach of trust or otherwise against the Trustees by reason of them making such payment;

(d) at any times and in any parts of the world and either alone or jointly with any other persons to form or incorporate or cause to be formed or incorporated or to acquire or cause to be acquired any company or corporation aggregate whether or not with limited liability and with such objects powers rules articles and regulations as the Trustees in their discretion may think fit and to vary or amend any of such objects powers rules articles and regulations or if the Trustees shall think fit as aforesaid to effect the reconstruction of any such company or corporation or its amalgamation with some other body or to put it into liquidation;

(e) to promote or concur in the winding up dissolution or liquidation of any company in which they are interested as holders of shares or other securities and accept in satisfaction of all or any of their rights therein a distribution *in specie* of the assets of any such company and have power thereafter to hold and carry on business with such assets either alone or in conjunction with any other persons whatsoever and wheresoever;

(f) to invest or hold or allow to remain in the name or under the control of some or one only of the Trustees or of any person or corporation as nominee of the Trustees the whole or such part of the Trust Fund as the Trustees shall in their discretion think fit;

(g) to borrow or raise money or enter into any guarantees for or in connection with any of the purposes of this Trust;

(h) to give all such undertakings and enter into such contracts and incur all such obligations relating to the Trust Fund or any parts thereof as the Trustees shall in their discretion think fit and in particular but without limiting the generality of the foregoing the Trustees shall in their discretion have power to enter into undertakings fettering the Trustees' right to sell transfer or otherwise dispose of any investments forming a part of the Trust Fund and fettering their right to exercise any voting rights associated therewith;

(i) to assign pledge charge mortgage hypothecate or otherwise encumber either in Jersey or elsewhere the whole or any parts of the Trust Fund by way of security for any

borrowing or guarantee or other obligation made given or incurred by the Trustees in connection with this Trust;

(j) to institute and defend proceedings at law and to proceed to the final end and determination thereof or compromise the same as the Trustees shall consider advisable;

(k) to act or to nominate one or more persons to act as director or other officer or employee of any company in which any part of the Trust Fund may be invested either in Jersey or elsewhere and to retain any fees or other remuneration received in respect of any such directorship office or employment notwithstanding that it is held by virtue of votes attaching to the Trustees holding any shares or stock in such company and provided always that this paragraph shall be construed subject to Clause 4.4;

(l) from time to time to employ and if the Trustees shall in their discretion think fit act upon the advice of an investment adviser and the Trustees shall not be responsible for any loss occasioned by reason of their having acted or failed to act upon advice received from any such adviser;

(m) to give proxies and powers of attorney (with or without powers of substitution) for voting or acting on behalf of the Trustees in relation to the Trust Fund or any part thereof;

(n) to exercise or to choose not to exercise all voting rights appertaining to the Trust Fund or any parts thereof as the Trustees shall in their discretion think fit; and

(o) to lend any moneys forming part of the Trust Fund to or for the benefit of any charity or charitable purpose with or without security and upon such terms as the Trustees shall in their discretion think fit.

4.3 The Trustees shall not be bound to maintain a balance between income and capital nor shall they be under any obligation to diversify the investments in the Trust Fund.

4.4 If the Trust Fund shall include any shares or other interests in a company the ownership of which gives to the Trustees the right in any circumstances to control the affairs of such company or of any of its subsidiaries the Trustees shall be under no liability or duty to appoint any representative to the board of directors of such company or of any of its subsidiaries and further shall have no responsibility to enquire into oversee or take part in the management or affairs or business of such company or any of its subsidiaries and in the event that any representative of the Trustees as aforesaid is appointed to the board of directors of such company or any of its subsidiaries the provisions of Clause 6 hereof shall apply both to the Trustees and to any such representative.

4.5 The Trustees shall have power from time to time revocably or irrevocably to release or to any extent restrict the future exercise of any of their powers notwithstanding the fiduciary nature thereof.

5. Delegation

5.1 Any Trustee may from time to time delegate to any person (other than a Trustee or a delegate of a Trustee) for any period and upon any terms whatsoever the execution or exercise of all or any trusts powers and discretions vested in it in connection with this Trust.

6. **Liability of Trustees**

6.1 The Trustees shall be released from any further liability in respect of the whole or any part of the Trust Fund which is paid or transferred to or applied for the benefit of any charity or charitable purpose.

6.2 In the purported execution of the trusts and powers hereof no Trustee or delegate of a Trustee shall be liable for any loss or loss of profit to the Trust Fund arising in consequence of the failure depreciation or loss of any investments made or retained in good faith or any failure to enhance the value of the Trust Fund or any part thereof or by reason of any act or omission made in good faith or of any other matter or thing except fraud wilful misconduct or gross negligence on the part of the Trustee or delegate who is sought to be made liable and in the case of a corporate Trustee or corporate delegate of a Trustee all references in this clause thereto shall include the officers and employees thereof.

6.3 Without prejudice to the generality of Clause 6.2 the Trustees shall not incur any liability whatsoever arising from:

(a) the negligence or fraud of any delegate or agent appointed or employed by the Trustees or any of them in good faith although the appointment or employment of such delegate or agent was not strictly necessary or expedient; or

(b) anything done or omitted in conformity with any advice given or purported to have been given by any investment adviser or manager appointed or employed by the Trustees or any of them in connection with this Trust or the delegation to any such adviser or manager of all or any of the Trustees' powers and discretions with regard to making retaining varying or transposing investments.

7. **Trustees**

7.1 The power of appointing new or additional trustees of this Trust shall be vested in the Trustees or the personal representative or the liquidator of the last remaining Trustee and such power shall extend to the appointment of new trustees in place of any Trustee dying or resigning his trusteeship and also to the appointment of additional trustees up to any number subject to such limit (if any) as may for the time being be imposed by law but so that any person whether an individual or a body corporate may be appointed and if appointed may act as a new or additional trustee of this Trust notwithstanding that he is resident outside Jersey.

7.2 There shall be no requirement that there be more than one Trustee.

7.3 The office of a Trustee shall be *ipso facto* determined and vacated if such Trustee being an individual shall be found to be a lunatic or of unsound mind or if he shall become subject to any proceedings under any bankruptcy or insolvency laws applicable to him or if such Trustee being a company shall enter into liquidation or dissolution whether compulsory or voluntary (not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction).

8. **Accounts and audit**

The Trustees shall keep accurate accounts of their trusteeship and may have them audited annually at the expense of the Trust Fund or the income thereof as the Trustees shall determine by a firm of chartered accountants selected by the Trustees.

9. **Trustees' Expenses and Remuneration**

9.1 The expenses in connection with the preparation establishment and administration of this Trust including without prejudice to the generality of the foregoing the remuneration and charge of the Trustees hereinafter provided for and of the investment and re-investment of any parts of the Trust Fund and the collection of income and other sums derivable therefrom may be paid out of the Trust Fund and may be charged against capital or income or partly out of one and partly out of the other at the discretion of the Trustees.

9.2 Any Trustee may receive reimbursement from the Trust Fund of any expenses costs and other liabilities including without prejudice to the generality of the foregoing liabilities to taxation incurred by him purely by reason of his duties relating to this Trust.

9.3 The Trustees shall have power by instrument at any time or times to indemnify to the extent permitted by law any persons who have at any time been trustees of this Trust and each of them and their respective officers and employees estates and effects from and against all or any actions proceedings costs claims and demands and including without limiting the foregoing liabilities whether or not then existing in respect of any duty tax or fiscal imposition arising from or otherwise in connection with the trusts hereof and to assign pledge charge mortgage hypothecate or otherwise encumber the whole or any parts of the Trust Fund as security for such indemnity in such manner as the Trustees shall in their discretion think fit.

9.4 Any Trustee who shall be a company authorised to undertake trust business shall be entitled in addition to reimbursement of its proper expenses to act as a Trustee on its normal terms and conditions (including the right to remuneration and the incidence thereof) in force from time to time and in addition any Trustee being a banker may without accounting for any resultant profit act as banker and perform any service on behalf of the trusts hereof and on the same terms as would be made with a customer.

9.5 Any Trustee who shall be a solicitor advocate attorney or accountant or engaged in any other profession business or trade shall be entitled to charge be reimbursed and be paid out of the Trust Fund his usual professional or other charges for work or business done or transacted or time expended by him or his firm or any employee or partner of his in the execution of or otherwise in relation to this Trust including acts which a trustee not being in that or any profession business or trade could have done. Any such person shall be entitled to retain any commission which would or may become payable to him notwithstanding that such commission is payable as a direct or indirect result of any dealing with property which is or may become subject to the trusts hereof.

10. **Variation**

The Trustees shall have power from time to time by instrument to revoke or vary any of the administrative provisions of this Trust or to add any further administrative provisions in such manner in all respects as the Trustees may consider expedient or to rectify any manifest errors in this Trust.

11. **Majority Decisions**

Every decision resolution or exercise of a power or discretion required to be or capable of being made by the Trustees shall be validly made if so made by a majority in number of the Trustees and any instrument executed in pursuance of any such decision resolution or exercise shall have binding legal effect (as if executed by all the Trustees) if it shall be executed by a majority in number of the Trustees but not so as to render any of the Trustees liable for any act or thing done or omitted without his consent by reason of the provisions of this clause or for any act in which he joins for conformity only.

12. **Irrevocability**

This Trust hereby created shall be irrevocable.

13. **Proper Law**

The proper law of this Trust is the law of Jersey notwithstanding that one or more of the Trustees may from time to time be resident or domiciled elsewhere than in Jersey.

IN WITNESS WHEREOF this Instrument of Trust has been duly executed by the Trustees the day and year first above written.

Schedule

The Original Property

The sum of [!]

THE COMMON SEAL of MOURANT & CO. TRUSTEES LIMITED was hereunto affixed in the presence of:-	)))

Exhibit II-2-pp

BLB Worldwide Acquisition, Inc.
Corporation Trust Center
1209 Orange Street
Wilmington
New Castle
Delaware

Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

30 April 2004

Dear Sirs

Recommended offer by BLB Worldwide Acquisition, Inc. for Wembley plc

1. In consideration of and conditional on your signing and dating where indicated below on a copy of this letter and returning it to us, you and we agree as set out in the remainder of this letter.

2. We refer to the draft Separation Agreement annexed to this letter and initialled on our behalf for identification (the "**Agreement**"). Terms defined in the Agreement have the same meanings in this letter unless those terms are otherwise defined in this letter or the context requires otherwise.

3. We undertake as soon as reasonably practicable to procure the establishment of a Jersey charitable trust of which the Purchaser will be a direct subsidiary and the new manager of LPRI (as referred to in the Agreement) is intended to be a direct subsidiary of the Purchaser. The trust shall be established on terms to be agreed between us and the trustees and approved by you in writing, such approval not to be unreasonably withheld or delayed. We shall make a donation to the trust of the sum of £2,000 and of such additional sum as is necessary to pay for the incorporation of the Purchaser and the new manager of LPRI in each case with the minimum capital necessary for their incorporation.

4. You undertake to enter into the Agreement in the form attached to this letter (subject only to such changes as we may approve in writing in advance) as soon as reasonably practicable and in any event within 14 days of your being given notice of the incorporation of the Purchaser (and subject to the trust being constituted as described in paragraph 3 above). You shall not agree any amendments to, terminate, suspend or abandon, or exercise any discretion or waive the exercise of any right or the performance of any obligation or the satisfaction of any condition under, the Agreement (in each case unless with our prior written consent).

5. We undertake neither to let the Offer become nor to declare the Offer unconditional in all respects unless we shall have given you a notice in the form set out in Schedule 1 to the Agreement not less than seven Business Days (or such lesser number of Business Days as you and we may agree) prior to the date on which the Offer becomes or is declared unconditional in all respects,

provided that we may declare the Offer unconditional in all respects earlier than as permitted above. If in such circumstances we give you notice pursuant to clause 2.2.3 of the Agreement:

(i) before declaring the Offer unconditional in all respects, we shall state in our required confirmation in the notice (i.e. that we are not aware of any matter which will prevent the Offer becoming or being declared unconditional in all respects) that such confirmation is not subject to completion of the steps described in clauses 3 and 4 of the Agreement which at the time the notice is given have not been completed; or

(ii) after declaring the Offer unconditional in all respects, the notice shall state that the notice is pursuant to clause 2.2.3 of the Agreement and that the Offer has been declared unconditional in all respects. The remainder of the text set out in Schedule 1 to the Agreement shall not be included in the notice (other than the text of the last sentence thereof).

You shall on receipt of either such modified notice accept it as a valid notice as required by the Agreement and perform your obligations under clauses 3 and 4 of the Agreement notwithstanding that any of such obligations may be performed after the Offer becomes or is declared unconditional in all respects and you agree that such modified notice shall also constitute a valid notice as required by clause 4.1(a) of the Agreement.

6. We shall procure that, immediately following fulfilment of the obligations in clause 4.1(a) of the Agreement (or, if those obligations are fulfilled after close of business at the London Stock Exchange, at the start of the next day when the London Stock Exchange is open for business), the Offer will be declared wholly unconditional, provided that this obligation shall not apply in the event that:

(a) there is any matter, fact, circumstance or event which comes to our attention for the first time after we have given the notice in the form set out in Schedule 4 to the Agreement and prior to Completion which, in accordance with the terms and conditions of the Offer and the City Code on Takeovers and Mergers, would enable us not to declare that the Offer is wholly unconditional; and

(b) we notify you prior to Completion of that matter, fact, circumstance or event and that it would enable us, in accordance with the terms and conditions of the Offer and the City Code on Takeovers and Mergers, not to declare that the Offer is wholly unconditional.

7. As soon as reasonably practicable after the Offer becomes or is declared unconditional in all respects, we shall procure that:

(a) Wembley will be re-registered as a private company limited by shares subject to our first effecting (which we shall procure insofar as we are able) (i) the squeeze-out of Wembley Shareholders who did not accept the Offer pursuant to sections 428 to 430F of the Companies Act (or, if the acceptance condition under the Offer is waived down

from 90%, subject to the BLB Group first of all holding not less than 75% of Wembley's issued share capital) and (ii) Wembley being de-listed from the Official List and being withdrawn from trading on the London Stock Exchange; and

(b) subject to and as soon as reasonably practicable after the steps referred to in sub-paragraph (a) having been completed:

(i) a US "check the box" election will be made for Wembley to be treated as a disregarded entity for US federal tax purposes with an effective date of no later than 2 January 2005;

(ii) subject to Wembley's directors and auditors being able to make, respectively, the necessary declarations and reports, Wembley will undertake a financial assistance whitewash in accordance with sections 155 to 158 of the Companies Act in relation to the entry into of a Security Assignment and Charge substantially in the form annexed to this letter and initialled on our behalf for identification and an Intra-Group Loan Agreement substantially in the form annexed to this letter and initialled on our behalf for identification; and

(iii) subject to the steps referred to in sub-paragraph (b)(ii) having been completed, Wembley will validly execute such Security Assignment and Charge and such Intra-Group Loan Agreement as soon as reasonably practicable thereafter (and in any event within the period following such steps having been completed permitted by sections 155 to 158 of the Companies Act for such execution).

No member of the BLB Group shall be under any obligation whatsoever to provide funding to Wembley in order for it to be able to undertake a financial assistance whitewash as described in sub-paragraph (b)(ii). If such financial assistance whitewash is not possible when the steps referred to in sub-paragraph (a) have been completed, we shall not be obliged to assess the feasibility of, or to seek to undertake, such financial assistance whitewash unless and until it is reasonably apparent by virtue of a change in Wembley's financial condition that undertaking such financial assistance whitewash could reasonably be regarded as possible.

8. We undertake to you that, following the Offer becoming or being declared wholly unconditional, we shall:

(a) take all reasonable steps on your behalf, and to assist you, to agree with the Inland Revenue as soon as reasonably practicable the market value of LPR (immediately following satisfaction of the requirements of clause 3.1.4 of the Agreement) and the market value of LPRJ (upon its acquisition by Wembley from UTGR pursuant to clause 3.1.3 of the Agreement); and

(b) in good faith estimate the amount of the Applicable Tax reasonably promptly following payment of the Deferred LPR Consideration.

9. This letter is governed by and shall be construed in accordance with English law and the English courts shall have exclusive jurisdiction in relation to any matter arising herefrom. The parties hereto do not intend that any term of this letter shall be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person not a party to it, save that:

(a) the Purchaser shall have the benefit of and may enforce paragraph 7 of this letter; and

(b) the Assignee and Security Trustee (as defined in the aforementioned Security Assignment and Charge) shall have the benefit of and may enforce paragraph 8 of this letter,

in each case subject to and with effect from the later of Completion and the Offer becoming or being declared unconditional in all respects.

Yours faithfully

....

For and on behalf of BLB Worldwide Acquisition, Inc.

Agreed and accepted:

.... 30 April 2004

For and on behalf of Wembley plc

BLB Worldwide Acquisition, Inc.
Corporation Trust Center
1209 Orange Street
Wilmington
New Castle
Delaware

Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

30 April 2004

Dear Sirs

Recommended offer by BLB Worldwide Acquisition, Inc. for Wembley plc

1. In consideration of and conditional on your signing and dating where indicated below on a copy of this letter and returning it to us, you and we agree as set out in the remainder of this letter.

2. We refer to the draft Separation Agreement annexed to this letter and initialled on our behalf for identification (the "**Agreement**"). Terms defined in the Agreement have the same meanings in this letter unless those terms are otherwise defined in this letter or the context requires otherwise.

3. We undertake as soon as reasonably practicable to procure the establishment of a Jersey charitable trust of which the Purchaser will be a direct subsidiary and the new manager of LPRI (as referred to in the Agreement) is intended to be a direct subsidiary of the Purchaser. The trust shall be established on terms to be agreed between us and the trustees and approved by you in writing, such approval not to be unreasonably withheld or delayed. We shall make a donation to the trust of the sum of £2,000 and of such additional sum as is necessary to pay for the incorporation of the Purchaser and the new manager of LPRI in each case with the minimum capital necessary for their incorporation.

4. You undertake to enter into the Agreement in the form attached to this letter (subject only to such changes as we may approve in writing in advance) as soon as reasonably practicable and in any event within 14 days of your being given notice of the incorporation of the Purchaser (and subject to the trust being constituted as described in paragraph 3 above). You shall not agree any amendments to, terminate, suspend or abandon, or exercise any discretion or waive the exercise of any right or the performance of any obligation or the satisfaction of any condition under, the Agreement (in each case unless with our prior written consent).

5. We undertake neither to let the Offer become nor to declare the Offer unconditional in all respects unless we shall have given you a notice in the form set out in Schedule 1 to the Agreement not less than seven Business Days (or such lesser number of Business Days as you and we may agree) prior to the date on which the Offer becomes or is declared unconditional in all respects,

provided that we may declare the Offer unconditional in all respects earlier than as permitted above. If in such circumstances we give you notice pursuant to clause 2.2.3 of the Agreement:

(i) before declaring the Offer unconditional in all respects, we shall state in our required confirmation in the notice (i.e. that we are not aware of any matter which will prevent the Offer becoming or being declared unconditional in all respects) that such confirmation is not subject to completion of the steps described in clauses 3 and 4 of the Agreement which at the time the notice is given have not been completed; or

(ii) after declaring the Offer unconditional in all respects, the notice shall state that the notice is pursuant to clause 2.2.3 of the Agreement and that the Offer has been declared unconditional in all respects. The remainder of the text set out in Schedule 1 to the Agreement shall not be included in the notice (other than the text of the last sentence thereof).

You shall on receipt of either such modified notice accept it as a valid notice as required by the Agreement and perform your obligations under clauses 3 and 4 of the Agreement notwithstanding that any of such obligations may be performed after the Offer becomes or is declared unconditional in all respects and you agree that such modified notice shall also constitute a valid notice as required by clause 4.1(a) of the Agreement.

6. We shall procure that, immediately following fulfilment of the obligations in clause 4.1(a) of the Agreement (or, if those obligations are fulfilled after close of business at the London Stock Exchange, at the start of the next day when the London Stock Exchange is open for business), the Offer will be declared wholly unconditional, provided that this obligation shall not apply in the event that:

(a) there is any matter, fact, circumstance or event which comes to our attention for the first time after we have given the notice in the form set out in Schedule 4 to the Agreement and prior to Completion which, in accordance with the terms and conditions of the Offer and the City Code on Takeovers and Mergers, would enable us not to declare that the Offer is wholly unconditional; and

(b) we notify you prior to Completion of that matter, fact, circumstance or event and that it would enable us, in accordance with the terms and conditions of the Offer and the City Code on Takeovers and Mergers, not to declare that the Offer is wholly unconditional.

7. As soon as reasonably practicable after the Offer becomes or is declared unconditional in all respects, we shall procure that:

(a) Wembley will be re-registered as a private company limited by shares subject to our first effecting (which we shall procure insofar as we are able) (i) the squeeze-out of Wembley Shareholders who did not accept the Offer pursuant to sections 428 to 430F of the Companies Act (or, if the acceptance condition under the Offer is waived down

from 90%, subject to the BLB Group first of all holding not less than 75% of Wembley's issued share capital) and (ii) Wembley being de-listed from the Official List and being withdrawn from trading on the London Stock Exchange; and

(b) subject to and as soon as reasonably practicable after the steps referred to in sub-paragraph (a) having been completed:

(i) a US "check the box" election will be made for Wembley to be treated as a disregarded entity for US federal tax purposes with an effective date of no later than 2 January 2005;

(ii) subject to Wembley's directors and auditors being able to make, respectively, the necessary declarations and reports, Wembley will undertake a financial assistance whitewash in accordance with sections 155 to 158 of the Companies Act in relation to the entry into of a Security Assignment and Charge substantially in the form annexed to this letter and initialled on our behalf for identification and an Intra-Group Loan Agreement substantially in the form annexed to this letter and initialled on our behalf for identification; and

(iii) subject to the steps referred to in sub-paragraph (b)(ii) having been completed, Wembley will validly execute such Security Assignment and Charge and such Intra-Group Loan Agreement as soon as reasonably practicable thereafter (and in any event within the period following such steps having been completed permitted by sections 155 to 158 of the Companies Act for such execution).

No member of the BLB Group shall be under any obligation whatsoever to provide funding to Wembley in order for it to be able to undertake a financial assistance whitewash as described in sub-paragraph (b)(ii). If such financial assistance whitewash is not possible when the steps referred to in sub-paragraph (a) have been completed, we shall not be obliged to assess the feasibility of, or to seek to undertake, such financial assistance whitewash unless and until it is reasonably apparent by virtue of a change in Wembley's financial condition that undertaking such financial assistance whitewash could reasonably be regarded as possible.

8. We undertake to you that, following the Offer becoming or being declared wholly unconditional, we shall:

(a) take all reasonable steps on your behalf, and to assist you, to agree with the Inland Revenue as soon as reasonably practicable the market value of LPR (immediately following satisfaction of the requirements of clause 3.1.4 of the Agreement) and the market value of LPRI (upon its acquisition by Wembley from UTGR pursuant to clause 3.1.3 of the Agreement); and

(b) in good faith estimate the amount of the Applicable Tax reasonably promptly following payment of the Deferred LPR Consideration.

9. This letter is governed by and shall be construed in accordance with English law and the English courts shall have exclusive jurisdiction in relation to any matter arising herefrom. The parties hereto do not intend that any term of this letter shall be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person not a party to it, save that:

   (a) the Purchaser shall have the benefit of and may enforce paragraph 7 of this letter; and

   (b) the Assignee and Security Trustee (as defined in the aforementioned Security Assignment and Charge) shall have the benefit of and may enforce paragraph 8 of this letter,

   in each case subject to and with effect from the later of Completion and the Offer becoming or being declared unconditional in all respects.

Yours faithfully

....

For and on behalf of BLB Worldwide Acquisition, Inc.

Agreed and accepted:

.... 30 April 2004

For and on behalf of Wembley plc

Exhibit II-2-qq

C L I F F O R D
C H A N C E

LIMITED LIABILITY PARTNERSHIP

Date 29 April 2004
Draft: 4

DATED [ ]

WEMBLEY PLC
AS ASSIGNOR

BLB WORLDWIDE ACQUISITION, INC.
AS PRINCIPAL

[SECURITY TRUSTEE]
AS ASSIGNEE AND SECURITY TRUSTEE

SECURITY ASSIGNMENT AND CHARGE

CONTENTS

THIS ASSIGNMENT AND CHARGE is made as a deed on [*insert date*].

BETWEEN:

(1) **WEMBLEY PLC**, a company incorporated in England (registered no. 226267) whose registered office is at Elvin House, Stadium Way, Wembley HA9 0DW, United Kingdom and fax number [•] [to the attention of: [•]] (the "**Assignor**"); and

(2) **BLB WORLDWIDE ACQUISITION, INC.** *[Insert details]* (the "**Principal**"); and

(3) **[SECURITY TRUSTEE]** as security trustee for and on behalf of the Beneficiaries (the "**Assignee**" and "**Security Trustee**") of [address and fax number].

IT IS AGREED as follows:

1. **DEFINITIONS AND INTERPRETATION**

1.1 In this Assignment:

"**Assignor's Account**" means that account designated [•] in the name of the Assignor with the Security Trustee having the account number [•].

"**Assigned Property**" means the rights and property expressed to be assigned in Clause 2 (*Assignment and Charge*).

"**Beneficiaries**" means (i) the Wembley Shareholders who were Wembley Shareholders on the date the Offer becomes or is declared unconditional in all respects and (ii) the Wembley Optionholders who become Wembley Shareholders either on or after such date.

"**Charged Property**" means the rights and property expressed to be charged in Clause 2 (*Assignment and Charge*).

"**Collateral Rights**" means all rights, powers and remedies of the Assignee provided by this Assignment or by law.

"**Contract**" means the separation agreement relating to Lincoln Park, Inc dated [30 April] 2004 and made between the Assignor and LP Residual (Holdings) Limited.

"**Deferred LPR Consideration**" has the meaning ascribed thereto in the Contract.

"**Intra-Group Loan Agreement**" means the intra-group loan agreement dated [•] and made between the Principal and the Assignor.

"**Notice of Assignment**" means a notice of assignment substantially in the form of the Schedule.

"**Offer Document**" means the offer document dated [30 April] 2004 issued by J.P. Morgan plc on behalf of BLB Acquisition relating to the Offer.

"**Principal's Account**" means the account designated [•] in the name of the Principal with the Security Trustee having the account number [•].

"**Secured Obligations**" means all the obligations of the Principal to pay to the Beneficiaries the LPR Entitlements (whether in the form of LPR Cash Alternative or the LPR Loan Notes, including, in the case of the LPR Loan Notes any subsequent obligation to pay the principal amount thereunder), whether present or future, actual or contingent (and whether incurred by the Principal alone or jointly, and whether as principal or surety or in some other capacity).

1.2 In this Assignment and Charge:

(a) Unless a contrary indication appears, a reference to (i) "this Assignment and Charge" is a reference to this Assignment and Charge as amended or novated; and (ii) a "Clause" is a reference to a Clause of this Assignment and Charge.

(b) Clause and Schedule headings are for ease of reference only.

(c) Any reference to the "Assignee", the "Assignor", the "Principal" or the "Security Trustee" shall include its and any subsequent successors and any permitted transferees in accordance with their respective interests.

(d) Terms defined in the Offer Document, unless otherwise defined herein, shall have the same meaning when used herein.

2. **ASSIGNMENT AND CHARGE**

2.1 The Assignor assigns absolutely and with full title guarantee to the Assignee all of its right, title and interest, present and future, in, under and to the Contract including, without limitation, all present and future claims, causes of action, payments and proceeds in respect thereof and including, but not limited to, the right to receive the Deferred LPR Consideration.

2.2 The Assignee shall not be under any obligation in relation to the Assigned Property or the Contract as a consequence of this Assignment and Charge and the Assignor shall at all times remain liable to perform all obligations expressed to be assumed by it in respect of the Assigned Property and the Contract.

2.3 The Assignor charges the Assignor's Account together with any credit balance therein from time to time, with full title guarantee and by way of first fixed charge, in favour of the Security Trustee, for the payment and discharge of all of the Secured Obligations.

2.4 The Principal charges the Principal's Account together with any credit balance therein from time to time, with full title guarantee and by way of first fixed charge, in favour of the Security Trustee, for the payment and discharge of all of the Secured Obligations.

2.5 This Assignment and Charge shall constitute notice to the Security Trustee of the charges referred to in Clauses 2.3 and 2.4.

3. NOTICE OF ASSIGNMENT

The Assignor shall promptly [and in any event within [•] days of the date of this Assignment and Charge] deliver to the Assignee a Notice of Assignment duly executed by or on behalf of the Assignor and shall use all reasonable endeavours to procure that the Notice of Assignment is acknowledged by LP Residual (Holdings) Limited.

4. REPRESENTATIONS

4.1 The Assignor represents and warrants to the Assignee on the date specified above and on each day for the duration of this Assignment and Charge that:

(a) it is, and will be for the duration of this Assignment and Charge, the sole legal and beneficial owner of the Assigned Property (other than to the extent of the rights of the Assignee pursuant to this Assignment and Charge);

(b) the Assignor's Account is in the sole name of the Assignor, and it is the absolute legal and beneficial sole owner of the Assignor's Account and the credit balance therein from time to time on the Assignor's Account; and

(c) it has not sold or otherwise disposed of, or created, granted or permitted to subsist any security interest over, all or any of its right, title and interest in the Assigned Property or the Assignor's Account.

4.2 The Principal represents and warrants to the Assignee on the date specified above and on each day for the duration of this Assignment and Charge that:

(a) the Principal's Account is in the sole name of the Principal, and it is the absolute legal and beneficial sole owner of the Principal's Account and the credit balance from time to time on the Principal's Account; and

(b) it has not sold or otherwise disposed of, or created, granted or permitted to subsist any security interest over, all or any of its right, title and interest in the Principal's Account.

5. UNDERTAKINGS

5.1 The Assignor undertakes to the Assignee for the duration of this Assignment and Charge that it shall:

(a) not sell, assign, transfer or otherwise dispose of all or any part of the Assigned Property;

(b) not create, grant or permit to subsist any fixed security interest over all or any of its right, title and interest in the Assigned Property or in relation to the Assignor's Account other than pursuant to this Assignment and Charge;

(c) not vary, rescind, amend or terminate the Contract except with the prior written consent of the Assignee;

(d) promptly comply with its obligations under the Contract;

(e) not withdraw or otherwise transfer all or any of the credit balance from time to time on the Assignor's Account except (i) to make Advances (as defined in the Intra-Group Loan Agreement) to the Principal under the terms of the Intra-Group Loan Agreement **provided that** there is no acceleration under the facilities[1] or enforcement of any security granted in respect thereof and **provided that** the proceeds of the Intra-Group Loan Agreement will be paid into the Principal's Account or (ii) to discharge the Secured Obligations;

(f) to the extent that it makes any withdrawal from the Assignor's Account in order to discharge the Secured Obligations it shall instruct the Security Trustee to make the payment direct to the Beneficiaries.

5.2 The Principal undertakes to the Assignee for the duration of this Assignment and Charge that it shall:

(a) not create, grant or permit to subsist any security interest over all or any of its right, title and interest in relation to the Principal's Account other than pursuant to this Assignment and Charge;

(b) ensure that the proceeds of the Intra-Group Loan Agreement will be paid into the Principal's Account and that it shall not withdraw or otherwise transfer all or any of the credit balance from time to time on the Principal's Account except to discharge the Secured Obligations;

(c) ensure that the Secured Obligations are paid when due pursuant to the Offer; and

(d) to the extent that it makes any withdrawal from the Principal's Account in order to discharge the Secured Obligations it shall instruct the Security Trustee to make the payment on behalf of the Principal direct to the Beneficiaries.

6. ENFORCEMENT

6.1 If any of the Secured Obligations are not paid when due pursuant to the Offer then this Assignment and Charge shall become enforceable and the Assignee shall be entitled, without prior notice to the Assignor or prior authorisation from any court, to enforce all or any part of the security constituted by this Assignment and Charge in any manner it sees fit. Without limiting any of the powers conferred on the Assignee by this Clause 6, the Assignee shall be entitled to:

(a) take possession of the Assigned Property or otherwise exercise in relation to it all of the rights of an absolute owner;

(b) assign any or all of the Assigned Property to any person on such terms as the Assignee considers appropriate;

(c) collect, recover or compromise, and give a good discharge for, any moneys paid or payable to the Assignor under or in respect of the Assigned Property,

[1] Description of facilities is required.

and enforce (in any way whatsoever including, without limitation, by way of instituting proceedings in the Assignor's name) any rights or claims arising under or in respect of the Assigned Property; and

(d) apply any amount standing to the credit of the Assignor's Account or the Principal's Account in satisfaction of the Secured Obligations in accordance with Clause 15.

6.2 The power of sale or other disposal in Clause 6.2 shall operate as a variation and extension of the statutory power of sale under Section 101 of the Law of Property Act 1925 and such power shall arise (and the Secured Obligations shall be deemed due and payable by the Principal for that purpose) on execution of this Assignment and Charge. The restrictions contained in Sections 93 and 103 of the Law of Property Act 1925 shall not apply to this Assignment and Charge or to any exercise by the Assignee of its right to consolidate mortgages or its power of sale.

6.3 A certificate in writing by an officer or agent of the Assignee that the power of sale or disposal has arisen and is exercisable shall be conclusive evidence of that fact in favour of a purchaser of all or any part of the Assigned Property.

7. **FURTHER ASSURANCE**

7.1 The Assignor shall promptly execute all documents and do all things (including the execution and delivery of any Notice of Assignment) that the Assignee may reasonably specify for the purpose of (a) exercising the Collateral Rights, (b) securing and perfecting its security over or title to all or any part of the Assigned Property or the Assignor's Account or (c) facilitating any dealings by the Assignee pursuant to the powers granted to the Assignee under this Assignment and Charge.

7.2 The Principal shall promptly execute all the documents and do all things that the Assignee may reasonably specify for the purpose of securing and perfecting its security over or title to the Principal's Account.

8. **POWER OF ATTORNEY**

8.1 The Assignor, by way of security, irrevocably appoints the Assignee to be its attorney and in its name, on its behalf and as its act and deed to execute, deliver and perfect all documents (including any Notice of Assignment) and do all things that the Assignee may consider to be necessary for (a) carrying out any obligation imposed upon the Assignor under this Assignment and Charge or (b) exercising any of the Collateral Rights. The Assignor shall ratify and confirm all things done and all documents executed by the Assignee in the exercise of that power of attorney.

8.2 The Principal, by way of security, irrevocably appoints the Assignee to be its attorney and in its name, on its behalf and as its act and deed to execute, deliver and perfect all documents and do all things that the Assignee may consider to be necessary for carrying out any obligation imposed upon the Principal under this Assignment and Charge. The Principal shall ratify and confirm all things done and all documents executed by the Assignee in the exercise of that power of attorney.

9. **RECEIVER**

9.1 If this Assignment and Charge shall become enforceable pursuant to Clause 6 of this Assignment and Charge or if a petition or application is presented for the making of an administration order in relation to the Assignor, the Assignee may by writing (acting through an authorised officer of the Assignee) without notice to the Assignor appoint one or more persons to be receiver of the whole or any part of the Assigned Property and/or the Charged Property (each such person being (a) entitled to act individually as well as jointly and (b) for all purposes deemed to be the agent of the Assignor).

9.2 In addition to the powers of the Assignee conferred by Clause 6.1, each person appointed pursuant to Clause 9.1 shall have, in relation to the part of the Assigned Property in respect of which he was appointed, all the powers (a) conferred by the Law of Property Act 1925 on a receiver appointed under that Act, (b) of an administrative receiver set out in Schedule 1 to the Insolvency Act 1986 (whether or not such person is an administrative receiver) and (c) (if such person is an administrative receiver) all the other powers exercisable by an administrative receiver in relation to the Assignor by virtue of the Insolvency Act 1986.

10. **EFFECTIVENESS OF SECURITY**

10.1 The security created by this Assignment and Charge and the Collateral Rights shall be cumulative, in addition to and independent of every other security which the Assignee may at any time hold for the Secured Obligations or any rights, powers and remedies provided by law. No prior security held by the Assignee over the whole or any part of the Assigned Property or the Charged Property shall merge into the security constituted by this Assignment and Charge.

10.2 This Assignment and Charge shall remain in full force and effect as a continuing security for the Secured Obligations unless and until the Assignee discharges it.

10.3 No failure on the part of the Assignee to exercise, or delay on its part in exercising, any Collateral Right shall operate as a waiver, nor shall any single or partial exercise of a Collateral Right prevent any further or other exercise of that or any other Collateral Right.

10.4 If, at any time, any provision of this Assignment and Charge is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, the legality, validity or enforceability of (a) the remaining provisions of this Assignment and Charge and (b) such provision under the law of any other jurisdiction shall not in any way be affected or impaired thereby.

10.5 None of the Assignee, its nominee(s) or any receiver appointed pursuant to this Assignment and Charge shall be liable by reason of (a) taking any action permitted by this Assignment and Charge, (b) any neglect or default in connection with the Assigned Property or (c) the taking possession or realisation of all or any part of the Assigned Property, except in the case of gross negligence or wilful default upon its part.

11. **RELEASE OF SECURITY**

11.1 Upon the Secured Obligations being discharged in full, the Assignee shall, at the request and expense of the Assignor, reassign to the Assignor the Assigned Property and release the Charged Property from the charges created under this Assignment and Charge, subject to Clause 11.2 and without recourse to, or any representation or warranty by, the Assignee.

11.2 If the Assignee considers that any amount paid or credited to it in satisfaction of a liability under this Assignment and Charge is capable of being avoided or reduced by virtue of any bankruptcy, insolvency, liquidation or similar laws, the liability of the Assignor and/or the Principal under this Assignment and Charge and the security constituted by this Assignment and Charge shall continue and such amount shall not be considered to have been irrevocably paid.

12. **SUBSEQUENT INTERESTS AND ACCOUNTS**

If the Assignee at any time receives notice of any subsequent mortgage, assignment, charge or other interest affecting all or any part of the Assigned Property or the Charged Property, all payments made by the Assignor and/or the Principal to the Assignee pursuant to this Assignment and Charge after that time shall be treated as having been credited to a new account of the Assignee and not as having been applied in reduction of the Secured Obligations as at the time when the Assignee received notice.

13. **COSTS AND EXPENSES**

13.1 The Assignor shall, on demand of the Assignee, reimburse the Assignee (on a full indemnity basis in the case of Clause 13.1 (b) and for all reasonable costs in the case of Clause 13.1 (a)) for all for all costs and expenses (including legal fees and any value added tax):

(a) incurred by the Assignee in connection with the execution of this Assignment and Charge or otherwise in relation to it, or the exercise of any Collateral Right; and

(b) incurred by the Assignee in connection with the perfection or enforcement of the security constituted by this Assignment and Charge.

13.2 The Assignor shall pay all stamp, registration and other taxes to which this Assignment and Charge, the security contemplated in this Assignment and Charge or any judgment given in connection with it is, or at any time may be, subject and shall, from time to time, indemnify the Assignee on demand against any liabilities, costs, claims and expenses resulting from any failure to pay or delay in paying any such tax.

14. **CURRENCY CONVERSION**

For the purpose of or pending the discharge of any of the Secured Obligations the Assignee may convert any money received, recovered or realised or subject to application by it under this Assignment and Charge from one currency to another, as

the Assignee may think fit, and any such conversion shall be effected at then prevailing commercial rate of exchange for obtaining such other currency with the first currency.

15. **APPLICATION OF MONEYS**

All moneys received or recovered by the Assignee or any receiver appointed pursuant to this Assignment and Charge or the powers conferred by it shall (subject to the claims of any person having prior rights thereto and by way of variation of the provisions of the Law of Property Act 1925) in each case pursuant to the enforcement of this Assignment and Charge shall be applied first in the payment of the costs, charges and expenses incurred and payments made by such receiver, the payment of his remuneration and the discharge of any liabilities incurred by the such receiver in, or incidental to, the exercise of any of his powers, and thereafter shall be applied by the Assignee (notwithstanding any purported appropriation by the Assignor) in such order and manner as the Assignee shall think fit:

(a) in or towards the discharge of all or any of the Secured Obligations which are then due and payable by the Principal; or

(b) if any of the Secured Obligations are then contingent, in payment to the credit of any interest bearing accounts selected by the Assignee to be held until such time as the Assignee shall think fit pending their application in or towards the discharge of all or any of the Secured Obligations which are at that time due and payable; or

(c) in payment to the credit of any suspense or impersonal account for so long as the Assignee shall think fit pending any further application of such moneys (as the Assignee shall be entitled, but not obliged, to do in its discretion) in accordance with the previous provisions of this Clause; and

(d) if the Secured Obligations have been paid or discharged in full, in payment of the surplus to the Assignor.

16. **ASSIGNMENT**

The Assignee may not assign and transfer all or any of its rights and obligations under this Assignment and Charge other than with the consent of the Assignor (not to be unreasonably withheld in the case of an assignment for the purposes of the replacement of the Security Trustee, the Assignee shall be entitled to disclose such information concerning the Assignor and this Assignment and Charge as the Assignee considers appropriate to any actual or proposed direct or indirect successor or to any person to whom information may be required to be disclosed by any applicable law).

17. **SUCCESSORS**

This Assignment and Charge shall remain in effect despite any amalgamation or merger (however effected) relating to the Assignee; and references to the Assignee shall be deemed to include any person who, under the laws of its jurisdiction of incorporation or domicile, has assumed the rights and obligations of the Assignee under

this Assignment and Charge or to which, under such laws, those rights and obligations have been transferred.

18. **NOTICES**

18.1 Any communication to be made by one person to another under or in connection with this Assignment and Charge shall be made in writing by fax or letter to the fax number or address specified above (or any substitute address or fax number as that person may previously have specified).

18.2 Any communication or document made or delivered by one person to another under or in connection with this Assignment and Charge will only be effective:

(a) if by way of fax, when received in legible form; or

(b) if by way of letter, when it has been left at the relevant address or ten days after being deposited in the post postage prepaid in an envelope addressed to it at that address.

18.3 Any communication or document to be made or delivered to the Assignee will be effective only when actually received by the Assignee and then only if it is expressly marked for the attention of the department or officer specified by the Assignee for such purpose.

19. **GOVERNING LAW AND JURISDICTION**

19.1 **Governing Law**

This Assignment and Charge is governed by English law.

19.2 **Jurisdiction**

(a) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Assignment and Charge (including a dispute regarding the existence, validity or termination of this Assignment and Charge).

(b) This Clause 19.2 is for the benefit of the Assignee only.

IN WITNESS WHEREOF this Assignment and Charge has been signed on behalf of the Assignee and executed as a deed by the Assignor and is intended to be and is hereby delivered by it as a deed on the date specified above.

SCHEDULE 1

FORM OF NOTICE OF ASSIGNMENT

To: LP Residual (Holdings) Limited

Date: [ ]

Dear Sirs,

1. We hereby give you notice that we have assigned to [**SECURITY TRUSTEE**] (the "**Assignee**") pursuant to an assignment entered into by us in favour of the Assignee dated [ ] all our right, title and interest in and to the separation agreement relating to Lincoln Park, Inc dated [•] and made between Wembley Plc and LP Residual (Holdings) Limited (the "**Contract**") including all moneys which may be payable in respect of the Contract.

2. With effect from your receipt of this notice:

   (a) all payments by you under or arising from the Contract (the "**Payments**") shall be made to the Assignor by payment to the following account: [*to provide details of the Assignor's Account into which sums are to be paid*] or such other account as we may notify you in writing from time to time;

   (b) all remedies provided for in the Contract or available at law or in equity shall be exercisable by the Assignee;

   (c) all rights to compel performance of the Contract shall be exercisable by the Assignee although we shall remain liable to perform all the obligations assumed by us under the Contract;

   (d) all rights, interests and benefits whatsoever accruing to or for the benefit of ourselves arising from the Contract shall belong to the Assignee; and

   (e) you are authorised and instructed, without requiring further approval from us, to provide the Assignee with such information relating to the Contract as it may from time to time request and to send copies of all notices issued by you under the Contract to the Assignee as well as to us.

3. These instructions may not be revoked, nor may the terms of the Contract be amended, varied, waived or terminated, without the prior written consent of the Assignee.

4. Please acknowledge receipt of this notice by signing the acknowledgement on the enclosed copy letter and returning it to the Assignee at [ ] marked for the attention of [ ].

5. This notice is governed by English law.

Yours faithfully,

....

For and on behalf of
WEMBLEY PLC

Acknowledgement

On copy only:

To: Assignee

We acknowledge receipt of a notice in the terms set out above and confirm that we have not received notice of any previous assignments or charges of or over any of the rights, interests and benefits in and to the Contract and that we will comply with the terms of the notice from the Assignor.

We further confirm that:

(a) no amendment, waiver or release of any rights, interests and benefits in and to the Contract shall be effective without your prior written consent; and

(b) no termination of those rights, interests or benefits shall be effective unless we have given you thirty days written notice of the proposed termination, specifying the action necessary to avoid such termination.

For and on behalf of LP Residual (Holdings) Limited

By: ....

Dated: ....

THE ASSIGNOR

EXECUTED as a DEED

by **WEMBLEY PLC**

______________________ Director

______________________ Director/Secretary

THE PRINCIPAL

EXECUTED as a DEED

by **BLB WORLDWIDE ACQUISITION, INC.**

acting by: ______________

Name: ______________

Title: ______________

THE ASSIGNEE

EXECUTED as a DEED

by **[SECURITY TRUSTEE]**

______________________ Director

______________________ Director/Secretary

THE SECURITY TRUSTEE

EXECUTED as a DEED

by **[SECURITY TRUSTEE]**

______________________ Director

______________________ Director/Secretary

Exhibit II-2-rr

INTRA-GROUP LOAN AGREEMENT

DATED [●]

BLB Worldwide Acquisition, Inc.

as Borrower

and

Wembley Plc

as Lender

ALLEN & OVERY

ALLEN & OVERY LLP
LONDON

78378-00001 BK:1292955.5 30/04/04

CONTENTS

THIS AGREEMENT is made on [DATE].

BETWEEN:

(1) **BLB Worldwide Acquisition, Inc.** (registered number [ ]) with its registered office at [ ] (the **Borrower**); and

(2) **WEMBLEY PLC** (registered number [ ]) with its registered office at [ ] (the **Lender**).

IT IS AGREED as follows:

1. INTERPRETATION

In this Agreement:

Advance means an advance made or to be made under this Agreement by the Lender.

Assignment and Charge means the Security Assignment and Charge dated [ ] between [ ] as Security Trustee, the Lender and the Borrower.

Assignor's Account has the meaning given to that term in the Assignment and Charge.

Business Day means a day on which banks in London are generally open for business.

Interest Period means each period determined in accordance with Clause 8 (Interest Periods).

Insolvency Event means an order for its winding-up, administration or dissolution is made or any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar office is appointed in respect of the Borrower or any of its assets.

Lender's Rate means the base rate of Barclays Bank plc from time to time.

Margin means 1.00% per annum.

Principals' Account has the meaning given to that term in the Assignment and Charge.

Secured Obligations has the meaning given to that term in the Assignment and Charge.

Termination Date means the earliest of:

(a) a failure by the Borrower to pay any amount payable by it under this Agreement;

(b) the occurrence of any Insolvency Event; and

(c) [*date to be inserted*].

2. THE ADVANCES

2.1 Subject to Clause 5 (Nature of the Lender's Obligations), on the Borrower's request the Lender agrees that it will from time to time make Advances to the Borrower at the time and in the amount specified in such request.

3. PURPOSE

The Borrower may only use Advances to satisfy the Secured Obligations in accordance with the Assignment and Charge.

4. AVAILABILITY

Subject to the terms of this Agreement, the Borrower may borrow, and the Lender will be obliged to lend, the Advances at any time from the date of this Agreement until the Termination Date.

5. NATURE OF THE LENDERS' OBLIGATIONS

The Lender will only be obliged to make an Advance to the Borrower if:

(a) amount of the Advance does not to exceed the amount standing to the credit of the Assignor's Account at the time of the Advance and which is capable of being withdrawn for the purpose of a loan to the Borrower;

(b) the payment to be made by the Borrower from the proceeds of that Advance falls due for payment no more than 5 Business Days after the date that Advance is proposed to be made;

(c) it is not unlawful in any applicable jurisdiction for the Lender to fund or maintain its participation in that Advance;

(d) the Termination Date has not occurred; and

(e) the Lender is not insolvent and would not be rendered insolvent by funding or maintaining its participation in that Advance.

6. AVAILABILITY OF ADVANCES

6.1 Subject to Clauses 5 (Nature of the Lender's obligations), each Advance will be made by the Lender by not less than 2 Business Days' notice to the Borrower once the Borrower has notified the Lender of the amount of the proposed Advance and the date on which it wishes the Advance to be made.

6.2 On the proposed date of drawdown of an Advance the Lender shall make that Advance to the Borrower.

7. INTEREST

7.1 Interest on each Advance during each Interest Period will be calculated at the rate determined by the Lender to be the aggregate of:

(a) the Margin; and

(b) the Lender's Rate,

during that Interest Period.

7.2 Interest is payable in [*currency*] every six months in respect of Interest Periods longer than six months and on the last day of each Interest Period.

7.3 Interest (compounded on a basis determined by the Lender from time to time) on any overdue sum will be payable (both before and after judgment) on demand at the rate of 2% plus the Margin over the higher of:

(a) the rate applicable immediately prior to the due date (if of principal); and

(b) the Lender's Rate for such maturities as the Lender may select.

7.4 All interest is calculated on the basis of a 365 day year and on the actual number of days elapsed.

8. INTEREST PERIODS

8.1 The Borrower shall give to the Lender not less than two business days' written notice prior to each Interest Period specifying whether that Interest Period is to be of one, two, three or six months duration or such other period as the Lender may agree.

8.2 If no notice is given, the Interest Period shall be three months.

8.3 No Interest Period may overrun the Termination Date.

9. REPAYMENT

9.1 The Borrower must repay all outstanding Advances on the Termination Date together with all accrued interest and all other amounts due by the Borrower under this Agreement.

9.2 A certificate from a Lender as to the amount at any time due from the Borrower to the Lender under this Agreement shall, in the absence of manifest error, be conclusive.

10. ASSIGNMENT

No party to this Agreement shall be entitled to assign any of its rights under this Agreement under than pursuant to any security granted in favour of the banks lending to BLB Holdings, Inc. and/or its Subsidiaries in connection with the facilities provided for the purposes of the Borrower acquiring the Lender.

11. NOTICES

11.1 Any communication in connection with this Agreement must be in writing and, unless otherwise stated, may be given in person, by post, telex, fax, e-mail or any other electronic communication approved by all the parties to this Agreement.

11.2 The contact details of the Borrower for all communications in connection with this Agreement are its registered office from time to time and such other details as may be notified by the Borrower to the Lender from time to time.

11.3 The contact details of the Lender for all communications in connection with this Agreement are its registered office from time to time and such other details as may be notified by the Lender to the Borrower from time to time.

11.4 Any party to this Agreement may change its contact details by giving five Business Days' notice to the other parties.

11.5 Except as provided below, any communication in connection with this Agreement will be deemed to be given as follows:

(a) if delivered in person, at the time of delivery;

(b) if posted, five days after being deposited in the post, postage prepaid, in a correctly addressed envelope;

(c) if by telex, when despatched, but only if, at the time of transmission, the correct answerback appears at the start and at the end of the sender's copy of the notice;

(d) if by fax, when received in legible form; and

(e) if by e-mail or any other electronic communication, when received in legible form.

11.6 A communication given under Clause 11.5 above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

12. LAW

This Agreement is governed by English law.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SIGNATORIES

Borrower

BLB WORLDWIDE ACQUISITION, INC

By:

Lender

WEMBLEY PLC

By:

Exhibit II-2-ss

DATED 13 June 2002

WEMBLEY INTERNATIONAL LIMITED

and

THE WAY AHEAD GROUP LIMITED

BUSINESS SALE AGREEMENT

MEMERY CRYSTAL
31 Southampton Row
London WC1B 5HT
Tel: 020 7242 5905
Fax: 020 7242 2058
Ref: AT/198999v17

CONTENTS

THIS AGREEMENT is made the 13th day of June 2002

BETWEEN:

(1) WEMBLEY INTERNATIONAL LIMITED a company registered in England under number 01993498 whose registered office is at Elvin House, Stadium Way, Wembley HA9 0DW ("Vendor").

(2) THE WAY AHEAD GROUP LIMITED a company registered in England under number 3554468 whose registered office is at The Hollows, Saint James's Street, Nottingham, Nottinghamshire, NG1 6FJ ("Purchaser").

INTRODUCTION:

(A) The Vendor carries on the Business (as defined below).

(B) The Vendor is willing to sell, and the Purchaser is willing to purchase, the goodwill of the Business and certain of the assets employed in the Business on the terms and subject to the conditions of this Agreement.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 The following definitions apply in this Agreement:

"Act"	means the Companies Act 1985;
"Advance Ticket Receipts"	means all cash sums less all applicable Per Ticket Booking Fees, Inside Commission Charges and Per Transaction Handling Charges which are held by and have been collected by the Vendor as payment for tickets sold by the Vendor prior to Completion as part

of the Business;

"Agreed Form"	means in the form previously agreed by the Vendor and the Purchaser and initialled for the purpose of identification by or on their behalf;
"Agreed Rate"	means 2 per cent. above the base rate from time to time of Barclays Bank Plc;
"Assets"	means the assets agreed to be sold and transferred pursuant to this Agreement as specified in clause 3.1;
"Assumed Contracts"	means the contracts set out in Schedule 1, together with all other agreements entered into on or prior to Completion in the ordinary course of trading between the Vendor and various third parties whether written or oral under which the Vendor sells and issues tickets on the behalf of those third parties details of which are set out in the Disclosure Letter or in the case of agreements entered into between exchange and completion notified in writing to the Purchaser by the Vendor and consented to by the Purchaser, such consent not to be unreasonably withheld;
"Books of Account"	means the accounting books and ledgers and any other financial or accounting records of the Vendor exclusively relating to the Business, the Assets and the Transferring Employees now subsisting and subsisting at any time up to and on Completion (in whatever form or medium held) and shall not for the avoidance of doubt include any documents that relate to the Excluded Business;

"Business Day"	means a day (excluding Saturdays) on which banks generally are open in London for the transaction of normal banking business;
"Business Information"	means all books, files, records, industrial and commercial know-how, written materials, data and information in the possession of the Vendor relating to the Business, the Assets and/or the Transferring Employees (whether or not confidential and in whatever form or medium held) now subsisting other than the Books of Account;
"Business"	means the retail ticketing business, consisting of the sale and issue of tickets for events on behalf of various third parties, carried on by the Vendor but excluding the Excluded Business;
"Calendar Month"	means each of the consecutive calendar months during 2003 and 2004, the first of which commences on 1 January 2003;
"Completion"	means the performance by the parties of their respective obligations assumed by them under Clause 8;
"Conditions Precedent"	means the conditions precedent to Completion set out in Clause 2.1;
"Confidential Information"	means any Business Information other than information which is trivial or obvious or otherwise clearly of a non-confidential nature or information which has become a matter of public knowledge (other than by reason of a breach of Clause 16 or its unlawful disclosure by any person);

"Customer Database"	means the database of customers compiled by the Vendor comprising customer information as at Completion relating to each venue and/or each event covered by the Assumed Contracts listed in Part B of Schedule 1 in both hard copy and electronic form but for the avoidance of doubt shall not include the computer program and other software which operates the Customer Database;
"Debts"	means any debts or other sums owing to the Vendor in connection with the Business as at Completion;
"Deferred Consideration"	means the deferred consideration payable by the Purchaser to the Vendor to be calculated in accordance with the provisions of clause 5 subject to a cap to be calculated by deducting a sum equal to ten per cent. of the Deferred Consideration actually earned by the Vendor between 1 January 2003 and 31 December 2003 from the sum of £1,000,000;
"Disclosure Letter"	means the letter (including its attachments) of the same date as this Agreement from the Vendor to the Purchaser;
"Domain Names"	means the domain names www.wembleyticket.com and www.wembleyticket.co.uk;
"Earn Out Period"	means 1 January 2003 to 31 December 2004;
"Encumbrance"	means and includes any interest or equity of any person (including, without limitation, any right to acquire, option, right of pre-emption or right of conversion) or any mortgage, charge, pledge, lien or assignment or

other encumbrance, priority or security interest or arrangement or whatever nature over or in the relevant property;

"Escrow Account"	means a bank account to be set up in the joint names of the Vendor and the Purchaser, the banking mandate for which provides that no payment shall be made out without the written authority of the Vendor and the Purchaser;
"Escrow Bank"	means the bank at which the Escrow Account is set up;
"Event"	means any music, family, sports, ice, lifestyle or other event to take place during the Earn Out Period in relation to which Tickets are sold to the general public or (in the case of Events for predominantly ethnic minorities) ethnic audiences by any means and any conferences where the fulfilment needs of the Event include the provision of services in addition to the supply of tickets and, in each case, not normally sold through electronic or computerised ticketing services;
"Excluded Assets"	means those assets of the Vendor that are excluded from the sale as specified in clause 3.2;
"Excluded Business"	means the software development, maintenance and support business carried on by the Vendor and the Excluded Assets;
"Excluded Contract Liabilities"	means all liabilities of the Vendor or any of its related companies relating to or arising in connection with (a) any breach of contract, breach of duty or which are attributable to any act, neglect, omission or default of the Vendor or any of its Related Companies prior to

Completion or (b) any product delivered by the Vendor or any of its Related Companies or any service performed by the Vendor prior to Completion;

"Facilities Agreement"	means the agreement between the Vendor and the Purchaser to be entered into on Completion in the Agreed Form;
"Fixed Assets"	means all items of plant, machinery, vehicles, computer equipment, other equipment, computer software disks and manuals, fittings, furniture, tools, utensils, implements and other tangible assets used by the Vendor in or in connection with the Business and the Excluded Business;
"Goodwill"	means the goodwill, custom and connection of the Vendor in relation to the Business as at Completion and the exclusive right of the Purchaser or its successors and assigns to carry on the Business and respectively to represent themselves as carrying on the Business in succession to the Vendor but excluding for the avoidance of doubt the right to use the name "Wembley" (save as provided in the Facilities Agreement);
"Initial Consideration"	means the consideration payable on Completion pursuant to clause 4;
"Inside Commission Charge"	means any amount payable by a promoter to the Vendor in the period prior to Completion being a percentage of the gross value of a ticket sale pursuant to the terms of the Assumed Contracts;
"Intellectual Property	means trade marks, registered designs, applications for

Rights"	any of the above, copyright, know-how, design rights, database rights, trade secrets, confidential information, trade and business names and brands, domain names and any similar intellectual property rights;
"Intellectual Property"	means Intellectual Property Rights owned by or licensed to the Vendor subsisting at the date of this Agreement;
"Lease"	means the lease of the Premises in the agreed form referred to in Schedule 5;
"Per Ticket Booking Fee"	means the charges per ticket charged in the period prior to Completion by the Vendor and in the period after Completion by the Purchaser to the customer pursuant to the terms of the Assumed Contracts;
"Per Transaction Handling Charge"	means the charges per transaction charged in the period prior to Completion by the Vendor and in the period after Completion by the Purchaser to the ultimate customer (including promoters) pursuant to the terms of the Assumed Contracts;
"Premises"	means the premises to be demised by the Lease;
"Regulations"	means the Transfer of Undertakings (Protection of Employment) Regulations 1981;
"Related Company"	means, in relation to a company, any company that is a holding company of that company or a subsidiary of that company or of such holding company (and the expression "Related Companies" shall be construed accordingly);

"Retained Employees"	means any persons other than Transferring Employees who are or have been at any time prior to Completion engaged to any extent in the Business;
"Tax" or "Taxation"	means any and all forms of tax, duty, rate, levy or other imposition whenever and by whatever authority imposed and whether of the United Kingdom or elsewhere, including (without limitation) income tax, corporation tax, advance corporation tax, capital gains tax, capital transfer tax, inheritance tax, development land tax, value added tax, customs duties, excise duties, rates, council tax, stamp duty, stamp duty reserve tax, capital duty, national insurance and social security or other similar contributions and any interest, penalty or fine in connection with any such taxation; and any reference to taxation shall include amounts which represent or are equivalent to or are deemed to be taxation;
"Taxation Authority"	means the Inland Revenue, HM Customs & Excise and any other local, governmental, state or federal authority or body competent to impose or collect tax;
"Telephone Numbers"	means those numbers set out in Schedule 2 used in connection with the Assumed Contracts;
"Tickets"	means tickets (including electronic tickets) issued by the Vendor in respect of the period prior to Completion and the Purchaser in respect of the period after Completion in each case under the Assumed Contracts for the purpose of permitting attendance at an Event;
"Transfer Time"	means midnight on the date of Completion;

"Transferring Employees" means the employees of the Vendor specified in Schedule 3 who are employed in the Business and shall not include such employees who shall object to becoming employed by the Purchaser pursuant to paragraph 5(4A) of the Regulations;

"VAT Records" means the records referred to in Section 49 of the VATA relating to the Business;

"VAT Regulations" means the Value Added Tax Regulations 1995;

"VAT" means Value Added Tax or any similar tax which may be substituted for it or levied in addition to it;

"VATA" means the Value Added Tax Act 1994;

"Vendor's Solicitors" means Memery Crystal of 31 Southampton Row, London WC1B 5HT;

"Warranties" means the warranties, representations and undertakings contained or referred to in clause 6 and Schedule 4; and

"Wembley Venue Database" means the database of customers compiled by the Vendor through selling tickets for the Wembley Arena and Wembley Conference Centre but for the avoidance of doubt shall not include the computer program and other software which operates the Wembley Venue Database.

1.2 In this Agreement:

(a) references to statutes or statutory provisions include those statutes or statutory provisions as amended, extended, consolidated, re-enacted or replaced from time to time and any orders, regulations, instruments or other subordinated

legislation made under them except to the extent that any amendment, extension, consolidation, re-enactment or replacement after the date of this Agreement would create a liability of any party to this Agreement;

(b) words and phrases defined in the Act and in the relevant legislation relating to taxation (excluding any statutory modification of such words or phrases not in force on the date of this Agreement) bear the same meanings, unless given a different meaning in this Agreement;

(c) unless specified to the contrary, use of the singular is deemed to include the plural, use of any gender is deemed to include every gender and any reference to a person is deemed to include a corporation, a partnership and other body or entity and (in each case) vice versa;

(d) references to this Agreement or any other document shall, where appropriate, be construed as references to this Agreement or such other document as varied, supplemented, novated and/or replaced in any manner permitted by this Agreement from time to time;

(e) any reference to a document in the Agreed Form includes a reference to that document in its final executed form;

(f) any reference to an agreement or contract includes an agreement, contract, deed, franchise, concession, licence or undertaking and any waiver or release (in each case whether written, oral or implied or arising by operation of law);

(g) any reference to customer includes client and vice versa;

(h) the words includes, including and included will be construed without limitation unless inconsistent with the context;

(i) the Schedules form part of this Agreement and will have the same force and effect as if expressly set out in the body of this Agreement;

(j) any undertaking by any of the parties not to do any act or thing shall be deemed to include an undertaking not to permit or suffer or assist the doing of that act or thing; and

(k) the contents list and the headings used in this Agreement shall not affect its interpretation.

2. CONDITIONS PRECEDENT

2.1 Completion shall be conditional upon:-

(a) consents to the assignment or novation of the contracts set out in Schedule 1 in a form reasonably satisfactory to the Purchaser and the Vendor being duly executed and delivered to the Purchaser;

(b) The grant of a court order in a form satisfactory to the Vendor excluding the provisions of the Landlord and Tenant Act 1954 from the Lease;

(c) consultation taking place with the Transferring Employees as prescribed by and in compliance with regulation 10 of the Regulations in a form reasonably satisfactory to both the Vendor and the Purchaser;

(d) the Vendor and the Purchaser or the Purchaser's nominee having set up a new bank account with Barclays Bank plc in the name of the Vendor solely for the purposes of fulfilling and in accordance with the requirements in Clause 3 of the Facilities Agreement, provided that any transactions or dealings with such account shall at all times require the approval, authorisation and signature of both a representative of the Vendor and the Purchaser (or its nominee if the context so requires).

2.2 The Vendor shall use reasonable endeavours to procure the fulfilment of Conditions Precedent 2.1(a), 2.1(b), 2.1(c) and 2.1(d) PROVIDED THAT the Purchaser shall use reasonable endeavours to procure the fulfilment of Condition Precedent 2.1(d) and to comply with Regulation 10(3) of the Regulations and shall co-operate with the Vendor to assist the Vendor to meet Conditions Precedent 2.1(a) and 2.1(b).

2.3 The Purchaser reserves the right to waive in whole or in part Condition Precedent 2.1(a), the Vendor reserves the right to waive Conditions Precedent 2.1(b) and 2.1(c) and the Purchaser and the Vendor together reserve the right to waive Condition Precedent 2.1(d).

2.4 If the Conditions Precedent shall not have been fulfilled (or waived by the Purchaser or the Vendor as appropriate in accordance with the provisions of Clause 2.3) on or by the date 15 Business Days following the date hereof (or such later date as the Purchaser and the Vendor may from time to time agree), this Agreement and everything in it contained shall be null and void and of no effect, save that the

provisions contained in Clause 1 (Definitions), Clause 2 (Conditions Precedent), Clause 26 (Miscellaneous Provisions) and Clause 27 (Law and Jurisdiction) shall remain in full force and effect and the rights of the parties in respect of any breach of such clauses arising prior to the termination of this Agreement in accordance with this Clause 2.4 shall not be affected or prejudiced by such termination.

3. SALE AND PURCHASE

3.1 The Vendor as legal and beneficial owner and with full title guarantee shall sell and the Purchaser shall purchase the following assets as a going concern with effect from the Transfer Time free from any Encumbrance on the terms of this Agreement and subject to the exceptions specified in clause 3.2:

(a) the Goodwill;

(b) the benefit of the Assumed Contracts (subject to the burden in so far as it relates to the period following Completion);

(c) the Telephone Numbers;

(d) the Business Information; and

(e) the Wembley Venue Database (and any and all Intellectual Property Rights therein).

3.2 It is expressly agreed that the following assets are not included in the sale:

(a) the statutory books of the Vendor and minute books relating to directors' and shareholders' meetings of the Vendor;

(b) the benefit, to the Vendor, of this Agreement;

(c) save as specified in Clause 9, all cash in hand or with bankers or at any other financial institution and all cheques, bills or other negotiable instruments;

(d) the Debts (together with any interest payable on such Debts and the benefit of all security, guarantees, indemnities and rights relating to such Debts);

(e) the Premises;

(f) the VAT Records;

(g) the Books of Account;

(h) all those contracts, agreements, orders and engagements of the Vendor other than the Assumed Contracts;

(i) any amount recoverable by the Vendor from any Taxation Authority in connection with the Business in respect of Taxation attributable to periods ended on or before Completion;

(j) the benefit of any insurance effected by or on behalf of the Vendor;

(k) the Intellectual Property other than any and all Intellectual Property Rights in the Wembley Venue Database;

(l) the Excluded Business and all of the Vendor's assets used in the Excluded Business and not employed in the Business; and

(m) the Fixed Assets.

3.3 The only liabilities or obligations which shall be transferred to, or assumed by, the Purchaser on Completion pursuant to the sale and purchase hereunder are those liabilities and obligations arising after the Transfer Time which relate directly to the Assumed Contracts and the Transferring Employees. For the avoidance of doubt, the Purchaser shall not take over or assume the Excluded Contract Liabilities or any liabilities relating to the Excluded Business.

3.4 Risk in and legal and beneficial ownership of each of the Assets shall pass to the Purchaser on Completion.

4. CONSIDERATION

The consideration for the sale and purchase of the Assets under this Agreement shall be the Initial Consideration of £150,000 exclusive of VAT, which shall be paid in full on Completion in accordance with Clause 8, together with the Deferred Consideration to be calculated and paid in accordance with the provisions of Clause 5.

5. DEFERRED CONSIDERATION

5.1 Subject to Clauses 6.7 and 6.19 the Purchaser shall remit to the Vendor by the last Business Day of the Calendar Month immediately following each Calendar Month by

electronic transfer to such account as shall be nominated by the Vendor and notified in writing to the Purchaser a sum equal to £X (together with a reconciliation statement in reasonable detail in a form reasonably satisfactory to the Vendor of the amount paid) where:-

£X	=	0.2 x Y; and
Y	=	the aggregate Per Ticket Booking Fee and aggregate Per Transaction Handling Fee charged on each Ticket sold pursuant to the Assumed Contracts during the preceding Calendar Month.

PROVIDED THAT the Deferred Consideration shall be subject to a cap to be calculated by deducting a sum equal to 10% of the Deferred Consideration actually earned by the Vendor between 1 January 2003 and 31 December 2003 from the sum of £1,000,000.

5.2 The Purchaser undertakes with the Vendor during the Earn Out Period to maintain adequate records and, if relevant, other documentation relating to all transactions covered by this Clause 5 and undertakes to make available to the Vendor and its authorised representatives, on reasonable request, all such records and documentation no more frequently than one time in any Calendar Month.

5.3 The Purchaser acknowledges that the Vendor has a legitimate interest in enhancing the revenue generated under the Assumed Contracts and thereby to be paid to the Vendor under this Clause 5 during the Earn Out Period and undertakes to the Vendor during the Earn Out Period to perform, or to procure the performance on its behalf of, all obligations assumed by the Purchaser under the Assumed Contracts, subject to the provisions of the Assumed Contracts.

5.4 In the event that the Purchaser assigns any of its rights or obligations under this Agreement in accordance with the provisions of Clause 20, the Purchaser shall (except in the case of an assignment made in accordance with Clauses 20.9 or 20.10) procure the performance by the assignee on its behalf of all obligations under this Agreement.

5.5 In the event that the Purchaser operates the Business or diverts any part of the Business through any Related Company of the Purchaser, the Purchaser shall procure that such Related Company either accounts to the Vendor directly for any sums owed to the Vendor pursuant to Clause 5.1 or puts the Purchaser in funds to do so.

5.6 In the event that the Purchaser assigns, transfers, novates or charges any of its rights or obligations under any Assumed Contract before the end of the Earn Out Period, the Purchaser undertakes:-

(a) to the extent required pursuant to the terms of such Assumed Contracts, to obtain requisite consents from the other party to such Assumed Contract prior to effecting such assignment transfer, novation or charge; and

(b) to notify the Vendor prior to such assignment, transfer, novation or charge and to procure (if requested by the Vendor) that the relevant assignee or chargee (as the case may be) undertakes with the Vendor to perform the Purchaser's obligations in respect of the relevant Assumed Contracts under Clause 5 provided that nothing in this sub-clause shall affect the liability of the Vendor under any provision of this Agreement.

5.7 If the Purchaser fails to pay any sums due to the Vendor pursuant to this clause on the date on which such sum is due the Purchaser shall be liable to pay interest to the Vendor on such sum from the due date of payment at the Agreed Rate from time to time accruing on a daily basis until payment is made, whether before or after any judgment.

5.8 Subject to the provisions of Clauses 6.7 and 6.19 the Purchaser shall make all payments due under this Agreement without any deduction whether by way of set-off, counterclaim, discount, abatement or otherwise unless the Purchaser has a valid court order requiring an amount equal to such deduction to be paid by the Vendor to the Purchaser.

5.9 Any dispute between the Purchaser and the Vendor as to the operation of this Clause 5 shall be referred to an expert (the "Expert") to be appointed by agreement between the Vendor and the Purchaser or in default of such agreement by the President for the time being of the Institute of Chartered Accountants. The Expert shall make a direction acting as expert and not arbitrator.

6. WARRANTIES

6.1 The Vendor warrants and represents to the Purchaser in the terms of Schedule 4.

6.2 Any information supplied by any Transferring Employee to the Vendor or its agents or accountants, solicitors or other advisers in connection with the Warranties, the

Disclosure Letter or otherwise in relation to the Business and the Assets shall not constitute a representation or warranty or guarantee as to the accuracy thereof by such Transferring Employee and the Vendor undertakes to the Purchaser and each such Transferring Employee that it will not bring any and all claims which it might otherwise have against such Transferring Employee in respect thereof.

6.3 The Vendor acknowledges that the Purchaser is entering into this Agreement in reliance on the Warranties.

6.4 Each of the Warranties shall be construed separately and none of the Warranties shall limit or govern the extent, application or construction of any other of the Warranties.

6.5 No claim may be made under the Warranties (a "relevant claim") to the extent that the matter has been fairly disclosed in the Disclosure Letter and, in respect of any matter not so disclosed, unless written notice containing the general nature of the relevant claim shall have been given by the Purchaser to the Vendor on or before the date 18 months from the date of Completion in the case of a claim under the Warranties (other than the Warranties relating to Tax) and in the case of a claim under the Warranties relating to Tax before the seventh anniversary of Completion and any relevant claim which is validly made within the required periods aforesaid shall (unless previously settled or withdrawn) be deemed to have been waived or withdrawn in the event that legal proceedings in respect thereof are not issued and validly served on the Vendor or the amount payable by the Vendor in respect of such claim has not been agreed within six months of written notice of the relevant claim first being given aforesaid.

6.6 No relevant claim may be made under the Warranties and the Vendor shall not be liable in respect of any of the Warranties unless the amount actually payable under each relevant claim exceeds £8,000 (and any claims arising out of a series of similar or related events shall be treated as a single claim) and when aggregated with all other relevant claims exceeds £25,000, in which case the Vendor shall be liable for the whole amount of such relevant claim and not merely the excess.

6.7 The liability of the Vendor under the Warranties shall not exceed £250,000, provided that in the event of the amount of a settled claim ("settled" being defined in Clause 6.20) exceeding the amount of consideration actually received by the Vendor at the time such claim is settled ("Received Consideration"), the amount by which the settled claim exceeds the Received Consideration shall be set-off against future payments of Deferred Consideration.

6.8 The Vendor shall have no liability in respect of any relevant claim, or its liability in respect of any relevant claim shall be reduced, to the extent that (as appropriate) the matter giving rise to the claim in question would not have arisen but for or the amount of the claim is increased by:-

(a) any voluntary act carried out by the Purchaser or any Related Company of the Purchaser after Completion otherwise than in the ordinary course of business of the Company as such business is conducted at the date of this Agreement;

(b) the passing of, or any change in, any law, rule, regulation, interpretation of the law or administrative practice of any government, governmental department, agency or regulatory body or any increase in the rates, methods of calculation or scope of Taxation or any imposition of Taxation after the date of this Agreement;

(c) any winding-up or cessation after Completion of any business or trade carried on by the Purchaser or any Related Company of the Purchaser except for any winding-up or cessation carried out solely for the purposes of a reconstruction or amalgamation not involving insolvency.

6.9 The liability of the Vendor in respect of any relevant claim shall be reduced to the extent that such loss is recovered by the Purchaser (or any assignee or successor in title thereof) under a policy of insurance.

6.10 The Purchaser is not entitled to recover more than once under the Warranties in respect of the same loss or liability.

6.11 Where the Purchaser is entitled to recover from a third party any sum in respect of any matter giving rise to a relevant claim it shall procure that reasonable steps are taken to make such recovery provided that the Purchaser shall not be required to do any act which in the Purchaser's view (acting reasonably) would materially damage any relationship between it and any of its customers or suppliers.

6.12 If the Vendor pays to the Purchaser an amount in respect of a relevant claim and the Purchaser subsequently recovers from another person an amount in respect of the same loss or liability:-

(a) if the amount paid by the Vendor in respect of the relevant claim is more than the Sum Recovered, the Purchaser shall immediately pay to the Vendor the

Sum Recovered; and

(b) if the amount paid by the Vendor in respect of the relevant claim is less than or equal to the Sum Recovered, the Purchaser shall immediately pay to the Vendor an amount equal to the amount paid by the Vendor.

For the purposes of Clause 6.12, "Sum Recovered" means an amount equal to the total of the amount recovered from the other person less all costs reasonably incurred by the Purchaser in recovering the amount from the person and less also any taxation suffered by the Purchaser in respect of such sum.

6.13 The Purchaser shall preserve all documents, records, correspondence, accounts and other information whatsoever which are in the possession of the Purchaser and which the Purchaser in good faith believes or is aware are relevant to any relevant claim or potential relevant claim.

6.14 If in respect of any relevant claim the liability of the Purchaser is contingent only then the Vendor shall not be under any obligation to make any payment hereunder until such time as the contingent liability ceases to be contingent and becomes actual (but without prejudice to the right of the Purchaser to notify the Vendor of the relevant claim pursuant to Clause 6.5) and the period for issuing legal proceedings provided for in Clause 6.5 shall be deemed to be extended to six months after the relevant contingent liability ceases to be contingent.

6.15 Nothing in this Clause 6 shall in any way restrict or limit the general obligation at law of the Purchaser to mitigate any loss or damage which it may suffer in consequence of any matter giving rise to a relevant claim.

6.16 Any amount paid by the Vendor in relation to a relevant claim shall be deemed to constitute a reduction in the consideration payable hereunder for the Business.

6.17 In the event that:-

(a) any claim is made against the Purchaser or a Related Party of the Purchaser which gives rise to a claim by the Purchaser against the Vendor under the Warranties; or

(b) the Purchaser is entitled to make recovery from some other person any sum in respect of any relevant claim under the Warranties;

the provisions of Clause 6.18 shall apply.

6.18 The Purchaser shall:-

(a) (prior to taking any action (other than the taking of such action as the Purchaser reasonably considers necessary to preserve any rights it may have against the Vendor hereunder and in accordance with clause 6.5) against the Vendor under the Warranties and subject to the Purchaser being indemnified and secured to the satisfaction of the Purchaser by the Vendor against all costs and expenses which may be properly incurred by reason of such action) take all such action as the Vendor may request (including the institution of proceedings and the instruction of professional advisers approved by the Vendor to act on behalf of the Purchaser) to prove or dispute (as the case may be) any relevant claim in accordance with the instructions of the Vendor with the intent that such action shall be delegated entirely to the Vendor PROVIDED THAT the Purchaser shall not be required to do any act which in the Purchaser's view acting reasonably would materially damage any relationship between the Purchaser and any of its suppliers or customers; and

(b) subject to the Purchaser being indemnified and secured to the satisfaction of the Purchaser by the Vendor against all costs and expenses which may be properly incurred by reason of such action, not settle or compromise any liability or claim to which such action is referable without the prior written consent of the Vendor, such consent not be unreasonably withheld or delayed;

6.19 In the event that prior to the Business Day upon which the Deferred Consideration is paid in respect of the final Calendar Month (the "Final Payment Date") the Purchaser shall have given notice to the Vendor of a claim or claims under the Warranties or otherwise then to the extent that any such claim or claims shall have been settled (in accordance with Clause 6.20) but shall not have been paid by or on behalf of the Vendor prior to the Final Payment Date, the Purchaser shall at its sole discretion be entitled to treat its obligations hereunder to satisfy the Deferred Consideration outstanding to the Vendor as being reduced pro tanto by the amount, to the extent settled, of such claim or claims.

6.20 A claim shall be regarded as settled for the purposes of Clauses 6.7 or 6.19 if either:

(a) the Vendor and the Purchaser (or their respective solicitors) shall so agree in

writing; or

(b) a court has awarded judgment in respect of the claim and no right of appeal lies in respect of such judgment or the parties are debarred whether by the passage of time or otherwise from exercising any such right of appeal.

6.21 The Vendor shall give to the Purchaser all such information and documentation relating to the Assets and Business as the Purchaser shall reasonably require to enable it to satisfy itself as to whether there has been any breach of the Warranties;

6.22 For the avoidance of doubt nothing contained in Clause 6.19 shall prejudice the right of the Purchaser to recover against the Vendor otherwise than pursuant to Clause 6.19 or to make any claim against the Vendor under the Warranties or otherwise whether before or after the Final Payment Date whether in accordance with the procedure specified in Clause 6.19 or otherwise.

7. PERIOD TO COMPLETION

7.1 The Vendor undertakes with the Purchaser to procure that prior to Completion the Business shall operate in its usual course and in such a manner so as to ensure that no act or event shall occur during that period which would be reasonably expected to result in a breach of the Warranties were they to be repeated prior to Completion and the Vendor further undertakes prior to Completion to perform all obligations assumed by it under the Assumed Contracts, subject to the provisions of the Assumed Contracts.

7.2 Pending Completion the Purchaser and any person authorised by it shall be given access to the Business and the Assets for the purposes only of ascertaining compliance with the covenants given in Clause 7 and the directors and employees of the Vendor shall be instructed to give promptly all such information and explanations in relation to the Business and Assets as the Purchaser may reasonably request.

7.3 If:

(a) the Vendor is in material breach of any of the Warranties; or

(b) there shall occur any act or event which upon Completion would or might reasonably be expected to result in a material breach of any of the Warranties were they repeated immediately prior to Completion; or

(c) there is any material breach or non-fulfilment by the Vendor of its obligations hereunder

which in any such case is incapable of remedy or, if capable of remedy, is not remedied by the Vendor by Completion or (if earlier) within seven days after notice thereof from the Purchaser requiring the same to be remedied then in any such case the Purchaser shall be entitled (in addition and without prejudice to any other rights or remedies it may have against the Vendor under this Agreement or otherwise) to elect by notice in writing to the Vendor not to complete the purchase of the Business and Assets, in which event this Agreement shall automatically terminate save that the rights and liabilities of the parties which have accrued prior to termination shall continue to subsist.

7.4 The Vendor undertakes to the Purchaser that it will:

(a) disclose forthwith in writing to the Purchaser any matter or thing which may arise or become known to it after the date hereof which is inconsistent with any of the Warranties; and

(b) keep from time to time the Purchaser fully informed of all negotiations, communications and discussions (including in the case of correspondence and any other written documentation, providing the Purchaser with copies thereof) with any trade union or other such organisation or with the Vendor's employees occurring from the date hereof up until Completion pursuant to the Employment Rights Act 1996 and regulation 10 of the Regulations.

8. COMPLETION

8.1 Completion shall take place at the offices of the Vendor's Solicitors on the second Business Day following the satisfaction or waiver of all the Conditions Precedent or at such later time or date as the Vendor and the Purchaser may agree in writing.

8.2 On Completion the Vendor shall deliver to the Purchaser:-

(a) at the Premises all of the Assets title to which is capable of passing by physical delivery;

(b) assignments or deeds of novation of the Assumed Contracts in a form reasonably satisfactory to the Purchaser and the Vendor duly executed by the

other parties to the Assumed Contracts;

(c) a duly executed assignment of the Goodwill and Wembley Venue Database and any and all Intellectual Property Rights therein, in the Agreed Form;

(d) at the Premises the duly signed originals of the Assumed Contracts and all correspondence and other records of the Vendor relating to them;

(e) at the Premises the employment contracts and all records of National Insurance and PAYE and all other records and documents relating to the Transferring Employees duly completed and up to date;

(f) such irrevocable instruction to the banks of the Vendor as may be necessary to procure the automatic transfer to such bank accounts of the Purchaser as the Purchaser may nominate of any payment that any customer of the Business may make to such bank after Completion; and

(g) a copy of the minutes of a board meeting of the Vendor authorising the execution by the appropriate signatories on behalf of the Vendor of this Agreement and any other documents which are to be executed by the Vendor pursuant to this Agreement;

(h) the original lease executed by the Landlord (as defined in Schedule 5);

and procure that the Telephone Numbers are transferred into the name of the Purchaser.

8.3 On Completion the Vendor shall pay all Advance Ticket Receipts relating to the Business held by the Vendor into the Escrow Account in accordance with the provisions of Clause 9.

8.4 On Completion the Purchaser shall:-

(a) remit by electronic transfer to the Vendor's Solicitors' bank account (branch: Barclays Bank Plc, London Corporate Banking, P O Box 544, 1st Floor, 54 Lombard Street, London EC3V 9EX, sort code: 20-05-75, account number: 80646970, a/c Name: Memery Crystal Client account) the sum of £150,000 (representing the Initial Consideration);

(b) deliver to the Vendor a copy of the minutes of a board meeting of the

Purchaser authorising the execution by the appropriate signatories on behalf of the Purchaser of this Agreement and any other documents which are to be executed by the Purchaser pursuant to this Agreement;

(c) deliver to the Vendor the counterpart lease executed by the Purchaser;

(d) deliver evidence in a form reasonably satisfactory to the Vendor that the Purchaser is a wholly owned subsidiary of Stoll Moss Group Holdings Limited.

8.5 The Purchaser may in its absolute discretion waive any of the requirements contained in Clause 8.2.

8.6 On Completion, the Vendor and the Purchaser shall:-

(a) execute or procure the execution of the Facilities Agreement in the Agreed Form;

(b) comply with the provisions of Schedule 5.

8.7 Following Completion, the Vendor shall from time to time following a request from the Purchaser at the Purchaser's expense do or procure the doing of all acts and/or execute or procure the execution of all such documents as the Purchaser may reasonably require for the purpose of vesting in the Purchaser the full legal and beneficial title to the Assets and the Business and otherwise giving the Purchaser the full benefit of this agreement.

9. <u>ADVANCE TICKET RECEIPTS</u>

9.1 The Vendor shall:

(a) on Completion pay an amount equal to the aggregate amount of all Advance Ticket Receipts held by the Vendor as at Completion into the Escrow Account to be governed by the terms of this Clause 9;

(b) on the date falling three Business Days after Completion (and as soon as reasonably practicable for those Advance Ticket Receipts (if any) received thereafter from time to time) pay the amount of Advance Ticket Receipts received by the Vendor after Completion into the Escrow Account (recognising the delay in receiving the funds from the credit card handling company);

(such amounts together being the "Escrow Monies").

9.2 Following Completion, the Vendor and the Purchaser shall instruct the Escrow Bank to pay such amounts of the Advance Tickets Receipts to the relevant third parties as required from time to time in accordance with the obligations set out in the Assumed Contracts.

9.3 At Completion the Vendor shall deliver to the Purchaser a schedule in a form reasonably acceptable to the Purchaser showing the amount of Advance Ticket Receipts held or to be collected by the Vendor, together with a breakdown of the amount of Per Ticket Booking Fees and Per Transaction Handling Charges and Inside Commission Charges held or to be collected by the Vendor.

9.4 If any Event (which for the purposes of this Clause 9 shall include any relevant event between Completion and the start of the Earn Out Period) is cancelled or postponed, within two Business Days of such cancellation or in the case of a postponement within two Business Days after the customers concerned becoming entitled to refund (whether in law or by reason of any agreement or allowances given to any customer):-

(a) the Vendor shall pay an amount equal to all Per Ticket Booking Fees and Inside Commission Charges paid or payable to the Vendor in respect of the sale of Tickets (less any Per Ticket Booking Fees that have been refunded by a third party to the Purchaser in connection with a cancelled or postponed Event, the receipt of which the Purchaser undertakes to disclose to the Vendor in full and promptly) by the Vendor for such Event to the Purchaser and the Purchaser shall promptly refund such amounts received from the Vendor to all such persons who are entitled to such receipts under the terms of the relevant Assumed Contract in respect of such cancelled or postponed Event; and

(b) the Purchaser and the Vendor shall promptly authorise the Escrow Bank to refund the relevant Advance Ticket Receipts held in the Escrow Account to all such persons who are entitled to such receipts under the terms of the relevant Assumed Contract in respect of such cancelled or postponed Event.

9.5 Any interest remaining in the Escrow Account once all Advance Ticket Receipts have been paid out shall belong to the Purchaser.

9.6 Any dispute between the Purchaser and the Vendor as to the operation of this Clause 9

shall be referred to an expert (the "Expert") to be appointed by agreement between the Vendor and the Purchaser or in default of such agreement by the President for the time being of the Institute of Chartered Accountants. The Expert shall make a direction acting as expert and not arbitrator.

9.7 The Vendor warrants to the Purchaser that the schedule to be produced pursuant to Clause 9.3 contains details of all relevant Advance Ticket Receipts, Per Ticket Booking Fees, Per Transaction Charges and Inside Commission Charges.

9.8 The Vendor and the Purchaser agree to indemnify each other and keep each other indemnified from and against any liabilities, claims, losses, damages, fines, penalties, costs and charges which the other suffers as a consequence of a breach by the other of any of the terms of this clause.

9.9 The Vendor agrees to indemnify, on demand, the Purchaser (for itself and each member of its Related Companies) to the extent that the sum of the Escrow Monies together with all relevant Per Ticket Booking Fees and Inside Commission Charges retained by the Vendor (as applicable in the case of refunds for cancelled or postponed Events) is less than the aggregate of the sums required to be paid to any and all third parties in relation to Tickets sold prior to Completion.

10. <u>VAT</u>

10.1 The Vendor and the Purchaser acknowledge and agree that it is considered that section 49(1) VATA and Article 5 of the Value Added Tax (Special Provisions) Order 1995 (SI 1995/1268) ("Article 5") will apply to the sale and purchase under this Agreement such that the transaction is treated as a transfer as a going concern and not as a supply of goods or services and no VAT will be chargeable by the Vendor in respect of such sale and purchase.

10.2 VAT payable in respect of goods and services supplied or deemed to be supplied by the Vendor prior to Completion and all interest payable and penalties attributable to such VAT shall be paid to H.M. Customs and Excise by the Vendor.

10.3 VAT payable in respect of goods and services supplied or deemed to be supplied by the Purchaser after Completion and all interest payable and penalties attributable to such VAT shall be paid to H.M. Customs & Excise by the Purchaser.

10.4 If H.M. Customs & Excise determines in writing that VAT is chargeable in respect of

the supply of all or any part of the Assets under this Agreement, the Vendor shall give notice to the Purchaser of that determination within five Business Days of its being so advised by HM Customs & Excise. The Purchaser shall, within five Business Days after the Vendor notifies the Purchaser of the determination, pay to the Vendor (against delivery by the Vendor of an appropriate tax invoice for VAT purposes) a sum equal to the amount of VAT determined by HM Customs & Excise to be so chargeable but such payment shall be without prejudice to the right of the Purchaser under this Agreement to call upon the Vendor to make or join an appeal against the aforesaid determination subject to the provisions of Clause 10.6 below.

10.5 In the event that any amount is paid by the Purchaser to the Vendor in respect of VAT which is not properly chargeable, then the Vendor shall forthwith repay such amount to the Purchaser.

10.6 The Purchaser at its sole discretion (but after consultation with the Vendor) may within ten Business Days of notification by the Vendor of a determination having been made by H.M. Customs and Excise dispute that determination or request the Vendor to dispute or join with the Purchaser or any other person in disputing that determination, including the making of a formal appeal to the value added tax tribunal and such higher court of law as may subsequently be required to reach a decision on the dispute and the Vendor shall promptly comply with any reasonable request but shall not be obliged to take any action under this Clause unless the Purchaser shall indemnify it against all costs and expenses so incurred.

11. BOOKS OF ACCOUNT, VAT RECORDS AND ASSISTANCE WITH CLAIMS

11.1 The Books of Account are not included in the sale of assets pursuant to this Agreement

11.2 The Vendor undertakes to the Purchaser that it will:

(a) preserve the Books of Account for a period of not less than seven years from Completion; and

(b) it will at all times following Completion upon receiving reasonable prior notice of the Purchaser's wish to inspect the Books of Account permit any employee or adviser of the Purchaser authorised in writing by the Purchaser reasonable access to the Books of Account during normal business hours to inspect and to

take copies of them at the Purchaser's expense; and

(c) it will not dispose of any of the Books of Account without first giving the Purchaser a reasonable opportunity to inspect and remove such records as the Purchaser may require.

11.3 The Vendor undertakes with the Purchaser that it will immediately upon Completion apply to H.M. Customs & Excise for a direction pursuant to section 49(1)(b) VATA to permit the retention by the Vendor of the VAT Records and shall provide the Purchaser with a copy of such direction.

11.4 If H.M. Customs & Excise shall refuse to make a direction pursuant to section 49(1)(b) VATA to permit the retention by the Vendor of the VAT Records the Vendor shall, despite Clauses 3.2 and 11.1, immediately transfer the VAT Records to the Purchaser and the provisions of Clause 11.2 shall apply equally, in relation to the VAT Records, as if the references in that clause to the Vendor were to the Purchaser and vice versa.

11.5 It is agreed between the Vendor and the Purchaser that the Business Information shall not include minute books relating to directors' and shareholders' meetings and statutory books of the Vendor. Insofar as such documents shall relate to the Business, the Assets, or to the Transferring Employees, the Purchaser shall have the right for 3 years after Completion (at the Purchaser's expense) to examine those documents at all reasonable times and to make copies of them or take extracts from them (for the purpose only of collecting any receipts to which the Purchaser is entitled or to satisfy any obligation for which it is liable or to comply with any fiscal or financial reporting obligation).

11.6 In the event of any claim being made against the Vendor by any third party arising out of or in connection with the carrying on of the Business prior to Completion, and in such circumstance the Purchaser has not elected to take control of such claim pursuant to Clause 10.5, the Purchaser shall grant to the Vendor all reasonable access to its files, books and records and shall give reasonable assistance to the Vendor (at the Vendor's cost) to enable the Vendor to defend the claim made against it provided that the Vendor shall have first promptly notified the Purchaser of any such claim and the Vendor shall not without the Purchaser's prior written consent take any other steps in relation to such claims which in the opinion of the Purchaser acting reasonably might be expected to damage the commercial interests of the Purchaser.

12. APPORTIONMENTS, LIABILITIES AND INDEMNITIES

As at Completion the following provisions shall have effect:

12.1 Vendor's liabilities and obligations

Nothing in this agreement shall pass to the Purchaser or be construed as an acceptance by the Purchaser of any liability (whether accrued, absolute, contingent, known or unknown) for anything done or omitted to be done before Completion in the course of or in connection with the Business or the Assets and the Vendor shall:

(a) indemnify and keep indemnified the Purchaser against any and all obligations, liabilities, costs, claims, demands and expenses arising therefrom (including, without limitation, the Excluded Contract Liabilities); and/or

(b) perform any obligation falling due for performance or which should have been performed before Completion (including, without limitation, the Excluded Contract Liabilities).

12.2 Apportionments

(a) Without prejudice to any other provision of this Agreement, the Vendor accepts responsibility up to the Transfer Time and the Purchaser accepts responsibility as from the Transfer Time for the following (apportioned to the Transfer Time):

(i) all salaries, medical insurance costs, pension contributions, life assurance premiums, holiday pay and other emoluments and expenses in respect of the Transferring Employees;

(ii) all other outgoings, overheads, charges and running expenses of the Business and the Assets in the ordinary course of carrying on the Business only; and

(iii) all rights to receive payment of all sums relating to the Business and the Assets.. In relation to any such rights which relate to the period up to the Transfer Time (which shall continue to belong to the Vendor) the Vendor shall not seek to recover such sums direct but shall inform the Purchaser of any payments that may be made to the Vendor in respect thereof and the Purchaser shall (subject to being indemnified to its

satisfaction by the Vendor against all costs and expenses which may be reasonably incurred by reason of such action and provided that the Purchaser shall not be required to do any act which in its reasonable opinion would materially damage any relationship between the Purchaser and any of its customers or suppliers) take all reasonable steps to recover such sum and shall as soon as reasonably practicable account to the Vendor for any amounts received in the event, and to the extent that, it shall receive any such sums and pending such accounting shall hold such sums on trust for the Vendor.

(b) All receipts, realisations, debts or other income of or relating to the Assets or to the Business which relate to the period from the Transfer Time shall belong to the Purchaser and the Vendor shall immediately account to the Purchaser for any such sums which the Vendor may receive. If the Vendor comes into possession of any such receipt, realisation, debt or other income for a period covering both before and after the Transfer Time the Vendor shall immediately pay to the Purchaser the amount of such receipt, realisation, debt or other income apportioned by reference to the Transfer Time. Pending all such payments being made the Vendor shall hold such amounts on trust for the Purchaser.

12.3 **Trading Liabilities**

(a) The Vendor shall be liable for claims by any third party arising out of or in connection with the carrying on of the Business prior to Completion including any act or omission of the Vendor relating to the Business prior to Completion.

(b) The Purchaser shall at its sole discretion elect to have sole conduct of the claims specified in Clause 12.3(a) and be indemnified and secured to the Purchaser's reasonable satisfaction by the Vendor against all costs and expenses which may be incurred by reason of having such conduct. The Purchaser shall take all such action as the Vendor may reasonably request in writing including the instruction of professional advisers approved in writing by the Vendor to act on behalf of the Vendor to avoid, dispute, resist, compromise, defend or appeal against any such claim, or to settle or compromise any liability arising from any such claim, providing that such action, in the Purchaser's opinion, does not prejudice the Business or the

business interests of the Purchaser.

(c) After Completion the Purchaser will not hold out or represent the Vendor as being connected with the Business or responsible for any liabilities or obligations of the Business incurred after Completion.

12.4 Assumed Contracts

(a) Subject as provided in Clause 13, the Purchaser shall at its own cost and expense be responsible for observing, discharging, performing, fulfilling and/or carrying out and completing the Vendor's obligations under the Assumed Contracts (as the agent or sub-contractor of the Vendor, where necessary or appropriate) with effect from Completion (but the Purchaser shall not be responsible for any obligations under Clause 13 which should have been discharged by the Vendor prior to Completion or for any obligations or liabilities attributable directly or indirectly to a breach of any of the Assumed Contracts on the part of the Vendor or its employees, agents or sub-contractors).

(b) Subject as provided in Clause 13, the Vendor will, at the Purchaser's request and cost, give to the Purchaser following Completion all assistance in the power of the Vendor to enable the Purchaser to enforce the Assumed Contracts against the other contracting party or parties.

12.5 Purchaser's obligations

Except as otherwise expressly provided in this Agreement, the Purchaser undertakes to the Vendor to pay all debts and liabilities of and to be responsible for all obligations relating to the Business and the Assets arising, or referable to a period, after Completion.

12.6 Purchaser's indemnities

The Purchaser shall indemnify the Vendor and keep the Vendor fully and effectively indemnified on demand from and against any and all losses, claims, damages, costs, charges, expenses, liabilities, demands, proceedings and actions which the Vendor reasonably sustains or incurs or have been brought and established against it by any person and which in any case arises as a result of:

(a) any breach of non-observance by the Purchaser of any of its obligations under Clauses 12.4(a) and 12.5;

(b) in respect of anything done or omitted to be done by the Purchaser in relation to the Business or the Assets following Completion.

13. ASSUMED CONTRACTS

13.1 The Vendor undertakes with effect as and from Completion to assign to the order of the Purchaser or to procure the assignment to the order of the Purchaser all of the Assumed Contracts which are capable of assignment without the consent of the other parties. If any of the Assumed Contracts cannot be assigned to the Purchaser without the agreement or the consent of the other contracting party or parties (or some other third party) or except by an agreement of novation:

(a) the Vendor and the Purchaser shall each use all reasonable endeavours to obtain such consent or to procure a novation of the Assumed Contracts; and

(b) unless and until such consent or agreement is obtained or the Assumed Contract in question is novated the Vendor shall with effect from Completion hold the benefit of such Assumed Contract upon trust for the Purchaser absolutely, and all profits and losses arising from such Assumed Contract after Completion shall belong to and be borne by the Purchaser and the Vendor shall account to the Purchaser as soon as reasonably practicable after Completion, for any sums or other benefits received by the Vendor in relation to any such Assumed Contract and the Purchaser shall indemnify and keep indemnified the Vendor against all claims, actions, proceedings, demands, obligations, liabilities, losses and expenses which are reasonably incurred or suffered by the Vendor arising directly out of any non-performance or defective or negligent performance of any of the Assumed Contracts by the Purchaser after the Transfer Date provided that the Purchaser shall have the right to perform, in place of the Vendor, any Assumed Contract as sub-contractor, agent, licensee or sub-licensee (as the case may be) to the extent that such performance may be permitted by any such contract;

(c) until such time as such consent or sanction is received to the satisfaction of the Purchaser the Vendor shall (so far as it lawfully may do so) act under the direction of the Purchaser in all matters relating to any such Assumed

Contracts for so long as the Vendor is required and authorised so to do by the Purchaser.

13.2 Insofar as any consent or sanction of any third party is required to the transfer of any of the Assumed Contracts and such consent or sanction shall not have been received to the satisfaction of the Purchaser at Completion but the parties nonetheless agree to complete then nothing in this Agreement shall be deemed to operate as such a transfer or assignment as would give rise to any termination or forfeiture of any benefit, right or interest to any person in any of the Assumed Contracts.

13.3 Upon Completion:-

(a) the Vendor shall use all reasonable endeavours procure by way of deed of novation the grant to the Purchaser in relation to the agreements set out in Schedule 1, Part B the non-exclusive right, subject to any applicable data protection or other privacy legislation and the terms of those agreements, to use on behalf of the owner of the applicable venues the Customer Database and any and all customer data therein and Intellectual Property Rights therein, for the sole purpose of enabling the Purchaser to perform its obligations under the Assumed Contracts;

(b) the Vendor shall physically transfer or physically make available to the Purchaser (in whatever format the Purchaser may reasonably request) the Customer Database and the Wembley Venue Database;

(c) and for a period of three (3) months thereafter, the Vendor shall provide all reasonable assistance requested by the Purchaser in relation to such use of the Customer Database and the Wembley Venue Database; and

(d) the Vendor and Purchaser shall each comply with all applicable data protection or other privacy legislation to enable the Vendor and the Purchaser to lawfully give effect to this Agreement. For the avoidance of doubt, and subject always to the foregoing, the Purchaser may only use any of the contents of the Customer Database and the Wembley Venue Database in accordance with the terms of the Assumed Contracts.

13.4 From Completion and for a period of 18 months thereafter, the Vendor shall redirect internet traffic from the Domain Names to such domains as the Purchaser may

reasonably request from time to time, whether by means of blind links or by other agreed means such that any and all traffic to those domain names is automatically routed to the Purchaser's domains. For the avoidance of doubt, the Domain Names will not be transferred to the Purchaser.

14. EMPLOYEES

14.1 The Vendor and the Purchaser hereby acknowledge that the Transferring Employees shall become employed by the Purchaser with effect from Completion in accordance with the Regulations.

14.2 The Vendor shall indemnify the Purchaser (or its agents or nominees) and keep the Purchaser fully and effectively indemnified on demand from and against all losses, claims, damages, costs, charges, expenses, liabilities, demands, proceedings and actions of whatever nature which the Purchaser may reasonably sustain or incur or which may be brought or established against it by any person and which arise out of or in relation to:

(a) the employment or the termination of employment of any Transferring Employee or any Retained Employee during the period prior to Completion;

(b) the operation of the Regulations upon the contract of employment of any person whose name is not specified in Schedule 3;

(c) by reason of any liability or obligation (whether statutory or contractual and including, without limitation, any obligation to inform and consult representatives of the Transferring Employees), arising as a result of anything done or omitted to be done before Completion by the Vendor by virtue of the Regulations save for any liability arising from the Purchaser's failure to comply with its obligations pursuant to Regulation 10(3) of the Regulations unless the Vendor shall have waived the Purchaser's obligation pursuant to Clause 2; and

(d) the breach or non-observance by the Vendor during the period prior to Completion of any collective agreement with a trade union or staff association in respect of any Transferring Employee.

14.3 The Purchaser shall indemnify the Vendor and keep the Vendor fully and effectively indemnified on demand from and against all losses, claims, damages, costs, charges,

expenses, liabilities, demands, proceedings and actions which the Vendor may reasonably sustain or incur or which may be brought or established against it by any Transferring Employee (or where applicable any trade union or other employee representative of any Transferring Employee) and which (without limitation) arises out of or in relation to or by reason of:

(a) any variation of the terms and conditions of employment of any of the Transferring Employees occurring after Completion;

(b) any substantial change made to the working conditions of any of the Transferring Employees to their detriment occurring after Completion;

(c) the dismissal of or the termination of the employment of any of the Transferring Employees occurring after Completion; or

(d) the provision of prospective pension, retirement, and/or life assurance benefits to any of the Transferring Employees following Completion which are inferior (including the provision of no benefits at all) to those benefits provided for such Transferring Employees who are members of the pension, retirement benefit and/or life assurance schemes at present maintained by the Vendor (provided that such benefits are set out in the Disclosure Letter) pursuant to such schemes whether or not such claim is brought prior to or following Completion;

14.4 The Vendor will be responsible for and shall indemnify the Purchaser against all accrued holiday pay entitlements and accrued but unused holiday entitlement of the Transferring Employees, which accrued during any period prior to Completion.

14.5 If any collective agreement has not been disclosed in writing to the Purchaser, and shall have effect as if originally made between the Purchaser and any trade union as a result of the provisions of the Regulations, the Purchaser may, upon becoming aware of the application of the Regulations to such collective agreement terminate such agreement forthwith and the Vendor shall indemnify the Purchaser against every liability, obligation, cost, claim or demand arising out of such termination.

14.6 The Purchaser will as soon as may be practicable after Completion at its sole expense take all such steps as may be necessary or requisite to enable the Transferring Employees to become with effect from Completion members of a pension or

retirement benefit and/or life assurance scheme approved by the Commissioners of the Inland Revenue and providing benefits at least equivalent to those (if any) provided for such employees who are members of the pension, retirement benefit or life assurance schemes at present maintained by the Vendor (written particulars of which are set out in the Disclosure Letter).

14.7 In the event of the Vendor becoming aware of any claim which would give rise to a liability under Clause 14.2 the Vendor shall give notice to the Purchaser and as regards any such claim the Purchaser shall at the request of the Vendor take such action as the Vendor may reasonably request to avoid, dispute, resist, appeal, compromise or defend the claim and any adjudication in respect of it but subject to the Purchaser being indemnified and secured to its reasonable satisfaction by the Vendor against any liability costs damages or expenses provided that the Purchaser will not be obliged to take any action which, in the reasonable opinion of the Purchaser, might have a significantly adverse affect to the Business.

15. RESTRICTIONS

15.1 To assure to the Purchaser the full value of the Business and the Assets the Vendor undertakes with the Purchaser that neither the Vendor nor any of its Related Companies will (whether directly or indirectly, or whether solely or jointly with an agent, director, shareholder, manager, employee, consultant or independent contractor of, in or to any other person) without the prior written consent of the Purchaser until the date 18 months after the date of Completion:

(a) carry on, or be engaged, concerned or interested in carrying on within the United Kingdom any business which is the same as or competitive with the Business;

(b) solicit, supply or provide any products or services of the same or a similar nature or type to those supplied by the Vendor at Completion in connection with the Business to any person who has been, to the knowledge of the Vendor, a customer of the Business at any time during the period of two years immediately prior to Completion or who was at the date of Completion in the process of negotiating or contemplating doing business with the Vendor in connection with the Business;

(c) at any time after Completion in any way indicate, suggest or publicise any

continuing connection between the Vendor and the Business which is in any way incorrect or misleading;

(d) solicit, canvass or endeavour to entice away from or discourage from being employed by the Purchaser any of the Transferring Employees engaged in a managerial, supervisory, technical or sales capacity whether or not such individual would commit a breach of contract by reason of leaving service; or

(e) use the Domain Names.

15.2 Each of Clauses 15.1(a) to 15.1(e) (inclusive) shall be treated as a separate obligation and shall be severally enforceable as such.

15.3 Nothing in Clause 15.1 shall operate to prevent the Vendor from being the holder or beneficial owner by way of bona fide investment only of any units of an authorised unit trust and/or any shares or other securities in any company which are listed or dealt in on any recognised stock exchange and where the Vendor neither holds nor is beneficially interested in more than a total of 5 per cent. of any single class of the securities in that company.

15.4 The Vendor considers the restrictions in Clause 15.1 to be reasonable. However, the Vendor against whom it is sought to enforce any of such restrictions agrees to accept and observe such substituted restriction(s) (in place of all or any of those comprised in Clause 15.1) as the Purchaser may from time to time specify, on the condition that such substituted restriction(s) are in all respects less restrictive in extent than those specified in Clause 15.1 which they replace.

16. <u>CONFIDENTIAL INFORMATION</u>

16.1 The Vendor undertakes to the Purchaser that it will not and will procure that none of its Related Companies and no officer or employee of a Related Company will at any time after the date of this Agreement disclose to anyone or use for its own purposes or for any purposes except those of the Business or through any failure to exercise all due care and diligence cause any unauthorised disclosure of any Confidential Information which it now possesses.

16.2 Despite Clause 16.1, the Vendor may disclose Confidential Information:

(a) to its professional advisers solely for the purpose of taking advice on matters

concerning this Agreement in which case the Vendor shall ensure that such professional advisers are aware of the confidential nature of the information and shall use its best endeavours to procure that such advisers keep such information confidential on terms equivalent to this clause;

(b) to the extent required by law, or by any regulatory authority to which the Vendor may be subject; or

(c) which is or comes into the public domain without fault on the part of the party to whom the information was disclosed or to whose attention the information has come.

16.3 The Vendor will on written demand of the Purchaser at any time after Completion deliver up or cause to be delivered up to the Purchaser, or destroy or erase or cause to be destroyed or erased at the Purchaser's direction, all notes and records on whatever media (including copies) containing Confidential Information.

17. FURTHER ASSURANCE

17.1 Following Completion the Vendor shall:

(a) subject to Clause 13, wholly discontinue carrying on the Business and shall not after Completion directly or indirectly do anything whereby the Purchaser may be prevented from or hindered in enjoying the full benefit and advantage of the Business and the future profits of the Business as fully as the Vendor now enjoys the full benefit and advantage and profits of the Business; and

(b) promptly refer to the Purchaser all enquiries relating to the Business and assign to the Purchaser all orders relating to the Business, including enquiries and orders in relation to the Business, which the Vendor may receive after Completion.

17.2 The Vendor and the Purchaser shall do, execute and perform all such further deeds, documents, assurances, acts and things as either of them may reasonably require by notice in writing to the other to carry the provisions of this Agreement into full force and effect.

18. COSTS

Each party shall pay the costs and expenses incurred by that party in relation to the

negotiation, preparation and implementation of this Agreement and the documents referred to in this Agreement and everything ancillary or incidental to it. However, the Purchaser shall pay all stamp duty payable on the sale and purchase of the Assets under this Agreement.

19. WAIVER

No waiver by either party of any breach by the other of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof and any forbearance or delay by either party in exercising any of its rights hereunder shall not be construed as a waiver thereof.

20. SUCCESSORS AND ASSIGNS

20.1 This Agreement shall be binding upon each party's successors and assigns and personal representatives (as the case may be).

20.2 This Agreement is personal to the parties and accordingly (subject to this Clause 20) no party without the prior written consent (such consent not to be unreasonably withheld or delayed) of the other shall assign, transfer or declare a trust of the benefit of all or any of any other party's obligations nor any benefit arising under this agreement neither shall any party delegate any of its obligations under this agreement or subcontract their provision to any third party or agent whatsoever.

20.3 The Purchaser or the Vendor may (without the consent of the Vendor or the Purchaser (as the case may be)) assign to any of their respective Related Companies the benefit of all or any of the relevant party's obligations or any benefit it enjoys under this agreement provided that if any assignee ceases to be a Related Company of the Vendor or the Purchaser (as the case may be) such assignee shall assign such benefit back to the Vendor or to the Purchaser (as the case may be) or one of their respective Related Companies.

20.4 The sale or transfer of all or part of the Business or Assets to any of the Purchaser's Related Companies shall not affect the liability of the Vendor under any provision of this agreement whatsoever.

20.5 The Purchaser may disclose to a proposed assignee information in its possession relating to the provisions of this Agreement, the negotiations relating to this Agreement, the subject matter of this Agreement and the other party which it is

necessary to disclose for the purposes of the proposed assignment.

20.6 Prior to any change of control of the Purchaser (other than a transfer to a Related Company) before the end of the Earn Out Period (control having the meaning ascribed to it in section 840 of the Income and Corporation Taxes Act 1988) ("Transfer"):-

(a) the Purchaser shall notify the Vendor of the identity of the proposed transferee ("Transferee") and shall provide the Vendor with such information concerning the Transferee as it is able and is reasonably necessary in order for the Vendor to ascertain the Purchaser's ability to continue to pay any Deferred Consideration outstanding pursuant to Clause 5 subsequent to completion of the Transfer;

(b) if within 5 Business Days of receipt by the Vendor of the notification referred to in Clause 20.6(a) above, the Vendor, acting reasonably, informs the Purchaser that it is not satisfied that the Purchaser will be able to continue to pay the Deferred Consideration subsequent to completion of the Transfer, the Vendor and the Purchaser shall open a joint escrow account ("Clause 20 Escrow Account") into which the Purchaser shall procure that the Clause 20 Escrow Monies are paid.

(c) The "Clause 20 Escrow Monies" shall be calculated as follows:-

(i) in the event that the Transfer occurs on or after 1 January 2004, the Clause 20 Escrow Monies shall be the Deferred Consideration paid in the equivalent period in the previous calendar year to the period from the date of the Transfer to 31 December 2004;

(ii) in the event that the Transfer occurs before 1 January 2004, the Clause 20 Escrow Monies shall be £X, where

X = (Y divided by 12) multiplied by the Number of Calendar Months remaining in the Earn Out Period; and

Y = Aggregate per Ticket Booking Fees and Per Transaction Handling Fees earned by the Business pursuant to the Assumed Contracts for the 12 month period prior to the Transfer multiplied by 0.2.

20.7 Following completion of the Transfer, the Purchaser shall continue to pay the Deferred Consideration in accordance with Clause 5, save that the amounts in satisfaction of such Deferred Consideration shall first be paid from the Clause 20 Escrow Account until the monies in such account are exhausted, and the parties agree to give such instructions are as necessary to the bank at which the Clause 20 Escrow Account is held in order to give effect to this Clause 20.7.

20.8 In the event that after the Deferred Consideration has been paid by the Purchaser in full, the Clause 20 Escrow Account has a positive balance, the parties shall give instructions to the bank at which the Clause 20 Escrow Account is held to repay any monies remaining in the Clause 20 Escrow Account to the Purchaser.

20.9 The Purchaser shall be entitled to charge and/or assign the benefit of all or any of its rights under this Agreement (the "Rights") to a bank or financial institution that provides facilities to the Purchaser or in relation to the Business itself or acts as facility agent and/or security trustee or security agent by way of security for the indebtedness of the Purchaser incurred in connection with the acquisition of the Business (provided always that the Purchaser shall procure that the Rights may not be further charged or assigned to any third party except pursuant to Clause 20.10 below).

20.10 The person to whom the Rights have been charged or assigned in accordance with Clause 20.9 above or any administrative receiver appointed by it or other person appointed to enforce any such security may charge or assign all but not part of the Rights to any third party for the purpose of or in connection with such enforcement.

21. NON-MERGER ON COMPLETION

This Agreement shall notwithstanding Completion remain in full force and effect as regards any of the provisions remaining to be performed or carried into effect and (without prejudice to the generality of the foregoing) as regards all guarantees, undertakings and warranties.

22. ILLEGALITY AND UNENFORCEABILITY

If any term or provision in this Agreement shall in whole or part be held to any extent to be illegal or unenforceable under any enactment or rule of law that term or provision or part shall to that extent be deemed not to form part of this agreement and the enforceability of the remainder of this Agreement shall not be affected.

23. NO PARTNERSHIP/AGENCY

Nothing in this Agreement is intended to or shall operate to create a partnership or joint venture of any kind between the parties, or to authorise any party to act as agent for any other, and no party shall have authority to act in the name or on behalf of or otherwise to bind any other in any way (including but not limited to the making of any representation or warranty, the assumption of any obligation or liability and the exercise of any right or power).

24. VARIATIONS

No variations of this Agreement shall be effective unless made in writing and signed by or on behalf of each of the parties to this Agreement.

25. NOTICES

25.1 Any notice to be given under this Agreement shall be given in writing signed by or on behalf of the party giving it and shall be irrevocable without the written consent of the party on whom it is served.

25.2 Any such notice may only be served:

(a) personally by giving it to an individual who is party or to any director or the secretary of any company which is a party;

(b) by leaving it at, or sending it by prepaid first class letter through the post to, the address of the party to be served as set out on page one of this Agreement or if another address in England shall have been notified by that party to all the other parties for the purposes of this clause by notice given in accordance with this Clause 25.2(b) then to the address of such party which shall have been so notified, for which purpose the latest notification shall supersede all previous notifications; or

(c) by facsimile (in which case it shall be deemed to have been signed by or on behalf of the party giving it) to the following facsimile numbers:-

in the case of the Vendor, to 020 8900 1046 marked for the attention of the Company Secretary; and

in the case of the Purchaser, to 020 7494 5247 marked for the attention of the

Company Secretary;

or such other fax number as a party may notify the other party from time to time.

25.3 Notices shall be deemed served as follows:

(a) in the case of personal service at the time of such service;

(b) in the case of leaving the notice at the relevant address, at the time of leaving it there;

(c) in the case of service by post, on the second Business Day following the day on which it was posted and in proving such service it shall be sufficient to prove that the notice was properly addressed, stamped and posted in the United Kingdom; and

(d) in the case of service by facsimile, on the Business Day following the day on which it was transmitted and in proving such service it shall be sufficient to prove that the facsimile message was preceded by the answerback code relevant for the purposes of this clause of the third party to whom it was sent and that there was no evidence that such transmission had been interrupted.

26. MISCELLANEOUS PROVISIONS

26.1 Whole Agreement

(a) this Agreement, together with the agreements referred to herein, constitutes the entire and the only legally binding agreement between the parties hereto;

(b) nothing in this Clause 26.1 shall operate to limit or exclude liability for fraudulent misrepresentation or the tort of deceit on the part of either of the parties.

26.2 Counterparts

This Agreement may be executed as two or more documents in the same form and execution by all of the parties of at least one of such documents will constitute due execution of this Agreement.

26.3 Rights of Third Parties

(a) The Transferring Employees shall be entitled to enforce their rights under Clause 6.2 in accordance with the Contracts (Rights of Third Parties) Act 1999.

(b) Save as provided in Clause 26.3(a) above and Schedule 5, the Contracts (Rights of Third Parties) Act 1999 shall not apply to this Agreement and unless specifically herein provided no person other than the parties to this Agreement shall have any rights under it nor shall it be enforceable by any person other than the parties to it.

26.4 Announcement

Neither party shall at any time disclose any term of this Agreement, or of any document referred to in this Agreement, without the prior written approval of the other party except to the extent that such information is already lawfully in the public domain provided that nothing in this Clause 26.4 shall prevent either party from disclosing that the transaction (although not its terms) has taken place. The parties shall each use their best endeavours to keep the terms of this Agreement and the documents referred to in it which are not already lawfully in the public domain from time to time strictly confidential. Despite the above, a party shall be entitled to make any disclosure which is imposed on that party (or on any holding company of that party) by law or by the rules of any regulatory body to which that party (or holding company) is subject but the parties shall, as far as practicable, consult with one another on the form of such disclosure.

27. <u>LAW AND JURISDICTION</u>

27.1 This Agreement shall be construed and take effect in all respects in accordance with English law.

27.2 All the parties irrevocably agree that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceedings (together in this clause referred to as "proceedings") arising out of or in connection with this Agreement may be brought in such courts.

EXECUTED by the parties on the date specified at the beginning of this Agreement.

SCHEDULE 1 – The Assumed Contracts

Part A

1. Agreement dated 29 April 2002 for the sale and issue of tickets for the Wembley Complex between Wembley (London) Limited (1) and the Vendor (2);

Part B

2. Agreement dated 3 March 2000 for the outsourcing of Box Office Services between Earls Court and Olympia Group Limited (1) and the Vendor (2);

3. Agreement dated 9 January 2001 for the provision of a 3 year advance ticketing service for Business Design Centre Events between Business Design Centre Limited (1) and the Vendor (2).

SCHEDULE 2 – Telephone Numbers

Principal	BT	COLT
Wembley (London) Ltd	020 8902 0902	0870 739 0739
Earls Court & Olympia Ltd	0870 903 9033	N/A
Business Design Centre	N/A	Various
Bookingsdirect.co.uk Ltd	N/A	0870 735 5000
Reading Football Club	020 8795 9527	N/A
Everton FC	N/A	0870 738 3786
Mainline Events Ltd	N/A	0870 735 5566
Clarion Events Ltd	N/A	0870 736 3105
Clarion Events	N/A	0870 736 3105
Erotica Ltd	N/A	0870 736 9069
Affordable Art Ltd	N/A	0870 739 9555
Safeway Stores plc	N/A	0870 733 1000
Galaxy Radio North East Ltd	N/A	0870 730 7305
Allure	N/A	0870 733 1020
Golden Jubilee	N/A	0870 732 2002
Capital Radio/Princes Trust	N/A	0870 730 0958
		0870 732 0958
Ferrari	N/A	0870 730 0360
Reed Business Information	N/A	0870 730 2244

SCHEDULE 3 – Transferring Employees

Surname	Forename	Job Title
Gibson	John	Operations Manager
Cairney	Tamara	New Media Manager
Lakhani	Ro	New Media Specialist
McGuire	Helen	New Media Specialist
Francis	Hayley	New Media Agent
Pich	Tania	New Media Agent
Veman	Shamir	New Media Agent
Ellingworth	Beverley	Call Centre Services Manager
El-Asaad	Tania	Call Centre Supervisor
McHugh	Thomas	Call Centre Supervisor
Murphy	Christine	Call Centre Supervisor
Paul	Michael	Call Centre Supervisor
Schneider	Natalie	Asst Call Centre Supervisor
Sheriffs	Clancy	Asst Call Centre Supervisor
Atkins	Zoe	Call Centre Agent
Baddeley	Helena	Call Centre Agent
Dabasia	Dean	Call Centre Agent
Grant	Alison	Call Centre Agent
Harris	Lorraine	Call Centre Agent
MacNamara	Mairead	Call Centre Agent
Marshall	Beverley	Call Centre Agent
McClymont	Corrine	Call Centre Agent
Rose	Jack Marty	Call Centre Agent
Tennyson	Joyce	Call Centre Agent
Watts	Lisa	Call Centre Agent
Whynn	Teresa	Call Centre Agent
Skiffington	Teresa	Mailing Services Manager
Baker	Norma	Mailing Services Supervisor
Elder	Russell	Ticketing Service Assistant
Linnell	Mary	Mailing Service Agent
Lynam	Pauline	Mailing Service Agent
Porter	Paulette	Mailing Service Agent
Shah	Indira	Mailing Service Agent
Tiernan	Carrie	Mailing Service Agent
Williams	April	Customer Services Manager
Cummings	Janine	Customer Service Agent
Maloney	Hazel	Customer Service Agent
Meah	Sarita	Customer Service Agent
Powell	Ella	Customer Service Agent
Young	Curtis	Customer Service Agent
Berisha	Sofia	Account Manager
Fisher	Heidi	Account Manager

King	Natalie	Account Manager
Powell	David	Account Manager
Ahern	Jennifer	Box Office Sales Agent
Lester	Brenda	Box Office Sales Agent
Paxton	Jodie	Box Office Sales Agent
Turburville	Amanda	Box Office Sales Agent
Falconer	Linda	Exhibitions Services Supervisor
Lepelley	Julie	Counter Sales Supervisor

SCHEDULE 4 – Warranties

1. In this schedule 4 the following words have the following meanings unless the context otherwise required:

"Accounts Date" means 31 December 2000;

"ERA" means the Employment Rights Act 1996;

"TULR(C)A" means the Trade Union and Labour Relations (Consolidation) Act 1992;

"Vendor's Group" means the Vendor, its holding companies and any subsidiary undertakings and the associated companies from time to time of such holding companies, all of them and each of them as the context admits.

1 VENDOR'S CAPACITY

The board of directors of the Vendor have authorised the entering into and execution of this Agreement.

2 THE VENDOR AND THE BUSINESS

2.1 The Vendor is a limited company incorporated under English law and has been in continuous existence since incorporation.

2.2 The Vendor is the only legal and beneficial owner of the Business.

2.3 There is no Encumbrance in relation to any part of the Business. So far as the Vendor is aware, no person has claimed to be entitled to an Encumbrance in relation to any part of the Business and the Vendor is not under any obligation (whether actual or contingent) to sell, charge or otherwise dispose of any part of the Business or any interest therein to any person.

2.4 The Vendor does not act or carry on business in partnership with any other person in relation to the Business.

2.5 The Vendor does not have any branch, agency, place of business or permanent establishment outside England and Wales in relation to the Business.

3 LITIGATION

3.1 During the last three years the Vendor has not been engaged in any civil, criminal,

administrative or arbitration or other proceedings as claimant or defendant in relation to the Business and there are no such proceedings pending or threatened either by or against the Vendor, or a person for whose acts or defaults the Vendor may be vicariously liable, affecting the Business and the Vendor is not aware of any facts which might give rise to any civil, criminal, administrative, arbitration or other proceedings.

3.2 The Vendor and its offices, agents and employees have conducted the Business and dealt with the Assets in all material respects in accordance with all applicable legal and administrative requirements in the United Kingdom.

4 CONTRACTUAL MATTERS

4.1 The Vendor has no knowledge of the invalidity of, or a ground for termination, avoidance or repudiation of, any of the Assumed Contracts.

4.2 To the best of the knowledge and belief of the Vendor, no event has occurred or is subsisting which with the giving of notice and/or lapse of time might constitute or result in a default or the acceleration of any obligation of the Vendor under any of the Assumed Contracts.

4.3 A copy of the standard terms and conditions of the Business are annexed to the Disclosure Letter and the Vendor has not entered into an agreement or arrangement with any customer other than on such standard terms and conditions.

4.4 Neither the Vendor nor any Related Company of the Vendor nor any director of the Vendor has any interest, direct or indirect, in any business which competes or is likely to complete with the Business or intends to acquire any such interest.

4.5 In connection with the operation of the Business and/or the Assets there is, and during the three years ending on the date of this Agreement there has been no agreement or arrangement (legally enforceable or not) to which the Vendor is or was a party or in which any Related Company of the Vendor, a director or former director of any Related Company of the Vendor or a person connected with any of them is or was interested in any way.

4.6 Except for a condition or warranty implied by law or contained in its standard terms of business or otherwise given in the usual course of trading, the Vendor in connection with the operation of the Business has not given a condition or warranty, or made a

representation, in respect of goods or services supplied or agreed to be supplied by it, or accepted an obligation that could give rise to a liability after the goods or services have been supplied by it.

4.7 The Vendor is not nor, so far as the Vendor is aware, is any third party in default under any of the Assumed Contracts nor has it waived any rights or privileges under any of them. So far as the Vendor is aware, no matter exists which might give rise to such default.

4.8 No threat or claim of default under any of the Assumed Contracts has been made and is outstanding against the Vendor.

4.9 Neither the execution nor performance of this Agreement or any document to be executed at or before Completion will entitle any of the third parties to the Assumed Contracts under the terms of the Assumed Contracts to cease dealing with the Business or substantially to reduce its existing level of business or to change the terms upon which it deals with the Business.

5 EMPLOYEES

5.1 Transferring Employees: Remuneration and Benefits

The particulars of all Transferring Employees annexed to the Disclosure Letter show all remuneration and other benefits:

(a) actually provided; or

(b) which the Vendor is bound to provide (whether now or in the future)

to each Transferring Employee and are true and complete and include particulars of and details of participation in all profit sharing, incentive, bonus, commission, share option, medical, permanent health insurance, directors' and officers' insurance, travel, car, redundancy and other benefit schemes, arrangements and understandings (the "Schemes") operated for all or any Transferring Employees or their dependants and any payments in connection with the termination of any office or employment.

5.2 Particulars of Transferring Employees

The particulars of all Transferring Employees annexed to the Disclosure Letter show the names, job title, remuneration and other benefits, date of commencement of

employment, date of birth and period of continuous employment (calculated in accordance with part XIV of the ERA) of every Transferring Employee, as derived from the Transferring Employees' personnel files. To the best of the Vendor's knowledge and belief, the particulars annexed to the Disclosure Letter also show the number of hours worked since the Accounts Date by all those Transferring Employees who are employed by the Vendor pursuant to an annualised hours contract and the accrued holiday entitlement of each Transferring Employee. Since the Accounts Date the Vendor has not made, announced or proposed any changes to the remuneration or other benefits of any Transferring Employees and the Vendor is under no obligation to make any such changes with or without retrospective operation.

5.3 **Terms and Conditions**

The Disclosure Letter contains copies of all the:

(a) standard terms and conditions, staff handbooks and policies which apply to Transferring Employees; and

(b) terms of employment which apply to the Transferring Employees and which are variations from the standard terms and conditions.

5.4 The terms of employment or engagement of all Transferring Employees are such that their employment or engagement may be terminated by not more than twelve weeks' notice given at any time without liability for any payment including by way of compensation or damages (except for unfair dismissal or a statutory redundancy payment) and save as specified in the Disclosure Letter the Vendor has not entered into any agreement or arrangement for the management or operation of its business or any part thereof other than with those of the Transferring Employees that are engaged in the Business.

5.5 **Operation of the Schemes**

(a) In relation to the Transferring Employees, so far as the Vendor is aware, the Schemes have at all times been operated in accordance with their governing rules or terms and all applicable laws and all documents which are required to be filed with any regulatory authority have been so filed and all tax clearances and approvals necessary to obtain favourable tax treatment for the Vendor and/or the participants in the Schemes have been obtained and not withdrawn

and no act or omission has occurred which has or could prejudice any such tax clearance and/or approval.

(b) No Transferring Employee or any dependant has made any claim against the Vendor in respect of any of the Schemes.

5.6 Claims by Employees

So far as the Vendor is aware, no former employee of the Vendor who was engaged in the Business or Transferring Employee has any claim against the Vendor:

(a) in respect of any accident or injury which is not fully covered by insurance; or

(b) for breach of contract or services or for services; or

(c) for loss of office or arising out of or connected with the termination of his office or employment (including any redundancy payment)

and there is no event which would or might give rise to any such claim.

5.7 Transfer Regulations

The Vendor has not within the twelve months preceding the date hereof entered into any agreement and no event has occurred which may involve the Vendor in the future which involved or may involve the Vendor acquiring or disposing of any undertaking or part of one such that the Regulations may apply thereto which affected or may affect the Business or any Transferring Employee.

5.8 Industrial Relations

(a) There is no trade union recognised in relation to any of the Transferring Employees.

(b) The Disclosure Letter contains copies of and full details of all rights and liabilities relating to any Transferring Employees pursuant to any collective agreements (whether with a . trade union or staff association) concerning the Business.

(c) Within the twelve months preceding the date hereof the Vendor, has not been engaged or involved in any trade dispute (as defined in section 218 of the TULR(C)A) with any Transferring Employee and no event has occurred which

could or might give rise to any such dispute and no industrial action involving Transferring Employees, official or unofficial, is now occurring or threatened nor has any industrial relations or employment matter been referred either by the Vendor or any Transferring Employee or by any trade union representing any of the Transferring Employees to ACAS for advice, conciliation or arbitration.

(d) In relation to the Transferring Employees, the Vendor has, so far as it is able to, complied with its obligations to inform and consult with trade unions and other representatives of workers pursuant to regulation 10 of the Regulations.

5.9 **Compliance with Laws**

(a) The Vendor, so far as it is aware, has complied in all material respects with all relevant provisions of EC Directives (where the provisions of which have direct effect or are incorporated into English law) statutes, regulations, codes of conduct, collective agreements, terms and condition of employment, orders, declaration and awards relevant to the Transferring Employees or the relations between the Vendor's Group and the Transferring Employees and any recognised trade union.

(b) In relation to the Transferring Employees, there are no training schemes, arrangements or proposals, whether past or present, in respect of which a levy may henceforth become payable by the Vendor under the Industrial Training Act 1982 (as amended) and pending Completion no such Schemes, arrangements or proposals will be established or undertaken.

(c) In relation to the Transferring Employees the Vendor has not entered into any individual agreement with a Transferring Employee pursuant to regulation 5 of the Working Time Regulations 1998 or a workforce agreement to disapply the 48-hour maximum working week.

5.10 **Records**

The Vendor has maintained adequate, suitable and up to date records regarding the service of each of the Transferring Employees and, in particular, has maintained all records required under the Working Time Regulations 1998.

5.11 **Enquiries and Discrimination**

(a) There are no enquiries or investigations existing, pending or threatened affecting the Vendor in relation to any of the Transferring Employees by the Equal Opportunities Commission, the Commission for Racial Equality, the Health and Safety Executive and the Disability Rights Commission.

(b) So far as the Vendor is aware, nothing has occurred prior to Completion, that may give rise to any claim for sex, race or disability discrimination or equal pay either under English or European Law whether by such Transferring Employees or otherwise.

5.12 Notice of Termination, Leave of Absence and Future Employees

No Transferring Employee:

(a) has given or received notice to terminate his employment;

(b) is on secondment, maternity leave or absent on grounds of disability, long term sickness or other leave of absence; or

(c) is subject to a current disciplinary warning or procedure

and there are no outstanding offers of employment or engagement to work in the Business and no person has accepted such an offer but not yet taken up the position accepted.

5.13 Payment up to Completion

(a) The salaries and wages and other benefits of all the Transferring Employees, all related payments to third party benefit providers and all related payments to the relevant authorities have been paid or discharged in full in respect of the period up to Completion.

(b) There are no amounts owing or agreed to be loaned or advanced by any member of the Vendor's Group to any Transferring Employee (other than amounts representing remuneration, bonuses (if any), commission (if any), accrued due for the current pay period, accrued holiday pay for the current holiday year or reimbursement of expenses).

5.14 Employees in the Business

(a) The Transferring Employees are all employed by the Vendor and work wholly or mainly in the Business and there are no other persons employed wholly or mainly in the Business.

(b) No material changes have been made to the terms or conditions of employment of any Transferring Employee with or without his consent and whether in writing or otherwise in the last 12 months.

(c) No Transferring Employee has indicated any objection to the transfer of the Business to the Purchaser under the Regulations, and as far as the Vendor is aware no such objection is pending or threatened.

5.15 Redundancy

Full and accurate details are disclosed in the Disclosure Letter of any redundancy payment (whether pursuant to a redundancy scheme or formula or policy or otherwise whether contractual or discretionary) the Vendor has made in excess of the statutory redundancy entitlement to any former employee in the last twenty four months, and there is no provision in any occupational pension scheme in which Transferring Employees participate which provides enhanced benefits on redundancy.

5.16 Health and Safety

Full details of all health and safety policies and procedures, health and safety committees, health and safety representatives, and any complaints, recommendations, investigations or claims relating to health and safety issues made or carried out as recorded in the relevant accident books, in the last twelve months and affecting the Vendor and the Transferring Employees have been disclosed in the Disclosure Letter.

6 TAXATION

6.1 Insofar as assets to be transferred to the Purchaser pursuant to this Agreement are required by the Vendor to be treated as capital items for the purposes of part XV of the Value Added Tax Regulations 1995 (as amended) such assets are listed in the Disclosure Letter and all adjustments to be made pursuant to the said part on or before the date hereof have been made and declared to H.M. Customs and Excise in the appropriate manner.

6.2 There is no dispute or disagreement outstanding with any Taxation Authority

regarding the proper method of computing the profits of the Business (or any part of it) for tax purposes or the proper treatment for value added tax purposes of any suppliers of goods or services made (or treated as made) in the course of the business. There are no circumstances which make it likely that any such dispute or disagreement will commence.

6.3 The amount of tax chargeable on the Vendor in respect of the Business during any accounting period ended on or within six years before the Accounts Date has not to any material extent, depended on any concession, agreement or other formal or informal arrangement of any Taxation Authority, including (but without limitation) the Inland Revenue and H M Customs & Excise.

6.4 **Duties**

None of the Assets is liable or will become liable in consequence of an event occurring on or before Completion to restraint, sale, mortgage, confiscation or forfeiture (whether by virtue of non payment or under payment of any tax or duty or by virtue of non compliance with any legislation or regulation relating to any tax or duty or otherwise howsoever).

6.5 **Inheritance Tax**

There is no unsatisfied liability to inheritance tax attached or attributable to any of the Assets and no liability of that kind could arise as a result of an event occurring on or before Completion (whether or not in combination with an event occurring after Completion).

6.6 **Stamp Duty**

All documents required to prove the title of the Seller to those Assets which are material have been stamped.

6.7 **Special Arrangements**

The Inland Revenue and HM Customs & Excise have not agreed to operate any special arrangement (being an arrangement which is not based on a strict application of the relevant legislation) in relation to the Business or Assets, whether in respect of benefits provided to its officers or employees, the valuation of its stock, the depreciation of its assets or any other administrative matter.

6.8 **Employees**

In respect of the Transferring Employees, all national insurance contributions and sums payable to the Inland Revenue under the PAYE system and any amount of a corresponding nature payable to any foreign tax authority due and payable by the Vendor prior to the date of this Agreement have been paid and the Vendor has made all such deductions and retentions that should have been made under s.203 - s.203L of Income and Corporation Taxes Act 1988 subject to any queries raised by the Inland Revenue in respect of the current tax year details of which are set out in the Disclosure Letter.

7 CUSTOMER DATABASE AND WEMBLEY VENUE DATABASE

7.1 So far as the Vendor is aware, the use of the Customer Database and/or the Wembley Venue Database prior to Completion has not infringed the Intellectual Property Rights of any other person.

7.2 The Vendor has taken and will take reasonable precautions to ensure that no logic bombs or other such disabling code (whether time activated or otherwise) or viruses will be introduced into the software holding the Customer Database and/or the Wembley Venue Database at any time prior to Completion.

8 DATA PROTECTION

The Vendor has in all material respects complied in respect of the Business with its duties and obligations under the Data Protection Act 1984 and the Data Protection Act 1998.

SCHEDULE 5 – Agreement for Lease

1.1. In this schedule unless the context otherwise requires the following expressions shall have the following meanings:

"Initial Rent"	the yearly rent of ONE HUNDRED AND TWENTY THOUSAND POUNDS (£120,000)
"Landlord"	Gideon 3 Limited and Gideon 4 Limited and their respective successors in title
"Landlord's Solicitors"	Lawrence Graham of 190 Strand London WC2R 1JN (Ref: CJD/W2809/65)
"Lease"	the lease of the Premises to be granted to the Purchaser by the Landlord under this schedule which lease shall be for a term commencing on the Completion Date and ending on 31 December 2003 and shall be in the agreed form contained in Schedule [6]
"Premises"	the premises on the first and second floors of Elvin House Stadium Way Wembley as more particularly described in the Lease
"Rent Commencement Date"	three months on and from the Completion Date
"VAT"	value added tax at the rate in force when the relevant supply is made and includes any similar tax from time to time replacing it
"Working Day"	any day except Saturday Sunday and bank or other public holidays in England

2. AGREEMENT FOR LEASE

2.1. The Vendor will procure that the Landlord will grant the Lease on the Completion Date

2.2. The Purchaser shall accept the Lease on the Completion Date

3. PURCHASER'S OCCUPATION BEFORE COMPLETION OF THE LEASE

3.1. The Purchaser shall not enter the Premises prior to completion of the Lease

4. INITIAL RENT

4.1. The Initial Rent shall all commence to be payable on the Rent Commencement Date

5. TITLE

5.1. The Vendor has deduced title to the Premises and the Purchaser shall raise no requisition objection or enquiry in relation to title

6. REPRESENTATIONS

6.1. The Purchaser acknowledges that this Agreement constitutes the entire contract between the Vendor and the Purchaser to the exclusion of any antecedent statement or representation whether oral written or implied or whether contained in any advertisement particulars or other matters issued or in any correspondence entered into by the Landlord or its employees or agents and the Purchaser acknowledges that the Purchaser has not entered into this Agreement in reliance upon any such statement or representation other than those (if any) given in writing by the Landlord's Solicitors in response to written enquiries submitted by the Purchaser's Solicitors prior to the date of this Agreement and any such statements or representations are for the purpose of this Agreement deemed to have been given subject to and on the basis of any terms and conditions for the exclusion or limitation of liability upon which they were expressed to be given

7. COMPLETION OF THE LEASE

7.1. On or before the Completion Date:

7.1.1. the Vendor shall procure that the Landlord will execute and grant (or cause to be executed and granted) to the Purchaser the Lease and

7.1.2. the Purchaser will accept the Lease and the Purchaser will execute and deliver to the Landlord a counterpart of the Lease

7.2. Completion of the Lease shall take place on the Completion Date at the offices of the Landlord's Solicitors or as they reasonably require in England

8. ALIENATION

8.1. The Purchaser shall not assign underlet charge part with or otherwise deal in any way with the Purchaser's interest under this Agreement

8.2. The Purchaser (as named in this Agreement) will itself take up the grant of the Lease and the Landlord shall not be obliged to grant the Lease to any other person

9. LAW AND JURISDICTION

9.1. This schedule is governed by English law and the parties to this Agreement submit to the non-exclusive jurisdiction of the English courts

10. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

10.1. It is agreed that the Landlord may enforce the Purchaser's obligations contained in this schedule

10.2. Unless the right of enforcement is expressly provided for in this schedule a person who is not a party to this Agreement may not by virtue of the Contracts (Rights of Third Parties) Act 1999 enforce any of the terms of this schedule

10.3. Except to the extent that there is express provision in this schedule to the contrary the parties may by Agreement rescind or vary this schedule without the consent of any such person

SIGNED by a duly authorised officer for and on behalf of WEMBLEY INTERNATIONAL LIMITED in the presence of:)

Signature of Witness:

Name of Witness:

Address of Witness

Occupation of Witness

SIGNED by a duly authorised officer for and on behalf of THE WAY AHEAD GROUP LIMITED the presence of:)

Signature of Witness:

Name of Witness: JAMES NUNNERLEY

Address of Witness FLAT 4, 69 ELGIN AVENUE, MAIDA VALE, LONDON W9 2DB

Occupation of Witness SOLICITOR

DATED 13 June **2002**

WEMBLEY INTERNATIONAL LIMITED

and

THE WAY AHEAD GROUP LIMITED

BUSINESS SALE AGREEMENT

MEMERY CRYSTAL
31 Southampton Row
London WC1B 5HT
Tel: 020 7242 5905
Fax: 020 7242 2058
Ref: AT/198999v17

CONTENTS

£47.410
C04 + L
C04

THIS AGREEMENT is made the 17th day of June 2002
2/7

BETWEEN: (£46.000 C04
£1410 lease)

(1) **WEMBLEY INTERNATIONAL LIMITED** a company registered in England under number 01993498 whose registered office is at Elvin House, Stadium Way, Wembley HA9 0DW ("Vendor").

(2) **THE WAY AHEAD GROUP LIMITED** a company registered in England under number 3554468 whose registered office is at The Hollows, Saint James's Street, Nottingham, Nottinghamshire, NG1 6FJ ("Purchaser").

INTRODUCTION:

(A) The Vendor carries on the Business (as defined below).

(B) The Vendor is willing to sell, and the Purchaser is willing to purchase, the goodwill of the Business and certain of the assets employed in the Business on the terms and subject to the conditions of this Agreement.

IT IS AGREED as follows:

1. **<u>DEFINITIONS AND INTERPRETATION</u>**

1.1 The following definitions apply in this Agreement:

"Act"	means the Companies Act 1985;
"Advance Ticket Receipts"	means all cash sums less all applicable Per Ticket Booking Fees, Inside [illegible]ion Ch[illegible] and Per Tra[illegible] which [illegible] and ha[illegible] been c[illegible] the [illegible] paym[illegible] for

SIGNED by a duly authorised officer for)
and on behalf of **WEMBLEY**)
INTERNATIONAL LIMITED in)
the presence of:

Signature of Witness: AGTitman

Name of Witness: Andrew Titman

Address of Witness: 31 Southampton Row London

Occupation of Witness: Solicitor

SIGNED by a duly authorised officer for)
and on behalf of)
THE WAY AHEAD GROUP LIMITED)
the presence of:

Signature of Witness:

Name of Witness:

Address of Witness

Occupation of Witness

Exhibit II-2-tt

Deutsche Bank Trust Company Americas
Deutsche Bank AG Cayman Islands Branch
Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

JPMorgan Chase Bank
J.P. Morgan Securities Inc.
270 Park Avenue
New York, NY 10017

[ ], 2004

BLB Investors, L.L.C.
591 West Putnam Avenue
Greenwich
Connecticut 06830

Ladies and Gentlemen:

Reference is made to (a) the Senior Secured Facilities Commitment Letter dated April 19, 2004 among Deutsche Bank Trust Company Americas ("Deutsche Bank"), Deutsche Bank Securities Inc. ("DBSI"), JPMorgan Chase Bank ("JPMorgan") and J.P. Morgan Securities Inc. ("JPMSI"), BLB Acquisition Corporation, Ltd. ("UK Parent"), BLB Worldwide Holdings, Inc. ("Company") and BLB Worldwide, Inc. (the "US Parent") and BLB Worldwide Acquisition, Inc. ("US Sub") (and, together with UK Parent, US Parent and the Company, the "Bidco Group"), including all exhibits, annexes and schedules thereto together with the associated Fee Letter dated the date hereof (collectively the "Senior Commitment Letter") and (b) the Bridge Facility Commitment Letter, dated April 19, 2004 among Deutsche Bank AG Cayman Islands Branch, DBSI, JPMorgan, JPMSI and the Bidco Group including all exhibits, annexes and schedules thereto together with the associated Fee Letter dated the date hereof (collectively the "Bridge Commitment Letter") and, together with the Senior Commitment letter, the "Letter Agreements"). Terms used but not defined in this Letter have the meanings assigned thereto in the Letter Agreements (including the exhibits thereto).

We hereby agree to extend the time allowed for posting of the Offer Document with the Takeover Panel until May 1, 2004 and accordingly clause (c) of the definition of "Mandatory Cancellation Event" in the Letter Agreements is amended by deleting the date "April 26, 2004" set forth therein and inserting the date "May 1, 2004" in lieu thereof. In addition, for purposes of the Commitment Letters, "Lincoln Park Reorganisation" consists of the transactions described in Sections 3, 4 and 7 of Part II and Section 6.(f)(xi)(B) of Appendix V in each case of the document entitled Recommended Cash Offer related to the Transactions and first mailed to Target shareholders on April 30, 2004.

The paragraph relating to governing law in the Letter Agreements is incorporated herein as if a part hereof, with the references to the Commitment Letter being to this letter.

If the foregoing correctly sets forth our understanding, please indicate your acceptance of the terms hereof by signing in the appropriate space below and returning to DBSI the enclosed duplicate originals hereof, whereupon this Letter shall become a binding agreement between us.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By: [signature]
Name:
Title:
Steven P. Lapham
Managing Director

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH

By: [signature]
Name:
Title:
Steven P. Lapham
Managing Director

By: [signature]
Name: Brenda Casey
Title: Vice President

DEUTSCHE BANK SECURITIES INC.

By: [signature]
Name:
Title:
Steven P. Lapham
Managing Director

By: [signature]
Name: Brenda Casey
Title: Vice President

JPMORGAN CHASE BANK

By:
Name:
Title:

J.P. MORGAN SECURITIES INC.

By:
Name:
Title:

If the foregoing correctly sets forth our understanding, please indicate your acceptance of the terms hereof by signing in the appropriate space below and returning to DBSI the enclosed duplicate originals hereof, whereupon this Letter shall become a binding agreement between us.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:________________________
Name:
Title:

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH

By:________________________
Name:
Title:

By:________________________
Name:
Title:

DEUTSCHE BANK SECURITIES INC.

By:________________________
Name:
Title:

By:________________________
Name:
Title:

JPMORGAN CHASE BANK

By:________________________
Name: JOHN C. RIORDAN
Title: VICE PRESIDENT

J.P. MORGAN SECURITIES INC.

By:________________________
Name: MICHAEL K. RYAN
Title: VICE PRESIDENT

Accepted and agreed to as of
the date first written above:

BLB INVESTORS, L.L.C.

By: [signature]
Name: Madison F. Grose
Title: Manager

BLB ACQUISITION CORPORATION, LTD.

By: [signature]
Name: Madison F. Grose
Title: Director

BLB WORLDWIDE HOLDINGS, INC.

By: [signature]
Name: Madison F. Grose
Title: Director

BLB WORLDWIDE, INC.

By: [signature]
Name: Madison F. Grose
Title: Director

BLB WORLDWIDE ACQUISITION, INC.

By: [signature]
Name: Madison F. Grose
Title: Director